Form 20-F
period 2000-12-31
TRAMFORD INTERNATIONAL LTD
filed 2001-06-28
CIK 1027454

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F

(Mark One)

[_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the fiscal year ended December 31, 2000

                                       OR

[_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                             Commission file number


                         TRAMFORD INTERNATIONAL LIMITED
             (Exact name of Registrant as specified in its charter)


                 -----------------------------------------------
                 (Translation of Registrant's name into English)


                             British Virgin Islands
                 (Jurisdiction of incorporation or organisation)


               34th Floor, West Tower, Shun Tak Centre, Hong Kong
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.


       Title of each class           Name of each exchange on which registered

              None                                 Not Applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act.

                      Common Stock, Par Value US$0.01 each
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

                                      None
                                (Title of Class)

As of June 25, 2001, there were 6,905,797 shares of Common Stock outstanding, with par value of US$0.01 each.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                                                 [X] Yes  [_] No


Indicate by check mark which financial statement item the registrant has elected to follow

                                                        [_] Item 17  [X] Item 18

                                     PART I

Item 1.  Identity of Directors, Senior Management and Advisers

     Not Applicable.

Item 2.  Offer Statistics and Expected Timetable

     Not Applicable.

Item 3.  Key Information

A.   Selected financial data.

     The following selected financial data should be read in conjunction with the "Management's Discussion and Analysis of Financial Condition and Results of Operations", and the Financial Statements and Notes thereto included elsewhere in this Annual Report.

     The selected financial data as of December 31, 1996 and 1997 for the years ended December 31, 1996 and 1997 have been derived from the Company's financial statements prepared in according with U. S. GAAP but not included elsewhere in this Annual Report.

     All financial data included elsewhere in this Annual Report are expressed, unless otherwise stated, in the nearest thousand of Renminbi ("Rmb").

                                                               (Amounts in thousands, except per share data)

                                                                                   Company
                                             ---------------------------------------------------------------------------------------

                                             Year Ended     Year Ended     Year Ended     Year Ended     Year Ended     Year Ended

                                             December 31,   December 31,   December 31,   December 31,   December 31,   December 31,
                                             ------------   ------------   ------------   ------------   ------------   ------------

                                                 1996           1997           1998           1999           2000           2000

                                                  Rmb            Rmb            Rmb            Rmb            Rmb            US$
                                             ------------   ------------   ------------   ------------   ------------   ------------
Statement of Operations
Data: (1)

Non-operating income ....................          656         10,273          4,334          2,862          3,373           407

Income/(loss) from continuing
   operations before income
   tax provision ........................       (2,118)         2,463              9         (1,855)         1,344           162

Discontinued operations

   Profits/(Loss) from operations
   of disposed subsidiaries .............       14,351        (90,166)       (37,760)       (14,875)            --            --

   Gain on disposal of subsidiaries .....           --             --             --         20,011             --            --

Earnings/(loss) per share from
   continuing operations ................        (0.01)          0.27           0.01          (0.23)          0.21          0.03

(Loss)/earnings per share from
   discontinued operations ..............         1.67         (10.03)         (4.20)          0.65             --            --

Supplemental data to Statements
   of Operations

Net sales (2) ...........................      205,284         68,754         43,080         19,225         15,727         1,900

Cost of goods sold (2) ..................      153,993         77,076         42,943         17,680          9,732         1,176

Gross Profit/(loss)(2) ..................       51,291         (8,322)           137          1,545          5,995           724

Balance Sheet Data:

Cash and cash equivalents ...............       44,156         51,631         45,404         46,803         51,302         6,198

Total assets ............................      321,836        221,881         74,503         74,803        104,128        12,580

Long-term debt ..........................       15,867          2,373             --             --             --            --

Owners'/Shareholders' equity ............      218,272        110,697         71,440         70,241         71,681         8,660

(1) For the convenience of the reader, translation of amounts from Renminbi into United States Dollars has been made at the noon buying rate in New York City for cable transfer in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on

     December 31, 2000 of Rmb 8.2774 = $1.00. No representation is made that the Renminbi amounts could have been, or could be, converted into United States Dollars at that rate or at any other certain rate.

(2) Net sales, cost of goods sold and gross profit/(loss) for each of the four years in the period ended December 31, 1999 referred to the PRC Operations disposed in July 2, 1999 while these for the period ended December 31, 2000 referred to the Newly Acquired Operations acquired in June 30, 2000.

B.   Capitalization and indebtedness.

     Not Applicable.

C.   Reasons for the offer and use of proceeds.

     Not Applicable.

D.   Risk factors.

     Investing in our common stock involves a high degree of risk. The risks described below are not the only ones facing our company. Additional risks not presently known to us or that we deem immaterial may also impair our business operations. Any of the following risks could materially adversely affect our business, operating results and financial condition and could result in a complete loss of your investment.

     We have limited experience in managing our new business.

     Although incorporated in 1995, from inception until July 1999, through our subsidiaries, we had joint venture interests in a manufacturer of enameled steel and cast iron bathtubs as well as a manufacturer of ceramic wall tiles. In July 1999, however, all of our interests in those joint ventures were sold. In June 2000 we acquired the entire interest of BHL Networks Technology Co. Ltd. ("BHL Networks"), which owns a 76% joint venture interest in Beijing BHL Networks Technology Co., Ltd. ("Beijing BHL Networks"), a company engaged in the network security, network management and e-business software development business. Accordingly, we have had a limited history upon which an evaluation of our performance and prospects in this new field can be made. Even the Company believes qualified staff can be recruited easily in the PRC who will contribute significantly in enhancing the smooth operation of the new business, we are still subject to all of the risks, uncertainties, expenses, delays, problems and difficulties frequently encountered in the establishment of a software and technology business on the Internet which is generally characterized by intense competition.

     Our market is relatively new and becoming intensely competitive.

     The market for Internet security and software development is relatively new, rapidly evolving and intensely competitive. As we expand, we expect that additional competitors will arise. Some of these existing competitors may have greater financial and marketing resources and may have longer operating histories in the Internet market, greater name recognition, larger customer bases and databases. The Internet industry is relatively new and subject to continuing definition and, as a result, new competitors may better position themselves to compete in this market as it matures. Although prohibited by relevant Chinese authorities, large global competitors may increasingly focus their resources on the greater China market and thereby may create more competition. In addition, providers of Chinese language Internet tools and services may be acquired by, receive investments from or enter into other commercial relationships with large, well-established and well-financed Internet, media or other companies.

     Presently, the barriers to entry by local competitors in the market for Internet services, application software and Internet security are few, even most of them cannot compete with us in terms of technical strengths and shareholders' support. Therefore, we expect competition to persist and intensify, and the number of competitors could increase significantly in the future.

     We believe that, in order to attract the maximum amount of attention to our product and services offerings and increase our customer base, we must establish our products and services as the leading alternative for the services and software we intend to offer. If we fail to do so quickly, competitors may prevent us from obtaining a leading market share in those markets, which would adversely affect our business. Therefore, we intend to deploy significant resources and pursue an aggressive brand marketing and growth strategy. However, we cannot assure that we will be able to capture or maintain sufficient market share in the face of increasing competition.

     It is hard to estimate our financial results

     Our operating results will vary greatly in the future depending upon a number of factors. Many of these factors are beyond our control. Our revenues, gross margins and operating results may fluctuate significantly from quarter to quarter due to, among other things:

     -    our ability to obtain timely and accurate user sales information;

     - product upgrading or updating progress of products by us or our competitors;

     -    the mix of products sold;

     -    the price changes of us and our competitors;

     - the general economic condition and development trends in the computer industry of the PRC;

     -    our research and development and marketing abilities;

     -    the acquisition costs of technology or businesses;

     - fluctuation in Beijing BHL Network's expenditure levels related to its efforts to build brand awareness and establish with various Internet companies;

     - the effectiveness of our distribution channel and our mix of operating and non-operating income;

     - employee wages pressure arising from increased competition for skilled employees; and

     - extraordinary costs incurred for acquisitions or any reductions in forces.

     We do not maintain a significant level of inventories and our business success is dependent on number of contracts entered into. This fact makes predicting revenues more difficult. Although we believe more contracts will be entered into in future, there is no assurance that these contracts can be successfully signed, or even successfully signed, we may not control our costs effectively. The operating results will be adversely materially affected in case the contracts are not successfully signed and costs are not effectively controlled.

     There are risks of employee retention and new employee assimilation

     Many of our employees are located in areas and have skills in fields where there is high worker mobility and work force turnover. The departure of a large number of our employees or a meaningful number of key non-executive employees could materially adversely impact our business, including our ability of new products development, existing products upgrading and products sales and marketing. We anticipate that we will continue to have difficulties in retaining employees because of the competitions for skilled employees increased along with the expansion in the PRC IT market.

     Risk of reliance on management and technical personnel who may not remain with us in the future

     We expect to rely, and will continue to rely, on a number of key technical and management employees. If any of our key employees leave, our business, results of operations and financial condition could suffer. Furthermore, we do not maintain life insurance policies on our key employees.

     Our ability to achieve our revenue and operating performance objectives will depend in large part on our ability to attract and retain technically qualified and highly skilled sales, consulting, technical, marketing and management personnel. Competition for these employees is intense and is expected to remain so for the foreseeable future. We have seen upward pressure on wages as a result of this intense competition for employees, which could cause an increase in our operating expenses. We may not be successful in retaining our existing key personnel and in attracting and retaining the personnel we require, and our failure to retain and hire key employees could materially adversely affect our business and operating results. Additions of new, and departures of existing, employees, particularly in key positions, can be disruptive and can result in departures of existing employees, which could materially adversely affect our business.

     Our success also depends in large part upon the continued contributions of Li Xiao Hong, our Chairman of the Board and President, and Jiang Xinhao, our Chief Executive Officer. The loss of their services or the services of certain other key employees could have a material adverse effect on our business and prospects.

     We are subject to risk of hackers' attacks

     Even we have maintained on low profile in the security software market, we may will have been a target of computer hackers who have, among other things, created viruses to sabotage or otherwise attack our products. While to date no such event happened and discovered but their adverse impact cannot be ignored. If this happen, users' computer systems could damaged and demand for our software products may suffer as a result.

     Risk of reliance on revenue from our network security products and e-business software development

     We have historically derived a majority of our net revenues from our e-business tailor-made software development, network security products and system integration services. These products and services are expected to continuously account for a significant portion of our net revenues in the foreseeable future. Because of this high concentration of revenue, a decline in demand for, or in the prices of, these products as a result of competition, technological change, a change in our pricing model and any other factors reducing the demand of these products and servers could harm our business.

     Risks of acquisition of new business, products and technologies

     Our industry has experienced, and is expected to continue to experience, a significant amount of consolidation. It is one of our growth strategy to buy or make investments in complementary companies, products and technologies in future.

     Our acquisitions and strategic investments involve a number of risks and we may not realize the expected benefits of these transactions. We may lose all or a portion of our investment, particularly in the case of our strategic minority investments, if any. Our available cash and securities may be used to buy or invest in companies or products, which could result in significant acquisition-related charges to earnings and dilution to our shareholders. Moreover, we may have to incur or assume that company's liabilities, including liabilities that are unknown at the time of acquisition, which may result in a material adverse effect on us.

     Besides, our acquisitions are accounted for under the purchase method of accounting. We expect we will experience significant charges related to the amortization of purchased technology and goodwill if more acquisitions are completed in future periods. In addition, if we later determine that this purchased technology and goodwill is impaired, we will be required to take a related non-recurring charge to earnings.

     We are subject to risks of the rapidly changing business environment brought on by the widespread use of Internet

     We utilize the Internet and depend on its functionality and reliability in many parts of business, including sales, distribution and support of our products. There are still many uncertainties regarding many facets of the Internet, including reliability, security, access, tax, government regulation and cost. We also run the risk of not adapting to the latest changes in the Internet, which could affect our business operations. If growth of the Internet does not develop at the rapid pace we expect, our operating results could be materially adversely affected.

     We are subject to risks of rapid technological change in the market and the risks associated with the product development

     The network security and network management market is highly fragmented and characterized by ongoing technological developments, evolving industry standards and rapid changes in customer requirements. Our success will depend on our ability to:

     - provide a broad range of network security and network management software products, including the enhancement of existing products and expansion of product offerings;

     -    timely develop and introduce new products with technological advances;

     -    respond promptly to new customer requirements;

     -    comply promptly with evolving industry standards;

     -    provide  upgrades and updated to users frequently at the lowest costs;
          and

     - maintain compatibility of our products with popular operating systems and develop products that are compatible with new or otherwise emerging operating systems.

     Our product enhancements or new products may not adequately address the changing needs of the marketplace. New products with new technological capabilities could replace or shorten the life cycle of our products or cause our customers to defer or cancel purchases of our existing products.

     Our product development efforts are impacted by the adoption or evolution of industry standards. For example, no uniform industry standard had developed in the market for encryption security products. As industry standards are adopted or evolve, we may have to modify existing products or develop and support new versions of existing products. In addition, if no industry standard develops, our products and our competitors' products could incompatible, which could prevent or delay overall development of the market for a particular product. If our products fail to comply with existing or evolving industry standards in a timely fashion, our business, results of operation and financial condition could materially and adversely affected.

     Our long-term success depends on our ability to upgrade and update existing product offerings, modify and enhance acquired products and introduce new products which meet our customers' needs. Future upgrades and updates may include additional functionality, respond to user problems or address compatibility problems with changing operating systems and environments. We believe that our ability to provide these upgrades and updated frequently and at low costs is key to our success. Failure to release upgrades and updated could have a material adverse effect on our business, results of operations and financial condition. We may not be successful in these efforts. In addition, future changes in popular operating systems could cause compatibility problems with our products. Further, delays in the introduction of future versions of operating systems or lack of market acceptance of these future versions would delay or reduce demand for our future products which were designed to operate with these future operating systems. Our failure to introduce in a timely manner new products that are compatible with operating systems and environments preferred by users would materially adversely affect our business, results of operation and financial condition.

     We will suffer if the markets evolve out of our anticipation

     The markets for network management and network security products are evolving, and their growth depends upon broader market acceptance of this software. Although the number of networks has increased dramatically in the PRC, the network management and network security markets continue to be emerging markets. These markets may not continue to develop or may not develop rapidly enough to benefit our business significantly. In addition, there are a number of potential approaches to network management and network security, including the incorporation of management and security products into network operating systems. Therefore, even if network management and network security tools gain broader market acceptance, potential purchasers may not select our products. To the extent that either the network management or network security market does continue to develop, we expect that competition will increase.

     We are subject to risk of increasing competition in future periods

     Even our market is a new and emerging market and the entry barrier existed, we expect increased competition in the near-term. We believe that the principal competitive factors affecting the markets for our products include performance, functionality, quality, customer support, breadth of product group, frequency of upgrades and updates, integration of products, manageability of products, brand name recognition, reputation and price.

     Some of our competitors have longer operating histories, greater name recognition, larger technical staffs, established relationships with hardware vendors and/or greater financial, technical and marketing resources. These factors may provide our competitors with an advantage in penetrating the market with their network security and management products. This increased competition could reduce average selling prices and, therefore, profit margins. Competitive pressures could result not only in price reductions but also in a decline in sales volume, which could cause our business to suffer.

     Finally, as the network management market develops, we may face increased competition from a number of large companies, as well as other companies seeking to enter the market. The trend toward enterprise-wide network management and security solutions may result in a consolidation of the network management and security market around a smaller number of companies who are able to provide the necessary software and support capabilities.

     We are subject to cancellation or delay of products and services by customers

     Our product and service is generally considered as a capital expenditures by customers, which is usually discretionary or will be canceled or delayed if the customer experiences a downturn in its business prospects or as a result of economic conditions in general. Any cancellation or delay could materially adversely affect our results of operations.

     We are subject to risk of growth management

     We are subject to risk of growth management. Following the growth through acquisitions, we may face a significant strain on our limited personnel, management and other resources. Our ability to manage any future growth, will require us to: -

     -    attract,   train,   retain,   motivate   and  manage   new   employees
          successfully;

     -    effectively   integrate  and   assimilate   new  employees   into  our
          operations; and

     -    continue  to  improve  our  operational,   financial,  management  and
          information system and control.

     Our management systems currently in place may be inadequate or we may not be able to effectively manage this growth.

     We expect the volatility of our stock price will continue

     Our stock price was volatile and ranged from a per-share high of US$2.50 to low of US$0.219. On June 21, 2001, the per share closing price for common stock was US$0.3. Announcements and our ability to meet the expectations of investors with respect to our operating and financial results may contribute to current and future stock price volatility. It is a general situation in the United States, even currently there existed no such litigation, following periods of volatility in the market price of a company's stock, securities class action litigation has often been instituted. Any litigation, if instituted, could cause substantial costs incurred and the diversion of management's attention and resources.

     There may be need for additional financing

     The Company is currently intending to strengthen our marketing effort in order to increase the customers' awareness. Besides, the growth strategy of us also involves continuous cash injection, particularly when we are failed in settling the consideration of acquisitions by shares. There may result in shortage of cash in the future of the Company which will cause the Company to seek additional financing sooner than anticipated. No assurances can be given that such financing would be available on terms satisfactory to us, if at all. If we need to pay higher than anticipated cost for additional financing, the results of the Company will be adversely materially affected.

     Risk of dilution

     We are intending to issue additional shares for our new acquisitions. The existing shareholders may be subject to dilution of their rights when additional shares are issued in future.

     We do not intend to pay dividends

     The future payment of dividends is within the discretion of the Board of Directors. The Board does not intend to declare any dividends in the foreseeable future, but instead intends to retain all future earnings, if any, for use in our business operations.

     We are subject to joint venture risks

     Expiration of Term. Our joint venture agreements provide for an initial term of 50 years, which by the mutual consent of the parties, is subject to the approval of the relevant Chinese Government authorities. In the event the term of the joint venture agreements is not extended, the joint ventures will be dissolved and liquidated pursuant to the provisions of the applicable law and the applicable joint venture agreement. In addition, joint ventures may be terminated prior to the expiration of the joint venture agreement upon the occurrence of certain events, including without limitation, the inability of the enterprise to conduct its business due to financial losses or a breach of the joint venture agreement by one of the parties.

     Failure to Pay Capital Contributions. Pursuant to the terms of the joint venture agreement between BHL Networks Technology Co. Ltd. and Beijing BHL Networks Technology Co., Ltd., in connection with the establishment of the joint ventures, we have agreed to make a capital contribution to approximately US$
1.83 million to the joint venture. The agreed capital contribution is to be paid within three months of obtaining the appropriate business license. Even an extension can be granted on an individual case basis upon our application to the relevant authorities but there is no assurance that this extension can be granted. Our failure to satisfy our future capital contribution obligations in accordance with the terms of the joint venture contract may result in the dissolution of the joint ventures and the loss of our equity interest therein as well as the cancellation of the business license of each joint venture. The dissolution of the joint ventures or the cancellation of its business license will have a significant material adverse effect on our business, operating results and financial condition and would likely force us to cease operations altogether.

     We are subject to risks relating to the China Internet Market

     The China Internet industry is a developing market and has not been proven as an effective commercial medium. The market for Internet services in China is a new development and the Internet is an unproven medium. Although a substantial portion of our business is related to the consulting services provided to government authorities, military units and educational institutions who are continuously encouraged by the government to computerise, the success of our services remains dependent upon the increased use of the Internet. Our customers may have limited experience utilizing the Internet as a sales and distribution channel and may not find the Internet to be effective for promotion of their products and services. Critical issues concerning the commercial use of the Internet in China and Asia such as security reliability, cost, ease of deployment, administration and quality of service may affect the adoption of the Internet to solve business needs.

     Our success in our business development also depends on the establishment of an adequate telecommunications infrastructure in China by the Chinese government. Apart from large cities and specific coastal regions in China, the telecommunications infrastructure in other regions of China is not well developed. Access to the Internet is accomplished primarily by means of the government's backbone of separate national interconnection networks that connect with the international gateway to the Internet. The Chinese government's interconnecting, national networks connect to the Internet through government-owned international gateways, which are the only channels through which a domestic Chinese user can connect to the international Internet network. This is owned and operated by the Chinese government and it is the only channel through which the domestic Chinese Internet network can connect to the international Internet network. We rely on this backbone to provide data communications capacity primarily through local Chinese governments to establish and maintain a reliable Internet infrastructure to reach a broader base of Internet users in China. We will have no means of getting access to alternative networks and services, on a timely basis or at all, in the event of any disruption or failure. There can be no assurance that the Internet infrastructure in China will support the demands associated with continued growth. In addition, we have no guarantee that we will have access to alternative networks and services in the event of any disruption or failure. If the necessary infrastructure standards; protocols; or complementary products, services or facilities are not developed by the Chinese government, our business could be materially and adversely affected. The relatively lower growth rate of Internet users in other regions of China may cause difficulties in our future business expansion, particularly in the provision of ASP services and Internet security services.

     Regulation of the information industry in China may adversely affect our business. The Ministry of Information Industry (the "MII") has published implementing regulations that foreign investors are prohibited to invest as majority shareholder in Internet service providers and Internet content providers. We do not believe that we are currently subject to this prohibition. However, a majority of Chinese laws, regulations and legal requirements governing the Internet are relatively new and untested, their interpretation and enforcement of what is deemed to be socially destabilizing by Chinese authorities may involve significant uncertainty. In addition, the Chinese legal system is a civil law system in which decided legal cases have little precedential value. As a result, in many cases it is difficult to determine the type of content that may result in liability. We cannot predict the actions of Chinese legal authorities, particularly with regard to the Internet and software, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement of local regulations by national laws.

     Our business may be adversely affected by Chinese government regulation of Internet companies.

     China has recently begun to regulate its Internet sector by making pronouncements or enacting regulations regarding the legality of foreign investment in the Chinese Internet sector, the existence and enforcement of content restrictions on the Internet and the availability of securities offerings by companies operating in the Chinese Internet sector. There are substantial uncertainties regarding the proper interpretation of current and future Chinese Internet laws and regulations. Although we believe and have been advised that many current regulations will not apply to us, we cannot assure you that existing or future regulations will be interpreted differently.

     The existing issues, risks and uncertainties relating to Chinese government regulation of the Chinese Internet sector include the following:

     A prohibition  of foreign  investment in businesses  providing  value-added telecommunication services, including computer information services or electronic mail box services may be applied to businesses such as ours. Some officials of the Chinese Ministry of Information and Industry, or MII, have taken the position that foreign investment in the Internet sector is prohibited.

     The MII has also stated recently that it intends to adopt new laws or regulations governing foreign investment in the Chinese Internet sector in the near future. If these new laws or regulations forbid foreign investment in the Internet sector, our business in China will be severely impaired.

     The MII has also stated recently that the activities of Internet content providers are also subject to regulation by various Chinese government authorities, depending on the specific activities conducted by the Internet content provider. Various government authorities have stated publicly that they are in the process of preparing new laws and regulations that will govern these activities. In addition, the new laws and regulations may require various Chinese government approvals for securities offerings by companies engaged in the Internet sector in China.

     The interpretation and application of existing Chinese laws and regulations, the stated positions of the MII and the possible new laws or regulations have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, Chinese Internet businesses. Accordingly, it is possible that the relevant Chinese authorities could, at any time, assert that any portion or all of our existing or future ownership structure and businesses violates Chinese laws and regulations. It is also possible that the new laws or regulations governing the Chinese Internet sector that may be adopted in the future will prohibit or restrict foreign investment in, or other aspects of, any of our current or proposed businesses and operations.

     If we are found to be in violation of any existing or future Chinese laws or regulations, the relevant Chinese authorities would have broad discretion in dealing with such a violation, including, without limitation, the following:

     -    levying fines;

     -    revoking our business license;

     -    requiring us to restructure our ownership structure or operations; and

     - requiring us to discontinue any portion or all of our Internet business.

     We are subject to risks relating to operating a business in China

     China may in the near future join the World Trade Organization. In November 1999, China signed a bilateral trade agreement with the U.S. which has enabled China to gain the support of the U.S. in China's attempt to enter the World Trade Organization, or the "WTO". Permanent Normal Trade Relations with China were approved by the U.S. House of Representatives on May 24, 2000 and by the U.S. Senate on September 19, 2000. President Clinton signed the legislation on October 10, 2000, which will allow China to gain entry into the WTO shortly, provided that support is provided by every other member of the WTO. Although China has been reducing tariff levels over the past several years, entry into the WTO will require China to further reduce tariffs and eliminate other trade restrictions. While China's entry into the WTO and related relaxation of trade restrictions may lead to increased foreign investment, it may also lead to increased competition in China's markets from international companies. In light of recent developments, it appears likely that China will be accepted into the WTO, but, if accepted, the impact on China's economy and our business would remain uncertain.

     Chinese government controls the conversion of the Chinese currency, the Renminbi. We must rely on the Chinese government's foreign currency conversion policies, which may change at any time, in regard to our currency exchange needs. We receive a substantial portion of our revenues in Renminbi which is not freely convertible into other foreign currencies and we require foreign currencies to meet many of our obligations, such as for purchases of equipment and raw materials. In China, the government has control over Renminbi reserves through, among other things, direct regulation of the conversion of Renminbi into other foreign currencies and restrictions on foreign imports. Although foreign currencies which are required for "current account" transactions, such as the payment of dividends to shareholders to foreign invested enterprises such as ourselves, can be bought freely at authorized Chinese banks, the proper procedural requirements prescribed by Chinese law must be met. At the same time, Chinese companies are also required to sell their foreign exchange earnings to authorized Chinese banks and the purchase of foreign currencies for capital account transactions still requires prior approval of the Chinese government. This type of heavy regulation by the Chinese government of foreign currency exchange restricts certain of our business operations and a change in any of these government policies, or any other, could further negatively impact our operations.

     The value of the Renminbi may be or may become more volatile and may devalue against foreign currencies in which we do business, including U.S. dollars. The value of the Renminbi may be or become volatile and may devalue against foreign currencies, including the U.S. dollar. Although the Renminbi/United States dollar exchange rate has been relatively stable since 1994, we can give no assurance that this exchange rate will not again become volatile or that the Renminbi will not devalue further against the United States dollar. Exchange rate fluctuations may adversely affect our financial performance because of our liabilities that are denominated in foreign currencies and this may materially adversely affect our value, net fixed assets, our earnings and declared dividends. Furthermore, we currently do not engage in any hedging activities in order to minimize the effects of exchange rate risks.

     China Has An Uncertain And Evolving Legal System

     The legal system of the PRC relating to foreign investments in both new and continually evolving and currently there can be no certainty as to the application of its laws and regulations in particular instances. Enforcement of existing laws or agreements may be sporadic. The implementation or interpretation of laws may be inconsistent.

     Political and Economic Developments Affecting Hong Kong

     Our executive office is located in Hong Kong. Accordingly, we may be materially adversely affected by factors affecting Hong Kong's political situation and its economy or in its international political and economic relations. Under the Sino-British Joint Declaration the agreement that governs the ceding of Hong Kong to the PRC, the government of the PRC exercises sovereignty over Hong Kong effective July 1, 1997 through a Hong Kong Special Administrative Region established pursuant to Article 31 of the constitution of the PRC. The PRC has agreed that:

     o Hong Kong's current social and economic system will remain largely unchanged for the ensuing 50 years, with the Special Administrative Region to be administered by local inhabitants under the PRC's "Basic Law,";

     o the laws currently enforced in Hong Kong will remain largely unchanged and foreign investment will be protected by the law. There can be no assurance that the Basic Law as adopted in its present form will not be changed in the future or that any such changes would not be given retroactive effect. Accordingly, future political developments could make it impractical, inefficient or impossible for us to conduct business in or from Hong Kong.

     We May Be Subject To Foreign Exchange Rates And Fluctuations

     We operate in China and Hong Kong and record our operating activities in Renminbi ("Rmb"), the Chinese currency and Hong Kong Dollars. The exchange rates between Rmb and US Dollars and between Hong Kong Dollars and US Dollars have been relatively stable for the last few years. The Rmb exchange rates, however, are fixed by the government of the PRC, and a change in the exchange rate by the PRC could have a material adverse effect on our financial statements.

     Rights of Shareholders under British Virgin Islands Law May Be Less than in U.S. Jurisdictions

     General. Our corporate affairs are governed by our Memorandum and Articles of Association and by the International Business Companies Act of the British Virgin Islands. Principles of law relating to such matters as the validity of corporate procedures, the fiduciary duties of our management, directors and controlling shareholders and the rights of our shareholders differ from those that would apply if we were incorporated in a jurisdiction within the United States. Further, the rights of shareholders under British Virgin Islands law are not as clearly established as the rights of shareholders under legislation or judicial precedent in existence in most United States jurisdictions. Thus, our public shareholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling shareholders than they might have as shareholders of a corporation incorporated in a United States jurisdiction.

     Fiduciary Duties. Under the laws of most jurisdictions in the United States, majority and controlling shareholders generally have certain "fiduciary" responsibilities to the minority shareholders. Shareholder action must be taken in good faith and actions by controlling shareholders which are obviously unreasonable may be declared null and void. British Virgin Islands law protecting the interests of minority shareholders may not be as protective in all circumstances as the law protecting minority shareholders in United States jurisdictions. In addition, in most United States jurisdictions, directors owe a fiduciary duty to the corporation and its shareholders, including a duty of care, pursuant to which directors must properly apprise themselves of all reasonably available information, and a duty of loyalty, pursuant to which they must protect the interests of the corporation and refrain from conduct that injures the corporation or its shareholders or that deprives the corporation or its shareholders of any profit or advantage. Many United States jurisdictions have enacted various statutory provisions which permit the monetary liability of directors to be eliminated or limited. Under British Virgin Islands law, liability of a corporate director to the corporation is basically limited to cases of willful malfeasance in the performance of his duties or to cases where the director has not acted honestly and in good faith and with a view to the best interests of the corporation.

     Enforcement of Civil Liabilities. There is doubt that the courts of the British Virgin Islands would enforce, either in an original action or in an action for enforcement of judgments of United States courts, liabilities which are predicated upon the securities laws of the United States.

Item 4.  Information on the Company

     Some of the statements contained in this annual report contain forward-looking information within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are found in Item 3, this Item 4, Item 5 and other sections in which the future prospects of the Company are discussed. These statements include information concerning:

     o    growth and operating strategy,

     o    liquidity and capital expenditures,

     o    the Company's financing plans,

     o    industry trends, and

     o    payment of dividends.

     You can identify these statements by forward-looking words such as "expect", "believe", "goal", "plan", "intend", "estimate", "may" and "will" or similar words. These forward-looking statements involve known and unknown risks, uncertainties and other factors, including those described in Item 4 and elsewhere in this annual report that could cause our actual results to differ materially from those anticipated in these forward-looking statements.

A.   History and development of the Company.

     The Company was incorporated as an International Business Company under the laws of the British Virgin Islands ("BVI") in September 1995. The Company previously owned, through its wholly owned subsidiaries, Jing Tai Industrial Investment Company Limited ("Jing Tai") and Jolly Mind Company Limited ("Jolly Mind"), both Hong Kong companies, 95% equity interests in each of Linyi Baoquan Bathtub Company Limited ("Baoquan") and Linyi Xinhua Building Ceramics Company Limited ("Xinhua")(collectively, the "PRC Operations"). The PRC Operations are Sino-foreign equity joint ventures incorporated under the laws of the People's Republic of China ( the "PRC"). A wholly owned subsidiary of Jing Tai, Beijing Taigong Sanitary Wares Company Limited ("Taigong"), was also incorporated in 1997 under the laws of the PRC as our administrative and sales support office of the PRC Operations.

     Pursuant to certain sales and purchases agreements entered into among Jing Tai, Shandong Linyi Industrial Enamel Joint Stock Company ("Linyi Industrial"), Jolly Mind and Shandong Luozhang Group Company ("Shandong Luozhang"), on July 2, 1999, the Company's interest in the PRC Operations were disposed of through the sale by Jing Tai of its 60% interests in each of Baoquan and Xinhua to Shandong Luozhang in cash consideration of Rmb28 million.

     Pursuant to a Share Purchase Agreement dated July 2, 1999 entered into between the Company and Linyi Industrial, the Company sold all of its interest in Jolly Mind, which owns a 35% interest in each of Baoquan and Xinhua, to Linyi Industrial in consideration of 1,952,291 shares (the "Consideration Shares") of Common Stock of the Company.

     In January, 2000, Taigong applied a voluntary winging up to the Beijing Hi-tech Development Zone. The dissolution was approved in March, 2000.

     On June 30, 2000, the Company's wholly owned subsidiary, Jingle Technology Co., Ltd., entered into an agreement with China Internet Technology Co., Ltd. ("China Internet") and Great Legend Internet Technology and Service Co., Ltd. ("Great legend") to acquire the entire outstanding shares of BHL Networks Technology Co., Ltd. ("BHL Networks"), a company incorporated under the laws of the BVI, which owns a 76% interest in Beijing BHL Networks Technology Co., Ltd. ("Beijing BHL Networks"), a company incorporated under the laws of the PRC. BHL Networks and Beijing BHL Networks are hereinafter referred to, collectively, as the "Newly Acquired Operations"

     The Company's registered office is located at P.O. Box 71, Craigmuir Chambers, Road Town, Tortola, BVI. Only corporate administrative matters are conducted at this office, through the Company's registered agent, HWR Services Limited. The Company's principal executive offices are located in Hong Kong at 34th Floor, West Tower, Shun Tak centre, 200 Connaught Road Central, Hong Kong.

B.   Business overview.

     Company Overview

     After completing the restructuring and acquisition, the Company was transformed into an network technology company, focusing on the network security and software development. Our long-term goal is to maximise the value of the Company and thus the shareholders' value, with short-term operating strategy as a leading and pioneering technology company with growing and expanding ability. We emphasis innovation, reliability, flexibility and efficiency to ensure high degree of advancement in technology and commercialisation of research results. We believe the existing market preference of local products and services, the governing regulations and our technological advancement will create an ample market opportunity for our success.

     Industry Overview

     The following table summarises key historical and projected growth rates of Internet usage in the PRC: -

                                                                    Projected
                                                                     compound
                                                                      annual
                                                                   growth rate
                                       1998             2004        1998-2004

                                  (in millions)(5)

Number of Internet users (1)             2.4             33.1          54.9%

Internet penetration rate (2)           0.2%             2.6%          53.3%

E-commerce spending (3)                  8.1         11,708.3         236.3%

Population (4)                       1,236.9          1,288.7           0.7%


Notes:

1.   Source: IDC, October 1999.

2.   Calculated by dividing the number of Internet users by country population.

3.   U.S. dollars. Source: IDC, October 1999

4. Figures are for total mid-year population. Source: United States Census Bureau, January 2000.

5.   Except penetration and growth rates.

     According to the IDC, the number of Internet users in the PRC is expected to increase to approximately 33.1 million in 2004 from approximately 2.4 million as at the end of 1998, representing a compound annual growth rate ("CAGR") of 54.9%. As at mid 1998, given a population of approximately 1.2 billion, the PRC had an Internet penetration rate of 0.2 percent and which will significantly grow up to 2.6% in 2004, representing a CAGR of 53.3%. IDC estimates that e-commerce revenues generated by users in the PRC will reach US$11.7 billion by 2004 from US$8.1 million in 1998. As the Internet becomes more pervasive in the PRC, the opportunities for e-commerce are also expected to expand.

     The substantial increase in the number of Internet users and the development of existing and new Internet technologies are fuelling the expansion of many Internet business applications. Of these, three key business areas are software development, system integration and Internet security.

     Software development

     In the PRC, the software industry includes three main categories: system software (operating system), support software (including database management software, network and communication software, language and development software) and application software (professional software made according to the applications and requirements of specific industries, such as financial software and educational software).

     The report "Statistics of the Development of PRC Software Market 1999-2000" published by the CCID ("The Center of Computer and Microelectronic Industry Development and Research" administrated by the MII) reported that the total software sales of the PRC was approximately Rmb 17.6 billion in 1999, representing a CAGR of 26.8% based on the 1995's total sales of Rmb 6.8 billion. Also according to the MII's another report, the software sales in 2000 will reach Rmb 22.5 billion, or a 27.8% growth over 1999. Of these, the application software leads the growth, then followed by supporting software and system software. However, it is generally believed that the sales growth of the application software will reduce in coming years due to the fast saturation of the market as a result of easy entry by new participants. The support software, which is the Newly Acquired Operations specialises in, will replace it as a result of changes in market preference to localise and tailored system so that the specific needs of local enterprises can be met.

     The profit margin of software sales is generally higher than that of system integration. Among the three categories, the profit margin of application software is the lowest due to price war caused by keen competition. The profit margin of the system software and support software is comparable but the sales of system software are limited due to limited users.

     System integration

     It was not until the middle 1990's that a substantial number of enterprises engaged in the computer industry in the PRC commenced providing tailor-made integrated computing systems to their customers. It is estimated that there are over 1,800 systems integration service providers in the PRC with varying sizes, but there are not many of these providers have a main business focus on providing integrated computing solutions to their customers, which is one of the strengths of the Newly Acquired Operations.

     System integration in the PRC, involves both hardware sales and software development, representing the setting up of a computer system in accordance with the general requirements of the industry, the regional location of the customer and its specific requirements. It requires a thorough understanding of the computing requirements of the customers as well as an in-depth knowledge of the industry regulations. Therefore, local integration service providers have a definite competitive advantage over their foreign competitors. Nevertheless, the industry is facing two market adverse factors: (1) keen competition existed because of the free entry barriers into the market by new participants. New participants, in order to secure new customers, usually sacrify their profit margin . (2) the deteriorating profit margin of the hardware component sales erodes the higher margin earned from software development services. As a result, the profit margin of the integration service had decreased to approximately 10%, compared to around 20% of last year. The Newly Acquired Operations previously relied on system integration as its main income stream. However, we are already aware of the decreasing trend and had input more resources in system software and security technology development since late 2000. We expect our reliance on system will be minimized in 2001 to the extent of offsetting all of the expenses incurred and rely on the support software and Internet security products and services for the coming profit growth.

     Internet security

     According to the figures stated in the "Statistic Report of Internet Development in the PRC" published by the China Internet Network Information Center ("CNNIC") in January 2001, so far, there are a total of 122,099 websites in the PRC, which most have not adopted effective security measures. . In respect of e-business, according to this report, the biggest concern for approximately 63.23% of the users is the reliability and security of online transactions. CCID's survey conducted with 500 enterprises which installed networks indicates that, approximately 11.21% of these enterprises had adopted relevant security solution, approximately 46.67% had recently been planning to enhance the security of their networks, approximately 32.42% wanted to have further information and only approximately 9.7% did not consider adopting security measures in the future. It is generally believed that the increased consciousness of Internet security will create a fast growing market, and thus huge business opportunities, in future.

     The sales of network security products in the PRC market were not well developed in the past due to: (1) measures were usually taken only after enterprises suffer because of their weak sense of security and (2) the network security industry is primitive as most of the capital was invested in the building of network infrastructure in the past.

     The network security markets in the PRC is categorised into system security market and data security market. System security product market can be further divided into specific markets such as firewall product market and attack-defense product market, while data security product market can be further divided into specific markets such as data encryption product market, CA product market and access control product market. Firewall has the largest capacity among all network security products in the PRC. Data encryption product market is protected by the State, and the research, production and sale of data encryption products must be those appointed by the State Data Encryption Administrative Committee and the Central Working Group of Data Encryption. The administration of CA product is relatively loose and market competition is also vigorous. Access control product markets is likely become the fastest developing security market as the settlement of security control in web-based applications is a strategic issue for governments and corporations in the PRC. It is generally believed that network security will be a fast growing market in the coming years, along with the increased consciousness of the network security, especially after the Chinese-American hackers' war happened in May 2001. All key securities sensitive industries such as the government, finance, telecommunications, transport, customs, electricity, manufacturing, trading, military and education are now encouraged to be covered by locally developed network security products.

     Business Strategy

     Tramford's strategy is to become a leading network technology services provider in the PRC, particularly in network security, network management and software development. The Company intends to achieve this goal primarily through the following strategies:

     Capitalize on the strengths of the established goodwill

     Prior to the acquisitions, the existing branches of the Company, namely East Communications Information Limited ("ECI") and the Beijing Enterprises Development Corporation Zhuhai Branch ("Zhuhai Branch") had long history of operations. They had established solid client base and goodwill in the Internet security and software development market respectively.

     The ECI, established in 1996, was one of the earliest authorised agents of famous international security products in China, such as Checkpoint and NAI. Later ECI owned its development force, the leader of which, Doctor Zhang Jian, also currently the Chief Technology Officer of Beijing BHL Networks, lead the successful development of the CA server, Secure Channel and LDAP Catalogue Server. CA Server was also one of the few servers approved by the State Security Bureau and the LDAP Catalogue Server was the first domestic catalogue server developed in the PRC.

     The Zhuhai Branch, also established in 1996, was principally engaged in the development of large scaled database management software. It mainly served overseas customers such as a Hong Kong listed international conglomerate and the Hong Kong Telecom (now named the Pacific Century Cyberworks).

     The Company believes the proven successful records contribute to our success in future. We will capitalise on the historically established well-known brand and good relationships with customers to further expand the market share.

     Capitalise on the strengths of Beijing Holdings

     Through the acquisition of the entire interests in the CMEC in June 2000, Beijing Holdings became the controlling shareholder of the Company. Beijing, being the capital of the PRC, is a base for headquarters of large local and overseas enterprises and government bureaus. Beijing Holdings, being the sole window company of the Beijing Municipal Government, has established long-term and good relationships with these enterprises and government bureaus, which can directly contribute to our business development. Mr. Li Xiao Hong, the Board Chairman and the president of the Company and also the Deputy General Manager of Beijing Holdings, has agreed to utilise his extensive relationships with the senior management of these potential customers when expanding business by the Company in future. Besides, Mr. Li Xiao Hong also represents Beijing Holdings to promise the unconditional support to the Company in our future development.

     The Company believes, with Beijing Holdings's specific background, our market expansion and penetration can be fast than other participants, which will directly contribute to our business success in future.

     Capitalise on the strengths of the ICT

     The Institute of Computing Technology ("ICT") is a partner and contributor of our advancement in technology as well as a shareholder of the Beijing BHL Networks. The ICT, who enjoys a high academic reputation in the PRC and is well recognised worldwide, is an institution of the Chinese Academy of Science ("CAS") specializing in high-performance computer systems. It is the cradle of the computer science and technology of the PRC. It takes "Invigorate China through Science and Education" as the business. The research of the ICT is divided into fundamental research, key technology research and application research. These researches supplement each other and work in coordination to undertake national tasks for providing key technology of the national economy and the people's livelihood and to transform research results into high technology products to meet the market needs. Management of the ICT highly appreciate the cooperation with Beijing Holdings and the Company. They have authorised the priority usage right to the Company of their latest research results.

     The Company believes the support from the ICT is a strong backbone of our technology. We can launch new products fast than other participants at a minimum research and development costs incurred, and thus, higher margin can be obtained.

     Developing new products and projects

     Our products are well accepted by the high security sensitive customers such as the government bureaus, medium to large corporates and universities. Our physical separation software, developed based on the technique transferred from the ICT, helps protecting the intranet from the possible attacks through the Internet and selectively categorizing and collecting information from the Internet at the same time. The product is well accepted by the government bureaus such as the Press Office of the State Council and the Beijing TV and which will be used by all military units starting from this year.

     In view of the success, the Company will focus on the research and development of new network security software and technology for the PRC market to cater for the demand of network security products in the PRC. We will further repackage our existing leading technologies into ready for sale products. With the continuous transfer of advanced scientific research results from the ICT, we believe the variety of products can be increased and the market demand can be best fitted. Our focuses in the coming year will be data encryption and secure channel, information management platform based on security server, database management tools and built-in visual information interface and exchange system.

     Reliability and easy management will be the characteristics of our products in future, in order to fit the generally lower level of network knowledge of the customers in the PRC. We believe our customers can use them efficiently and effectively through simple training, which, we believe, can further promote the brand name of us.

     Change of business focus from system integration to software development

     In view of the lower profit margin of the system integration service, the Company will shift its resources to research and development of high performing network security software. With the assistance by and the cooperation with the ICT, the Company believes our product and technology can always stand at the leading position, thus can generate the highest level of profit when competition is still rare at this moment.

     The purpose of this change is to maximise the profit of the Company, to secure a constant inflow of cash to support the development of the Company. As a pioneer of the industry, we believe, even the profit margin of the PRC software market may reduce in the coming year as a result of keen competition, a relatively higher profit margin of network security product, especially that provided by us, can remain stable due to: -

1.   increased usage of localised network security software;

2. increased consciousness of network security by the advocating of the government;

3. most of the competitors are small sized companies with no more than 50 staffs and they are usually engaged as agents of finished low-end products such as firewall and anti-virus software.

     We believe our focus on the server based product causes us relatively unique. There existed very few competitors, or even the competitors provide the same products, we focus on different target customers. Some of them focus on petroleum industry or finance and banking industry but our good relationships with Beijng Holdings secures our solid base of government customers. The Company will penetrate into other industry but we have not yet confirmed our marketing plan.

     Merger and acquisition

     The Company believes we can expand the market share and diversify the customers into different industries by merging with and acquiring certain leading companies in the industries they serve. Our ability to maintain our competitiveness will depend largely on our ability to enhance the existing products, to develop and acquire new products and to develop and integrate the acquired products.

     We  are  targeting  to  acquire  a  network   security  company  to  supply
professional security consultancy and education services. We plan, after the acquisition, to position the target as a service provider of network security testing, training, consulting and emergency rescuing services. We are currently cooperating with the ICT in forming the Network Security Joint Laboratory to provide network security testing and consulting services. We believe the existing development ability can be further expanded while the services and products can be diversified after the acquisition.

     In order to build a full line of network management solutions, we are planning to acquire a network and information management software developer to sell software to small and medium size enterprises and government bureaus. We believe, after the acquisition, a complementary benefit can be obtained by combining the strengths of our products sold, as an upgrading or value-added function to customers.

     The network security industry in the PRC is experiencing a significant amount of consolidation. As part of our growth strategy, we may acquire or invest in complementary companies, products and technologies. It is our strategy to achieve this by issuing new shares of the Company so that our fund can be saved for business development of these targets after the acquisitions. There is no assurance that the payment of shares is well accepted by the potential vendors. Our liquidity level will be materially adversely affected if we need to settle these acquisitions by cash.

     International co-operations

     We believe the co-operations with internationally professional companies is key to our growth and success. We will continue to develop our sales agent business by selecting quality and famous branded products overseas. Also, we intend to invest in or invite as shareholders of Tramford by certain overseas professional companies. We expect, after this, the overseas advanced technology can assist in further upgrading our products and our brand name can go into the international market, thus significantly improve the image of the Company in the NASDAQ and world-wide IT market.

     Although certain negotiations are in progress, details of which will only be disclosed, at the request of the counter-parties, at an appropriate time acceptable to us. We believe our variety of products and services can be increased and our technology level can be advanced after these co-operations.

     Description of Products and Services

     The Company believes we are aiming at becoming one of the leading suppliers of software and solutions for network security, network management and e-business in the PRC. Our products focus on three important areas of Internet application: network security, network management and e-business software development and we are focusing our effort in building a line of complementary network security and network management solutions. Except the e-business software development is separately performed in the Zhuhai Branch, for reason of easy access, fast reaction and better communications to our Hong Kong customers, the network management and network security products will complement each other in order to provide a full range services to our customers. We usually provide solutions to our customers which include the design, installation, testing, consulting and training services.

     Network security, which primarily include the IPSSS, Secure Channel, Secure Server and the Secure Suite CA V1.1 Certified Service System. These products are currently mostly sold to the government authorities and universities. We believe the potential of which is growing as the trend of using locally developed software by enterprises in the PRC is increasing.

     Network management, which primarily include the BHL LDAP Catalogue Server, BHL Search Engine V2.0, BHL Charging Proxy of Network Expenses and BHL Re-broadcasting system V2.0. These products are high performing, high efficient, intelligent and initiative which assists the enterprises in increasing the automatic abstracting and classification of information influx and controlling network expenses simultaneously.

     E-business software development, which primarily include the tailor-made software developed in the Zhuhai Branch, which are currently mostly for development of e-business such as port business, on-line banking and on-line brokerage. The software is entirely tailored made according to the specific requirements of the customers in Hong Kong. Through years of experience, we have accumulated thorough understandings of these business and the specific requirements.

     In network security, we strengthen our Internet/intranet physical separation security system and data encryption products, which are particularly suitable for customers in the PRC. In network management, we supply our secure web server, combined with our search engine, billing system and network asset management system to maximize the cost savings and convenience to customers. We are continuously seeking to expand our product lines. In order to be more effectively meeting the demand of the customers, we will integrate the quality network security products of other companies to provide total solutions to our customers based on our experience of sales agent of internationally branded suppliers.

     The following is the specific features of certain well recognized outlined above: -

     Internet/Intranet Physical Separation Security Solution ("IPSSS")

     Networking program is emphasized by the PRC government, however, the public sharing, open and interlocking characteristics of networks cause high degree of concern over network security by the government. There existed a regulation "The computer systems related to national secret cannot connect with Internet or other public net directly and indirectly. They must be separated physically." Accordingly, we advocate the IPSSS to against illegal attacks from both external and internal sources. The IPSSS also centralizes the data management, prohibiting the storage of data in end-users-working-stations, to minimize the opportunities of illegal extracting of data through this media. We also set up end-users' specific authorization to guide the right person accessing to the right  and  approved  areas  only  through  a  small  smart  card.  Through  the intelligent security hub, signals sent from the working stations will be identified to connect or disconnect the networks automatically. IPSSS adopts the single cabling technology to simplify the cable installation. Easy installation and easy management are the characteristics of IPSSS. This product is particularly welcomed by the government authorities and also accepted by corporate customers, usually high security sensitive companies such as financial institutions, using it in protecting their intranet.

     Secure Channel

     The Secure Channel supports PKI-based authentication and SSL protocol. Through the Secure Channel, all standardized WWW browsers can carry out enhanced encrypted communication with standard 128 bit domestic-made algorithm servers, capable of end-users management for e-commerce system and secure data communication, thereby providing the secure channel for domestic e-commerce data transaction. The features of the product include: -

     1.   support http, telnet, ftp and sock;

     2.   128 bit domestic-made high-strengthened symmetrical algorithm;

     3.   support popular CA certificate (Overseas: Verisign, Entrust; Domestic:
          ECICA, SHECA, CNCA, CFCA);

     4.   CRL and OSCP search;

     5. Certificate is bi-directional, cascade connected and interactive authentication;

     6. Support popular platform, support popular browser, support popular server;

     7.   Perfect transaction log; and

     8.   Having obtained State Authority accreditation.

     Security Web Server

     The workflow of the Security Server is as follows: -

     1. The access request from Internet will be filtered through the firewall, to be sent to the proxy server of the demilitarized zone, which is an externally visible WWW server, providing only service but not data so as to conceal the inner real server;

     2. Through the reverse proxy function, it retrieves the data at the real server in resource sub-nut after passing the filtering and verification of the second firewall, then, returning them to the user.

     3. File integrity detecting system is classified as detecting clients and detecting server. The detecting server runs at various hosts and conducts encrypted copying for documents in need of detection. Detecting clients adopt heart-beat monitoring technology, issuing detecting orders towards detecting server through encrypted communication.

     4.   In  case  of  illegal   alteration  of  documents,   the  system  will
          automatically restore the document. Should it fail to correctly restore or the detecting server is unable to proceed for normal operation, the system will automatically disconnect the external network to ensure the non-diffusion of the impact of the mistakes.

     Secure Suite CA Certified Service System

     Secure Suite CA is a certified service system of multi-distributive server to realize communication, data sharing and possessing through LDAP and HTTP. The product features include:

     1. Support a wide range of certified specification, including SSL Client, SSL Server, SMIME and Object Sign;

     2. Support a kind of customer applications, including popular browser, Secure Suite Desktop 1.0 or above;

     3. Support X.509 V3 expansion, providing certified level allied interactive accreditation service and certifying strategy for expansion. Capable of interactive operation with product from the third party;

     4.   Reinforced  user  management,   certifying   service  may  be  renewed
          smoothly;

     5. Distributive RA design, the user may complete the procedures for certificate application (registration) and application for approval at the localities.

     The other products of the Company include: -

     1. BHL LDAP Catalogue Server, the first domestically developed catalogue server, is capable of storing huge amount of network information in the form of catalogue for inquiry;

     2. BHL Search Engine V2.0, which is capable of automatic information tracking, classifying, abstracting, relevant grading and pushing; and

     3.   Secure Mail Server, which is capable of securing the data exchange.

     Software application development

     Our branch in Zhuhai has over five years' experience in developing large scaled database management systems. Certain main projects completed in the past years include: -

Projects                        Functions                    Platform                     Tools
--------                        ---------                    --------                     -----
Inmarsat Billing Management     Charging proxy system for    Oracle 7.3.2 Database        SQL_Windows 5.0, PL/SQL,
System                          the container terminals      Management System            Pro*c and Unix Shell

World Bank Conference Hot       Charging Proxy specially     HP Unix Server, Window 95    SQL_Windows 5.0, PL/SQL
Billing System                  designed for the World       and Oracle 7.3.2             and Pro*C
                                Bank Conference held in
                                Hong Kong

Handover Event Hot Billing      Charging Proxy specially     HP Unix Server, Windows 95   PowerBuilder, PL/SQL and
System                          designed for the handover    and Oracle 7.3.2             Pro*C
                                of Hong Kong to the PRC in
                                1997

Resources Management System II  Resources management         DEC2100, Windows NT 4.0      Oracle Developer 2000
                                system to manage the         and Oracle 7.3.4
                                vehicles, equipments and
                                labours for the container
                                terminals

Customer Marketing              System to manage the         Windows NT 4.0 and Oracle    Silver Stream Application
Information System              market information           8.1.5                        Server 2.5 and Jreport
                                provided to customers

Risk Analysis Design System     System to design, access     Windows NT 4.0 and Oracle    Jbuilder 3.0 (Java) and
                                and manage all kind of       8.1.5                        SQL Server 6.5
                                insurance of a company

Executive Information System    System to provide            Windows NT 4.0, Solaris 7    Jbuilder 2.01, Java
                                management information       and Oracle 8.1.5             Servlet, Webserver and IE
                                within the company to                                     4.0
                                senior management

BAItrans E-commerce Business    E-commerce system included   HP Unix Server, Oracle       Silver Stream 2.5.3, Java
System                          e-Document (for management   8.1.1.5 and Windows NT 4.0   and Javascript
                                of bill of lading, cargo
                                receipt, freight charge,
                                notice to customer and
                                exchange of these data
                                among trading partners),
                                Trade Declaration,
                                E-commerce (e-custom and
                                e-import/export) and
                                Marine Procurement System
                                (for quotation and
                                ordering of marine and air
                                carriages)

IGES Stock Trading System       System for securities        Sun Solaris 7.0 and Oracle   VC++, VB, Oracle Developer
                                trading, delivery,           8.1.1.5                      2000 and PL/SQL
                                charging, client account
                                management, system
                                maintenance and
                                information and
                                announcement for financial
                                institution and securities
                                firm in Hong Kong

     The Company is in partnership with Oracle, IBM, SUN, HP, Silverstream, EMC, Novel, DEA, Legend Group, Founder Group, Hangzhou Hensen, Capital Trust and the Future Group in providing quality products and services to customers.

C.   Organizational structure.

     Control of the Company

     Except as  disclosed in the  footnotes to the table  contained in paragraph
(b) of this Item 4 below, the Company, to the best of its knowledge, is not directly or indirectly owned or controlled by another corporation or by any foreign government.

     The following table sets forth as of May 31, 2001, (i) all persons known to the Company to be the owner of more than ten percent of the Company's Common Stock and the Common Stock owned by the officers and directors as a group.

     Common Stock      Beijing Holdings                                   2,548,730        36.91%
                       34th Floor, West Tower, Shun Tak Centre,
                       200 Connaught Road Central, Hong Kong.               (2)

     Common Stock      China C & Y International                          1,694,915        24.54%
                       Holdings Limited ("China C & Y")
                       19/F., Wing On House,                                (3)
                       71 Des Voeux Road Central, Hong Kong.

     Common Stock      CMEC Ceramics Holdings Limited ("CMEC")             974,576         14.11%
                       34th Floor, West Tower, Shun Tak Centre,
                       200 Connaught Road Central, Hong Kong.               (2)

     Common Stock      Oriental Patron China                               849,576         12.30%
                       Investment Limited ("Oriental Patron")
                       42/F., COSCO Tower,                                  (4)
                       183 Queen's Road Central, Hong Kong.

     Common Stock      All officers and directors                         6,067,797        87.86%
                        As a group (four persons)
                                                                          (2)(3)(4)

(1) Unless otherwise noted, the Company believes that all persons named in the table have sole voting and investment power with respect to all shares of Common Stock beneficially owned by them.

(2) CMEC was previously owned by CMEC-GE Capital China Industrial Holding Limited. Pursuant to a sale and purchase agreement dated June 30, 2000, Beijing Holdings acquired the entire interest of CMEC. Mr. Li Xiao Hong is the Deputy General Manager of Beijing Holdings and therefore he may be deemed to beneficially own the shares of Common Stock owned by Beijing Holdings. Mr. Li disclaims any beneficial interest in the shares of Common Stock owned by Beijing Holdings. In addition to Mr. Li, the Beijing Municipal Government of the PRC, the principal shareholder of Beijing
     Holdings, may be deemed to beneficially own the shares of Common Stock owned by Beijing Holdings.

(3) China C&Y is owned by various investors, none of which owns more than a 5% equity interest in or otherwise controls such corporation. No person has been nominated by China C&Y as a director of the Company.

(4) Zhang Gaobo, a Director of the Company, is Managing Director of Oriental Patron and therefore he may be deemed to beneficially own the shares of Common Stock owned by Oriental Patron. Mr. Zhang disclaims any beneficial interest in the shares of Common Stock owned by Oriental Patron. In addition to Mr. Zhang, Oriental Patron Holdings Limited and Oriental Patron Asia Limited, the principal shareholders of Oriental Patron, may be deemed to beneficially own the shares of Common Stock owned by Oriental Patron.

     Significant Subsidiaries

     The Company owns 100% interest in Jing Tai. Jing Tai was previously the holding vehicle of the 60% interest in each of Baoquan and Xinhua. Since the disposals of Baoquan and Xinhua in 1999, Jing Tai became the cash management vehicle of the Company, holding the cash assets of the Company in Hong Kong.

     The Company owns 76% interest in Beijing BHL Networks, an equity joint venture incorporated in the PRC, through its indirect wholly owned subsidiary, BHL Networks, incorporated in the Cayman Islands, which is owned by the Company's wholly owned direct subsidiary, Jingle, incorporated in the BVI. BHL Networks and Jingle are investment-holding vehicles. All principal activities of the Company are done through Beijing BHL Networks in the PRC.

     Beijing BHL Networks is a specialized network technology company. With network security and information security technology and support software as its main engagement, the company has established its brand image with specialized technology, system products and comprehensive service. The principal technology of the company include: accreditation and encryption, coding, information
protection  and  testing,   network  security  technical  standard  and  related
technology as well as products and solutions in the aspect of network information processing.

     An illustration of the Company's structure is as follows: -

                         ------------------------------
                         Tramford International Limited

                               (BVI incorporated)
                         ------------------------------

                  100%                                    100%
         ------------------------                ----------------------
           Jing Tai Industrial                   Jingle Technology Ltd.
           Investment Co. Ltd.
                                                   (BVI incorporated)
         (Hong Kong incorporated)                ----------------------
         ------------------------

                                                          100%
                                             -------------------------------
                                             BHL Networks Technology co. Ltd.

                                               (Cayman Island incorporated)
                                             -------------------------------

                                                           76%
                                             -------------------------------
                                             Beijing BHL Networks Technology
                                                         Co. Ltd.

                                                    (PRC incorporated)
                                             -------------------------------

D.   Property, plants and equipment.

     The Company shares its office, free of charge, from Beijing Holdings, the controlling shareholder, which is situated at 34th Floor, West Tower, Shun Tak Centre, 200 Connaught Road Central, Hong Kong. Jing Tai, Jingle and BHL Networks are situated at the same office of the Company.

     Beijing BHL Networks leases its office at 8th Floor, Anhua Development Building, No. 35, Anding Street, Chaoyang District, Beijing, 100029, PRC at a monthly rent of Rmb88, 870 for a period of two years commencing from September 23, 2000.

     The Company's principal fixed assets is computer equipment. As at December 31, 2000, the total net book value of the computer equipment amounted to approximately Rmb1,574, which represented 61% of the total fixed assets of the Company.

     The Company believes that the physical facilities are adequate to conduct the Company's business during the next 12 months.

Item 5.  Operating and Financial Review and Prospects

     MANAGEMENT'S DISCUSSION AND ANALYSIS

     The following discussion of the financial condition and results of operations should be read in conjunction with the consolidated financial statements and related notes thereto. The following discussion contains certain forward-looking statements that involve risk and uncertainties. Our actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include, but are not limited to, risks and uncertainties related to the need for additional funds, the rapid growth of the operations and our ability to operate profitably after the initial growth period is completed.

     All financial data referred to in the following management's discussion has been prepared in accordance with U.S. GAAP.

     Results of operations for the years ended December 31, 1998, 1999 and 2000 refers to the audited consolidated results of the Company for the years ended December 31, 1998, 1999 and 2000. The results of operations for the year ended December 31, 1999 incorporate the results of the PRC Operations up to July 2, 1999, the effective date of its disposal. The results of operations for the year ended December 31, 2000 incorporate the results of the Newly Acquired Operations since July 1, 2000, the effective date of its acquisition.

A.   Results of Operations

     The following table presents selected statement of operations data expressed as a percentage of net sales for the years ended December 31, 1998, 1999 and 2000. General and administrative expenses and other non-operating expenses, net for the years ended December 1998 are restated to show such expenses incurred by the continuing operations only. All such expenses incurred by and the income/ (loss) attributable to the minority interests of the discontinued operations are grouped into the "Loss from operations of the disposed subsidiaries".

                                                               1998            1999            2000
                                                               ----            ----            ----
Net sales..............................................       100.0%          100.0%           100.0%

Cost of goods sold.....................................        99.7%           92.0%            61.9%

Gross profit/(loss)....................................         0.3%            8.0%            38.1%

Selling, general and administrative expenses...........        10.0%           24.5%            51.0%

Non-operating income...................................        10.1%           14.9%            21.4%

Income/(loss) from
   continuing operations...............................         0.0%            9.6%             8.5%

Loss from operations of disposed
   subsidiaries........................................       (87.7%)          77.4%             0.0%

Gain on disposal of subsidiaries.......................         --            104.1%             0.0%

Income/(loss) for the year.............................       (87.7%)          17.1%             9.2%

Year ended December 31, 2000 compared to year ended December 31, 1999

     Net sales. Net sales decreased by Rmb 3.5 million, or 18.2%, from Rmb 19.2 million of the year ended December 31, 1999 ("1999 Period"), to Rmb 15.7 million of the year ended December 31, 2000 ("2000 Period"). Net sales of the 1999 Period represented solely the net sales of the disposed PRC Operations, while that of the 2000 Period represented solely the net sales of the Newly Acquired Assets since the effective acquisition date of July 1, 2000.

     Cost of good sold. Cost of goods sold decreased 45.2% from Rmb 17.7 million of the 1999 Period to Rmb 9.7 million in the 2000 Period, while the cost of goods sold, as a percentage of net sales, decreased to 61.9% in the 2000 Period from 92.0% in the 1999 Period. The decrease is due primarily to a generally higher margin of our new businesses acquired.

     Gross Profit. Gross Profit for the 2000 Period was Rmb 6.0 million, an increase of Rmb 4.5 million, or 300%, from Rmb 1.5 million for the 1999 Period. The increase was due primarily to an improvement of profit margin obtained after the acquisition of the Newly Acquired Operations.

     Selling, general and Administrative expenses. Selling, general and administrative expenses was Rmb 8.0 million, an increase of Rmb 3.3 million, or 70.2%, from Rmb 4.7 million for the 1999 Period, due primarily to the acquisition of the Newly Acquired Operations. General and administrative expenses of the continuing operations were Rmb 2.7 million, a decrease of Rmb
2.0 million, or 42.6%, from Rmb 4.7 million for the 1999 Period, due primarily to professional fees were incurred in the 1999 Period for due diligence and the acquisition of the Newly Acquired Operations and other targets.

     Net income/(loss). The net income for the 2000 Period was Rmb 1.4 million, a decrease of Rmb 1.9 million, or 57.6%, from Rmb 3.3 million for the 1999 Period. Last year's profit was mainly caused by an one-off profit earned from the disposals of the PRC Operations amounting to Rmb 5.1 million.

     Non-operating income. Non-operating income increased by Rmb 1.6 million, or 55.6%, compared to Rmb 2.8 million for the 1999 Period, which was primarily due to an income of Rmb 300 earned from securities trading in the 2000 Period.

Year ended December 31, 1999 compared to the year ended December 31, 1998

     Net sales. Net sales for the 1999 Period decreased by Rmb 23.9 million, or 55.4%, from Rmb 43.1 million to Rmb 19.2 million for the year ended December 31, 1998 ("1998 Period") due to the disposal of the PRC Operations on July 2, 1999.

     Cost of Goods Sold. Cost of goods sold deceased 58.8% to Rmb 17.7 million in the 1999 Period, while the cost of goods sold decreased to 91.9% in the 1999 Period from 99.7% in the 1998 Period. The decrease is due primarily to the reduction in raw materials and direct labor costs due to the improved efficiency in manufacturing since the completion of the technological advancement in March 1998 and the disposal of the PRC Operations on July 2, 1999.

     Gross Profit. Gross Profit for the 1999 Period was Rmb 1.5 million, an increase of Rmb 1.4 million, or 1027.7%, from Rmb 0.1 million for the 1998 Period. The increase was due primarily to a saving in cost of goods sold and a result of the improved efficiency in manufacturing as described above.

     General and Administrative Expenses. General and administrative expenses for the continuing operations were Rmb 4.7 million, an increase of Rmb 0.4 million, or 9.1% compared to Rmb 4.3 million for the 1998 Period. As a percentage of net sales, it increased from 10.0% in the 1998 Period to 24.5% in the 1999 Period, which is primarily attributable to the increase in professional fee in performing due diligence on the potential target companies. Such expenses incurred by the discontinued operations for the 1999 Period were Rmb 16.3 million, a decrease of Rmb 10.7 million, or 39.6%, compared to Rmb 27.0 million for the 1998 Period. As a percentage of sales, it increased from 62.6% in the 1998 Period to 84.9% in the 1999 Period, due primarily to the decrease in sales and the reasons described above.

     Net income/(loss). The net income for the 1999 Period was Rmb 3.3 million, an increase of Rmb 19.5 million from the interim loss of Rmb 16.2 million, which was due to a gain on the disposal of PRC Operations recognized amounting to Rmb 20 million.

     Non-operating Income. Non-operating income decreased by Rmbl.5 million, or 33.9%, compared to Rmb 4.3 million for the 1998 Period, which was primarily due to the absence of gain on marketable securities and the decrease in bank interest income as a result of the decreases in deposits and bank interest rate in the 1999 Period.

     Gain on disposal. The gain on disposal was the difference between the fair value of the proceeds received from the disposal of the PRC Operations, including shares repurchased from a principal shareholder, and the net assets value of the PRC Operations as at July 2, 1999, less the portion of the gain attributable to the shares repurchased.

Year ended December 31, 1998 compared to the year ended December 31, 1997

     Net Sales. Net sales for the year ended December 31, 1998 (the "1998 Period") were Rmb43.0 million, a decrease of Rmb25.8 million or 37.5% compared to Rmb68.8 million for the year ended December 31, 1997 (the "1997 Period"). The decrease in net sales during the 1998 Period as compared to the 1997 Period arose primarily due to: (1) the continuous downturn of the properties market;

(2) strong competition causing reductions in selling prices and (3) the Company's internal reduction of its prices to reduce inventory levels. Such changes adversely impacted the Company's sales. Baoquan Bathtub accounted for 30.0% of the Company's net sales in the 1998 Period with the remainder representing sales of sanitary wares and ceramic tiles.

     Cost of Goods Sold. Cost of goods sold decreased 44.4% to Rmb42.9 million in the 1998 Period, while cost of goods sold as a percentage of net sales increased to 99.7% in the 1998 Period from 12.1% in the 1997 Period. Even though costs of raw materials decreased approximately 6%, it was offset by the reductions in selling prices of the Company's products and the relatively higher portion of fixed costs attributable to such products.

     Gross profit. Gross profit for the 1998 Period was Rmb0.1 million, a change from the loss of Rmb8.3 million of the 1997 Period, due primarily to a higher gross profit margin earned from high-end products manufactured since June 1998.

     General and Administrative Expenses. Selling, general and administrative expenses for the continuing operations were Rmb 4.3 million, a decrease of Rmb
3.5 million, or 44.6% compared to Rmb 7.8 million for the 1997 Period. As a percentage of sales, it decreased from 11.4% in the 1997 Period to 10.0% in the 1998 Period, which remained steady in the 1998 Period. Such expenses incurred by the discontinued operations for the 1998 Period were Rmb 27.0 million, a decrease of Rmb 16.5 million, or 37.9%, compared to Rmb 43.5 million for the 1997 Period. As a percentage of sales, it decreased from 63.3% in the 1997 Period to 62.6% in the 1998 Period, due primarily to a decrease in provision for doubtful accounts amounting to approximately Rmbl0.0 million, compared to Rmb18.2 million in the 1997 Period, as a result of a prudent reassessment of the Company's trade accounts receivables by management in the 1998 Period. There is also a specific provision of inventories of Rmb7.5 million in the 1997 Period.

     Non-operating income. Non-operating income decreased by Rmb 5.9 million, or 57.8%, compared to Rmb 10.3 million for the 1997 Period. The decrease was primarily due to the significant decrease in gain on marketable securities from Rmb 8.3 million for the 1997 Period to Rmb 0.9 million for the 1998 Period, as a result of the Asian financial turmoil.

Taxation

     No Hong Kong taxation is charged for Jing Tai and Jolly Mind as there is no estimated assessable profit for the 1998, 1999 and 2000 Periods. The Company was incorporated under the laws of the British Virgin Islands (BVI), and under current BVI law, was not subject to tax on income or capital gains as the Company did not carry out business in BVI. For Beijing BHL Networks, pursuant to the applicable PRC income tax laws, they were fully exempt from the PRC state income tax for two years, starting from the first profit-making year followed by a 50% reduction over the ensuing three years ("tax holidays"). Beijing BHL Networks incurred loss for the 2000 Period, therefore, the tax holidays were not started.

B.   Liquidity and capital resources

     The Company's cash and cash equivalents on hand as at December 31, 2000 was Rmb$71.6 million, including a balance of Rmb 20.3 million deposited in the accounts of Beijing Holdings Investment Management Center, a wholly owned subsidiary of Beijing Holdings, a substantial shareholder, who will pay interest according to the one month saving interest rate announced by the PBOC.

     The Company believes that its working capital will provide sufficient capital for the balance of the Company's fiscal year ending December 31, 2001. At December 31, 2000, the Company, after netting off the total liabilities, had cash resources of Rmb 43.9 million, a decrease of Rmb 26.3 million from Rmb

70.2 million for the 1999 Period, mainly due to the acquisitions of the Newly Acquired Operations and purchases of intangible assets and fixed assets during the 2000 Period.

     The Company anticipates, based on management's internal forecasts and assumptions relating to its operations, that its existing cash and funds retained will be sufficient to meet the Company's working capital and capital expenditure requirements for the foreseeable future. In the event that the Company's plans change, its assumption change or prove inaccurate, or if other capital resources and projected cash flow otherwise prove to be insufficient to fund operations (due to unanticipated expenses, technical problems, difficulties or otherwise), the Company could be required to seek additional financing sooner than currently anticipated. The Company has no current arrangements with respect to sources of additional financing and there can be no assurance that the Company would be able to obtain additional financing on terms acceptable to the Company, or at it all.

C.   Research and development, patents and licenses, etc.

     The Company acquired, through Beijing BHL Networks, the following patents and licenses from the Institute of Computing Technology of the China Academy of Science at a cash consideration of Rmb 4 million.

Item 6.  Directors, Senior Management and Employees

A.   Directors and senior management.

     The directors and executive officers of the Company are as follows:

     Name                        Age       Position
     ----                        ---       --------

     Li Xiao Hong                48        Chairman of the Board and President

     Jiang Xinhao                36        Chief Executive Officer and Director

     Zhang Gaobo, Gary           36        Director

     Michael Siu                 32        Secretary and Chief Financial Officer

     Li Guo Jie                  58        Director

     Jin De Zhen                 56        Director

     Yu Xiang Dong               35        Director

     Benjamin Wah                50        Director

     Li Xiao Hong, as nominee of Beijing Holdings, was appointed the Chairman of the Board and President of the Company and Jing Tai in March 2000. Mr. Li also served as the Deputy General Manager of Beijing Holdings. Mr. Li graduated form the Chinese University of Industry with a master degree. From 1992 to 2000, he served as the Vice-Chairman of the Beijing First Light Industry Corporation. Prior thereto, he served as the general manager of the Beijing Glasses Corporation. Mr. Li has over 15 years experience in enterprise management.

     Jiang Xinhao, as a nominee of Beijing Holdings, is the Chief Executive Officer and a Director of the Company and the General Manager of Jing Tai since July 1996. Mr. Jiang graduated from the Fudan University with a master degree. From 1995 to 1996, he served as a manager of the Beijing Holdings and Vice President of Jing Tai. From 1992 to 1995, he served as the Manager of the securities department of Dong Fong Finance Company Limited, which was the first finance company incorporated by large enterprise in the PRC. He also served as the General Manager of investment department of Heng Tong Group, the first public listed company of the China Staq Exchange. Prior thereto, Mr. Jiang was a tutor of Beijing University. Mr. Jiang has more than ten years' experience in investment and corporate management

     Zhang Gaobo, Gary, a nominee of Oriental Patron, has served as a Director of the Company since June 1996. Since May 1993, Mr. Zhang has served as Managing Director of Oriental Patron, a principal shareholder of the Company which is principally engaged in corporate financial services and securities trading services in Hong Kong. From October 1992 to May 1993, Mr. Zhang served as managing director of Lucky Unicorn Investments Limited. Prior thereto, he served as Deputy director of the Financial Administration of the People's Bank of China, Hainan Provincial Branch. Mr. Zhang has over 10 years' experience in corporate financial services.

     Michael Siu has served as the Chief Financial Officer and Secretary of the Company since September 1997 and is responsible for the financial planning of the Company and its joint ventures in the PRC. Mr. Siu graduated from the City University of Hong Kong with a bachelor's degree. He is a fellow member of the Association of Chartered Certified Accountants and an associate member of the Hong Kong Society of Accountants. Prior to his service with the Company, Mr. Siu served in international accounting firms and has over 6 years' experience in business assurance and advisory services.

     Li Guo Jie was appointed a Director of the Company since September 2000. Mr. Li is the Dean of the ICT of the CAS since 1999. From 1987 to 1999, he worked in the CAS as senior researcher and was responsible for advanced and intelligent computing technology projects of the PRC. Mr. Li regularly releases research reports and valuable articles to international journals and currently is the Chief Editor of the Journal of Computer Science and Technology. Mr. Li obtained a bachelor's degree from the Faculty of Physics in the Beijing University in 1968. He later obtained his master's degree at the University of Science and Technology in Beijing in 1981 and a Doctorate Degree at Purdue University in 1985.

     Jin De Zhen was appointed a Director of the Company since September 2000. Ms. Jin is the General Manager of the Beijing Enterprise Development Corporation since 1997. In 1985, she joined the Beijing Municipal Bureau of Supervision as a supervision officer and was promoted as a senior officer in 1987. Since 1997, she was appointed the Committee Member of the Beijing Municipal People's Political Consultative Conference. Ms. Jin was engaged as an Assistant Profesor at Beijing Institute of Economics since 1974 and was promoted as the Vice Dean in 1984.

     Yu Xiang Dong, has served as an independent director of the Company since June 2000. Mr. Yu graduated from the Fudan University with a master's degree. In September 1997, he was appointed the Vice-President of the China Communications Securities Co. Ltd. and was appointed in April 2000 the President of the 21st High-tech Investment Co. Ltd., a fund company specializing in investments in the high-tech industry. In 1995, he was appointed the General Manager of the Shanghai Branch of the CMS. He served from 1991 to 1994, as an assistant to the General Manager and the Manager of the IPO Division of the China Merchant Securities Ltd. ("CMS"), the third largest securities company in the PRC, with a registered capital of Rmb 3.2 billion. Mr. Yu has over ten years' experience in investing banking.

     Profession Benjamin W. Wah has served as an independent director of the Company since June 2000. Mr. Wah graduated from the University of California, Berkley with a doctorate degree. Mr. Wah was appointed the Vice President for publications of the IEEE Computer Society in 1998 and he became its President in 2000. In 1990, Mr. Wah was appointed the professor of the Department of ECE of the University of Illinois in Urbana and later became the R.T. Chien Professor of Engineering in the same university. From 1988 to 1989, Mr. Wah served as the Program Director of the National Science Foundation in Washington DC. He served from 1979 to 1988 as the associate professor in the Purdue University of the United States of America. Mr. Wah's research has focused on the development and improvement of non-linear optimization algorithms, parallel algorithms, design of computer network protocols and automated design of algorithms using high-speed computers. Mr. Wah is also a keen contributor of articles published in well-recognized journals and magazines.

B.   Compensation.

     During 2000, the Company has paid compensation to Mr. Jiang Xinhao, director, and Mr. Michael Siu, the Secretary and the Chief Financial Officer, in respect of their service performed for their offices, respectively, amounting to approximately Rmb 456 and Rmb 522. Except as aforesaid, the Company has not paid any compensation to other directors and executive officers.

     The Company has granted stock options to certain officers and directors as described in Item 6E.

C.   Board practices.

     The directors listed above were elected to serve as directors at the annual meeting of the shareholders held on September 5, 2000 for the ensuing year until the next annual meeting of the shareholders. There is no employment contracts signed with the directors.

     Mr. Michael Siu, Mr. Benjamin Wah and Yu Xiang Dong constitute the members of the audit committee.

     The Company's By-laws did not require the establishment of an audit committee. The Company's audit committee is established in accordance with the requirement of the NASD Marketplace Rules 4460 (d). There is no formal meeting of the committee during the year but members often meet and discuss the Company's matters by an informal way.

D.   Employees.

     As at December 31, 2000, corporate and administrative staff at the Company's head office consisted of three employees, and total staff at the offices of the Company's subsidiaries consisted of [97] employees, compared to three staff in head office only as at December 31, 1999. The increase in employees is due to acquisitions by the Company described elsewhere in this Form 20-F.

     An analysis of the employees by function and by education background is as follows: -

      Analysed by function                   Analysed by education
                                             background

      Corporate administration     14        Secondary school             3

      Finance                       5        Bachelor degree             85

      Technology                   73        Master degree                9

      Sales and services            8        Doctorate degree             3


     There is no collective bargaining agreement in the PRC. We have never experienced any material labour disruption and are unaware of any current efforts or plans to organize employees. The Company believes we have good relationships with our employees.

E.   Share ownership.

     The following table sets out the names and titles of the executive officers and directors of the Company and their respective share ownership in the Company as at June 15, 2001:

                                         Common Shares

          Name                       Title/Office                    As a % of Outstanding Shares
     --------------------   --------------------------------------   ----------------------------
     Li Xiao Hong           Chairman of the Board and President                    0%

     Jiang Xin Hao          Chief Executive Officer and Director                   0%

     Zhang Gao Bo           Director                                               0%

     Yu Xiang Dong          Director                                               0%

     Benjamin Wah           Director                                               0%

     Li Guo Jie             Director                                               0%

     Jin De Zhen            Director                                               0%

     Michael Siu            Chief Financial Officer and Secretary                  0%

     The names and titles of the executive officers and directors of the Company to whom options have been granted by the Company which are outstanding as of June 15, 2001 and the number of Common Shares subject to such options are set forth in the following table:

                                                      Common Shares

                                                                 Number       Exercise
            Name                    Title/Office              of Shares(1)    Price(US$)      Expiry Date
     ----------------------   -----------------------------   ------------    ----------    -----------------
     Li Xiao Hong             Chairman, President and            50,000          1.15       December 28, 2009
                              Director

     Jiang Xin Hao            Chief Executive Officer and        50,000          1.15       December 28, 2009
                              Director

     Zhang Gao Bo             Director                           30,000          1.15       December 28, 2009


     Michael Siu              Chief Financial Officer and        40,000          1.15       December 28, 2009
                              Secretary

                                                                170,000
                                                                -------

(1) All options were granted pursuant to a board resolution passed on December 28, 1999.

     Executive Officers and Directors

     1996 Stock Option Plan

     Pursuant to a members' resolution passed on October 10, 1996, the 1996 Stock Option Plan was approved, authorizing the Board of Directors to grant option to employees and directors of the Company up to a maximum of 200,000 shares. The 1996 Stock Option Plan is to be administered by the Board of Directors or a committee of the Board of Directors, which determines the terms of the options exercised, including the exercise price, the number of shares subject to the option and the terms and conditions of exercise. No option granted under the 1996 Stock Option Plan is transferable by the optionee other than by will or the laws of descent and distribution and each option is exercisable during the lifetime of the optionee only by such optionee.

     The exercise price of all stock options under the 1996 Stock Option Plan must be at least equal to the fair market value of such shares on the date of grant. With respect to any participant who owns stock possessing more than 10% of the voting rights of the Company's outstanding capital stock, the exercise price of any Incentive Stock Option must be not less than 110% of the fair market value on the date of grant. The term of each option granted pursuant to the Stock Option Plan may be established by the Board of Directors, or a committee of the board in its sole discretion; provided, however, that the maximum term of each Incentive Stock Option granted pursuant to the 1996 Stock Option Plan is ten years. With respect to any Incentive Stock Option granted to a participant who owns stock possessing more than 10% of the total combined voting power of all classes of the Company's outstanding capital sock, the maximum term is five years. Options shall become exercisable at such times and in such installments as the Board of Directors, or a committee of the Board of Directors, shall provide in the terms of each individual option.

     Please refer to the above for details of the options granted under the 1996 Stock Option plan.

     2000 Stock Option Plan

     Pursuant to another members' resolution passed on September 20, 2000 at the 2000 Members' Meeting, the 2000 Stock Option Plan was approved. The details of the option plan are as follows: -

     Types of Grants and Eligibility

     The 2000 Stock Option Plan is designed to provide an incentive to key employees (including officers and directors who are key employees) of the Company and to consultants and directors who are not employees of the Company and its present and future subsidiaries and to offer an additional inducement in obtaining the services of such individuals.

     Shares Subject to the 2000 Stock Option Plan

     The aggregate number of shares of Common Stock for which options may be granted under the 2000 Stock Option Plan may not exceed 400,000; provided, however, that the maximum number of shares of Common Stock with respect to which options may be granted to any individual in any fiscal year may not exceed 100,000. Such shares of Common Stock may consist either in whole or in part of authorized but unissued shares of Common Stock or shares of Common Stock held in the treasury of the Company. Shares of Common Stock subject to an option which for any reason expires, is canceled or is terminated unexercised or which ceases for any reason to be exercisable may again become available for the granting of options under the 2000 Stock Option Plan.

     Administration of the 2000 Stock Option Plan

     Except in the case of non-employee director options, in which case the Stock Option Plan is administered by the Board of Directors, the 2000 Stock Option Plan is administered by a committee of the Board of Directors (the "Committee") consisting of not less than two directors, each of whom shall be a "non-employee director" within the meaning of rules and regulations promulgated by the Securities and Exchange Commission.

     Subject to the express provisions of the 2000 Stock Option Plan, the Committee has the authority, in its sole discretion, with respect to options, to determine, among other things: the key employees, consultants and advisors who are to receive options; the times when they may receive options; the number of shares of Common Stock to be subject to each option; the term of each option; the date each option is to become exercisable; whether an option is to be exercisable in whole, in part or in installments, and, if in installments, the number of shares of Common Stock to be subject to each installment; whether the installments are to be cumulative; the date each installment is to become exercisable and the term of each installment; whether to accelerate the date of exercise of any installment; whether shares of Common Stock may be issued on exercise of an option as partly paid, and, if so, the dates when future installments of the exercise price are to become due and the amounts of such installments; the exercise price of each option; the form of payment of the exercise price; whether to restrict the sale or other disposition of the shares of Common Stock acquired upon the exercise of an option and to waive any such restriction; and whether to subject the exercise of all or any portion of an option to the fulfillment of contingencies as specified in an applicable stock option contract. With respect to all options, the Committee has such discretion to determine the amount, if any, necessary to satisfy the Company's obligation to withhold taxes; with the consent of the optionee, to cancel or modify an option, provided such option as modified would be permitted to be granted on such date under the terms of the 2000 Stock Option Plan; to prescribe, amend and rescind rules and regulations relating to the 2000 Stock Option Plan; and to make all other determinations necessary or advisable for administering the 2000 Stock Option Plan. The Board of Directors has the authority described above with respect to the granting of non-employee director options.

     Exercise Price

     The exercise price of the shares of Common Stock under each option is to be determined by the Committee. The exercise price of the shares of Common Stock under each non-employee director option is to be equal to the fair market value of the Common Stock subject to such option on the date of grant.

     Term

     The term of each option granted pursuant to the 2000 Stock Option Plan is established by the Committee, in its sole discretion, at or before the time such option is granted. Subject to early termination, each non-employee director option is to be exercisable on a term of ten years from the date of grant.

     Exercise

     An option (or any part or installment thereof), to the extent then exercisable, is to be exercised by giving written notice to the Company at its principal office. Payment in full of the aggregate exercise price may be made
(a) in cash or by certified check, or (b) if the applicable stock option contract at the time of grant so permits, with the authorization of the Committee, with previously acquired shares of Common Stock having an aggregate fair market value, on the date of exercise, equal to the aggregate exercise price of all options being exercised, or (c) with any combination of cash, certified check or shares of Common Stock.

     The Committee may, in its discretion, permit payment of the exercise price of an option by delivery by the optionee of a properly executed exercise notice, together with a copy of his irrevocable instructions to a broker acceptable to the Committee to deliver promptly to the Company the amount of sale or loan proceeds sufficient to pay such exercise price.

     Termination of Relationship

     Any employee holder of an option whose employment or relationship with the Company (and its parent and subsidiaries) has terminated for any reason other than his death or disability may exercise such option, to the extent exercisable on the date of such termination, at any time within three months after the date of termination, but not thereafter and in no event after the date the option would otherwise have expired; provided, however, that if his employment is terminated either (a) for cause, or (b) without the consent of the Company, said option terminates immediately. Options granted to employees under the 2000 Stock Option Plan are not affected by any change in the status of the holder so long as he or she continues to be a full-time employee of the Company, its parent or any of its subsidiaries (regardless of having been transferred from one corporation to another).

     Death or Disability

     If an optionee dies (a) while he is an employee or consultant to, the Company, its parent or any of its subsidiaries, (b) within three months after the termination of such relationship (unless such termination was for cause or without the consent of the Company), or (c) within one year following the termination of such relationship by reason of disability, an option may be exercised, to the extent exercisable on the date of death, by an executor, administrator or other person at the time entitled by law to the rights of the optionee under such option, at any time within one year after death, but not thereafter and in no event after the date the option would otherwise have expired.

     Any optionee whose relationship has terminated by reason of disability may exercise his option, to the extent exercisable upon the effective date of such termination, at any time within one year after such date, but not thereafter and in no event after the date the option would otherwise have expired.

     Adjustments Upon Changes in Common Stock

     Notwithstanding any other provisions of the 2000 Stock Option Plan, in the event of any change in the outstanding Common Stock by reason of a share dividend, recapitalization, merger or consolidation in which the Company is the surviving corporation, split-up, combination or exchange of shares or the like, the aggregate number and kind of shares subject to the 2000 Stock Option Plan, the aggregate number and kind of shares subject to each outstanding option and the exercise price thereof will be appropriately adjusted by the Board of Directors, whose determination will be conclusive.

     In the event of (a) the liquidation or dissolution of the Company or (b) a merger or consolidation in which the Company is not the surviving corporation, any outstanding options will terminate, unless other provision is made therefor in the transaction.

     Amendments and Termination of the 2000 Stock Option Plan

     No option may be granted under the 2000 Stock Option Plan after October 2007. The Board of Directors, without further approval of the Company's stockholders, may at any time suspend or terminate the 2000 Stock Option Plan, in whole or in part, or amend it from time to time in such respects as it may deem advisable, including, without limitation, to comply with the provisions of certain rules and regulations promulgated by the Securities and Exchange Commission, among other things; provided, however, that no amendment may be effective without the requisite prior or subsequent shareholder approval which would (a) except as required for anti-dilution adjustments, increase the maximum number of shares of Common Stock for which options may be granted under the 2000 Stock Option Plan, (b) materially increase the benefits to participants under the 2000 Stock Option Plan, or (c) change the eligibility requirements for individuals entitled to receive options under the 2000 Stock Option Plan.

     Non-Transferability of Options

     No option granted under the 2000 Stock Option Plan may be transferable otherwise than by will or the laws of descent and distribution, and options may be exercised, during the lifetime of the holder thereof, only by such holder or such holder's legal representatives. Except to the extent provided above, options may not be assigned, transferred, pledged, hypothecated or disposed of in any way (whether by operation of law or otherwise) and may not be subject to execution, attachment or similar process.

     No optionee has any rights as a shareholder with respect to any shares subject to an option prior to the date of the issuance of a certificate or certificates for such shares.

     As of December 31, 2000, no options were granted under the 2000 Stock Option Plan.

Item 7.  Major Shareholders and Related Party Transactions

A.   Major shareholders.

     See Item 4 (C) of the details of the major shareholders.

B.   Related party transactions.

(a) During the year ended December 31, 2000, the Company had related party transactions with certain related parties as follows: -

     Services render income

     Net sales of services rendered by Beijing BHL Networks to Beijing Holdings, a substantial shareholder, Beijing Holdings Investment Management Center ("BHIMC"), Beijing Enterprises Development Corporation ("BEDC") and Kong De Company Limited ("Kong De'), fellow subsidiaries, amounted to an aggregate of Rmb 8,548.

     Interest income

     Interest income earned from Beijing Holdings and BHIMC for funds held in trust amounted to Rmb 433.

     Rental expenses

     Rental expenses paid to Jing Tai securities Limited, a fellow subsidiary, for our corporate office in Hong Kong amounted to Rmb 267.

     Due from related companies

     Service income due from BEDC, Beijing Ming Jun Information System Company Ltd. and Kong De, fellow subsidiaries, amounted to Rmb 1,950, Rmb 3,333 and Rmb 1,804 respectively.

     Expenses advanced on behalf of BHIMC, a fellow subsidiary, amounted to Rmb 152.

     Due to a related company

     Working capital advanced from Beijing Enterprises Investments Limited, a fellow subsidiary, amounted to Rmb 321.

     Funds held on trust

     The funds held by BHIMC on behalf of the Company as at December 31, 2000 amounted to Rmb 20,325.

(b) To the best of the knowledge of management of the Company, other than information already disclosed elsewhere in this Form 20-F, no person who has been an insider of the Company since January 1, 2000 or any associate or affiliate of such insider has had any material direct or indirect interest in any transaction with the Company since January 1, 2000 or in any proposed transaction which has materially affected or would materially affect the Company or its subsidiaries.

C.   Interests of experts and counsel.

     Not Applicable.

Item 8.  Financial Information

A.   Consolidated Statements and Other Financial Information.

     The Company's  consolidated  financial statements are included herein under
Item 18.

     Except an interim dividend was paid in 1997, the Company has not paid any dividends on its Common Shares. The payment of dividends in the future, if any, is within the discretion of the Board of Directors of the Company and will depend upon the Company's earnings, its capital requirements and financial condition and other relevant factors. The Company does not anticipate declaring or paying any dividends in the foreseeable future.

B.   Significant Changes.

     Not Applicable

Item 9.  The Offer and Listing.

A.   Offer and listing details.

     The annual high and low market prices for the five most recent full financial years are as set forth below:

                                      Common Stocks               Warrants
                                    -----------------         -----------------
     NASDAQ Small Cap Market

     (Year Ending)                   High        Low           High        Low

     December 31, 2000              2.500       0.219         0.938       0.031

     December 31, 1999              0.938       0.094         0.188       0.063

     December 31, 1998              3.125       0.313         0.438       0.063

     February 28, 1997              7.125       2.125         2.000       0.188

     The high and low market prices for each financial quarter over the two most recent full financial years are as set forth below:

                                      Common Stocks               Warrants
                                    -----------------         -----------------
     NASDAQ Small Cap Market

     (Quarter Ending)                High        Low           High        Low

     December 31, 2000              1.500       0.219         0.125       0.063

     September 20, 2000             1.750       1.313         0.250       0.031

     June 30, 2000                  2.500       1.125         0.438       0.250

     March 31, 2000                 2.250       0.438         0.938       0.313

     December 31, 1999              0.500       0.250         0.125       0.063

     September 30, 1999             0.938       0.094         0.125       0.063

     June 30, 1999                  0.625       0.188         0.125       0.063

     March 31, 1999                 0.625       0.219         0.188       0.094

     For the most recent six months, the high and low market prices of the Company's Common Shares and Warrants are as set forth below:

                                      Common Stocks               Warrants
                                    -----------------         -----------------
     NASDAQ Small Cap Market

     (Month Ending)                  High        Low           High        Low

     May 31, 2001                   0.444       0.290          N/A         N/A

     April 30, 2001                 0.440       0.090          N/A         N/A

     March 31, 2001                 0.219       0.188          N/A         N/A

     February 28, 2001              0.375       0.219         0.063       0.063

     January 31, 2001               0.375       0.219         0.063       0.063

     December 31, 2000              1.500       0.219         0.063       0.063


     The Company's warrants were de-listed from the NASDAQ Small Cap Market on May 15, 2001 due to the Company's failure in complying the NASD Marketplace Rules 4310 (c) (1), which requires the Company to maintain two active market makers for the warrants. The Company received the Staff Determination on May 7, 2001.

     N/A: Information not available.

B.   Plan of Distribution.

     Not Applicable.

C.   Markets.

     The Company's Common Stock and Warrants were included for quotation on the NASDAQ National Market on December 13, 1996 under the symbols "TRFDF" and "TRFWF" respectively. Pursuant to the implementation of the new listing requirements since February 1998, the Company moved the listing of Common Stock and Warrants to the NASDAQ Small Cap Market on October12, 1998 under the same symbols.

     Subsequent to the de-listing of the Company's Warrants from the NASDAQ Small Cap Market as stated in Item 9A above. As at December 31, 2000, the Company's Common Shares and Warrants were listed for quotation on the NASDAQ Small Cap Market and not on any other public trading market.

D.   Selling Shareholders.

     The followings are details of the Company's shareholders that had filed a Form 3 Registration Statement to register the entire shares held by them during the year: -

              Name of Shareholders     No. of shares held      % of total
              --------------------     ------------------      ----------
                                                            outstanding shares
                                                            ------------------

              Beijing Holdings             2,548,730             36.91%

              CMEC                          976,576              14.11%

              Oriental Patron               849,576              12.30%


     Beijing Holdings, CMEC and Oriental Patron, subsequent to the registration which was declared effective by the SEC on March 9, 2001, are able to sell their Common Stocks at the open market without limitation on the volume. Beijing Holdings and CMEC have indicated that they will not sell the shares as all the shares owned are pledged to the Bank of China, Hong Kong Branch to secure a loan of US$2.5 million borrowed by Beijing Holdings on March 17, 2000, for a period of three years, for acquiring the entire interest in CMEC on June 30, 2000.

     Dilution.

     As of May 31, 1999, the Company has issued 513,950 Common Stock Purchase warrants, of which 13,950 Common Stock Purchase warrants were issued to the underwriters who had exercised their over-allotment options in January 1997. The Company also issued 1,500,000 Bridge warrants in October 1996. The Company has authorized the issuance, pursuant to the 1996 Stock Option Plan, of options to purchase 200,000 shares of Common Stock to the Company's existing shareholders, employees, officers, directors and consultants. Pursuant to a board resolution passed on December 28, 1999, options were granted to certain directors and officers at an exercise price of US$1.15 each. The Company has also authorized the issuance of up to 1,000,000 Class C Warrants to purchase Common Stock to the Company's existing shareholders and management at terms identical to other issued Warrants except that they may not be registered or publicly traded.

E.   Expenses of the issue.

     Not Applicable.

Item 10. Additional Information.

A.   Share capital.

     Not Applicable.

B.   Memorandum and articles of association.

     The Memorandum and articles of association of the Company was included in the Form 1 Registration Statement filed to the Securities and Exchange Commission upon the Initial Public Offering of the Company. Its subsequent amendments were included as resolutions in the proxy statements for the shareholders' meeting filed to the Securities and Exchange Commission when occurred.

     Our corporate affairs are governed by our Memorandum and Articles of Association and by the International Business Companies Act of the British Virgin Islands. Principles of law relating to such matters as the validity of corporate procedures, the fiduciary duties of our management, directors and controlling shareholders and the rights of our shareholders differ from those that would apply if we were incorporated in a jurisdiction within the United States. Further, the rights of shareholders under British Virgin Islands law are not as clearly established as the rights of shareholders under legislation or judicial precedent in existence in most United States jurisdictions. Thus, our public shareholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling shareholders than they might have as shareholders of a corporation incorporated in a United States jurisdiction. Please refer to Item 3(D) for a detailed discussion of such risk.

C.   Material contracts.

     Not Applicable

D.   Exchange controls.

Exchange Rates

     The following table sets forth-certain information concerning exchange rate between Renminbi and U. S. dollars for the periods indicated:

                               Noon Buying Rate (1)                        Shanghai Swap Centre Rate (2)
                    --------------------------------------------- -----------------------------------------------
                      Period                                         Period

Period                 End    Average (3)      High       Low         End     Average (3)      High        Low
----------------------------------------------------------------- -----------------------------------------------

                                   (RMB Per US$)                                    (RMB Per US$)
1991.............     5.4478     5.3431       5.4478     5.2352      5.8980      5.8534        5.9290     5.7490

1992.............     5.7662     5.5309       5.9007     5.4124      7.7060      6.7497        7.7700     5.8970

1993.............     5.8145     5.7776       5.8245     5.7076      8.7000      9.0437       10.9230     8.1450

1994.............     8.4662     8.6303       8.7409     8.4662      8.4461      8.5790        8.7080     8.4459

1995.............     8.3374     8.3852       8.5000     8.2916      8.3179      8.3494        8.4448     8.5764

1996.............     8.3284     8.3387       8.5000     8.3267      --          --            --         --

1997.............     8.3255     8.3247       8.3283     8.3200      --          --            --         --

1998.............     8.2789     8.2969       8.3000     8.2778      --          --            --         --

1999.............     8.2795     8.2797       8.2785     8.2276      --          --            --         --

2000.............     8.2774     8.2784       8.2799     8.2773      --          --            --         --

2001 (1st Qtr)...     8.2777     8.2780       8.2783     8.2777      --          --            --         --

(1) The noon buying rate in New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. Prior to 1994, the noon buying rate was based on the Official Exchange Rate. Since April 1994, the noon buying rate has been based on the People's Bank of China ("PBOC") Rate. As a result, since April 1994, the noon buying rate and the PBOC Rate have been substantially similar.

(2) Obtained from the Shanghai Swap Center and the Bank of China, Shanghai Branch. Shanghai Swap Center rates for 1996, 1997 and 1998 are not available.

(3) Determined by averaging the rates on the last business day of each month during the relevant period.

     In February 1993, the State Administration of Exchange Control ("SAEC") imposed limits on foreign currency exchange rates available at swap centers. Under such limitations, the Renminbi/United State Dollar exchange rate was officially capped at approximately Rmb 8.40 to $1.00. These limitations, together with continued devaluation of the Renminbi and increasing demand for foreign currency in early 1993, gave rise to the development of unofficial foreign currency markets which are not subject to such restrictions. As a result, there were periodic shortages of foreign currency at swap centers in 1993. On June 1, 1993, the ceilings on swap center rates were removed, and these rates promptly were adjusted to reflect prevailing market rates. On June 1, 1993, the Renminbi/United States Dollar exchange rate at the Shanghai swap center was Rmb l0.170 to $1.00. Thereafter, the Renminbi/United States Dollar exchange rate declined at the Shanghai swap center to approximately Rmb 8.7 to $1.00 at December 31, 1993.

E.   Taxation.

     The following discussion is a summary of certain anticipated, British Virgin Islands, Cayman Islands, Hong Kong and PRC tax consequences of an investment in the Common Stock and warrants. The discussion does not deal with all possible tax consequences relating to an investment in the Common Stock and warrants and does not purport to deal with the tax consequences applicable to all categories of investors, some of which (such as dealers in securities, insurance companies and tax-exempt entities) may be subject to special rules. In particular, the discussion does not address the tax consequences under state, local and other national (e.g., United States, non-British Virgin Island and non-Hong Kong) tax laws. Accordingly, each prospective investor should consult its own tax advisor regarding the particular tax consequences to it of an investment in the Common Stock and warrants. The following discussion is based upon laws and relevant interpretations there of in effect as of the date of this Annual Report, all of which subject to change.

     British Virgin Islands Taxation.

     Under the International Business Companies Act of the British Virgin Islands as currently in effect, a holder of Common Stock who is not a resident of the British Virgin Islands is exempt from British Virgin Islands income tax on dividends paid with respect to the Common Stock and all holders of Common Stock are not liable to British Virgin Islands income tax on gains realized during the year on sale or disposal of such shares; the British Virgin Islands does not impose a withholding tax on dividends paid by the Company incorporated under the International Business Companies Act.

     There are no capital gains, gift or inheritance taxes levied by the British Virgin Islands on companies incorporated under the International Business Companies Act. In addition, the Common Stock is not subject to transfer taxes, stamp duties or similar charges.

     There is no income tax treaty or convention currently in effect between the United States and the British Virgin Islands.

     Hong Kong Taxation

     Under the laws of Hong Kong, as currently in effect, a holder of Common Stock is not subject to Hong Kong tax on dividends paid with respect to such shares and no holder of Common Stock is liable for Hong Kong tax on gains realized on sale or other disposition of such Common Stock except that those persons who are classified for Hong Kong purposes as dealers in securities in Hong Kong may be subject to Hong Kong tax in respect of any gain resulting on the disposition of Common Stock. Hong Kong does not impose a withholding tax on dividends paid by the Company or its subsidiaries. In addition, the Company will not be subject to Hong Kong taxes as a result of its receipt of dividends from any of its subsidiaries.

     PRC Taxation

     There are no material PRC tax consequences to holders of Common Stock solely as a result of the purchase, ownership and disposition of such Common Stock. There is income tax treaty in effect between the United States and the PRC.

     Cayman Island Taxation

     The Cayman Islands currently have no exchange control restrictions and no income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax applicable to the Company or any holder of shares. Accordingly, payment of dividends on, and any transfer of, the shares will not be subject to taxation in the Cayman Islands, no Cayman Islands withholding tax will be required on such payments to any holder of a share and gains derived from the sale of shares will not be subject to Cayman Islands income or corporation tax. The Cayman Islands are not party to any double taxation treaties.

F.   Dividends and paying agents.

     The future payment of dividends is within the discretion of the Board of Directors and will be dependent, upon among other factors, earnings capital requirements, financing agreement covenants, the financial condition of the Company and applicable law. The Board does not intend to declare any dividends further in the foreseeable future, but instead intends to retain all future earning, if any, for use in the Company's business operations. To the extent that the Board may decide to pay cash dividends in the future, such dividends will be declared from the retained earnings, i.e., surplus, as determined by resolution of the Board of Directors, subject to the availability and existence of such retained earnings will also be limited by the amount of dividends which can be declared by its subsidiaries.

     Applicable PRC laws and regulations required that before a Sino-foreign equity joint venture enterprise distributes profits to its joint venture partners, it must first satisfy all tax liabilities, provide for losses in previous years and make allocations, in proportions determined at the discretion of the Board of Directors, to a capital reserve fund and a public welfare fund. Distribution of profits is required to be in proportion of each party's investment in the joint venture.

G.   Statement by experts.

     Not Applicable.

H.   Documents on display.

     Documents concerning the Company that are referred to in this document may be inspected at the office of the Company, which is 34th Floor, West Tower, Shun Tak Centre, 200 Connaught Road Central, Hong Kong.

I.   Subsidiary Information.

     Not Applicable

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

     The Company is exposed to risk of foreign currency exchange rate fluctuation. The Company has never tried to hedge its exchange rate risks, does not plan to do so, and may not be successful should it attempt to do so in the future. Nevertheless, the Company believes such risk is low due to no foreign currency liabilities are incurred and the principal operations are limited solely to the PRC market.

Item 12. Description of Securities Other than Equity Securities.

     Not Applicable.

                                    PART II

Item 13. Default, Dividend Arrearages and Delinquencies.

None

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not applicable

Item 15. [Reserved]

Item 16. [Reserved]

                                    PART III

Item 17. Financial Statements.

The Company has elected to provide Financial Statements pursuant to Item 18 (see below).

Item 18. Financial Statements.

The following documents are filed as Attachment A hereto and are included as part of this Annual report on Form 20-F.

     Financial Statements.

     Report of Independent Accountants.

     Consolidated Statements of Operations of the Company for each of the three years in the period ended December 2000.

     Consolidated Balance Sheets of the Company as of December 31, 1999 and 2000

     Consolidated Statements of Cash Flows of the Company for each of the three years in the period ended December 31, 2000

     Consolidated Statements of Changes in Shareholders' Equity of the Company for each of the three years in the period ended December 31, 2000

     Notes to these Financial Statements

Item 19. Exhibits.

The following exhibits are filed as part of this annual report:

1.  List  of  Company's   significant   subsidiaries,   their   jurisdiction  of
incorporation and the names under which they do business, if different from their name.

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company certifies that it meets all of the requirements for filing Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                    TRAMFORD INTERNATIONAL LIMITED


Date: June   , 2001
                                    ---------------------------------
                                    Name:  Michael Siu
                                    Title: Chief Financial Officer and Secretary

                         TRAMFORD INTERNATIONAL LIMITED

                          INDEX TO FINANCIAL STATEMENTS



Report of Independent Accountants                                          F - 2

Consolidated Statements of Operations of the Company for each of
the three years in the period ended December 31, 2000                      F - 3

Consolidated Balance Sheets of the Company as of December 31,
1999 and 2000                                                              F - 4

Consolidated Statements of Cash Flows of the Company for each of
the three years in the period ended December 31, 2000                      F - 5

Consolidated Statements of Changes in Shareholders' Equity of the
Company for each of the three years in the period ended December
31, 2000                                                                   F - 6

Notes to these Financial Statements                                        F - 7

                        REPORT OF INDEPENDENT ACCOUNTANTS



To the Board of Directors and Shareholders of Tramford International Limited


         We have audited the accompanying consolidated balance sheets of Tramford International Limited and subsidiaries (the "Company") as of December 31, 2000 and 1999 and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2000 and 1999, and the consolidated results of operations and cash flows for each of the three years in the period ended December 31, 2000, in conformity with generally accepted accounting principles in the United States of America.







PricewaterhouseCoopers
Certified Public Accountants
Hong Kong, June 27, 2001

                 TRAMFORD INTERNATIONAL LIMITED AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                  (Amounts in thousands, except per share data)


                                              Note   Year ended        Year ended        Year ended        Year ended
                                                       December          December          December          December
                                                       31, 1998          31, 1999          31, 2000          31, 2000
                                                    -------------     -------------    --------------    -------------
                                                            Rmb               Rmb               Rmb             US$

Net sales
Product sales                                                 -                 -            10,353           1,251
Rendering of services                                         -                 -             5,374             649
                                                    -------------     -------------    --------------    -------------
                                                              -                 -            15,727           1,900

Costs of sales                                                -                 -            (9,732)         (1,176)
                                                    -------------     -------------    --------------    -------------
Gross profit                                                  -                 -             5,995             724

General and administrative expenses                      (4,325)           (4,717)           (8,024)           (969)
                                                    -------------     -------------    --------------    -------------
Operating loss                                           (4,325)           (4,717)           (2,029)           (245)

Non-operating income                             4        4,334             2,862             3,373             407
                                                    -------------     -------------    --------------    -------------
Income/(loss) from continuing
  operations before income tax provision                      9            (1,855)            1,344             162
Income tax provision                             5            -                 -                 -               -
                                                    -------------     -------------    --------------    -------------
Income/(loss) from continuing operations                      9            (1,855)            1,344             162
Discontinued operations :                        6
Loss from operations of disposed
   Subsidiaries                                         (37,760)          (14,875)                -               -
Gain on disposal of subsidiaries                              -            20,011                 -               -
                                                    -------------     -------------    --------------    -------------
Net (loss)/income before minority interests             (37,751)            3,281             1,344             162
Minority interests                                            -                 -                96              12
                                                    -------------     -------------    --------------    -------------
Net (loss)/income for the year                          (37,751)                              1,440             174
                                                                            3,281
                                                    =============     =============    ==============    =============

Earnings/(loss) per share from continued        18
   operations
   - Basic                                                 0.01            (0.23)              0.21              0.03
                                                    =============     =============    ==============    =============

Earnings/(loss) per share from discontinued     18
   operations
   - Basic                                               (4.20)              0.65               N/A               N/A
                                                    =============     =============    ==============    =============


         For the convenience of the reader, translation of amounts from Renminbi
(Rmb) into United States Dollars (US$) has been made at the noon buying rate in New York City for cable transfer in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2000 of Rmb8.2774 = US$1.00. No representation is made that the Rmb amounts could have been, or could be, converted into US$ at that rate or at any other certain rate.

   The accompanying notes are an integral part of these financial statements.

                 TRAMFORD INTERNATIONAL LIMITED AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS
                             (Amounts in thousands)


                                                              Note     Year ended       Year ended         Year ended
                                                                     December 31,         December           December
                                                                             1999         31, 2000           31, 2000
                                                                    --------------    -------------     --------------
                                                                            Rmb               Rmb                US$

ASSETS
CURRENT ASSETS
   Cash and cash equivalents                                     7       46,803            51,302              6,198
    Trade accounts receivable, net                               8            -               307                 37
    Inventories                                                  9            -                92                 11
    Due from related parties                                    10            -             7,239                875
   Prepaid expenses and other assets                            11       28,000            21,995              2,657
                                                                   --------------    -------------     --------------
TOTAL CURRENT ASSETS                                                     74,803            80,935              9,778

Property, plant and equipment, net                              12            -             2,583                312
Intangible asset                                                13            -             3,800                459
Goodwill                                                        14            -            16,810              2,031
                                                                   --------------    -------------     --------------
TOTAL ASSETS                                                             74,803           104,128             12,580
                                                                   ==============    =============     ==============

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
    Trade accounts payable                                                    -               648                 78
    Due to a related party                                      15            -               321                 39
   Other liabilities and accrued expenses                       16        4,562            26,774              3,234
                                                                   --------------    -------------     --------------
TOTAL CURRENT LIABILITIES                                                 4,562            27,743              3,351

Contingencies and commitments                                   23            -             2,000                242

Minority interests                                                            -             4,704                569

SHAREHOLDERS' EQUITY
    Shareholders' equity                                        22      187,751           187,751             22,682
    Accumulated losses                                                 (117,440)         (116,000)           (14,014)
    Cumulative translation adjustment                                       (70)              (70)                (8)
                                                                   --------------    -------------     --------------
TOTAL SHAREHOLDERS' EQUITY                                               70,241            71,681              8,660
                                                                   --------------    -------------     --------------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                               74,803           104,128             12,580
                                                                   ==============    =============     ==============

         For the convenience of the reader, translation of amounts from Renminbi
(Rmb) into United States Dollars (US$) has been made at the noon buying rate in New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 29, 2000 of Rmb8.2774 = US$1.00. No representation is made that the Rmb amounts could have been, or could be, converted into US$ at that rate or at any other certain rate.

   The accompanying notes are an integral part of these financial statements.

                 TRAMFORD INTERANTIONAL LIMITED AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (Amounts in thousands)


                                                                     Year ended       Year ended       Year ended      Year ended
                                                                       December         December         December        December
                                                                       31, 1998         31, 1999         31, 2000        31, 2000
                                                                   ------------      -----------     ------------     -----------
                                                                          Rmb              Rmb              Rmb              US$

     Cash flows from operating activities
        Net income/(loss)                                                   9           (1,855)           1,344             162
         Adjustments to reconcile net income/
         (loss) to net cash provided by/(used
          in) operating activities
            Amortisation of intangible asset and                            -                -              341              41
          goodwill
            Depreciation                                                  131                -              432              52
              Realised and unrealised gains on
               marketable securities                                     (916)               -             (300)            (36)
          Loss on disposal of fixed assets                                  -                -               21               3
          Others                                                          (85)              49               --
     Changes in assets and liabilities, net of effects
      from acquisitions:
        Accounts receivable                                                 -                -              466              56
        Inventories                                                         -                -            1,055             127
        Decrease/(increase) in prepaid
         expenses and other assets                                      7,826          (27,644)           4,272             517
        Increase in other liabilities and accrued
        expenses                                                          817            1,499            2,204             267
                                                                   ------------      -----------     ------------     -----------
      Net cash provided by/(used in) operating                          7,782          (27,951)           9,835           1,189
     activities

     Cash flows from investing activities
         Acquisition of subsidiaries, net of                                -                -              794              96
        cash  acquired
         Purchase of marketable securities                                  -                -           (1,063)           (128)
         Proceeds from disposal of marketable                           1,729                -            1,363             164
     securities
         Purchases of property, plant and                                  (3)               -           (2,430)           (294)
        equipment
         Purchase of intangible asset                                       -                -           (4,000)           (483)
                                                                   ------------      -----------     ------------     -----------
     Net cash provided by/(used in) investing                           1,726                -           (5,336)           (645)
     activities

     Cash flows from financing activities
         Purchase of own shares                                        (1,421)            (238)               -               -
                                                                   ------------      -----------     ------------     -----------
     Net cash (used in) /provided by financing                         (1,421)            (238)               -               -
     activities

     Net cash (used in) /provided by
      discontinued operations                                          (7,019)          29,588                -               -
                                                                   ------------      -----------     ------------     -----------

     Net increase in cash and cash equivalents                          1,068            1,399            4,499             544

     Cash and cash equivalents at beginning of                         44,336           45,404           46,803           5,654
     year
                                                                   ------------      -----------     ------------     -----------

     Cash and cash equivalents at end of year                          45,404           46,803           51,302           6,198
                                                                   ============      ===========     ============     ===========

         For the convenience of the reader, translation of amounts from Renminbi
(Rmb) into United States Dollars (US$) has been made at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2000 of Rmb8.2774 = US$1.00. No representation is made that the Rmb amounts could have been, or could be, converted into US$ at that rate or at any other certain rate.

   The accompanying notes are an integral part of these financial statements.

                 TRAMFORD INTERNATIONAL LIMITED AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                             (Amounts in thousands)

                                                                                                                Total
                                        Note    Shareholders'          Retained      Translation        shareholders'
                                                       equity          earnings      adjustments               equity
                                               ---------------    --------------    -------------    -----------------
                                                          Rmb               Rmb              Rmb                  Rmb

Balance, December 31, 1997                            193,701          (82,970)              (34)            110,697

Net loss                                                    -          (37,751)                -             (37,751)
Purchase of own shares                   22            (1,421)               -                 -              (1,421)
Translation adjustment                                      -                -               (85)                (85)
                                               ---------------    --------------    -------------    -----------------
Balance, December 31, 1998                            192,280         (120,721)             (119)             71,440

Net income                                                  -            3,281                 -               3,281
Purchase of own shares                   22            (4,529)               -                 -              (4,529)
Translation adjustment                                      -                -                49
                                                                                                                  49
                                               ---------------    --------------    -------------    -----------------
Balance, December 31, 1999                            187,751         (117,440)              (70)             70,241

Net income                                                  -            1,440                 -               1,440
                                               ---------------    --------------    -------------    -----------------
Balance, December 31, 2000                            187,751         (116,000)              (70)             71,681
                                               ===============    ==============    =============    =================

                                                          US$               US$              US$                 US$

Balance, December 31, 2000                             22,682          (14,014)               (8)              8,660
                                               ===============    ==============    =============    =================

         For the convenience of the reader, translation of amounts from Renminbi
(Rmb) into United States Dollars (US$) has been made at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2000 of Rmb8.2774 = US$1.00. No representation is made that the Rmb amounts could have been, or could be, converted into US$ at that rate or at any other certain rate.

   The accompanying notes are an integral part of these financial statements.

                 TRAMFORD INTERNATIONAL LIMITED AND SUBSIDIARIES
                       NOTES TO THESE FINANCIAL STATEMENTS

            (Amounts expressed in thousands, unless otherwise stated)


1        Nature of operations and basis of presentation

         Tramford International Limited ("Tramford") was incorporated under the laws of the British Virgin Islands on September 19, 1995 as a holding company for its wholly owned subsidiary, Jing Tai Industrial Investment Company Limited ("Jing Tai"). Jing Tai is a Hong Kong company, incorporated on October 27, 1994, which previously owned controlling interests in two Sino-foreign equity joint venture enterprises as described below.

         Pursuant to two separate agreements, effective June 1, 1995, Jing Tai purchased 60% joint venture interests in each of two operations of Shandong Linyi Industrial Enamel Holdings Company Limited ("Linyi Industrial"), a joint stock limited company established in the People's Republic of China (the "PRC"):
Linyi Baoquan Bathtub Co. Ltd. ("Baoquan Bathtub") and Linyi Xinhua Ceramics Co. Ltd. ("Xinhua Ceramics") (hereinafter referred to collectively as the "Operating Subsidiaries"). Baoquan Bathtub and Xinhua Ceramics manufacture and sell bathtub and ceramics products respectively. Subsequent to Tramford's formation, Tramford exchanged its outstanding shares for a 100% interest in Jing Tai. This transaction was considered a reorganization of entities under common control.

         Effective October 1, 1996, Tramford purchased 100% interests in Jolly Mind Company Limited ("Jolly Mind"). Jolly Mind is a Hong Kong company which owns 35% interests in the Operating Subsidiaries.

         Effective July 2, 1999, Tramford disposed of its 60% interests in the Operating Subsidiaries, held through Jing Tai, to Shandong Luozhuang Group Company, a related company of Linyi Industrial for a cash consideration of Rmb28 million. On the same date, Tramford also disposed of its 100% interests in Jolly Mind to Linyi Industrial in consideration for 1,952,291 shares in Tramford held by Linyi Industrial. Subsequent to these disposals, Tramford held no beneficial interests in Jolly Mind, Baoquan Bathtub and Xinhua Ceramics (hereinafter referred to collectively as the "Disposed Subsidiaries").

         Effective July 1, 2000, a wholly owned subsidiary of Tramford, Jingle Technology Limited ("JTL"), purchased 100% interests in BHL Networks Technology Co. Ltd. ("BHL"), which holds 76% interest in Beijing BHL Networks Technology Co. Ltd ("BBHL"), for a cash consideration of Rmb18,964. JTL was formed by Tramford on 8 May 2000 to act as investment holding company. BBHL is a Sino-foreign equity joint venture and is principally engaged in the sales of hardware and software products and the provision of information technology and network security consultancy services and sales of computer related products in the PRC. BHL and BBHL are collectively referred as to the "Newly Acquired Subsidiaries" in these financial statement.

         The consolidated financial statements of the Company for the two years ending December 31,1999 present the Disposed Subsidiaries as a discontinued business segment in accordance with Accounting Principles Board Opinion No. 30. The consideration used in the computation of the gain on the disposal of entire interests in the Operating Subsidiaries is the aggregate of the cash proceeds of Rmb28 million (the "cash consideration") and the fair value of Tramford's shares acquired from Linyi Industrial (the "share consideration"). The portion of gain on disposal attributable to the cash consideration is recognized in the Statements of Operations while the other portion attributable to the share consideration is recognized as a movement in shareholders' equity.

The accompanying financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States of America ("US GAAP"), present the consolidated results of the operations of Tramford. All intercompany balances and transactions have been eliminated in the consolidated financial statements of the Company.

         The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Accounting estimates have been employed in these financial statements to determine reported amounts, including realisability of receivables and other assets, useful lives of assets and income taxes. Actual results could differ from those estimates.

         The financial information has been prepared in Renminbi (Rmb), the national currency of the PRC and also the functional currency of the Company (see also footnote 2(k)). Unless indicated otherwise, amounts in Renminbi have been rounded to the nearest thousand.

                 TRAMFORD INTERNATIONAL LIMITED AND SUBSIDIARIES
                       NOTES TO THESE FINANCIAL STATEMENTS

            (Amounts expressed in thousands, unless otherwise stated)


2        Summary of significant accounting policies

         The following is a summary of significant accounting policies followed by the Company in the preparation of the financial statements.

(a)      Net sales

         Net sales comprise product sales and rendering of services. Product sales represent the invoiced value of goods, net of value-added tax ("VAT") and discounts, supplied to customers. Sales are recognized upon delivery to customers and when title has passed. VAT is accounted for on an accrual basis. The Company is subject to the assessment of VAT at the standard rate of 17%. Rendering of services represent fee, net of business tax, charged on the provision of information technology and network security consultancy services. Fee on such services is recognised upon the completion of the underlying services.

(b)      Taxation

         Deferred income taxes are provided using the liability method under Statement of Financial Accounting Standards ("SFAS") No.109, "Accounting for Income Taxes". Under the liability method, deferred income taxes are recognized for all significant temporary differences between the tax and financial statement bases of assets and liabilities. The tax consequences of these differences are classified as current or non-current based on the classification of the related asset or liability for financial reporting.

(c)      Concentration of credit risk and major customers

         The Company is engaged in the sales of hardware and software products and the provision of information technology and network security services to a wide range of industries and end users within the PRC. All the Company's revenue is derived from sales to Chinese customers. Accordingly, the Company's trade accounts receivable are concentrated with respect to geography. The Company performs ongoing credit evaluations of its customers and generally does not require collateral.

(d)      Foreign currency transaction gains and losses

         All foreign currency transaction gains and losses are recognized as other non-operating (expense)/income in the Statements of Operations.

         The Renminbi is not freely convertible into foreign currencies. The PRC Government has instituted a single regulated floating exchange rate system principally based on market supply and demand. Under this system, a nationwide inter-bank foreign market has been established by designating certain banks as authorized foreign exchange banks where Renminbi can be converted into foreign currencies subject to prior approval from the PRC State Administration of Exchange Control.

(e)      Property, plant and equipment

         Property, plant and equipment are stated at historical cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets. Upon retirement or sale, the cost of disposed assets and the related accumulated depreciation are deducted from the respective accounts and the resulting gain or loss is included as other non-operating (expense)/income in the Statement of Operations. Maintenance and repair costs are expensed as incurred. The estimated useful lives of property, plant and equipment are as follows:

         Motor vehicles ................................... 5 years
         Furniture, fixtures and office equipment ......... 5 years
         Leasehold improvements............................ shorter of 3 years or over leased term


(f)      Intangible asset

         Intangible asset represents technology platform for the development of server switch and network security device acquired by the Company for cash. It is recognised at cost and is amortized on a straight-line basis over its useful life.

                  TRAMFORD INTERNATIONAL LIMITED AND SUBSIDIARIES
                       NOTES TO THESE FINANCIAL STATEMENTS

            (Amounts expressed in thousands, unless otherwise stated)


2        Summary of significant accounting policies (continued)

(g)      Goodwill

         Goodwill represents cost in excess of the fair value of net assets acquired and is amortized on a straight-line basis over a period of twenty years.

(h)      Impairment of long-lived assets

         The Company periodically evaluates the carrying value of its long-lived assets, including goodwill and intangible assets, for impairment. The carrying value of a long-lived asset is considered impaired by the Company when the anticipated undiscounted cash flow from such asset is separately identifiable and less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved or based on independent appraisals.

(i)      Inventories

         Inventories are valued at the lower of cost or net realizable value. Cost includes the purchase cost of products at invoiced value using a first-in first-out method. Net realizable value is determined by reference to the sales proceeds of items sold in the ordinary course of business subsequent to the balance sheet date or to a management estimate based on prevailing market conditions.

(j)      Cash and cash equivalents

         Cash and cash equivalents include cash on hand, demand deposits with banks and liquid investments with an original maturity of three months or less. The book value of cash equivalents approximates their fair value because of the short-term maturity of these instruments.

(k)      Translation of foreign currencies

         The functional currency of the Newly Acquired Subsidiaries was the Renminbi. The financial statements of the Newly Acquired Subsidiaries had therefore not required translation in the preparation of the consolidated financial statements of the Company.

         The functional currency of Tramford and its other subsidiaries is the Hong Kong dollar. The financial statements of Tramford and these subsidiaries are translated into Renminbi using exchange rates in effect at period end, wherever appropriate, for assets and liabilities and average exchange rates during each reporting period for results of operations. Adjustments resulting from the translation of financial statements are reflected as a separate component of shareholders' equity.

 (l)     Marketable securities

         Marketable securities are defined as trading securities under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 115 "Accounting for Certain Investments in Debt and Equity Securities". Marketable securities are stated at market value and unrealised holding gains and losses are reflected in the Statement of Operations.

(m)      Earnings per share

         The Company adopted the provisions of SFAS No. 128 "Earnings per share". This statement establishes guidelines for computing and presenting earnings per share ("EPS") and applies to entities with publicly held common stock or potential common stock. It also requires dual presentation of basic and diluted EPS for all entities with complex capital structures.

                 TRAMFORD INTERNATIONAL LIMITED AND SUBSIDIARIES
                       NOTES TO THESE FINANCIAL STATEMENTS

            (Amounts expressed in thousands, unless otherwise stated)


2        Summary of significant accounting policies (continued)

(n)      Stock options

         The Company applies Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its employee stock options. Under APB Opinion No. 25, because the exercise price of all the options issued by the Company equals or is higher than the market price of the underlying stock on the date of grant, no compensation expense is recognised.

(m)      Recent accounting pronouncements

         The Financial Accounting Standards Board ("FASB") has issued certain pronouncements which are not effective with respect to the fiscal years presented in the consolidated financial statements. These pronouncements are not applicable to the company's operations.

(o)      Appropriations of retained earnings

         In accordance with requirements in the PRC, the Boards of Directors of the Operating Subsidiaries determine on an annual basis the amount of the appropriations to discretionary dedicated capital, which includes a capital reserve fund and a public welfare fund. These funds are not distributable to the shareholders. As of December 31, 2000, there are no such appropriations to dedicated capital.

3        Business acquisition

         As discussed in Note 1, Tramford acquired controlling interests in the Newly Acquired Subsidiaries on July 1, 2001. The purchase price for the acquisition is Rmb18,964. The acquisition was accounted for using the purchase method of accounting. Accordingly, a portion of the acquisition cost has been allocated to the assets acquired and liabilities assumed based upon their estimated fair values at the date of acquisition. The excess of the purchase price over the fair value of net assets acquired was Rmb16,951 and has been recorded as goodwill which is being amortized over 20 years. The amount of goodwill amortization in the year ended December 31, 2000 was Rmb141.

         The  following  unaudited   information   presents  a  summary  of  the
consolidated results of operations of the Company as if the acquisition had occurred at the beginning of the fiscal year for each of the period presented.

                                                        Year ended December 31,
                                                      --------------------------
                                                          1999          2000
                                                           Rmb           Rmb

           Net sales                                    11,865        23,585
           Net income/(loss)                            (1,223)        1,822
           Earnings/(loss) per share (amounts
               in dollars)                               (0.15)         0.26


         These pro forma results have been prepared for comparative purposes only and include certain adjustments such as amortization expense as a result of goodwill. They do not purport to be indicative of the results of operations which actually would have resulted had the combination been in effect on January 1, 1999 or of future results of operations of the consolidated entities.

                 TRAMFORD INTERNATIONAL LIMITED AND SUBSIDIARIES
                       NOTES TO THESE FINANCIAL STATEMENTS

            (Amounts expressed in thousands, unless otherwise stated)


4        Non-operating income

         Non-operating income consisted of the following:


                                                                      Year ended December 31,
                                                          ---------------------------------------------
                                                              1998             1999              2000
                                                          ----------       ----------        ----------
                                                               Rmb               Rmb               Rmb

         Realised and unrealised gains on marketable
          securities                                           916                 -               300
         Bank interest                                       3,418             2,654             3,066
         Other                                                   -               208                 7
                                                          ----------       ----------        ----------

                                                             4,334             2,862             3,373
                                                          ==========       ==========        ==========

5        Income tax provision

         Tramford was incorporated  under the laws of the British Virgin Islands
(BVI), and under current BVI law, is not subject to tax on income or capital gains as it does not carry out business in the BVI.

         The Company's subsidiary operating in Hong Kong acts only as an investment holding company and does not generate assessable profits or incur deductible expenses for Hong Kong profits tax purposes.

         The Company's subsidiaries operating in the PRC are under the tax exemption period and therefore no PRC income tax has been provided for.

                 TRAMFORD INTERNATIONAL LIMITED AND SUBSIDIARIES
                       NOTES TO THESE FINANCIAL STATEMENTS

            (Amounts expressed in thousands, unless otherwise stated)


6        Discontinued operations

(i) Loss from operations of disposed subsidiaries for the periods prior to the date of disposal is analysed as follows:-

                                                                                Year ended December 31,
                                                                           -----------------------------------
                                                                                     1998                1999
                                                                           ---------------     ---------------
                                                                                      Rmb                 Rmb

         Net Sales                                                                 43,080              19,225
         Loss before and after income tax provision                               (37,760)            (14,875)

(ii)     Net assets of discontinued operations are analysed as follows:-


                                                                                                 As at July 2,
                                                                                                         1999
                                                                                               ---------------
                                                                                                          Rmb

         Cash and cash equivalents                                                                      5,354
         Accounts receivable, net of provision                                                         13,115
         Prepayments and other assets                                                                   4,698
         Inventories, net of provision                                                                 11,227
         Furniture, fixtures and office equipment                                                      94,233
         Goodwill, net of amortization                                                                  8,065
                                                                                               ---------------
                                                                                                      136,692

         Less:
         Short-term bank and other loans                                                              (56,262)
         Trade accounts payable                                                                       (38,987)
         Other liabilities and accrued expenses                                                       (18,300)
         Due to a shareholder                                                                          (2,261)
         Deferred taxes                                                                                  (597)
                                                                                               ---------------
                                                                                                     (116,407)

         Net assets                                                                                    20,285
                                                                                               ===============


7        Cash and cash equivalents

         Cash and cash equivalents consisted of time deposits of Rmb42,905 and Rmb29,585 as of December 31, 1999 and 2000 respectively.

                 TRAMFORD INTERNATIONAL LIMITED AND SUBSIDIARIES
                       NOTES TO THESE FINANCIAL STATEMENTS

            (Amounts expressed in thousands, unless otherwise stated)


8        Trade accounts receivable, net

         Trade accounts receivable, net consisted of the following:

                                                                                 December 31,         December 31,
                                                                                         1999                 2000
                                                                              ----------------    -----------------
                                                                                          Rmb                  Rmb
         Trade accounts receivable                                                         -                  307
         Less: allowance for doubtful accounts                                             -                    -
                                                                              ----------------    -----------------
                                                                                           -                  307
                                                                              ================    =================


9        Inventories

                                                                                 December 31,         December 31,
                                                                                         1999                 2000
                                                                              ----------------    -----------------
                                                                                          Rmb                  Rmb

         Merchandise for resale                                                            -                   92
                                                                              ================    =================

10       Due from related parties

         The amounts are due from fellow subsidiaries of the Company and are unsecured, interest-free and have no fixed terms of repayment.

11       Prepaid expenses and other assets

         Prepaid expenses and other assets consisted of the following:

                                                                                 December 31,         December 31,
                                                                                         1999                 2000
                                                                              ----------------    -----------------
                                                                                          Rmb                 Rmb

         Rental and utility deposits                                                       -                  542
         Prepayment for inventories                                                        -                  685
         Funds held in trust by a related company                                     28,000               20,523
         Others                                                                            -                  245
                                                                              ----------------    -----------------
                                                                                      28,000               21,995
                                                                              ================    =================

12       Property, plant and equipment, net

                                                                                 December 31,         December 31,
                                                                                         1999                 2000
                                                                              ----------------    -----------------
                                                                                          Rmb                 Rmb

         Leasehold improvements                                                            -                  805
         Computer equipment                                                                -                2,493
         Furniture, fixtures and office equipment                                        298                1,418
         Motor vehicles                                                                    -                  107
         Less: accumulated depreciation                                                 (298)              (2,240)
                                                                              ----------------    -----------------
                                                                                           -                2,583
                                                                              ================    =================

                 TRAMFORD INTERNATIONAL LIMITED AND SUBSIDIARIES
                       NOTES TO THESE FINANCIAL STATEMENTS

            (Amounts expressed in thousands, unless otherwise stated)


13       Intangible asset

                                                                                 December 31,         December 31,
                                                                                         1999                 2000
                                                                              ----------------    -----------------
                                                                                          Rmb                 Rmb
         Acquisition of network security and server switch technology                      -                4,000

         Less: amortisation                                                                -                 (200)
                                                                              ----------------    -----------------
                                                                                           -                3,800
                                                                              ================    =================

14       Goodwill

                                                                                 December 31,         December 31,
                                                                                         1999                 2000
                                                                              ----------------    -----------------
                                                                                          Rmb                 Rmb

         Arising from acquisitions of subsidiaries (note 19)                               -               16,951

         Less: amortisation                                                                -                 (141)
                                                                              ----------------    -----------------
                                                                                           -               16,810
                                                                              ================    =================

15       Due to a related party

         The amount is due to a fellow subsidiary of the Company and is unsecured, interest-free and has no fixed terms of repayment.

16       Other liabilities and accrued expenses

                                                                                 December 31,         December 31,
                                                                                         1999                 2000
                                                                              ----------------    -----------------
                                                                                         Rmb                  Rmb

         Consideration payable on the acquisition of the Newly Acquired
           Subsidiaries                                                                    -               18,964
         Accrued professional fees                                                     2,973                1,397
         Temporary receipt                                                                 -                1,191
         Accrued salaries and staff benefits                                               -                1,316
         Others                                                                        1,589                3,906
                                                                              ----------------    -----------------
                                                                                       4,562               26,774
                                                                              ================    =================

17       Leases

         Lease rental costs  incurred by the Company for the year ended December
31, 1999 and 2000 amounted to Rmb196 and Rmb1,121 respectively.


18       Earnings/(loss) per share

                                                                                  Year ended December 31,
                                                                         ------------------------------------------
                                                                               1998           1999            2000
                                                                         -----------    -----------    ------------
                                                                                Rmb            Rmb             Rmb

         (Loss)/income available to common shareholders:                   (37,751)          3,281           1,440
                                                                         ===========    ===========    ============

         Shares used in computing basic and diluted earnings per share        8,993          7,906           6,906
                                                                         ===========    ===========    ============

         Earnings/(loss) per share from continuing operations
            - Basic (amounts expressed in dollars)                             0.01         (0.23)            0.21
                                                                         ===========    ===========    ============

         Earnings/(loss) per share from discontinued operations
            - Basic (amounts expressed in dollars)                           (4.20)           0.65             N/A
                                                                         ===========    ===========    ============

                 TRAMFORD INTERNATIONAL LIMITED AND SUBSIDIARIES
                       NOTES TO THESE FINANCIAL STATEMENTS

            (Amounts expressed in thousands, unless otherwise stated)


18       Earnings/(loss) per share (continued)

         In 1998, 1999 and 2000, exercise of the warrants and stock options would have been antidilutive and, therefore, was not considered in the computation of diluted earnings per share.

19       Supplemental cash flow disclosure

         On July 1, 2000, a wholly owned subsidiary of Tramford, Jingle Technology Limited ("JTL"), purchased 100% interests in BHL Networks Technology Co. Ltd. ("BHL"), which holds 76% interest in Beijing BHL Networks Technology Co. Ltd ("BBHL"). The following table summarises non-cash investing and financing activities related to this acquisition:

                                                                             Rmb
         Fair value of assets acquired:

           Cash and cash equivalents                                     794
           Trade accounts receivable, net                                773
           Inventories                                                 1,147
           Due from related parties                                    3,180
           Due from minority shareholders                              4,800
           Prepaid expenses and other assets                           1,321
           Property, plant and equipment, net                            606
           Due to a related party                                     (3,795)
           Other liabilities and accrued expenses                     (2,013)
           Minority interests                                         (4,800)
                                                                  ------------
                                                                           2,013
         Goodwill arising on acquisition (note 14)                    16,951
                                                                  ------------
         Cash consideration payable (note 16)                         18,964
                                                                  ============

         Cash consideration paid as at 31 December 2000                    -
         Less : cash acquired                                            794
                                                                  ------------
         Net cash acquired during the acquisition                        794
                                                                  ============


20       Related party transactions

         As described in Note 1 of these financial statements, the Company sold all its interests in Disposed Subsidiaries to Linyi Industrial and its related company, Shandong Luozhuang Group Company. Apart from this transaction, other transactions and balances with related parties are analysed as follows:-

                                                                                  Year ended December 31,
                                                                         ------------------------------------------
                                                                               1998           1999            2000
                                                                         -----------    -----------    ------------
                                                                                Rmb            Rmb             Rmb

         Transactions with related parties
            Sales                                                                 -              -           8,265
           Purchase of technology (note 13)                                       -              -           4,000
           Interest income                                                        -              -             433
           Rental income                                                        386             46               -
           Rental expense                                                         -            196             267

                                                                              December 31,         December 31,
                                                                                      1999                 2000
                                                                              -------------        -------------
                                                                                      Rmb                  Rmb
         Balances with related parties
           Funds held in trust by a related company                                28,000               20,523
           Due from related parties                                                     -                7,239
           Due to a related party                                                       -                  321

         Apart from the purchase of technology from a minority shareholder, substantially all related party transactions are entered into with fellow subsidiaries of the Company.

                 TRAMFORD INTERNATIONAL LIMITED AND SUBSIDIARIES
                       NOTES TO THESE FINANCIAL STATEMENTS

            (Amounts expressed in thousands, unless otherwise stated)


21       Retirement plans

         As stipulated by the regulations of PRC, the Newly Acquired Subsidiaries are required to make contributions to the retirement plan at rates of 19% of the base salaries of their staff. Contributions made in connection with the plan, which are expensed as incurred, were Rmb95 for the year. The Newly Acquired Subsidiaries have no obligation for the payment of pension benefits beyond the annual contributions described above. The Company does not participate in any retirement plans in the year 1999 and 1998.

22       Movement in share capital

         Changes in share capital of Tramford are analysed as follows:

                                              Common Stock
                                      -------------------------------
                                                                           Additional
                                          No. of             9(par           paid-in
                             Ref          shares            US$0.01)         capital            Warrants          Total
                            ------    --------------    -------------    -----------------    ------------    -----------
                                                                Rmb                 Rmb               Rmb            Rmb

December 31, 1997                        9,044,888              753             190,037             2,911        193,701
                                      --------------    -------------    -----------------    ------------    -----------

January 1, 1998                          9,044,888              753             190,037             2,911        193,701
Purchase of own shares       (d)          (138,700)             (12)             (1,409)                -         (1,421)
                                      --------------    -------------    -----------------    ------------    -----------

December 31, 1998                        8,906,188              741             188,628             2,911        192,280
                                      --------------    -------------    -----------------    ------------    -----------

January 1, 1999                          8,906,188              741             188,628             2,911        192,280
Purchase of own shares       (e)        (2,000,391)            (166)             (4,363)                -         (4,529)
                                      --------------    -------------    -----------------    ------------    -----------

December 31, 1999                        6,905,797              575             184,265             2,911        187,751
                                      ==============    =============    =================    ============    ===========

December 31, 2000                        6,905,797              575             184,265             2,911        187,751
                                      ==============    =============    =================    ============    ===========


         (a) On  October  10,  1996,  a stock  option  plan  was set up to grant options to certain employees and directors of the Company for a maximum of 200,000 shares. The stock option plan provides for a grant of options to employees, officers, directors and consultants of the Company. The stock option plan, which was established in October 1996, is administered by the Board of Directors or a committee appointed by the Board, which determines the terms of option's grant, including the exercise price, the number of shares subject to the option and option's exercisability. The exercise price of all options granted under the stock option plan must be at least equal to the fair market value of such shares on the date of grant. The maximum term of options granted under the stock option plan is 10 years. As of December 31, 1998, no options had been granted under the stock option plan. Pursuant to a board resolution passed on December 28, 1999, 200,000 options were granted to certain directors and officers at an exercise price of US$1.15 each. These options are exercisable within ten years commencing from December 28, 1999. During the year ended December 31, 2000, no other options were issued under this stock option plan. In addition, the Company has authorised the issuance, pursuant to the above stock option plan, of 1,000,000 Class C Warrants to the Company's existing shareholders, employees, officers, directors and consultants. As of December 31, 1998, 1999 and 2000, the Company has not issued any Class C Warrants.

         (b) The Company applies Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its employee stock options. Under APB Opinion No. 25, because the exercise price of all the options issued by the Company equals or is higher than the market price of the underlying stock on the date of grant, no compensation expense is recognised.

                 TRAMFORD INTERNATIONAL LIMITED AND SUBSIDIARIES
                       NOTES TO THESE FINANCIAL STATEMENTS

            (Amounts expressed in thousands, unless otherwise stated)


22       Movement in share capital (continued)

Pro forma information regarding net income and earnings per share is required by SFAS No. 123 "Accounting for Stock-Based Compensation", and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123. The fair value of options granted during the year ended December 31, 1999 was RMB720. The fair value for these options was estimated at the date of grant using a Black-Scholes Option Valuation model with the following weighted-average assumptions for the year ended December 31, 1999; risk-free interest rate of 5.3%; no dividend yield; volatility factor of the expected market price of the Company's common share of 233.5%; and a weighted-average expected life of the option of ten years.

For purposes of pro forma disclosure, the estimated fair value of the options is amortised to expense over the options' vesting period. The Company pro forma information is as follows:

                                                      Year ended December 31,
                                                      -----------------------
                                                           1999         2000
                                                      ----------   ----------
                                                           Rmb          Rmb

         Net income

         As reported                                     3,281        1,440
         Pro forma                                       2,561        1,440

         Basis earnings per share
           (amounts expressed in dollars)

         As reported                                      0.42         0.21
         Pro forma                                        0.32         0.21


Because compensation expense associated with an award is recognised over the vesting period, the initial impact on pro forma net income may not be representative of compensation expense in future years, when the effect of the amortisation of multiple awards would be reflected in the income statement.

         (c) In January 1997, the Company issued 24,800 US$0.01 par value shares at a price of US$5.00 together with a further 13,950 Common Stock Purchase Warrants at US$0.10 per warrant, giving net proceeds of approximately US$109 (Rmb 902).

         (d) Pursuant to a resolution passed on June 23, 1998, the Company announced a buyback program for its Common Stock. For the year ended December 31, 1998, a total of 140,300 shares of Common Stocks were repurchased at an average price of US$1.25 per share. The shares repurchased will be reserved to warrant holders and 1996 option holders, if any, upon the exercise of their rights in future.

         (e) For the year ended December 31, 1999, a total of 46,500 shares of Common Stock were repurchased at an average price of US$0.67 per share. Also the Company received 1,952,291 shares of Common Stock as consideration for the disposal of Jolly Mind (note 1). The shares repurchased will be reserved as treasury stocks.

         (f) For the year ended December 31, 2000, no Common Stock was repurchased by the Company.

                 TRAMFORD INTERNATIONAL LIMITED AND SUBSIDIARIES
                       NOTES TO THESE FINANCIAL STATEMENTS

            (Amounts expressed in thousands, unless otherwise stated)


23       Contingencies and commitments

         The Company had no material contingencies as at December 31, 1999 and 2000. As of December 31, 2000, the aggregate future minimum lease payments under all non-cancelable operating lease are as follows:

                                                                   Rmb
         Year ending December 31,
         2001                                                    1,200
         2002                                                      800
                                                             ----------
                                                                 2,000
                                                             ==========

24       Segment information

         The Group's operations have been classified into two business segments: product sales and rendering of services. Summarized financial information by business segment for 2000 is as follows:

                                                                                Depreciation
                                                Operating     Identifiable               and          Capital
                               Net sales      profit/(loss)         assets      amortisation      expenditures
                               ----------     ------------    ------------    ----------------    -------------
                                     Rmb              Rmb             Rmb               Rmb               Rmb

Year 2000
Product sales                     10,353           (1,565)         19,773               433              6,001
Rendering of services              5,374            1,164           5,634               199                429
                               ----------     ------------    ------------    ----------------    -------------
Total operating segments          15,727             (401)         25,407               632              6,430
Corporate                              -            1,841          34,168               141             16,951
                               ----------     ------------    ------------    ----------------    -------------
Group                             15,727            1,440          59,575               773             23,381
                               ==========     ============    ============    ================    =============


         The Company does not operate in distinguishable segments for the continuing operations during the years ended December 31, 1998 and 1999.

                                 EXHIBITS INDEX

                                    EXHIBIT 8

8. The following is a list of all of the Company's significant subsidiaries, their jurisdiction of incorporation and the names under which they do business, if different from their name.

     ---------------------------------------------------------------------------
     Company                            Jurisdiction      Any other name under
                                                          which they do business
     ---------------------------------------------------------------------------
     Jing Tai Industrial Investment
     Co. Ltd.                           Hong Kong         N/A
     ---------------------------------------------------------------------------
     Jingle Technology Co. Ltd.         BVI               N/A
     ---------------------------------------------------------------------------
     BHL Networks Technology Co. Ltd.   Cayman Island     N/A
     ---------------------------------------------------------------------------
     Beijing BHL Networks Technology
     Co. Ltd.                           PRC               N/A
     ---------------------------------------------------------------------------