Form 20-F
period 2001-12-31
TRAMFORD INTERNATIONAL LTD
filed 2002-07-01
CIK 1027454

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

(Mark One)

|_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

|X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

         FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001

                                       OR

|_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

                             COMMISSION FILE NUMBER

                         TRAMFORD INTERNATIONAL LIMITED
--------------------------------------------------------------------------------
             (Exact name of Registrant as specified in its charter)


--------------------------------------------------------------------------------
                 (Translation of Registrant's name into English)

                             BRITISH VIRGIN ISLANDS
--------------------------------------------------------------------------------
                 (Jurisdiction of incorporation or organisation)

               34TH FLOOR, WEST TOWER, SHUN TAK CENTRE, HONG KONG
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

          Title of each class        Name of each exchange on which registered

                 None                              Not Applicable
       -------------------------     -----------------------------------------

       -------------------------     -----------------------------------------

Securities registered or to be registered pursuant to Section 12(g) of the Act.

                      Common Stock, Par Value US$0.01 each
--------------------------------------------------------------------------------
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

                                      None
--------------------------------------------------------------------------------
                                (Title of Class)


As of June 25, 2002, there were 6,895,697 shares of Common Stock outstanding, with par value of US$0.01 each.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                                                 Yes |X|  No |_|

Indicate by check mark which financial statement item the registrant has elected to follow

                                                        |_| Item 17  |X| Item 18

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

         The selected financial data of the Statement of Operations for the two years in the period ended December 31, 1997 and 1998 and the selected financial data of the Balance Sheet as of December 31, 1997, 1998 and 1999 have been derived from the Company's financial statements prepared in according with U. S. GAAP but not included elsewhere in this Annual Report.

         All financial data included elsewhere in this Annual Report are expressed, unless otherwise stated, in the nearest thousand of Renminbi ("Rmb")

                                                              (Amounts in thousands, except per share data)

                                             -------------------------------------------------------------------------------

                                             Year Ended   Year Ended   Year Ended   Year Ended   Year Ended     Year Ended

                                             December 31, December 31, December 31, December 31, December 31,   December 31,
                                             ------------ ------------ ------------ ------------ ------------   ------------

                                                 1997         1998         1999         2000         2001           2001

                                                 Rmb          Rmb          Rmb          Rmb          Rmb           US$(1)
                                               --------     --------     --------     --------     --------       --------
STATEMENT OF OPERATIONS
DATA:

Operating loss .............................     (7,810)      (4,325)      (4,717)      (2,029)     (13,361)        (1,614)

Non-operating income .......................     10,273        4,334        2,862        3,373        2,555            309

Income/(loss) from continuing
   operations before income
   tax provision ...........................      2,463            9       (1,855)       1,344      (10,806)        (1,305)

Discontinued operations

   Profits/(Loss) from operations
   of disposed subsidiaries ................    (90,166)     (37,760)     (14,875)          --           --

   Gain on disposal of
   subsidiaries ............................         --           --       20,011           --           --

(Loss)/earnings per share ..................      (9.70)       (4.20)        0.42         0.21        (1.32)         (0.16)

Earnings/(loss) per share from
   continuing operations ...................       0.27         0.01        (0.23)        0.21        (1.32)         (0.16)

(Loss)/earnings per share from
   discontinued operations .................     (10.03)       (4.20)        0.65          N/A          N/A            N/A

SUPPLEMENTAL DATA TO STATEMENTS
   OF OPERATIONS

Net sales (2) ..............................     68,754       43,080       19,226       15,727        7,305            882

Cost of goods sold (2) .....................     77,076       42,943       17,680       12,612        5,203            628

Gross Profit/(loss)(2) .....................     (8,322)         137        1,545        3,115        2,102            254

BALANCE SHEET DATA:

Cash and cash equivalents ..................     51,631       45,404       46,803       51,302       54,025          6,527

Total assets ...............................    221,881       74,503       74,803      104,128       93,407         11,285

Long-term debt .............................      2,373           --           --           --           --             --

Shareholders' equity .......................    110,697       71,440       70,241       71,681       62,522          7,554

(1) For the convenience of the reader, translation of amounts from Renminbi ("Rmb") into United States Dollars ("US$") has been made at the noon buying rate in New York City for cable transfer in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2001 of Rmb 8.2766 = $1.00. No representation is made that the Renminbi amounts could have been, or could be, converted into United States Dollars at that rate or at any other certain rate. The table set forth the average, high, low and period-end noon buying rate between the Rmb and the U.S. dollar (in Rmb per U.S.dollar) is set out in Item 10 (D). The Renminbi is not freely convertible into foreign currencies. The China government has instituted a single regulated floating exchange rate system principally based on market supply and demand. Under this system, a nationwide inter-bank foreign exchange banks where Renminbi can be converted into foreign currencies subject to prior approval from the China State Administration of Exchange Control.

(2) Net sales, cost of goods sold and gross profit/(loss) for each of the three years in the period ended December 31, 1999 refers to that of Linyi Baoquan Bathtub Company Limited ("Baoquan") and Linyi Xinhua Building Ceramics Company Limited ("Xinhua") disposed in July 2, 1999. Baoquan and Xinhua are hereinafter referred to, collectively, as the "PRC Operations"). Net sales, cost of goods and gross profit/(loss) for each of the two years in the period ended December 31, 2000 and 2001 refers to that of the BHL Networks Technology Co. Ltd. ("BHLNet") and Beijing BHL Networks Technology Co. Ltd. ("BBHL") acquired in June 30, 2000. BHLNet and BBHL are hereinafter referred to, collectively, as the "Newly Acquired Operations".

(3) Readers may refer to Item 4 (A) - "Information of the Company" to obtain additional information of the change of business of the Company in 2000.

B.       CAPITALIZATION AND INDEBTEDNESS.

         Not Applicable.

C.       REASONS FOR THE OFFER AND USE OF PROCEEDS.

         Not Applicable.

D.       RISK FACTORS.

         Certain risks associated with your investment in our common stock are described below. These risks and other additional risks not presently known to us or that we deem immaterial may impair our business operations and could materially adversely affect our business, operating results and financial condition and could result in a complete loss of your investment. You should carefully consider the risks described below and other information in this annual report before deciding to invest in Tramford International Limited.

         WE HAVE LIMITED EXPERIENCE IN MANAGING OUR NEW BUSINESS IN A NEW AND HIGHLY COMPETITIVE MARKET.

         Prior to the acquisition of our new business in June 2000, we were engaged in manufacture of enameled steel and cast iron bathtubs and ceramic wall tiles. Accordingly, we have had a limited experience in establishing and managing the new business. Besides, we are subject to all of the risks, uncertainties, expenses, delays, problems and difficulties frequently encountered in the establishment of a software and technology business on the Internet which is generally characterized by intense competition.

         The potential competitors may come from:

         - competitors who have greater financial and marketing resources and greater name recognition;

         - competitors have better definition in their products and have selected better market position for their entry;

         - providers of Chinese language Internet tools and services who are acquired by, receive investments from or enter into other commercial relationships with large, well-established and well-financed Internet, media or other companies.

         - the large global competitors after the opening of market by China as a result of its participation into the World Trade Organisation (the "WTO").

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

         - product upgrading or updating progress by us or our competitors;

         -        the mix of products sold;

         -        the price changes of us and our competitors;

         - the general economic condition and development trends in the computer industry of China;

         -        our research and development and marketing abilities;

         -        the acquisition costs of technology or businesses;

         - fluctuation in subsidiaries' expenditure levels related to its efforts to build brand awareness and establish with various Internet companies;

         - the effectiveness of our distribution channel and our mix of operating and non-operating income;

         - employee wages pressure arising from increased competition for skilled employees; and

         - extraordinary costs incurred for acquisitions or any reductions in forces.

         These facts make predicting revenues more difficult. Although we believe more contracts will be entered into in future, there is no assurance that these contracts can be successfully signed, or even successfully signed, we may not control our costs effectively. The operating results would be adversely materially affected in case the contracts are not successfully signed and costs are not effectively controlled.

         THERE ARE RISKS OF EMPLOYEE RETENTION AND NEW EMPLOYEE ASSIMILATION

         Many of our employees are located in areas and have skills in fields where there is high worker mobility and work force turnover. The departure of a large number of our employees or a meaningful number of key non-executive employees, or additions of new employees can be disruptive and could materially adversely impact our business, including our ability of new products development, existing products upgrading and products sales and marketing. Competition for these employees is intense and is expected to remain so for the foreseeable future. We have seen upward pressure on wages as a result of this intense competition for employees, which could cause an increase in our operating expenses. We expect to rely, and will continue to rely, on a number of key technical and management employees. If any of our key employees leave, our business, results of operations and financial condition could suffer.

         Our success also depends in large part upon the continued contributions of Li Xiao Hong, our Chairman of the Board and President, and Jiang Xinhao, our Chief Executive Officer. The loss of their services or the services of certain other key employees could have a material adverse effect on our business and prospects.

         WE ARE SUBJECT TO RISK OF HACKERS' ATTACKS

         Following the increase in computer crimes in China, computer hackers may create viruses to sabotage or otherwise attack our products. Although no such event has occurred or discovered to date, the adverse impact arising from any virus sabotage or attacks cannot be ignored. If sabotage or attacks on our products do happen, our customers' computer systems could be seriously damaged. Consequently, our business will be adversely impacted as a result of damaged professional image.

         RISKS OF ACQUISITION OF NEW BUSINESS, PRODUCTS AND TECHNOLOGIES

         Our industry has experienced, and is expected to continue to experience, a significant amount of consolidation. It is one of our growth strategies to acquire or make investments in complementary companies, products and technologies in future.

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

         Besides, our acquisitions are accounted for under the purchase method of accounting. We expect we will experience significant charges related to the amortization of purchased technology and goodwill if more acquisitions are completed in future periods. In addition, if we later determine that this purchased technology and goodwill is impaired, we will be required to take a significant non-recurring charge to earnings when occurred.

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

         Our product development efforts are impacted by the adoption or evolution of industry standards. For example, no uniform industry standard had developed in the market for encryption security products. As industry standards are adopted or evolve, we may have to modify existing products or develop and support new versions of existing products. In addition, if no industry standard develops, our products and our competitors' products could be incompatible, which could prevent or delay overall development of the market for a particular product. If our products fail to comply with existing or evolving industry standards in a timely fashion, our business, results of operation and financial condition could materially and adversely affected.

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

         WE WILL SUFFER IF THE MARKETS EVOLVE OUT OF OUR ANTICIPATION

         The markets for network management and network security products are evolving, and their growth depends upon broader market acceptance. Although the number of networks has increased dramatically in China, the network management and network security markets continue to be emerging markets. These markets may not continue to develop or may not develop rapidly enough to benefit our business significantly. In addition, there are a number of potential approaches to network management and network security, including the incorporation of management and security products into network operating systems. Therefore, even if network management and network security tools gain broader market acceptance, potential purchasers may not select our products. To the extent that either the network management or network security market does continue to develop, we expect that competition will increase.

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

         THERE MAY BE NEED FOR ADDITIONAL FINANCING

         The Company is currently intending to strengthen our marketing effort in order to increase the customers' awareness. Besides, the growth strategy of us also involves continuous cash injection, particularly when we are failed in settling the consideration of acquisitions by shares. There may result in shortage of cash in the future of the Company which will cause the Company to seek additional financing sooner than anticipated. No assurances can be given that such financing would be available on terms satisfactory to us, if at all. If we need to pay higher than anticipated cost for additional financing, the results of the Company would be materially adversely affected.

         WE DO NOT INTEND TO PAY DIVIDENDS

         The future payment of dividends is within the discretion of the Board of Directors. The Board does not intend to declare any dividends in the foreseeable future, but instead intends to retain all future earnings, if any, for use in our business operations.

         WE ARE SUBJECT TO JOINT VENTURE RISKS

         Our joint venture agreements provide for an initial term of 50 years. In the event the term of the joint venture agreements is not extended, the joint ventures will be dissolved and liquidated pursuant to the provisions of the applicable law and the applicable joint venture agreement. In addition, joint ventures may be terminated prior to the expiration of the joint venture agreement upon the occurrence of certain events, including without limitation, the inability of the enterprise to conduct its business due to financial losses or a breach of the joint venture agreement by one of the parties.

         WE EXPECT THE VOLATILITY OF OUR STOCK PRICE WILL CONTINUE

         Our stock price was volatile and ranged from a per-share high of US$0.44 to low of US$0.188. On May 14, 2002, the per share closing price for common stock was US$0.22. Announcements and our ability to meet the expectations of investors with respect to our operating and financial results may contribute to current and future stock price volatility. It is a general situation in the United States, even currently there existed no such litigation, following periods of volatility in the market price of a company's stock, securities class action litigation has often been instituted. Any litigation, if instituted, could cause substantial costs incurred and the diversion of management's attention and resources.

         WE ARE SUBJECT TO RISKS RELATING TO THE CHINA INTERNET MARKET

         The China Internet industry is a developing market and has not been proven as an effective commercial medium. The market for Internet services in China is a new development and the Internet is an unproven medium. Although a substantial portion of our business is related to the consulting services provided to government authorities and educational institutions who are continuously encouraged by the government to computerise, the success of our services remains dependent upon the increased use of the Internet. Critical issues concerning the commercial use of the Internet in China and Asia such as security reliability, cost, ease of deployment, administration and quality of service may affect the adoption of the Internet to solve business needs.

         OUR BUSINESS MAY BE ADVERSELY AFFECTED BY CHINESE GOVERNMENT REGULATION OF INTERNET COMPANIES.

         China has begun to regulate its Internet sector by making pronouncements or enacting regulations regarding the legality of foreign investment in the Chinese Internet sector, the existence and enforcement of content restrictions on the Internet and the availability of securities offerings by companies operating in the Chinese Internet sector. There are substantial uncertainties regarding the proper interpretation of current and future Chinese Internet laws and regulations. Although we believe and have been advised that many current regulations will not apply to us, we cannot assure you that existing or future regulations will be interpreted differently.

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

         Besides, the interpretation and application of existing Chinese laws and regulations, the stated positions of the MII and the possible new laws or regulations have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, Chinese Internet businesses. Accordingly, it is possible that the relevant Chinese authorities could, at any time, assert that any portion or all of our existing or future ownership structure and businesses violates Chinese laws and regulations. It is also possible that the new laws or regulations governing the Chinese

Internet sector that may be adopted in the future will prohibit or restrict foreign investment in, or other aspects of, any of our current or proposed businesses and operations.

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

         WE ARE SUBJECT TO RISKS RELATING TO OPERATING A BUSINESS IN CHINA

         CHINA'S ENTRY INTO THE WTO. Following the approval of China's entry into the WTO recently, China formally became a member of this global trade system. Although China has been reducing tariff levels over the past several years, entry into the WTO will require China to further reduce tariffs and eliminate other trade restrictions. While China's entry into the WTO and related relaxation of trade restrictions may lead to increased foreign investment, it may also lead to increased competition in China's markets from international companies and the impact of which on China's economy and our business would remain uncertain.

         CHINESE GOVERNMENT CONTROLS THE CONVERSION OF THE CHINESE CURRENCY, THE RENMINBI. We must rely on the Chinese government's foreign currency conversion policies, which may change at any time, in regard to our currency exchange needs. We receive a substantial portion of our revenues in Renminbi which is not freely convertible into other foreign currencies. In China, the government has control over Renminbi reserves through, among other things, direct regulation of the conversion of Renminbi into other foreign currencies and restrictions on foreign imports. Although foreign currencies which are required for "current account" transactions, such as the payment of dividends to shareholders to foreign invested enterprises such as ourselves, can be bought freely at authorized Chinese banks, the proper procedural requirements prescribed by Chinese law must be met. At the same time, Chinese companies are also required to sell their foreign exchange earnings to authorized Chinese banks and the purchase of foreign currencies for capital account transactions still requires prior approval of the Chinese government. This type of heavy regulation by the Chinese government of foreign currency exchange restricts certain of our business operations and a change in any of these government policies, or any other, could further negatively impact our operations.

         THE VALUE OF THE RENMINBI MAY BE OR MAY BECOME MORE VOLATILE AND MAY DEVALUE AGAINST FOREIGN CURRENCIES IN WHICH WE DO BUSINESS, INCLUDING U.S. DOLLARS. Although the Renminbi/United States dollar exchange rate has been relatively stable since 1994 and we are confident of keeping the exchange risk at its lowest level due to the existing major assets of the Company is cash kept in foreign currencies, we can give no assurance that this exchange rate will not become volatile again or that the Renminbi will not devalue further against the United States dollar. We currently do not engage in any hedging activities in order to minimize the effects of exchange rate risks, the exchange rate fluctuations may adversely affect our financial performance.

         POLITICAL AND ECONOMIC DEVELOPMENTS AFFECTING HONG KONG

         Our executive office is located in Hong Kong. Accordingly, we may be materially adversely affected by factors affecting Hong Kong's political situation and its economy or in its international political and economic relations. Under the Sino-British Joint Declaration the agreement that governs the ceding of Hong Kong to China, the government of China exercises sovereignty over Hong Kong effective July 1, 1997 through a Hong Kong Special Administrative Region established pursuant to Article 31 of the constitution of China. China has agreed that:

      - Hong Kong's current social and economic system will remain largely unchanged for the ensuing 50 years, with the Special Administrative Region to be administered by local inhabitants under the PRC's "Basic Law,";

      - the laws currently enforced in Hong Kong will remain largely unchanged and foreign investment will be protected by the law. There can be no assurance that, even it is well adopted in the past few years, the Basic Law will be adopted in its present form will not be changed in the future or that any such changes would not be given retroactive effect. Accordingly, future political developments could make it impractical, inefficient or impossible for us to conduct business in or from Hong Kong.

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

ITEM 4.  INFORMATION ON THE COMPANY

         Some of the statements contained in this annual report contain forward-looking information within the meaning of the PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. These statements are found in Item 3, this Item 4, Item 5 and other sections in which the future prospects of the Company are discussed. These statements include information concerning:

         o        growth and operating strategy,

         o        liquidity and capital expenditures,

         o        the Company's financing plans,

         o        industry trends, and

         o        payment of dividends.

         You can identify these statements by forward-looking words such as "expect", "believe", "goal", "plan", "intend", "estimate", "may", "can", "could", "will" and "would" or similar words. These forward-looking statements involve known and unknown risks, uncertainties and other factors, including those described in Item 4 and elsewhere in this annual report that could cause our actual results to differ materially from those anticipated in these forward-looking statements.

A.       HISTORY AND DEVELOPMENT OF THE COMPANY.

         The Company was incorporated as an International Business Company under the laws of the British Virgin Islands ("BVI") in September 1995. The Company previously owned, through its wholly owned subsidiaries, Jing Tai Industrial Investment Company Limited ("Jing Tai") and Jolly Mind Company Limited ("Jolly Mind"), both Hong Kong companies, 95% equity interests in each of Linyi Baoquan Bathtub Company Limited ("Baoquan") and Linyi Xinhua Building Ceramics Company Limited ("Xinhua")(collectively, the "PRC Operations"). The PRC Operations are Sino-foreign equity joint ventures incorporated under the laws of China. A wholly owned subsidiary of Jing Tai, Beijing Taigong Sanitary Wares Company Limited ("Taigong"), was also incorporated in Beijing in 1997 under the laws of China as our administrative and sales support office of the PRC Operations.

         Pursuant to certain sales and purchases agreements entered into among Jing Tai, Shandong Linyi Industrial Enamel Joint Stock Company ("Linyi Industrial"), Jolly Mind and Shandong Luozhang Group Company ("Shandong Luozhang"), on July 2, 1999, the Jing Tai's interest in the PRC Operations were disposed of through the sale by Jing Tai of its 60% interests in each of Baoquan and Xinhua to Shandong Luozhang in cash consideration of Rmb28 million.

         Pursuant to a Share Purchase Agreement dated July 2, 1999 entered into between the Company and Linyi Industrial, the Company sold all of its interest in Jolly Mind, which owns a 35% interest in each of Baoquan and Xinhua, to Linyi Industrial in consideration of 1,952,291 shares (the "Consideration Shares") of Common Stock of the Company.

         In January, 2000, Taigong applied for a voluntary dissolution which was approved in March, 2000.

         On June 30, 2000, the Company's wholly owned subsidiary, Jingle Technology Co., Ltd., entered into an agreement with China Internet Technology Co., Ltd. ("China Internet") and Great Legend Internet Technology and Service Co., Ltd. ("Great legend") to acquire the entire outstanding shares of BHL Networks Technology Co. Ltd. ("BHLNet"), a company incorporated under the laws of the BVI, which owns a 76% interest in Beijing BHL Networks Technology Co. Ltd. ("BBHL"), a company incorporated under the laws of China. BHLNet and BBHL are hereinafter referred to, collectively, as the "Newly Acquired Operations"

         The Company's registered office is located at P.O. Box 71, Craigmuir Chambers, Road Town, Tortola, BVI. Only corporate administrative matters are conducted at this office, through the Company's registered agent, HWR Services Limited. The Company's principal executive office is located at 34th Floor, West Tower, Shun Tak centre, 200 Connaught Road Central, Hong Kong.

B.       BUSINESS OVERVIEW.

         COMPANY OVERVIEW

         The Company was transformed to a network technology service company after our acquisition in 2000. Our new business focuses on the network security and related software development. Our long-term goal is to maximise the value of the Company and thus the shareholders' value, with short-term operating strategy as a leading and pioneering technology company with growing and expanding capability. We emphasis innovation, reliability, flexibility and efficiency to ensure high degree of advancement in technology and commercialisation of research results. We believe the existing market preference of local products and services, the governing regulations and our technological advancement will create an ample market opportunity for our success.

         Upon the acquisition, we positioned ourselves as a provider of system integration services, network security and network management solutions. With limited investment in research and development at the initial stage, which is caused by our difficulties in recruiting qualified staff and our reliance on shift of mature technologies from the Institute of Computing Technology ("ICT"), the products of us are as general as that provided by other competitors. In 2001, we changed our business focus to self-developed security software. We've experienced a year of change in product development, marketing strategy and management team in 2001.

         PRODUCT DEVELOPMENT

         The Company experienced a period of inadequate effort invested in research and development of products when we first entered into our new business. In 2001, we recognised this weakness and reinforced our efforts in research and development. Our achievements on product development in 2001 included: -

         - Developing and upgrading the purchased technology to extend the industrial coverage;

         - Extending the applicability of our products in different platforms and operating systems; and

         - Self-developing the Intranet/Internet Physical Separation Security Solution ("IPSSS") and obtaining all necessary approvals and certifications from the State Security Bureau and other related government authorities.

         Our different mix of products available can now meet different customer demands. As a result of the new product development listed above, we believe we have well positioned ourselves to furtherextending to more industrial sectors than before.

         MARKETING STRATEGY

         The Company's limitations in expanding the security market in 2000 included: -

         -        the absence of a lead product;

         - limited market recognition in the security industry due to limited history; and

         - inappropriate allocation of resources into system integration sector which actually we are hard to compete with our competitors who had longer operating history and better financial support.

         The Chinese security market is still an infant market, which is characterised by:

         - no unique standards established but the security issue is widely concerned throughout the whole country, especially in the central government level;

         - the purchase of security products by the customers is particularly careful in order to minimize their costs and risks at the same time;

         In 2001, we changed our target market to government authorities. Accordingly, we changed our sales and marketing strategy as follows: -

         - the cancellation of our agency relationship with overseas' security software suppliers and reemphasised on our self-developed products;

         - organised exhibitions and forums with the government authorities to increase the awareness of our customers towards the security and its sensitivity to their operations;

         Through our new strategy, our achievements included: -

         - the establishment of good working relationship with the government authorities from our highly regarded reputation from our unique products and services; and

         - the State Security Bureau has agreed to work with us to publishmedia materials to introduce and advocate the security concept. The materials will be delivered to all government authorities which allowed us a chance to promote our image and thus, we believe, extending our network to all government authorities at the minimal cost;

         MANAGEMENT TEAM

         Starting in 2000, we have been reorganizing our departments and reengineering our working procedures to enhance efficiency of the Company. Our efforts include the recruitment of a new general manager and a new research and development manager. Recently, we have also recruited a manager specializing in the application software to extend our product coverage to different industries, including the banking industry and the army. The new team was characterised by:
-

         - young professionals who have been engaged in the security industry for a long-time since their university studies; and

         - have good relationships with the existing users of security products and this has helped keep us abreast of market needs;

         After the reorganization, the operation was improved. Our new contracts signed in the first quarter of 2002 are more than double of that of last year. We expect the situation will continue in 2002.

         BUSINESS STRATEGY

         Tramford intends to achieve our business goal primarily through the following strategies:

         CAPITALIZE ON THE STRENGTHS OF THE ESTABLISHED GOODWILL

         Our Newly Acquired Operations had, prior to our acquisitions, established recognised goodwill in the market in previous years. The Company will continue capitalising on the historically established well-known brand and good relationships with customers to further expand the market share.

         CAPITALISE ON THE STRENGTHS OF BEIJING HOLDINGS

         Beijing, being the capital of China, is a base for headquarters of large local and overseas enterprises and government bureaus. Beijing Holdings, the controlling shareholder of the Company, is the sole window company of the Beijing Municipal Government established in Hong Kong. Since its incorporation in 1979, it had established long-term and good relationships with majority of local enterprises and government bureaus, which, we believe, can directly contribute to our future business development. Mr. Li Xiao Hong, the Board Chairman and the president of the Company and also the Deputy General Manager of Beijing Holdings, has agreed to utilise his extensive relationships with the senior management of these potential customers when expanding business by the Company in future. Besides, Mr. Li Xiao Hong also represents Beijing Holdings to promise the unconditional support to the Company in our future development.

         The Company believes Beijing Holdings's specific background will help developing our business faster than our competitors in future.

         CAPITALISE ON THE STRENGTHS OF THE ICT

         The ICT is a shareholder of BBHL. The ICT, an institution of the Chinese Academy of Science ("CAS"), is well recognized in China and globally in terms of its academic reputation and is specializing in research and development of high-performance computer systems. The mission of the ICT is "Invigorate China through Science and Education". The research of the ICT is divided into fundamental research, key technology research and application research. These researches supplement each other and work in coordination to undertake national tasks for providing key technology of the national economy and the people's livelihood and to transform research results into high technology products to meet the market needs. Management of the ICT highly appreciate the cooperation with Beijing Holdings and the Company. They have authorised the priority usage right to the Company of their latest research results.

         The Company believes the support from the ICT is a strong backbone of our technology. We can launch new products fast than other participants at a minimum research and development costs incurred, and thus, higher margin can be obtained.

         DEVELOPING NEW PRODUCTS AND PROJECTS

         Our products, particularly the IPSSS, are well accepted by the high security sensitive customers such as the government bureaus, medium to large corporations and universities. Our physical separation software, developed based on the technique transferred from the ICT, helps protecting the intranet from the possible attacks through the Internet and selectively categorizing and collecting information from the Internet at the same time. The product is well accepted by the government bureaus such as the Press Office of the State Council and the Beijing TV.

         In view of the success, the Company will focus on the research and development of new network security software and technology for the China market to cater for the demand of network security products in China. We will further repackage our existing leading technologies into ready for sale products. With the continuous transfer of advanced scientific research results from the ICT, we believe the variety of products can be increased and the market demand can be best fitted. Our focuses in the coming year will be data encryption and secure channel, information management platform based on security server, database management tools and built-in visual information interface and exchange system.

         Reliability and easy management will be the characteristics of our products in future, in order to fit the generally lower level of network knowledge of the customers in China. We believe our customers can use them efficiently and effectively through simple training, which, we believe, can further promote the brand name of us.

         CHANGE OF BUSINESS FOCUS FROM SYSTEM INTEGRATION TO SOFTWARE
DEVELOPMENT

         In view of the lower profit margin of the system integration service, the Company shifts our resources to research and development of high performing network security software. With the assistance by and the cooperation with the ICT, the Company believes our product and technology can always stand at the leading position, thus can generate the highest level of profit when competition is still rare at this moment.

         The purpose of this change is to maximise the profit of the Company, to secure a constant inflow of cash to support the development of the Company. As a pioneer of the industry, we believe, even the profit margin of Chinese software market may reduce in the coming year as a result of keen competition, a relatively higher profit margin of network security product, especially that provided by us, can remain stable due to: -

1.       increased usage of localised network security software;

2. increased consciousness of network security by the advocating of the government;

3. most of the competitors are small sized companies with no more than 50 staffs and they are usually engaged as agents of finished low-end products such as firewall and anti-virus software.

         We believe our focus on the server based product causes us relatively unique. There existed very few competitors, or even the competitors provide the same products, we focus on different target customers. Some of them focus on petroleum industry or finance and banking industry but our good relationships with Beijing Holdings secures our solid base of government customers. The Company will penetrate into other industry but we have not yet confirmed our marketing plan.

         MERGER AND ACQUISITION

         The Company believes we can expand the market share and diversify our products and services to different industries by merging with and acquiring certain leading companies in the industries they serve. Our ability to maintain our competitiveness will depend largely on our ability to enhance the existing products, to develop and acquire new products and to develop and integrate the acquired products. The Company also believes that, due to adequate fund retained by the Company, there is no need to raise additional equity or loans to finance our acquisitions, if any, in the foreseeable future.

         DESCRIPTION OF PRODUCTS AND SERVICES

         Our products focus on three important areas of Internet application: network security, network management and e-business software development. We are focusing our effort in building a line of complementary network security and network management solutions. Except the e-business software development is separately performed in the Zhuhai Branch, for reason of easy access, fast reaction and better communications to our Hong Kong customers, the network management and network security products will complement each other in order to provide a full range services to our customers. We usually provide solutions to our customers which include the design, installation, testing, consulting and training services.

         NETWORK SECURITY, which primarily include the IPSSS, Secure Channel, Secure Server and the Secure Suite CA V1.1 Certified Service System. These products are currently mostly sold to the government authorities and universities. We believe the potential of which is growing as the trend of using locally developed software by enterprises in China is increasing.

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

         The following table sets forth as of May 30, 2002, (i) all persons known to the Company to be the owner of more than ten percent of the Company's Common Stock and the Common Stock owned by the officers and directors as a group.

        Common Stock     Beijing Holdings                              2,548,730     36.96%
                         34th Floor, West Tower, Shun Tak Centre,
                         200 Connaught Road Central, Hong Kong.          (2)

        Common Stock     China C & Y International                     1,694,915     24.58%
                         Holdings Limited ("China C & Y")
                         19/F., Wing On House,                           (3)
                         71 Des Voeux Road Central, Hong Kong.

        Common Stock     CMEC Ceramics Holdings Limited ("CMEC")        974,576      14.13%
                         34th Floor, West Tower, Shun Tak Centre,
                         200 Connaught Road Central, Hong Kong.          (2)

        Common Stock     Oriental Patron China                          849,576      12.32%
                         Investment Limited ("Oriental Patron")
                         42/F., COSCO Tower,                           (2)(4)
                         183 Queen's Road Central, Hong Kong.

        Common Stock     All officers and directors                    6,067,797     87.99%
                          As a group (four persons)
                                                                      (2)(3)(4)

(1) Unless otherwise noted, the Company believes that all persons named in the table have sole voting and investment power with respect to all shares of Common Stock beneficially owned by them.

(2) CMEC was previously owned by CMEC-GE Capital China Industrial Holding Limited. Pursuant to a sale and purchase agreement dated June 30, 2000, Beijing Holdings acquired the entire interest of CMEC. Pursuant to another sale and purchase agreement entered into between Beijing Holdings and Oriental Patron on April 19, 2002, Oriental Patron's entire interests in the Company will be sold to Beijing Holdings. The expected completion date of the transaction is May 31, 2002. Subsequent to the completion, Beijing Holdings will in aggregate hold 63.32% beneficial ownership of the Company. Mr. Li Xiao Hong is the Deputy General Manager of Beijing Holdings and therefore he may be deemed to beneficially own the shares of Common Stock owned by Beijing Holdings. Mr. Li disclaims any beneficial interest in the shares of Common Stock owned by Beijing Holdings. In addition to Mr. Li, the Beijing Municipal Government of the PRC, the principal shareholder of Beijing Holdings, may be deemed to beneficially own the shares of Common Stock owned by Beijing Holdings.

(3) China C&Y is owned by various investors, none of which owns more than a 5% equity interest in or otherwise controls such corporation. No person has been nominated by China C&Y as a director of the Company. Pursuant to a sale and purchase agreement dated April 30, 2002,

         China C&Y's entire interests in the Company will be sold to China Internet and Great Legend. The transaction is expected to be completed on June 30, 2002. Subsequent to the completion, China Internet and Great Legend hold, respectively, 17.21% and 7.37% beneficial ownership of the Company.

(4) Zhang Gaobo, a Director of the Company, is Managing Director of Oriental Patron and therefore he may be deemed to beneficially own the shares of Common Stock owned by Oriental Patron. Mr. Zhang disclaims any beneficial interest in the shares of Common Stock owned by Oriental Patron. In addition to Mr. Zhang, Oriental Patron Holdings Limited and Oriental Patron Asia Limited, the principal shareholders of Oriental Patron, may be deemed to beneficially own the shares of Common Stock owned by Oriental Patron. Pursuant to a sale and purchase agreement,

         SIGNIFICANT SUBSIDIARIES

         The Company owns 100% interest in Jing Tai. Jing Tai was previously the holding vehicle of the 60% interest in each of Baoquan and Xinhua, subsidiaries engaged in bathtub and ceramic tiles business. Since the disposals of Baoquan and Xinhua in 1999, Jing Tai became the cash management vehicle of the Company, holding the foreign currencies of our cash assets in Hong Kong.

         The Company owns 76% interest, through BHLNet, a wholly owned Cayman Island incorporated subsidiary, in BBHL, an equity joint venture incorporated in China. BHLNet is wholly owned by Jingle, a wholly owned subsidiary of the Company incorporated in the BVI. BHLNet and Jingle are investment-holding vehicles. All principal activities of the Company are done through BBHL in China.

         BBHL is specialized in network technology. With network security and information security technology and support software as its main engagement, the company has established its brand image with specialized technology, system products and comprehensive service. The principal technology of the company include: accreditation and encryption, coding, information protection and testing, network security technical standard and related technology as well as products and solutions in the aspect of network information processing.

         An illustration of the Company's structure is as follows: -

                               [GRAPHIC OMITTED]

D.       PROPERTY, PLANTS AND EQUIPMENT.

         The Company shares its office, free of charge, from Beijing Holdings, the controlling shareholder, which is situated at 34th Floor, West Tower, Shun Tak Centre, 200 Connaught Road Central, Hong Kong. Jing Tai, Jingle and BHL Networks are situated at the same office of the Company.

         BBHL leases its office at 8th Floor, Anhua Development Building, No. 35, Anding Street, Chaoyang District, Beijing, 100029, China at a monthly rent of Rmb 88,870 for a period of two years commencing from September 23, 2000. In December 2001, we've terminated approximately half of the rental area to reduce the rental expenses in 2002

         The Company's principal fixed assets is computer equipment. As at December 31, 2001, the total net book value of the computer equipments amounted to approximately Rmb 1 million, which represented 66.75% of the total fixed assets of the Company.

         The Company believes that the physical facilities are adequate to conduct the Company's business during the next 12 months.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

         MANAGEMENT'S DISCUSSION AND ANALYSIS

         The following discussion of the financial condition and results of operations should be read in conjunction with the consolidated financial statements and related notes thereto. The following discussion contains certain forward-looking statements that involve risk and uncertainties. Our actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include, but are not limited to, risks and uncertainties related to the need for additional funds, the rapid growth of the operations and our ability to operate profitably in future.

         All financial data referred to in the following management's discussion has been prepared in accordance with U.S. GAAP. Results of operations for the years ended December 31, 1999, 2000 and 2001 refers to the audited consolidated results of the Company for the years ended December 31, 1999, 2000 and 2001. The results of operations for the year ended December 31, 1999 incorporate the results of the PRC Operations up to July 2, 1999, the effective date of its disposal. The results of operations for the year ended December 31, 2000 incorporate the results of the Newly Acquired Operations since July 1, 2000, the effective date of its acquisition.

         The Company believes the following critical accounting policies may affect its judgments and estimates used in the preparation of this consolidated financial statements: -

         REVENUE RECOGNITION. Revenue for product sale is recognized upon the title of the good passed to the customer. Should the contract include product sale together with the installation service, revenue is recognized after the successful installation of the product, which is evidenced by a completion certificate signed by the customer. Revenue from rendering of service is charged on a monthly basis, which is based on contracted professional fee multiplied by number of staff assigned to the project. Number of professional staff required is usually determined two months in advance according to the progress of the project managed by our customers.

         SOFTWARE DEVELOPMENT COST. The Company follows the suggested accounting treatment of the FASB 2 "Accounting for Research and Development Costs" to account for the research and development costs. Costs that are related to the conceptual formulation and design of licensed programs are expensed as research and development costs in the consolidated income statements. The Company will capitalize the direct costs attributable to the research and development of software as assets during the period commencing from the establishment of technical feasibility of the licensed program and ending when the products are generally released to the market for sale. Capitalized costs will be amortized over the lesser of the amount computed based on the estimated revenue distribution over the products' revenue-producing lives, or the straight line method, and is applied over periods ranging up to two years, starting from the year when the product is released to the market. Accordingly, a total of Rmb 0.2 million was capitalized in the year ended December 31, 2001 (the "2001 Period"). No amortization was charged to the consolidated income statements in the 2001 Period as the product is still under development at the end of the year.

         AMORTIZATION OF GOODWILL AND INTANGIBLE ASSETS. The Company periodically reviews and evaluates the amortization policy of goodwill and intangible assets, with reference to the lives of techniques acquired, the acceptance of the products by the market, the policies adopted by other companies in the same industry and the estimated future economic benefits generated by the products. Impairment loss will be recognized in the consolidated income statements if the anticipated undiscounted cash flow from these assets is less than its carrying value. In the 2001 Period, the Company performed a review of the amortization period and had reassessed the amortization period of goodwill and intangible assets from twenty years and five years to, respectively, five years to three years. The revised accounting estimates had been adopted prospectively from January 1, 2001 and the effect to the change was to increase amortization charge for the 2001 Period by, respectively, Rmb 2.9 million and Rmb 0.7 million.

         IMPAIRMENT OF LONG-LIVED ASSETS. The Company periodically evaluates the carrying value of its long-lived assets, including property, plant and equipment, goodwill and intangible assets, for impairment. The carrying value of a long-lived asset is considered impaired by the Company when the anticipated undiscounted cash flow from such asset is separately identifiable and less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved or based on independent appraisals .

A.       RESULTS OF OPERATIONS

         The following table presents selected statement of operations data expressed as a percentage of net sales for the years ended December 31, 1999, 2000 and 2001.

                                               1999        2000          2001
                                             --------    --------      --------

Net sales.................................    100.0%      100.0%        100.0%


Cost of goods sold........................     92.0%       80.2%         71.2%

Gross profit..............................      8.0%       19.8%         28.8%

General and administrative expenses.......     24.5%       32.7%        211.7%

Non-operating income......................     14.9%       21.4%         35.0%

Income/(loss) from
   continuing operations..................      9.6%        8.5%       (147.9%)

Loss from operations of disposed
   subsidiaries...........................     77.4%        0.0%          0.0%

Gain on disposal of subsidiaries..........    104.1%        0.0%          0.0%

Net income/(loss) for the year............     17.1%        9.2%       (125.1%)

YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

         NET SALES. Net sales decreased by Rmb 8.4 million, or 53.5%, from Rmb
15.7 million of the year ended December 31, 2000 ("2000 Period"), to Rmb 7.3 million of the 2001 Period. Analysed by activities, net sales of products, which was mainly represented by our self-developed software, amounted to Rmb 0.7 million in the 2001 Period, which was decreased by Rmb 9.6 million, or 93.2%, from Rmb 10.3 million of the 2000 Period, as a result of our termination of the system integration business and the agency business in 2001 due to the keen competitions and unacceptable low profit margins of these markets. Sales of services rendering represented professional fee charged to our customers is based on the actual number of professional staffs assigned to the projects. Net sales of which for the 2001 Period amounted to Rmb 6.6 million, which was increased by Rmb 1.2 million, or 22.7%, from Rmb 5.4 million of the 2000 Period to Rmb 6.6 million of the 2001 Period, as a result of the increase in the number of professional staffs hired by our customers. The termination of the system integration and agency businesses represented our shift to the market of self-developed security software. Security software market is still in an infant stage in China. The Chinese government has spent efforts in emphasising and encouraging the network security concept in China. Its acceptance and awareness in the government institutions and universities has been growing. Among the products in the market, users prefer the locally developed products and this has created an ample market for our future growth. Also due to the existing customers are usually sponsored by the government, they are not price sensitive and thus higher profit margin can be obtained from the services provided if satisfactory solutions are provided.

         Currently, Kong De, a related company incorporated in Macau, was the sole agent of all service rendering contracts since it was the signing party of the unexpired contracts succeeded upon the acquisitions of the Newly Acquired Operations in the 2000 Period. All contracts will expire in 2002 and, as agreed by the customers, will be renewed in name of the BHLNet or BBHL

         COST OF SALES. Cost of sales of product sales represented the direct material costs of our self-developed software sold to customers. Cost of sales of services rendering represented the direct costs such as staff costs, rental expenses, depreciation of the equipments and other related charges. Cost of sales of product sales was decreased by Rmb 9.2 million, or 94.8%, from Rmb 9.7 million of the 2000 Period to Rmb 0.7 million of the 2001 Period. The decrease was due primarily to the termination of the system integration business. Cost of sales of services rendering was increased by Rmb1.8 million, or 63.0%, from Rmb 2.9 million of the 2000 Period to Rmb 4.7 million of the 2001 Period. The increase was due primarily to the increase in number of professional staffs assigned to the projects and the increase in staff salaries and benefits.

         GROSS PROFIT. Gross profit of product sales was decreased by Rmb 0.4 million, or 67.9%, from Rmb 0.6 million of the 2000 Period to Rmb 0.2 million of the 2001 Period. As a percentage of sales, gross profit of product sales was increased by 22%, from 6.0% of the 2000 Period to 28.0% of the 2001 Period. The increase was due primarily to higher margin generated from the sales of self-developed products. Gross profit of services rendering was decreased by Rmb 591 million, or 23.7%, from Rmb 2.4 million of the 2000 Period to Rmb 1.9 million of the 2001 Period. As a percentage of sales, gross profit of services rendering was decreased by 17.6% from 46.4% of the 2000 Period to 28.8% of the 2001 Period. The decrease was due primarily to increased staff salaries and benefits.

          SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses was increased by Rmb 10.3 million, or 200.6%, from Rmb
5.1 million of the 2000 Period to Rmb 15.4 million of the 2001 Period. The increase was due primarily to: -

         - a revision to the amortization period of the intangible assets and goodwill from 5 years and 20 years to 3 years and 5 years, respectively, after management's review on the product life with reference to the techniques acquired and policies adopted by other companies in the same industry. The effect of the changes were accounted for prospectively in the 2001 Period. Accordingly, the full year amortization of intangible assets and goodwill incurred in the 2001 Period amounted to, respectively, Rmb 1.5 million and Rmb 3.8 million, which was increased by, respectively, Rmb 1.3 million and Rmb 3.7 million, compared to a three months effect of, respectively, Rmb 0.2 million and Rmb 0.1 million of the 2000 Period; and

         - all expenses of the 2000 Period were incurred after September 1, 2000, the date of the acquisitions completed, while the expenses of the 2001 Period reflected a full year result of the expenses incurred.

         NON-OPERATING INCOME. Non-operating income was decreased by Rmb 0.8 million, or 24.3%, from Rmb 3.4 million of the 2000 Period to Rmb 2.6 million of the 2001 Period. The decrease was due primarily to the significant decrease in the bank deposit interest rate in Hong Kong, which was directly caused by the global economic recession in the 2001 Period, especially after the 911 disaster.

         NET LOSS. Net loss for the 2001 Period was Rmb 9.1 million, which was increased by Rmb 10.5 million, or 735%, from a profit of Rmb 1.4 million in the 2000 Period, due primarily to the reasons as described above.

YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 1999

         NET SALES. Net sales decreased by Rmb 3.5 million, or 18.2%, from Rmb
19.2 million of the year ended December 31, 1999 ("1999 Period"), to Rmb 15.7 million of the 2000 Period. Net sales of the 1999 Period represented solely the net sales of the disposed PRC Operations, while that of the 2000 Period represented solely the net sales of the Newly Acquired Assets since the effective acquisition date of July 1, 2000.

         COST OF GOODS SOLD. Cost of goods sold decreased 45.2% from Rmb 17.7 million of the 1999 Period to Rmb 9.7 million in the 2000 Period, while the cost of goods sold, as a percentage of net sales, decreased to 61.9% in the 2000 Period from 92.0% in the 1999 Period. The decrease is due primarily to a generally higher margin of our new businesses acquired.

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

         NON-OPERATING INCOME. Non-operating income increased by Rmb 1.6 million, or 55.6%, compared to Rmb 2.8 million for the 1999 Period, which was primarily due to an income of Rmb 300 earned from short-term investments in the 2000 Period.

         NET INCOME/(LOSS). The net income for the 2000 Period was Rmb 1.4 million, a decrease of Rmb 1.9 million, or 57.6%, from Rmb 3.3 million for the 1999 Period. Last year's profit was mainly caused by an one-off profit earned from the disposals of the PRC Operations amounting to Rmb 5.1 million.

TAXATION

         No Hong Kong taxation is charged for Jing Tai as there is no estimated assessable profit for the 1999, 2000 and 2001 Periods. The Company was incorporated under the laws of the British Virgin Islands (BVI), and under current BVI law, was not subject to tax on income or capital gains as the Company did not carry out business in BVI. For BBHL, pursuant to the applicable PRC income tax laws, they were fully exempt from the PRC state income tax for two years, starting from the first profit-making year followed by a 50% reduction over the ensuing three years ("tax holidays"). BBHL incurred loss for both 2000 and 2001 Periods, therefore, the tax holidays were not started.

B.       LIQUIDITY AND CAPITAL RESOURCES

         The Company is neither engaged in any kind of off-balance sheet arrangements and other relationships with unconsolidated entities or other persons that are reasonably likely to affect materially liquidity and the availability of or requirements for capital resources, nor any trading activities that include non-exchange traded contracts accounted for at fair value. Except for the operating lease commitment and the capital commitment for purchase of a property for and on behalf of a related company, as fully disclosed in the financial statements, we are not involved in any kind of other commitments, both expressed or contingent, which may cause us to make future payments under contracts.

         The Company's cash and cash equivalents on hand as at December 31, 2001 was Rmb 54.0 million, which was increased by Rmb 2.7 million, or 5.2%, from Rmb
51.3 million at the beginning of the year.

         The cash inflow of the operating activities of the 2001 Period was Rmb
1.8 million, which was decreased by Rmb 8.0 million, or 81.9%, from Rmb 9.8 million of the 2000 Period, due primarily to the decrease in sales of the Company in the 2001 Period.

         The cash inflow of the investing activities of the 2001 Period was Rmb
1.0 million, which was increased by Rmb 6.2 million, or 117.9%, from a cash outflow of Rmb 5.3 million of the 2000 Period. The decrease was due primarily to increased profit earned from disposals of available-for-sale securities and no additional intangible assets were acquired during the 2001 Period.

         The additional buyback of shares by the Company in the 2001 Period caused a cash outflow of Rmb 0.02 million in the 2001 Period.

           At December 31, 2001, the Company, after deducting the total liabilities, had cash resources of Rmb 26.1 million. ALTHOUGH SIGNIFICANT LOSS OF RMB 9.1 MILLION WAS INCURRED IN THE 2001 PERIOD, OPERATING ACTIVITIES GENERATED A CASH INFLOW BECAUSE AN AGGREGATE OF RMB 6.4 MILLION EXPENSES WERE NON-CASH IN NATURE, WHICH WERE MAINLY COMPRISED OF DEPRECIATION AND AMORTIZATION OF GOODWILL AND INTANGIBLE ASSETS. MOREOVER, THE COMPANY HAD COMPLETED ITS MARKET REPOSITIONING AT THE END OF THE 2001 PERIOD. THE COMPANY BELIEVES, THE FUTURE REPOSITIONED BUSINESS WILL GENERATE NET CASH INFLOW TO THE COMPANY APART FROM THE CASH AND CASH EQUIVALENTS OF RMB 26.1 MILLION, AN AGGREGATE OF RMB 14 MILLION WAS ALSO KEPT IN THE COMPANY'S SHORT-TERM INVESTMENTS WHICH CAN BE WITHDRAWN WITHOUT ANY RESTRICTION AND WHICH CAN BE CONSIDERED AS A SOURCE OF OUR FINANCE WHEN CONSIDERED NECESSARY. WE DO NOT HAVE ANY EXISTING PLAN TO OBTAIN ADDITIONAL FUNDS BY LOANS OR BY ISSUING NEW SHARES.

         The Company anticipates, based on management's internal forecasts and assumptions relating to its operations, that its existing cash and funds retained will be sufficient to meet the Company's working capital and capital expenditure requirements for the foreseeable future. In the event that the Company's plans change, its assumption change or prove inaccurate, or if other capital resources and projected cash flow otherwise prove to be insufficient to fund operations (due to unanticipated expenses, technical problems, difficulties or otherwise), the Company could be required to seek additional financing sooner than currently anticipated. The Company has no current arrangements with respect to sources of additional financing and there can be no assurance that the Company would be able to obtain additional financing on terms acceptable to the Company.

C.       RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

         The Company acquired, through BBHL, a technological platform for the development of internet security devices from the ICT of the CAS at a cash consideration of Rmb 4 million in 2000.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.       DIRECTORS AND SENIOR MANAGEMENT.

         The directors and executive officers of the Company are as follows:

         NAME                  AGE       POSITION
         ----                  ---       --------

         Li Xiao Hong          49        Chairman of the Board and President

         Jiang Xin Hao         37        Chief Executive Officer and Director

         Zhang Gao Bo, Gary    38        Director

         Li Guo Jie            59        Director

         Jin De Zhen           57        Director

         Yu Xiang Dong         36        Director

         Benjamin Wah          51        Director

         Michael Siu           33        Secretary and Chief Financial Officer

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

         Li Guo Jie was appointed a Director of the Company since September 2000. Mr. Li is the Dean of the ICT of the CAS since 1999. From 1987 to 1999, he worked in the CAS as senior researcher and was responsible for advanced and intelligent computing technology projects of China. Mr. Li regularly releases research reports and valuable articles to international journals and currently is the Chief Editor of the Journal of Computer Science and Technology. Mr. Li obtained a bachelor's degree from the Faculty of Physics in the Beijing University in 1968. He later obtained his master's degree at the University of Science and Technology in Beijing in 1981 and a Doctorate Degree at Purdue University in 1985.

         Jin De Zhen was appointed a Director of the Company since September 2000. Ms. Jin is the General Manager of the Beijing Enterprise Development Corporation ("BEDC") since 1997. In 1985, she joined the Beijing Municipal Bureau of Supervision as a supervision officer and was promoted as a senior officer in 1987. Since 1997, she was appointed the Committee Member of the Beijing Municipal People's Political Consultative Conference. Ms. Jin was engaged as an Assistant Professor at Beijing Institute of Economics since 1974 and was promoted as the Vice Dean in 1984.

         Yu Xiang Dong, was appointed an Independent Director of the Company since June 2000. Mr. Yu graduated from the Fudan University with a master's degree. In September 1997, he was appointed the Vice-President of the China Communications Securities Co. Ltd. and was appointed in April 2000 the President of the 21st High-tech Investment Co. Ltd., a fund company specializing in investments in the high-tech industry. In 1995, he was appointed the General Manager of the Shanghai Branch of the CMS. He served from 1991 to 1994, as an assistant to the General Manager and the Manager of the IPO Division of the China Merchant Securities Ltd. ("CMS"), the third largest securities company in China, with a registered capital of Rmb 3.2 billion. Mr. Yu has over ten years' experience in investing banking.

         Profession Benjamin W. Wah was appointed an Independent Director of the Company since June 2000. Mr. Wah graduated from the University of California, Berkley with a doctorate degree. Mr. Wah was appointed the Vice President for publications of the IEEE Computer Society in 1998 and he became its President in 2000. In 1990, Mr. Wah was appointed the professor of the Department of ECE of the University of Illinois in Urbana and later became the R.T. Chien Professor of Engineering in the same university. From 1988 to 1989, Mr. Wah served as the Program Director of the National Science Foundation in Washington DC. He served from 1979 to 1988 as the associate professor in the Purdue University of the United States of America. Mr. Wah's research has focused on the development and improvement of non-linear optimization algorithms, parallel algorithms, design of computer network protocols and automated design of algorithms using high-speed computers. Mr. Wah is also a keen contributor of articles published in well-recognized international journals and magazines.

         Michael Siu was appointed the Chief Financial Officer and Secretary of the Company since September 1997 and is responsible for the financial planning of the Company and our joint ventures in China. Mr. Siu graduated from the City University of Hong Kong with a bachelor's degree. He is a fellow member of the Association of Chartered Certified Accountants and an associate member of the Hong Kong Society of Accountants. Prior to his service with the Company, Mr. Siu served in international accounting firms and has over 6 years' experience in business assurance and advisory services.

B.       COMPENSATION.

         During 2001, the Company had paid compensation to Mr. Jiang Xinhao, director, and Mr. Michael Siu, the Secretary and the Chief Financial Officer, in respect of their service performed for their offices, respectively, amounting to approximately Rmb 538 and Rmb 522. Except as aforesaid, the Company did not paid any compensation to other directors and executive officers.

         The Company has granted stock options to certain officers and directors as described in Item 6E.

C.       BOARD PRACTICES.

         The directors listed above were elected to serve as directors at the annual meeting of the shareholders held on March 15, 2002 for the ensuing year until the next annual meeting of the shareholders. There is no employment contracts signed with the directors.

         Mr. Michael Siu, Mr. Benjamin Wah and Yu Xiang Dong constitute the members of the Company's audit committee.

         The Company's By-laws did not require the establishment of an audit committee. The Company's audit committee is established in accordance with the requirement of the NASD Marketplace Rules 4460 (d). There is no formal meeting of the committee during the year but members often discuss the Company's matters by an informal way.

D.       EMPLOYEES.

         As at December 31, 2001, total staff of the Company consisted of 80 employees, compared to 97 staff as at December 31, 2000. The decrease was due to the termination of the system integration division in the 2001 Period.

         An analysis of the employees by function and by education background is as follows: -

      ANALYSED BY FUNCTION                  ANALYSED BY EDUCATION BACKGROUND
      Corporate administration      12      Secondary school                      3

      Finance                        3      Bachelor degree                      66

      Technology                    50      Master degree                         8

      Sales and services            15      Doctorate degree                      3
                                    ----                                         ----
                                    80                                           80
                                    ====                                         ====

         There is no collective bargaining agreement in China. We have never experienced any material labour disruption and are unaware of any current efforts or plans to organize employees. The Company believes we have good relationships with our employees.

E.       SHARE OWNERSHIP.

         The following table sets out the names and titles of the executive officers and directors of the Company and their respective share ownership in the Company as at May 15, 2002:

                                        Common Shares

             NAME                       TITLE/OFFICE               AS A % OF OUTSTANDING SHARES
             ----                       ------------               ----------------------------
         Li Xiao Hong      Chairman of the Board and President                  0%

         Jiang Xin Hao     Chief Executive Officer and Director                 0%

         Zhang Gao Bo      Director                                             0%

         Yu Xiang Dong     Director                                             0%

                                        Common Shares

             NAME                       TITLE/OFFICE               AS A % OF OUTSTANDING SHARES
             ----                       ------------               ----------------------------
         Benjamin Wah      Director                                             0%

         Li Guo Jie        Director                                             0%

         Jin De Zhen       Director                                             0%

         Michael Siu       Chief Financial Officer and Secretary                0%

         The names and titles of the executive officers and directors of the Company to whom options have been granted by the Company which are outstanding as of May 15, 2002 and the number of Common Shares subject to such options are set forth in the following table:

                                                    Common Shares

                                                               NUMBER       EXERCISE
             NAME                 TITLE/OFFICE              OF SHARES(1)    PRICE(US$)      EXPIRY DATE
             ----                 ------------              ------------    ----------      -----------
         Li Xiao Hong       Chairman, President and            50,000          1.15       December 28,2009
                            Director

         Jiang Xin Hao      Chief Executive Officer and        50,000          1.15         December 28,
                            Director                                                            2009

         Zhang Gao Bo       Director                           30,000          1.15         December 28,
                                                                                                2009

         Michael Siu        Chief Financial Officer and        40,000          1.15         December 28,
                            Secretary                                                           2009
                                                           -------------
                                                              170,000
                                                           =============

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

         As of December 31, 2001, no options were granted under the 2000 Stock Option Plan.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.       MAJOR SHAREHOLDERS.

         See Item 4 (C) of the details of the major shareholders. Except as disclosed below, there was no significant related party transactions made with major shareholders

B.       RELATED PARTY TRANSACTIONS.

(a) During the years ended December 31, 1999, 2000 and 2001, the Company had related party transactions with certain related parties as follows: -

                                                                  Year ended December 31,

                                                           1999            2000               2001

                                                         Rmb'000          Rmb'000            Rmb'000
TRANSACTIONS WITH RELATED PARTIES

Service income received from Kang De                          -            8,265              6,598

Purchase of technology from ICT                               -            4,000                  -

Interest income received from fellow subsidiaries             -              433                  -

Rental income received from fellow subsidiaries              46                -                  -

Rental expenses paid to holding company                     196              267                248

Service fee paid to a fellow subsidiary                       -                -                142

                                                             December 31,    December 31,
                                                                     2000            2001
BALANCES WITH RELATED PARTIES                                     Rmb'000         Rmb'000

Funds held in trust by a fellow subsidiary as short-term           20,523             868
   investments

Due from related companies (note a)                                 5,096           4,596

Due from fellow subsidiaries                                        2,143             225

Due to a related company (note b)                                     321             321

NOTE

(a) It represented expenses advanced in the normal course of business on behalf of Beijing Ming Jun Information System Company Ltd., a company held by BEDC, amounted to Rmb 4,291. The expenses included staff costs, rental expenses and other utility expenses incurred by a team of professional staff of the related company stationed in Zhuhai.

(b) Working capital advanced from Beijing Enterprises Investments Limited, a related company, amounted to Rmb 321.

(c) Other than information already disclosed elsewhere in this Form 20-F, no person who has been an insider of the Company since January 1, 2001 or any associate or affiliate of such insider has had any material direct or indirect interest in any transaction with the Company since January 1, 2001 or in any proposed transaction which has materially affected or would materially affect the Company or its subsidiaries.

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

B.       SIGNIFICANT CHANGES.

         Not Applicable

ITEM 9.  THE OFFER AND LISTING.

A.       OFFER AND LISTING DETAILS.

         The annual high and low market prices for the five most recent full financial years are as set forth below:

                                           Common Stocks             Warrants
                                           -------------             --------

         NASDAQ Small Cap Market

         (Year Ending)                     High      Low           High      Low
         December 31, 2001                0.444     0.090          N/A       N/A

         December 31, 2000                2.500     0.219         0.938     0.031

                                           Common Stocks             Warrants
                                           -------------             --------
         December 31, 1999                0.938     0.094         0.188     0.063

         December 31, 1998                3.125     0.313         0.438     0.063

         February 28, 1997                7.125     2.125         2.000     0.188

         The high and low market prices for each financial quarter over the two most recent full financial years are as set forth below:

                                          Common Stocks         Warrants
                                          -------------         --------

         NASDAQ Small Cap Market

         (Quarter Ending)                  High     Low       High      Low
         December 31, 2001                0.400    0.130      N/A       N/A

         September 30, 2001               0.400    0.150      N/A       N/A

         June 30, 2001                    0.444    0.090      N/A       N/A

         March 31, 2001                   0.375    0.188      N/A       N/A

         December 31, 2000                1.500    0.219     0.125     0.063

         September 30, 2000               1.750    1.313     0.250     0.031

         June 30, 2000                    2.500    1.125     0.438     0.250

         March 31, 2000                   2.250    0.438     0.938     0.313

         For the most recent six months, the high and low market prices of the Company's Common Shares and Warrants are as set forth below:

                                             Common Stocks

         NASDAQ Small Cap Market

         (Month Ending)                   High            Low
         April 30, 2002                  0.430           0.220
         March 31, 2002                  0.430           0.190
         February 28, 2002               0.250           0.250
         January 31, 2002                0.250           0.170
         December 31, 2001               0.410           0.132
         November 30, 2001               0.198           0.130

         According to the terms of issuance, the Company's Warrants had expired on December 13, 1999 and was subsequently extended for additional two years to December 13, 2001 pursuant to a Board resolution passed on December 3, 1999. The Company's Warrants were de-listed from the NASDAQ Small Cap Market on May 15, 2001 due to the Company's failure in complying the NASD Marketplace

Rules 4310 (c) (1), which requires the Company to maintain two active market makers for the Warrants. On December 13, 2001, the Company's Warrants expired.

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

         Subsequent to the de-listing of the Company's Warrants from the NASDAQ Small Cap Market as stated in Item 9A above. As at December 31, 2001, the Company's Common Shares were listed for quotation on the NASDAQ Small Cap Market and not on any other public trading market.

D.       SELLING SHAREHOLDERS.

         Not applicable

         DILUTION.

         The following warrants were issued by the Company: -

         COMMON STOCK PURCHASE WARRANTS - As of May 31, 1999, the Company had issued 513,950 Common Stock Purchase warrants, of which 13,950 Common Stock Purchase warrants were issued to the underwriters who had exercised their over-allotment options in January 1997 upon the completion of the Initial Public Offering of the Company. The warrants were delisted by the NASDAQ market on May 7, 2001 and were expired on December 13, 2001.

         BRIDGE WARRANTS - The Company also issued 1,500,000 Bridge warrants in October 1996. The terms of which were identical to that of the Common Stock Purchase Warrants. The warrants were delisted by the NASDAQ market on May 7, 2001 and were expired on December 13, 2001.

         CLASS C WARRANTS - The Company had also authorized the issuance of up to 1,000,000 Class C Warrants to purchase Common Stock to the Company's existing shareholders and management at terms identical to other issued Warrants except that they may not be registered or publicly traded. The warrants were expired on December 31, 2001.

         1996 STOCK OPTION PLAN - The Company had authorized the issuance, pursuant to the 1996 Stock Option Plan, of options to purchase 200,000 shares of Common Stock to the Company's existing shareholders, employees, officers, directors and consultants. Pursuant to a board resolution passed on December 28, 1999, options were granted, for an exercise period of ten years, to certain directors and officers at an exercise price of US$1.15 each.

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

         Not Applicable

D.       EXCHANGE CONTROLS.

EXCHANGE RATES

         The following table sets forth-certain information concerning exchange rate between Renminbi and U. S. dollars for the periods indicated:

                               Noon Buying Rate (1)                        Shanghai Swap Centre Rate (2)
                   ---------------------------------------------- -------------------------------------------------
                     Period                                         Period
Period                End     Average (3)     High       Low          End      Average (3)     High        Low
                              (RMB Per US$)                                   (RMB Per US$)
1991.............     5.4478     5.3431       5.4478     5.2352      5.8980      5.8534        5.9290     5.7490

1992.............     5.7662     5.5309       5.9007     5.4124      7.7060      6.7497        7.7700     5.8970

1993.............     5.8145     5.7776       5.8245     5.7076      8.7000      9.0437       10.9230     8.1450

1994.............     8.4662     8.6303       8.7409     8.4662      8.4461      8.5790        8.7080     8.4459

1995.............     8.3374     8.3852       8.5000     8.2916      8.3179      8.3494        8.4448     8.5764

1996.............     8.3284     8.3387       8.5000     8.3267        -            -           -           -

1997.............     8.3255     8.3247       8.3283     8.3200        -            -           -           -

1998.............     8.2789     8.2969       8.3000     8.2778        -            -           -           -

1999.............     8.2795     8.2797       8.2785     8.2276        -            -           -           -

2000..............    8.2774     8.2784       8.2799     8.2773        -            -           -           -

2001..............    8.2766     8.2772       8.2786     8.2676        -            -           -           -

January 2002....      8.2765     8.2771       8.2800     8.2765        -            -           -           -

February 2002...      8.2765     8.2767       8.2770     8.2765        -            -           -           -

March 2002......      8.2787     8.2786       8.2795     8.2777        -            -           -           -

April 2002.......     8.2799     8.2793       8.2799     8.2785        -            -           -           -

May 2002........      8.2773     8.2781       8.2799     8.2768        -            -           -           -

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

(2) Obtained from the Shanghai Swap Center and the Bank of China, Shanghai Branch. Shanghai Swap Center rates for the years ending December 31, 1996 to 2001 and the period ended March 31, 2002 are not available.

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

E.       TAXATION.

         The following discussion is a summary of certain anticipated, British Virgin Islands, Cayman Islands, Hong Kong and PRC tax consequences of an investment in the Common Stock and warrants. The discussion does not deal with all possible tax consequences relating to an investment in the Common Stock and warrants and does not purport to deal with the tax consequences applicable to all categories of investors, some of which (such as dealers in securities, insurance companies and tax-exempt entities) may be subject to special rules. In particular, the discussion does not address the tax consequences under state, local and other national (e.g., United States, non-British Virgin Island and non-Hong Kong) tax laws. Accordingly, each prospective investor should consult its own tax advisor regarding the particular tax consequences to it of an investment in the Common Stock and warrants. The following discussion is based upon laws and relevant interpretations there of in effect as of the date of this Annual Report, all of which are subject to change.

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

I.       SUBSIDIARY INFORMATION.

         Not Applicable

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

         The Company is exposed to risk of foreign currency exchange rate fluctuation. The Company has never used derivative instruments to hedge its exchange rate risks, does not plan to do so, and may not be successful should it attempt to do so in the future. Nevertheless, the Company believes such risk is low due to no foreign currency liabilities are incurred and the principal operations are limited solely to the China market.

         In the normal course of business, we also face risks that are either non-financial or non-quantifiable. Such risks principally include country risk, credit risk and legal risk.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

         Not Applicable.

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

         Financial Statements.

         Report of Independent Accountants.

         Consolidated Statements of Operations of the Company for each of the three years in the period ended December 2001.

         Consolidated Balance Sheets of the Company as of December 31, 1999 and 2001.

         Consolidated Statements of Cash Flows of the Company for each of the three years in the period ended December 31, 2001.

         Consolidated Statements of Changes in Shareholders' Equity of the Company for each of the three years in the period ended December 31, 2001.

         Notes to these Financial Statements.

ITEM 19. EXHIBITS.

The following exhibits are filed as part of this annual report:

1. List of Company's significant subsidiaries, their jurisdiction of incorporation and the names under which they do business, if different from their name.

                         TRAMFORD INTERNATIONAL LIMITED

                              FINANCIAL STATEMENTS

                         TRAMFORD INTERNATIONAL LIMITED

                          INDEX TO FINANCIAL STATEMENTS

                                                                                                      Page

Report of Independent Accountants                                                                      2

Consolidated Statements of Operations of the Group for each of the three years in the period
ended December 31, 2001                                                                                3

Consolidated Balance Sheets of the Group as of December 31, 2000 and 2001                              4

Consolidated Statements of Cash Flows of the Group for each of the three years in the period
ended December 31, 2001                                                                                5

Consolidated Statements of Changes in Shareholders' Equity of the Group for each of the three
years in the period ended December 31, 2001                                                            6

Notes to Consolidated Financial Statements                                                            7-18

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
Shareholders of Tramford International Limited:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, cash flows and changes in shareholders' equity present fairly, in all material respects, the financial position of Tramford International Limited and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


/s/ PRICEWATERHOUSECOOPERS
------------------------------
PRICEWATERHOUSECOOPERS
Certified Public Accountants
Hong Kong, June 26, 2002

                 TRAMFORD INTERNATIONAL LIMITED AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                  (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
              FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001

                                             Note         1999              2000             2001              2001
                                                   -------------    --------------    -------------     -------------
                                                           Rmb              Rmb               Rmb               US$
Revenues
Product sales                                                -           10,353               707                85
Rendering of services                                        -            5,374             6,598               797
                                                   -------------    --------------    -------------     -------------
                                                             -           15,727             7,305               882

Costs of sales
Product sales                                                -           (9,732)             (508)              (61)
Rendering of services                                        -           (2,880)           (4,695)             (567)
                                                   -------------    --------------    -------------     -------------
                                                             -          (12,612)           (5,203)             (628)

                                                   -------------    --------------    -------------     -------------
Gross profit                                                 -            3,115             2,102               254

General and administrative expenses                     (4,717)          (5,144)          (15,463)           (1,868)
                                                   -------------    --------------    -------------     -------------
Operating loss                                          (4,717)          (2,029)          (13,361)           (1,614)

Non-operating income                            4        2,862            3,373             2,555               309
                                                   -------------    --------------    -------------     -------------
(Loss)/income from continuing
  operations before income tax provision                (1,855)           1,344           (10,806)           (1,305)
Income tax provision                            5            -                -                 -                 -
                                                   -------------    --------------    -------------     -------------
(Loss)/income from continuing operations                (1,855)           1,344           (10,806)           (1,305)
Discontinued operations :                       6
Loss from operations of disposed
  subsidiaries                                         (14,875)               -                 -                 -
Gain on disposal of subsidiaries                        20,011                -                 -                 -
                                                   -------------    --------------    -------------     -------------
Net income/(loss) before minority                        3,281            1,344           (10,806)           (1,305)
interests
Minority interests                                           -               96             1,665               201
                                                   -------------    --------------    -------------     -------------
Net income/(loss) for the year                                            1,440            (9,141)           (1,104)
                                                         3,281

                                                   =============    ==============    =============     =============

(Loss)/earnings per share from continued
  operations                                   12
   - Basic                                              (0.23)             0.21            (1.32)            (0.16)
                                                   =============    ==============    =============     =============

Earnings per share from
  discontinued operations                      12
   - Basic                                                0.65              N/A               N/A               N/A
                                                   =============    ==============    =============     =============

         For the convenience of the reader, translation of amounts from Renminbi
(Rmb) into United States Dollars (US$) has been made at the noon buying rate in New York City for cable transfer in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2001 of Rmb8.2766 = US$1.00. No representation is made that the Rmb amounts could have been, or could be, converted into US$ at that rate or at any other certain rate.

         The accompanying notes are an integral part of these consolidated financial statements.

                 TRAMFORD INTERNATIONAL LIMITED AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS
                             (AMOUNTS IN THOUSANDS)
                          AT DECEMBER 31, 2000 AND 2001

                                                  Note         2000             2001              2001
                                                        -------------    -------------     -------------
                                                                Rmb              Rmb               US$
ASSETS

CURRENT ASSETS
    Cash and cash equivalents                                51,302           54,025             6,527
    Short-term investments                                   20,523           15,222             1,839
    Trade accounts receivable, net                              307               13                 1
    Inventories - merchandise for resale                         92               80                10
    Due from related parties                        14        7,239            4,794               579
    Prepaid expenses and other assets                7        1,472            2,210               267
                                                        -------------    -------------     -------------
TOTAL CURRENT ASSETS                                         80,935           76,344             9,223

Property, plant and equipment, net                   8        2,583            1,564               189
Intangible asset                                     9        3,800            2,333               282
Software development cost                                         -              170                21
Goodwill                                            10       16,810           12,996             1,570
                                                        -------------    -------------     -------------
TOTAL ASSETS                                                104,128           93,407            11,285
                                                        =============    =============     =============

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
    Trade accounts payable                                      648              387                46
    Due to a related party                          14          321              321                39
    Other liabilities and accrued expenses          11       26,774           27,138             3,279
                                                        -------------    -------------     -------------
TOTAL CURRENT LIABILITIES                                    27,743           27,846             3,364

Contingencies and commitments                       17

Minority interests                                            4,704            3,039               367

SHAREHOLDERS' EQUITY
    Shareholders' equity                            16      187,751          187,733            22,682
    Accumulated losses                                     (116,000)        (125,141)          (15,120)
    Cumulative translation adjustment                           (70)             (70)               (8)
                                                        -------------    -------------     -------------
TOTAL SHAREHOLDERS' EQUITY                                   71,681           62,522             7,554
                                                        -------------    -------------     -------------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                  104,128           93,407            11,285
                                                        =============    =============     =============

         For the convenience of the reader, translation of amounts from Renminbi
(Rmb) into United States Dollars (US$) has been made at the noon buying rate in New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2001 of Rmb8.2766 = US$1.00. No representation is made that the Rmb amounts could have been, or could be, converted into US$ at that rate or at any other certain rate.

         The accompanying notes are an integral part of these consolidated financial statements.

                 TRAMFORD INTERANTIONAL LIMITED AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (AMOUNTS IN THOUSANDS)
              FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001

                                                            1999        2000        2001         2001
                                                           -------     -------     -------     -------
                                                             Rmb         Rmb         Rmb          US$
Cash flows from operating activities
   Net (loss)/income ..................................      3,281       1,440      (9,141)     (1,104)
    Adjustments to reconcile net (loss)/income
    to net cash (used in)/provided by
     operating activities
       Loss from operations of disposed subsidiaries ..     14,875          --          --          --
       Gain on disposal of subsidiaries ...............    (20,011)         --          --          --
       Minority interest in loss of consolidated
        subsidiaries ..................................         --         (96)     (1,665)       (201)
       Amortization of intangible asset and goodwill ..         --         341       5,281         638
       Depreciation ...................................         --         432       1,133         137
        Realized gains on securities available for sale         --        (300)     (1,242)       (150)
     Loss on disposal of fixed assets .................         --          21          --          --
     Others ...........................................         49          --          --          --
    Changes in assets and liabilities, net of effects
     from acquisitions and disposals:
         Accounts receivable ..........................         --         466         294          36
         Inventories ..................................         --       1,055          12           1
         (Increase)/decrease in prepaid
          expenses and other assets ...................    (27,644)      4,272       7,008         846
         Increase in other liabilities and accrued
         expenses .....................................      1,499       2,204         103          12
                                                           -------     -------     -------     -------
 Net cash (used in)/provided by operating activities ..    (27,951)      9,835       1,783         215

Cash flows from investing activities
    Acquisition of subsidiaries, net of cash acquired .         --         794          --          --
    Purchase of securities available for sale .........         --      (1,063)     (1,437)       (174)
    Proceeds from disposal of securities available for
     sale                                                       --       1,363       2,679         324
    Purchases of property, plant and equipment ........         --      (2,430)       (114)        (14)
    Payment for software development cost capitalized .         --          --        (170)        (20)
    Purchase of intangible asset ......................         --      (4,000)         --          --
                                                           -------     -------     -------     -------
Net cash (used in)/provided by investing activities ...         --      (5,336)        958         116

Cash flows from financing activities
    Purchase of own shares ............................       (238)         --         (18)         (2)
                                                           -------     -------     -------     -------
Net cash used in financing activities .................       (238)         --         (18)         (2)

Net cash provided by
 discontinued operations ..............................     29,588          --          --          --
                                                           -------     -------     -------     -------

Net increase in cash and cash equivalents .............      1,399       4,499       2,723         329

Cash and cash equivalents at beginning of year ........     45,404      46,803      51,302       6,198
                                                           -------     -------     -------     -------

Cash and cash equivalents at end of year ..............     46,803      51,302      54,025       6,527
                                                           =======     =======     =======     =======

         For the convenience of the reader, translation of amounts from Renminbi
(Rmb) into United States Dollars (US$) has been made at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2001 of Rmb8.2766 = US$1.00. No representation is made that the Rmb amounts could have been, or could be, converted into US$ at that rate or at any other certain rate.

         The accompanying notes are an integral part of these consolidated financial statements.

                 TRAMFORD INTERNATIONAL LIMITED AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                             (AMOUNTS IN THOUSANDS)
              FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001

                                                                                                               TOTAL
                                               SHAREHOLDERS'      ACCUMULATED         TRANSLATION      SHAREHOLDERS'
                                        NOTE          EQUITY          LOSSES          ADJUSTMENTS             EQUITY

                                                         RMB             RMB                  RMB                RMB
Balance at December 31, 1998                         192,280        (120,721)                (119)            71,440

Net income                                                 -           3,281                    -              3,281
Purchase of own shares                   16           (4,529)              -                    -             (4,529)
Translation adjustment                                     -               -                   49                 49
                                               ---------------    ---------------    --------------    ----------------
Balance at December 31, 1999                         187,751        (117,440)                 (70)            70,241

Net income                                                 -           1,440                    -              1,440
                                               ---------------    ---------------    --------------    ----------------
Balance at December 31, 2000                         187,751        (116,000)                 (70)            71,681

Net loss                                                   -          (9,141)                   -             (9,141)
Purchase of own shares                   16              (18)              -                    -                (18)
                                               ---------------    ---------------    --------------    ----------------
Balance at December 31, 2001                         187,733        (125,141)                 (70)            62,522
                                               ===============    ===============    ==============    ================

                                                         US$             US$                  US$                US$

Balance at December 31, 2001                          22,682         (15,120)                  (8)             7,554
                                               ===============    ===============    ==============    ================

         For the convenience of the reader, translation of amounts from Renminbi
(Rmb) into United States Dollars (US$) has been made at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2001 of Rmb8.2766 = US$1.00. No representation is made that the Rmb amounts could have been, or could be, converted into US$ at that rate or at any other certain rate.

         The accompanying notes are an integral part of these consolidated financial statements.

                 TRAMFORD INTERNATIONAL LIMITED AND SUBSIDIARIES
                       NOTES TO THESE FINANCIAL STATEMENTS

            (AMOUNTS EXPRESSED IN THOUSANDS, UNLESS OTHERWISE STATED)

1        NATURE OF OPERATIONS AND BASIS OF PRESENTATION

         Tramford International Limited ("Tramford") was incorporated under the laws of the British Virgin Islands on September 19, 1995 as a holding company for its wholly owned subsidiary, Jing Tai Industrial Investment Company Limited ("Jing Tai"). Jing Tai is a Hong Kong company, incorporated on October 27, 1994, which previously owned controlling interests in two Sino-foreign equity joint venture enterprises as described below. The consolidated financial statements include the accounts of the Tramford and its subsidiaries (hereinafter collectively referred to as the "Group").

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

         Effective July 2, 1999, Tramford disposed of its 60% interests in the Operating Subsidiaries, held through Jing Tai, to Shandong Luozhuang Group Company, a related company of Linyi Industrial, for a cash consideration of Rmb28 million ("Cash Consideration"). On the same date, Tramford also disposed of its 100% interests in Jolly Mind to Linyi Industrial in consideration for 1,952,291 shares in Tramford held by Linyi Industrial ("Share Consideration"). Subsequent to these disposals, Tramford held no beneficial interests in Jolly Mind, Baoquan Bathtub and Xinhua Ceramics (hereinafter referred to collectively as the "Disposed Subsidiaries").

         Effective July 1, 2000, a wholly owned subsidiary of Tramford, Jingle Technology Limited ("JTL"), purchased 100% interests in BHL Networks Technology Co. Ltd. ("BHL"), which holds 76% interest in Beijing BHL Networks Technology Co. Ltd ("BBHL"), for a cash consideration of Rmb18,964. JTL was formed by Tramford on 8 May 2000 to act as investment holding company. BBHL is a Sino-foreign equity joint venture and is principally engaged in the provision of information technology and network security consultancy services and sales of computer related products in the PRC. BHL and BBHL are collectively referred as to the "PRC Subsidiaries" in these financial statements. The PRC subsidiaries continue to engage in the provision of information technology and network security consultancy services and the development of network security software for the year ended December 31, 2001.

         The consolidated financial statements of the Group for the two year ended December 31,1999 present the Disposed Subsidiaries as a discontinued business segment in accordance with Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations--Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". The consideration used in the computation of the gain on the disposal of entire interests in the Operating Subsidiaries is the aggregate of the Cash Consideration and the fair value of the Share Consideration. The portion of gain on disposal attributable to the Cash Consideration is recognized in the Statements of Operations while the other portion attributable to the Share Consideration is recognized as a movement in shareholders' equity.

         The accompanying financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"), present the consolidated results of the operations of the Group. All intercompany balances and transactions have been eliminated in the consolidated financial statements of the Group.

         The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Accounting estimates have been employed in these financial statements to determine reported amounts, including realizability of receivables and other assets, useful lives of assets and income taxes. Actual results could differ from those estimates.

         The financial information has been prepared in Renminbi (Rmb), the national currency of the PRC and also the functional currency of the Group (see also footnote 2(d)). Unless indicated otherwise, amounts in Renminbi have been rounded to the nearest thousand.

                 TRAMFORD INTERNATIONAL LIMITED AND SUBSIDIARIES
                       NOTES TO THESE FINANCIAL STATEMENTS

            (AMOUNTS EXPRESSED IN THOUSANDS, UNLESS OTHERWISE STATED)

2        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         The following is a summary of significant accounting policies followed by the Group in the preparation of the financial statements.

(A)      REVENUES

         Revenues comprise product sales and rendering of services. Revenue is generally recognized when all of the following criteria are met (i) persuasive evidence of an arrangement exists; (ii) delivery has occurred or services have been rendered; (iii) the sellers' price to the buyer is fixed or determinable, and (iv) collectibility is reasonably assured. Specifically, product sales represent the invoiced value of goods, net of discounts, supplied to customers. Sales are recognized upon delivery to customers and when title has passed. Rendering of services represent fees charged on the provision of information technology and network security consultancy services. Fees on such services are recognized upon the completion of the underlying services.

(B)      TAXATION

         Deferred income taxes are provided using the liability method under Statement of Financial Accounting Standards ("SFAS") No.109, "Accounting for Income Taxes". Under the liability method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the carrying amounts of existing assets and liabilities in the financial statements and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The tax consequences of these differences are classified as current or non-current based on the classification of the related asset or liability for financial reporting.

(C)      CONCENTRATION OF CREDIT RISK AND MAJOR CUSTOMERS

         The Group is engaged in the provision of information technology and network security services to a wide range of industries and end users within the PRC. All the Group's revenue is derived from sales to Chinese customers. Accordingly, the Group's trade accounts receivable are concentrated with respect to geography. The Group performs ongoing credit evaluations of its customers and generally does not require collateral.

(D) FOREIGN CURRENCY TRANSACTION GAINS AND LOSSES AND TRANSLATION OF FOREIGN CURRENCIES

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

         The functional currency of the PRC Subsidiaries was Renminbi. The financial statements of the PRC Subsidiaries had therefore not required translation in the preparation of the consolidated financial statements of the Group.

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

         Motor vehicles.........................................  5 years
         Furniture, fixtures, office and computer equipment.....  3 years
         Leasehold improvements.................................  shorter of 3 years or over leased term

                 TRAMFORD INTERNATIONAL LIMITED AND SUBSIDIARIES
                       NOTES TO THESE FINANCIAL STATEMENTS

            (AMOUNTS EXPRESSED IN THOUSANDS, UNLESS OTHERWISE STATED)

2        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(F)      INTANGIBLE ASSET

         Intangible asset represents technology platform for the development of server switch and network security device acquired by the Group for cash. It is recognized at cost and is amortized on a straight-line basis over its estimated useful life.

         During the year, after considering the current business environment and the expected pattern of future economic benefit inflow from the intangible asset, the Group revised its amortization period from five years to three years. The revised estimate had been adopted prospectively from January 1, 2001 and resulted in an increased amortization charge of Rmb 667 for the year.

(G)      SOFTWARE DEVELOPMENT COSTS

         Costs that are related to the conceptual formulation and design of licensed programs are expensed as incurred. Capitalization of costs will happen during the period when a technological feasibility of the licensed program is established to the product is produced for general release to the market. The annual amortization of the capitalized amounts is the greater of the amount computed based on the estimated revenue distribution over the products' revenue-producing lives, or the straight-line method, and is applied over periods ranging up to two years commencing when the products are generally released to the market. For year ended December 31, 2001, no amortization on software development costs was charged against net income as the licensed programs are still under development at the year end . The Group performs periodic reviews to ensure that unamortized costs remain recoverable from future revenue. The Group charges costs to support or service licensed programs against net income as the costs are incurred.

(H)      GOODWILL

         Goodwill represents cost in excess of the fair value of net assets acquired and was amortized on a straight-line basis over a period of twenty years. During the year, after considering the current business environment and the expected pattern of future economic benefit inflow from this goodwill, the Group revised its amortization period to five years. The revised estimate had been adopted prospectively from January 1, 2001 and resulted in an increased amortization charge of Rmb 2,967 for the year.

(I)      IMPAIRMENT OF LONG-LIVED ASSETS

         The Group periodically evaluates the carrying value of its long-lived assets, including property, plant and equipment, goodwill and intangible assets, for impairment. The carrying value of a long-lived asset is considered impaired by the Group when the anticipated undiscounted cash flow from such asset is separately identifiable and less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved or based on independent appraisals.

(J)      INVENTORIES

         Inventories are valued at the lower of cost or net realizable value. Cost includes the purchase cost of products at invoiced value using a first-in first-out method. Net realizable value is determined by reference to the sales proceeds of items sold in the ordinary course of business subsequent to the balance sheet date or to a management estimate based on prevailing market conditions.

(K)      CASH AND CASH EQUIVALENTS

         Cash and cash equivalents include cash on hand, demand deposits with banks and liquid investments with an original maturity of three months or less. The book value of cash equivalents approximates their fair value because of the short-term maturity of these instruments. The Group had time deposits of Rmb29,585 and Rmb30,450 as of December 31, 2000 and 2001 respectively.

                 TRAMFORD INTERNATIONAL LIMITED AND SUBSIDIARIES
                       NOTES TO THESE FINANCIAL STATEMENTS

            (AMOUNTS EXPRESSED IN THOUSANDS, UNLESS OTHERWISE STATED)

2        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(L)      SHORT-TERM INVESTMENTS

         The Group invests in highly liquid investments with maturity less than one year, at the time of purchase that are considered to be short-term investments. The carrying amount of the investments approximates fair value due to their short maturity. The Group maintains cash and cash equivalents and short-term investments with a related company and a PRC security firm. Periodic evaluations are performed on the relative credit standing of these parties that are considered in the Group's investment strategy.

(M)      MARKETABLE SECURITIES

         Marketable securities are defined as securities available-for-sale under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 115 "Accounting for Certain Investments in Debt and Equity Securities". Marketable securities are carried at fair value, with unrealized gains and losses, if any, reported, net of tax, in other comprehensive income until realized.

(N)      EARNINGS PER SHARE

         The Group adopted the provisions of SFAS No. 128 "Earnings per share". This statement establishes guidelines for computing and presenting earnings per share ("EPS") and applies to entities with publicly held common stock or potential common stock. It also requires dual presentation of basic EPS, which is based on the weighted-average number of common shares outstanding, and diluted EPS, which is based on the weighted-average number of common shares outstanding plus all potential dilutive common shares outstanding.

(O)      STOCK OPTIONS

         The Group applies Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its employee stock options. Under APB Opinion No. 25, because the exercise price of all the options issued by the Company equals or is higher than the market price of the underlying stock on the date of grant, no compensation expense is recognized.

(P)      RECENT ACCOUNTING PRONOUNCEMENTS

         In June 2001, the FASB issued SFAS No. 141, " Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 requires the use of the purchase method of accounting and prohibits the use of the pooling-of-interests method of accounting for business combinations initiated after June 30, 2001. SFAS No. 141 also requires that the Group recognized acquired intangible assets apart from goodwill if the acquired intangible assets meet certain criteria. SFAS No. 141 applies to all business combinations initiated after June 30, 2001 and for purchase business combinations completed on or after July 1, 2001. It also requires, upon adoption of SFAS No. 142, that the Group reclassifies the carrying amounts of intangible assets and goodwill based on the criteria in SFAS No. 141.

         SFAS No. 142 requires, among other things, that companies no longer amortize goodwill, but instead test goodwill impairment at least annually. In addition, SFAS No. 142 requires that the Group identify reporting units for the purposes of assessing potential future impairments of goodwill, reassess the useful lives of other existing recognized intangible assets, and cease amortization of intangible assets with an indefinite useful life. An intangible asset with an indefinite useful life should be tested for impairment in accordance with the guidance in SFAS No. 142. SFAS No. 142 is required to be applied in fiscal years beginning after December 31, 2001 to all goodwill and other intangible assets recognized at that date, regardless of when those assets were initially recognized. SFAS No. 142 requires that the Group complete a transitional goodwill impairment test six months from the date of adoption. Upon adoption of SFAS No.142, anticipated undiscounted cash flow attributable to the intangible asset and the goodwill will be reviewed to assess whether there are any impairment losses.

         In August 2001, the FASB issued SFAS No. 143 "Accounting for Asset Retirement Obligations". SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation to be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. The Group is currently assessing the effect that adoption of SFAS No. 143 will have on its financial position and results of operations.

                 TRAMFORD INTERNATIONAL LIMITED AND SUBSIDIARIES
                       NOTES TO THESE FINANCIAL STATEMENTS

            (AMOUNTS EXPRESSED IN THOUSANDS, UNLESS OTHERWISE STATED)

2        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(P)      RECENT ACCOUNTING PRONOUNCEMENTS (CONTINUED)

         In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of", but retains its fundamental provisions for recognizing and measuring impairment of long-lived assets to be held and used. SFAS No. 144 standardizes the accounting and presentation requirements for all long-lived assets to be disposed of by sale, superceding previous guidance for discontinued operations of business segments. It requires that all long-lived assets to be disposed of by sale are carried at the lower of carrying amount or fair value less cost to sell, and that depreciation should cease to be recorded on such assets. This standard is effective for fiscal years beginning after December 15, 2001. The Group anticipates that implementation of SFAS No. 144 will have no immediate impact on its financial statements.

         In April 2002, the FASB issued SFAS No. 145, "Rescission of FAS Nos. 4, 44, and 64, Amendment of FAS 13, and Technical Corrections as of April 2002". This Statement rescinds FASB Statement No. 4, "Reporting Gains and Losses from Extinguishment of Debt", and an amendment of that Statement, FASB Statement No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements". This Statement also rescinds FASB Statement No. 44, "Accounting for Intangible Assets of Motor Carriers". This Statement amends FASB Statement No. 13, "Accounting for Leases", to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. The provisions of this Statement related to the rescission of Statement 4 shall be applied in fiscal years beginning after May 15, 2002 with early application encouraged.

         The directors do not expect a material impact on the financial statements upon adoption of the above pronouncements.

(q)      Comparative figures

         Certain comparative figures have been reclassified or extended to comply with current year's presentation.

3        BUSINESS ACQUISITION

         As discussed in Note 1, Tramford acquired controlling interests in the Newly Acquired Subsidiaries on July 1, 2000. The purchase price for the acquisition is Rmb18,964. The acquisition was accounted for using the purchase method of accounting. Accordingly, a portion of the acquisition costs has been allocated to the assets acquired and liabilities assumed based upon their estimated fair values at the date of acquisition. The excess of the purchase price over the fair value of net assets acquired was Rmb16,951 and has been recorded as goodwill which is being amortized over a period of anticipated economic benefit inflow.

         The following unaudited information presents a summary of the consolidated results of operations of the Group as if the acquisition had occurred at the beginning of the fiscal year for each of the period presented.

                                            Years ended December 31,
                                           ---------------------------
                                                 1999             2000
                                           ------------     ----------
                                                  Rmb              Rmb
         Net sales                             11,865           23,585
         Net (loss)/income                     (1,223)           1,822
         (Loss)/earnings per share              (0.15)            0.26

         The pro forma results have been prepared for comparative purposes only and include certain adjustments such as amortization expense as a result of goodwill. They do not purport to be indicative of the results of operations which actually would have resulted had the combination been in effect on January 1, 1999 or future results of operations of the consolidated entities.

                 TRAMFORD INTERNATIONAL LIMITED AND SUBSIDIARIES
                       NOTES TO THESE FINANCIAL STATEMENTS

            (AMOUNTS EXPRESSED IN THOUSANDS, UNLESS OTHERWISE STATED)

4        NON-OPERATING INCOME

         Non-operating income consisted of the following:

                                                                     Year ended December 31,
                                                          -----------------------------------------------
                                                                1999             2000             2001
                                                          ------------     ------------     -------------
                                                                 Rmb              Rmb              Rmb
           Realized gains on marketable securities                 -              300            1,242
           Bank interest                                       2,654            3,066            1,286
           Other                                                 208                7               27
                                                          ------------     ------------     -------------
                                                               2,862            3,373            2,555
                                                          ============     ============     =============

5        INCOME TAX PROVISION

         Tramford was incorporated under the laws of the British Virgin Islands ("BVI"), and under current BVI law, is not subject to tax on income or capital gains as it does not carry out business in the BVI.

         The Company's subsidiary operating in Hong Kong acts only as an investment holding company and does not generate assessable profits or incur deductible expenses for Hong Kong profits tax purposes.

         The Company's subsidiaries operating in the PRC are under the tax holiday and therefore no PRC income tax has been provided for. Tax credit from these PRC subsidiaries can be carried forward for 5 years. As the realization of the current tax credit after the tax holiday period is uncertain, full valuation allowances against deferred tax assets as at December 31, 2001 has been provided.

6        DISCONTINUED OPERATIONS

(i) Loss from operations of Disposed Subsidiaries for the period prior to the date of disposal is analyzed as follows:-

                                                                      Year ended December 31,
                                                          -----------------------------------------------
                                                              1999             2000             2001
                                                          ------------     ------------     -------------
                                                               Rmb              Rmb              Rmb
           Net Sales                                          19,225                -                -
           Loss before and after income tax provision        (14,875)               -                -

(ii)     Net assets of discontinued operations are analyzed as follows:-

                                                            As at
                                                          July 2, 1999

                                                              Rmb
           Cash and cash equivalents                            5,354
           Accounts receivable, net of provision               13,115
           Prepayments and other assets                         4,698
           Inventories, net of provision                       11,227
           Furniture, fixtures and office equipment            94,233
           Goodwill, net of amortization                        8,065
                                                         ------------
                                                              136,692

           Less:
           Short-term bank and other loans                    (56,262)
           Trade accounts payable                             (38,987)
           Other liabilities and accrued expenses             (18,300)
           Due to a shareholder                                (2,261)
           Deferred taxes                                        (597)
                                                         ------------
                                                             (116,407)

           Net assets                                          20,285
                                                         ============

                 TRAMFORD INTERNATIONAL LIMITED AND SUBSIDIARIES
                       NOTES TO THESE FINANCIAL STATEMENTS

            (AMOUNTS EXPRESSED IN THOUSANDS, UNLESS OTHERWISE STATED)

7        PREPAID EXPENSES AND OTHER ASSETS

         Prepaid expenses and other assets consisted of the following:

                                                                                   December 31,       December 31,
                                                                                           2000               2001
                                                                                            Rmb                Rmb
           Rental and utility deposits                                                      542                781
           Prepayment for inventories                                                       685                962
           Others                                                                           245                467
                                                                                  ---------------    ---------------
                                                                                          1,472              2,210
                                                                                  ===============    ===============

8        PROPERTY, PLANT AND EQUIPMENT, NET

                                                                                   December 31,       December 31,
                                                                                           2000               2001
                                                                                            Rmb                Rmb
           Leasehold improvements                                                           805                805
           Computer equipment                                                             2,493              2,596
           Furniture, fixtures and office equipment                                       1,418              1,429
           Motor vehicles                                                                   107                107
           Less: accumulated depreciation                                                (2,240)            (3,373)
                                                                                  ---------------    ---------------
                                                                                          2,583              1,564
                                                                                  ===============    ===============

         No depreciation was incurred for the year ended December 31, 1999. Depreciation for the year ended December 31, 2000 and 2001 amounted to Rmb432 and Rmb1,133 respectively.

9        INTANGIBLE ASSET

                                                                                   December 31,       December 31,
                                                                                           2000               2001
                                                                                            Rmb                Rmb
           Acquisition of network security and server switch technology                   4,000              4,000

           Less: amortization                                                              (200)            (1,667)
                                                                                  ---------------    ---------------
                                                                                          3,800              2,333
                                                                                  ===============    ===============

         No amortization was incurred for the year ended December 31, 1999. Amortization for the year ended December 31, 2000 and 2001 amounted to Rmb200 and Rmb1,467 respectively.

10       GOODWILL

                                                                                   December 31,       December 31,
                                                                                           2000               2001
                                                                                            Rmb                Rmb
           Arising from acquisitions of subsidiaries (note 13)                           16,951             16,951

           Less: amortization                                                              (141)            (3,955)
                                                                                  ---------------    ---------------
                                                                                         16,810             12,996
                                                                                  ===============    ===============

         No amortization was incurred for the year ended December 31, 1999. Amortization for the year ended December 31, 2000 and 2001 amounted to Rmb141 and Rmb3,814 respectively.

                 TRAMFORD INTERNATIONAL LIMITED AND SUBSIDIARIES
                       NOTES TO THESE FINANCIAL STATEMENTS

            (AMOUNTS EXPRESSED IN THOUSANDS, UNLESS OTHERWISE STATED)

11       OTHER LIABILITIES AND ACCRUED EXPENSES

                                                                                   December 31,       December 31,
                                                                                           2000               2001
                                                                                            Rmb                Rmb
           Consideration payable on the acquisition of the PRC Subsidiaries              18,964             18,964
             (note 13)
           Accrued professional fees                                                      1,397              1,172
           Temporary receipt                                                              1,191                819
           Accrued salaries and staff benefits                                            1,316              1,472
           Others                                                                         3,906              4,711
                                                                                  ---------------    ---------------
                                                                                         26,774             27,138
                                                                                  ===============    ===============

12       (LOSS)/EARNINGS PER SHARE

                                                                                Year ended December 31,
                                                                      ---------------------------------------------
                                                                            1999             2000             2001
                                                                      ------------     ------------     -----------
                                                                             Rmb              Rmb              Rmb
           Income/(loss) available to common shareholders:                 3,281            1,440           (9,141)
                                                                      ============     ============     ===========

           Weighted-average shares used in computing basic and
           diluted                                                         7,906            6,906            6,902
             earnings per share
                                                                      ============     ============     ===========

           (Loss)/earnings per share from continuing operations
              - Basic                                                      (0.23)            0.21            (1.32)
                                                                      ============     ============     ===========

           Earnings per share from discontinued operations
              - Basic                                                       0.65              N/A              N/A
                                                                      ============     ============     ===========

         In 1999, 2000 and 2001, exercise of the warrants and stock options would have been antidilutive and, therefore, was not considered in the computation of diluted earnings per share.

                 TRAMFORD INTERNATIONAL LIMITED AND SUBSIDIARIES
                       NOTES TO THESE FINANCIAL STATEMENTS

            (AMOUNTS EXPRESSED IN THOUSANDS, UNLESS OTHERWISE STATED)

13       SUPPLEMENTAL CASH FLOW DISCLOSURE

         On July 1, 2000, a wholly owned subsidiary of Tramford, Jingle Technology Limited ("JTL"), purchased 100% interests in BHL Networks Technology Co. Ltd. ("BHL"), which holds 76% interest in Beijing BHL Networks Technology Co. Ltd ("BBHL"). The following table summarizes non-cash investing and financing activities related to this acquisition:

                                                                      Year ended
                                                                    December 31,
                                                                            2000
                                                                             Rmb
Fair value of assets acquired:

  Cash and cash equivalents                                                 794
  Trade accounts receivable, net                                            773
  Inventories                                                             1,147
  Due from related parties                                                3,180
  Due from minority shareholders                                          4,800
  Prepaid expenses and other assets                                       1,321
  Property, plant and equipment, net                                        606
  Due to a related party                                                 (3,795)
  Other liabilities and accrued expenses                                 (2,013)
  Minority interests                                                     (4,800)
                                                                        -------
                                                                          2,013

Goodwill arising on acquisition (note 10)                                16,951
                                                                        -------
Cash consideration payable (note 11)                                     18,964
                                                                        =======

Cash consideration paid as at 31 December 2000                               --
Less : cash acquired                                                        794
                                                                        -------
Net cash acquired during the acquisition                                    794
                                                                        =======

14       RELATED PARTY TRANSACTIONS

         The transactions and balances with related parties are analyzed as follows:-

                                                           Year ended December 31,
                                                -----------------------------------------------
                                                      1999             2000             2001
                                                ------------     ------------     -------------
                                                       Rmb              Rmb              Rmb
           TRANSACTIONS WITH RELATED PARTIES

               Sales                                     -            8,265            6,598
             Purchase of technology (note 9)             -            4,000                -
             Interest income                             -              433                -
             Rental income                              46                -                -
             Rental expense                            196              267              248
             Service fee                                 -                -              142

                                                   December 31,    December 31,
                                                           2000            2001
                                                            Rmb             Rmb
           BALANCES WITH RELATED PARTIES

             Funds held in trust by a related
               company as short-term investments         20,523              868
             Due from related companies                   5,096            4,596
             Due from fellow subsidiaries                 2,143              225
             Due to a related company                       321              321

         Apart from sales to a related company of Rmb6,598 (2000: Rmb5,374) and the purchase of technology from a minority shareholder in 2000, substantially all related party transactions are entered into with fellow subsidiaries of the Group. The balances with related parties are unsecured and interest-free, and have no fixed terms of repayment.

                 TRAMFORD INTERNATIONAL LIMITED AND SUBSIDIARIES
                       NOTES TO THESE FINANCIAL STATEMENTS

            (AMOUNTS EXPRESSED IN THOUSANDS, UNLESS OTHERWISE STATED)

15       RETIREMENT PLANS

         As stipulated by the regulations of PRC, the PRC Subsidiaries are required to make contributions to the retirement plan at rates of 19% of the base salaries of their staff. Contributions made in connection with the plan, which are expensed as incurred, were Rmb95 and Rmb272 for the years 2000 and 2001. The PRC Subsidiaries have no obligation for the payment of pension benefits beyond the annual contributions described above. The Group did not participate in any retirement plan in the year 1999.

16       MOVEMENT IN SHARE CAPITAL

         Changes in share capital of Tramford are analyzed as follows:

                                                     Common Stock
                                               --------------------------
                                                                             Additional
                                                  No. of          (par         paid-in
                                       Ref        shares         US$0.01)      capital        Warrants        Total
                                      -----    ------------    ----------    -----------     ----------    ----------
                                                                   Rmb           Rmb             Rmb           Rmb
           January 1, 1999                     8,906,188            741        188,628          2,911       192,280
           Purchase of own shares     (c)      (2,000,391)         (166)        (4,363)             -        (4,529)
                                               ------------    ----------    -----------     ----------    ----------

           December 31, 1999                   6,905,797            575        184,265          2,911       187,751
                                               ============    ==========    ===========     ==========    ==========

           December 31, 2000                   6,905,797            575        184,265          2,911       187,751
                                               ============    ==========    ===========     ==========    ==========

           January 1, 2001                     6,905,797            575        184,265          2,911       187,751
           Purchase of own shares     (d)        (10,100)            (1)           (17)             -           (18)
           Expiration of warrants     (e)              -              -          2,911         (2,911)            -
                                               ------------    ----------    -----------     ----------    ----------

           December 31, 2001                   6,895,697            574        187,159              -       187,733
                                               ============    ==========    ===========     ==========    ==========

         (a) On October 10, 1996, a stock option plan was set up to grant options to certain employees and directors of the Company for a maximum of 200,000 shares. The stock option plan provides for a grant of options to employees, officers, directors and consultants of the Group. The stock option plan, which was established in October 1996, is administered by the Board of Directors or a committee appointed by the Board, which determines the terms of option's grant, including the exercise price, the number of shares subject to the option and option's exercisability. The exercise price of all options granted under the stock option plan must be at least equal to the fair market value of such shares on the date of grant. The maximum term of options granted under the stock option plan is 10 years. As of December 31, 1998, no options had been granted under the stock option plan. Pursuant to a board resolution passed on December 28, 1999, 200,000 options were granted to certain directors and officers at an exercise price of US$1.15 each. These options are exercisable within ten years commencing from December 28, 1999. No other options were issued, exercised, forfeited or expired under this stock option plan for the year ended December 31, 2000 and 2001. In addition, the Company has authorized the issuance, pursuant to the above stock option plan, of 1,000,000 Class C Warrants to the Company's existing shareholders, employees, officers, directors and consultants. As of December 31, 1999, 2000 and 2001 the Company has not issued any Class C Warrants.

         (b) The Company applies Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its employee stock options. Under APB Opinion No. 25, because the exercise price of all the options issued by the Company equals or is higher than the market price of the underlying stock on the date of grant, no compensation expense is recognized.

                 TRAMFORD INTERNATIONAL LIMITED AND SUBSIDIARIES
                       NOTES TO THESE FINANCIAL STATEMENTS

            (AMOUNTS EXPRESSED IN THOUSANDS, UNLESS OTHERWISE STATED)

16       MOVEMENT IN SHARE CAPITAL (CONTINUED)

         Pro forma information regarding net income and earnings per share is required by SFAS No. 123 "Accounting for Stock-Based Compensation", and has been determined as if the Group had accounted for its employee stock options under the fair value method of SFAS No. 123. The fair value of options granted during the year ended December 31, 1999 was RMB720. The fair value for these options was estimated at the date of grant using a Black-Scholes Option Valuation model with the following weighted-average assumptions for the year ended December 31, 1999; risk-free interest rate of 5.3%; no dividend yield; volatility factor of the expected market price of the Company's common share of 233.5%; and a weighted-average expected life of the option of ten years.

         For purposes of pro forma disclosure, the estimated fair value of the options is amortized to expense over the options' vesting period. The pro forma information of the Group is as follows:

                                             December 31,   December 31,     December 31,
                                                     1999           2000             2001
                                                      Rmb            Rmb              Rmb
           Net income/(loss)

           As reported                              3,281          1,440           (9,141)
           Pro forma                                2,561          1,440           (9,141)

           Basic earnings/(loss) per share

           As reported                               0.42           0.21            (1.32)
           Pro forma                                 0.32           0.21            (1.32)

         Because compensation expense associated with an award is recognized over the vesting period, the initial impact on pro forma net income/(loss) may not be representative of compensation expense in future years, when the effect of the amortization of multiple awards would be reflected in the income statement.

         (c) For the year ended December 31, 1999, a total of 46,500 shares of Common Stock were repurchased at an average price of US$0.67 per share. Also the Company received 1,952,291 shares of Common Stock as Share Consideration for the disposal of Jolly Mind (note 1). The shares repurchased will be reserved as treasury stocks.

         (d) For the year ended December 31, 2001, a total of 10,100 shares of Common Stock were repurchased at an average price of US$0.20 per share.

         (e) All warrants issued by the Company were expired during the year.

                 TRAMFORD INTERNATIONAL LIMITED AND SUBSIDIARIES
                       NOTES TO THESE FINANCIAL STATEMENTS

            (AMOUNTS EXPRESSED IN THOUSANDS, UNLESS OTHERWISE STATED)

17       CONTINGENCIES AND COMMITMENTS

         The Group had no material contingencies as at December 31, 2001. As of December 31, 2001, the aggregate future minimum lease payments under all non-cancelable operating lease are as follows:

                                                                  December 31,
                                                                          2001
                                                                           Rmb
           Year ending December 31,
           2002                                                            924
                                                                  ============

         Lease rental costs incurred by the Group for the year ended December 31, 1999, 2000 and 2001 amounted to Rmb196, Rmb1,121 and Rmb2,014 respectively.

         As of December 31, 2001, the Group had commitments to acquire a commercial property on behalf of a related party from a third party for an aggregate consideration of Rmb773 of which Rmb300 had been paid as deposit. The deposit is classified as prepaid expenses and other assets in the financial statements.

18       SEGMENT INFORMATION

         Segments were determined based on products and services provided by each segment. Accounting policies of the segments are the same as those described in the summary of significant accounting policies. Segment performance is evaluated based on profit or loss from operations before interest, other income/expense and taxes. Product sales constitute the sale of network security softwares and devices. Rendering of services represents the provision of information technology services. The Group's operations have been classified into two business segments: product sales and rendering of services. Summarized financial information by business segment for 2001 and 2000 is as follows:

                                                       Operating              Net      Depreciation
                                                         profit/       identifiable             and          Capital
                                           Revenue        (loss)           assets      amortization      expenditures
                                         ----------    ------------    ------------    --------------    -------------
                                               Rmb           Rmb              Rmb               Rmb              Rmb
           Year 2001
           Product sales                       707        (6,330)          13,443             2,238               97
           Rendering of services             6,598          (610)           5,024               362               16
                                         ----------    ------------    ------------    --------------    -------------
           Total operating segments          7,305        (6,940)          18,467             2,600              113
           Corporate                             -        (2,201)          34,098             3,814                -
                                         ----------    ------------    ------------    --------------    -------------
           Group                             7,305        (9,141)          52,565             6,414              113
                                         ==========    ============    ============    ==============    =============

           Year 2000
           Product sales                    10,353        (1,565)          19,773               433            6,001
           Rendering of services             5,374         1,164            5,634               199              429
                                         ----------    ------------    ------------    --------------    -------------
           Total operating segments         15,727          (401)          25,407               632            6,430
           Corporate                             -         1,841           34,168               141           16,951
                                         ----------    ------------    ------------    --------------    -------------
           Group                            15,727         1,440           59,575               773           23,381
                                         ==========    ============    ============    ==============    =============

         The Group did not operate in distinguishable segments for the continuing operations during the years ended December 31, 1999.

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company certifies that it meets all of the requirements for filing Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                    TRAMFORD INTERNATIONAL LIMITED


DATE: June 28, 2002                 /s/ Michael Siu
                                    --------------------------------------------
                                    Name:  Michael Siu
                                    Title: Chief Financial Officer and Secretary