Form 20-F
period 2002-12-31
TRAMFORD INTERNATIONAL LTD
filed 2003-07-15
CIK 1027454

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number

TRAMFORD INTERNATIONAL LIMITED

(Exact name of Registrant as specified in its charter)

(Translation of Registrant’s name into English)

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

None

(Title of Class)

As of June 15, 2003, there were 6,895,697 shares of Common Stock outstanding, with par value of US$0.01 each.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes	☐ No

Indicate by check mark which financial statement item the registrant has elected to follow

☐ Item 17	☒ Item 18

PART I

Item 1. Identity of Directors, Senior Management and Advisers

     Not Applicable.

Item 2. Offer Statistics and Expected Timetable

     Not Applicable.

Item 3. Key Information

A.	Selected financial data.

     The following selected financial data should be read in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, and the Financial Statements and Notes thereto included elsewhere in this Annual Report.

     The selected financial data at December 31, 2001 and 2002 and years ended December 31, 2000, 2001 and 2002 have been derived from and should be read with our audited consolidated financial statements, including notes to the consolidated financial statements, included in this Annual Report beginning on page [F-1]. We derived the selected financial data at December 31, 2000, 1999 and 1998 and for the years ended December 31, 1999 and 1998 from our consolidated financial statements, which have been prepared in according with U. S. GAAP, but have not been included in this Annual Report.

     All financial data included elsewhere in this Annual Report are expressed, unless otherwise stated, in the nearest thousand of Renminbi (“Rmb”). In this Annual Report, references to “Reminbi” or “Rmb” are to the currency of the People’s Republic of China, and references to “U.S. dollars” or “US$” are to the currency of the United States of America. This Annual Report contains translations of Reminbi amounts into U.S. dollar amounts, solely for your convenience. Unless otherwise indicated, the translations have been made at Rmb8.28 = US$1.00, which was the noon buying rate in The City of New York for cable transfers in Reminbi as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2002. See Item 3 “Key Information — Selected Financial Data — Exchange Rate Information” for historical information regarding this noon buying rate. You should not construe these translations as representations that the Reminbi actually represents such U.S. dollar amounts or could have been or could be converted into U.S. dollars at the rate indicated or at any other rates.

	(Amounts in thousands, except per share data)

	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,

	1998	1999	2000	2001	2002	2002
	Rmb	Rmb	Rmb	Rmb	Rmb	US$(1)

Statement of Operations Data:
Operating loss	(4,325)	(4,717)	(2,029)	(13,361)	(19,910)	(2,404)
Non-operating income	4,334	2,862	3,373	2,555	2,456	297
Income/(loss) from continuing operations before income tax provision and minority interests	9	(1,855)	1,344	(10,806)	(17,595)	(2,124)
Discontinued operations
Profits/(Loss) from operations of disposed subsidiaries	(37,760)	(14,875)	—	—	—	—
Gain on disposal of subsidiaries	—	20,011	—	—	—	—
Net income/(loss) for the year	(37,751)	3,281	1,440	(9,141)	(15,446)	(1,864)
(Loss)/earnings per share	(4.20)	0.42	0.21	(1.32)	(2.24)	(0.27)
Earnings/(loss) per share from continuing operations	0.01	(0.23)	0.21	(1.32)	(2.24)	(0.27)
(Loss)/earnings per share from discontinued operations	(4.20)	0.65	N/A	N/A	N/A	N/A
Supplemental data to Statements of Operations
Net sales (2)	43,080	19,226	15,727	7,305	8,283	1,000
Cost of goods sold (2)	42,943	17,680	12,612	5,203	4,825	583
Gross Profit/(loss)(2)	137	1,545	3,115	2,102	3,458	417
Balance Sheet Data:
Total assets	74,503	74,803	104,128	93,407	55,208	6,667
Total liabilities	3,063	4,562	27,743	27,846	7,818	944
Shareholders’ equity	71,440	70,241	71,681	62,522	46,500	5,616

(1)	For the convenience of the reader, translation of amounts from Renminbi (“Rmb”) into United States Dollars (“US$”) has been made at the noon buying rate in New York City for cable transfer in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2002 of Rmb 8.28 = $1.00. No representation is made that the Renminbi amounts could have been, or could be, converted into United States Dollars at that rate or at any other certain rate. The table set forth the average, high, low and period-end noon buying rate between the Rmb and the U.S. dollar (in Rmb per U.S.dollar) is set out in Item 10 (D). The Renminbi is not freely convertible into foreign currencies. The China government has instituted a single regulated floating exchange rate system principally based on market supply and demand. Under this system, a nationwide inter-bank foreign exchange banks where Renminbi can be converted into foreign currencies subject to prior approval from the China State Administration of Exchange Control.

(2)	Net sales, cost of goods sold and gross profit/(loss) for each of the two years in the period ended December 31, 1998 and 1999 refers to that of Linyi Baoquan Bathtub Company Limited (“Baoquan”) and Linyi Xinhua Building Ceramics Company Limited (“Xinhua”) disposed in July 2, 1999. Baoquan and Xinhua are hereinafter referred to, collectively, as the “PRC Operations”. Net sales, cost of goods and gross profit/(loss) for each of the three years in the period ended December 31, 2000, 2001 and 2002 refers to that of the BHL Networks Technology Co. Ltd. (“BHLNet”) and Beijing BHL Networks Technology Co. Ltd. (“BBHL”) acquired in June 30, 2000. BHLNet and BBHL are hereinafter referred to, collectively, as the “Newly Acquired Operations”.

(3)	Readers may refer to Item 4 (A) — “Information of the Company” to obtain additional information of the change of business of the Company in 2000.

B.	Capitalization and indebtedness.

Not Applicable.

C.	Reasons for the offer and use of proceeds.
Not Applicable.

D.	Risk factors.
Certain risks associated with your investment in our common stock are described below. These risks and other additional risks not presently known to us or that we deem immaterial may impair our business operations and could materially adversely affect our business, operating results and financial condition and could result in a complete loss of your investment. You should carefully consider the risks described below and other information in this annual report before deciding to invest in the Company.

Our business is facing a highly competitive market in China.

We are subject to all of the risks, uncertainties, expenses, delays, problems and difficulties frequently encountered in the establishment of a software and technology business on the Internet in China which is generally characterized by intense competition.

Our potential competitors may come from:

–	competitors who have greater financial and marketing resources and greater name recognition;

–	competitors have similar definition in their products;

–	the large global competitors, especially after China’s entry into the World Trade Organisation (the “WTO”).

     The Internet market is subject to continuing definition and new competitors may better position themselves to compete in the market as it matures. Following the execution of the WTO agreement by China, entry barriers, even it is still unclear presently, are executed to be eliminated in coming years, which may intensify the competition. If we fail to continuously maintain our leadership in the market, our results may be adversely materially affected.

     It is hard to estimate our financial results

     Our revenues, gross margins and operating results may fluctuate significantly due to, among other things:

–	our ability to obtain timely and accurate user sales information;

–	the effectiveness of our distribution channel;

–	product upgrading or updating progress by us or our competitors;

–	the mix of products sold;

–	Our price changes and those of our competitors’;

–	our research and development and marketing abilities;

–	the acquisition costs of technology or businesses;

–	employee wages pressure arising from increased competition for skilled employees and increased governmental staff welfare regulations;

–	extraordinary costs incurred for acquisitions or any reductions in forces, if any; and

–	the number of new projects led by the Chinese government bureaus.

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

     Our success also depends in large part upon the continued contributions of Li Xiao Hong, our Chairman of the Board and President, and Jiang Xinhao, our Chief Executive Officer. The loss of their services or the services of certain other key employees could materially adversely affect our business and prospects.

     We are subject to risk of hackers’ attacks

     Following the increase in computer crimes in China, computer hackers may create viruses to sabotage or otherwise attack our products. Although no such event has occurred or discovered to date, the adverse impact arising from any virus sabotage or attacks cannot be ignored. If sabotage or attacks on our products do happen, our customers’ computer systems could be seriously damaged. Consequently, our business will be adversely impacted as a result of damaged professional image.

     Risks of acquisition of new business, products and technologies

     Our industry has experienced, and is expected to continue to experience, a significant amount of consolidation. Even we do not expect new acquisition in the foreseeable future, acquisition may also be one of our long-term strategy to synergize our market growth and technology advancement.

     Our acquisitions and strategic investments, if any in the future, however, may involve a number of risks and the expected benefits of these transactions may not be realized. We may lose all or a portion of our investment and our available cash and securities, if used as part of the acquisition consideration, could result in, respectively, significant acquisition-related charges to earnings and dilution to our shareholders. We may also be adversely affected if contingent or off balance sheet liabilities exist.

     We are subject to risks of rapid technological change in the market and the risks associated with the product development

     The network security and network management market is highly fragmented and characterized by ongoing technological developments, evolving industry standards and rapid changes in customer requirements. Our success will depend on our ability to:

–	provide a broad range of network security and network management software products;

–	timely develop and introduce new products with technological advances;

–	respond promptly to new customer requirements;

–	comply promptly with evolving industry standards;

–	provide upgrades and updated to users frequently at the lowest costs; and

–	maintain compatibility of our products with popular operating systems and develop products that are compatible with new or otherwise emerging operating systems.

     Our product enhancements or new products may not adequately address the changing needs of the marketplace. New products with new technological capabilities could replace or shorten the life cycle of our products or cause our customers to defer or cancel purchases of our existing products.

     Our product development efforts are impacted by the adoption or evolution of industry standards and currently, no uniform industry standard had developed in the market for encryption security products. As industry standards are adopted or evolve, we may have to modify existing products or develop and support new versions of existing products. In addition, if no industry standard develops, our products and our competitors’ products could be incompatible, which could prevent or delay overall development of the market for a particular product. If our products fail to comply with existing or evolving industry standards in a timely fashion, if any in the future, our business, results of operation and financial condition could materially and adversely affected.

     Our long-term success depends on our ability to upgrade and update existing product offerings, modify and enhance acquired products and introduce new products, which meet our customers’ needs. Future upgrades and updates may include additional functionality, respond to user problems or address compatibility problems with changing operating systems and environments. We believe that our ability to provide these upgrades and updated frequently and at low costs is key to our success. Failure to release upgrades and updated could have a material adverse effect on our business, results of operations and financial condition. In addition, future changes in popular operating systems could cause compatibility problems with our products. Further, delays in the introduction of future versions of operating systems or lack of market acceptance of these future versions would delay or reduce demand for our future products which were designed to operate with these future operating systems. Our failure to introduce in a timely manner new products that are compatible with operating systems and environments preferred by users would materially adversely affect our business, results of operation and financial condition.

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

     We expect the volatility of our stock price will continue

     Our stock price was volatile and ranged from a per-share high of US$1.00 to low of US$0.01. On June 19, 2003, the per share closing price for common stock was US$0.28. Announcements and our ability to meet the expectations of investors with respect to our operating and financial results may contribute to current and future stock price volatility. It is a general situation in the United States, even currently there existed no such litigation, following periods of volatility in the market price of a company’s stock, securities class action litigation has often been instituted. Any litigation, if instituted, could cause substantial costs incurred and the diversion of management’s attention and resources.

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

     A majority of Chinese laws, regulations and legal requirements governing the Internet are relatively new and untested, their interpretation and enforcement of what is deemed to be socially destabilizing by Chinese authorities may involve significant uncertainty. In addition, the Chinese legal system is a civil law system in which decided legal cases have little precedential value. As a result, we cannot predict the actions of Chinese legal authorities, particularly with regard to the Internet and software, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement of local regulations by national laws.

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

     If we are found to be in violation of any existing or future Chinese laws or regulations, the relevant Chinese authorities would have broad discretion in dealing with such a violation, including, without limitation, the following:

–	levying fines;

–	revoking our business license;

–	requiring us to restructure our ownership structure or operations; and

–	requiring us to discontinue any portion or all of our Internet business.

     We are subject to risks relating to operating a business in China

     China’s entry into the WTO. China formally became a member of the WTO in 2002. China is required to reduce tariffs and to eliminate other trade restrictions, which may lead to increased foreign investment and foreign competition in China’s markets from international companies and the impact of which on China’s economy and our business would remain uncertain. The foreign competitors are usually characterized by better research and development and financial backup who can bear a longer period of net operating loss and have larger scaled marketing campaign. Even we have optimistic expectation because of customers’ preference in using locally developed products and our technical strength, our operation may also be adversely affected if eventually the foreign competitors form joint ventures with certain local competitors.

     Chinese government controls the conversion of the Chinese currency, the Renminbi. We must rely on the Chinese government’s foreign currency conversion policies, which may change at any time, in regard to our currency exchange needs. In 2002, a 77.4% of total revenue is received in Renminbi, which is not freely convertible into other foreign currencies. In China, the government has control over Renminbi reserves through, among other things, direct regulation of the conversion of Renminbi into other foreign currencies and restrictions on foreign imports. Although foreign currencies which are required for “current account” transactions, such as the payment of dividends to shareholders to foreign invested enterprises such as ourselves, can be bought freely at authorized Chinese banks, the proper procedural requirements prescribed by Chinese law must be met. At the same time, Chinese companies are also required to sell their foreign exchange earnings to authorized Chinese banks and the purchase of foreign currencies for capital account transactions still requires prior approval of the Chinese government. This type of heavy regulation by the Chinese government of foreign currency exchange restricts certain of our business operations and a change in any of these government policies, or any other, could further negatively impact our operations.

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

     Fiduciary Duties. Under the laws of most jurisdictions in the United States, majority and controlling shareholders generally have certain “fiduciary” responsibilities to the minority shareholders. Shareholder action must be taken in good faith and actions by controlling shareholders which are obviously unreasonable may be declared null and void. British Virgin Islands law protecting the interests of minority shareholders may not be as protective in all circumstances as the law protecting minority shareholders in United States jurisdictions. In addition, in most United States jurisdictions, directors owe a fiduciary duty to the corporation and its shareholders, including a duty of care, pursuant to which directors must properly apprise themselves of all reasonably available information, and a duty of loyalty, pursuant to which they must protect the interests of the corporation and refrain from conduct that injures the corporation or its shareholders or that deprives the corporation or its shareholders of any profit or advantage. Many United States jurisdictions have enacted various statutory provisions which permit the monetary liability of directors to be eliminated or limited. Under British Virgin Islands law, liability of a corporate director to the corporation is basically limited to cases of willful malfeasance in the performance of his duties or to cases where the director has not acted honestly and in good faith and with a view to the best interests of the corporation.

     Enforcement of Civil Liabilities. There is doubt that the courts of the British Virgin Islands would enforce, either in an original action or in an action for enforcement of judgments of United States courts, liabilities which are predicated upon the securities laws of the United States.

     Our results may be affected by the Severe Accute Respiratory Syndrome (“SARS”)

     The SARS happened since the beginning of 2003 had caused significant impact on us. Since our market was focused on Beijing and Northern China, the most infected areas in China, the entire withholding of the government and customers’ tenders had hampered our business operation and development. Also due to the close of offices by most customers, we were unable to perform duties as stipulated in our agreements, which may eventually delay our completion and thus affect the receipt of contract sums due. Even the SARS is now under control, there is no assurance that it will not re-emerge in the coming winter. Our results may be materially and adversely affected if another SARS or similar epidemic happens.

Item 4.  Information on the Company

     Except as otherwise required by the context, references in this Annual Report to “Tramford”, “Company”, “us” or “we” refer to Tramford International Limited. The term “you” refers to holders of Common Stocks. The terms “Hong Kong” and the “Government” refer to the Hong Kong Special Administration Region of the People’s Republic of China and its government, respectively. The term “PRC”, “China” and “The PRC government” refers to the People’s Republic of China and its government.

     Some of the statements contained in this annual report contain forward-looking information within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are found in Item 3, this Item 4, Item 5 and other sections in which the future prospects of the Company are discussed. These statements include information concerning:

•	growth and operating strategy,

•	liquidity and capital expenditures,

•	the Company’s financing plans,

•	industry trends, and

•	payment of dividends.

     You can identify these statements by forward-looking words such as “expect”, “believe”, “goal”, “plan”, “intend”, “estimate”, “may”, “can”, “could”, “will” and “would” or similar words. These forward-looking statements involve known and unknown risks, uncertainties and other factors, including those described in this Item 4 and elsewhere in this annual report that could cause our actual results to differ materially from those anticipated in these forward-looking statements. For a further discussion of such risks and uncertainties, see Item 3 “Key Information — Risk Factors”. You should consider these factors carefully in evaluating any forward-looking statements and should not place any undue reliance on any forward-looking statement. You should keep in mind that any forward-looking statement made by us in this Annual Report or elsewhere speaks only as of the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We are under no obligation to, and do not intend, to update or revise our forward-looking statements made herein to reflect actual results or changes in assumptions or other factors that could affect those statements.

A.	History and development of the Company.

     The Company was incorporated as an International Business Company under the laws of the British Virgin Islands (“BVI”) in September 1995. The Company previously owned, through its wholly owned subsidiaries, Jing Tai Industrial Investment Company Limited (“Jing Tai”) and Jolly Mind Company Limited (“Jolly Mind”), both Hong Kong companies, 95% equity interests in each of Linyi Baoquan Bathtub Company Limited (“Baoquan”) and Linyi Xinhua Building Ceramics Company Limited (“Xinhua”) (collectively, the “PRC Operations”). The PRC Operations are Sino-foreign equity joint ventures incorporated under the laws of China. A wholly owned subsidiary of Jing Tai, Beijing Taigong Sanitary Wares Company Limited (“Taigong”), was also incorporated in Beijing in 1997 under the laws of China as our administrative and sales support office of the PRC Operations.

     Pursuant to certain sales and purchases agreements entered into among Jing Tai, Shandong Linyi Industrial Enamel Joint Stock Company (“Linyi Industrial”), Jolly Mind and Shandong Luozhang Group Company (“Shandong Luozhang”), on July 2, 1999, the Jing Tai’s interest in the PRC Operations were disposed of through the sale by Jing Tai of its 60% interests in each of Baoquan and Xinhua to Shandong Luozhang in cash consideration of Rmb28 million. Pursuant to a Share Purchase Agreement dated July 2, 1999 entered into between the Company and Linyi Industrial, the Company sold all of its interest in Jolly Mind, which owns a 35% interest in each of Baoquan and Xinhua, to Linyi Industrial in consideration of 1,952,291 shares (the “Consideration Shares”) of Common Stock of the Company. In January, 2000, Taigong applied for a voluntary dissolution which was approved in March, 2000.

     On June 30, 2000, the Company’s wholly owned subsidiary, Jingle Technology Co., Ltd., entered into an agreement with China Internet Technology Co., Ltd. (“China Internet”) and Great Legend Internet Technology and Service Co., Ltd. (“Great legend”) to acquire the entire outstanding shares of BHL Networks Technology Co. Ltd. (“BHLNet”), a company incorporated under the laws of the BVI, which owns a 76% interest in Beijing BHL Networks Technology Co. Ltd. (“BBHL”), a company incorporated under the laws of China. BHLNet and BBHL are hereinafter referred to, collectively, as the “Newly Acquired Operations”

     The Company’s registered office is located at P.O. Box 71, Craigmuir Chambers, Road Town, Tortola, BVI. Only corporate administrative matters are conducted at this office, through the Company’s registered agent, HWR Services Limited. The Company’s principal executive office is located at 34th Floor, West Tower, Shun Tak centre, 200 Connaught Road Central, Hong Kong.

B.	Business overview.

     Company Overview

     The Company was transformed to a network technology service provider after our acquisition of the BHLNet in 2000. Our new business focuses on the network security and related software development. Our long-term goal is to maximise the value of the Company and thus the shareholders’ value, with an operating strategy focused on technology innovation. We stress innovation, reliability, flexibility and efficiency to ensure high degree of advancement in technology and commercialisation of research results. We believe the existing market preference of local products and services, the governmental regulations and our technological advancement will create good market opportunities for our business.

     Upon the acquisition of the BHLNet, we positioned ourselves as a provider of system integration services, network security and network management solutions. With limited investment in research and development at the initial stage, which is caused by our difficulties in recruiting qualified staff and our reliance on shift of mature technologies from the Institute of Computing Technology (“ICT”), our products are generally similar to those provided by our competitors. In order to pioneer ourselves, we switched our business focus to self-developed security software in 2001 and had established a research and development team formed by experienced research staff recruited from universities and competitors. This change was proved successfully, in particular in the development of the Intranet/Internet Physical Separation Security Solution (the “IPSSS”), a unique product which was generally recognized and certified by the relevant government agencies and had accounted for the majority of the 2002 sales.

     We are now developing a series of IPSSS related products to meet the requirements of different users. We expect the different mix of new products, once available, will further strengthen our relatively unique position in the Chinese network security market. Due to the government attention on network security and the preference in using locally-developed products, our business opportunities expected to further expand.

     Business Strategy

     Tramford intends to achieve our business goal primarily through the following strategies:

     Be unique, be specific and be professional

     We always emphasize that professional service shall be characterized by the ability to develop unique technology and products to satisfy our customers’ specific needs. In 2001, we successfully developed the IPSSS. Due to our speciality in technique, we are protected by some entry barrier. We expect our existing research and development capability will maintain competitive in the near future. As a policy of the Company, we reward employees contributing to the development of new technology and products. We will utmost efforts to maintain our technology position in the market.

     Co-operations with other leading local providers

     To further expand our market into other business sectors, we had tried near the end of 2002 to co-operate with certain leading system integration service providers in China, like the Legend Group, the largest local computer manufacturer in China, to tie up our security products into their products for sale to customers. Since 2003, the Company will tailor our security products according to the requirements of the customers sourced by the Legend Group. The Legend Group is currently providing solutions to a number of large local enterprises and we are one of its nominated sub-contractors in the respect of network security. We believe our co-operation with the Legend Group is an efficient way to extend our products to the business sector and is a good opportunity for us to understand more about the sector’s needs for our future expansion.

     Capitalise on the strengths of Beijing Holdings

     Beijing, being the capital of China, is the base of headquarters of large local and overseas enterprises and government agencies. Beijing Holdings, the controlling shareholder of the Company, is the sole window company of the Beijing Municipal Government established in Hong Kong. Since its incorporation in 1979, Beijing Holdings and its management, all of them were ex-government senior officials, had established long-term and good relationships with majority of local enterprises and government agencies. Mr. Li Xiao Hong, the Board Chairman and the president of the Company and also the Deputy General Manager of Beijing Holdings, has agreed to utilise his extensive business relationships with the senior management of potential customers in the Company’s business development. Besides, Beijing Holdings expressed support to the Company in our future development.

     As we expect the government agencies and universities will remain in the foreseeable future as our major customers, we believe our specific relationships with Beijing Holdings, especially the personal relationships established between the management of Beijing Holdings and the leaders of these potential customers, may contribute positively in our business development.

     Capitalise on the strengths of ICT

     ICT is a shareholder of BBHL. ICT, an institution under the Chinese Academy of Sciences (“CAS”), is well recognized in China and globally in terms of its academic reputation and specializes in the research and development of high-performance computer systems. The mission of ICT is “Invigorate China through Science and Education”. The research of ICT is divided into fundamental research, key technology research and application research. These research fields supplement each other and work in coordination to develop key technologies for the national economy and the people’s livelihood and to transform research results into high technology products to meet the market needs. The management of ICT highly appreciates the cooperation with Beijing Holdings and the Company. They have agreed as a matter of priority to sell well-established techniques, at a lower than normal price, to the Company of their latest research results.

     The Company believes the support from ICT, even though not our main source for advanced technology, serves as one of the technology platforms of our company. We can launch new products faster than certain competitors and have savings in research and development costs , and thus, higher margin can be obtained.

     Description of Products and Services

     Our products focus on three important areas of Internet application: network security, network management and e-business software development. We are focusing our effort on building a line of complementary network security and network management solutions. Except the e-business software development is separately performed in the Zhuhai Branch, for reason of easy access, fast reaction and better communications with our Hong Kong customers, the network management and network security products will complement each other in order to provide a full range services to our customers. We usually provide solutions to our customers which include the design, installation, testing, consulting and training services.

     Network security, which primarily includes the IPSSS, Secure Channel, Secure Server and the Secure Suite CA V1.1 Certified Service System. These products are currently largely sold to government authorities and universities. We believe the potential for this market is growing as the trend of using locally developed software by enterprises in China is increasing.

     Network management, which primarily includes the BHL LDAP Catalogue Server, BHL Search Engine V2.0, BHL Charging Proxy of Network Expenses and BHL Re-broadcasting system V2.0. These products are highly efficient, intelligent and provide high performance in assisting the enterprises in increasing the automatic abstracting and classification of information influx and controlling network expenses.

     E-business software development, which primarily includes the tailor-made software developed, according to the specific requirements of the customers in Hong Kong by the Zhuhai Branch. Through years of experience, we have accumulated thorough understandings of these businesses and the specific requirements in port business, on-line banking and on-line brokerage.

C.	Organizational structure.

     Control of the Company

     Except as disclosed in the footnotes to the table contained in paragraph (b) of this Item 4 below, the Company, to the best of its knowledge, is not directly or indirectly owned or controlled by another corporation or by any foreign government.

     The following table sets forth as of June 24, 2003, (i) all persons known to the Company to be the owner of more than ten percent of the Company’s Common Stock and the Common Stock owned by the officers and directors as a group.

Common Stock	Beijing Holdings	4,372,882	63.41%
	34th Floor, West Tower, Shun Tak Centre,
	200 Connaught Road Central, Hong Kong	(2)(3)

Common Stock	Great Legend	1,186,441	17.21%
	c/o 34th Floor, West Tower, Shun Tak Centre,
	200 Connaught Road Central, Hong Kong	(4)

Common Stock	China Internet	508,474	7.37%
	c/o 34th Floor, West Tower, Shun Tak Centre,
	200 Connaught Road Central, Hong Kong	(4)

Common Stock	All officers and directors	6,067,797	87.99%
	As a group ([three] persons)	(2)(3)(4)

(1)	Unless otherwise noted, the Company believes that all persons named in the table have sole voting and investment power with respect to all shares of Common Stock beneficially owned by them.

(2)	Included in the 4,372,882 shares owned by Beijing Holdings are 974,576 shares and 849,576 shares owned by, respectively, CMEC Ceramics Holdings Limited (“CMEC”) and Perfect Capital Holdings Limited (“Perfect Capital”). CMEC was previously owned by CMEC-GE Capital China Industrial Holding Limited. Pursuant to a sale and purchase agreement dated June 30, 2000, Beijing Holdings acquired the entire interest of CMEC. Pursuant to another sale and purchase agreement dated May 30, 2002, Beijing Holdings, through Perfect Capital, a 100% subsidiary, acquired the entire shares of the Company held by Oriental Patron China Investment Limited, an initial shareholder of the Company.

(3)	Mr. Li Xiao Hong, Chairman of the Board and President of the Company, is the Deputy General Manager of Beijing Holdings and therefore he may be deemed to beneficially own the shares of Common Stock owned by Beijing Holdings. Mr. Li disclaims any beneficial interest in the shares of Common Stock owned by Beijing Holdings. In addition to Mr. Li, the Beijing Municipal Government of the PRC, the principal shareholder of Beijing Holdings, may be deemed to beneficially own the shares of Common Stock owned by Beijing Holdings.

(4)	Pursuant to a sale and purchase agreement dated June 30, 2002, China Internet and Great Legend acquired, respectively, 1,186,441 shares and 508,474 shares from China C&Y International Holdings Limited, another initial shareholder of the Company.

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

D	Property, plants and equipment.

     The Company shares its office, free of charge, with Beijing Holdings, the controlling shareholder, which is situated at 34th Floor, West Tower, Shun Tak Centre, 200 Connaught Road Central, Hong Kong. Jing Tai, Jingle and BHL Networks are situated at the same office of the Company.

     BBHL leases its office at Room 214-216, Tai Li Min Yuan Office Building, No. 1, Wai Guan Xie Street, Chaoyang District, Beijing, 100011, China at a monthly rent of Rmb 53 for a period of two years commencing from September 20, 2002. Prior to this movement, BBHL leased 8th Floor, Anhua Development Building No.35, Anding Street, Chaoyang District, Beijing, 100029, China at a monthly rent of Rmb89.

     The Company’s principal fixed assets is computer equipment. As at December 31, 2002, the total net book value of the computer equipments amounted to approximately Rmb 0.34 million, which represented 63.7% of the total fixed assets of the Company.

     The Company believes that the physical facilities are adequate to conduct the Company’s business during the next 12 months.

E	Corporate governance

     The Company is committed to ensuring high standards of corporate governance in the interests of shareholders and devotes considerable effort to identifying and formalising best practices.

     The overall management of the Company’s business is vested in the Board of Directors, with attention focused on matters affecting the Company’s finances and shareholders. These include financial statements, dividend policy, significant changes in accounting policy, the annual operating budget, certain material contracts, major investments, risk management strategy and treasury policies. Through delegation of responsibilities to the President and the Chief Executive Officer, who are also members of the Board, the day-to-day management of the Company’s business is closely monitored by the Board.

     The members of the Board of Directors communicate frequently to access the development of the Company’s business. All members of the Board of Directors have full and timely access to relevant information and may take independent professional advice if necessary. Due to the simple business nature of the Company, it does not formally establish the audit committee, remuneration committee and nomination committee but the Board of Directors are performing informally the functions of these committees as the matters related to these committees, according to the Company’s policies, must be approved by the Board. However in light of the new requirement provided when Sarbanes-Oxley Act 2002, the Company is considering the issues in the set up of audit and compensation committees and establishing internal governance and ethics procedures and code of conduct.

     The Company is committed to ensure the existence of high standard of business ethics and integrity. Due to limited staff and functional departments in previous years, closer monitoring control, which is considered more effective and efficient in ensuring the control procedures, is exercised instead of a formal code of conducts issued, trained and communicated to our staffs,. However, along with the Company’s growth and expansion, the Company is intending to issue a code of conducts in the coming year. The Company will carry out extensive training to ensure all levels of staff understanding the content of the code and the philosophy behind an ethical working culture.

     The legislation of the U.S. Sarbanes-Oxley Act 2002, which seeks to enhance the transparency and accountability of companies in the areas of corporate governance and financial reporting, was signed into law by the President of the United States on July 30, 2002. As the Company is listed on the US market and is a SEC reporting company, it is generally bound by this new legislation. The Company is in the process of reviewing the existing internal systems and practices and taking other steps to comply with the relevant provisions.

Item 5. Operating and Financial Review and Prospects

     MANAGEMENT’S DISCUSSION AND ANALYSIS

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

     All financial data referred to in the following management’s discussion has been prepared in accordance with U.S. GAAP. Results of operations for the years ended December 31, 2000, 2001 and 2002 refers to the audited consolidated results of the Company for the years ended December 31, 2000, 2001 and 2002. The results of operations for the year ended December 31, 2000 incorporate the results of the Newly Acquired Operations since July 1, 2000, the effective date of its acquisition.

     The Company believes the following critical accounting policies may affect its judgments and estimates used in the preparation of this consolidated financial statements: -

     Revenue recognition. Revenue for product sale is recognized upon the title of the good passed to the customer. Should the contract include product sale together with the installation service, revenue is recognized after the successful installation of the product. Revenue from rendering of service is charged on a monthly basis, which is based on contracted professional fee multiplied by number of staff assigned to the project. Number of professional staff required is usually determined two months in advance according to the progress of the project managed by our customers

     Software development cost. The Company follows the suggested accounting treatment of the Statement of Financial Accounting Standard (SFAS) No. 2, “Accounting for Research and Development Costs” to account for the research and development costs. Costs that are related to the conceptual formulation and design of licensed programs are expensed as research and development costs in the consolidated income statements. The Company will capitalize the direct costs attributable to the research and development of software as assets during the period commencing from the establishment of technical feasibility of the licensed program and ending when the products are generally released to the market for sale. Capitalized costs will be amortized over the lesser of the amount computed based on the estimated revenue distribution over the products’ revenue-producing lives, or the straight line method, and is applied over periods ranging up to two years, starting from the year when the product is released to the market. Accordingly, a total of Rmb 0.2 million was capitalized in the year ended December 31, 2001 (the “2001 Period”) and amortization of Rmb0.1 million was charged for the year ended December 31, 2002 (the “2002 Period”). There is no software development cost capitalized in the 2002 Period.

     Goodwill and intangible assets. Prior to January 1, 2002, the Company periodically reviewed and evaluated the amortization policy of goodwill and intangible assets, with reference to the lives of techniques acquired, the acceptance of the products by the market, the policies adopted by other companies in the same industry and the estimated future economic benefits generated by the products. Impairment loss will be recognized in the consolidated income statements if the anticipated undiscounted cash flow from these assets is less than its carrying value. In the 2001 Period, the Company performed a review of the amortization period and had reassessed the amortization period of goodwill and intangible asset from twenty years and five years to, respectively, five years to three years. The revised accounting estimates had been adopted prospectively from January 1, 2001 and the effect to the change was to increase amortization charge of goodwill and intangible asset for the 2001 Period by, respectively, Rmb 2.9 million and Rmb 0.7 million. Effective January 1, 2002, upon the adoption of SFAS No. 142, “Goodwill and Other Intangible Assets”, the Company has ceased the amortization of its goodwill. Instead, it performs periodic evaluation on the carrying value of goodwill and intangible assets, as described below.

     Impairment Review. Prior to January 1, 2002, the Company periodically evaluates the carrying value of its long-lived assets, including property, plant and equipment, goodwill and intangible assets, for impairment. The carrying value of a long-lived asset is considered impaired by the Company when the anticipated undiscounted cash flow from such asset is separately identifiable and less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved or based on independent appraisals. Effective January 1, 2002. we do not amortize goodwill. Instead, we perform tests for impairment of goodwill annually or more frequently if events or circumstances indicate it might be impaired. Such tests include comparing the fair value of a reporting unit with its carrying amount, including goodwill. Impairment assessments are performed using discounted cash flow estimates. An estimated discount rate is applied considering the Company’s cost of capital rate and specific country and industry risk factors. Based on our impairment assessment under SFAS No. 142, it prompted a re-assessment of all key assumptions underlying our goodwill valuation judgments. As result of our review, we determined that goodwill impairment charges of Rmb 7.2 million was required on the goodwill recorded in our Beijing segment of the Company. The amount of the charge was equal to the difference between the carrying amount of goodwill and its implied fair value, which is based on the fair value of the net assets in respect of reporting units. Management estimates the future cash flows expected to derive from the use and, if applicable, the terminal value of the assets. The key variables that management estimate include, among other factors, growth rate and profitability margin. Although the assumptions used are consistent with our internal planning, significant management judgment is involved in estimating these variables, which include inherent uncertainties. If such assets are considered impaired, they are written down to fair value as appropriate.

     The assumptions and conditions for goodwill and other intangible assets reflect management’s best assumptions and estimates. However, these items involve inherent uncertainties, as described above, that may or may not be controllable by management. Economic and political conditions, represent uncertainties that are not controllable by management. As a result, if other assumptions and conditions had been used in the current period, the carrying amount of goodwill and other intangible assets could have been materially different. Furthermore, if management uses different assumptions or if different conditions occur in future periods, future operating results could be materially impacted.

     Recent accounting pronouncements

     In April 2002, the FASB issued SFAS No. 145, “Rescission of FAS Nos. 4, 44, and 64, Amendment of FAS 13, and Technical Corrections as of April 2002”. This Statement rescinds FASB Statement No. 4, “Reporting Gains and Losses from Extinguishment of Debt”, and an amendment of that Statement, FASB Statement No. 64, “Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements”. This Statement also rescinds FASB Statement No. 44, “Accounting for Intangible Assets of Motor Carriers”. This Statement amends FASB Statement No. 13, “Accounting for Leases”, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. The provisions of this Statement related to the rescission of Statement 4 shall be applied in fiscal years beginning after May 15, 2002 with early application encouraged.

     In July 2002, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 146 “Accounting for Costs Associated with Exit or Disposal Activities”. The standard requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. This standard is effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of SFAS No. 146 does not have any significant impact on the consolidated financial statements.

     In December 2002, the FASB issued SFAS No. 148 “Accounting for Stock-Based Compensation-Transition and disclosure-an amendment of FAS 123”. SFAS No. 148 amends SFAS No. 123 to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of SFAS No. 123 to require prominent disclosure about the effects on reported net income of an entity’s accounting policy decisions with respect to stock-based employee compensation. Finally, SFAS No. 148 amends APB Opinion No. 28 “Interim Financial Reporting” to require disclosure about those effects in interim financial information. SFAS No. 148 is effective for financial statements for fiscal years ending after and for interim period beginning December 15, 2002. The adoption of SFAS No. 148 will not significantly impact the Group’s current disclosures.

     In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities — An Interpretation of ARB No. 51” (“FIN 46”). FIN 46 addresses consolidation by business enterprises of variable interest entities. FIN 46 provides guidance on the identification of entities for which control is achieved through means other than through voting rights (“variable interest enterprises” or “VIEs”) and to determine when and which business enterprise should consolidate VIE (the “primary beneficiary”). This new model for consolidation applies to an entity in which either (i) the equity investors (if any) do not have a controlling financial interest or (ii) the equity investment at risk is insufficient to finance that entity’s activities without receiving additional subordinated financial support from other parties. In addition, FIN 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. The provisions of the statement apply immediately to variable interest entities created beginning after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date, FIN 46 applies in the first fiscal year beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. The directors do not expect a material impact on the financial statements upon adoption of the above pronouncements.

A.	Results of Operations

     The following table presents selected statement of operations data expressed as a percentage of net sales for the years ended December 31, 2000, 2001 and 2002.

	2000	2001	2002

Net sales	100.0%	100.0%	100.0%
Cost of goods sold	80.2%	71.2%	58.3%
Gross profit	19.8%	28.8%	41.7%
General and administrative expenses	32.7%	211.7%	144.6%
Impairment of goodwill	—	—	87.5%
Bad debts expense	—	—	50.0%
Non-operating income	21.4%	35.0%	29.7%
Net income/(loss) before minority interests	8.5%	(147.9%)	(212.4%)
Net income/(loss) for the year	9.2%	(125.1%)	(186.5%)

Year ended December 31, 2002 compared to year ended December 31, 2001

     Net sales. Net sales increased by Rmb 1.0 million, or 13.4%, from Rmb 7.3 million of 2001 Period, to Rmb 8.3 million of the 2002 Period. Analysed by activities, net product sales, which were mainly represented by our self-developed software, amounted to Rmb 5.7 million in the 2002 Period, which was increased by Rmb 5.0 million, or 700%, from Rmb 0.7 million of the 2001 Period. Sales of services rendering represented principally professional fee charged to our customers, which is based on the actual number of professional staffs assigned to the projects. Net sales of which for the 2002 Period amounted to Rmb 2.6 million, which was decreased by Rmb 4.0 million, or 60.2%, from Rmb 6.6 million of the 2001 Period. The decrease was mainly due to the termination of service contract for one customer which closed its of business.

     We expect the product sales will grow along with the increasing importance attached to and awareness of network security by government agencies, universities, banks and securities firms in China due to the continuous efforts of the Chinese government in network security in recent years. This expectation is also supported by users’ preference in choosing local products due to their data sensitivity.

     For service rendering sales, moderate growth is expected in the coming year even though most of the customers had terminated their contracts in the 2002 Period because of more sales made to existing customers. The existing sole customer is an global enterprise who require substantial and extensive application of internet network in their day-to-day operations. Due to good relationships maintained through years of co-operation, we expect this contract can be maintained in the foreseeable future although the contract is renewed annually. The overall loss in the 2002 Period was mainly caused by the operating loss incurred before May 2002 due to higher level of fixed costs, such as the rental expenses and utility expenses, of our old offices established in Zhuhai and an one time write off of leasehold improvements and equipments was made before we move our offices to the self-established data center of our customer in May 2002. Since our the opening of our new office in May 2002, we had saved the above fixed expenses and due to increase in number of professional staff assigned, the operation regained profit. The operation currently is able to generate stable sales income, cost of sales and cash inflow.

     Cost of sales. Cost of sales of product sales represented the direct material costs of our self-developed software sold to customers. Cost of sales of services rendering represented the direct costs such as staff costs, rental expenses, depreciation of the equipments and other related charges. Cost of sales of product sales increased by Rmb 2.5 million, or 487.8%, from Rmb 0.5 million of the 2001 Period to Rmb 3.0 million of the 2002 Period. Cost of sales of services rendering decreased by Rmb 2.9 million, or 60.8%, from Rmb 4.7 million of the 2001 Period to Rmb 1.8 million of the 2002 Period.

     Gross profit. Gross profit of product sales was increased by Rmb 2.5 million, or 12.4 times, from Rmb 0.2 million of the 2001 Period to Rmb 3.0 million of the 2002 Period. As a percentage of sales, gross profit of product sales increased by 19.1%, from 28.1% of the 2001 Period to 47.2% of the 2002 Period. The increase was due primarily to the increasing sales of self-developed products which had higher profit margin caused by better cost control and close monitoring of development costs incurred in previous years. Gross profit of services rendering decreased by Rmb 1.1 million, or 58.7%, from profit of Rmb 1.9 million of the 2001 Period to Rmb 0.8 million of the 2002 Period. However, as a percentage of sales, gross profit of services rendering remained stable, and increased slightly by 1.1%, from 28.8% of the 2001 Period to 29.9% of the 2002 Period.

     General and administrative expenses. General and administrative expenses decreased by Rmb 3.5 million, or 22.5%, from Rmb 15.4 million of the 2001 Period to Rmb 12.0 million of the 2002 Period. The decrease was due primarily to the decrease of Rmb 3.8 million in goodwill amortization as a result of the Company’s change in accounting policy from a regular annual amortization according to its useful life to annual assessment of impairment. The impairment loss on goodwill of Rmb 7.2 million for the 2002 Period was assessed based on the requirements of SFAS No.142, of which the Group adopted during the year. The impairment loss on goodwill for the businesses was due to deteriorating economic condition in the PRC and the competitive environment for the group’s businesses.

     Non-operating income. Non-operating income decreased by Rmb 0.1 million, or 3.8%, from Rmb 2.6 million of the 2001 Period to Rmb 2.5 million of the 2002 Period. The decrease was due primarily to the combined effect of the following factors: -

(1)	reduction in bank interest income by Rmb 1.1 million, from Rmb 1.3 million of the 2001 Period to Rmb 0.2 million of the 2002 Period, as a result of the continuous decrease in bank deposit interest rate in Hong Kong during the 2002 Period;

(2)	reduction in realized gain on trading securities by Rmb 0.9 million, from Rmb 1.2 million of the 2001 Period to Rmb 0.3 million of the 2002 Period because of lesser security trading in new listing subscription by the Company in view of poorer market performance in the 2002 Period; and

(3)	increase in gain of Rmb 1.7 million arising from adjustment on consideration paid for the acquisition of the Newly Acquired Operations.

     Net loss. Net loss for the 2002 Period was Rmb 15.4 million, which increased by Rmb 6.3 million, or 69.0%, from Rmb 9.1 million in the 2001 Period, due primarily to the reasons as described above.

Year ended December 31, 2001 compared to year ended December 31, 2000

     Net sales. Net sales decreased by Rmb 8.4 million, or 53.5%, from Rmb 15.7 million of the year ended December 31, 2000 (“2000 Period”), to Rmb 7.3 million of the 2001 Period. Analysed by activities, net sales of products, which was mainly represented by our self-developed software, amounted to Rmb 0.7 million in the 2001 Period, which decreased by Rmb 9.6 million, or 93.2%, from Rmb 10.3 million of the 2000 Period, as a result of our termination of the system integration business and the agency business in 2001 due to the keen competitions and unacceptable low profit margins of these markets. Sales of services rendering represented professional fee charged to our customers are based on the actual number of professional staffs assigned to the projects of which net sales for the 2001 Period amounted to Rmb 6.6 million, increasing by Rmb 1.2 million, or 22.7%, from Rmb 5.4 million of the 2000 Period to Rmb 6.6 million of the 2001 Period, as a result of the increase in the number of professional staffs hired by our customers. The termination of the system integration and agency businesses represented our shift to the market of self-developed security software. Security software market is still in an infant stage in China. The Chinese government stressed has network security in China. Its acceptance and awareness in the government institutions and universities has been growing. Among the products in the market, users prefer the locally developed products. This has created good market potentials for our future growth. Also due to the fact that existing customers are usually sponsored by the government, they are not price sensitive and thus higher profit margin can be obtained from the services provided if satisfactory solutions are provided.

     Currently, Kong De, a related company incorporated in Macau, was the sole agent of all service contracts since the acquisition of the Newly Acquired Operations in the 2000 Period. All contracts expired in 2002 and, as agreed by the customers, will be renewed in name of the BHLNet or BBHL

     Cost of sales. Cost of product sales represented the direct material costs of our self-developed software sold to customers. Cost of sales of services represented the direct costs such as staff costs, rental expenses, depreciation of the equipment and other related charges. Cost of product sales decreased by Rmb 9.2 million, or 94.8%, from Rmb 9.7 million of the 2000 Period to Rmb 0.5 million of the 2001 Period. The decrease was primarily due to the termination of the system integration business. Cost of sales of services increased by Rmb1.8 million, or 63.0%, from Rmb 2.9 million of the 2000 Period to Rmb 4.7 million of the 2001 Period. The increase was due primarily to the increase in number of professional staff assigned to the projects and the increase in staff salaries and benefits.

     Gross profit. Gross profit of product sales decreased by Rmb 0.4 million, or 67.9%, from Rmb 0.6 million of the 2000 Period to Rmb 0.2 million of the 2001 Period. As a percentage of sales, gross profit of product sales increased by 22%, from 6.0% of the 2000 Period to 28.0% of the 2001 Period. The increase was due primarily to higher margin generated from the sales of self-developed products. Gross profit of services decreased by Rmb 591 million, or 23.7%, from Rmb 2.4 million of the 2000 Period to Rmb 1.9 million of the 2001 Period. As a percentage of sales, gross profit of services decreased by 17.6% from 46.4% of the 2000 Period to 28.8% of the 2001 Period. The decrease was due primarily to increased staff salaries and benefits.

     Selling, general and administrative expenses. Selling, general and administrative expenses increased by Rmb 10.3 million, or 200.6%, from Rmb 5.1 million of the 2000 Period to Rmb 15.4 million of the 2001 Period. The increase was due primarily to: -

•	a revision to the amortization period of the intangible assets and goodwill from 5 years and 20 years to 3 years and 5 years, respectively, after management’s review on the product life with reference to the techniques acquired and policies adopted by other companies in the same industry. The effect of the changes were accounted for prospectively in the 2001 Period. Accordingly, the full year amortization of intangible assets and goodwill incurred in the 2001 Period amounted to, respectively, Rmb 1.5 million and Rmb 3.8 million, which increased by, respectively, Rmb 1.3 million and Rmb 3.7 million, compared to a three months effect of, respectively, Rmb 0.2 million and Rmb 0.1 million of the 2000 Period; and

•	all expenses of the 2000 Period were incurred after September 1, 2000, the date of the acquisitions completed, while the expenses of the 2001 Period reflected a full year result of the expenses incurred.

     Non-operating income. Non-operating income decreased by Rmb 0.8 million, or 24.3%, from Rmb 3.4 million of the 2000 Period to Rmb 2.6 million of the 2001 Period. The decrease was due primarily to the significant decrease in the bank deposit interest rate in Hong Kong, which was directly caused by the global economic recession in the 2001 Period, especially after the 911 disaster.

     Net loss. Net loss for the 2001 Period was Rmb 9.1 million, which increased by Rmb 10.5 million, or 735%, from a profit of Rmb 1.4 million in the 2000 Period, due primarily to the reasons as described above.

Taxation

     No Hong Kong taxation is charged for Jing Tai as there is no estimated assessable profit for the 2000, 2001 and 2002 Periods. The Company was incorporated under the laws of the British Virgin Islands (BVI), and under current BVI law, was not subject to tax on income or capital gains as the Company did not carry out business in BVI. For BBHL, pursuant to the applicable PRC income tax laws, they were fully exempt from the PRC state income tax for two years, starting from the first profit-making year followed by a 50% reduction over the ensuing three years (“tax holidays”). BBHL incurred loss for both 2001 and 2002 Periods, therefore, the tax holidays were not started.

B.	Liquidity and capital resources

     The Company is neither engaged in any kind of off-balance sheet arrangements and other relationships with unconsolidated entities or other persons that are reasonably likely to affect materially liquidity and the availability of or requirements for capital resources, nor any trading activities that include non-exchange traded contracts accounted for at fair value. Except for the operating lease commitment, as fully disclosed in the financial statements, we are not involved in any kind of other commitments, both expressed or contingent, which may cause us to make future payments under contracts.

     The Company’s cash and cash equivalents on hand as at December 31, 2002 was Rmb 12.2 million, which decreased by Rmb 41.8 million, or 77.4%, from Rmb 54.0 million at the beginning of the year.

     The net cash outflow of the operating activities of the 2002 Period was Rmb 7.6 million, which increased by Rmb 11.5 million, from an inflow of Rmb 3.8 million of the 2001 Period. The increase in outflow was mainly the combined results of the following changes in working capital during the year: -

(1)	Increase in year end accounts receivable balance caused a decrease in cash inflow of Rmb2.9 million as compared to last year.

(2)	Increase in year end inventory balance caused an increase in cash outflow of Rmb1.3 million as compared to last year

(3)	Movements in amounts due from related parties and other assets has resulted in a smaller net cash inflow of Rmb1.6 million as compared to a net cash inflow of Rmb7.9 million in 2001.

     The net cash outflow of the investing activities of the 2002 Period was Rmb 34.1 million, which increased by Rmb 33.0 million, or 2868.5%, from a cash outflow of Rmb 1.1 million of the 2001 Period. The increase was mainly represented by: -

(1)	an outflow of Rmb 18.3 million for settling the acquisition consideration due;

(2)	an outflow of Rmb 7.7 million being funds advanced to a related company for security investment on behalf of the Company; and

(3)	an outflow of Rmb 9.1 million for available-for-sale securities purchased in the 2002 Period.

     At December 31, 2002, the Company, after deducting the total liabilities, had cash resources of Rmb 4.4 million, which was decreased by Rmb 21.7 million, or 83.1%, from Rmb 26.1 million of the 2001 Period. The Company believes that even lower level of cash balance was retained, the liquidity of the Company remains strong. Apart from the net cash balance of Rmb 4.4 million, the Company has other sources of cash inflow as follows: -

(1)	Cash balance of Rmb 13.5 million kept in the security trust account;

(2)	Cash balance of Rmb 8.5 million deposited into related companies; and

(3)	Cash of Rmb 7.6 million from disposal of available-for-sale securities when necessary.

     The cash balances retained in the security trust account and related companies and fund kept in available-for-sale securities can be, respectively, withdrawn and realized without any restriction. All the above sources of cash inflow are under the entire control of the Company and are not subject to any pledge, mortgage and encumbrance. Following the expected improvement in business in 2003, we believe the improvement in operating cash inflow can help ceasing the cash burning situation of the Company. We have succeeded in the turnaround of the Zhuhai operation in 2003 by entering into a new contract with our customer and is trying to minimize the operating loss of the Beijing operation.

     The Company anticipates, based on management’s internal forecasts and assumptions relating to its operations, that its existing cash and funds retained will be sufficient to meet the Company’s working capital and capital expenditure requirements for the foreseeable future. In the event that the Company’s plans change, its assumption change or prove inaccurate, or if other capital resources and projected cash flow otherwise prove to be insufficient to fund operations (due to unanticipated expenses, technical problems, difficulties or otherwise), the Company may have to seek additional financing sooner than currently anticipated. The Company has no current arrangements with respect to sources of additional financing and there can be no assurance that the Company would be able to obtain additional financing on terms acceptable to the Company.

C.	Research and development, patents and licenses, etc.

     The Company acquired, through BBHL, a technological platform for the development of internet security devices from ICT of the CAS at a cash consideration of Rmb 4 million in 2000.

Item 6. Directors, Senior Management and Employees

A.	Directors and senior management.

     The directors and executive officers of the Company are as follows:

Name	Age	Position

Li Xiao Hong	50	Chairman of the Board and President
Jiang Xin Hao	38	Director and Chief Executive Officer
Li Guo Jie	60	Director
Jin De Zhen	58	Director
Yu Xiang Dong	37	Director
Benjamin Wah	52	Director
Michael Siu	34	Secretary and Chief Financial Officer

     Li Xiao Hong, as nominee of Beijing Holdings, was appointed the Chairman of the Board and President of the Company and Jing Tai in March 2000. Mr. Li also served as the Deputy General Manager of Beijing Holdings. Mr. Li graduated form the Chinese University of Industry with a master degree. From 1992 to 2000, he served as the Vice-Chairman of the Beijing First Light Industry Corporation. Prior thereto, he served as the general manager of the Beijing Glasses Corporation. Mr. Li has over fifteen years experience in enterprise management.

     Jiang Xinhao, as a nominee of Beijing Holdings, is the Chief Executive Officer and a Director of the Company and the General Manager of Jing Tai since July 1996. Mr. Jiang graduated from the Fudan University with a master degree. From 1995 to 1996, he served as a manager of the Beijing Holdings and Vice President of Jing Tai. From 1992 to 1995, he served as the Manager of the securities department of Dong Fong Finance Company Limited, which was the first finance company incorporated by large enterprise in the PRC. He also served as the General Manager of investment department of Heng Tong

Group, the first public listed company of the China Staq Exchange. Prior thereto, Mr. Jiang was a tutor of Beijing University. Mr. Jiang has more than ten years’ experience in investment and corporate management

     Li Guo Jie was appointed a Director of the Company since September 2000. Mr. Li is the Dean of ICT of the CAS since 1999. From 1987 to 1999, he worked in the CAS as senior researcher and was responsible for advanced and intelligent computing technology projects of China. Mr. Li regularly releases research reports and valuable articles to international journals and currently is the Chief Editor of the Journal of Computer Science and Technology. Mr. Li obtained a bachelor’s degree from the Faculty of Physics in the Beijing University in 1968. He later obtained his master’s degree at the University of Science and Technology in Beijing in 1981 and a Doctorate Degree at Purdue University in 1985.

     Jin De Zhen was appointed a Director of the Company since September 2000. Ms. Jin is the General Manager of the Beijing Enterprise Development Corporation (“BEDC”) since 1997. In 1985, she joined the Beijing Municipal Bureau of Supervision as a supervision officer and was promoted as a senior officer in 1987. Since 1997, she was appointed the Committee Member of the Beijing Municipal People’s Political Consultative Conference. Ms. Jin was engaged as an Assistant Professor at Beijing Institute of Economics since 1974 and was promoted as the Vice Dean in 1984.

     Yu Xiang Dong, was appointed an Independent Director of the Company since June 2000. Mr. Yu graduated from the Fudan University with a master’s degree. In September 1997, he was appointed the Vice-President of the China Communications Securities Co. Ltd. and was appointed in April 2000 the President of the 21st High-tech Investment Co. Ltd., a fund company specializing in investments in the high-tech industry. In 1995, he was appointed the General Manager of the Shanghai Branch of the CMS. He served from 1991 to 1994, as an assistant to the General Manager and the Manager of the IPO Division of the China Merchant Securities Ltd. (“CMS”), the third largest securities company in China, with a registered capital of Rmb 3.2 billion. Mr. Yu has over ten years’ experience in investing banking.

     Profession Benjamin W. Wah was appointed an Independent Director of the Company since June 2000. Mr. Wah graduated from the University of California, Berkley with a doctorate degree. Mr. Wah was appointed the Vice President for publications of the IEEE Computer Society in 1998 and he became its President in 2000. In 1990, Mr. Wah was appointed the professor of the Department of ECE of the University of Illinois in Urbana and later became the R.T. Chien Professor of Engineering in the same university. From 1988 to 1989, Mr. Wah served as the Program Director of the National Science Foundation in Washington DC. He served from 1979 to 1988 as the associate professor in the Purdue University of the United States of America. Mr. Wah’s research has focused on the development and improvement of non-linear optimization algorithms, parallel algorithms, design of computer network protocols and automated design of algorithms using high-speed computers. Mr. Wah is also a keen contributor of articles published in well-recognized international journals and magazines.

     Michael Siu was appointed the Chief Financial Officer and Secretary of the Company since September 1997 and is responsible for the financial planning of the Company and our joint ventures in China. Mr. Siu graduated from the City University of Hong Kong with a bachelor’s degree. He is a fellow member of the Association of Chartered Certified Accountants and an associate member of the Hong Kong Society of Accountants. Prior to his service with the Company, Mr. Siu served in international accounting firms and has over six years’ experience in business assurance and advisory services.

B.	Compensation.

     The Company did not paid any compensation to directors in the 2002 Period.

     The Company has granted stock options to certain officers and directors as described in Item 6E. There was no any new grants of option in the 2002 Period.

C.	Board practices.

     The directors listed above were elected to serve as directors at the annual meeting of the shareholders held on March 15, 2002 for the ensuing year until the next annual meeting of the shareholders. There are no employment contracts signed with the directors.

     The Company’s By-laws did not require the establishment of an audit committee. The Company has chosen not to separately designate an audit committee since 2001. Alternatively, the entire board of directors is acting as the Company’s audit committee.

D.	Employees.

     As at December 31, 2002, total staff of the Company consisted of 59 employees, compared to 80 staff as at December 31, 2001. The decrease was due to the decrease in number of staff maintained for services rendering business caused by termination of contracts by customers in the 2002 Period.

     An analysis of the employees by function and by education background is as follows: -

Analysed by education
Analysed by function		background

Corporate administration Finance	6 4	Secondary school Bachelor degree	2 52
Technology Sales and services	39 10	Master degree Doctorate degree	5 —

	59		59

     There is no collective bargaining agreement in China. We have never experienced any material labour disruption and are unaware of any current efforts or plans to organize employees. The Company believes we have good relationships with our employees.

E.	Share ownership.

     The following table sets out the names and titles of the executive officers and directors of the Company and their respective share ownership in the Company as at June 23, 2003:

Common Shares

		As a % of Outstanding
Name	Title/Office	Shares

Li Xiao Hong	Chairman of the Board and President	0%

		As a % of Outstanding
Name	Title/Office	Shares

Jiang Xin Hao	Chief Executive Officer and Director	0%
Yu Xiang Dong	Director	0%
Benjamin Wah	Director	0%
Li Guo Jie	Director	0%
Jin De Zhen	Director	0%
Michael Siu	Chief Financial Officer and Secretary	0%

     The names and titles of the executive officers and directors of the Company to whom options have been granted by the Company which are outstanding as of June 23, 2003 and the number of Common Shares subject to such options are set forth in the following table:

Common Shares

		Number
Name	Title/Office	of Shares(1)	Exercise Price(US$)	Expiry Date

Li Xiao Hong	Chairman, President and Director	50,000	1.15	December 28, 2009
Jiang Xin Hao	Chief Executive Officer and Director	50,000	1.15	December 28, 2009
Michael Siu	Chief Financial Officer and Secretary	40,000	1.15	December 28, 2009

		140,000

(1)	All options were granted pursuant to a board resolution passed on December 28, 1999.

     Executive Officers and Directors

     1996 Stock Option Plan

     Pursuant to a members’ resolution passed on October 10, 1996, the 1996 Stock Option Plan was approved, authorizing the Board of Directors to grant option to employees and directors of the Company up to a maximum of 200,000 shares. The 1996 Stock Option Plan is to be administered by the Board of Directors or a committee of the Board of Directors, which determines the terms of the options exercised, including the exercise price, the number of shares subject to the option and the terms and conditions of exercise. No option granted under the 1996 Stock Option Plan is transferable by the optionee other than by will or the laws of descent and distribution and each option is exercisable during the lifetime of the optionee only by such optionee.

     The exercise price of all stock options under the 1996 Stock Option Plan must be at least equal to the fair market value of such shares on the date of grant. With respect to any participant who owns stock possessing more than 10% of the voting rights of the Company’s outstanding capital stock, the exercise price of any Incentive Stock Option must be not less than 110% of the fair market value on the date of grant. The term of each option granted pursuant to the Stock Option Plan may be established by the Board of Directors, or a committee of the board in its sole discretion; provided, however, that the maximum term of each Incentive Stock Option granted pursuant to the 1996 Stock Option Plan is ten years. With respect to any Incentive Stock Option granted to a participant who owns stock possessing more than 10% of the total combined voting power of all classes of the Company’s outstanding capital sock, the maximum term is five years. Options shall become exercisable at such times and in such installments as the Board of Directors, or a committee of the Board of Directors, shall provide in the terms of each individual option.

     Please refer to the above for details of the options granted under the 1996 Stock Option plan. No options were granted in the 2000 Period, 2001 Period and 2002 Period in respect of the 1996 Stock Options Plan.

     2000 Stock Option Plan

     Pursuant to another members’ resolution passed on September 20, 2000 at the 2000 Members’ Meeting, the 2000 Stock Option Plan was approved. The details of the option plan are as follows: -

     Types of Grants and Eligibility

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

     Administration of the 2000 Stock Option Plan

     Except in the case of non-employee director options, in which case the Stock Option Plan is administered by the Board of Directors, the 2000 Stock Option Plan is administered by a committee of the Board of Directors (the “Committee”) consisting of not less than two directors, each of whom shall be a “non-employee director” within the meaning of rules and regulations promulgated by the Securities and Exchange Commission.

     Subject to the express provisions of the 2000 Stock Option Plan, the Committee has the authority, in its sole discretion, with respect to options, to determine, among other things: the key employees, consultants and advisors who are to receive options; the times when they may receive options; the number of shares of Common Stock to be subject to each option; the term of each option; the date each option is to become exercisable; whether an option is to be exercisable in whole, in part or in installments, and, if in installments, the number of shares of Common Stock to be subject to each installment; whether the installments are to be cumulative; the date each installment is to become exercisable and the term of each installment; whether to accelerate the date of exercise of any installment; whether shares of Common Stock may be issued on exercise of an option as partly paid, and, if so, the dates when future installments of the exercise price are to become due and the amounts of such installments; the exercise price of each option; the form of payment of the exercise price; whether to restrict the sale or other disposition of the shares of Common Stock acquired upon the exercise of an option and to waive any such restriction; and whether to subject the exercise of all or any portion of an option to the fulfillment of contingencies as specified in an applicable stock option contract. With respect to all options, the Committee has such discretion to determine the amount, if any, necessary to satisfy the Company’s obligation to withhold taxes; with the consent of the optionee, to cancel or modify an option, provided such option as modified would be permitted to be granted on such date under the terms of the 2000 Stock Option Plan; to prescribe, amend and rescind rules and regulations relating to the 2000 Stock Option Plan; and to make all other determinations necessary or advisable for administering the 2000 Stock Option Plan. The Board of Directors has the authority described above with respect to the granting of non-employee director options.

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

     Amendments and Termination of the 2000 Stock Option Plan

     No option may be granted under the 2000 Stock Option Plan after October 2007. The Board of Directors, without further approval of the Company’s stockholders, may at any time suspend or terminate the 2000 Stock Option Plan, in whole or in part, or amend it from time to time in such respects as it may deem advisable, including, without limitation, to comply with the provisions of certain rules and regulations promulgated by the Securities and Exchange Commission, among other things; provided, however, that no amendment may be effective without the requisite prior or subsequent shareholder approval which would (a) except as required for anti-dilution adjustments, increase the maximum number of shares of Common Stock for which options may be granted under the 2000 Stock Option Plan, (b) materially increase the benefits to participants under the 2000 Stock Option Plan, or (c) change the eligibility requirements for individuals entitled to receive options under the 2000 Stock Option Plan.

     Non-Transferability of Options

     No option granted under the 2000 Stock Option Plan may be transferable otherwise than by will or the laws of descent and distribution, and options may be exercised, during the lifetime of the holder thereof, only by such holder or such holder’s legal representatives. Except to the extent provided above, options may not be assigned, transferred, pledged, hypothecated or disposed of in any way (whether by operation of law or otherwise) and may not be subject to execution, attachment or similar process.

     No optionee has any rights as a shareholder with respect to any shares subject to an option prior to the date of the issuance of a certificate or certificates for such shares.

     No options were granted under the 2000 Stock Option Plan since its inception.

Item 7. Major Shareholders and Related Party Transactions

A.	Major shareholders.

     See Item 4 (C) of the details of the major shareholders. Except as disclosed below, there was no significant related party transactions made with major shareholders

B.	Related party transactions.

     (a)  During the years ended December 31, 2000, 2001 and 2002, the Company had related party transactions with certain related parties as follows: -

	Year ended December 31,

	2000	2001	2002

	Rmb’000	Rmb’000	Rmb’000
Transactions with related parties
Service income received from Kang De	8,265	6,598	754
Purchase of technology from ICT	4,000	—	—
Interest income received from fellow subsidiaries	433	—	—
Rental expenses paid to holding company	267	248	—
Service fee paid to a fellow subsidiary	—	142	41

	December 31, 2001	December 31, 2002

	Rmb’000	Rmb’000
Balances with related parties
Funds held in trust by related companies as short-term investments	868	1,846
Funds held by the ultimate holding company for security investment purposes	—	6,590

Note

(a)  Other than information already disclosed elsewhere in this Form 20-F, no person who has been an insider of the Company since January 1, 2002 or any associate or affiliate of such insider has had any material direct or indirect interest in any transaction with the Company since January 1, 2001 or in any proposed transaction which has materially affected or would materially affect the Company or its subsidiaries.

(b)  Except for the above disclosed, there is no other amounts due from any fellow subsidiaries and related companies which are not part of the consolidated entity.

C.	Interests of experts and counsel.

     Not Applicable.

Item 8. Financial Information

A.	Consolidated Statements and Other Financial Information.

     The Company’s consolidated financial statements are included herein under Item 18.

     Except an interim dividend was paid in 1997, the Company has not paid any dividends on its Common Shares. The payment of dividends in the future, if any, is within the discretion of the Board of Directors of the Company and will depend upon the Company’s earnings, its capital requirements and financial condition and other relevant factors. The Company does not anticipate declaring or paying any dividends in the foreseeable future.

B.	Significant Changes.

     Not Applicable

Item 9. The Offer and Listing.

A.	Offer and listing details.

     The annual high and low market prices for the five most recent full financial years are as set forth below:

	Common Stocks		Warrants
NASDAQ Small Cap Market
(Year Ending)	High	Low	High	Low

December 31, 2002	0.430	0.010	N/A	N/A
December 31, 2001	0.444	0.090	N/A	N/A
December 31, 2000	2.500	0.219	0.938	0.031
December 31, 1999	0.938	0.094	0.188	0.063
December 31, 1998	3.125	0.313	0.438	0.063

     The high and low market prices for each financial quarter over the two most recent full financial years are as set forth below:

	Common Stocks
NASDAQ Small Cap Market
(Quarter Ending)	High	Low

December 31, 2002	0.160	0.010
September 30, 2002	0.430	0.150
June 30, 2002	0.430	0.160
March 31, 2002	0.430	0.170
December 31, 2001	0.400	0.130
September 30, 2001	0.400	0.150
June 30, 2001	0.444	0.090
March 31, 2001	0.375	0.188

     For the most recent six months, the high and low market prices of the Company’s Common Shares and Warrants are as set forth below:

	Common Stocks
NASDAQ Small Cap Market
(Month Ending)	High	Low

May 30, 2003	1.000	0.110
April 30, 2003	0.490	0.030
March 31, 2003	0.130	0.130
February 28, 2003	0.130	0.130
January 31, 2003	0.470	0.050
December 31, 2002	0.060	0.047

     According to the terms of issuance, the Company’s Warrants had expired on December 13, 1999 and was subsequently extended for additional two years to December 13, 2001 pursuant to a Board resolution passed on December 3, 1999. The Company’s Warrants were de-listed from the NASDAQ Small Cap Market on May 15, 2001 due to the Company’s failure in complying the NASD Marketplace Rules 4310 (c) (1), which requires the Company to maintain two active market makers for the Warrants. On December 13, 2001, the Company’s Warrants expired.

     N/A: Information not available.

B.	Plan of Distribution.

     Not Applicable.

C.	Markets.

     The Company’s Common Stock and Warrants were included for quotation on the NASDAQ National Market on December 13, 1996 under the symbols “TRFDF” and “TRFWF” respectively. Pursuant to the implementation of the new listing requirements since February 1998, the Company moved the listing of Common Stock and Warrants to the NASDAQ Small Cap Market on October 12, 1998 under the same symbols.

     Subsequent to the de-listing of the Company’s Warrants from the NASDAQ Small Cap Market as stated in Item 9A above. As at December 31, 2001, the Company’s Common Shares were listed for quotation on the NASDAQ Small Cap Market and not on any other public trading market.

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

     Class C Warrants - The Company had also authorized the issuance of up to 1,000,000 Class C Warrants to purchase Common Stock to the Company’s existing shareholders and management at terms identical to other issued Warrants except that they may not be registered or publicly traded. The warrants were expired on December 31, 2001.

     1996 Stock Option Plan - The Company had authorized the issuance, pursuant to the 1996 Stock Option Plan, of options to purchase 200,000 shares of Common Stock to the Company’s existing shareholders, employees, officers, directors and consultants. Pursuant to a board resolution passed on December 28, 1999, options were granted, for an exercise period of ten years, to certain directors and officers at an exercise price of US$1.15 each.

E.	Expenses of the issue.

     Not Applicable.

Item 10.  Additional Information.

A.	Share capital.

     Not Applicable.

B.	Memorandum and articles of association.

     The Memorandum and articles of association of the Company was included in the Form 1 Registration Statement filed to the Securities and Exchange Commission upon the Initial Public Offering of the Company. Its subsequent amendments were included as resolutions in the proxy statements for the shareholders’ meeting filed to the Securities and Exchange Commission when occurred.

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

Exchange Rates

     The following table sets forth-certain information concerning exchange rate between Renminbi and U. S. dollars for the periods indicated:

	Noon Buying Rate (1)

	Period
Period	End	Average (2)	High	Low

	(RMB Per US$)
1996	8.3284	8.3387	8.5000	8.3267
1997	8.3255	8.3247	8.3283	8.3200
1998	8.2789	8.2969	8.3000	8.2778
1999	8.2795	8.2797	8.2785	8.2276
2000	8.2774	8.2784	8.2799	8.2773
2001	8.2766	8.2772	8.2786	8.2676
2002	8.280	8.2770	8.280	8.2669
January 2003	8.2768	8.2774	8.2800	8.2766
February 2003	8.2775	8.2780	8.280	8.2772

		Noon Buying Rate (1)

	Period
Period	End	Average (2)	High	Low

	(RMB Per US$)
March 2003	8.2771	8.2773	8.2776	8.2770
April 2003	8.2771	8.2772	8.2774	8.2769
May 2003	8.2768	8.2769	8.2771	8.2768

(1)	The noon buying rate in New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

(2)	Determined by averaging the rates on the last business day of each month during the relevant period.

E.	Taxation.

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

     The future payment of dividends is within the discretion of the Board of Directors and will be dependent, upon among other factors, earnings capital requirements, financing agreement covenants, the financial condition of the Company and applicable law. The Board does not intend to declare any dividends further in the foreseeable future, but instead intends to retain all future earning, if any, for use in the Company’s business operations. To the extent that the Board may decide to pay cash dividends in the future, such dividends will be declared from the retained earnings, i.e., surplus, as determined by resolution of the Board of Directors, subject to the availability and existence of such retained earnings will also be limited by the amount of dividends which can be declared by its subsidiaries.

     Applicable PRC laws and regulations required that before a Sino-foreign equity joint venture enterprise distributes profits to its joint venture partners, it must first satisfy all tax liabilities, provide for losses in previous years and make allocations, in proportions determined at the discretion of the Board of Directors, to a capital reserve fund and a public welfare fund. Distribution of profits is required to be in proportion of each party’s investment in the joint venture.

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

     Not Applicable

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

     The Company is exposed to risk of foreign currency exchange rate fluctuation. The Company has never used derivative instruments to hedge its exchange rate risks, does not plan to do so, and may not be successful should it attempt to do so in the future. Nevertheless, the Company believes such risk is low due to no foreign currency liabilities are incurred and the principal operations are limited solely to the China market. The Company’s trading securities are not subject to any foreign currency and interest rate risks.

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

     Not Applicable.

Item 13. Default, Dividend Arrearages and Delinquencies.

     None

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

     Not applicable

Item 15. Controls and Procedures

     We evaluated the design and operation of our disclosure controls and procedures to determine whether they are effective in ensuring that we disclose the required information in a timely manner and in accordance with the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the rules and forms of the Securities and Exchange Commission. Management, including the Chief Executive Officer and the Chief Financial Officer, supervised and participated in the evaluation. The evaluation was completed within 90-day period prior to the filing of this Annual Report on Form 20-F.

     The Chief Executive Officer and the Chief Financial Officer concluded, based on their review, that our disclosure controls and procedures, as defined by Exchange Act Rules 13a-14(c) and 15d-14(c), are effective and ensure that we disclose the required information in reports that we file under the Exchange Act and that the filings are recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms. No significant were made to our internal controls or other factors that could significantly affect these controls subsequent to the date of their evaluation.

     It should be noted that any system of controls, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system are met. In addition, the design of any control system is based in part upon certain assumptions about the likelihood of future events. Because of these and other inherent limitations of control systems, there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

Item 16. [Reserved]

Item 17. Financial Statements.

     The Company has elected to provide Financial Statements pursuant to Item 18 (see below).

Item 18. Financial Statements.

     The following documents are filed as Attachment A hereto and are included as part of this Annual report on Form 20-F.

Financial Statements.

Report of Independent Auditors.

Consolidated Statements of Operations and Comprehensive Income of the Group for each of the three years in the period ended December 2000, 2001 and 2002.

Consolidated Balance Sheets of the Group as of December 31, 2001 and 2002.

Consolidated Statements of Cash Flows of the Group for each of the three years in the period ended December 31, 2000, 2001 and 2002.

Consolidated Statements of Changes in Shareholders’ Equity of the Group for each of the three years in the period ended December 31, 2000, 2001 and 2002.

Notes to consolidated Financial Statements.

Item 19. Exhibits.

     The following exhibits are filed as part of this annual report:

1.     List of Company’s significant subsidiaries, their jurisdiction of incorporation and the names under which they do business, if different from their name.

2.     Certification of Chief Executive Officer and Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act

3.     Certification of Chief Executive Officer and Chief Financial Officer required by Section 906 of the Sarbanes-Oxley Act

SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company certifies that it meets all of the requirements for filing Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorised.

TRAMFORD INTERNATIONAL LIMITED

Date: July 14, 2003	By:	/s/ Michael Siu Name: Michael Siu Title: Chief Financial Officer and Secretary

TRAMFORD INTERNATIONAL LIMITED
(Incorporated in the British Virgin Islands)

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002

TRAMFORD INTERNATIONAL LIMITED

Report of Independent Auditors

To the Board of Directors and
Shareholders of Tramford International Limited:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income, cash flows and changes in shareholders’ equity present fairly, in all material respects, the financial position of Tramford International Limited and its subsidiaries (“the Group”) at December 31, 2001 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As more fully discussed in Note 2 to the consolidated financial statements, the Group adopted, on January 1, 2002, the Statement of Financial Accounting Standard No. 142, Goodwill and Other Intangible Assets.

PricewaterhouseCoopers
Certified Public Accountants
Hong Kong, June 26, 2003

TRAMFORD INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(Amounts in thousands, except per share data)
for the years ended December 31, 2000, 2001 and 2002

	Note	2000	2001	2002	2002

		Rmb	Rmb	Rmb	US$
Revenues
Product sales		10,353	707	5,658	683
Rendering of services		5,374	6,598	2,625	317

		15,727	7,305	8,283	1,000
Costs of sales
Product sales		(9,732)	(508)	(2,986)	(361)
Rendering of services		(2,880)	(4,695)	(1,839)	(222)

		(12,612)	(5,203)	(4,825)	(583)

Gross profit		3,115	2,102	3,458	417
General and administrative expenses		(5,144)	(15,463)	(11,977)	(1,446)
Impairment of goodwill		—	—	(7,249)	(875)
Bad debt expense		—	—	(4,142)	(500)

Operating loss		(2,029)	(13,361)	(19,910)	(2,404)
Non-operating income	4	3,373	2,555	2,456	297
Non-operating expenses	5	—	—	(141)	(17)

Income/(loss) before income tax provision		1,344	(10,806)	(17,595)	(2,124)
Income tax provision	6	—	—	—	—

Net income/(loss) before minority interests		1,344	(10,806)	(17,595)	(2,124)
Minority interests		96	1,665	2,149	260

Net income/(loss) for the year		1,440	(9,141)	(15,446)	(1,864)
Other comprehensive income/(losses), net of tax:
Net unrealized loss on available-for-sale securities		—	—	(587)	(71)
Foreign currency translation adjustment		—	—	14	2

Comprehensive income/(losses)		1,440	(9,141)	(16,019)	(1,933)

Earnings/(loss) per share	13
- Basic and dilutive		0.21	(1.32)	(2.24)	(0.27)

TRAMFORD INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(Amounts in thousands)
at December 31, 2001 and 2002

	Note	2001	2002	2002

		Rmb	Rmb	US$
ASSETS
CURRENT ASSETS
Cash and cash equivalents		54,025	12,203	1,474
Short-term investments — security trust account		14,354	13,540	1,635
Trading securities		—	49	6
Available-for-sale securities		—	8,560	1,034
Trade accounts receivable, net		13	2,589	312
Inventories — merchandise for resale		80	1,219	147
Due from related parties	15	5,689	8,492	1,036
Other assets	7	2,183	1,190	144

TOTAL CURRENT ASSETS		76,344	47,842	5,778
Property, plant and equipment, net	8	1,564	534	64
Intangible asset	9	2,333	1,000	121
Goodwill	10	12,996	5,747	694
Software development costs	11	170	85	10

TOTAL ASSETS		93,407	55,208	6,667

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Trade accounts payable		387	139	17
Due to a related party	15	321	830	100
Other liabilities and accrued expenses	12	27,138	6,849	827

TOTAL CURRENT LIABILITIES		27,846	7,818	944
Contingencies and commitments	18
Minority interests		3,039	890	107
SHAREHOLDERS’ EQUITY
Share capital	17	187,733	187,730	22,673
Accumulated losses		(125,141)	(140,587)	(16,979)
Accumulative other comprehensive losses		(70)	(643)	(78)

TOTAL SHAREHOLDERS’ EQUITY		62,522	46,500	5,616

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		93,407	55,208	6,667

TRAMFORD INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands)
for the years ended December 31, 2000, 2001 and 2002

	2000	2001	2002	2002

	Rmb	Rmb	Rmb	US$
Cash flows from operating activities
Net income/(loss)	1,440	(9,141)	(15,446)	(1,864)
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities
Minority interests in loss of consolidated subsidiaries	(96)	(1,665)	(2,149)	(260)
Amortization of intangible asset, goodwill and software development costs	341	5,281	1,418	171
Impairment of goodwill	—	—	7,249	875
Depreciation	432	1,133	816	98
Unrealized loss on trading securities	—	—	10	1
Loss on disposal of fixed assets	21	—	198	24
Gain on adjustment to consideration for the acquisition of subsidiaries	—	—	(1,697)	(205)
Bad debt expense	—	—	4,142	500
Changes in assets and liabilities, net of effects from acquisitions and disposals:
Decrease/(increase) in trade accounts receivable	466	294	(2,576)	(311)
Increase in trading securities	—	—	(59)	(7)
Decrease/(increase) in inventories	1,055	12	(1,139)	(137)
Decrease/(increase) in due from related parties and other assets	4,272	7,876	1,616	194
Increase/(decrease) in other liabilities and accrued expenses	2,204	103	(19)	(2)

Net cash provided/(used in) operating activities	10,135	3,893	(7,636)	(923)
Cash flows from investing activities
Settlement of investment in subsidiaries	—	—	(18,312)	(2,212)
Security trust account	—	—	814	98
Funds held by related parties for security investment purposes (note 15)	—	(868)	(7,568)	(915)
Acquisition of subsidiaries, net of cash acquired (note 14)	794	—	—	—
Purchases of available-for-sale securities	—	—	(9,147)	(1,105)
Purchases of property, plant and equipment	(2,430)	(114)	(70)	(8)
Proceeds from disposal of property, plant and equipment	—	—	86	10
Payment for software development cost capitalized	—	(170)	—	—
Purchase of intangible asset	(4,000)	—	—	—

Net cash used in investing activities	(5,636)	(1,152)	(34,197)	(4,132)
Cash flows from financing activities
Purchase of treasury shares	—	(18)	(3)	—

Net cash used in financing activities	—	(18)	(3)	—
Effect of exchange rate changes on cash and cash equivalents	—	—	14	2

Net increase/(decrease) in cash and cash equivalents	4,499	2,723	(41,822)	(5,053)
Cash and cash equivalents at beginning of year	46,803	51,302	54,025	6,527

Cash and cash equivalents at end of year	51,302	54,025	12,203	1,474

TRAMFORD INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Amounts in thousands)
for the years ended December 31, 2000, 2001 and 2002

				Accumulated
				other	Total
			Accumulated	comprehensive	Shareholders'
	Note	Equity	losses	loss	Equity

		Rmb	Rmb	Rmb	Rmb
Balance at December 31, 1999		187,751	(117,440)	(70)	70,241
Net income		—	1,440	—	1,440

Balance at December 31, 2000		187,751	(116,000)	(70)	71,681
Net loss		—	(9,141)	—	(9,141)
Purchase of treasury shares		(18)	—	—	(18)

Balance at December 31, 2001		187,733	(125,141)	(70)	62,522
Net loss		—	(15,446)	—	(15,446)
Purchase of treasury shares	17	(3)	—	—	(3)
Net unrealized loss on available-for-sale securities		—	—	(587)	(587)
Translation adjustment		—	—	14	14

Balance at December 31, 2002		187,730	(140,587)	(643)	46,500

		US$	US$	US$	US$
Balance at December 31, 2002		22,673	(16,979)	(78)	5,616

TRAMFORD INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands, unless otherwise stated)

1	Nature of operations and basis of presentation

     Tramford International Limited (“Tramford”) was incorporated under the laws of the British Virgin Islands on September 19, 1995 as a holding company. The consolidated financial statements include the accounts of the Tramford and its subsidiaries (hereinafter collectively referred to as the “Group”).

     Effective July 1, 2000, a wholly owned subsidiary of Tramford, Jingle Technology Limited (“JTL”), purchased 100% interests in BHL Networks Technology Co. Ltd. (“BHL”), which holds 76% interest in Beijing BHL Networks Technology Co. Ltd (“BBHL”), for a consideration of Rmb18,964. In the same year, but before the acquisition of BHL by JTL, BHL acquired the business of an information technology business in Beijing for a consideration of Rmb2,995. JTL was formed by Tramford on 8 May 2000 to act as investment holding company. BBHL is a Sino-foreign equity joint venture and is principally engaged in the provision of information technology and network security consultancy services and sales of computer related products in the PRC. BHL and BBHL are collectively referred to as the “PRC Operations” in these financial statements. The PRC Operations continue to engage in the provision of information technology and network security consultancy services and the development of network security software for the year ended December 31, 2001 and 2002. The other wholly owned subsidiary of Tramford, Jing Tai Investment Company Limited, acts as the treasury center for the Group.

     Pursuant to agreements entered into among the Group and the vendors in September 2002 in respect of the above acquisitions, the consideration was reduced from Rmb21,959 to Rmb20,262 in aggregate. This change in consideration resulted in the recognition of a gain of Rmb1,697 which is classified as non-operating income in the statement of operations for the year ended December 31, 2002.

     The accompanying financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”), present the consolidated results of the operations of the Group. All intercompany balances and transactions have been eliminated in the consolidated financial statements of the Group.

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
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands, unless otherwise stated)

2	Summary of significant accounting policies

     The following is a summary of significant accounting policies followed by the Group in the preparation of the financial statements.

(a)	Revenues

     Revenues arise from product sales and rendering of services. Revenue is generally recognized when all of the following criteria are met (i) persuasive evidence of an arrangement exists; (ii) delivery has occurred or services have been rendered; (iii) the sellers’ price to the buyer is fixed or determinable, and (iv) collectibility is reasonably assured. Specifically, product sales represent the invoiced value of goods, net of discounts, supplied to customers. Sales are recognized upon delivery to customers and when title has passed. Rendering of services represent fees charged on the provision of information technology and network security consultancy services. Fees on such services are recognized upon the completion of the underlying services.

(b)	Taxation

     Deferred income taxes are provided using the liability method under Statement of Financial Accounting Standards (“SFAS”) No.109, “Accounting for Income Taxes”. Under the liability method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the carrying amounts of existing assets and liabilities in the financial statements and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The tax consequences of these differences are classified as current or non-current based on the classification of the related asset or liability for financial reporting.

(c)	Concentration of credit risk and major customers

     The Group is engaged in the provision of information technology and network security services to a wide range of industries and end users within the PRC. All the Group’s revenue is derived from sales to customers located in the PRC. Accordingly, the Group’s trade accounts receivable are concentrated with respect to geography. The Group performs ongoing credit evaluations of its customers and generally does not require collateral.

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

     The functional currency of BBHL was Renminbi. The financial statements of BBHL had therefore not required translation in the preparation of the consolidated financial statements of the Group.

     The functional currency of Tramford and its other subsidiaries is the Hong Kong dollar. The financial statements of Tramford and these subsidiaries are translated into Renminbi using exchange rates in effect at period end, wherever appropriate, for assets and liabilities and average exchange rates during each reporting period for results of operations. Adjustments resulting from the translation of financial statements are reflected as a separate component of shareholders’ equity.

     The consolidated statements of operations and comprehensive income and of cash flows for the year ended December 31, 2002 and the consolidated balance sheet as of December 31, 2002 contain certain translations of Hong Kong dollars. For the convenience of the reader, translation of amounts from Renminbi (Rmb) into United States Dollars (US$) has been made at the noon buying rate in New York City for cable transfer in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2002 of Rmb 8.28 = US$1.00. Such translations should not be construed as representations that the Renminbi amounts represent or have been or could have been converted into United States dollars at that or any other rate.

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

Motor vehicles	5 years
Furniture, fixtures, office and computer equipment	3 years
Leasehold improvements	shorter of 3 years or over leased term

TRAMFORD INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands, unless otherwise stated)

2	Summary of significant accounting policies (continued)

(f)	Intangible asset

     Intangible asset represents technology platform for the development of server switch and network security device acquired by the Group for cash. It is recognized at cost and is amortized on a straight-line basis over its estimated useful life of three years.

(g)	Software development costs

     Costs that are related to the conceptual formulation and design of licensed programs are expensed as incurred. Capitalization of costs will happen during the period when a technological feasibility of the licensed program is established and the product is produced for general release to the market. The annual amortization of the capitalized amounts is the greater of the amount computed based on the estimated revenue distribution over the products’ revenue-producing lives, or the straight-line method, and is applied over periods ranging up to two years commencing when the products are generally released to the market.

(h)	Goodwill

     Goodwill represents cost in excess of the fair value of net assets acquired and was amortized on a straight-line basis over a period of five years prior to January 1, 2002. The Group adopted Statement of Financial Accounting Standard (SFAS) No. 142, Goodwill and Other Intangible Assets, effective January 1, 2002, and ceased the amortization of goodwill. Instead it is tested at least annually for impairment.

(i)	Impairment

     Annual impairment test for goodwill is carried out in two steps. The first step of the impairment test is used to identify potential impairment, compares the fair value of the reporting unit with its carrying amount, including goodwill. The fair value is determined by the forecasted discounted net cash inflow of the reporting unit for a period of five years. If the carrying amount of the reporting unit exceeds its fair value, goodwill of the reporting unit is considered impaired, and step two of the impairment test is performed. The second step of the impairment test quantifies the amount of the impairment loss by comparing the carrying amount of goodwill to its implied fair value. An impairment loss is recorded to the extent the carrying amount of goodwill exceeds its implied fair value. Goodwill must be tested for impairment at least annually, or more frequently if warranted. The Group has performed the required impairment test and recognized an impairment loss of Rmb7,249 during the fourth quarter of the year ended December 31, 2002.

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

     Long-lived assets, including certain identifiable intangibles with finite-lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable.

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

     The Group invests in highly liquid investments with maturity less than one year, at the time of purchase that are considered to be short-term investments. The carrying amount of the investments approximates fair value due to their short maturity. The Group maintains cash and cash equivalents and security investments with a PRC security firm. Periodic evaluations are performed on the relative credit standing of these parties that are considered in the Group’s investment strategy.

TRAMFORD INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands, unless otherwise stated)

2	Summary of significant accounting policies (continued)

(m)	Securities

     Securities held principally for resale in the near term are classified as trading securities upon acquisition and recorded at their fair values. Unrealized gains and losses on trading securities are included in non-operating income and expenses. Other securities are defined as securities available-for-sale under the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 115 “Accounting for Certain Investments in Debt and Equity Securities”. Available-for-sale securities are carried at fair value, with unrealized gains and losses, if any, reported, net of tax, in other comprehensive income until realized.

(n)	Earnings per share

     Basic earnings per share represents income available to common shareholders divided by the weighted-average number of common stocks outstanding during the period. Diluted earnings per share reflects additional common stocks that would have been outstanding if dilutive potential common stocks have been issued, as well as any adjustment to income that would result from the assumed issuance. Dilutive potential common stocks that may be issued by the Group relate solely to outstanding stock options and bonds with stock purchase warrants, and are determined using the treasury stock method. Effects of stock options and bonds with stock purchase warrants are excluded from the computation if the effect would be antidilutive.

(o)	Stock options

     The Group applies Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations in accounting for its employee stock options. Under APB Opinion No. 25, because the exercise price of all the options issued by the Company equals or is higher than the market price of the underlying stock on the date of grant, no compensation expense is recognized.

(p)	Comparative balances

     Certain 2001 balances have been reclassified to conform with the 2002 consolidated financial statements presentation.

(q)	Recent accounting pronouncements

     In April 2002, the FASB issued SFAS No. 145, “Rescission of FAS Nos. 4, 44, and 64, Amendment of FAS 13, and Technical Corrections as of April 2002”. This Statement rescinds FASB Statement No. 4, “Reporting Gains and Losses from Extinguishment of Debt”, and an amendment of that Statement, FASB Statement No. 64, “Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements”. This Statement also rescinds FASB Statement No. 44, “Accounting for Intangible Assets of Motor Carriers”. This Statement amends FASB Statement No. 13, “Accounting for Leases”, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. The provisions of this Statement related to the rescission of Statement 4 shall be applied in fiscal years beginning after May 15, 2002 with early application encouraged.

     In July 2002, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 146 “Accounting for Costs Associated with Exit or Disposal Activities”. The standard requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. This standard is effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of SFAS No. 146 does not have any significant impact on the consolidated financial statements.

     In December 2002, the FASB issued SFAS No. 148 “Accounting for Stock-Based Compensation-Transition and disclosure-an amendment of FAS 123”. SFAS No. 148 amends SFAS No. 123 to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of SFAS No. 123 to require prominent disclosure about the effects on reported net income of an entity’s accounting policy decisions with respect to stock-based employee compensation. Finally, SFAS No. 148 amends APB Opinion No. 28 “Interim Financial Reporting” to require disclosure about those effects in interim financial information. SFAS No. 148 is effective for financial statements for fiscal years ending after and for interim period beginning December 15, 2002. The adoption of SFAS No. 148 will not significantly impact the Group’s current disclosures.

TRAMFORD INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands, unless otherwise stated)

2	Summary of significant accounting policies (continued)

(q)	Recent accounting pronouncements (continued)

     In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities — An Interpretation of ARB No. 51” (“FIN 46”). FIN 46 addresses consolidation by business enterprises of variable interest entities. FIN 46 provides guidance on the identification of entities for which control is achieved through means other than through voting rights (“variable interest enterprises” or “VIEs”) and to determine when and which business enterprise should consolidate VIE (the “primary beneficiary”). This new model for consolidation applies to an entity in which either (i) the equity investors (if any) do not have a controlling financial interest or (ii) the equity investment at risk is insufficient to finance that entity’s activities without receiving additional subordinated financial support from other parties. In addition, FIN 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. The provisions of the statement apply immediately to variable interest entities created beginning after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date, FIN 46 applies in the first fiscal year beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. The directors do not expect a material impact on the financial statements upon adoption of the above pronouncements.

2	Business acquisition

     As discussed in Note 1, Tramford acquired controlling interests in the PRC Operations on July 1, 2000. The purchase price for the acquisition is Rmb20,262. The acquisition was accounted for using the purchase method of accounting. Accordingly, a portion of the acquisition costs has been allocated to the assets acquired and liabilities assumed based upon their estimated fair values at the date of acquisition. The excess of the purchase price over the fair value of net assets acquired was Rmb16,951 and has been recorded as goodwill which is being amortized over a period of anticipated economic benefit inflow.

     The following unaudited information presents a summary of the consolidated results of operations of the Group as if the acquisition had occurred at the beginning of the fiscal year for the year presented.

Year ended
December 31,
2000

Rmb
Net sales	23,585
Net income	1,822
Earnings per share	0.26

     The pro forma results have been prepared for comparative purposes only and include certain adjustments such as amortization expense as a result of goodwill. They do not purport to be indicative of the results of operations which actually would have resulted had the combination been in effect on January 1, 2000 or future results of operations of the consolidated entities.

TRAMFORD INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands, unless otherwise stated)

4	Non-operating income

     Non-operating income consisted of the following:

	Year ended December 31,

	2000	2001	2002

	Rmb	Rmb	Rmb
Gain on adjustment to consideration for the acquisition of subsidiaries (note)	—	—	1,697
Realized gains on trading securities	300	1,242	347
Bank interest	3,066	1,286	169
Compensation received from a supplier on goods returned	—	—	182
Others	7	27	61

	3,373	2,555	2,456

     Note:

     During the year, the Group renegotiated the consideration in respect of the acquisition of the PRC Operations made in 2000. The revised consideration is Rmb20,262, representing a discount on the original consideration of Rmb21,959. This change in consideration resulted in the recognition of a gain of Rmb1,697 in 2002.

5	Non-operating expenses

     Non-operating expenses consisted of the following:

	Year ended December 31,

	2000	2001	2002

	Rmb	Rmb	Rmb
Unrealized loss on trading securities	—	—	9
Others	—	—	132

	—	—	141

6	Income tax provision

     Tramford was incorporated under the laws of the British Virgin Islands (“BVI”), and under current BVI law, is not subject to tax on income or capital gains as it does not carry out business in the BVI.

     The Company’s subsidiary operating in Hong Kong acts only as an investment holding company and does not generate assessable profits or incur deductible expenses for Hong Kong profits tax purposes.

     The Company’s subsidiary operating in the PRC incurred a loss and therefore no PRC income tax has been provided for. Tax credit from this PRC subsidiary can be carried forward for 5 years. As the realization of the current tax credit is uncertain, full valuation allowance against deferred tax assets as at December 31, 2002 has been provided.

7	Other assets

     Other assets consisted of the following:

	December 31,	December 31,
	2001	2002

	Rmb	Rmb
Rental and utility deposits	781	399
Prepayment for inventories	962	312
Advance to staff	279	224
Others	161	255

	2,183	1,190

TRAMFORD INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands, unless otherwise stated)

8	Property, plant and equipment, net

	December 31,	December 31,
	2001	2002

	Rmb	Rmb
Leasehold improvements	805	—
Computer equipment	2,596	1,912
Furniture, fixtures and office equipment	1,429	576
Motor vehicles	107	107
Less: accumulated depreciation	(3,373)	(2,061)

	1,564	534

     Depreciation for the year ended December 31, 2000, 2001 and 2002 amounted to Rmb432, Rmb1,133 and Rmb816 respectively.

9	Intangible asset

     The intangible asset on network security and server switch technology acquired in 2000 is as follows:

	December 31,	December 31,
	2001	2002

	Rmb	Rmb
Gross carrying amount	4,000	4,000
Less: accumulated amortization	(1,667)	(3,000)

	2,333	1,000

     Amortization expense for the years ended December 31, 2000, 2001 and 2002 amounted to Rmb200, Rmb1,467 and Rmb1,333 respectively. The intangible asset is expected to be fully amortized in the year ending December 31, 2003.

10	Goodwill

     The Group recorded goodwill of Rmb16,951, in connection with the acquisition of its PRC Operations in 2000. The carrying amount of goodwill has been assigned to the network security and information technology consultancy reporting units, which also are reportable segments. The change in goodwill for the year ended December 31, 2002 is as follows:

	Network	Information
	security	technology	Total

	Rmb	Rmb	Rmb
Goodwill acquired in 2000	15,112	1,839	16,951
Less: accumulated amortization	(3,526)	(429)	(3,955)

Balance as of January 1, 2002	11,586	1,410	12,996
Impairment loss	(7,249)	—	(7,249)

Balance as of December 31, 2002	4,337	1,410	5,747

     The network security consultancy segment is tested for impairment in the fourth quarter of 2002, after the annual forecasting process. Due to economic recession in the region, operating profits and cash flows were lower than expected. Based on the trend, the earning forecast for the next five years was revised. In 2002, goodwill impairment loss of Rmb7,249 was recognized in the network security consultancy reporting unit. The fair value of that reporting unit was estimated using present value of future cash flows.

TRAMFORD INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands, unless otherwise stated)

10	Goodwill (continued)

     The amortization expense and net income of the Group for the year of initial application and prior two years, in which no extraordinary items were recognized, are as follows:

	For the year ended December 31,

	2000	2001	2002

	Rmb	Rmb	Rmb
Net income/(loss)	1,440	(9,141)	(15,446)
Add back: goodwill amortization	141	3,955	—

Adjusted net income	1,581	(5,186)	(15,446)

Basic earnings/(loss) per share:

Reported net income/(loss)	0.21	(1.32)	(2.24)
Add back: goodwill amortization	0.02	0.57	—

Adjusted net income/(loss)	0.23	(0.75)	(2.24)

11	Software development costs

	December 31,	December 31,
	2001	2002

	Rmb	Rmb
Balance at beginning of year	—	170
Software development costs capitalized	170	—
Less: accumulated amortization	—	(85)

	170	85

12	Other liabilities and accrued expenses

	December 31,	December 31,
	2001	2002

	Rmb	Rmb
Consideration payable on the acquisition of the PRC Operations (note 14)	21,959	1,850
Accrued professional fees	1,172	1,070
Deposits received	819	880
Accrued salaries and staff benefits	1,472	674
Value added tax and business tax payable	783	1,434
Others	933	941

	27,138	6,849

TRAMFORD INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands, unless otherwise stated)

13	Earnings/(loss) per share

     Basic earnings per share represents income available to common stockholders divided by the weighted-average number of common stocks outstanding during the period. Diluted earnings per share reflects additional common stocks that would have been outstanding if dilutive potential common stocks have been issued, as well as any adjustment to income that would result from the assumed issuance. Dilutive potential common stocks that may be issued by the Group relate solely to outstanding stock options and bonds with stock purchase warrants, and are determined using the treasury stock method. Effects of stock options and bonds with stock purchase warrants are excluded from the computation if the effect would be antidilutive.

     The following table is a summary of the computation of earnings/(loss) per share for the years ended December 31:

	Year ended December 31,

	2000	2001	2002

	Rmb	Rmb	Rmb
Net income/(loss)	1,440	(9,141)	(15,446)

Weighted-average shares used in computing basic and diluted earnings/(loss) per share	6,906	6,902	6,895

Earnings/(loss) per share
- Basic and dilutive	0.21	(1.32)	(2.24)

     In 2000, 2001 and 2002, exercise of the warrants and stock options would have been antidilutive and, therefore, was not considered in the computation of diluted earnings per share.

14	Supplemental cash flow disclosure

     On July 1, 2000, a wholly owned subsidiary of Tramford, Jingle Technology Limited (“JTL”), purchased 100% interests in BHL Networks Technology Co. Ltd. (“BHL”), which holds 76% interest in Beijing BHL Networks Technology Co. Ltd (“BBHL”). The following table summarizes non-cash investing and financing activities related to this acquisition:

Year ended
December 31,
2000

Rmb
Fair value of assets acquired:
Cash and cash equivalents	794
Trade accounts receivable, net	773
Inventories	1,147
Due from related parties	3,180
Due from minority shareholders	4,800
Prepaid expenses and other assets	1,321
Property, plant and equipment, net	606
Due to a related party	(3,795)
Other liabilities and accrued expenses	(2,013)
Minority interests	(4,800)

2,013
Goodwill arising on acquisition (note 10)	16,951

Cash consideration payable as at December 31, 2001(note 12)	18,964

Cash consideration paid as at 31 December 2000	—
Less : cash acquired	794

Net cash acquired in the acquisition	794

TRAMFORD INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands, unless otherwise stated)

14	Supplemental cash flow disclosure (continued)

     Pursuant to agreements entered into among the Group and the vendors in September 2002 in respect of the above acquisition, the above consideration was reduced from Rmb18,964 to Rmb18,312, and the revised amount was fully settled during the year.

15	Related party transactions

     The transactions and balances with related parties are analyzed as follows:-

	Year ended December 31,

	2000	2001	2002

	Rmb	Rmb	Rmb
Transactions with related parties
Sales	8,265	6,598	754
Purchase of technology (note 9)	4,000	—	—
Interest income	433	—	—
Rental income	—	—	—
Rental expense	267	248	—
Service fee	—	142	41

	December 31,	December 31,
	2001	2002

	Rmb	Rmb
Balances with related parties
Funds held by a related company for security investment purposes	868	1,846
Funds held by the ultimate holding company for security investment purposes	—	6,590
Due from related companies	4,596	—
Due from fellow subsidiaries	225	56

Total due from related parties	5,689	8,492

Due to a related company	321	830

     Apart from sales to a related company of Rmb754 and Rmb6,598 in 2002 and 2001 respectively, substantially all related party transactions are entered into with fellow subsidiaries of the Group. The balances with related parties are unsecured and interest-free, and have no fixed terms of repayment.

16	Retirement plans

     As stipulated by the regulations of PRC, the PRC subsidiary is required to make contributions to the retirement plan at rates of 19% of the base salaries of their staff. Contributions made in connection with the plan, which are expensed as incurred, were Rmb95, Rmb272 and Rmb233 for the years 2000, 2001 and 2002 respectively. The PRC subsidiary has no obligation for the payment of pension benefits beyond the annual contributions described above.

TRAMFORD INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands, unless otherwise stated)

17	Share capital

     Changes in share capital of Tramford are analyzed as follows:

			Common Stock
					Additional
			No. of	(par	paid-in
	Ref		shares	US$0.01)	capital	Warrants	Total

				Rmb	Rmb	Rmb	Rmb
January 1, 2000			6,905,707	575	184,265	2,911	187,751

December 31, 2000			6,905,797	575	184,265	2,911	187,751

January 1, 2001			6,905,797	575	184,265	2,911	187,751
Purchase of own shares	(a	)	(10,100)	(1)	(17)	—	(18)
Expiration of warrants	(b	)	—	—	2,911	(2,911)	—

December 31, 2001			6,895,697	574	187,159	—	187,733

January 1, 2002			6,895,697	574	187,159	—	187,733
Purchase of own shares	(c	)	(1,200)	(3)	—	—	(3)

December 31, 2002			6,894,497	571	187,159	—	187,730

     (a)  For the year ended December 31, 2001, a total of 10,100 shares of Common Stock were repurchased at an average price of US$0.20 per share.

     (b)  All warrants issued by the Company were expired during the year ended December 31, 2001.

     (c)  For the year ended December 31, 2002, a total of 1,200 shares of Common Stock were repurchased at an average price of US$0.28 per share.

     (d)  On October 10, 1996, a stock option plan was set up to grant options to certain employees and directors of the Company for a maximum of 200,000 shares. The stock option plan provides for a grant of options to employees, officers, directors and consultants of the Group. The stock option plan, which was established in October 1996, is administered by the Board of Directors or a committee appointed by the Board, which determines the terms of option’s grant, including the exercise price, the number of shares subject to the option and option’s exercisability. The exercise price of all options granted under the stock option plan must be at least equal to the fair market value of such shares on the date of grant. The maximum term of options granted under the stock option plan is 10 years. As of December 31, 1998, no options had been granted under the stock option plan. Pursuant to a board resolution passed on December 28, 1999, 200,000 options were granted to certain directors and officers at that time at an exercise price of US$1.15 each. Of the 200,000 options granted, 140,000 options were still held by certain directors and officers of the Company as of December 31, 2002. These options are exercisable within ten years commencing from December 28, 1999. Apart from 60,000 options which were forfeited upon the resignation of the relevant directors, no other options were issued, exercised, forfeited or expired under this stock option plan for the years ended December 31, 2000, 2001 and 2002.

TRAMFORD INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands, unless otherwise stated)

17	Share capital (continued)

     (e)  The Company applies Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations in accounting for its employee stock options. Under APB Opinion No. 25, because the exercise price of all the options issued by the Company equals or is higher than the market price of the underlying stock on the date of grant, no compensation expense is recognized.

     (f)  Pro forma information regarding net income and earnings per share is required by SFAS No. 123 “Accounting for Stock-Based Compensation”, and has been determined as if the Group had accounted for its employee stock options under the fair value method of SFAS No. 123. The fair value of options granted during the year ended December 31, 1999 was RMB720. The fair value for these options was estimated at the date of grant using a Black-Scholes option valuation model with the following weighted-average assumptions for the year ended December 31, 1999; risk-free interest rate of 5.3%; no dividend yield; volatility factor of the expected market price of the Company’s common share of 233.5%; and a weighted-average expected life of the option of ten years.

     For purposes of pro forma disclosure, the estimated fair value of the options is amortized to expense over the options’ vesting period. The pro forma information of the Group is as follows:

	December 31,	December 31,	December 31,
	2000	2001	2002

	Rmb	Rmb	Rmb
Net income/(loss)
As reported	1,440	(9,141)	(15,446)
Pro forma	1,440	(9,141)	(15,446)
Basic earnings/(loss) per share
As reported	0.21	(1.32)	(2.24)
Pro forma	0.21	(1.32)	(2.24)

     Because compensation expense associated with an award is recognized over the vesting period, the initial impact on pro forma net income/(loss) may not be representative of compensation expense in future years, when the effect of the amortization of multiple awards would be reflected in the income statement.

18	Contingencies and commitments

     The Group had no material contingencies as at December 31, 2002. As of December 31, 2002, the aggregate future minimum lease payments under non-cancelable operating leases are as follows:

December 31,
2002

Rmb
Year ending December 31, 2003	284

     Lease rental costs incurred by the Group for the year ended December 31, 2000, 2001 and 2002 amounted to Rmb1,121, Rmb2,014 and Rmb1,047 respectively.

TRAMFORD INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands, unless otherwise stated)

19	Segment information

     Segments were determined based on products and services provided by each segment. Accounting policies of the segments are the same as those described in the summary of significant accounting policies. Segment performance is evaluated based on profit or loss from operations before interest, other income/expense and taxes. Product sales constitute the sale of network security softwares and devices. Rendering of services represents the provision of information technology services. The Group’s operations have been classified into two business segments: product sales and rendering of services. Summarized financial information by business segment for 2002, 2001 and 2000 is as follows:

			Net
		Operating	identifiable	Depreciation
		profit/	assets/	and	Capital
	Revenue	(loss)	(liabilities)	amortization	expenditures

	Rmb	Rmb	Rmb	Rmb	Rmb
Year 2002
Product sales	5,658	(9,778)	9,718	2,075	70
Rendering of services	2,625	(5,085)	(61)	159	—

Total operating segments	8,283	(14,863)	9,657	2,234	70
Corporate	—	(583)	31,986	—	—

Group	8,283	(15,446)	41,643	2,234	70

Year 2001
Product sales	707	(6,330)	13,443	2,238	97
Rendering of services	6,598	(610)	5,024	362	16

Total operating segments	7,305	(6,940)	18,467	2,600	113
Corporate	—	(2,201)	34,098	3,814	—

Group	7,305	(9,141)	52,565	6,414	113

Year 2000
Product sales	10,353	(1,565)	19,773	433	6,001
Rendering of services	5,374	1,164	5,634	199	429

Total operating segments	15,727	(401)	25,407	632	6,430
Corporate	—	1,841	34,168	141	16,951

Group	15,727	1,440	59,575	773	23,381

EXHIBIT INDEX

1.	List of Company’s significant subsidiaries, their jurisdiction of incorporation and the names under which they do business, if different from their name.

2.	Certification of Chief Executive Officer and Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act

3.	Certification of Chief Executive Officer and Chief Financial Officer required by Section 906 of the Sarbanes-Oxley Act