Form 20-F
period 2003-12-31
TRAMFORD INTERNATIONAL LTD
filed 2004-06-29
CIK 1027454

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

None

(Title of Class)

As of June 20, 2004, there were 6,894,497 shares of Common Stock outstanding, with par value of US$0.01 each.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☑	Yes ☐ No

Indicate by check mark which financial statement item the registrant has elected to follow

☐	Item 17 ☑ Item 18

Introduction
PART I
EXHIBITS INDEX
SIGNATURES
LIST OF COMPANY'S SIGNIFICANT SUBSIDIARIES
CERTIFICATION OF CEO & CFO (SECTION 302)
CERTIFICATION OF CEO & CFO (SECTION 906)

Introduction

     This annual report on Form 20F includes our audited consolidated financial statements as of December 31, 2002 and 2003, and for each of the three years in the period ended December 31, 2001, 2002 and 2003.

     We listed our common stock, par value of US$0.01 each, on the Nasdaq Small Capital Market, or Nasdaq, under the symbol “TRFDF”.

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

Forward Looking Statements

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

     You can identify these statements by forward-looking terminology such as “anticipate”, “expect”, “believe”, “goal”, “plan”, “intend”, “estimate”, “may”, “can”, “could”, “will” and “would” or similar words. These forward-looking statements involve known and unknown risks, uncertainties and other factors, including those described in this Item 4 and elsewhere in this annual report that could cause our actual results to differ materially from those anticipated in these forward-looking statements. For a further discussion of such risks and uncertainties, see Item 3 “Key Information — Risk Factors”. You should consider these factors carefully in evaluating any forward-looking statements and should not place any undue reliance on any forward-looking statement. You should keep in mind that any forward-looking statement made by us in this Annual Report or elsewhere speaks only as of the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We are under no obligation to, and do not intend, to update or revise our forward-looking statements made herein to reflect actual results or changes in assumptions or other factors that could affect those statements.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

     Not Applicable.

Item 2.	Offer Statistics and Expected Timetable

     Not Applicable.

Item 3.	Key Information

A.	Selected financial data

     The following selected financial date should be read in conjunction with the “Management’s Discussion and Analysis of Financial and Results of Operations”, and the Financial Statements and Notes thereto included elsewhere in this Annual Report.

     The selected financial data at December 31, 2002 and 2003 and years ended December 31, 2001, 2002 and 2003 have been derived from and should be read with our audited consolidated financial statements, including notes to the consolidated financial statements, included in this Annual Report beginning on page F-1. We derived the selected financial data at December 31, 2001, 2000 and 1999 and for the years ended December 31, 2000 and 1999 from our consolidated financial statements, which have been prepared in according with U. S. GAAP, but have not been included in this Annual Report.

     All financial data included elsewhere in the Annual Report are expressed, unless otherwise stated, in the nearest thousand of Renminbi (“Rmb”). In this Annual Report, references to “Renminbi” or “Rmb” are to the currency of People’s Republic of China, and references to “U.S. dollars” or “US$” are to the currency of United States of America. This Annual Report contains translations of Renminbi amounts into U.S. dollar amounts, solely for your convenience. Unless otherwise indicated, the translations have been made at Rmb8.2767 = US$1.00, which was the noon buying rate in The City of New York for cable transfers in Renminbi as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2003. See Item “Key Information – Selected Financial Data – Exchange Rate Information” for historical information regarding this noon buying rate. You should not construe these translations as representations that the Renminbi actually represents such U.S. dollar amounts or could have been or could be converted into U.S. dollars at the rate indicated or at any other rates.

	(Amounts in thousands, except per share data)
	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	1999	2000	2001	2002	2003	2003
	Rmb	Rmb	Rmb	Rmb	Rmb	US$(1)
Statement of Operations Data:
Operating loss	(4,717)	(2,029)	(13,361)	(19,910)	(4,012)	(484)
Non-operating income	2,862	3,373	2,555	2,456	2,429	293
Income/(loss) from continuing operations before income tax provision and minority interests	(1,855)	1,344	(10,806)	(17,595)	(1,583)	(191)
Discontinued operations
Profits/(Loss) from operations of disposed subsidiaries	(14,875)	—	—	—	—	—
Gain on disposal of subsidiaries	20,011	—	—	—	—	—
Net income/(loss) for the year	3,281	1,440	(9,141)	(15,446)	(942)	(114)
Earnings/(loss) per share	0.42	0.21	(1.32)	(2.24)	(0.14)	(0.01)
Earnings/(loss) per share from continuing operations	(0.23)	0.21	(1.32)	(2.24)	(0.14)	(0.01)
Earnings per share from discontinued operations	0.65	N/A	N/A	N/A	N/A	N/A
Supplemental data to Statements of Operations
Revenues (2)	19,226	15,727	7,305	8,283	11,742	1,418
Cost of sales (2)	17,680	12,612	5,203	4,825	6,625	800
Gross Profit(2)	1,545	3,115	2,102	3,458	5,117	618
Balance Sheet Data:
Total assets	74,803	104,128	93,407	55,208	51,582	6,229
Total liabilities	4,562	27,743	27,846	7,818	5,391	650
Shareholders’ equity	70,241	71,681	62,522	46,500	46,191	5,579

(1)	For the convenience of the reader, translation of amounts from Renminbi (“Rmb”) into United States Dollars (“US$”) has been made at the noon buying rate in New York City for cable transfer in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2003 of Rmb 8.2767 = $1.00. No representation is made that the Renminbi amounts could have been, or could be, converted into United States Dollars at that rate or at any other certain rate. The table set forth the average, high, low and period-end noon buying rate between the Rmb and the U.S. dollar (in Rmb per U.S.dollar) is set out in Item 10 (D). The Renminbi is not freely convertible into foreign currencies. The China government has instituted a single regulated floating exchange rate system principally based on market supply and demand. Under this system, a nationwide inter-bank foreign exchange banks where Renminbi can be converted into foreign currencies subject to prior approval from the China State Administration of Exchange Control.

(2)	Revenues, cost of sales and gross profit for the period ended December 31, 1999 refers to that of Linyi Baoquan Bathtub Company Limited (“Baoquan”) and Linyi Xinhua Building Ceramics Company Limited (“Xinhua”) disposed of in July 2, 1999. Baoquan and Xinhua are hereinafter referred to, collectively, as the “Disposed Operations”. Net sales, cost of goods and gross profit for each of the four years in the period ended December 31, 2000, 2001, 2002 and 2003 refers to that of the BHL Networks Technology Co. Ltd. (“BHLNet”) and Beijing BHL Networks Technology Co. Ltd. (“BBHL”) acquired in June 30, 2000. BHLNet and BBHL are hereinafter referred to, collectively, as the “New Operations”.

B.	Capitalization and indebtedness.

     Not Applicable.

C.	Reasons for the offer and use of proceeds.

     Not Applicable.

D.	Risk factors.

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

     We have limited operating history and evolving business model and strategy.

     The Company was originally engaged in sanitary wares and ceramic tiles manufacturing business and was changed to internet related business since June 2000, with focus on system integration services (“SI”). In 2001, SI was terminated due to very keen competition and low profit margin. Then we positioned ourselves as a network security services provider and started developing on own products. Major developments of our existing products were completed in 2002 and certificates on these products were obtained from the Police Bureau, Security Bureau, etc in subsequent months.

     The network security market of China is rapidly evolving. We lack experience in managing this new market. Accordingly, we cannot assure that we will succeed in meeting customers’ needs in these markets. If we fail to modify our business model or strategy to adapt to these market changes, our business may suffer.

     We have continued operating losses and we cannot provide assurance that we can achieve or sustain profitability.

     We have incurred operating losses in the preceding five years as follows:-

Year	Operating loss
(in thousands of Rmb)
1999	4,717
2000	2,029
2001	13,361
2002	19,910
2003	4,012

     While the losses from New Operations were decreasing and we believe the New Operations may be turned around in two years’ time, we cannot give any assurances that operating losses will not increase in the future because our revenues, gross margins and operating results may fluctuate significantly due to, among other things:

•	our ability to obtain timely and accurate user sales information;

•	the effectiveness of our distribution channel;

•	product upgrading or updating progress by us or our competitors;

•	the mix of products sold;

•	our price changes and those of our competitors’;

•	our research and development and marketing abilities;

•	the acquisition costs of technology or businesses;

•	employee wage pressure arising from increased competition for skilled employees and increased governmental staff welfare regulations;

•	extraordinary costs incurred for acquisitions or any reductions in forces, if any; and.

•	the number of new projects led by the Chinese government bureaus.

     These factors make predicting revenues more difficult and may adversely affect our performance and profitability. Although we believe more sales contracts may be entered into in the future, there is no assurance that these contracts can be successfully executed, or even if successfully executed, we may not control our costs effectively. The operating results would be materially adversely affected in case the contracts are not successfully obtained and costs are not effectively controlled.

     Our business is facing a highly competitive market in China.

     We are subject to various risks, uncertainties, expenses, delays, problems and difficulties frequently encountered in the establishment of a software and technology business on the Internet in China which is generally characterized by intense competition.

     Our potential competitors may come from:

•	competitors who have greater financial and marketing resources and greater name recognition;

•	competitors have similar definition in their products;

•	large global competitors, especially after China’s entry into the World Trade Organisation (the “WTO”).

     The Internet market is subject to continuing changes and new competitors may better position themselves to compete in the market as it matures. China’s entry into WTO may intensify the competition. If we fail to maintain our competitive position in the market, our results may be materially adversely affected.

     Risks of acquisition of new business, products and technologies

     As a component of our business and growth strategy, we intend to acquire companies, products and technologies that we feel will enhance our business model, revenue base, operations and profitability. The acquisitions may result in use of significant amounts of cash, dilative issuances of common stocks, amortization expenses related to certain intangible assets and annual impairment of goodwill on acquisition, each of these could materially adversely affect our results.

     We may also encounter problems in implementing effective controls over acquired business, including:

•	the difficulties of integrating, assimilating and managing the operations, technologies, intellectual property, products and personnel of the acquired business; including the implementation of controls, procedures, and policies appropriate for a listed company at the acquired business that prior to acquisition had lacked such controls, policies and procedures, particularly if the acquired business will exist as a separate line of business of us or as a subsidiary not wholly owned by us.

•	the diversion of management attention to business concerns of the acquired business from that of our existing operation.

•	declining employee morale and retention issues for employees in the acquired business.

•	the risk of litigation by terminated employees and contractors.

•	our lack of familiarly with other conditions and business practices of the acquired business.

     The acquisition implementation process may last longer than one financial reporting period. Any failure in such implementation may have an adverse effect on our business, results of operates and financial condition.

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

     We are subject to risks of non-recurring contracts and cost controls.

     Prior to 2004, a substantial portion of our contracts signed by BBHL were short-term, individual and non-recurring. Our failure in obtaining new contracts could have a material adverse effect on our business, results of operations and financial condition. Even if new contracts are successfully signed, failure in cost and resources estimation and controls could expose us to risks associated with cost overruns and penalties, which could also cause material adverse effect on our business, results of operations and financial condition. In 2004, we have tried efforts in improving this situation by signing longer term contracts with guaranteed sales and recently one contract of such nature is signed with the Legend Group. However, there is no assurance that other similar contracts can be successfully signed and the signed contracts will continue after its expiry. Any failure in signing these contracts or continuing the existing contracts could have material adverse effect on our business, results of operations and financial condition.

     We are subject to risks of rapid technological change in the market and the risks associated with the product development

     The network security and network management market is highly fragmented and characterized by ongoing technological developments, evolving industry standards and rapid changes in customer requirements. Our success will depend on our ability to:

•	provide a broad range of network security and network management software products;

•	timely develop and introduce new products with technological advances;

•	respond promptly to new customer requirements;

•	comply promptly with evolving industry standards;

•	provide upgrades and updates to users frequently at the lowest costs; and

•	maintain compatibility of our products with popular operating systems and develop products that are compatible with new or otherwise emerging operating systems.

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

     Our long-term success depends on our ability to upgrade and update existing product offerings, modify and enhance acquired products and introduce new products, which meet our customers’ needs. Future upgrades and updates may include additional functionality, respond to user problems or address compatibility problems with changing operating systems and environments. We believe that our ability to provide these upgrades and updates frequently and at low costs is key to our success. Failure to release upgrades and updates could have a material adverse effect on our business, results of operations and financial condition. In addition, future changes in popular operating systems could cause compatibility problems with our products. Further, delays in the introduction of future versions of operating systems or lack of market acceptance of these future versions would delay or reduce demand for our future products which were designed to operate with these future operating systems. Our failure to introduce in a timely manner new products that are compatible with operating systems and environments preferred by users would materially adversely affect our business, results of operation and financial condition.

     We may suffer if the markets evolve out of our anticipation

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

     We expect the volatility of our stock price will continue

     Our stock price was volatile and ranged from a per-share high of US$3.77 to low of US$0.03 during the period from January 1, 2003 to May 20, 2004. On May 28, 2004, the per share closing price for common stock was US$1.60. The stock price volatility is not within our control. Many factors affect our stock price. Our ability to meet the expectations of investors with respect to our operating and financial results may contribute to current and future stock price volatility.

     Our business may be adversely affected by Chinese government regulation of Internet companies.

     China is regulating its Internet sector by making new pronouncements or enacting regulations regarding the legality of foreign investment in the Chinese Internet sector, the existence and enforcement of content restrictions on the Internet and the availability of securities offerings by companies operating in the Chinese Internet sector. There are substantial uncertainties regarding the proper interpretation of current and future Chinese Internet laws and regulations. Although we believe and have been advised that many current regulations will not apply to us, we cannot assure that existing or future regulations will be interpreted differently.

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

     Besides, the interpretation and application of existing Chinese laws and regulations, the stated positions of the Ministry of Information Industry and the possible new laws or regulations have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, Chinese Internet businesses. Accordingly, it is possible that the relevant Chinese authorities could, at any time, assert that any portion or all of our existing or future ownership structure and businesses violates Chinese laws and regulations. It is also possible that the new laws or regulations governing the Chinese Internet sector that may be adopted in the future will prohibit or restrict foreign investment in, or other aspects of, any of our current or proposed businesses and operations.

     If we are found to be in violation of any existing or future Chinese laws or regulations, the relevant Chinese authorities would have broad discretion in dealing with such a violation, including, without limitation, the following:

•	levying fines;

•	revoking our business license;

•	requiring us to restructure our ownership structure or operations; and

•	requiring us to discontinue any portion or all of our Internet business.

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

     Chinese government’s austerity measures. In view of excess investments in certain industries, the Chinese government had recently imposed austerity measures mainly by limiting loans borrowed by certain enterprises. Such termination of cash source may cause our customers withholding the proposed tenders and affecting their settlements to us, which could affect materially adversely our business development, results of operations and financial condition. Although no such situation was noted, we cannot assure that the adverse effects will exist in future. Our results of operations and financial situation could be impacted negatively if such situation existed.

     Severe Acute Respiratory Syndrome (“SARS”)

     The SARS happened in 2003 had caused significant impact on our operations in aspects of government’s and customers’ withholding of tenders and closure of their offices rendering us unable to perform duties as stipulated in our agreements. Even the SARS is now under control, however, there is no assurance that it will not re-emerge in the coming seasons. If it comes, we cannot assure that the same efforts and spirits of us as if that in the post-SARS period in 2003 can be sustained to ratify the adverse effect happened to our operation. Our results may be materially adversely affected if another SARS or similar epidemic happens.

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

     The Company was incorporated as an International Business Company under the laws of the British Virgin Islands (“BVI”) in September 1995. The Company previously owned, through its wholly owned subsidiaries, Jing Tai Industrial Investment Company Limited (“Jing Tai”), which was subsequently renamed to BHL Networks Technology Company Limited (“BHLHK”), and Jolly Mind Company Limited (“Jolly Mind”), both Hong Kong companies, 95% equity interests in each of Linyi Baoquan Bathtub Company Limited (“Baoquan”) and Linyi Xinhua Building Ceramics Company Limited (“Xinhua”)(collectively, the “Disposed Operations”). The Disposed Operations are Sino-foreign equity joint ventures incorporated under the laws of China. A wholly owned subsidiary of BHLHK, Beijing Taigong Sanitary Wares Company Limited (“Taigong”), was also incorporated in Beijing in 1997 under the laws of China as our administrative and sales support office of the PRC Operations.

     Pursuant to certain sales and purchases agreements entered into among BHLHK, Shandong Linyi Industrial Enamel Joint Stock Company (“Linyi Industrial”), Jolly Mind and Shandong Luozhang Group Company (“Shandong Luozhang”), on July 2, 1999, the BHLHK’s interest in the Disposed Operations were disposed of through the sale by BHLHK of its 60% interests in each of Baoquan and Xinhua to

Shandong Luozhang in cash consideration of Rmb28 million. Pursuant to a Share Purchase Agreement dated July 2, 1999 entered into between the Company and Linyi Industrial, the Company sold all of its interest in Jolly Mind, which owns a 35% interest in each of Baoquan and Xinhua, to Linyi Industrial in consideration of 1,952,291 shares (the “Consideration Shares”) of Common Stock of the Company. In January, 2000, Taigong applied for a voluntary dissolution which was approved in March, 2000.

     On June 30, 2000, Jingle Technology Co., Ltd., the Company’s wholly owned subsidiary incorporated in the British Virgin Islands, entered into an agreement with China Internet Technology Co., Ltd. (“China Internet”) and Great Legend Internet Technology and Service Co., Ltd. (“Great legend”) to acquire the entire outstanding shares of BHL Networks Technology Co. Ltd. (“BHLNet”), a company incorporated under the laws of the Cayman Islands, which owns a 76% interest in Beijing BHL Networks Technology Co. Ltd. (“BBHL”), a company incorporated under the laws of China. BHLNet and BBHL are hereinafter referred to, collectively, as the “New Operations”

     The Company’s registered office is located at P.O. Box 71, Craigmuir Chambers, Road Town, Tortola, BVI. Only corporate administrative matters are conducted at this office, through the Company’s registered agent, HWR Services Limited. The Company’s principal executive office is located at 34th Floor, West Tower, Shun Tak centre, 200 Connaught Road Central, Hong Kong.

B.	Business overview.

     Market Overview

     The network security market of China is growing in the last consecutive three years. According to statistics of the China Center for Information Industry Development issued in April 2004, the total sales in the first quarter of 2004 amounted to Rmb 602 million, which was increased by Rmb 105 million, or 21.1%, from Rmb 497 million of the same quarter in 2003.

     The existing share by categories of products in the China network security market can be analyzed as follows:

1.	Anti-virus: occupying 29.1% of the network security market’s total sales in the first quarter of 2004, it amounted to Rmb175 million, which was increased by 28.7% from the same quarter in 2003;

2.	Firewall: occupying 42% of the market’s total sales in the first quarter of 2004, it amounted to Rmb 253 million, which was increased by 20.5% from the same quarter in 2003;

3.	Hackers’ detection and protection: occupying 11.8% of the market’s total sales in the first quarter of 2004, it amounted to Rmb 71 million, which was increased by 9.2% from the same quarter in 2003;

4.	Others (including data encryption): occupying 17.1% of the market’s total sales in the first quarter of 2004, it amounted to Rmb 103 million, which was increase d by 19.8% from the same quarter in 2003.

     Among these products, anti-virus and firewall categories are much mature market with very large domestic demand however, they also have very keen competitions due to easier entry into the market. Hackers’ detection and protection market, on the other hand, has high level of entry barriers due to complicated technology required, but the market just left its infant stage and its future growth remains uncertain, even the demand is growing as a result of increasing awareness towards network security by the government bureaus and large enterprises in recent years.

By customers, the China network security market can be further analyzed as follows:-

1.	Large enterprises: sales to large enterprises in the first quarter of 2004 amounted to Rmb287 million, representing 47.7% of the market’s total sales;

2.	Government bureaus: sales of the first quarter of 2004 to government bureaus amounted to Rmb126 million, representing 20.9% of market share;

3.	Small to medium enterprises: sales of the first quarter of 2004 to small to medium enterprises amounted to Rmb119 million, representing 19.8% of market share;

4.	Education institutions: sales of first quarter of 2004 to these institutions amounted to Rmb43 million, representing 7.1% of market share; and

5.	Family: sales to family in the first quarter of 2004 amounted to Rmb27 million, representing 4.5% of market share.

     Large enterprises and government bureaus account for the largest market share as they are not price sensitive due to enough funding of them in acquiring the security products, others remain price sensitive.

     Company Overview

     The Company was transformed to a network security service provider after our acquisition of the BHLNet in 2002. Our current business focuses on the network security and related software development. Our long-term goal is to maximize the value of the Company and thus the shareholders’ value, with an operating strategy focused on technology innovation. We stress innovation, reliability, flexibility and efficiency to ensure high degree of advancement in technology and commercialization of research results. We believe the existing market preference of local products and services, the governmental regulations and our technological advancement will create good market opportunities for our business.

     Upon the acquisition of the BHLNet, we positioned ourselves as a provider of system integration services, network security and network management solutions. With limited investment in research and development at the initial stage, which is caused by our difficulties in recruiting qualified staff and our reliance on shift of mature technologies from the Institute of Computing Technology (“ICT”), our products are generally similar to those provided by our competitors. In order to be pioneers in our key markets, we switched our business focus to self-developed security software in 2001 and had established a research and development team formed by experienced research staff recruited from universities and competitors. This change was proved successfully, in particular in the development of the Intranet/Internet Physical Separation Security Solution (the “IPSSS”), a unique product which was generally recognized and certified by the relevant government agencies and had accounted for the majority of the 2002 sales. In 2003, based on the technology backbone of the IPSSS, we further developed the BHL Information Security Gate System (the “Security Gate”). The Security Gate enhanced the safe exchange of information between two networks which was completely physically separated.

     Description of Products and Services

     The Company focuses in network security solution and related products. It mainly includes the Security Gate, IPSSS, Secure Channel and Secure Server. The major target customers include large enterprises and government bureaus, who are less price sensitive and are financially capable in payment.

We have obtained ten certificates as related to our security products from all related government bureaus in the past three years, which represents their recognition of the superiority of our products.

     Our most outstanding products of the network security sector include Security Gate and IPSSS. Due to complicated technical requirements, these products face the lowest competition in the market and gives us the highest gross profit margin compared to other products in the market. Security Gate is a newly developed technology. Its acceptance by users is expanding, particularly by government agencies. Management estimates that Security Gate will finally supersede anti-virus and firewall products as one of the most well accepted and applied network security products in China’s large enterprises and government agencies.

     Other products focus on two important areas of Internet application – network management and e-business software development:

     Network management. Network management primarily includes the BHL LDAP Catalogue Server, BHL Search Engine V2.0, BHL Charging Proxy of Network Expenses and BHL Re-broadcasting system V2.0. These products are highly efficient, intelligent and provide high performance in assisting enterprises in increasing the automatic abstraction and classification of information influx and control of network expenses.

     E-business software development. Our e-business software development is separately performed in our Zhuhai branch because Zhuhai provides for easier access, faster reaction and better communications with our customers situated in South China and Hong Kong. Through years of experience, we have accumulated thorough understandings of these businesses and the specific requirements in port business, on-line banking and on-line brokerage.

     Business Strategy

     We intends to achieve our business goals primarily through the following strategies:

     Establishing and leading the industrial standards

     We believe the Company’s products are superior to our competitors’ products. There are no industrial standards set out for network security in China. As we have obtained all necessary certificates from relevant government bureaus proving our advanced technological status, we will apply to the relevant authorities to use our product standards as the industrial standards in China. We will continue investing in developing new products in order to maintain our industry leadership position.

     Expanding distribution channel by cooperating with large enterprises

     Since it is costly to establish owned distribution channels, we started to cooperate with enterprises having wide and mature distribution channels in China to enhance easier penetration of our products into more industrial sectors, through OEM (producing under their brand name) production of their products. By the end of 2003, a contract was signed with the Legend Group, the largest network service provider of China. Two additional contracts are currently under negotiations. It is believed that we are the first one, among all security gate suppliers in China, to cooperate with large enterprises. Through established distribution network of these large enterprises, we believe we can penetrate into the market fast with minimum costs incurred. Besides, we can also avoid future direct competition with these enterprises who are financially strong.

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

     Capitalise on the strengths of ICT

     ICT is a shareholder of BBHL. ICT, an institution under the Chinese Academy of Sciences (“CAS”), is well recognized in China and globally in terms of its academic reputation and specializes in the research and development of high-performance computer systems. The mission of ICT is “Invigorate China through Science and Education”. The research of ICT is divided into fundamental research, key technology research and application research. These research fields supplement each other and work in coordination to develop key technologies for the national economy and the people’s livelihood and to transform research results into high technology products to meet the market needs. The management of ICT highly values the cooperation with Beijing Holdings and the Company.

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

     The following table sets forth as of June 20, 2004, (i) all persons known to the Company to be the owner of more than ten percent of the Company’s Common Stock and the Common Stock owned by the officers and directors as a group.

Common Stock	Beijing Holdings 34th Floor, West Tower, Shun Tak Centre, 200 Connaught Road Central, Hong Kong.	4,372,882 (2)(3)	63.43%

Common Stock	Great Legend c/o 34th Floor, West Tower, Shun Tak Centre, 200 Connaught Road Central, Hong Kong.	1,186,441 (4)	17.21%
Common Stock	China Internet c/o 34th Floor, West Tower, Shun Tak Centre, 200 Connaught Road Central, Hong Kong.	508,474 (4)	7.38%
Common Stock	All officers and directors As a group (two persons)	6,067,797 (2)(3)(4)	88.02%

(1)	Unless otherwise noted, the Company believes that all persons named in the table have sole voting and investment power with respect to all shares of Common Stock beneficially owned by them.

(2)	Included in the 4,372,882 shares owned by Beijing Holdings are 974,576 shares and 849,576 shares owned by CMEC Ceramics Holdings Limited (“CMEC”) and Perfect Capital Holdings Limited (“Perfect Capital”), respectively. CMEC was previously owned by CMEC-GE Capital China Industrial Holding Limited. Pursuant to a sale and purchase agreement dated June 30, 2000, Beijing Holdings acquired the entire interest of CMEC. Pursuant to another sale and purchase agreement dated May 30, 2002, Beijing Holdings, through Perfect Capital, a 100% subsidiary, acquired the entire shares of the Company held by Oriental Patron China Investment Limited, an initial shareholder of the Company.

(3)	Mr. Li Xiao Hong, Chairman of the Board and President of the Company, is the Deputy General Manager of Beijing Holdings and therefore he may be deemed to beneficially own the shares of Common Stock owned by Beijing Holdings. Mr. Li disclaims any beneficial interest in the shares of Common Stock owned by Beijing Holdings. In addition to Mr. Li, the Beijing Municipal Government of the PRC, the principal shareholder of Beijing Holdings, may be deemed to beneficially own the shares of Common Stock owned by Beijing Holdings.

(4)	Pursuant to a sale and purchase agreement dated June 30, 2002, China Internet and Great Legend acquired, respectively, 1,186,441 shares and 508,474 shares from China C&Y International Holdings Limited, another initial shareholder of the Company.

     Significant Subsidiaries

     The Company owns 100% interest in BHLHK. BHLHK was previously the holding vehicle of the 60% interest in each of Baoquan and Xinhua, subsidiaries engaged in bathtub and ceramic tiles business. Since the disposals of Baoquan and Xinhua in 1999, BHLHK became the cash management vehicle of the Company, holding the foreign currencies of our cash assets in Hong Kong.

     The Company owns 76% interest, through BHLNet, a wholly owned Cayman Island incorporated subsidiary, in BBHL, an equity joint venture incorporated in China. BHLNet is wholly owned by Jingle, a wholly owned subsidiary of the Company incorporated in the British Virgin Islands. BHLNet and Jingle are investment-holding vehicles. All principal activities of the Company are done through BBHL in China.

     BBHL specializes in network technology. With network security and information security technology and support software as its main business, the company has established its brand image with specialized technology, system products and comprehensive service. The principal technology of the company include: accreditation and encryption, coding, information protection and testing, network security technical standard and related technology as well as products and solutions in the aspect of network information processing.

D.	Property, plants and equipment.

     The Company shares its office, free of charge, with Beijing Holdings, the controlling shareholder, which is situated at 34th Floor, West Tower, Shun Tak Centre, 200 Connaught Road Central, Hong Kong. BHLHK, Jingle and BHL Networks are situated at the same office of the Company.

     BBHL leases its office at Room 214-216, Tai Li Min Yuan Office Building, No. 1, Wai Guan Xie Street, Chaoyang District, Beijing, 100011, China at a monthly rent of Rmb 53,000 for a period of two years commencing from September 20, 2002. Prior to this movement, BBHL leased 8th Floor, Anhua Development Building No. 35, Anding Street, Chaoyang District, Beijing, 100029, China at a monthly rent of Rmb89,000.

     The Company’s principal fixed assets are computer equipment. As at December 31, 2003, the total net book value of the computer equipments amounted to approximately Rmb 54,000, which represented 61.6% of the total fixed assets of the Company.

     The Company believes that the physical facilities are adequate to conduct the Company’s business during the next 12 months.

E.	Corporate governance

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

     The members of the Board of Directors communicate frequently to access the development of the Company’s business. All members of the Board of Directors have full and timely access to relevant information and may take independent professional advice if necessary. During the year, we had established the audit committee and had set up code of business conduct and ethics for directors, as well as the charter of audit committee of the Board of Directors. The Company is now preparing the establishment of compensation committee in the near future.

     The Company is committed to ensure a high standard of business ethics and integrity. Due to the limited number of staff and functional departments in previous years, we exercised closer monitoring control, which is considered more effective and efficient in ensuring the control procedures, instead of implementing a formal code of conducts. However, along with the Company’s growth and expansion, the Company is preparing a formal code of conducts for all staff. The Company will carry out extensive training to ensure that all staff levels understand the content of the code and the philosophy behind an ethical working culture.

     As the Company is listed on the US market and is a SEC reporting company, it is generally bound by the Sarbanes Oxley Acts. The Company is in the process of reviewing the existing internal systems and practices and taking other steps to comply with the relevant provisions.

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

     All financial data referred to in the following management’s discussion has been prepared in accordance with U.S. GAAP. Results of operations for the years ended December 31, 2001, 2002 and 2003 refers to the audited consolidated results of the Company. U.S. GAAP requires that we adopt the accounting policies and make estimates that management believe are most appropriate in the circumstances for the purposes of giving a true and fair view of our results and financial condition. Our principal accounting policies are set forth in Note 2 to our consolidated financial statements. However, different policies, estimates and assumptions in critical areas could lead to materially different results. Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties and potentially result in materially different results under different assumptions and conditions. We believe the following critical accounting policies may affect its judgments and estimates used in the preparation of this consolidated financial statements: -

     Revenue recognition. Revenue arise from product sales and the rendering of services. Revenue is generally recognized when all of the following criteria are met: (i) persuasive evidence of an arrangement exists; (ii) delivery has occurred or services have been rendered; (iii) the sellers’ price to the buyer is fixed or determined, and (iv) collectibility is reasonably assured. Specifically, product sales represent the invoiced value of goods, net of discounts, supplied to customers. Revenues are recognized upon delivery to customers and when title has passed. Rendering of services represent fees charged on the provision of information technology and network security consultancy services. Fee on such services are recognized upon the completion of the underlying services and collectibility to the fees is reasonably assured.

     Software development cost. The Company follows the accounting treatment of the Statement of Financial Accounting Standard (SFAS) No. 2, “Accounting for Research and Development Costs” to account for the research and development costs. Costs that are related to the conceptual formulation and design of licensed programs are expensed as research and development costs in the consolidated income statements. The Company will capitalize the direct costs attributable to the research and development of software as assets during the period commencing from the establishment of technical feasibility of the licensed program and ending when the products are generally released to the market for sale. Determination of technical feasibility requires significant judgment. Capitalized costs will be amortized over the lesser of the amount computed based on the estimated revenue distribution over the products’ revenue-producing lives, or the straight line method, and is applied over periods ranging up to two years, starting from the year when the product is released to the market. Accordingly, a total of Rmb 0.2 million was capitalized in the year ended December 31, 2001 (the “2001 Period”) and amortization of Rmb0.1 million was charged for the year ended December 31, 2002 (the “2002 Period”). There is no software development cost capitalized in the 2002 and 2003 Period.

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

     Impairment Review. Prior to January 1, 2002, the Company periodically evaluates the carrying value of its long-lived assets, including property, plant and equipment, goodwill and intangible assets, for impairment. The carrying value of a long-lived asset is considered impaired by the Company when the anticipated undiscounted cash flow from such asset is separately identifiable and less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved or based on independent appraisals. Effective January 1, 2002. we do not amortize goodwill. Instead, we perform tests for impairment of goodwill annually or more frequently if events or circumstances indicate it might be impaired. Such tests include comparing the fair value of a reporting unit with its carrying amount, including goodwill. Impairment assessments are performed using discounted cash flow estimates. An estimated discount rate is applied considering the Company’s cost of capital rate and specific country and industry risk factors. Based on our impairment assessment under SFAS No. 142, it prompted a re-assessment of all key assumptions underlying our goodwill valuation judgments. As result of our review, we determined that goodwill impairment charges of Rmb 7.2 million was required on the goodwill recorded in our Beijing segment of the Company in 2002. The amount of the charge was equal to the difference between the carrying amount of goodwill and its implied fair value, which is based on the fair value of the net assets in respect of reporting units. Management estimates the future cash flows expected to derive from the use and, if applicable, the terminal value of the assets. The key variables that management estimate include, among other factors, growth rate and profitability margin. Although the assumptions used are consistent with our internal planning, significant management judgment is involved in estimating these variables, which include inherent uncertainties. If such assets are considered impaired, they are written down to fair value as appropriate. The management had performed impairment test as at December 31, 2003 by comparing the estimating the fair value of each of the reporting units, based on management’s estimate of future cash flows, to their respective carrying value and no impairment loss was noted.

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

     Recent accounting pronouncements

     In November 2002, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others” (FIN 45”). FIN 45 requires the recognition of a liability for certain guarantee obligations issued or modified after December 31, 2002. FIN 45 also clarifies disclosure requirements to be made by a guarantor for certain guarantees. The disclosure provisions of FIN 45 are effective for interim periods and fiscal years ending after December 15, 2002. The adoption of FIN 45 did not have a material effect on the Group’s financial position or results of operations.

     In November 2002, the EITF reached a consensus on Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables” (“EITF No. 00-21”). This issue addresses how revenue arrangements with multiple deliverables should be divided into separate units of accounting and how the arrangement consideration should be allocated to the identified separate accounting units. EITF No. 00-21 is effective for fiscal periods beginning after June 15, 2003. The Group does not believe that this EITF will have a significant impact on its financial statements.

     In January 2003, the FASB issued FIN 46 “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51”. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. In December 2003, the FASB issued a revision to FIN No. 46, “Consolidation of Variable Interest Entities, and Interpretation of ARB No. 51”, or FIN 46R.

     Among other changes, the revisions of FIN 46R (a) clarified some requirements of the original FIN 46, (b) eased some implementation problems, and (c) added new scope exceptions. FIN 46R deferred the effective date of the Interpretation for public companies, to the end of the first reporting period ending after March 15, 2004, except that all public companies must at a minimum apply the provisions of the Interpretation to entities that were previously considered “special-purpose entities” under the FASB literature prior to the issuance of FIN 46R by the end of the first reporting period ending after December 15, 2003. Our management does not expect that the adoption of FIN 46R will have a material effect on our company’s financial position or results of operations.

A.	Results of Operations

     The following table presents selected statement of operations data expressed as a percentage of net sales for the years ended December 31, 2001, 2002 and 2003.

	2001	2002	2003
Net sales	100.0%	100.0%	100.00%
Cost of goods sold	71.2%	58.3%	56.4%
Gross profit	28.8%	41.7%	43.6%
General and administrative expenses	211.7%	144.6%	77.7%

	2001	2002	2003
Impairment of goodwill	—	87.5%	—
Bad debts expense	—	50.0%	—
Non-operating income	35.0%	29.7%	20.7%
Net loss before minority interests.	(147.9%)	(212.4%)	(15.6%)
Net loss for the year	(125.1%)	(186.5%)	(8.0%)

Year ended December 31, 2003 compared to year ended December 31, 2002.

     Net sales. Net sales increased by Rmb 3.4 million, or 41.8%, from Rmb 8.3 million of the year ended December 31, 2002 (the “2002 Period”) to Rmb 11.7 million of the year ended December 31, 2003 (the “2003 Period”). Analysed by activities, net products sales amounted to Rmb 8.4 million in the 2003 Period, which increased by Rmb 2.7 million, or 48.6%, from Rmb 5.7 million of the 2002 Period. Sales of services rendering of the 2003 Period amounted to Rmb 3.3 million, which increased by 0.7 million, or 27.1%, from Rmb 2.6 million of the 2002 Period.

     We expect the product sales of the year ended December 31, 2004 (the “2004 Period”) will grow further following the expected growth of the whole market in China. Our success in forming alliance with large computer suppliers will generate more sales orders for us.

     For service rendering business, only slight growth is expected for the 2004 Period because customers have preference to substitute other vendors’ service personnel by ours. However, due to the increasing demand of technical professionals in the China IT market, we have encountered problems in recruiting sufficient qualified staff. We may not fully enjoy the opportunity of increasing income in this matter.

     Cost of sales. Cost of products sales primarily presented the direct material costs of our self-developed products sold to customers. Cost of services rendering represented the direct costs such as staff costs, rental expenses, depreciation of equipments and other related charges. Cost of sales of product sales increased by Rmb 1.4 million, or 48.1%, from Rmb 3.0 million of the 2002 Period to Rmb 4.4 million of the 2003 Period. Cost of sales of services rendering increased by Rmb 0.4 million, or 19.8%, from Rmb 1.8 million of the 2002 Period to Rmb 2.2 million of the 2003 Period. The cost of sales were increased along with the increase in net sales.

     Gross profit. Gross profit for product sales increased by Rmb 1.3 million, or 49.1%, from Rmb 2.7 million of the 2002 Period to Rmb 4.0 million of the 2003 Period. As a percentage of sales, gross profit of product sales increased by 0.2%, from 47.2% of the 2002 Period to 47.4% of the 2003 Period. The gross profit remained stable for the 2002 and 2003 Period. Gross profit of services rendering increased by Rmb 0.3 million, or 41.6%, from Rmb 0.8 million of the 2002 Period to Rmb 1.1 million of the 2003 Period. As a percentage of sales, gross profit of services increased by 4%, from 29.9% of the 2002 Period to 33.9% of the 2003 Period. The increase was due primarily to better control on direct expenses such as space rental and utilities expenses and communication costs, etc.

     General and administrative expenses. General and administrative expenses decreased by Rmb 2.8 million, or 23.8%, from Rmb 11.9 million of the 2002 Period to Rmb 9.1 million of the 2003 Period.

     The decrease in general and administrative expenses can be analysed as follows:-

(1)	Salaries and benefits decreased by Rmb 0.4 million, or 10.3%, from Rmb 3.7 million of the 2002 Period to Rmb 3.3 million of the 2003 Period, which was mainly due to reduction in number of salesmen and reduction in bonus payment in BBHL during the year.

(2)	Rental charges decreased by Rmb 0.2 million, or 27.0%, from Rmb 0.8 million of the 2002 Period to Rmb 0.6 million of the 2003 Period, due to our movement to our new office in September 2002 bearing a lower rent.

(3)	Traveling and entertainment expenses decreased by Rmb 0.1 million, or 20.5%, from Rmb 0.7 million of the 2002 Period to Rmb 0.6 million of the 2003 Period due to closer control on entertainment costs.

(4)	Professional fee decreased by Rmb 0.4 million, or 19.7%, from Rmb 1.9 million of the 2002 Period to Rmb 1.5 million of the 2003 Period, which was mainly due to decrease in insurance expenses of the 2003 Period.

(5)	Amortization of intangible assets decreased by Rmb 0.3 million, or 25.0%, from Rmb 1.3 million of the 2002 Period to Rmb 1.0 million of the 2003 Period. The amortization of the 2003 Period represented the entire amortization of the remaining unamortized balance of the intangible assets acquired from the ICT in 2000, compared to annual amortization of Rmb 1.3 million made in the 2002 Period.

(6)	Depreciation charge decreased by Rmb 0.3 million, or 44.0% from Rmb 0.8 million of the 2002 Period to Rmb 0.5 million of the 2003 Period because most fixed assets had been fully depreciated in last year.

(7)	Other general and administrative expenses in aggregate decreased by Rmb 1.1 million, or 39.4%, from Rmb 2.7 million of the 2002 Period to Rmb 1.6 million of the 2003 Period, which was mainly due to:

(a)	Rmb 0.6 million of staff advance was written off in the 2002 Period but Rmb 0.04 million was written back in the 2003 Period.

(b)	Rmb 0.2 million represented loss from disposal of fixed assets in the 2002 Period and no such loss existed in the 2003 Period.

(c)	Rmb 0.3 million was saved from various item of costs due to closer control on expenditures on the 2003 Period.

     Impairment of goodwill. The goodwill of the Company was attributable to the purchase of BHLNet in 2000, and which was subject to annual impairment test. The annual impairment test was performed based on a comparison between the fair value, which was determined by the forecasted discounted net cash inflow for the forthcoming five years, and the carrying amount of each of the reporting unit of us. Impairment will be made if the carrying amount of the reporting unit exceeded its fair value. In the 2002 Period, an impairment loss of Rmb 7.2 million was identified while no loss was considered necessary for the 2003 Period after an impairment test was performed.

     Non-operating income. Non-operating income decreased by Rmb 0.03 million, or 1.1% from Rmb 2.46 million of the 2002 Period to Rmb 2.43 million of the 2003 Period. The increase was mainly due to the net combined effect of:

(1)	increase of Rmb 2.0 million, or 565.1%, from Rmb 0.3 million of the 2002 Period to Rmb 2.3 million of the 2003 Period, of gains on disposals of, and dividend income received from, marketable securities;

(2)	a gain of Rmb 1.7 million arising from adjustment to consideration for acquisition of BHLNet was recognized in the 2002 Period but no similar gain was recognized in the 2003 Period.

(3)	decrease of other non-operating income such as bank interest by Rmb 0.3 million, from Rmb 0.4 million of the 2002 Period to Rmb 0.1 million of the 2003 Period.

     Net loss. Net loss for the 2003 Period was Rmb 0.9 million, a decrease of Rmb 14.5 million, or 94.2%, from Rmb 15.4 million of the 2002 Period.

Year ended December 31, 2002 compared to year ended December 31, 2001

     Net sales. Net sales increased by Rmb 1.0 million, or 13.4%, from Rmb 7.3 million of the year ended December 31, 2001(the “2001 Period”), to Rmb 8.3 million of the 2002 Period. Analysed by activities, net product sales, which were mainly represented by our self-developed software, amounted to Rmb 5.7 million in the 2002 Period, which increased by Rmb 5.0 million, or 700%, from Rmb 0.7 million of the 2001 Period. Sales of services represented principally professional fee charged to our customers, which are based on the actual number of professional staff assigned to the projects. Net sales of which for the 2002 Period amounted to Rmb 2.6 million, decreasing by Rmb 4.0 million, or 60.2%, from Rmb 6.6 million of the 2001 Period. The decrease was mainly due to the termination of service contract for one customer which closed its business.

     Cost of sales. Cost of product sales increased by Rmb 2.5 million, or 487.8%, from Rmb 0.5 million of the 2001 Period to Rmb 3.0 million of the 2002 Period. Cost of services rendering decreased by Rmb 2.9 million, or 60.8%, from Rmb 4.7 million of the 2001 Period to Rmb 1.8 million of the 2002 Period.

     Gross profit. Gross profit of product sales increased by Rmb 2.5 million, or 12.4 times, from Rmb 0.2 million of the 2001 Period to Rmb 3.0 million of the 2002 Period. As a percentage of sales, gross profit of product sales increased by 19.1%, from 28.1% of the 2001 Period to 47.2% of the 2002 Period. The increase was due primarily to the increasing sales of self-developed products which had higher profit margin. Gross profit of services rendering decreased by Rmb 1.1 million, or 58.7%, from profit of Rmb 1.9 million of the 2001 Period to Rmb 0.8 million of the 2002 Period. However, as a percentage of sales, gross profit of services remained stable, and increased slightly by 1.1%, from 28.8% of the 2001 Period to 29.9% of the 2002 Period.

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

Taxation

     The Company was incorporated under the laws of the British Virgin Islands (BVI), and under current BVI law, was not subject to tax on income or capital gains as the Company did not carry out business in BVI. For BBHL, pursuant to the applicable PRC income tax laws, they were fully exempt from the PRC state income tax for two years, starting from the first profit-making year followed by a 50% reduction over the ensuing three years (“tax holidays”). BBHL incurred loss for both 2002 and 2003 Periods, therefore, the tax holidays were not started. However, taxation of Rmb 0.2 million is recognized for BHLHK at 17.5% of the estimated net assessable profit of Rmb 1.4 million for the 2003 Period.

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

     The Company’s cash and cash equivalents on hand as at December 31, 2003 was Rmb 7.4 million, which decreased by Rmb 4.8 million, or 39.4%, from Rmb 12.2 million at the beginning of the year.

     The net cash outflow of the operating activities of the 2003 Period was Rmb 4.8 million, which decreased by Rmb 2.8 million, or 36.8%, from an outflow of Rmb 7.6 million of the 2002 Period. The decrease in net cash outflow of the 2003 Period was mainly represented by settlements of Rmb 1.8 million of trade payables and accrued liabilities incurred in or before the 2002 Period, and , return of cash of Rmb 0.8 million held on behalf of a related company in the 2003 Period.

     The net cash inflow of the investing activities of the 2003 Period was Rmb 0.3 million, which increased by Rmb 34.5 million, or 100.9%, from a net cash outflow of Rmb 34.2 million of the 2002 Period. The net cash inflow of the 2003 Period was mainly represented by cash inflow arising from: -

(1)	fund of Rmb 2.2 million withdrawn from the security trust account;

(2)	proceeds of Rmb 11.8 million received from disposal of available-for-sale securities; less the following cash outflow activities:

(1)	additional fund of Rmb 2.6 million transferred to related companies for further investment in marketable securities near the end of the 2003 Period;

(2)	fund of Rmb 11.5 million used in purchasing available-for-sales securities during the year.

     As of December 31, 2003, the Company, after deducting the total liabilities from the cash and cash equivalents (“net cash balance”), had cash resources of Rmb 2.3 million, which was decreased by Rmb 2.1 million, or 47.7%, from Rmb 4.4 million of the 2002 Period. The Company believes that even lower level of net cash balance was retained, the liquidity of the Company remains strong. The Company has other sources of cash as follows: -

(1)	Cash balance of Rmb 11.3 million kept in the security trust account; and

(2)	Cash balance of Rmb 11.2 million deposited with related companies for investment purpose; and

(3)	Cash of Rmb 11.2 million from disposal of available-for-sale and trading securities when necessary.

     The cash balances retained in the security trust account and related companies and fund kept in available-for-sale and trading securities can be withdrawn or sold without any restriction. All the above sources of cash inflow are under the sole control of the Company and are not subject to any pledge, mortgage and encumbrance. We expect operating cash flow will be improved in 2004, due to (i) increase in gross profit arising from our expected increase in sales volume and (ii) better control on our expenses, which can help change the company’s negative operating cash flow position. In the 2003 Period, our Zhuhai operation generated operating profit of Rmb 0.4 million, from a loss of Rmb 5.1 million in the 2002 Period, while the loss of the Beijing operation was significantly reduced from Rmb 9.8 million of the 2002 Period to Rmb 2.1 million of the 2003 Period.

     The Company anticipates, based on management’s internal forecasts and assumptions relating to its operations, that its existing cash and funds retained will be sufficient to meet the Company’s working capital and capital expenditure requirements for the foreseeable future. In the event that the Company’s plans change, its assumptions change or prove inaccurate, or if other capital resources and projected cash flow otherwise prove to be insufficient to fund operations (due to unanticipated expenses, technical problems, difficulties or otherwise), the Company may have to seek additional financing sooner than currently anticipated. The Company has no current arrangements with respect to sources of additional financing and there can be no assurance that the Company would be able to obtain additional financing on terms acceptable to the Company.

C.	Research and development, patents and licenses, etc.

     The Company acquired, through BBHL, a technological platform for the development of internet security devices from ICT of the CAS at a cash consideration of Rmb 4 million in 2000. This intangible assets had been fully amortized in 2003.

Item 6.	Directors, Senior Management and Employees

A.	Directors and senior management.

     The directors and executive officers of the Company are as follows:

Name	Age	Position
Li Xiao Hong	50	Chairman of the Board and President
Jiang Xin Hao	38	Director and Chief Executive Officer
Li Guo Jie	60	Director
Yu Xiang Dong	37	Director
Benjamin Wah	52	Director
Zhu Xiao Hui	31	Director
Michael Siu	35	Secretary and Chief Financial Officer

     Li Xiao Hong, as nominee of Beijing Holdings, was appointed the Chairman of the Board and President of the Company and BHLHK since March 2000. Mr. Li also served as the Deputy General Manager of Beijing Holdings. Mr. Li graduated form the Chinese University of Industry with a master degree. From 1992 to 2000, he served as the Vice-Chairman of the Beijing First Light Industry Corporation. Prior thereto, he served as the general manager of the Beijing Glasses Corporation. Mr. Li has over fifteen years experience in enterprise management.

     Jiang Xin Hao, as a nominee of Beijing Holdings, is the Chief Executive Officer and a Director of the Company and the General Manager of BHLHK since July 1996. Mr. Jiang graduated from the Fudan University with a master degree. From 1995 to 1996, he served as a manager of the Beijing Holdings and Vice President of Jing Tai. From 1992 to 1995, he served as the Manager of the securities department of Dong Fong Finance Company Limited, which was the first finance company incorporated by large enterprise in the PRC. He also served as the General Manager of investment department of Heng Tong Group, the first public listed company of the China Staq Exchange. Prior thereto, Mr. Jiang was a tutor of Beijing University. Mr. Jiang has more than ten years’ experience in investment and corporate management

     Li Guo Jie was appointed a Director of the Company since September 2000. Mr. Li is the Dean of ICT of the CAS since 1999. From 1987 to 1999, he worked in the CAS as senior researcher and was responsible for advanced and intelligent computing technology projects of China. Mr. Li regularly releases research reports and valuable articles to international journals and currently is the Chief Editor of the Journal of Computer Science and Technology. Mr. Li obtained a bachelor’s degree from the Faculty of Physics in the Beijing University in 1968. He later obtained his master’s degree at the University of Science and Technology in Beijing in 1981 and a Doctorate Degree at Purdue University in 1985.

     Yu Xiang Dong was appointed an Independent Director of the Company since June 2000. Mr. Yu graduated from the Fudan University with a master’s degree. In September 1997, he was appointed the Vice-President of the China Communications Securities Co. Ltd. and was appointed in April 2000 the President of the 21st High-tech Investment Co. Ltd., a fund company specializing in investments in the high-tech industry. In 1995, he was appointed the General Manager of the Shanghai Branch of the CMS. He served from 1991 to 1994, as an assistant to the General Manager and the Manager of the IPO Division of the China Merchant Securities Ltd. (“CMS”), the third largest securities company in China, with a registered capital of Rmb 3.2 billion. Mr. Yu has over ten years’ experience in investing banking.

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

     Zhu Xiao Hui was appointed an Independent Director of the Company since January 2004. Mr. Zhu was a partner of Tianyuan Law Firm in Beijing since 2001. Mr. Zhu specialized in merger and acquisition, restructuring and strategic investment in China. His client included multinational conglomerates such as Hewlett Packard, Agilent Technologies, Matsushita, Sinochem, China Resources and COSCO. Mr. Zhu graduated from the School of Law of the Beijing University with a master’s degree. He was nominated in 1999 by the American Bar Association to work in the Baker & McKenzie, Chicago office as a China law counsel.

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

     Audit Committee

     Mr. Zhu Xiao Hui, Mr. Yu Xiang Dong and Mr. Benjamin Wah were appointed the members of the Audit Committee of the Company. According to the Charter of the Audit Committee, the responsibilities of the Audit Committee include the oversight of (1) integrity of the Company’s financial statements; (2) the Company’s compliance with legal and regulatory requirements; (3) the qualification, appointment, compensation, retention and oversight of our independent auditors, including resolving disagreements between management and the auditor regarding financial reporting; and (4) the performance of the Company’s independent auditors and of the Company’s internal control function.

     The Audit Committee was given the resources and assistance necessary to discharge its responsibilities, including appropriate funding, as determined by the Committee, the unrestricted access to Company personnel and documents and the Company’s independent auditors. The Committee shall also have authority, with notice to the Chairman of the board, to engage outside legal, accounting and other advisors as it deems necessary or appropriate.

     The Audit Committee is required to meet at least two times a year and may call special meeting as required. All members of the Audit Committee shall be financially literate, having a basic understanding of financial controls and reporting, and none of them shall receive directly or indirectly any compensation from the Company other than his or her directors’ fee and benefits.

B.	Compensation.

     The Company did not paid any compensation to directors in the 2003 Period.

     The Company has granted stock options to certain officers and directors as described in Item 6E. There was no any new grants of option in the 2003 Period.

C.	Board practices.

     The directors listed above were elected to serve as directors at the annual meeting of the shareholders held on January 20, 2004 for the ensuing year until the next annual meeting of the shareholders. There are no employment contracts signed with the directors.

     A total of five (5) meetings of directors were held in the 2003 Period

     The Company’s By-laws did not require the establishment of audit committee and compensation committee. The Company previously had chosen not to separately designate these committees and alternatively, the entire board of directors is acting the functions of thee committees. However, following the requirements of the Sarbanes Oxley Acts, the Company had established an audit committee comprised of the independent directors in 2004, and is preparing for the establishment of the compensation committee in the foreseeable future.

D.	Employees.

     As at December 31, 2003, total staff of the Company consisted of 71 employees, compared to 59 staff as at December 31, 2002. The increase was due to the increase in number of staff for services rendering business and increase in research and development technicians of the product sales business.

     An analysis of the employees by function and by education background is as follows: -

Analysed by function		Analysed by education background

Corporate administration	9	Secondary school	—
Finance	3	Bachelor degree	66
Technology	50	Master degree	5
Sales and services	9	Doctorate degree	—

	71		71

     There is no collective bargaining agreement in China. We have never experienced any material labour disruption and are unaware of any current efforts or plans to organize employees. The Company believes we have good relationships with our employees.

E.	Share ownership.

     The following table sets out the names and titles of the executive officers and directors of the Company and their respective share ownership in the Company as at June 20, 2004:

Common Shares

		As a % of Outstanding
Name	Title/Office	Shares
Li Xiao Hong	Chairman of the Board and President	0%
Jiang Xin Hao	Chief Executive Officer and Director	0%
Yu Xiang Dong	Director	0%
Benjamin Wah	Director	0%
Li Guo Jie	Director	0%
Zhu Xiao Hui	Director	0%
Michael Siu	Chief Financial Officer and Secretary	0%

     The names and titles of the executive officers and directors of the Company to whom options have been granted by the Company which are outstanding as of June 20, 2004 and the number of Common Shares subject to such options are set forth in the following table:

Common Shares

		Number
Name	Title/Office	of Shares(1)	Exercise Price(US$)	Expiry Date
Li Xiao Hong	Chairman, President
	and Director	50,000	1.15	December 28,2009
Jiang Xin Hao	Chief Executive
	Officer and
	Director	50,000	1.15	December 28, 2009
Michael Siu	Chief Financial
	Officer and
	Secretary	40,000	1.15	December 28, 2009

		140,000

(1)	All options were granted pursuant to a board resolution passed on December 28, 1999 and are fully vested as of December 31, 2003 .

     Executive Officers and Directors

     Pursuant to a members’ resolution passed on October 10, 1996, the 1996 Stock Option Plan (the “1996 Plan”) was approved. Pursuant to another members’ resolution passed on September 20, 2000 at the 2000 Members’ Meeting, the 2000 Stock Option Plan (the “2000 Plan”) was approved. Details of these plans are as follows:-

     1996 Plan

     Types of Grants and Eligibility

     The 1996 Plan is designed to provide an incentive to employees (including directors and officers who are employees) and to consultants who are not employees of the Company, and its present and future subsidiary companies and to offer an additional inducement in obtaining the services of such employees and consultants.

     Shares Subject to the 1996 Plan

     The aggregate number of shares of Common Stock, $0.1 par value per share, of the Company (“Common Stock”) for which options may be granted under the Plan shall not exceed 200,000. Such shares of Common Stock may, in the discretion of the Board of Directors of the Company (the “Board of Directors”), consist either in whole or in part of authorized but unissued shares of Common Stock or shares of Common Stock held as treasury shares of the Company. Any shares of Common Stock subject to an option which for any reason expires, is canceled or is terminated unexercised or which ceases for any reason to be exercisable shall again become available for the granting of options under the 1996 Plan. The Company shall at all times during the term of the 1996 Plan reserve and keep available such number of shares of Common Stock as will be sufficient to satisfy the requirements of it.

     Administration of the 1996 Plan

     The 1996 Plan shall be administered by the Board of Directors or, to the extent the Board of Directors may determine, a committee of the Board of Directors (the “Committee”) consisting of not less than two directors. A majority of the members of the Committee shall constitute a quorum, and the acts of a majority of the members present at any meeting at which a quorum is present, and any acts approved in writing by all members without a meeting, shall be the acts of the Committee. All references in the 1996 Plan to determinations or actions of the Committee shall be deemed to include determinations and actions by the Committee or the Board of Directors.

     The Committee may from time to time, in its sole discretion, consistent with the purposes of the 1996 Plan, grant options to employees (including officers and directors who are employees of, and to consultants to, the Company or any of its Subsidiaries. Such options granted shall cover such number of shares of Common Stock as the Committee may determine in its sole discretion.

     Subject to the express provisions of the 1996 Plan, the Committee shall have the authority, in its sole discretion, to determine the employees and the consultants who shall be granted options; the times when options shall be granted; the number of shares of Common Stock to be subject to each option; the term of each option; the date each option shall become exercisable; whether an option shall be exercisable in whole, in part or in installments and, if in installments, the number of shares of Common Stock to be subject to each installment, whether the installments shall be cumulative, the date each installment shall become exercisable and the term of each installment; whether to accelerate the date of exercise of any option or installment; whether shares of Common Stock may be issued upon the exercise of an option as partly paid and, if so, the dates when future installments of the exercise price shall become due and the amounts of such installments; the exercise price of each option; the form of payment of the exercise price; the fair market value of a share of Common Stock; whether to restrict the sale or other disposition of the shares of Common Stock acquired upon the exercise of an option and, if so, whether to waive any such restriction; whether to subject the exercise of all or any portion of an option to the fulfillment of contingencies as specified in the applicable stock option contract, including without limitation, contingencies relating to entering in to a covenant not to compete with the Company, any of its Subsidiaries or a Parent, to financial objectives for the Company, any of its Subsidiaries or a Parent, a division of any of the foregoing, a product line or other category, and/or the period of continued employment of the optionee with the Company, any of its Subsidiaries or a Parent, and to determine whether such contingencies have been met; the amount, if any, necessary to satisfy the Company’s obligation to withhold taxes or other amounts; whether an optionee is disabled; to construe the respective Contracts and the 1996 Plan; with the consent of the optionee, to cancel or modify an option, provided such modified provision would be permitted to be included in an option on the date of modification; to prescribe, amend and rescind rules and regulations relating to the 1996 Plan; and to make all other determinations necessary or advisable for administering the 1996 Plan. Any controversy or claim arising out of or relating to the 1996 Plan, any option granted under the 1996 Plan or any applicable stock option contract shall be determined unilaterally by the Committee in its sole discretion. The determinations of the Committee on the above matters shall be conclusive and binding on the parties. No member or former member of the Committee shall be liable for any action, failure to act or determination made in good faith with respect to the 1996 Plan or any option hereunder.

     Exercise Price

     The exercise price of the shares of Common Stock under each option shall be determined by the Committee in its sole discretion; provided, however, the exercise price of an option shall not be less than the fair market value of the Common Stock subject to such option on the date of grant.

     Term

     The term of each option granted pursuant to the 1996 Plan shall be such term as is established by the Committee, in its sole discretion; provided, however, that the term of each option granted pursuant tot the 1996 Plan shall be for a period not exceeding 10 years from the date of grant.

     Exercise

     An option (or any part of installment thereof), to the extent then exercisable, shall be exercised by giving written notice to the Company at its principal office stating which option is being exercised, specifying the number of shares of Common Stock as to which such option is being exercised and accompanied by payment in full of the aggregate exercise price therefore (or the amount due on exercise if the Contract permits installment payments) (a) in cash or by certified check or (b) if the applicable Contract permits, with previously acquired shares of Common Stock having an aggregate fair market value on the date of exercise equal to the aggregate exercise price of all options being exercise, or with any combination of cash, certified check or shares of Common Stock.

     The Committee may, in its sole discretion, permit payment of the exercise price of an option by delivery by the optionee of a properly executed notice, together with a copy of the optionee’s irrevocable instructions to a broker acceptable to the Committee to deliver promptly to the Company the amount of sale of loan proceeds sufficient to pay such exercise price.

     A person entitled to receive Common Stock upon the exercise of an option shall not have the rights of shareholder with respect to such shares of Common Stock until the date of issuance of a share certificate to him for such shares; provided, however, that until such share certificate is issued, any optionee using previously acquired hares of Common Stock in payment of an option exercise price shall continue to have the rights of a shareholder with respect to such previously acquired shares. In no case may a fraction of a share of Common Stock be purchased or issued under the 1996 Plan.

     Termination of Relationship

     Any optionee whose relationship with the Company, its Subsidiaries and Parent as an employee or consultant has terminated for any reason (other than his death or disability) may exercise such option, to the extent exercisable on the date of such termination, at any time within three months after the date of termination, but not thereafter and in no event after the date the option would otherwise have expired; provided, however, that if such relationship is terminated either (a) for cause, or (b) without the consent of the Company, such option shall terminate immediately.

     Notwithstanding the foregoing, except as may otherwise be expressly provided in the applicable Contract, options granted under the 1996 Plan shall not be affected by any change in the status of the optionee so long as the optionee continues to be an employee of, or a consultant to, the Company, any of its Subsidiaries or a Parent (regardless of having changed from one to the other or having been transferred from one corporation to another).

     Nothing in the 1996 Plan or in any option granted under the 1996 Plan shall confer on any optionee any right to continue in the employ of, or as consultant to, the Company, its Parent or any of its Subsidiaries, or interfere in any way with any right of the Company, its Parent or any of its Subsidiaries to terminate the optionee’s relationship at any time for any reason whatsoever without liability to the Company, its Parent or any of its Subsidiaries.

     Death or Disability

     If an individual optionee dies (a) while he is an employee of, or a consultant to, the Company any of its Subsidiaries or a Parent, (b) within three months after the termination of such relationship (unless such termination was for cause or without the consent of the Company) or (c) within one year following the termination of such relationship by reason of disability (as determined by the Board of Directors), his option may be exercised, to the extent exercisable on the date of his death, by an executor, administrator or other person who at the time is entitled by law to exercise the rights of a deceased optionees under such option (the “Legal Representative”) at any time within one year after death, but not thereafter and in no event after the date the option would otherwise have expired.

     Any optionee whose relationship has terminated by reason of disability (as determined by the Board of Directors) may exercise his option, to the extent exercisable upon the effective date of such termination, at any time within one year after such date, but not thereafter and in no event after the date the option would otherwise have expired.

     Adjustment upon changes in Common Stock

     Notwithstanding any other provision of the 1996 Plan, in the event of a stock dividend, split-up, combination, reclassification, recapitalization, spin-off, merger in which the Company is the surviving corporation, or exchange of shares or the like which results in a change in the number or kind of those share of Common Stock which are outstanding immediately prior to such event, the aggregate number and kind shares subject to the 1996 Plan, the aggregate number and kind of shares subject to each outstanding option and the exercise price thereof, whose determination shall be conclusive and binding on all parties. Such adjustment may provide for the elimination of fractional shares which might otherwise be subject to options without payment thereto.

     In the event of (a) the liquidation or dissolution of the Company, or (b) a merger in which the Company is not the surviving corporation or a consolidation, any outstanding options shall terminate upon the earliest of any such event, unless other provision is made therefore in the transaction.

     Amendments and Termination of the 1996 Plan

     No option may be granted under the 1996 Plan after October 2006. The Board of Directors, without further approval of the Company’s shareholders, may at any time suspend or terminate the 1996 Plan, in whole or in part, or amend it form time to time in such respects as it may deem advisable, including, without limitation, to comply with, conform to or adopt any change in application law, regulations, rulings or interpretations of administrative agencies; provided, however, that no amendment shall be effective without the requisite prior or subsequent shareholder approval that would (a) increase the maximum number of shares of Common Stock for which options may be granted under the 1996 Plan,

(b) materially increase the benefits accruing to participants under the 1996 Plan or (c) change the eligibility requirements to receive options hereunder. No termination, suspension or amendment of the 1996 Plan shall, without the consent of the holder of an existing and outstanding option affected thereby, adversely affect his rights under such option. The power of the Committee to construe and administer any options granted under the 1996 Plan prior to the termination or suspension of the 1996 Plan nevertheless shall continue after such termination or during such suspension.

     Non-Transferability of Options

     No option granted under the 1996 Plan shall be transferable otherwise than by will or the laws of descent and distribution, and options may be exercise, during the lifetime of the optionee, only by the optionee or his Legal Representatives. Except to the extent provided above, options may not be assigned, transferred, pledged, hypothecated or disposed of in any way (whether by operation of law or otherwise) and shall not be subject to execution, attachment or similar process, and any such attempted assignment, transfer, pledge, hypothecation or disposition shall be null and void ab initio of no force or effect.

     No options were granted in the 2000 Period, 2001 Period and 2002 Period in respect of the 1996 Plan.

     2000 Plan

     Types of Grants and Eligibility

     The 2000 Plan is designed to provide an incentive to key employees (including officers and directors who are key employees) of the Company and to consultants and directors who are not employees of the Company and its present and future subsidiaries and to offer an additional inducement in obtaining the services of such individuals.

     Shares Subject to the 2000 Plan

     The aggregate number of shares of Common Stock for which options may be granted under the 2000 Plan may not exceed 400,000; provided, however, that the maximum number of shares of Common Stock with respect to which options may be granted to any individual in any fiscal year may not exceed 100,000. Such shares of Common Stock may consist either in whole or in part of authorized but unissued shares of Common Stock or shares of Common Stock held in the treasury of the Company. Shares of Common Stock subject to an option which for any reason expires, is cancelled or is terminated unexercised or which ceases for any reason to be exercisable may again become available for the granting of options under the 2000 Plan.

     Administration of the 2000 Plan

     Except in the case of non-employee director options, in which case the Plan is administered by the Board of Directors, the 2000 Plan is administered by the Committee consisting of not less than two directors, each of whom shall be a “non-employee director” within the meaning of rules and regulations promulgated by the Securities and Exchange Commission.

     Subject to the express provisions of the 2000 Plan, the Committee has the authority, in its sole discretion, with respect to options, to determine, among other things: the key employees, consultants and advisors who are to receive options; the times when they may receive options; the number of shares of Common Stock to be subject to each option; the term of each option; the date each option is to become exercisable; whether an option is to be exercisable in whole, in part or in instalments, and, if in instalments, the number of shares of Common Stock to be subject to each instalment; whether the installments are to be cumulative; the date each instalment is to become exercisable and the term of each instalment; whether to accelerate the date of exercise of any instalment; whether shares of Common Stock may be issued on exercise of an option as partly paid, and, if so, the dates when future instalments of the exercise price are to become due and the amounts of such instalments; the exercise price of each option; the form of payment of the exercise price; whether to restrict the sale or other disposition of the shares of Common Stock acquired upon the exercise of an option and to waive any such restriction; and whether to subject the exercise of all or any portion of an option to the fulfillment of contingencies as specified in an applicable stock option contract. With respect to all options, the Committee has such discretion to determine the amount, if any, necessary to satisfy the Company’s obligation to withhold taxes; with the consent of the optionee, to cancel or modify an option, provided such option as modified would be permitted to be granted on such date under the terms of the 2000 Plan; to prescribe, amend and rescind rules and regulations relating to the 2000 Plan; and to make all other determinations necessary or advisable for administering the 2000 Plan. The Board of Directors has the authority described above with respect to the granting of non-employee director options.

     Exercise Price

     The exercise price of the shares of Common Stock under each option is to be determined by the Committee. The exercise price of the shares of Common Stock under each non-employee director option is to be equal to the fair market value of the Common Stock subject to such option on the date of grant.

     Term

     The term of each option granted pursuant to the 2000 Plan is established by the Committee, in its sole discretion, at or before the time such option is granted. Subject to early termination, each non-employee director option is to be exercisable on a term of ten years from the date of grant.

     Exercise

     An option (or any part or instalment thereof), to the extent then exercisable, is to be exercised by giving written notice to the Company at its principal office. Payment in full of the aggregate exercise price may be made (a) in cash or by certified check, or (b) if the applicable stock option contract at the time of grant so permits, with the authorization of the Committee, with previously acquired shares of Common Stock having an aggregate fair market value, on the date of exercise, equal to the aggregate exercise price of all options being exercised, or (c) with any combination of cash, certified check or shares of Common Stock.

     The Committee may, in its discretion, permit payment of the exercise price of an option by delivery by the optionee of a properly executed exercise notice, together with a copy of his irrevocable instructions to a broker acceptable to the Committee to deliver promptly to the Company the amount of sale or loan proceeds sufficient to pay such exercise price.

     Termination of Relationship

     Any employee holder of an option whose employment or relationship with the Company (and its parent and subsidiaries) has terminated for any reason other than his death or disability may exercise such option, to the extent exercisable on the date of such termination, at any time within three months after the date of termination, but not thereafter and in no event after the date the option would otherwise have expired; provided, however, that if his employment is terminated either (a) for cause, or (b) without the consent of the Company, said option terminates immediately. Options granted to employees under the 2000 Plan are not affected by any change in the status of the holder so long as he or she continues to be a full-time employee of the Company, its parent or any of its subsidiaries (regardless of having been transferred from one corporation to another).

     Death or Disability

     If an optionee dies (a) while he is an employee or consultant to, the Company, its parent or any of its subsidiaries, (b) within three months after the termination of such relationship (unless such termination was for cause or without the consent of the Company), or (c) within one year following the termination of such relationship by reason of disability, an option may be exercised, to the extent exercisable on the date of death, by the Legal Representatives, at any time within one year after death, but not thereafter and in no event after the date the option would otherwise have expired.

     Any optionee whose relationship has terminated by reason of disability may exercise his option, to the extent exercisable upon the effective date of such termination, at any time within one year after such date, but not thereafter and in no event after the date the option would otherwise have expired.

     Adjustments Upon Changes in Common Stock

     Notwithstanding any other provisions of the 2000 Plan, in the event of any change in the outstanding Common Stock by reason of a share dividend, recapitalization, merger or consolidation in which the Company is the surviving corporation, split-up, combination or exchange of shares or the like, the aggregate number and kind of shares subject to the 2000 Plan, the aggregate number and kind of shares subject to each outstanding option and the exercise price thereof will be appropriately adjusted by the Board of Directors, whose determination will be conclusive.

     In the event of (a) the liquidation or dissolution of the Company or (b) a merger or consolidation in which the Company is not the surviving corporation, any outstanding options will terminate, unless other provision is made therefor in the transaction.

     Amendments and Termination of the 2000 Stock Option Plan

     No option may be granted under the 2000 Plan after October 2007. The Board of Directors, without further approval of the Company’s stockholders, may at any time suspend or terminate the 2000 Plan, in whole or in part, or amend it from time to time in such respects as it may deem advisable, including, without limitation, to comply with the provisions of certain rules and regulations promulgated by the Securities and Exchange Commission, among other things; provided, however, that no amendment may be effective without the requisite prior or subsequent shareholder approval which would (a) except as required for anti-dilution adjustments, increase the maximum number of shares of Common Stock for which options may be granted under the 2000 Plan, (b) materially increase the benefits to participants under the 2000 Plan, or (c) change the eligibility requirements for individuals entitled to receive options under the 2000 Plan.

     Non-Transferability of Options

     No option granted under the 2000 Plan may be transferable otherwise than by will or the laws of descent and distribution, and options may be exercised, during the lifetime of the holder thereof, only by such holder or such holder’s legal representatives. Except to the extent provided above, options may not be assigned, transferred, pledged, hypothecated or disposed of in any way (whether by operation of law or otherwise) and may not be subject to execution, attachment or similar process.

     No optionee has any rights as a shareholder with respect to any shares subject to an option prior to the date of the issuance of a certificate or certificates for such shares.

     No options were granted under the 2000 Plan since its inception.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major shareholders.

     See Item 4 (C) of the details of the major shareholders. Except as disclosed below, there was no significant related party transactions made with major shareholders

B.	Related party transactions.

(a)	During the years ended December 31, 2001, 2002 and 2003, the Company had related party transactions with certain related parties as follows: -

	Year ended December 31,
	2001	2002	2003
	Rmb’000	Rmb’000	Rmb’000
Transactions with related parties
Service income received from Kang De	6,598	754	—
Rental expenses paid to holding company	248	—	—
Service fee paid to a fellow subsidiary	142	41	—

	December 31, 2002	December 31, 2003
	Rmb’000	Rmb’000
Balances with related parties
Funds held by the ultimate holding company for security investment purposes	6,590	6,529
Funds held by a fellow subsidiary for security investment purposes	1,846	4,485
Due from fellow subsidiaries	56	165

Note

(a)     Other than information already disclosed elsewhere in this Form 20-F, no person who has been an insider of the Company since January 1, 2003 or any associate or affiliate of such insider has had any material direct or indirect interest in any transaction with the Company since January 1, 2003 or in any proposed transaction which has materially affected or would materially affect the Company or its subsidiaries.

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

     Except for an interim dividend paid in 1997, the Company has not paid any dividends on its Common Shares. The payment of dividends in the future, if any, is within the discretion of the Board of Directors of the Company and will depend upon the Company’s earnings, its capital requirements and financial condition and other relevant factors. The Company does not anticipate declaring or paying any dividends in the foreseeable future.

B.	Significant Changes.

     Not Applicable

Item 9.	The Offer and Listing.

A.	Offer and listing details.

     The annual high and low market prices for the five most recent full financial years are as set forth below:

	Common Stocks		Warrants
NASDAQ Small Cap Market
(Year Ending)	High	Low	High	Low
December 31, 2003	0.700	0.030	N/A	N/A
December 31, 2002	0.430	0.010	N/A	N/A
December 31, 2001	0.444	0.090	N/A	N/A
December 31, 2000	2.500	0.219	0.938	0.031
December 31, 1999	0.938	0.094	0.188	0.063

     The high and low market prices for each financial quarter over the two most recent full financial years are as set forth below:

	Common Stocks
NASDAQ Small Cap Market
(Quarter Ending)	High	Low
December 31, 2003	0.650	0.250
September 30, 2003	0.690	0.280
June 30, 2003	0.700	0.030

	Common Stocks
NASDAQ Small Cap Market
(Quarter Ending)	High	Low
March 31, 2003	0.470	0.050
December 31, 2002	0.160	0.010
September 30, 2002	0.430	0.150
June 30, 2002	0.430	0.160
March 31, 2002	0.430	0.170

     For the most recent six months, the high and low market prices of the Company’s Common Shares are as set forth below:

	Common Stocks
NASDAQ Small Cap Market
(Month Ending)	High	Low
May 31, 2004	1.880	1.220
April 30, 2004	3.770	1.700
March 31, 2004	2.610	0.430
February 28, 2004	0.590	0.430
January 31, 2004	0.590	0.370
December 31, 2003	0.650	0.310

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

     In March 2003, BBHL had entered into an agreement with the Legend Group, for a period of three years ending on March 14, 2006, to produce the Security Gate under the “Lenova” brand, the unique brand name owned by the Legend Group. The revenue related from this contract in the 2003 Period amounted to Rmb 1.9 million, representing 23.3% and 16.7% of the total revenue of BBHL and the Company respectively.

D.	Exchange controls.

Exchange Rates

     The following table sets forth-certain information concerning exchange rate between Renminbi and U. S. dollars for the periods indicated:

	Noon Buying Rate (1)
	Period
Period	End	Average (2)	High	Low
	(RMB Per US$)
1996	8.3284	8.3387	8.5000	8.3267
1997	8.3255	8.3247	8.3283	8.3200
1998	8.2789	8.2969	8.3000	8.2778
1999	8.2795	8.2797	8.2785	8.2276
2000	8.2774	8.2784	8.2799	8.2773
2001	8.2766	8.2772	8.2786	8.2676
2002	8.2800	8.2770	8.2800	8.2669
2003	8.2767	8.2771	8.2800	8.2765
January 2004	8.2768	8.2770	8.2772	8.2767
February 2004	8.2769	8.2768	8.2773	8.2700
March 2004	8.2770	8.2771	8.2774	8.2767
April 2004	8.2771	8.2769	8.2772	8.2768
May 2004	8.2769	8.2771	8.2773	8.2768

(1)	The noon buying rate in New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

(2)	Determined by averaging the rates on the last business day of each month during the relevant period.

E.	Taxation.

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

     None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds.

     Not applicable.

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

Item 16A.	Audit Committee Financial Expert

The Board has determined that Mr. Yu Xiang Dong, an independent director and is a member of the Audit Committee, is an financial expert as defined under the applicable rules of the SEC issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002.

Item 16B.	Code of Ethics

Code of Ethics are in the process of preparation by the Company.

Item 16C.	Principal Accountant Fees and Services

The audit fee of PricewaterhouseCoopers, the independent auditors for the fiscal years ended December 31, 2003 and 2002, amounted to Rmb 0.5 million and Rmb 0.4 million respectively. Apart from audit service, PricewaterhouseCoopers was not engaged by the Company in other kind of professional services.

Item 17.	Financial Statements.

The Company has elected to provide Financial Statements pursuant to Item 18 (see below).

Item 18.	Financial Statements.

The following documents are filed as Attachment A hereto and are included as part of this Annual report on Form 20-F.

Financial Statements.
Report of Independent Auditors.
Consolidated Statements of Operations and Comprehensive Income of the Group for each of the three years in the period ended December 2001, 2002 and 2003.
Consolidated Balance Sheets of the Group as of December 31, 2002 and 2003.

Consolidated Statements of Cash Flows of the Group for each of the three years in the period ended December 31, 2001, 2002 and 2003.
Consolidated Statements of Changes in Shareholders’ Equity of the Group for each of the three years in the period ended December 31, 2001, 2002 and 2003.
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

EXHIBITS INDEX

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

2. Certification of Chief Executive Officer and Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act

3. Certification of Chief Executive Officer and Chief Financial Officer required by Section 906 of the Sarbanes-Oxley Act

Report of Independent Auditors

To the Shareholders and Board of Directors of
Tramford International Limited

We have audited the accompanying consolidated balance sheets of Tramford International Limited and its subsidiaries (“the Group”) as of December 31, 2003 and 2002, and the related consolidated statements of operations and comprehensive income, cash flows and changes in shareholders’ equity for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tramford International Limited and its subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, June 28, 2004

TRAMFORD INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(Amounts in thousands, except per share data)
for the years ended December 31, 2001, 2002 and 2003

	Note	2001	2002	2003	2003
		Rmb	Rmb	Rmb	US$
					(Note 2(d))
Revenues
Product sales		707	5,658	8,405	1,015
Rendering of services		6,598	2,625	3,337	403

		7,305	8,283	11,742	1,418
Costs of sales
Product sales		(508)	(2,986)	(4,421)	(534)
Rendering of services		(4,695)	(1,839)	(2,204)	(266)

		(5,203)	(4,825)	(6,625)	(800)

Gross profit		2,102	3,458	5,117	618
Selling and general and administrative expenses		(15,463)	(11,977)	(9,129)	(1,102)
Impairment of goodwill		—	(7,249)	—	—
Bad debt expense		—	(4,142)	—	—

Operating loss		(13,361)	(19,910)	(4,012)	(484)
Non-operating income	3	2,555	2,456	2,429	293
Non-operating expenses	4	—	(141)	—	—

Loss before income tax provision		(10,806)	(17,595)	(1,583)	(191)
Income tax provision	5	—	—	(249)	(30)

Net loss before minority interests		(10,806)	(17,595)	(1,832)	(221)
Minority interests		1,665	2,149	890	107

Net loss for the year		(9,141)	(15,446)	(942)	(114)
Other comprehensive income/(losses), net of tax:
Net unrealized (loss)/gain on available-for-sale securities		—	(587)	401	48
Realized loss on sale of available-for-sale securities		—	—	587	71
Foreign currency translation adjustment		—	14	(355)	(43)

Comprehensive (losses)/income		(9,141)	(16,019)	(309)	(38)

Loss per share	12
- Basic and dilutive		(1.32)	(2.24)	(0.14)	(0.01)

Weighted-average ordinary shares	12
- Basic and dilutive		6,902	6,895	6,894	6,894

TRAMFORD INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(Amounts in thousands)
at December 31, 2002 and 2003

	Note	2002	2003	2003
		Rmb	Rmb	US$
				(Note 2(d))
ASSETS
CURRENT ASSETS
Cash and cash equivalents		12,203	7,400	894
Short-term investments — security trust account		13,540	11,265	1,360
Trading securities		49	—	—
Available-for-sale securities		8,560	11,197	1,352
Trade accounts receivable, net		2,589	2,655	321
Inventories		1,219	707	85
Due from related parties	13	8,492	11,179	1,350
Other assets	6	1,190	1,344	162

TOTAL CURRENT ASSETS		47,842	45,747	5,524
Property, plant and equipment, net	7	534	88	11
Intangible asset	8	1,000	—	—
Goodwill	9	5,747	5,747	694
Software development costs	10	85	—	—

TOTAL ASSETS		55,208	51,582	6,229

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Trade accounts payable		139	270	32
Due to a related party	13	830	—	—
Consideration payable on the acquisition of an operating unit		1,850	1,850	223
Accrued professional fees		1,070	583	70
Income tax payable		—	249	30
Value added tax and business tax payable		1,434	1,243	150
Other liabilities and accrued expenses	11	2,495	1,196	145

TOTAL CURRENT LIABILITIES		7,818	5,391	650
Contingencies and commitments	16
Minority interests		890	—	—
SHAREHOLDERS’ EQUITY
Share capital	15	187,730	187,730	22,673
Accumulated losses		(140,587)	(141,529)	(17,093)
Accumulative other comprehensive losses		(643)	(10)	(1)

TOTAL SHAREHOLDERS’ EQUITY		46,500	46,191	5,579

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		55,208	51,582	6,229

TRAMFORD INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands)
for the years ended December 31, 2001, 2002 and 2003

	2001	2002	2003	2003
	Rmb	Rmb	Rmb	US$
Cash flows from operating activities
Net loss	(9,141)	(15,446)	(942)	(114)
Adjustments to reconcile net (loss)/income to net cash provided by/(used in) operating activities Minority interests in loss of consolidated subsidiaries	(1,665)	(2,149)	(890)	(107)
Amortization of intangible asset, goodwill and software development costs	5,281	1,418	1,085	131
Impairment of goodwill	—	7,249	—	—
Depreciation	1,133	816	475	57
Dividend income	—	(2)	(295)	(36)
Unrealized loss/(gain) on trading securities	—	10	—	—
Gain on disposal of available-for-sale securities	—	—	(2,005)	(242)
Loss on disposal of fixed assets	—	198	—	—
Gain on adjustment to consideration for the acquisition of subsidiaries	—	(1,697)	—	—
Bad debt expense	—	4,142	—	—
Changes in assets and liabilities:
Decrease/(increase) in trade accounts receivable	294	(2,576)	(66)	(8)
(Increase)/decrease in trading securities	—	(59)	49	6
Decrease/(increase) in inventories	12	(1,139)	512	62
Decrease/(increase) in due from related parties and other assets	7,876	1,616	(263)	(32)
Increase/(decrease) in trade accounts payable, amount due to a related party and other current liabilities	103	(19)	(2,676)	(323)
Increase in income tax payable	—	—	249	30

Net cash provided by/(used in) operating activities	3,893	(7,638)	(4,767)	(576)
Cash flows from investing activities Settlement of investment in subsidiaries	—	(18,312)	—	—
Security trust account	—	814	2,275	275
Dividend income	—	2	295	36
Funds held by related parties for security investment purposes (note 13)	(868)	(7,568)	(2,578)	(311)
Proceeds from disposal of available-for-sale securities	—	—	11,810	1,426
Purchase of available-for-sales securities	—	(9,147)	(11,454)	(1,383)
Purchases of property, plant and equipment	(114)	(70)	(29)	(4)
Proceeds from disposal of property, plant and equipment	—	86	—	—
Payment for software development cost capitalized	(170)	—	—	—

Net cash (used in)/provided by investing activities	(1,152)	(34,195)	319	39
Cash flows from financing activities Purchase of treasury shares	(18)	(3)	—	—

Net cash used in financing activities	(18)	(3)	—	—
Effect of exchange rate changes on cash and cash equivalents	—	14	(355)	(43)

Net increase/(decrease) in cash and cash equivalents	2,723	(41,822)	(4,803)	(580)
Cash and cash equivalents at beginning of year	51,302	54,025	12,203	1,474

Cash and cash equivalents at end of year	54,025	12,203	7,400	894

TRAMFORD INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Amounts in thousands)
for the years ended December 31, 2001, 2002 and 2003

				Accumulated
				other	Total
			Accumulated	comprehensive	shareholders'
		Equity	losses	losses	equity

		Rmb	Rmb	Rmb	Rmb
Balance at December 31, 2000		187,751	(116,000)	(70)	71,681
Net loss		—	(9,141)	—	(9,141)
Purchase of treasury shares		(18)	—	—	(18)

Balance at December 31, 2001		187,733	(125,141)	(70)	62,522
Net loss		—	(15,446)	—	(15,446)
Purchase of treasury shares		(3)	—	—	(3)
Net unrealized loss on available-for-sale securities		—	—	(587)	(587)
Translation adjustment		—	—	14	14

Balance at December 31, 2002		187,730	(140,587)	(643)	46,500
Net loss		—	(942)	—	(942)
Net unrealized gain on available-for-sale securities		—	—	401	401
Less: Reclassification adjustment for loss realized on sale		—	—	587	587
Translation adjustment		—	—	(355)	(355)

Balance at December 31, 2003		187,730	(141,529)	(10)	46,191

		US$	US$	US$	US$
Balance at December 31, 2003	(Note 2(d))	22,673	(17,093)	(1)	5,779

TRAMFORD INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands, unless otherwise stated)

1	Nature of operations and basis of presentation

          Tramford International Limited (“Tramford”) was incorporated under the laws of the British Virgin Islands on September 19, 1995 as a holding company. The consolidated financial statements include the accounts of the Tramford and its subsidiaries (hereinafter collectively referred to as the “Group”).

          On 8 May 2000, Jingle Technology Limited (“JTL”), a 100% subsidiary of Tramford, was formed to act as an investment holding company within the Group. Effective July 1, 2000, JTL purchased 100% interests in BHL Networks Technology Co. Ltd. (“BHLNet”), which in turn holds 76% interest in Beijing BHL Networks Technology Co. Ltd (“BBHL”), for a consideration of Rmb21,959. Pursuant to agreements entered into among the Group and the vendors in September 2002, the consideration was reduced from Rmb21,959 to Rmb20,262. BBHL is a Sino-foreign equity joint venture and is principally engaged in the provision of information technology and network security consultancy services and sales of computer related products in the People’s Republic of China (the “PRC”). BHL and BBHL are collectively referred to as the “New Operations” in these financial statements. The New Operations continue to engage in the provision of information technology and network security consultancy services and the development of network security software for all years presented. The other wholly owned subsidiary of Tramford, BHL Networks Technology Company Limited (formerly Jing Tai Industrial Investment Company Limited), acts as the treasury center for the Group.

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

          Revenues arise from product sales and the rendering of services. Revenue is generally recognized when all of the following criteria are met (i) persuasive evidence of an arrangement exists; (ii) delivery has occurred or services have been rendered; (iii) the sellers’ price to the buyer is fixed or determinable, and (iv) collectibility is reasonably assured. Specifically, product sales represent the invoiced value of goods, net of discounts, supplied to customers. Revenues are recognized upon delivery to customers and when title has passed. Rendering of services represent fees charged on the provision of information technology and network security consultancy services. Fees on such services are recognized upon the completion of the underlying services and collectibility to the fees is reasonably assured.

(b)	Taxation

          Deferred income taxes are provided using the liability method under Statement of Financial Accounting Standards (“SFAS”) No.109, “Accounting for Income Taxes”. Under the liability method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the carrying amounts of existing assets and liabilities in the financial statements and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The tax consequences of these differences are classified as current or non-current based on the classification of the related asset or liability for financial reporting. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of, the deferred tax assets will not be realized.

(c)	Concentration of credit risk and major customers

          The Group is engaged in the provision of information technology and network security services to a wide range of industries and end users within the PRC. All the Group’s revenue is derived from sales to customers located in the PRC. Accordingly, the Group’s trade accounts receivable are concentrated with respect to geography. The Group performs ongoing credit evaluations of its customers and generally does not require collateral. Approximately, 13%, 17% and 28% of the total revenues were contributed by 3 major customers during the year ended December 31, 2003.

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

          The functional currency of BBHL is Renminbi.

          The functional currency of Tramford and its other subsidiaries is the Hong Kong dollar. The financial statements of Tramford and these subsidiaries are translated into Renminbi, using exchange rates in effect at period end, wherever appropriate, for assets and liabilities and average exchange rates during each reporting period for results of operations. Adjustments resulting from the translation of financial statements are reflected as a separate component of shareholders’ equity.

          For the convenience of the reader, a translation of amounts from Renminbi (Rmb) into United States Dollars (US$) has been made at the noon buying rate in New York City for cable transfer in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2003 of Rmb 8.2767 = US$1.00. Such translations should not be construed as representations that the Renminbi amounts represent or have been or could have been converted into United States dollars at that or any other rate.

(e)	Property, plant and equipment

          Property, plant and equipment are stated at historical cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets. Upon retirement or sale, the cost of disposed assets and the related accumulated depreciation are deducted from the respective accounts and the resulting gain or loss is included as other non-operating income/(expense) in the Statement of Operations. Maintenance and repair costs are expensed as incurred. The estimated useful lives of property, plant and equipment are as follows:

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

          Costs that are related to the conceptual formulation and design of licensed programs are expensed as incurred. Capitalization of costs will happen during the period when technological feasibility of the licensed program is established and when the product is ready for general release to the market. The annual amortization of the capitalized amounts is the greater of the amount computed based on the estimated revenue distribution over the products’ revenue-producing lives, or the straight-line method, and is applied over periods ranging up to two years commencing when the products are generally released to the market.

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

          Annual impairment test for goodwill is carried out in two steps. The first step of the impairment test is used to identify potential impairment, compares the fair value of the reporting unit with its carrying amount, including goodwill. The fair value is determined by the forecasted discounted net cash inflow of the reporting unit for a period of five years. If the carrying amount of the reporting unit exceeds its fair value, goodwill of the reporting unit is considered impaired. The second step of the impairment test quantifies the amount of the impairment loss by comparing the carrying amount of goodwill to its implied fair value. An impairment loss is recorded to the extent the carrying amount of goodwill exceeds its implied fair value. Goodwill must be tested for impairment at least annually, or more frequently if warranted. The Group has performed the required impairment test for 2003 and no impairment is identified.

          The carrying value of a long-lived asset is considered impaired by the Group when the anticipated undiscounted cash flow from such asset is less than its carrying value. If an impairment is identified, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved or based on independent appraisals.

          Long-lived assets, including certain identifiable intangibles with finite-lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable.

(j) Inventories

          Inventories are valued at the lower of cost and net realizable value. Cost includes the purchase cost of products at invoiced value using a first-in first-out method. Net realizable value is determined by reference to the sales proceeds of items sold in the ordinary course of business or to a management estimate based on prevailing market conditions.

(k)	Cash and cash equivalents

          Cash and cash equivalents include cash on hand, demand deposits with banks and liquid investments with an original maturity of three months or less. The carrying value of cash equivalents approximates their fair value.

(l)	Short-term investments

          The Group invests in highly liquid investments with maturities less than one year, at the time of purchase that are considered to be short-term investments. The carrying amount of the investments approximates fair value due to their short maturity. The Group maintains certain security investments with security firms under the name of its fellow subsidiary or related company, which hold these investments in trust for the Group. Periodic evaluations are performed on the relative credit standing of these investments that are considered in the Group’s investment strategy.

TRAMFORD INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands, unless otherwise stated)

2	Summary of significant accounting policies (continued)

(m)	Investment in securities

          Securities held principally for resale in the near term are classified as trading securities upon acquisition and recorded at their fair values. Unrealized gains and losses on trading securities are included in non-operating income and expenses. Other securities are defined as securities available-for-sale under the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 115 “Accounting for Certain Investments in Debt and Equity Securities”. Available-for-sale securities are carried at fair value, with unrealized gains and losses, if any, reported, net of tax, in other comprehensive income.

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

          The Group applies Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” and complies with the disclosure provisions of SFAS No. 123 “Accounting for Stock-Based Compensation” (“SFAS No. 123”). In general, compensation cost is recognized based on the difference, if any, between the fair value of the Company’s shares and the exercise price as determined on the date the option is granted. Under APB Opinion No. 25, because the exercise price of all the options issued by the Company equals or is higher than the market price of the underlying stock on the date of grant, no compensation expense is recognized.

(q)	Recent accounting pronouncements

          In November 2002, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 requires the recognition of a liability for certain guarantee obligations issued or modified after December 31, 2002. FIN 45 also clarifies disclosure requirements to be made by a guarantor for certain guarantees. The disclosure provisions of FIN 45 are effective for interim periods and fiscal years ending after December 15,2002. The adoption of FIN 45 did not have a material effect on the Group’s financial position or results of operations.

          In November 2002, the EITF reached a consensus on Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables” (“EITF No. 00-21”). This issue addresses how revenue arrangements with multiple deliverables should be divided into separate units of accounting and how the arrangement consideration should be allocated to the identified separate accounting units. EITF No. 00-21 is effective for fiscal periods beginning after June 15, 2003. The Group does not believe that this EITF will have a significant impact on its financial statements.

          In January 2003, the FASB issued FIN 46 “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51”. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. In December 2003, the FASB issued a revision to FIN No. 46, “Consolidation of Variable Interest Entities, and Interpretation of ARB No. 51”, or FIN 46R.

          Among other changes, the revisions of FIN 46R (a) clarified some requirements of the original FIN 46, (b) eased some implementation problems, and (c) added new scope exceptions. FIN 46R deferred the effective date of the Interpretation for public companies, to the end of the first reporting period ending after March 15, 2004, except that all public companies must at a minimum apply the provisions of the Interpretation to entities that were previously considered “special-purpose entities” under the FASB literature prior to the issuance of FIN 46R by the end of the first reporting period ending after December 15, 2003. The Company’s management does not expect that the adoption of FIN 46R will have a material effect on the Group’s financial position or results of operations.

TRAMFORD INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands, unless otherwise stated)

3	Non-operating income

     Non-operating income consisted of the following:

	Year ended December 31,
	2001	2002	2003
	Rmb	Rmb	Rmb
Gain on adjustment to consideration for the acquisition of subsidiaries (note)	—	1,697	—
Realized gains on trading securities	1,242	347	8
Realized gains on available-for-sale securities	—	—	2,005
Dividend income from marketable securities	—	2	295
Bank interest	1,286	169	119
Compensation received from a supplier on goods returned	—	182	—
Others	27	59	2

	2,555	2,456	2,429

     Note:

During the year 2002, the Group renegotiated the consideration in respect of the acquisition of the New Operations made in 2000. The revised consideration is Rmb20,262, representing a discount on the original consideration of Rmb21,959. This change in consideration resulted in the recognition of a gain of Rmb1,697 in 2002.

4	Non-operating expenses

Non-operating expenses consisted of the following:

	Year ended December 31,
	2001	2002	2003
	Rmb	Rmb	Rmb
Unrealized loss on trading securities	—	9	—
Others	—	132	—

	—	141	—

TRAMFORD INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands, unless otherwise stated)

5	Income tax provision

          Tramford was incorporated under the laws of the British Virgin Islands (“BVI”), and under current BVI law is not subject to tax on income or capital gains as it does not carry out business in the BVI.

          The Company’s subsidiary operating in Hong Kong provides Hong Kong profits tax at the rate of 17.5% for the year ended December 31, 2003 based on estimated assessable profits arising in Hong Kong. No provision for Hong Kong profits tax was provided for this subsidiary for 2001 and 2002 as it had no estimated assessable profits.

          The Company’s subsidiary operating in the PRC incurred a loss and therefore no PRC income tax has been provided.

     Composition of income tax expense

          The current and deferred portion of income tax expense included in the consolidated statements of operations and comprehensive income for the years ended December 31 are as follows:

	2001 Rmb	2002 Rmb	2003 Rmb
Current income tax expenses	—	—	249
Recognition of deferred tax assets	4,148	2,560	1,531
Change in valuation allowance	(4,148)	(2,560)	(1,531)

Income tax expenses	—	—	249

          Reconciliation of income tax expense by applying PRC statutory Enterprise Income Tax rate

          Income tax expense differed from the amounts computed by applying PRC statutory Enterprise Income Tax (“EIT”) rate of 33% as a result of the following:

	2001 Rmb	2002 Rmb	2003 Rmb
	Rmb	Rmb	Rmb
Income tax credit at PRC statutory EIT rate	(3,566)	(5,806)	(522)
Effect of different taxation rates in Hong Kong	(300)	59	(474)
Income not subject to taxation	(218)	(593)	(76)
Expenses not deductible for taxation purpose	—	3,780	—
Utilization of previously unrecognized tax losses	(64)	—	(192)
Increase in previously recognized tax loss resulting from an increase in tax rate	—	—	(18)
Tax losses not recognized	4,148	2,560	1,531

Total income tax expense	—	—	249

Significant components of deferred tax assets

	December 31, 2001 Rmb	December 31, 2002 Rmb	December 31, 2003 Rmb
Tax loss carryforwards	4,639	7,199	8,538
Less: valuation allowance	(4,639)	(7,199)	(8,538)

Deferred tax assets	—	—	—

          Tax loss carry forwards from the Company’s PRC subsidiary can be carried forward for 5 years. As the realization of the current tax loss carry forwards credit is uncertain, a full valuation allowance against the deferred tax assets as at December 31, 2003 has been provided.

TRAMFORD INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands, unless otherwise stated)

6	Other assets

     Other assets consisted of the following:

	December 31,	December 31,
	2002	2003
	Rmb	Rmb
Rental and utility deposits	399	179
Prepayment for inventories	312	—
Advance to staff	224	204
Prepayment for insurance	—	414
Prepayment for consultancy fee	—	155
Others	255	392

	1,190	1,344

7	Property, plant and equipment, net

	December 31,	December 31,
	2002	2003
	Rmb	Rmb
Computer equipment	1,912	1,941
Furniture, fixtures and office equipment	576	576
Motor vehicles	107	107
Less: accumulated depreciation	(2,061)	(2,536)

	534	88

          Depreciation for the year ended December 31, 2001, 2002 and 2003 amounted to Rmb1,133, Rmb816 and Rmb475 respectively.

8	Intangible asset

          The intangible asset, representing the amortized cost of the network security and server switch technology acquired in 2000, is as follows:

	December 31,	December 31,
	2002	2003
	Rmb	Rmb
Gross carrying amount	4,000	4,000
Less: accumulated amortization	(3,000)	(4,000)
	1,000	—

          Amortization expense for the years ended December 31, 2001, 2002 and 2003 amounted to Rmb1,467, Rmb1,333 and Rmb1,000 respectively. The intangible asset has been fully amortized in the year ended December 31, 2003.

TRAMFORD INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands, unless otherwise stated)

9	Goodwill

          The Group recorded goodwill of Rmb16,951, in connection with the acquisition of its New Operations in 2000. The carrying amount of goodwill has been assigned to the network security and information technology consultancy reporting units, which also are reportable segments. The goodwill for the year ended December 31, 2003 is as follows:

	Network	Information
	security	technology	Total
	Rmb	Rmb	Rmb
Goodwill acquired in 2000	15,112	1,839	16,951
Less: accumulated amortization prior to 2002	(3,526)	(429)	(3,955)
Impairment loss for 2002	(7,249)	—	(7,249)

Balance as of December 31, 2002 and 2003	4,337	1,410	5,747

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

          In the fourth quarter of 2003, an assessment for impairment carried out and no further impairment was identified.

          The amortization expense and net income of the Group for the year of initial application and prior year, in which no extraordinary items were recognized, are as follows:

	For the year ended December 31,
	2001	2002	2003
	Rmb	Rmb	Rmb
Reported net loss	(9,141)	(15,446)	(942)
Add back: goodwill amortization	3,955	—	—

Adjusted net loss	(5,186)	(15,446)	(942)

Basic loss per share:
Reported net loss per share	(1.32)	(2.24)	(0.14)
Add back: goodwill amortization	0.57	—	—

Adjusted net loss per share	(0.75)	(2.24)	(0.14)

10	Software development costs

	December 31,	December 31,
	2002	2003
	Rmb	Rmb
Software development costs capitalized	170	170
Less: accumulated amortization	(85)	(170)

	85	—

          Amortization expense for the years ended December 31, 2001, 2002 and 2003 amounted to RmbNil, Rmb85 and Rmb85 respectively. The software development costs has been fully amortized in the year ended December 31, 2003.

TRAMFORD INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands, unless otherwise stated)

11	Other liabilities and accrued expenses

	December 31,	December 31,
	2002	2003
	Rmb	Rmb
Deposits received	880	289
Accrued salaries and staff benefits	674	766
Others	941	141

	2,495	1,196

12	Loss per share

          Basic loss per share represents income available to common stockholders divided by the weighted-average number of common stocks outstanding during the period. Diluted earnings per share reflects additional common stocks that would have been outstanding if dilutive potential common stocks have been issued, as well as any adjustment to income that would result from the assumed issuance. Dilutive potential common stocks that may be issued by the Group relate solely to outstanding stock options, and are determined using the treasury stock method. Effects of stock options are excluded from the computation if the effect would be antidilutive.

          Basic and diluted loss per share have been calculated in accordance with SFAS No. 128 for the years ended December 31 as follows:

	Year ended December 31,
	2001	2002	2003
	Rmb	Rmb	Rmb
Net loss	(9,141)	(15,446)	(942)

Weighted-average shares used in computing basic and diluted (loss)/earnings per share	6,902	6,895	6,894

Loss per share - Basic and dilutive	(1.32)	(2.24)	(0.14)

          In 2001, 2002 and 2003, exercise of stock options would have been antidilutive and, therefore, was not considered in the computation of diluted loss per share.

TRAMFORD INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands, unless otherwise stated)

13	Related party transactions

          The transactions and balances with related parties are analyzed as follows:

	Year ended December 31,
	2001	2002	2003
	Rmb	Rmb	Rmb
Transactions with related parties
Sales	6,598	754	—
Rental expense	248	—	—
Service fee	142	41	—

	December 31,	December 31,
	2002	2003
	Rmb	Rmb
Balances with related parties
Funds held by the ultimate holding company for security investment	6,590	6,529
purposes Funds held by a fellow subsidiary for security investment purposes	1,846	4,485
Due from fellow subsidiaries	56	165

Total due from related parties	8,492	11,179

Due to a related company	830	—

          Apart from sales to a fellow subsidiary of an ex-shareholder of a branch of Rmb6,598 in 2001, substantially all related party transactions are entered into with fellow subsidiary of the Group.

          The balances with related parties are unsecured and interest-free, and have no fixed terms of repayment.

14	Retirement plans

          As stipulated by the regulations of PRC, the PRC subsidiary is required to make contributions to the retirement plan at the rate of 19% of the base salaries of their staff. Contributions made in connection with the plan, which are expensed as incurred, were Rmb272, Rmb233 and Rmb293 for the years 2001, 2002 and 2003 respectively. The PRC subsidiary has no obligation for the payment of pension benefits beyond the annual contributions described above.

TRAMFORD INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands, unless otherwise stated)

15	Share capital

          Changes in share capital of Tramford are analyzed as follows:

			Common Stock
					Additional
			No. of	(par	paid-in
	Ref		shares	US$0.01)	capital	Warrants	Total
				Rmb	Rmb	Rmb	Rmb
January 1, 2001			6,905,797	575	184,265	2,911	187,751
Purchase of own shares	(a	)	(10,100)	(1)	(17)	—	(18)
Expiration of warrants	(b	)	—	—	2,911	(2,911)	—

December 31, 2001			6,895,697	574	187,159	—	187,733

January 1, 2002			6,895,697	574	187,159	—	187,733
Purchase of own shares in 2002	(c	)	(1,200)	(3)	—	—	(3)

December 31, 2002 and December 31, 2003			6,894,497	571	187,159	—	187,730

          (a) For the year ended December 31, 2001, a total of 10,100 shares of Common Stock were repurchased at an average price of US$0.20 per share.

          (b) All warrants issued by the Company expired during the year ended December 31, 2001.

          (c) For the year ended December 31, 2002, a total of 1,200 shares of Common Stock were repurchased at an average price of US$0.28 per share.

          (d) On October 10, 1996, a stock option plan was set up to grant options to certain employees and directors of the Company for a maximum of 200,000 shares. The stock option plan provides for a grant of options to employees, officers, directors and consultants of the Group. The stock option plan is administered by the Board of Directors or a committee appointed by the Board, which determines the terms of option’s grant, including the exercise price, the number of shares subject to the option and option’s exercisability. The exercise price of all options granted under the stock option plan must be at least equal to the fair market value of such shares on the date of grant. The maximum term of options granted under the stock option plan is 10 years. As of December 31, 1998, no options had been granted under the stock option plan. Pursuant to a board resolution passed on December 28, 1999, 200,000 options were granted to certain directors and officers at that time at an exercise price of US$1.15 each. Of the 200,000 options granted, 140,000 options were still held by certain directors and officers of the Company as of December 31, 2003. These options are fully vested as of December 31, 2003 and are exercisable within ten years commencing from December 28, 1999. Apart from 60,000 options which were forfeited upon the resignation of the relevant directors, no other options were issued, exercised, forfeited or expired under this stock option plan during the years ended December 31, 2001, 2002 and 2003.

               On September 20, 2000, another stock option plan was set up to grant options to certain employees and directors of the Company for a maximum of 400,000 shares. This stock option plan provides for a grant of options to employees, officers, directors and consultants of the Group. The stock option plan is administered by the Board of Directors or a committee appointed by the Board, which determines the terms of option’s grant, including the exercise price, the number of shares subject to the option and option’s exercisability. The exercise price of all options granted under the stock option plan must be at least equal to the fair market value of such shares on the date of grant. The maximum term of options granted under the stock option plan is 10 years. No options were granted under this plan since its inception.

TRAMFORD INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands, unless otherwise stated)

15	Share capital (continued)

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

          (f) Pro forma information regarding net income and earnings per share is required by SFAS No. 123 “Accounting for Stock-Based Compensation”, and is determined as if the Group had accounted for its employee stock options under the fair value method of SFAS No. 123. The fair value of options granted during the year ended December 31, 1999 was RMB720. The fair value for these options was estimated at the date of grant using a Black-Scholes option valuation model with the following weighted-average assumptions for the year ended December 31, 1999; risk-free interest rate of 5.3%; no dividend yield; volatility factor of the expected market price of the Company’s common share of 233.5%; and a weighted-average expected life of the option of ten years. However, pro forma disclosures are not presented as there are no options granted during the three years ended December 31, 2003 and there are no pro forma impact as related to our options granted in 1999 for all periods presented.

16	Contingencies and commitments

     Operating lease commitments

          As of December 31, 2003, the aggregate future minimum lease payments under non-cancelable operating leases are as follows:

December 31,
2003
Rmb
Year ending December 31, 2004	160

          Lease rental costs incurred by the Group for the year ended December 31, 2001, 2002 and 2003 amounted to Rmb2,014, Rmb1,047 and Rmb596 respectively.

     Contingencies

          On 16 July 2002, an ex-shareholder of one of the Group’s Beijing operating unit filed claims against the Group in the International Arbitration Commission for Economics in China (the “Commission”) with respect to the consideration on the Group’s acquisition of an operating unit. The ex-shareholder has requested that the Commission order the Group to settle the consideration of Rmb1,850, to pay Rmb50 for breach of contract and Rmb100 for legal fee incurred in connection with this litigation. In the opinion of management, it is reasonably possible that the Group have to settle the consideration of Rmb1,850 and the amount is recorded in the financial statements. However, management considers the likelihood of loss in respect of the breach of contract and legal fee is remote. Accordingly, no provision has been made as of December 31, 2003.

TRAMFORD INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands, unless otherwise stated)

17	Segment information

          Segments were determined based on products and services provided by each segment. Accounting policies of the segments are the same as those described in the summary of significant accounting policies. Segment performance is evaluated based on profit or loss from operations before interest, other income/expense and taxes. Product sales constitute the sale of network security softwares and devices. Rendering of services represents the provision of information technology services. The Group’s operations have been classified into two business segments: product sales and rendering of services. Summarized financial information by business segment for 2003, 2002 and 2001 is as follows:

			Net
		Operating	identifiable	Depreciation
		profit/	assets/	and	Capital
	Revenue	(loss)	(liabilities)	amortization	expenditures
	Rmb	Rmb	Rmb	Rmb	Rmb
Year 2003
Product sales	8,405	(2,102)	3,581	1,560	29
Rendering of services	3,337	355	702	—	—

Total operating segments	11,742	(1,747)	4,283	1,560	29
Corporate	—	(2,265)	36,161	—	—

Group	11,742	(4,012)	40,444	1,560	29

Year 2002
Product sales	5,658	(9,778)	5,923	2,075	70
Rendering of services	2,625	(5,085)	(61)	159	—

Total operating segments	8,283	(14,863)	5,862	2,234	70
Corporate	—	(5,047)	35,781	—	—

Group	8,283	(19,910)	41,643	2,234	70

Year 2001
Product sales	707	(6,330)	9,648	2,238	97
Rendering of services	6,598	(610)	5,024	362	16

Total operating segments	7,305	(6,940)	14,672	2,600	113
Corporate	—	(6,421)	37,893	3,814	—

Group	7,305	(13,361)	52,565	6,414	113

          The Group operates mainly in the PRC and accordingly no geographical segment information is presented.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company certifies that it meets all of the requirements for filing Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tramford International limited

Date: June 28, 2004	/s/ Michael Siu

Name: Michael Siu Title: Chief Financial Officer and Secretary