Form 20-F
period 2004-12-31
TRAMFORD INTERNATIONAL LTD
filed 2005-06-30
CIK 1027454

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number

TRAMFORD INTERNATIONAL LIMITED

(Exact name of Registrant as specified in its charter)

(Translation of Registrant’s name into English)

British Virgin Islands

(Jurisdiction of incorporation or organisation)

Room 2413-18, Shui On Centre, 8 Harbour Road, Wanchai, Hong Kong

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

None

(Title of Class)

As of June 24, 2005, there were 6,894,497 shares of Common Stock outstanding, with par value of US$0.01 each.

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

☐ Item 17       ☑ Item 18

Introduction

     This annual report on Form 20-F includes our audited consolidated financial statements as of December 31, 2003 and 2004, and for each of the three years in the period ended December 31, 2002, 2003 and 2004.

     We listed our common stock, par value of US$0.01 each, on the Nasdaq Small Capital Market, or Nasdaq, under the symbol “TRFDF”.

     Except as otherwise required and for purposes of this Annual Report only:-

•	“Tramford”, “Company”, “us” or “we” refer to Tramford International Limited. The term “you” refers to holders of our common stocks.

•	“Hong Kong” and the “Government” refer to the Hong Kong Special Administrative Region of the People’s Republic of China and its government, respectively.

•	“PRC”, “China” and the “PRC government” refer to the People’s Republic of China and its government.

•	All references to “Renminbi,” or “Rmb” are to legal currency of China, all references to “U.S. dollars,” “dollars,” “$” or “US” are to the legal currency of the United States and all references to “Hong Kong dollars” or “HK$” are to the legal currency of Hong Kong. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

Forward Looking Statements

     Some of the statements contained in this Annual Report contain forward-looking information within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are found in Item 3, this Item 4, Item 5 and other sections in which the future prospects of the Company are discussed. These statements include information concerning:

•	our ability to achieve or sustain profitability in the rapidly changing Internet market in which we operate,

•	our ability to successfully integrate acquired businesses, products and technologies;

•	our ability to keep pace with the rapidly changing technology and products in the market we operate;

•	our ability to achieve our future pricing strategies or policies,

•	our ability to achieve our plans to expand our sales.

•	our ability to achieve our plans to diversify our sources of revenues industry,

•	our ability to respond to competition in the PRC network security market;

•	our ability to maintain and protect our intellectual property.

     You can identify these statements by forward-looking terminology such as “anticipate”, “expect”, “believe”, “goal”, “plan”, “intend”, “estimate”, “may”, “can”, “could”, “will” and “would” or similar words. These forward-looking statements involve known and unknown risks, uncertainties and other factors, including those described in this Item 4 and elsewhere in this annual report that could cause our actual results to differ materially from those anticipated in these forward-looking statements. For a further discussion of such risks and uncertainties, see Item 3, “Key Information — Risk Factors”. You should consider these factors carefully in evaluating any forward-looking statements and should not place any undue reliance on any forward-looking statement. You should keep in mind that any forward-looking statement made by us in this Annual Report or elsewhere speaks only as of the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We are under no obligation to, and do not intend, to update or revise our forward-looking statements made herein to reflect actual results or changes in assumptions or other factors that could affect those statements.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

     Not Applicable.

Item 2. Offer Statistics and Expected Timetable

     Not Applicable.

Item 3. Key Information

A. Selected financial data

     The following selected financial date should be read in conjunction with the “Management’s Discussion and Analysis of Financial and Results of Operations”, and the Consolidated Financial Statements and notes thereto included elsewhere in this Annual Report.

     The selected financial data as at December 31, 2003 and 2004 and years ended December 31, 2002, 2003 and 2004 have been derived from and should be read with our audited consolidated financial statements, including notes to the consolidated financial statements, included in this Annual Report beginning on page F-1. We derived the selected financial data as at December 31, 2000, 2001, 2002, 2003 and 2004 from our consolidated financial statements, which have been prepared in accordance with U. S. GAAP, but have not been included in this Annual Report.

     All financial data included elsewhere in this Annual Report are expressed, unless otherwise stated, in the nearest thousand of Renminbi This Annual Report contains translations of Renminbi amounts into U.S. dollar amounts, solely for your convenience. Unless otherwise indicated, the translations have been made at Rmb8.2765 = US$1.00, which was the noon buying rate in The City of New York for cable transfers in Renminbi as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2004. See Item “Key Information – Selected Financial Data – Exchange Rate Information” for historical information regarding this noon buying rate. You should not construe these translations as representations that the Renminbi actually represents such U.S. dollar amounts or could have been or could be converted into U.S. dollars at the rate indicated or at any other rates.

	(Amounts in thousands, except per share data)
	Year Ended December 31
	2000	2001	2002	2003	2004	2004
	Rmb	Rmb	Rmb	Rmb	Rmb	US$(1)
Consolidated Statement of Operations data:

Revenues	15,727	7,305	8,283	11,742	6,669	806

Cost of sales	12,612	5,203	4,825	6,625	4,149	502

Gross Profit	3,115	2,102	3,458	5,117	2,520	304

Selling, general and administrative expenses	(5,144)	(15,463)	(11,977)	(9,129)	(8,297)	(1,002)

Impairment of goodwill	—	—	(7,249)	—	(4,748)	(575)

Bad debt expense	—	—	(4,142)	—	—	—

Operating loss	(2,029)	(13,361)	(19,910)	(4,012)	(10,525)	(1,273)

Non-operating income	3,373	2,555	2,456	2,429	410	50

Non-operating expense	—	—	(141)	—	—

Income/(loss) before income tax provision and minority interests	1,344	(10,806)	(17,595)	(1,583)	(10,115)	(1,223)

Income tax provision	—	—	—	(249)	—	—

Minority Interests	96	1,665	2,149	890	—	—

Net income/(loss) for the year	1,440	(9,141)	(15,446)	(942)	(10,115)	(1,223)

Earnings/(loss) per share	0.21	(1.32)	(2.24)	(0.14)	(1.47)	(0.18)

Consolidated Balance Sheet data:

Total assets	104,128	93,407	55,208	51,582	39,355	4755

Total liabilities	27,743	27,846	7,818	5,391	6,501	785

Shareholders’ equity	71,681	62,522	46,500	46,191	32,854	3,970

(1)	For the convenience of the reader, translation of amounts from Renminbi into United States Dollars (“US$”) has been made at the noon buying rate in New York City for cable transfer in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2004 of Rmb 8.2765 = $1.00.

Exchange Rate Information

     We have published our financial statements in U.S. dollars. Our business is primarily conducted in China and denominated in Renminbi. Reports will be made to shareholders and will be expressed in U.S. dollars using the then-current exchange rates. The conversion of Renminbi into U.S. dollars in this Annual Report is based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Renminbi to U.S. dollars in this annual report were made at $1.00 to RMB8.2765, which was the prevailing rate on December 31, 2004. The prevailing rate on May 31, 2005 was $1.00 to RMB8.2765. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or

Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and though restrictions on foreign trade.

     The following table sets forth various information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you. The source of these rates is the Federal Reserve Bank of New York.

	Average (1)	High	Low	Period-end
	(RMB per U.S. $1.00)
2000	8.2784	8.2799	8.2768	8.2774
2001	8.2770	8.2786	8.2676	8.2766
2002	8.2770	8.2800	8.2669	8.2800
2003	8.2770	8.2800	8.2765	8.2769
2004	8.2768	8.2774	8.2764	8.2765
December 2004	8.2765	8.2767	8.2765	8.2765
January 2005	8.2765	8.2765	8.2765	8.2765
February 2005	8.2765	8.2765	8.2765	8.2765
March 2005	8.2765	8.2765	8.2765	8.2765
April 2005	8.2765	8.2765	8.2765	8.2765
May 2005	8.2765	8.2765	8.2765	8.2765

(1)	Annual averages are calculated by averaging the rates on the last business day of each month during the relevant period.

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

(a) Risks Associated with Our Business

(1) We have a limited operating history and are facing an evolving business model and strategy.

     We were originally engaged in the sanitary wares and ceramic tiles manufacturing business, which was changed to the Internet related business in June 2000, with a focus on system integration services (“SI”). In 2001, SI was terminated due to very keen competition and a low profit margin. We then positioned ourselves as a network security services provider and started developing our own products. Major developments of our existing products were completed in 2002 and certificates for these products were obtained from the Police Bureau, Security Bureau, etc in subsequent months.

     The network security market of China is rapidly evolving. We lack experience in managing this new market. We are planning to strengthen the sales and marketing function to minimize this risk, such as, active participation in exhibitions, recruitments of qualified sales team and interview of senior management of customers. However, we cannot assure you that we will finally succeed in meeting customers’ needs in these markets. If we fail to modify our business model or strategy to adapt to these market changes, our business financial condition and results of operations may suffer.

(2) We have continued operating losses and we cannot provide assurance that we can achieve or sustain profitability.

     We have incurred operating losses in the preceding five years as follows:

Operating loss
Year	(in thousands of Rmb)
2000	2,029

2001	13,361

2002	19,910

2003	4,012

2004	10,525

     The rapidly evolving Internet market in which we operate has made it difficult for us to estimate our future performance and profitability. We cannot give any assurances that operating losses will not increase in the future because our revenues, gross margins and operating results may fluctuate significantly due to, among other things:

-	our ability to obtain timely and accurate user sales information;

-	the effectiveness of our distribution channel;

-	product upgrading or updating progress by us or our competitors;

-	the mix of products sold;

-	our competitors’ price changes;

-	our research and development and marketing abilities;

-	our acquisition costs of new technology or businesses;

-	employee wage pressure arising from increased competition for skilled employees and increased governmental staff welfare regulations;

-	extraordinary costs incurred for acquisitions or any reductions in work force, if any; and

-	the number of new projects led by the Chinese government bureaus.

     The above factors make predicting revenues more difficult and may adversely affect our performance and profitability. Although we believe new or additional sales contracts may be entered into in the future, there is no assurance that these contracts can be successfully executed, or even if successfully executed, we may not be able to control our costs effectively. The operating results would be materially adversely affected in case the contracts are not successfully obtained and costs are not effectively controlled.

(3) We may not successfully integrate acquired businesses, products and technologies

     As a component of our business and growth strategy, we intend to acquire companies, products and technologies that we feel will enhance our business model, revenue base, operations and profitability. The acquisitions may result in use of significant amounts of cash, dilutive issuances of common stock, amortization expenses related to certain intangible assets and annual impairment of goodwill on acquisition, each of these could materially adversely affect our results.

     We may also encounter problems in implementing effective controls over acquired businesses, including:

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

     The acquisition implementation process may last longer than one financial reporting period. Any failure in such implementation may have an adverse effect on our business, results of operations and financial condition.

(4) We may face risks in retaining current employees and retaining new employees.

     Many of our employees are located in areas and have skills in fields where there is high worker mobility and work force turnover. The departure of a large number of our employees or a meaningful number of key non-executive employees, or additions of new employees can be disruptive and could materially adversely impact our business, including our ability of new product development, existing products upgrading and products sales and marketing. Competition for these employees is intense and is expected to remain so for the foreseeable future. We have seen upward pressure on wages as a result of this intense competition for employees, which could cause an increase in our operating expenses. We expect to rely, and will continue to rely, on a number of key technical and management employees. If any of our key employees leave, our business, results of operations and financial condition could suffer.

     Our future success is dependent upon the continued services of our key executives and employees. We rely on their expertise in our business operations. We do not have employment contracts with our executive officers and the loss of their services could materially adversely affect our business, financial condition and results of operations.

(5) We are subject to risks of excessive reliance on certain significant customers and risks of non-recurring contracts and cost controls.

     In 2004, our largest two customers accounted for over 79.9% of our total sales, compared to 44.5 % in 2003 sales. Although we believe that we have good relationships with these customers, we cannot assure you that we will continue to maintain good relationships with these customers. A loss of one or both of these customers could have a material adverse effect on our business, results of operation and financial condition.

     Prior to 2004, a substantial portion of our contracts signed by our subsidiary — BBHL were short-term, individual and non-recurring. Our failure in obtaining new contracts could have a material adverse effect on our business, results of operations and financial condition. Even if new contracts are successfully signed, failure in cost and resources estimation and controls could expose us to risks associated with cost overruns and penalties, which could also cause a material adverse effect on our business, results of operations and financial condition. In 2004, we have attempted to improve this situation by seeking longer term contracts with guaranteed sales. We had entered into contract with the Legend Group last year, however, due to internal restructuring in both the management and business lines of the Legend Group, the contract term of the guarantee sales was finally cancelled. We cannot assure you that the contract can be maintained successfully. Any failure in maintaining the contract will materially and adversely affect the Company’s sales. Besides, any additional changes in the contract terms could have material adverse effect on our business, results of operations and financial condition.

(6) We may not be able to keep pace with the rapid technological changes in the market, new competition, and new product developments

     The network security and network management market is highly fragmented and characterized by ongoing technological developments, evolving industry standards and rapid changes in customer requirements. Our success will depend on our ability to:

-	provide a broad range of network security and network management software products;

-	timely develop and introduce new products with technological advances;

-	respond promptly to new customer requirements;

-	comply promptly with evolving industry standards;

-	provide upgrades and updates to users frequently at the lowest costs; and

-	maintain compatibility of our products with popular operating systems and develop products that are compatible with new or otherwise emerging operating systems.

     Our product enhancements or new products may not adequately address the changing needs of the marketplace. New products with new technological capabilities could replace or shorten the life cycle of our products or cause our customers to defer or cancel purchases of our existing products.

     Our product development efforts are impacted by the adoption or evolution of industry standards and currently, no uniform industry standard has been developed in the market for encryption security products. As industry standards are adopted or evolve, we may have to modify existing products or develop and support new versions of existing products. In addition, if an industry standard does not develop, our products and our competitors’ products could be incompatible, which could prevent or delay overall development of the market for a particular product. If our products fail to comply with existing or evolving industry standards in a timely fashion, if any in the future, our business, results of operation and financial condition could be materially and adversely affected.

     Our long-term success depends on our ability to upgrade and update existing product offerings, modify and enhance acquired products and introduce new products, which meet our customers’ needs. Future upgrades and updates may include additional functionality, response to user problems or address compatibility problems with changing operating systems and environments. We believe that our ability to provide these upgrades and updates frequently and at low costs is key to our success. Failure to release upgrades and updates could have a material adverse effect on our business, results of operations and financial condition. In addition, future changes in popular operating systems could cause compatibility problems with our products. Further, delays in the introduction of future versions of operating systems or lack of market acceptance of these future versions would delay or reduce demand for our future products which were designed to operate with these future operating systems. Our failure to introduce in a timely manner new products that are compatible with operating systems and environments preferred by users would materially and adversely affect our business, results of operations and financial condition.

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

(7) We do not intend to pay dividends

     Payment of dividends is within the discretion of our Board of Directors. Our Board of Directors does not intend to declare any dividends in the foreseeable future, but instead intends to retain all future earnings, if any, for use in our business operations.

(8) We are subject to risk of hackers’ attacks

     Following the increase in computer crimes in China, computer hackers may create viruses to sabotage or otherwise attack our products. Although no such event has occurred or been discovered to date, the adverse impact arising from any virus sabotage or attacks cannot be ignored. If sabotage or attacks on our products do happen, our customers’ computer systems could be seriously damaged. Consequently, our business will be adversely impacted as a result of our impaired professional image.

(9) Our joint ventures are subject to termination

     Our joint venture agreement for our 76% held subsidiary, BBHL, provides for an initial term of 50 years. In the event the term of the joint venture agreements is not extended, the joint ventures will be dissolved and liquidated pursuant to the provisions of the applicable law and the applicable joint venture agreement. In addition, joint ventures may be terminated prior to the expiration of the joint venture agreement upon the occurrence of certain events, including without limitation, the inability of the enterprise to conduct its business due to financial losses or a breach of the joint venture agreement by one of the parties.

(10) We may not be able to successfully implement our growth strategies

     We are pursuing a number of growth strategies, which will require us to introduce more technological products through partnerships, joint ventures and acquisitions. Some of these strategies relate to new technological products for which there are no established markets in China, or relate to technological products in which we lack experience and expertise. We cannot assure you that we will be able to deliver new technological products on a commercially viable basis or in a timely manner, or at all. Any failure in implementation of our strategies could materially adversely affect our business, financial condition and results of operations.

(11) We may face difficulties in implementing our acquisition strategy, including identifying suitable opportunities and integrating them with our existing operations.

     As part of our business strategy, we intend to use partnerships and acquisitions to facilitate the introduction of new service offerings as well as to add capabilities that we do not currently have. For example, we may consider acquiring or entering into partnerships with firms that specialize in other security products or unique software where expertise is not easily obtained.

     However, our ability to implement this strategy will depend on the availability of suitable acquisition candidates at an acceptable cost, our ability to compete effectively to attract and reach agreement with acquisition candidates or joint venture partners on commercially reasonable terms, the availability of financing to complete larger acquisitions or joint ventures, as well as our ability to obtain any required governmental approvals. In addition, the benefits of a partnership, acquisition or joint venture transaction may take considerable time to develop, and there is no assurance that any particular partnership, acquisition or joint venture will produce the intended benefits. For example, we may experience difficulties in integrating acquisitions with our existing operations and personnel. The identification and completion of these transactions may require us to expend significant management time and resources. Moreover, the partnership, acquisition and joint venture strategies we pursue could also cause earnings or ownership dilution to our shareholders’ interests, which could result in losses to investors.

(12) We may be subject to intellectual property infringement claims, which may force us to incur substantial legal expenses and, if determined adversely against us, may materially disrupt our business.

     We cannot be certain that our website content and our research tools do not or will not infringe upon patents, valid copyrights or other intellectual property rights held by third parties. We may become subject to legal proceedings and claims from time to time relating to the intellectual property of others in the ordinary course of our business. If we are found to have violated the intellectual property rights of others, we may be enjoined from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives. In addition, we may incur substantial expenses in defending against these third party infringement claims, regardless of their merit. Successful infringement or licensing claims against us may result in substantial monetary liabilities, which may materially and adversely affect our business.

(13) Unauthorized use of our intellectual property by third parties, and the expenses incurred in protecting our intellectual property rights, may adversely affect our business.

     We regard our copyrights, trademarks, trade secrets and other intellectual property as critical to our success. Unauthorized use of the intellectual property used in our business may adversely affect our business and reputation. We rely on trademark and copyright law, trade secret protection and confidentiality agreements with our employees, customers, business partners and others to protect our intellectual property rights. Despite our precautions, it may be possible for third parties to obtain and use our intellectual property without authorization. The validity, enforceability and scope of protection of intellectual property in technological industries are uncertain and still evolving. In particular, the laws and enforcement procedures in China do not protect intellectual property rights to the same extent as do the laws and enforcement procedures in the United States. Moreover, litigation may be necessary in the future to enforce our intellectual property rights. Future litigation could result in substantial costs and diversion of our resources, and could disrupt our business, as well as have a material adverse effect on our financial condition and results of operations.

(14) Because there is limited business insurance coverage in China, any business disruption or litigation we experience might result in our incurring substantial costs and the diversion of resources.

     The insurance industry in China is still at an early stage of development. Insurance companies in China offer limited business insurance products and do not, to our knowledge, offer business liability insurance. While business disruption insurance is available to a limited extent in China, we have determined that the risks of disruption, cost of such insurance and the difficulties associated with acquiring such insurance make having such insurance impractical for us. As a result, except for directors and officers insurance, employees’ compensation insurance and fire insurance we do not have any other business liability, disruption or litigation insurance coverage for our operations in China. Any business disruption or litigation might result in our incurring substantial costs and the diversion of resources

(15) We are subject to risks of acquisition of new business, products and technologies

     Our industry has experienced, and is expected to continue to experience, a significant amount of consolidation. It is one of our growth strategies to acquire or make investments in complementary companies, products and technologies in future.

     Our acquisitions and strategic investments involve a number of risks and we may not realize the expected benefits of these transactions. We may lose all or a portion of our investment, particularly in the case of our strategic minority investments, if any. Our available cash and securities may be used to buy or invest in companies or products, which could result in significant acquisition-related charges to earnings and dilution to our shareholders. Moreover, we may have to incur or assume the acquiree’s liabilities, including liabilities that are unknown at the time of acquisition, which may result in a material adverse effect on us.

     Besides, in case the acquiree does not perform as anticipated, we would be required to incur a significant impairment of goodwill. Any impairment of goodwill may adversely and materially affect our results of operations and financial conditions.

(16) We are subject to risk of need for additional financing

     We are currently intending to strengthen our marketing effort. Besides, our growth strategy involves continuous acquisitions of new businesses. There may result in a shortage of cash in the future which will cause us to seek additional financing sooner than anticipated. We cannot assure you that such financing would be available on terms satisfactory to us, if at all. If we need to pay higher than anticipated costs for additional financing, our results of operations or financial conditions may be materially and adversely affected. Besides, upon new shares issued for financing or acquisition purposes, interests of existing shareholders will also be diluted.

(b) Risks Associated with China

     A substantial majority of our assets are located in China and a substantial majority of our revenue is derived from our operations in China. Accordingly, our business, financial condition, results of operations and prospects are subject, to a significant extent, to economic, political and legal developments in China.

(1) The PRC’s economic, political and social conditions, as well as government policies, could affect the financial markets in China and our business.

     The PRC economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past twenty years, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall PRC economy, but may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us.

     The PRC economy has been transitioning from a planned economy to a more market-oriented economy. Although the PRC government has implemented measures since the late 1970s emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the PRC government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Most recently, the PRC government implemented a number of measures, such as raising bank reserves against deposit rates to place additional limitations on the ability of commercial banks to make loans, in order to slow down certain segments of the Chinese economy which it believed to be overheating. These actions, as well as future actions and policies of the PRC government, could materially affect the financial markets in China and indirectly affect our business and operations.

(2) The PRC legal system embodies uncertainties which could limit the legal protections available.

     The PRC legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past 25 years has significantly enhanced the protections afforded to various forms of foreign investment in China. However, the laws, regulations and legal requirements are constantly changing, and their interpretation and enforcement involve uncertainties. These uncertainties could limit the legal protections available to us and other foreign investors, including you. In addition, we cannot predict the effect of future developments in the PRC legal system, particularly with regard to the Internet, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws.

(3) Our business is facing a highly competitive market in China.

     We are subject to various risks, uncertainties, expenses, delays, problems and difficulties frequently encountered in the establishment of a software and technology business on the Internet in China which is generally characterized by intense competition.

     Our potential competitors may come from:

-	competitors who have greater financial and marketing resources and greater name recognition;

-	competitors who have similar technical specifications in their products;

-	large global competitors who have entered China, especially after China’s entry into the World Trade Organisation (the “WTO”).

     The Internet market in China is subject to continuing changes and new competitors may better position themselves to compete in the market as it matures. China’s entry into WTO may intensify the competition. If we fail to maintain our competitive position in the market, our results may be materially adversely affected.

(4) Our business may be adversely affected by Chinese government regulation of Internet companies.

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

     Besides, the interpretation and application of existing Chinese laws and regulations, the stated positions of the Ministry of Information Industry and the possible new laws or regulations have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, Chinese Internet businesses. Accordingly, it is possible that the relevant Chinese authorities could, at any time, assert that any portion or all of our existing or future ownership structure and businesses violate Chinese laws and regulations. It is also possible that the new laws or regulations governing the Chinese Internet sector that may be adopted in the future will prohibit or restrict foreign investment in, or other aspects of, any of our current or proposed businesses and operations.

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

(5) We are subject to other risks relating to operating a business in China

     We may face foreign competition with China’s entry into the WTO. China formally became a member of the WTO in 2002. China is required to reduce tariffs and to eliminate other trade restrictions, which may lead to increased foreign investment and foreign competition in China’s markets from international companies and the impact of which on China’s economy and our business would remain uncertain. The foreign competitors are usually characterized by better research and development and financial backup who can bear a longer period of net operating loss and have larger scaled marketing campaign. Even with locally developed products occupying the majority of the existing market share, we cannot assure you that this strength will be maintained, particularly when foreign competitors form joint ventures with certain local competitors. Any success in increasing market share by foreign competitors will materially and adversely affect our business, results of operations and financial condition.

     We may experience foreign currency losses due to fluctuations in exchange rates. The Chinese government controls the conversion of the Chinese currency, the Renminbi. We must rely on the Chinese government’s foreign currency conversion policies, which may change at any time, in regard to our currency exchange needs. In 2004, 40.8% of our total revenue was received in Renminbi, which is not freely convertible into other foreign currencies. In China, the government has control over Renminbi reserves through, among other things, direct regulation of the conversion of Renminbi into other foreign currencies and restrictions on foreign imports. Although foreign currencies which are required for “current account” transactions, such as the payment of dividends to shareholders to foreign invested enterprises such as ourselves, can be bought freely at authorized Chinese banks, the proper procedural requirements prescribed by Chinese law must be met. At the same time, Chinese companies are also required to sell their foreign exchange earnings to authorized Chinese banks and the purchase of foreign currencies for capital account transactions still requires prior approval of the Chinese government. This type of heavy regulation by the Chinese government of foreign currency exchange restricts certain of our business operations and a change in any of these government policies, or any other, could further negatively impact our operations.

     In addition, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. For example, due to the recent devaluation of the U.S. dollar against other reserve currencies, as well as pressure from a number of other governments (including the United States), the PRC government has indicated that it may adjust the current rate at which Renminbi-U.S. dollar exchanges are fixed, as well as re-evaluate its decades-old policy of using a fixed-rate regime to govern foreign currency transactions, although the PRC government has not committed itself to take any such action currently. Fluctuations in the exchange rate will also affect the relative value of any dividend we issue which will be exchanged into U.S. dollars and earnings from and the value of any U.S. dollar denominated investments we make in the future.

     Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to successfully hedge our exposure at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

     Because a significant portion of our revenue and cash operations are denominated in Renminbi, fluctuations in exchange rates between U.S. dollars and Renminbi will affect our balance sheet and earnings per share in U.S. dollars.

     We may be adversely affected by the Chinese government’s austerity measures to reduce inflation in China. In recent years, China has not experienced significant inflation, and thus inflation has not had a significant effect on our business historically. According to the National Bureau of Statistics of China, the change in the Consumer Price Index in China was 0.7%, (0.8)%, 1.2% and 3.9% in 2001, 2002, 2003 and 2004, respectively. However, following a 2.8% average change in the Consumer Price Index in China in the first quarter of 2004 and a 3.8% change in the month of April 2004, the Chinese government announced measures to restrict lending and investment in China in order to reduce inflationary pressures in China’s economy. The decrease in cash available from bank borrowings of our potential customers may cause them to withhold the proposed tenders and affect their settlements to us, which could materially and adversely affect our business development, results of operations and financial condition. The Chinese government may introduce further measures intended to reduce the inflation rate in China. Any such measures adopted by the Chinese government may not be successful in reducing or slowing the increase in China’s inflation rate. Sustained or increased inflation in China may have an adverse impact on China’s economy. The deteriorated economy will impact our development and our operations may not adhere to our preset business strategies.

     The recurrence of Severe Acute Respiratory Syndrome (“SARS’) in China, or similar adverse public health developments, may materially and adversely affect our business and operating results. From December 2002 to June 2003, China and certain other countries experienced an outbreak of a new and highly contagious form of atypical pneumonia now known as severe acute respiratory syndrome, or SARS. On July 5, 2003, the World Health Organization declared that the SARS outbreak had been contained. Since September 2003, however, a number of isolated new cases of SARS have been reported, most recently in central China in April 2004. During May and June of 2003, many businesses in China were closed by the PRC government to prevent transmission of SARS. Any recurrence of the SARS outbreak, or a development of a similar health hazard in China, may adversely affect our business and operating results. For instance, a recurrence of SARS or any other epidemic may reduce the level of economic activity in affected areas and negatively impact China’s economy. In addition, health or other government regulations may require temporary closure of our offices, content providers or sponsors, which will severely disrupt our business operations and have a material adverse effect on our financial condition and results of operations.

(c) Risks Associated with Investing in our common stock

     Stock prices of technological-related companies, particularly companies with business operations primarily in China, have fluctuated widely in recent years, which could result in substantial losses to investors.

(1) Our stock price has been and may continue to be volatile.

     Our stock price was volatile and ranged from a per-share high of US$8.8 to low of US$0.37 during the period from January 1, 2004 to May 27, 2005. On May 27, 2005, the per share closing price for our common stock was US$3.95. Many factors affect our stock price which we cannot control. Our ability to meet the expectations of investors with respect to our operating and financial results may contribute to current and future stock price volatility.

     Our stock price may be adversely affected by the performance and fluctuation of the stock prices of other technology companies with business operations mainly in China that have listed their securities in the U.S.

     Recently, a number of PRC companies have listed their securities, or are in the process of preparing to list their securities, on U.S. stock markets. Some of these companies have experienced significant volatility, including significant price declines in connection with their initial public offerings. The trading performances of these Chinese companies’ securities at the time of or after their offerings may affect the overall investor sentiment towards PRC companies listed in the U.S. and consequently may impact the trading performance of our company. These various market and industry factors may significantly affect the market price of our company, regardless of our actual operating performance.

     The price and trading volume for our common stock may be highly volatile for business specific reasons. Factors such as variations in our revenue, earnings and cash flow, announcements of new investments, cooperation arrangements or acquisitions, and fluctuations in market prices for our services and technological products could cause the market price for our common stock to change substantially. Any of these factors may result in large and sudden changes in the volume and price at which our common stock shall trade. There is no assurance that these factors will not occur in the future.

(2) The sale or availability for sale of substantial amounts of our common stock could adversely affect their market price.

     Sales of substantial amounts of our common stock in the public market in future, or the perception that these sales could occur, could adversely affect the market price of our common stock and could materially impair our future ability to raise capital through offerings of our common stock.

(3) Rights of Shareholders under British Virgin Islands Law May Be Less Than Those of Shareholders in U.S. Jurisdictions

     Our corporate affairs are governed by our Memorandum and Articles of Association and by the International Business Companies Act of the British Virgin Islands. Principles of law relating to such matters as the validity of corporate procedures, the fiduciary duties of our management, directors and controlling shareholders and the rights of our shareholders differ from those that would apply if we were incorporated in a jurisdiction within the United States. Further, the rights of shareholders under British Virgin Islands law are not as clearly established as the rights of shareholders under legislation or judicial precedent in existence in most United States jurisdictions. Thus, our public shareholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling shareholders than they might have as shareholders of a corporation incorporated in the United States jurisdiction.

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

     Our company was incorporated as an International Business Company under the laws of the British Virgin Islands in September 1995. We previously owned, through our wholly owned subsidiaries, Jing Tai Industrial Investment Company Limited which was subsequently renamed to BHL Networks Technology Company Limited (“BHLHK”), and Jolly Mind Company Limited (“Jolly Mind”), both Hong Kong companies, 95% equity interests in each of Linyi Baoquan Bathtub Company Limited (“Baoquan”) and Linyi Xinhua Building Ceramics Company Limited (“Xinhua”, and together with Baoquan, the “Disposed Operations”). The Disposed Operations are Sino-foreign equity joint ventures incorporated under the laws of China. A wholly owned subsidiary of BHLHK, Beijing Taigong Sanitary Wares Company Limited (“Taigong”), was also incorporated in Beijing in 1997 under the laws of China as our administrative and sales support office of our Disposed Operations.

     Pursuant to certain sales and purchases agreements entered into among BHLHK, Shandong Linyi Industrial Enamel Joint Stock Company (“Linyi Industrial”), Jolly Mind and Shandong Luozhang Group Company (“Shandong Luozhang”), on July 2, 1999, BHLHK sold its 60% interests in each of the Disposed Operations to Shandong Luozhang for cash consideration of Rmb28 million. Pursuant to a Share Purchase Agreement dated July 2, 1999 entered into between our company and Linyi Industrial, we sold all of our interest in Jolly Mind, which owned a 35% interest in each of the Disposed Operations, to Linyi Industrial in consideration of 1,952,291 shares (the “Consideration Shares”) of Common Stock of the Company. Taigong was voluntarily dissolved in March, 2000.

     On June 30, 2000, Jingle Technology Co., Ltd., our wholly owned subsidiary incorporated in the British Virgin Islands, entered into an agreement with China Internet Technology Co., Ltd. (“China Internet”) and Great Legend Internet Technology and Service Co., Ltd. (“Great Legend”) to acquire the entire outstanding shares of BHL Networks Technology Co. Ltd. (“BHLNet”), a company incorporated under the laws of the Cayman Islands, which owns a 76% interest in Beijing BHL Networks Technology Co. Ltd. (“BBHL”), a company incorporated under the laws of China. BHLNet and BBHL are hereinafter referred to collectively as the “IT Operations”.

     The following diagram illustrates our corporate and share ownership structure as at June 24, 2005:

     Our registered office is located at P.O. Box 71, Craigmuir Chambers, Road Town, Tortola, BVI. Only corporate administrative matters are conducted at this office, through our registered agent, HWR Services Limited. Our principal executive office is located at Room 2413-18, Shui On Centre, 8 Harbour Road, Wanchai, Hong Kong.

B. Business overview.

     Market Overview

     China’s network security market has grown during the last three years. According to statistics of the CCW Research released in March 2005, the total sales for 2004 amounted to Rmb 2,870 million, which was increased by Rmb 681 million, or 31.1%, from Rmb 2189 million of 2003. Due to increased awareness of network safety concerns by users, we expect the growth rate of the network security market will remain steady and may grow fast in the foreseeable future. CCW Research forecasted that the sales for network security market will reach Rmb 3,830 million in 2005, a growth rate of approximately 33.4% over 2004. They also forecasted the compound growth rate will be as high as 31.3% from 2003 to 2008.

     Anti-virus software accounted for over 25% of the Chinese network security market’s total sales of 2004, amounting to Rmb770 million. Experts forecasted the growth rate for this category will increase by 37.7% for the year 2005;

     Firewall software comprised 46% of the Chinese network security market’s total sales of 2004, amounting to Rmb 1330 million. The Hackers’ detection and protection market will increase by 40% for the year 2005.

     Anti-virus and firewall products have a more mature market in the Chinese network security industry with very large domestic demand, but they also face keen competition due to easier entry into the market. We believe that the hackers’ detection and protection market, on the other hand, has higher entry barriers due to more complicated technology required for such products, but its future growth remains uncertain, although we believe the demand is growing as a result of increasing awareness towards network security by the government bureaus and large enterprises in recent years.

Also according to the CCW Research, by customers, the China network security market can be broken down as follows:-

1.	Financial enterprises: sales to financial enterprises in 2004 amounted to Rmb600 million, representing 20.9% of the market’s total sales;

2.	Government bureaus: sales in 2004 to government bureaus amounted to Rmb591 million, representing 20.6% of market share;

3.	Telecommunication enterprises: sales in 2004 to telecommunication enterprises amounted to Rmb479 million, representing 16.7% of market share;

4.	Resources enterprises: sales in 2004 to resources enterprises amounted to Rmb215 million, representing 7.5% of market share;

5.	Traffic enterprises and public utilities: sales in 2004 to traffic enterprises and public utilities amounted to Rmb207 million, representing 7.2% of market share;

6.	Education institutions: sales in 2004 to these institutions amounted to Rmb178 million, representing 6.2% of market share;

7.	Manufacturing enterprises: sales in 2004 to manufacturing enterprises amounted to Rmb195 million, representing 6.8% of the market’s total sales;

8.	Logistic enterprises: sales in 2004 to logistic enterprises amounted to Rmb146 million, representing 5.1% of market share; and

9.	Others: sales to other users in 2004 amounted to Rmb258 million, representing 9% of market share.

     Financial enterprises and government bureaus account for the largest market share as they are not price sensitive due to their funding in acquiring the security products, others remain price sensitive.

     Company Overview

     The Company was originally engaged in the sanitary wares and ceramic tiles manufacturing business and transitioned to Internet related business in June 2000, with a specific focus on system integration services (“SI”). In 2001, the Company phased out the SI business due to strong competition and low profit margins. As a result, we transformed to a network security service provider after our acquisition of BHLNet in 2002. Our current business focuses on the network security and related software development. Our long-term goal is to maximize the value of our company and thus the shareholders’ value, with an operating strategy focused on technology innovation. We stress innovation, reliability, flexibility and efficiency to ensure a high degree of advancement in technology and commercialization of research results. We believe the existing market preference of local products and services, the governmental regulations and our technological advancement will create good market opportunities for our business.

     Upon the acquisition of BHLNet, we positioned ourselves as a provider of system integration services, network security and network management solutions. With limited investment in research and development at the initial stage, which is caused by our difficulties in recruiting qualified staff and our reliance on a shift of mature technologies from the Institute of Computing Technology (“ICT”). Our products are generally similar to those provided by our competitors. In order to be pioneers in our key markets, we switched our business focus to self-developed security software in 2001 and had established a research and development team formed by experienced research staff recruited from universities and competitors. This change was proved successfully, in particular in the development of the Intranet/Internet Physical Separation Security Solution (the “IPSSS”), a unique product which was generally recognized and certified by the relevant government agencies and had accounted for the majority of the 2002 sales. In 2003, based on the technology backbone of the IPSSS, we further developed the BHL Information Security Gate System (the “Security Gate”). The Security Gate enhanced the safe exchange of information between two networks which were completely physically separated.

     Description of Products and Services

     We focus on network security solutions and related products. They mainly include the Security Gate, IPSSS, Secure Channel and Secure Server. Our major target customers include large enterprises and government bureaus, who are less price sensitive and are financially capable to pay. We have obtained ten certificates as related to our security products from all related government bureaus in the past three years, which represent their recognition of the validity of our products.

     Our most outstanding products in the network security sector include Security Gate and IPSSS. Due to complicated technical requirements, we believe these products face the lowest competition in the market and provide us the highest gross profit margin compared to other products in the market. Security Gate is a newly developed technology. We believe its acceptance by users will expand, particularly by government agencies.

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

     E-business software development. Our e-business software development is operated separately at our Zhuhai branch. Through years of experience, we have accumulated a thorough understanding of these businesses and the specific requirements in port business, on-line banking and on-line brokerage. In March 2005, for reasons of effective management and better control of direct costs, we sold our Zhuhai branch to a third party at a consideration of Rmb 1,300,000. The consideration was fully received, even the sale and purchase agreement was not finally signed. In the meantime, the same business was retained in Beijing.

     Business Strategy

     We intend to achieve our business goals primarily through the following strategies:

     Expanding distribution channel by cooperating with large enterprises

     Since it is costly to establish owned distribution channels, we started to cooperate with enterprises having wide and mature distribution channels in China to enhance easier penetration of our products into more industrial sectors, through OEM (producing under their brand name) production of their products. Through the established distribution networks of these large enterprises, we believe we can penetrate into the market at minimum cost.

     Capitalize on the strengths of Beijing Holdings

     Beijing, the capital of China, is the base of large local and overseas enterprises and government agencies. Beijing Holdings, the controlling shareholder of the Company, is the sole window company of the Beijing Municipal Government established in Hong Kong. Since its incorporation in 1979, Beijing Holdings and its management, all of whom were ex-government senior officials, had established strong and long-term relationships with a majority of local enterprises and government agencies. In February 2005, Beijing Holdings, following the resignation of Li Xiao Hong, who was ex-Deputy General Manager of Beijing Holdings, nominated Mr. Zhao Chang Shan, the General Manager of Beijing Holdings, to become the Chairman of the Company.

     We expect that government agencies and universities will remain our major customers in the foreseeable future. We believe our specific relationships with Beijing Holdings, especially the good connection established between the management of Beijing Holdings and the leaders of these potential customers, may contribute positively to our business development.

     Capitalize on the strengths of Institute of Computing Technology (“ICT”)

     ICT is a shareholder of BBHL. ICT, an institution under the Chinese Academy of Sciences (“CAS”), is well recognized in China and globally in terms of its academic reputation and specializes in the research and development of high-performance computer systems. The mission of ICT is “Invigorate China through Science and Education”. The research of ICT is divided into fundamental research, key technology research and application research. These research fields supplement each other and work cooperatively to develop key technologies for the national economy and the people’s livelihood and to transform research results into high technology products to meet market needs. The management of ICT highly values the cooperation with Beijing Holdings and the Company.

     We believe the support from ICT will serve as one of the technology platforms of our company. We believe that we can launch new products faster than some of our competitors and save research and development costs, which could result in higher margins.

     Strengthen the management team

     We plan to invite capable candidates to join our management team, and we have in the last year appointed new directors and officers. We currently have as advisers financial, operational, investment and public relation experts, and will in the foreseeable future, focus on the recruitment of investor relations, marketing and research and development experts. We believe a strong management team can significantly contribute to the strategic planning and its implementation to our company.

     Acquiring companies with good potential

     Following the appointment of our new Chief Investment Officer in May 2005, we will again recognize that merger and acquisitions will become one of our growth strategies. We will identify potential targets to penetrate into different industries and increase in sales

     Improving investor relations

     We plan to improve our relations with investors. We plan to launch a website and recurit experts in the United States to closely follow communications with investors. We believe that our increased transparency will attract more attention from existing and potential investors.

C. Organizational structure.

     We conduct substantially all of our business through our 76% held subsidiary in China, BBHL.

     The following table set forth the details of our subsidiaries as at the date of this Annual Report:

	Country of	Ownerships
Name	Incorporation	Interests	Direct Parent
BHL Networks Technology Co Ltd (“BHLHK”)	Hong Kong	100%	Tramford International Limited

Jingle Technology Co Ltd (“Jingle”)	BVI	100%	Tramford International Limited

BHL Networks Technology Co Ltd (“BHLNet”)	Cayman Islands	100%	Jingle

Beijing BHL Networks Technology Co Ltd (“BBHL”)	China	76%	BHLNet

     The following diagram illustrates our corporate and share ownership structure as at the date of this Annual Report:

     BHLHK is the cash management vehicle of the Company. BHLNet and Jingle are investment-holding vehicles. BBHL specializes in network technology. With network security and information security technology and support software as its main business, the company has established its brand image with specialized technology, system products and comprehensive service. The principal technology of the company include: accreditation and encryption, coding, information protection and testing, network security technical standard and related technology as well as products and solutions in the aspect of network information processing.

D. Property, plant and equipment.

     Our principal executive office is situated at Room 2413-18, Shui On Centre, 8 Harbour Road, Wanchai, Hong Kong. It is leased from May 20, 2005 at a monthly rent of Rmb 33,000.

     BBHL leases its office at Room 214-216, Tai Li Min Yuan Office Building, No. 1, Wai Guan Xie Street, Chaoyang District, Beijing, 100011, China (“Tai Li Min Yuan”) at a monthly rent of Rmb 53,000 for a period of two years commencing September 20, 2002. Upon the expiry of the lease agreement on September 20, 2004, BBHL exercised the option granted by the lease agreement to extend the lease for an additional one year at the same terms.. Due to an increase in number of staff, BBHL also leased another office at Room 316 of Tai Li Min Yuan, at a monthly rent of Rmb 11,000, for the period from June 1, 2005 to October 31, 2005.

     Our principal fixed assets are computer equipment. As at December 31, 2004, the total net book value of the computer equipments amounted to approximately Rmb 43,000, which represented 87.8% of our total fixed assets.

     We believe that the physical facilities are adequate to conduct our business in the next 12 months.

E. Corporate governance

     We are committed to ensuring high standards of corporate governance in the interests of shareholders and we devote considerable effort to identifying and formalising best practices.

     The overall management of our business is vested in the Board of Directors, with attention focused on matters affecting our finances and shareholders. These include financial statements, dividend policy, significant changes in accounting policy, the annual operating budget, certain material contracts, major investments, risk management strategy and treasury policies. Through delegation of responsibilities to the President and the Chief Executive Officer, who are also members of the Board, the day-to-day management of our business is closely monitored by the Board.

     The members of the Board of Directors communicate frequently to assess the development of our business. All members of the Board of Directors have full and timely access to relevant information and may take independent professional advice if necessary. During the year, we had established the audit committee and had set up code of business conduct and ethics for directors, as well as the audit committee charter of the Board of Directors. In May 2005, we also established a compensation committee. Mr. Peter Fu, Mr. L C Wan and Mr. Ni Ye Zhong are members of both the Audit Committee and the Compensation Committee. All of them are independent directors of the Company.

     We are committed to ensuring a high standard of business ethics and integrity. Due to the limited number of staff and functional departments in previous years, we exercised closer monitoring control, which is considered more effective and efficient in ensuring the control procedures, instead of implementing a formal code of conduct. However, along with our growth and expansion, we are preparing a formal code of conduct for all staff. We will carry out extensive training to ensure that all staff levels understand the content of the code and the philosophy behind an ethical working culture.

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

     All financial data referred to in the following management’s discussion has been prepared in accordance with U.S. GAAP. Results of operations for the years ended December 31, 2002, 2003 and 2004 refer to our audited consolidated results. U.S. GAAP requires that we adopt the accounting policies and make estimates that management believe are most appropriate in the circumstances for the purposes of giving a true and fair view of our results and financial condition. Our principal accounting policies are set forth in Note 2 to our consolidated financial statements. However, different policies, estimates and assumptions in critical areas could lead to materially different results. Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties and potentially result in materially different results under different assumptions and conditions. We believe the following critical accounting policies may affect our judgments and estimates used in the preparation of this consolidated financial statements: -

     Revenue recognition. Our revenue includes product sales and the rendering of services.

Revenue is generally recognized when all of the following criteria are met (i) persuasive evidence of an arrangement exists; (ii) delivery has occurred or services have been rendered; (iii) the sellers’ price to the buyer is fixed or determinable, and (iv) collectibility is reasonably assured. Revenue of product sales includes invoiced value of goods supplied to our customers after deducting any discount given. It is recognized upon delivery to customers and when title has passed. Revenue from rendering of services includes fees charged for the provision of information technology and network security consultancy services, which are recognized upon the completion of the underlying services and when collectibility to the fees is reasonably assured.

     Impairment Review of Goodwill. Prior to January 1, 2002, we periodically evaluated the carrying value of our long-lived assets, including property, plant and equipment, goodwill and intangible assets, for impairment. The carrying value of a long-lived asset is considered impaired by us when the anticipated undiscounted cash flow from such asset is separately identifiable and less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved or based on independent appraisals. Effective January 1, 2002. we do not amortize goodwill. Instead, we perform tests for impairment of goodwill annually or when events or circumstances indicate it might be impaired. Our existing annual impairment test for goodwill is carried out in two steps:

1.	To identify potential impairment by comparing the fair value of the reporting unit with its carrying amount, including goodwill. The fair value is determined by the forecasted discounted net cash inflows of the reporting unit for a period of five years, which we believe is a reasonable period of product life cycle for IT industry. If the carrying amount of the our reporting unit exceeds its fair value as calculated above, goodwill of the reporting unit is considered impaired;

2.	To quantify the amount of the impairment loss by comparing the carrying amount of goodwill to its implied fair value. An impairment loss is recorded to the extent the carrying amount of goodwill exceeds its implied fair value.

     Our goodwill must be tested for impairment at least annually, or more frequently if warranted.

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

     Recent accounting pronouncements. In November 2004, the Financial Accounting Standards Board, or the FASB, issued FASB Statement No. 151,”Inventory Costs – an amendment of ARB No. 43” (“SFAS No. 151”), which is the result of its efforts to converge U.S. accounting standards for inventories with International Accounting Standards. SFAS No. 151 requires idle facility expenses, freight , handling costs, and wasted material (spoilage) costs to be recognized as current-period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We are currently assessing the impact of this statement on our results of operations, financial position and cash flows upon adoption and has not yet completed that assessment.

     In December 2004, the FASB issued a revised SFAS No. 123 (revised 2004),(“SFAS No.

123R”) “Share-Based Payment”. SFAS No. 123R replaces SFAS No. 123, “Accounting for Stock-Based Compensation”, supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees” (“Opinion 25”) and amends SFAS No. 95 “Statement of Cash Flows”. SFAS No. 123R requires all share-based awards to employees, including grants of employee stock options, to be recognized in the financial statements based on their grant-date fair values. Excess tax benefits are to be recognized as an addition to paid-in capital and reflected as financing cash inflows in the statement of cash flows. SFAS No. 123R also eliminates the use of the intrinsic value method of accounting, as discussed in Opinion 25 and was provided in Statement 123 as an alternative to valuation. Under Opinion 25, issuing stock options to employees generally resulted in recognition of no compensation cost. Under SFAS No. 123R, we are required to recognize the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of those awards, with limited exceptions. The original effective date was interim or annual reporting periods beginning after June 15, 2005, but subsequently the SEC has converted this to be only applicable to annual periods beginning after this date. We do not expect the adoption of SFAS No. 123R to have a material impact on its financial position or results of operations.

     In December 2004, the FASB issued SFAS No. 153, “Exchange of Nonmonetary Assets, an amendment of APB Opinion No. 29” (“SFAS 153’) effective for nonmonetary asset exchanges occurring in the fiscal year beginning January 1, 2006. SFAS 153 requires that exchanges of productive assets be accounted for at fair value unless fair value cannot be reasonably determined or the transaction lacks commercial substance. We are currently assessing the impact of this statement on our results of operations, financial position and cash flows upon adoption and has not yet completed that assessment.

     In March 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” (SFAS 154”), which was a replacement of APB Opinion No. 20 and FAS No. 3 effective for accounting changes made in fiscal years beginning after December 15, 2005. SFAS 154 requires restrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. It also requires that retrospective application of a change in accounting principle be limited to the direct effects of the change. SFAS also requires that a change in depreciation, amortization, or depletion method for long-lived, nonfinancial assets be accounted for as a change in accounting estimate effected by a change in accounting principle. We are currently assessing the impact of this statement on our results of operations, financial position and cash flows upon adoption and has not yet completed that assessment.

A. Results of Operations

     The following table presents selected statement of operations data and such data expressed as a percentage of net sales for the years ended December 31, 2002, 2003 and 2004.

	(Amounts in thousands, Rmb)
	2002		2003		2004
		Percentage of		Percentage of		Percentage of
	Amount	Net Revenue	Amount	Net Revenue	Amount	Net Revenue
Net sales	8,283	100%	11,742	100%	6,669	100%

Cost of sales	4,825	58.3%	6,625	56.4%	4,149	62.2%

Gross profit	3,458	41.7%	5,117	43.6%	2,520	37.8%

Selling, general and administrative expenses	11,977	144.6%	9,129	77.7%	8,297	124.4%

Impairment of goodwill	7,249	87.5%	—	—	4,748	71.1%

Bad debts expense	4,142	50.0%	—	—	—	—

Operating loss	(19,910)		(4,012)		(10,525)

Non-operating income	2,456		2,429		410

Non-operating expenses	(141)		—		—

Net loss before minority interests	(17,595)		(1,832)		(10,115)

Net loss for the year	(15,446)		(942)		(10,115)

Year ended December 31, 2004 compared to year ended December 31, 2003.

     Net sales. Net sales decreased by Rmb 5.1 million, or 43.2%, from Rmb 11.7 million of the year ended December 31, 2003 (the “2003 Period”) to Rmb 6.7 million of the year ended December 31, 2004 (the “2004 Period”). Analysed by activities, net products sales amounted to Rmb 2.7 million in the 2004 Period, which was decreased by Rmb 5.7 million, or 67.6%, from Rmb 8.4 million of the 2003 Period. The decrease was mainly attributable to the restructuring exercise undertaken by the Legend Group, the largest customer of product sales, during the year, which led to cessation of revenue from it in the second and third quarters of the 2004 Period. Sales of services for the 2004 Period amounted to Rmb 3.9 million, which increased by 0.6 million, or 18.3%, from Rmb 3.3 million of the 2003 Period. The increase was due primarily to increase in number of professional technicians requested by customers.

     Cost of sales. Cost of products sales primarily represented the direct material costs of our self-developed products sold to customers. Cost of services rendering represented the direct costs such as staff costs, rental expenses, depreciation of equipments and other related charges. Cost of sales of product sales decreased by Rmb 3.0 million, or 68.5%, from Rmb 4.4 million of the 2003 Period to Rmb 1.4 million of the 2004 Period. Cost of sales of services rendering increased by Rmb 0.6 million, or 25.0%, from Rmb 2.2 million of the 2003 Period to Rmb 2.8 million of the 2004 Period. The decrease in cost of sales was mainly due to the decrease in net sales. As a percentage of net sales, the increase in cost of sales was mainly due to the increase in sales discount given to customers of our services rendering business, as a term of their promising headcount increase in 2004.

     Gross profit. Gross profit for product sales decreased by Rmb 2.7 million, or 66.7%, from Rmb 4.0 million of the 2003 Period to Rmb 1.3 million of the 2004 Period. As a percentage of sales, gross profit of product sales increased by 1.4%, from 47.4% of the 2003 Period to 48.8% of the 2004 Period. The gross profit remained stable for the 2003 and 2004 Period. Gross profit of services rendering remained at approximately Rmb 1.1 million of the 2003 Period and 2004 Period. As a percentage of sales, gross profit of services decreased by 3.7%, from 33.9% of the 2003 Period to 30.2% of the 2004 Period. The decrease was due primarily to discounts given to our customers as explained above.

     Selling, general and administrative expenses. Selling, general and administrative expenses decreased by Rmb 0.8 million, or 9.1%, from Rmb 9.1 million of the 2003 Period to Rmb 8.3 million of the 2004 Period.

     The decrease in selling and general and administrative expenses was mainly due to the following factors:-

(1)	Salaries and benefits decreased by Rmb 0.2 million, or 5.7%, from Rmb 3.3 million of the 2003 Period to Rmb 3.1 million of the 2004 Period, which was mainly due to reduction in number of technology support staffs and reduction in bonus payment of salesmen as a result of significant drop in net sales of our product sales segment during the year.

(2)	Amortization of intangible assets and software development costs decreased by Rmb 1.1 million, or 100%. No amortization of intangible assets and capitalized software development cost were made for the 2004 Period as it had been fully amortized in the 2003 Period.

(3)	Depreciation charge decreased by Rmb 0.4 million, or 84.2% from Rmb 0.5 million of the 2003 Period to Rmb 0.1 million of the 2004 Period because most of the fixed assets had been fully depreciated in prior year.

(4)	Legal and professional fee increased by Rmb 0.3 million, or 38.1%, from Rmb 0.8 million of the 2003 Period to Rmb 1.1 million of the 2004 Period, which was mainly due to increase in legal services for our proposed registration of the Company’s 2000 stock option plan with the SEC and providing advice in respect of restrictions applicable to exercise of options..

(5)	Insurance expenses increased by Rmb 0.4 million, or 166%, from Rmb 0.3 million of the 2003 Period to Rmb 0.7 million of the 2004 Period. The increase was mainly due to the increased amount of our directors and officers insurance.

     Impairment of goodwill. Our goodwill was attributable to the purchase of BHLNet in 2000, and which was subject to an annual impairment test. The annual impairment test was performed based on a comparison between the fair value, which was determined by the forecasted discounted net cash inflow and our carrying amount of each of the reporting units. Impairment will be recognized if the carrying amount of the reporting unit exceeded its fair value. In the 2004 Period, an assessment for impairment was carried out after the annual forecasting process. In view of the underperformance of the Internet security reporting unit, the earning forecast was revised to a lower level. Based on the revised forecast, the present value of future cashflows of the Internet security reporting unit is lower than the carrying value of goodwill and therefore, a goodwill impairment loss of Rmb 4.3 million was reported. Further, an assessment for impairment was carried out for the information technology consultancy reporting unit and a shortfall of Rmb0.4 million was identified and an impairment loss of this amount was recognized.

     Non-operating income. Non-operating income decreased by Rmb 2.02 million, or 83.12% from Rmb 2.43 million of the 2003 Period to Rmb 0.41 million of the 2004 Period. The decrease was mainly due to the net combined effect of the followings:

(1)	increase of Rmb 0.1 million, or 104.2%, from Rmb 0.1 million of the 2003 Period to Rmb 0.2 million of the 2004 Period, of the bank interest income received.

(2)	decrease of Rmb 1.9 million, or 95%, from Rmb 2 million of the 2003 Period to Rmb 0.1 million of the 2004 Period, of realized gain on available-for-sale securities,

(3)	decrease of Rmb 0.23 million, or 77.3%, from Rmb 0.30 million of the 2003 Period to Rmb 0.07 million of the 2004 Period, of dividend income from marketable securities.

     Net loss. Net loss for the 2004 Period was Rmb 10.1 million, an increase of Rmb 9.2 million, or 973.77%, from Rmb 0.9 million of the 2003 Period.

Year ended December 31, 2003 compared to year ended December 31, 2002.

     Net sales. Net sales increased by Rmb 3.5 million, or 41.8%, from Rmb 8.3 million of the year ended December 31, 2002 (the “2002 Period”) to Rmb 11.7 million of the 2003 Period. Analysed by activities, net products sales amounted to Rmb 8.4 million in the 2003 Period, which increased by Rmb 2.7 million, or 48.6%, from Rmb 5.7 million of the 2002 Period. Sales of services for the 2003 Period amounted to Rmb 3.3 million, which increased by 0.7 million, or 27.1%, from Rmb 2.6 million of the 2002 Period.

     Cost of sales. Cost of sales of product sales increased by Rmb 1.4 million, or 48.1%, from Rmb 3.0 million of the 2002 Period to Rmb 4.4 million of the 2003 Period. Cost of sales of services rendered increased by Rmb 0.4 million, or 19.8%, from Rmb 1.8 million of the 2002 Period to Rmb 2.2 million of the 2003 Period. The cost of sales were increased along with the increase in net sales. As a percentage of sales, the decrease in cost of sales was mainly due to the results of controls we implemented on direct expenses.

     Gross profit. Gross profit for product sales increased by Rmb 1.3 million, or 49.1%, from Rmb 2.7 million of the 2002 Period to Rmb 4.0 million of the 2003 Period. As a percentage of sales, gross profit of product sales increased by 0.2%, from 47.2% of the 2002 Period to 47.4% of the 2003 Period. The gross profit remained stable for the 2002 and 2003 Period. Gross profit of services rendering increased by Rmb 0.3 million, or 44.1%, from Rmb 0.8 million of the 2002 Period to Rmb 1.1 million of the 2003 Period. As a percentage of sales, gross profit of services increased by 4%, from 29.9% of the 2002 Period to 33.9% of the 2003 Period. The increase was due primarily to the results of controls we implemented on direct expenses such as space rental and utilities expenses and communication costs.

     Selling, general and administrative expenses. Selling, general and administrative expenses decreased by Rmb 2.8 million, or 23.8%, from Rmb 11.9 million of the 2002 Period to Rmb 9.1 million of the 2003 Period.

     The decrease in general and administrative expenses was attributable to the following factors:

(1)	Salaries and benefits decreased by Rmb 0.4 million, or 10.3%, from Rmb 3.7 million of the 2002 Period to Rmb 3.3 million of the 2003 Period, which was mainly due to reduction in number of salesmen and reduction in bonus payment in BBHL during the year.

(2)	Rental charges decreased by Rmb 0.4 million, or 43.0%, from Rmb 1.0 million of the 2002 Period to Rmb 0.6 million of the 2003 Period, due to our movement to our new office in September 2002 bearing a lower rent.

(3)	Traveling and entertainment expenses decreased by Rmb 0.1 million, or 20.5%, from Rmb 0.7 million of the 2002 Period to Rmb 0.6 million of the 2003 Period due to closer control on entertainment costs.

(4)	Professional fee decreased by Rmb 0.4 million, or 19.7%, from Rmb 1.9 million of the 2002 Period to Rmb 1.5 million of the 2003 Period, which was mainly due to decrease in insurance expenses of the 2003 Period.

(5)	Amortization of intangible assets decreased by Rmb 0.3 million, or 25.0%, from Rmb 1.3 million of the 2002 Period to Rmb 1.0 million of the 2003 Period. The amortization of the 2003 Period represented the entire amortization of the remaining unamortized balance of the intangible assets acquired from the ICT in 2000, compared to annual amortization of Rmb 1.3 million made in the 2002 Period.

(6)	Depreciation charge decreased by Rmb 0.1 million, or 27.0% from Rmb 0.4 million of the 2002 Period to Rmb 0.5 million of the 2003 Period because most fixed assets had been fully depreciated in last year.

(7)	Other general and administrative expenses in aggregate decreased by Rmb 1.1 million, or 39.4%, from Rmb 2.7 million of the 2002 Period to Rmb 1.6 million of the 2003 Period, which was mainly due to:

(a)	Rmb 0.6 million of staff advance was written off in the 2002 Period but Rmb 0.04 million was written back in the 2003 Period.

(b)	Rmb 0.2 million represented loss from disposal of fixed assets in the 2002 Period and no such loss existed in the 2003 Period.

(c)	Rmb 0.3 million was saved from various item of costs due to closer control on expenditures on the 2003 Period.

     Impairment of goodwill. The goodwill of the Company was attributable to the purchase of BHLNet in 2000, and which was subject to an annual impairment test. The annual impairment test was performed based on a comparison between the fair value, which was determined by the forecasted discounted net cash inflow and the carrying amount of each of the reporting unit of us. Impairment will be taken if the carrying amount of the reporting unit exceeded its fair value. In the 2002 Period, an impairment loss of Rmb 7.2 million was identified due to the underperformance of the Internet security reporting unit caused by the economic recession in the region. In the 2003 Period, no impairment loss was considered necessary after an impairment test was performed.

     Non-operating income. Non-operating income decreased by Rmb 0.03 million, or 1.1% from Rmb 2.46 million of the 2002 Period to Rmb 2.43 million of the 2003 Period. The decrease was mainly due to the net combined effect of:

(1)	the increase of Rmb 2.0 million, or 565.3%, from Rmb 0.3 million of the 2002 Period to Rmb 2.3 million of the 2003 Period, of gains on disposals of, and dividend income received from, marketable securities;

(2)	a gain of Rmb 1.7 million arising from adjustment to consideration for acquisition of BHLNet was recognized In the 2002 Period but no similar gain was recognized in the 2003 Period.

(3)	decrease of other non-operating income such as bank interest by Rmb 0.3 million, from Rmb 0.4 million of the 2002 Period to Rmb 0.1 million of the 2003 Period.

     Net loss. Net loss for the 2003 Period was Rmb 0.9 million, a decrease of Rmb 14.5 million, or 93.9%, from Rmb 15.4 million of the 2002 Period.

Taxation

     We were incorporated under the laws of the British Virgin Islands (BVI), and under current BVI law, are not subject to tax on income or capital gains as we did not carry out business in BVI.

     BBHL, pursuant to the applicable PRC income tax laws, is fully exempt from the PRC state income tax for two years, starting from the first profit-making year followed by a 50% reduction over the ensuing three years (“tax holidays”). BBHL incurred loss since its incorporation, and therefore, the tax holidays were not started.

     BHLHK is subject to taxation in Hong Kong. Since no estimated net assessable profit is recognized for the 2004 Period, no tax provision is made for BHLHK. For the 2003 Period, a tax provision of Rmb 249,000 was incurred for net assessable profit estimated for the year.

B. Liquidity and capital resources

     We have neither engaged in any form of off-balance sheet arrangement/ relationships with unconsolidated entities or other persons that are reasonably likely to affect materially liquidity and the availability of or requirements for capital resources, nor any trading activities that include non-exchange traded contracts accounted for at fair value. Except for the operating lease commitment, as fully disclosed in the financial statements, we are not involved in any kind of other commitments, both expressed or contingent, which may cause us to make future payments under contracts.

     Our cash and cash equivalents on hand as of December 31, 2004 was Rmb 5.3 million, which decreased by Rmb 2.1 million, or 29.0%, from Rmb 7.4 million at the beginning of the year.

     The net cash outflow of the operating activities of the 2004 Period was Rmb 3.0 million, which decreased by Rmb 1.8 million, or 36.9%, from an outflow of Rmb 4.8 million of the 2003 Period. The decrease in net cash outflow of the 2004 Period was mainly due to an increase in sales deposits received from customers and settlements of accounts receivable.

     The net cash inflow of the investing activities of the 2004 Period was Rmb 0.9 million, which increased by Rmb 0.6 million, or 171.2%, from a net cash inflow of Rmb 0.3 million of the 2003 Period. The change in net cash inflow of the 2004 Period, was mainly due to our withdrawal of Rmb 1.1 million from funds held by a related company, which was originally held for security investment purposes.

     As of December 31, 2004, after deducting the total liabilities from the cash and cash equivalents (“net cash balance”), we had a cash deficit of Rmb 1.2 million, which decreased by Rmb 0.8 million, or 38.0%, from Rmb 2.0 million of the 2003 Period. We believe that we have enough cash resources, even if our cash balance were further reduced, to sustain our operation for the next twelve months. We have other sources of cash as follows: -

(1)	Cash of Rmb 19.6 million from disposal of available-for-sale and trading securities when necessary; and

(2)	Cash balance of Rmb 10.1 million we had deposited with related companies for securities investment purpose.

     The cash balances retained in available-for-sale and trading securities can be withdrawn or sold without any restriction. All the above sources of cash inflow are under our sole control and are not subject to any pledge, mortgage or encumbrance. We anticipate, based on our internal forecasts and assumptions relating to our operations, that our existing cash and funds retained will be sufficient to meet our working capital requirements for the next twelve months. However, as acquisition is one of our growth strategies, we may need to obtain additional funds through issuance of new equity or debt in acquiring new business. we may have to seek additional financing sooner than currently anticipated. We have no current arrangements with respect to sources of additional financing and there can be no assurance that we would be able to obtain additional financing on terms acceptable to us.

C. Research and development, patents and licenses, etc.

     We acquired, through BBHL, a technological platform for the development of internet security devices from ICT of the CAS at a cash consideration of Rmb 4 million in 2000. This intangible asset had been fully amortized in 2003. Subsequent to that, we did not incurr significant expenses in acquiring techniques but had maintained a research and development team to upgrade the existing products and all costs of which had been recorded as expenses in the statement of operations when occurred.

D. Trend Information

     Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net sales, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Off-balance Sheet Arrangements

We have no outstanding off-balance sheet arrangements, derivative financial instruments, interest rate swap transactions or foreign currency forward contracts. We do not engage in trading activities involving non-exchange traded contracts.

F. Tabular disclosure of contractual obligations.

     We have entered into leasing arrangements relating to the office premise of BBHL that are classified as operating leases. The following sets forth our known contractual obligations as of December 31, 2004 are specified below:

	Office Premises	Total
(in Rmb)
In respect of land and buildings
- within one year	477,000	477,000
- in the second year	—	—
- in the third year	—	—
- in the forth year	—	—
- in the fifth year	—	—

     Contingencies

     On 16 July 2002, an ex-shareholder of one of the Group’s Beijing operating unit filed claims against BBHL in the International Arbitration Commission for Economics in China with respect to the remaining consideration on the Group’s acquisition of the operating unit. The ex-shareholder has requested that the Commission order the group to settle the remaining consideration of Rmb1,800, to pay Rmb50 for delay in completion of contract and Rmb 100 for legal fees incurred in connection with this arbitration. The arbitration has been scheduled to take place in July 2005. The Group has fully provided for the claim.

Item 6. Directors, Senior Management and Employees

A. Directors and senior management.

     Our directors and executive officers and their present positions with our company, as at the date of this Annual Report, are as follows:

Name	Age	Positions with the Company
Zhao Changshan	40	Chairman of the Board
Jeff Qian	42	Chief Executive Officer and Director
Alan Li	38	Co-Chief Executive Officer (Greater China) and Director
Zhang Ju	42	Director
Michael Siu	36	Chief Financial Officer, Secretary and Director
Peter Fu (1)(2)(3)	50	Director
L C Wan (1)(2)(3)	44	Director
Wan Meng (1)	41	Director
Ni Ye Zhong (1)(2)(3)	36	Director
Aaron Zhu	37	Co-Chief Executive Officer (International)
Lu Zhen Wei	34	Chief Investment Officer

(1)	Independent director

(2)	Member of the Audit Committee

(3)	Member of the Compensation Committee

     Information about Directors and Officers

     Set forth below is certain information with respect to each director and officer:

     Mr. Zhao Changshan, aged 40, nominee of Beijing Holdings, was appointed the Chairman of the Board since February 8, 2005. He also was the Vice-Chairman and General Manager of Beijing Holidngs. Mr. Zhao obtained his master degree in business administration in the Guanghua

School of Management of the Beijing University. He was appointed the Vice-Chairman and General Manager of Beijing Holdings in November 2003. Prior thereto, he was a senior officer of the Beijing People’s Municipal Government (“BPMG”).

     Mr. Jeff Qian, aged 42, nominee of Beijing Holdings, was appointed the Director and Chief Executive Officer of the Company since March 29, 2005. Mr. Qian graduated from the Economics and Management of the Beijing Industrial University with a bachelor degree in Economics in 1986. From 1986 to 1993, he worked as an economic analyst in the Statistics Bureau of the Beijing People’s Municipal Government (the “BPMG”). From 1993 to 1996, he worked as an independent auditor in Hong Kong and from 1996 to 1998, he worked as the Project Chief Financial Officer of the TA Orient Telecommunication Co., Ltd. Since 1998, he worked as the Finance Manager of Beijing Holdings, and was promoted to the Chief Financial Officer of BHL in March 2005. Mr. Qian has extensive experience in merger and acquisition, corporate restructuring and financial management.

     Mr. Alan Li, was appointed the Co-Chief Executive Officer (Greater China) and Director of the Company since May 24, 2005. Mr. Li obtained his master degree in Business Administration from Murdoch University, Australia. Mr. Li was also an Executive Director of Sheung Tai Investment Limited since 2003, a company engaged in investment and mergers and acquisitions of hospitals and large pharmaceuticals factories in China. From 2000 to 2002, Mr. Li had been the Executive Director and Vice President of Linchest Technology Ltd. (“Linchest”) and he had led Linchest in achieving the 60% market share of the School Management education software in China. Mr. Li has extensive experience in management, financial planning and investments in China, and particularly, he has deep exposure in overseas listing of Chinese companies. Mr. Li is currently responsible for business development, mergers and acquisition and capital market development of the Company in the Greater China Region.

     Mr. Zhang Ju, aged 42, was appointed a Director of the Company since May 24, 2005. Mr. Zhang obtained his master degree from the Chinese Academy of Social Sciences in Philosophy and a bachelor degree from Tsinghua University in Energy Engineering. He was the Deputy Chairman and General Manager of China Merchants Technology Holdings Co. Ltd. (“CMTH”), a wholly owned subsidiary of the China Merchant Group, one of the largest state-owned enterprises directly under the administration of the China State Council and having its business zones all across Hong Kong and China in real estate, energy, logistics and technology, and the largest ports, highways, and industrial zones investor and operator n China. Mr. Zhang was also the Associate Professor at the Chinese Academy of Medical Sciences and Peking Union Medical College, the Assistant Director of Department of Research in National Committee of Science & Technology and Department of Research in Chinese Ministry of Science & Technology.

     Michael Siu, aged 36, was appointed a Director of the Company on February 8, 2005. He had also served as the Chief Financial Officer and Secretary of the Company since September 1997. He is currently a fellow member of the Association of Chartered Certified Accountants and an associate member of the Hong Kong Institute of Certified Public Accountants. The Board of Directors appreciated his performance during his service with the Company and therefore invited him as a member of the Board of Directors.

     Peter Fu, aged 50, was appointed an Independent Director and a member of the Audit Committee of the Company since April 5, 2005. On May 24, 2005, he was also appointed a member of the Company’s Compensation Committee. Mr. Fu began his career in the finance industry in 1978 after his graduation from Wharton School, University of Pennsylvania. He made his mark as one of top institutional sales in Hong Kong when he worked for HG Asia (currently known as ABN Amro) in the mid-80s. Since then, Mr. Fu had taken up senior sales positions in other investment banks including Citicorp Vickers and Barings Securities in Hong Kong. For the ten years between late 1991 and early 2001, Mr. Fu was one of the senior executives of the Peregrine Group in Hong Kong, which operates currently under the name of BNP Paribas Peregrine. He is currently head of the corporate finance team of the Kim Eng Group focusing on Hong Kong and China business. Heaquartered in Singapore, the Kim Eng Group is one of the largest investment banks in Asia.

     L C Wan, aged 44, was appointed an Independent Director and member and the financial expert of the Audit Committee of the Company since March 24, 2005. On May 24, 2005, he was also appointed a member of the Company’s Compensation Committee. Mr. Wan graduated from the Coventry Polytechnic with a master degree in 1988. He was fellow member of the Chartered Association of Certified Accountants and an associate member of the Hong Kong Institute of Certified Public Accountants. Prior to his service with the Company, he was the General Manager in Finance and Administration of the China Digital satNet Limited and the Project Financial Controller of the C.P. Pokphand Co. Ltd. Mr. Wan had extensive and valuable experience in financial management.

     Wan Meng, aged 41, was appointed an Independent Director of the Company since May 24, 2005. Professor Wan Meng was the Dean of Laws of the Beijing Foreign Studies University, an Arbitrator of the China International Economic and Trade Arbitration Commission and China Maritime Arbitration Commission and a member of The World Jurist Association. Professor Wan also received his doctorate and master of laws degrees from Wuhan University Law School, and he taught as a guest professor at Wuhan University and at Zhonnan University of Economics and Law. He was also a senior research fellow at the London Institute of International Banking and Finance. Professor Wan specializes in economic law and is a former President and Chief Justice of the Wuhan Maritime Court and Chief Judge of the Economic Division of the Hubei High Court.

     Ni Ye Zhong, aged 36, was appointed an Independent Director and a member of the Audit Committee of the Company since April 28, 2005. On May 24, 2005, he was also appointed a member of the Company’s Compensation Committee. Mr. Ni was a partner of the Kingson Law Firm, one of the top law firms in China. He graduated from the Law School of the Beijing University in 1990 and was experienced in legal services for bankruptcy, derivatives and financial instruments. Mr. Ni had been appointed in 1999 as one of the lead attorneys for the liquidation of the Guangdong International Trust & Investment Company, the largest bankruptcy case of financial institution in the Chinese history.

     Aaron Zhu, aged 37, was appointed the Co-Chief Executive Officer (International) of the Company since May 24, 2005. Mr. Zhu obtained his bachelor degree in Economics in 1990 from the Shenzhen University of China and a master degree in Business Administration from Regent University in 1992 in Virginia, U.S.A. From 1992 to 1994, Mr. Zhu worked as an investment analyst for U.S. Media Corporation. In 1994, Mr. Zhu joined Fourth Shift corporation of Minneapolis as a business consultant and financial controller of Asia subsidiary until 1997. From 1997 to 2000, Mr. Zhu worked as Vice President and Controller for Harrington Corporation based in Illinois. From 2000 to 2004, Mr. Zhu was one of the founders and an Executive Director of DiChain Holdings, a Hong Kong based investment holding company. During that period, Mr. Zhu functioned as Executive Director for China Merchants DiChain (Asia), a Hong Kong listed company; Executive Director and Chief Financial Officer of China Technology Global Corporation, an OTCBB listed company and Executive Director and President of China Pharmaceuticals International, another OTCBB listed company. Mr. Zhu has extensive experience in strategic business planning and development of international public listed company. Mr. Zhu is currently responsible for U.S. capital market management and strategic international business planning and development of the Company.

     Lu Zhenwei, aged 34, was appointed the Chief Investment Officer of the Company since May 24, 2005. Mr. Lu obtained his bachelor degree from Shanghai Marine College and a master degree from Zhong Nan Finance, Politics and Law University. He was also the Vice General Manager of CMTH. Since 1993, Mr. Lu had served as an executive of China Merchants Group at its Guangzhou office, an executive of Shenzhen Haihong Chemicals Co., Ltd., The Finance Manager of Hong Kong Haitong Limited, the Finance Manager and Assistant to the General Manager of Shenzhen Zhaoxun Communication Co. Ltd, and Assistant to General Manager of

CMTH and Shenzhen Merchants Technology Investment Holdings Co., Ltd. Mr. Lu is currently responsible for strategic corporate investment and mergers and acquisitions of the Company in the Greater China Region.

     There are no family relationships between the above named officers and directors. We do not have any arrangement with Beijing Holdings and pursuant to which that Mr. Zhao Chang Shan and Mr. Jeff Qian were elected as director of the Company.

     Audit Committee

     Mr. Peter Fu, L C Wan and Ni Ye Zhong were appointed the members of the Audit Committee of our board of directors. According to the Charter of the Audit Committee, the responsibilities of the Audit Committee include the oversight of (1) integrity of our financial statements; (2) our compliance with legal and regulatory requirements; (3) the qualification, appointment, compensation, retention and oversight of our independent auditors, including resolving disagreements between management and the auditors regarding financial reporting; and (4) the performance of our independent auditors and of our internal control function.

     The Audit Committee was given the resources and assistance necessary to discharge its responsibilities, including appropriate funding, as determined by the Committee, the unrestricted access to our personnel and documents and our independent auditors. The Committee shall also have authority, with notice to the Chairman of the board, to engage outside legal, accounting and other advisors as it deems necessary or appropriate.

     The Audit Committee is required to meet at least two times a year and may call special meeting as required. All members of the Audit Committee shall be financially literate, having a basic understanding of financial controls and reporting, and none of them shall receive directly or indirectly any compensation from our company other than his or her directors’ fee and benefits.

B. Compensation.

     We did not pay compensation to both the executive and independent director in the 2004 Period.

     The compensation paid to Michael Siu in the 2004 Period amounted to Rmb 696,000.

     The Company has granted stock options to certain officers and directors as described in Item 6E. There was no new grant of option in the 2004 Period.

     We do not have any employment contracts with our officers or directors.

C. Board practices.

     At the annual meeting of January 20, 2004, Li Xiao Hong, Jiang Xin Hao, Yu Xiang Dong and Zhu Xiao Hui were appointed the directors of the Company. The subsequent changes in directors of the Company up to the date of this Annual Report were as follows:-

Li Xiao Hong	resigned on February 8, 2005
Jiang Xin Hao	resigned on March 29, 2005
Zhu Xiao Hui	resigned on April 28, 2005
Zhao Chang Shan	appointed on February 8, 2005
Michael Siu	appointed on February 8, 2005
Jeff Qian	appointed on March 29, 2005
Zhang Ju	appointed on May 24, 2005
Peter Fu*	appointed on April 6, 2005
L C Wan*	appointed on March 24, 2005

Wan Meng*	appointed on May 24, 2005
Ni Ye Zhong*	appointed on April 28, 2005

*Independent directors

     A total of three (3) meetings of directors were held in 2004

     Our By-laws did not require the establishment of audit committee and compensation committee. Following the requirements of the Sarbanes Oxley Act of 2002, we had established an audit committee comprised of the independent directors in 2004. On May 24, 2005, we had established the Compensation Committee comprising of these independent directors as members. It is stated in the charters that only independent directors are qualified to be appointed as members of these committees.

D. Employees.

     As of December 31, 2004, our total staff consisted of 66 employees, which was mainly because vacancies were not filled after resignation of certain technology support staff since business of the product sales segment underperformed in 2004..

     An analysis of the employees by function is as follows: -

Analysed by function	2004	2003
Corporate administration	9	9

Finance	3	3

Technology	46	50

Sales and services	8	9

	66	71

     We do not have any collective bargaining agreements with our employees. We have never experienced any material labour disruptions and are unaware of any current efforts or plans to organize employees. We believe we have good relationships with our employees.

E. Share ownership.

     None of our executive officers and directors own shares of the company as of June 20, 2005:

     The names and titles of our executive officers and directors to whom we have granted options which are outstanding as of June 20, 2005 and the number of shares of our common stock subject to such options are set forth in the following table:

		Number	Exercise
		of Shares of	Price per	Expiration
Name	Title/Office	common stock (1)	share(US$)	Date
Zhao Changshan	Chairman, President and Director	50,000	1.15	December 28,2009

Jeff Qian	Chief Executive Officer and Director	50,000	1.15	December 28, 2009

Michael Siu	Chief Financial Officer, Secretary and Director	40,000	1.15	December 28, 2009

		140,000

(1)	All options were granted pursuant to a board resolution passed on December 28, 1999 (the “Resolution”) and are fully vested as of December 31, 2004. Pursuant to the Resolution, the persons holding the position of Chairman and Chief Executive Officer were each granted 50,000 options. Unless the options were exercised during their service period with the Company, the remaining unexercised options can be succeeded by the newly appointed persons holding these positions. Mr. Li Xiaohong and Mr. Jiang Xinhao had resigned on February 8, 2005 and March 9, 2005 respectively. They had not exercised any of the above options granted and so Mr. Zhao Changshan and Mr. Jeff Qian, respectively the newly appointed Chairman and Chief Executive Officer, succeeded all granted options of their respective positions.

     Executive Officers and Directors

     Pursuant to a shareholders’ resolution passed on October 10, 1996, the 1996 Stock Option Plan (the “1996 Plan”) was approved. Pursuant to another shareholders’ resolution passed on September 20, 2000 at the 2000 Shareholders’ Meeting, the 2000 Stock Option Plan (the “2000 Plan”) was approved. Details of these plans are as follows:

     1996 Plan

     Types of Grants and Eligibility

     The 1996 Plan is designed to provide an incentive to employees (including directors and officers who are employees) and to consultants who are not our employees, and our present and future subsidiary companies and to offer an additional inducement in obtaining the services of such employees and consultants.

     Shares Subject to the 1996 Plan

     The aggregate number of shares of our common stock, $0.01 par value per share (“Common Stock”) for which options may be granted under the Plan shall not exceed 200,000. Such shares of Common Stock may, in the discretion of our Board of Directors (the “Board of Directors”), consist either in whole or in part of authorized but unissued shares of Common Stock or shares of Common Stock held as treasury shares. Any shares of Common Stock subject to an option which for any reason expires, is cancelled or is terminated unexercised or which ceases for any reason to be exercisable shall again become available for the granting of options under the 1996 Plan. We shall at all times during the term of the 1996 Plan reserve and keep available such number of shares of Common Stock as will be sufficient to satisfy the requirements of it.

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

     The Committee may from time to time, in its sole discretion, consistent with the purposes of the 1996 Plan, grant options to employees (including officers and directors who are our employees, our consultants or any of our subsidiaries. Such options granted shall cover such number of shares of Common Stock as the Committee may determine in its sole discretion.

     Subject to the express provisions of the 1996 Plan, the Committee shall have the authority, in its sole discretion, to determine the employees and the consultants who shall be granted options; the times when options shall be granted; the number of shares of Common Stock to be subject to each option; the term of each option; the date each option shall become exercisable; whether an option shall be exercisable in whole, in part or in installments and, if in installments, the number of shares of Common Stock to be subject to each installment, whether the installments shall be cumulative, the date each installment shall become exercisable and the term of each installment; whether to accelerate the date of exercise of any option or installment; whether shares of Common Stock may be issued upon the exercise of an option as partly paid and, if so, the dates when future installments of the exercise price shall become due and the amounts of such installments; the exercise price of each option; the form of payment of the exercise price; the fair market value of a share of Common Stock; whether to restrict the sale or other disposition of the shares of Common Stock acquired upon the exercise of an option and, if so, whether to waive any such restriction; whether to subject the exercise of all or any portion of an option to the fulfillment of contingencies as specified in the applicable stock option contract, including without limitation, contingencies relating to entering into a covenant not to compete with us, any of subsidiaries or a parent, to financial objectives for us, any of our subsidiaries or a parent, a division of any of the foregoing, a product line or other category, and/or the period of continued employment of the optionee with us, any of our subsidiaries or a parent, and to determine whether such contingencies have been met; the amount, if any, necessary to satisfy our obligation to withhold taxes or other amounts; whether an optionee is disabled; to construe the respective Contracts and the 1996 Plan; with the consent of the optionee, to cancel or modify an option, provided such modified provision would be permitted to be included in an option on the date of modification; to prescribe, amend and rescind rules and regulations relating to the 1996 Plan; and to make all other determinations necessary or advisable for administering the 1996 Plan. Any controversy or claim arising out of or relating to the 1996 Plan, any option granted under the 1996 Plan or any applicable stock option contract shall be determined unilaterally by the Committee in its sole discretion. The determinations of the Committee on the above matters shall be conclusive and binding on the parties. No member or former member of the Committee shall be liable for any action, failure to act or determination made in good faith with respect to the 1996 Plan or any option hereunder.

     Exercise Price

     The exercise price of the shares of Common Stock under each option shall be determined by the Committee in its sole discretion; provided, however, the exercise price of an option shall not be less than the fair market value of the Common Stock subject to such option on the date of grant.

     Term

     The term of each option granted pursuant to the 1996 Plan shall be such term as is established by the Committee, in its sole discretion; provided, however, that the term of each option granted pursuant to the 1996 Plan shall be for a period not exceeding ten years from the date of grant.

     Exercise

     An option (or any part of installment thereof), to the extent then exercisable, shall be exercised by giving written notice to us at our principal office stating which option is being exercised, specifying the number of shares of Common Stock as to which such option is being exercised and accompanied by payment in full of the aggregate exercise price therefore (or the amount due on exercise if the Contract permits installment payments) (a) in cash or by certified check or (b) if the applicable Contract permits, with previously acquired shares of Common Stock having an aggregate fair market value on the date of exercise equal to the aggregate exercise price of all options being exercise, or with any combination of cash, certified check or shares of Common Stock.

     The Committee may, in its sole discretion, permit payment of the exercise price of an option by delivery by the optionee of a properly executed notice, together with a copy of the optionee’s irrevocable instructions to a broker acceptable to the Committee to deliver promptly to us the amount of sale of loan proceeds sufficient to pay such exercise price.

     A person entitled to receive Common Stock upon the exercise of an option shall not have the rights of shareholder with respect to such shares of Common Stock until the date of issuance of a share certificate to him for such shares; provided, however, that until such share certificate is issued, any optionee using previously acquired shares of Common Stock in payment of an option exercise price shall continue to have the rights of a shareholder with respect to such previously acquired shares. In no case may a fraction of a share of Common Stock be purchased or issued under the 1996 Plan.

     Termination of Relationship

     Any optionee whose relationship with us, our subsidiaries and parent as an employee or consultant as terminated for any reason (other than his death or disability) may exercise such option, to the extent exercisable on the date of such termination, at any time within three months after the date of termination, but not thereafter and in no event after the date the option would otherwise have expired; provided, however, that if such relationship is terminated either (a) for cause, or (b) without our consent, such option shall terminate immediately.

     Notwithstanding the foregoing, except as may otherwise be expressly provided in the applicable Contract, options granted under the 1996 Plan shall not be affected by any change in the status of the optionee so long as the optionee continues to be our employee of, or our consultant, any of our subsidiaries or a parent (regardless of having changed from one to the other or having been transferred from one corporation to another).

     Nothing in the 1996 Plan or in any option granted under the 1996 Plan shall confer on any optionee any right to continue in the employ of, or as consultant to us, our parent or any of our subsidiaries, or interfere in any way with any right of ours, our parent or any of our subsidiaries to terminate the optionee’s relationship at any time for any reason whatsoever without liability to us, our parent or any of our subsidiaries.

     Death or Disability

     If an individual optionee dies (a) while he is our employee of, our consultant, any of our subsidiaries or a parent, (b) within three months after the termination of such relationship (unless such termination was for cause or without our consent) or (c) within one year following the termination of such relationship by reason of disability (as determined by the Board of Directors), his option may be exercised, to the extent exercisable on the date of his death, by an executor, administrator or other person who at the time is entitled by law to exercise the rights of a deceased optionees under such option (the “Legal Representative”) at any time within one year after death, but not thereafter and in no event after the date the option would otherwise have expired.

     Any optionee whose relationship has terminated by reason of disability (as determined by the Board of Directors) may exercise his option, to the extent exercisable upon the effective date of such termination, at any time within one year after such date, but not thereafter and in no event after the date the option would otherwise have expired.

     Adjustment upon changes in Common Stock

     Notwithstanding any other provision of the 1996 Plan, in the event of a stock dividend, split-up, combination, reclassification, recapitalization, spin-off, merger in which we are the surviving corporation, or exchange of shares or the like which results in a change in the number or kind of those shares of Common Stock which are outstanding immediately prior to such event, the aggregate number and kind of shares subject to the 1996 Plan, the aggregate number and kind of shares subject to each outstanding option and the exercise price thereof, whose determination shall be conclusive and binding on all parties. Such adjustment may provide for the elimination of fractional shares which might otherwise be subject to options without payment thereto.

     In the event of (a) the liquidation or dissolution of our company, or (b) a merger in which we are not the surviving corporation or a consolidation, any outstanding options shall terminate upon the earliest of any such event, unless other provision is made therefore in the transaction.

     Amendments and Termination of the 1996 Plan

     No option may be granted under the 1996 Plan after October 2006. The Board of Directors, without further approval of our shareholders, may at any time suspend or terminate the 1996 Plan, in whole or in part, or amend it form time to time in such respects as it may deem advisable, including, without limitation, to comply with, conform to or adopt any change in application law, regulations, rulings or interpretations of administrative agencies; provided, however, that no amendment shall be effective without the requisite prior or subsequent shareholder approval that would (a) increase the maximum number of shares of Common Stock for which options may be granted under the 1996 Plan, (b) materially increase the benefits accruing to participants under the 1996 Plan or (c) change the eligibility requirements to receive options hereunder. No termination, suspension or amendment of the 1996 Plan shall, without the consent of the holder of an existing and outstanding option affected thereby, adversely affect his rights under such option. The power of the Committee to construe and administer any options granted under the 1996 Plan prior to the termination or suspension of the 1996 Plan nevertheless shall continue after such termination or during such suspension.

     Non-Transferability of Options

     No option granted under the 1996 Plan shall be transferable otherwise than by will or the laws of descent and distribution, and options may be exercised, during the lifetime of the optionee, only by the optionee or his Legal Representatives. Except to the extent provided above, options may not be assigned, transferred, pledged, hypothecated or disposed of in any way (whether by operation of law or otherwise) and shall not be subject to execution, attachment or similar process, and any such attempted assignment, transfer, pledge, hypothecation or disposition shall be null and void ab initio of no force or effect.

     No options were granted in the 2000 Period, 2001 Period and 2002 Period in respect of the 1996 Plan.

     2000 Plan

     Types of Grants and Eligibility

     The 2000 Plan is designed to provide an incentive to our key employees (including officers and directors who are key employees) and to consultants and directors who are not our employees or employees of our present and future subsidiaries and to offer an additional inducement in obtaining the services of such individuals.

     Shares Subject to the 2000 Plan

     The aggregate number of shares of Common Stock for which options may be granted under the 2000 Plan may not exceed 400,000; provided, however, that the maximum number of shares of Common Stock with respect to which options may be granted to any individual in any fiscal year may not exceed 100,000. Such shares of Common Stock may consist either in whole or in part of authorized but unissued shares of Common Stock or shares of Common Stock held in our treasury shares. Shares of Common Stock subject to an option which for any reason expires, is cancelled or is terminated unexercised or which ceases for any reason to be exercisable may again become available for the granting of options under the 2000 Plan.

     Administration of the 2000 Plan

     Except in the case of non-employee director options, in which case the Plan is administered by the Board of Directors, the 2000 Plan is administered by a committee consisting of not less than two directors (the “2000 Plan Committee”), each of whom shall be a “non-employee director” within the meaning of rules and regulations promulgated by the Securities and Exchange Commission.

     Subject to the express provisions of the 2000 Plan, the 2000 Plan Committee has the authority, in its sole discretion, with respect to options, to determine, among other things: the key employees, consultants and advisors who are to receive options; the times when they may receive options; the number of shares of Common Stock to be subject to each option; the term of each option; the date each option is to become exercisable; whether an option is to be exercisable in whole, in part or in instalments, and, if in instalments, the number of shares of Common Stock to be subject to each instalment; whether the instalments are to be cumulative; the date each instalment is to become exercisable and the term of each instalment; whether to accelerate the date of exercise of any instalment; whether shares of Common Stock may be issued on exercise of an option as partly paid, and, if so, the dates when future instalments of the exercise price are to become due and the amounts of such instalments; the exercise price of each option; the form of payment of the exercise price; whether to restrict the sale or other disposition of the shares of Common Stock acquired upon the exercise of an option and to waive any such restriction; and whether to subject the exercise of all or any portion of an option to the fulfillment of contingencies as specified in an applicable stock option contract. With respect to all options, the 2000 Plan Committee has such discretion to determine the amount, if any, necessary to satisfy our obligation to withhold taxes; with the consent of the optionee, to cancel or modify an option, provided such option as modified would be permitted to be granted on such date under the terms of the 2000 Plan; to prescribe, amend and rescind rules and regulations relating to the 2000 Plan; and to make all other determinations necessary or advisable for administering the 2000 Plan. The Board of Directors has the authority described above with respect to the granting of non-employee director options.

     Exercise Price

     The exercise price of the shares of Common Stock under each option is to be determined by the 2000 Plan Committee. The exercise price of the shares of Common Stock under each non-employee director option is to be equal to the fair market value of the Common Stock subject to such option on the date of grant.

     Term

     The term of each option granted pursuant to the 2000 Plan is established by the 2000 Plan Committee, in its sole discretion, at or before the time such option is granted. Subject to early termination, each non-employee director option is to be exercisable on a term of ten years from the date of grant.

     Exercise

     An option (or any part or instalment thereof), to the extent then exercisable, is to be exercised by giving written notice to us at our principal office. Payment in full of the aggregate exercise price may be made (a) in cash or by certified check, or (b) if the applicable stock option contract at the time of grant so permits, with the authorization of the 2000 Plan Committee and with previously acquired shares of Common Stock having an aggregate fair market value, on the date of exercise, equal to the aggregate exercise price of all options being exercised, or (c) with any combination of cash, certified check or shares of Common Stock.

     The 2000 Plan Committee may, in its discretion, permit payment of the exercise price of an option by delivery by the optionee of a properly executed exercise notice, together with a copy of his irrevocable instructions to a broker acceptable to the 2000 Plan Committee to deliver promptly to us the amount of sale or loan proceeds sufficient to pay such exercise price.

     Termination of Relationship

     Any employee holder of an option whose employment or relationship with us (and our parent and subsidiaries) has terminated for any reason other than his death or disability may exercise such option, to the extent exercisable on the date of such termination, at any time within three months after the date of termination, but not thereafter and in no event after the date the option would otherwise have expired; provided, however, that if his employment is terminated either (a) for cause, or (b) without our consent, such option terminates immediately. Options granted to employees under the 2000 Plan are not affected by any change in the status of the holder so long as he or she continues to be our full-time employee, our parent or any of our subsidiaries (regardless of having been transferred from one corporation to another).

     Death or Disability

     If an optionee dies (a) while he is our employee, our consultant, our parent or any of our subsidiaries, (b) within three months after the termination of such relationship (unless such termination was for cause or without our consent), or (c) within one year following the termination of such relationship by reason of disability, an option may be exercised, to the extent exercisable on the date of death, by the Legal Representatives, at any time within one year after death, but not thereafter and in no event after the date the option would otherwise have expired.

     Any optionee whose relationship has terminated by reason of disability may exercise his option, to the extent exercisable upon the effective date of such termination, at any time within one year after such date, but not thereafter and in no event after the date the option would otherwise have expired.

     Adjustments Upon Changes in Common Stock

     Notwithstanding any other provisions of the 2000 Plan, in the event of any change in the outstanding Common Stock by reason of a share dividend, recapitalization, merger or consolidation in which we are the surviving corporation, split-up, combination or exchange of shares or the like, the aggregate number and kind of shares subject to the 2000 Plan, the aggregate number and kind of shares subject to each outstanding option and the exercise price thereof will be appropriately adjusted by the Board of Directors, whose determination will be conclusive.

     In the event of (a) the liquidation or dissolution of our company or (b) a merger or consolidation in which we are not the surviving corporation, any outstanding options will terminate, unless other provision is made therefore in the transaction.

     Amendments and Termination of the 2000 Stock Option Plan

     No option may be granted under the 2000 Plan after October 2007. The Board of Directors, without further approval of our stockholders, may at any time suspend or terminate the 2000 Plan, in whole or in part, or amend it from time to time in such respects as it may deem advisable, including, without limitation, to comply with the provisions of certain rules and regulations promulgated by the Securities and Exchange Commission, among other things; provided, however, that no amendment may be effective without the requisite prior or subsequent shareholder approval which would (a) except as required for anti-dilution adjustments, increase the maximum number of shares of Common Stock for which options may be granted under the 2000 Plan, (b) materially increase the benefits to participants under the 2000 Plan, or (c) change the eligibility requirements for individuals entitled to receive options under the 2000 Plan.

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

Item 7. Major Shareholders and Related Party Transactions

A. Major shareholders.

     The following table sets forth as of June 25, 2005, the beneficial ownership of (i) all persons known to us to be beneficial owners of equal or more than five percent or more of our common stock and (ii) our officers and directors and (iii) our officers and director as a group.

	Shares of common
	stock beneficially
Principal Stockholder	owned (1)		Percent of class
Beijing Holdings Room 4301, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong.	3,252,882	(2)	47.18%

China Internet Technology Co., Ltd. c/o Room 2413-18, Shui On Centre, 8 Harbour Road, Wanchai, Hong Kong.	1,186,441		17.21%

Great Legend Internet Technology and Service Co., Ltd. c/o Room 2413-18, Shui On Centre, 8 Harbour Road, Wanchai, Hong Kong.	508,474		7.38%

Zhao Chang Shan c/o Room 2413-18, Shui On Centre, 8 Harbour Road, Wanchai, Hong Kong	0	(3)	0%

Jeff Qian c/o Room 2413-18, Shui On Centre, 8 Harbour Road, Wanchai, Hong Kong	0	(3)	0%

All officers and directors As a group (nine persons)	4,947,797	(2)(3)	88.02%

(1)	Unless otherwise noted, all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

(2)	Included in the 3,252,882 shares owned by Beijing Holdings are 974,576 shares and 849,576 shares owned by CMEC Ceramics Holdings Limited (“CMEC”) and Perfect Capital Holdings Limited (“Perfect Capital”) respectively. CMEC was previously owned by CMEC-GE Capital China Industrial Holding Limited. Pursuant to a sale and purchase agreement date June 30, 2000, Beijing Holdings acquired the entire interest of CMEC. Pursuant to another sale and purchase agreement dated May 30, 2002, Beijing Holdings, through Perfect capital, a 100% subsidiary, acquired the entire shares of the Company held by Oriental Patron China Investment Limited, an initial shareholder of the Company.

(3)	Mr. Zhao Chang Shan, Chairman of the Board, and Mr. Jeff Qian, Chief Executive Officer of us, are respectively, the General Manager and Chief Financial Officer of Beijing Holdings and therefore they may be deemed to beneficially own the shares of Common Stock owned by Beijing Holdings. In addition to them, the Beijing Municipal Government of the PRC, the principal shareholder of

Beijing Holdings, may be deemed to beneficially own the shares of Common Stock owned by Beijing Holdings.

     Except as disclosed below, there was no significant related party transactions made with major shareholders

B. Related party transactions.

(a)	During the years ended December 31, 2002, 2003 and 2004, we had related party transactions with certain related parties as follows:

	Year ended December 31,
	2002	2003	2004
	Rmb’000	Rmb’000	Rmb’000
Transactions with related parties

Service income received from Kang De (a)	754	—	—

Service fee paid to Beijing Holdings Investment Management Center (b)	41	—	—

	December 31, 2003	December 31, 2004
	Rmb’000	Rmb’000
Balances with related parties

Funds held by Beijing Holdings for security investment purposes (c)	6,529	6,529

Funds held by Beijing Holdings Investment Management Center for security investment purposes (d)	4,485	3,388

Due from Great Legend (e)	—	30

Due from fellow subsidiaries (f)	165	164

Note

(a) Kang De was a wholly owned subsidiary of Beijing Enterprises Development Corporation (“BEDC”), another corporation owned by the BPMG. Beijing Holdings was nominated by the BPMG to exercise management control of BEDC for the period from 2001 to 2002. The service income represented revenue received by our service rendering business from Kang De in 2002. The contract with Kang De was concluded at rate consistent with our contracts with third parties. Subsequent to the appointments of new management team by the BPMG to exercise controls on BEDC, Kang De’s business ceased.

(b) Beijing Holdings Investment Management Centre (“BIMC”), established in China, is a wholly owned subsidiary of Beijing Holdings. Since 2000, we had nominated BIMC as our trading agent of investment in Chinese securities. The service fee in 2002 represented the commission charge for the realized gain arising from trading of securities. In 2003, we entered an agreement with BIMC to waive the commission and no commission fees were paid in 2003 and 2004.

(c) Due to its good relationship with leading investment banks and potential investment opportunities to be gained from those relationships, the Company deposited funds with Beijing Holdings since 2002 to invest on behalf of us. Nevertheless, due to the poor performance of the Hong Kong Stock market in the last two years, we withdrew the entire fund of Rmb 6,529,000 in May 2005.

(d) The nature of funds deposited with BIMC was the same as that deposited with Beijing Holdings as described above. Again, funds have been continuously withdrawn. As of May 31, 2005, the undrawn deposit amounted to Rmb 1,300,000.

(e) The amount due from Great Legend represented administrative expenses we paid on its behalf in 2004 since Great Legend did not maintain a US Dollar bank account in Hong Kong, and which were fully repaid in 2005.

(g) Other than information already disclosed elsewhere in this Form 20-F, no person who has been an insider of the Company since January 1, 2003 or any associate or affiliate of such insider has had any material direct or indirect interest in any transaction with our Company since January 1, 2003 or in any proposed transaction of our company.

(h) Except for the above disclosures, there are no other amount due from any of our related companies

C. Interests of experts and counsel.

     Not Applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information.

     Our consolidated financial statements are included herein under Item 18.

     Except for an interim dividend paid in 1997, we have not paid any dividends on our common stock. The payment of dividends in the future, if any, is within the discretion of our Board of Directors and will depend upon our earnings, its capital requirements and financial condition and other relevant factors. We do not anticipate declaring or paying any dividends in the foreseeable future.

B. Significant Changes.

     Not Applicable

Item 9. The Offer and Listing.

A. Offer and listing details.

     We have authorized capital of US$25,000,000 divided into 2,500,000,000 shares of par value US$0.01 each. As of to day, 6,894,497 shares are issued and fully paid.

     The annual high and low market prices of our common stock and warrants for the five most recent full financial years are as set forth below:

NASDAQ Small Cap Market	Common Stock		Warrants
(Year Ending)	High	Low	High	Low
December 31, 2004	5.600	0.350	N/A	N/A

December 31, 2003	0.700	0.030	N/A	N/A

December 31, 2002	0.430	0.010	N/A	N/A

December 31, 2001	0.444	0.090	N/A	N/A

December 31, 2000	2.500	0.219	0.938	0.031

     The high and low market prices of our common stock and warrants for each financial quarter over the two most recent full financial years are as set forth below:

NASDAQ Small Cap Market	Common Stock
(Quarter Ending)	High	Low
December 31, 2004	5.600	1.400

September 30, 2004	3.171	1.320

June 30, 2004	4.200	0.550

March 31, 2004	6.530	0.350

December 31, 2003	0.650	0.250

September 30, 2003	0.690	0.280

June 30, 2003	0.700	0.030

March 31, 2003	0.470	0.050

     For the most recent six months, the high and low market prices of our common stock are as set forth below:

NASDAQ Small Cap Market	Common Stock
(Month Ending)	High	Low
May 31, 2005	4.240	3.360

April 30, 2005	4.940	3.360

March 31, 2005	4.960	3.080

February 28, 2005	4.790	3.030

January 31, 2005	8.800	3.310

December 31, 2004	5.600	2.550

     According to the terms of issuance, our warrants expired on December 13, 1999 and were subsequently extended for additional two years to December 13, 2001 pursuant to a Board resolution passed on December 3, 1999. Our warrants were de-listed from the NASDAQ Small Cap Market on May 15, 2001 due to our failure in complying the NASD Marketplace Rules 4310 (c) (1), which requires us to maintain two active market makers for the warrants. On December 13, 2001, our warrants expired.

B. Plan of Distribution.

     Not Applicable.

C. Markets.

     Our common stock and warrants were included for quotation on the NASDAQ National Market on December 13, 1996 under the symbols “TRFDF” and “TRFWF” respectively. Pursuant to the implementation of the new listing requirements since February 1998, we moved the listing of our common stock and warrants to the NASDAQ Small Cap Market on October12, 1998 under the same symbols.

     Our warrants were delisted from the NASDAQ Small Cap Market as stated in Item 9A above. At December 31, 2001, our common stock was listed for quotation on the NASDAQ Small Cap Market and not on any other public trading market.

D. Selling Shareholders.

     Not applicable

E. Dilution.

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

F. Expenses of the issue.

     Not Applicable.

Item 10. Additional Information.

A. Share capital.

     Not Applicable.

B. Memorandum and articles of association.

     The Memorandum and Articles of Association of our company was included in the Form F-1 Registration Statement filed to the Securities and Exchange Commission upon our initial public offering. Its subsequent amendments were included as resolutions in the proxy statements for the shareholders’ meeting ratifying such amendments and filed with the Securities and Exchange Commission.

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

C. Material contracts.

     We have not entered into any material contracts other than in the ordinary course of business and other than those described in Item 4, “Information on the Company” or elsewhere in this Annual Report on Form 20-F.

D. Exchange controls.

     China’s government imposes control over the convertibility of Rmb into foreign currencies. Under the current unified floating exchange rate system, the People’s Bank of China publishes a daily exchange rate for Rmb, or the PBOC Exchange Rate, based on the previous day’s dealings in the inter-bank foreign exchange market. Financial institutions authorized to deal in foreign currency may enter into foreign exchange transactions at exchange rates within an authorized range above or below the PBOC Exchange Rate according to market conditions.

     Pursuant to the Foreign Exchange Control Regulations issued by the State Council on January 29, 1996 and effective as of April 1, 1996 (and amended on January 14, 1997) and the Administration of Settlement, Sale and Payment of Foreign Exchange Regulations which came into effect on July 1, 1996 regarding foreign exchange control, or the Regulations, conversion of Renminbi into foreign exchange by foreign investment enterprises for current account items, including the distribution of dividends and profits to foreign investors of joint ventures, is permissible upon the proper production of qualified commercial vouchers or legal documents as required by the Regulations. Foreign investment enterprises are permitted to remit foreign exchange from their foreign exchange bank account in China upon the proper production of, inter alia, the board resolutions declaring the distribution of the dividend and payment of profits. Conversion of Rmb into foreign currencies and remittance of foreign currencies for capital account items, including direct investment, loans, security investment, is still subject to the approval of the State Administration of Foreign Exchange, or SAFE, in each such transaction. On January 14, 1997, the State Council amended the Foreign Exchange Control Regulations and added, among other things, an important provision, as Article 5 provides that the State shall not impose restrictions on recurring international payments and transfers.

     Under the Regulations, foreign investment enterprises are required to open and maintain separate foreign exchange accounts for capital account items (but not for other items). In addition, foreign investment enterprises may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business upon the production of valid commercial documents and, in the case of capital account item transactions, document approval from SAFE.

     Currently, foreign investment enterprises are required to apply to SAFE for “foreign exchange registration certificates for foreign investment enterprises.” With such foreign exchange registration certificates (which are granted to foreign investment enterprises, upon fulfilling specified conditions and which are subject to review and renewal by SAFE on an annual basis) or with the foreign exchange sales notices from the SAFE (which are obtained on a transaction-by-transaction basis), foreign-invested enterprises may enter into foreign exchange transactions at banks authorized to conduct foreign exchange business to obtain foreign exchange for their needs.

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

     PRC Taxation

     There are no material PRC tax consequences to holders of Common Stock solely as a result of the purchase, ownership and disposition of such Common Stock. There is an income tax treaty in effect between the United States and the PRC.

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

F. Statement by experts.

     Not Applicable.

G. Documents on display.

     Documents concerning the Company that are referred to in this document may be inspected at our office, which is Room 2413-18, Shui On Centre, 8 Harbour Road, Wanchai, Hong Kong.

H. Subsidiary Information.

     Not Applicable

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

Foreign exchange risk

     We are exposed to the risk of foreign currency exchange rate fluctuation. We have never used derivative instruments to hedge our exchange rate risks, do not plan to do so, and may not be successful should we attempt to do so in the future. Nevertheless, we believe such risk is low as no foreign currency liabilities are incurred and the principal operations are limited solely to the China market. Our trading securities are not subject to any foreign currency and interest rate risks.

     Our functional currency is the RMB. Transactions in other currencies are recorded in RMB at the rates of exchange prevailing when the transactions occur. Monetary assets and liabilities denominated in other currencies are remeasured into RMB at rates of exchange in effect at the balance sheet dates. Exchange gains and losses are recorded in our statements of operations as a component of current period earnings.

     The PRC State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of Renminbi into foreign currencies. The principal regulation governing foreign currency exchange in China is the Foreign Currency Administration Rules (1996), as amended. Under the Rules, once various procedural requirements are met, RMB is convertible for current account transactions, including trade and services, but not for capital account transactions, including direct investment, loan or investment in securities outside China, unless the prior approval of the State Administration of Foreign Exchange of the People’s Republic of China is obtained. Although the Chinese government regulations now allow greater convertibility of RMB for current account transactions, significant restrictions still remain. Currently, BBHL, our PRC subsidiary, is not involved in foreign exchange transactions as all transactions are completed in Rmb.

     The value of the Rmb is subject to changes in China’s central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. Since 1994, the conversion of Renminbi into foreign currencies, including U.S.dollars, has been based on rates set by the People’s Bank of China, which are set daily based on the previous day’s interbank foreign exchange market rates and current exchange rates on the world financial markets. Since 1994, the official exchange rate generally has been stable. However, recently there has been increased political pressure on the PRC government to decouple the Rmb from the U.S. dollar.

     We conduct substantially all of our operations through our PRC operating companies, and their financial performance and position are measured in terms of Rmb. Any devaluation of the Rmb against the United States dollar would consequently have an adverse effect on our financial performance and asset values when measured in terms of United States dollar. Our solutions are primarily procured, sold and delivered in the PRC for Rmb. The majority of our revenues are denominated in RMB. Should the RMB devalue against United States dollar, such devaluation could have a material adverse effect on our profits and the foreign currency equivalent of such profits repatriated by the PRC entities to us. In addition, from time to time we may have United States dollar denominated borrowings, and therefore a decoupling of the RMB many affect our financial performance in the future.

Interest rate risk

     We are exposed to interest rate risk arising from having short-term variable rate borrowings from time to time. Our future interest expense would fluctuate in line with any change in our borrowing rates. We do not have any derivative financial instruments and believe our exposure to interest rate risk and other relevant market risks is not material.

Inflation

     In recent years, China has not experienced significant inflation, and thus inflation has not had a material impact on our results of operations in recent years. According to the National Bureau of Statistics of China, the change in Consumer Price Index in China was -0.8%, 1.2% and 3.9% in 2002, 2003 and 2004 respectively.

Recently issued accounting pronouncements

     In November 2004, the Financial Accounting Standards Board, or the FASB, issued FASB Statement No. 151,“Inventory Costs — an amendment of ARB No. 43” (“SFAS No. 151”), which is the result of its efforts to converge U.S. accounting standards for inventories with International Accounting Standards. SFAS No. 151 requires idle facility expenses, freight , handling costs, and wasted material (spoilage) costs to be recognized as current-period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We are currently assessing the impact of this statement on our results of operations, financial position and cash flows upon adoption and has not yet completed that assessment.

     In December 2004, the FASB issued a revised SFAS No. 123 (revised 2004),(“SFAS No. 123R”) “Share-Based Payment”. SFAS No. 123R replaces SFAS No. 123, “Accounting for Stock-Based Compensation”, supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees” (“Opinion 25”) and amends SFAS No. 95 “Statement of Cash Flows”. SFAS No. 123R requires all share-based awards to employees, including grants of employee stock options, to be recognized in the financial statements based on their grant-date fair values. Excess tax benefits are to be recognized as an addition to paid-in capital and reflected as financing cash inflows in the statement of cash flows. SFAS No. 123R also eliminates the use of the intrinsic value method of accounting, as discussed in Opinion 25 and was provided in Statement 123 as an alternative to valuation. Under Opinion 25, issuing stock options to employees generally resulted in recognition of no compensation cost. Under SFAS No. 123R, we are required to recognize the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of those awards, with limited exceptions. The original effective date was interim or annual reporting periods beginning after June 15, 2005, but subsequently the SEC has converted this to be only applicable to annual periods beginning after this date. We do not expect the adoption of SFAS No. 123R to have a material impact on its financial position or results of operations.

     In December 2004, the FASB issued SFAS No. 153, “Exchange of Nonmonetary Assets, an amendment of APB Opinion No. 29” (“SFAS 153’) effective for nonmonetary asset exchanges occurring in the fiscal year beginning January 1, 2006. SFAS 153 requires that exchanges of productive assets be accounted for at fair value unless fair value cannot be reasonably determined or the transaction lacks commercial substance. We are currently assessing the impact of this statement on our results of operations, financial position and cash flows upon adoption and have not yet completed that assessment.

     In March 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” (SFAS 154”), which was a replacement of APB Opinion No. 20 and FAS No. 3 effective for accounting changes made in fiscal years beginning after December 15, 2005. SFAS 154 requires restrospective application to prior periods’ financial statements of changes in accounting principles, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. It also requires that retrospective application of a change in accounting principles be limited to the direct effects of the change. SFAS also requires that a change in depreciation, amortization, or depletion method for long-lived, nonfinancial assets be accounted for as a change in accounting estimates effected by a change in accounting principles. We are currently assessing the impact of this statement on our results of operations, financial position and cash flows upon adoption and have not yet completed that assessment.

Item 12. Description of Securities Other than Equity Securities.

     Not Applicable.

PART II

Item 13. Default, Dividend Arrearages and Delinquencies.

     None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

     Not applicable.

Item 15. Controls and Procedures

     We evaluated the design and operation of our disclosure controls and procedures to determine whether they are effective in ensuring that we disclose the required information in a timely manner and in accordance with the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the rules and forms of the Securities and Exchange Commission. Management, including the Chief Executive Officer and the Chief Financial Officer, supervised and participated in the evaluation. The evaluation was completed within the 90-day period prior to the filing of this Annual Report on Form 20-F.

     The Chief Executive Officer and the Chief Financial Officer concluded, based on their review, that our disclosure controls and procedures, as defined by Exchange Act Rules 13a-14(c) and 15d-14(c), are effective and ensure that we disclose the required information in reports that we file under the Exchange Act and that the filings are recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms. No significant changes were made to our internal controls or other factors that could significantly affect these controls subsequent to the date of their evaluation.

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

Item 16A. Audit Committee Financial Expert

     The Board has determined that Mr. Peter Fu, Mr. L C Wan and Mr. Ni Ye Zhong, independent directors, are members of the Audit Committee, and Mr. L C Wan is the financial expert as defined under the applicable rules of the SEC issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002.

Item 16B. Code of Ethics

     The Code of Ethics for the Board of Directors and Officers is under preparation and will be introduced once completed, which is expected within this year.

Item 16C. Principal Accountant Fees and Services

Audit Fees

     The audit fee of PricewaterhouseCoopers, the independent auditors for the fiscal years ended December 31, 2004 and 2003, amounted to Rmb 0.61 million and Rmb 0.53 million respectively. Apart from audit services, PricewaterhouseCoopers was not engaged by our Company for any other kind of professional services.

Audit-Related Fees

     Except as described above, no other audit-related fees were paid by us for the fiscal years ended December 31, 2004 and 2003 to PricewaterhouseCoopers and other professional accounting firms.

Tax Fees

     Taxation review services performed by PricewaterhouseCoopers were included as part of their audit works for the fiscal years ended December 31, 2004 and 2003 and thus no separate bills were issued to us. For statutory tax filings of BHLHK requested by the applicable regulations in Hong Kong for the fiscal years ended December 31, 2004 and 2003, it was performed by S L Lee & Lau at a fee of Rmb 3,000 and Rmb 5,000, respectively.

All Other Fees

     PricewaterhouseCoopers did not provide any products or render any professional services, other than those covered above under “Audit Fees” during either of the fiscal years ended December 31, 2004 or December 31, 2003.

Policy on Pre-Approval of Audit and Permissible Non-Audit Services of Independent Auditors

     The policy of our directors who perform the functions customarily performed by an audit committee is to pre-approve all audit and permissible non-audit services provided by the independent auditors. These services may include audit services and other services.

Audit of Financial Statements

     PricewaterhouseCoopers were our principal auditors and no work was performed by persons outside of this firm.

PART III

Item 17. Financial Statements.

     The Company has elected to provide Financial Statements pursuant to Item 18 (see below).

Item 18. Financial Statements.

     The following documents are filed as Attachment A hereto and are included as part of this Annual report on Form 20-F.

Financial Statements.
Report of Independent Registered Public Accounting Firm.
Consolidated Statements of Operations and Comprehensive Income for each of the three years ended December 31, 2002, 2003 and 2004.
Consolidated Balance Sheets as of December 31, 2003 and 2004.
Consolidated Statements of Cash Flows of the company and subsidiaries for each of the three years ended December 31, 2002, 2003 and 2004.
Consolidated Statements of Changes in Shareholders’ Equity for each of the three years ended December 31, 2002, 2003 and 2004.
Notes to Consolidated Financial Statements.

Item 19. Exhibits.

     The following exhibits are filed as part of this Annual Report:

1. Amended Memorandum and Articles of Association of Tramford International Limited

8. List of the company’s significant subsidiaries, their jurisdiction of incorporation and the names under which they operate business, if different from their name.

12. Certification of Chief Executive Officer and Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002.

13. Certification of Chief Executive Officer and Chief Financial Officer required by Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company certifies that it meets all of the requirements for filing Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tramford International limited

Date: June 30, 2005		/s/ Michael Siu

	Name:	Michael Siu
	Title:	Executive Director, Chief Financial Officer and Secretary

TRAMFORD INTERNATIONAL LIMITED

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of
Tramford International Limited

We have audited the accompanying consolidated balance sheets of Tramford International Limited and its subsidiaries (“the Group”) as of December 31, 2004 and 2003, and the related consolidated statements of operations and comprehensive income, cash flows and changes in shareholders’ equity for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tramford International Limited and its subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers

Hong Kong, June 30, 2005

TRAMFORD INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Amounts in thousands, except per share data)
for the years ended December 31, 2002, 2003 and 2004

	Note	2002	2003	2004	2004
		Rmb	Rmb	Rmb	US$
				(Note 2(d))

Revenues
Product sales		5,658	8,405	2,720	329
Rendering of services		2,625	3,337	3,949	477

		8,283	11,742	6,669	806

Costs of sales
Product sales		(2,986)	(4,421)	(1,394)	(169)
Rendering of services		(1,839)	(2,204)	(2,755)	(333)

		(4,825)	(6,625)	(4,149)	(502)

Gross profit		3,458	5,117	2,520	304

Selling, general and administrative expenses		(11,977)	(9,129)	(8,297)	(1,002)
Impairment of goodwill		(7,249)	—	(4,748)	(575)
Bad debt expense		(4,142)	—	—	—

Operating loss		(19,910)	(4,012)	(10,525)	(1,273)

Non-operating income	3	2,456	2,429	410	50
Non-operating expenses	4	(141)	—	—	—

Loss before income tax provision		(17,595)	(1,583)	(10,115)	(1,223)
Income tax provision	5	—	(249)	—	—

Net loss before minority interests		(17,595)	(1,832)	(10,115)	(1,223)

Minority interests		2,149	890	—	—

Net loss for the year		(15,446)	(942)	(10,115)	(1,223)

Loss per share	12
- Basic and dilutive		(2.24)	(0.14)	(1.47)	(0.18)

Weighted-average ordinary shares	12
- Basic and dilutive		6,895	6,894	6,894	6,894

The accompanying notes are an integral part of these consolidated financial statements.

TRAMFORD INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands)
at December 31, 2003 and 2004

	Note	2003	2004	2004
		Rmb	Rmb	US$
			(Note 2(d))
ASSETS

CURRENT ASSETS
Cash and cash equivalents		7,400	5,255	635
Short-term investments - security trust account		11,265	6,872	—
Available-for-sale securities		11,197	12,730	2,368
Trade accounts receivable, net		2,655	1,060	128
Inventories		707	1,192	144
Due from related parties	13	11,179	10,111	1,222
Other assets	6	1,344	1,087	131

TOTAL CURRENT ASSETS		45,747	38,307	4,628

Property, plant and equipment, net	7	88	49	6
Intangible asset	8	—	—	—
Goodwill	9	5,747	999	121
Software development costs	10	—	—	—

TOTAL ASSETS		51,582	39,355	4,755

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Trade accounts payable		270	175	21
Consideration payable on the acquisition of an operating unit		1,850	1,950	236
Accrued professional fees		583	888	107
Income tax payable		249	249	30
Value added tax and business tax payable		1,243	781	94
Other liabilities and accrued expenses	11	1,196	2,458	297

TOTAL CURRENT LIABILITIES		5,391	6,501	785

Contingencies and commitments	16

Minority interests		—	—	—

SHAREHOLDERS’ EQUITY
Common stock, US$0.01 par value; authorised 9,044,888 shares; issued and outstanding as of December 31, 2004 and 2003	15	749	749	90
Additional paid-in capital		187,159	187,159	22,614
Accumulated deficit		(141,529)	(151,644)	(18,322)
Accumulated other comprehensive losses		(10)	(3,232)	(390)
Treasury stock, at cost 2,150,391 shares as of December 31, 2004 and 2003		(178)	(178)	(22)

TOTAL SHAREHOLDERS’ EQUITY		46,191	32,854	3,970

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		51,582	39,355	4,755

The accompanying notes are an integral part of these consolidated financial statements.

TRAMFORD INTERANTIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)
for the years ended December 31, 2002, 2003 and 2004

	2002	2003	2004	2004
	Rmb	Rmb	Rmb	US$
Cash flows from operating activities
Net loss	(15,446)	(942)	(10,115)	(1,223)
Adjustments to reconcile net loss to net cash provided by/(used in) operating activities
Minority interests in loss of consolidated subsidiaries	(2,149)	(890)	—	—
Amortization of intangible asset, goodwill and software development costs	1,418	1,085	—	—
Impairment of goodwill	7,249	—	4,748	575
Depreciation	816	475	76	9
Dividend income	(2)	(295)	(67)	(8)
Unrealized loss on trading securities	10	—	—	—
Gain on disposal of available-for-sale securities	—	(2,005)	(100)	(12)
Loss on disposal of fixed assets	198	—	—	—
Gain on adjustment to consideration for the acquisition of subsidiaries	(1,697)	—	—	—
Bad debt expense	4,142	—	—	—
Changes in assets and liabilities:
(Increase)/decrease in trade accounts receivable	(2,576)	(66)	1,595	193
(Increase)/decrease in trading securities	(59)	49	—	—
(Increase)/decrease in inventories	(1,139)	512	(485)	(59)
Decrease/(increase) in due from related parties and other assets	1,616	(263)	228	27
(Decrease)/increase in trade accounts payable, amount due to a related party and other current liabilities	(19)	(2,676)	1,110	134
Increase in income tax payable	—	249	—	—

Net cash used in operating activities	(7,638)	(4,767)	(3,010)	(364)

Cash flows from investing activities
Settlement of investment in subsidiaries	(18,312)	—	—	531
Security trust account	814	2,275	4,393	—
Dividend income	2	295	67	8
(Increase)/decrease funds held by related parties for security investment purposes (note 13)	(7,568)	(2,578)	1,097	132
Proceeds from disposal of available-for-sale securities	—	11,810	4,788	579
Purchase of available-for-sales securities	(9,147)	(11,454)	(9,443)	(1,141)
Purchases of property, plant and equipment	(70)	(29)	(37)	(4)
Proceeds from disposal of property, plant and equipment	86	—	—	—

Net cash (used in)/provided by investing activities	(34,195)	319	765	105

Cash flows from financing activities
Purchase of treasury shares	(3)	—	—	—

Net cash used in financing activities	(3)	—	—	—

Effect of exchange rate changes on cash and cash equivalents	14	(355)	—	—

Net decrease in cash and cash equivalents	(41,822)	(4,803)	(2,145)	(259)

Cash and cash equivalents at beginning of year	54,025	12,203	7,400	894

Cash and cash equivalents at end of year	12,203	7,400	5,255	635

The accompanying notes are an integral part of these consolidated financial statements.

TRAMFORD INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in thousands)
for the years ended December 31, 2002, 2003 and 2004

				Accumulated
				other	Total
	No. of		Accumulated	comprehensive	shareholders’
	shares	Equity	losses	losses	equity
		Rmb	Rmb	Rmb	Rmb

Balance at December 31, 2001	6,895,697	187,733	(125,141)	(70)	62,522
Net loss		—	(15,446)	—	(15,446)
Purchase of treasury shares	(10,100)	(3)	—	—	(3)
Net unrealized loss on available-for-sale securities		—	—	(587)	(587)
Translation adjustment		—	—	14	14

Balance at December 31, 2002	6,894,497	187,730	(140,587)	(643)	46,500

Net loss		—	(942)	—	(942)
Net unrealized gain on available-for-sale securities		—	—	401	401
Less: Reclassification adjustment for loss realized on sale		—	—	587	587
Translation adjustment		—	—	(355)	(355)

Balance at December 31, 2003	6,894,497	187,730	(141,529)	(10)	46,191

Net loss		—	(10,115)	—	(10,115)
Net unrealized loss on available-for-sale securities		—	—	(3,222)	(3,222)

Balance at December 31, 2004	6,894,497	187,730	(151,644)	(3,232)	32,854

		US$	US$	US$	US$

Balance at December 31, 2004		22,682	(18,322)	(390)	3,970

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

On 8 May 2000, Jingle Technology Limited (“JTL”), a 100% subsidiary of Tramford, was formed to act as an investment holding company within the Group. Effective July 1, 2000, JTL purchased 100% interests in BHL Networks Technology Co. Ltd. (“BHLNet”), which in turn holds 76% interest in Beijing BHL Networks Technology Co. Ltd (“BBHL”), for a consideration of Rmb21,959. Pursuant to agreements entered into among the Group and the vendors in September 2002, the consideration was reduced from Rmb21,959 to Rmb20,262. BBHL is a Sino-foreign equity joint venture and is principally engaged in the provision of information technology and network security consultancy services and sales of computer related products in the People’s Republic of China (the “PRC”). BHL and BBHL are collectively referred to as the “IT Operations”. The IT Operations continue to engage in the provision of information technology and network security consultancy services and the development of network security software for all years presented. The other wholly owned subsidiary of Tramford, BHL Networks Technology Company Limited (formerly Jing Tai Industrial Investment Company Limited), acts as the treasury center for the Group.

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

(c)	Concentration of credit risk and major customers

The Group is engaged in the provision of information technology and network security services to a wide range of industries and end users within the PRC. All the Group’s revenue is derived from sales to customers located in the PRC. Accordingly, the Group’s trade accounts receivable are concentrated with respect to both geography and customer. The Group performs ongoing credit evaluations of its customers and generally does not require collateral. Approximately, 9%, 24% and 59% of the total revenues were contributed by 3 major customers during the year ended December 31, 2004.

(d)	Foreign currency transaction gains and losses and translation of foreign currencies

All foreign currency transaction gains and losses are recognized as other non-operating (expense)/income in the Statements of Operations.

The Renminbi is not freely convertible into foreign currencies. The PRC Government has instituted a single regulated floating exchange rate system principally based on market supply and demand. Under this system, a nationwide inter-bank foreign market has been established by designating certain banks as authorised foreign exchange banks where Renminbi can be converted into foreign currencies subject to prior approval from the PRC State Administration of Exchange Control.

The functional currency of BBHL is Renminbi. Its business is primarily conducted in China and denominated in Renminbi.

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

For the convenience of the reader, a translation of amounts from Renminbi (Rmb) into United States Dollars (US$) has been made at the noon buying rate in New York City for cable transfer in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2004 of Rmb 8.2765 = US$1.00. Such translations should not be construed as representations that the Renminbi amounts represent or have been or could have been converted into United States dollars at that or any other rate.

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

Intangible asset represents the technology platform for development of server switch and network security device acquired by the Group for cash. It is recognized at cost and is amortized on a straight-line basis over its estimated useful life of three years.

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

Annual impairment test for goodwill is carried out in two steps. The first step of the impairment test which is used to identify potential impairment, compares the fair value of the reporting unit with its carrying amount, including goodwill. The fair value is determined by the forecasted discounted net cash inflows of the reporting unit for a period of five years. If the carrying amount of the reporting unit exceeds its fair value, goodwill of the reporting unit is considered impaired. The second step of the impairment test quantifies the amount of the impairment loss by comparing the carrying amount of goodwill to its implied fair value. An impairment loss is recorded to the extent the carrying amount of goodwill exceeds its implied fair value. Goodwill must be tested for impairment at least annually, or more frequently if warranted. The Group has performed the required impairment test for 2004 and impairment losses of Rmb 4,337 and Rmb 411 were, respectively, provided for the goodwill of the network security and information technology consultancy reporting units.

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

Highly liquid investments with maturities less than one year at the time of purchase are considered as short-term investments. The carrying amount of the investments approximates the fair value due to their short maturity. The Group maintains certain security investments with security firms under the name of its fellow subsidiary or related company, which hold these investments in trust for the Group. Periodic evaluations are performed on the relative credit standing of these investments that are considered in the Group’s investment strategy.

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

In November 2004, the Financial Accounting Standards Board, or the FASB, issued FASB Statement No. 151, “Inventory Costs—an amendment of ARB No. 43” (“SFAS No. 151”), which is the result of its efforts to converge U.S. accounting standards for inventories with International Accounting Standards. SFAS No. 151 requires idle facility expenses, freight, handling costs, and wasted material (spoilage) costs to be recognized as current-period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Group is currently assessing the impact of this statement on its results of operations, financial position and cash flows upon adoption and has not yet completed the assessment.

In December 2004, the FASB issued a revised SFAS No. 123R, “Share-Based Payment”, which replaces SFAS No. 123, “Accounting for Stock-Based Compensation” and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”. This Statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services, and addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. The focus is on accounting for transactions in which an entity obtains employee services in share-based payment transactions. The Statement also eliminates the use of the intrinsic value method of accounting, as discussed in Opinion 25 and was provided in Statement 123 as an alternative to valuation. Under Opinion 25, issuing stock options to employees generally resulted in recognition of no compensation cost. This Statement requires entities to recognize the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of those awards, with limited exceptions. The original effective date was interim or annual reporting periods beginning after June 15, 2005, but subsequently the SEC has converted this to be only applicable to annual periods beginning after this date. The Group does not expect the adoption of SFAS No. 123R to have a material impact on its financial position or results of operations.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29” (“SFAS 153”) effective for nonmonetary asset exchanges occurring in the fiscal year beginning January 1, 2006. SFAS 153 requires that exchanges of productive assets be accounted for at fair value unless fair value cannot be reasonably determined or the transaction lacks commercial substance. The Group is currently assessing the impact of this statement on its results of operations, financial position and cash flows upon adoption and has not yet completed the assessment.

In March 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” (SFAS 154”), which was a replacement of APB Opinion No. 20 and FAS No. 3 effective for accounting changes made in fiscal years beginning after December 15, 2005. SFAS 154 requires restrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. It also requires that retrospective application of a change in accounting principle be limited to the direct effects of the change. SFAS also requires that a change in depreciation, amortization, or depletion method for long-lived, nonfinancial assets be accounted for as a change in accounting estimate effected by a change in accounting principle. The Group is currently assessing the impact of this statement on our results of operations, financial position and cash flows upon adoption and has not yet completed that assessment.

TRAMFORD INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands, unless otherwise stated)

3	Non-operating income

Non-operating income consisted of the following:

	Year ended December 31,
	2002	2003	2004
	Rmb	Rmb	Rmb

Gain on adjustment to consideration for the acquisition of subsidiaries (note)	1,697	—	—
Realized gains on trading securities	347	8	—
Realized gains on available-for-sale securities	—	2,005	100
Dividend income from marketable securities	2	295	67
Bank interest	169	119	243
Compensation received from a supplier on goods returned	182	—	—
Others	59	2	—

	2,456	2,429	410

Note:

During the year 2002, the Group renegotiated the consideration in respect of the acquisition of the IT Operations made in 2000. The revised consideration is Rmb20,262, representing a discount on the original consideration of Rmb21,959. This change in consideration resulted in the recognition of a gain of Rmb1,697 in 2002.

4	Non-operating expenses

Non-operating expenses consisted of the following:

	Year ended December 31,
	2002	2003	2004
	Rmb	Rmb	Rmb

Unrealized loss on trading securities	9	—	—
Others	132	—	—

	141	—	—

TRAMFORD INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands, unless otherwise stated)

5	Income tax provision

Tramford was incorporated under the laws of the British Virgin Islands (“BVI”), and under current BVI law, is not subject to tax on income or capital gains as it does not carry out business in the BVI.

No provision for Hong Kong profits tax was provided for the company’s subsidiary operating in Hong Kong for 2003 and 2004 as it had no estimated assessable profits arising in Hong Kong.

The Company’s subsidiary operating in the PRC incurred a loss and therefore no PRC income tax was provided.

Composition of income tax expense

The current and deferred portions of income tax expense included in the consolidated statements of operations and comprehensive income for the years ended December 31 are as follows:

	2002	2003	2004
	Rmb	Rmb	Rmb

Current income tax expenses	—	249	—
Recognition of deferred tax assets	2,560	1,531	2,927
Change in valuation allowance	(2,560)	(1,531)	(2,927)

Income tax expenses	—	249	—

Reconciliation of income tax expense by applying PRC statutory Enterprise Income Tax rate

Income tax expense differed from the amounts computed by applying PRC statutory Enterprise Income Tax (“EIT”) rate of 33% as a result of the following:

	2002	2003	2004
	Rmb	Rmb	Rmb

Income tax credit at PRC statutory EIT rate	(5,806)	(522)	(3,338)
Effect of different taxation rate in Hong Kong	59	(474)	465
Income not subject to taxation	(593)	(76)	(53)
Expenses not deductible for taxation purpose	3,780	—	—
Utilization of previously unrecognized tax losses	—	(192)	—
Increase in previously recognized tax loss resulting from an increase in tax rate	—	(18)	—
Change in valuation allowance	2,560	1,531	2,926

Total income tax expense	—	249	—

Significant components of deferred tax assets

	December 31,	December 31,	December 31,
	2002	2003	2004
	Rmb	Rmb	Rmb

Tax loss carryforwards	7,199	8,538	11,464
Less: valuation allowance	(7,199)	(8,538)	(11,464)

Deferred tax assets	—	—	—

Tax loss carryforwards from the Company’s PRC subsidiary can be carried forward for 5 years. As the realization of the current tax loss carryforwards credit is uncertain, a full valuation allowance against the deferred tax assets as at December 31, 2004 has been provided.

TRAMFORD INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands, unless otherwise stated)

6	Other assets

Other assets consisted of the following:

	December 31,	December 31,
	2003	2004
	Rmb	Rmb

Rental and utility deposits	179	129
Advance to staff	204	74
Prepayment for insurance	414	379
Prepayment for consultancy fee	155	11
Prepayment for raw materials	—	100
Others	392	394

	1,344	1,087

7	Property, plant and equipment, net

	December 31,	December 31,
	2003	2004
	Rmb	Rmb

Computer equipment	1,941	1,972
Furniture, fixtures and office equipment	576	581
Motor vehicles	107	108
Less: accumulated depreciation	(2,536)	(2,612)

	88	49

Depreciation for the year ended December 31, 2002, 2003 and 2004 amounted to Rmb374 , Rmb475 and Rmb76 respectively.

8	Intangible asset

The intangible asset, representing the amortized cost of the network security and server switch technology acquired in 2000, is as follows:

	December 31,	December 31,
	2003	2004
	Rmb	Rmb

Gross carrying amount	4,000	4,000

Less: accumulated amortization	(4,000)	(4,000)

	—	—

Amortization expense for the years ended December 31, 2002, 2003 and 2004 amounted to Rmb1,333, Rmb1,000 and Rmb Nil respectively. The intangible asset has been fully amortized during the year ended December 31, 2003.

TRAMFORD INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands, unless otherwise stated)

9	Goodwill

The Group recorded goodwill of Rmb16,951 in connection with the acquisition of its IT Operations in 2000. The carrying amount of goodwill has been assigned to the network security and information technology consultancy reporting units, which also are reportable segments. The goodwill for the year ended December 31, 2004 is as follows:

	Network	Information
	security	technology	Total
	Rmb	Rmb	Rmb

Goodwill acquired in 2000	15,112	1,839	16,951
Less: accumulated amortization prior to 2002	(3,526)	(429)	(3,955)
Impairment loss for 2002	(7,249)	—	(7,249)

Balance as of December 31, 2003	4,337	1,410	5,747

Impairment loss for 2004	(4,337)	(411)	(4,748)

Balance as of December 31, 2004	—	999	999

The network security consultancy segment was tested for impairment in the fourth quarter of 2002, after the annual forecasting process. Due to economic recession in the region, operating profits and cash flows were lower than expected. Based on the trend, the earning forecast for the next five years was revised. In 2002, goodwill impairment loss of Rmb7,249 was recognized in the network security consultancy reporting unit. The fair value of that reporting unit was estimated using present value of future cash flows.

In 2003, an assessment for impairment was carried out and no further impairment was identified.

In 2004, an assessment for impairment was carried out after the annual forecasting process. In view of the underperformance of the internet security reporting unit, the earning forecast was revised by management. Based on the revised forecast, the present value of future cashflows of the internet security reporting unit is lower then the carrying value of goodwill and therefore, goodwill impairment loss of Rmb4,337 was reported.

Further, an assessment for impairment was carried out for the information technology consultancy reporting unit. During the process, the estimated selling price of the reporting unit subsequent to the balance sheet date was compared against the carrying value of the reporting unit with a shortfall of Rmb411. Therefore, an impairment loss of Rmb411 was recognized in the information technology consultancy reporting unit. Refer to Note 18 for the sale of the information technology consultancy reporting unit subsequent to December 31, 2004.

10	Software development costs

	December 31,	December 31,
	2003	2004
	Rmb	Rmb

Software development costs capitalized	170	170
Less: accumulated amortization	(170)	(170)

	—	—

Amortization expense for the years ended December 31, 2002, 2003 and 2004 amounted to Rmb85, Rmb85 and Rmb Nil respectively. The software development costs have been fully amortized in the year ended December 31, 2003.

11	Other liabilities and accrued expenses

	December 31,	December 31,
	2003	2004
	Rmb	Rmb

Deposits received	289	1,373
Accrued salaries and staff benefits	766	1,007
Others	141	78

	1,196	2,458

TRAMFORD INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands, unless otherwise stated)

12	Loss per share

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

Basic and diluted loss per share have been calculated in accordance with SFAS No. 128 for the years ended December 31 as follows:

	Year ended December 31,
	2002	2003	2004
	Rmb	Rmb	Rmb

Net loss	(15,446)	(942)	(10,115)

Weighted-average shares used in computing basic and diluted loss per share	6,895	6,894	6,894

Loss per share
- Basic and dilutive	(2.24)	(0.14)	(1.47)

In 2002, 2003 and 2004, exercise of stock options would have been antidilutive and, therefore, was not considered in the computation of diluted loss per share.

13	Related party transactions

The transactions and balances with related parties are analyzed as follows:-

	Year ended December 31,
	2002	2003	2004
	Rmb	Rmb	Rmb

Transactions with related parties
Sales	754	—	—
Service fee	41	—	—

	December 31,	December 31,
	2003	2004
	Rmb	Rmb

Balances with related parties

Funds held by the ultimate holding company for security investment purposes	6,529	6,529
Funds held by a fellow subsidiary of the Group for security investment purposes	4,485	3,388
Due from a shareholder	—	30
Due from fellow subsidiaries	165	164

Total due from related parties	11,179	10,111

For the years 2002, 2003 and 2004, substantially all related party transactions are entered into with fellow subsidiaries of the Group.

The balances with related parties are unsecured and interest-free, and have no fixed terms of repayment.

TRAMFORD INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands, unless otherwise stated)

14	Retirement plans

As stipulated by the regulations of PRC, the PRC subsidiary is required to make contributions to the retirement plan at the rate of 19% of the base salaries of their staff. Contributions made in connection with the plan, which are expensed as incurred, were Rmb233, Rmb293 and Rmb363 for the years 2002, 2003 and 2004 respectively. The PRC subsidiary has no obligation for the payment of pension benefits beyond the annual contributions described above.

15	Share capital

Share capital of Tramford as of December 31, 2003 and 2004 was as follows:

No. of shares
				Ordinary shares	Additional
	Common	Treasury		with par value	paid-in
	stock	stock	Subtotal	US$0.01 each	capital	Total
				Rmb	Rmb	Rmb

December 31, 2003 and 2004	9,044,888	(2,150,391)	6,894,497	571	187,159	187,730

     (a)       On October 10, 1996, a stock option plan was set up to grant options to certain employees and directors of the Company for a maximum of 200,000 shares. The stock option plan provides for a grant of options to employees, officers, directors and consultants of the Group. The stock option plan is administered by the Board of Directors or a committee appointed by the Board, which determines the terms of option’s grant, including the exercise price, the number of shares subject to the option and option’s exercisability. The exercise price of all options granted under the stock option plan must be at least equal to the fair market value of such shares on the date of grant. The maximum term of options granted under the stock option plan is 10 years. Up to December 31, 1998, no options had been granted under the stock option plan. Pursuant to a board resolution passed on December 28, 1999, 200,000 options were granted to certain directors and officers at that time at an exercise price of US$1.15 each. Of the 200,000 options granted, 140,000 options were still held by certain directors and officers of the Company as of December 31, 2004. These options are fully vested as of December 31, 2003 and are exercisable within ten years commencing from December 28, 1999. Apart from 60,000 options which were forfeited upon the resignation of the relevant directors, no other options were issued, exercised, forfeited or expired under this stock option plan during the years ended December 31, 2002, 2003 and 2004.

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

     (b)       The Company applies Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations in accounting for its employee stock options. Under APB Opinion No. 25, because the exercise price of all the options issued by the Company equals or is higher than the market price of the underlying stock on the date of grant, no compensation expense is recognized.

TRAMFORD INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands, unless otherwise stated)

15	Share capital (continued)

     (c)       Pro forma information regarding net income and earnings per share is required by SFAS No. 123 “Accounting for Stock-Based Compensation”, and is determined as if the Group had accounted for its employee stock options under the fair value method of SFAS No. 123. The fair value of options granted during the year ended December 31, 1999 was RMB720. The fair value for these options was estimated at the date of grant using a Black-Scholes option valuation model with the following weighted-average assumptions for the year ended December 31, 1999; risk-free interest rate of 5.3%; no dividend yield; volatility factor of the expected market price of the Company’s common share of 233.5%; and a weighted-average expected life of the option of ten years. However, pro forma disclosures are not presented as there are no options granted during the three years ended December 31, 2004 as there is no pro forma impact as related to our options granted in 1999 for all periods presented.

16	Contingencies and commitments

Operating lease commitments

As of December 31, 2004, the Group had future aggregate future minimum lease payments under non-cancelable operating leases as follows:

	December 31
	2003	2004
	Rmb	Rmb

In respect of land and buildings:
- within one year	477,000	477,000
- in the second year	—	—
- in the third year	—	—
- in the forth year	—	—
- in the fifth year	—	—

	477,000	477,000

Lease rental costs incurred by the Group for the year ended December 31, 2002, 2003 and 2004 amounted to Rmb1,047, Rmb596 and Rmb519 respectively.

Contingencies

On 16 July 2002, an ex-shareholder of one of the Group’s Beijing operating unit filed claims against BBHL in the International Arbitration Commission for Economics in China with respect to the remaining consideration on the Group’s acquisition of the operating unit. The ex-shareholder has requested that the Commission order the Group to settle the remaining consideration of Rmb1,800, to pay Rmb50 for delay in completion of contract and Rmb100 for legal fees incurred in connection with this arbitration. The arbitration has been scheduled to take place in July 2005. The Group has fully provided for the claim.

TRAMFORD INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands, unless otherwise stated)

17	Segment information

For management reporting purposes, the Group’s business segment results are reported to the management in two business segments: product sales and rendering of services. These business segments are determined based on the nature of the products and services provided by each segment. Product sales constitute the sale of network security softwares and devices. Rendering of services represents the provision of information technology services.

Management evaluates each segment’s performance based upon earnings before interest expense, depreciation and amortization charges and other income/expenses. Such measure is then adjusted to exclude items that are of a non-recurring or unusual nature. Management believes such discussions are the most informative representation of how management evaluates performance.

Summarized financial information by business segment for 2004, 2003 and 2002 is as follows:

			Net
		Operating	identifiable	Depreciation
		profit/	assets/	and	Capital
	Revenue	(loss)	(liabilities)	amortization	expenditures
	Rmb	Rmb	Rmb	Rmb	Rmb

Year 2004
Product sales	2,720	(7,798)	(1,920)	76	—
Rendering of services	3,949	245	301	—	—

Total operating segments	6,669	(7,553)	(1,619)	76	—
Corporate	—	(2,868)	33,473	—	—

Group	6,669	(10,421)	31,854	76	—

Year 2003
Product sales	8,405	(2,102)	3,581	1,560	29
Rendering of services	3,337	355	702	—	—

Total operating segments	11,742	(1,747)	4,283	1,560	29
Corporate	—	(2,265)	36,161	—	—

Group	11,742	(4,012)	40,444	1,560	29

Year 2002
Product sales	5,658	(9,778)	5,923	1,633	70
Rendering of services	2,625	(5,085)	(61)	159	—

Total operating segments	8,283	(14,863)	5,862	1,792	70
Corporate	—	(5,047)	35,781	—	—

Group	8,283	(19,910)	41,643	1,792	70

The Group operates mainly in the PRC and accordingly no geographical segment information is presented.

There are no sales or other transactions between the segments. Segment assets consist primarily of cash and cash equivalents, inventories, trade receivables, other assets and fixed assets. Segment liabilities comprise operating liabilities.

Operating profit/ (loss) of segments include goodwill impairment loss of Rmb4,337 for product sales segment and Rmb411 for rendering of services segment.

18	Subsequent events

Subsequent to December 31, 2004, Tramford entered into negotiation with potential buyers to dispose of the information technology consultancy reporting unit. Management decided to dispose of this operating unit in February 2004 and the operating unit was disposed of in March 2005 at a consideration of approximately Rmb1,300. There was no gain or loss arising from this transaction.

Pursuant to a minute of Board of Directors dated April 14, 2005, 185,400 treasury shares of the Company as disclosed in Note 12 to the consolidated financial statements were approved for cancellation.