Form 20-F
period 2005-12-31
CHINA TECHNOLOGY DEVELOPMENT GROUP CORP
filed 2006-09-19
CIK 1027454

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SMALL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report ............
For the transition period from                      to
Commission file number 000-29008
CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
(Exact name of Registrant as specified in its charter)

(Translation of Registrant’s name into English)

British Virgin Islands

(Jurisdiction of incorporation or organization)
Room 2413, 24th Floor, Shui On Centre, 8 Harbour Road, Wanchai, Hong Kong

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
None

(Title of Class)
As of August 31, 2006, there were 11,274,497 shares of Common Stock outstanding, with par value of US$0.01 each.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☐ Yes             ☑ No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
☐ Yes             ☑ No
Note – Checking the box will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
☑ Yes             ☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☐       Accelerated filer ☐       Non-accelerated filer ☑
Indicate by check mark which financial statement item the registrant has elected to follow
☐ Item 17 ☑ Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes            ☑ No

Introduction
This annual report on Form 20-F includes our audited consolidated financial statements as of December 31, 2004 and 2005, and for each of the three years in the period ended December 31, 2003, 2004 and 2005.
We list our common stock, par value of US$0.01 on the Nasdaq Capital Market, or Nasdaq, under the symbol “CTDC” (formerly known as “TRFDF”).
Except as otherwise required and for purposes of this Annual Report only:
•	“CTDC”, “Company”, “us” or “we” refer to China Technology Development Group Corporation. The term “you” refers to holders of our common stock.

•	“Hong Kong” and the “Government” refer to the Hong Kong Special Administrative Region of the People’s Republic of China and its government, respectively.

•	“China” and the “Chinese government” refer to the People’s Republic of China and its government.
•	All references to “Renminbi,” or “Rmb” are to the legal currency of China, all references to “U.S. dollars,” “dollars,” “$” or “US” are to the legal currency of the United States and all references to “Hong Kong dollars” or “HK$” are to the legal currency of Hong Kong. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.
Description of Business
China Technology Development Group Corporation (formerly known as “Tramford International Limited”) was incorporated as an International Business Company under the laws of the British Virgin Islands in September 1995. The Company is a dynamic growth company with its main portfolio business based in China. Headquartered in Hong Kong, the Company operates the business in Hong Kong, Beijing, Shenzhen, and the Zhejiang Province. The Company became a NASDAQ listed company in 1996, one of the very first China-based technology companies listed on the NASDAQ Capital Market. The Company capitalizes its unique techniques of developing ingredients for health food products and food supplements utilizing bio-active components of bamboo to enter the fast growing Chinese nutraceutical market. Besides that, it is also one of the leading network security solution providers in China.
Recent major events
On September 13, 2005, the Company entered into a sale and purchase agreement with Beijing Holdings Limited (“Beijing Holdings”), its then 47.18% shareholder, pursuant to which the Company acquired 51% of the issued and outstanding stock of a nutraceutical corporation in China, named Future Solutions Development Inc. (now known as “China Natures Technology Inc.”, “CNT”). On the same day, the Company also entered into an option agreement with Beijing Holdings to acquire the remaining issued and outstanding stock of CNT. At the Annual Meeting of Stockholders of the Company held on October 21, 2005, special resolution to approve the acquisition by the Company of the 51% equity interest in CNT and the option to acquire the remaining 49% equity interest in CNT were passed.
On October 31, 2005, the transaction to acquire from Beijing Holdings the 51% equity interest of the issued and outstanding stock of CNT closed and as a result, the Company issued 2,233,800 shares of the Company’s common stock of US$0.01 each to Beijing Holdings. After the closing, Beijing Holdings’ ownership of shares of the Company’s common stock increased from 47.18% to 60.11% and the Company had total outstanding shares of 9,128,297 shares.
On December 22, 2005, the Company exercised its option to acquire, from Beijing Holdings, the remaining 49% equity interest of CNT in exchange for 2,146,200 shares of the Company’s common stock. As a result of the closing of the transaction, CNT became a wholly owned subsidiary of the Company and Beijing Holdings’ aggregate ownership in the Company increased from 60.11% to 67.70% and the Company had total outstanding shares of 11,274,497 shares.
On January 9, 2006, the name of the Company was changed to China Technology Development Group Corporation and its common stock continued to trade on NASDAQ Capital Market under the new symbol “CTDC”. Along with the corporate name change, the Company also moved its corporate website to a new domain at www.chinactdc.com and the CUSIP number of the Company’s common stock was also changed to G84384 10 9.

PART I
Item 1. Identity of Directors, Senior Management and Advisers
     Not Applicable.
Item 2. Offer Statistics and Expected Timetable
     Not Applicable.
Item 3. Key Information
   A. Selected financial data.
     The following selected financial data should be read in conjunction with Item 5 — the “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, and the Financial Statements and Notes thereto included elsewhere in this Annual Report.
     The selected financial data at December 31, 2004 and 2005 and years ended December 31, 2003, 2004 and 2005 have been derived from and should be read with our audited consolidated financial statements, including notes to the consolidated financial statements, included in this Annual Report beginning on page F-1. We derived the selected financial data at December 31, 2003, 2002 and 2001 and for the years ended December 31, 2002 and 2001 from our consolidated financial statements, which have been prepared in accordance with U.S. GAAP, but have not been included in this Annual Report.
     All financial data included elsewhere in this Annual Report are expressed, unless otherwise stated, in the nearest thousand of Renminbi. This Annual Report contains translations of Renminbi amounts into U.S. dollar amounts, solely for your convenience. Unless otherwise indicated, the translations have been made at Rmb8.0702 = US$1.00, which was the noon buying rate in The City of New York for cable transfers in Renminbi as certified for customs purposes by the Federal Reserve Bank of New York on December 30, 2005. See Item 3 “Key Information — Selected Financial Data — Exchange Rate Information” for historical information regarding this noon buying rate. You should not construe these translations as representations that the Renminbi actually represents such U.S. dollar amounts or could have been or could be converted into U.S. dollars at the rate indicated or at any other rates.

	(Amounts in thousands, except per share data)
	Year	Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended	Ended
	December	December	December	December	December	December
	31,	31,	31,	31,	31,	31,
	2001	2002	2003	2004	2005	2005
	Rmb(1)	Rmb(1)	Rmb(1)	Rmb(1)	Rmb(1)	US$(2)
Consolidated Statement of Operations Data:
Operating Loss	(12,751)	(15,105)	(4,378)	(10,779)	(17,886)	(2,215)

Non-operating income	2,555	2,456	2,310	167	276	34

Non-operating expenses	—	—	—	—	(2,628)	(325)

Loss from continuing operations before minority interests	(10,196)	(12,790)	(2,198)	(10,369)	(19,956)	(2,472)

Discontinued operations

Income/(loss) from discontinued operations before income tax	(610)	(4,805)	366	254	(288)	(36)

Net loss for the year	(9,141)	(15,446)	(942)	(10,115)	(19,532)	(2,420)

Loss per share	(1.32)	(2.24)	(0.14)	(1.47)	(2.67)	(0.32)

Loss per share from continuing operations	(1.23)	(1.54)	(0.19)	(1.51)	(2.63)	(0.31)

(Loss)/earnings per share from discontinued operations	(0.09)	(0.70)	0.05	0.04	(0.04)	(0.01)

	(Amounts in thousands, except per share data)
	Year	Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended	Ended
	December	December	December	December	December	December
	31,	31,	31,	31,	31,	31,
	2001	2002	2003	2004	2005	2005
	Rmb	Rmb	Rmb	Rmb	Rmb	US$(2)
Supplemental data to Consolidated Statements of Operations

Revenues	707	5,658	8,405	2,720	7,503	930

Cost of sales	508	2,986	4,421	1,394	3,290	408

Gross Profit	199	2,672	3,984	1,326	4,213	522

Consolidated Balance Sheet Data:

Total assets	93,407	55,208	51,582	39,355	117,849	15,273

Total liabilities	27,846	7,818	5,391	6,501	13,626	1,689

Shareholders’ equity	62,522	46,500	46,191	32,854	98,708	12,902

(1)	During the fiscal year ended December 31, 2005, we disposed the service rendering operating segment. The operating result up to the date of this disposal and the loss resulted from the disposal were reported as discontinued operations. To conform with the presentation of this year, the comparative operating results of the disposed segment for the years ended December 31, 2001, 2002, 2003 and 2004 were consistently summarized into discontinued operations.

(2)	For the convenience of the reader, translation of amounts from Renminbi into United States Dollars has been made at the noon buying rate in New York City for cable transfer in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2005 of Rmb 8.0702 = US$1.00.
Exchange Rate Information
On July 21, 2005 the Chinese government changed its policy of pegging the value of the Renminbi to the U.S. dollar. This revaluation of the Renminbi was based on a conversion of Renminbi  into United States dollars at an exchange rate of US$1.00=Rmb8.11. Under the new policy, the Renminbi will be permitted to fluctuate within a band against a basket of certain foreign currencies. This change in policy resulted initially in an approximately 2.0% appreciation in the value of the Renminbi against the U.S. dollar and could result in further and more significant appreciations. Although the Company generates substantially all of its revenue in Renminbi which has become more valuable in U.S. dollars, the Company’s U.S. dollars cash deposits are subject to foreign currency translations which will impact net income.
We have calculated and presented our financial statements in Renminbi. Our business is primarily conducted in China and denominated in Renminbi. Reports will be made to shareholders and will be expressed in Renminbi. The conversion of Renminbi into U.S. dollars in this Annual Reports is based on the noon buying rate in The city of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Renminbi to U.S. dollars in this annual report were made at US$1.00 to Rmb8.0702, which was the prevailing rate on December 31, 2005. The prevailing rate on August 31, 2006 was US$1.00 to Rmb7.9538. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The Chinese government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and though restrictions on foreign trade.
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

	Average	High	Low	Period-end
	(Rmb per U.S. $1.00)
2001 (1)	8.2770	8.2786	8.2676	8.2766

2002 (1)	8.2770	8.2800	8.2669	8.2800

2003 (1)	8.2770	8.2800	8.2765	8.2769

2004 (1)	8.2768	8.2774	8.2764	8.2765

2005 (1)	8.1472	8.2765	8.0702	8.0702

November 2005	8.0839	8.0877	8.0796	8.0796

December 2005	8.0764	8.0808	8.0709	8.0709

January 2006 (2)	8.0668	8.0705	8.0608	8.0608

February 2006 (2)	8.0500	8.0608	8.0420	8.0420

March 2006 (2)	8.0345	8.0503	8.0170	8.0170

April 2006 (2)	8.0155	8.0248	8.0040	8.0165

May 2006 (2)	8.0131	8.0300	8.0005	8.0215

June 30, 2006 (2)	8.0042	8.0225	7.9943	7.9943

July 2006 (2)	7.9897	8.0018	7.9690	7.9690

August 2006 (2)	7.9722	7.9538	8.0000	7.9538

(1)	Annual averages are calculated by averaging the rates on the last business day of each month during the relevant period.

(2)	Monthly average are calculated by averaging the daily rates during the relevant period.
   B. Capitalization and indebtedness.
     Not Applicable.
   C. Reasons for the offer and use of proceeds.
     Not Applicable.
   D. Risk factors.
The following matters and other additional risks not presently known to us or that we deem immaterial, may have a material adverse effect on our business, financial condition, liquidity, results of operations or prospects, financial or otherwise. Reference to this cautionary statement in the context of a forward-looking statement or statements shall be deemed to be a statement that any one or more of the following factors may cause actual results to differ materially from those in such forward-looking statement or statements.
You should carefully consider the risks described below and other information in this annual report before deciding to invest in the Company.

Forward Looking Statements
Some of the statements contained in this Annual Report contain forward-looking information within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are found in this Item 3, Item 4, Item 5 and other sections in which the future prospects of the Company are discussed. These statements include information concerning:
•	our ability to achieve or sustain profitability in the rapidly changing Internet and nutraceutical market in which we operate;
•	our ability to successfully integrate acquired businesses, products and technologies;
•	our ability to keep pace with the rapidly changing technology and products in the market we operate;
•	our ability to achieve our future pricing strategies or policies;
•	our ability to achieve our plans to expand our sales;
•	our ability to achieve our plans to diversify our sources of revenues industry;
•	our ability to respond to competition in the China market;
•	our ability to maintain and protect our intellectual property.
You can identify these statements by forward-looking terminology such as “anticipate”, “expect”, “believe”, “goal”, “plan”, “intend”, “estimate”, “may”, “can”, “could”, “will” and “would” or similar words. These forward-looking statements involve known and unknown risks, uncertainties and other factors, including those described in this Item 3 and elsewhere in this annual report that could cause our actual results to differ materially from those anticipated. “CTDC”, “Company”, “us” or “we” refer to China Technology Development Group Corporation. The term “you” refers to holders of our common stock.
(a) Risks Associated with Our Business
(1) We have limited operating history and evolving business model and strategy.
We have limited experience in the businesses that we are currently involved, including the network security and nutraceutical products.
We were originally engaged in the sanitary wares and ceramic tiles manufacturing business, which was changed to the Internet related business in June 2000 and then the addition of nutraceutical related business in October 2005.
For Internet related business, we started with a focus on system integration services (“SI”). In 2001, SI was terminated due to very keen competition and a low profit margin. We then positioned ourselves as a network security services provider and started developing our own products. Major development of our existing products were completed in 2002 and certificates for these products were obtained from the Police Bureau, Security Bureau, etc in subsequent months.
Our nutraceutical related business is operated by the CNT and its subsidiaries which was newly acquired by us in October 2005. The business comprised commercializing the unique techniques of various types of bamboo extracts. As of August 28, 2006, there have been ten (10) patents filed in China, three (3) of them have been approved.
Both network security market and nutraceutical product market of China are rapidly evolving. We lack experience in managing these new markets. We are planning to strengthen the sales and marketing function to minimize this risk, such as, active participation in exhibitions, recruitments of qualified sales team and interview of senior management of customers. However, we cannot assure you that we will finally succeed in meeting customers’ needs in these markets. If we fail to modify our business model or strategy to adapt to these market changes, our business financial condition and results of operations may suffer.
(2) We have continued to incur operating losses and we cannot provide assurance that we can achieve or sustain profitability.
We have incurred operating losses in the preceding five years as follows:

Year	Operating loss
(in thousands of Rmb)
2001	(12,751)
2002	(15,105)
2003	(4,378)
2004	(10,779)
2005	(17,886)
The rapidly evolving Internet market and the newly acquired nutraceutical business in which we operate have made it difficult for us to estimate our future performance and profitability. We cannot give any assurances that operating losses will not increase in the future because our revenues, gross margins and operating results may fluctuate significantly due to, among other things:
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
(3) We may not be competitive and increased competition could seriously harm our business.
Many of our competitors in the fast growing network and nutraceutical market in China have one or more of the following advantages over us:
•	Longer operating history;

•	Greater financial, technical, marketing, sales and other resources;

•	Greater profitability in their operations;

•	Superior product functionality in certain areas;

•	Greater name recognition;

•	A broader range of products to offer; and

•	A larger base of customers.
Current and potential competitors have established, or may establish, cooperative relationships among themselves or with third parties to enhance their products, which may result in increased competition. As a result of these and other factors, we may be unable to compete successfully with our existing or new competitors. With China entering into World Trade Organization (WTO), more and more foreign companies are entering into network and nutraceutical market in China. They also impose great potential competition to our business.
(4) We may not successfully integrate acquired businesses, products and technologies.
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
(5) We have experienced deficiencies in our ability to integrate a newly acquired business.
In December 2005, after the acquisition of the remaining 49% of CNT, we proposed to strengthen internal controls at Anji Bio, a 93.67% subsidiary of Zhejiang Innoessen, the 71.43% subsidiary of the newly acquired CNT. However, we faced resistance from Mr. Hu Linfu(“Mr. Hu”), the then general manager of Anji Bio, and Mdm. Chen Shuizhen (“Mdm. Chan”), the wife of Mr. Hu and the minority shareholder of Anji Bio (collectively, the “Anji Buyers”). Consequently, the Anji Buyers refused to provide financial statements and prohibited the access by staff sent by the Company at the site of Anji Bio. Having reviewed the situation and expected that the future smooth control of Anji Bio would potentially cause the Company to incur significant costs, management decided to dispose of our entire interest in Anji Bio and started the negotiation of disposal with the Anji Buyers. At such time, we also terminated Mr. Hu as the general manager of Anji Bio. Following the termination of Mr. Hu, the Anji Buyers filed litigation against Zhejiang Innoessen to the People’s Court of Anji County (the “Anji Court”). In the litigation, the Anji Buyers requested the Anji Court to rule that the termination of the service of Mr. Hu was unlawful and further requested the Anji Court to order the Company to pay Mr. Hu, an economic compensation of Rmb 50,000 for such unlawful termination. The Company restarted its negotiation with the Anji Buyers in July 2006 and entered into a memorandum with the Anji Buyers on July 27, 2006 in relation to the potential disposal of Anji Bio. (the “Anji Memorandum”) (filed as Exhibit 10.6 hereto). Upon the execution of the Anji Memorandum, Zhejiang Innoessen and the Anji Buyers mutually applied to the Anji County to delay the litigation.
Our disputes with the Anji Buyers has had significant effects on our operations, including the late submission of financial information to PricewaterhouseCoopers, our independent registered public accounting firm which finally lead to late commencement of our audit and thus the late filing of this Annual Report. Because of the late filing of this Annual Report, we face the risk of delisting from Nasdaq. We may also face resuming litigation with the Anji Buyers. We believe that our proposed disposal of Anji Bio will cause us to incur additional capital expenditures because we will need to invest in a new plant facility to replace the Anji Bio facility in order to enable us to maintain the Company’s productivity. Substantial legal costs may also be incurred as a result of the litigation with the Anji Buyers in case the final settlement with the Anji Buyers is not successful.
Currently the Anji Bio is the main production base of the Group. In case the proposed disposal is completed and new plant facility to replace the Anji Bio facility is not successfully found, we may face the risk of having no production facility. Our results of operations and financial conditions may be adversely mutually affected.
(6) We may face risks in retaining current employees.
Many of our key employees are located in areas and have skills in fields where there is high worker mobility and work force turnover. The departure of a large number of our key employees can be disruptive and could materially adversely impact our business, including our ability of new product development, existing products upgrading and products sales and marketing. Currently we do not have employment contracts with our key employees. We expect to rely, and will continue to rely, on a number of key technical and management employees. We can make no assurance that we will be able to hire, motivate and retain highly effective key employees. If any of our key employees leave, our business, results of operations and financial condition could suffer. Besides, we currently do not use our own employees or members of our management team to operate certain of our operating subsidiaries. Key management at these companies has been in place for several years and has established solid relationships with their customers. Competition in our industry for executive-level personnel is strong and we can make no assurance that we will be able to retain the highly effective executive employees. Although we plan to provide incentives to management to stay with the acquired business, we have not entered into agreements with them. If such key persons were to resign we might face impairment of relationships with remaining employees or customers, which might result in further resignation by employees, and might cause long-term clients to terminate their relationship with us. Furthermore, we have not entered into any non-competition and confidentiality agreements with these employees and management. Due to the limited enforceability of these types of agreements in China, we face the risk that employees of the operating subsidiary might divulge our protected intellectual property or trade secrets to competitors.
(7) We are subject to risks of excessive reliance on certain significant customers and risks of non-recurring contracts and cost controls.
For our network security business, the two largest customers in 2005 accounted for over 38.3% of our total sales, compared to 79.9 % of its 2004 total sales of the segment. For our nutraceutical business, the two largest customers in 2005 accounted for over 59.8% of our total sales. Although we believe that we have maintained good relationships with these customers, we cannot assure you that we will continue to maintain good relationships with these customers. A loss of one or both of these customers could have a material adverse effect on our business, results of operation and financial condition.
Prior to 2004, a substantial portion of our contracts signed by our subsidiary — BBHL were short-term, individual and non-recurring. In 2004, we attempted to improve this situation by seeking longer term contracts:
(a) On March 14, 2003, we had entered into a three years long term contract with the Legend Group (subsequently renamed the Lenovo Group).

The sales to Legend Group amounted to Rmb1.3 million in 2003, Rmb 0.68 million in 2004 and Rmb 2.47 million in 2005, representing respectively, 15.2%, 58.6% and 38.3% of the revenues of BBHL of the year. The contract with the Legend Group had expired in March 2006. We are currently negotiating the renewal of the contract and sales with the Legend Group since the expiry of the old contract are conducted on individual basis.
(b)	On February 10, 2005, we had entered into a two years’ contract with the Legendsec (Beijing) Limited (“Legendsec”) at exactly the same terms of the Legend Group;
(c)	We acquired Zhejiang Innoessen, a 71.43% subsidiary of CNT in October 2005 which had an existing long term contract with the China New Era Health Industry Group Limited (“New Era”). The sales made by our Nutraceutical Operations to New Era in the 2004 and 2005 Period amounted to Rmb1.32 million and Rmb2.86 million, representing respectively 42.1% and 54.7% of the total revenues of our Nutraceutical Operations.
We cannot assure you that these contracts can be maintained successfully or what level of sales will be generated under these contracts. Any failure in maintaining the contract could materially and adversely affect the Company’s revenues, Besides, any additional changes in the contract terms could have material adverse effect on our business, results of operations and financial conditions.

(8) We may not be able to keep pace with the rapid technological changes in the market, new competition, and new product developments.
The markets in which our business are involved are highly fragmented and characterized by ongoing technological developments, evolving industry standards and rapid changes in customer requirements. Our success will depend on our ability to:
-	provide a broad range of network security, network management software products and nutraceutical products;
-	timely develop and introduce new products with technological advances;
-	respond promptly to new customer requirements;

-	comply promptly with evolving industry standards;

-	provide upgrades and updates to users frequently at the lowest costs; and
-	maintain compatibility of our products with popular operating systems and develop products that are compatible with new or otherwise emerging operating systems.
Our product enhancements or new products may not adequately address the changing needs of the marketplace. New products with new technological capabilities could replace or shorten the life cycle of our products or cause our customers to defer or cancel purchases of our existing products. Our Technology is subject to the risk of obsolence.
Our product development efforts are impacted by the adoption or evolution of forthcoming industry standards. As industry standards are adopted or evolve, we may have to modify existing products or develop and support new versions of existing products. In addition, if an industry standard does not develop, our products and our competitors’ products could be incompatible, which could prevent or delay overall development of the market for a particular product. If our products fail to comply with existing or evolving industry standards in a timely fashion, if any in the future, our business, results of operation and financial condition could be materially and adversely affected.
Our long-term success depends on our ability to upgrade and update existing product offerings, modify and enhance acquired products and introduce new products, which meet our customers’ needs. Future upgrades and updates may include additional functionality, response to user problems or address compatibility problems with changing environments. We believe that our ability to provide these upgrades and updates frequently and at low costs is key to our success. Failure to release upgrades and updates could have a material adverse effect on our business, results of operations and financial condition. Our failure to introduce in a timely manner new products that are compatible with requirements preferred by users would materially and adversely affect our business, results of operations and financial condition.
(9) We do not intend to pay dividends.
Payment of dividends is within the discretion of our Board of Directors. Our Board of Directors does not intend to declare any dividends in the foreseeable future, but instead intends to retain all future earnings, if any, for use in our business operations.
(10) We are subject to risk of computer hackers’ attacks.
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
(11) Our subsidiaries are subject to termination.
Our agreements for our 76% held, 71.43% held and 93.67% held subsidiaries, respectively BBHL, Zhejiang Innoessen and Anji Bio, provides for an initial term of 50 years, 20 years and 10 years respectively. Following the Anji Memorandum, upon the completion, Anji Bio may be disposed and thus its term may be less than the initial term. In the event the term of agreements is not extended, the subsidiaries will be dissolved and liquidated pursuant to the provisions of the applicable law and the applicable agreements. In addition, subsidiaries may be terminated prior to the expiration of the agreements upon the occurrence of certain events, including without limitation, the inability of the enterprise to conduct its business due to financial losses or a breach of the agreements by one of the parties.
(12) We may not be able to adequately control the business of our subsidiaries. We have experienced integration issues with one of our subsidiaries.
We may not be as effective in providing and maintaining control over our operating subsidiaries and their business operations as direct or indirect owners of these businesses. We may not be able to take control of the operating subsidiary upon the occurrence of certain events, such as the imposition of statutory liens, judgments, court orders, death or capacity. Furthermore, if the operating subsidiary fails to perform as required, we will have to rely on the Chinese legal system to enforce our rights and due to the uncertainties that exist under Chinese Law about the structure of our organization, there is no guarantee that we will be successful in an enforcement action. In addition, the Chinese government may propose new laws or amend current laws that may be detrimental to our current relationships with our operating subsidiaries, which may in turn have a material adverse effect on our business operations.
We experienced problems while attempting to integrate Anji Bio as mentioned in the fourth and fifth paragraphs of the fourth risk factor under the subheading “Risks-Associated with Our Business”. The delayed preparation of our financial statements and the delayed filing of our Annual Report and the possible delisting of our common stock from Nasdaq have resulted from our integration problems with Anji Bio. The potential disposal of Anji Bio to the Anji Buyers in accordance with the terms of the Anji Memorandum will likely result in the incurrence by the Company of additional capital expenditures in order to restore its production capacity. In addition, substantial legal costs may result from litigations with Anji Buyers. As of date we do not have similar problems with any of our other subsidiaries, however we cannot be certain that such an incident may not recur.
(13) We may fail to consummate the settlement with the Anji Buyers.
Pursuant to the Anji Memorandum dated July 27, 2006, we have to complete the disposal of the Anji Bio before September 30, 2006. We cannot assure you that settlement can be completed on time. We may face the resuming of litigation and further diversion of our resources in dealing with the litigations which eventually may cause material adverse effect on our results of operations and financial conditions.
(14) We may not be able to successfully implement our growth strategies.
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
(15) We may face difficulties in implementing our acquisition strategy, including identifying suitable opportunities and integrating them with our existing operations.
As part of our business strategy, we intend to use partnerships and acquisitions to facilitate the introduction of new service offerings as well as to add capabilities that we do not currently have. For example, we may consider acquiring or entering into partnerships with firms that specialize in unique technology where expertise is not easily obtained.
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
(16) Unauthorized use of our intellectual property by third parties, and the expenses incurred in protecting our intellectual property rights, may adversely affect our business.
We rely on applicable trademark and copyright laws and confidentiality agreements with our employees, customers, business partners and others to protect our intellectual property rights in China. We own and have exclusive licenses to a number of China and foreign patents and patent applications, and intend to seek additional patents as we deem appropriate. Whether patents will be issued for any of our pending applications or even if patents are issued, it is uncertain that any claims allowed will be sufficiently broad to cover our products or to effectively limit competition against us. Furthermore, any patents that may be issued to us may be challenged, invalidated or circumvented. Litigation may result from our use of registered trademarks or common law marks and, if litigation against us were successful, a resulting loss of the right to use a trademark could reduce sales of our products and could result in a significant damage award. Although we intend to defend the proprietary rights, policing unauthorized use of proprietary technology and products is difficult. International operations may be affected by changes in intellectual property legal protections and remedies in foreign countries in which we do business.
Besides, despite our precautions, it may be possible for third parties to obtain and use our intellectual property without authorization. The validity, enforceability and scope of protection of intellectual property in technological industries are uncertain and still evolving. In particular, the laws and enforcement procedures in China do not protect intellectual property rights to the same extent as do the laws and enforcement procedures in the United States. Moreover, litigation may be necessary in the future to enforce our intellectual property rights. Future litigation could result in substantial costs and diversion of our resources, and could disrupt our business, as well as have a material adverse effect on our financial condition and results of operations.
(17) Because there is limited business insurance coverage in China, any business disruption or litigation we experience might result in our incurring substantial costs and the diversion of resources.

The insurance industry in China is still at an early stage of development. Insurance companies in China offer limited business insurance products and do not, to our knowledge, offer business liability insurance. While business disruption insurance is available to a limited extent in China, we have determined that the risks of disruption, cost of such insurance and the difficulties associated with acquiring such insurance make having such insurance impractical for us. As a result, except for directors and officers insurance, employees’ compensation insurance and fire insurance we do not have any other business liability, disruption or litigation insurance coverage for our operations in China. Any business disruption or litigation might result in our incurring substantial costs and the diversion of resources.
(18) We are subject to risks of acquisition of new business, products and technologies.
Our Internet Security and nutraceutical industries are highly competitive. They have experienced, and are expected to continue to experience, a significant amount of consolidation. It is one of our growth strategies to acquire or make investments in complementary companies, products and technologies in future. However, a number of companies, many of which have greater financial resources, marketing capabilities and research and development capacities than ours, are actively engaged in the development of products similar to the products we produce. These industries are characterized by extensive and ongoing research efforts. Other competitors may succeed in developing products superior to those we market. It may be difficult for us to maintain or increase sales volume and market share due to keep competiton and may have a material adverse effect on our financial conditions and results of operations.
Beside, our acquisitions and strategic investments involve a number of risks and we may not realize the expected benefits of these transactions. We may lose all or a portion of our investment. Our available cash and securities may be used to buy or invest in companies or products, which could result in significant acquisition-related charges to earnings and dilution to our shareholders. Moreover, we may have to incur or assume the acquiree’s liabilities, including liabilities that are unknown at the time of acquisition, which may result in a material adverse effect on us.
In the event that the acquiree does not perform as anticipated, we would be required to incur a significant impairment of goodwill. Any impairment of goodwill may adversely and materially affect our results of operations and financial conditions.
(19) We may need additional financing.
Our business currently has limited amounts of capital. The existing capital is only sufficient for maintaining our current level of business. As we increase our sales and expand our business or follow our intended growth strategy through continuous acquisitions of new businesses, we may need additional funding sooner than anticipated. We cannot assure you that such financing would be available on terms satisfactory to us, if at all. If we need to pay higher than anticipated costs for additional financing, our results of operations or financial conditions may be materially and adversely affected. Besides, upon new shares issued for financing or acquisition purposes, interests of existing shareholders will also be diluted.
(b) Risks Associated with China
A substantial majority of our assets are located in China and a substantial majority of our revenue is derived from our operations in China. Accordingly, our business, financial condition, results of operations and prospects are subject, to a significant extent, to economic, political and legal developments in China.
(1) We are subject to risks relating to operating a business in China.
We may face foreign competition as a result of China’s entry into the WTO. China formally became a member of the WTO in 2002. China is required to reduce tariffs and to eliminate other trade restrictions, which may lead to increased foreign investment and foreign competition in China’s markets from international companies and the impact of which on China’s economy and our business would remain uncertain. The foreign competitors are usually characterized by better research and development and financial backup who can bear a longer period of net operating loss and have larger scaled marketing campaign. Even with locally developed products occupying the majority of the existing market share, we cannot assure you that this strength will be maintained, particularly when foreign competitors form joint ventures with certain local competitors. Any success in increasing market share by foreign competitors will materially and adversely affect our business, results of operations and financial condition.
We may experience foreign currency losses due to fluctuations in exchange rates. The Chinese government controls the conversion of the Chinese currency, the Renminbi. We must rely on the Chinese government’s foreign currency conversion policies, which may change at any time, in regard to our currency exchange needs. In 2005 and 2004, respectively 100% and 40.8% of our total revenue was received in Renminbi, which is not freely convertible into other foreign currencies. In China, the government has control over Renminbi reserves through, among other things, direct regulation of the conversion of Renminbi into other foreign currencies and restrictions on foreign imports. Although foreign currencies which are required for current account transactions, such as the payment of dividends to shareholders to foreign invested enterprises such as ourselves, can be bought freely at authorized Chinese banks, the proper procedural requirements prescribed by Chinese law must be met. At the same time, Chinese companies are also required to sell their foreign exchange earnings to authorized Chinese banks and the purchase of foreign currencies for capital account transactions still requires prior approval of the Chinese government. This type of heavy regulation by the Chinese government of foreign currency exchange restricts certain of our business operations and a change in any of these government policies, or any other, could further negatively impact our operations.
In addition, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. For example, due to the recent devaluation of the U.S. dollar against other reserve currencies, as well as pressure from a number of other governments (including the United States), the Chinese government has indicated that it may adjust the current rate at which Renminbi-U.S. dollar exchanges are fixed, as well as reevaluate its decades-old policy of using a fixed-rate regime to govern foreign currency transactions, although the Chinese government has not committed itself to take any such action currently. Fluctuations in the exchange rate will also affect the relative value of any dividend we issue which will be exchanged into U.S. dollars and earnings from and the value of any U.S. dollar denominated investments we make in the future.
Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to successfully hedge our exposure at all. In addition, our currency exchange losses may be magnified by Chinese exchange control regulations that restrict our ability to convert Renminbi into foreign currency.
Because a significant portion of our revenue and cash operations are denominated in Renminbi, fluctuations in exchange rates between U.S. dollars and Renminbi will affect our balance sheet and earnings per share in U.S. dollars.
Our operations and assets in China are subject to significant political and economic uncertainties. Changes in laws and regulations, or their interpretation, or the imposition of confiscatory taxation, restrictions on currency conversion, imports and sources of supply, devaluations of currency or the nationalization or other expropriation of private enterprises could have a material adverse effect on our business, results of operations and financial condition. Under its current leadership, the Chinese government has been pursuing economic reform policies that encourage private economic activity and greater economic decentralization. There is no assurance, however, that the Chinese government will continue to pursue these policies, or that it will not significantly alter these policies from time to time without notice.
We may have limited legal recourse under Chinese law if disputes arise under our contracts with third parties. The Chinese legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedential value. In 1979, the Chinese government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past 25 years has significantly enhanced the protections afforded to various forms of foreign investment in China. However, the laws, regulations and legal requirements are constantly changing, and their interpretation and enforcement involve uncertainties. These uncertainties could limit the legal protections available to us and other foreign investors, including you. In addition, we cannot predict the effect of future developments in the Chinese legal system, particularly with regard to the Internet, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. The Chinese government has enacted some laws and regulations dealing with matters such as corporate organization and governance, foreign investment, commerce, taxation and trade. However, their experience in implementing, interpreting and enforcing these laws and regulations is limited, and our ability to enforce commercial claims or to resolve commercial disputes is unpredictable. Due to our current business operations, we may be subject to the implementations, interpretations and enforcement of China’s laws by its courts or governmental agencies in connection with our contracts with third parties. The resolution of any such matters may be subject to the exercise of considerable discretion by agencies of the Chinese government, and forces unrelated to the legal merits of a particular matter or dispute may influence their determination. Any rights we may have to specific performance, or to seek an injunction under Chinese law, in either of these cases, are severely limited, and without a means of recourse by virtue of the Chinese legal system, we may be unable to prevent these situations from occurring. The occurrence of any such events could have a material adverse effect on our business, financial condition and results of operations.
The recurrence of Severe Acute Respiratory Syndrome (“SARS’) in China, or similar adverse public health developments, such as Bird Flu (Avian Influenza), may materially and adversely affect our business and operating results. From December 2002 to June 2003, China and certain other countries experienced an outbreak of a new and highly contagious form of atypical pneumonia now known as severe acute respiratory syndrome, or SARS. On July 5, 2003, the World Health Organization declared that the SARS outbreak had been contained. Since September 2003, however, a number of isolated new cases of SARS have been reported, most recently in central China in April 2004. During May and June of 2003, many businesses in China were closed by the Chinese government to prevent transmission of SARS. Any recurrence of the SARS outbreak, or a development of a similar health hazard in China, may adversely affect our business and operating results. For instance, a recurrence of SARS or the spread out of Bird Flu or any other epidemic in China may reduce the level of economic activity in affected areas and negatively impact China’s economy. In addition, health or other government regulations may require temporary closure of our offices, which will severely disrupt our business operations and have a material adverse effect on our financial condition and results of operations.

(2) Our business may be adversely affected by Chinese government regulations.
Internet Security
China is regulating its Internet sector through new pronouncements and regulations regarding the legality of foreign investment in the Chinese Internet sector, the existence and enforcement of content restrictions on the Internet and the availability of securities offerings by companies operating in the Chinese Internet sector. There are substantial uncertainties regarding the proper interpretation of current and future Chinese Internet laws and regulations. Although we believe and have been advised that many current regulations will not apply to us, we cannot assure that existing or future regulations will be interpreted differently.
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
Nutraceutical Business
Several government agencies in China regulate the manufacturing, packaging, labeling, advertising, promotion, distribution, and the sale of nutrition, health, beauty, and weight management products.
According to the Food and Health Hygiene Law of China, and health dietary supplement is subject to the inspection by the Center of Inspection of Health Dietary Supplement. The maker of the medicine needs to obtain approval from the Bureau of Health Dietary Supplement of Department of Drug Registration.
There is also regulation governing the production and distribution of food ingredients and additives issued by the Ministry of Public Health of China. The test including intoxication and safety reports of the health dietary supplement. Manufacturing of health and dietary supplement must be done by facilities that have passed the inspection of GMP for Health Dietary Supplement.
If we are found to be in violation of any existing or future Chinese laws or regulations, the relevant Chinese authorities would have broad discretion in dealing with such a violation, including, without limitation, the following:
-	levying fines;

-	revoking our business license;

-	requiring us to restructure our ownership structure or operations; and

-	requiring us to discontinue any portion or all of our business.

(c) Risks Related to Our Technology and Product Research and Development
(1) Inspection of Manufacturing Facilities
The China regulatory agencies may periodically inspect our manufacturing facilities and certain facilities of our suppliers of our nutraceutical business. Such inspections resulted in the identification of certain minor deficiencies. We developed and implemented action plans to remedy the deficiencies. Should these deficiencies not be remedied to the satisfaction of the regulatory body, product supply could be affected and our operating results could be adversely affected.
(2) Possible Claims Relating to Products
We could be exposed to possible claims for personal injury resulting from allegedly defective products manufactured by third parties with whom we have entered into manufacturing agreements or by us. We do not maintain product liability insurance coverage for claims arising from the use of our products. Therefore, we could be subject to product liability claims in excess of our financial ability. Any significant product liability claims not within the scope of our insurance coverage could have a material adverse effect on us.
(3) We must respond quickly and effectively to new research and developments.
Our businesses are highly dependent on new products. Our failure to maintain the superiority of our research capabilities or to respond effectively to technological changes could adversely affect our business, results of operations or financial condition. Our future success also depends on our ability to enhance products and introduce new products to respond to changing market trends. If we are unable to successfully develop and bring to market new products in a timely manner, our competitors’ products may render ours noncompetitive or obsolete. Any such event would have a material adverse effect on our operating results.
(d) Risks Associated with Investing in our common stock.
Stock prices of technological-related companies, particularly companies with business operations primarily in China, have fluctuated widely in recent years, which could result in substantial losses to investors.
(1) Our stock price has been and may continue to be volatile.
Our stock price was volatile and ranged from a per-share high of US$14.5 to low of US$1.20 during the period from January 1, 2005 to August 31, 2006. On August 31, 2006, the closing price of our common stock was US$3.46 per share. Many factors affect our stock price which we cannot control. Our ability to meet the expectations of investors with respect to our operating and financial results may contribute to current and future stock price volatility.
On February 3, 2006, the Nasdaq Stock Market, Inc. halted trading of our common stock at a trading price of $9.64 requesting “additional information” . The Company provided the additional information on February 6, 2006 and trading resumed at 2:15 p.m. New York Time on that date. Our stock price may be adversely affected by the performance and fluctuation of the stock prices of other technology companies with business operations mainly in China that have listed their securities in the U.S.
The price and trading volume of our common stock may be highly volatile for business specific reasons. Factors such as variations in our revenue, earnings and cash flow, announcements of new investments, cooperation arrangements or acquisitions, and fluctuations in market prices for our services and technological products could cause the market price for our common stock to change substantially. Any of these factors may result in large and sudden changes in the volume and price at which our common stock shall trade. There is no assurance that these factors will not occur in the future.
(2) Our stock may be delisted from trading on the NASDAQ Stock Market
On July 19, 2006, we received correspondence from the Nasdaq Stock Market indicating that as a result of our failure to timely file with the Securities and Exchange Commission this Annual Report on Form 20-F for the fiscal year ended December 31, 2005, we are not in compliance with the Nasdaq requirements for continued listing set forth in Nasdaq Marketplace Rule 4320(e)(12). Nasdaq Marketplace Rule 4320(e)(12) requires us to make on a timely basis all filings with the Securities and Exchange Commission, as required by the Securities Exchange Act 1934, as amended.
Our securities were subject to delisting from the Nasdaq Stock Market beginning at the opening of business on July 28, 2006. We have appealled the Nasdaq Staff’s determination by requesting a hearing before the Nasdaq Listing Qualifications Panel, which has delayed the delisting of our common stock pending the

Panel’s review and determination. The hearing was held on September 7, 2006. We are awaiting the Panel’s determination. There can be no assurance that the Panel will grant our request for continued listing.
(3) The sale or availability for sale of substantial amounts of our common stock could adversely affect their market price.
Sales of substantial amounts of our common stock in the public market in future, or the perception that these sales could occur, could adversely affect the market price of our common stock and could materially impair our future ability to raise capital through offerings of our common stock.
(4) Rights of Shareholders under British Virgin Islands Law May Be Less Than Those of Shareholders in U.S. Jurisdictions.
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
It is unknown whether the courts of the British Virgin Islands would enforce, either in an original action or in an action for enforcement of judgments of United States courts, liabilities which are predicated upon the securities laws of the United States.
(5) Compliance with requirements under Section 404 of the Sarbanes-Oxley Act of 2002
Our company will become subject to Section 404 of the Sarbanes-Oxley Act of 2002 in the fiscal year ending December 31, 2007, and will need to evaluate and test our abilities to comply with the statute as well as take such remedial actions that may be necessary to ensure our compliance. We cannot be certain that evaluations, tests and remedial actions will all be timely completed. We also do not know how compliance with Section 404 of the Sarbanes-Oxley Act of 2002 will affect our operations.
Our efforts to comply with Section 404 of the Sarbanes-Oxley Act of 2002 may present us with significant challenges. In connection with their audit of our consolidated financial statements as of and for the year ended December 31, 2005, our independent registered public accounting firm, identified to our management and audit committee certain internal control deficiencies in our internal control over financial reporting that they considered to constitute material weakness in our internal control over financial reporting. See the section headed “Item 15 — Controls and Procedures”. If up to the fiscal year ending December 31, 2007, we are unable to effectively implement the measures necessary for our compliance with Section 404 of the Sarbanes-Oxley Act of 2002, including any remedial actions that are required to address any internal control weakness already detected by our independent registered public accounting firm, our auditors may not be able to provide us with an attestation regarding the effectiveness of our internal control over financial reporting. Even if our management believes that our internal control over financial reporting is effective, our independent registered public accounting firm may disagree. In addition, if they are not satisfied with our internal control over financial reporting or the level at which our controls are documented, designed, operated, reviewed or evaluated, or if they interpret the relevant requirements, rules or regulations differently from us, then they may decline to attest to our management’s assessment or may issue an adverse opinion.
Any of these possible outcomes may result in an adverse reaction in the financial marketplace and/or a loss of investor confidence in the reliability of our consolidated financial statements. We could also become subject to regulatory investigations and sanctions by regulators such as the Securities and Exchange Commission. We may also be required to incur greater than expected costs to improve our internal control processes. All of these factors could materially and adversely affect our business.
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
On October 31, 2005, the Company acquired from Beijing Holdings of the 51% equity interest of the issued and outstanding stock of CNT and on December 22, 2005, the Company exercised the option to acquire from Beijing Holdings the remaining 49% equity interest of CNT and close the transaction on the same day. As a result of closing the transactions, the Company became the shareholder of 100% equity interest in CNT. CNT currently owns 71.43% interest in Zhejiang University (Hangzhou) Innoessen Bio-technology Inc. (“Zhejiang Innoessen”), which then owns 93.67% interest in Anji Science Bio-Product Inc. (“Anji Bio”) and 51% in Jian’ou Yingshi Food Technology Ltd (“Jian’ou”). Zhejiang Innoessen is the head office of CNT’s research and development and sale and marketing functions. Anji Bio is currently the manufacturing center and Jian’ou is the newly established manufacturing base in Fujian, China. CNT also owns 100% of Shenzhen Innoessen Bio-Tech Inc. which is engaged in sales and marketing of nutraceutical products in South China. CNT was incorporated in the British Virgin Islands on January 28, 2003.
The following diagram illustrates our corporate and share ownership structure as at August 31, 2006:

Our registered office is located at P.O. Box 71, Craigmuir Chambers, Road Town, Tortola, BVI. Only corporate administrative matters are conducted at this office, through our registered agent, HWR Services Limited. Our principal executive office is located at Room 2413-18, Shui On Centre, 8 Harbour Road, Wanchai, Hong Kong.
B. Business overview.
The Company used to be engaged primarily in providing information network security solutions in People’s Republic of China. The Company’s certified hardware and software products are used by numerous Chinese business enterprises, financial institutions and government agencies and have been rewarded as the leading network security solutions in China. With the acquisition of CNT in 2005, which develops nutraceutical products utilizing bio-active components of bamboo, the Company has entered the Chinese nutraceutical market. All sales of the Company are conducted in China . The Company’s major shareholder is Beijing Holdings. As of August 15, 2006, Beijing Holdings was the beneficial holder of 62.73% of the Company’s outstanding shares of Common Stock.
Market Overview
Network Security Business:
The Chinese network security market has grown during the last three years. According to IDC’s recently released China IT Security Product Market Size and Forecast, 2006 – 2010 (2005 Second Half) (File No.: CN324100N), the 2005 total sales of the IT security market in China amounted to approximately US$378 million, which was US$15 million higher than that estimated by the IDC in early 2005. It is also expected that the performance of the China security market will maintain a steady growth rate, with an annual CAGR of approximately 20.9% in the coming five years. It is estimated that the 2010 total sales will reach US$976 million.
Nutraceutical Business:
According to the statistics from the Market Research Committee of the Association of Health Care of China, the health dietary supplement market in China is RMB 60 billion with a growth rate of approximately 20% per annum. There are approximately 2,025 dietary supplement companies in China. Most of them are small in size. Most of the products are based on traditional Chinese medicinal and manufacturing processes. Approximately 50% of the market is located in Beijing, Shanghai, Guangdong, and Zhejiang province.
We believe that the market will continue to grow as more people become concerned with health and have more disposable income. Following increased urbanization, an estimated 300 million people in the next 10 years will add constant growth element to the market in cities.
The products are likely to become more scientifically based, have higher potency, and higher value added to human health. New technology results in new products and result in a change from traditional methods of production. The functional food market in China is still in its early stage and is expected to experience high growth with a focus on food ingredients and health dietary supplement.
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
Upon the acquisition of BHLNet, we positioned ourselves as a provider of system integration services, network security and network management solutions. As a result of our limited investment in research and development at the initial stage, due to our difficulties in recruiting qualified staff and our reliance on a shift of mature technologies from the Institute of Computing Technology (“ICT”), our products were generally similar to those provided by our competitors. In order to be pioneers in our key markets, we switched our business focus to self-developed security software in 2001 and had established a research and development team formed by experienced research staff recruited from universities and competitors. This change was proved to be successful, in particular in the development of the Intranet / Internet Physical Separation Security Solution (the “IPSSS”), a unique product which was generally recognized and certified by the relevant government agencies and had accounted for the majority of the 2002 sales. In 2003, based on the technology backbone of the IPSSS, we further developed the BHL Information Security Gate System (the “Security Gate”). The Security Gate enhanced the safe exchange of information between two networks which were completely physically separated.
The management believed that along with China’s tremendous economic growth, there are emerging industries positioned to become the future growth engine for the new economy. The Company needs to seize the opportunity of entering into these emerging industries in China. The acquisition of CNT opened the door for the Company to venture into the nutraceutical industry, which is one of the most promising industries of the new economy. This industry is expected to have high growth opportunity as well as above average return on investment. The Company completed the acquisition of the entire issued share capital of CNT in December 2005 and the Company’s management expected the newly acquired business will contribute to the revenue and profitability of the Company’s operation in the coming years.
The nutraceutical industry in China is still at its early stage of development. China has over 2000 years of history of herbal medicine. Herbal medicine in recent years has become increasing popular and is playing more important role in healing and enhancing overall wellbeing of human body and mind. China’s 1.3 billion of population with increasing purchasing power presents the largest growth market for nutraceutical products in the world. The intended acquisition brings cutting edge technology knowledge, unique products and applications, market experience, industry expertise and talents, and seasoned management team to the Company, giving the Company a very strong head start in this industry. The management believes that the Company can leverage its capital market strength to invest, consolidate and develop nutraceutical related industries in China and to achieve significant returns.
In 2005, the Company began to carry out its investment and acquisition strategy in these two industries by seeking companies with ownership of leading intellectual properties, proven products, unique value proposition in the marketplace, profitable, strong management team, and growing customer base.
Capital Expenditures
For our network security business, there were no significant amounts of capital expenditures incurred during the past three years. For our nutraceutical business, except for an aggregate amount of Rmb 2.4 million valued production line, located at the factory site controlled by Anji Bio, which was purchased but not used, all production lines purchased were assembled and utilized in our production before CNT was acquired by us in October 2005. The capital expenditures of CNT incurred for the fiscal years 2003, 2004 and 2005 were, respectively, approximately Rmb 0.23 million, Rmb 4.18 million and Rmb 3.08 million. As of December 31, 2005, except as disclosed above, we had no other capital commitments incurred.
Seasonal sales
The Company is not subject to seasonal fluctuations in its sales.

Source of raw materials
The major raw materials used in our network security business are computer components such as integrated circuits and circuits boards. All of these raw materials could be easily purchased from the open market at competitive price. Besides, we are not subject to shortage of raw materials as there existed a huge number of suppliers.
For our nutraceutical business, the primary raw material used in our product is bamboo leaf. Bamboo leaf is purchased annually in the winter of each year from local farmers. There are no recurring contracts with the farmers.
Description of Products and Services
Network Security Business:
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
Our most outstanding products in the network security sector include Security Gate and IPSSS. Due to complicated technical requirements, we believe these products face the lowest competition in the market and provide us the highest gross profit margin compared to other products in the market. Security Gate is a newly developed technology. We believe its acceptance by users will expand, particularly by government agencies. In 2005, we successfully developed the Security Gate application for the Power Supply Industry. We plan to further focus on the development of a series of Security Gate applications in future in order to fit the specific requirements of different industries.
Another service of ours is network management. Network management primarily includes the BHL LDAP Catalogue Server, BHL Search Engine V2.0, BHL Charging Proxy of Network Expenses and BHL Re-broadcasting system V2.0. These products are highly efficient, intelligent and provide high performance in assisting enterprises in increasing the automatic abstraction and classification of information influx and control of network expenses.
Nutraceutical Business:
The newly acquired subsidiary, CNT, is a leading nutraceutical company in China. CNT has developed a series of nutraceutical products based on bamboo extracts and other botanical plants.
Scientists at CNT discovered that various parts of bamboo (leaf, bark and shoot) are rich in bio-active components such as flavonoids, lactones, terpenoids, sterols, and polysaccharides, that are known to have medical and health benefits. Extractives of bamboo (EOB) made with CNT’s state-of-art biotechnology have multiple applications, as pharmaceutical ingredients, nutraceutical dietary supplements, and an organic anti-oxidant food additive.
The research and development team of CNT has developed 10 patented applications of bamboo extractives in nutraceutical and pharmaceutical fields. There are four major product lines based on the patents: 1) Zhukangning Capsule as a dietary supplement; 2) EOB product series as pharmaceutical ingredients and functional food additives; 3) AOB antioxidant as a natural food preservative; 4) EOBS and EOBB product pipeline for applications in medicine and food industries.
Business Strategy
We intend to achieve our business goals primarily through the following strategies:
Expanding distribution channels by cooperating with market leaders

Since it is costly to establish owned distribution channels, we will cooperate with enterprises having wide and mature distribution channels in China to enhance easier penetration of our products into more industrial sectors, through OEM (producing under their brand name) production of their products. Through the established distribution networks of these large enterprises, we believe we can penetrate into the market at minimum cost.
In addition, in connection with our nutraceutical business, we plan to target manufacturers of food and beverages in China. We are working with industry organizations in meat processing, seafood, canned and preserved food, and fast food to provide research results, product information and their applications within each industry. We also work with the Ministry of Health and State Food and Drug Agency to create industry standards which would adopt our product specifications. By making our products an example of approved industry standards, we may create an entry barrier for competition and ensure our leading position in the industry.
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
Acquiring companies with potential and expansion of product applicability
Following the appointment of our new Chief Investment Officer in May 2005, we have achieved growth through merger and acquisitions.
In connection with our Internet Security business, we plan to expand our product lines to cover additional industries. We have successfully developed Security Gate for Power Supply Industry and plan in the current year to focus on upgrading Security Gate for the Transportation Industry. In connection with our nutraceutical business, we plan to acquire other nutraceutical businesses in China to expand our product lines from bamboo based to other herbal extracts, including tea, gingko, and soy.
   C. Organizational structure.
We conduct substantially all of our business through BBHL and Zhejiang Innoessen, our respective 76% and 71.43% indirect subsidiaries.
The following table set forth the details of our subsidiaries as at the date of this Annual Report:

	Country of	Ownerships
Name	Incorporation	Interests	Direct Parent
BHL Networks Technology Co Ltd (“BHLHK”)	Hong Kong	100%	China Technology Development Group Corporation

Jingle Technology Co Ltd (“Jingle”)	BVI	100%	China Technology Development Group Corporation

BHL Networks Technology Co Ltd (“BHLNet”)	Cayman Islands	100%	Jingle

Beijing BHL Networks Technology Co Ltd (“BBHL”)	China	76%	BHLNet

China Natures Technology Inc. (“CNT”)	BVI	100%	China Technology Development Group Corporation

	Country of	Ownerships
Name	Incorporation	Interests	Direct Parent
Zhejiang University (Hangzhou) Innoessen Bio-technology Inc. (“Zhejiang Innoessen”)	China	71.43%	CNT

Shenzhen Innoessen Bio-Tech Inc. (“Shenzhen Innoessen”)	China	100%	CNT

Anji Science Bio-Product Inc. (“Anji Bio”)	China	93.67%	Zhejiang Innoessen

Jian’ou Yingshi Food Technology Ltd (“Jian’ou”)	China	51%	Zhejiang Innoessen

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
CNT is currently an investment holding company for our nutraceutical business. It owns 71.43% interest in Zhejiang Innoessen, which then owns 93.67% interest in Anji Bio. Zhejiang Innoessen is the head office of CNT’s research and development and sale and marketing functions. Anji Bio is currently the manufacturing center. Shenzhen Innoessen was established in Shenzhen and was wholly owned by the CNT. It acted as the sale and marketing office of our nutraceutical business in the South China.
In January 2006, Zhejiang Innoessen entered into a joint venture agreement with Fujian Jian’ou Food Production Limited, pursuant to which, Jian’ou, the 51% subsidiary of Zhejiang Innoessen, was established as our additional production center in Fujian Province, another bamboo rich area in China. Since early June of 2006, however, the Fujian Province of China had been subject to the worst heavy rainstorms and floods in the past fifty years, Jian'ou, one of the cities in the Fujian Province, suffered the most damage. As a result of this flooding, the production facilities held by Fujian Jian'ou, having started their trial run in May 2006, were damaged and all operations of Fujian Jian’ou were stopped. Management is in the process of quantifying the losses suffered by the Company as a result of this flood. Management’s preliminary assessment is that the cleanup of the site and restoration of the factory's capability will not be completed before the middle of September 2006.

D. Property, plant and equipment.
Our principal executive office is located at Room 2413-18, Shui On Centre, 8 Harbour Road, Wanchai, Hong Kong. We signed a month-to-month lease on May 20, 2005, for a period of two years, with monthly rent of Rmb 33,000.
BBHL leases its office at Room 214-216, Tai Li Min Yuan Office Building, No. 1, Wai Guan Xie Street, Chaoyang District, Beijing, 100011, China (“Tai Li Min Yuan”) at a monthly rent of Rmb 53,000 for a period of two years commencing September 20, 2002. Upon the expiry of the lease agreement on September 20, 2004, BBHL exercised the option granted by the lease agreement to extend the lease for an additional one year at the same terms. Due to an increase in number of staff, BBHL also leased another office at Room 316 of Tai Li Min Yuan, at a monthly rent of Rmb 11,000, for the period from June 1, 2005 to October 31, 2005. BBHL has subsequently obtained oral extensions of each of these two leases of office space on the same terms as those contained in the expired leases.
CNT’s manufacture facility, Anji Bio, is located at Anji City, Zhejiang Province, one of the top ten cities in China with the richest bamboo resources. The facility of Anji Bio was approved to manufacture bamboo flavonoids in March, 1998, by the Department of Health, Zhejiang Province.
There are two production lines controlled by Anji Bio. The older line has an annual production capacity of ten tons of flavonoids and its current utilization is approximately 50%. The new line was purchased in 2004. It has an annual production capacity of 50 tons of flavonoids, however, it has not been used since acquired because our sales growth is lower than expected.
Since their acquisition, we have not to our knowledge violated any environmental laws, ordinances or regulations, and believe that all of our operations comply fully with applicable environmental laws.
On July 27, 2006, we entered into the Anji Memorandum with the Anji Buyers pursuant to which, among other things, we agreed to dispose Zhejiang Innoessen’s equity interest in Anji Bio, the sole production base of our nutraceutical business. Pursuant to the Anji Memorandum, part of the consideration for the disposal of Anji Bio’s shares will be settled by the transfer to Zhejiang Innoessen of unused new production line as mentioned above. In anticipation of the sale, we are in the process of making arrangements with other producers to service our nutraceutical business. We are in the process of selecting such potential producers and have identified at least one such producer, subject to final cooperative agreements pending finalization.
We intend that our flooded production line located in Jian’ou will be used for production of a new product. Since time is required to repair the line and cleanup the factory site, the launch of this new product will be delayed. We have been informed by our engineers, following their Completion of an assessment, that the flooded production line can be restored to its full function again.
Assuming that the above arrangements are finalized with potential producers and the production line is restored to its full function, we believe that physical facilities are adequate to conduct our business for the next twelve months.
Item 4A. Unsolved Staff Comments
Not applicable.
Item 5 Operating and Financial Review and Prospects
MANAGEMENT’S DISCUSSION AND ANALYSIS
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
All financial data referred to in the following management’s discussion has been prepared in accordance with U.S. GAAP. Results of operations for the years ended December 31, 2003, 2004 and 2005 refer to our audited consolidated results. U.S. GAAP requires that we adopt the accounting policies and make estimates that management believe are most appropriate in the circumstances for the purposes of giving a true and fair view of our results and financial condition. Our principal accounting policies are set forth in Note 2 to our consolidated financial statements. However, different policies, estimates and assumptions in critical areas could lead to materially different results. Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties and potentially result in materially different results under different assumptions and conditions. We believe the following critical accounting policies may affect our judgments and estimates used in the preparation of this consolidated financial statements: -
Revenue recognition. Our revenue includes product sales and the rendering of services. Revenue is generally recognized when all of the following criteria are met (i) persuasive evidence of an arrangement exists; (ii) delivery has occurred or services have been rendered; (iii) the sellers’ price to the buyer is fixed or determinable, and (iv) collectibility is reasonably assured. Specially, product sales represent the invoiced value of goods, net of discounts, supplied to customers. Revenues of product sales are recognized upon delivery to customers and when title has passed. Rendering of services represent fees charged on the provision of information technology and network security consultancy services. Fees on such services are recognized upon the completion of the underlying services and when collectibility to the fees is reasonably assured.
Impairment. Annual impairment test for goodwill is carried out in two steps. The first step of the impairment test which is used to identify potential impairment, compares the fair value of the reporting unit with its carrying amount, including goodwill. The fair value is determined by the forecasted discounted net cash inflows of the reporting unit for a period of five years. If the carrying amount of the reporting unit exceeds its fair value, goodwill of the reporting unit is considered impaired. The second step of the impairment test quantifies the amount of the impairment loss by comparing the carrying amount of goodwill to its implied fair value. An impairment loss is recorded to the extent the carrying amount of goodwill exceeds its implied fair value. Goodwill must be tested for impairment at least annually, or more frequently if warranted. The Group has performed the required impairment test for 2005 and no impairment loss was identified.
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

Recent accounting pronouncements.
In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard (“SFAS”) No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123R”). This statement is a revision to SFAS No. 123 and supersedes APB Opinion No. 25. This Statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services, and addresses transactions in which an entity obtains employee services in share-based payment transactions. Entities are required to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service, the requisite service period (usually the vesting period), in exchange for the award. The grant-date fair value of employee share options and similar instruments are to be estimated using option-pricing models. If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification. This statement is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. In accordance with the standard, the Group is required to adopt SFAS No. 123R effective January 1, 2006.
     Upon adoption, the Group has two application methods to choose from: the modified-prospective transition approach or the modified-retrospective transition approach. Under the modified-prospective transition method the Group would be required to recognize compensation cost for share-based awards to employees based on their grant-date fair value from the beginning of the fiscal period in which the recognition provision are first applied as well as compensation cost for awards that were granted prior to, but not vested as of the date of adoption. Prior periods remain unchanged and pro forma disclosures previously required by SFAS No. 123 continue to be required. Under the modified-retrospective transition method, the Group would restate prior periods by recognizing compensation cost in the amounts previously reported in the pro forma footnote disclosure under SFAS No. 123. Under this method, the Group is permitted to apply this presentation to all periods presented or to the start of the fiscal year in which SFAS No. 123R is adopted. The Company plans to adopt SFAS No. 123R using the modified-prospective transition method. Although the Group is currently evaluating the impact of this Standard, it is expected that the adoption may not have a significant impact on the results of operations and financial position.
     Subsequently in August, October and November 2005, the FASB released Staff Position (“FSP”) 123(R)-1, "Classification and Measurement of Freestanding Financial Instruments Originally Issued in Exchange for Employee Services under FASB Statement No. 123(R)," FSP123(R)-2, "Practical Accommodation to the Application of Grant Date as Defined in FASB Statement No. 123(R)" and FSP 123(R)-3, "Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards." Additionally, on February 1, 2006, the FASB issued FSP 123(R)-4, "Classification of Options and Similar Instruments Issued as Employee Compensation That Allow for Cash Settlement upon the Occurrence of a Contingent Event." The FSPs clarify certain accounting provisions set forth in SFAS No. 123(R). The requirements and guidance prescribed in SFAS No. 123(R), Staff Accounting Bulletin No. 107 and the FSPs is effective in 2006. The Group considers that the adoption of SFAS No. 123R will not have significant impact on its financial statements.
In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” (SFAS No. 154”), which was a replacement of APB Opinion No. 20 and FAS No. 3 effective for accounting changes made in fiscal years beginning after December 15, 2005. SFAS No. 154 requires restrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. It also requires that retrospective application of a change in accounting principle be limited to the direct effects of the change.

SFAS No. 154 also requires that a change in depreciation, amortization, or depletion method for long-lived, nonfinancial assets be accounted for as a change in accounting estimate effected by a change in accounting principle. The Company does not expect the adoption of SFAS No. 154 on January 1, 2006 to have a material impact on its results of operations and financial condition.
In November 2005, the FASB issued FSP FAS115-1 and FAS 124-1, which nullifies certain provisions of EITF Issue 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments", and completely supersedes EITF Topic D-44, "Recognition of Other Than Temporary Impairment upon the Planned Sale of a Security Whose Cost Exceeds Fair Value", addresses (1) determining when an investment should be considered impaired, (2) determining whether an impairment should be deemed other than temporary, and (3) measuring impairment loss. FAS 115-1 and FAS 124-1 are effective as of the beginning of the first interim or annual reporting period that begins after December 15, 2005. The Company does not expect the adoption of FAS 115-1 and FAS 124-1 on January, 2006 will have a significant effect on its financial statements.
In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets—An Amendment of FASB Statement No. 140" ("SFAS") No. 156. SFAS No. 156 requires that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable. The statement permits, but does not require, the subsequent measurement of servicing assets and servicing liabilities at fair value. SFAS No. 156 is effective as of the beginning of an entity's first fiscal year that begins after September 15, 2006, which for the Group will be as of the beginning of fiscal 2007. The Company does not believe that the adoption of SFAS No. 156 will have a significant effect on its financial statements.
In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" (“FIN 48”), which is an interpretation of SFAS No. 109, "Accounting for Income Taxes" (“SFAS No. 109”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109 and prescribes a recognition threshold and measurement attributable for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective as of the beginning of an entity’s first fiscal year that begins after December 15, 2006, which for the Group will be as of the beginning of fiscal 2007. The Company does not believe that the adoption of FIN48 will have a significant effect on its financial statements.
     A. Results of Operations
The following table presents selected statement of operations data and such data expressed as a percentage of net sales for the years ended December 31, 2003, 2004 and 2005.

	(Amounts in thousands, Rmb)
	2003		2004		2005(Note 1)
		Percentage		Percentage		Percentage
		of Net		of Net		of Net
	Amount	sales	Amount	sales	Amount	sales

Net sales	8,405	100%	2,720	100%	7,503	100%
Cost of sales	4,421	52.6%	1,394	51.3%	3,290	43.8%
Gross profit	3,984	47.4%	1,326	48.7%	4,213	56.2%
Selling, general and administrative expenses	8,362	99.5%	7,768	285.6%	21,971	292.8%
Impairment of goodwill	—	—	4,337	159.4%	—	—
Bad debt expense	—	—	—	—	(128)	1.8%
Operating loss	(4,378)		(10,779)		(17,886)
Interest income	119		243		302
Finance cost	—		—		(11)
Non-operating income	2,310		167		276
Non-operating expenses	—	—	—	—
Income tax provision	(249)		—		(9)
Minority interests – continuing operations	890		—		712
Loss from continuing operations	(1,308)	—	(10,369)	—	(19,244)
Discontinued operations Income/(loss) from discontinued operations	366		254		(288)
Net loss for the year	(942)		(10,115)		(19,532)
Note 1:
The results for the fiscal year ended December 31, 2005 included:
(1) the results for the period from November 1 to December 31, 2005 of our newly acquired CNT and its subsidiaries including Zhejiang Innoessen Anji Bio and Shenijhen Innoessen;
(2) the results for the period from January 1 to March 31, 2005 of the Zhuhai branch of BBHL which was disposed on March 31,2005; and
(3) the results for the period from January 1 to December 31, 2005 of the remaining operating units of BBHL and the Company and our other subsidiaries including Jingle, BHLHK and BHLNet.
The operating results for the years ended December 31, 2003 and 2004, together with the operating results from January 1 to March 31, 2005 of the Zhuhai branch disposed off (which represented the entire service rendering business segment of the Company) were grouped into the line of “Income/(loss) from discontinued operations”. A description of the disposal is also included in this Management Discussion and Analysis section (the “MD&A”) and this is referred to as “Disposed Section” in this MD&A.

The newly acquired CNT and its subsidiaries will be referred to as the CNT group in this MD&A.
The remaining operating units of BBHL, excluding the disposed Zhuhai branch, will be referred to as the “IT Operation” in this MD&A.
The Company, Jingle, BHLHK and BHLNet will be collectively referred to as “Corporate Office” in this MD&A.
Year ended December 31, 2005 compared to year ended December 31, 2004.
Revenues. Revenues increased by Rmb4.78 million, or 175.8%, from Rmb2.72 million of the year ended December 31, 2004 (the “2004 Period”) to Rmb7.5 million of the year ended December 31, 2005 (the “2005 Period”). The CNT group contributed a total revenues of Rmb 1.03 million for the 2005 Period after it was acquired by the Company. Excluding this, the revenues of the IT Operations increased by Rmb3.75 million, or 137.8%, from Rmb2.72 million, which of the 2004 Period to Rmb6.47 million of the 2005 Period. The increase was primarily due to: (1) the resumed contract with the Legend Group, which increased the revenues earned from this customer by Rmb1.79 million, or 260.6%, from Rmb0.68 million of the 2004 Period to Rmb2.47 million of the 2005 Period;. (2) the addition of one large customer in the 2005 Period, namely Wuxi Jiangnan Computing Research Center ("Wuxi Jiangnan"), which contributed Rmb1.39 million to our revenues; and (3) an increase in smaller sales contracts with other customers as a result of the increased acceptance of our products in the market.
Cost of sales. Cost of sales increased by Rmb1.90 million, or 136.0%, from Rmb1.39 million of the 2004 Period to Rmb3.29 million of the 2005 Period. The cost of sales of the CNT group amounted to Rmb0.80 million after it was acquired by the Company. Excluding this, the cost of sales of the IT Operations amounted to Rmb2.49 million, which was increased by Rmb1.10 million, or 78.6%, from Rmb1.39 million of the 2004 Period. The increase in cost of sales of the IT Operations was in line with the increase in net sales, however, the percentage increase was less than that of the net sales, as the majority of sales of the 2005 Period represented sales of self-developed products for which we had more effective control on material costs.
Gross profit. Gross profit increased by Rmb2.88 million, or 217.7%, from Rmb1.33 million of the 2004 Period to Rmb4.21 million of the 2005 Period. The gross profit of the CNT group amounted to Rmb0.23 million. Excluding this, the gross profit for IT Operations amounted to Rmb3.98 million, which was increased by Rmb2.65 million, or 200%, from Rmb1.33 million of the 2004 Period. As a percentage of sales, the gross profit margin of the IT Operations increased by 12.7% from 48.8% of the 2004 Period to 61.5% of the 2005 Period. The significant increase was mainly due to an increase in the proportion to 60% of revenues generated in the 2005 Period from large customers such as the Legend Group and Wuxi Jiangnan whose gross profit margin is between 68% and 72%, as compared to the proportion of 30% of the Company’s revenues generated from the Legend Group in the 2004 Period whose gross profit margin was 74%. Excluding these large customers, the gross profit margin of the Company’s remaining revenues during the 2005 Period was approximately 49%, which represented an increase of approximately 9%, from the Company’s gross profit margin of 40% of the 2004 Period.
Selling, general and administrative expenses. Selling, general and administrative expenses increased by Rmb14.2 million, or 182.8%, from Rmb7.77 million of the 2004 Period to Rmb21.97 million of the 2005 Period.
The increase in selling, general and administrative expenses was as a result of the following:
(1)	salaries and benefits increased by Rmb6.75 million, or 215.1%, from Rmb3.14 million of the 2004 Period to Rmb9.89 million of the 2005 Period. The salaries and benefits of the CNT group incurred since acquired amounted to Rmb0.19 million. Excluding this, the salaries and benefits of our IT operations and Corporate Office were increased by Rmb6.56 million, or 208.9%, from Rmb3.14 million of the 2004 Period to Rmb9.70 million of the 2005 Period. The increase was due primarily to significant increase in headcounts during the 2005 Period. The increase could be further segmented as follows:
(i) salaries and benefits of IT Operations increased by Rmb1.77 million, or 67.6%, from Rmb2.62 million of the 2004 Period to Rmb4.39 million of the 2005 Period, the increase was in line with our increase in headcounts from 37 employees during the 2004 Period to 63 employees during the 2005 Period;
(ii) salaries and benefits of our Corporate Office increased by Rmb 4.79 million, or 921.2%, from Rmb 0.52 million of the 2004 Period to Rmb 5.31 million of the 2005 Period. The significant increase was primarily due to: (a) an amount of Rmb2.48 million, being the difference between the exercise price and market price of options granted to the newly appointed chairman and CEO in the 2005 Period, was recognized as staff costs; and (b) the size of our Corporate Office team was expanded in the 2005 Period which included newly created co-Chief Executive Officer positions. An aggregate of eight employees were newly recruited, including two Co-CEOs and a Chief Scientist.

(2)	Rental charges increased by Rmb0.65 million, or 160.4%, from Rmb0.40 million of the 2004 Period to Rmb1.05 million of the 2005 Period. The rental charges incurred by the CNT group in the 2005 Period amounted to Rmb0.10 million. Excluding this, the rental charge was increased by Rmb0.55 million, or 136.4%, from Rmb0.41 million of the 2004 Period to Rmb0.95 million of the 2005 Period. The increase was mainly caused by:
(a)	a new office was rented in May 2005 in Hong Kong to accommodate the increase in headcount of our Corporate Office, thus leading to additional rental charges equal to Rmb0.3 million during the 2005 Period, compared to free use of office of the Beijing Holdings by the Company in the 2004 Period.; and

(b)	additional office space was rented for our IT Operations in June 2006, leading to increased rental expenses of Rmb0.25 million in the 2005 Period.
(3)	Audit fees increased by Rmb1.16 million, or 190.0%, from Rmb0.61 million of the 2004 Period to Rmb1.77 million of the 2005 Period, due primarily to increased audit work caused by increased activities of the Company.
(4)	Legal and professional fees increased by Rmb3.58 million, or 334.6%, from Rmb1.07 million of the 2004 Period to Rmb4.65 million of the 2005 Period. The significant increase was mainly due to:
(a)	Fees of Rmb0.84 million were incurred in the 2005 Period in connection with the Company’s pre-acquisition assessment of the CNT group. These fees included Rmb0.52 million for valuation, Rmb0.5 million for legal issues and Rmb0.34 million for independent audit;

(b)	A retainer fee of Rmb1.94 million was incurred in the 2005 Period in consideration for the non-exclusive advisory services performed by Ivory Capital Asia Pte. Ltd. to assist the Company in raising up to US$20 million;

(c)	A fee of Rmb0.69 million was accounted for in the 2005 Period as the fair value of the options granted to certain consultants recruited by the Company to provide capital market advisory services to the Company;

(d)	A consultants fee of Rmb0.60 million was incurred by BBHL relating to various sub-contractors for testing and post-sale maintenance services of the Security Gate.
(5)	Traveling and entertainment expenses increased by Rmb0.40 million, or 95.3%, from Rmb 0.43 million of the 2004 Period to Rmb0.83 million of the 2005 Period. The CNT group contributed Rmb0.11 million of the traveling and entertainment expenses of the 2005 Period. Excluding this, traveling expenses of our IT Operations and Corporate Office were increased by Rmb0.29 million, or 68.5%, from Rmb 0.43 million of the 2004 Period to Rmb0.72 million of the 2005 Period, due primarily to more frequent travel for acquisition of the CNT group and promotion of our business;
(6)	Amortization charge of intangible assets of Rmb0.22 million was incurred in the 2005 Period, being the amortization of the extraction of bamboo flavonoids and its application patents of the CNT group incurred for the period from November 1 to December 31, 2005.
(7)	Depreciation charge was increased by Rmb0.3 million, or 375.0%, from Rmb0.08 million of the 2004 Period to Rmb0.38 million of the 2005 Period, due primarily to increased fixed assets as a result of the acquisition of the CNT group.

Bad debt. Due to its long outstanding nature, bad debt of Rmb0.13 million had been accounted for in the 2005 Period, which mainly represented unrecovered advances to ex-staff and trade receivables of BBHL.
Non-operating income. Non-operating income increased by Rmb0.11 million, or 65.3% from Rmb0.17 million of the 2004 Period to Rmb0.28 million of the 2005 Period. The non-operating income mainly represented Rmb 0.11 million of dividend income received by Corporate Office in Hong Kong and Rmb0.16 million of subsidies from government in respect of a research project.
Non-operating expense. Non-operating expense of Rmb 2.63 million mainly represented the realization of Rmb2.60 million of the accumulated unrealized losses of our available-for-sale securities upon our disposal of such securities in the 2005 Period. These unrealized losses were reflected in previous years’ comprehensive income/loss.
Loss from discontinued operations. On March 31, 2005, BBHL had entered into agreement with Beijing Enterprise Development Corporation (“BEDC”), the shareholder of China Internet Technology Company Limited, the then 17.21% shareholder of the Company, to dispose its Zhuhai branch, at a cash consideration of Rmb1.3 million. The loss from discontinued operation represented: (1) net income of Rmb0.22 million, being the operating income of the Disposed Section up to the effective date of disposal, which represented the net effect of the revenues of Rmb1.04 million less the cost of sales and selling, general and administrative expenses of Rmb0.68 million and Rmb0.14 million respectively, and (2) loss of Rmb0.51 million, being the net loss of net assets of the Disposed Section disposed by the Company.
Net loss. Net loss for the 2005 Period was Rmb 19.53 million, an increase of Rmb 9.42 million, or 93.1%, from Rmb 10.11 million of the 2004 Period.
Year ended December 31, 2004 compared to year ended December 31, 2003.
Revenues. Revenues decreased by Rmb5.69 million, or 67.6%, from Rmb8.41 million of the year ended December 31, 2003 (the “2003 Period”) to Rmb2.72 million of the year ended December 31, 2004 (the “2004 Period”). The decrease was mainly attributable to the restructuring exercise undertaken by the Legend Group, the largest customer of the IT Operations, during the year, which led to cessation of revenue from it in the second and third quarters of the 2004 Period.
Cost of sales. Cost of sales primarily represented the direct material costs of our self-developed products sold to customers. Cost of sales of decreased by Rmb 3.03 million, or 68.5%, from Rmb 4.42 million of the 2003 Period to Rmb 1.39 million of the 2004 Period. The decrease in cost of sales was mainly due to the decrease in net sales.
Gross profit. Gross profit decreased by Rmb2.66 million, or 66.7%, from Rmb3.99 million of the 2003 Period to Rmb1.33 million of the 2004 Period. As a percentage of sales, gross profit of IT Operations increased by 1.4%, from 47.4% of the 2003 Period to 48.8% of the 2004 Period. The gross profit remained stable for the 2003 and 2004 Period.
Selling, general and administrative expenses. Selling, general and administrative expenses decreased by Rmb0.59 million, or 7.1%, from Rmb8.36 million of the 2003 Period to Rmb7.77 million of the 2004 Period.
The decrease in selling and general and administrative expenses was mainly due to the following factors:
(1)	Amortization of intangible assets and software development costs of our IT Operations decreased by Rmb1.09 million, or 100%. No amortization of intangible assets and capitalized software development cost were made for the 2004 Period as it had been fully amortized in the 2003 Period.

(2)	Depreciation charge decreased by Rmb0.4 million, or 84.2% from Rmb0.48 million of the 2003 Period to Rmb 0.08 million of the 2004 Period because most of the fixed assets had been fully depreciated in prior year.

(3)	Legal and professional fee increased by Rmb0.3 million, or 38.2%, from Rmb0.77 million of the 2003 Period to Rmb1.07 million of the 2004 Period, which was mainly due to increase in legal services incurred by our Corporate Office for our proposed registration of the Company’s 2000 stock option plan with the SEC and providing advice in respect of restrictions applicable to exercise of options.
(4)	Insurance expenses of our Corporate Office increased by Rmb 0.42 million, or 165.7, from Rmb 0.25 million of the 2003 Period to Rmb0.67 million of the 2004 Period. The increase was mainly due to the increased amount of our directors and officers insurance.
(5)	Audit fee increased by Rmb0.13 million, or 27.9%, from Rmb0.48 million of the 2003 Period to Rmb0.61 million of the 2004 Period, due primarily to the increased workloads of our independent registered public accounting firm.
Impairment of goodwill. The goodwill recognized before the 2005 Period was attributable to the purchase of BHLNet in 2000, and which was subject to an annual impairment test. The annual impairment test was performed based on a comparison between the fair value, which was determined by the forecasted discounted net cash inflow and our carrying amount of each of the reporting units. In the 2004 Period, an assessment for impairment was carried out after the annual forecasting process. In view of the underperformance of the IT Operations, the earning forecast was revised to a lower level. Based on the revised forecast, the present value of future cash flow of the IT Operations was lower than the carrying value of goodwill and therefore, a goodwill impairment loss of Rmb4.34 million was reported.
Non-operating income. Non-operating income decreased by Rmb 2.14 million, or 92.8% from Rmb2.31 million of the 2003 Period to Rmb0.17 million of the 2004 Period. The decrease was mainly due to the net combined effect of the following:
(1)	decrease of Rmb1.9 million, or 95%, from Rmb2 million of the 2003 Period to Rmb0.1 million of the 2004 Period, of realized gain on available-for-sale securities;
(2)	decrease of Rmb0.23 million, or 77.3%, from Rmb0.30 million of the 2003 Period to Rmb 0.07 million of the 2004 Period, of dividend income from marketable securities.
Income from discontinued operations. This represented the net operating gain of the Disposed Section in the 2004 Period, which comprised revenues of Rmb3.95 million, less cost of sales, selling, general and administrative expenses and impairment of goodwill of, respectively, Rmb2.76 million, Rmb0.53 million and Rmb0.41 million, resulting in a net operating gain of Rmb0.25 million. The revenue of the 2004 Period was Rmb3.95 million, which was increased by Rmb0.61 million, or 18.3%, from Rmb3.34 million of the 2003 Period, due primarily to increase in number of professional technicians requested by customers. The cost of sales of the 2004 Period was Rmb2.76 million, which was increased by Rmb0.55 million, or 25%, from Rmb2.21 million of the 2003 Period, due primarily to increase in discount given to the customers of the discontinued operations, as a term of the customer’s promising headcount increase in the 2004 Period.
Net loss. Net loss for the 2004 Period was Rmb10.11 million, an increase of Rmb9.17 million, or 973.8%, from Rmb0.94 million of the 2003 Period.
Taxation
Our Company, CNT and Jingle were incorporated under the laws of the British Virgin Islands (BVI), and under current BVI law, are not subject to tax on income or capital gains as we did not carry out business in BVI.
BBHL, Zhejiang Innoessen and Shenzhen Innoessen are all Sino-foreign joint ventures established in China. Pursuant to the applicable PRC income tax laws, they are fully exempt from the PRC state income tax for two years, starting from the first profit-making year followed by a 50% reduction over the ensuing three years (“tax holidays”). BBHL and Zhejiang Innoessen and Anji Bio incurred losses since their incorporation, and therefore, the tax holidays were not started.

BHLHK is subject to taxation in Hong Kong. Since no estimated net assessable profit is recognized for the 2005 Period , no tax provision is made for BHLHK. There was also no tax provision made for the 2004 Period because no net assessable profit was recognized. For the fiscal year ended December 31, 2003, a tax provision of Rmb0.25 million was incurred for net assessable profit estimated for the year.
In the Cayman Islands, there are no taxes other than import duties and stamp duty (at certain occasions). Therefore, BHLNet is not subject to taxes in the Cayman Island.
     B. Liquidity and capital resources
Cash flows and working capital
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
Our cash and cash equivalents on hand as of December 31, 2005 was Rmb18.32 million, which increased by Rmb13.07 million from Rmb5.26 million at the beginning of the year.
The net cash outflow of the operating activities of the 2005 Period was Rmb18.16 million, which increased by Rmb15.15 million, or 503%, from an outflow of Rmb3.01 million of the 2004 Period. The increase in net cash outflow of the 2005 Period was mainly due to increase in the selling, general and administrative expenses.
The net cash inflow of the investing activities of the 2005 Period was Rmb28.20 million, which increased by Rmb27.34 million, or 3,160.6%, from the net cash inflow of Rmb0.86 million of the 2004 Period. The significant increase in net cash inflow of the 2005 Period, was mainly due to the combined effects of: (1) withdrawal of Rmb6.76 million of funds previously kept in securities house; (2) withdrawal of Rmb10.08 million of funds previously held by Beijing Holdings and Beijing Holdings Investment Management Center (“BIMC”), a 100% subsidiary of Beijing Holdings incorporated in China, for security investment purpose; (3) proceeds of Rmb12.51 million received from disposal of available-for-sale securities; (4) cash of Rmb0.35 million disposed of upon disposal of our discontinued operations; and (5) outflows of Rmb0.88 million arising from purchases of property, plant and equipments.
As of December 31, 2005, after deducting the total liabilities from the cash and cash equivalents (“net cash balance”), we had a net cash balance of Rmb4.70 million, which increased by Rmb5.95 million from a cash deficit of Rmb1.25 million of the 2004 Period. We believe that we have enough cash resources to sustain our operation for the next twelve months.
Capital resources
There was no significant capital expenditures incurred for the years ended December 31, 2003, 2004 and 2005.
We do not have a fixed plan of capital expenditure for the year ending December 31, 2006. The Capital expenditures increased up to the date of this Annual Report, however, amounted to Rmb0.60 million as part of our share capital injected into Fujian Jian'ou. Capital expenditures in the 2004 and 2005 Periods have been funded through our retained cash.
We believes our current cash and cash equivalents will be sufficient to meet our anticipated cash needs, including for our working capital needs, for the foreseeable future. We may, however, require additional cash resources due to changes in business conditions or other future developments. If these sources are insufficient to satisfy our cash requirements, we may seek to sell debt securities or additional equity securities or obtain a credit facility. The sale of convertible debt securities obligations or additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in debt service obligations and could result in operating and financial covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

From time to time, we also evaluate potential investments, acquisitions or divestments and may, if a suitable opportunity arises, make an investment or acquisition or conduct a investment. As a result of the above possible actions, we may need to obtain additional funds through issuance of new equity or debt. Again, we may have to seek additional financing sooner than currently anticipated and there can be no assurance that we would be able to obtain additional financing on terms acceptable to us.
     C. Research and development, patents and licenses, etc.
Network Security Business:
We acquired, through BBHL, a technological platform for the development of Internet security devices from ICT of the CAS at a cash consideration of Rmb 4 million in 2000. This intangible asset had been fully amortized in 2003. Subsequent to that, we did not incur significant expenses in acquiring techniques but had maintained a research and development team to upgrade the existing products and all costs of which had been recorded as expenses in the consolidated statement of operations when incurred.
Nutraceutical Business:
Our major research and development section for bamboo-related products is in Zhejinag Innoessen, which is affiliated to Zhejiang University, China’s third largest university. Professor Ying Zhang is the section leader and, also, our Chief Scientist, with a team consisting of experienced scientists and graduate students. The research facility of Zhejiang Innoessen includes one analytical laboratory and a medium scale production facility for plant leaf extraction. The R&D team has been utilizing the extensive research resources within Zhejiang University, including one analytical laboratory and one pilot plant, and the outside research institutes such as Zhejiang Disease Control Center, Zhejiang Academy of Pharmaceutical, etc, to perform the world-class research and experiments. Their study on bamboo extractives has been published in numerous Chinese and international research journals, which has established Dr. Zhang as one of the international authorities in the field of biochemical utilization of bamboo.
Over the past eight years, Dr. Zhang and the R&D team had filed in China ten patents on the chemical components, preparation techniques, and the nutraceutical applications of bamboo extractives. As of December 31, 2005, three out of the ten filed patents had been approved by the State Department of Health in China and had been applied in manufacturing Bamboo Flavonoid Powder, Zhukangning Capsule and Bamboo Health Beer.
The R&D team works closely with Anji Bio for technical trouble shooting and the scale-up manufacturing of each new product and its procedure. The team has developed analytical testing methods for the Quality Control Laboratory of Anji Bio, and provided technical support for the manufacture.
The ten patents filed in China are:
Preparation method of flavonoid concentrate and powder from bamboo leaves.
This patent was filed on March 17, 1998 and was granted in year 2001. This invention claims a manufacturing procedure of extracting flavonoids from plants, particularly from bamboo leaves, to prepare flavonoids concentrate or powder. Using bamboo leaves as raw material, after going through extraction, separation, concentration, refining, or drying process, a product is obtained that contains highly concentrated bamboo leaf flavonoid glycosides, phytophenolic acidsanthraquinones-tertene lactones, etc. This preparation has excellent properties of antioxidation, free radical scavenging ability, and can lower blood lipids. It carries an original bamboo fragrance which can be used widely in various anti-ageing health food and as pharmaceutical ingredients.
A health beer fortified with bamboo leaf flavonoids.
This patent was filed on March 17, 1998 and was granted in year 2000. This patent claims a food technology, is about a health beer fortified with bamboo leaf flavonoids. This health beer is made by adding a certain amount of bamboo leaf flavonoids into regular beer. The health beer, besides its nutrition and flavor of a beer, has many health functionalities including scavenging free radicals and liposome peroxidation residues, improving brain metabolism, lowering blood lipid, etc. In addition, the beer has an original refreshing fragrance of bamboo.

The composition, preparation and application of total triterpenoid sapogenins isolated from bamboo.
This patent was filed on December 12, 2002 and was granted in June 2006. PCT international patent (PCT/CN03/00309) and patent applications for Japan, USA and Europe were also filed. The invention provides compositions, preparation methods and applications of total triterpenoid sapogenins isolated from bamboo. The extract in this invention has many kinds of excellent physiological and pharmacological activities such as anti free radical, anti-oxidation, anti-tumor and anti-hypertension. It has a great potential for the preparation of cardiovascular disease prevention and the development of drugs and health food. Meanwhile, it can be applied in the field of daily cosmetics.
Application of total flavonoids of bamboo leaf as an anti-aging and skin-care factor in cosmetics.
This patent was filed on March 3, 2003 and PCT international patent (PCT/CN2004/000136) was also filed. This invention provides an application of bamboo leaf flavonoid in cosmetics, the purpose of which is to provide the cosmetic industry with a natural anti-aging skin-care factor from a plant. Total flavonoids of bamboo leaf has multiple functions including scavenging free radicals, anti-oxidation, irradiation protection, anti-bacteria, enhancing multiplication of skin cells, skin oxidization damage prevention, decreasing synthesis of melanin delaying senescence of skin, etc. The flavonoid preparation can be applied to nutrition lotion, sunscreen lotion, anti-wrinkle cream, face cleansing cream, shampoo, bath gel and many other personal care cosmetics.
Application of total flavonoids of bamboo leaf as preventive medicine and functional foods against prostate disease.
This patent was filed on March 25, 2003 and PCT international patent (PCT/CN2004/000531) and patent applications for Japan and USA were also filed. This invention provides an application of total flavonoids of bamboo leaf as preventive medicine and functional foods against prostate disease. This invention provides an effective plant extractive, the total flavonoids of bamboo leaf, with abundant resources, safe to use, and highly effective.
Bamboo leaf antioxidant and its use.
This patent was filed on October 10, 2003 and PCT international patent (PCT/CN2004/000531) and patent applications for Japan and USA were also filed. This invention provides the composition and application of antioxidant of bamboo (AOB), the purpose of which is to provide the food industry a novel food additive that is abundant, safe, effective, low-cost, nutritious, and having multiple functions. AOB is a yellowish brown powder or particles prepared from bamboo leaves. The main antioxidant components are flavonoids, lactones, and phenolic acids. AOB has a smooth texture, no medicine smell, no bitterness in taste or pungent smell. It has excellent water solubility and is, stable, resistant to acid hydrolyzation, heat hydrolyzation and enzyme hydrolyzation. AOB can be widely applied in edible oil, oil-containing foods, meat products, sea foods, fruit juices, dairy, soft drinks, wine, flavorings, and bakeries.
Application of bamboo leaf extract as acrylamide inhibitor in heat-treated foods.
This patent was filed on March 21, 2005 and PCT international patent (PCT/CN2006/000431) was filed on March 21, 2006. This invention provides a new application of bamboo leaf extract as acrylamide inhibitor in heat-treated foods. When the bamboo leaf extract in this invention is used as acrylamide inhibitor and used in the above food applications, it can inhibit the acrylamide formation up to 20-98%.
Preparation method and application of phytosterols extracted from bamboo shoot.
This patent was filed on December 29, 2004. This invention provides a preparation method and application of phytosterols extracted from bamboo shoots. The preparation has excellent functions of anti-inflammation, lowering blood lipid and cholesterol inhibition of hyperplasia of leukemic cells, and can be applied in cosmetics, foods, nutraceuticals and pharmaceuticals.

Preparation method and application of amino acids and peptides extracted from bamboo shoots.
This patent was filed on April 27, 2005. This invention provides a preparation method and application of amino acids and peptides extracted from bamboo shoot. The amino acids preparation has multiple pharmaceutical and nutraceutical functions, including improving brain metabolism, anti-depression, and slowing down memory loss. The preparation has an excellent texture and taste, and can be widely used in functional food, beverages, and flavorings.
Preparation method and application of high quality non-soluble plant dietary fiber micro powder extracted from bamboo shoots.
This patent was filed on March 16, 2006. This invention provides a preparation method and application of high quality non-soluble plant dietary fiber micro powder extracted from bamboo shoot. It has multiple pharmaceutical and nutraceutical functions, including purgation, de-toxin, obesity control. The preparation has an excellent texture and taste, and can be widely used in functional food, and conventional food.
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
     F. Tabular disclosure of contractual obligations.
The following table summarizes contractual obligations as of December 31, 2005.

	Payments due by period
		Less than			More than
	Total	1 year	1 to 3 years	3-5 years	5 years
	Rmb	Rmb	Rmb	Rmb	Rmb
Short-term borrowings	3,569	3,569	—	—	—
Operating leases	948	615	333	—	—

Total contractual cash obligations	4,517	4,184	333	—	—

     The Company is a party to four lease agreements for office premises and staff quarters. The lease agreements are described below:

(a)	The lease agreement of our Corporate Office (situated in Hong Kong) commenced on May 27, 2005, and shall continue for a period of two years, at a monthly rent of Rmb 33,000 As of December 31, 2005, the future minimum lease payments under this non-cancelable operating lease amounted to Rmb 358,000 and Rmb 158,000 for years ended December 31, 2006 and 2007 respectively.
(b)	The lease agreement of staff quarters (situated in Hong Kong) for managers of our Corporate Office commenced on December 11, 2005, and shall continue for a period of two years, at a monthly rent of Rmb 7,000. As of December 31, 2005, the future minimum lease payments under this non-cancelable operating lease amounted to Rmb 86,000 and Rmb 81,000 for years ended December 31, 2006 and 2007 respectively.
(c)	The lease agreement of staff quarters (situated in Hong Kong) for Alan Li, the executive director and Co-Chief Executive Officer of the Company, commenced on December 8, 2005, and shall continue for a period of two years, at a monthly rent of Rmb 8,000. As of December 31, 2005, the future minimum lease payments under this non-cancelable operating lease amounted to Rmb 100,000 and Rmb 93,000 for years ended December 31, 2006 and 2007 respectively.
(d)	The lease agreement for the office of Shenzhen Innoessen (situated in Shenzhen, China) commenced on March 23, 2005, and shall continue for a period of one year, at a monthly rent of Rmb 24,000. As of December 31, 2005, the future minimum lease payments under this non-cancelable operating lease amounted to Rmb 71,000 for year ended December 31, 2006.
Lease rental costs incurred by the Company for the year ended December 31, 2003, 2004 and 2005 amounted to Rmb596,000, Rmb519,000 and Rmb1,052,000 respectively.
Except as disclosed above, as of December 31, 2005, we did not have other contractual obligations.
Contingencies
     G. Safe Harbor.
Forward-Looking Statement Disclosure
This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The statements regarding CTDC contained in this press release that are not historical in nature, particularly those that utilize terminology such as “may,” “will,” “should,” “likely,” “expects,” “anticipates,” “estimates,” “believes” or “plans,” or comparable terminology, are forward-looking statements. Forward-looking statements are based on current expectations and assumptions, and entail various risks and uncertainties that could cause actual results to differ materially from those expressed in such forward-looking statements. Important factors known to Tramford that cause actual results to differ materially from those expressed in such forward-looking statements are identified and discussed in CTDC’s filings with the Securities and Exchange Commission.
Item 6 Directors, Senior Management and Employees
A. Directors and senior management.
Our directors and executive officers and their present positions with our company, as at the date of this Annual Report, are as follows:

Name	Age	Positions with the Company
Changshan Zhao	41	Chairman of the Board and Executive Director

Xu Qian	42	Chief Executive Officer and Executive Director

Alan Li	38	Co-Chief Executive Officer (Greater China) and Executive Director

Ju Zhang	44	Executive Director

Michael Siu	37	Executive Director, Chief Financial Officer and Secretary

Peter Fu (1)(2)	51	Independent Director

L C Wan (1)(2)	45	Independent Director

Meng Wan (3)	42	Independent Director

Yezhong Ni (1)(2)	36	Independent Director

Weidong Wang (3)	39	Independent Director

Xinping Shi (3)	48	Independent Director

Aaron Zhu *	38	Co-Chief Executive Officer (International)

Zhenwei Lu	35	Chief Investment Officer

(1)	Member of the Audit Committee

(2)	Member of the Compensation Committee

(3)	Member of the Nominating Committee

*	Ceased to be Co-Chief Executive Officer on February 21, 2006
Information about Directors and Officers
Set forth below is certain information with respect to each director and officer as of August 31, 2006:
Mr. Changshan Zhao, 41, nominee of Beijing Holdings, was appointed the Chairman of the Board on February 8, 2005. He also was the Vice-Chairman and General Manager of Beijing Holdings. Mr. Zhao obtained his master degree in business administration in the Guanghua School of Management of the Beijing University. He was appointed the Vice-Chairman and General Manager of Beijing Holdings in November 2003. Prior thereto, he was a senior officer of the Beijing People’s Municipal Government.
Mr. Xu Qian, 42, nominee of Beijing Holdings, was appointed the Director and Co-Chief Executive Officer of the Company on March 29, 2005. Mr. Qian graduated from the Economics and Management Faculty of the Beijing Industrial University with a bachelor degree in Economics in 1986. From 1986 to 1993, he worked as an economic analyst in the Statistics Bureau of the BPMG. From 1993 to 1996, he worked as an independent auditor in Hong Kong and from 1996 to 1998, he worked as the Project Chief Financial Officer of the TA Orient Telecommunication Co., Ltd. Since 1998, he worked as the Finance Manager of Beijing Holdings. In March 2005, he was promoted to serve as the Chief Financial Officer of Beijing Holdings and was further promoted as the Assistant General Manager of Beijing Holdings in March 2006. Mr. Qian has extensive experience in merger and acquisition, corporate restructuring and financial management.

Mr. Alan Li, 38 , was appointed the Co-Chief Executive Officer (Greater China) and Director of the Company on May 24, 2005. Mr. Li obtained his master degree in Business Administration from Murdoch University, Australia. From 2000 to 2002, Mr. Li had been the Executive Director and Vice President of Linchest Technology Ltd. (“Linchest”) and he had led Linchest in achieving the 60% market share of the School Management education software in China. Mr. Li has extensive experience in management, financial planning and investments in China, and particularly, he has deep exposure in overseas listing of Chinese companies. Mr. Li is currently responsible for business development, mergers and acquisition and capital market development of the Company in the Greater China Region.
Mr. Ju Zhang, 44, was appointed a Director of the Company on May 24, 2005. Mr. Zhang obtained his master degree from the Chinese Academy of Social Sciences in Philosophy and a bachelor degree from Tsinghua University in Energy Engineering. Mr. Zhang currently is the Assistant to General Manager of the Research and Development Department of the China Merchants Group (“CMG”), one of the largest state-owned enterprises directly under the administration of the China State Council and having its business zones all across Hong Kong and China in real estate, energy, logistics and technology, and the largest ports, highways, and industrial zones investor and operator in China. Prior thereto, he was the Deputy Chairman and General Manager of China Merchants Technology Holdings Co. Ltd (“CMTH”). a wholly owned subsidiary of CMG. Mr. Zhang was also the Associate Professor at the Chinese Academy of Medical Sciences and Peking Union Medical College, the Assistant Director of Department of Research in National Committee of Science & Technology and Department of Research in Chinese Ministry of Science & Technology.
Michael Siu, 37, was appointed a Director of the Company on February 8, 2005. He had also served as the Chief Financial Officer and Secretary of the Company since September 1997. He is currently a fellow member of the Association of Chartered Certified Accountants and an associate member of the Hong Kong Institute of Certified Public Accountants.
Peter Fu, 51, was appointed an Independent Director and a member of the Audit Committee of the Company on April 5, 2005. On May 24, 2005, he was also appointed a member of the Company’s Compensation Committee. Mr. Fu began his career in the finance industry in 1978 after his graduation from Wharton School, University of Pennsylvania. He made his mark as one of top institutional sales in Hong Kong when he worked for HG Asia (currently known as ABN Amro) in the mid-80s. Since then, Mr. Fu had taken up senior sales positions in other investment banks including Citicorp Vickers and Barings Securities in Hong Kong. For the ten years between late 1991 and early 2001, Mr. Fu was one of the senior executives of the Peregrine Group in Hong Kong, which operates currently under the name of BNP Paribas Peregrine. From 2003 to 2005, he was the head of the corporate finance team of the Kim Eng Group focusing on Hong Kong and China business. Mr. Fu currently is a senior advisor of the Goldbond Group, one of the leading investment bank in the Asian capital market.
L C Wan, 45, was appointed an Independent Director and member and the financial expert of the Audit Committee of the Company on March 24, 2005. On May 24, 2005, he was also appointed a member of the Company’s Compensation Committee. Mr. Wan graduated from the Coventry Polytechnic with a master degree in 1988. He was fellow member of the Chartered Association of Certified Accountants and an associate member of the Hong Kong Institute of Certified Public Accountants. Prior to his service with the Company, he was the General Manager in Finance and Administration of the China Digital satNet Limited and the Project Financial Controller of the C.P. Pokphand Co. Ltd. Mr. Wan had extensive and valuable experience in financial management.
Meng Wan, 42, was appointed an Independent Director of the Company on May 24, 2005. On July 28, 2005, he was also appointed a member of the Company’s Nominating Committee. Professor Wan was the Dean of Laws of the Beijing Foreign Studies University, an Arbitrator of the China International Economic and Trade Arbitration Commission and China Maritime Arbitration Commission and a member of The World Jurist Association. Professor Wan also received his doctorate and master of laws degrees from Wuhan University Law School, and he taught as a guest professor at Wuhan University and at Zhonnan University of Economics and Law. He was also a senior research fellow at the London Institute of International Banking and Finance. Professor Wan specializes in economic law and is a former President and Chief Justice of the Wuhan Maritime Court and Chief Judge of the Economic Division of the Hubei High Court.

Yezhong Ni, 36, was appointed an Independent Director and a member of the Audit Committee of the Company on April 28, 2005. On May 24, 2005, he was also appointed a member of the Company’s Compensation Committee. Mr. Ni is a partner of the Kingson Law Firm, one of the top law firms in China. He graduated from the Law School of the Beijing University in 1990 and was experienced in legal services for bankruptcy, derivatives and financial instruments. Mr. Ni had been appointed in 1999 as one of the lead attorneys for the liquidation of the Guangdong International Trust & Investment Company, the largest bankruptcy case of financial institution in the Chinese history.
Weidong Wang, 39, was appointed an Independent Director and a member of the Nominating Committee of the Company on July 28, 2005. Mr. Wang had been the Business Representative of Henan Province in Australia from February 1990 to June 1991 and the Business Director of China National Cereals, Oils & Foodstuffs Import & Export Corporation from 1991 to 2000. Since March 2000, Mr. Wang had been appointed the Deputy General Manager of Ceroilfood Enterprises Limited — Foreign Office of China Business Department, in charge of overseas business development and management. Mr. Wang has ample experience in national cereals, oils and foodstuffs import and export industry and has extensive access to sale channels all over the world. He was awarded the qualification of International Business Engineer in 1994 in China, and obtained his master degree in Public Finance from Tianjin University of Finance & Economics in 1999 and a MBA degree in 2000 from Murdoch University, Australia.
Xinping Shi, 48, was appointed an Independent Director and a member of the Nominating Committee of the Company on July 28, 2005. Dr. Shi is the Director of Logistics Management Research Centre, Coordinator of the focused research area of Logistics and Supply Chain Management, and Associate Professor of the Department of Finance and Decision Sciences of Hong Kong Baptist University. Dr. Shi has been served as the Independent Director of China Merchants Shekou Holdings Company Limited, a company listed on the Shenzhen Stock Exchange; the Director of Weboptimal International Limited, a management consulting firm; Guest Professor of the College of Logistics, the Beijing Normal University and the Advisor of the Chamber of Hong Kong Logistics. Dr. Shi obtained his doctorate degree and master degree in Business Administration from Middlesex University and Lancaster University, UK respectively and the Bachelor of Science from North-Western Polytechnic University, Xian, China.
Zhenwei Lu, 35, was appointed the Chief Investment Officer of the Company on May 24, 2005. Mr. Lu obtained his bachelor degree from Shanghai Marine College and a master degree from Zhong Nan Finance, Politics and Law University. He was also the Vice General Manager of CMTH. Since 1993, Mr. Lu had served as an executive of China Merchants Group at its Guangzhou office, an executive of Shenzhen Haihong Chemicals Co., Ltd., The Finance Manager of Hong Kong Haitong Limited, the Finance Manager and Assistant to the General Manager of Shenzhen Zhaoxun Communication Co. Ltd, and Assistant to General Manager of CMTH and Shenzhen Merchants Technology Investment Holdings Co., Ltd. Mr. Lu was appointed the General Manager of CMTH since March 2006. Mr. Lu is currently responsible for strategic corporate investment and mergers and acquisitions of the Company in the Greater China Region.
The directors were appointed at our shareholders meeting held on October 21, 2005 and will serve until the next annual shareholders meeting of the Company.
There are no family relationships between the above named officers and directors. Beijing Holdings is our 62.73% shareholder, however, we do not have any formal agreement and arrangement with Beijing Holdings and pursuant to which the authority of direct nomination of directors into the Company’s board was granted. All of our directors are appointed through resolution passed in our annual shareholders meeting. Nevertheless, prior to the establishment of our nominating committee on July 28, 2005, it was the Company’s practice in previous year to include two candidates recommended by Beijing Holdings in the list of candidates of directors eligible for election in our annual shareholders meeting, as the Company’s intention to capitalize on the specific position of our major shareholder in promoting our business in China. In the Company’s 2005 Annual Shareholders Meeting, however, all candidates were recommended by the Company’s nomination committee based on their experience and capability and such practice no longer existed. Mr. Changshan Zhao and Mr. Xu Qian were selected by the nominating committee as candidates on the fact their senior positions in Beijing Holdings will enhance closer involvement of Beijing Holdings in the future development of the Company.

Audit Committee. Mr. Peter Fu, Mr. L C Wan and Mr. Yezhong Ni were appointed the members of the Audit Committee of our board of directors. According to the Charter of the Audit Committee, the responsibilities of the Audit Committee include the oversight of (1) integrity of our financial statements; (2) our compliance with legal and regulatory requirements; (3) the qualification, appointment, compensation, retention and oversight of our independent auditors, including resolving disagreements between management and the auditors regarding financial reporting; and (4) the performance of our independent auditors and of our internal control function.
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
Compensation Committee. The Compensation Committee makes recommendations to the Board of Directors concerning salaries and incentive compensation for our officers, including our Chief Executive Officer, and employees and administers our stock option plans. The Compensation Committee consists of three directors, each of whom meets the independence requirements and standards established by the NASDAQ rules and the SEC regulations. The Compensation Committee was established on May 24, 2005 and Mr. Peter Fu, L C Wan and Yezhong Ni were appointed the members.
Nominating Committee. The purpose of the Nominating Committee is to assist the Board of Directors in identifying qualified individuals to become board members, consultants and officers of the Company, in determining the composition of the Board of Directors and in monitoring a process to assess Board effectiveness. The Nominating Committee established on July 28, 2005, consists of three directors, each of whom meets the independence requirements and standards established by the NASDAQ rules and the SEC regulations. Mr. Meng Wan, Weidong Wang and Xinping Shi were appointed the members.
B. Compensation.
Except Mr. Changshan Zhao who had been paid Rmb 405,000 in the 2005 Period for his capacity as the Chairman of the Board of the Company, we did not pay any compensation to other directors in the 2005 Period.
The directors who also acted in their capacities as officers of the Company were paid in the 2005 Period as follows:

		Compensation paid
		(Amounts in thousand, Rmb)
Name	Management position held	2005	2004
Changshan Zhao	Chairman	405	—

Xu Qian	Chief Executive Officer	315	—

Alan Li	Co-Chief Executive Officer (Greater China)	303	—

Michael Siu	Chief Financial Officer and Secretary	487	270

The Company has granted stock options to certain officers and directors as described in Item 6E.
We do not have any employment contracts with our officers or directors except Mr. Michael Siu who had entered into an employment contract with the Company when he joined on July 1, 1997 as the Finance Manager of the Company. The terms of the contract followed the sample employment contract as suggested by the Labour Department of the Government of Hong Kong, such as five working days per week, termination of contract by one month’s notice and annual pay leave of seven days. The contract also included guaranteed double pay of salary in the last month of each year, however, there was no term of guaranteed stock options.
C. Board practices.
At the Annual Meeting on October 21, 2005, Changshan Zhao, Xu Qian, Alan Li, Ju Zhang, Michael Siu, Peter Fu, L C Wan, Meng Wan, Yezhong Ni, Weidong Wang and Xinping Shi were appointed the directors of the Company. There was no subsequent change of directors of the Company up to the date of this Annual Report.
A total of seventeen (17) meetings of directors were held in 2005. Our Memorandum and Articles of Association do not require the establishment of audit committee and compensation committee. Following the requirements of the Sarbanes Oxley Act of 2002, we established an audit committee comprised of the independent directors in 2004. On May 24, 2005, we established the Compensation Committee and on July 28, 2005, we established the Nominating Committee. It is stated in the respective charters that only independent directors are qualified to be appointed as members of these committees.
D. Employees.
As of December 31, 2005, our total staff consisted of 130 employees compared to that of 66 in 2004. The increase was due to the completion of the acquisition of the 100% equity interest of CNT, the nutraceutical business.
An analysis of the employees by function is as follows:

	2005	2004
Corporate administration	18	9

Finance	8	3

Research and developments	7	—

Technology	43	46

Sales and services	24	8

Workers	30	—

Total	130	66
We do not have any collective bargaining agreements with our employees. We have never experienced any material labor disruptions and are unaware of any current efforts or plans to organize employees. We believe we have good relationships with our employees.
E. Share ownership.
None of our executive officers and directors own shares of the company as of June 26, 2006:

The names and titles of our executive officers and directors to whom we have granted options which are outstanding as of August 31, 2006 and the number of shares of our common stock subject to such options are set forth in the following table:

			Exercise
		Number	per option
Name	Title/Office	of options	(US$)	Expiration Date
Changshan Zhao	Chairman and Executive Director	50,000	1.15	December 28, 2009 (1)
		45,000	1.85	September 20, 2016 (2)

Xu Qian	Chief Executive Officer and Executive Director	50,000	1.15	December 28, 2009 (1)
		25,000	1.85	September 20, 2016 (2)

Alan Li	Co-Chief Executive Officer and Executive Director	75,000	1.85	September 20, 2016 (2)

Michael Siu	Chief Financial Officer, Secretary and Executive Director	40,000	1.15	December 28, 2009 (1)
		15,000	1.85	September 20, 2016 (2)

Ju Zhang	Executive Director	10,000	1.85	September 20, 2016 (2)

Peter Fu	Independent Director	10,000	1.85	September 20, 2016 (2)

L C Wan	Independent Director	10,000	1.85	September 20, 2016 (2)

Meng Wan	Independent Director	10,000	1.85	September 20, 2016 (2)

Yezhong Ni	Independent Director	10,000	1.85	September 20, 2016 (2)

Weidong Wang	Independent Director	10,000	1.85	September 20, 2016 (2)

Xinping Shi	Independent Director	10,000	1.85	September 20, 2016 (2)

Zhenwei Lu	Chief Investment Officer	40,000	1.85	September 20, 2016 (2)

(1)	These options were granted under the Company’s 1996 Stock Option Plan. These options were granted pursuant to a board resolution passed on December 28, 1999 (the “Resolution”) and are fully vested as of December 31, 2005. Pursuant to the Resolution, the persons holding the position of Chairman and Chief Executive Officer were each granted 50,000 options. Unless the options were exercised during their service period with the Company, the remaining unexercised options can be succeeded by the newly appointed persons holding these positions. Mr. Xiaohong Li and Mr. Xinhao Jiang had resigned on February 8, 2005 and March 9, 2005 respectively. They had not exercised any of the above options granted and so Mr. Zhao Changshan and Mr. Jeff Qian, respectively the newly appointed Chairman and Chief Executive Officer, succeeded all granted options of their respective positions.

(2)	These options were granted under the Company’s 2000 Stock Option Plan. These options were granted pursuant to a board resolution passed on September 21, 2005 and are fully vested as of December 31, 2005.

Stock Option Plans
Pursuant to shareholders’ resolutions passed on October 10, 1996, September 20, 2000 and October 21, 2005, the 1996 Stock Option Plan (the “1996 Plan”), the 2000 Stock Option Plan (the “2000 Plan”) and the 2005 Stock Option Plan (the “2005 Plan”) were approved respectively.
Details of these plans are as follows:
1996 Stock Option Plan
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
Termination of Relationship
Any optionee whose relationship with us, our subsidiaries and parent as an employee or consultant is terminated for any reason (other than his death or disability) may exercise such option, to the extent exercisable on the date of such termination, at any time within three months after the date of termination, but not thereafter and in no event after the date the option would otherwise have expired; provided, however, that if such relationship is terminated either (a) for cause, or (b) without our consent, such option shall terminate immediately.

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
All options to purchase 200,000 shares of common stock under the 1996 Stock Option Plan were granted.
2000 Stock Option Plan
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
Options to subscribe 370,000 shares and 30,000 shares of common stock under the 2000 Stock Option Plan were granted on September 21, 2005 and July 18, 2006 respectively.
2005 Stock Option Plan
Types of Grants and Eligibility
The 2005 Plan is designed to provide incentives to employees (including key employees such as officers and directors) of the Company and to consultants and directors who are not employees of the Company and its subsidiary companies and to offer an additional inducement in obtaining the services of such individuals.
Shares Subject to the 2005 Stock Option Plan
The aggregate number of Shares for which the options may be granted under the 2005 Plan may not exceed 1,000,000 shares; such Shares may consist either in whole or in part of authorized but un-issued shares of common stock or shares of common stock held in the treasury of the Company. Shares of common stock subject to an option which for any reason expires, is cancelled or is terminated unexercised or which ceases for any reason to be exercisable may again become available for the granting of options under the 2005 Plan.
Administration of the 2005 Plan
The 2005 Plan is administered by the Company’s Compensation Committee (the “Committee”).
Subject to the express provisions of the 2005 Plan, the Committee has the authority, in its sole discretion, with respect to options, to determine, among other things: the key employees, consultants and advisors who are to receive options; the times when they may receive options; the number of shares of common stock to be subject to each option; the term of each option; the date each option is to become exercisable; whether an option is to be exercisable in whole, in part or in installments, and, if in installments, the number of shares of common stock to be subject to each installment; whether the installments are to be cumulative; the date each installment is to become exercisable and the term of each installment; whether to accelerate the date of exercise of any installment; whether shares of common stock may be issued on exercise of an option as partly paid, and, if so, the dates when future installments of the exercise price are to become due and the amounts of such installments; the exercise price of each option; the form of payment of the exercise price; whether to restrict the sale or other disposition of the shares of common stock acquired upon the exercise of an option and to waive any such restriction; and whether to subject the exercise of all or any portion of an option to the fulfillment of contingencies as specified in an applicable stock option contract. With respect to all options, the Committee has such discretion to determine the amount, if any, necessary to satisfy the Company’s obligation to withhold taxes; with the consent of the optionee, to cancel or modify an option, provides such option as modified would be permitted to be granted on such date under the terms of the 2005 Plan; to prescribe, amend and rescind rules and regulations relating to the 2005 Plan; and to make all other determinations necessary or advisable for administering the 2005 Plan. The Board of Directors also has the authority described above with respect to the granting of director options.
Exercise Price
The exercise price of the shares of common stock under each option is determined by the Committee at the time of the grant. The exercise price of the shares of common stock is to be equal to the fair market value of the common stock subject to such option on the date of grant.
Term
The term of each option granted pursuant to the 2005 Plan is established by the Committee, in its sole discretion, at or before the time such option is granted. Subject to early termination, the option of each non-employee director is exercisable for a term of ten years from the date of grant.
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
Termination of Relationship
Any employee holder of an option whose employment or relationship with the Company (and its parent and subsidiaries) has terminated for any reason other than his death or disability may exercise such option, to the extent exercisable on the date of such termination, at any time within three months after the date of termination, but not thereafter and in no event after the date the option would otherwise have expired; provided, however, that if his employment is terminated either (a) for cause, or (b) without the consent of the Company, said option terminates immediately. Options granted to employees under the 2005 Plan are not affected by any change in the status of the holder so long as he or she continues to be a full-time employee of the Company, its parent or any of its subsidiaries (regardless of having been transferred from one corporation to another).
Death or Disability
If an optionee dies (a) while he is an employee or consultant to, the Company, its parent or any of its subsidiaries, (b) within three months after the termination of such relationship (unless such termination was for cause or without the consent of the Company), or (c) within one year following the termination of such relationship by reason of disability, an option may be exercised, to be extent exercisable on the date of death, by an executor, administrator or other person at the time entitled by law to the rights of the optionee under such option, at any time within one year after death, but not thereafter and in no event after the date the option would otherwise have expired.
Any optionee whose relationship has terminated by reason of disability may exercise his option, to the extent exercisable upon the effective date of such termination, at any time within one year after such date, but not thereafter and in no event after the date the option would otherwise have expired.
Adjustments upon Changes in Common Stock
Notwithstanding any other provisions of the 2005 Plan, in the event of any change in the outstanding common stock by reason of a share dividend, recapitalization, merger or consolidation in which the Company is the surviving corporation, split-up, combination or exchange of shares or the like, the aggregate number and kind of shares subject to the 2005 Plan, the aggregate number and kind of shares subject to each outstanding option and the exercise price thereof will be appropriately adjusted by the Board of Directors, whose determination will be conclusive.
In the event of (a) the liquidation or dissolution of the Company or (b) a merger or consolidation in which the Company is not the surviving corporation, any outstanding options will terminate, unless other provision is made therefore in the transaction.
Amendments and Termination of the 2005 Plan
No option may be granted under the 2005 Plan after October 20, 2015. The Board of Directors, without further approval of the Company’s stockholders, may at any time suspend or terminate the 2005 Plan, in whole or in part, or amend it from time to time in such respects as it may deem advisable, including, without limitation, to comply with the provisions of certain rules and regulations promulgated by the Securities and Exchange Commission, among other things; provided, however, that no amendment may be effective without the requisite prior or subsequent Stockholder approval which would (a) except as required for anti-dilution adjustments, increase the maximum number of shares of common stock for which options may be granted under the 2005 Plan, (b) materially increase the benefits to participants under the 2005 Plan, or (c) change the eligibility requirements for individuals entitled to receive options under the 2005 Plan.
Non-Transferability of Options
No option granted under the 2005 Plan may be transferable otherwise than by will or the laws of descent and distribution, and options may be exercised, during the lifetime of the holder thereof, only by such holder or such holder’s legal representatives. Except to the extent provided above, options may not be assigned, transferred, pledged, hypothecated or disposed of in any way (whether by operation of law or otherwise) and may not be subject to execution, attachment or similar process.
No options were granted under the 2005 Plan.
Item 7 Major Shareholders and Related Party Transactions
A. Major shareholders.
The following table sets forth as of August 31, 2006, the beneficial ownership of (i) all persons known to us to be beneficial owners of equal or more than five percent or more of our common stock and (ii) our current officers and directors and (iii) our current officers and director as a group.

Shares of common stock
Principal Stockholder	beneficially owned (1)		Percent of class
Beijing Holdings of Room 4301, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong	7,072,882	(2)	62.73%

China Internet Technology Co., Ltd. of c/o Room 2413-18, 24/F., Shui On Centre, 8 Harbour Road, Wanchai, Hong Kong	1,186,441		10.52%

Great Legend Internet Technology and Service Co., Ltd. of c/o Room 2413-18, 24/F., Shui On Centre, 8 Harbour Road, Wanchai, Hong Kong	508,474		4.51%

Changshan Zhao of c/o Room 4301, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong	0(3)(4	)(5)	*

Xu Qian of c/o Room 4301, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong	0(3)(4	)(5)	*

Ju Zhang of c/o Room 2413, Shui On Centre, 8 Harbour Road, Wanchai, Hong Kong	0(4	)(5)	*

Michael Siu of c/o Room 2413, Shui On Centre, 8 Harbour Road, Wanchai, Hong Kong	0(4	)(5)	*

Peter Fu of c/o Room 2413, Shui On Centre, 8 Harbour Road, Wanchai, Hong Kong	0(4	)(5)	*

L C Wan of c/o Room 2413, Shui On Centre, 8 Harbour Road, Wanchai, Hong Kong	0(4	)(5)	*

Meng Wan of c/o Room 2413, Shui On Centre, 8 Harbour Road, Wanchai, Hong Kong	0(4	)(5)	*

Yezhong Ni of c/o Room 2413, Shui On Centre, 8 Harbour Road, Wanchai, Hong Kong	0(4	)(5)	*

Weidong Wang of c/o Room 2413, Shui On Centre, 8 Harbour Road, Wanchai, Hong Kong	0(4	)(5)	*

Xinping Shi c/o Room 2413, Shui On Centre, 8 Harbour Road, Wanchai, Hong Kong	0(4	)(5)	*

Zhenwei Lu of c/o Room 2413, Shui On Centre, 8 Harbour Road, Wanchai, Hong Kong	0(4	)(5)	*

All officers and directors as a group (twelve persons)	8,767,797(2)(3)(4	)(5)	77.76%

*	less than 1%.

(1)	Unless otherwise noted, all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

(2)	Included in the 7,072,882 shares owned by Beijing Holdings are 974,576 shares and 849,576 shares owned by CMEC Ceramics Holdings Limited (“CMEC”) and Perfect Capital Holdings Limited (“Perfect Capital”) respectively. CMEC was previously owned by CMEC-GE Capital China Industrial Holding Limited. Pursuant to a sale and purchase agreement date June 30, 2000, Beijing Holdings acquired the entire interest of CMEC. Pursuant to another sale and purchase agreement dated May 30, 2002, Beijing Holdings, through Perfect capital, a 100% subsidiary, acquired the entire shares of the Company held by Oriental Patron China Investment Limited, an initial shareholder of the Company.

(3)	Mr. Changshan Zhao, Chairman of the Board, and Mr. Xu Qian, our Chief Executive Officer, are respectively, the General Manager and Assistant General Manager of Beijing Holdings and therefore they may be deemed to beneficially own the shares of Common Stock owned by Beijing Holdings. In addition to them, the Beijing Enterprises Group Corporation Limited, the sole shareholder of Beijing Holdings, may be deemed to beneficially own the shares of Common Stock owned by Beijing Holdings.

(4)	Prior to the establishment of the Company’s nominating committee on July 28, 2005, it is our practice to include two candidates recommended by Beijing Holdings in the list of candidates of directors eligible for election in the our annual shareholders meeting, as the Company’s intention to capitalize on the specific position of our major shareholder in promoting our business in China. In the Company’s 2005 Annual Shareholders Meeting, however, all qualified candidates were selected by our nominating committee based on the candidates’ experience and capability and this practice no longer existed. Mr. Changshan Zhao and Mr. Xu Qian were selected by the nominating committee as candidates as their senior positions in Beijing Holdings will enhance closer involvement of Beijing Holdings in the future development of the Company.

(5)	Holds options which are not currently exercisable or which vest within 60 days of the August 31, 2006.
Except as disclosed below, there was no significant related party transactions made with major shareholders
B. Related party transactions.
The transactions and balances with related parties are analyzed as follows:
(a)	Transactions with related parties

	Year ended December 31,
	2003	2004	2005
	Rmb	Rmb	Rmb
Transactions with related parties

Disposal of Zhuhai branch of BBHL to BEDC (Note a)	—	—	1,300
Net operating cash outflows of Zhuhai branch reimbursed. (Note a)			(1,300)
Acquisition of CNT from Beijing Holdings by issuance of 2,233,800 new shares at US$2.41 per share and 2,146,200 new shares at US$2.1 per share respectively (Note b)	—	—	79,928
Disposal of available-for-sale securities to Beijing Holdings (Note c)	—	—	2,167

Note

(a)	On March 31, 2005 BBHL entered into an agreement with BEDC, the sole shareholder of China Internet Technology Company Limited (“China Internet”), the then 17.21% shareholder of the Company, to sell its Zhuhai branch for a consideration of Rmb 1.3 million. The consideration was determined based on the operating cashflow generated by Zhuhai branch from May 1, 2002 to March 31, 2005, the period of which Zhuhai branch was managed and controlled by the Company. Upon disposal, the Company agreed to reimburse the same aggregated net operating cash outflows of Rmb 1.3 million to the Zhuhai branch as part of the conditions of disposal. The consideration of the transaction is zero as the Company received Rmb1.3 million from BEDC and at the same time the Company transferred Rmb1.3 million to Zhuhai branch. The transaction was closed on March 31, 2005 and resulted in a disposal loss of Rmb0.51 million.

(b)	On September 13, 2005, the Company entered into agreements with Beijing Holdings, the then 47.18% shareholder of the Company, to (i) Acquire a 51% equity interest in CNT in exchange for 2,233,800 shares of the Company and (ii) obtain an option to acquire the remaining 49% equity interest in CNT in exchange for 2,146,200 shares of the Company. Effective October 31, 2005, the acquisition of 51% of CNT was completed and effective December 22, 2005, the option was also exercised to acquire the remaining 49% equity interest in CNT.

(c)	On November 17 2005, the Company entered into a sale and purchase agreement with Beijing Holding to dispose of all of the 6,312,000 shares invested in Xi’an Haitian Antenna Company Limited (“Xi’an Haitian”) then holding the Company for a cash consideration of Rmb 2.17 million. These shares were previously held as available-for-sale securities by the Company and represented less than 1% of the total outstanding shares of Xi’an Haitian (approximately 0.975%). The sale consideration was determined by the quoted closing stock price of Xi’an Haitian at HK$0.33 per share at the date of the agreement. Xi’an Haitian is a company engaged in research, development, production, sales, installation, services and wireless communication network optimization of base station antennas and is also listed on the Growth Enterprise Market of the Hong Kong Stock Exchange. The shares were acquired upon the initial public offering (“IPO”) of Xi’an Haitian. Its stock price dropped continuously after the IPO due to poorer operating results as a result of the keen competition in the market. Beijing Holdings is also a passive investor of Xi’an Haitian who owns approximately 8% equity interest of Xi’an Haitian after its IPO. Beijing Holdings currently nominates one non-executive director to the board of Xi’an Haitian. The Company does not currently participate in the management or operations of Xi’an Haitian.
(b)	Balances with related parties

As of December 31, 2004 and 2005, the balances with related parties were as follows:-

	December 31
	2004	2005
	(Amounts in thousand, Rmb)
Balances with related parties
Funds held by Beijing Holdings, the ultimate holding company, for security investment purposes (Note d)	6,529	—
Proceeds receivable from Beijing Holdings, the ultimate holding company, in respect of sale of shares of Xi’an Haitian Antenna (Note e)	—	2,167
Funds held by Beijing Holdings Investment Management Center, a fellow subsidiary, for security investment purposes (Note f)	3,388	—
Funds held by China Biotech Holdings Limited, a related company with common director, for potential acquisition of technology and business in China (Note g)	—	6,262
Due from Beijing Investments (BVI) Limited, a fellow subsidiary, for security investment purposes (Note h)	164	—
Due from Great Legend Internet Technology and Service Co. Ltd., a shareholder, for expenses paid on behalf	30	—

Due to BEDC, the holding company of a shareholder (Note i)	—	645
Due to China Biotech Holdings Limited, a related company with common director (Note j)	—	244

Note
(d)	Due to Beijing Holding’s good relationships with leading investment banks and the Company’s desire to access potential investment opportunities as a result of these relationships, the Company previously deposited funds with Beijing Holdings (since 2002) to invest on its behalf in Hong Kong. Nevertheless, due to the poor performance of the Hong Kong Stock market in the last two years, the Company withdrew its entire deposit of Rmb 6.53 million in May 2005. There was no agreement signed with Beijing Holdings for the deposit.

(e)	On November 17, 2005 the Company entered into a sale and purchase agreement with Beijing Holding to dispose of all of the shares it held in Xi’an Haitian for a cash consideration of Rmb 2.17 million. The value of the consideration was determined by the quoted closing stock price of Xi’an Haitian at HK$0.33 per share at the date of the agreement.

(f)	Due to its good relationship with leading investment banks and potential investment opportunities to be gained from those relationships, the Company previously deposited funds with Beijing Holdings Investment Management Center (“BHIMC”) to invest on our behalf in China. Again, due to the poor performance of the China Stock market, we withdrew the entire funds of Rmb 3.39 million in December 2005. There was no agreement signed with BHIMC for the deposit.

(g)	China Biotech Technology Inc. (“China Biotech”), is a company incorporated in BVI in which Mr. Alan Li, the executive director and Co-Chief Executive Officer of the Company, is also an executive director. China Biotech has experience in the nutraceutical business in China, China Biotech’s experience includes making investments in companies and technologies involved in this industry. In view of China Biotech’s experience, the Company deposited Rmb6.26 million with China Biotech for purpose of making (with the assistance of China Biotech) a potential acquisition of technology and businesses in the nutraceutical industry in China. There was no agreement signed for the funds deposited with China Biotech and the Company can withdraw the funds without any restrictions.

(h)	The amount represented the advance of funds for the purchase on behalf of the Company of trading securities in Hong Kong by Beijing Investments (BVI) Limited, a wholly owned subsidiary of Beijing Holdings. This amount was wholly withdrawn by the Company in March 2005.

(i)	The amount represented the contract sums received on behalf of BEDC by BHLHK in Hong Kong as the customer of BEDC paid in Hong Kong dollars, whereas BEDC did not maintain a Hong Kong dollar bank account in Hong Kong.
(j)	The amount represented administrative expenses paid on behalf of CNT by China Biotech in China.
(k)	Other than information already disclosed elsewhere in this Form 20-F, no person who has been an insider of the Company since January 1, 2004 or any associate or affiliate of such insider has had any material direct or indirect interest in any transaction with our Company since January 1, 2004 or in any proposed transaction of our company.
C. Interests of experts and counsel.
Not Applicable.

Item 8 Financial Information
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
     We have experienced a delay in collecting financial information from Anji Bio due to certain disputes between Zhejiang Innoessen and the Anji Buyers as described in Item 3(D) — “Risk Factors”. As stated previously, the Anji Buyers refused to cooperate with the audit instructions issued by the Company, such as provision of financial statements for the Company to prepare its consolidated financial statements and access by staff sent from the Company at site of Anji Bio. The Company finally terminated the employment of the general manager of Anji Bio. The general manager of Anji Bio then sent a letter directly to our independent registered public accounting firm containing certain allegations against the management of the Company. These allegations were then investigated by the Company’s audit committee and concluded to be invalid. Subsequent to the investigation, the ex-general manager of Anji Bio sent another letter to our independent registered public accounting firm withdrawing all of his allegations.
     In the opinion of the senior management of the Company, the conflict with Anji Bio ended on July 26, 2006 and the audited financial statements could be completed. The impacts of this event, included the late filing of this Annual Report, the possible delisting of our stock from Nasdaq and the additional costs and capital expenditures which were incurred. Pursuant to the Anji Memorandum, we have to complete the disposal transaction by September 30, 2006. As of September 11, 2006, the verification on the assets and liabilities of Anji Bio is complete and management believes that it is in a position to finalize the disposal prior to that deadline. The remaining items to be determined are agreement on the final consideration and the drafting of final legal documents.
     Due to the above matters, particularly the time the management and the audit committee taken to perform investigations on the complaints sent by Mr. Hu. Our completed financial statements were sent late to our auditors for commencement of their audit and the above matters had caused the auditors and the audit committee to request for additional time to seek additional information with respect to the financial statements and as a result this Annual Report was filed later than the required statutory deadline.

B. Significant Changes.
Not Applicable
Item 9 The Offer and Listing.
A. Offer and listing details.
We have authorized capital of US$25,000,000 divided into 2,500,000,000 shares of par value US$0.01 each. As of August 31, 2006, 11,274,497 shares are issued and fully paid.
The annual high and low market prices of our common stock for the five most recent full financial years are as set forth below:

NASDAQ Capital Market	Common Stock
(Year Ending)	High	Low
December 31, 2005	8.800	1.530

December 31, 2004	5.600	0.350

December 31, 2003	0.700	0.030

December 31, 2002	0.430	0.010

December 31, 2001	0.444	0.090
The high and low market prices of our common stock for each financial quarter over the two most recent full financial years are as set forth below:

NASDAQ Capital Market	Common Stock
(Quarter Ending)	High	Low
December 31, 2005	3.600	1.560

September, 2005	4.650	1.530

June 30, 2005	4.940	3.240

March 31, 2005	8.800	3.030

December 31, 2004	5.600	1.400

September 30, 2004	3.171	1.320

June 30, 2004	4.200	0.550

March 31, 2004	6.530	0.350
For the most recent eight months, the high and low market prices of our common stock are as set forth below:

NASDAQ Capital Market	Common Stock
(Month Ending)	High	Low
August 31, 2006	5.62	3.02

July 31, 2006	3.970	1.200

June 30, 2006	3.580	3.280

May 31, 2006	6.150	4.400

April 30, 2006	7.800	6.300

March 31, 2006	8.950	6.500

February 28, 2006	14.50	3.420

January 31, 2006	4.540	2.010
B. Plan of Distribution.
Not Applicable.
C. Markets.
Our common stock was included for quotation on the NASDAQ Global Market (formerly known as NASDAQ National Market) on December 13, 1996 under the symbol “TRFDF”. Pursuant to the implementation of the new listing requirements since February 1998, we moved the listing of our common stock to the NASDAQ Capital Market on October 12, 1998 under the same symbol.

Our common stock was listed for quotation on the NASDAQ Capital Market and not on any other public trading market.
On January 9, 2006, the name of the Company was changed to China Technology Development Group Corporation and its common stock continued to trade on NASDAQ Capital Market under the new symbol “CTDC”.
D. Selling Shareholders.
Not applicable.
E. Dilution.
(a)	The Company had authorized the issuance, pursuant to the 1996 Stock Option Plan, 2000 Stock Option Plan and 2005 Stock Option Plan, of options to purchase respectively 200,000 shares, 400,000 shares and 1,000,000 shares of Common Stock to the Company’s existing shareholders, employees, officers, directors and consultants.

(b)	Pursuant to a board resolution passed on December 28, 1999, options to purchase 140,000 shares of Common Stock were granted, for an exercise period of ten years, to certain directors and officers at an exercise price of US$1.15 per share.

(c)	Pursuant to a board resolution passed on September 20, 2005, options to purchase the remaining 60,000 shares of Common Stock under the 1996 Stock Option Plan were granted and pursuant to the same board resolution, options to purchase 370,000 shares of Common Stock were granted under the 2000 Stock Option Plan, for an exercise period of ten years, to a director at an exercise price of US$1.85 per share and.

(d)	As at August 31, 2006, no options granted under the 1996 Stock Option Plan and 2000 Stock Option Plan were exercised.

(e)	The Company entered into an agreement dated July 12, 2005 with Ivory Capital Asia Pte, Ltd (the “Ivory Capital”)(filed as Exhibit 10.1 hereto) on an non-exclusive basis to raise at least US$20 million in new capital for the Company and its subsidiaries and to provide financial advisory services to the Company concerning the strategic development of the Company’s business for a period of six months, unless the extension was mutually agreed. Pursuant to the agreement, retainer fee of US$ 40,000 per month was payable 50% in cash and 50% in the Company’s shares at average price of last 30 days prior to date of the signing of the agreement. Besides, a success fee of 3% on the initial US$20 million of capital commitments received from investors and 4% on the amount of capital commitments in excess of US$20 million received from investors was payable in cash if any. Accordingly, an aggregate of 34,488 shares of our Common Stock shall be issued to Ivory Capital as part of the retainer fee charged. Ivory Capital finally failed to raise any funds for the Company during the six month contract term and the services of Ivory Capital were terminated by the Company. The 34,488 shares of common stock were not issued to Ivory Capital. The Company, however, is currently under negotiation with Ivory Capital for the resumption of the contract at the same terms as previously signed as substantial pre-funding work has been done even though no funds were finally raised. As of date, no agreement, memorandum or letter of intent has been signed in respect of resuming the contract but a provision of the unpaid retainer fee was made in the financial statements for the fiscal year ended December 31, 2005.
F. Expenses of the issue.
Not Applicable.
Item 10 Additional Information.
A. Share capital.
Not Applicable.
B. Memorandum and articles of association.

The Memorandum and Articles of Association of our company as amended were included in the Proxy Statement dated September 21, 2005 filed at the Securities and Exchange Commission on September 26, 2005 in relation to the Annual Meeting of Shareholders of the Company.
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
C. Material contracts.
1.	On July 12, 2005, an agreement was entered into between the Company and Ivory Capital whereas the Company engaged Ivory Capital on an non-exclusive basis to provide financial advisory services to the Company concerning the strategic development of the Company’s business, including assisting in the development of a business strategy to maximize international investor interest and to raise at least US$20 million in new capital for the Company.
2.	On September 13, 2005, the Company entered into a sale and purchase agreement with Beijing Holdings, its then 47.18% shareholder, pursuant to which the Company acquired 51% of the issued and outstanding stock of CNT.
3.	On September 13, 2005, the Company also entered into an option agreement with Beijing Holdings to acquire the remaining issued and outstanding stock of CNT. At the Annual Meeting of Stockholders of the Company held on October 21, 2005, the special resolutions to approve the acquisition by the Company of the 51% equity interest in CNT and the option to acquire the remaining 49% equity interest in CNT, were passed.
4.	On March 14, 2003, BBHL entered into a framework purchase agreement with the Legend (Beijing) Limited for three years. Under which BBHL agreed to provide the network security products and its maintenance works based on the actual quantities ordered through purchase orders issued by the Legend Group.
The contract with the Legend (Beijing) Limited expired in March 2006. We are currently negotiating the renewal of the contract and sales with the Legend Group since the expiry of the old contract are conducted on individual basis.
5.	On February 10, 2006, BBHL had entered into a supply contract for a term of two years with the Legendsec Ltd. at exactly the same terms of that of the Legend Group. Legendsec was a new company formed in 2004 by a group of experienced salesmen left the Legend Group after the restructuring of the Legend Group in 2004.

6.	On March 20, 2004, Zhejiang Innoessen entered into a contract with the China New Era Health Industry Group Limited for the purchase of EOB-f02 and EOB-f04.
7.	On July 27, 2006, Zhejiang Innoessen had entered into the Anji Memorandum with the Anji Buyers to, among other things, dispose of its entire 93.67% ownership interest in Anji Bio.
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
China Taxation
There are no material China tax consequences to holders of Common Stock solely as a result of the purchase, ownership and disposition of such Common Stock. There is an income tax treaty in effect between the United States and China.
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

F. Dividends and paying agents.
Not Applicable
G. Statement by experts.
Not Applicable.
H. Documents on display.
We have previously filed with the Commission our registration statement on Form F-1, as amended, and our prospectus under the Securities Act of 1933, with respect to our ordinary shares.
We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the Securities and Exchange Commission. Specially, we are required to file annually a Form 20-F no later than six month after the close of each fiscal year, which is December 31. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at Judiciary Plaza, 100 F. Street, N.E., Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a Web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.
As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting requirements pursuant to Section 16 of the Exchange Act.
Our financial statements have been prepared in accordance with U.S. GAAP.
We will furnish our shareholders with annual reports and all required interim reports, which will include a review of operations and consolidated financial statements (unaudited for interm report and audited for annual report) prepared in conformity with U.S. GAAP.
Documents concerning the Company that are referred to in this document may also be inspected at our office, which is Room 2413-18, Shui On Centre, 8 Harbour Road, Wanchai, Hong Kong.
Subsidiary Information.
Not Applicable
Item 11 Quantitative and Qualitative Disclosures About Market Risk.
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
Our functional currency is the Renminbi. Transactions in other currencies are recorded in Renminbi at the rates of exchange prevailing when the transactions occur. Monetary assets and liabilities denominated in other currencies are converted into Renminbi at rates of exchange in effect at the balance sheet dates. Exchange gains and losses are recorded in our statements of operations as a component of current period earnings.
The China State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of Renminbi into foreign currencies. The principal regulation governing foreign currency exchange in China is the Foreign Currency Administration Rules (1996), as amended. Under the Rules, once various procedural requirements are met, Renminbi is convertible for current account transactions, including trade and services, but not for capital account transactions, including direct investment, loan or investment in securities outside China, unless the prior approval of the State Administration of Foreign Exchange of China is obtained. Although the Chinese government regulations now allow greater convertibility of Renminbi for current account transactions, significant restrictions still remain. Currently, BBHL, our Chinese subsidiary, is not involved in foreign exchange transactions as all transactions are completed in Renminbi.
The value of the Renminbi is subject to changes in China’s central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. Since 1994, the conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China, which are set daily based on the previous day’s interbank foreign exchange market rates and current exchange rates on the world financial markets. Since 1994, the official exchange rate generally has been stable. However, recently there has been increased political pressure on the Chinese government to decouple the Renminbi from the U.S. dollar.
We conduct substantially all of our operations through our Chinese operating companies, and their financial performance and position are measured in terms of Renminbi. Any devaluation of the Rmb against the United States dollar would consequently have an adverse effect on our financial performance and asset values when measured in terms of United States dollar. Our solutions are primarily procured, sold and delivered in China for Renminbi. The majority of our revenues are denominated in Renminbi. Should the Renminbi devalue against United States dollar, such devaluation could have a material adverse effect on our profits and the foreign currency equivalent of such profits repatriated by the Chinese entities to us. In addition, from time to time we may have United States dollar denominated borrowings, and therefore a decoupling of the Renminbi may affect our financial performance in the future.
Interest rate risk
We are exposed to interest rate risk arising from having short-term variable rate borrowings from time to time. Our future interest expense would fluctuate in line with any change in our borrowing rates. We do not have any derivative financial instruments and believe our exposure to interest rate risk and other relevant market risks is not material.
Inflation
In recent years, China has not experienced significant inflation, and thus inflation has not had a material impact on our results of operations in recent years. According to the National Bureau of Statistics of China, the change in Consumer Price Index in China was — 1.2%, 3.9% and 1.8% in 2003, 2004 and 2005 respectively.

Item 12 Description of Securities Other than Equity Securities.
Not Applicable.

PART II
Item 13 Default, Dividend Arrearages and Delinquencies.
None.
Item 14 Material Modifications to the Rights of Security Holders and Use of Proceeds.
Not applicable.
Item 15 Controls and Procedures
     As required by Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, our company’s management, including our chief executive officers and our chief financial officer, is responsible for establishing and maintaining effective disclosure controls and procedures, as defined under Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934. As of December 31, 2005, an evaluation was performed under the supervision and with the participation of management, including our chief executive officers and our chief financial officer, of the effectiveness of our company’s disclosure controls and procedures. Based on that evaluation, our chief executive officers and our chief financial officer concluded that our company’s disclosure controls and procedures as of December 31, 2005 were not effective because management has identified certain internal control deficiencies in our internal control over financial reporting that they considered to constitute material weaknesses in our internal control over financial reporting.
     The internal control deficiencies that were identified as material weaknesses include: (1) inability to exercise sufficient operational and financial control over a newly acquired subsidiary, which is particularly obvious after disagreement in corporate direction existed between the Company and the management of the subsidiary since early 2006; (2) lack of adequate accounting personnel with sufficient U.S. GAAP technical expertise, including insufficient complement of financial reporting personnel commensurate with the Company’s financial reporting requirements and insufficient formalized and consistent finance and accounting policies and procedures to detect instances of non-compliance with such existing policies and procedures; and (3) inadequate enforcement in respect of segregation of duties in functional access to accounting system of our subsidiaries.
     Our management, including our chief executive officers and our chief financial officer, acknowledged that our company’s internal controls suffered from the internal control deficiencies identified. Our management are committed to remedy these deficiencies to our company’s internal controls and has planned to implement a series of remedial measures, including, among other things: (1) establishment of a dedicated team led by our audit committee to reassess the procedures dealing with controls over subsidiaries, including the system of the appointment of management to subsidiaries, financial reporting system of subsidiaries and the communication system with subsidiaries; (2) provision of additional training to our accounting personnel on the requirements of U.S. GAAP to increase their familiarity with those standards and expansion of our finance function by recruiting additional qualified accountants as well as the reassessment of our existing finance and accounting policies and procedures; and (3) establishment of the information technology department for reinforcement of overall controls on our information technology environment, with particular focuses on the segregation of duties in financial accounting system and implementation of effective policies and procedures to ensure the existence of a regulated information technology operation of the Group.
     Our management, however, believes that the lack of control over the newly acquired subsidiary is mainly caused by our disputes over corporate direction between us and which is mainly caused by lack of communication with the subsidiary, particularly when we are keen to upgrade the subsidiary’s control standards to listed company standards after acquired. Nevertheless, we believes that none of these internal control deficiencies have had a material effect on our financial condition or results of operations or caused our financial statements as of and for the year ended December 31, 2005 to contain a material misstatement. Management of us target to complete the entire ratifications of the above weaknesses within the year ending December 31, 2007.
     Section 404 of the Sarbanes-Oxley Act of 2002 will require us to include a management’s internal control report with our Annual Report on Form 20-F for the fiscal year ending December 31, 2007. The Company will start the exercise of evaluation, designing and implementing processes to improve our internal controls to comply with the requirements of the Sarbanes-Oxley Act of 2002 soon. The exercise will be supervised and with the participation of our management, including our chief executive officers and our chief financial officer. We are currently still reviewing our efforts to improve our internal controls and may in the future identify additional deficiencies to our internal controls. Should we discover any additional deficiencies, we will take appropriate measures to correct or improve of our internal controls. See the section headed “Item 3. Key Information — Risk Factors — Compliance with requirements under Section 404 of the Sarbanes-Oxley Act of 2002”.
Item 16A Audit Committee Financial Expert
The Board has nominated Mr. Peter Fu, Mr. L C Wan and Mr. Yezhong Ni, independent directors, as members of the Audit Committee, and Mr. L C Wan as the financial expert as defined under the applicable rules of the SEC issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002.
Item 16B. Code of Ethics
The Code of Ethics for the members of the Company’s Board of Directors and Officers was approved by the Board of Directors on April 28, 2005 and is filed as Exhibit 14.1 hereto.
Item 16C. Principal Accountant Fees and Services
Audit Fees

The audit fee of PricewaterhouseCoopers, our independent registered public accounting firm for the fiscal years ended December 31, 2005 and 2004, amounted to Rmb 1.77 million and Rmb 0.61 million respectively.
Audit-Related Fees
Except as described above, no other audit-related fees were paid by us for the fiscal years ended December 31, 2005 and 2004 to PricewaterhouseCoopers and other professional accounting firms.
Tax Fees
Taxation review services performed by PricewaterhouseCoopers were included as part of their audit works for the fiscal years ended December 31, 2005 and 2004 and thus no separate bills were issued to us. For statutory tax filings of BHLHK requested by the applicable regulations in Hong Kong for the fiscal years ended December 31, 2005 and 2004, it was performed by S L Lee & Lau. S L Lee & Lau charged a fee of Rmb 3,000 for the 2004 filing and fee of 2005 was not yet agreed up to the date of this report.
All Other Fees
Other than audit fee, a fee of Rmb 104,000 was charged by PricewaterhouseCoopers for their advisory services provided to the Company in answering technical enquires from the SEC in October 2005. On August 9, 2005, a fee of Rmb 20,800 was also charged by PricewaterhouseCoopers, at the request of the Company, for issuance of a letter of consent to include its audit report dated June 30, 2005 with the Company’s Registration Statement on Form S-8 filed on August 11, 2005. PricewaterhouseCoopers did not provide any products or render any professional services, other than those disclosed above during either of the fiscal years ended December 31, 2005 or December 31, 2004.
Policy on Pre-Approval of Audit and Permissible Non-Audit Services of Independent Auditors
The policy of our directors who perform the functions customarily performed by an audit committee is to pre-approve all audit and permissible non-audit services provided by the independent auditors. These services may include audit services and other services.
Audit of Financial Statements
PricewaterhouseCoopers is our principal independent registered public accounting firm. S L Lee & Lau was engaged to file the Hong Kong tax returns of BHLHK.
Item 16D. Exemptions from the Listing Standards for Audit Committee.
Not applicable
Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers.
1.	On October 31, 2005, the transaction to acquire from Beijing Holdings the 51% equity interest of the issued and outstanding stock of CNT was closed and as a result of the closing of the transaction, the Company , issued 2,233,800 shares of the Company’s common stock of US$0.01 each to Beijing Holdings. After the closing of the transaction, Beijing Holdings’ ownership in the Company increased from 47.18% to 60.11% and the Company had total outstanding shares of 9,128,297 shares.
2.	On December 22, 2005, the Company exercised the option to acquire from Beijing Holdings the remaining 49% equity interest of CNT and closed the transaction on the same day. As a result of the closing of the transaction, the Company became the shareholder of 100% equity interest in CNT and, in return, issued 2,146,200 new shares of the Company’s common stock of US$0.01 each to Beijing Holdings. Beijing Holdings’ ownership increased to 62.73% of the total issued and outstanding shares of 11,274,497 shares.

3.	On December 22, 2005, Beijing Holdings entered into a Placing Agreement with Best Scene Management Limited (“Best Scene”), a company in which Mr. Alan Li, our the executive director and Co-Chief Executive Officer, had an equity interest. Pursuant to the Placing Agreement, Best Scene was appointed the placing agent, on a fully underwritten basis, to sell, on behalf of Beijing Holdings, up to 1,100,000 shares of the Company’s common stock (the “Placing Shares”) to certain placees at a fixed price of US$2.15 per Placing Share. As of January 9, 2006, an aggregate of 560,000 Placing Shares had been successfully sold to certain placees who were not connected parties of the Company.
Item 17 Financial Statements.
The Company has elected to provide Financial Statements pursuant to Item 18 (see below).
Item 18 Financial Statements.
The following documents are filed as Attachment A hereto and are included as part of this Annual report on Form 20-F.
Financial Statements.
Report of Independent Registered Public Accounting Firm.
Consolidated Statements of Operations and Comprehensive Income for each of the three years ended December 31, 2003, 2004 and 2005.
Consolidated Balance Sheets as of December 31, 2004 and 2005.
Consolidated Statements of Cash Flows of the company and subsidiaries for each of the three years ended December 31, 2003, 2004 and 2005.
Consolidated Statements of Changes in Shareholders’ Equity for each of the three years ended December 31, 2003, 2004 and 2005.
Notes to Consolidated Financial Statements.
Item 19 Exhibits.
The following exhibits are filed as part of this Annual Report:
3.1	Amended Memorandum and Articles of Association of China Technology Development Group Corporation.

10.1	Agreement with Ivory Capital Asia Pte Ltd. dated July 12, 2005.

10.2	Agreement with Beijing Holdings Limited to acquire 51% of CNT dated September 13, 2005.

10.3	Option Agreement with Beijing Holdings Limited to acquire 49% of CNT dated September 13, 2005.

10.4	Supply of Goods Agreement with New Era Health Industry Group Limited dated March 22, 2004 (translated version).

10.5	Framework Agreement with the Legend (Beijing) Limited dated March 14, 2003 (translated version).

10.6	Framework Agreement with Legendsec (Beijing) Limited dated February 10, 2006 (translated version).

10.7	Memorandum Agreement with Mr. Hu Linfu and Madam Chen Shuizhen for termination of the co-operation in Anji Bio dated July 27, 2006 (translated version).

14.1	Code of Ethics for CEO and Senior Financial Officers.

21.1	List of the company’s significant subsidiaries, their jurisdiction of incorporation and the names under which they operate business, if different from their name.

31.1	Certification of Chief Executive Officer required by Section 302 of the Sarbanes-Oxley Act of 2002 (by Xu Qian).

31.2	Certification of Co-Chief Executive Officer required by Section 302 of the Sarbanes-Oxley Act of 2002 (by Alan Li).

31.3	Certification of Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification of Chief Executive Officer, Co-Chief Executive Officer and Chief Financial Officer required by Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
Date: September 19, 2006		/s/ Michael Siu
	Name:	Michael Siu
	Title:	Executive Director, Chief Financial Officer and Secretary

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
INDEX TO FINANCIAL STATEMENTS

Page
Report of Independent Registered Public Accounting Firm	F – 2

Consolidated Statements of Operations for each of the three years ended December 31, 2003, 2004 and 2005	F – 3

Consolidated Balance Sheets as of December 31, 2004 and 2005	F - 4

Consolidated Statements of Cash Flows for each of the three years ended December 31, 2003, 2004 and 2005	F - 5

Consolidated Statements of Changes in Shareholders’ Equity for each of the three years ended December 31, 2003, 2004 and 2005	F - 8

Notes to Consolidated Financial Statements	F - 9

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of
China Technology Development Group Corporation
(Formerly known Tramford International Limited)
We have audited the accompanying consolidated balance sheets of China Technology Development Group Corporation and its subsidiaries (“the Group”) as of December 31, 2005 and 2004, and the related consolidated statements of operations, cash flows and changes in shareholders’ equity for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Technology Development Group Corporation and its subsidiaries at December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.
PricewaterhouseCoopers
Hong Kong, September 19, 2006.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands, except per share data)
for the years ended December 31, 2003, 2004 and 2005

	Note	2003	2004	2005	2005
		Rmb	Rmb	Rmb	US$
					(Note 2(e))
Continuing operations:
Revenues	22	8,405	2,720	7,503	930
Cost of sales		(4,421)	(1,394)	(3,290)	(408)

Gross profit		3,984	1,326	4,213	522

Selling, general and administrative expenses		(8,362)	(7,768)	(21,971)	(2,721)
Impairment of goodwill		—	(4,337)	—	—
Bad debt expense		—	—	(128)	(16)

Operating loss	22	(4,378)	(10,779)	(17,886)	(2,215)

Interest income		119	243	302	37
Finance cost		—	—	(11)	(1)
Non-operating income	4	2,310	167	276	34
Non-operating expenses	5	—	—	(2,628)	(326)

Loss before income tax provision		(1,949)	(10,369)	(19,947)	(2,471)
Income tax provision	6	(249)	—	(9)	(1)

Loss from continuing operations before minority interests		(2,198)	(10,369)	(19,956)	(2,472)
Minority interests – continuing operations		890	—	712	88

Loss from continuing operations		(1,308)	(10,369)	(19,244)	(2,384)

Discontinued operations:	7
Income/(loss) from discontinued operations including loss on disposal of Rmb 509 on March 31, 2005		366	254	(288)	(36)

Net loss for the year		(942)	(10,115)	19,532	(2,420)

Loss per share	17
- Basic and dilutive		(0.14)	(1.47)	(2.67)	(0.33)

Loss per share from continuing operations
- Basic and dilutive		(0.19)	(1.51)	(2.63)	(0.33)

Income/(loss) per share from discontinued operations
- Basic and dilutive		0.05	0.04	(0.04)	(0.00)

Weighted-average ordinary shares	17
- Basic and dilutive		6,894	6,894	7,327	7,327

The accompanying notes are an integral part of these consolidated financial statements.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands)
at December 31, 2004 and 2005

	Note	2004	2005	2005
		Rmb	Rmb	US$
				(Note 2(e))
ASSETS

CURRENT ASSETS
Cash and cash equivalents		5,255	18,324	2,271
Short-term investments — security trust account		6,872	109	13
Available-for-sale securities		12,730	366	45
Trade accounts receivable, net		1,060	791	98
Inventories		1,192	2,586	320
Due from related parties	18	10,111	8,447	1,047
Other assets	8	1,087	1,462	181

TOTAL CURRENT ASSETS		38,307	32,085	3,975

Long-term prepayment for rental of land	9	—	528	65
Property, plant and equipment, net	10	49	9,169	1,136
Intangible assets	11	—	6,541	811
Goodwill	12	999	69,526	8,615

TOTAL ASSETS		39,355	117,849	14,602

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Trade accounts payable		175	572	71
Consideration payable on the acquisition of an operating unit		1,950	—	—
Accrued professional fees		888	3,869	480
Income tax payable		249	245	30
Value added tax and business tax payable		781	41	5
Deferred government grants	13	—	230	28
Short term borrowings	14	—	3,569	442
Due to related parties	18	—	889	110
Deferred tax liabilities		—	492	61
Other liabilities and accrued expenses	15	2,458	3,719	461

TOTAL CURRENT LIABILITIES		6,501	13,626	1,688

Contingencies and commitments	21

Minority interests		—	5,515	683

SHAREHOLDERS’ EQUITY
Common stock (US$0.01 par value; 2,500,000,000 shares authorized; shares issued and outstanding 9,044,888 in 2004 and 11,274,497 in 2005)	20	749	910	113
Additional paid-in capital	20	187,159	269,924	33,447
Accumulated deficit		(151,644)	(171,176)	(21,211)
Accumulated other comprehensive losses		(3,232)	(950)	(118)
Treasury stock, at cost (2,150,391 shares in 2004 and Nil shares in 2005)	20	(178)	—	—

TOTAL SHAREHOLDERS’ EQUITY		32,854	98,708	12,231

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		39,355	117,849	14,602

The accompanying notes are an integral part of these consolidated financial statements.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands)
for the years ended December 31, 2003, 2004 and 2005

	2003	2004	2005	2005
	Rmb	Rmb	Rmb	US$ (Note 2(e))
Cash flows from operating activities
Net loss	(942)	(10,115)	(19,532)	(2,420)
Adjustments to reconcile net loss to net cash used in operating activities
Minority interests in loss of consolidated subsidiaries	(890)	—	(712)	(88)
Amortization/written off of intangible asset and software development costs	1,085	—	692	86
Stock-based compensation	—	—	3,176	394
Impairment of goodwill	—	4,748	—	—
Amortization of long-term prepayment for rental of land	—	—	2	1
Depreciation	475	76	376	47
Dividend income	(295)	(67)	(115)	(14)
Profit on disposal of property, plant and equipment	—	—	(1)	(1)
(Gain)/ loss on disposal of available-for-sale securities	(2,005)	(100)	2,596	322
Loss on disposal of discontinued operations	—	—	509	63
Bad debt expense	—	—	128	16
Changes in assets and liabilities:
(Increase)/ in trade accounts receivable	(66)	1,595	321	40
Decrease in trading securities	49	—	—	—
Decrease/(increase) in inventories	512	(485)	79	10
(Increase)/decrease in due from related parties and other assets	(263)	228	(7.621)	(946)
(Decrease)/increase in trade accounts payable, amount due to a related party and other current liabilities	(2,676)	1,110	1,904	236
Increase/(decrease) in income taxes payables	249	—	(4)	(1)
Decrease in income tax recoverable	—	—	35	4

Net cash used in operating activities	(4,767)	(3,010)	(18,167)	(2,251)

Cash flows from investing activities
Security trust account	2,275	4,393	6,763	838
Dividend income	295	67	115	14
(Increase)/decrease in funds held by related parties for security investment purposes (Note 18)	(2,578)	1,097	10,081	1,249
Acquisition of subsidiaries, net of cash acquired (Note (a))	—	—	(35)	(4)
Net cash and cash equivalents disposed of upon disposal of discontinued operations (Note (b))	—	—	(350)	(44)
Proceeds from disposal of available-for-sale securities	11,810	4,788	12,511	1,550
Purchase of available-for-sales securities	(11,454)	(9,443)	—	—
Purchases of property, plant and equipment	(29)	(37)	(879)	(109)
Proceeds on disposal of fixed assets	—	—	1	1

Net cash provided by investing activities	319	865	28,207	3,495
(Continued)

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands)
for the years ended December 31, 2003, 2004 and 2005
(Continued)

	2003	2004	2005	2005
	Rmb	Rmb	Rmb	US$ (Note 2(e))
Cash flows from financing activities
Proceeds from borrowings	—	—	3,500	434
Repayments of borrowings	—	—	(10)	(1)

Net cash provided by financing activities	—	—	3,490	433

Effect of exchange rate changes on cash and cash equivalents	(355)	—	(461)	(57)

Net (decrease)/increase in cash and cash equivalents	(4,803)	(2,145)	13,069	1,620

Cash and cash equivalents at beginning of year	12,203	7,400	5,255	651

Cash and cash equivalents at end of year	7,400	5,255	18,324	2,271

Supplemental disclosure of cash flow information
Income taxes paid	—	—	—	—

Interest paid	—	—	11	1

Supplemental disclosure non-financing activities
Issue of new shares for business combination (Note 3)	—	—	79,928	9,904

Stock options granted (Note 16)	—	—	3,176	393

Note(a) Purchase of China Nature Technology Inc. (Refer to Note 3 for details)

2005
Rmb
Net assets acquired (excluding cash & cash equivalents):
Trade accounts receivable, net	108
Inventories	1,473
Due from related parties	21
Income tax recoverable	35
Other assets	1,638
Long-term prepayment for rental of land	530
Property, plant and equipment, net	8,617
Intangible asset	6,891
Goodwill	38,457
Trade accounts payable	(271)
Deferred government grants	(273)
Due to a related party	(204)
Short term borrowings	(79)
Deferred tax liabilities	(251)
Other liabilities and accrued expenses	(913)
Minority interests	(11,804)

43,975)

Discharged by:
Issuance of shares at fair value	43,523
Capitalized expenses directly incurred in acquisition of CNT*	936
Less: Cash and cash equivalents acquired from CNT	(484)

Total net consideration	43,975

* Out of the capitalized acquisition expenses, an aggregate of Rmb 417 was still unpaid as of December 31, 2005.
Note(b) Disposal of discontinued operations (Refer to Note 7 for details)

2005
Rmb
Net assets disposed of (excluding cash & cash equivalents):
Trade accounts receivable, net	56
Other assets	18
Goodwill	999
Income tax payables	(753)
Other liabilities and accrued expenses	(161)

159
Loss on disposal of discontinued operations	(509)

(350)

Discharged by:
Cash and cash equivalents disposed	(350)

The accompanying notes are an integral part of these consolidated financial statements.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Amounts in thousands)
for the years ended December 31, 2003, 2004 and 2005

					Accumulated
			Stock		other	Total
			Options	Accumulated	comprehensive	shareholders’
	No. of	Equity	Granted	losses	losses	equity
	shares	Rmb	Rmb	Rmb	Rmb	Rmb
Balance at December 31, 2002	6,894,497	187,730	—	(140,587)	(643)	46,500
Net loss		—	—	(942)	—	(942)
Net unrealized gain on available-for-sale securities		—	—	—	401	401
Less: Reclassification adjustment for loss realized on sale (Note (a))		—	—	—	587	587
Translation adjustment		—	—	—	(355)	(355)

Total comprehensive loss for the year						(633)

Balance at December 31, 2003	6,894,497	187,730	—	(141,529)	(10)	46,191

Net loss		—	—	(10,115)	—	(10,115)
Net unrealized loss on available-for-sale securities		—	—	—	(3,222)	(3,222)

Total comprehensive loss for the year						(3,222)

Balance at December 31, 2004	6,894,497	187,730	—	(151,644)	(3,232)	32,854

Issue of shares	4,380,000	79,928	—	—	—	79,928
Stock options granted			3,176	—	—	3,176
Net loss		—		(19,532)	—	(19,532)
Net unrealized loss on available-for-sale securities		—		—	(147)	(147)
Less: Reclassification adjustment for loss realized on sale (Note (a))		—		—	2,890	2,890
Translation adjustment		—		—	(461)	(461)

Total comprehensive loss for the year						(2,282)

Balance at December 31, 2005	11,274,497	267,658	3,176	(171,176)	(950)	98,708

		US$	US$	US$	US$	US$

Balance at December 31, 2005 (Note 2(e))		33,166	394	(21,211)	(118)	12,231

Note (a): The cost of securities sold on the amount reclassified out of accumulated other comprehensive income into earnings was determined based on a specific identification basis.
The accompanying notes are an integral part of these consolidated financial statements.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, unless otherwise stated)
1	Nature of operations and basis of presentation
     China Technology Development Group Corporation (the “Company” or “CTDC”) (formerly known as Tramford International Limited and was renamed to CTDC on January 9, 2006) was incorporated under the laws of the British Virgin Islands on September 19, 1995 as a holding company. The consolidated financial statements include the financial statements of the Company and its subsidiaries (hereinafter collectively referred to as the “Group”).
     On May 8, 2000, Jingle Technology Limited (“JTL”), a 100% subsidiary of CTDC, was formed to act as an investment holding company within the Group. Effective July 1, 2000, JTL purchased 100% interests in BHL Networks Technology Co. Ltd. (“BHLNet”), which in turn holds 76% interest in Beijing BHL Networks Technology Co. Ltd (“BBHL”), for a consideration of Rmb21,959. Pursuant to agreements entered into among the Group and the vendors in September 2002, the consideration was reduced from Rmb21,959 to Rmb20,262. BBHL is a Sino-foreign equity joint venture and is principally engaged in the provision of information technology and network security consultancy services and sales of computer related products in the People’s Republic of China (“China” or the “PRC”). BHLNet and BBHL are hereinafter referred to collectively as the “IT Operations”. The IT Operations continue to engage in the provision of information technology and network security consultancy services and the development of network security software for all years presented. The other wholly owned subsidiary of CTDC, BHL Networks Technology Company Limited (“BHLHK”)(formerly Jing Tai Industrial Investment Company Limited), acts as the treasury center for the Group.
     On September 13, 2005, CTDC entered into a sale and purchase agreement with Beijing Holdings Limited (“Beijing Holding”), its then 47.18% shareholder, pursuant to which the Company acquired 51% of the issued and outstanding stock of Future Solutions Development Inc. (subsequently renamed to China Natures Technology Inc. on November 25, 2005, “CNT”). At the same day, the Company also entered into an option agreement with Beijing Holdings to acquire the remaining issued and outstanding stock of CNT. At the Annual Meeting of Stockholders of the Company held on October 21, 2005, the special resolutions to approve the acquisition by the Company of the 51% equity interest in CNT and the option to acquire the remaining 49% equity interest in CNT were passed.
     Effective October 31, 2005, CTDC purchased 51% interests in CNT at a consideration of 2,233,800 shares of CTDC. Effective December 22, 2005, CTDC exercised the option to acquire the remaining 49% interests of CNT at a consideration of 2,146,200 shares of CTDC.
     CNT holds 71.43% interests in Zhejiang University (Hangzhou) Innoessen Bio-technology Inc. (“Zhejiang Innoessen”). Zhejiang Innoessen then holds 93.67% interests in Anji Science Bio-Product Inc. (“Anji Bio”). Shenzhen Innoessen Bio-tech Inc. (“Shenzhen Innoessen’) was a wholly owned subsidiary of CNT and was formed as CNT’s sales and marketing center for South China. CNT, Zhejiang Innoessen, Anji Bio and Shenzhen Innoessen are hereinafter referred to collectively as the “Nutraceutical Operations”. The Nutraceutical Operations are engaged in the development, manufacturing and marketing of healthfood products utilizing bio-active components of bamboo.
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
     The financial information has been prepared in Renminbi (Rmb), the national currency of the PRC and also the functional currency of the Group (see also footnote 2(e)). Unless indicated otherwise, amounts in Renminbi have been rounded to the nearest thousand.
     As of December 31, 2005, the list of subsidiaries, their jurisdiction of incorporation and our respective effective shareholding in each of the subsidiaries were shown as follows:

		Effective percentage
Name of Company	Jurisdiction	Shareholding
BHLHK	Hong Kong	100%
JTL	BVI	100%
BHLNet	Cayman Islands	100%
BBHL	China	76%
CNT	BVI	100%
Zhejiang Innoessen	China	71.43%
Anji Bio.	China	66.91%
Shenzhen Innoessen	China	100%

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, unless otherwise stated)
2	Summary of significant accounting policies
     The following is a summary of significant accounting policies followed by the Group in the preparation of the financial statements.
(a) Consolidation
     The consolidated financial statements include the financial statements of the Company and its subsidiaries as of December 31, 2004 and 2005, and the statements of operations, cash flows and changes in shareholders’ equity for the years ended December 31, 2003, 2004 and 2005. All significant inter-company balances and transactions have been eliminated during consolidation.
     Subsidiaries are those entities in which the company, directly or indirectly, controls the composition of the board of directors, controls more than half the voting power or holds more than half of the issued share capital.
     The results of subsidiaries acquired or disposed of during the year are included in the consolidated statements of operations from the effective date of acquisition or up to the effective date of disposal, as appropriate. The gain or loss on disposal of a subsidiary represents the difference between the proceeds of the sale and the Company’s share of its net assets together with any unamortized goodwill or goodwill/negative goodwill taken to reserves and which was not previously charged or recognized in the consolidated statements of operations.
     Minority interests represent the interest of outside shareholders in the operating results and net assets of subsidiaries.
     In January 2003, the Financial Accounting Standards Board (“FASB”) issued Financial Interpretation (“FIN”) No. 46 which requires certain variable interest entities (the “VIEs”) to be consolidated by the primary beneficiary of the entity if the ownership interest held by the equity investors in the entity does not have characteristics of a controlling financial interests or does not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 was effective for all new VIEs created or acquired after December 15, 2003, the FASB issued FIN 46 (revised), which provides for the deferral of the implementation date to the end of the first reporting period after March 15, 2004, unless the Company has a special purpose entity, in which case the provisions must be applied for fiscal years ending December 31, 2003. There was no impact to the financial statements upon adoption of FIN 46R.
(b) Revenues
     Revenues arise from product sales and the rendering of services. Revenue is generally recognized when all of the following criteria are met (i) persuasive evidence of an arrangement exists; (ii) delivery has occurred or services have been rendered; (iii) the sellers’ price to the buyer is fixed or determinable, and (iv) collectibility is reasonably assured. Specifically, product sales represent the invoiced value of goods, net of discounts, supplied to customers. Revenues of product sales are recognized upon delivery to customers and when title has passed. Rendering of services represent fees charged on the provision of information technology and network security consultancy services. Fees on such services are recognized upon the completion of the underlying services and collectibility to the fees is reasonably assured.
(c) Taxation
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
(d) Concentration of credit risk and major customers
     The Group is engaged in the provision of information technology and network security services and the development, manufacturing and marketing of nutraceutical products to a wide range of industries and end users within the PRC. All the Group’s revenue is derived from sales to customers located in the PRC. Accordingly, the Group’s trade accounts receivable are concentrated with respect to both geography and customer. The Group performs ongoing credit evaluations of its customers and generally does not require collateral. Approximately, 6.28%, 18.59% and 32.97% of the total revenues were contributed by 3 major customers during the year ended December 31, 2005.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, unless otherwise stated)
2	Summary of significant accounting policies (continued)
(e) Foreign currency transaction gains and losses and translation of foreign currencies
     All foreign currency transaction gains and losses are recognized as other non-operating income/(expense) in the consolidated statements of operations.
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
     The functional currency of the Group is Renminbi. The functional currency of BBHL, Zhejiang Innoessen, Anji Bio and Shenzhen Innoessen is Renminbi. Its business is primarily conducted in China and denominated in Renminbi. The functional currency of CTDC and its other subsidiaries is Hong Kong dollar. The financial statements of CTDC and these subsidiaries are translated into Renminbi, using exchange rates in effect at period end, wherever appropriate, for assets and liabilities and average exchange rates during each reporting period for results of operations. Adjustments resulting from the translation of financial statements are reflected as a separate component of shareholders’ equity.
     For the convenience of the reader, a translation of amounts from Renminbi (Rmb) into United States Dollars (US$) has been made at the noon buying rate in New York City for cable transfer in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2005 of Rmb 8.0702 = US$1.00. Such translations should not be construed as representations that the Renminbi amounts represent or have been or could have been converted into United States dollars at that or any other rate.
(f) Property, plant and equipment
     Property, plant and equipment are stated at historical cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets. Upon retirement or sale, the cost of disposed assets and the related accumulated depreciation are deducted from the respective accounts and the resulting gain or loss is included as other non-operating income/(expense) in the consolidated statement of operations. Maintenance and repair costs are expensed as incurred. The estimated useful lives of property, plant and equipment are as follows:

Building	20 years
Plant and machineries	10 years
Motor vehicles	5 years
Furniture, fixtures, office and computer equipment	3 years
(g) Prepayment for rental of land
     Prepayment for rental of land represents up-front payments to acquire long-term interests in lessee occupied properties. The premiums are stated at cost and are amortised over the period of the lease on a straight-line basis to the consolidation statements of operations
(h) Intangible assets
     Intangible assets represent the extraction of bamboo flavonoids and its related application patents obtained through the acquisition of the Nutraceutical Operations on October 31, 2005. The extraction of bamboo flavonoids (the core technology) is recognized at fair value upon acquisition and is amortized on a straight-line basis over its estimated useful life of eight years. The related application patents of the extraction of bamboo flavonoids (the completed technologies) are recognized at fair value upon acquisition and are amortized on a straight-line basis over the estimated useful life of five years. The acquired in-process research and development technologies is immediately expensed off.
(i) Goodwill
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

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, unless otherwise stated)
2	Summary of significant accounting policies (continued)
(j) Impairment
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
(k) Inventories
     Inventories are valued at the lower of cost and net realizable value. Cost includes the purchase cost of products at invoiced value using a first-in first-out method. Net realizable value is determined by reference to the sales proceeds of items sold in the ordinary course of business or to a management estimate based on prevailing market conditions.
(l) Cash and cash equivalents
     Cash and cash equivalents include cash on hand, demand deposits with banks and liquid investments with an original maturity of three months or less. The carrying value of cash equivalents approximates their fair value.
(m) Investment in securities
      Investment in securities comprise of available-for-sale which are carried at fair value, with unrealized gains and losses, if any, reported, net of tax, in other comprehensive income.
(n) Earnings per share
     Basic earnings per share represents income available to common shareholders divided by the weighted-average number of common stocks outstanding during the period. Diluted earnings per share reflects additional common stocks that would have been outstanding if dilutive potential common stocks have been issued, as well as any adjustment to income that would result from the assumed issuance. Dilutive potential common stocks that may be issued by the Group relate solely to outstanding stock options and are determined using the treasury stock method. Effect of stock options is excluded from the computation if the effect would be antidilutive.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, unless otherwise stated)
2	Summary of significant accounting policies (continued)
(o) Deferred government grants
     Grants from the government are recognized at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions. Government grants relating to research and development costs are deferred and recognized in the consolidated statements of operations over the period necessary to match them with costs which the government grants are intended to fund. Government grants relating to the purchase of property, plant and equipment are included in deferred government grants and are recognized in the consolidated statements of operations on a straight line basis over the expected lives of the related assets.
(p) Stock-based compensation
     The Group grants stock options to its employees and certain non-employees.
     The Group applies Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” and complies with the disclosure provisions of SFAS No. 123 “Accounting for Stock-Based Compensation” (“SFAS No. 123”), as amended by SFAS No. 148 “Accounting for Stock-Based Compensation – Transition and Disclosure” (“SFAS No. 148”) for options granted to employees. In general, compensation cost is recognized based on the difference, if any, between the fair value of the Company’s shares and the exercise price as determined on the date the option is granted. Under APB Opinion No. 25, because the exercise price of all the options issued by the Company to employees equals or is higher than the market price of the underlying stock on the date of grant, no compensation expense is recognized. The Group applies SFAS No. 123, as amended by SFAS No. 148 for options granted to non-employees. A charge for stock-based awards for the services rendered by non-employees using the Black-Scholes option pricing model are recognized in the consolidated statements of operations by the Group when incurred.
      For the fiscal year ended December 31, 2005, the stock compensation expenses of Rmb2,475 was charged to the selling, general and administrative expenses in the consolidated statements of operations in respect of the options succeeded by the newly appointed chairman and chief executive officer, being the difference between the market price of the share of common stock of the Company and the exercise price of the options. For options granted to employees on September 20, 2005, there was no impact on the consolidated statements of operations as the exercise of these options was equal to the market price of the share of common stock of the Company at date of grant.

—

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, unless otherwise stated)
(p) Stock-based compensation (continued)
     Stock-based compensation to employees
     Had compensation cost for options granted to employees under the Company stock option plans (the “Plans”) been determined based on the fair value at the grant date, as prescribed by SFAS 123 and SFAS 148, the Company’s pro forma net loss would have been as follows:

	December 31,
	2003	2004	2005
	Rmb	Rmb	Rmb
Net loss for the year, as reported	(942)	(10,115)	(19,532)
Add: stock-based compensation as reported	—	—	2,475
Less: Stock-based compensation determined using the fair value method	—	—	(7,791)

Pro forma loss for the year	(942)	(10,115)	(24,848))

Basic and diluted loss per share (in Rmb)
- As reported	(0.14)	(1.47)	(2.67)

- Pro forma	(0.14)	(1.47)	(3.39)

     There was no option granted to employees in the fiscal years ended December 31, 2003 and 2004. The fair value of each option granted in the fiscal year ended December 31, 2005 is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants during the applicable period.

Options
	Options		granted to
	deemed	Options deemed	other
	granted to	granted to the	employees
	the chairman	chief executive	on
	on February	officer on March	September
	8, 2005	29, 2005	20, 2005
Average risk-free rate of return*	3.313%	3.861%	4.050%
Weighted average expected option life	2 years	2 years	5 years
Volatility rate	197.2%	158.2%	133.8%
Dividend yield	—	—	—

* Risk-free rate represents the yields to maturity of respective US Government STRIPS (Source: Bloomberg)
     The stock compensation expenses, if any, will be charged to the selling, general and administrative expenses in the consolidated statements of operations.
(q) Operating leases
     Leases where substantially all the risk and rewards of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases net of any incentives received from the leasing company are charged to the consolidated statements of operations on a straight-line basis over the lease periods.
(r) Recent accounting pronouncements
     In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard (“SFAS”) No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123R”). This statement is a revision to SFAS No. 123 and supersedes APB Opinion No. 25. This Statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services, and addresses transactions in which an entity obtains employee services in share-based payment transactions. Entities are required to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service, the requisite service period (usually the vesting period), in exchange for the award. The grant-date fair value of employee share options and similar instruments are to be estimated using option-pricing models. If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification. This statement is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. In accordance with the standard, the Group is required to adopt SFAS No. 123R effective January 1, 2006.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, unless otherwise stated)
2	Summary of significant accounting policies (continued)
(r) Recent accounting pronouncements (continued)
     Upon adoption, the Group has two application methods to choose from: the modified-prospective transition approach or the modified-retrospective transition approach. Under the modified-prospective transition method the Group would be required to recognize compensation cost for share-based awards to employees based on their grant-date fair value from the beginning of the fiscal period in which the recognition provision are first applied as well as compensation cost for awards that were granted prior to, but not vested as of the date of adoption. Prior periods remain unchanged and pro forma disclosures previously required by SFAS No. 123 continue to be required. Under the modified-retrospective transition method, the Group would restate prior periods by recognizing compensation cost in the amounts previously reported in the pro forma footnote disclosure under SFAS No. 123. Under this method, the Group is permitted to apply this presentation to all periods presented or to the start of the fiscal year in which SFAS No. 123R is adopted. The Company plans to adopt SFAS No. 123R using the modified-prospective transition method. Although the Group is currently evaluating the impact of this Standard, it is expected that the adoption will not have a significant impact on the results of operations and financial position.
      Subsequently in August, October and November 2005, the FASB released Staff Position (“FSP”) 123(R)-1, "Classification and Measurement of Freestanding Financial Instruments Originally Issued in Exchange for Employee Services under FASB Statement No. 123(R)," FSP123(R)-2, "Practical Accommodation to the Application of Grant Date as Defined in FASB Statement No. 123(R)" and FSP 123(R)-3, "Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards." Additionally, on February 1, 2006, the FASB issued FSP 123(R)-4, "Classification of Options and Similar Instruments Issued as Employee Compensation That Allow for Cash Settlement upon the Occurrence of a Contingent Event." The FSPs clarify certain accounting provisions set forth in SFAS No. 123(R). The requirements and guidance prescribed in SFAS No. 123(R), Staff Accounting Bulletin No. 107 and the FSPs is effective in 2006. The Group considers that the adoption of SFAS No. 123R will not have significant impact on its financial statements.
     In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” (SFAS No. 154”), which was a replacement of APB Opinion No. 20 and FAS No. 3 effective for accounting changes made in fiscal years beginning after December 15, 2005. SFAS No. 154 requires restrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. It also requires that retrospective application of a change in accounting principle be limited to the direct effects of the change. SFAS No. 154 also requires that a change in depreciation, amortization, or depletion method for long-lived, nonfinancial assets be accounted for as a change in accounting estimate effected by a change in accounting principle. The Company does not expect the adoption of SFAS No. 154 on January 1, 2006 to have a material impact on its results of operations and financial condition.
     In November 2005, the FASB issued FSP FAS115-1 and FAS 124-1, which nullifies certain provisions of EITF Issue 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments", and completely supersedes EITF Topic D-44, "Recognition of Other Than Temporary Impairment upon the Planned Sale of a Security Whose Cost Exceeds Fair Value", addresses (1) determining when an investment should be considered impaired, (2) determining whether an impairment should be deemed other than temporary, and (3) measuring impairment loss. FAS 115-1 and FAS 124-1 are effective as of the beginning of the first interim or annual reporting period that begins after December 15, 2005. The Company does not expect the adoption of FAS115-1 and FAS124-1 on January 1, 2006 will have a significant effect on its financial statements.
      In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets—An Amendment of FASB Statement No. 140" (“SFAS No. 156”). SFAS No. 156 requires that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable. The statement permits, but does not require, the subsequent measurement of servicing assets and servicing liabilities at fair value. SFAS No. 156 is effective as of the beginning of an entity’s first fiscal year that begins after September 15, 2006, which for the Group will be as of the beginning of fiscal 2007. The Company does not believe that the adoption of SFAS No. 156 will have a significant effect on its financial statements.
      In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" (“FIN48”), which is an interpretation of SFAS No. 109, "Accounting for Income Taxes" (“SFAS No. 109”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109 and prescribes a recognition threshold and measurement attributable for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective as of the beginning of an entity's first fiscal year that begins after December 15, 2006, which for the Group will be as of the beginning of fiscal 2007. The Company does not believe that the adoption of SFAS No. 156 will have a significant effect on its financial statements.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, unless otherwise stated)
3	Business combination
      On September 13, 2005, the Company entered into agreements with Beijing Holdings Limited, the then 47.18% shareholder of the Company, to (i) acquire 51% equity interest in CNT in exchange for 2,233,800 shares of the Company (the “51% Acquisition”) and (ii) obtain an option to acquire the remaining 49% equity interest in CNT in exchange for 2,146,200 shares of the Company (the “49% Acquisition”). Effective October 31, 2005, the 51% Acquisition was completed and effective December 22, 2005, the option was also exercised and the 49% Acquisition was completed. The acquisition was accounted for using the purchase method of accounting. Accordingly, the purchase consideration has been allocated to the assets acquired and liabilities assumed based upon their estimated fair values at the date of acquisition. The excess of the purchase price over the fair value of net assets acquired was Rmb 69,526 and has been recorded as goodwill.
     The fair value of the shares issued for the 51% Acquisition was approximately US$2.41 per share which was calculated based on the simple average of five days’ quoted closing price of the Company’s stock, including two days prior and after the announcement date of the transaction and the announcement date on September 26, 2005. The fair value of the shares issued for the 49% Acquisition was approximately US$2.1 per share which was the quoted closing price of the Company’s stock on December 22, 2005, the date we exercised the option. The consideration paid, the net assets of the Nutraceutical Operations acquired and the goodwill arising there from can be summarized as follows.

	Acquisition of
	51% Rmb	49% Rmb
Consideration Paid:
Shares of common stock issued at fair value	43,523	36,405
Direct cost related to the acquisition capitalized	936	—

Subtotal	44,459	36,405

Less Net assets acquired
Cash and cash equivalents	247	2,387
Trade accounts receivable, net	56	166
Inventories	751	748
Due from related parties	11	19
Income taxes recoverable	18	—
Other assets	835	307
Property, plant and equipment, net	4,665	4,487
Intangible assets	3,514	3,205
Trade accounts payable	(138)	(148)
Income taxes payable	—	(2)
Deferred government grants	(139)	(113)
Due to a related party	(104)	(119)
Short term borrowings	(40)	(1,749)
Deferred tax liabilities	(251)	(241)
Other liabilities and accrued expenses	(466)	(909)
Minority interests	(2,957)	(2,702)

Subtotal	6,002	5,336

Goodwill arising from acquisition of Nutraceutical Operations	38,457	31,069

     Since December 2005, we had disagreements with management and the minority shareholder of Anji Bio. The Company could not timely obtain the Financial Statements and access to the site of Anji Bio. Through negotiations, the disagreements were resolved and a memorandum was signed on July 27, 2005. Management of the Company has assessed the situation of Anji Bio and determine that it shall be considered as a consolidated subsidiary of the Company for the year ended December 31, 2005 in the view that we are the legally effective owner of it.
     A detailed list of intangible assets acquired is included in Note 11 to the consolidated financial statements.
     The following unaudited pro forma information is based on the assumption that the acquisition took places as of the beginning of the year (January 1, 2005), with comparative information for the immediately preceding year as though the acquisition had been completed at the beginning of that year:

	Unaudited Years ended December 31,
	2004	2005
	Rmb	Rmb
Revenue from continuing operations	6,854	11,698
Net loss for the year from continuing operations	(11,623)	(20,064)
Loss per share from continuing operations	(1.69)	(2.74)
     The pro forma results have been prepared for comparative purposes only. They do not purport to be indicative of the results of operations which actually would have resulted had the contribution been effect on January 1, 2004 or future results of operations of the consolidated entities.
     The weighted average amortization period for the intangible assets acquired was 5.19 years (Note 11). There was no goodwill that was expected to be deductible for tax purposes.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, unless otherwise stated)
4	Non-operating income
     Non-operating income consisted of the following:

	Year ended December 31,
	2003	2004	2005
	Rmb	Rmb	Rmb
Realized gains on trading securities	8	—	—
Realized gains on available-for-sale securities	2,005	100	—
Dividend income from available-for-sale securities	295	67	115
Subsidies from government	—	—	161
Others	2	—	—

	2,310	167	276

5	Non-operating expenses
     Non-operating expenses consisted of the following:

	Year ended December 31,
	2003	2004	2005
	Rmb	Rmb	Rmb
Realized loss on available-for-sale securities – transferred from comprehensive loss	—	—	2,596
Others	—	—	32

	—	—	2,628

6	Income tax provision
     The Company was incorporated under the laws of the British Virgin Islands (“BVI”), and under current BVI law, is not subject to tax on income or capital gains as it does not carry out business in the BVI. No provision for Hong Kong profits tax was provided for the company’s subsidiary operating in Hong Kong for year ended December 31, 2004 and 2005 as it had no estimated assessable profits arising in Hong Kong. Except Auji Bio which was subject to PRC income tax at rate of 33%. The Company’s other subsidiaries operating in the PRC incurred losses and therefore no PRC income taxes were provided.
     Composition of income tax expense
     The current and deferred portions of income tax expense included in the consolidated statements of operations and comprehensive income for the years ended December 31 are as follows:

	2003	2004	2005
	Rmb	Rmb	Rmb
Current income tax expenses	249	—	9
Recognition of deferred tax assets	1,531	2,927	5,943
Change in valuation allowance	(1,531)	(2,927)	(5,943)

Income tax expenses	249	—	9

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, unless otherwise stated)
6	Income tax provision (continued)
     Reconciliation of income tax expense by applying PRC statutory Enterprise Income Tax rate
     Income tax expense differed from the amounts computed by applying PRC statutory Enterprise Income Tax (“EIT”) rate of 33% as a result of the following:

	2003	2004	2005
	Rmb	Rmb	Rmb
Income tax credit at PRC statutory EIT rate	(522)	(3,338)	(6,446)
Effect of different taxation rate in Hong Kong	(474)	465	572
Income not subject to taxation	(76)	(53)	(60)
Expenses not deductible for taxation purpose	—	—	—
Utilization of previously unrecognized tax losses	(192)	—	—
Increase in previously recognized tax loss resulting from an increase in tax rate	(18)	—	—
Change in valuation allowance	1,531	2,926	5,943

Total income tax expense	249	—	9

     Significant components of deferred tax assets

	December 31,	December 31,
	2004	2005
	Rmb	Rmb
Tax loss carryforwards	11,464	17,407
Less: valuation allowance	(11,464)	(17,407)

Deferred tax assets	—	—

     Tax loss carryforwards from the Company’s PRC subsidiary can be carried forward for five years. As the realization of the current tax loss carryforwards credit is uncertain, a full valuation allowance against the deferred tax assets as at December 31, 2005 has been provided.
7	Discontinued operations
     On March 31, 2005, BBHL entered into an agreement with Beijing Enterprises Development Corporation (“BEDC”), a related party (Note 18), to sell its branch in Zhuhai, China which represented the entire service rendering business segment of BBHL, at zero consideration. In this connection, the service-rendering business segment was presented as discontinued operations.
     An analysis of the results and the loss on disposal of discontinued operations is as follows:-

	Year ended	Year ended	Period ended
	December	December	March 31,
	31, 2003	31, 2004	2005
	Rmb	Rmb	Rmb
Revenues	3,337	3,949	1,040
Cost of sales	(2,204)	(2,755)	(678)
Gross profit	1,133	1,194	362
Selling, general and administrative expenses	(767)	(529)	(141)
Impairment of goodwill	—	(411)	—

Profit from discontinued operations	366	254	221
Loss on disposal of discontinued operations	—	—	(509)

Profit/(loss) from discontinued operations	366	254	(288)

     There was no tax charge incurred for the discontinued operations for the years ended December 31, 2003, 2004 and 2005.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, unless otherwise stated)
8	Other assets
     Other assets consisted of the following:

	December 31,	December 31,
	2004	2005
	Rmb	Rmb
Rental and utility deposits	129	408
Advance to staff	74	207
Prepayment for insurance	379	305
Prepayment for consultancy fee	11	80
Prepayment for raw materials	100	83
Others	394	319

	1,087	1,462

9	Long term prepayment for rental of land

	December 31,	December 31,
	2004	2005
	Rmb	Rmb
Acquisition of subsidiaries	—	530
Amortisation	—	(2)

	—	528

     The prepayment for rental of land represented the amount paid for the land use right held on medium term lease of 50 years in the PRC. The land use term will be expired on August 1, 2052.
10	Property, plant and equipment, net

	December 31,	December 31,
	2004	2005
	Rmb	Rmb
Building	—	2,475
Plant and machineries	—	5,170
Computer equipments	1,972	1,678
Furniture, fixtures and office equipments	581	1,099
Motor vehicles	108	830
Less: accumulated depreciation	(2,612)	(2,083)

	49	9,169

     Depreciation for the year ended December 31, 2003, 2004 and 2005 amounted to Rmb475, Rmb76 and Rmb376 respectively.
11 Intangible assets
     The intangible assets represented the unamortized cost of the extraction of bamboo flavonoids and its related application patents obtained through the acquisition of the Nutraceutical Operations on October 31, 2005.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, unless otherwise stated)
11 Intangible assets (continued)
     The fair values of intangible assets acquired in 2005 represented the core technology, completed technology and in process research and development (“IPR&D”) which amounted to Rmb 624, Rmb 5,792 and Rmb 475 respectively. The fair value of the core technology is determined by the relief from royalty approach. Under this approach, an asset is valued based upon the incremental after-tax cash flow accruing to the owner by virtue of the fact that the owner does not have to pay a “fair royalty” to a third party for the use of that asset. Accordingly, a portion of the owner’s earnings, equal to the after-tax royalty that would have been paid for use of the asset can be attributed to that asset. The value of the asset depends on the present worth of future after-tax royalties derived from ownership. Thus, indications of value are developed by discounting future after-tax royalties attributable to the asset to their present worth at market-derived rates of return appropriate for the risks of that particular asset. The relevant royalty rate was determined by referring to the profit margin of the CNT and actual market transaction in biotechnology industry whose royalty rates ranged from 1% to 10% with median of approximately 4%. In calculating the royalty saving attributable to the core technology, the related R&D expenses for maintaining the core technology were deducted. The maintenance R&D expense was estimated based on 2% of the maintenance R&D expense to sale. Net cash flow was derived by deducting tax expense from net royalty saving. In arriving at net present value, the projected cash flow to the core technology was then discounted to present value at a discount rate of 25% until the end of the economic life in 2012.
     The fair value of completed technology and IPR&D is determined by the estimation of its replacement cost because they are not unique and highly reproduced. The replacement cost of the completed technology and IPR&D include staff costs, equipment, sampling and testing costs, and overhead costs such as utility expense and rents for R&D center. We then multiplied the average development cost per technology by total number of months required to complete the existing technology.
     The fair value, accumulated amortization/write off for the fiscal year ended December 31, 2005 and the remaining balance as of December 31, 2005 of the core technology, completed technology and IPR&D technology were summarized as follows:

			Accumulated
	Fair	Acquired	amortization/
	value	during	write off	Balance as of
	upon	the	during the	December 31,
	acquisition	year	year	2005
	Rmb	Rmb	Rmb	Rmb
Core technology	624	—	(13)	611

Completed technology
Bamboo leaf extract for prostate disease	209	—	(7)	202
AoB antioxidant from bamboo leaf extract	1,726	—	(58)	1,668
ZoB from bamboo leaf extract	1,964	—	(65)	1,899
Bamboo shoot extractive for dietary supplements and fertilizer	1,892	—	(63)	1,829
Zhukangning capsule from bamboo leaf extract	—	343	(11)	332

	5,791	343	(204)	5,930

In-Process Research and Development technology
Bamboo shoot extractive for calories control	448	—	(448)	—
Bamboo shoot extractive for hair loss prevention	27	—	(27)	—

	475	—	(475)	—

Total	6,890	343	(692)	6,541

     Amortization expense for the years ended December 31, 2003, 2004 and 2005 amounted to Rmb1,085, Rmb Nil and Rmb 217 respectively. The intangible asset of the network security and server switch technology acquired in 2000 has been fully amortized during the year ended December 31, 2003.
     The estimated amortization expenses of the intangible assets in each of the five succeeding years amounted to Rmb 1,305.
12 Goodwill
     The Group recorded goodwill of Rmb 69,526 in connection with the acquisition of its Nutraceutical Operations in 2005. The goodwill for the year ended December 31, 2005 is as follows:

	Network	Information	Nutraceutical
	security	Technology	operations	Total
	Rmb	Rmb	Rmb	Rmb
Balance as of December 31, 2003	4,337	1,410	—	5,747

Impairment loss for 2004	(4,337)	(411)	—	(4,748)

Balance as of December 31, 2004	—	999	—	999
Goodwill arising from business combination (Note 3)	—	—	69,526	69,526
Goodwill relating to discontinued operations disposed	—	(999)	—	(999)

Balance as of December 31, 2005	—	—	69,526	69,526

     In 2004, an assessment for impairment for the network security consultancy segment was carried out after the annual forecasting process. In view of the underperformance of the unit, the earning forecast was revised by management. Based on the revised forecast, the present value of future cash flows of the unit is lower then the carrying value of goodwill and therefore, goodwill impairment loss of Rmb4,337 was reported.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, unless otherwise stated)
12 Goodwill (continued)
     Further, an assessment for impairment was also carried out in 2004 for the information technology consultancy reporting unit. During the process, the estimated selling price of the reporting unit subsequent to balance sheet date was compared against the carrying value of the reporting unit with a shortfall of Rmb411. Therefore, an impairment loss of Rmb411 was recognized in the information technology consultancy reporting unit. Following the disposal of the information technology consultancy reporting unit on March 31, 2005. The Rmb 999, which represented the carrying amount of the goodwill of the reporting unit, was disposed of and was grouped into the net assets of the discontinued operations as mentioned in Note 7.
13 Deferred government grants

Rmb
Balance as at December 31, 2004	—
Addition upon acquisition of the Nutraceutical Operations on October 31, 2005	273
Amounts utilized during the year:
- Research and development costs	(43)

Balance as at December 31, 2005	230

     The entire deferred government grants belong to the Nutraceutical Operations acquired on October 31, 2005. The Group is obliged to utilize the government grants only for funding the research and development costs and costs for purchase of plant and machinery incurred for the research and development projects registered with the relevant authorities. Savings in deferred government grants upon completion of the research and development projects, however, is not required to return to the relevant authorities and is recognized as revenue. An aggregated amounts of Rmb 1,862 was received by Zhejiang Innoessen as deferred government grants in 2003. Of the same Rmb 1,060, Rmb 221 and Rmb 308 were utilized for research and development costs, purchase of plant and machinery and recognized to revenue respectively for the period from the date when the grants were received to October 31, 2005, the date of acquisition. The amounts utilized for research and development costs since October 31, 2005 to December 31, 2005 was Rmb 43.
     The deferred government grants are included as current liabilities of the Company.
14 Short term borrowings
     The Company’s short term borrowings as of each balance sheet date, denominated in Renminbi, were analyzed as follows:

	December 31,	December 31,
	2004	2005
	Rmb	Rmb
Unsecured bank loans repayable within one year	—	3,069
A secured revolving banking facility	—	500

Total	—	3,569

The weighted average interest rate of short term borrowings was 6.14% as of December 31, 2005. The secured revolving banking facility was secured by the land use right of the Anji Bio.
15 Other liabilities and accrued expenses

	December 31,	December 31,
	2004	2005
	Rmb	Rmb
Deposits received	1,373	934
Accrued salaries and staff benefits	1,007	2,021
Others	78	764

	2,458	3,719

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, unless otherwise stated)
16 Stock-based compensation
     On October 10, 1996, the Company’s shareholders approved a stock option plan to grant options for a maximum of 200,000 shares (the “1996 Plan”). The 1996 Plan provides for a grant of options to employees, officers, directors and consultants of the Group. The 1996 Plan is administered by the Board of Directors or a committee appointed by the Board, which determines the terms of option’s grant, including the exercise price, the number of shares subject to the option and option’s exercisability. The exercise price of all options granted under the 1996 Plan must be at least equal to the fair market value of such shares on the date of grant. The maximum term of options granted under the stock option plan is 10 years.
     On September 20, 2000, the Company’s shareholders approved a stock option plan to grant options for a maximum of 400,000 shares (the “2000 Plan”). The 2000 Plan provides for a grant of options to employees, officers, directors and consultants of the Group. The 2000 Plan is administered by the Board of Directors or a committee appointed by the Board, which determines the terms of option’s grant, including the exercise price, the number of shares subject to the option and option’s exercisability. The exercise price of all options granted under the 2000 Plan must be at least equal to the fair market value of such shares on the date of grant. The maximum term of options granted under the stock option plan is 10 years.
     On October 21, 2005, the Company’s shareholders approved another stock option plan to grant options for a maximum of 1,000,000 shares (the “2005 Plan”). The 2005 Plan provides for a grant of options to employees, officers, directors and consultants of the Group. The 2005 Plan is administered by the Company’s Compensation Committee, which determines the terms of option’s grant, including the exercise price, the number of shares subject to the option and option’s exercisability. The exercise price of all options granted under the 2005 Plan must be at least equal to the fair market value of such shares on the date of grant. The maximum term of options granted under the stock option is 10 years.
     The Group grants stock options to its employees and certain non-employees.
     The Group applies Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” and complies with the disclosure provisions of SFAS No. 123 “Accounting for Stock-Based Compensation” (“SFAS No. 123”), as amended by SFAS No. 148 “Accounting for Stock-Based Compensation – Transition and Disclosure” (“SFAS No. 148’) for options granted to employees. In general, compensation cost is recognized based on the difference, if any, between the fair value of the Company’s shares and the exercise price as determined on the date the option is granted. Under APB Opinion No. 25, because the exercise price of all the options issued by the Company to employees equals or is higher than the market price of the underlying stock on the date of grant, no compensation expense is recognized.
     The Group applies SFAS No. 123, as amended by SFAS No. 148 for options granted to non-employees. A charge for stock-based awards for the services rendered by non-employees using the Black-Scholes option pricing model are recognized by the Group once incurred.
     A summary of the stock option activity for both employees and non-employees is follows:

	Year ended December 31,
	2003		2004		2005
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Number	price	Number	price	Number	price
	of	(US$ per	of	(US$ per	of	(US$ per
	options	share)	options	share)	options	share)
Outstanding at beginning of year	140,000	1.15	140,000	1.15	140,000	1.15
Granted	—	—	—	—	430,000	1.85
Exercised	—	—	—	—	—	—
Cancelled	—	—	—	—	—	—

Outstanding at end of year	140,000	1.15	140,000	1.15	570,000	1.68

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, unless otherwise stated)
16 Stock-based compensation (continued)
     The following table summarizes information with respect to stock options outstanding at December 31, 2005:

	Options outstanding
		Weighted		Options exercisable
		average	Weighted		Weighted
		remaining	average		average
	Number	contractual	exercise	Number	exercise
Date of grant	outstanding	life	price	exercisable	price
			(US$ per share)		(US$ per share)
December 28, 1999	140,000	4 years	1.15	140,000	1.15
September 20, 2005	430,000	9.72 years	1.85	430,000	1.85

	570,000			570,000

     The share options granted on December 28, 1999 were made pursuant to the 1996 Plan and are immediately exercisable. The share options granted on September 20, 2005 included 60,000 share options made pursuant to the 1996 Plan and 370,000 share options made under the 2000 Plan. All share options granted on September 20, 2005 are immediately exercisable.
     There were no options granted in the fiscal years ended December 31, 2003 and 2004. The Company had granted three groups of options to employees during the year ended December 31, 2005. The options of the chairman and the chief executive officer of the Company were deemed granted on February 8, 2005 and March 29, 2005 respectively upon their appointment to the positions. These options were granted under the 1996 Plan of the Company pursuant to a board resolution passed on December 28, 1999. The resolution had passed 50,000 options were each granted to the respective position. In case the person holding the position has not exercised the options during his service with the Company, the person who is appointed can succeed the options at the same terms. Upon the new appointment of the chairman and the chief executive officer in 2005, their predecessors had not exercised any of the options granted and therefore, the remaining options were succeeded by the newly appointed persons. Pursuant to another resolution passed on September 20, 2005, another 430,000 options were granted to other employees.
     Stock-based compensation to non-employees
     The Company granted 65,000 stock options under the 2000 Plan to certain consultants on September 20, 2005 in respect of their advisory services provided to the Company. The options were fully vested and non-forfeitable. Accordingly, the Company recorded a compensation expenses of approximately Rmb 701 for the fiscal year ended December 31, 2005, estimated using the Black Scholes option pricing model. All options granted to consultants are immediately exercisable after being granted.
     The following assumptions were used in the Black-Scholes option pricing model in assessing the fair value of options granted to non-employees:

Average risk-free rate of return*	3.983%
Weighted average expected option life	2.5 years
Volatility rate	133.18%
Dividend yield	—

* Risk-free rate represents the yields to maturity of respective US Government STRIPS (Source: Bloomberg)
17 Loss per share
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
     Basic and diluted loss per share have been calculated in accordance with SFAS No. 128 for the years ended December 31, 2003, 2004 and 2005 as follows:

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, unless otherwise stated)
17 (continued)

	Year ended December 31,
	2003	2004	2005
	Rmb	Rmb	Rmb
Net loss for the year	(942)	(10,115)	(19,532)

Net loss from continuing operations attributable to holders of common stock, basic and diluted shares	(1,308)	(10,369)	(19,244)

Net income/(loss) from discontinued operations attributable to holders of common stock, basic and dilutive shares	366	254	(288)

Weighted-average shares used in computing basic and diluted loss per share	6,894	6,894	7,327
Incremental shares from assumed conversions of stock options	—	55	274
Weighted-average shares used in computing diluted loss per share	6,894	6,949	7,601

Loss per share (in Rmb)
- Basic and dilutive	(0.14)	(1.47)	(2.67)

Loss per share from continuing operations (in Rmb)
- Basic and dilutive	(0.19)	(1.51)	(2.63)

Income/(loss) per share from discontinued operations (in Rmb)
- Basic and dilutive	0.05	0.04	(0.04)

     Income/(loss) per share are calculated based on the weighted average number of shares of common stock issued and, as appropriate, diluted shares of common stock equivalent outstanding for each of the relevant years and the related loss amount. The number of incremental shares from assumed exercise of share options has been determined using treasury stock method. Under the treasury stock method, the proceeds from the assumed conversion of options are used to repurchase shares of common stock using the average fair value for the years.
     For all the three years ended December 31, 2003, 2004 and 2005, the number of shares used in the calculation of diluted loss per share is equal to the number of shares used to calculate basic loss per share as the incremental effect of share options would be antidilutive in these loss-making years.
18 Related party transactions
     The transactions and balances with related parties are analyzed as follows:-

	Year ended December 31,
	2003	2004	2005
	Rmb	Rmb	Rmb

Transactions with related parties

Disposal of Zhuhai branch of BBHL to BEDC (Note a)	—	—	1,300
Net operating cash outflows of Zhuhai branch reimbursed (Note a)			(1,300)
Acquisition of CNT from Beijing Holdings by issuance of 2,233,800 new shares at US$2.41 per share and 2,146,200 new shares at US$2.1 per share respectively (Note b)			79,928
Disposal of available-for-sale securities to Beijing Holdings (Note c)	—	—	2,167

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, unless otherwise stated)
18 Related party transactions (continued)
(a)	On March 31, 2005 BBHL entered into an agreement with BEDC, the sole shareholder of China Internet Technology Company Limited (“China Internet”), the then 17.21% shareholder of the Company, to sell its Zhuhai branch for a consideration of Rmb 1.3 million. The consideration was determined based on the operating cashflow generated by Zhuhai branch from May 1, 2002 to March 31, 2005, the period of which Zhuhai branch was managed and controlled by the Company. Upon disposal, the Company agreed to reimburse the same aggregated net operating cash outflows of Rmb 1.3 million to the Zhuhai branch as part of the conditions of disposal. The consideration of the transaction is zero as the Company received Rmb1.3 million from BEDC and at the same time the Company transferred Rmb1.3 million to Zhuhai branch. The transaction was closed on March 31, 2005 and resulted in a disposal loss of Rmb0.51 million.

(b)	On September 13, 2005, the Company entered into agreements with Beijing Holdings, the then 47.18% shareholder of the Company, to (i) acquire a 51% equity interest in CNT in exchange for 2,233,800 shares of the Company and (ii) obtain an option to acquire the remaining 49% equity interest in CNT in exchange for 2,146,200 shares of the Company. Effective October 31, 2005, the acquisition of 51% of CNT was completed and effective December 22, 2005, the option was also exercised to acquire the remaining 49% equity interest in CNT.

(c)	On November 17, 2005, the Company entered into a sale and purchase agreement with Beijing Holding to dispose of all of the 6,312,000 shares invested in Xi’an Haitian Antenna Company Limited (“Xi’an Haitian”) then held by the Company for a cash consideration of Rmb 2.17 million. These shares were previously held as available-for-sale securities by the Company and it represented less than one percent of the outstanding shares of Xi’an Haitian (approximately 0.975%). The sale consideration was determined by the quoted closing stock price of Xi’an Haitian at HK$0.33 per share at the date of the agreement. Xi’an Haitian is a company engaged in research, development, production, sales, installation, services and wireless communication network optimization of base station antennas and is also listed on the Growth Enterprise Market of the Hong Kong Stock Exchange. The shares were acquired upon the initial public offering (“IPO”) of Xi’an Haitian. Its stock price dropped continuously after the IPO due to poorer operating results as a result of the keen competition in the market. Beijing Holdings is also a passive investor of Xi’an Haitian who owns approximately 8% equity interest of Xi’an Haitian after its IPO. Beijing Holdings currently nominates one non-executive director to the board of Xi’an Haitian. The Company dose not currently participate in the management or operations of Xi’an Haitian.

As of December 31, 2004 and 2005, the balances with related parties were as follows:-

	December 31,	December 31,
	2004	2005
	Rmb	Rmb
Balances with related parties

Funds held by Beijing Holdings, the ultimate holding company, for security investment purposes (Note d)	6,529	—
Proceeds receivable from Beijing Holdings, the ultimate holding company, in respect of sale of shares of Xi’an Haitian Antenna (Note e)	—	2,167
Funds held by Beijing Holdings Investment Management Center, a fellow subsidiary for security investment purposes (Note f)	3,388	—
Funds held by China Biotech Holdings Limited, a related company with common director, for potential acquisition of technology and business in China (Note g)	—	6,262
Due from Beijing Investments (BVI) Limited, a fellow subsidiary, for security investment purposes (Note h)	164	—
Due from Great Legend Internet Technology and Service Co. Ltd., a shareholder, for expenses paid on behalf	30	—

Due to BEDC, the holding company of a shareholder (Note i)	—	645

Due to China Biotech Holdings Limited, a related company with common director, (Note j)	—	244

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, unless otherwise stated)
18 Related party transactions (continued)
Note
(d)	Due to Beijing Holding’s good relationship with leading investment banks and the Company’s desire to access potential investment opportunities as a result of these relationships, the Company previously deposited funds with Beijing Holdings (since 2002) to invest on its behalf in Hong Kong. Nevertheless, due to the poor performance of the Hong Kong Stock market in the last two years, the Company withdrew its entire funds of Rmb 6.53 million in May 2005. There was no agreement signed with Beijing Holdings for the deposit.

(e)	On November 17, 2005 the Company entered into a sale and purchase agreement with Beijing Holding to dispose of all of the shares it held in Xi’an Haitian for cash consideration of Rmb2.17 million. The value of the consideration was determined by the quoted closing stock price of Xi’an Haitian at HK$0.33 per share at the date of the agreement.

(f)	Due to its good relationship with leading investment banks and potential investment opportunities to be gained from those relationships, the Company previously deposited funds with Beijing Holdings Investment Management Center (“BHIMC”) to invest our behalf in China. Again, due to the poor performance of the China Stock market, we withdrew the entire funds of Rmb 3.39 million in December 2005. There was no agreement signed with BHIMC for the deposit.

(g)	China Biotech Holdings Limited (“China Biotech”), is a company incorporated in BVI in which Mr. Alan Li, the executive director and Co-Chief Executive Officer of the Company, is also an executive director. China Biotech has experience in nutraceutical business in China. China Biotech’s experience includes making investments in companies and technologies involved in this industry. In view of China Biotech’s experience, the Company deposited Rmb 6.26 million with China Biotech for the purpose of making (with the assistance of China Biotech) potential acquisitions of technology and businesses in the nutraceutical industry in China. There was no agreement signed for the funds deposited with China Biotech and the Company can withdraw the funds without any restrictions.

(h)	The amount represented the advance of funds for the purchase on behalf of the Company of trading securities in Hong Kong by Beijing Investments (BVI) Limited, a wholly owned subsidiary of Beijing Holdings. This amount was wholly withdrawn by the Company in March 2005.

(i)	The amount represented the contract sums received on behalf of BEDC by BHLHK in Hong Kong as the customer of BEDC paid in Hong Kong dollars whereas BEDC did not maintain a Hong Kong dollar bank account in Hong Kong.

(j)	The amount represented administrative expenses paid on behalf of CNT by China Biotech in China.
19 Retirement benefits
     As stipulated by the regulations of PRC, the PRC subsidiary is required to make contributions to the retirement fund organized by the PRC government at the rate of 19% of the base salaries of their staff. Contributions made in connection with the mandatory fund, which are expensed as incurred, were Rmb293, Rmb363 and Rmb401 for the years 2003, 2004 and 2005 respectively. The PRC subsidiary has no obligation for the payment of pension benefits beyond the annual contributions described above.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, unless otherwise stated)
20 Common Stock
     Common Stock of the Company as of December 31, 2004 and 2005 was as follows:

			Ordinary shares
	Common	Treasury	with par value	Additional paid-in
	stock	stock	US$0.01 each	capital	Total
			Rmb	Rmb	Rmb
December 31, 2004	6,894,497	2,150,391	571	187,159	187,730
Issues of shares for acquisition during the year	4,380,000	—	339	79,589	79,928
Stock options granted to certain consultants (Note (a))	—		—	701	701
Stock options granted to officers (Note (b))	—	—	—	2,475	2,475
Cancellation of treasury stocks	—	(2,150,391)	—	—	—

December 31, 2005	11,274,497	—	910	269,924	270,834

(a)	This represented the fair value of the stock options granted to certain consultants.

(b)	This represented the expenses of the stock options granted to the Company’s chairman and chief executive officer. Details of which is discussed in Note 2(p)

(c)	The entire treasury stocks of 2,150,391 shares of the Company had been cancelled during the year ended December 31, 2005.
21 Contingencies and commitments
          Operating lease commitments
     As of December 31, 2005, the Group had future aggregate minimum lease payments under non-cancelable operating leases as follows:

	December 31,
	2004	2005
	Rmb	Rmb
In respect of land and buildings
Not later than one year	477	615
Later than one year and not later than five years	—	332
Later than five years	—	—

Total	477	947

     The Company is a party to form lease agreements for office premises and staff quarters. The lease agreements are described below:

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, unless otherwise stated)
21 Contingencies and commitments (continued)
Operating lease commitments (continued)

(a)	The lease agreement of our Corporate Office (situated in Hong Kong) commenced on May 27, 2005, and shall continue for a period of two years, at a monthly rent of Rmb 33. As of December 31, 2005, the future minimum lease payments under this non-cancelable operating lease amounted to Rmb 358 and Rmb 158 for years ended December 31, 2006 and 2007 respectively.

(b)	The lease agreement of staff quarters (situated in Hong Kong) for managers of our Corporate Office commenced on December 11, 2005, and shall continue for a period of two years, at a monthly rent of Rmb 7. As of December 31, 2005, the future minimum lease payments under this non-cancelable operating lease amounted to Rmb 86 and Rmb 81 for years ended December 31, 2006 and 2007 respectively.

(c)	The lease agreement of staff quarters (situated in Hong Kong) for Alan Li, the executive director and Co-Chief Executive Officer of the Company, commenced on December 8, 2005, and shall continue for a period of two years, at a monthly rent of Rmb 8. As of December 31, 2005, the future minimum lease payments under this non-cancelable operating lease amounted to Rmb 100 and Rmb 93 for years ended December 31, 2006 and 2007 respectively.

(d)	The lease agreement for the office of Shenzhen Innoessen (situated in Shenghen, PRC) commenced on March 23, 2005, and shall continue for a period of one year, at a monthly rent of Rmb 24. As of December 31, 2005, the future minimum lease payments under this non-cancelable operating lease amounted to Rmb 71 for year ended December 31, 2006.
     Lease rental costs incurred by the Group for the year ended December 31, 2003, 2004 and 2005 amounted to Rmb596, Rmb519 and Rmb1,052 respectively.
     Contingencies
     On June 20, 2006, the ex-general manager and the minority shareholder of Anji Bio (the “Anji Buyers”) filed claims against Anji Bio and Zhejiang Innoessen in the People’s Court of the Anji County (the “Anji Court”) with respect to the unlawful termination of service of the ex-general manager of Anji Bio. The Anji Buyers have requested that the Anji Court order the termination was unlawful and pay Rmb 50 as economic compensation to the ex-general manager. The case has been scheduled to take place on July 31, 2006, Pursuant to the memorandum entered into between Zhejiang innoessen and the Anji Buyers dated July 27, 2006, it was mutually agreed to defer the litigation. As also stipulated in the same memorandum, the litigation would be cancelled upon the completion of the memorandum. The Group has not provided for the claim as the management of the Company has confidence in completing the memorandum.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, unless otherwise stated)
22 Segment information
     For management reporting purposes, the Group’s business segment results are reported to the management in two business segments: IT Operations and Nutraceutical Operations. These business segments are determined based on the nature of the business engaged by each segment.
     Management evaluates each segment’s performance based upon earnings before interest expense, depreciation and amortization charges and other income/ expenses. Such measure is then adjusted to exclude items that are of a non-recurring or unusual nature. Management believes such discussions are the most informative representation of how management evaluates performance.
     Summarized financial information by business segment of our continuing operations for 2005, 2004 and 2003 is as follows:

			Net identifiable	Depreciation
		Operating	assets/	and	Capital
	Revenues	loss	(liabilities)	amortization	expenditures
	Rmb	Rmb	Rmb	Rmb	Rmb
Year 2005
IT Operations	6,468	(3,269)	2,579	67	221
Nutraceutical Operations	1,035	(1,343)	11,890	410	16,584

Total operating segments	7,503	(4,612)	14,469	477	16,805
Corporate	—	(13,274)	14,713	118	454

Group	7,503	(17,886)	29,182	595	17,259

Year 2004
IT Operations	2,720	(7,798)	(1,920)	76	—

Total operating segments	2,720	(7,798)	(1,920)	76	—
Corporate	—	(2,981)	33,473	—	—

Group	2,720	(10,779)	31,553	76	—

Year 2003
IT Operations	8,405	(2,102)	3,581	1,560	29

Total operating segments	8,405	(2,102)	3,581	1,560	29
Corporate	—	(2,276)	36,161	—	—

Group	8,405	(4,378)	39,742	1,560	29

     The Group is engaged in the provision of information technology and network security services and the sale and marketing of nutraceutical products to a wide range of industries and end users within the PRC. All the Group’s revenue is derived from sales to customers located in the PRC. Approximately, 6.28%, 18.59% and 32.97% of the total revenues were contributed by 3 major customers of our IT operation during the year ended December 31, 2005.
     The Group operates mainly in the PRC and accordingly no geographical segment information is presented.
     There are no sales or other transactions between the segments. Segment assets consist primarily of cash and cash equivalents, inventories, trade receivables, other assets and fixed assets. Segment liabilities comprise operating liabilities.
     In 2004, operating profit/ (loss) of segments include goodwill impairment loss of Rmb4,337 for IT operations.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, unless otherwise stated)
23 Subsequent events
     Investment In Fujian Jian’ou Yingshi Food Technology Limited (“Fujian Jian’ou”)
     On January 12, 2006 Zhejiang Innoessen entered into a joint venture agreement with Fujian Jian’ou Food Production Limited (the “Agreement”) to form the Fujian Jian’ou. Pursuant to the Agreement, Zhejiang Innoessen will invest Rmb5.1 million (the “Capital Injection”) to own 51% interest of Fujian Jian’ou. Rmb3.0 million and Rmb2.1 million of the Capital Injection will be invested in the form of technology owned by Zhejiang Innoessen and a mix of plant and machinery (after valuation) and cash respectively. Pursuant to the Agreement, the deadline of Capital Injection is December 31, 2006. As of date, an aggregated sum of Rmb600 in the form of cash had been invested.
     Since early June of 2006, the Fujian Province of China had been subject to the heaviest rainstorms and floods in the past fifty years, Jian’ou, one of the cities in the FujianProvince, suffered the most damage. As a result of this flooding, the production facilities held by Fujian Jian’ou (having started its trial run in May 2006) were damaged. It was noted that the factory was flooded under 2.50-meters water for over thirty hours. All operations of Fujian Jian’ou are currently stopped and management is in the process of quantifying losses. A preliminary assessment indicates that it will take at least two months to cleanup the site and restore the factory’s capability. As of date, management is in process of quantifying the impacts of which to our operating results for the year ending December 31, 2006.
     Disposal of Anji Bio
     On July 27, 2006, Zhejiang Innoessen entered into a memorandum with the ex-general manager and minority shareholders of Anji Bio (the “Anji Buyers”) pursuant to which the entire interest in Anji Bio held by Zhejiang Innoessen was disposed to Anji Buyers. The final consideration, however, is not yet determined, subject to the finalization of the value determined for the fixed assets of Anji Bio and which will be used as a basis for the total consideration for the whole transaction.