Form 20-F
period 2006-12-31
CHINA TECHNOLOGY DEVELOPMENT GROUP CORP
filed 2007-06-28
CIK 1027454

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 000-29008
CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
(Exact name of Registrant as specified in its charter)

(Translation of Registrant’s name into English)

British Virgin Islands

(Jurisdiction of incorporation or organization)
Unit 1712-13, Tower 1, Admiralty Centre, No.18 Harcourt Road, Hong Kong

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
None

(Title of Class)
As of June 20, 2007, there were 14,146,497 shares of Common Stock outstanding, with par value of US$0.01 each.
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
☐ Yes                ☑ No

Introduction
This annual report on Form 20-F includes our audited consolidated financial statements as of December 31, 2005 and 2006, and for each of the three years in the period ended December 31, 2006.
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
     The selected financial data at December 31, 2005 and 2006 and for the years ended December 31, 2004, 2005 and 2006 have been derived from and should be read with our audited consolidated financial statements, including notes to the consolidated financial statements, included in this Annual Report beginning on page F-1. We derived the selected financial data at December 31, 2002, 2003 and 2004 and for the years ended December 31, 2002 and 2003 from our consolidated financial statements, which have been prepared in accordance with U. S. generally accepted accounting principles (“GAAP”), but have not been included in this Annual Report.
     All financial data included elsewhere in this Annual Report are expressed, unless otherwise stated, in the nearest thousand of Renminbi. This Annual Report contains translations of Renminbi amounts into U.S. dollar amounts, solely for your convenience. Unless otherwise indicated, the translations have been made at Rmb7.8041 = US$1.00 for assets and liabilities, which was the noon buying rate in The City of New York for cable transfers in Renminbi as certified for customs purposes by the Federal Reserve Bank of New York on December 29, 2006 and translations have been made at Rmb7.97306 = US$1.00 for revenues and expenses. See Item 3 “Key Information — Selected Financial Data — Exchange Rate Information” for historical information regarding this noon buying rate. You should not construe these translations as representations that the Renminbi actually represents such U.S. dollar amounts or could have been or could be converted into U.S. dollars at the rate indicated or at any other rates.

	(Amounts in thousands, except per share data)
	Year	Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended	Ended
	December	December	December	December	December	December
	31,	31,	31,	31,	31,	31,
	2002	2003	2004	2005	2006	2006
	Rmb(1)	Rmb(1)	Rmb(1)	Rmb(1)	Rmb(1)	US$(2)
Consolidated Statement of Operations Data:
Operating Loss	(15,105)	(4,378)	(10,779)	(17,833)	(108,871)	(13,655)

Non-operating income	2,456	2,310	167	276	58	7

Non-operating expenses	—	—	—	(2,628)	(3,526)	(442)

Loss from continuing operations before minority interests	(12,790)	(2,198)	(10,369)	(19,903)	(112,229)	(14,076)

Discontinued operations

Income/(loss) from discontinued operations before income tax	(4,805)	366	254	(341)	(7,872)	(987)

Net loss for the year	(15,446)	(942)	(10,115)	(19,532)	(114,586)	(14,371)

Loss per share	(2.24)	(0.14)	(1.47)	(2.67)	(10.13)	(1.27)

Loss per share from continuing operations	(1.54)	(0.19)	(1.51)	(2.63)	(9.43)	(1.18)

Earnings/(loss) per share from discontinued operations	(0.70)	0.05	0.04	(0.04)	(0.7)	(0.09)

	(Amounts in thousands, except per share data)
	Year	Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended	Ended
	December	December	December	December	December	December
	31,	31,	31,	31,	31,	31,
	2002	2003	2004	2005	2006	2006
	Rmb	Rmb	Rmb	Rmb	Rmb	US$(2)
Supplemental data to Consolidated Statements of Operations

Revenues	5,658	8,405	2,720	6,488	9,343	1,172

Cost of sales	2,986	4,421	1,394	2,507	4,288	538

Gross Profit	2,672	3,984	1,326	3,981	5,055	634

Consolidated Balance Sheet Data:

Total assets	55,208	51,582	39,355	117,849	64,751	8,297

Total liabilities	7,818	5,391	6,501	13,626	14,111	1,808

Shareholders’ equity	46,500	46,191	32,854	98,708	50,640	6,489

(1)	During the fiscal year ended December 31, 2005, we disposed of the Zhuhai branch of Beijing BHL Networks Technology Co., Ltd (“BBHL”) and during the fiscal year eneded December 31, 2006, we disposed of Anji Bio, the production base of our Nutraceutical Operations. The operating results up to the date of disposal and the loss resulted from the disposal were reported as discontinued operations. To conform to the presentation of the current year, the comparative operating results of the disposed segments for the years ended December 31, 2002, 2003, 2004 and 2005 were reclassified as discontinued operations.
(2)	For the convenience of the reader, translation of amounts from Renminbi into United States Dollars has been made at the noon buying rate in New York City for cable transfer in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 29, 2006 of Rmb 7.8041 = US$1.00 for assets and liabilities and Rmb7.97306 = US$1.00 for revenues and expenses.
Exchange Rate Information
On July 21, 2005 the Chinese government changed its policy of pegging the value of the Renminbi to the U.S. dollar. This revaluation of the Renminbi was based on a conversion of Renminbi into United States dollars at an exchange rate of US$1.00=Rmb8.11. Under the new policy, the Renminbi will be permitted to fluctuate within a band against a basket of certain foreign currencies. This change in policy resulted initially in an approximately 2.0% appreciation in the value of the Renminbi against the U.S. dollar and could result in further and more significant appreciations. Although the Company generates substantially all of its revenue in Renminbi which has become more valuable in U.S. dollars, the Company’s U.S. dollar cash deposits are subject to foreign currency translation which will impact net income.
We normally maintain our financial statements in Renminbi, as our business is primarily conducted in China and its local currency is in Renminbi. Reports will be made to shareholders and will be expressed in Renminbi. The conversion of Renminbi into U.S. dollars in this Annual Reports is based on the noon buying rate in the city of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Renminbi to U.S. dollars in this Annual Report were made at US$1.00 to Rmb7.8041 for assets and liabilities and Rmb7.97306 for revenues and expenses, which was the prevailing rate on December 29, 2006 and annual average rate for the 2006 Period, respectively. The prevailing rate on May 31, 2007 was US$1.00 to Rmb7.6516. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The Chinese government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and though restrictions on foreign trade.
The following table sets forth certain information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this Annual Report or will use in the preparation of our periodic reports or any other information to be provided to you. The source of these rates is the Federal Reserve Bank of New York.

	Average	High	Low	Period-end
	(Rmb per U.S. $1.00)
2001 (1)	8.2770	8.2786	8.2676	8.2766

2002 (1)	8.2770	8.2800	8.2669	8.2800

2003 (1)	8.2770	8.2800	8.2765	8.2769

2004 (1)	8.2768	8.2774	8.2764	8.2765

2005 (1)	8.1472	8.2765	8.0702	8.0702

2006 (1)	7.9579	8.0702	7.8041	7.8041

December 2006 (2)	7.8219	7.8350	7.8041	7.8041

January 2007 (2)	7.7876	7.8127	7.7705	7.7714

February 2007 (2)	7.7502	7.7632	7.7410	7.7410

March 2007 (2)	7.7369	7.7454	7.7232	7.7232

April 2007 (2)	7.7247	7.7345	7.7090	7.7090

May 2007 (2)	7.6733	7.7065	7.6463	7.6516

(1)	Annual averages are calculated by averaging the rates on the last business day of each month during the relevant period.

(2)	Monthly average is calculated by averaging the daily rates during the relevant period.
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
You can identify these statements by forward-looking terminology such as “anticipate”, “expect”, “believe”, “goal”, “plan”, “intend”, “estimate”, “may”, “can”, “could”, “will” and “would” or similar words. These forward-looking statements involve known and unknown risks, uncertainties and other factors, including those described in this Item 3 and elsewhere in this annual report that could cause our actual results to differ materially from those anticipated. “CTDC”, “Company”, the “Group”, “us” or “we” refer to China Technology Development Group Corporation. The term “you” refers to holders of our common stock.
(a) Risks Associated with Our Business
(1) We have limited operating history and evolving business model and strategy.
We have limited experience in the businesses that we are currently involved.
We were originally engaged in the sanitary wares and ceramic tiles manufacturing business, which was changed to the Internet related business in June 2000 and then the addition of nutraceutical related business in October 2005.
Both the network security and the nutraceutical product markets of China are evolving such that we may lack the experience to manage them. We cannot assure you that we will finally succeed in meeting customers’ needs in these markets. If we fail to modify our business model or strategy to adapt to these market changes, the financial condition of our business and results of its operations may suffer. On December 29, 2006, we decided to discontinue our Nutraceutical business.

(2) We have continued to incur operating losses and we cannot provide assurance that we will achieve or sustain profitability.
We have incurred operating losses in the preceding five years as follows:

Operating loss
Year	(in thousands of Rmb)
2002	(15,105)
2003	(4,378)
2004	(10,779)
2005	(17,833)
2006	(108,871)
The loss incurred from our discontinued operations for the fiscal year ended December 31, 2006 amounted to Rmb7.87 million.
The rapidly evolving markets in which we operate our businesses have made it difficult for us to estimate our future performance and profitability. We cannot give any assurances that operating losses will not increase in the future because our revenues, gross margins and operating results may fluctuate significantly due to, among other things:
- our ability to obtain timely and accurate user sales information;
- the effectiveness of our distribution channel;
- product upgrading or updating progress by us or our competitors;
- the mix of products sold;
- our competitors’ price changes;
- our research and development and marketing abilities;
- our acquisition costs of new technology or businesses;
- employee wage pressure arising from increased competition for skilled employees and increased governmental staff welfare regulations; and
- extraordinary costs incurred for acquisitions or any reductions in work force, if any.
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
Many of our competitors in the Chinese markets have one or more of the following advantages over us:
•	Longer operating history;

•	Greater financial, technical, marketing, sales and other resources;

•	Greater profitability in their operations;

•	Superior product functionality in certain areas;

•	Greater name recognition;

•	A broader range of products to offer; and

•	A larger base of customers.
Current and potential competitors have established, or may establish, cooperative relationships among themselves or with third parties to enhance their sales, which may result in increased competition. As a result of these and other factors, we may be unable to compete successfully with our existing or new competitors. With China entering into World Trade Organization (WTO), more and more foreign companies are entering into the Chinese markets. They also impose great potential competition to our business.
(4) We may not successfully integrate acquired businesses, products and technologies.
As a component of our business and growth strategy, we intend to acquire companies, products and technologies that we feel will enhance our business model, revenue base, operations and profitability. The acquisitions may result in use of significant amounts of cash, dilutive issuances of common stock and significant annual impairments of goodwill and intangible assets,, each of these could materially and adversely affect our results.
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
(5) We have experienced difficulty in our ability to integrate a newly acquired business
In December 2005, after the acquisition of the remaining 49% of China Natures Technology Inc. (“CNT”), we proposed to strengthen internal controls at Anji Science Bio-Product Inc. (“Anji Bio”), a 93.67% subsidiary of Zhejiang University (Hangzhou) Innoessen Bio-Technology Inc. (“Zhejiang Innoessen”), the 71.43% subsidiary of CNT. However, since February 2006, we faced resistance from Mr. Hu Linfu (“Mr. Hu”), the general manager of Anji Bio, and Mdm. Chen Shuizhan (“Mdm. Chen”), Mr. Hu’s wife and the minority shareholder of Anji Bio (collectively, the “Anji Buyers”). The Anji Buyers refused to provide financial statements and prohibited the access by the Company personnel to the site of Anji Bio. Having reviewed the situation and expecting that obtaining control of Anji Bio would potentially cause the Company to incur significant costs, management decided to dispose of our entire interest in Anji Bio and started the negotiation of disposal with the Anji Buyers. At such time, we also terminated Mr. Hu as the general manager of Anji Bio. Following the termination of Mr. Hu, the Anji Buyers filed litigation against Zhejiang Innoessen in the People’s Court of Anji County (the “Anji Court”). In the litigation, the Anji Buyers requested the Anji Court to rule that the termination of the service of Mr. Hu as the general manager of Anji Bio was unlawful and further requested the Anji Court to order the Company to pay Mr. Hu, an economic compensation of Rmb 50,000 for such unlawful termination. The Company entered into a memorandum with the Anji Buyers on July 27, 2006 in relation to the potential disposal of Anji Bio. Upon the execution of the Anji Memorandum, Zhejiang Innoessen and the Anji Buyers mutually applied to the Anji Court to delay the litigation. The disposal of Anji Bio was not completed by September 30, 2006, the original completion date set forth in the Anji Memorandum, due to difference in interpreration of settlement terms between the Company and the Anji Buyers. During the fourth quarter of 2006, the Company continued to negotiate with the Anji Buyers on settlement terms, however, the Anji Buyers refused to cooperate with the Company again in executing the Anji Memorandum. In view of the fact that the Company could not exert control over the operational and financial aspects in Anji Bio, and that the property, plant and equipment had been idle for a long time without regular and proper maintenance, on December 29, 2006, the management of the Company decided to discontinue the nutraceutical business and write off the whole investment in Anji Bio.
To date, the execution of the Anji Memorandum has still not been completed, due to differences in interpreration of settlement terms. However, the Zhejiang Innoessen and Anji Buyers mutually applied to the Court to cancel all litigations during the fourth quarter of 2006, including the claim from Mr. Hu in relation to an economic compensation of Rmb 50,000 for unlawful termination of his employment in Anji Bio.
Our dispute with the Anji Buyers significantly affected our financial reporting obligations, including the late submission of financial information to our independent registered public accounting firm which finally lead to late commencement of the audit and thus the late filing of the Annual Report for the fiscal year ended December 31, 2005. We then had requested and were granted a hearing from Nasdaq regarding our delisting because of such deficiency in compliance with the related regulations.
Our Nutraceutical operations for the fiscal year ended December 31, 2006 were also seriously affected such that only minimum sales were made due to the loss of a production base in Anji Bio to support the development of our Nutraceutical operations. In addition, resumed litigation with Anji Buyers may occur if the Anji Memorandum is cancelled. All of these had and may continue to have adverse and material impacts on our results of operations and financial conditions.
On December 22, 2006, we invested in the new plant facility in Zhangzhou Innoessen which was mainly for the Company's new business in the green industry which encompasses widely-used-eco-friendly technologies, however, this is still under construction.
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

(7) We are subject to risks of excessive reliance on certain significant customers.
70.46% of our sales in 2006 were generated by three major customers of network security business. Although we believe that we have maintained good relationships with these customers, we cannot assure you that we will continue to maintain good relationships with these customers. A loss of one of these customers could have a material adverse effect on our business, results of operation and financial condition.
(8) We may not be able to keep pace with the rapid technological changes in the market, new competition, and new product developments.
The markets in which our business is involved are highly fragmented and characterized by ongoing technological developments, evolving industry standards and rapid changes in customer requirements. Our success will depend on our ability to:
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
Our agreements with our majority held subsidiaries, BBHL and Zhejiang Innoessen, provide for initial terms of 50 years and 20 years respectively. In the event the term of the agreements is not extended, the subsidiaries will be dissolved and liquidated pursuant to the provisions of the applicable law and the applicable agreements. In addition, subsidiaries may be terminated prior to the expiration of the agreements upon the occurrence of certain events, including without limitation, the inability of the enterprise to conduct its business due to financial losses or a breach of the agreements by one of the parties.
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
We experienced problems while attempting to integrate Anji Bio as mentioned in the fifth risk factor above under the subheading “Risks Associated with Our Business”. The delayed preparation of our financial statements and the delayed filing of our Annual Report and the possible delisting of our common stock from Nasdaq in fiscal year ended December 31, 2005 had resulted from our integration problems with Anji Bio. The disposal of Anji Bio in accordance with the terms of the Anji Memorandum had caused the Company to incur additional capital expenditures to restore our production capacity. In addition, substantial legal costs may result from litigation with the Anji Buyers. Currently, we do not have similar problems with any of our other subsidiaries; however, we cannot be certain that such an incident may not recur.
(13) We may fail to consummate a settlement with the Anji Buyers
The Company entered into the Anji Memorandum with the Anji Buyers on July 27, 2006 in relation to the potential disposal of Anji Bio. The disposal of Anji Bio was not completed by September 30, 2006, the original completion date set forth in the Anji Memorandum, due to difference in interpreration of settlement terms between the Company and the Anji Buyers. During the fourth quarter of 2006, the Company continued to negotiate with the Anji Buyers on settlement terms, however, the Anji Buyers refused to cooperate with us in executing the Anji Memorandum. In view of fact that the Company could not exert control over the operational and financial aspects in Anji Bio, and that the property, plant and equipment had been idle for a long time without regular and proper maintenance, on December 29, 2006, the management of the Company decided to discontinue the nutraceutical business and write off the whole investment in Anji Bio. To date, although we are still in negotiation with the Anji Buyers in relation to the settlement terms in the Anji Memorandum,we are still unable to ascertain that a final settlement can be reached. Litigation may resume and further diversion of our resources in dealing with such litigation may cause a material adverse effect on our results of operations and financial condition.
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
The insurance industry in China is still at the infant stage. Insurance companies in China offer limited business insurance products and do not, to our knowledge, offer business liability insurance. While business disruption insurance is available to a limited extent in China, we have determined that the risks of disruption, cost of such insurance and the difficulties associated with acquiring such insurance make having such insurance impractical for us. As a result, except for directors and officers insurance, employees’ compensation insurance and fire insurance we do not have any other business liability, disruption or litigation insurance coverage for our operations in China. Any business disruption or litigation might result in our incurring substantial costs and the diversion of resources.
(18) We are subject to risks of acquisition of new business, products and technologies.
Our businesses are highly competitive. They have experienced, and are expected to continue to experience, a significant amount of consolidation. It is one of our growth strategies to acquire or make investments in complementary companies, products and technologies in future. However, a number of companies, many of which have greater financial resources, marketing capabilities and research and development capacities than ours, are actively engaged in the development of products similar to the products we produce. These industries are characterized by extensive and ongoing research efforts. Other competitors may succeed in developing products superior to those we market. It may be difficult for us to maintain or increase sales volume and market share due to keen competition and may have a material adverse effect on our financial condition and results of operations.
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
In the event that the acquiree does not perform as anticipated, we would be required to incur a significant impairment of goodwill. Any impairment of goodwill may adversely and materially affect our results of operations and financial condition.
(19) We may need additional financing.
As we increase our sales and expand our business or follow our intended growth strategy through continuous acquisitions of new businesses, we may need additional funding sooner than anticipated. We cannot assure you that such financing would be available on terms satisfactory to us, if at all. If we need to pay higher than anticipated costs for additional financing, our results of operations or financial condition may be materially and adversely affected. If new shares are issued for financing or acquisition purposes, interests of existing shareholders will be diluted.
(b) Risks Associated with China.
A substantial majority of our assets are located in China and a substantial majority of our revenue is derived from our operations in China. Accordingly, our business, financial condition, results of operations and prospects are subject, to a significant extent, to economic, political and legal developments in China.
(1) We are subject to risks relating to operating a business in China.
We may face foreign competition as a result of China’s entry into the World Trade Organization (“WTO”). China formally became a member of the WTO in 2002. China is required to reduce tariffs and to eliminate other trade restrictions, which may lead to increased foreign investment and foreign competition in China’s markets from international companies and the impact of which on China’s economy and our business would remain uncertain. The foreign competitors are usually characterized by better research and development and financial backup who can bear a longer period of net operating loss and have larger scale marketing campaign. Even with locally developed products occupying the majority of the existing market share, we cannot assure you that this strength will be maintained, particularly when foreign competitors form joint ventures with certain local competitors. Any success in increasing market share by foreign competitors will materially and adversely affect our business, results of operations and financial condition.
We may experience foreign currency losses due to fluctuations in exchange rates. The Chinese government controls the conversion of the Chinese currency, the Renminbi. We must rely on the Chinese government’s foreign currency conversion policies, which may change at any time, in regard to our currency exchange needs. In 2006 and 2005, our total revenue was received in Renminbi, which is not freely convertible into other foreign currencies. In China, the government has control over Renminbi reserves through, among other things, direct regulation of the conversion of Renminbi into other foreign currencies and restrictions on foreign imports. Although foreign currencies which are required for current account transactions, such as the payment of dividends to shareholders to foreign invested enterprises such as us, can be bought freely at authorized Chinese banks, the proper procedural requirements prescribed by Chinese law must be met. At the same time, Chinese companies are also required to sell their foreign exchange earnings to authorized Chinese banks and the purchase of foreign currencies for capital account transactions still requires prior approval of the Chinese government. This type of heavy regulation by the Chinese government of foreign currency exchange restricts certain of our business operations and a change in any of these government policies, or any other, could further negatively impact our operations.
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
According to the Food and Health Hygiene Law of China, any health dietary supplement is subject to inspection by the Center of Inspection of Health Dietary Supplement. The maker of such medicine needs to obtain approval from the Bureau of Health Dietary Supplement of Department of Drug Registration.
There is also regulation governing the production and distribution of food ingredients and additives issued by the Ministry of Public Health of China. This includes testing intoxication and safety reports of the health dietary supplement. Manufacturing of health and dietary supplements must be done by facilities that have passed the inspection of Good Manufacturing Practices (“GMP”) for Health Dietary Supplement.
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
(c) Risks Related to Our Technology and Product Research and Development
(1) Our product supply may be affected if deficiencies identified by regulatory agencies are not properly remedied
The China regulatory agencies may periodically inspect our manufacturing facilities and certain facilities of our suppliers of our nutraceutical business. Such inspections resulted in the identification of certain minor deficiencies. We developed and implemented action plans to remedy the deficiencies. Should these deficiencies not be remedied to the satisfaction of the regulatory body, product supply could be affected and our operating results could be adversely affected.
(2) We may be adversely affected by our insufficient insurance cover on product liability
We could be exposed to possible claims for personal injury resulting from allegedly defective products manufactured by third parties with whom we have entered into manufacturing agreements or by us. We do not maintain product liability insurance coverage for claims arising from the use of our products. Therefore, we could be subject to product liability claims in excess of our financial ability. Any significant product liability claims not within the scope of our insurance coverage could have a material adverse effect on us.
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
Our stock price was volatile and ranged from a per-share high of US$12.15 to a low of US$1.34 during the period from January 2, 2006 to May 31, 2007. On May 31, 2007, the closing price of our common stock was US$2.72 per share. Many factors affect our stock price which we cannot control. Our ability to meet the expectations of investors with respect to our operating and financial results may contribute to current and future stock price volatility.
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
(4) Our stock may cease trading if we fail to comply with requirements under Section 404 of the Sarbanes-Oxley Act of 2002
Our company is subject to Section 404 of the Sarbanes-Oxley Act of 2002 in the current fiscal year ending December 31, 2007, and will need to comply with the statute as well as take such remedial actions that may be necessary to ensure there are no material weaknesses in our internal control structure. We cannot be certain that evaluations, tests and remedial actions will all be timely completed. We also do not know how compliance with Section 404 of the Sarbanes-Oxley Act of 2002 will affect our operations.
Our efforts to comply with Section 404 of the Sarbanes-Oxley Act of 2002 may present us with significant challenges. In connection with their audit of our consolidated financial statements as of and for the year ended December 31, 2006, our independent registered public accounting firm identified to our management and audit committee certain internal control deficiencies in our internal control over financial reporting that they considered to constitute material weaknesses in our internal control over financial reporting. See the section headed “Item 15 — Controls and Procedures”. If up to the fiscal year ending December 31, 2007, we are unable to effectively implement the measures necessary to eliminate such material weaknesses, our auditors may not be able to provide us with a satisfactory attestation regarding the effectiveness of our internal control over financial reporting. Even if our management believes that our internal control over financial reporting will be effective, our independent registered public accounting firm may disagree. In addition, if they are not satisfied with our internal control over financial reporting or the level at which our controls are documented, designed, operated, reviewed or evaluated, or if they interpret the relevant requirements, rules or regulations differently from us, then they may decline to attest to our management’s assessment or may issue an adverse opinion.

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
Our registered office is located at P.O. Box 71, Craigmuir Chambers, Road Town, Tortola, British Virgin Islands. Only corporate administrative matters are conducted at this office, through our registered agent, Harneys Corporate services Limited. Our principal executive office is located in Unit 1712-13, Tower 1, Admiralty Centre, No. 18 Harcourt Road, Hong Kong. Our office contact number is (852) 31128461.
Our company was incorporated as an International Business Company under the laws of the British Virgin Islands on September 19, 1995. We previously owned, through our wholly owned subsidiaries, Jing Tai Industrial Investment Company Limited which was subsequently renamed to BHL Networks Technology Company Limited (“BHLHK”), and Jolly Mind Company Limited (“Jolly Mind”), both Hong Kong companies, 95% equity interests in each of Linyi Baoquan Bathtub Company Limited (“Baoquan”) and Linyi Xinhua Building Ceramics Company Limited (“Xinhua”, and together with Baoquan, the “Disposed Operations”). The Disposed Operations are Sino-foreign equity joint ventures incorporated under the laws of China. A wholly owned subsidiary of BHLHK, Beijing Taigong Sanitary Wares Company Limited (“Taigong”), was also incorporated in Beijing in 1997 under the laws of China as our administrative and sales support office of our Disposed Operations.
Pursuant to certain sales and purchases agreements entered into among BHLHK, Shandong Linyi Industrial Enamel Joint Stock Company (“Linyi Industrial”), Jolly Mind and Shandong Luozhang Group Company (“Shandong Luozhang”), on July 2, 1999, BHLHK sold its 60% interests in each of the Disposed Operations to Shandong Luozhang for cash consideration of Rmb28 million. Pursuant to a Share Purchase Agreement dated July 2, 1999 entered into between our company and Linyi Industrial, we sold all of our interest in Jolly Mind, which owned a 35% interest in each of the Disposed Operations, to Linyi Industrial in consideration of 1,952,291 shares (the “Consideration Shares”) of Common Stock of the Company. Taigong was voluntarily dissolved in March 2000.
On June 30, 2000, Jingle Technology Co., Ltd. (“Jingle”), our wholly owned subsidiary incorporated in the British Virgin Islands, entered into an agreement with China Internet Technology Co., Ltd. (“China Internet”) and Great Legend Internet Technology and Service Co., Ltd. (“Great Legend”) to acquire the entire outstanding shares of BHL Networks Technology Co. Ltd. (“BHLNet”), a company incorporated under the laws of the Cayman Islands, which owns a 76% interest in Beijing BHL Networks Technology Co. Ltd. (“BBHL”), a company incorporated under the laws of China.
On October 31, 2005, the Company acquired from Beijing Holdings of the 51% equity interest of the issued and outstanding stock of CNT and on December 22, 2005, the Company exercised the option to acquire from Beijing Holdings the remaining 49% equity interest of CNT and close the transaction on the same day. As a result of closing the transactions, the Company became the shareholder of 100% equity interest in CNT. CNT owns 71.43% interest in Zhejiang University (Hangzhou) Innoessen Bio-technology Inc. (“Zhejiang Innoessen”), the head office of CNT’s research and development and sale and marketing functions. CNT also owns 100% of Shenzhen Innoessen Bio-Tech Inc (“Shenzhen Innoessen”), which is engaged in sales and marketing in South China. CNT was incorporated in the British Virgin Islands on January 28, 2003. CNT, Zheijiang Innoessen, Anji Bio and Shenzhen Innoessen principally engaged in the development, manufacturing and marketing of a series of nutraceutical products utilizing bio-active components of bamboo.
Since February 2006, we had disputes with the then general manager and the minority shareholders of Anji Bio (the “Anji Buyers’) in terms of its future development strategy and consequently Zhejiang Innoessen entered into a memorandum with Anji Buyers on July 27, 2006 (the “Anji Memorandum”) pursuant to which the Company’s entire interest in Anji Bio held by Zhejiang Innoessen would be sold to Anji Buyers. The disposal of Anji Bio was not completed by September 30, 2006, the original completion date set forth in the Anji Memorandum, due to difference in interpreration of settlement terms between the Company and the Anji Buyers. During the fourth quarter of 2006, , the Company continued to negotiate with the Anji Buyers on settlement terms, however, the Anji Buyers refused to cooperate with the Company again in executing the Anji Memorandum. In view of the fact that Company could not exert the control over the operational and financial aspects in Anji Bio, and that the property, plant and equipment had been idle for a long time without regular and proper maintenance, on December 29, 2006, the management of the Company decided to discontinue the nutraceutical business and write off the whole investment in Anji Bio. The Company does not have any continuing business related to the nutraceutical products utilizing bio-active components of bamboo. Our only current business is the network security business.
Following the disposal of the production base of nutraceutical operations in Anji Bio, the Company could not continue with production and sales of nutraceutical products. The Company gradually discontinued all sales relationships with customers of Nutraceutical operations toward the end of 2006, and decided to exit the nutraceutical busness and dispose off the interests in CNT and Zhejiang Innoessen. In April 2007, the Company entered into sales and purchase agreements to dispose the entire interests in CNT and Zheijiang Innoessen. The transaction will be subjected to the shareholders’ approval in the Annual General Meeting in 2007.
Currently, the Company decided to pursue a different line of business principally engaging in developemnt of eco-friendly technologies, referred to as “green industry”. The Company established China Merchant Zhangzhou Development Zone Innoessen Biotech Co., Ltd. (“Zhangzhou Innoessen”) on December 22, 2006, for purpose of setting up core manufacturing base and quality control center of products for our green industry. Zhangzhou Innoessen had no transactions from December 22, 2006 through December 31, 2006. The Company is in the process of formulating this new business plan and will be subjected to the shareholders’ approval in the Annual General Meeting in 2007.
     The following diagram illustrates our corporate and share ownership structure as of June 20, 2007

In January and February 2007, the Group was restructured for our future development in the green industry which encompasses widely-used eco-friendly technologies as follows:
(1) the Company incorporated China Green Industry Group Limited (“Green Industry”), China Green Investment Group Limited (“Green Investment”) and Green China Club Limited (“Green Club”), all of them were wholly owned subsidiaries incorporated under the laws of the British Virgin Islands, for expanding our principal business to the green industry. Green Industry owns 100% equity interest in China Energy Industry Limited (“Green Energy”) and China Green Holdings Limited (“Green Industry”). Green Investment owns 100% equity interest in China Green Food Investment Limited (“Green Food Investment”) and then owns 100% in Wellknown Limited (“Wellknown”). Green Food owns 100% Sinofield Group Limited (“Sinofield”). Southwick International Limited (“Southwick”) and Trenda International Limited (“Trenda”).
(2) Pursuant to the sale and purchase agreement entered into between CNT and Sinofield on April 24, 2007, CNT transferred Zhangzhou Innoessen to Sinofield. Pursuant to another sale and purchase agreement entered into between CNT and Southwick on the same date, CNT transferred Shenzhen Innoessen to Southwick.
(3) On April 27, 2007, the Company entered into a sale and purchase agreement with Win Horse Investments Limited (“Win Horse”) to dispose of the Company’s entire interests in CNT and Zhejiang Innoessen for a cash consideration of HK$10million. The transaction will be subjected to the shareholder’s approval in Annual General Meeting in 2007.
(4) On December 22, 2006, Zhangzhou Innoessen, was incorporated in Zhangzhou, PRC, as the core manufacturing base and quality control center for our green industry. The total amount of registered capital is HK$7 million which was fully injected on February 1, 2007. The capital injection in Zhangzhou Innoessen was made by our internal source of fund.
B. Business overview.
Market Overview
1. Network Security Business:
The Chinese network security market has grown in the year of 2006 and the total market size has been extended. The total sales in the Information Technology (“IT”) security market of China amounted to approximately US$750 million according to Industrial Data Communications’ (“IDC”) forecast. The Quarterly Review of China IT Security Product Market in Q3 and Q4 of 2006, which was released by Analysis International, shows the total amount of market size has achieved US$160 and US$172 million respectively, with 6.6% and 6.8% QoQ (Quarter-on-Quarter) growth respectively.
According to Industrial Data Communications’ (“IDC”) recently released China IT Security Product Market Size and Forecast, 2006 – 2010 (2005 Second Half), it is expected that the performance of the Chinese security market will maintain a steady growth rate, with an annual CAGR of approximately 20.9% in the coming five years. It is estimated that the total sales will reach US$976 million in 2010.
2. Nutraceutical Business:

According to the National Economy and Social Development Report 2006 released by the National Bureau of Statistics of China, the disposable income per capita of urban residents in China has amounted to over US$1500. And the Healthcare Product Market Research 2004-2005, which was released by CCID consulting Co., Ltd, a leading independent market consulting company in China, shows that the total sales of the health dietary supplement market in China will reach Rmb68.3 billion with an annual CAGR of approximately 15.24%. China will become the fastest-growing health dietary supplement market in the world.
China is experiencing increasingly severe food safety problems and people becoming more concerned with the health and food safety. We believe that the health supplement market will definitely continue to grow. We expect the green product industry will be the significant growth engine resulting from rapid economic growth of China.
Company Overview
The Company was originally engaged in the sanitary wares and ceramic tiles manufacturing business and transitioned to Internet related business in June 2000, with a specific focus on system integration services (“SI”). In 2001, the Company phased out the SI business due to strong competition and low profit margins. As a result, we transformed to a network security service provider after our acquisition of BHLNet in 2002. Our current networking security business focuses on the network security and related software development.
The Company entered into the nutraceutical market in December 2005 through development, manufacturing and marketing of a series of nutraceutical products utilizing bio-active components of bamboo. Anji Bio was the former production base of the Company’s nutraceutical business until the December, 29 2006, the Company decided to write off the whole investment in Anji Bio for the fiscal year ended December 31, 2006 as the Company could not exert control over the operational and financial aspects in Anji Bio. Following the disposal of production base of the Company’s nutraceutical business in Anji Bio, the Company could not continue producing and selling nutraceutical products. The Company gradually discontinued all sales relationships with customers of nutraceutical business toward the end of 2006. The Company then decided to exit the nutraceutical business, and in April 2007, the Company has entered into sales and purchase agreements to dispose CNT and Zheijiang Innoessen. The transaction will be subjected to the shareholders’ approval in Annual General Meeting in 2007. The Company does not have any continuing business related to the nutraceutical products utilizing bio-active components of bamboo. Our only current business is the network security business.
The Company decided to pursue a different line of business principally engaging in devlopemnt of eco-friendly technologies, referred to as “green industry”. The Company identified the Zhangzhou Development Zone as the most appropriate site for the establishment of a permanent production base for this new business. The new production base which is wholly controlled by us that gives us easy accessibility to raw materials and low operating and labor costs in the area. On December 22, 2006, the Company established Zhangzhou Innoessen. The Company is in the process of formulating this new business plan and will be subjected to the shareholders’ approval in the Annual General Meeting in 2007.
Business Strategy
We intend to achieve our business goals primarily through the following strategies:
Expanding distribution channels by cooperating with market leaders
Since it is costly to establish owned distribution channels, we will cooperate with enterprises having wide and mature distribution channels in China to enhance easier penetration of our productions into more industrial sectors, through Original equipment manufacturer (“OEM”) (production under their brand name) production of their products.
In connection with our nutraceutrical business, we will develop more pipeline products to meet the increasing demands of Chinese people who concerns with food safety and body health. And we will work with the Ministry of Health and other government administrative bodies to create industry standards which would adopt our nutraceutical product specifications and going forward, we would expand our product lines to green products including green or even organic food, which help people to live more healthily.
Strengthen the management team
With the change of our ultimate largest shareholder, we have appointed new directors and officers in 2006 and planned to invite more capable candidates with international background to join our seasoned management team. We currently have financial, operational, investment and public relation experts, and will in the foreseeable future focus on the recruitment of investor relations, marketing and research and development experts with extensive experiences in our preferred green industry.
Acquiring companies with potential and expansion of product applicability
Following the appointment of our new board of directors in 2006, we accelerated negotiations with potential targets for mergers and acquisitions.
In connection with our Network Security business, we plan to expand our product lines to cover additional industries. In connection with our nutraceutical business, we plan to acquire other nutraceutical businesses in China not only to expand our product lines but to consolidate the industry chain including research and development, manufacturing, transportation and logistics and sales & marketing, which will help us to build up the solid foundation of our green industry for future rapid growth.
Capital Expenditures
For our network security business, there were no significant amounts of capital expenditures incurred during the past three years.
There were no significant capital expenditures incurred for our nutraceutical business in 2006. The capital expenditures of CNT incurred for the fiscal years 2003, 2004 and 2005 were approximately Rmb0.23 million, Rmb4.18 million and Rmb3.08 million, respectively. As of December 31, 2006, we had no capital commitments, except as discussed in the following paragraph.
We incorporated Zhangzhou Innoessen on December 22, 2006, as the core manufacturing base and quality control center for our green industry of the future. The total amount of registered capital is HK$7 million and which was fully injected on February 1, 2007.

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
For our nutraceutical business, the primary raw material used in our product is bamboo leaf. Bamboo leaf is purchased annually in the winter of each year from local farmers. There are no recurring contracts with the farmers. However, our purchases of the raw materials were limited in 2006 due to cessation of production by Anji Bio.
Description of Products and Services
Network Security Business:
We focus on network security solutions and distribution channels related products. They mainly include the Security Gate, Intranet Physical Separation and Security Solution (“IPSSS”), Secure Channel and Secure Server. Our major target customers include large enterprises and government bureaus, which are less price sensitive and are financially capable to pay. We have obtained ten certificates related to our security products from all related government bureaus in the past three years, which represent their recognition of the validity of our products.
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
Another service of ours is network management. Network management primarily includes the BHL Lightweight Directory Access Protocol (“LDAP”) Catalogue Server, BHL Search Engine V2.0, BHL Charging Proxy of Network Expenses and BHL Re-broadcasting system V2.0. These products are highly efficient, intelligent and provide high performance in assisting enterprises in increasing the automatic abstraction and classification of information influx and control of network expenses.
Nutraceutical Business:
CNT is a nutraceutical company carrying out business in China. CNT has developed a series of nutraceutical products utilizing bio-active components of bamboo.
The research and development team of CNT has developed ten patented applications of bamboo extracts in nutraceutical and pharmaceutical fields. There are four major product lines based on the patents: 1) Zhukangning Capsule as a dietary supplement; 2) EOB (bamboo leaf extract) product series as pharmaceutical ingredients and functional food additives; 3) AOB (antioxidant from bamboo leaf extract) antioxidant as a natural food preservative; 4) EOBS (bamboo leaf extract) and EOBB (bamboo leaf extract) product pipeline for applications in medicine and food industries.
As described in “Item 4-Information on the Company - A History and development of the Company”, the Company decided to exit the nutraceutical business. On April 27, 2007, the Company entered into a sale and purchase agreement with Win Horse Investments Limited for disposal of the Company’s entire interest in CNT, including its equity interest in Zhejiang Innoessen, for a cash consideration of HK$10 million. The transaction will be subjected to the shareholders’ approval in Annual General Meeting in 2007.

C. Organizational structure.
During the fiscal year 2006, we conduct substantially all of our business through BBHL .
The following table set forth the details of our subsidiaries as at the date of this Annual Report:

	Country of	Ownerships
Name	Incorporation	Interests	Direct Parent
BHL Networks Technology Co Ltd (“BHLHK”)	Hong Kong	100%	The Company

Jingle Technology Co Ltd (“Jingle”)	BVI	100%	The Company

BHL Networks Technology Co Ltd (“BHLNet”)	Cayman Islands	100%	Jingle

Beijing BHL Networks Technology Co Ltd (“BBHL”)	China	76%	BHLNet

China Natures Technology Inc. (“CNT”)	BVI	100%	The Company

Zhejiang University (Hangzhou) Innoessen Bio-technology Inc. (“Zhejiang Innoessen”)	China	71.43%	CNT

China Green Industry Group Limited (“Green Industry”)	BVI	100%	The Company

Green Energy Industry Limited (“Green Energy”)	BVI	100%	Green Industry

Fullwing Limited (“Fullwing”)	BVI	100%	Green Energy

Margot Limited (“Margot”)	BVI	100%	Green Energy

China Green Holdings Limited (“Green Holdings”)	BVI	100%	Green Industry

Sinofield Group Limited (“Sinofield”)	BVI	100%	Green Holdings

Southwick International Limited (“Southwick”)	BVI	100%	Green Holdings

Trenda International Limited (“Trenda”)	BVI	100%	Green Holdings

Shenzhen Innoessen Bio-Tech Inc. (“Shenzhen Innoessen”)	China	100%	Southwick

China Merchants Zhangzhou Development Zone Innoessen Biotech Co., Ltd. (“Zhangzhou Innoessen”)	China	100%	Sinofield

China Green Investment Group Limited (“Green Investment”)	China	100%	The Company

China Green Food Investment Limited (“Green Food Investment”)	BVI	100%	Green Investment

Wellknown Limited (“Wellknown”)	BVI	100%	Green Food Investment

Green China Club Limited (“Green Club”)	BVI	100%	The Company

BHLHK is the cash management vehicle of the Company. BHLNet and Jingle are investment-holding vehicles. BBHL specializes in network technology. With network security and information security technology and support software as its main business, BBHL has established its brand image with specialized technology, system products and comprehensive service. The principal technology of the company include: accreditation and encryption, coding, information protection and testing, network security technical standard and related technology as well as products and solutions in the aspect of network information processing.
CNT is currently an investment holding company for our nutraceutical business. It owns 71.43% interest in Zhejiang Innoessen which is the head office of CNT’s research and development and sale and marketing functions. On April 27, 2007, the Company entered into a sale and purchase agreement with Win Horse Investments Limited for disposal of the Company’s entire interest in CNT, including its equity interest in Zhejiang Innoessen. The transaction will be subjected to the shareholders’ approval in Annual General Meeting in 2007.
Green Industry is a holding vehicle of our new business in green industry, with Green Energy being the management vehicle of our energy saving sector. Green Food being the management vehicle of our green food sector. Sinofield is the holding company of Zhangzhou Innoessen, which is under construction and will act as the core manufacturing base and quality control center for our green products in future. Southwick is the holding company of Shenzhen Innoessen which was established in Shenzhen, PRC and acts as the management, sale and marketing office in the South China.
Green Investment, Green Food Investment, Wellknown and Trenda are investment-holding vehicles and will be used to acquire the well-established companies in the green industry, including green food and green energy.
Green Club is a holding vehicle established to develop distribution networks of green products with focus on the middle class in China.
D. Property, plant and equipment.
Our principal executive office is located at Unit 1712-13, Tower 1, Admiralty Centre, No. 18 Harcourt Road, Hong Kong. The lease was entered into on March 20, 2007 for a period of two years from April 1, 2007 to March 31, 2009, with monthly rent of Rmb68,000. The total area for the principal office is 2,340sq. ft
BBHL leases its office at Room 214-216, Tai Li Min Yuan Office Building, No. 1, Wai Guan Xie Street, Chaoyang District, Beijing, 100011, China (“Tai Li Min Yuan”) at a monthly rent of Rmb 53,000 for a period of two years commencing September 20, 2002. On September 20, 2004, BBHL exercised the option granted by the lease agreement to extend the lease for an additional one year on the same terms. Due to an increase in number of staff, BBHL also leased another office at Room 316 of Tai Li Min Yuan, at a monthly rent of Rmb 11,000, for the period from June 1, 2005 to October 31, 2005. BBHL has subsequently obtained oral extensions of each of these two leases of office space, on month-to-month basis at the same terms as those contained in the expired leases. On November 11, 2006, BBHL moved to Room C405, 4/F, Great Wall Computer Building, No.38 Xue Yuan Road, Haidian District, Beijing, China at a monthly rent of Rmb 25,000. The lease was for a period of two years commencing November 11, 2006 to November 10, 2008.
CNT’s former manufacturing facility, Anji Bio, is located at Anji City, Zhejiang Province, one of the top ten cities in China with the richest bamboo resources. The facility of Anji Bio was approved to manufacture bamboo flavonoids in March, 1998, by the Department of Health, Zhejiang Province.
On December 22, 2006, we incorporated the Zhangzhou Innoessen to be our core production base in future. On January 1, 2007, we signed a cancelable lease for 10 years commencing January 1, 2007 to December 31, 2016 for our production base in Zhangzhou PRC. The total area for the production base is 4,758m2. The monthly rent is Rmb29,000 for the first two years, Rmb33,000 for the next three years, Rmb38,000 for years six and seven and Rmb45,000 for the last two years of the lease.
We have not to our knowledge violated any environmental laws, ordinances or regulations, and believe that all of our operations comply fully with applicable environmental laws.
We believe that the physical facilities are adequate to conduct our business for the next twelve months.
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
All financial data referred to in the following management’s discussion has been prepared in accordance with U.S. GAAP. Results of operations for the years ended December 31, 2004, 2005 and 2006 refer to our audited consolidated results. U.S. GAAP requires that we adopt the accounting policies and make estimates that management believes are most appropriate in the circumstances for the purposes of giving a true and fair view of our results and financial condition. Our principal accounting policies are set forth in Note 2 to our consolidated financial statements. However, different policies, estimates and assumptions in critical areas could lead to materially different results. Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties and potentially result in materially different results under different assumptions and conditions. We believe the following critical accounting policies may be affected by our judgments and estimates used in the preparation of these consolidated financial statements.
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
Impairment. Annual impairment test for goodwill is carried out in two steps. The first step of the impairment test which is used to identify potential impairment compares the fair value of the reporting unit with its carrying amount, including goodwill. The fair value is determined by the forecasted discounted net cash inflows of the reporting unit for a period of five years. If the carrying amount of the reporting unit exceeds its fair value, goodwill of the reporting unit is considered impaired. The second step of the impairment test quantifies the amount of the impairment loss by comparing the carrying amount of goodwill to its implied fair value. An impairment loss is recorded to the extent the carrying amount of goodwill exceeds its implied fair value. Goodwill must be tested for impairment at least annually, or more frequently if warranted.
The Group has performed the required impairment test for 2005 and no impairment loss was identified. In the fiscal year ended December 31, 2006, management of the Company performed another impairment assessment for the carrying amount of the goodwill attributable to our Nutraceutical operations. In 2006, the CNT group gernerated minimal revenue which had not met the forecasted discounted net cash flow at the date of acquisition of CNT group. Following the disposal of the production base of nutraceutical business in Anji Bio, the Company could not continue producing and selling nutraceutical products. The Company gradually discontinued all sales relationships with customers of Nutraceutical operations toward the end of 2006. The Company then decided to exit the nutraceutical business and dispose off the interests in CNT and Zhejiang Innoessen. Accordingly, the goodwill determined from the forecasted discounted net cash flow of that reporting unit is zero, and hence Rmb69,526,000 which represented the entire carrying amount of goodwill of the Nutraceutical operations was impaired in the fiscal year ended December 31, 2006. The Company has entered into sales and purchase agreements on April 27, 2007 to dispose CNT and Zhejiang Innoessen which subject to shareholders’ approval in the 2007 Annual General Meeting.
The carrying value of a long-lived asset is considered impaired by the Group when the anticipated undiscounted cash flow from such asset is less than its carrying value. If an impairment is identified, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved or based on independent appraisals. Long-lived assets, including certain identifiable intangibles with finite-lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. In view that execution result of the Anji Memorandum was uncertain and, even if obtained, the fixed assets in Anji Bio had been idle for a long time which the management believed their full capabilities could not be restored and finally, a provision was made for our entire investment in Anji Bio in the fiscal year ended December 31, 2006. The result of operations of Anji Bio for the year ended December 31, 2006 was reflected in discontinued operations.
Recent accounting pronouncements.
In September 2006, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 108 “Considering the Effects of Prior Year Misstatement When Quantifying Misstatements in Current Year Financial Statements (“SAB 108”), which provides interpretive guidance on how registrants should quantify financial statement misstatements. Under SAB 108 registrants are required to consider both a “rollover” method, which focuses primarily on the income statement impact of misstatements. The effects of prior year uncorrected errors included the potential accumulation of improper amounts that may result in a material misstatement on the balance sheet or the reversal of prior period errors in the current period that result in a material misstatement of the current period income statement amounts. Adjustments to current or prior period financial statements would be required in the event that after application of various approaches for assessing materiality of a misstatement in current period financial statements and consideration of all relevant quantitative and qualitative factors, a misstatement is determined to be material. The Company adopted the provisions of SAB 108 as of December 31, 2006. The adoption of SAB 108 did not have a material effect on the Company’s results of financial operations or financial position.
In February 2007, the FASB issued Statement No. 159 (FAS 159), “The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115” . FAS 159, which becomes effective for the company on January 1, 2008, permits companies to choose to measure many financial instruments and certain other items at fair value and report unrealized gains and losses in earnings. Such accounting is optional and is generally to be applied instrument by instrument. The company does not anticipate that election, if any, of this fair-value option will have a material effect on its financial condition, results of operations, cash flows or disclosures.
Effective January 1, 2007, the Company adopted Financial Accounting Standards Board Interpretation No.48, “Accounting for Uncertainty in Income Taxes (“FIN 48”). —an interpretation of FASB Statement No. 109, Accounting for Income Taxes.” The Interpretation addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FIN 48, we may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. FIN 48 also provides guidance on derecognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. The Company does not believe a liability needs to be recorded for uncertain tax positions.
The Company’s policy is to record interest and penalties on uncertain tax provisions as income tax expense. As of December 31, 2006, The Company has no accrued interest or penalties related to uncertain tax positions.
The Financial Accounting Standards Board (“FASB”) issued statement No. 157, “Fair Value Measurements” (“SFAS 157”) in September 2006. SFAS 157 enhances existing guidance for measuring assets and liabilities using fair value. Previously, guidance for applying fair value was incorporated in several accounting pronouncements. The new statement provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities. While the statement does not add any new fair value measurements, it does change current practice. One such change is a requirement to adjust the value of non-vested stock for the effect of the restriction even if the restriction lapses within one year. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The adoption of SFAS 157 on January 1, 2008, is not expected to have a material impact on the financial statements of the company.
A. Results of Operations
The following table presents selected statements of operations data and such data expressed as a percentage of net sales for the years ended December 31, 2004, 2005 and 2006.

	(Amounts in thousands, Rmb)
	2004		*2005 (Note 1)		2006
		Percentage		Percentage		Percentage
	Amount	of Net sales	Amount	of Net sales	Amount	of Net sales
Net sales	2,720	100%	6,488	100%	9,343	100%
Cost of sales	(1,394)	51.3%	(2,507)	38.6%	(4,288)	45.9%
Gross profit	1,326	48.7%	3,981	61.4%	5,055	54.1%
Selling, general and administrative expenses	(7,768)	285.6%	(21,686)	334.2%	(43,508)	465.7%
Impairment of goodwill	(4,337)	159.4%	—	—	(69,526)	744.2%
Provision for doubtful accounts	—	—	(128)	—	(892)
Operating loss	(10,779)		(17,833)		(108,871)
Interest income	243		302		214
Finance cost	—		(11)		(89)
Non-operating income	167		276		58
Non-operating expenses	—		(2,628)		(3,526)
Income tax provision	—		(9)		(15)
Minority interests – continuing operations	—		712		5,515
Loss from continuing operations	(10,369)		(19,191)		(106,714)
Discontinued operations Income/(loss) from discontinued operations	254		(341)		(7,872)
Net loss for the year	(10,115)		(19,532)		(114,586)

*	Certain revenue and expenses of Anji Bio were reclassified to discontinued operations (see Note 7 in consolidated financial statements).

Note 1:
The operating results for the period from November 1, 2005 (date of acquisition) to December 31, 2005 of Anji Bio were grouped into the line of “Income/ (loss) from discontinued operations”. A description of the disposal is also included in this Management Discussion and Analysis section (the “MD&A”) and this is referred to as “Disposed Segment” in this MD&A.
The operating results for the years ended December 31, 2004 and 2005, together with the operating results for the period from January 1 to March 31, 2005 of the Zhuhai branch (which represented the entire service rendering business segment of the Company) were grouped into the line of “Income/(loss) from discontinued operations”. A description of the disposal is also included in the MD&A and referred to as a “Disposed Segment”.
The CNT and its subsidiaries, excluding the disposition of Anji Bio, are referred to as the “Nutraceutical Operations” in this MD&A.
The remaining operating units of BBHL, excluding the disposition of Zhuhai branch, are referred to as the “IT Operations” in this MD&A.
The Company, Jingle, BHLHK and BHLNet are collectively referred to as “Corporate Office” in this MD&A.
Year ended December 31, 2006 compared to year ended December 31, 2005
Revenues. Revenues increased by Rmb2.85 million, or 44.0%, from Rmb6.49 million in 2005 to Rmb9.34 million in 2006. The Nutraceutical Operations contributed total revenues of Rmb0.05 million in 2006, compared to Rmb0.02 million in 2005. The revenues of our IT Operations increased by Rmb2.82 million, or 43.7%, from Rmb6.47 million in 2005 to Rmb9.29 million in 2006. The increase is further analyzed as follows:
(1)	sales to Legendsec, the largest and new customer of BBHL, contributed Rmb 2.4 million, or 25.67%, to the total revenues in 2006. The contract with Legendsec was entered into in 2005 and its service began in 2006.
(2)	sales to Legend, the second largest customer of BBHL consisted of Rmb 2.32 million, or 24.8% of the total revenues in 2006. The revenue from Legend slightly decreased by Rmb 0.15 million, or 6.77% from Rmb 2.47 in 2005.
(3)	sales to Computer Associates International Inc “CA”, the third largest customer of BBHL consisted of 20% of the total revenues in 2006, increased by Rmb1.84 million, or 65.7 times, from Rmb0.03 million in 2005 to Rmb1.87 million in 2006; and
(4)	the aggregated sales to other individual customers, however, decreased by Rmb 1.29 million, or 33.98%, from Rmb 4.09 million in 2005 to Rmb 2.70 million in 2006 due primarily to resources reallocated to new customer Legendsec in order to improve the profit margin to the Company.
Cost of sales. Cost of sales increased by Rmb1.78 million, or 71.0%, from Rmb2.51 million in 2005 to Rmb4.29 million in 2006. The cost of sales of our Nutraceutical Operations amounted to Rmb0.04 million in 2006, compared to Rmb0.02 million in 2005. The cost of sales of our IT Operations amounted to Rmb 4.25 million in 2006, which increased by Rmb1.76 million, or 70%, from Rmb2.49 million in 2005. The increase in cost of sales of our IT Operations was in line with the increase in our revenues.
Gross profit. Gross profit increased by Rmb1.07 million, or 27.0%, from Rmb3.98 million in 2005 to Rmb5.05 million in 2006. The gross profit of our Nutraceutical Operation for each of 2005 and 2006 amounted to Rmb0.01 million. The gross profit of our IT Operations amounted to Rmb5.04 million, which increased by Rmb1.07 million, or 26.9%, from Rmb3.98 million in 2005. As a percentage of sales, the gross profit margin of the IT Operations decreased by 7.2%, from 61.5% in 2005 to 54.3% in 2006. The decrease was due primarily to lower prices offered to CA to promote sales. The gross margin of sales to Legend and Legendsec, however, was maintained at 64.3% and 64.5% respectively, similar gross profit margins as in previous years.
Selling, general and administrative expenses. Selling, general and administrative expenses increased by Rmb21.82 million, or 100.6%, from Rmb21.69 million in 2005 to Rmb43.51 million in 2006.
The increase in selling, general and administrative expenses was due primarily to the following:
(1)	salaries and benefits of us increased by Rmb13.64 million, or 138.3%, from Rmb9.86 million in 2005 to Rmb23.50 million in 2006. The increase could be further analyzed as follows:

(a)	salaries and benefits of our Corporate Office increased by Rmb 14.76 million, or 278.2%, from Rmb5.31 million in 2005 to Rmb 20.07 million in 2006. The significant increase was due primarily to: (i) stock-based compensation of Rmb14.04 million which was recorded in 2006 for the fair value of 880,000 stock options granted to director and senior management; and (ii) most of the Company's staff joined the Corporate office in the fourth quarter of 2005 so the amount recorded did not reflect the annualized expenses as in 2006;

(b)	salaries and benefits of our Nutraceutical Operations increased by Rmb0.57 million, or 359.5%, from Rmb 0.16 million in 2005 to Rmb 0.73 million in 2006. The same expenses of 2005 only included the salaries and benefits paid since the Nutraceutical Operations was acquired in November 2005, while the 2006 expenses included the full year of expenses. If 2005 expenses were annualized, the same expenses decreased in 2006, due primarily to staff lay-offs in September 2006 in Zhejiang Innoessen.; and

(c)	salaries and benefits of our IT operations decreased by Rmb1.69 million, or 38.7%, from Rmb4.39 million in 2005 to Rmb2.7 million in 2006, which was due primarily to the lay-off of certain technical support and post-sales services staff in 2006.
(2)	Rental charges increased by Rmb0.12 million, or 11.8%, from Rmb1.01 million in 2005 to Rmb1.13 million in 2006. The increase was analyzed as follows:

(a)	the rental charges of Rmb0.47 million was incurred by our Corporate Office in 2006, while Rmb0.3 million incurred in 2005 due to the lease which commenced May 2005;

(b)	the rental charges incurred by our Nutraceutical Operations amounted to Rmb0.11 million, which was increased by Rmb0.05 million, or 97.4%, from Rmb0.06 million in 2005 to Rmb0.11 million in 2006; and

(c)	a saving of rental charges of Rmb0.1 million, or 16.4%, was achieved by our IT Operations in Beijing due to the movement to new office.
(3)	Audit fees increased by Rmb0.39 million, or 22.0%, from Rmb1.77 million in 2005 to Rmb2.16 million in 2006. The audit fees of Rmb2.16 million expensed in 2006 included:
(a)	additional accrual of Rmb0.72 million in audit fees relating to 2005 due to additional audit work performed by PricewaterhouseCoopers, our former independent registered public accounting firm;

(b)	the audit fee of Rmb1.34 million charged for 2006 by Friedman LLP, the independent registered public accounting firm appointed by our shareholders’ meeting held on December 22, 2006; and

(c)	Rmb0.10 million charged by PricewaterhouseCoopers LLP to issue a consent letter for inclusion of their audit reports, for the fiscal years ended December 31, 2004 and 2005, in the Company’s 2006 Annual Report.
(4)	Legal and other professional fees increased by Rmb1.34 million, or 25.6%, from Rmb5.24 in of the 2005 to Rmb6.58 million in 2006. The increase was due primarily to:
(a)	Rmb0.18 million was incurred in 2006 as legal consultation fees in relation to the dispute with Anji Bio.
(b)	Rmb2.39 million was incurred in 2006 as the compensation paid to certain consultants, which represented the fair value of the 150,000 stock options granted to these consultants; and

(c)	Rmb1.1 million was paid as consultancy fee to Ivory Capital Pte Ltd in 2005 but no such expenses were incurred in 2006 after the consulting contract expired.
(5)	Traveling and entertainment expenses increased by Rmb0.27 million, or 33.8%, from Rmb0.8 million in 2005 to Rmb1.07 million in 2006. The increase was due primarily to frequent travels for investigations performed to search for new production base in China in 2006;
(6)	Write-off of intangible assets of Rmb6.21 million was provided for in 2006, compared to two months’ amortization of Rmb0.21 million which was provided for in 2005; and
(7)	Depreciation charges increased by Rmb0.31 million, or 82.4%, from Rmb0.38 million in 2005 to Rmb0.69 million in 2006, due primarily to full year’s depreciation for fixed assets provided for in 2006, compared to two months’ of such depreciation in 2005.
Provision for doubtful accounts. Rmb0.89 million provision was made for the amounts due from Anji Bio, compared to Rmb0.13 million provision made for cash advances not recovered from departed staff.
Non-operating income. Non-operating income decreased by Rmb0.22 million, or 375.9% from Rmb0.28 million in 2005 to Rmb 0.06 million in 2006. The decrease was due primarily to less dividend income from the available-for-sale securities and fewer subsidies for research projects received from the Chinese government in 2006.
Non-operating expenses. Non-operating expenses increased by Rmb0.9 million, or 34.17%, from Rmb2.63 million in 2005 to Rmb3.53 million in 2006. The increase was the net combined effects of:
(1)	loss of Rmb2.99 million incurred from disposal of property, plant and equipment; and
(2)	decrease of Rmb2.11 million as loss transferred from comprehensive loss upon sales of available-for-sale securities in 2006.
Loss from discontinued operations. Loss from discontinued operations represents Anji Bio disposed of in 2006 and the Zhuhai branch of BEDC in 2005, details of which are discussed in note 7 to the consolidated financial statements.

Net loss. Net loss for 2006 was Rmb114.6 million, an increase of Rmb95.07 million, or 486.79%, from Rmb19.53 million for 2005.
Year ended December 31, 2005 compared to year ended December 31, 2004
Revenues. Revenues increased by Rmb3.77 million, or 138.5%, from Rmb2.72 million in 2004 to Rmb6.49 million in 2005. The majority of the increase was contributed by our IT Operations, primarily due to: (1) the resumed contract with the Legend Group, which increased the revenues earned from this customer by Rmb1.79 million, or 260.6%, from Rmb0.68 million in 2004 to Rmb2.47 million in 2005;.(2) the addition of one large customer in 2005, namely Wuxi Jiangnan Computing Research Center (“Wuxi Jiangnan”), which contributed Rmb1.39 million to our revenues; and (3) an increase in smaller sales contracts with other customers as a result of the increased acceptance of our products in the market.
Cost of sales. Cost of sales in 2005 solely included that of our IT Operations, which was increased by Rmb1.11 million, or 79.8%, from Rmb1.39 million in 2004 to Rmb2.51 million in 2005. The cost of sales of the CNT group amounted to Rmb0.80 million after it was acquired by the Company. The increase in cost of sales was in line with the increase in net sales, however, the percentage increase was less than that of the net sales, as the majority of sales in 2005 represented sales of self-developed products for which we had more effective control on material costs.
Gross profit. Gross profit in 2005 solely included that of our IT Operations, which was increased by Rmb2.65 million, or 200%, from Rmb1.33 million in 2004 to Rmb3.98 million in 2005. As a percentage of sales, the gross profit margin increased by 12.7%, from 48.8% in 2004 to 61.5% in 2005. The significant increase was mainly due to an increase in the proportion to 60% of revenues generated in 2005 from large customers such as the Legend Group and Wuxi Jiangnan whose gross profit margin is between 68% and 72%, as compared to the proportion of 30% of the Company’s revenues generated from the Legend Group in 2004 whose gross profit margin was 74%. Excluding these large customers, the gross profit margin of the Company’s remaining revenues during 2005 was approximately 49%, which represented an increase of approximately 9%, from the Company’s gross profit margin of 40% in 2004.
Selling, general and administrative expenses. Selling, general and administrative expenses increased by Rmb13.92 million, or 179.2%, from Rmb7.77 million in 2004 to Rmb21.69 million in 2005.
The increase in selling, general and administrative expenses was as a result of the following:
(1)	salaries and benefits increased by Rmb6.72 million, or 214%, from Rmb3.14 million in 2004 to Rmb9.86 million in 2005. The increase was due primarily to significant increase in headcount during 2005. The increase is further segmented as follows:
(a)	salaries and benefits of IT Operations increased by Rmb1.77 million, or 67.6%, from Rmb2.62 million in 2004 to Rmb4.39 million in 2005, the increase was in line with our increase in headcount from 37 employees during in 2004 to 63 employees during in 2005;

(b)	salaries and benefits of our Corporate Office increased by Rmb 4.79 million, or 926.2%, from Rmb 0.52 million in 2004 to Rmb5.31 million in 2005. The significant increase was primarily due to: (a) an amount of Rmb2.48 million, being the difference between the exercise price and market price of options granted to the newly appointed chairman and CEO in 2005, was recognized as staff costs; and (b) the size of our Corporate Office team which was expanded in 2005 to include temporary co-Chief Executive Officer positions. An aggregate of eight employees were newly recruited, including two Co-CEOs and a Chief Scientist.
(2)	Rental charges increased by Rmb0.55 million, or 136.4%, from Rmb0.40 million in 2004 to Rmb0.95 million in 2005. The increase was mainly caused by the following:
(a)	a new office was rented in May 2005 in Hong Kong to accommodate the increase in headcount of our Corporate Office, thus leading to additional rental charges equal to Rmb0.30 million during 2005.

(b)	additional office space was rented for our IT Operations in June 2005, leading to increased rental expenses of Rmb0.25 million in 2005.
(3)	Audit fees increased by Rmb1.16 million, or 190.0%, from Rmb0.61 million in 2004 to Rmb1.77 million in 2005, due primarily to increased audit work caused by increased activities of the Company.
(4)	Legal and professional fees increased by Rmb3.58 million, or 334.6%, from Rmb1.07 million in 2004 to Rmb4.65 million in 2005. This significant increase was mainly due to:
(a)	Fees of Rmb0.84 million were incurred in 2005 in connection with the Company’s pre-acquisition assessment of the CNT group. These fees included Rmb0.5 million for legal issues and Rmb0.34 million for an independent audit;

(b)	A retainer fee of Rmb1.94 million was incurred in 2005 in consideration for the non-exclusive advisory services performed by Ivory Capital Asia Pte. Ltd. to assist the Company in raising up to US$20 million;

(c)	A fee of Rmb0.69 million was accounted for in 2005 as the fair value of the stock options granted to certain consultants recruited by the Company to provide capital market advisory services to the Company;

(d)	A consultants fee of Rmb0.60 million was incurred by BBHL relating to various sub-contractors for testing and post-sale maintenance services of the Security Gate.
(5)	Traveling and entertainment expenses increased by Rmb 0.29 million, or 68.5%, from Rmb 0.43 million in 2004 to Rmb0.72 million in 2005, due primarily to more frequent travel for acquisition of our Nutraceutical Operations and promotion of our business;
(6)	Amortization charge of intangible assets of Rmb0.22 million was incurred in 2005, being the amortization of the extraction of bamboo flavonoids and its application patents of the CNT group incurred for the period November 1 to December 31, 2005.
(7)	Depreciation charge was increased by Rmb0.30 million, or 375.0%, from Rmb0.08 million in 2004 to Rmb0.38 million in 2005, due primarily to increase in property, plant and equipment as a result of the acquisition of the CNT group.
Provision for doubtful accounts. Due to a long outstanding receivable, bad debt of Rmb0.13 million had been accounted for in 2005, which mainly represented unrecovered advances to resigned staff and trade receivables of BBHL.
Non-operating income. Non-operating income increased by Rmb0.11 million, or 65.3% from Rmb0.17 million in 2004 to Rmb0.28 million in 2005. The non-operating income mainly represented Rmb0.11 million of dividend income received by our Corporate Office in Hong Kong and Rmb0.16 million of subsidies from government in respect of a research project.
Non-operating expense. Non-operating expense of Rmb2.63 million mainly represented the realization of Rmb2.60 million of the accumulated unrealized losses of our available-for-sale securities upon our disposal of such securities in 2005. These unrealized losses were reflected in previous years’ comprehensive income/loss.
Loss from discontinued operations. On March 31, 2005, BBHL entered into an agreement with Beijing Enterprise Development Corporation (“BEDC”), the shareholder of China Internet Technology Company Limited, the then 17.21% shareholder of the Company, to dispose of its Zhuhai branch, for no consideration. The loss from this discontinued operation represented: (1) net income of Rmb0.22 million, being the operating income of the disposed segment up to the effective date of disposal, which represented the net effect of the revenues of Rmb1.04 million less the cost of sales and selling, general and administrative expenses of Rmb0.68 million and Rmb0.14 million respectively and (2) loss of Rmb0.51 million, being the write-off of net assets of the disposed segment.
Net loss. Net loss in 2005 was Rmb19.53 million, an increase of Rmb9.42 million, or 93.1%, from Rmb 10.11 million in 2004.
Taxation
Our Company, CNT and Jingle were incorporated under the laws of the British Virgin Islands (BVI), and under current BVI law, are not subject to tax on income or capital gains as we did not carry out business in BVI.
BBHL, Zhejiang Innoessen and Shenzhen Innoessen are all Sino-foreign joint ventures established in China. Pursuant to the applicable PRC income tax laws, they are fully exempt from the PRC state income tax for two years, starting from the first profit-making year followed by a 50% reduction over the ensuing three years (“tax holidays”). BBHL and Zhejiang Innoessen incurred losses since their incorporation, and therefore, the tax holidays had not started.
BHLHK is subject to taxation in Hong Kong. Since no estimated net assessable profit is recognized in 2005 no tax provision is recorded for BHLHK. There was also no tax provision recorded for 2004 because no net assessable profit was recognized.
In the Cayman Islands, there are no taxes other than import duties and stamp duty (at certain occasions). Therefore, BHLNet is not subject to taxes in the Cayman Islands.
B. Liquidity and capital resources
Working capital and cash flows
We have neither engaged in any form of off-balance sheet arrangement/ relationships with unconsolidated entities or other persons that are reasonably likely to affect materially liquidity and the availability of or requirements for capital resources, or any trading activities that include non-exchange traded contracts accounted for at fair value. Except for the operating lease commitments, as fully disclosed in the financial statements, we are not involved in any kind of other commitments, both expressed or contingent, which may cause us to make future payments under contracts.

On November 27, 2006, the Company entered into subscription agreements with each of China Biotech Holdings Limited, Eastern Ceremony Group Limited and Harvest Smart Overseas Limited (collectively the “Subscribers”) for the allotment and issuance of 2,500,000 new subscription shares and 3,000,000 warrant shares of the Company by the Subscribers. Pursuant to the subscription agreements, the Company issued and sold 1,500,000, 500,000, and 500,000 subscription shares for cash consideration of US$ 2.50 per share to China Biotech Holdings Limited, Eastern Ceremony Group Limited and Harvest Smart Overseas Limited respectively. In addition, China Biotech Holdings Limited, Eastern Ceremony Group Limited and Harvest Smart Overseas Limited subscribed for warrants to purchase shares in the amounts of 2,000,000, 500,000 and 500,000 warrant shares with a warrant premium of US$0.01 per warrant share respectively, issuable upon the exercise of the warrants at an exercise price of US$5.00 per share. Upon completion of the transaction, the Company has received a total consideration of US$6.28million in January 2007.
Our cash and cash equivalents on hand as of December 31, 2006 was Rmb3.47 million, which decreased by Rmb14.85 million, from Rmb18.32 million at the beginning of the year.
The net cash outflow of the operating activities in 2006 was Rmb10.2 million, which decreased by Rmb7.97 million, or 43.85%, from an outflow of Rmb18.17 million in 2005. The decrease in net cash outflow in 2006 was mainly due to the combined effects of (1) an increase of accounts receivable; and (2) due to an increase in professional fees and other accrued expenses.
The net cash outflow of the investing activities in 2006 was Rmb5.17 million, which decreased by Rmb33.38 million, or 118.34%, from a net cash inflow of Rmb28.21 million in 2005. The significant increase in net cash outflow in 2006, was mainly due to the combined effects of (1) decreased of Rmb0.18 million due to the disposal of short term investment in securities which was still kept in security house accounts; (2) outflow of Rmb3.55 million and 0.6 million resulting from our disposals of the discontinued operations of Anji Bio and the write-off the loan to Jian ‘ou, respectively; (3) outflow of Rmb1.13 million was used to purchase property, plant and equipment; and (4) inflow of Rmb0.27 million received as proceeds from disposal of available-for-sale securities.
The net cash inflow of the financing activities in 2006 was Rmb0.5 million, which decreased by Rmb2.99 million, or 85.53%, from Rmb3.49 million in 2005. The Rmb0.5 million was the proceeds from the exercise of a stock option, received from a resigned employee.
As of December 31, 2006, after deducting the total liabilities from the cash and cash equivalents (“net cash balance”), we had a net cash deficit of Rmb10.60 million, which decreased by Rmb 15.30 million from a net cash balance of Rmb4.7 million in 2005.
Capital resources
There was no significant capital expenditure for the years ended December 31, 2004 and 2005. The capital expenditures in 2006 were Rmb1.13 million.
The capital resources and expenditures incurred up to the date of this Annual Report:
Investment in China Merchants Zhangzhou Development Zone Innoessen Biotech Company Limited
On December 22, 2006, Zhangzhou Innoessen was incorporated in Zhangzhou, China, as the core manufacturing base and quality control center for our green industry. The total amount of registered capital is HK$7 million which was fully injected on February 1, 2007.
Letter of intent with Going International Limited (‘Going International”)
On February 5, 2007, the Company entered into a non-binding letter of intent (the “LOI”) with Going International. Pursuant to the terms of the LOI, the Company and Going International will enter into a convertible debt agreement for HK$10 million in cash which is convertible into shares of Huitong Food, which is a subsidiary of Going International prior to its proposed initial public offering on the Hong Kong Stock Exchanges in 2007. Huitong Food engages in the business of meatpacking in China.
Issue of new shares to Max Winner Investments Limited, Smartweed Investments Limited and Xinhua Gold Net International Co. Ltd.
On April 12, 2007, the Company entered into subscription agreements with Xinhua Gold Net International Co., Smartweed Investment Limited and Max Winner Investments Limited (“Max Winner”) pursuant to which these entities will acquire 1,250,000, 150,000 and 100,000 shares of the Company, respectively at US$4 per share. In addition, Max Winner will subscribe for 1,250,000 warrants of the Company at an exercise price of US$8.00 per share. The subscription premium per warrant was US$0.01 each. Upon completion of the transaction, the Company received cash balance of US$6 million.
We believe our current cash and cash equivalents will be sufficient to meet our anticipated cash needs, including for our working capital needs, for the foreseeable future. We may, however, require additional cash resources due to changes in business conditions or other future developments. If these sources are insufficient to satisfy our cash requirements, we may seek to sell debt securities or additional equity securities or obtain a credit facility. The sale of convertible debt securities obligations or additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in debt service obligations and could result in operating and financial covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

From time to time, we also evaluate potential investments, acquisitions or divestments and may, if a suitable opportunity arises, make an investment or acquisition or conduct an investment. As a result of the above possible actions, we may need to obtain additional funds through issuance of new equity or debt. Again, we may have to seek additional financing sooner than currently anticipated and there can be no assurance that we would be able to obtain additional financing on terms acceptable to us.
   C. Research and development, patents and licenses, etc.
Network Security Business:
We acquired, through BBHL, a technological platform for the development of Internet security devices at a cash consideration of Rmb 4 million in 2000. This intangible asset had been fully amortized in 2003. Subsequent to that, we did not incur significant expenses in acquiring techniques but had maintained a research and development team to upgrade the existing products and all costs of which had been recorded as expenses in the consolidated statements of operations when incurred.
Nutraceutical Business:
Our major research and development section for bamboo-related products is in Zhejinag Innoessen which owned ten patents on the chemical components, preparation techniques, and the nutraceutical applications of bamboo extracts (the “Bamboo Patents”).
Upon the completion of the sale and purchase agreement between the Company and Win Horse, the Bamboo Patents will be disposed of.
   D. Trend Information
Except as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net sales, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.
   E. Off-balance Sheet Arrangements
We have no outstanding off-balance sheet arrangements, derivative financial instruments, interest rate swap transactions or foreign currency forward contracts. We do not engage in trading activities involving non-exchange traded contracts.
   F. Tabular disclosure of contractual obligations.
The following table summarizes contractual obligations as of December 31, 2006

	December 31,
	2005	2006
	Rmb	Rmb
In respect of land and buildings
- Not more than one year	615	506
- More than one year and not more than five years	332	253

Total	947	759

     The Company is a party to five lease agreements for office premises and staff quarters. These lease agreements are described below:
(a)	The lease agreement for our Corporate Office (situated in Hong Kong) commenced on May 27, 2005, and shall continue for a period of two years, at a monthly rent of Rmb31,000. As of December 31, 2006, the future minimum lease payments under this non-cancelable operating lease amounted to Rmb152,000 for year ending December 31, 2007.
(b)	The lease agreement for staff quarters (situated in Hong Kong) for managers of our Corporate Office commenced on December 11, 2005, and shall continue for a period of two years, but it can be terminated after one year, at a monthly rent of Rmb7,000. As of December 31, 2006, the future minimum lease payments under this non-cancelable operating lease amounted to Rmb14,000 which represented two months of rent for year ending December 31, 2007. Upon mutual agreement with the landlord, the lease agreement was cancelled earlier.
(c)	The lease agreement for staff quarters (situated in Hong Kong) for Alan Li, the Chairman of the Board and Chief Executive Officer of the Company, commenced on December 8, 2005, and shall continue for a period of two years, but it can be terminated after one year, at a monthly rent of Rmb8,000. As of December 31, 2006, the future minimum lease payments under this non-cancelable operating lease amounted to Rmb8,000 which represented one month of rent for year ending December 31, 2007. Upon mutual agreement with the landlord, the lease agreement was cancelled earlier.

(d)	The lease agreement for the office of BBHL commenced on November 11, 2006, and shall continue for a period of two years, at a monthly rent of Rmb25,000. As of December 31, 2006, the future minimum lease payments under this non-cancelable operating lease amounted to Rmb304,000 and Rmb253,000 for years ending December 31, 2007 and 2008 respectively.
(e)	The lease agreement for the office of Zhejiang Innoessen (situated in Hangzhou, PRC) commenced on November 1, 2006, at a monthly rent of Rmb9,000 through June 30, 2007. As of December 31, 2006, the future minimum lease payments under this non-cancelable operating lease amounted to Rmb28,000 for the year ending December 31, 2007.
     Lease rental costs incurred by the Group for the year ended December 31, 2004, 2005 and 2006 amounted to Rmb519,000, Rmb1,052,000 and Rmb759,000, respectively.
Except as disclosed above, as of December 31, 2006, we did not have other contractual obligations.
Contingencies
   G. Safe Harbor.
Forward-Looking Statement Disclosure
This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The statements regarding CTDC contained in this press release that are not historical in nature, particularly those that utilize terminology such as “may,” “will,” “should,” “likely,” “expects,” “anticipates,” “estimates,” “believes” or “plans,” or comparable terminology, are forward-looking statements. Forward-looking statements are based on current expectations and assumptions, and entail various risks and uncertainties that could cause actual results to differ materially from those expressed in such forward-looking statements. Important factors known to the Company that cause actual results to differ materially from those expressed in such forward-looking statements are identified and discussed in CTDC’s filings with the Securities and Exchange Commission.
Item 6 Directors, Senior Management and Employees
A. Directors and senior management.
Our directors and executive officers and their present positions with our company, as at the date of this Annual Report, are as follows:

Name	Age	Positions with the Company
Alan Li	39	Chairman of the Board, Executive Director and Chief Executive Officer

Zhenwei Lu	36	Executive Director and Chief Operating Office

Kang Li	39	Executive Director, Chief Investment Officer and Acting Chief Financial Officer and Company Secretary

Xu Qian	43	Executive Director

Ju Zhang	44	Executive Director

Loong Cheong Chang (1) (3)	61	Independent Director

Xiaoping Wang	47	Independent Director

Xinping Shi (2) (3)	48	Independent Director

Yezhong Ni (1)	36	Independent Director

Weidong Wang (2) (3)	40	Independent Director

Yu Keung Poon (1) (2)	42	Independent Director

(1)	Member of the Audit Committee

(2)	Member of the Compensation Committee

(3)	Member of the Nominating Committee
Information about Directors and Officers
Set forth below is certain information with respect to each director and officer as of June 20, 2007.
Mr. Alan Li, 39 , was appointed Executive Director of the Company on May 24, 2005. He was further appointed Chief Executive Officer and the Chairman of the Board of the Directors of the Company on January 5 and May 17, 2007, respectively. Mr. Li obtained a Masters degree in Business Administration from Murdoch University, Australia. Prior to join the Company he served as the Executive Director of Shun Tai Investment Limited, a company engaged in investment, merger and acquisition of hospitals and pharmaceuticals factories in China. From 2000-2002, Mr. Li functioned as the Executive Director and Vice President of Linchest Technology Ltd. Mr. Li has demonstrated considerable experience in investment and management of conglomerate companies. His current responsibilities include strategic planning, merger and acquisition and capital market development of the Company.
Mr. Zhenwei Lu, 36, was appointed Executive of the Company on January 5, 2007 and was further appointed the Chief Operating Officer of the Company on March 26, 2007. Mr. Lu obtained a Bachelors degree from Shanghai Marine College and a Masters degree from Zhongnan University of Economics and Law. He is also the General Manager of China Merchants Technology Co., Ltd. (“CMTH”), a wholly owned subsidiary of the China Merchants Group. China Merchants Group is one of the largest state-owned enterprises directly under the administration of the China State Council and has significant business operations across Hong Kong and China in real estate, energy, logistics, technology, ports, highways, and industrial zones. Mr. Lu’s current responsibilities include assets management and general management of the Company.
Mr. Kang Li, 39, was appointed as Chief Investment Officer of the Company on March 26, 2007. He was also appointed the Executive Director and Acting Chief Financial Officer and Company Secretary of the Company on May 23, 2007. Mr. Li obtained a Bachelors degree in Law from Fudan University in 1987 and subsequently in 1995 earned a Masters degree in Law from Xiamen University. He acquired the qualification of lawyers in 1993. Mr. Li served as Senior Manager in Investment Banking Department of China Eagle Securities Co., Ltd. in 1996 and from 1997 to 2001 he held the position of Senior Manager in Investment Banking Department of China Merchants Securities Co., Ltd. Prior to joining the Company, Mr. Li was Vice President of China Science & Merchants Venture Capital Management Co., Ltd.
Mr. Xu Qian, 43, was appointed the Director on March 29, 2005. Mr. Qian graduated from the Economics and Management Faculty of Beijing Industrial University with a bachelor degree in Economics in 1986. From 1986 to 1993, he worked as an economic analyst in the Statistics Bureau of the BPMG. From 1993 to 1996, he worked as in independent auditor in Hong Kong and from 1996 to 1998, he worked as the Project Chief Financial Officer of the TA Orient Telecommunication Co., Ltd. Since 1998, he worked as the Finance Manager of Beijing Holdings. In March 2005, he was promoted to serve as the Chief Financial Officer of Beijing Holdings and was further promoted as the Assistant General Manager of Beijing Holdings in March 2006. Mr. Qian has extensive experience in mergers and acquisitions, corporate restructuring and financial management.
Mr. Ju Zhang, 44, was appointed Executive Director of the Company on May 24, 2005. Mr. Zhang obtained a Masters degree in Philosophy from the Chinese Academy of Social Sciences and a Bachelors degree in Energy Engineering from Tsinghua University. He served as Deputy Chairman of China Merchants Technology Holdings Co., Ltd. Inclusive to his aforementioned duties Mr. Zhang was also appointed the Associate Professor of Chinese Academy of Medical Sciences and Peking Union Medical college, the assistant Director of Department of Research in National Committee of Science and Technology and Department of Research in Chinese Ministry of Science and Technology.
Mr. Loong Cheong Chang, 61, was appointed our Independent Director on January 5, 2007, the Chairman of the Audit Committee and a member of the Nominating Committee on March 2, 2007. Mr. Chang holds the Certificate of Business Management from Hong Kong management Association. He served as a member of senior management of Orient Overseas Container Line, Ltd. (OOCL) and Island Navigation Corporation International Ltd. (INCIL); Director and General Manager of Noble Ascent Company Ltd. Hong Kong. Mr. Chang is now holding the position of Chairman of Audit Committee and Independent Non-Executive Director of Guangshen Railway Company Limited (listed in HKG & NYC) and the Director of Orient International (Shanghai) Ltd.
Mr. Xiaoping Wang, 47, was appointed our Independent Director on January 5, 2007. Mr. Wang is now the Dean, Professor and Doctoral Tutor of School of Economics, Jiangxi University of Finance and Economics. Inclusive to his aforementioned duties and positions, he serves as Independent Director of Jiangxi Ganneng Co., Ltd., Director of Association of Foreign Economics Studies in China, Vice Chairman of Youth Association of Social Science of Jiangxi Province, Managing Director of Association of Economics Studies, Jiangxi Province, and Fellow Researcher of Advisory and Consulting Committee of Jiangxi Provincial Government.
Dr. Xinping Shi, 48, was appointed our Independent Director on July 28, 2005, the Chairman of the Company’s Compensation Committee and Nominating Committee on March 2, 2007. Dr. Shi obtained a Doctorates degree and a Masters degree in Business

Administration from Middlesex University and Lancaster University, UK respectively. Dr. Shi is holding positions as Director of Logistics Management Research Centre, Coordinator of Logistics and Supply Chain Management of the School of Business, and Associate Professor of the Department of Finance and Decision Sciences of the Hong Kong Baptist University. Dr. Shi also serves as an Independent Director of China Merchants Shekou Holdings Company Limited, a company listed on the Shenzhen Stock Exchange; a Director of Weboptimal International Limited, a management consulting firm. He is also Guest Professor of the College of Logistics of Beijing Normal University and Advisor of the Chamber of Hong Kong Logistics.
Mr. Weidong Wang, 40, was appointed our Independent Director on July 28, 2005 and a member of the Company’s Compensation Committee and Nominating Committee on March 2, 2007. He qualified as International Business engineer in China in 1994 , a Masters degree in Public Finance from the Tianjin University of Finance & Economics in 1999 and obtained the Master of Business and Administration from Murdoch University, Australia in 2000. Mr. Wang served as the Business Representative of Henan Province in China from 1990 to 1991 and the Business Director of China National Cereals, Oils & Foodstuffs Import & Export Corporation from 1991 to 2000. Mr. Wang was appointed the Deputy General Manager of Ceroilfood Enterprises Limited, one of the foreign offices of China Business Bureau in March 2000 and his responsibilities are in charge of overseas business development and management. Mr. Wang has demonstrated ample experience in import and export business of oil, cereal products and foodstuffs.
Mr. Yu Keung Poon, 42, was appointed our Independent Director, a member of the Compensation Committee and the financial expert of the Audit Committee of the Company on March 2, 2007. Mr. Poon graduated from The Hong Kong Polytechnic University with a professional diploma in accountancy, and subsequently received his Executive MBA degree from The Chinese University of Hong Kong in 2004. He is a Certified Public Accountant of the Hong Kong Institute of Certified Public Accountants and a fellow member of the Association of Chartered Certified Accountants in England. He is currently the Financial Controller and the Company Secretary of Jiuzhou Development Company Limited (HKSE: 0908). Prior to joining Jiuzhou Development Company Limited, he had worked in Ernst & Young Hong Kong in the auditing field and had assumed the accounting and financial management positions in a number of China affiliated and multinational companies.
Mr. Yezhong Ni, 37, was appointed our Independent Director and a member of the Auditing Committee of the Company on April 28, 2005. Mr. Ni graduated from the Law School of the Peking University in 1990 and is currently holding a position as a partner of the Kingson Law Firm, one the leading law firms in China. He has demonstrated experience in legal services for bankruptcy, derivatives and financial instruments.
At the Annual Meeting of Shareholders held on December 22, 2006, Changshan Zhao, Xu Qian, Alan Li, Ju Zhang, Michael Siu, Peter Fu, L C Wan, Meng Wan, Yezhong Ni, Weidong Wang and Xinping Shi were appointed the directors of the Company. On January 5, 2007, Michael Siu, Peter Fu and L C Wan resigned from their office and Zhenwei Lu, Loong Cheong Chang and Xiaoping Wang were appointed to fill the respective vacancies. On May 23, 2007, Changshan Zhao resigned and Kang Li was appointed to fill the vacancies. The directors at the date of this Annual Report were Alan Li, Zhenwei Lu, Xu Qian, Ju Zhang, Kang Li, Loong Cheong Chang, Xiaoping Wang, Yu Keung Poon, Yezhong Ni, Weidong Wang and Xinping Shi. All existing directors will serve until the next annual meeting of shareholders of the Company.
There are no family relationships between the above named officers and directors. China Biotech Holdings Limited (“China Biotech”) is our 24.74% shareholder, however, we do not have any formal agreement and arrangement with China Biotech and pursuant to which the authority of direct nomination of directors into the Company’s board was granted. All of our directors are appointed through resolutions passed in our annual shareholders meeting. All candidates were recommended by the Company’s nominating committee based on their experience and capability.
Audit Committee. Mr. Loong Cheong Chang, Mr. Yu Keung Poon and Mr. Yezhong Ni were appointed the members of the Audit Committee of our board of directors on March 2, 2007. According to the Charter of the Audit Committee, the responsibilities of the Audit Committee include the oversight of (1) integrity of our financial statements; (2) our compliance with legal and regulatory requirements; (3) the qualification, appointment, compensation, retention and oversight of our independent auditors, including resolving disagreements between management and the auditors regarding financial reporting; and (4) the performance of our independent auditors and of our internal control function.
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
The Audit Committee is required to meet at least two times a year and may call a special meeting as required. All members of the Audit Committee shall be financially literate, having a basic understanding of financial controls and reporting, and none of them shall receive directly or indirectly any compensation from our company other than his or her directors’ fee and benefits.
Compensation Committee. The Compensation Committee makes recommendations to the Board of Directors concerning salaries and incentive compensation for our officers, including our Chief Executive Officer, and employees and administers our stock option plans. The Compensation Committee consists of three directors, each of whom meets the independence requirements and standards established by the NASDAQ rules and the SEC regulations. The Compensation Committee was established on May 24, 2005 and Mr. Xinping Shi, Weidong Wang and Yu Keung Poon were appointed the members of the Compensation Committee pursuant to a board resolution on March 2, 2007.

Nominating Committee. The purpose of the Nominating Committee is to assist the Board of Directors in identifying qualified individuals to become board members, consultants and officers of the Company, in determining the composition of the Board of Directors and in monitoring a process to assess Board effectiveness. The Nominating Committee established on July 28, 2005, consists of three directors, each of whom meets the independence requirements and standards established by the NASDAQ rules and the SEC regulations. Mr. Xinping Shi, Loong Cheong Chang and Weidong Wang were appointed the members of the Nominating Committee pursuant to a board resolution on March 2, 2007.
B. Compensation.
Except Mr. Changshan Zhao, the resigned Chairman of the Board of Directors, who had been paid Rmb 1.17 million in the 2006 Period for his capacity as the Chairman, we did not pay any compensation to other directors in the 2006 Period.
The directors and ex-directors who also acted in their capacities as officers of the Company were paid in the 2006 Period as follows:

		Compensation paid
		(Amounts in thousand, Rmb)
Name	Management position held	2005	2006
Alan Li	Chairman, Executive Director and Chief Executive Officer	303	910

Xu Qian	Executive Director	315	910

Michael Siu	Resigned Chief Financial Officer and Secretary	487	715
The Company has granted stock options to certain officers and directors as described in Item 6E.
C. Board practices.
A total of fourteen (14) meetings of directors were held in 2006. Our Amended Memorandum and Articles of Association formally adopted at the Annual Meeting of Shareholders held on December 22, 2006 require the establishment of an audit committee, compensation committee and a nominating committee. It is stated in respective charters that only independent directors are qualified to be appointed as members of these committees.

D. Employees.
As of December 31, 2006, our total staff consisted of 68 employees compared to that of 130 in 2005. The decrease was mainly due to the disposed investment of Anji Bio which included 34 employees in the fiscal year 2005, and of certain technical support and post-sales services employees were dismissed by BBHL.
An analysis of the employees by function is as follows:

	2006	2005
Corporate administration	16	18

Finance	6	8

Research and developments	6	7

Technology	27	43

Sales and services	13	24

Workers	0	30

Total	68	130
We do not have any collective bargaining agreements with our employees. We have never experienced any material labor disruptions and are unaware of any current efforts or plans to organize employees. We believe we have good relationships with our employees.
E. Share ownership.
None of our executive officers and directors own shares of the Company as of June 20, 2007:
The names and titles of our executive officers and directors to whom we have granted stock options which are outstanding as of June 20, 2007 and the number of shares of our common stock subject to such options are set forth in the following table:

			Exercise
		Number	per option
Name	Title/Office	of options	(US$)	Expiration Date
Alan Li	Chairman, Chief Executive Officer and Executive Director	75,000	1.85	September 20, 2015 (2)
		100,000	3.18	September 18, 2016 (3)

Zhenwei Lu	Executive Director	40,000	1.85	September 20, 2015 (2)
		60,000	3.18	September 18, 2016 (3)

Xu Qian	Executive Director	50,000	1.15	December 28, 2009 (1)
		25,000	1.85	September 20, 2015 (2)
		140,000	3.18	September 18, 2016 (3)

Ju Zhang	Executive Director	10,000	1.85	September 20, 2015 (2)
		10,000	3.18	September 18, 2016 (3)

Xinping Shi	Independent Director	10,000	1.85	September 20, 2015 (2)
		10,000	3.18	September18, 2016 (3)

Yezhong Ni	Independent Director	10,000	1.85	September 20, 2015 (2)
		10,000	3.18	September 18, 2016 (3)

			Exercise
		Number	per option
Name	Title/Office	of options	(US$)	Expiration Date
Weidong Wang	Independent Director	10,000	1.85	September 20, 2015 (2)
		10,000	3.18	September 18, 2016 (3)

Changshan Zhao	Resigned-Chairman and Executive Director (4)	50,000	1.15	December 28, 2009 (1)
		45,000	1.85	September 20, 2015 (2)
		190,000	3.18	September 18, 2016 (3)

Michael Siu	Resigned-Executive Director, Chief Financial Officer and Secretary (4)	40,000	1.15	December 28, 2009 (1)
		15,000	1.85	September 20, 2015 (2)
		90,000	3.18	September 18, 2016 (3)

Yibing Zhang	Resigned-Chief Financial Officer and Company Secretary	20,000	3.18	September 18, 2016 (3)
		60,000	3.18	September 18, 2016 (3)

Peter Fu	Resigned-Independent Director (4)	10,000	1.85	September 20, 2015 (2)
		10,000	3.18	September 18, 2016 (3)

L C Wan	Resigned-Independent Director (4)	10,000	3.18	September 20, 2016 (2)

Meng Wan	Resigned Independent Director (4)	10,000	1.85	September 20, 2016 (2)
		10,000	3.18	September 18, 2016 (3)

(1)	These options were granted under the Company’s 1996 Stock Option Plan. These options were granted pursuant to a board resolution passed on December 28, 1999 (the “Resolution”) and are fully vested as of December 31, 2006.

(2)	These options were granted under the Company’s 2000 Stock Option Plan. These options were granted pursuant to a board resolution passed on September 20, 2005 and are fully vested as of December 31, 2006.

(3)	These options were granted under the Company’s 2005 Stock Option Plan. These options were granted pursuant to a board resolution passed on September 18, 2006 and are fully vested as of December 31, 2006.

(4)	The options held by resigned directors were fully vested and were granted an extension to December 31, 2007 by the Company's Compensation Committee.
Stock Option Plans
Pursuant to shareholders’ resolutions passed on October 10, 1996, September 20, 2000 and October 21, 2005, the 1996 Stock Option Plan (the “1996 Plan”), the 2000 Stock Option Plan (the “2000 Plan”) and the 2005 Stock Option Plan (the “2005 Plan”) were approved, respectively.
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
Options to subscribe 370,000 shares and 30,000 shares of common stock under the 2000 Stock Option Plan were granted on September 21, 2005 and September 18, 2006, respectively.
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
All options to purchase 1,000,000 shares of common stock under the 2005 Stock Option Plan were granted.
Item 7 Major Shareholders and Related Party Transactions
A. Major shareholders.
The following table sets forth as of June 20, 2007, the beneficial ownership of (i) all persons known to us to be beneficial owners of equal or more than five percent or more of our common stock and (ii) our current officers and directors and (iii) our current officers and director as a group.

	Shares of common stock beneficially
Principal Stockholder	owned (1)	Percent of class
China Biotech Holdings Limited (“China Biotech”) of 5/F, B&H Plaza, 27 Industry Ave, Shekou, Shenzhen 518067, PR China	3,500,000	24.74%

Beijing Holdings of Room 4301, Central Plaza 18 Harbour Road, Wanchai Hong Kong	2,009,323	14.20%

Harvest Smart Overseas Limited of c/o Unit 1712-13, Tower 1, Admiralty Centre, No.18 Harcourt Road, Hong Kong	1,000,000	7.07%

Eastern Ceremony Group Limited of c/o of c/o Unit 1712-13, Tower 1, Admiralty Centre, No.18 Harcourt Road, Hong Kong	800,000	5.66%

Great Legend Internet Technology and Service Co., Ltd. of c/o Room 4301, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong	508,474	3.59%

	Shares of common stock beneficially
Principal Stockholder	owned (1)		Percent of class
Alan Li of c/o Unit 1712-13, Tower 1, Admiralty Centre, No.18 Harcourt Road, Hong Kong	0	(2)(4)	*

Zhenwei Lu of c/o Unit 1712-13, Tower 1, Admiralty Centre, No.18 Harcourt Road, Hong Kong	0	(2)(4)	*

Xu Qian of c/o Rm 4301, Central Plaza, 18 Harbour Road,Wanchai, Hong Kong	0	(3)	*

Kang Li of c/o Unit 1712-13, Tower 1, Admiralty Centre, No.18 Harcourt Road, Hong Kong	0	(2)	*

Ju Zhang of c/o Unit 1712-13, Tower 1, Admiralty Centre, No.18 Harcourt Road, Hong Kong	0	(4)	*

All officers and directors as a group (5 persons)	7,817,797	(2)(3)(4)	55.26%

*	less than 1%.

(1)	Unless otherwise noted, all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

(2)	Mr. Alan Li, Chairman of the Board, Executive Director and Chief Executive Officer, and Mr. Zhenwei Lu , our Executive Director and Chief Operating Officer and Kang Li, the Executive Director, Chief Investment Officer and Acting Chief Financial Officer and Company Secretary, are Directors of China Biotech and therefore they may be deemed to beneficially own the shares of Common Stocks owned by China Biotech.

(3)	Mr. Xu Qian, Executive Director, is also the Assistant General Manager and Chief Financial Officer of Beijing Holdings and therefore he may be deemed to be beneficially own the shares of Common Stocks owned by Beijing Holdings.

(4)	Holds options which are not currently exercisable or which vest within 60 days of June 20, 2007.
Except as disclosed below, there were no significant related party transactions with major shareholders.
B. Related party transactions.
     The transactions and balances with related parties are analyzed as follows:-

	Year ended December 31,
	2004	2005	2006
	Rmb	Rmb	Rmb
	(Amounts in thousands)	(Amounts in thousands)	(Amounts in thousands)
Transactions with related parties

Disposal of Zhuhai branch of BBHL to BEDC (a)	—	1,300	—
Net operating cash outflows of Zhuhai branch reimbursed (a)	—	(1,300)	—
Acquisition of CNT from Beijing Holdings by issuance of 2,233,800 new shares at US$2.41 per share and 2,146,200 new shares at US$2.1 per share respectively (b)	—	79,928	—
Disposal of available-for-sale securities to Beijing Holdings (c)	—	2,167	—
Subscription proceeds receivable from China Biotech (d)	—	—	29,422

(a)	On March 31, 2005, BBHL entered into an agreement with BEDC, the sole shareholder of China Internet Technology Company Limited (“China Internet”), the then 17.21% shareholder of the Company, to sell its Zhuhai branch for a consideration of Rmb 1.3 million. The consideration was determined based on the operating cashflow generated by Zhuhai branch from May 1, 2002 to March 31, 2005, the period of which Zhuhai branch was managed and controlled by the Company. Upon disposal, the Company agreed to reimburse the same aggregated net operating cash outflows of Rmb1.3 million to the Zhuhai branch as part of the conditions of disposal. The consideration of the transaction is zero as the Company received Rmb1.3 million from BEDC and at the same time the Company transferred Rmb1.3 million to Zhuhai branch. The transaction was closed on March 31, 2005 and resulted in a disposal loss of Rmb0.51 million.

(b)	On September 13, 2005, the Company entered into agreements with Beijing Holdings, the then 47.18% shareholder of the Company, to (i) acquire a 51% equity interest in CNT in exchange for 2,233,800 shares of the Company and (ii) obtain an option to acquire the remaining 49% equity interest in CNT in exchange for 2,146,200 shares of the Company. Effective October 31, 2005, the acquisition of 51% of CNT was completed and effective December 22, 2005, the option was exercised and the remaining 49% equity interest in CNT was acquired by the Company.

(c)	On November 17, 2005, the Company entered into a sale and purchase agreement with Beijing Holding to dispose of all of the 6,312,000 shares invested in Xi’an Haitian Antenna Company Limited (“Xi’an Haitian”) for a cash consideration of Rmb2.17 million. These shares were previously held as available-for-sale securities by the Company and it represented approximately 0.975% of the outstanding shares of Xi’an Haitian. The sale consideration was determined by the quoted closing stock price of Xi’an Haitian at HK$0.33 per share at the date of the agreement. Xi’an Haitian is a company engaged in research, development, production, sales, installation, services and wireless communication network optimization of base station antennas and is also listed on the Growth Enterprise Market of the Hong Kong Stock Exchange. The shares were acquired upon the initial public offering (“IPO”) of Xi’an Haitian. Its stock price dropped continuously after the IPO due to poorer operating results as a result of the keen competition in the market. Beijing Holdings is also a passive investor of Xi’an Haitian who owns approximately 8% equity interest of Xi’an Haitian after its IPO. Beijing Holdings currently nominates one non-executive director to the board of Xi’an Haitian and does not currently participate in the management or operations of Xi’an Haitian.

(d)	On November 27, 2006, the Company entered into a subscription agreement with China Biotech Holdings Limited (“China Biotech”) to issue 1,500,000 new shares and 2,000,000 warrants at US$2.50 each and US$0.01 each respectively. The total consideration was Rmb 29.422 million. The transaction was completed on January 12, 2007 and the subscription proceeds were fully received by the Company simultaneously. Following the completion of the transaction, China Biotech became the single largest shareholder of the Company by owning 25.34% of the total outstanding shares of the Company.
As of December 31, 2005 and 2006, the balances with related parties were as follows:-

	December 31,
	2005	2006
	Rmb	Rmb
	(Amounts in thousands)	(Amounts in thousands)
Balances with related parties
Proceeds receivable from Beijing Holdings, a shareholder, in respect of sale of shares of Xi’an Haitian Antenna (e)	2,167	—
Proceeds receivable from Beijing Holdings, a shareholder, in respect of sale of product of Anji Bio (f)	18	—
Subscription proceeds receivable from China Biotech (g)	—	29,422
Funds held by China Biotech for potential acquisition of technology and business in China (g)	6,262	6,242
Due from China Biotech (h)	—	500

Due to BEDC, the holding company of a shareholder (i)	645	59
Due to China Biotech (j)	244	890
Note
(e)	On November 17, 2005, the Company entered into a sale and purchase agreement with Beijing Holding to dispose of all of the shares it held in Xi’an Haitian for cash consideration of Rmb2.17 million. The value of the consideration was determined by the quoted closing stock price of Xi’an Haitian at HK$0.33 per share at the date of the agreement.
(f)	Anji Bio sold their health product totaling Rmb 18 to Beijing Holdings. However, the full provision was made for our investment in Anji Bio in the fiscal year ended December 31, 2006, the amount was grouped into the net assets of discontinued operations.
(g)	China Biotech is the single largest shareholder of the Company since January 12, 2007. China Biotech has experience in the nutraceutical business in China. China Biotech’s experience includes making investments in companies and technologies involved in this industry. In view of China Biotech’s experience, the Company deposited Rmb 6.42 million with China Biotech for the purpose of making (with the assistance of China Biotech) potential acquisitions of technology and businesses in the nutraceutical industry in China. There was no agreement signed for the funds deposited with China Biotech and the Company can withdraw the funds without any restrictions.

(h)	The amount represented the loan repayment on behalf of China Biotech Holdings Ltd. By Zhejiang Innoessen.
(i)	The amount represented the contract sums received on behalf of BEDC by BHLHK in Hong Kong as the customer of BEDC paid in Hong Kong dollars whereas BEDC did not maintain a Hong Kong dollar bank account in Hong Kong.
(j)	The amount represented administrative expenses paid on behalf of CNT and Shenzhen Innoessen by China Biotech in China.
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
To the best of our knowledge, based upon reasonable investigation, there is no litigation pending or threatened against the Company (or any of its subsidiaries) which materially adversely will change the financial or other conditions of the Company.
B. Significant Changes.
Not Applicable
Item 9 The Offer and Listing.
A. Offer and listing details.
We have authorized capital of US$50,000,000 divided into 5,000,000,000 shares of par value US$0.01 per share. As of June 20, 2007, 14,146,497 shares are issued and fully paid.
The annual high and low market prices of our common stock for the five most recent full financial years are as set forth below:

NASDAQ Capital Market	Common Stock
(Year Ending)	High	Low
December 31, 2006	12.150	1.340

December 31, 2005	8.800	1.530

December 31, 2004	5.600	0.350

December 31, 2003	0.700	0.030

December 31, 2002	0.430	0.010
The high and low market prices of our common stock for each financial quarter over the two most recent full financial years are as set forth below:

NASDAQ Capital Market	Common Stock
(Quarter Ending)	High	Low
March 31, 2007	8.100	3.250

December 31, 2006	9.000	4.020

September 30, 2006	4.740	1.340

June 30, 2006	7.510	3.420

March 31, 2006	12.15	2.11

December 31, 2005	3.600	1.560

September 30, 2005	4.650	1.530

June 30, 2005	3.171	3.240

March 31, 2005	8.800	3.030
For the most recent six months, the high and low market prices of our common stock are as set forth below:

NASDAQ Capital Market	Common Stock
(Month Ending)	High	Low
May 31, 2007	3.790	2.710

April 30, 2007	4.490	3.470

March 31, 2007	5.130	3.250

February 28, 2007	6.850	3.250

January 31, 2007	8.100	6.920

December 31, 2006	8.450	7.330
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
D. Selling Shareholders.
Beijing Holdings Limited and China Internet Technology Company owned the common stock of the Company 7,072,882 shares, or 62.73% and 1,186,441 shares, or 10.52%, respectively. On January 12, 2007, Beijing Holdings Limited sold the majority of its common stock and China Internet Technology Company disposed its entire holding. Subsequent to the transaction, Beijing Holding became the second largest shareholder of the Company, owns the common stock of the Company, 2,009,323 shares, or 14.2%.
E. Dilution.
(a)	The Company had authorized the issuance, pursuant to the 1996 Stock Option Plan, 2000 Stock Option Plan and 2005 Stock Option Plan, of options to purchase respectively 200,000 shares, 400,000 shares and 1,000,000 shares, respectively, of Common Stock to the Company’s existing shareholders, employees, officers, directors and consultants.
(b)	Pursuant to a board resolution passed on December 28, 1999, options to purchase 140,000 shares of Common Stock were granted, for an exercise period of ten years, to certain directors and officers at an exercise price of US$1.15 per share.

(c)	Pursuant to a board resolution passed on September 20, 2005, options to purchase the remaining 60,000 shares of Common Stock under the 1996 Stock Option Plan were granted and pursuant to the same board resolution, options to purchase 370,000 shares of Common Stock were granted under the 2000 Stock Option Plan, for an exercise period of ten years, to a director at an exercise price of US$1.85 per share.
(d)	Pursuant to a board resolution passed on September 18, 2006, options to purchase 30,000 shares of Common Stock under the 2000 Stock Option Plan were granted. Pursuant to the same board resolution, options to purchase 1,000,000 shares of Common Stock were granted under the 2005 Stock Option Plan. All options granted by this resolution were granted to certain directors and officers, for an exercise period of ten years, at an exercise price of US$3.18 per share.
(e)	As at June 30, 2007, 90,000, 107,000 and 140,000 options granted under the 1996 Stock Option Plan, the 2000 Stock Option Plan and the 2005 Stock Option Plan, respectively were exercised.
(f)	The Company entered into an agreement dated July 12, 2005 with Ivory Capital Asia Pte, Ltd (the “Ivory Capital”) (filed as Exhibit 10.1 hereto) on an non-exclusive basis to raise at least US$20 million in new capital for the Company and its subsidiaries and to provide financial advisory services to the Company concerning the strategic development of the Company’s business for a period of six months, unless the extension was mutually agreed. Pursuant to the agreement, retainer fee of US$40,000 per month was payable 50% in cash and 50% in the Company’s shares at average price of last 30 days prior to date of the signing of the agreement. Besides, a success fee of 3% on the initial US$20 million of capital commitments received from investors and 4% on the amount of capital commitments in excess of US$20 million received from investors was payable in cash, if any. Accordingly, an aggregate of 34,488 shares of our Common Stock shall be issued to Ivory Capital as part of the retainer fee charged. Ivory Capital finally failed to raise any funds for the Company during the six month contract term and the services of Ivory Capital were terminated by the Company. The 34,488 shares of common stock were not issued to Ivory Capital. The Company, however, is currently under negotiation with Ivory Capital for the resumption of the contract at the same terms as previously signed as substantial pre-funding work has been done even though no funds were finally raised. As of date, no agreement, memorandum or letter of intent has been signed in respect of resuming the contract but a provision of the unpaid retainer fee was made in the financial statements for the fiscal year ended December 31, 2006.
F. Expenses of the issue.
Not Applicable.
Item 10 Additional Information.
A. Share capital.
Not Applicable.
B. Memorandum and articles of association.
The Memorandum and Articles of Association of our company as amended were included in the Proxy Statement dated November 28, 2006 filed at the Securities and Exchange Commission on December 22, 2006 in relation to the Annual Meeting of Shareholders of the Company.
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
Summary of Major Amendments in the Amended and Restated Memorandum and Articles of Association
The following is a general description of the principal changes, deletions, and additional requirements proposed for the Company’s Memorandum and Articles of Association and is qualified by and subject to the full text of the Amended and Restated Memorandum and Articles of Association:
Memorandum of Association
Registered Agent
The name of the registered agent has now been amended to reflect the current name of the registered agent.

Objects
The Memorandum of Association has been amended to provide an object which addresses the current scope and nature of the business activities of the Company.
Authorized Capital
The authorized share capital of the Company has been increased from US$25,000,000 to US$50,000,000 through amendment of the Memorandum of Association to provide for future allotments and issue of Shares in the capital of the Company.
The Company intends to actively explore potential business opportunities in its core business industries to maximize the return to its Shareholders. As such, the Company may from time to time require additional financing for acquisitions of assets or businesses. The Board of Directors believes that the proposed increase in the Company’s authorized Share capital should be reasonably sufficient to cover the financing needs of the Company in the near future in view of the current market situations baring unforeseen circumstances. With such an increase in authorized share capital, the Company would have the ability to issue additional shares for financing purposes on a timely basis.
Transfer of Shares
Under Clause 14 of the existing Memorandum of Association, and subject to the provisions of Regulation 39 of the Articles of Association, Shares may be transferred, subject to the prior or subsequent approval of the Company as evidenced by a resolution of the Shareholders. The Board of Directors believes that such requirement is burdensome and not appropriate in light of the Company’s status as a listed company on NASDAQ. To subject any transfer of Shares to either prior or subsequent approval of Shareholder would impose unnecessary burdens on the holders of the Shares and would affect the liquidity of the Shares of the Company. As such, the proposed amendments have deleted the requirement to subject any transfer of Shares in the Company to either prior or subsequent approval of the Company as evidenced by a resolution of the Shareholders from the Memorandum of Association. Under the proposed amendments, the Shares of the Company may be transferred without any approval from either the Board of Directors or Shareholders.
Amendment of the Memorandum and Articles of Association
Under the existing Memorandum of Association, the Company may amend its Memorandum and Articles of Association by a Special Resolution of the Shareholders.
The proposed amendment will lower the Shareholder approval threshold required for amending the Memorandum and Articles of Association from a super majority to a simple majority vote. The proposed amendment if approved, would allow the Company to make necessary changes in its constitutional documents to address the changing needs of the Company in a more efficient manner without unnecessary delay.
Articles of Association
Definitions
Definitions for “Board”, “Directors” and “NASDAQ” have been added, and the existing definition for “the Act” has been amended to extend reference to the BVI Business Companies Act 2004 to which the Company shall become subject on and after 1 January 2007.
Issuance and Disposal of Shares
Under the existing Articles of Association, the allotment, issuance or disposal of unissued Shares and treasury Shares of the Company, and the determination of what shall constitute appropriate consideration for the issue of Shares, are matters requiring approval by a Special Resolution of the Shareholders. These provisions are unusual for the articles of association of a public listed company. For public listed companies, decision-making authority regarding such matters is usually conferred on the board of directors, to ensure that the board has sufficient flexibility to finance the company’s operations and respond to market opportunities.
The proposed amendments of Regulations 11, 13, 14, 16 and 18 of the Articles of Association will provide the Board of Directors the authority and the flexibility to deal with matters involving the allotment, issue or disposal of unissued Shares and treasury Shares of the Company, and the determination of what shall constitute appropriate consideration for the issue of Shares in a timely manner by a resolution of directors rather than by a Special Resolution of the Shareholders. The Board of Directors will be able to issue new Shares provided that, for so long as our Shares are listed on NASDAQ or another national securities exchange, the Shareholders must approve any issuance of new Shares in excess of 20% of the Shares outstanding immediately prior to such issuance. This added flexibility will significantly improve the Company’s ability to act quickly in response to potential business opportunities. However, by granting the Board of Directors the power to issue and price the additional Shares, the Board of Directors will also have the power under the proposed amendments to dilute the shareholdings of the existing Shareholders without the need to obtain the approval from the Shareholders.

Transfer of Shares
Specific provision has now been made for a mechanism to deal with the transfer of uncertificated shares.
Reduction or Increase in Authorized Share Capital; Division or Combination of Shares
Under the existing Articles of Association, any proposal to increase or reduce authorized share capital of the Company; to divide or combine shares; and to increase capital through transfer of an amount from surplus to capital require the approval by a Special Resolution of the Shareholders.
The proposed amendments to Regulations 47, 48 and 49 would lower the approval requirement from a Special Resolution to an Ordinary Resolution of the Shareholders. In other words, a proposal to increase or reduce Authorized Share Capital, to combine or divide Shares or to increase capital of the Company by transferring an amount of surplus of the Company to capital will only require a simple majority vote of the Shareholders. The proposed amendments if approved, would allow the Company to increase or reduce its authorized Share capital in view of its changing financial needs in a more efficient manner.
Meetings
Under the existing Articles of Association, there is no clear requirement that the Company must hold at least one annual meeting of the Shareholders. Under Regulation 54, the Board of Directors is required to convene a Shareholders’ meeting upon receipt of the written request of Shareholders holding 10% or more of the outstanding voting Shares. In addition, Regulation 55 of the existing Articles of Association only requires the Board of Directors to give not less than 7 days notice to the Shareholders before holding a Shareholders’ meeting.
The proposed amendments to Regulation 53 add further clarity to the existing Articles of Association to clearly provide for the requirement for the Company to hold at least one annual meeting of the Shareholders to decide issues such as the election of the Board of Directors. In addition, Regulation 54 has been amended to raise the shareholding threshold required for demanding a Shareholders’ meeting from the current 10% to 20% or more of the outstanding voting shares of the Company. The required notice period for the meetings of the Shareholders in Regulation 55 has also been increased from 7 to 21 days to provide the Shareholders of the Company additional time to consider proposals submitted by the Board of Directors and to reflect market practice of a NASDAQ listed company. The quorum for an adjourned meeting of Shareholders of the Company (either in person or by proxy) shall not be less than 33.33 per cent of the votes of the Shares entitled to vote on the resolutions to be considered at the Shareholders’ meeting.
Matters requiring Special Resolution
Regulation 73 of the existing Articles of Association requires a Special Resolution of the Shareholders of the Company to approve the listing of the Company’s Shares other than for quotation on NASDAQ or a stock exchange in the US; any acquisition of assets which is outside the ordinary course of business of the Company or its subsidiaries or any acquisition, merger, consolidation or business combination that affects the Company or its subsidiaries; any substantial changes in the primary businesses of the Company or its subsidiaries; and any liquidation, dissolution, winding up, bankruptcy insolvency, recapitalization of the Company or its subsidiaries, or the sale of assets or other disposition of substantial part of the assets of the Company and its subsidiaries.
The Board of Directors believes that provisions under existing Regulation 73 are unusually restrictive for the articles of association of a public listed company and may unnecessarily hinder the development of the Company and the Board of Directors’ ability to take advantage of emerging opportunities.
The Amended and Restated Articles of Association proposes to delete Regulation 73 in its entirety. The result of the deletion of Regulation 73 is that some of these actions, such as the listing of Shares, the acquisition of assets outside the ordinary course of business of the Company or its subsidiaries, substantial change in the primary businesses of the Company or its subsidiaries, will be subject to a resolution of the Board of Directors instead of a Special Resolution of the Shareholders. The merger, consolidation or other business combination affecting the Company or its subsidiaries, will be subject to an Ordinary Resolution instead of a Special Resolution of the Shareholders. The liquidation, dissolution, bankruptcy of the Company or its subsidiaries, disposition of more than 50% of the assets of the Company and its subsidiaries will also be subject to approval by an Ordinary Resolution instead of a Special Resolution of the Shareholders.
In addition to the deletion of Regulation 73, we also propose to make other amendments to the Articles of Association which will eliminate or lower the approval requirements in respect of certain other matters. The transfers of Shares for example, will no longer require any approval provided that the transfers of Shares comply with other relevant procedural requirements set out in the proposed Amended and Restated Memorandum and Articles of Association. The issuance of Shares up to 20% of the total Shares outstanding immediately prior to such issuance and the disposal of Shares will be subject to a resolution of the Board of Directors instead of a Special Resolution of the Shareholders for so long as our Shares are listed on NASDAQ or another national securities exchange. The issuance of new Shares in excess of 20% of the Shares outstanding immediately prior to such issuance will still require the approval of the Shareholders by an Ordinary Resolution. Other actions, such as the combination or division of Shares, increase and reduction of the Company’s capital will be subject to approval by an Ordinary Resolution instead of a Special Resolution of the Shareholders. We believe that these amendments are consistent with our status as a public listed company and market practice.

Classification and Rotation of Directors
The proposed changes to the Articles of Association now make provision for directors to retire from office on a rotational basis at least once every three years.
Under the existing Articles of Association, the entire Board of Directors is treated as one class and is elected at the annual meeting of the Shareholders and will serve until the next annual meeting of the Shareholders. The proposed amendments as set out in Regulations 83A, 83B and 83C provide for the classification of the directors into three classes. One-third of the directors shall retire at each annual meeting of the Shareholders. The retiring directors shall be eligible for re-election. The mandatory retirement requirement of approximately one-third of the Board of Directors will not affect the power of the Shareholders to elect the directors of the Board. The Board of Directors believes that the proposed amendments will ensure there is a high degree of continuity in the composition of the Board which will enhance the operation efficiency of the Board of Directors.
Proceedings of Directors
Under Regulation 53 of the existing Articles of Association, the Company only needs to provide the directors not less than 3 days advance notice before holding a Board of Directors meeting.
The proposed amendment to Regulation 53 has increased the notice period from 3 to 7 days. The proposed amendment improves corporate governance by ensuring proper notice is given to directors for any board meeting to be held so that the directors may have sufficient time to consider and evaluate the matters to be discussed during the board meeting.
Nominating Committee, Compensation Committee and Audit Committee
The Amended and Restated Articles of Association proposes to add Regulations 106A to C, 106D to F and 134A to C to clearly provide for establishment and maintenance of committees of the Board of Directors, including audit committee, nominating committee and compensation committee, that meet all relevant standards of independence, including those of the United States Securities and Exchange Commission and NASDAQ listing standards, for so long as our Shares are listed on NASDAQ or another national securities exchange. Although we currently have established audit, nominating and compensation committees, the existing Articles of Association have no specific requirements. This amendment will bring our Articles of Association in line with our current practice.
Accounts and Audit
The Amended and Restated Articles of Association proposes to add Regulations 126A – B to impose specific requirements requiring us to hold an annual general meeting of shareholders, to prepare financial statements in accordance with generally accepted accounting principles in the United States (“US GAAP”) and to have such financial statements audited by independent auditors. Although we currently hold an annual general meeting of shareholders, prepare financial statements in accordance with US GAAP and have such financial statements audited by independent auditors, the existing Articles of Association have no specific requirements. This amendment will bring our Articles of Association in line with our current practice.
The proposed amendments if approved, will impose a greater degree of responsibilities on the Board of Directors by requiring the directors to cause to be prepared annual financial statements in a way that will giving a true and fair view of the results, financial condition, cash flows of the Company as well as changes in shareholders’ equity as of and for the period ended on the balance sheet date. The directors will have the responsibility to ensure that the financial statements of the Company are fairly presented in accordance with generally accepted accounting principles in the United States in effect from time to time for so long as the Shares of the Company are listed on NASDAQ or another national securities exchange. The proposed amendments will also require that the annual financial statements prepared by the Company be audited by independent auditors who shall comply with standards of independence established by the SEC and the Public Company Accounting Oversight Board.
In summary, the Board of Directors believe that the proposed amendments, if approved, will bring the Memorandum and the Articles of Association of the Company into line with that of the other listed companies and in full compliance with the relevant SEC rules and NASDAQ requirements through the strengthening and enhancement of the Company’s corporate governance and internal control procedures, including internal control over financial reporting.
As such, on November 27, 2006, the Board of Directors adopted a resolution by unanimous written consent approving a proposal for the Company to adopt the Amended and Restated Memorandum and Articles of Association containing changes outlined above. The approval of the Amended and Restated Memorandum and Articles of Association requires the approval of Shareholders by a Special Resolution and the Amended and Restated Memorandum and Articles of Association incorporating the proposed amendments are set forth in Annex 6 and 6.1, respectively. The Board of Directors has determined that the adoption of the Amended and Restated Memorandum and Articles of Association is advisable and has directed that the proposal for adoption be considered at the Annual Meeting.
C. Material contracts.
On February 2, 2006 BBHL had entered into a supply contract for a term of two years with the Legendsec Ltd. at exactly the same terms of that of the Legend Group. Legendsec was a new company formed in 2004 by a group of experienced salesmen left the Legend Group after the restructuring of the Legend Group in 2004.

On November 27, 2006, the Company entered into subscription agreements with each of China Biotech Holdings Limited, Eastern Ceremony Group Limited and Harvest Smart Overseas Limited (collectively the “Subscribers”) for the allotment and issuance of 2,500,000 new subscription shares and 3,000,000 warrant shares of the Company by the subscribers. Pursuant to the subscription agreements, the Company issued and sold 1,500,000, 500,000, and 500,000 subscription shares for cash consideration of US$ 2.50 per share to China Biotech Holdings Limited, Eastern Ceremony Group Limited and Harvest Smart Overseas Limited respectively. In addition, China Biotech Holdings Limited, Eastern Ceremony Group Limited and Harvest Smart Overseas Limited subscribed for warrants to purchase shares in the amounts of 2,000,000, 500,000 and 500,000 warrant shares with a warrant premium of US$0.01 per warrant share respectively, issuable upon the exercise of the warrants at an exercise price of US$5.00 per share.
On December 15, 2006, the Company entered into an investment agreement with China Merchants Zhangzhou Development Zone for the establishment of China Merchants Zhangzhou Development Zone Innoessen Biotech Co., Ltd (the “Zhangzhou Innoessen”). The newly established subsidiary of the Company will primarily focus on green industry.
On April 12, 2007, the Company entered into subscription agreements with Xinhua Gold Net International Co., Ltd., Smartweed Investments Limited and Max Winner Investments Limited in relation to the issuance and purchase of 1,500,000 new common Shares (“Subscription Shares”) for cash consideration of US$4.00 per share. Subject to the terms and conditions of the Subscription Agreements, Xinhua Gold Net International Co., Ltd., Smartweed Investments Limited and Max Winner Investments Limited will subscribe and purchase 1,250,000, 150,000 and 100,000 Subscription Shares from the Company respectively. In addition, Max Winner Investments Limited will subscribe for warrants to purchase shares in an amount of 1,250,000 Warrant Shares, issuable upon the exercise of the Warrants at an exercise price of US$8.00 per share from the Company. The subscription premium for the Warrants is US$0.01 per warrant.
On April 27, 2007, the Company entered into a sale and purchase agreement with Win Horse Investments Limited in relation to the disposal of China Natures Technology Inc., including its subsidiary Zhejiang University (Hangzhou) Innoessen Bio-technology Inc. Pursuant to the agreement, the Company will sell its owned shares in China Natures Technology Inc. to Win Horse Investments Limited for a cash consideration of HK$10million
D. Exchange controls.
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
E. Taxation.
The following discussion is a summary of certain anticipated British Virgin Islands, Cayman Islands, Hong Kong and PRC tax consequences of an investment in the Common Stock and warrants. The discussion does not deal with all possible tax consequences relating to an investment in the Common Stock and warrants and does not purport to deal with the tax consequences applicable to all categories of investors, some of which (such as dealers in securities, insurance companies and tax-exempt entities) may be subject to special rules. In particular, the discussion does not address the tax consequences under state, local and other national (e.g., United States, non-British Virgin Island and non-Hong Kong) tax laws. Accordingly, each prospective investor should consult its own tax advisor regarding the particular tax consequences to it of an investment in the Common Stock and warrants. The following discussion is based upon laws and relevant interpretations there of in effect as of the date of this Annual Report, all of which are subject to change.
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
United States Federal Income Taxation
U.S. Holders
This summary describes certain material U.S. federal income tax consequences for a U.S. Holder (as defined below) of acquiring, owning and disposing of the ADSs or ordinary shares. This summary applies only to U.S. Holder that will hold the ADSs or ordinary shares as capital assets for tax purposes. This summary does not apply to U.S. Holder subject to special rules, such as:
-a dealer in securities or currencies;
-a trader in securities that elects to use a market-to-market method of accounting for securities holdings;
-a bank;
-a life-insurance company;
-a tax-exempt organization
-a person that holds ADSs or ordinary shares as part of a hedge, straddle or conversion transaction for tax purposes;
-a person whose functional currency for tax purposes is not the U.S. dollar; or
-a person that owns or is deemed to own 10% or more of any class of our stock.
This summary is based on the United States Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. Accordingly, holders and prospective purchasers should consult their own tax advisers concerning the U.S. federal, state, local and other national tax consequences of purchasing, owning and disposing of ADSs or ordinary shares in light of their particular circumstances.
For purposes of this summary, a “U.S. Holder” is a beneficial owner of an ordinary share or ADS that is:
-a citizen or resident of the United States;
-a U.S. domestic corporation; or
otherwise subject to U.S. federal income tax on a net income basis with respect to income from the ordinary shares or ADSs.
For U.S. tax consequences to a holder that is not a U.S. person for U.S. federal income tax purposes (a “non-U.S. Holder”), see the discussion below under “-Non-U.S. Holders.”

Holders of ADSs will be treated for U.S. federal income tax purposes as holding the ordinary shares represented by the ADSs. No gain or loss will be recognized upon the exchange of ordinary shares for ADSs or an exchange of ADS for ordinary shares. References below to ordinary shares should be understood to refer as appropriate to ordinary shares that are held directly, as well as those ordinary shares the ownership of which is represented by ADSs.
Distributions
Distributions paid with respect to the ordinary shares to the extent of our current and accumulated earnings and profits as determined under U.S. federal income tax principles (“Taxable Dividends”) will be taxed as ordinary income at the time of the receipt of such amounts by the U.S. Holder. Taxable Dividends will be foreign source income and will not be eligible for the dividends-received deduction available to domestic corporations. To the extent amounts paid as distributions on ordinary shares exceed our current and accumulated earnings and profits, these amounts will not be Taxable Dividends but instead will be treated first as a tax-free return of capital reducing the U.S. Holder’s basis in the ordinary shares until such basis is reduced to zero, and then as gain from the sale of the U.S. holder’s ordinary shares. This reduction in a U.S. Holder’s basis in the ordinary shares would increase any capital gain, or reduce any capital loss, realized by the U.S. Holder upon the subsequent sale, redemption or other taxable disposition of the ordinary shares.
For taxable years beginning after December 31, 2002 and before January 1, 2011(provided that certain holding period requirements are met and subject to other conditions an limitations), dividends received by U.S. Holders that are individuals generally will be taxed at the preferential tax rates applicable to long-term capital gains. However, these lower rates will not apply to a Taxable Dividend is paid, or were a PFIC in our preceding taxable year. Based on our audited accounts and relevant market and shareholder data, we believe that we were not a PFIC for U.S. federal income tax purposes with respect to our 2005 taxable year. In addition, based on our audited accounts and current expectations regarding the value and nature of our assets, the nature of our income, and relevant market data, we do not anticipate becoming a PFIC for our 2006 taxable year, although we can provide no assurances in this regard. You should consult your own tax advisor regarding the availability of the reduced dividend rate in light of your own particular circumstances.
Taxable Dispositions
Upon a sale, exchange, or other taxable disposition of ordinary shares, an U.S. Holder will generally recognize gain or loss for federal income tax purposes in an amount equal to the difference between (1) the sum of the amount of cash and the fair market value of any property received and (2) the U.S. Holder’s tax basis in the ordinary shares that are disposed of. Such gain or loss generally will be long-term capital gain or loss if the U.S. Holder has held the ordinary shares for more than one year. Net long-term capital gain recognized by an individual U.S. Holder is generally subject to taxation at lower rates that short-term capital gain or ordinary income. The deductibility of capital losses is subject to limitations. Any gain generally will be treated as U.S. source income.
Non-U.S. Holders
Any dividends received on ordinary shares and any gain realized on sale or exchange of ordinary shares by a non-U.S. Holder generally will be exempt from U.S. federal income tax, including withholding tax. However, to receive this exemption a non-U.S. Holder may be required to satisfy certain certification requirements of the Internal Revenue Service to establish that it is not a U.S. person. See”-Information Reporting and Backup Withholding “below.
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
We will furnish our shareholders with annual reports and all required interim reports, which will include a review of operations and consolidated financial statements (unaudited for interim report and audited for annual report) prepared in conformity with U.S. GAAP.
Documents concerning the Company that are referred to in this document may also be inspected at our office, which is Unit 1712-13, Tower 1, Admiralty Centre, No. 18 Harcourt Road, Hong Kong.
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
We conduct substantially all of our operations through our Chinese operating companies, and their financial performance and position are measured in terms of Renminbi. Any devaluation of the Rmb against the United States dollar would consequently have an adverse effect on our financial performance and asset values when measured in terms of United States dollar. Our solutions are primarily procured, sold and delivered in China for Renminbi. The majority of our revenues are denominated in Renminbi. Should the Renminbi devalue against United States dollar, such devaluation could have a material adverse effect on our profits and the foreign currency equivalent of such profits repatriated by the Chinese entities to us. In addition, from time to time we may have United States dollar denominated borrowings, and therefore a decoupling of the Reminbi may affect our financial performance in the future.
Interest rate risk
We are exposed to interest rate risk arising from having short-term variable rate borrowings from time to time. Our future interest expense would fluctuate in line with any change in our borrowing rates. We do not have any derivative financial instruments and believe our exposure to interest rate risk and other relevant market risks is not material.
Inflation
In recent years, China has not experienced significant inflation, and thus inflation has not had a material impact on our results of operations in recent years. According to the National Bureau of Statistics of China, the change in Consumer Price Index in China was — 1.2%, 3.9% and 1.8% in 2003, 2004 and 2005, respectively.
Item 12 Description of Securities Other than Equity Securities.
Not Applicable.

PART II
Item 13 Default, Dividend Arrearages and Delinquencies.
None.
Item 14 Material Modifications to the Rights of Security Holders and Use of Proceeds.
Not applicable.
Item 15 Controls and Procedures
As required by Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, our company’s management, including our chief executive officer and our chief financial officer, is responsible for establishing and maintaining effective disclosure controls and procedures, as defined under Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934. As of December 31, 2006, an evaluation was performed under the supervision and with the participation of management, including our chief executive officer and our chief financial officer, on the effectiveness of our company’s disclosure controls and procedures. Based on that evaluation, our chief executive officers and our chief financial officer concluded that our company’s disclosure controls and procedures as of December 31, 2006 were not effective because management has identified certain internal control deficiencies in our internal control over financial reporting that they considered as material weaknesses in our internal control over financial reporting.
The internal control deficiencies that were identified as material weaknesses include: (1) ineffective oversight of the financial reporting systems and inability to assess the risk in relation to internal controls over the financial reporting, (2) insufficient communications between management, board of directors and audit committee, and (3) insufficient controls over the employment process.
Our management, including our chief executive officer and our chief financial officer, acknowledged that our company’s internal controls suffered from the internal control deficiencies identified. Our management anticipates remedying these deficiencies to our company’s internal controls and has planned to implement a series of remedial measures, including, among other things (1) establishment of a financial reporting structure, a reporting package, and the establishment of policies and procedures to strengthen the internal controls over financial reporting, (2) improvement of communication between management, the board of directors and its audit committee, (3) provision of employment contracts and, the employee handbook to our staff which can effectively govern our employees.
Remedies committed to last year include (1) the establishment of policies and procedures dealing with controls over subsidiaries, (2) recruitment of additional qualified in-house accountants as well as the reassessment of our existing finance and accounting policies, and (3) implementation of effective policies and procedures in our information technology environment, with particular focus on the segregation of duties in our financial accounting system. Our management anticipates remedying of these deficiencies in 2007.
Our management believes that none of these internal controls deficiencies has had a material effect on our financial condition or results of operations or caused our financial statements as of and for the year ended December 31, 2006 to contain a material misstatement.
Section 404 of the Sarbanes-Oxley Act of 2002 will require us to include a management’s internal control report with our Annual Report on Form 20-F for the fiscal year ending December 31, 2008. The Company will start the exercise of evaluating, designing and implementing processes to improve our internal controls to comply with the requirements of the Sarbanes-Oxley Act of 2002 soon. The exercise will be supervised and with the participation of our management, including our chief executive officer and our chief financial officer. We are currently still reviewing our efforts to improve our internal controls and may in the future identify additional deficiencies to our internal controls. Should we discover any additional deficiencies, we will take appropriate measures to correct or improve our internal controls. See “Item 3 Key Information-Section (d)(4)-our stock may cease trading if we fail to comply with requirements under Section 404 of the Sarbanes-Oxley Act of 2002.
Item 16A Audit Committee Financial Expert
The Board has nominated Mr. Loong Cheong Chang, Mr. Yu Keung Poon and Mr. Yezhong Ni, independent directors, as members of the Audit Committee, and Mr. Yu Keung Poon as the financial expert as defined under the applicable rules of the SEC issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002.
Item 16B. Code of Ethics
The Code of Ethics for the members of the Company’s Board of Directors and Officers was approved by the Board of Directors on April 28, 2005 and is filed as Exhibit 14.1 hereto.
Item 16C. Principal Accountant Fees and Services
Audit Fees

The audit fees billed by Friedman LLP, our independent registered public accounting firm for the fiscal year ended December 31, 2006 amounted to Rmb1.34 million. The audit fees billed by PricewaterhouseCoopers LLP (“PricewaterhouseCoopers”), our former independent registered public accounting firm for the fiscal years ended December 31, 2005 and 2004, amounted to Rmb2.49 million and Rmb 0.61 million, respectively.
Audit-Related Fees
No other audit-related fees were paid by us for the fiscal years ended December 31, 2005 and 2004 to PricewaterhouseCoopers and other professional accounting firms. For the fiscal year ended December 31, 2006, Rmb0.1 million was paid to PricewaterhouseCoopers for the issuance of their consent letter to include their audit report in our audited financial statements for the fiscal years ended December 31, 2004 and 2005.
Tax Fees
Taxation review services performed by PricewaterhouseCoopers were included as part of their audit fees for the fiscal years ended December 31, 2005 and 2004 and thus no separate bills were issued to us. For statutory tax filings of BHLHK requested by the applicable regulations in Hong Kong for the fiscal years ended December 31, 2005 and 2004, it was performed by S L Lee & Lau. S L Lee & Lau charged a fee of Rmb 3,000 for the 2004 filing and fee of 2005 was not yet agreed up to the date of this report
All Other Fees
Other than audit fees, a fee of Rmb 23,600 was also charged by PricewatehouseCoopers, at the request of the Company, for issuance of a letter of consent to include its audit report dated June 30, 2005 with the Company’s Registration Statement on Form S-8 filed on August 11, 2006. PricewaterhouseCoopers did not provide any products or render any professional services, other than those disclosed above during either of the fiscal years ended December 31, 2006 or December 31, 2005.
Policy on Pre-Approval of Audit and Permissible Non-Audit Services of Independent Auditors
The policy of our directors who perform the functions customarily performed by an audit committee is to pre-approve all audit and permissible non-audit services provided by the independent auditors. These services may include audit services and other services.
Audit of Financial Statements
Friedman LLP is our principal independent registered public accounting firm. PricewaterhouseCoopers was our former independent registered public accounting firm.
Item 16D. Exemptions from the Listing Standards for Audit Committee.
Not applicable
Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers.
Not Applicable.
Item 17 Financial Statements.
The Company has elected to provide Financial Statements pursuant to Item 18 (see below).
Item 18 Financial Statements.
The following documents are filed as Attachment A hereto and are included as part of this Annual report on Form 20-F.
Financial Statements.
Report of Independent Registered Public Accounting Firm.
Consolidated Statements of Operations for each of the three years ended December 31, 2004, 2005 and 2006.
Consolidated Balance Sheets as of December 31, 2005 and 2006.
Consolidated Statements of Cash Flows for each of the three years ended December 31, 2004, 2005 and 2006.
Consolidated Statements of Changes in Shareholders’ Equity for each of the three years ended December 31, 2004, 2005 and 2006.
Notes to Consolidated Financial Statements.

Item 19 Exhibits.
3.1 Amended Memorandum and Articles of Association of China Technology Development Group Corporation.
10.1 New shares subscription agreements with China Biotech Holdings Limited, Eastern Ceremony Group Limited and Harvest Smart Overseas Limited
10.2 Investment agreement with China Merchants Zhangzhou Development Zone for the establishment of China Merchants Zhangzhou Development Zone Innoessen Biotech Co., Ltd (translated version)
10.3 New shares subscription agreements with Xinhua Gold Net International Co., Ltd., Smartweed Investments Limited and Max Winner Investments Limited
10.4 Purchase agreement with Win Horse Investments Limited in relation to the disposal of China Natures Technology Inc (translated version)
10.5 Framwork Agreement with Legendsec (Beijing) Limited dated February 10, 2006 (translated version)
14.1 Code of Ethics.
21.1 List of the company’s significant subsidiaries, their jurisdiction of incorporation and the names under which they operate business, if different from their name.
31.1 Certification of Chief Executive Officer required by Section 302 of the Sarbanes-Oxley Act of 2002 (by Alan Li)
31.2 Certification of Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002.
32.1 Certification of Chief Executive Officer and Chief Financial Officer required by Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION

Date: June 28, 2007	/s/ Kang Li Name: Kang Li
Title: Acting Chief Financial Officer and Secretary

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Report of Independent Registered Public Accounting Firm as of December 31, 2006 and for the year then ended	F — 1

Report of Independent Registered Public Accounting Firm as of December 31, 2005 and for each of the two years ended December 31, 2004 and 2005	F — 2

Consolidated Statements of Operations for each of the three years ended December 31, 2004, 2005 and 2006	F —3

Consolidated Balance Sheets as of December 31, 2005 and 2006	F — 4

Consolidated Statements of Cash Flows for each of the three years ended December 31, 2004, 2005 and 2006	F — 5

Consolidated Statements of Changes in Shareholders’ Equity for each of the three years ended December 31, 2004, 2005 and 2006	F — 8

Notes to Consolidated Financial Statements	F — 9

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of
China Technology Development Group Corporation
We have audited the accompanying consolidated balance sheet of China Technology Development Group Corporation and its subsidiaries (“the Company”) as of December 31, 2006, and the related consolidated statements of operations, cash flows and changes in shareholders’ equity for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.
We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes accessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Technology Development Group Corporation and its subsidiaries as of December 31, 2006, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.
/s/ Friedman LLP
New York, New York
May 28, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and Board of Directors of
China Technology Development Group Corporation
We have audited the accompanying consolidated balance sheet of China Technology Development Group Corporation and its subsidiaries (the “Group”) as of December31, 2005 and the related consolidated statements of operations, cash flows and changes in shareholders’ equity for each of the two years in the period ended December 31, 2005. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating to overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Technology Development Group Corporation and its subsidiaries at December 31, 2005, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United State of America.
/s/ PricewaterhouseCoopers
HONG KONG
Hong Kong, September 19, 2006

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts expressed in thousands except for per share data)
For the years ended December 31, 2004, 2005 and 2006

			*
	Notes	2004	2005	2006	2006

		Rmb	Rmb	Rmb	USD
Continuing operations:
Revenues	22	2,720	6,488	9,343	1,172
Cost of sales		(1,394)	(2,507)	(4,288)	(538)

Gross profit		1,326	3,981	5,055	634

Selling, general and adminstrative expenses		(7,768)	(21,686)	(43,508)	(5,457)
Impairment of goodwill		(4,337)	—	(69,526)	(8,720)
Provision for doubtful accounts		—	(128)	(892)	(112)

Operating loss	22	(10,779)	(17,833)	(108,871)	(13,655)

Interest income		243	302	214	27
Finance costs		—	(11)	(89)	(11)
Non-operating income	4	167	276	58	7
Non-operating expenses	5	—	(2,628)	(3,526)	(442)

Loss before income tax provision		(10,369)	(19,894)	(112,214)	(14,074)

Income tax provision	6	—	(9)	(15)	(2)

Loss from continuing operations before minority interests		(10,369)	(19,903)	(112,229)	(14,076)

Minority interest-continuing operations		—	712	5,515	692

Loss from continuing operations		(10,369)	(19,191)	(106,714)	(13,384)

Discontinued operations:	7
Income/(loss) from discontinued operations before income taxes		254	(341)	(7,872)	(987)

Net loss for the year		(10,115)	(19,532)	(114,586)	(14,371)

Loss per share	17
-Basic and dilutive		(1.47)	(2.67)	(10.13)	(1.27)

Loss per share from continuing operations
-Basic and dilutive		(1.51)	(2.63)	(9.43)	(1.18)

Income/ (loss) per share from discontinued operations
-Basic and dilutive		0.04	(0.04)	(0.70)	(0.09)

Weighted average common shares	17
-Basic and dilutive		6,894	7,327	11,312	11,312

*	Certain revenues and expenses were reclassified to discontinued operations for comparative purpose (see Note 7).
The accompanying notes are an integral part of these consolidated financial statements.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
CONSOLIDATED BALANCE SHEETS
(Amounts expressed in thousands except share and per share data)
at December 31, 2005 and 2006

	Notes	2005	2006	2006

		Rmb	Rmb	USD
ASSETS
CURRENT ASSETS
Cash and cash equivalents		18,324	3,475	445
Short-term investments-security trust account		109	19,867	2,546
Available-for-sale securities		366	165	21
Trade accounts receivable, net		791	1,457	187
Inventories		2,586	1,507	193
Value added tax and business tax recoverable		—	137	18
Due from related parties	18	8,447	36,164	4,634
Other assets	8	1,462	1,273	163

TOTAL CURRENT ASSETS		32,085	64,045	8,207

Prepaid expense for rental of land	9	528	—	—
Property, plant and equipment, net	10	9,169	706	90
Goodwill	12	69,526	—	—
Other intangible asset	11	6,541	—	—

TOTAL ASSETS		117,849	64,751	8,297

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Trade accounts payable		572	885	113
Accrued professional fees		3,869	5,607	718
Income taxes payable		245	236	30
Value added tax and business tax payable		41	—	—
Deferred government grants	13	230	—	—
Due to a related party	18	889	949	122
Short term borrowings	14	3,569	—	—
Deferred tax liabilities		492	492	63
Other liablities and accrued expenses	15	3,719	5,942	762

TOTAL CURRENT LIABILITIES		13,626	14,111	1,808

Contingencies and commitments	21

Minority interests		5,515	—	—

SHAREHOLDERS’ EQUITY
Common stock, (US$0.01 par value; 2,500,000,000 shares in 2005 and 5,000,000,000 authorised in 2006; shares issued and outstanding 11,274,497 in 2005 and 13,809,497 in 2006)	20	910	1,078	138
Additional paid-in capital		269,924	335,692	41,827
Accumulated deficit		(171,176)	(285,762)	(35,582)
Accumulated other comprehensive income/ (loss)		(950)	(368)	106

TOTAL SHAREHOLDERS’ EQUITY		98,708	50,640	6,489

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		117,849	64,751	8,297

The accompanying notes are an integral part of these consolidated financial statements.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts expressed in thousands)
For the years ended December 31, 2004, 2005 and 2006

	2004	2005	2006	2,006

	Rmb	Rmb	Rmb	US$
Cash flows from operating activities
Net loss	(10,115)	(19,532)	(114,586)	(14,371)
Adjustments to reconcile net loss to net cash used in operating activities
Minority interests in loss of consolidated subsidiaries	—	(712)	(5,515)	(692)
Amortization of intangible asset, goodwill and software development costs	—	692	6,209	779
Stock-based compensation	—	3,176	16,431	2,061
Impairment of goodwill	4,748	—	69,526	8,720
Amortization of long-term prepayment for rental of land	—	2	—	—
Depreciation	76	376	693	87
Dividend income	(67)	(115)	(4)	(1)
Profit on disposal of property, plant and equipment	—	(1)	(4)	(1)
Impairment of property, plant and equipment	—	—	2,989	375
(Gain)/loss on disposal of available-for-sale securities	(100)	2,596	488	61
Loss on disposal of discontinued operations	—	509	7,872	987
Provision for doubtful accounts	—	128	892	112
Changes in assets and liabilities:
(Increase)/decrease in trade accounts receivable	1,595	321	(1,004)	(129)
(Increase)/decrease in inventories	(485)	79	(444)	(57)
(Increase)/decrease in due from related parties and other assets	228	(7,621)	1,423	182
Increase/(decrease) in trade accounts payable, amount due to a related party and other current liabilities	1,110	1,904	5,016	643
Increase/(decrease) in income taxes payable	—	(4)	(9)	(1)
(Increase)/decrease in income tax recoverable	—	35	(174)	(22)

Net cash used in operating activities	(3,010)	(18,167)	(10,201)	(1,267)

Cash flows from investing activities
Security trust account	4,393	6,763	(181)	(23)
Dividend income	67	115	4	1
Decrease in funds held by related parties for security investment purposes	1,097	10,081	—	—
Acquisition of subsidiaries, net of cash acquired (Note (a))	—	(35)	—	—
Net cash and cash equivalents disposed of upon disposal of discontinued operations (Notes (b) and (c))	—	(350)	(3,550)	(455)
Proceeds from disposal of available-for-sale securities	4,788	12,511	276	35
Purchase of available-for-sales securities	(9,443)	—	—	—
Purchases of property, plant and equipment	(37)	(879)	(1,126)	(141)
Proceeds from disposal of property, plant and equipment	—	1	5	1

Net cash provided by (used in) investing activites	865	28,207	(4,572)	(582)

Cash flows from financing activities
Proceeds from exercise of stock option	—	—	505	65
Write-off the loan to Jian ‘ou (Note (d))			(600)	(77)
Proceeds from short-term borrowings	—	3,500	—	—
Repayments of short-term borrowings	—	(10)	—	—

Net cash provided by financing activities	—	3,490	(95)	(12)

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
(Amount expressed in thousands)
For the years ended December 31, 2004, 2005 and 2006

	2004	2005	2006	2,006

	Rmb	Rmb	Rmb	US$
Effect of exchange rate changes on cash and cash equivalents	—	(461)	19	35

Net increase/ (decrease) in cash and cash equivalents	(2,145)	13,069	(14,849)	(1,826)

Cash and cash equivalents at beginning of year	7,400	5,255	18,324	2,271

Cash and cash equivalents at end of year	5,255	18,324	3,475	445

Supplemental disclosure of cash flow information
Income taxes paid	—	—	—	—

Interest paid	—	11	—	—

Supplemental disclosure non-cash financing activities
Issue of new shares for business combination in 2005, and for financing activities in 2006	—	79,928	48,766	6,250

Issue of warrants for financing activities in 2006	—	—	234	30

Stock options granted (Note 16)	—	3,176	16,431	2,061

Note(a) purchase of China Nature Technology Inc. (Note 3)

2005
Rmb
Net assets acquired (excluding cash & cash equivalents):
Trade accounts receivable, net	108
Inventories	1,473
Due from related parties	21
Income tax recoverable	35
Other assets	1,638
Long-term prepayment for rental of land	530
Property, plant and equipment, net	8,617
Intangible asset	6,891
Goodwill	38,457
Trade accounts payable	(271)
Deferred government grants	(273)
Due to a related party	(204)
Short term borrowings	(79)
Deferred tax liabilities	(251)
Other liabilities and accrued expenses	(913)
Minority interests	(11,804)

43,975

Discharged by:
Issuance of shares at fair value	43,523
Capitalized expenses directly incurred in acquisition o CNT*	936
Less: Cash and cash equivalents acquired from CNT	(484)

Total net consideration	43,975

*	Out of the capitalized acquisition expenses, an aggregate of Rmb 417 was still unpaid as of December 31, 2005.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
(Amounts expressed in thousands, unless otherwise stated)
Note(b) Disposal of discontinued operations — Zhuhai (Note 7)

2005
Rmb
Net assets disposed of (excluding cash & cash equivalents):
Trade accounts receivable, net	56
Other assets	18
Goodwill	999
Income tax payables	(753)
Other liabilities and accrued expenses	(161)

Loss on disposal of discontinued operations	159
(509)

(350)

Discharged by:
Cash and cash equivalents disposed	(350)

Note(c) Disposal of discontinued operations — Anji Bio (Note 7)

2006
Rmb
Net assets disposed of (excluding cash and cash equivalents):
Trade accounts receivable, net	338
Inventories	1,523
Due from related parties	18
Prepaid expenses and other assets	162
Property, plant & equipment, net	6,434
Intangible asset	332
Trade accounts payable	(301)
Income tax payables	(4)
Short term borrowing	(3,569)
Other liabilities and accrued expenses	(611)

4,322
Loss on disposal of discontinued operations	(7,872)

(3,550)

Discharged by:
Cash and cash equivalents	3,550

Note(d) Write- off the loan to Jian’ou (Note 1)

Rmb
Provision for loan to Jian ’ou	600

The accompanying notes are an integral part of these consolidated financial statements.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Amounts in thousands)
For the years ended December 31, 2004, 2005 and 2006

					Accumulated
			Additional		other	Total
	Common Stock		Paid in	Accumulated	comprehensive	shareholders’
	Shares	Amount	Capital	Deficit	income/ (loss)	equity

		Rmb	Rmb	Rmb	Rmb	Rmb
Balance at December 31, 2003	6,894,497	571	187,159	(141,529)	(10)	46,191
Net loss	—	—	—	(10,115)	—	(10,115)
Net unrealized loss on available-for- sale securities	—	—	—	—	(3,222)	(3,222)
Total comprehensive loss for the year						(3,222)

Balance at December 31, 2004	6,894,497	571	187,159	(151,644)	(3,232)	32,854

Issue of shares	4,380,000	339	79,589	—	—	79,928
Stock options granted	—	—	3,176	—	—	3,176
Net loss	—	—	—	(19,532)	—	(19,532)
Net unrealized loss on available-for- sale securities	—	—	—	—	(147)	(147)
Less: Reclassification adjustment for loss realized on sale	—	—	—	—	2,890	2,890
Translation adjustment	—	—	—	—	(461)	(461)
Total comprehensive loss for the year						2,282

Balance at December 31, 2005	11,274,497	910	269,924	(171,176)	(950)	98,708

Issue of shares	2,500,000	165	48,601	—	—	48,766
Shares issued upon exercise of stock options	35,000	3	502	—	—	505
Issue of Warrants during the year	—	—	234	—	—	234
Stock options granted	—	—	16,431	—	—	16,431
Net loss	—	—	—	(114,586)	—	(114,586)
Net unrealized loss on available-for-sale securities	—	—	—	—	84	84
Less: Reclassification adjustment for loss realized on sale	—	—	—	—	479	479
Translation adjustment	—	—	—	—	19	19
Total comprehensive income for the year						582

Balance at December 31, 2006	13,809,497	1,078	335,692	(285,762)	(368)	50,640

The accompanying notes are an integral part of these consolidated financial statements

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, unless otherwise stated)
1	Nature of operations and basis of presentation
     China Technology Development Group Corporation (the “Company” or “CTDC”) (formerly known as Tramford International Limited and was renamed to CTDC on January 9, 2005) was incorporated under the laws of the British Virgin Islands on September 19, 1995 as a holding company. The consolidated financial statements include the financial statements of the Company and its subsidiaries (hereinafter collectively referred to as the “Group”).
     On May 8, 2000, Jingle Technology Limited (“JTL”), a 100% subsidiary of CTDC, was formed to act as an investment holding company within the Group. Effective July 1, 2000, JTL purchased 100% interests in BHL Networks Technology Co. Ltd. (“BHLNet”), which in turn holds 76% interest in Beijing BHL Networks Technology Co. Ltd (“BBHL”), for a consideration of Rmb21,959. Pursuant to agreements entered into among the Group and the vendors in September 2002, the consideration was reduced from Rmb21,959 to Rmb20,262. BBHL is a Sino-foreign equity joint venture and is principally engaged in the provision of information technology and network security consultancy services and sales of computer related products in the People’s Republic of China (“China” or the “PRC”). BHLNet and BBHL are hereinafter referred to collectively as the “IT Operations”. The IT Operations continue to engage in the provision of information technology and network security consultancy services and the development of network security software for all years presented. The other wholly owned subsidiary of CTDC, BHL Networks Technology Company Limited (“BHLHK”) (formerly Jing Tai Industrial Investment Company Limited), acts as the treasury center for the Group.
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
     Effective October 31, 2005, CTDC purchased 51% interests in CNT at a consideration of 2,233,800 shares of common stock of CTDC. Effective December 22, 2005, CTDC exercised its option to acquire the remaining 49% interests of CNT at a consideration of 2,146,200 shares of common stock of CTDC.
     CNT holds a 71.43% interest in Zhejiang University (Hangzhou) Innoessen Bio-technology Inc. (“Zhejiang Innoessen”). Zhejiang Innoessen in turn holds a 93.67% interest in Anji Science Bio-Product Inc. (“Anji Bio”). Shenzhen Innoessen Bio-tech Inc. (“Shenzhen Innoessen’) was a wholly owned subsidiary of CNT and was formed as CNT’s sales and marketing center for South China. CNT, Zhejiang Innoessen, Anji Bio and Shenzhen Innoessen are hereinafter referred to collectively as the “Nutraceutical operations”. The Nutraceutical operations are engaged in the development, manufacturing and marketing of healthfood products utilizing bio-active components of bamboo.
     Since the beginning of 2006, disputes in terms of future development strategy of Anji Bio arose between the Company and the ex-general manager and the minority shareholder of Anji Bio (the “Anji Buyers”), and Zheijiang Innoessen entered into a memorandum (the “Anji Memorandum”) with the Anji Buyers on July 27, 2006, to dispose of the entire interest in Anji Bio held by Zheijiang Innoessen to the Anji Buyers. The disposal of Anji Bio was not completed by September 30, 2006, the original completion date set forth in the Anji Memorandum, due to differences in interpretation of settlement terms between the Company and the Anji Buyers. During the fourth quarter of 2006, the Company continued to negotiate with the Anji Buyers on settlement terms. In view of the fact that the Company could not exert control over the operational and financial aspects of Anji Bio, and given that the property, plant and equipment had been idle for a long time without regular and proper maintenance, on December 29, 2006, the management of the Company decided to discontinue the nutraceutical business and write off the whole investment in Anji Bio. The Company does not have any continuing business related to the nutraceutical products utilizing bio-active components of bamboo. Our only current business is the network security business.
     On January 12, 2006 Zhejiang Innoessen entered into a joint venture agreement with Fujian Jian’ou Food Production Limited (the “Jian’ou Agreement”) to form the Fujian Jian’ou Yingshi Food Technology Limited (“Fujian Jian’ou”). Pursuant to the Jian’ou Agreement, Zhejiang Innoessen will invest Rmb5.1 million (the “Capital Injection”) to own 51% interest of Fujian Jian’ou. Rmb3.0 million and Rmb2.1 million of the Capital Injection will be invested in the form of technology owned by Zhejiang Innoessen and a mix of plant and machinery (after valuation) and cash, respectively. The deadline for Capital Injection is December 31, 2006. In 2006, an aggregated sum of Rmb0.6 million in the form of cash had been injected to Fujian Jian’ou during early 2006, nevertheless, the legally required set up procedures of Jian’ou were not completed. Accordingly, the sum injected was treated as a loan to Fujian Jian’ou.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, unless otherwise stated)
1	Nature of operations and basis of presentation (continued)
     Since early June of 2006, the Fujian Province of China had been subject to the heaviest rainstoms and floods in the past fifty years, Jian’ou, one of the cities in the Fujian Province, suffered the most damage. As a result of this flooding, the production facilities held by Fujian Jian’ou were damaged. It was noted that the factory was flooded under 2.50-meters water for over thirty hours. After the rainstorm, management of the Company had reassessed the physical environment of Jian’ou for possible future risk of such rainstorms, and finally decided to withdraw from the investment. The Company had negotiated with the join venture partner for the cancellation of the Jian’ou Agreement but no conclusion was reached. Accordingly, management of the Company decided to write-off on the loan to Fujian Jian’ou of Rmb 0.6 million in the fisal year ended December 31, 2006.
     On December 15, 2006, the Company established the wholly owned China Merchants Zhangzhou Development Zone Innoessen Biotech Co. Ltd. (the “Zhangzhou Innoessen”) as the manufacturing and marketing base as well as the quality control center of our development in the green industry.
     The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Significant accounting estimates include the realizability of receivables, the market value of securities, the useful lives of long-lived and intangible assets and the deferred income taxes. Actual results could differ from those estimates.
     The accompanying financial information has been prepared in Renminbi (Rmb), the national currency of the PRC and also the functional currency of the Group (see also Note 2(e)). Unless indicated otherwise, amounts in Renminbi have been rounded to the nearest thousand.
     As of December 31, 2006, our subsidiaries, their jurisdiction of incorporation and our effective interest in each of the subsidiaries are as follows:

Name of Company	Jurisdiction	Effective interest

BHLHK	Hong Kong	100%
JTL	BVI	100%
BHLNet	Cayman Islands	100%
BBHL	China	76%
CNT	BVI	100%
Zhejiang Innoessen	China	71.43%
Shenzhen Innoessen	China	100%
Zhangzhou Innoessen	China	100%

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, unless otherwise stated)
2	Summary of significant accounting policies
     The following is a summary of significant accounting policies followed by the Group in the preparation of the accompanying financial statements.
(a)	Consolidation
     The consolidated financial statements include the accounts of the Company and its wholly owned or controlled subsidiaries. All significant inter-company balances and transactions have been eliminated during consolidation.
     Subsidiaries are those entities in which the Company, directly or indirectly, controls the composition of the board of directors, controls more than half the voting power or holds more than half of the issued share capital.
     The operating results of subsidiaries acquired during the year are included in the accompanying consolidated statements of operations from the effective date of acquisition. Historical operating results of segments disposed of are included in discontinued operations.
     Minority interests represent the interest of outside shareholders in the operating results and net assets of majority owned subsidiaries.
(b)	Revenues
     Revenues arise from product sales and the rendering of services. Revenue is recognized when all of the following criteria are met (i) persuasive evidence of an arrangement exists; (ii) delivery has occurred or services have been rendered; (iii) the sellers’ price to the buyer is fixed or determinable, and (iv) collectibility is reasonably assured. Specifically, product sales represent the invoiced value of goods, net of discounts, supplied to customers. Revenues from product sales are recognized upon delivery to customers and when title has passed. Rendering of services represent fees charged on the provision of information technology and network security consultancy services. Fees on such services are recognized upon the completion of the underlying services and collectibility to the fees is reasonably assured.
(c)	Deferred Taxes
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

(d)	Concentration of credit risk and major customers
     The Group is engaged in the provision of information technology and network security services and the development, manufacturing and marketing of nutraceutical products to a wide range of industries and end users within the PRC. All the Group’s revenue is derived from sales to customers located in the PRC. Accordingly, the Group’s trade accounts receivable are concentrated with respect to both geography and customer. The Group performs ongoing credit evaluations of its customers and generally does not require collateral. Approximately, 25.67%, 24.8% and 19.99% of the total revenues were contributed by 3 major customers during the year ended December 31, 2006.
(e)	Foreign currency transaction gains and losses and translation of foreign currencies
     All foreign currency transaction gains and losses are recognized as other non-operating income/(expenses) in the consolidated statements of operations.
     The Renminbi (Rmb) is not freely convertible into foreign currencies. The People’s Republic of China (“PRC”) Government has instituted a single regulated floating exchange rate system principally based on market supply and demand. Under this system, a nationwide inter-bank foreign market has been established by designating certain banks as authorised foreign exchange banks where Renminbi can be converted into foreign currencies subject to prior approval from the PRC State Administration of Exchange Control.
     The functional currency of the Group is Renminbi. The functional currency of BBHL, Zhejiang Innoessen, Anji Bio and Shenzhen Innoessen is Renminbi. Its business is primarily conducted in China and denominated in Renminbi. The functional currency of CTDC and its other subsidiaries is Hong Kong dollar. The financial statements of CTDC and its subsidiaries are translated into Renminbi, using exchange rates in effect at period end, wherever appropriate, for assets and liabilities (Rmb7.8041 = US$1) and average exchange rates during each reporting period for results of operations (Rmb7.9306 = US$1). Adjustments resulting from the translation of financial statements are reflected as a separate component of shareholders’ equity.
(f)	Property, plant and equipment
     Property, plant and equipment are stated at historical cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets. Upon retirement or sale, the cost of disposed assets and the related accumulated depreciation are deducted from the respective accounts and the resulting gain or loss is included as other non-operating income/(expense) in the consolidated statements of operations. Maintenance and repair costs are expensed as incurred. The estimated useful lives of property, plant and equipment are as follows:

Building	20 years
Plant and machineries	10 years
Motor vehicles	5 years
Furniture, fixtures, office and computer equipment	3 years
(g)	Prepaid expense for rental of land
     Prepayment for rental of land represents up-front payments to acquire long-term interests in lessee occupied properties. The premiums are stated at cost and are amortized over the period of the lease on a straight-line basis.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, unless otherwise stated)
2	Summary of significant accounting policies (continued)
(h)	Intangible assets
     Intangible assets represent the core technology relating to extraction of bamboo flavonoids and its related application patents obtained through the acquisition of our Nutraceutical Operations on October 31, 2005. The extraction of bamboo flavonoids (the core technology) is recognized at fair value upon acquisition and is amortized on a straight-line basis over its estimated useful life of eight years. The related application patents of the extraction of bamboo flavonoids (the completed technology) are recognized at fair value upon acquisition and are amortized on a straight-line basis over the estimated useful life of five years. The acquired in-process research and development technology is immediately expensed.
(i)	Goodwill
     Goodwill represents cost in excess of the fair value of net assets acquired Goodwill is not amortized, but is reviewed at least annually for impairment.
(j)	Impairment
     Annual impairment review for goodwill is carried out in two steps. The first step, which is used to identify potential impairment, compares the fair value of the reporting unit with its carrying amount, including goodwill. For purposes of this review, the Company’s business segments are its reporting units. The fair value is determined by the forecasted discounted net cash inflows of the reporting unit for a period of five years. If the carrying amount of the reporting unit exceeds its fair value, goodwill of the reporting unit is considered impaired. The second step of the impairment test quantifies the amount of the impairment loss by comparing the carrying amount of goodwill to its implied fair value. An impairment loss is recorded to the extent the carrying amount of goodwill exceeds its implied fair value.
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
(k)	Trade Accounts Receivable
     Trade accounts receivable are stated at the amount management expects to collect. An allowance for doubtful accounts is recorded based on a combination of historical experience, aging analysis and information on specific accounts. Account balances are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Management has determined that an allowance is required at December 31, 2005 and December 31, 2006 for Rmb31 and nil, respectively.
(l)	Inventories
     Inventories are valued at the lower of cost and net realizable value. Cost includes the purchase cost of products at invoiced value using weighted average method. Net realizable value is determined by reference to the sales proceeds of items sold in the ordinary course of business or to a management estimate based on prevailing market conditions.
(m)	Cash and cash equivalents
     Cash and cash equivalents include cash on hand, demand deposits with banks and liquid investments with an original maturity of three months or less. The carrying value of cash equivalents approximates their fair value.
(n)	Investment in securities
     Investment in securities comprise of available-for-sale securities which are carried at fair value, with unrealized gains and losses, if any, reported, net of tax, in other comprehensive income. The cost of securities sold or the amount reclassified out of comprehensive income into earnings was determined based on a specific identification basis.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, unless otherwise stated)
2	Summary of significant accounting policies (continued)

(o)	Earnings per share
     Basic earnings per share represents income available to common shareholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive common stock equivalents were issued, as well as any adjustment to income that would result from the assumed issuance. Dilutive common stock equivalents that may be issued by the Group relate solely to outstanding stock options, and are determined using the treasury stock method. Effect of stock options is excluded from the computation if the effect would be antidilutive.
(p)	Deferred government grants
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
(q)	Stock-based compensation
     The Group grants stock options to its employees and certain non employees under the Company’s stock option plans.
     Prior to the fiscal year ended December 31, 2006, the Group applied Accounting Principles Board (“APB”) Opinion No. 25 for options granted to employees and applied “Accounting for Stock-Based Compensation (“SFAS No. 123”), as amended by SFAS No. 148 “Accounting for Stock-Based Compensation — Transition and Disclosure” (“SFAS No. 148”) for options granted to non-employees. Under APB Option No. 25, because the exercise price of all the options issued by the Group equals or is higher than the market price of the underlying stock on the date of grant, no compensaion expense was recognized. Under SFAS No. 123, as amended by SFAS No. 148, a charge for stock-based awards using the Black-Scholes Option pricing model is recognized in selling, general and administrative expenses in the accompanying consolidated statements of operations by the Group when options are granted or modified. Since January 1, 2006, the Group applies SFAS No. 123R, to account for the financial impact of options modified or granted to both employees and non-employees, as they vest.
     For the year ended December 31, 2005, stock compensation expense of Rmb2,475 was charged to the selling, general and administrative expenses in the consolidated statements of operations in relating to the options granted to the newly appointed chairman and chief executive officer, being the difference between the market price of the share of common stock of the Company and the exercise price of the options. For options granted to employees on September 20, 2005, there was no impact on the consolidated statements of operations as the exercise price of these options was equal to the market price of the common stock of the Company at date of grant.
     For the year ended December 31,2006, stock compensation expenses of Rmb14,038 and Rmb2,393 were charged to the selling, general and administrative expenses in the accompanying consolidated statements of operations with respect to the options granted to employees and certain consultants, respectively.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, unless otherwise stated)
2	Summary of significant accounting policies (continued)

(q)	Stock-based compensation (continued)
     For the fiscal year ended December 31, 2004 and 2005, had compensation cost for options granted to employees under the Company stock option plans (the “Plans”) been determined based on the fair value at the grant date, as prescribed by SFAS 123 and SFAS 148, the Company’s pro forma net loss and net loss per share would have been as follows:

	2004	2005

	Rmb	Rmb
Net loss for the year, as reported	(10,115)	(19,532)
Add: Stock-based compensation, as reported	—	2,475
Less: Stock-based compensation determined using the fair value method	—	(7,791)

Pro forma loss for the year	(10,115)	(24,848)

Basic and diluted net loss per share (in Rmb)
- As reported	(1.47)	(2.67)

- Pro forma	(1.47)	(3.39)

     No options were granted to employees for the fiscal year ended December 31, 2004. The fair value of each group of options granted in the fiscal years ended December 31, 2005 and 2006 was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants during the applicable periods.

	2005			2006
		Options deemed
	Options deemed	granted to the	Options	Options
	granted to the	Chief-Executive	granted to other	granted to
	Chairman on	Officer on	employees on	employees on
	February 8	March 29	September 21	September 18
Average risk-free rate of return	3.313%	3.861%	4.050%	4.833%
Weighted average expected option life	2 years	2 years	5 years	2 years
Volatility rate	197.2%	158.2%	133.8%	121.62%
Dividend yield	—	—		—

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, unless otherwise stated)
2	Summary of significant accounting policies (continued)

(r)	Operating leases
     Leases where substantially all the risk and rewards of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases net of any incentives received from the leasing company are expensed on a straight-line basis over the lease periods.
(s)	Reclasifications
     Certain reclassifications have been made to the prior year consolidated financial statements to conform to the current year presentation.
(t)	Fair value of financial instruments
     The carrying value of the Company’s financial instruments, including trade accounts receivable, value added tax and business tax recoverable, other assets and trade accounts payable, accrued professional fees, income taxes payable and other current liabilities and accrued expenses approximate their fair values due to their relatively short-term nature.
(u)	Recent accounting pronouncements
     In September 2006, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 108 “Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements (“SAB 108”), which provides interpretive guidance on how registrants should quantify financial statement misstatements. Under SAB 108 registrants are required to consider both a “rollover” method, which focuses primarily on the income statement impact of misstatements. The effects of prior year uncorrected errors included the potential accumulation of improper amounts that may result in a material misstatement on the balance sheet or the reversal of prior period errors in the current period that result in a material misstatement of the current period income statement amounts. Adjustments to current or prior period financial statements would be required in the event that after application of various approaches for assessing materiality of a misstatement in current period financial statements and consideration of all relevant quantitative and qualitative factors, a misstatement is determined to be material. The Company adopted the provisions of SAB 108 as of December 31, 2006. The adoption of SAB 108 did not have a material effect on the Company’s results of financial operations or financial position.
     In February 2007, the FASB issued Statement No. 159 (FAS 159), “The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115” (FAS 159). FAS 159, which becomes effective for the company on January 1, 2008, permits companies to choose to measure many financial instruments and certain other items at fair value and report unrealized gains and losses in earnings. Such accounting is optional and is generally to be applied instrument by instrument. The company does not anticipate that election, if any, of this fair-value option will have a material effect on its financial condition, results of operations, cash flows or disclosures.
     Effective January 1, 2007, the Company adopted Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes (“FIN 48”). —an interpretation of FASB Statement No. 109, Accounting for Income Taxes.” The Interpretation addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FIN 48, we may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. FIN 48 also provides guidance on derecognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. The Company does not believe a liability needs to be recorded for uncertain tax positions.
The Company’s policy is to record interest and penalties on uncertain tax provisions as income tax expense. As of December 31, 2006, The Company has no accrued interest or penalties related to uncertain tax positions.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, unless otherwise stated)
     The Financial Accounting Standards Board (“FASB”) issued Statement No. 157, “Fair Value Measurements” (“SFAS 157”) in September 2006. SFAS 157 enhances existing guidance for measuring assets and liabilities using fair value. Previously, guidance for applying fair value was incorporated in several accounting pronouncements. The new statement provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities. While the statement does not add any new fair value measurements, it does change current practice. One such change is a requirement to adjust the value of non-vested stock for the effect of the restriction even if the restriction lapses within one year. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The adoption of SFAS 157 on January 1, 2008, is not expected to have a material impact on the financial statements of the company.

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
     The fair value of the shares issued for the 51% Acquisition was approximately US$2.41 per share which was calculated based on the simple average of five days’ quoted closing price of the Company’s stock, including two days prior and after the announcement date of the transaction and the announcement date on September 26, 2005. The fair value of the shares issued for the 49% Acquisition was approximately US$2.1 per share which was the quoted closing price of the Company’s stock on December 22, 2005 the date we exercised the option. The consideration paid, the net assets of the Nutraceutical Operations acquired and the goodwill arising there from can be summarized as follows.

	Acquisition of
	51%	49%
	Rmb	Rmb
Consideration Paid:
Shares of common stock issued at fair value
Direct cost related to the acquisition capitalized	43,523	36,405
	936	—

Subtotal	44,459	36,405

Less Net assets acquired
Cash and cash equivalents	247	2,387
Trade accounts receivable, net	56	166
Inventories	751	748
Due from related parties	11	19
Income taxes recoverable	18	—
Other assets	835	307
Property, plant and equipment, net	4,665	4,487
Intangible assets	3,514	3,205
Trade accounts payable	(138)	(148)
Income taxes payable	—	(2)
Deferred government grants	(139)	(113)
Due to a related party	(104)	(119)
Short term borrowings	(40)	(1,749)
Deferred tax liabilities	(251)	(241)
Other liabilities and accrued expenses	(466)	(909)
Minority interests	(2,957)	(2,702)

Subtotal	6,002	5,336

Goodwill arising from acquisition of Nutraceutical Operations	38,457	31,069

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

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, unless otherwise stated)
4	Non-operating income
     Non-operating income consisted of the following:

	Year ended December 31,
	2004	2005	2006
	Rmb	Rmb	Rmb
Realized gains on available-for-sale securities	100	—	—
Dividend income from available-for-sale securities	67	115	4
Subsidies from government	—	161	42
Subsidies from research and development project	—	—	8
Other	—	—	4

	167	276	58

5	Non-operating expenses

Non-operating expenses consisted of the following:

	Year ended December 31,
	2004	2005	2006
	Rmb	Rmb	Rmb
Loss on disposal of fixed assets	—	—	2,989
Realized loss on available-for-sale securities — transferred from comprehensive loss	—	2,596	488
Other	—	32	49

	—	2,628	3,526

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, unless otherwise stated)
6	Income tax provision
     The Company was incorporated under the laws of the British Virgin Islands (“BVI”), and under current BVI law, is not subject to tax on income or capital gains as it does not carry out business in the BVI. No provision for Hong Kong profits tax was recorded for the Company’s subsidiary operating in Hong Kong for year ended December 31, 2005 and 2006 as it had no estimated assessable profits arising in Hong Kong.
Composition of income tax expense
     The current and deferred portions of income tax expense included in the consolidated statements of operations and comprehensive income for the years ended December 31 are as follows:

	2004	2005	2006
	Rmb	Rmb	Rmb

Current income tax expenses	—	9	15
Recognition of deferred tax assets	2,927	5,943	5,295
Change in valuation allowance	(2,927)	(5,943)	(5,295)

Income tax expenses	—	9	15

Reconciliation of income tax expense by applying PRC statutory Enterprise Income Tax rate
     Income tax expense differed from the amounts computed by applying PRC statutory Enterprise Income Tax (“EIT”) rate of 33% as a result of the following:

	2004	2005	2006
	Rmb	Rmb	Rmb

Income tax credit at PRC statutory EIT rate	(3,338)	(6,446)	(37,813)
Effect of different taxation rate in Hong Kong	465	572	32,564
Income not subject to taxation	(53)	(60)	(31)
Change in valuation allowance	2,926	5,943	5,295

Total income tax expense	—	9	15

Significant components of deferred tax assets

	December 31,	December 31,
	2005	2006
	Rmb	Rmb

Tax loss carryforwards	17,407	14,033
Less: valuation allowance	(17,407)	(14,033)

Deferred tax assets	—	—

     Tax loss carryforwards from the Company’s PRC subsidiary can be carried forward for five years. As the realization of the current tax loss carryforwards credit is uncertain, a full valuation allowance against the deferred tax assets as at December 31, 2005 and 2006 has been provided.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, unless otherwise stated)
7	Discontinued operations
     In March 2005, BBHL entered into an agreement with Beijing Enterprises Development Corporation (“BEDC”), a related party (Note 18), to dispose of its branch in Zhuhai, China (“Zhuhai”) which represented the entire service rendering business segment of BBHL, at zero consideration.
     Since the beginning of 2006, disputes in terms of future development strategy of Anji Bio arose between the Company and the Anji Buyers, and Zheijiang Innoessen entered into a memorandum (the “Anji Memorandum”) with the Anji Buyers on July 27, 2006, to dispose of the entire interest in Anji Bio held by Zheijiang Innoessen to the Anji Buyers. The disposal of Anji Bio was not completed by September 30, 2006, the original completion date set forth in the Anji Memorandum, due to differences in interpretation of settlement terms between the Company and the Anji Buyers. During the fourth quarter of 2006, the Company continued to negotiate with the Anji Buyers on settlement terms. In view of the fact that the Company could not exert control over the operational and financial aspects of Anji Bio, and given that the property, plant and equipment had been idle for a long time without regular and proper maintenance, on December 29, 2006, the management of the Company decided to discontinue the nutraceutical business and write off the whole investment in Anji Bio. The Company does not have any continuing business related to the nutraceutical products utilizing bio-active components of bamboo. Our only current business is the network security business.
     An analysis of discontinued operations is as follows:

	Year ended	Year ended		Year ended
	December	December		December
	31, 2004	31, 2005		31, 2006

	Rmb	Rmb	Rmb	Rmb
	Zhuhai	Zhuhai	Anji Bio	Anji Bio
Revenues	3,949	1,040	1,015	—
Cost of sales	(2,755)	(678)	(783)	—

Gross profit	1,194	362	232	—
Selling, general and administrative expenses	(529)	(141)	(285)	—
Impairment of goodwill	(411)	—	—	—

Profit from discontinued operations	254	221	(53)	—
Loss on disposal of discontinued operations	—	(509)	—	(7,872)

Profit/ (loss) from discontinued operations	254	(288)	(53)	(7,872)

     There was no tax charge incurred for the discontinued operations for the years ended December 31, 2004, 2005 and 2006.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, unless otherwise stated)
8	Other assets
     Other assets consisted of the following:

	December 31,	December 31,
	2005	2006
	Rmb	Rmb
Rental and utility deposits	408	375
Advance to staff	267	202
Prepayment for insurance	305	387
Prepayment for consultancy fee	80	122
Prepayment for raw materials	83	50
Other	319	137

	1,462	1,273

9	Prepaid expense for rental of land

	December 31,	December 31,
	2005	2006
	Rmb	Rmb
Acquisition of subsidiaries	530	—
Amortisation	(2)	—

	528	—

     The prepayment for rental of land for fiscal year ended December 31, 2005 was attributable to Anji Bio, representing the amount paid for the land use right held on medium term lease of 50 years in the PRC and which will be expired on August 1, 2052. Following the write-off of our investment in Anji Bio for the fiscal year ended December 31, 2006, the amount was included in discontinued operations.
10	Property, plant and equipment, net

	December 31,	December 31,
	2005	2006
	Rmb	Rmb
Building	2,475	0
Plant and machineries	5,170	0
Computer equipments	1,678	1,781
Furniture, fixtures and office equipments	1,099	980
Motor vehicles	830	445
Less: accumulated depreciation	(2,083)	(2,500)

	9,169	706

     Depreciation for the year ended December 31, 2004, 2005 and 2006 amounted to Rmb76, Rmb376 and Rmb693 respectively.
11	Intangible assets
     The intangible assets represented the unamortized cost of the extraction of bamboo flavonoids and its related application patents obtained through the acquisition of the Zhejiang Innoessen on October 31, 2005.
     The fair values of intangible assets acquired in 2005 represented the core technology, completed technology and in-process research and development (“IPR&D”) which amounted to Rmb624, Rmb5,792 and Rmb475, respectively.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, unless otherwise stated)
11	Intangible assets (continued)
     The fair value of the core technology is determined by the relief from royalty approach. Under this approach, an asset is valued based upon the incremental after-tax cash flow accruing to the owner by virtue of the fact that the owner does not have to pay a “fair royalty” to a third party for the use of that asset. Accordingly, a portion of the owner’s earnings, equal to the after-tax royalty that would have been paid for use of the asset can be attributed to that asset. The value of the asset depends on the present value of future after-tax royalties derived from ownership. Thus, indications of value are developed by discounting future after tax-royalties attributable to the asset to their present value at market-derived rates of return appropriate for the risks of that particular asset. The relevant royalty rate was determined by referring to the profit margin of the CNT and actual market transaction in biotechnology industry whose royalty rates ranged from 1% to 10% with median of approximately 4%. In calculating the royalty saving attributable to the core technology, the related R&D expenses for maintaining the core technology were deducted. The maintenance R&D expense was estimated based on 2% of the maintenance R&D expense to sale. Net cash flow was derived by deducting tax expense from net royalty saving. In arriving at net present value, the projected cash flow to the core technology was then discounted to present value at a discount rate of 25% until the end of the economic life in 2012.
     The fair value of completed technology and IPR&D was determined by the estimation of its replacement cost because they are not unique and highly reproduced. The replacement cost of the completed technology and IPR&D include staff costs, equipment, sampling and testing costs, and overhead cost such as utility expense and rents for R&D center. We then multiplied the average development cost per technology by total number of months required to complete the existing technology.
     As disclosed in Note 7, the Company decided to exit from the nutraceutical business. Given the Company’s decision to dispose of the investment in Zheijiang Innoessen (Note 23) and the Group’s new strategy to pursue a different line of business principally engaging in development of eco-friendly technologies, the management of the Company decided to write off all intangible assets related to the nutraceutical business during the fiscal year ended December 31, 2006.
     The balance of the fair value, accumulated amortization/write off for the fiscal years ended December 31, 2005 and 2006 of the core technology and completed technology and IPR&D technology are summarized as follows:

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, unless otherwise stated)
11	Intangible assets (continued)

				Impairment
		Accumulated	Balance as	loss for fiscal	Balance as
	Fair value	amortisation/	of	year ended	of
	upon	write off in	December	December 31,	December
	acquisition	2005	31, 2005	2006	31, 2006

	Rmb	Rmb	Rmb	Rmb	Rmb
Core Technology	624	(13)	611	(611)	—

Completed technology
Bamboo leaf extract for prostate disease	209	(7)	202	(202)	—
AOB antioxidant from bamboo leaf extract	1,726	(58)	1,668	(1,668)	—
EOB from bamboo leaf extract	1,964	(65)	1,899	(1,899)	—
Bamboo shoot extractive for dietary supplements and fertilixer	1,892	(63)	1,829	(1,829)	—
Zhukangning capsule from bamboo leaf extract	343	(11)	332	(332)	—

	6,134	(204)	5,930	(5,930)	—

IPR&D technology
Bamboo shoot extractive for calorie control	448	(448)	—	—	—
Bamboo shoot extractive for hair loss prevention	27	(27)	—	—	—

	475	(475)	—	—	—

Total	7,233	(692)	6,541	(6,541)	—

     Amortization expense for the years ended December 31, 2004 and 2005 amounted to RmbNil and Rmb 217, respectively. All the intangible assets were fully impaired for the year ended December 31, 2006 and amounted to Rmb6,541.
12	Goodwill
     Changes in the Company’s goodwill during 2005 and 2006 are as follows:

	Network	Information	Nutraceutical
	security	technology	operations	Total

	Rmb	Rmb	Rmb	Rmb
Balance as of December 31, 2004	—	999	—	999

Goodwill arising from Nutraceutical Operations in 2005	—	—	69,526	69,526
Goodwill relating to discontinued operations in 2005	—	(999)	—	(999)

Balance as of December 31, 2005	—	—	69,526	69,526

Impairment loss for 2006	—	—	(69,526)	(69,526)

Balance as of December 31, 2006	—	—	—	—

     Following the disposal of the information technology consultancy reporting unit on March 31, 2005, Rmb999, which represented the carrying amount of the goodwill of the reporting unit, was disposed of and was reclassified to the net assets of the discontinued operations.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, unless otherwise stated)
12	Goodwill (continued)
     For the fiscal year ended December 31, 2006, management of the Company performed another impairment assessment for the carrying amount of the goodwill attributable to our Nutraceutical operations. Following the disposal of the production base in Anji Bio (Note 7), the Company could not continue with production and sales of nutraceutical products. The Company gradually discontinued all sales relationships with customers of Nutraceutical operations towards the end of 2006. Furthermore, as disclosed in Note 7, the Company decided to exit the nutraceutical business and dispose off the interests in CNT and Zheijiang Innoessen (Note 23). Accordingly, the goodwill determined from the forecasted discounted net cash flows of that reporting unit is zero, and hence Rmb69,526 which represented the entire carrying amount of goodwill of the Nutraceutical operations was impaired in the fiscal year ended December 31, 2006.
13	Deferred government grants

Rmb
Balance as at December 31, 2005	230
Amounts utilized during the year:
- Research and development costs	(230)

Balance as at December 31, 2006	—

     The deferred government grants are included as current liabilities of the Group, as of December 31, 2005.
14	Short term borrowings
     The Company’s short term borrowings as of each balance sheet date, denominated in Renminbi, were analyzed as follows:-

	December 31,	December 31,
	2005	2006
	Rmb	Rmb
Unsecured bank loans repayable within one year	3,069	—
A secured revolving banking facility	500	—

Total	3,569	—

     All short term borrowings as of December 31, 2005 belonged to Anji Bio. Following the write-off of our investment in Anji Bio for the fiscal year ended December 31, 2006, the amount was included in discontinued operations.
15	Other liabilities and accrued expenses

	December 31,	December 31,
	2005	2006
	Rmb	Rmb
Deposits received	934	887
Accrued salaries and staff benefits	2,021	2,202
Accrued liability for property, plant and equipment	—	1,198
Accrued filing fee	—	365
Accrued courier charges	—	763
Other	764	527

	3,719	5,942

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, unless otherwise stated)
16	Stock-based compensation
     On October 10, 1996, the Company’s shareholders approved a stock option plan to grant options for a maximum of 200,000 shares (the “1996 Plan”). The 1996 Plan provides for a grant of options to employees, officers, directors and consultants of the Group. The 1996 Plan is administered by the Board of Directors (“Board”) or a committee appointed by the Board, which determines the terms of an option’s grant, including the exercise price, the number of shares underlying the option and option’s exercisability. The exercise price of all options granted under the 1996 Plan must be at least equal to the fair market value of such shares on the date of grant. The maximum term of options granted under the 1996 Plan is ten years.
     On September 20, 2000, the Company’s shareholders approved a stock option plan to grant options for a maximum of 400,000 shares (the “2000 Plan”). The 2000 Plan provides for a grant of options to employees, officers, directors and consultants of the Group. The 2000 Plan is administered by the Board of Directors or a committee appointed by the Board, which determines the terms of an option’s grant, including the exercise price, the number of shares subject to the option and option’s exercisability. The exercise price of all options granted under the 2000 Plan must be at least equal to the fair market value of such shares on the date of grant. The maximum term of options granted under 2000 Plan is ten years.
     On October 21, 2005, the Company’s shareholders approved another stock option plan to grant options for a maximum of 1,000,000 shares (the “2005 Plan”). The 2005 Plan provides for a grant of options to employees, officers, directors and consultants of the Group. The 2005 Plan is administered by the Company’s Compensation Committee, which determines the terms of an option’s grant, including the exercise price, the number of shares subject to the option and option’s exercisability. The exercise price of all options granted under the 2005 Plan must be at least equal to the fair market value of such shares on the date of grant. The maximum term of options granted under the 2005 Plan is ten years.
     The Group grants stock options to its employees and certain non-employees under the Company’s stock option plans.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, unless otherwise stated)
16	Stock-based compensation (continued)
     A summary of the stock option activity for both employees and non-employees is follows:

	Year ended December 31,
	2004		2005		2006
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Number	price	Number	price		price
	of	(US$ per	of	(US$ per	Number	(US$ per
	options	share)	options	share)	of options	share)
Outstanding at beginning of year	140,000	1.15	140,000	1.15	570,000	1.68
Granted	—	—	430,000	1.85	1,030,000	3.18
Exercised	—	—	—	—	(35,000)	1.85
Cancelled	—	—	—	—	—	—

Outstanding at end of year	140,000	1.15	570,000	1.68	1,565,000	2.66

     The following table summarizes information with respect to stock options outstanding and exercisable at December 31, 2005:

	Options outstanding			Options exercisable
		Weighted	Weighted		Weighted
		average	average		average
		remaining	exercise		exercise
	Number	contractual	price (US$	Number	price (US$
Date of grant	outstanding	life	per share)	exercisable	per share)
December 28, 1999	140,000	4 years	1.15	140,000	1.15
September 20, 2005	430,000	9.72 years	1.85	395,000	1.85

	570,000			570,000

      The following table summarizes information with respect to stock options outstanding and exercisable at December 31, 2006:

	Options outstanding			Options exercisable
		Weighted	Weighted		Weighted
		average	average		average
		remaining	exercise		exercise
	Number	contractual	price (US$	Number	price (US$
Date of grant	outstanding	life	per share)	exercisable	per share)
December 28, 1999	140,000	3 years	1.15	140,000	1.15
September 20, 2005	430,000	8.72 years	1.85	395,000	1.85
September 21, 2006	1,030,000	9.28 years	3.18	1,030,000	3.18

	1,600,000			1,565,000

     The options granted on December 28, 1999 were made pursuant to the 1996 Plan and were immediately exercisable. The options granted on September 20, 2005 included 60,000 options made pursuant to the 1996 Plan and 370,000 options made under the 2000 Plan, all of which were immediately exercisable. The options granted on September 18, 2006 included 30,000 options made pursuant to the 2000 Plan and 1,000,000 options made under the 2005 Plan all of which were immediately exercisable.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, unless otherwise stated)
16	Stock-based compensation (continued)
     There were no options granted in the fiscal year ended December 31, 2004. The Company had granted three groups of options to employees during the year ended December 31, 2005. The options of the chairman and the chief executive officer of the Company were deemed granted on February 8, 2005 and March 29, 2005, respectively, upon their appointment. These options were granted under the 1996 Plan pursuant to a board resolution passed on December 28, 1999. This resolution has passed that 50,000 options were granted to each of the respective positions. In case the person holding the position has not exercised the options during his service with the Company, the person who is appointed can succeed the options at the same terms. Upon the new appointment of the chairman and the chief executive office in 2005, their predecessors had not exercised any of the options granted and therefore, the remaining options were succeeded by the newly appointed persons. Pursuant to resolutions passed on September 20, 2005 and September 18, 2006, respectively, another 430,000 options and 1,030,000 options were granted to other employees and certain consultants of the Group.
     Stock-based compensation to non-employees
     The Company granted 65,000 stock options under the 2000 Plan to certain consultants on September 20, 2005 for their advisory services provided to the Company. The options were fully vested and non-forfeitable. Accordingly, the Company recorded a compensation expenses of Rmb 701 for the fiscal year ended December 31, 2005, estimated using the Black Scholes option pricing model. All options granted to consultants were immediately exercisable after being granted.
     The Company granted 150,000 stock options under the 2005 Plan to certain consultants on September 18, 2006 for their advisory services provided to the Company. The options were fully vested and non-forfeitable. Accordingly, the Company recorded a compensation expenses of Rmb 2,393 for the fiscal year ended December 31, 2006, estimated using the Black Scholes option pricing model. All options granted to consultants were immediately exercisable after being granted.
     The following assumptions were used in the Black-Scholes option pricing model in assessing the fair value of options granted to non-employees for fiscal years ended December 31, 2005 and 2006:

	2005	2006
Average risk-free rate of return	3.983%	4.833%
Weighted average expected option life	2.5 years	2 years
Volatility rate	133.18%	121.62%
Dividend yield	—	—

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, unless otherwise stated)
17	Earnings/(loss) per share
Basic and diluted earnings (loss) per share have been calculated in accordance with SFAS No. 128 for the years ended December 31, 2004, 2005 and 2006 as follows:

	Year ended December 31,
	2004	*2005	2006
	Rmb	Rmb	Rmb
Net loss for the year	(10,115)	(19,532)	(114,586)

Net loss from continuing operations attributable to holders of common stock, basic and diluted shares	(10,369)	(19,191)	(106,714)

Net income/(loss) from discontinued operations attributable to holders of common stock, basic and dilutive shares	254	(341)	(7,872)

Weighted-average shares used in computing basic and diluted loss per share	6,894	7,327	11,312
Incremental shares from assumed conversions of stock options and warrants	55	274	1,150
Weighted-average shares used in computing diluted loss per share	6,949	7,601	12,462

Loss per share (in Rmb)
- Basic and dilutive	(1.47)	(2.67)	(10.13)

Loss per share from continuing operations (in Rmb)
- Basic and dilutive	(1.51)	(2.63)	(9.43)

Earnings/(loss) per share from discontinued operations (in Rmb)
- Basic and dilutive	0.04	(0.04)	(0.70)

*	Certain revenues and expenses were reclassified to discontinued operations for comparative purposes (see Note 7).
     Earnings/(loss) per share are calculated based on the weighted average number of shares of common stock issued and, as appropriate, diluted shares of common stock equivalent outstanding for each of the relevant years and the related loss amount. The number of incremental shares from assumed exercise of share options and warrants has been determined using treasury stock method. Under the treasury stock method, the proceeds from the assumed conversion of options and warrants are used to repurchase common stock using the average fair value of those years.
     For the three years ended December 31, 2004, 2005 and 2006, the number of shares used in the calculation of diluted loss per share is equal to the number of shares used to calculate basic loss per share as the incremental effect of share options would be antidilutive in these loss-making years.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, unless otherwise stated)
18	Related party transactions
     The transactions with related parties are analyzed as follows:-

	Year ended December 31,
	2004	2005	2006
	Rmb	Rmb	Rmb
Transactions with related parties

Disposal of Zhuhai branch of BBHL to BEDC (Note a)	—	1,300	—
Net operating cash outflows of Zhuhai branch reimbursed (Note a)	—	(1,300)	—
Acquisition of CNT from Beijing Holdings by issuance of 2,233,800 new shares at US$2.41 per share and 2,146,200 new shares at US$2.1 per share respectively (Note b)	—	79,928	—
Disposal of available-for-sale securities to Beijing Holdings (Note c)	—	2,167	—
Subscription proceeds receivable from China Biotech (Note d)	—	—	29,422

(a)	On March 31, 2005, BBHL entered into an agreement with BEDC, the sole shareholder of China Internet Technology Company Limited (“China Internet”), the then 17.21% shareholder of the Company, to sell its Zhuhai branch for a consideration of Rmb 1.3 million. The consideration was determined based on the operating cashflow generated by Zhuhai branch from May 1, 2002 to March 31, 2005, the period of which Zhuhai branch was managed and controlled by the Company. Upon disposal, the Company agreed to reimburse the same aggregated net operating cash outflows of Rmb1.3 million to the Zhuhai branch as part of the conditions of disposal. The consideration of the transaction is zero as the Company received Rmb1.3 million from BEDC and at the same time the Company transferred Rmb1.3 million to Zhuhai branch. The transaction was closed on March 31, 2005 and resulted in a disposal loss of Rmb0.51 million.
(b)	On September 13, 2005, the Company entered into agreements with Beijing Holdings, the then 47.18% shareholder of the Company, to (i) acquire a 51% equity interest in CNT in exchange for 2,233,800 shares of the Company and (ii) obtain an option to acquire the remaining 49% equity interest in CNT in exchange for 2,146,200 shares of the Company. Effective October 31, 2005, the acquisition of 51% of CNT was completed and effective December 22, 2005, the option was exercised and the remaining 49% equity interest in CNT was acquired by the Company.
(c)	On November 17, 2005, the Company entered into a sale and purchase agreement with Beijing Holding to dispose of all of the 6,312,000 shares invested in Xi’an Haitian Antenna Company Limited (“Xi’an Haitian”) for a cash consideration of Rmb2.17 million. These shares were previously held as available-for-sale securities by the Company and it represented approximately 0.975% of the outstanding shares of Xi’an Haitian. The sale consideration was determined by the quoted closing stock price of Xi’an Haitian at HK$0.33 per share at the date of the agreement. Xi’an Haitian is a company engaged in research, development, production, sales, installation, services and wireless communication network optimization of base station antennas and is also listed on the Growth Enterprise Market of the Hong Kong Stock Exchange. The shares were acquired upon the initial public offering (“IPO”) of Xi’an Haitian. Its stock price dropped continuously after the IPO due to poorer operating results as a result of the keen competition in the market. Beijing Holdings is also a passive investor of Xi’an Haitian who owns approximately 8% equity interest of Xi’an Haitian after its IPO. Beijing Holdings currently nominates one non-executive director to the board of Xi’an Haitian and does not currently participates in the management or operations of Xi’an Haitian.
(d)	On November 27, 2006, the Company entered into a subscription agreement with China Biotech Holdings Limited (“China Biotech”) to issue 1,500,000 new shares and 2,000,000 warrants at US$2.50 each and US$0.01 each, respectively. The total consideration was Rmb 29,422. The transaction was completed on January 12, 2007 and the subscription proceeds were fully received by the Company simultaneously. Following the completion of the transaction, China Biotech became the single largest shareholder of the Company by owning 24.74% of the total outstanding shares of the Company.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, unless otherwise stated)
18	Related party transactions (continued)
As of December 31, 2005 and 2006, the balances with related parties were as follows:-

	December 31,
	2005	2006
	Rmb	Rmb
Balances with related parties:
Due from related parties
Proceeds receivable from Beijing Holdings, a shareholder, in respect of sale of shares of Xi’an Haitian Antenna (Note e)	2,167	—
Proceeds receivable from Beijing Holdings, a shareholder, in respect of sale of product of Anji Bio (Note f)	18	—
Subscription proceeds receivable from China Biotech (Note d )	—	29,422
Funds held by China Biotech for potential acquisition of technology and business in China (Note g)	6,262	6,242
Due from China Biotech (Note h)		500

	8,447	36,164

Due to related parties:
Due to BEDC, the holding company of a shareholder (Note i)	645	59
Due to China Biotech (Note j)	244	890

	889	949

Note
(e)	On November 17, 2005, the Company entered into a sale and purchase agreement with Beijing Holding to dispose of all of the shares it held in Xi’an Haitian for cash consideration of Rmb2.17 million. The value of the consideration was determined by the quoted closing stock price of Xi’an Haitian at HK$0.33 per share at the date of the agreement.
(f)	Anji Bio sold their health product totaling Rmb 18 to Beijing Holdings. However, the full provision was made for our investment in Anji Bio for the fiscal year ended December 31, 2006, the consolidated balance sheet at December 31, 2006 did not include the accounts of Anji Bio.
(g)	China Biotech is the single largest shareholder of the Company since January 12, 2007. China Biotech has experience in the nutraceutical business in China. China Biotech’s experience includes making investments in companies and technologies involved in this industry. In view of China Biotech’s experience, the Company deposited Rmb 6.242 million with China Biotech for the purpose of making (with the assistance of China Biotech) potential acquisitions of technology and businesses in the nutraceutical industry in China. There was no agreement signed for the funds deposited with China Biotech and the Company can withdraw the funds without any restrictions.
(h)	The amount represented the loan repayment on behalf of China Biotech Holdings Ltd. by Zhejiang Innoessen.
(i)	The amount represented the contract sums received on behalf of BEDC by BHLHK in Hong Kong as the customer of BEDC paid in Hong Kong dollars whereas BEDC did not maintain a Hong Kong dollar bank account in Hong Kong.
(j)	The amount represented administrative expenses paid on behalf of CNT and Shenzhen Inocessen by China Biotech in China.
          The balances with related parties are unsecured and interest-free, and have no fixed terms of repayment.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, unless otherwise stated)
19	Retirement benefits
     As stipulated by the regulations of PRC, the PRC subsidiary is required to make contributions to the retirement fund organized by the PRC government at the rate of 19% of the base salaries of their staff. Contributions made in connection with the mandatory fund, which are expensed as incurred, were Rmb363, Rmb401 and Rmb546 for the years 2004, 2005 and 2006, respectively. The PRC subsidiary has no obligation for the payment of pension benefits beyond the annual contributions described above.
20	Common Stock

Common Stock of the Company as of December 31, 2005 and 2006 was as follows:

			Ordinary shares
	Shares		with par value	Additional
	Common Stock	Treasury Stock	US$0.01 each	paid-in-capital	Total
			Rmb	Rmb	Rmb
December 31, 2004	6,894,497	2,150,391	571	187,159	187,730
Issues of shares for acquisition during the year	4,380,000	—	339	79,589	79,928
Stock options granted to certain consultants (Note (a))	—	—	—	701	701

Stock options granted to officers (Note (b))	—	—	—	2,475	2,475

Cancellation of treasury stocks	—	(2,150,391)	—	—	—

December 31, 2005	11,274,497	—	910	269,924	270,834

Issues of shares for financing during the year	2,500,000	—	165	48,601	48,766
Issues of warrants during the year (Note (f))		—		234	234
Proceeds from exercise of stock option	35,000	—	3	502	505
Stock options granted to certain consultants (Note (a))	—	—	—	14,038	14,038
Stock options granted to chairman, officers, directors and staff (Note (e))	—	—	—	2,393	2,393

December 31, 2006	13,809,497	—	1,078	335,692	336,770

(a)	This represented the fair value of the stock options granted to certain consultants.

(b)	This represented the expenses of the stock options granted to the Company’s chairman and chief executive officer.

(c)	The entire treasury stocks of 2,150,391 shares of the Company had been cancelled during the year ended December 31, 2005

(e)	This represented the expenses of the stock options granted to the Company’s chairman, officers, directors and staffs.

(f)	This represented 3,000,000 warrants issued at US$0.01 per warrant, with the exercise price at US$5.00 per share.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, unless otherwise stated
21	Contingencies and commitments
     Operating lease commitments
     As of December 31, 2005 and 2006, the Group had future aggregate minimum lease payments under non-cancelable operating leases as follows:

	December 31,
	2005	2006
	Rmb	Rmb
In respect of land and buildings
- Not more than one year	615	506
- More than one year and not more than five years	332	253

Total	947	759

     The Company is a party to six lease agreements for office premises, production base and staff quarters. The lease agreements are decribed below:
(a)	The lease agreement for our Corporate Office (situated in Hong Kong) commenced on May 27, 2005, and shall continue for a period of two years, at a monthly rent of Rmb31. As of December 31, 2006, the future minimum lease payments under this non-cancelable operating lease amounted to Rmb153 for year ending December 31, 2007.
(b)	The lease agreement for staff quarters (situated in Hong Kong) for managers of our Corporate Office commenced on December 11, 2005, and shall continue for a period of two years, but it can be ternminated after one year, at a monthly rent of Rmb7. As of December 31, 2006, the future minimum lease payments under this non-cancelable operating lease amounted to Rmb14 which represented two months of rent for year ending December 31, 2007. Upon mutual agreement with the landlord, the lease agreement was cancelled earlier.
(c)	The lease agreement for staff quarters (situated in Hong Kong) for Alan Li, the Chairman of the Board and Chief Executive Officer of the Company, commenced on December 8, 2005, and shall continue for a period of two years, but it can be ternminated after one year, at a monthly rent of Rmb8. As of December 31, 2006, the future minimum lease payments under this non-cancelable operating lease amounted to Rmb8 which represented one month of rent for year ending December 31, 2007. Upon mutual agreement with the landlord, the lease agreement was cancelled earlier.
(d)	The lease agreement for the office of BBHL commenced on November 11, 2006, and shall continue for a period of two years, at a monthly rent of Rmb25. As of December 31, 2006, the future minimum lease payments under this non-cancelable operating lease amounted to Rmb304 and Rmb253 for years ending December 31, 2007 and 2008 respectively.
(e)	The lease agreement for the office of Zhejiang Innoessen (situated in Hangzhou, PRC) commenced on November 1, 2006, at a monthly rent of Rmb9 through June 30, 2007. As of December 31, 2006, the future minimum lease payments under this non-cancelable operating lease amounted to Rmb28 for the year ending December 31, 2007.
     Lease rental costs incurred by the Group for the year ended December 31, 2004, 2005 and 2006 amounted to Rmb519, Rmb1,052 and Rmb759 respectively.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, unless otherwise stated
21	Contingencies and commitments (continued)
Capital commitments
Investment in China Merchants Zhangzhou Development Zone Innoessen Biotech Company Limited
     On December 22, 2006, Zhangzhou Innoessen, was incorporated in Zhangzhou, PRC, as the core manufacturing base and quality control center for our green industry. The total amount of registered capital is HK$7 million which was fully injected on February 1, 2007.
Contingencies
     On June 20, 2006, the Anji Buyers filed claims against Anji Bio and Zheijiang Innoessen in the People’s Court of the Anji County (the “Anji Court”) with respect to the unlawful termination of services of the ex-general manager of Anji Bio. The Anji Buyers have requested for the Anji Count to order the termination was unlawful and pay Rmb50 as economic compensation to the ex-general manager. The case has been scheduled to take place on July 31, 2006. Pursuant to the Anji Memorandum, it was mutually agreed to defer the litigation. As also stipulated in the same memorandum, the litigation would be cancelled upon the completion of the Anji Memorandum. The Group has not provided for the claim as the management of the Company has confidence in completing the Anji Memorandum.
     To date, the execution of the Anji Memorandum has still not been completed, due to differences in interpreration of settlement terms. However, the Zhejiang Innoessen and Anji Buyers mutually applied to the Court to cancel all litigations during the fourth quarter of 2006, including the claim from Mr. Hu in relation to an economic compensation of Rmb50 for unlawful termination of his employment in Anji Bio.

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
     Summarized financial information by business segment of our continuing operations for 2006, 2005 and 2004 is as follows:

			Net
			Identifiable	Depreciation
		Operating	assets/	and	Capital
	Revenues	loss	(liabilities)	amortization	expenditures
	Rmb	Rmb	Rmb	Rmb	Rmb
Year 2006
IT Operations	9,291	65	1,822	139	81
Nutraceutical Operations	52	(8,979)	(789)	6,547	968

Total operating segments	9,343	(8,914)	1,033	6,688	1,04
Corporate	—	(99,957)	49,607	216	77

Group	9,343	(108,871)	50,640	6,902	1,126

Year 2005*
IT Operations	6,468	(3,269)	2,579	67	221
Nutraceutical Operations	20	(1,290)	11,890	239	16,584

Total operating segments	6,488	(4,559)	14,469	306	16,805
Corporate	—	(13,274)	14,713	118	454

Group	6,488	(17,833)	29,182	424	17,259

Year 2004
IT Operations	2,720	(7,798)	(1,920)	76	—

Total operating segments	2,720	(7,798)	(1,920)	76	—
Corporate	—	(2,981)	33,473	—	—

Group	2,720	(10,779)	31,553	76	—

*	Certain revenues and expenses were reclassified to discontinued operations for comparative purposes
     The Group is engaged in the provision of information technology and network security services and the sale and marketing of nutraceutical products to a wide range of industries and end users within the PRC. All the Group’s revenue is derived from sales to customers located in the PRC. Approximately, 25.07%, 24.8% and 19.99% of the total revenues were contributed by three major customers of our IT operations during the year ended December 31, 2005.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, unless otherwise stated)
22	Segment information (continued)
     The Group operates mainly in the PRC and accordingly no geographical segment information is presented.
     There are no sales or other transactions between the segments. Segment assets consist primarily of cash and cash equivalents, inventories, trade receivables, other assets and fixed assets. Segment liabilities comprise operating liabilities.
     In 2004, operating loss of segments include goodwill impairment loss of Rmb4,337 for IT Operations. In 2006, operating loss of segments include another goodwill impairment loss of Rmb 69,526 for Nutraceutical Operations.
     Following the disposal of the production base in Anji Bio (Note 7), the Company could not continue with production and sales of nutraceutical products. The Company gradually discontinued all sales relationships with customers of Nutraceutical operations towards the end of 2006. Furthermore, as disclosed in Note 7, the Company decided to exit the Nutraceutical Operations and dispose off the interests in CNT and Zheijiang Innoessen (Note 23).
23	Subsequent events
1. Letter of intent with Going International Limited
On February 5, 2007, the Company entered into a non-binding letter of intent (the “LOI”) with Going International Limited (“Going International”), which owns 58% of the issued share capital of Huitong Food Holdings Limited (“Huitong Food”). Going International is the controlling shareholder of Huitong Food, which, upon completion of the restructuring, will become the holding company of Luohe Huixi Food Co. Ltd., principally engaged in the business of meatpacking. Pursuant to the terms of the LOI, the Company and Going International will enter into a convertible debt agreement pursuant to which Company will subscribe and Going International will issue, a convertible note of HK$ 10 million for cash (the “Going Note”). CTDC will be entitled to convert the Going Note into shares of Huitong Food prior to its proposed initial public offering on the Hong Kong Stock Exchanges.
2. Issue of new shares to Max Winner Investments Limited, Smartweed Investments Limited and Xinhua Gold Net International Co. Ltd.
     On April 12, 2007, the Company entered into Subscription Agreements with Xinhua Gold Net International Co., Ltd., Smartweed Investments Limited and Max Winner Investments Limited in relation to the issuance and purchase of 1,500,000 new common Shares (“Subscription Shares”) for cash consideration of US$4.00 per share. Subject to the terms and conditions of the Subscription Agreements, Xinhua Gold Net International Co., Ltd., Smartweed Investments Limited and Max Winner Investments Limited will subscribe and purchase 1,250,000, 150,000 and 100,000 Subscription Shares from the Company, respectively. In addition, Max Winner Investments Limited will subscribe for warrants to purchase shares in an amount of 1,250,000 warrant Shares, issuable upon the exercise of the warrants at an exercise price of US$8.00 per share from the Company. The subscription premium for the warrants is US$0.01 per warrant. Upon completion of the transaction, the Company will receive a total consideration of US$6 million.
3. Restructuring Shenzhen Innoessen and Zhangzhou Innoessen into the new holding limited anddisposal of CNT group.
     On April 24, 2007, CNT entered into a sale and purchase agreement with Sinofield, pursuant to which CNT transferred its 100% equity interests in Zhangzhou Innoessen Biotech Co., Ltd. to Sinofield. In addition, on April 24, 2007, CNT transferred its 100% equity interests in Shenzhen Innoessen to Southwick.
     On April 27, 2007, the Company entered into a sale and purchase agreement with Win Horse Investments Limited for disposal of the Company’s entire interest in CNT, including its equity interest in Zhejiang Innoessen, for cash consideration of HK$10 million. The transaction will be subjected to the shareholders’ approval in the Annual General Meeting in 2007.
4. New Lease for Corporate Office
     The new lease agreement of our Corporate Office (situated in Hong Kong) commenced on April 1, 2007 and shall continue for a period of two years, at a monthly rent of Rmb68, the future minimum lease payments under this non-cancellable operating lease amounted to Rmb611, Rmb814 and Rmb204 for years ending December 31, 2007, 2008 and 2009, respectively.
5. Lease for the Company’s production base
     On December 22, 2006, we incorporated the Zhangzhou Innoessen to be the core manufacturing base and quality control center of products for new business in developing eco-friendly technologies in future. On January 1, 2007, we signed a cancelable lease for 10 years commencing January 1, 2007 to December 31, 2016 for our production base in Zhangzhou PRC. The total area for the production base is 4,758m2. The monthly rent is Rmb29 for the first two years, Rmb33 for the next three years, Rmb38 for years six and seven and Rmb45 for the last two years of the lease.