Form 20-F
period 2007-12-31
CHINA TECHNOLOGY DEVELOPMENT GROUP CORP
filed 2008-06-30
CIK 1027454

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
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
Chief Financial Officer, telephone: (852)31128461; fax: (852)31128410
At the address of the Company set forth above

(Name, Telephone,E-mail and/or Facsimile number and Address of The Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

Common Stock, Par Value US$0.01 each	NASDAQ

Securities registered or to be registered pursuant to Section 12(g) of the Act.
None

(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None

(Title of Class)
As of December 31, 2007, there were 15,028,665 shares of Common Stock outstanding, with par value of US$0.01 each.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.       ☐ Yes      ☑ No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.       Yes ☐       No ☑
Indicate by check mark Whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d)of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.       Yes ☑       No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑
Indicate by check mark which basis of accounting the registration has used to prepare the fiancial statements included in this filing:
U.S.GAAP ☑        International Financial Reporting Standards as issued by the International Accounting Standards Board ☐        Other ☐
If “Other” has been checked in response to the previous question, indicate by check mark which consolidated financial statement item the registrant has elected to follow.
Item 17 ☐      Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).       Yes ☐      No ☑

Introduction
This Annual Report on Form 20-F includes our audited consolidated financial statements as of December 31, 2006 and 2007, and for each of the three years in the period ended December 31, 2005, 2006 and 2007.
We list our common stock, par value of US$0.01 on the Nasdaq Capital Market, or Nasdaq, under the symbol “CTDC” (formerly known as “TRFDF”).
Except as otherwise required and for purposes of this Annual Report only:
•	“CTDC”, “Company”, “us” or “we” refer to China Technology Development Group Corporation. The term “you” refers to holders of our common stock and preferred stock.
•	“Hong Kong” and the “Government” refer to the Hong Kong Special Administrative Region of the People’s Republic of China and its government, respectively.
•	“China” and the “Chinese government” refer to the People’s Republic of China and its government.
•	All references to “Renminbi,” or “Rmb” are to the legal currency of China, all references to “U.S. dollars,” “dollars,” “$” or “US$” are to the legal currency of the United States and all references to “Hong Kong dollars” or “HK$” are to the legal currency of Hong Kong. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

PART I
Item 1. Identity of Directors, Senior Management and Advisers
          Not Applicable.
Item 2. Offer Statistics and Expected Timetable
          Not Applicable.
Item 3. Key Information
     A. Selected financial data.
          The following selected financial data should be read in conjunction with Item 5 — “Operating and Financial Review and Prospects”, and the Financial Statements and Notes thereto included elsewhere in this Annual Report.
          The selected financial data at December 31, 2006 and 2007 and for the years ended December 31, 2005, 2006 and 2007 have been derived from and should be read with our audited consolidated financial statements, including notes to the consolidated financial statements, included in this Annual Report beginning on page F-1. We derived the selected financial data at December 31, 2003, 2004 and 2005, and for the years ended December 31, 2003 and 2004 from our consolidated financial statements, which have been prepared in accordance with U. S. generally accepted accounting principles (“GAAP”), but have not been included in this annual report.
          All financial data included elsewhere in this Annual Report are expressed, unless otherwise stated, in the nearest thousand of Renminbi. This Annual Report contains translations of Renminbi amounts into U.S. dollar amounts, solely for your convenience. Unless otherwise indicated, the translations have been made at Rmb7.2946 = US$1.00, which was the noon buying rate in New York City for cable transfers in Renminbi as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2007. See Item 3 “Key Information — Selected Financial Data — Exchange Rate Information” for historical information regarding this noon buying rate. You should not construe these translations as representations that the Renminbi actually represents such U.S. dollar amounts or could have been or could be converted into U.S. dollars at the rate indicated or at any other rates.

	(Amounts in thousands, except per share data)
	Year	Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended	Ended
	December	December	December	December	December	December
	31,	31,	31,	31,	31,	31,
	2003	2004	2005	2006	2007	2007
	Rmb(1)	Rmb(1)	Rmb(1)	Rmb(1)	Rmb(1)	US$(2)
Consolidated Statement of Operations Data:

Revenues	8,405	2,720	6,468	9,291	7,680	1,053

Cost of sales	4,421	1,394	2,491	4,244	3,866	530

Gross Profit	3,984	1,326	3,977	5,047	3,814	523

Operating Loss	(4,378)	(10,779)	(16,676)	(30,720)	(25,415)	(3,484)

Other Income (expense)
Interest income	119	243	259	214	827	113
Finance costs	—	—	(2)	—	—	—
Gain (loss) on disposal of available-for-sale securities	2,013	100	(2,596)	(488)	15,500	2,125
Dividend income from available-for-sale securities	295	67	115	4	58	8
Exchange gain	—	—	—	—	559	77
Others, net	2	—	(28)	(6)	21	2

Loss from continuing operations	(1,308)	(10,369)	(18,933)	(30,996)	(8,840)	(1,213)

Income/(loss) from discontinued operations	366	254	(599)	(83,590)	1,729	237

Net loss for the year	(942)	(10,115)	(19,532)	(114,586)	(7,111)	(976)

Net loss per share	(0.14)	(1.47)	(2.67)	(10.13)	(0.50)	(0.07)

Net loss per share from continuing operations	(0.19)	(1.51)	(2.58)	(2.74)	(0.62)	(0.09)

Net earnings (loss) per share from discontinued operations	0.05	0.04	(0.08)	(7.39)	0.12	0.02

	(Amounts in thousands, except per share data)
	Year	Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended	Ended
	December	December	December	December	December	December
	31,	31,	31,	31,	31,	31,
	2003	2004	2005	2006	2007	2007
	Rmb	Rmb	Rmb	Rmb	Rmb	US$(2)
Consolidated Balance Sheet Data: (As of year-end)

Total assets	51,582	39,355	117,849	64,751	115,888	15,887

Total liabilities	5,391	6,501	13,626	14,111	35,699	4,894

Shareholders’ equity	46,191	32,854	98,708	50,640	80,189	10,993

(1)	During the fiscal year ended December 31, 2005, we disposed of the Zhuhai branch of Beijing BHL Networks Technology Co., Ltd (“BBHL”) and during the fiscal year ended December 31, 2006, we disposed of Anji Science Bio-Product Inc. (“Anji Bio”), the production base of our Nutraceutical Operations. The management of the Company approved the disposal of the Nutraceutical Operations on April 23, 2007. During the fiscal year ended December 31, 2007(“the 2007 Period”), we regarded CNT as discontinued operations pursuant to Statement of Financial Accounting Standards (“SFAS”) No.144 “Accounting for the Impairment or Disposal of Long-Lived Assets”. The operating results up to the date of disposal and the loss resulted from the disposal were reported as discontinued operations (see Note 6 in consolidated financial statements). To conform to the presentation of the current year, the comparative operating results of the discontinued operations for the years ended December 31, 2003, 2004, 2005 and 2006 were reclassified as discontinued operations.

(2)	For the convenience of the reader, translation of amounts from Renminbi into United States Dollars has been made at the noon buying rate in New York City for cable transfer in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2007 of Rmb7.2946 = US$1.00.
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
We normally maintain our financial statements in Renminbi, as our business is primarily conducted in China and its local currency is in Renminbi. Reports will be made to shareholders and will be expressed in Renminbi. The conversion of Renminbi into U.S. dollars in this Annual Report is based on the noon buying rate in New York City for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Renminbi to U.S. dollars in this Annual Report were made at US$1.00 to Rmb7.2946, which was the prevailing rate on December 31, 2007. The prevailing rate on May 30, 2008 was US$1.00 to Rmb6.9400. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The Chinese government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.
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

	Average	High	Low	Period-end
	(Rmb per U.S. $1.00)
2002 (1)	8.2770	8.2800	8.2669	8.2800

2003 (1)	8.2770	8.2800	8.2765	8.2769

2004 (1)	8.2768	8.2774	8.2764	8.2765

2005 (1)	8.1472	8.2765	8.0702	8.0702

2006 (1)	7.9579	8.0702	7.8041	7.8041

2007(1)	7.5806	7.7714	7.2946	7.2946

December 2007 (2)	7.3682	7.4120	7.2946	7.2946

	Average	High	Low	Period-end
	(Rmb per U.S. $1.00)
January 2008 (2)	7.2405	7.2946	7.1818	7.1818

February 2008 (2)	7.1644	7.1973	7.1100	7.1115

March 2008 (2)	7.0722	7.1110	7.0105	7.0120

April 2008 (2)	6.9997	7.0185	6.9840	6.9870

May 2008 (2)	6.9725	7.0000	6.9377	6.9400

June 2008(2)(3)	6.9034	6.9633	6.8630	6.8630

(1)	Annual average is calculated by averaging the rates on the last business day of each month during the relevant period.

(2)	Monthly average is calculated by averaging the daily rates during the relevant period.

(3)	The month end is assumed on June 26, 2008
     B. Capitalization and indebtedness.
          Not Applicable.
     C. Reasons for the offer and use of proceeds.
          Not Applicable.
     D. Risk factors.
The following factors and other additional risks not presently known to us or that we deem immaterial may have a material adverse effect on our business, financial condition, liquidity, results of operations or prospects, financial results or otherwise. Reference to this cautionary statement in the context of a forward-looking statement or statements shall be deemed to be a statement that any one or more of the following factors may cause actual results to differ materially from those in such forward-looking statement or statements.
You should carefully consider the risks described below and other information in this Annual Report before deciding to invest in the Company. If any of the following risks actually occur, our business, financial condition and results of operation could be materially and adversely affected. Accordingly, the trading price of our common stock could decline and you may lose all or part of your investment in our company. The risks and uncertainties described below are not the only ones we face. Additional risks that we currently do not know about or that we currently believe to be immaterial may also impair our business operations.
(a) Risks Related to Our Company and Our Industry
(1) Our limited operating history and evolving business strategy may not serve as an adequate measure for future prospects and results of our operations.
We have limited experience in the businesses in which we are currently involved.
There is limited historical information available about our company upon which you can base your evaluation of our network security and solar businesses and prospects. As such, our limited historical operating results may not provide a meaningful basis for evaluating our businesses and financial performance. We were formed in 1996 and engaged in the sanitary wares and ceramic tiles manufacturing business, which was changed to the Internet related business in June 2000 and then the addition of Nutraceutical related business in October 2005 which was fully disposed at end of December 2007. In September 2007, the Company entered into the solar industry by manufacturing the SnO2 solar base plates. Currently, we have installed the first SnO2 thin-film base plate production line at China Merchants Zhangzhou Development Zone. As a result, we have not shipped any base plates and have not yet recognized any revenues from sales of our solar base plates.

The network security and solar power markets are rapidly evolving and are experiencing technological advances and new market entrants. Our future success will depend on our ability to expand our new core business in manufacturing our SnO2 base plates. Moreover, the manufacturing business of SnO2 base plates is only in the early stage of expansion, and we have limited experience upon which to predict whether it will continue to be successful. As a result, you should consider our business and prospects in light of the risks, expenses and challenges that we will face as an early-stage company seeking to develop and manufacture new products in a growing and rapidly evolving market. Accordingly, you should not rely on our results of operations for any prior periods as an indication of our future performance.
(2) We may not be able to manage our new business expansion of operations effectively.
We announced our solar energy business in September 2007. Currently, we have installed the first SnO2 thin-film base plate production line at Tangyang Industrial Zone of China Merchants Zhangzhou Development Zone of PRC for product commercialization. We anticipate that there is continued market growth in demand for our photovoltaic (“PV”) products in the future, which requires us to expand our business to capture the emerging market opportunities and increase the penetration and market share. To manage the potential expansion of our business operations, we need to improve our operational and financial systems, internal procedures and risk control system, increase the manufacturing throughput, and recruit, train and manage our employee base, especially the engineering and manufacturing operation management team. Meanwhile, our management will be required to maintain and strengthen the relationship with our suppliers, strategic partners, customers and local governments, etc. We can not assure our current and planned operations, systems and internal controls will be adequate to support our rapid expansion. If we are not able to manage the business expansion very effectively, we may not be able to well execute our business strategies to capture the strong market opportunities and ensure the profitability.
(3) We have continued to incur operating losses and we cannot provide assurance that we will achieve or sustain profitability.
We have incurred operating losses in the preceding five years as follows:

Operating loss
Year	(in thousands of Rmb)
2003	(4,378)
2004	(10,779)
2005	(16,676)
2006	(30,720)
2007	(25,415)
The profit incurred from our discontinued operations for the fiscal year ended December 31, 2007 amounted to Rmb1.73 million. The loss from discontinued operations for the fiscal year ended December 31, 2005 and 2006, were Rmb0.60 million and Rmb83.59 million, respectively.
The rapidly evolving markets in which we operate our businesses have made it difficult for us to estimate our future performance and profitability. Our ability to achieve profitability in the future is uncertain and will depend largely on the successful commercialization of our solar base plates, as to which there can be no assurance. We cannot foresee whether that operating losses will not increase in the future because our revenues, gross margins and operating results may fluctuate significantly due to, among other things:
–	our ability to obtain timely and accurate user sales information;

–	the effectiveness of our distribution channel;

–	product upgrading or updating progress by us or our competitors;

–	the mix of products sold;

–	our competitors’ price changes;

–	our research and development and marketing abilities;

–	our acquisition costs of new technology or businesses;

–	employee wage pressure arising from increased competition for skilled employees and increased governmental staff welfare regulations; and

–	extraordinary costs incurred for acquisitions or any reductions in work force, if any.

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
(4) We expect that we will need to obtain additional financing to continue to operate our business, including significant capital expenditures to increase our production capacity.
We have in the past experienced substantial losses and negative cash flow from operations. We expect that we will continue to need significant financing to operate our new business, including capital expenditures to expand our production capacity. In particular, we believe that we will require additional funding for manufacturing capacity expansion of our SnO2 production lines from the current planned 6-8 production lines per annum to a total expected of more than 20 production lines by 2010. There can be no assurance that such additional financing will be available or that the terms of such additional financing, if available, will be acceptable to us. If additional financing is not available or not available on terms acceptable to us, our ability to fund our operations, develop and expand our manufacturing operations and distribution network, maintain our research and development efforts or otherwise respond to competitive pressures may be significantly impaired. If we need to pay higher than anticipated costs for additional financing, our results of operations or financial condition may be materially and adversely affected and could result in operating and financial covenants that would restrict our operations. If new shares are issued for financing or acquisition purposes, interests of existing shareholders will be diluted.
(5) We may not be competitive and increased competition could seriously harm our business.
Many of our competitors have one or more of the following advantages over us:
–	Longer operating history;

–	Greater financial, technical, marketing, sales and other resources;

–	Greater profitability in their operations;

–	Superior product functionality in certain areas;

–	Greater name recognition;

–	A broader range of products to offer; and

–	A larger base of customers.
Current and potential competitors have established, or may establish, cooperative relationships among themselves or with third parties to enhance their sales, which may result in increased competition. As a result of these and other factors, we may be unable to compete successfully with our existing or new competitors. With China entering into the World Trade Organization (“WTO”), more and more foreign companies are entering into the Chinese markets. They also impose great potential competition to our business.
According to a report issued by CIBC World Markets Corp in November 2007, there are over 19 companies in the world to produce thin-film solar modules including major players in the Amorphous Silicon (a-Si) market such as Sharp, Energy Conversion Devices, EPV, and Kaneka, etc., which will be our potential customers. Our direct competitors are Asahi, Pilkington, AFG which are leading glass producers in the world and have established more prominent market positions. Although we have competitive advantages such as lower labor cost and stronger local government support, we will still be unable to increase our sales if we fail to attract and retain sufficient customers, establish successful distribution networks and manage sound sales and marketing for our SnO2 base plates. We expect to compete with future entrants to the solar market that offer new technological solutions. We may also face competition from semiconductor manufacturers, a few of which have already announced their capital investment to enter the solar business.
(6) We may face risks in retaining our employees.
Our future success depends significantly on our ability to attract, train and retain the skilled labor force especially the technical personnel and our top executive officers. Recruiting and retaining capable personnel, particularly those with expertise in the PV industry and operation management, are vital to our success. If one or more of our executive officers or key technical persons are unable or unwilling to continue their employment, we may not be able to replace them very timely and effectively. Therefore, our business may be severely disrupted, and we may incur additional expenses to recruit and retain new replacements. Furthermore, we could not assure the current key employees would not join our competitors or form a brand-new competing company although we have entered into non-competition and confidentiality agreements with these key employees, given the limited enforceability of these types of agreements in China. Besides, we will still face the risk that some key technical personnel from our subsidiary might divulge our protected intellectual property or trade secrets to competitors even though we have established very stringent security system to protect our know-how in terms of thin-film base plate’s production.
(7) We are subject to risks of excessive reliance on certain significant customers.
50.7% of our sales in 2007 were generated by three major customers of network security business. Although we believe that we have maintained good relationships with these customers, we cannot assure you that we will continue to maintain good relationships with these customers. A loss of any of these customers would have a material adverse effect on our business, results of operation and financial condition.
(8) We may not successfully integrate acquired business, products and technologies.
As a component of our business and growth strategy, we intend to acquire companies, products and technologies that we feel will enhance our business model, revenue base, operations and profitability. The acquisitions may result in use of significant amounts of cash, dilutive issuances of common stock and significant annual impairments of goodwill and intangible assets, each of these could materially and adversely affect our results.
We may also encounter problems in implementing effective controls over acquired businesses, including:
–	the difficulties of integrating, assimilating and managing the operations, technologies, intellectual property, products and personnel of the acquired business;

–	the diversion of management attention to business concerns of the acquired business from that of our existing operation;

–	declining employee morale and retention issues for employees in the acquired business;

–	the risk of litigation by terminated employees and contractors; and

–	our lack of familiarly with other conditions and business practices of the acquired business
We cannot assure you that we will be able to deliver new technological products on a commercially viable basis or in a timely manner, or at all. Any failure in implementation of our strategies could materially adversely affect our business, financial condition and results of operations
(9) We may not be able to keep pace with the rapid technological changes in the market, new competition, and new product developments.
The markets in which our business is involved are highly fragmented and characterized by ongoing technological developments, evolving industry standards and rapid changes in customer requirements. The solar energy market, especially, is at a relatively early stage of development and the extent to which solar products will be widely adopted is uncertain. Market data in the solar industry are not as readily available as those in other more established industries where trends can be assessed more reliably from data gathered over a longer period of time. If the thin-film based solar products prove unsuitable for widespread adoption or if demand for building integrated photovoltaics (“BIPV”) fails to develop sufficiently, we may not be able to generate adequate revenues to support our viability and future growth.
Our success will depend on our ability to
–	provide a broad range of network security, network management software products and solar thin film products;

–	timely develop and introduce new products with technological advances;

–	respond promptly to new customer requirements;

–	comply promptly with evolving industry standards;

–	provide reliable thin-film solar products to customers at the lowest costs;

–	control delays and cost overruns due to many external beyond-control factors such as increases in raw materials prices and problems with equipment vendors;

–	receive available government subsidies and incentives to support the development of the solar energy industry; and

–	execute our business strategy and expansion plan effectively.
(10) We do not intend to pay dividends.
Payment of dividends is within the discretion of our Board of Directors. Our Board of Directors does not intend to declare any dividends in the foreseeable future, but instead intends to retain all future earnings, if any, for use in our business operations.
(11) We are subject to risk of computer hackers’ attacks.
Following the increase in computer crimes in China, computer hackers may create viruses to sabotage or otherwise attack our products. Although no such event has occurred or been discovered to date, the adverse impact arising from any virus sabotage or attacks cannot be ignored. If sabotage or attacks on our network security products do happen, our customers’ computer systems could be seriously damaged. Consequently, our business will be adversely impacted as a result of our impaired professional image.
(12) We may be unable to sustain our sales growth and profitability if the sufficient demand for thin-film products does not develop or takes longer to develop than we expected.
The demand for thin-film based products in China may not develop or may take longer to develop than we expected. There are many factors that could affect the demand for thin-film based products, which include:
–	efficiency and performance of thin-film solar products compared to crystalline silicon solar products;

–	cost-effectiveness (cost per watt) of thin-film solar products compared to crystalline silicon solar products and other non-solar energy sources and products;

–	reliability of thin-film solar products compared to crystalline silicon solar products and other non-solar energy sources and products;

–	availability of government subsidies and incentives to support the development of the PV industry;

–	breakthrough of other alternative energy technologies, such as wind power and biomass, etc.;

–	price change of other conventional and non-solar alternative energy sources, such as oil; and

–	capital expenditures by solar products purchasers, which might decrease when the economy slows down.
Any failure in such implementation may have an adverse effect on our business, results of operations and financial condition.
(13) We may not be able to successfully implement our growth strategies.
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
(14) We have limited business insurance coverage in China and may incur losses resulting from product liability claims, business disruption or litigation or natural disasters..
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
Due to our limited historical experience, we are unable to predict whether product liability claims will be brought against us in the future or the effect of any resulting adverse publicity on our business. Any business disruption or litigation might result in our incurring substantial costs and the diversion of resources.

(15) We may not be able to refine our technology R & D and develop and introduce new solar solutions which will subsequently result in the reduction of our competitiveness, sales and market share.
The solar industry is developing very rapidly and most of our industry competitors have strong viability based on their know-how and advanced solar technology. If we want to survive and take a good position, we will need to invest significant financial resources in our research and development to keep up with the technological advances in the PV industry. For example, R & D breakthroughs in crystalline silicon-based solar companies may generate a tremendous cost reduction, which will lead to sudden and sharp drop in sales for thin-film focused solar companies such as us. Therefore, our failure to further refine our technology and develop and introduce new solar products could render our products uncompetitive or obsolete, and result in a decline in our market share.
(16) We are subject to risks of acquisition of new business, products and technologies.
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
(17) Unauthorized use of our intellectual property by third parties, and the expenses incurred in protecting our intellectual property rights, may adversely affect our business.
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
We may face foreign competition as a result of China’s entry into WTO. China formally became a member of the WTO in 2002. China is required to reduce tariffs and to eliminate other trade restrictions, which may lead to increased foreign investment and foreign competition in China’s markets from international companies and the impact of which on China’s economy and our business would remain uncertain. The foreign competitors are usually characterized by better research and development and financial backup who can bear a longer period of net operating loss and have larger scale marketing campaign. Even with locally developed products occupying the majority of the existing market share, we cannot assure you that this strength will be maintained, particularly when foreign competitors form joint ventures with certain local competitors. Any success in increasing market share by foreign competitors will materially and adversely affect our business, results of operations and financial condition.
We may experience foreign currency losses due to fluctuations in exchange rates. The Chinese government controls the conversion of the Chinese currency, the Renminbi. We must rely on the Chinese government’s foreign currency conversion policies, which may change at any time, in regard to our currency exchange needs. In 2007 and 2006, our total revenue was received in Renminbi, which is not freely convertible into other foreign currencies. In China, the government has control over Renminbi reserves through, among other things, direct regulation of the conversion of Renminbi into other foreign currencies and restrictions on foreign imports. Although foreign currencies which are required for current account transactions, such as the payment of dividends to shareholders to foreign invested enterprises such as us, can be bought freely at authorized Chinese banks, the proper procedural requirements prescribed by Chinese law must be met. At the same time, Chinese companies are also required to sell their foreign exchange earnings to authorized Chinese banks and the purchase of foreign currencies for capital account transactions still requires prior approval of the Chinese government. This type of heavy regulation by the Chinese government of foreign currency exchange restricts certain of our business operations and a change in any of these government policies, or any other, could further negatively impact our operations.
In addition, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. Fluctuations in the exchange rate will also affect the relative value of any dividend we may issue in the future which will be exchanged into U.S. dollars and earnings from and the value of any U.S. dollar denominated investments we make in the future.
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
We may have limited legal recourse under Chinese law if disputes arise under our contracts with third parties. The Chinese legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedential value. In 1979, the Chinese government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past 25 years has significantly enhanced the protections afforded to various forms of foreign investment in China. However, the laws, regulations and legal requirements are constantly changing, and their interpretation and enforcement involve uncertainties. These uncertainties could limit the legal protections available to us and other foreign investors, including you. In addition, we cannot predict the effect of future developments in the Chinese legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. The Chinese government has enacted some laws and regulations dealing with matters such as corporate organization and governance, foreign investment, commerce, taxation and trade. However, their experience in implementing, interpreting and enforcing these laws and regulations is limited, and our ability to enforce commercial claims or to resolve commercial disputes is unpredictable. Due to our current business operations, we may be subject to the implementations, interpretations and enforcement of China’s laws by its courts or governmental agencies in connection with our contracts with third parties. The resolution of any such matters may be subject to the exercise of considerable discretion by agencies of the Chinese government, and forces unrelated to the legal merits of a particular matter or dispute may influence their determination. Any rights we may have to specific performance, or to seek an injunction under Chinese law, in either of these cases, are severely limited, and without a means of recourse by virtue of the Chinese legal system, we may be unable to prevent these situations from occurring. The occurrence of any such events could have a material adverse effect on our business, financial condition and results of operations.
(2) Our business may be adversely affected by Chinese government regulations.
Solar Business
Before Chinese government’s subsidies and economic incentives for on-grid and off-grid solar energy applications become determined and tangible, we may not be able to assure a significant growth in demand for our products. Globally speaking, the growth of many of solar markets including the largest one, Germany, as well as Spain and the United States, depends in part on the availability and amounts of government subsidies and economic incentives. But in China, the solar market is still in the early development stage and the Chinese central government has not announced determined and detailed policy in terms of subsidies and other incentive programs to support the solar companies in China. Although we can see emerging incentive policies including special government funding and tax write-off from local governments, the uncertainty still exists. Any reduction or elimination of such subsidies or incentives may have a materially adverse impact to the overall market and our revenues.
(c) Risks Associated with Investing in Our Common Stock.
Stock prices of technological-related companies, particularly companies with business operations primarily in China, have fluctuated widely in recent years, which could result in substantial losses to investors.
(1) Our stock price has been and may continue to be volatile.
Our stock price is volatile and has ranged from a per-share high of US$10.39 to a low of US$2.71 during the period from January 1, 2007 to May 30, 2008. On May 30, 2008, the closing price of our common stock was US$6.31 per share. Many factors affect our stock price which we cannot control. Our ability to meet the expectations of investors with respect to our operating and financial results may contribute to current and future stock price volatility.
The price and trading volume of our common stock may be highly volatile for business specific reasons. Factors such as variations in our revenue, earnings and cash flow, announcements of new investments, cooperation arrangements or acquisitions, and fluctuations in market prices for our services and products could cause the market price of our common stock to change substantially. Any of these factors may result in large and sudden changes in the volume and price at which our common stock trades. There is no assurance that these factors will not occur in the future.
(2) The sale or availability for sale of substantial amounts of our common stock could adversely affect their market price.
Sales of substantial amounts of our common stock in the public market in the future, or the perception that these sales could occur, could adversely affect the market price of our common stock and could materially impair our future ability to raise capital through offerings of our common stock.
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
(4) There have been historical deficiencies with our internal controls and there remain areas of our internal controls that require improvement. If we fail to maintain an effective system of internal control, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our common shares may be adversely impacted.
We are subject to reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002 (“SOX”), adopted rules requiring every public company to include a management report on such company’s internal controls over financial reporting in its annual report, which contains management’s assessment of the effectiveness of its internal controls over financial reporting. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of the company’s internal controls over financial reporting. Our management may conclude that our internal controls over our financial reporting are not effective. Moreover, even if our management concludes that our internal controls over financial reporting are effective, our independent registered public accounting firm may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed or operated, or if it interprets the relevant requirements differently from us.
As of December 31, 2007, our company’s disclosure controls and procedures were not effective because management has identified certain material weaknesses in our internal control over financial reporting which are contained in Section 15T Controls and Procedures. We plan to continue to take additional steps to improve our internal and disclosure controls to meet the deadline for compliance with the requirements of Section 404 of the Sarbanes-Oxley Act. Since the third quarter of 2007, we have engaged a consulting firm experienced in handling compliance with the requirements of SOX. However, if we are unable to implement solutions to deficiencies in our existing internal and disclosure controls and procedures, or if we fail to maintain an effective system of internal controls in the future, we may be unable to accurately report our financial results or prevent fraud and as a result, investor confidence and the market price of our common shares may be adversely impacted. Furthermore, we anticipate that we will incur considerable costs and devote significant management time and efforts and other resources to comply with Section 404 of SOX.
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
(5) As a “foreign private issuer”, we are not subject to certain rules promulgated by Nasdaq that other Nasdaq-listed issuers are required to comply with.
Our common shares are currently listed on the Nasdaq Capital Market and, for so long as our securities continue to be listed, we will remain subject to the rules and regulations established by Nasdaq applicable to listed companies. As permitted under Nasdaq rules applicable to foreign private issuers, we have determined not to comply with the following Nasdaq rules:
     • our independent directors do not hold regularly scheduled meetings in executive session;

     • the compensation of our executive officers is not determined by an independent committee of the board or by the independent members of the board of directors, and our CEO may be present and participate in the deliberations concerning his compensation;
     • related party transactions are not required to be reviewed or approved by our audit committee or other independent body of the board of directors; and
     • we are not required to solicit shareholder approval of stock plans, including those in which our officers or directors may participate; stock issuances that will result in a change in control; the issuance of our stock in related party transactions or other transactions in which we may issue 20% or more of our outstanding shares; or, below market issuances of 20% or more of our outstanding shares to any person.
As of the date of this Annual Report on Form 20-F, we have voluntarily complied with one or more of the foregoing provisions.
(6) Some information about us may be unavailable due to exemptions under the Exchange Act for a foreign private issuer.
     We are a foreign private issuer within the meaning of the rules under the Exchange Act. As such, we are exempt from certain provisions applicable to United States domestic public companies, including:
     • the rules under the Exchange Act requiring the filing with the Securities and Exchange Commission (“SEC”) of quarterly reports on Form 10-Q or current reports on Form 8-K;
     • the provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;
     • the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and
     • the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.
Because of these exemptions, investors are not provided with the same information which is generally available about domestic public companies organized in the United States.
Item 4. Information on the Company
A. History and development of the Company.
Our legal and commercial name is China Technology Development Group Corporation (“CTDC”). Our company, formerly known as Tramford International Limited, was incorporated as an International Business Company under the laws of the British Virgin Islands on September 19, 1995. Our registered office is located at P.O. Box 71, Craigmuir Chambers, Road Town, Tortola, British Virgin Islands, where only corporate administrative matters are conducted through our registered agent, Harneys Corporate Services Limited. Our principal executive office is located at Unit 1712-13, Tower 1, Admiralty Centre, No. 18 Harcourt Road, Hong Kong, and our telephone number is (852) 31128461. Our primary internet address is www.chinactdc.com.
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
Since February 2006, we had disputes with the then general manager and the minority shareholders of Anji Bio (the “Anji Buyers’) in terms of its future development strategy and consequently Zhejiang Innoessen entered into a memorandum with Anji Buyers on July 27, 2006 (the “Anji Memorandum”) pursuant to which the Company’s entire interest in Anji Bio held by Zhejiang Innoessen would be sold to Anji Buyers. The disposal of Anji Bio was not completed by September 30, 2006, the original completion date set forth in the Anji Memorandum, due to difference in interpreration of settlement terms between the Company and the Anji Buyers. During the fourth quarter of 2006, the Company continued to negotiate with the Anji Buyers on settlement terms, however, the Anji Buyers refused to cooperate with the Company again in executing the Anji Memorandum. In view of the fact that Company could not exert the control over the operational and financial aspects in Anji Bio, and that the property, plant and equipment had been idle for a long time without regular and proper maintenance, on December 29, 2006, the management of the Company decided to abandon Anji Bio and discontinue the Nutraceutical Operation (see Note 6 for details of disposal and discontinued operations). The management of the Company approved the disposal of Nutraceutical Operations on April 23, 2007. Therefore, the financial results of Nutraceutical Operations are reported as discontinued operations for all periods presented.
China Biotech has been the largest single shareholder of the Company since January 12, 2007. In 2007, the Company was restructured for the future development and planned to engage in the business of the development and manufacturing of solar energy products (“Solar Energy Operations”) and exited the Nutraceutical Operations:
          On April 27, 2007, we entered into a sale and purchase agreement with Win Horse Investments Limited (“Win Horse”) to dispose our entire interests in CNT for a cash consideration of HK$10 million. The agreement was subsequently terminated due to the fact that no payment was received from Win Horse. On December 18, 2007, the Group entered into the Sale and Purchase agreement with Total Trump, an independent party, to dispose of its entire interests in CNT at a consideration of HK$10 million and a deposit of HK$1 million was received on the same date. As of December 31, 2007, Total Trump was legally entitled to all rights, titles and interests of CNT. In April 2008, Total Trump informed the Company its financial inability to settle the remaining balance of the consideration amount of HK$9 million (the “Unpaid Consideration”) on or before June 30, 2008 as required under the Sales and Purchase Agreement entered into between Total Trump and the Group and to consider the termination of the transaction. China Biotech, the Company’s major shareholder, signed a memorandum with the Company to further commit its contribution of resources, at its unconditional best efforts basis, in streamlining the Company’s core business to the solar energy business and agreed to assume all payment obligations of the Unpaid Consideration due from Total Trump by entering into an Assignment Agreement with Total Trump on May 8, 2008. The Unpaid Consideration assumed by the China Biotech was fully paid on June 16, 2008. Management of the Company considered the above transactions as two separate transactions provided that it was related to the same disposed business unit due to the fact that Total Trump and China Biotech were two separated parties. The HK$1 million deposit received from Total Trump was considered as forfeited by Total Trump. The HK$9 million received from China Biotech on June 16, 2008 will be recorded as shareholders’ contribution in the additional paid-in capital in shareholders equity for the fiscal year ending December 31, 2008. The additional paid-in capital will not have any dilution to shareholders.
          On December 10, 2007, the Company completed the acquisition of the entire equity interests in Faster Assets Limited (“Faster Assets”), a BVI company, which owns 100% equity interest in China Merchants Zhangzhou Development Broad Shine Solar Technology Ltd. (“Broad Shine”)(collectively known as“Faster Group”), incorporated by laws in China to enter the Solar Energy Operations. In return, the Company issued 782,168 common shares and 1,000,000 preferred shares to China Biotech as consideration valued at Rmb20.7 million. Prior to the acquisition, Faster Group had no business activities and its major assets and liabilities were cash of Rmb5.78 million, plant of Rmb16.70 million, land use right of Rmb4.00 million and due to a related party of Rmb5.78 million. Accordingly, this transaction has been accounted for as an acquisition of assets.
In April 2008, our Board of Directors decided to discontinue certain non-operational BVI subsidiaries in order to focus on our current solar business. On April 21, 2008, we disposed Green Energy Industry Ltd., including its subsidiaries Fullwing Ltd. and Margot Ltd. to an independent third party Harvest Time International Holdings Ltd. for a cash consideration of HK$10,000. China Green Food Investment Ltd., Wellknown Ltd. and Green China Club Ltd. are struck off according to the board resolution on April 15, 2008.
The Group decided to focus on the strategic expansion in the solar business and proposed to dispose of its equity interest of Jingle Technology Co Ltd. (“Jingle”) and its subsidiaries, BHLNet and BBHL, to Beijing Holdings, one of shareholders of the Company, for a cash consideration HK$1 million. The disposal of Jingle was approved by the written resolution of the Board passed on May 9, 2008. A definitive sale and purchase agreement relating to the proposed disposal of Jingle has not been entered into by the Group and Beijing Holdings. The Group does not expect the discontinuation of IT Operations to have a material impact on the Group’s financial position.
     The following diagram illustrates our corporate and share ownership structure as of the date of this Annual Report on Form 20-F:.
B. Business overview.
Market Overview
1. Network Security Business:
     According to Industrial Data Communications’ (“IDC”) recently released in 2007 China IT Security Product Market Size and Forecast, 2006 — 2010 (2005 Second Half), it is expected that the performance of the Chinese security market will maintain a steady growth rate, with an annual Compound Annual Growth Rate(“CAGR”) of approximately 20.9% in the coming five years. It is estimated that the total sales will reach US$976 million in 2010.
2. Solar Energy Business:
SnO2 solar base plate is a type of transparent conductive oxide (TCO) substrate of amorphous silicon (a-Si) or thin film solar cells. SnO2 base plates have a variety of applications in solar cells, liquid crystal displays, gas-sensitive sensors, antifogging devices and electrostatic protection, especially in Low-E glass. It is also a key component of amorphous silicon (a-Si) thin film PV products which optimizes the performance of BIPV. More importantly, we are the pioneer in China to apply this new generation technology, which is currently one of the upstream leading technologies in the thin-film PV industry.
We have progressed rapidly since our entry into solar industry in September 2007. Currently, we have one SnO2 base plate production line, with total potential manufacturing capacity of 80,000 plates per annum.Our manufacturing plant is located at China Merchants Zhangzhou Development Zone in Fujian Province of PRC. At the date of this Annual Report on Form 20-F, the first SnO2 solar base plate production line in the factory concluded its installation and testing.
According to a report dated issued by CIBC World Markets Corp in November 2007, there are over 19 companies in the world which produce thin-film solar modules, including major players in the Amorphous

Silicon (a-Si) market such as Sharp, Energy Conversion Devices, EPV, and Kaneka, etc., which will be our potential customers.
Company Overview
The Company was originally engaged in the sanitary wares and ceramic tiles manufacturing business and transitioned to Internet related business in June 2000, with a specific focus on system integration services (“SI”). In 2001, the Company phased out the SI business due to strong competition and low profit margins. As a result, we transformed to a network security service provider after our acquisition of BHLNet. Our current networking security business focuses on the network security and related software development.
The Company entered into the nutraceutical market in December 2005 through development, manufacturing and marketing of a series of nutraceutical products utilizing bio-active components of bamboo. Anji Bio was the former production base of the Company’s nutraceutical business until December 29, 2006. The Company decided to write off the whole investment in Anji Bio for the fiscal year ended December 31, 2006 due to the fact that the Company could not exert control over the operational and financial aspects in Anji Bio. Following the disposal of the production base of Anji Bio, the Company could not continue producing and selling nutraceutical products. The Company gradually discontinued all sales relationships with customers of its nutraceutical business. The Company then decided to exit the nutraceutical business, and in 2007, the Company entered into sales and purchase agreements to dispose CNT and Zhejiang Innoessen. At present, the Company does not have any continuing business related to the nutraceutical products utilizing bio-active components of bamboo.
The Company decided to pursue a different line of business principally engaging in the development of eco-friendly technologies and products, referred to as “green industry”. In September 2007, the Company entered into the solar industry by manufacturing the SnO2 solar base plates. Currently, we have installed the first SnO2 thin-film base plate production line at China Merchants Zhangzhou Development Zone. At the date of this Annual Report on Form 20-F, the first SnO2 solar base plate production line in the factory concluded its installation and testing.
Business Strategy
We have strategically positioned our business goal as a leading renewable energy application solution provider by focusing our business on the solar sector.
We intend to achieve our business goals primarily through the following strategies:
Establish and strengthen relationships with key customers and suppliers to facilitate the sales generation.
In terms of our solar energy business, as we are the pioneer in producing the SnO2 solar base plates (TCO glass) in China, we have many potential customers in place to purchase our products. In addition to the first production line with an approximate 80,000 throughput per annum, we plan to further increase our manufacturing capacity by adding additional production lines as well as purchasing additional manufacturing facilities by the end of 2008 to early 2009. We will form a strong sales and marketing force and leverage our shareholders’ resources as well as strategic partnerships to establish a wide customer base and a qualified vendor list.
Build up strong research and development capabilities in solar thin-film field.
We have established our technical engineering team and international renewable energy application centre to have easy access to collaborate with PV experts with strong track records. Dr. Jerry Yan, our Chief Scientist, has over 20 years proven energy engineering and technology innovation experience and strong exposure to the renewable energy application market. Mr. Yuxiang Liu, our Chief Engineer, has over 25 years manufacturing experience in various military production plants in China and expertise in operation, maintenance, and quality control of machinery. We continue to leverage more resources to recruit more experts in PV industry to join our company in the near future.
Strengthen our experienced management team as well as operational and technical labor force.
We have recruited international and seasoned experts with financial, operational, investment and public relations backgrounds. We plan to have more capable candidates to join our fast-growing company to share the success together in the booming solar industry.
Acquiring companies to realize the vertical consolidation in solar energy value chain.
We currently have thin-film base plate product offering which is the upstream part of the total PV thin-film value chain. We will explore new opportunities to acquire qualified solar companies to realize the vertical consolidation in the long run. How to identify the target company and consolidate effectively is critical to our future success in terms of our strategic development goal: to be a leading renewable energy application solution provider.
Capital Expenditures

For our network security business, there were no significant amounts of capital expenditures incurred during the past three years.
We incorporated Zhangzhou Trendar Tech on December 22, 2006, as the core manufacturing base and quality control center for our solar industry. The total amount of registered capital is HK$7 million which was fully injected on February 1, 2007.
On September 7, 2007, China Merchants Zhangzhou Development Zone Trenda Solar Ltd. (“Zhangzhou Trenda “), a wholly-owned subsidiary of the Group, entered into a cooperation contract with China Solar Energy Group Limited, an independent third party, to purchase the SnO2 solar base plates production lines at an aggregate price of US$8 million equivalent to Rmb58.357 million for four SnO2 production lines. Half of the price for the production lines shall be paid in accordance with each delivery. The remaining 50% payment of each production line will be made by the Group upon successful installation of the production lines as well as meeting the requirements for production. As at the date of this Annual Report, the first SnO2 solar base plate production line in the factory concluded its installation and testing.
Seasonal sales
The Company is not subject to seasonal fluctuations in its sales.
Source of raw materials
The major raw materials used in our network security business are computer components such as integrated circuits and circuits boards. All of these raw materials could be easily purchased from the open market at competitive prices. Besides, we are not subject to shortage of raw materials as there existed a huge number of suppliers.
The major raw materials used in our solar energy are glass and several chemical materials. All of these raw materials could be easily purchased from the open market at competitive prices.
Description of Products and Services
Network Security Business:
We focus on network security solutions and distribution channels related products in 2007. They mainly include the Security Gate, Intranet Physical Separation and Security Solution (“IPSSS”), Secure Channel and Secure Server. Our major target customers include large enterprises and government bureaus, which are less price sensitive and are financially capable to pay. We have obtained ten certificates related to our security products from all related government bureaus in the past three years, which represent their recognition of the validity of our products.
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
Solar Energy Business:
On September 7, 2007, China Merchants Zhangzhou Development Zone Trenda Solar Limited, a wholly-owned subsidiary of our company, entered into a cooperation contract with China Solar Energy Group Limited to purchase four SnO2 solar base plates production lines at an aggregate price of US$8 million. Currently, we have installed the first SnO2 thin-film base plate production line at China Merchants Zhangzhou Development Zone. At the date of this Annual Report on Form 20-F, the first SnO2 solar base plate production line in the factory concluded its installation and testing.
SnO2 is a key component of a-Si (Amorphous Silicon) thin film PV products, which optimize the performance of BIPV.
In addition to producing the SnO2 solar plates in the solar energy business, the Company intends to expand the business vertically to integrate the thin film value chain in 2009.

C. Organizational structure.
During the fiscal year 2007, we conducted substantially all of our business through BBHL.
The following table set forth the details of our significant subsidiaries as at the date of this Annual Report on Form 20-F:

	Country of	Ownerships
Name	Incorporation	Interests	Direct Parent
BHL Networks Technology Co Ltd (“BHLHK”)	Hong Kong	100%	The Company
Beijing BHL Networks Technology Co Ltd(“BBHL”)	China	76%	BHLNet
Shenzhen Innoessen Bio-Tech Inc. (“Shenzhen Innoessen”)	China	100%	Southwick International Ltd
China Merchants Zhangzhou Development Zone Trenda Solar Ltd. (“Zhangzhou Trenda”)	China	100%	Trenda International Ltd
China Merchants Zhangzhou Development Zone Trendar Solar Tech Ltd. (“Zhangzhou Trendar Tech “) (formerly known as China Merchants Zhangzhou Development Zone Innoessen Biotech Co., Ltd)	China	100%	Sinofield Group Ltd
China Merchants Zhangzhou Development Zone Broad Shine Solar Technology Ltd (“Broad Shine”)	China	100%	Faster Assets
BHLHK is the cash management vehicle of the Company. BBHL specializes in network technology, with network security and information security technology and support software as its main business.
Zhangzhou Trendar Tech acts as the core manufacturing base and quality control center.
Shenzhen Innoessen was established in Shenzhen, PRC and currently acts as the management, sale and marketing office in the South China.
Zhangzhou Trenda manufactures SnO2 solar base plates.
Broad Shine owns a five-story plant as our manufacturing site at China Merchants Zhangzhou Development Zone in China.
D. Property, plant and equipment.
Our principal executive office is located at Unit 1712-13, Tower 1, Admiralty Centre, No. 18 Harcourt Road, Hong Kong. The lease was entered into on March 20, 2007 for a period of two years from April 1, 2007 to March 31, 2009, with monthly rent of Rmb68,000. The total area for the principal office is 2,340sq. ft.
BBHL leases its office at Room C405, 4/F, Great Wall Computer Building, No.38 Xue Yuan Road, Haidian District, Beijing, China at a monthly rent of Rmb25,000. The lease is for a period of two years commencing November 11, 2006 to November 10, 2008.
On June 25, 2007, we incorporated Zhangzhou Trenda to manufacture and develop renewable energy products in China. On December 10, 2007, the Company entered into a sale and purchase agreement with China Biotech to acquire the entire equity interest of Faster Assets held by China Biotech at a consideration of Rmb20.7 million. The consideration was settled by issuance of 782,168 shares of common stock and 1,000,000 shares of Series A Preferred Stock of the Company. Faster Assets owns 100% equity interest of Broad Shine which was incorporated under the laws of PRC in June 2007 and owns a five-story plant at China Merchants ZhangZhou Development Zone in China. The total area for the production base is 11,895 m2.
We have not, to our knowledge, violated any environmental laws, ordinances or regulations, and believe that all of our operations comply fully with applicable environmental laws.
We believe that our physical facilities are adequate to conduct our business for the next twelve months.

Item 4A. Unsolved Staff Comments
Not applicable.
Item 5. Operating and Financial Review and Prospects
MANAGEMENT’S DISCUSSION AND ANALYSIS
The following discussion of the financial condition and results of operations should be read in conjunction with the consolidated financial statements and related notes thereto. The following discussion contains certain forward-looking statements that involve risks and uncertainties.
Our actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include, but are not limited to, risks and uncertainties related to the need for additional funds, the rapid growth of the operations and our ability to operate profitability in future.
All financial data referred to in the following management’s discussion have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”). Results of operations for the years ended December 31, 2005, 2006 and 2007 refer to our audited consolidated results. US GAAP requires that we adopt the accounting policies and make estimates that management believes are most appropriate in the circumstances for the purposes of giving a true and fair view of our results and financial condition. Our principal accounting policies are set forth in Note 2 to our consolidated financial statements. However, different policies, estimates and assumptions in critical areas could lead to materially different results. Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties and potentially result in materially different results under different assumptions and conditions. We believe the following critical accounting policies may be affected by our judgments and estimates used in the preparation of these consolidated financial statements.
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
The Company’s subsidiaries are subject to value-added tax of 17% on the revenue earned for goods and services sold in the PRC. The Group presents revenue net of such value-added tax which amounted to Rmb6.47 million, Rmb9.29 million and Rmb7.68 million for the years ended December 31, 2005, 2006 and 2007 respectively.
Goodwill and impairment of goodwill.
Goodwill represents cost in excess of the fair value of assets of businesses acquired. Goodwill is not amortized, but is reviewed at least annually for impairment in accordance with FASB Statement No. 142, “Goodwill and Other Intangible Assets”. Annual impairment review for goodwill is carried out in two steps. The first step, which is used to identify potential impairment, compares the fair value of the reporting unit with its carrying amount, including goodwill. For purposes of this review, the Group’s business segments are its reporting units. The fair value is determined by the forecasted discounted net cash inflows of the reporting unit for a period of five years. If the carrying amount of the reporting unit exceeds its fair value, goodwill of the reporting unit is considered impaired. The second step of the impairment test quantifies the amount of the impairment loss by comparing the carrying amount of goodwill to its implied fair value. An impairment loss is recorded to the extent the carrying amount of goodwill exceeds its implied fair value.
Impairment or disposal of long lived assets.
Long-lived assets are included in impairment evaluations when events and circumstances exist that indicate the carrying amount of these assets may not be recoverable. The Group reviews its long-lived assets for potential impairment based on a review of projected undiscounted cash flows associated with these assets. Measurement of impairment losses for long-lived assets that the Group expects to hold and use is based on the estimated fair value of the assets.
Long-lived assets to be disposed of are stated at the lower of fair value or carrying amount. Expected future operating losses from discontinued operations are recorded in the periods in which the losses are incurred.

Recent accounting pronouncements.
In June 2006, the Finanical Accounting Standards Board (“FASB”) issued Interpretation No.48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”) clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes”. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for the Company beginning in fiscal year 2007. The adoption of this statement does not have a material effect on the Company’s consolidated financial statements.
In September 2006, the FASB issued SFAS No.157 “Fair Value Measurements” (“SFAS No.157”). SFAS No.157 defines fair value, establishes a framework for measuring fair value and enhances fair value measurement disclosure. SFAS No.157 does not require any new fair value measurements and eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS No.157 provides a single definition for fair value that is to be applied consistently for all accounting applications (excluding requirements of other standards), and also generally describes and prioritizes according to reliability the methods and inputs used in valuations. In February 2008, the FASB issued Staff Position (“FSP”) No. 157-b, Effective Date of FASB Statement No. 157 (“FSP 157-b”) FSP 157-b delays the effective date of SFAS No. 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis (at least annually) until the beginning of the first quarter of 2009. The Group does not expect the adoption of this statement to have a material effect on the Group’s consolidated financial statements.
In Feburary 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities"(“SFAS No.159”), including an amendment of SFAS No. 115, which allows an entity to choose to measure certain financial instruments and liabilities at fair value. Subsequent measurements for the financial instruments and liabilities an entity elects to measure at fair value will be recognized in earnings. SFAS No.159 also establishes additional disclosure requirements. SFAS No.159 is effective for fiscal years beginning after November 15, 2007, with early adoption permitted provided that the entity also adopts SFAS No. 157. The Group does not expect the adoption of this statement to have a material effect on the Group’s consolidated financial statements.
In December 2007, the FASB issued SFAS No. 141(Revised 2007) “Business Combination” (“SFAS No.141R”), to improve reporting creating greater consistency in the accounting and financial reporting of business combinations. The standard requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. SFAS No. 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply it before that date. The Group is currently evaluating whether the adoption of SFAS No. 141R will have a significant effect on its consolidated financial position, results of operations or cash flows.
In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements” (“SFAS No.160”) to improve the relevance, comparability, and transparency of financial information provided to investors by requiring all entities to report noncontrolling (minority) interests in subsidiaries in the same way as required in the consolidated financial statements. Moreover, SFAS No. 160 eliminates the diversify that currently exists in accounting for transactions between an entity and noncontrolling interests by requiring they be treated as equity transaction. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. The Group is currently evaluating whether the adoption of SFAS No. 160 will have a significant effect on its consolidated financial position, results of operations or cash flows.
In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133”. This statement changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under FASB Statement No.133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This Statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption. The Group does not expect the adoption of this statement to have a material effect on the Group’s consolidated financial statements.
A. Results of Operations
The following table presents selected statements of operations data and such data expressed as a percentage of net sales for the years ended December 31, 2005, 2006 and 2007.

	(Amounts in thousands, Rmb)
	*2005		*2006		2007
		Percentage		Percentage		Percentage
	Amount	of Net sales	Amount	of Net sales	Amount	of Net sales
Net sales	6,468	100%	9,291	100%	7,680	100%
Cost of sales	(2,491)	38.5%	(4,244)	45.7%	(3,866)	50.3%

Gross profit	3,977	61.5%	5,047	54.3%	3,814	49.7%
Selling	(740)	11.4%	(1,109)	11.9%	(1,108)	14.4%
General and administrative expenses	(19,785)	305.9%	(34,658)	373.0%	(28,121)	366.2%
Allowance for doubtful accounts	(128)	2.0%	—	—	—	—

Operating loss	(16,676)	257.8%	(30,720)	330.6%	(25,415)	330.9%
Interest income	259	4.0%	214	2.3%	827	10.8%
Finance cost	(2)	—	—	—	—	—
(Loss) gain on disposal of available-for-sale securities	(2,596)	40.1%	(488)	5.3%	15,500	201.8%
Dividend income from available-for-sale securities	115	1.8%	4	—	58	0.8%
Exchange gain	—	—	—	—	559	7.3%
Others, net	(28)	0.4%	(6)	0.1%	21	0.3%
Income tax expenses	(5)	0.1%	—	—	(390)	5.1%

Loss from continuing operations	(18,933)	292.7%	(30,996)	333.6%	(8,840)	115.1%
(Loss) profit from discontinued operations	(599)	9.3%	(83,590)	899.7%	1,729	22.5%

Net loss for the year	(19,532)	302.0%	(114,586)	1,233.3%	(7,111)	92.6%

*	Certain revenues and expenses of CNT Group for the fiscal years ended December 31, 2005 and 2006 were reclassified to discontinued operations (see Note 6 to consolidated financial statements).
The Operating results for the period for the years ended December 31, 2005, 2006 and 2007 of CNT and its subsidiaries were grouped into the line of “Income/(loss) from discontinued operations”. A description of the disposal is also included in this Management Discussion and Analysis section (the “MD&A”) and this is referred to as “Disposed Segment” in this MD&A.
The operating results for the year ended December 31, 2005, together with the operating results for the period from January 1 to March 31, 2005 of the Zhuhai branch (which represented the entire service rendering business segment of the Company) were grouped into the line of “(Loss) Profit from discontinued operations”. A description of the disposal is also included in the MD&A and referred to as a “Disposed Segment”.
The remaining operating units of BBHL, excluding the disposition of Zhuhai branch, are referred to as the “IT Operations” in this MD&A.
The Company, Jingle Technology Co Ltd. (”Jingle”), BHLHK, BHLNet, China Green Industry Group Ltd. (”Green Industry”), China Green Holdings Ltd. (”Green Holdings”), Sinofield Group Ltd. (”Sinofield”), Southwick International Ltd. (”Southwick”), Trenda International Ltd. (”Trenda”), Faster Assets and China Green Investment Group Ltd. (”Green Investment”) are collectively referred to as “Corporate Office” in this MD&A.
Zhangzhou Trendar Tech, Zhangzhou Trenda, Broad Shine and Shenzhen Innoessen are referred to as the “Solar Energy Operations” in this MD&A.
Year ended December 31, 2007 compared to year ended December 31, 2006
Revenues. Revenues decreased by Rmb1.61 million, or 17.3%, from Rmb9.29 million in 2006 to Rmb7.68 million in 2007. Revenues were contributed solely from the Company’s IT Operations in 2007. The decrease is further analyzed as follows:
(1)	sales to Legendsec, the largest customer of BBHL, contributed Rmb1.58 million, or 20.5%, to the total revenues in 2007. The revenue from Legendsec decreased by Rmb0.82 million, or 34.2%, from

Rmb2.4 million in 2006 as they purchased the hardware directly from suppliers.
(2)	sales to Legend, contributed Rmb0.04 million, or 0.5% to the total revenues in 2007. The Legend was the second largest customer of BBHL in 2006. The revenue from Legend decreased by Rmb2.28 million, or 98.3% from Rmb2.32 million in 2006 due to their self development of own security products.

(3)	sales to Computer Associates International Inc “CA”, the second largest customer of BBHL contributed Rmb1.52 million, or 19.8% to the total revenues in 2007, the revenue from CA decreased by Rmb0.35 million, or 18.7%, from Rmb1.87 million in 2006; and

(4)	sales to Beijing Radio, the third largest customer of BBHL, contributed Rmb0.8 million, or 10.4%, to the total revenues in 2007.

(5)	aggregated sales to customers other than the three largest increased by Rmb1.08 million, or 40.0%, from Rmb2.70 million in 2006 to Rmb3.78 million in 2007 due to more government departments becoming our new customers.
Cost of sales. Cost of sales decreased by Rmb0.38 million, or 8.9%, from Rmb4.25 million in 2006 to Rmb3.87 million in 2007. The cost of sales in the 2007 was incurred by the Company’s IT operations. The decrease in cost of sales of our IT Operations was in line with the decrease in our revenues.
Gross profit. Gross profit decreased by Rmb1.24 million, or 24.6%, from Rmb5.05 million in 2006 to Rmb3.81 million in 2007. As a percentage of sales, the gross profit margin of the IT operations, the sole operation of the Company in 2007, decreased 4.6% from 54.3% in 2006 to 49.7% in 2007. The decrease was due primarily to lower prices offered to new customers to promote sales in this highly competitive market.
General and administrative expenses. General and administrative expenses decreased by Rmb6.54 million, or 18.9%, from Rmb34.66 million in 2006 to Rmb28.12 million in 2007.
The decrease in general and administrative expenses was due primarily to the combined effects of the followings:
(1)	Salaries and benefits of us decreased by Rmb15.25 million, or 67.9%, from Rmb22.46 million in 2006 to Rmb7.21 million in 2007. The decrease could be further analyzed as follows:
(a)	salaries and benefits of our Corporate Office decreased by Rmb15.34 million, or 76.4%, from Rmb20.07 million in 2006 to Rmb4.73 million in 2007. The significant decrease was due primarily to nil stock-based compensation was recognised in 2007, compared to a stock-based compensation of Rmb14.04 million was recognized in 2006.

(b)	salaries and benefits of our IT Operations decreased by Rmb0.2 million, or 9.1%, from Rmb2.2 million in 2006 to Rmb2.0 million in 2007, which was due primarily to the lay-off of certain technical support and post-sales services staff in 2007.

(c)	salaries and benefits of our Solar Energy Operations incurred Rmb0.47 million in 2007.
(2)	Rental charges increased by Rmb0.38 million, or 37.25%, from Rmb1.02 million in 2006 to Rmb1.4 million in 2007. The increase was analyzed as follows:
(a)	the rental charges of Rmb0.96 million was incurred by our Corporate Office in 2007, compared to Rmb0.47 million was incurred in 2006 due to the movement to new office.

(b)	a saving of rental charges of Rmb0.05 million, or 10%, was achieved by our IT Operations by moving to another smaller office.
(3)	Audit fees increased by Rmb1.04 million, or 48.1%, from Rmb2.16 million in 2006 to Rmb3.20 million in 2007. The audit fees of Rmb3.20 million expensed in 2007 included:
(a)	Audit fee of Rmb1.98 million charged for 2007 by Deloitte Touche Tohmatsu CPA Ltd, the independent registered public accounting firm appointed by our audit committee and the Board of Directors of the Company on Febuary 14, 2008;

(b)	Rmb0.48 million charged by PricewaterhouseCoopers to issue a consent letter for inclusion of their audit reports, for the fiscal years ended December 31, 2004 and 2005, in the Company’s 2006 and 2007 Annual Report.

(c)	Fees of Rmb0.07 million and Rmb0.01 million charged for 2007 by PricewaterhouseCooopers and Friedman LLP, respectively, to issue letters of consent for the Company’s Registration Statement on Form S-8;

(d)	Rmb0.36 million of audit fees charged by Friedman LLP due to additional audit work performed for 2006.;

(e)	additional accrual of Rmb0.27 million charged by Friedman LLP for issuing the consent letter for inclusion of their audit reports, for the fiscal year ended December 31, 2006, in the Company’s 2007 Annual Report.

(f)	Audit fee of Rmb0.03 million charged for 2004, 2005 and 2006 for BHL HK by S L lee & Lau .
The audit fees of Rmb2.16 million expensed in 2006 included:
(a)	additional accrual of Rmb0.72 million in audit fees relating to 2005 due to additional audit work performed by PricewaterhouseCoopers, our former independent registered public accounting firm;

(b)	the audit fee of Rmb1.34 million charged for 2006 by Friedman LLP, the independent registered public accounting firm appointed by our shareholders’ meeting held on December 22, 2006; and

(c)	Rmb0.10 million charged by PricewaterhouseCoopers to issue a consent letter for inclusion of their audit reports, for the fiscal years ended December 31, 2004 and 2005, in the Company’s 2006 Annual Report.
(4)	Legal and other professional fees increased by Rmb5.18 million, or 82.2%, from Rmb6.30 million in 2006 to Rmb11.48 million in 2007. The increase was due primarily to:
(a)	Rmb4.58 million was incurred in 2007 as the compensation paid to certain consultants for their services rendered, which represented the fair value of the 400,000 stock warrants issued. Rmb2.39 million was incurred in 2006 as the compensation paid to certain consultants, which represented the fair value of the 150,000 stock options granted to these consultants; and

(b)	Rmb0.88 million charged for 2007 for SOX 404 internal control assistance.

(c)	Legal fee increased by Rmb0.49 million, or 25.3%, from Rmb1.93 million in 2006 to Rmb2.42 million in 2007, which was due primarily to review of Form 20-F and proxy statement in 2007 in relation to corporate and securities matters.

(d)	Rmb1.2 million was incurred in 2007 as the compensation paid to certain consultants, which represented the fair value of the 250,000 stock options granted to these consultants.
(5)	Traveling and entertainment expenses increased by Rmb1.16 million, or 184.13%, from Rmb0.63 million in 2006 to Rmb1.79 million in 2007. The increase was due primarily to frequent travels by our management for setting up our new production base in China in 2007;

(6)	Depreciation charges increased by Rmb0.15 million, or 35.7%, from Rmb0.42 million in 2006 to Rmb0.57 million in 2007, due primarily to increase in property, plant and equipment as a result of the incorporation of Zhangzhou Trendar Tech.
Other income (expense). The other income mainly represented Rmb15.5 million of gain on disposal of available-for-sale securities and Rmb1.04 million of exchange gain on liabilities denominated in Hong Kong dollars and Rmb0.48 million exchange loss on bank account denominated in Hong Kong dollars.
Loss(gain) from discontinued operations. Loss (gain) from discontinued operations represented CNT and its subsidiaries disposed of in 2007 and the Anji Bio disposed of in 2006, details of which are discussed in note 6 to the consolidated financial statements.
Net loss. Net loss for 2007 was Rmb7.11 million, a decrease of Rmb107.48 million, or 93.80%, from Rmb114.59 million for 2006.
Year ended December 31, 2006 compared to year ended December 31, 2005
Revenues. Revenues increased by Rmb2.82 million, or 43.6%, from Rmb6.47 million in 2005 to Rmb9.29 million in 2006. The revenues of 2006 solely genereated from our IT Operations. The increase is further analyzed as follows:

(1)	sales to Legendsec, the largest and new customer of BBHL, contributed Rmb2.4 million, or 25.83%, to the total revenues in 2006. The contract with Legendsec was entered into in 2005 and its service began in 2006.

(2)	sales to Legend, the second largest customer of BBHL consisted of Rmb2.32 million, or 25.0% of the total revenues in 2006. The revenue from Legend slightly decreased by Rmb0.15 million, or 6.07% from Rmb2.47 million in 2005.

(3)	sales to Computer Associates International Inc “CA”, the third largest customer of BBHL consisted of 20% of the total revenues in 2006, increased by Rmb1.84 million, or 61.3 times, from Rmb0.03 million in 2005 to Rmb1.87 million in 2006; and

(4)	aggregated sales to customers other than the three largest decreased by Rmb1.39 million, or 33.98%, from Rmb4.09 million in 2005 to Rmb2.70 million in 2006 due primarily to resources reallocated to new customer Legendsec in order to improve the profit margin to the Company.
Cost of sales. Cost of sales in 2006 solely included that of our IT Operations, which was increased by Rmb1.76 million, or 70.7%, from Rmb2.49 million in 2005 to Rmb4.25 million in 2006. The increase in cost of sales of our IT Operations was in line with the increase in our revenues.
Gross profit. Gross profit in 2006 solely included that of our IT Operations, which was increased by Rmb1.07 million, or 26.9%, from Rmb3.98 million in 2005 to Rmb5.05 million in 2006. As a percentage of sales, the gross profit margin of the IT Operations decreased by 7.2%, from 61.5% in 2005 to 54.3% in 2006. The decrease was due primarily to lower prices offered to CA to promote sales. The gross margin of sales to Legend and Legendsec, however, was maintained at 64.3% and 64.5% respectively, similar gross profit margins as in previous years.
Selling expenses. Selling expenses increased by Rmb0.4 million, or 57.14%, from Rmb0.7 million in 2005 to Rmb1.1 million in 2006 due to promote sales.
General and administrative expenses. General and administrative expenses increased by Rmb14.87 million, or 75.1%, from Rmb19.79 million in 2005 to Rmb34.66 million in 2006.
The increase in general and administrative expenses was due primarily to the following:
(1)	Salaries and benefits of us increased by Rmb13.09 million, or 139.7%, from Rmb9.37 million in 2005 to Rmb22.46 million in 2006. The increase could be further analyzed as follows:
(a)	salaries and benefits of our Corporate Office increased by Rmb14.76 million, or 278.2%, from Rmb5.31 million in 2005 to Rmb20.07 million in 2006. The significant increase was due primarily to: (i) stock-based compensation of Rmb14.04 million which was recorded in 2006 for the fair value of 880,000 stock options granted to directors and senior management; and (ii) most of the Company’s staff joined the Corporate office in the fourth quarter of 2005 so the amount recorded did not reflect the annualized expenses as in 2006;

(b)	salaries and benefits of our IT operations decreased by Rmb1.83 million, or 45.4%, from Rmb4.03 million in 2005 to Rmb2.2 million in 2006, which was due primarily to the lay-off of certain technical support and post-sales services staff in 2006.
(2)	Rental charges increased by Rmb0.03 million, or 3.03%, from Rmb0.99 million in 2005 to Rmb1.02 million in 2006. The increase was analyzed as follows:
(a)	the rental charges of Rmb0.47 million was incurred by our Corporate Office in 2006, while Rmb0.3 million incurred in 2005 due to the lease which commenced May 2005;

(b)	a saving of rental charges of Rmb0.1 million, or 16.4%, was achieved by our IT Operations in Beijing by moving to a new office.
(3)	Audit fees increased by Rmb0.39 million, or 22.0%, from Rmb1.77 million in 2005 to Rmb2.16 million in 2006. The audit fees of Rmb2.16 million expensed in 2006 included:
(a)	additional accrual of Rmb0.72 million in audit fees relating to 2005 due to additional audit work performed by PricewaterhouseCoopers, our former independent registered public accounting firm;

(b)	the audit fee of Rmb1.34 million charged for 2006 by Friedman LLP, the independent registered public accounting firm appointed by our shareholders’ meeting held on December 22, 2006; and

(c)	Rmb0.10 million charged by PricewaterhouseCoopers to issue a consent letter for inclusion of their audit reports, for the fiscal years ended December 31, 2004 and 2005, in the Company’s 2006 Annual Report.
(4)	Legal and other professional fees increased by Rmb1.06 million, or 20.2%, from Rmb5.24 million in 2005 to Rmb6.30 million in 2006. The increase was due primarily to:
(a)	Rmb0.18 million was incurred in 2006 as legal consultation fees in relation to the dispute with Anji Bio.

(b)	Rmb2.39 million was incurred in 2006 as the compensation paid to certain consultants, which represented the fair value of the 150,000 stock options granted to these consultants; and

(c)	Rmb1.1 million was paid as consultancy fee in 2005 but no such expenses were incurred in 2006 after the consulting contract expired.
(5)	Traveling and entertainment expenses increased by Rmb0.12 million, or 23.5%, from Rmb0.51 million in 2005 to Rmb0.63 million in 2006. The increase was due primarily to frequent travels for investigations performed to search for new production base in China in 2006;

(6)	Depreciation charges increased by Rmb0.23 million, or 121.1%, from Rmb0.19 million in 2005 to Rmb0.42 million in 2006, due primarily to full year’s depreciation for fixed assets provided for in 2006, compared to two months’ of such depreciation in 2005.
Loss from discontinued operations. Loss from discontinued operations represents Anji Bio disposed of in 2005 and 2006 and the Zhuhai branch of BEDC in 2005, details of which are discussed in note 6 to the consolidated financial statements.
Net loss. Net loss for 2006 was Rmb114.6 million, an increase of Rmb95.07 million, or 486.79%, from Rmb19.53 million for 2005.
Taxation
The Company is a tax exempted company incorporated in the BVI. The Company’s subsidiaries incorporated in Hong Kong and PRC are subject to Hong Kong Profits Tax and Foreign Enterprise Income Tax in the PRC respectively.
The Company’s subsidiaries incorporated in Hong Kong are taxed at 17.5% on the assessable profits arising in or derived from Hong Kong. For those Hong Kong subsidiaries which generate PRC sourced income, PRC income tax should still be payable on the assessable profits at 33%.
On March 16, 2007, the National People’s Congress adopted the Enterprise Income Tax Law (the “New Income Tax Law”), which has become effective on January 1, 2008 and replaced the existing separate income tax laws for domestic enterprises and foreign-invested enterprises, which are PRC subsidiaries of the Company, by adopting unified income tax rate of 25% for most enterprises. In accordance with the implementation rules of the New Income Tax Law, the existing preferential tax treatments granted to various of Group’s PRC entities will not continue and they will be subject to the statutory 25% tax rate and therefore such rate is used in the calculation of the Group’s deferred tax balances, except that Shenzhen Innoessen that currently enjoy a lower tax rate of 15% will gradually transition to the uniform tax rate from 18% in 2008, 20% in 2009, 22% in 2010, 24% in 2011 and 25% in 2012. Among PRC subsidiaries, only Zhangzhou Trendar Tech obtained the preferential tax treatment that it will be fully exempt from the PRC enterprise income tax for two years starting from the year 2008, followed by a 50% tax exemption for the next three years (“tax holidays”).
In the Cayman Islands, there are no taxes other than import duties and stamp duty (at certain occasions) and thus BHLNet is not subject to taxes in the Cayman Islands.
B. Liquidity and capital resources
Working capital and cash flows

We have neither engaged in any form of off-balance sheet arrangement/ relationships with unconsolidated entities or other persons that are reasonably likely to affect materially liquidity and the availability of or requirements for capital resources, or any trading activities that include non-exchange traded contracts accounted for at fair value. Except for the operating lease commitments and capital commitments for construction in progress and investments, as fully disclosed in Note 21 to the consolidated financial statements, other commitments, which may cause us to make future payments under contracts.
Our cash and cash equivalents on hand as of December 31, 2007 was Rmb18.91 million, which was increased by Rmb15.43 million, or 443.4% from Rmb3.48 million at the beginning of the year.
The net cash outflow of the operating activities in 2007 was Rmb17.50 million, which was increased by Rmb7.30 million, from an outflow of Rmb10.2 million in 2006. The increase in net cash outflow in 2007 was mainly due to the combined effects of (i) an increase in audit fee; (ii) an increase in legal and professional fees; and (iii) an increase in traveling expenses and entertainment expenses.
The net cash outflow of the investing activities in 2007 was Rmb1.94 million, which decreased by Rmb2.64 million, or 57.6%, from a net cash outflow of Rmb4.58 million in 2006. The decrease in net cash outflow in 2007 was mainly due to the combined effects of (i) prepayment of Rmb3.42 million for Property, plant and equipment; (ii) purchase and sale of available-for-sale securities; and (iii) received Rmb0.93 million from the disposal of CNT.
The net cash inflow from financing activities in 2007 was Rmb37.19 million, which increased by Rmb37.28 million, from an outflow of Rmb0.09 million in 2006. This increase was mainly due to the combined effects of (i) the Rmb7.77 million proceeds from the exercise of stock options during the year; and (ii) the Rmb29.42 million proceeds from issue of common stock and warrants in 2006.
As of December 31, 2007, after deducting the total liabilities from the cash and cash equivalents (“net cash balance”), we had a net cash deficit of Rmb16.79 million, which increased by Rmb6.15 million from a net cash deficit of Rmb10.64 million in 2006.
Capital resources
The capital expenditures in 2005, 2006 and 2007 were Rmb17.26 million, Rmb1.13 million and Rmb37.91 million, respectively, which are discussed in Note 22 to the consolidated financial statements.
We believe our current cash and cash equivalents will be sufficient to meet our anticipated cash needs, including our working capital needs, for next twelve months. We may, however, require additional cash resources due to changes in business conditions or other future developments. If these sources are insufficient to satisfy our cash requirements, we may seek to sell debt securities or additional equity securities or obtain a credit facility. The sale of convertible debt securities obligations or additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in debt service obligations and could result in operating and financial covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.
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
Network Security Business:
We acquired, through BBHL, a technological platform for the development of Internet security devices at a cash consideration of Rmb4 million in 2000. This intangible asset had been fully amortized in 2003. Subsequent to that, we did not incur significant expenses in acquiring techniques but had maintained a research and development team to upgrade the existing products and all costs of which had been recorded as expenses in the consolidated statements of operations when incurred.
Solar Energy Business:
Our major research and development section for SnO2 production line is in Zhangzhou Trenda in Zhangzhou which owned one SnO2 base plate production line, with total potential manufacturing capacity of 80,000 plates per annum. Our manufacturing plant is located at China Merchants Zhangzhou Development Zone in Fujian Province of PRC. As of the date of this Annual Report on Form 20-F, the first SnO2 solar base plate production line in the factory concluded its installation and testing.

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
E. Off-balance Sheet Arrangements
We have no outstanding off-balance sheet arrangements. We do not engage in trading activities involving non-exchange traded contracts.
F. Tabular disclosure of contractual obligations.
The following table summarizes contractual obligations under non-cancellable operating lease as of December 31, 2007

Amounts in thousands
As of December 31,	Rmb
2008	1,292
2009	335
2010	120
2011 and thereafter	—
Total	1,747

Lease rental costs incurred by the Group for the years ended December 31, 2005, 2006 and 2007 amounted to Rmb1,052,000, Rmb759,000 and Rmb1,439,000 respectively.
Commitments
       Capital commitments for construction in progress
On September 7, 2007, Zhangzhou Trenda, a wholly-owned subsidiary of the Company, entered into a cooperation contract with China Solar Energy Group Limited to purchase the SnO2 solar base plates production lines at an aggregate price of US$8 million. It consists of four SnO2 production lines. Half of the price for the production lines shall be paid in accordance with each delivery. The remaining 50% payment of each production line will be made by the Company upon successful installation of the production lines as well as meeting the requirements for production. As of the date of this Annual Report on Form 20-F, the first SnO2 solar base plate production line in the factory concluded its installation and testing.
G. Safe Harbor.
Forward-Looking Statement Disclosure
     This Annual Report on Form 20-F contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. The forward-looking statements are contained principally in the sections entitled “Item 3. Key Information — D. Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.
     You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to” or other and similar expressions. Forward-looking statements involve inherent risks and uncertainties.
     Known and unknown risks, uncertainties and other factors, may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. See “Item 3. Key Information — D. Risk Factors” for a discussion of some risk factors that may affect our business and results of operations. These risks are not exhaustive. Other sections of this Annual Report on Form 20-F may include additional factors that could adversely impact our business and financial performance. Moreover, because we operate in an emerging and evolving industry, new risk factors may emerge from time to time. It is not possible for our management to predict all risk factors, nor can we assess the impact of these factors on our business or the extent to which any factor, or combination of factors, may cause actual result to differ materially from those expressed or implied in any forward-looking statement.
     In some cases, the forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The terms “CTDC”, the “Company”, the “Group”, “us” or “we” refer to China Technology Development Group Corporation. The term “you” refers to holders of our common stock. We have based the forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:
•	our ability to achieve or sustain profitability in the rapidly changing PV market in which we operate;

•	our expectations regarding the worldwide demand for electricity and the market for solar power;

•	our ability to successfully integrate acquired businesses, products and technologies;

•	our ability to keep pace with the rapidly changing technology and products in the market we operate;

•	our expectations regarding governmental support for the deployment of solar energy;

•	our beliefs regarding the acceleration of the adoption of solar technologies;

•	our expectations regarding the scaling of our manufacturing capacity;

•	our future business development, results of operations and financial condition ;

•	our ability to achieve our plans to expand our sales; and

•	our ability to respond to competition in the China market.
This Annual Report on Form 20-F also contains data related to the solar power market in several countries. These market data, including market data from third party reports, include projections that are based on a number of assumptions. The solar power market may not grow at the rates projected by the market data, or at all. The failure of the market to grow at the projected rates may materially and adversely affect our business and the market price of our common shares. In addition, the rapidly changing nature of the solar power market subjects any projections or estimates relating to the growth prospects or future condition of our market to significant uncertainties. If any one or more of the assumptions underlying the market data proves to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.
The forward-looking statements made in this Annual Report on Form 20-F relate only to events or information as of the date on which the statements are made in this Annual Report on Form 20-F. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this Annual Report on Form 20-F completely and with the understanding that our actual future results may be materially different from what we expect.
Item 6. Directors, Senior Management and Employees
A. Directors and senior management.
Our Board of Directors consists of eleven directors, five of whom are executive directors and six of whom are independent directors.
The following table sets forth the name, age and position of each director and executive officer of our company as of the date of this Annual Report on Form 20-F:

Name	Age	Positions with the Company
Alan Li	40	Chairman of the Board, Executive Director and Chief Executive Officer

Zhenwei Lu	37	Executive Director and Chief Operating Officer
Kang Li	40	Executive Director and Chief Investment Officer
Xu Qian	44	Executive Director and Co-Chief Executive Officer
Ju Zhang	45	Executive Director
Loong Cheong Chang (1) (3)	62	Independent Director
Xiaoping Wang	48	Independent Director
Xinping Shi (2) (3)	49	Independent Director
Yezhong Ni (1)	38	Independent Director
Weidong Wang (2) (3)	41	Independent Director
Yu Keung Poon (1) (2)	43	Independent Director
Charlene Hua	33	Chief Financial Officer

Note:

(1)	Member of the Audit Committee

(2)	Member of the Compensation Committee

(3)	Member of the Nominating Committee
Information about Directors and Officers
Set forth below is certain information with respect to each director and officer as of the date of this Annual Report on Form 20-F:
Mr. Alan Li, 40 , was appointed as Executive Director of the Company on May 24, 2005. He has been appointed as Chief Executive Officer and the Chairman of the Board of the Directors of the Company since January 8 and May 23, 2007, respectively. Mr. Li obtained a Masters degree in Business Administration from Murdoch University, Australia. Prior to joining the Company, he served as the Executive Director of Shun Tai Investment Limited, a company engaged in investment, merger and acquisition of hospitals and pharmaceuticals factories in China. From 2000 to 2002, Mr. Li functioned as the Executive Director and Vice President of Linchest Technology Ltd. Mr. Li has demonstrated considerable experience in investment and management of conglomerate companies. His current responsibilities include strategic planning, merger and acquisition and capital market development of the Company.
Mr. Zhenwei Lu, 37, was appointed as Executive Director of the Company on January 5, 2007 and was further appointed as the Chief Operating Officer of the Company on March 26, 2007. Mr. Lu obtained a Bachelors degree from Shanghai Marine College and a Masters degree from Zhongnan University of Economics and Law. He is also the General Manager of China Merchants Technology Co., Ltd. (“CMTH”), a wholly owned subsidiary of the China Merchants Group. China Merchants Group is one of the largest state-owned enterprises directly under the administration of the China State Council and has significant business operations across Hong Kong and China in real estate, energy, logistics, ports, highways, and industrial zones. Mr. Lu’s current responsibilities include assets management and operation management of the Company.

Mr. Kang Li, 40, was appointed as Chief Investment Officer of the Company on March 26, 2007 and was further appointed as Executive Director of the Company on May 23, 2007. Mr. Li obtained a Bachelors degree in Law from Fudan University in 1987 and subsequently in 1995 earned a Masters degree in Law from Xiamen University. He acquired the qualification of lawyer in 1993. Mr. Li served as Senior Manager in Investment Banking Department of China Eagle Securities Co., Ltd. in 1996 and from 1997 to 2001 he held the position of Senior Manager in Investment Banking Department of China Merchants Securities Co., Ltd. Prior to joining the Company, Mr. Li was Vice President of China Science & Merchants Venture Capital Management Co., Ltd.
Mr. Xu Qian, 44, was appointed as Executive Director on March 29, 2005 and was appointed as Co-Chief Executive Officer of the Company on January 8, 2007. Mr. Qian graduated from the Economics and Management Faculty of Beijing Industrial University with a Bachelors degree in Economics in 1986. From 1986 to 1993, he worked as an economic analyst in the Statistics Bureau of the Beijing People’s Municipal Government. From 1993 to 1996, he worked as an independent auditor in Hong Kong and from 1996 to 1998, he worked as the Project Chief Financial Officer of the TA Orient Telecommunication Co., Ltd. Since 1998, he worked as the Finance Manager of Beijing Holdings. In March 2005, he was appointed the Chief Financial Officer of Beijing Holdings and was further promoted as the Assistant General Manager of Beijing Holdings in March 2006. Mr. Qian has extensive experience in mergers and acquisitions, corporate restructuring and financial management.
Mr. Ju Zhang, 45, was appointed as Executive Director of the Company on May 24, 2005. Mr. Zhang obtained a Masters degree in Philosophy from the Chinese Academy of Social Sciences and a Bachelors degree in Energy Engineering from Tsinghua University. He served as Deputy Chairman of China Merchants Technology Holdings Co., Ltd. Inclusive to his aforementioned duties Mr. Zhang was also appointed as the Associate Professor of Chinese Academy of Medical Sciences and Peking Union Medical College, the assistant Director of Department of Research in National Committee of Science and Technology and Department of Research in Chinese Ministry of Science and Technology.
Mr. Loong Cheong Chang, 62, was appointed our Independent Director on January 5, 2007 and the Chairman of the Audit Committee and a member of the Nominating Committee on March 2, 2007. Mr. Chang holds the Certificate of Business Management from Hong Kong Management Association. He served as a member of senior management of Orient Overseas Container Line, Ltd. (OOCL) and Island Navigation Corporation International Ltd. (INCIL); Director and General Manager of Noble Ascent Company Ltd. Hong Kong. Mr. Chang is now holding the position of Chairman of Audit Committee and Independent Non-Executive Director of Guangshen Railway Company Limited (HKSE:525 and NYSE:GSH) and the Director of Orient International (Shanghai) Ltd.
Mr. Xiaoping Wang, 48, was appointed our Independent Director on January 5, 2007. Mr. Wang is now the Dean, Professor and Doctoral Tutor of School of Economics, Jiangxi University of Finance and Economics. Inclusive to his aforementioned duties and positions, he serves as Independent Director of Jiangxi Ganneng Co., Ltd., Director of Association of Foreign Economics Studies in China, Vice Chairman of Youth Association of Social Science of Jiangxi Province, Managing Director of Association of Economics Studies, Jiangxi Province, and Fellow Researcher of Advisory and Consulting Committee of Jiangxi Provincial Government.
Dr. Xinping Shi, 49, was appointed our Independent Director on July 28, 2005 and the Chairman of the Compensation Committee and Nominating Committee on March 2, 2007. Dr. Shi obtained a Doctorate degree and a Masters degree in Business Administration from Middlesex University and Lancaster University, UK respectively. Dr. Shi is holding positions as Director of Logistics Management Research Centre, Coordinator of Logistics and Supply Chain Management of the School of Business, and Associate Professor of the Department of Finance and Decision Sciences of the Hong Kong Baptist University. Dr. Shi also serves as an Independent Director of China Merchants Shekou Holdings Company Limited, a company listed on the Shenzhen Stock Exchange; and as a Director of Weboptimal International Limited, a management consulting firm. He is also Guest Professor of the College of Logistics of Beijing Normal University and Advisor of the Chamber of Hong Kong Logistics.
Mr. Weidong Wang, 41, was appointed our Independent Director on July 28, 2005 and a member of the Compensation Committee and Nominating Committee on March 2, 2007. He qualified as International Business Engineer in China in 1994 , a Masters degree in Public Finance from the Tianjin University of Finance & Economics in 1999 and obtained the Master of Business Administration from Murdoch University, Australia in 2000. Mr. Wang served as the Business Representative of Henan Province in China from 1990 to 1991 and the Business Director of China National Cereals, Oils & Foodstuffs Import & Export Corporation from 1991 to 2000. Mr. Wang was appointed the Deputy General Manager of Ceroilfood Enterprises Limited, one of the foreign offices of China Business Bureau in March 2000 and his responsibilities are in charge of overseas business development and management. Mr. Wang has demonstrated ample experience in import and export business of oil, cereal products and foodstuffs.

Mr. Yu Keung Poon, 43, was appointed our Independent Director, a member of the Compensation Committee and the financial expert of the Audit Committee of the Company on March 2, 2007. Mr. Poon graduated from The Hong Kong Polytechnic University with a professional diploma in accountancy, and subsequently received his Executive MBA degree from The Chinese University of Hong Kong in 2004. He is a Certified Public Accountant of the Hong Kong Institute of Certified Public Accountants and a fellow member of the Association of Chartered Certified Accountants in England. He is currently the Financial Controller and the Company Secretary of Jiuzhou Development Company Limited (HKSE: 0908). Prior to joining Jiuzhou Development Company Limited, he had worked in Ernst & Young Hong Kong in the auditing field and had assumed the accounting and financial management positions in a number of China affiliated and multinational companies.
Mr. Yezhong Ni, 38, was appointed our Independent Director and re-appointed as a member of the Audit Committee of the Company on March 2, 2007. Mr. Ni graduated from the Law School of the Peking University in 1990 and is currently holding a position as a partner of the Kingson Law Firm, one of the leading law firms in China. He has demonstrated experience in legal services for bankruptcy, derivatives and financial instruments.
Ms. Charlene Hua, 33, was appointed as Chief Financial Officer of the Company on August 20, 2007. Ms Hua obtained a Bachelors degree in both Finance and Industrial Distribution Management from University of Illinois in 1997. Prior to joining the Company, Ms. Hua worked as a Vice President at Citigroup Global Markets, Inc. since 2005. In addition, she held various finance related positions at other major corporations such as JP Morgan Chase, Arthur Andersen, Electronic Data System, etc. Ms. Hua, who speaks fluent English and Chinese, brings over 10 years of diverse experience in finance, banking, consulting and business development to the Company.
There are no family relationships between the above named officers and directors. Notwithstanding that China Biotech is the major shareholder of the Company, we do not have any formal agreement and arrangement with China Biotech pursuant to which the authority of direct nomination of directors into the Company’s board was granted. All of our directors are appointed and approved through resolutions passed in our annual shareholders meeting. All candidates were nominated and recommended by the Nominating Committee based on their experience and capability.
B. Compensation.
Except Mr. Alan Li, the Chairman of the Board of Directors, who had been paid HK$ 0.14 million in 2007 as allowance for his capacity as the Chairman, we did not pay any cash compensation to other directors in the 2007 Period for their capacity as directors.
The compensation for each member of senior management is principally comprised of base salary, allowance, discretionary bonus and other fringe benefit. The compensation that we pay to our senior management is evaluated on basis of the following primary factors: our financial results and individual performance during the prior year, market rates and movements, as well as the individual’s anticipated contribution to the Company and its growth. The aggregate base salary, allowance and bonus compensation which we paid to all members of senior management as a group in cash was approximately HK$2.02 million in 2007.
In 2007, the Company has granted aggregately stock options representing the right to purchase 480,000 shares of common stock, to certain directors and executive officers as described in Item 6E.
We have no service contracts with any of our directors or executive officers that provide benefits to them upon termination.
C. Board practices.
In 2007, our directors met in person or passed resolutions by written consent 17 times. No director is entitled to any severance benefits upon termination of his directorship with us. Our board of directors has concluded that Mr. Yu Keung Poon meets the criteria for an “audit committee financial expert” as established by the U.S. Securities and Exchange Commission.
Board committees
Our Board of Directors has established an Audit Committee, a Compensation Committee and a Nominating committee.
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
Compensation Committee. The Compensation Committee makes recommendations to the Board of Directors concerning salaries and incentive compensation for our officers, including our Chief Executive Officer, directors and employees and administers our stock option plans. The Compensation Committee consists of three directors, each of whom meets the independence requirements and standards established by NASDAQ rules and the SEC regulations. The Compensation Committee was established on May 24, 2005. Mr. Xinping Shi, and Weidong Wang were re-appointed and Yu Keung Poon was appointed the members of the Compensation Committee pursuant to a board resolution on March 2, 2007.
Nominating Committee. The purpose of the Nominating Committee is to assist the Board of Directors in identifying qualified individuals to become board members, consultants and officers of the Company, in determining the composition of the Board of Directors and in monitoring a process to assess Board effectiveness. The Nominating Committee established on July 28, 2005, consists of three directors, each of whom meets the independence requirements and standards established by NASDAQ rules and the SEC regulations. Mr. Xinping Shi, Loong Cheong Chang and Weidong Wang were appointed the members of the Nominating Committee pursuant to a board resolution on March 2, 2007.
Term of directors and executive officers
According to our amended and restated Articles of Association which was adopted by the shareholders on the annual general meeting held on October 19, 2007, one-third of our directors for the time being shall retire from office by rotation at each annual meeting of shareholders, provided that every director shall be subject to retirement at least once every three years. A retiring director is eligible for re-election and will continue to act as a director throughout the meeting at which he retires.
Our executive officers are elected and appointed by resolution of directors and may be removed at any time, with or without cause, by resolution of directors.
D. Employees.
As of December 31, 2007, we had 48 full-time employees, classified by function as follows:

	2007	2006
Corporate administration	18	16
Finance and accounting	10	6
Research and developments	3	6
Technology and engineering	8	27
Sales and services	6	13
Manufacturing	3	0

Total	48	68

Compared to the number of employees in 2006, the decrease of number of employees in 2007 was mainly due to the disposal of China Natures Technology Inc. and the dismissal of certain staff from technical support and post-sales services of BBHL.

We do not have any collective bargaining agreements with our employees. None of our employees is represented by a labor union. We have never experienced any material labor disruptions and are unaware of any current efforts or plans to organize employees. We believe we maintain a good working relationship with our employees. From time to time, we also employ part-time employees and independent contractors to support our manufacturing, research and development and sales and marketing activities. We plan to hire additional employees as we expand.
E. Share ownership.
None of our executive officers and directors owns shares of the Company as of the date of this Annual Report on Form 20-F:
The names and titles of our executive officers and directors to whom we have granted stock options which are outstanding as of the date of this Annual Report on Form 20-F and exercisable within 60 days from the date hereof (except as noted) and the number of shares of our common stock subject to such options are set forth in the following table:

		Number	Exercise
Name	Title/Office	Of options	Per option	Expiration Date
			(US$)
Alan Li	Chairman, Executive	75,000	1.85	September 20, 2015 (1)
	Director and Chief	100,000	3.18	September 18, 2016 (2)
	Executive Officer	150,000	3.13	May 23, 2012 (3)
Zhenwei Lu	Executive Director and	40,000	1.85	September 20, 2015 (1)
	Chief Operating Officer	60,000	3.18	September 18, 2016 (2)
		80,000	3.13	May 23, 2012(3)
Kang Li	Executive Director and	80,000	3.13	May 23, 2012 (3)
	Chief Investment Officer
Xu Qian	Executive Director and	140,000	3.18	September 18, 2016 (2)
	Co-Chief Executive Officer
Ju Zhang	Executive Director	10,000	1.85	September 20, 2015 (1)
		10,000	3.18	September 18, 2016 (2)
Xinping Shi	Independent Director	10,000	1.85	September 20, 2015 (1)
		10,000	3.18	September18, 2016 (2)
		30,000	3.13	May 23, 2012 (3)
Yezhong Ni	Independent Director	10,000	1.85	September 20, 2015 (1)
		10,000	3.18	September 18, 2016 (2)
		10,000	3.13	May 23, 2012 (3)
Weidong Wang	Independent Director	10,000	1.85	September 20, 2015 (1)
		10,000	3.18	September 18, 2016 (2)
		10,000	3.13	May 23, 2012(3)
Loong Cheong Chang	Independent Director	30,000	3.13	May 23, 2012 (3)

		Number	Exercise
Name	Title/Office	Of options	Per option	Expiration Date
			(US$)
Yu Keung Poon	Independent Director	20,000	3.13	May 23, 2012 (3)
Xiaoping Wang	Independent Director	10,000	3.13	May 23, 2012 (3)
Charlene Hua	Chief Financial Officer	60,000	3.74	August 20, 2012 (4)

Note:

(1)	These options were granted under the Company’s 1996 Stock Option Plan and 2000 Stock Option Plan. These options were granted pursuant to a board resolution passed on September 20, 2005 and were fully vested as of December 31, 2007.

(2)	These options were granted under the Company’s 2005 Stock Option Plan. These options were granted pursuant to a board resolution passed on September 18, 2006 and were fully vested as of December 31, 2007.

(3)	These options were granted under the Company’s 2006 Stock Option Plan. These options were granted pursuant to a resolution of the Compensation Committee passed on May 23, 2007. One-third of the options granted were vested on May 23, 2008 and the remaining two-thirds will be vested on May 23, 2009.

(4)	These options were granted under the Company’s 2006 Stock Option Plan. These options were granted pursuant to a resolution of the Compensation Committee passed on August 20, 2007. One-third of the options granted will be vested on August 20, 2008 and the remaining two-thirds will be vested on August 20, 2009.
Stock Option Plans
The Stock Option Plan is designed to provide an incentive to employees (including directors and officers who are employees) and to consultants who are not our employees, and our present and future subsidiary companies and to offer an additional inducement in obtaining the services of such employees and consultants. Pursuant to shareholders’ resolutions passed on October 10, 1996, September 20, 2000, October 21, 2005 and December 22, 2006, the 1996 Stock Option Plan (the “1996 Plan”), the 2000 Stock Option Plan (the “2000 Plan”) , the 2005 Stock Option Plan (the “2005 Plan”) and the 2006 Stock Option Plan (the “2006 Plan”) have been approved by our shareholders, respectively.
1996 Stock Option Plan
The 1996 Plan was filed in the Amendment No.2 to the Registration Statement on Form F-1, dated December 9, 1996, and was incorporated by reference to Exhibit 10.6 on Form F-1 (File No. 333-6082), as amended.
All options to purchase 200,000 shares of common stock under the 1996 Plan were granted.
2000 Stock Option Plan
The 2000 Plan is incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-8 (File No. 333-127423), filed with SEC on August 11, 2005.
Options to subscribe 370,000 shares and 30,000 shares of common stock under the 2000 Plan were granted on September 20, 2005 and September 18, 2006, respectively.
2005 Stock Option Plan
The 2005 Plan is incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-8 (File No. 333-139608), filed with SEC on December 22, 2006.
All options to purchase 1,000,000 shares of common stock under the 2005 Plan were granted.
2006 Stock Option Plan
The 2006 Plan is incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-8 (File No. 333-147806), filed with SEC on December 4, 2007.
All options to purchase 1,000,000 shares of common stock under the 2006 Plan were granted.

Item 7. Major Shareholders and Related Party Transactions
A. Major shareholders.
The following table sets forth as of the date of this Annual Report on Form 20-F, the beneficial ownership of (i) all persons known to us to be beneficial owners of equal or more than five percent or more of our common stock and (ii) our current officers and directors and (iii) our current officers and director as a group.

	Shares of common stock		Percent of
Principal Stockholder	beneficially owned (1)		class
China Biotech Holdings Limited (“China Biotech”) of 5/F, B&H Plaza, 27 Industry Ave, Shekou, Shenzhen 518067, PR China	4,837,168		32.19%

Beijing Holdings of Room 4301, Central Plaza 18 Harbour Road, Wanchai Hong Kong	1,009,323		6.72%

Alan Li of c/o Unit 1712-13, Tower 1, Admiralty Centre, No.18 Harcourt Road, Hong Kong	0	(2)(4)	*

Zhenwei Lu of c/o Unit 1712-13, Tower 1, Admiralty Centre, No.18 Harcourt Road, Hong Kong	0	(2)(4)	*

Xu Qian of c/o Rm 4301, Central Plaza, 18 Harbour Road,Wanchai, Hong Kong	0	(3)	*

Kang Li of c/o Unit 1712-13, Tower 1, Admiralty Centre, No.18 Harcourt Road, Hong Kong	0	(2)(4)	*

Ju Zhang of c/o Unit 1712-13, Tower 1, Admiralty Centre, No.18 Harcourt Road, Hong Kong	0	(2)	*

Loong Cheong Chang of c/o Unit 1712-13, Tower 1, Admiralty Centre, No.18 Harcourt Road, Hong Kong	0	(4)	*

Xiaoping Wang of c/o Unit 1712-13, Tower 1, Admiralty Centre, No.18 Harcourt Road, Hong Kong	0	(4)	*

Xinping Shi of c/o Unit 1712-13, Tower 1, Admiralty Centre, No.18 Harcourt Road, Hong Kong	0	(4)	*

Yezhong Ni of c/o Unit 1712-13, Tower 1, Admiralty Centre, No.18 Harcourt Road, Hong Kong	0	(4)	*

Weidong Wang of c/o Unit 1712-13, Tower 1, Admiralty Centre, No.18 Harcourt Road, Hong Kong	0	(4)	*

Yu Keung Poon of c/o Unit 1712-13, Tower 1, Admiralty Centre, No.18 Harcourt Road, Hong Kong	0	(4)	*

Charlene Hua of c/o Unit 1712-13, Tower 1, Admiralty Centre, No.18 Harcourt Road, Hong Kong	0	(4)	*

All officers and directors as a group (12 persons)	0	(2)(3)(4)	*

Public	9,182,174		61.09%
China Biotech owns 1,000,000 shares of Series A Preferred Stock of the Company, representing 25% voting power of the combined voting porwer of the Common Stock and Preferred Stock. The rights, preferences and privileges with respect to the Series A Preferred Stock are as follows:

●	Voting right

The 1,000,000 shares of Preferred Stock shall have an aggregate voting power of 25% of the combined voting power of the entire issuer’s shares, Common Stock and Preferred Stock.

●	Dividends

The holder shall be entitled to receive dividends only as, when and if such dividends are declared by the Board with respect to shares of Preferred Stock.

●	Liquidation preference

In the event of any distribution of assets upon any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, after payment or provision for payments of the debts and other liabilities of the Company, the holder shall be entitled to receive out of assets of the Company, whether such assets are capital, surplus or earnings, an amount equal to the consideration paid by him for each such share plus any accrued and unpaid dividends with respect to such shares of Preferred Stock through the date of such liquidation, dissolution or winding up.

●	Redemption

The issuer shall have no right to redeem the Preferred Stock.

●	Non-convertible

*	less than 1%.

(1)	Unless otherwise noted, all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

(2)	Mr. Alan Li, Chairman of the Board, Executive Director and Chief Executive Officer, Mr. Zhenwei Lu , Executive Director and Chief Operating Officer, Mr. Kang Li, Executive Director and Chief Investment Officer and Mr. Ju Zhang, Executive Director, are also directors of China Biotech and therefore they may be deemed to beneficially own the shares of Common Stock owned by China Biotech.

(3)	Mr. Xu Qian, Executive Director, is also the Assistant General Manager and Chief Financial Officer of Beijing Holdings and therefore he may be deemed to be beneficially own the shares of Common Stock owned by Beijing Holdings.

(4)	Holds options which are not currently exercisable or which vest within 60 days of the date of this Annual Report on Form 20-F .
Except as disclosed below, there were no significant related party transactions with major shareholders.
B. Related party transactions.
The transactions with related parties are analyzed as follows:-

Year ended
December 31, 2007
Amounts in thousands
Rmb
Transactions with related parties
Acquisition of Faster Group from China Biotech (Note 1)	20,700
Prepayment for acquisition of property from ZMRE (Note 2)	3,301

(1) On November 8, 2007, the Company entered into a sale and purchase agreement with China Biotech to acquire the entire equity interest in Faster Group held by China Biotech at a consideration of Rmb20.7 million.

The consideration was settled by issuance of 782,168 shares of Common Stock and 1,000,000 shares of Preferred Stock on December 10, 2007.
(2) Zhangzhou Trendar Tech and Broad Shine, the two wholly-owned subsidiaries of the Company, acquired four properties with Rmb3.301 million in total from Zhangzhou Merchants Real Estate Ltd. (“ZMRE”), a subsidiary of China Merchant Group (“CMG”), on July 3, 2007 and October 22, 2007, respectively. CMG is the ultimate holding company of China Biotech .
As of December 31, 2007, the balances with related parties were as follows:-

Year ended
December
31, 2007
Amounts in
thousands
Rmb
Balances with related parties:
Due from related parties
Funds held by China Biotech for potential acquisition of technology and business in China (Note 3)	5,612

5,612

Due to related parties:
Due to China Biotech (Note 4)	908
Due to CMZDZ (Note 5)	5,783

6,691

(3)	China Biotech has been the major shareholder of the Company since January 12, 2007. China Biotech has experience in acquisitions in China. In view of China Biotech’s experience, the Company deposited HK$6 million equivalent to Rmb5.612 million with China Biotech for the purpose of making (with the assistance of China Biotech) potential acquisitions of technology and businesses in China. There was no agreement signed for the funds deposited with China Biotech and the Company can withdraw the funds without any restrictions.
(4)	The amount represented administrative expenses paid on behalf of Faster and Shenzhen Innoessen by China Biotech in China.
(5)	The amount represented the amount payable to China Merchant Zhangzhou Development Zone Ltd. (”CMZDZ”), a subsidiary of CMG, for the cash of Faster Group acquired.
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
To the best of our knowledge, based upon reasonable investigation, there is no litigation pending or threatened against the Company (or any of its subsidiaries) which will materially adversely change the financial or other conditions of the Company.
B. Significant Changes.

None.
Item 9. The Offer and Listing.
A. Offer and listing details.
Our authorized share capital is made up of two classes of shares divided into 4,000,000,000 shares of common stock, US$0.01 par value, and 1,000,000,000 shares of preferred stock, US$0.01 par value. As of the date of this Annual Report on Form 20-F, 15,028,665 shares are issued and fully paid.
The annual high and low market prices of our common stock for the most recent five full financial years are set forth as below:

NASDAQ Capital Market	Common Stock
(Year Ended)	High	Low
December 31, 2007	10.390	2.710
December 31, 2006	12.150	1.340
December 31, 2005	8.800	1.530
December 31, 2004	5.600	0.350
December 31, 2003	0.700	0.030
The high and low market prices of our common stock for each financial quarter over the most recent two full financial years and all subsequent quarters are set forth as below:

NASDAQ Capital Market	Common Stock
(Quarter Ended)	High	Low
March 31, 2008	9.450	3.140
December 31, 2007	10.390	4.870
September 30, 2007	7.400	3.510
June 30, 2007	4.490	2.710
March 31, 2007	8.100	3.250
December 31, 2006	9.000	4.020
September 30, 2006	4.740	1.340
June 30, 2006	7.510	3.420
March 31, 2006	12.150	2.110

For the most recent five months, the high and low market prices of our common stock are set forth as below:

NASDAQ Capital Market	Common Stock
(Month Ended)	High	Low
May 31, 2008	7.200	4.560
April 30, 2008	5.370	4.290
March 31, 2008	4.820	3.140
February 28, 2008	6.160	5.140
January 31, 2008	9.450	4.970
B. Plan of Distribution
Not applicable
C. Markets.
Our common stock was included for quotation on the NASDAQ Global Market (formerly known as NASDAQ National Market) on December 13, 1996 under the symbol “TRFDF”. Pursuant to the implementation of the new listing requirements since February 1998, we moved the listing of our common stock to the NASDAQ Capital Market on October 12, 1998 under the same symbol.
Our common stock is listed for quotation on the NASDAQ Capital Market and not on any other public trading market.
On January 9, 2006, the name of the Company was changed to China Technology Development Group Corporation and its common stock continues to trade on NASDAQ Capital Market under the new symbol “CTDC”.
D. Selling Shareholders.
Not applicable.
E. Dilution.
Not applicable.
F. Expenses of the issue.
Not Applicable.
Item 10. Additional Information.
A. Share capital.
Not Applicable.
B. Memorandum and articles of association.
Our company, formerly known as Tramford International Limited, has been registered in the British Virgin Islands or BVI since September 19, 1995, under British Virgin Islands International Business Companies Act (CAP.291) with number 161076. Set forth below is a brief summary of certain provisions of our amended and restated Memorandum and Articles of Association adopted by our shareholders on the Annual General Meeting of Shareholders 2007 held on October 19, 2007. This summary does not purport to be complete and is qualified in its entirety by reference to our Memorandum and Articles of Association, which are filed as Exhibit 1.1 to this Annual Report on Form 20-F.
Objects and Powers
Regulation 4 of our Memorandum of Association states that the objects for which our company is established are to engage in any businesses which are not prohibited by law in force in the British Virgin Islands.
Directors
A director who is materially interested in any transaction with us shall declare the material facts of and nature of his interest in good faith at the meeting of the Board of Directors. A director may vote or be counted as the quorum on any resolution of the Board in respect of any transaction in which he is materially interested.

With the prior or subsequent approval by a resolution of members, the directors may subject to the determination of the Compensation Committee, by a resolution of directors, fix the emoluments of directors with respect to services to be rendered in any capacity to us.
The directors may, by a resolution of directors, exercise all the powers of the Company to borrow money and to mortgage or charge its undertakings and property on any part thereof, to issue debentures, debenture stock and other securities.
There is no age limit requirement for retirement or non-retirement of directors. A director shall not require a share qualification.
Share Rights, Preferences and Restrictions
Our authorized share capital is made up of two classes of shares divided into 4,000,000,000 shares of common stock, US$0.01 par value, and 1,000,000,000 shares of preferred stock, US$0.01 par value. Our Board of Directors is vested with the authority to authorize by resolution from time to time the issuance of the preferred shares in one or more series and to prescribe the number of preferred shares within each such series and the voting powers, designations, preferences, limitations, restrictions and relative rights of each such series.
Rights, preferences and restrictions attaching to common stock
No dividend shall be declared and paid unless our directors determine that immediately after the payment of the dividend our company will be able to satisfy its liabilities as they become due in the ordinary course of its business and the realizable value of the assets of our company will not be less than the sum of its total liabilities and its capital. All dividends unclaimed for three years after having been declared may be forfeited by resolution of the directors for the benefit of our company.
All common shares vote as one class and each whole share has one vote. We may redeem, purchase or acquire any of our own shares for such fair value as we by a resolution of directors determine, but only out of surplus or in exchange for newly issued shares of equal value. All common shares have the same rights with regard to dividends and distributions upon our liquidation.
Rights, preferences and restrictions attaching to Series A Preferred Stock
Pursuant to the authority conferred on the Board of Directors by the Memorandum of Association, we have established and created a series of 1,000,000 shares of preferred stock, par value $0.01 per share, designated as Series A Preferred Stock.
The holders of the Series A Preferred Stock shall be entitled to receive dividends only as, when and if such dividends are declared by the Board of Directors with respect to shares of Preferred Stock.
As to payment of dividends and as to distribution of assets upon liquidation, dissolution or winding up of our company, all share of Series A Preferred Stock shall rank prior to all of the common shares, par value $0.01 per share.
The 1,000,000 shares of Series A Preferred Stock shall have an aggregate voting power of 25% of the combined voting power of our entire shares, including common stock and preferred stock.
In the event of any distribution of assets upon any liquidation, dissolution or winding-up, the holder of the outstanding preferred stock shall be entitled to receive an amount equal to the consideration paid by him for such shares plus any accrued and unpaid dividends, before any payments or distributions are made to any other equity security of our company.
We have no right to redeem such Series A Preferred Stock.
Changing Share Rights
The rights of each class and series of shares that we are authorized to issue shall be fixed by the resolution of directors. If the authorized capital is divided into different classes, the rights attached to any class or series may be varied with the consent in writing of the holders of not less than three-fourths of the issued shares of that class or series and of the holders of not less than three-fourths of the issued shares of any other class or series which may be affected by such variation.
Shareholder Meetings
Upon the written request of shareholders holding 20 percent or more of our outstanding voting shares the directors shall convene a meeting of shareholders.

The directors shall convene an annual meeting of our shareholders for the election of directors and such other matters at such times and in such manner and places as the directors consider necessary or desirable.
At least 21 days’ notice of shareholder meetings shall be given to the members whose name appears on the share register and who are entitled to vote at the meetings.
A shareholder meeting will be deemed duly constituted if there are present in person or by proxy the holders of not less than one-third of the votes of the shares entitled to vote at the meeting.
Restrictions on Rights to Own Securities
There are no limitations on the rights to own our securities.
Change in Control Provisions
There are no provisions of our Memorandum of Association and Articles of Association that would have an effect of delaying, deferring or preventing a change in our control and that would have operated only with respect to a merger, acquisition or corporate restructuring involving us.
Disclosure of Share Ownership
There are no provisions governing the ownership threshold above which shareholder ownership must be disclosed.
Applicable Law
Under the laws of most jurisdictions in the US, majority and controlling shareholders generally have certain fiduciary responsibilities to the minority shareholders. Shareholder action must be taken in good faith and actions by controlling shareholders which are obviously unreasonable may be declared null and void. BVI law protecting the interests of minority shareholders may not be as protective in all circumstances as the law protecting minority shareholders in US jurisdictions.
While BVI law does permit a shareholder of a BVI company to sue its directors derivatively, that is, in the name of and for the benefit of our company, and to sue a company and its directors for his benefit and for the benefit of others similarly situated, the circumstances in which any such action may be brought, and the procedures and defenses that may be available in respect of any such action, may result in the rights of shareholders of a BVI company being more limited than those of shareholders of a company organized in the US.
Our directors have the power to take certain actions without shareholder approval, including an issue of our shares or an appointment of an independent registered accounting firm, which would require shareholder approval under the laws of most US jurisdictions. In addition, the directors of a BVI corporation, subject in certain cases to court approval but without shareholder approval, may, among other things, implement a reorganization, certain mergers or consolidations, the sale, transfer, exchange or disposition of any assets, property, part of the business, or securities of the corporation, or any combination, if they determine it is in the best interests of our company, its creditors, or its shareholders.
The International Business Companies Act of the British Virgin Islands permits shareholder approval of corporate matters by written consent and the issuance of preferred shares. Currently, our Memorandum and Articles of Association provide for shareholder approval of corporate matters by written consent and the issuance of preferred shares. Our Board of Directors is vested with the authority to authorize the issuance of the preferred shares in one or more series and to prescribe the voting powers, designations, preferences and restrictions of each series of preferred stock. Such ability could have the effect of delaying, deterring or preventing a change in our control without any further action by the shareholders.
As in most US jurisdictions, the board of directors of a BVI corporation is charged with the management of the affairs of the corporation. In most US jurisdictions, directors owe a fiduciary duty to the corporation and its shareholders, including a duty of care, under which directors must properly apprise themselves of all reasonably available information, and a duty of loyalty, under which they must protect the interests of the corporation and refrain from conduct that injures the corporation or its shareholders or that deprives the corporation or its shareholders of any profit or advantage. Many US jurisdictions have enacted various statutory provisions which permit the monetary liability of directors to be eliminated or limited. Under BVI law, liability of a corporate director to the corporation is primarily limited to cases of willful malfeasance in the performance of his duties or to cases where the director has not acted honestly and in good faith and with a view to the best interests of the corporation. However, under our Articles of Association, we are authorized to indemnify any director or officer who is made or threatened to be made a party to a legal or administrative proceeding by virtue of being one of our directors or officers, provided such person acted honestly and in good faith and with a view to our best interests and, in the case of a criminal proceeding, such person had no reasonable cause to believe that his conduct was unlawful. Our Articles of Association also enable us to indemnify any director or officer who was successful in such a proceeding against expense and judgments, fines and amounts paid in settlement and reasonably incurred in connection with the proceeding.
The above description of certain differences between BVI and US corporate laws is only a summary and does not purport to be complete or to address every applicable aspect of such laws. However, we believe that all material differences are disclosed above.
Changes in Capital
The authorized capital of our company may by an ordinary resolution of our shareholders be increased or reduced. In respect of any unissued shares we may increase or reduce the number of such shares, increase or reduce the par value of any such shares or effect any combination of the foregoing by an ordinary resolution of shareholders.
Nasdaq Requirements
Our common shares are currently listed on the Nasdaq Capital Market and, for so long as our securities continue to be listed, we will remain subject to the rules and regulations established by Nasdaq as being applicable to listed companies. Nasdaq has adopted amendments to its Rule 4350 to impose various corporate governance requirements on listed securities. Section (a) (1) of Rule 4350 provides that foreign private issuers such as our company are required to comply with certain specific requirements of Rule 4350, but, as to the balance of Rule 4350, foreign private issuers are not required to comply if the laws of their home country do not otherwise require compliance.
We currently comply with the specifically mandated provisions of Rule 4350. In addition, we have elected to voluntarily comply with certain other requirements of Rule 4350, notwithstanding that our home country does not mandate compliance; although we may in the future determine to cease voluntary compliance with those provisions of Rule 4350. However, we have determined not to comply with the following provisions of Rule 4350 since the laws of the British Virgin Islands do not require compliance:
●	our independent directors do not hold regularly scheduled meetings in executive session;

●	the compensation of our executive officers is not determined by an independent committee of the board or by the independent members of the board of directors, and our CEO may be present and participate in the deliberations concerning his compensation;

●	related party transactions are not required to be reviewed or approved by our audit committee or other independent body of the board of directors; and

●	we are not required to solicit shareholder approval of stock plans, including those in which our officers or directors may participate; stock issuances that will result in a change in control; the issuance of our stock in related party transactions or other transactions in which we may issue 20% or more of our outstanding shares; or, below market issuances of 20% or more of our outstanding shares to any person.
We may in the future determine to voluntarily comply with one or more of the foregoing provisions of Rule 4350.
C. Material contracts.
The following material contracts, except contracts entered into in the ordinary course of business, have been entered into by us or our subsidiaries within the two years preceding the filing date of this Annual Report:
On February 10, 2006, BBHL entered into a supply contract for a term of two years with the Legendsec Ltd. at exactly the same terms of that of the Legend Group. Legendsec is an Internet Technology company established in 2004 by a group of experienced salesmen who had worked at the Legend Group prior to the restructuring of the Legend Group in 2004. A translation of the supply contract was filed as Exhibit 10.5 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 000-29008).
On November 27, 2006, the Company entered into subscription agreements with each of China Biotech, Eastern Ceremony Group Limited and Harvest Smart Overseas Limited (collectively the “Subscribers”) for the allotment and issuance of 2,500,000 new subscription shares and 3,000,000 warrant shares of the Company by the Subscribers. Pursuant to the subscription agreements, the Company issued and sold 1,500,000, 500,000, and 500,000 subscription shares for cash consideration of US$ 2.50 per share to China Biotech, Eastern Ceremony Group Limited and Harvest Smart Overseas Limited respectively. In addition, China Biotech, Eastern Ceremony Group Limited and Harvest Smart Overseas Limited subscribed for warrants to purchase shares in the amounts of 2,000,000, 500,000 and 500,000 warrant shares with a warrant premium of US$0.01 per warrant share respectively, issuable upon the exercise of the warrants at an exercise price of US$5.00 per share. The

Subscription Agreements were filed as Exhibit 10.1 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 000-29008).
On April 27, 2007, the Company entered into a sale and purchase agreement with Win Horse Investments Limited in relation to the disposal of China Natures Technology Inc., including its subsidiary Zhejiang University (Hangzhou) Innoessen Bio-technology Inc. Pursuant to the agreement, the Company will sell its owned shares in China Natures Technology Inc. to Win Horse Investments Limited for a cash consideration of HK$10million. Due to the purchaser’s default in payment of consideration, this agreement was terminated by both parties on December 4, 2007. Subsequently, the Company entered into a sale and purchase agreement with Total Trump Limited on December 18, 2007 to dispose its equity interests in China Natures Technology Inc. with the same terms and conditions as in the agreement with Win Horse Investments Limited. On the same date, we received the first payment in amount HK$1 million from Total Trump Limited. The disposal of China Natures Technology Inc. was approved by our shareholders at the annual general meeting held on October 19, 2007. A translation of the sale and purchase agreement with Total Trump Limited was filed with SEC as Exhibit 99.1 to our report on Form 6-K on December 20, 2007 (File No. 000-29008).Pursuant to an assignment agreement entered into between China Biotech and Total Trump on May 8, 2008, the payment obligation was assigned to China Biotech, the major shareholder of the Company. The Company received HK$9 million from China Biotech on June 16, 2008.
On September 7, 2007, China Merchants Zhangzhou Development Zone Trenda Solar Limited, a wholly-owned subsidiary of our company, entered into a cooperation contract with China Solar Energy Group Limited to purchase the SnO2 solar base plates production lines at an aggregate price of US$8 million. Our entry into solar energy industry and the purchase of SnO2 productions lines were approved by our shareholders at the annual general meeting held on October 19, 2007. The cooperation contract can be found in our Shareholders Circular dated September 20, 2007 and was filed with SEC as Exhibit 99.1 to our report on Form 6-K on September 25, 2007(File No. 000-29008) .
On November 8, 2007, the Company entered into a sale and purchase agreement with China Biotech to acquire Faster Assets Limited, a wholly owned subsidiary of China Biotech which ultimately owns a plant, together with the land use rights thereto, located at No.3, Tangyang Industrial Zone, China Merchants Zhangzhou Development Zone, China. The total consideration was Rmb20.7 million , equal to the fair market value of the plant and the land use right as set out in an independent valuation report issued by Cushman & Wakefield Valuation Advisory Services (HK) Limited (“Final Consideration”). We paid the Final Consideration to China Biotech by way of the issue and allotment of 782,168 shares of common stock and 1,000,000 shares of Series A Preferred Stock. The acquisition of Faster Assets Limited was approved by our shareholders at the prior annual general meeting held on October 19, 2007. The form of the sale and purchase agreement was included in the Shareholders Circular dated September 20, 2007 which was filed with SEC on Form 6-K on September 25, 2007 (File No. 000-29008). The execution copy of the agreement and the memorandum of completion of the agreement were filed with SEC as Exhibit 99.2 and Exhibit 99.3 to our report on Form 6-K on December 13, 2007 (File No. 000-29008).
On April 21, 2008, China Green Industry Group Limited, the wholly-owned subsidiary of the Company, entered into a sale and purchase agreement with Harvest Time International Holdings Limited to dispose its entire equity interest in Green Energy Industry Limited (“Green Energy”), including Fullwing Limited (“Fullwing”) and Margot Limited (“Margot”), for a cash consideration of HK$10,000. Green Energy and Margot, incorporated in British Virgin Islands, have no assets and liabilities and have not commenced any business and operation since their incorporation in 2007. Fullwing has no business operation other than an agreement dated September 14, 2007, entered into by Fullwing and Soyin Electrical Appliance Industrial Co., Ltd. (“Soyin”) to establish a joint venture in China. Since Fullwing and Soyin could not agree on the performance of “Non-competition Clause” and the joint venture has not been duly incorporated in China, Fullwing did not contribute its investment to the joint venture. Subsequent to the disposal of Green Energy, the purchaser of Green Energy will make its own decision on the performance and observance of the agreement with Soyin. The execution copy of the sale and purchase agreement with Harvest Time International Holdings Limited is attached as Exhibit 4.8 to this Annual Report.
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
Currently, foreign investment enterprises are required to apply to SAFE for “foreign exchange registration certificates for foreign investment enterprises”. With such foreign exchange registration certificates (which are granted to foreign investment enterprises, upon fulfilling specified conditions and which are subject to review and renewal by SAFE on an annual basis) or with the foreign exchange sales notices from the SAFE (which are obtained on a transaction-by-transaction basis), foreign-invested enterprises may enter into foreign exchange transactions at banks authorized to conduct foreign exchange business to obtain foreign exchange for their needs.
E. Taxation.
The following discussion is a summary of certain anticipated British Virgin Islands and U.S. tax consequences of an investment in our Common Stock. The discussion does not deal with all possible tax consequences relating to an investment in our Common Stock and does not purport to deal with the tax consequences applicable to all categories of investors, some of which (such as dealers in securities, insurance companies and tax-exempt entities) may be subject to special rules. In particular, the discussion does not address the tax consequences under state, local and other national (e.g., non-British Virgin Island) tax laws. Accordingly, each prospective investor should consult its own tax advisor regarding the particular tax consequences to it of an investment in our Common Stock and warrants. The following discussion is based upon laws and relevant interpretations there of in effect as of the date of this Annual Report, all of which are subject to change.
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
United States Federal Income Taxation
U.S. Holders
This summary describes certain material U.S. federal income tax consequences for a U.S. Holder (as defined below) of acquiring, owning and disposing of the ADSs or ordinary shares. This summary applies only to U.S. Holder that will hold the ADSs or ordinary shares as capital assets for tax purposes. This summary does not apply to U.S. Holder subject to special rules, such as:
–	a dealer in securities or currencies;

–	a trader in securities that elects to use a market-to-market method of accounting for securities holdings;

–	a bank;

–	a life-insurance company;

–	a tax-exempt organization

–	a person that holds ADSs or ordinary shares as part of a hedge, straddle or conversion transaction for tax purposes;

–	a person whose functional currency for tax purposes is not the U.S. dollar; or

–	a person that owns or is deemed to own 10% or more of any class of our stock.
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
          For purposes of this summary, a “U.S. Holder” is a beneficial owner of an ordinary share or ADS that is:
–	a citizen or resident of the United States;

–	a U.S. domestic corporation; or
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
Non-U.S. Holders
Any dividends received on ordinary shares and any gain realized on sale or exchange of ordinary shares by a non-U.S. Holder generally will be exempt from U.S. federal income tax, including withholding tax. However, to receive this exemption a non-U.S. Holder may be required to satisfy certain certification requirements of the Internal Revenue Service to establish that it is not a U.S. person. See “-Information Reporting and Backup Withholding” below.
F. Dividends and paying agents.
Not Applicable.
G. Statement by experts.
Not Applicable.
H. Documents on display.
We have previously filed with the Commission our registration statement on Form F-1, as amended, and our prospectus under the Securities Act of 1933, with respect to our ordinary shares.
We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the Securities and Exchange Commission. Specially, we are required to file annually a Form 20-F no later than six months after the close of each fiscal year, which is December 31. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at Judiciary Plaza, 100 F. Street, N.E., Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a Web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.
As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting requirements and trading restrictions pursuant to Section 16 of the Exchange Act. In addition, we are exempt from the provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information.
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
Under the current PRC regulations, conversion of Renminbi is permitted in China for routine current-account foreign exchange transactions, including trade and service related foreign exchange transactions, payment of dividends and service of foreign debts. Conversion of Renminbi for most capital-account items, such as direct investments, investments in PRC securities markets and repatriation of investments, however, is still subject to the approval of the SAFE. Our foreign-invested enterprises, such as Zhangzhou Trenda Tech, Broad Shine and Zhangzhou Trenda, may buy, sell and/or remit foreign currencies for current-account transactions at banks in China with authority to conduct foreign exchange business by complying with certain procedural requirements, such as presentment of valid commercial documents. As disclosed, for most capital-account transactions, approval from the SAFE is a pre-condition. Capital investments by foreign-invested enterprises outside China are also subject to limitations and requirements in China, such as prior approvals from the PRC Ministry of Commerce, the SAFE and the PRC National Development and Reform Commission, or the NDRC.
During 2007, significant appreciation of Renminbi resulted in some exchange loss in foreign-invested enterprises’ income statement. We will negoitate with foreign suppliers to pay in Hong Kong Dollars and enter into certain foreign currency forward contracts so that we could reduce the effect of our foreign exchange risk exposure. However, we cannot assure you that we would be able to effectively manage our foreign exchange risk exposure.
Interest rate risk
We are exposed to interest rate risk arising from having short-term variable rate borrowings from time to time. Our future interest expense would fluctuate in line with any change in our borrowing rates. We do not have any derivative financial instruments and believe our exposure to interest rate risk and other relevant market risks is not material.
Inflation
In recent years, China has not experienced significant inflation, and thus inflation has not had a material impact on our results of operations in recent years. According to the National Bureau of Statistics of China, the change in Consumer Price Index in China was — 1.8%, 1.5% and 4.8% in 2005, 2006 and 2007, respectively.
Item 12. Description of Securities Other than Equity Securities.
Not Applicable.

PART II
Item 13. Default, Dividend Arrearages and Delinquencies.
None.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.
Not applicable.
Item 15T. Controls and Procedures
Disclosure Controls and Procedures
As required by Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, our company’s management, including our chief executive officer and our chief financial officer, is responsible for establishing and maintaining effective disclosure controls and procedures, as defined under Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934. As of December 31, 2007, an evaluation was performed under the supervision and with the participation of management, including our chief executive officer and our chief financial officer, on the effectiveness of our company’s disclosure controls and procedures. Based on that evaluation, our chief executive officers and our chief financial officer concluded that our company’s disclosure controls and procedures as of December 31, 2007 were not effective because management had identified certain internal control deficiencies in our internal control over financial reporting that they considered as material weaknesses in our internal control over financial reporting.
Notwithstanding management’s assessment that our disclosure controls and procedures were ineffective as of December 31, 2007 and the material weaknesses described below, we believe that the consolidated financial statements included in this Annual Report on Form 20-F correctly present our financial condition, results of operations and cash flows for the fiscal year covered thereby in all material respects.
Management’s Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) promulgated under the Securities Exchange Act of 1934. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of an issuer’s financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Internal control over financial reporting includes policies and procedures that:
◆	Pertain to the maintenance of records that, in reasonable details, accurately and fairly reflect the transactions and dispositions of an issuer’s assets;

◆	Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that an issuer’s receipts and expenditures are being made only in accordance with authorizations of its management and directors; and

◆	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of an issuer’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent detect misstatements. Also, the application of any evaluation of effectiveness to future periods is subject to the risk that controls may become inadequate because of changes in conditions, or that complication with the policies or procedures may deteriorate.
A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. Because of the material weaknesses described below, management concluded that our internal control over financial reporting was not effective as of December 31, 2007.
The specific material weaknesses identified by management as of December 31, 2007 are described as follows:
(1)	lack of formal internal control over financial reporting; and
(2)	lack of accounting personnel with knowledge of U.S. GAAP and SEC financial reporting requirements.

This Annual Report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the SEC that permit the Company to provide only management’s report in this Annual Report.
Changes in internal control over financial reporting
The Company is in the process of developing and implementing remediation plans to address our material weaknesses. During the year ended December 31, 2007, we have made the following changes to our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
(1) establishment of internal audit function and relevant policies and procedures to strengthen the fraud risk assessment and anti-fraud system, (2) improvement of communication between headquarter and subsidiaries dealing with supervision over subsidiaries, (3) establishment of more detailed policy and procedures on preparation of financial statements.
Remedies committed to last year include (1) establishment of a financial reporting structure, a reporting package, and the establishment of policies and procedures to strengthen the internal controls over financial reporting, (2) improvement of communication between management, the board of directors and its audit committee, (3) provision of employment contracts and, the employee handbook to our staff which can effectively govern our employees.
Our management anticipates remediating the deficiencies by year ending 2008. In addition, management has undertaken remedial steps to improve the internal controls, including hiring additional staff, training our new and existing staff and installing new enterprise resource planning, or ERP systems, in order to build up a unified and integrated database of our company. Since third quarter of 2007, management has engaged an advisory firm to advise us about complying with requirements of the Sarbanes-Oxley Act of 2002, or SOX, and has hired a consulting firm experienced in handling compliance with the requirements of SOX.
The exercise will be supervised and with the participation of our management, including our chief executive officer and our chief financial officer. We are currently still reviewing our efforts to improve our internal controls and may in the future identify additional deficiencies to our internal controls. Should we discover any additional deficiencies, we will take appropriate measures to correct or improve our internal controls. See “Item3. Key Information-Section (d)(4)- Our stock may cease trading if we fail to comply with requirements under Section 404 of the Sarbanes-Oxley Act of 2002”.
Item 16A. Audit Committee Financial Expert
Our Board of Directors has appointed Mr. Loong Cheong Chang, Mr. Yu Keung Poon and Mr. Yezhong Ni, independent directors, as members of the Audit Committee, and determined Mr. Yu Keung Poon as the financial expert within the meaning of Item 16A of this Annual Report and Mr. Yu Keung Poon qualifies as an audit committee financial expert as defined under the applicable rules of the SEC issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002 and the Nasdaq Stock Market.
Item 16B. Code of Ethics
Our Board of Directors has adopted a Code of Ethics that applies to all of our directors and officers, including our chief executive officer, chief financial officer and principal accounting officer of our company and subsidiaries. We filed the Code of Ethics as Exhibit 14.1 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 000-29008). A hardcopy of the Code of Ethics is available upon request at our principal place of business at Unit 1712-13, Tower 1, Admiralty Centre, 18 Harcourt Road, Hong Kong.

Item 16C. Principal Accountant Fees and Services
Audit Fees
The audit fees billed by Deloitte Touche Tohmatsu CPA Ltd, our independent registered public accounting firm for the fiscal year ended December 31, 2007 amounted to approximately Rmb1.98 million. The audit fees billed by Friedman LLP and PricewaterhouseCoopers (“PricewaterhouseCoopers”), our former independent registered public accounting firm for the fiscal years ended December 31, 2006 and 2005, amounted to Rmb1.34 million and Rmb2.49 million, respectively.
Audit-Related Fees
A fee of Rmb0.48 million was charged by PricewaterhouseCoopers to issue a consent letter for inclusion of their audit reports, for the fiscal years ended December 31, 2004 and 2005, in the Company’s 2006 and 2007 Annual Report. A fee of Rmb0.27 million was charged by Friedman LLP to issue a consent letter for inclusion of their audit reports, for the fiscal years ended December 31, 2006, in the Company’s 2007 Annual Report. A fee of Rmb0.36 million was charged for audit fees relating to 2006 due to additional audit work performed by Friedman LLP, our former independent registered public accounting firm.
The audit fee of Rmb0.03 million charged for 2004, 2005 and 2006 for BHL HK by S L lee & Lau .
Tax Fees
For statutory tax filings of BHLHK requested by the applicable regulations in Hong Kong for the fiscal years ended December 31, 2006, 2005 and 2004, it was performed by S L Lee & Lau. The tax filing fees were included as part of their audit fees in 2007.
All Other Fees
Other than audit fees, a fee of Rmb0.02 million and Rmb0.01 million were also charged by PricewatehouseCoopers and Friedman LLP, respectively, at the request of the Company, for issuance of a letter of consent to include its audit report dated December 31, 2005 and 2006 with the Company’s Registration Statement on Form S-8 filed on December 4, 2007.
Policy on Pre-Approval of Audit and Permissible Non-Audit Services of Independent Auditors
The policy of our directors who perform the functions customarily performed by an audit committee is to pre-approve all audit and permissible non-audit services provided by the independent auditors. These services may include audit services and other services.
Audit of Financial Statements
Delottie Touche Tohmatsu CPA Ltd is our principal independent registered public accounting firm. Friedman LLP and PricewaterhouseCoopers were our former independent registered public accounting firms.
Item 16D. Exemptions from the Listing Standards for Audit Committee.
Not applicable
Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers.
Not Applicable.
Item 17. Financial Statements.
The Company has elected to provide Financial Statements pursuant to Item 18 (see below).
Item 18. Financial Statements.
The financial statements are filed as Attachment A hereto and are included as part of this Annual Report on Form 20-F.

Item 19. Exhibits.

1.1	Amended and Restated Memorandum and Articles of Association of China Technology Development Group Corporation, adopted on October 19, 2007.

4.1	Framework Agreement with Legendsec (Beijing) Limited dated February 10, 2006 (translated version). *

4.2	New shares subscription agreements with China Biotech Holdings Limited, Eastern Ceremony Group Limited and Harvest Smart Overseas Limited dated November 27, 2006. *

4.3	Sale and purchase agreement with Win Horse Investments Limited in relation to the disposal of China Natures Technology Inc dated April 27, 2007 (translated version).*

4.4	Cooperation contract with China Solar Energy Group Limited relating to the solar energy SnO2 production line dated September 7, 2007.**

4.5	Sale and purchase agreement with China Biotech Holdings Limited relating to shares in Faster Assets Limited dated November 8, 2007.***

4.6	Memorandum of completion of sale and purchase agreement relating to shares in Faster Assets Limited dated December 10, 2007. ***

4.7	Sale and purchase agreement with Total Trump Limited relating to shares in China Natures Technology Inc dated December 18, 2007. ****

4.8	Sale and purchase agreement with Harvest Time International Holdings Limited relating to shares in Green Energy Industry Limited dated April 21, 2008.

8.1	List of all subsidiaries.

11.1	Code of Ethics. *

12.1	Certification of Chief Executive Officer required by Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Chief Executive Officer and Chief Financial Officer required by Section 906 of the Sarbanes-Oxley Act of 2002.

23.1	Consent of PricewaterhouseCoopers to the incorporation by reference in the Registration Statements on Form S-8 (file number 333-147806, 333-139608 and 333-127423) of their report dated June 30, 2008 included in the Registrant’s Report on Form 20-F for the fiscal year ended December 31, 2007

23.2	Consent of Friedman LLP to the incorporation by reference in the Registration Statements on Form S-8 (file numbers 333-147806, 333-139608 and 333-127423) of their report dated June 30, 2008 included in the Registrant’s Report on Form 20-F for the fiscal year ended December 31, 2007

23.3	Consent of Deloitte Touche Tohmatsu CPA Ltd. to the incorporation by reference in the Registration Statements on Form S-8 (file numbers 333-147806, 333-139608 and 333-127423) of their report dated June 30, 2008 included in the Registrant’s Report on Form 20-F for the fiscal year ended December 31, 2007

*	- incorporated by reference to the Exhibits to our Annual Report on Form 20-F for the fiscal year ended December 31, 2006, SEC File No. 000-29008.

**	- incorporated by reference to the Exhibits to our Report on Form 6-K filed with the SEC on September 25, 2007, SEC File No. 000-29008.

***	- incorporated by reference to the Exhibits to our Report on Form 6-K filed with the SEC on December 13, 2007, SEC File No. 000-29008.

****	- incorporated by reference to the Exhibits to our Report on Form 6-K filed with the SEC on December 20, 2007, SEC File No. 000-29008.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
Date: June 30, 2008	/s/ Charlene Hua
	Name:	Charlene Hua
	Title:	Chief Financial Officer

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of
China Technology Development Group Corporation
     We have audited the accompanying consolidated balance sheet of China Technology Development Group Corporation and its subsidiaries (the “Group”) as of December 31, 2007, and the related consolidated statements of operations, shareholders’ equity and comprehensive income (loss), and cash flows for the year then ended. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of the Group for the year ended December 31, 2005, before the effects of the retrospective adjustments for the discontinued operations discussed in Note 6(b) to the consolidated financial statements, were audited by other auditors whose report, dated September 19, 2006, expressed an unqualified opinion on those statements.
     We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of China Technology Development Corporation and its subsidiaries as of December 31, 2007, and the results of their operations and their cash flows for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.
     We also have audited the retrospective adjustments to the 2005 consolidated financial statements for the operations discontinued in 2007 and 2006, as discussed in Note 6(b) to the consolidated financial statements. Our procedures included (1) obtaining the Group’s underlying accounting analysis prepared by management of the retrospective adjustments for discontinued operations and comparing the retrospectively adjusted amounts per the 2005 consolidated financial statements to such analysis, (2) comparing previously reported amounts to the previously issued financial statements for such year, (3) testing the mathematical accuracy of the accounting analysis, and (4) on a test basis, comparing the adjustments to retrospectively adjust the financial statements for discontinued operations to the Group’s supporting documentation. In our opinion, such retrospective adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2005 consolidated financial statements of the Group other than with respect to the retrospective adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2005 consolidated financial statements taken as a whole.
     Our audit also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such United States dollar amounts are presented solely for the convenience of readers in the United States of America.
/s/ Deloitte Touche Tohmatsu CPA Ltd.
Shenzhen, China
June 30, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of
China Technology Development Group Corporation
We have audited the accompanying consolidated balance sheet of China Technology Development Group Corporation and its subsidiaries (the “Company”) as of December 31, 2006, and the related consolidated statements of operations, cash flows and changes in shareholders’ equity for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.
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
/s/ Friedman LLP
New York, New York
May 28, 2007, except for the effects of the discontinued operations as discussed in note 6(b)(ii) to which the date is June 30, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and Board of Directors of
China Technology Development Group Corporation
We have audited, before the effects of the adjustments to retrospectively apply the change in respect of presentation of discontinued operations described in Note 6(b), accompanying consolidated statements of operations, cash flows and changes in shareholders’ equity of China Technology Development Group Corporation and its subsidiaries (the “Group”) for the year ended December 31, 2005 (the 2005 financial statements before the effects of the adjustments discussed in Note 6(b) are not presented herein). The 2005 financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
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
In our opinion, the 2005 financial statements, before the effects of the adjustments to retrospectively apply the change in respect of presentation of discontinued operations as described in Note 6(b), present fairly, in all material respects, the consolidated statements of operations, cash flows and changes in shareholders’ equity of the Group for the year ended December 31, 2005 referred to above in conformity with accounting principles generally accepted in the United States of America. We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the change in respect of presentation of discontinued operations described in Note 6(b) and, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. These adjustments were audited by other auditors.
/s/PricewaterhouseCoopers
HONG KONG
Hong Kong, September 19, 2006

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts expressed in thousands except for per share data)
For the years ended December 31, 2005, 2006 and 2007

		*	*
	Notes	2005	2006	2007	2007
		Rmb	Rmb	Rmb	US$
Continuing operations:
Revenues	22	6,468	9,291	7,680	1,053
Cost of sales		(2,491)	(4,244)	(3,866)	(530)

Gross profit		3,977	5,047	3,814	523

Selling expenses		(740)	(1,109)	(1,108)	(152)
General and administrative expenses **		(19,785)	(34,658)	(28,121)	(3,855)
Allowance for doubtful accounts		(128)	—	—	—

Operating loss	22	(16,676)	(30,720)	(25,415)	(3,484)

Other Income (expense):
Interest income		259	214	827	113
Finance costs		(2)	—	—	—
(Loss) gain on disposal of available-for-sale securities		(2,596)	(488)	15,500	2,125
Dividend income from available-for-sale securities		115	4	58	8
Exchange gain		—	—	559	77
Others, net		(28)	(6)	21	2

Loss before income tax expenses		(18,928)	(30,996)	(8,450)	(1,159)

Income tax expenses	5	(5)	—	(390)	(54)

Loss from continuing operations		(18,933)	(30,996)	(8,840)	(1,213)

Discontinued operations:	6
(Loss) profit from discontinued operations, net of income taxes of Rmb4, Rmb15 and nil in each of the three years ended December 31, 2005, 2006 and 2007		(599)	(83,590)	1,729	237

Net loss for the year		(19,532)	(114,586)	(7,111)	(976)

Net loss per share	15
-Basic and dilutive		(2.67)	(10.13)	(0.50)	(0.07)

Net loss per share from continuing operations
-Basic and dilutive		(2.58)	(2.74)	(0.62)	(0.09)

Net (loss) earning per share from discontinued operations
-Basic		(0.08)	(7.39)	0.12	0.02
-Dilutive		(0.08)	(7.39)	0.11	0.02

Weighted average common shares	15
-Basic		7,327	11,312	14,249
-Dilutive		7,327	11,312	15,328

*	Certain revenues and expenses were reclassified to discontinued operations for comparative purpose (see Note 6).

**	Included in general and administrative expenses were stock-based compensation of Rmb3,176, Rmb16,431 and Rmb5,788 for the years ended December 31, 2005, 2006 and 2007, respectively.
The accompanying notes are an integral part of these consolidated financial statements.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
CONSOLIDATED BALANCE SHEETS
(Amounts expressed in thousands except share and per share data)
As of December 31, 2006 and 2007

	Notes	2006	2007	2007
		Rmb	Rmb	US$
ASSETS
CURRENT ASSETS
Cash and cash equivalents		3,475	18,906	2,592
Short-term investments-security trust account		19,867	—	—
Available-for-sale securities	20	165	44,808	6,143
Trade accounts receivable, net of allowance for doubtful accounts of nil and nil as of December 31, 2006 and 2007, respectively		1,457	975	134
Inventories		1,507	267	37
Value added tax and business tax recoverable		137	167	23
Due from related parties	16	36,164	5,612	769
Prepaid expenses and other current assets	7	1,273	1,466	201

TOTAL CURRENT ASSETS		64,045	72,201	9,899

Prepayment for land use right	8	—	4,490	615
Property, plant and equipment, net	9	706	35,771	4,903
Prepayment for acquisition of property	10	—	3,426	470

TOTAL ASSETS		64,751	115,888	15,887

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Trade accounts payable		885	488	67
Accrued professional fees		5,607	5,365	735
Income taxes payable		236	611	84
Due to related parties	16	949	6,691	917
Deferred tax liabilities	5	492	1,325	182
Other liabilities and accrued expenses	13	5,942	18,689	2,562

TOTAL CURRENT LIABILITIES		14,111	33,169	4,547

Deferred tax liabilities-non-current	5	—	2,530	347

TOTAL LIABILITIES		14,111	35,699	4,894

Contingencies and commitments	21

SHAREHOLDERS’ EQUITY
Common stock, (US$0.01 par value; 5,000,000,000 authorized in 2006 and 4,000,000,000 authorized in 2007; shares issued and outstanding 13,809,497 in 2006 and 15,028,665 in 2007)	18	1,078	1,170	160
Preferred stock, (US$0.01 par value; 1,000,000,000 shares authorized; shares issued and outstanding 1,000,000 in 2007)	19	—	77	11
Additional paid-in capital		335,692	369,779	50,692
Accumulated deficit		(285,762)	(292,873)	(40,149)
Accumulated other comprehensive (loss) income		(368)	2,036	279

TOTAL SHAREHOLDERS’ EQUITY		50,640	80,189	10,993

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		64,751	115,888	15,887

The accompanying notes are an integral part of these consolidated financial statements.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Amounts in thousands)
For the years ended December 31, 2005, 2006 and 2007

							Accumulated
					Additional		other	Total
	Preferred stock		Common stock		paid in	Accumulated	comprehensive	shareholders'
	Shares	Amount	Shares	Amount	capital	deficit	income (loss)	equity
		Rmb		Rmb	Rmb	Rmb	Rmb	Rmb
Balance at January 1, 2005	—	—	6,894,497	571	187,159	(151,644)	(3,232)	32,854
Issue of shares	—	—	4,380,000	339	79,589	—	—	79,928
Stock options granted	—	—	—	—	3,176	—	—	3,176
Components of comprehensive loss:
Net loss	—	—	—	—	—	(19,532)	—	(19,532)
Net unrealized loss on available-for- sale securities, net of tax	—	—	—	—	—	—	(147)	(147)
Reclassification adjustment upon disposal of available-for-sale securities, net of tax	—	—	—	—	—	—	2,890	2,890
Translation adjustment	—	—	—	—	—	—	(461)	(461)

Total comprehensive loss for the year								(17,250)

Balance at December 31, 2005	—	—	11,274,497	910	269,924	(171,176)	(950)	98,708
Issue of shares	—	—	2,500,000	165	48,601	—	—	48,766
Shares issued upon exercise of stock options	—	—	35,000	3	502	—	—	505
Issue of warrants during the year	—	—	—	—	234	—	—	234
Stock options granted	—	—	—	—	16,431	—	—	16,431
Components of comprehensive loss:
Net loss	—	—	—	—	—	(114,586)	—	(114,586)
Net unrealized gain on available-for- sale securities, net of tax	—	—	—	—	—	—	84	84
Reclassification adjustment upon disposal of available-for-sale securities, net of tax	—	—	—	—	—	—	479	479
Translation adjustment	—	—	—	—	—	—	19	19

Total comprehensive loss for the year								(114,004)

Balance at December 31, 2006	—	—	13,809,497	1,078	335,692	(285,762)	(368)	50,640
Issue of shares	1,000,000	77	782,168	60	20,563	—	—	20,700
Shares issued upon exercise of stock options	—	—	437,000	32	7,736	—	—	7,768
Issue of warrants during the year	—	—	—	—	4,584	—	—	4,584
Stock options granted	—	—	—	—	1,204	—	—	1,204
Components of comprehensive loss:
Net loss	—	—	—	—	—	(7,111)	—	(7,111)
Net unrealized gain on available-for- sale securities, net of tax	—	—	—	—	—	—	6,247	6,247
Reclassification adjustment upon disposal of available-for-sale securities, net of tax	—	—	—	—	—	—	(84)	(84)
Translation adjustment	—	—	—	—	—	—	(3,759)	(3,759)

Total comprehensive loss for the year								(4,707)

Balance at December 31, 2007	1,000,000	77	15,028,665	1,170	369,779	(292,873)	2,036	80,189

The accompanying notes are an integral part of these consolidated financial statements.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts expressed in thousands)
For the years ended December 31, 2005, 2006 and 2007

	2005	2006	2007	2007
	Rmb	Rmb	Rmb	US$
Cash flows from operating activities
Net loss	(19,532)	(114,586)	(7,111)	(976)
Adjustments to reconcile net loss to net cash used in operating activities
Minority interests in loss of consolidated subsidiaries	(712)	(5,515)	—	—
Amortization of intangible asset	692	6,209	—	—
Stock-based compensation	3,176	16,431	5,788	793
Impairment of goodwill	—	69,526	—	—
Amortization of long-term prepayment for rental of land	2	—	—	—
Depreciation and amortization	376	693	668	92
Profit on disposal of property, plant and equipment	(1)	(4)	—	—
Impairment of property, plant and equipment	—	2,989	—	—
Loss (gain) on disposal of available-for-sale securities	2,596	488	(15,500)	(2,125)
Loss (gain) on disposal of subsidiaries	509	7,872	(2,128)	(292)
Allowance for doubtful accounts	128	892	—	—
Changes in assets and liabilities:
Decrease (increase) in trade accounts receivable	321	(1,004)	482	66
Decrease (increase) in inventories	79	(444)	1,240	170
(Increase) decrease in due from related parties and other assets	(7,621)	1,423	(378)	(52)
Increase (decrease) in trade accounts payable	126	614	(397)	(54)
Increase in amount due to related parties	1,093	60	373	51
Increase (decrease) in other current liabilities	685	4,342	(926)	(127)
(Decrease) increase in income taxes payable	(4)	(9)	390	53
Decrease (increase) in income taxes recoverable	35	(174)	—	—

Net cash used in operating activities	(18,052)	(10,197)	(17,499)	(2,401)

Cash flows from investing activities
Decrease (increase) in security trust account	6,763	(181)	19,160	2,627
Decrease in funds held by related parties for security investment purposes	10,081	—	—	—
Acquisitions, net of cash acquired	(35)	—	5,783	793
Cash and cash equivalents disposed of upon disposal of
subsidiaries	(350)	(3,550)	900	123
Proceeds from disposal of available-for-sale securities	12,511	276	156,382	21,438
Purchase of available-for-sales securities	—	—	(178,470)	(24,466)
Addition of construction in progress	—	—	(829)	(114)
Prepayment for acquisition of property	—	—	(3,426)	(470)
Purchases of property, plant and equipment	(879)	(1,126)	(1,443)	(198)
Proceeds from disposal of property, plant and equipment	1	5	—	—

Net cash provided by (used in) investing activities	28,092	(4,576)	(1,943)	(267)

Cash flows from financing activities
Proceeds from issue of common stock and warrants in 2006	—	—	29,422	4,033
Proceeds from exercise of stock option	—	505	7,768	1,065
Loan to a third party (Note 4)	—	(600)	—	—
Proceeds from short-term borrowings	3,500	—	—	—
Repayments of short-term borrowings	(10)	—	—	—

Net cash provided by (used in) financing activities	3,490	(95)	37,190	5,098

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(Amount expressed in thousands)

For the years ended December 31, 2005, 2006 and 2007

	2005	2006	2007	2007
	Rmb	Rmb	Rmb	US$
Effect of exchange rate changes on cash and cash equivalents	(461)	19	(2,317)	(314)

Net increase (decrease) in cash and cash equivalents	13,069	(14,849)	15,431	2,116

Cash and cash equivalents at beginning of year	5,255	18,324	3,475	476

Cash and cash equivalents at end of year	18,324	3,475	18,906	2,592

Supplemental disclosure of cash flow information
Income taxes paid	—	15	—	—

Interest paid	11	—	—	—

Supplemental disclosure non-cash investing and financing activities
Issue of new shares for business combination in 2005 (Note 3a)	79,928	—	—	—
Issue of shares for financing activities in 2006	—	48,766	—	—
Issue of warrants for financing activities in 2006	—	234	—	—
Issue of shares in exchange for equity interest in Faster Group in 2007 (Note 3b)	—	—	20,700	2,838
The accompanying notes are an integral part of these consolidated financial statements.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, unless otherwise stated)
1	Nature of operations and basis of presentation
     China Technology Development Group Corporation (the “Company” or “CTDC”) was incorporated under the laws of the British Virgin Islands (“BVI”) on September 19, 1995 as a holding company. The consolidated financial statements include the financial statements of the Company and its subsidiaries (hereinafter collectively referred to as the “Group”).
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
     On September 13, 2005, CTDC entered into a sale and purchase agreement with Beijing Holdings Limited (“Beijing Holdings”), its then 47.18% shareholder, to acquire 51% and 49% equity interests of China Natures Technology Inc. (“CNT”) and its interest in majority-owned subsidiaries, through two separate transactions, one was effective from October 31, 2005 for a consideration of 2,233,800 common shares of CTDC, another one was effective from December 22, 2005 for a consideration of 2,146,200 common shares of CTDC. Through the acquisition of CNT and its interest in majority-owned subsidiaries, CTDC commenced its business of the development, manufacturing and marketing of healthfood products utilizing bio-active components of bamboo (“Nutraceutical Operations”). Due to the dispute between the minority shareholders of Anji Science Bio-Product Inc. (“Anji Bio”), one of the major operating subsidiaries which was engaged in Nutraceutical Operations, on December 29, 2006, the management of the Company decided to abandon Anji Bio and discontinue the nutraceutical operations (see Note 6 for details of disposal and discontinued operations). The management of the Company approved the disposal of Nutraceutical Operations on April 23, 2007. Therefore, the financial results of Nutraceutical Operations are reported as discontinued operations for all periods presented.
     On September 7, 2007, the management of the Company approved the Group’s strategic plan and decided to enter into the business of the development and manufacturing of solar energy products (“Solar Energy Operations”) in order to become a provider of clean and renewable energy products focusing on solar energy business. On December 10, 2007, the Group completed the acquisition of the entire equity interests in Faster Assets Limited (“Faster Assets”), a BVI company, which owns 100% equity interest in China Merchants Zhangzhou Development Zone Broad Shine Solar Technology Ltd. (“Broad Shine”), incorporated by laws in China to enter into the Solar Energy Operations. In return, the Company issued 782,168 shares of common stock (the “Common Stock”) and 1,000,000 shares of preferred stock (the “Preferred Stock”) to China Biotech Holdings Limited (“China Biotech”), one of the major shareholders of CTDC, at consideration of Rmb20,700 (see Note 3 for details of acquisition). As at December 31, 2007, the Solar Energy Operations were still under development stage where the Group was constructing the plant and factory in Zhangzhou, China.
     In 2007, the sole business of the Group was the IT Operations and its Solar Energy operations are under the development stage and no operation has been commenced.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, unless otherwise stated)
2	Summary of significant accounting policies
     The accompanying consolidated financial statements of the Group have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”).
(a) Consolidation
     The consolidated financial statements include the financial statements of the Company and its wholly owned or controlled subsidiaries. All significant inter-company balances and transactions have been eliminated during consolidation.
     The operating results of subsidiaries acquired during the year are included in the accompanying consolidated statements of operations from the effective date of acquisition. Historical operating results of segments disposed of are included in discontinued operations.
(b) Use of Estimates
     The preparation of the consolidated financial statements in conformity with US GAAP requires management of the Group to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant accounting estimates reflected in the Group’s consolidated financial statements included the valuation of deferred tax assets, useful lives of property and equipment, impairment of goodwill and intangible assets, economic lives of intangible assets and allowances for doubtful receivables. Actual results could differ from those estimates.
(c) Revenues
     Revenues arise from product sales and the rendering of services. Revenue is recognized when all of the following criteria are met: (i) persuasive evidence of an arrangement exists; (ii) delivery has occurred or services have been rendered; (iii) the sellers’ price to the buyer is fixed or determinable; and (iv)collectibility is reasonably assured. Specifically, product sales represent the invoiced value of goods, net of discounts, supplied to customers. Revenues from product sales are recognized upon delivery to customers and when title has been passed. Rendering of services represents fees charged on the provision of information technology and network security consultancy services. Fees on such services are recognized upon the completion of the underlying services and when collectibility to the fees is reasonably assured.
     The Company’s subsidiaries are subject to value-added tax of 17% on the revenue earned for goods and services sold in the PRC. The Group presents revenue net of such value-added tax which amounted to Rmb6,468, Rmb9,291 and Rmb7,680 for the years ended December 31, 2005, 2006 and 2007 respectively.
(d) Income Taxes
     Income taxes are provided using the assets and liability method under Statement of Financial Accounting Standards (“SFAS”) No.109, “Accounting for Income Taxes”. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the carrying amounts of existing assets and liabilities in the financial statements and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax asset and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The tax consequences of these differences are classified as current or non-current based on the classification of the related asset or liability for financial reporting. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of, the deferred tax assets will not be realized.
     The Group has adopted FASB Interpretation No (“FIN”) 48 on January 1, 2007 and there is no material impact on the Group’s financial position, results of operations or cash flows upon adoption and during the year ended December 31, 2007. The Group has no additional material uncertain tax positions as of December 31, 2007.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, unless otherwise stated)
2	Summary of significant accounting policies (continued)
(e) Concentration of credit risk and major customers
     The Group is engaged in the provision of information technology and network security services to a wide range of industries and end users within the PRC. All the Group’s revenue is derived from sales to customers located in the PRC. Accordingly, the Group’s trade accounts receivable are concentrated with respect to both geography and customer. The Group performs ongoing credit evaluations of its customers and generally does not require collateral. Approximately, 20.5%, 19.8% and 10.4% of the total revenues were contributed by 3 major customers during the year ended December 31, 2007. Approximately, 6.3%, 18.6% and 33.0% of total revenues and 25.8%, 25.0% and 20.0% of the total revenues were contributed by 3 major customers during the year ended December 31, 2005 and 2006, respectively.
(f) Foreign currency transaction gains and losses and translation of foreign currencies
     Currency transaction gains and losses are recognized as other non-operating income (expenses) in the consolidated statements of operations. Translation adjustments are recorded in accumulated other comprehensive income, a component of shareholders’ equity.
     The functional currency of the subsidiaries of the Group that are established in the PRC is Renminbi (“Rmb”). Transactions denominated in other currencies are translated into Rmb at the average rates of exchange prevailing during the year. Monetary assets and liabilities denominated in other currencies are translated into Rmb at rates of exchange in effect on the balance sheet dates. Nonmonetary assets and liabilities are remeasured into Rmb at historical exchange rates.
     The functional currency of the Company is Hong Kong dollars (“HK$”). The Group has chosen the Rmb as its reporting currency. Assets and liabilities are translated using the exchange rates in effect at the balance sheet date and average exchange rates for the period are used for revenue and expense transactions.
(g) Translation into United States Dollars
     The financial statements of the Group are stated in Rmb. Translations of amounts from Rmb into U.S. dollars are solely for the convenience of the reader and were calculated at the rate of (Rmb7.2946=US$1) on December 31, 2007 representing the noon buying rate in New York City for cable transfers of Rmb, as certified for customs purposes by the Federal Bank of New York. The translation is not intended to imply that the Rmb amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on December 31, 2007 or at any other rate.
(h) Property, plant and equipment
     Property, plant and equipment are stated at historical cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets and assuming no residual value. The estimated useful lives of property, plant and equipment are as follows:

Buildings	20 years
Plant and machineries	10 years
Computer equipments	3 years
Furniture, fixtures and office equipments	3 years
Motor vehicles	5 years
(i) Construction in progress
     Construction in progress represents buildings, structures, plant and machinery and other property, plant and equipment under construction or installation and is stated at cost less any impairment losses, and is not depreciated. Cost comprises direct costs of construction, installation and testing as well as capitalized borrowing costs on related borrowed funds during the period of construction or installation. No interest was capitalized for the years ended December 31, 2005, 2006 and 2007. Construction in progress is reclassified to the appropriate category of property, plant and equipment or investment properties when completed and ready for use.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, unless otherwise stated)
2	Summary of significant accounting policies (continued)
(j) Intangible assets and impairment of intangible assets
     Intangible assets represent the core technology relating to extraction of bamboo flavonoids and its related application patents obtained through the acquisition of Nutraceutical Operations on October 31, 2005. The extraction of bamboo flavonoids (the core technology) is recognized at fair value upon acquisition and is amortized on a straight-line basis over its estimated useful life of eight years. The related application patents of the extraction of bamboo flavonoids (the completed technology) are recognized at fair value upon acquisition and are amortized on a straight-line basis over the estimated useful life of five years. The acquired in-process research and development technology is immediately expensed.
(k) Goodwill and impairment of goodwill
     Goodwill represents cost in excess of the fair value of assets of businesses acquired. Goodwill is not amortized, but is reviewed at least annually for impairment in accordance with FASB Statement No. 142, “Goodwill and Other Intangible Assets”. Annual impairment review for goodwill is carried out in two steps. The first step, which is used to identify potential impairment, compares the fair value of the reporting unit with its carrying amount, including goodwill. For purposes of this review, the Group’s business segments are its reporting units. The fair value is determined by the forecasted discounted net cash inflows of the reporting unit for a period of five years. If the carrying amount of the reporting unit exceeds its fair value, goodwill of the reporting unit is considered impaired. The second step of the impairment test quantifies the amount of the impairment loss by comparing the carrying amount of goodwill to its implied fair value. An impairment loss is recorded to the extent the carrying amount of goodwill exceeds its implied fair value.
(l) Impairment or disposal of long lived assets
     Long-lived assets are included in impairment evaluations when events and circumstances exist that indicate the carrying amount of these assets may not be recoverable. The Group reviews its long-lived assets for potential impairment based on a review of projected undiscounted cash flows associated with these assets. Measurement of impairment losses for long-lived assets that the Group expects to hold and use is based on the estimated fair value of the assets. Impairment of property, plant and equipment of RMB 2,989 was recognized for the year ended December 31, 2006 and no impairment charge was recognized for the year ended December 31, 2007..
     Long-lived assets to be disposed of are stated at the lower of fair value less cost to sell or carrying amount. Expected future operating losses from discontinued operations are recorded in the periods in which the losses are incurred.
(m) Trade accounts receivable
     Trade accounts receivable are stated at the amount management expects to collect. An allowance for doubtful accounts is recorded based on a combination of historical experience, aging analysis and information on specific accounts. Account balances are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Management has determined that an allowance is required at December 31, 2005, 2006 and 2007 for Rmb31, nil and nil, respectively.
(n) Inventories
     Inventories are valued at the lower of cost or net realizable value. Cost includes the purchase cost of products at invoiced value using weighted average method. Net realizable value is determined by reference to the sales proceeds of items sold in the ordinary course of business or to a management estimate based on prevailing market conditions.
(o) Cash and cash equivalents
     Cash and cash equivalents include cash on hand, demand deposits with banks and liquid investments with an original maturity of three months or less. The carrying value of cash equivalents approximates their fair value.
(p) Investment in securities
     Investment in securities comprises of available-for-sale equity securities with readily determinable fair value which are carried at fair value, with unrealized gains or losses, if any, reported, net of tax, in other comprehensive income. The cost of securities sold or the amount reclassified out of comprehensive income into earnings is determined based on a specific identification basis.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, unless otherwise stated)
2	Summary of significant accounting policies (continued)
(q) Employee benefit plans
     As stipulated by the regulations of the PRC, the Group’s subsidiaries in the PRC participate in various defined contribution plans organized by municipal provincial governments for its employees. The Group is required to make contributions to these plans at a percentage of the salaries, bonuses and certain allowances of the employees. Under these plans, certain pension, medical and other welfare are provided to employees. The Group has no other material obligation for the payment of employee benefits associated with these plans beyond the annual contribution described above.
     The contributions are charged to the statement of operations as they become payable in accordance with the rules of the central pension scheme. For the years ended December 31, 2005, 2006 and 2007, the Group contributed Rmb401, Rmb546 and Rmb390, respectively to the plans.
(r) Segment reporting
     The Group previously managed its business as two operating segments engaged in the provision of IT Operations and Nutraceutical Operations in the PRC in 2005 and 2006 and decided to discontinue the operations of Nutraceutical business in 2006., In 2007, the management of the Company approved the Group’s strategic plan and decided to enter into the Solar Energy Operations. During the year 2007, the Group’s business is solely the provision of IT Operations. Its Solar Energy Operations is under the development stage and no revenue was generated. Substantially all of their revenues are derived in the PRC. All long-lived assets are located in PRC.
(s) Comprehensive income (loss)
     Accumulated other comprehensive income (loss) represents foreign currency translation adjustments and the unrealized income (loss) on available-for-sale securities, net of tax, which are included in the consolidated statements of shareholders’ equity.
(t) Advertising cost
     The Group expenses advertising costs as incurred. Total advertising expenses were Rmb9, Rmb46 and Rmb246 for the years ended December 31 2005, 2006 and 2007, respectively, and have been included as part of selling and marketing expenses.
(u) Earnings per share
     Basic earnings per share represents income available to common shareholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive Common Stock equivalents were issued, as well as any adjustment to income that would result from the assumed issuance. Dilutive Common Stock equivalents that may be issued by the Group relate to outstanding stock options and warrants, and are determined using the treasury stock method. Effect of stock options and warrants is excluded from the computation if the effect would be antidilutive.
(v) Stock-based compensation
     The Group grants stock options to its employees and certain non-employees under the Company’s stock option plans.
     Prior to the fiscal year ended December 31, 2006, the Group applied Accounting Principles Board (“APB”) Opinion No. 25 “Accounting for Stock Issued to Employees” for options granted to employees and applied Statement of Financial Accounting Standards (“SFAS”) No. 123 “Accounting for Stock-Based Compensation” (“SFAS No. 123”), as amended by SFAS No. 148 “Accounting for Stock-Based Compensation — Transition and Disclosure” (“SFAS No. 148”) for options granted to non-employees. Under APB Option No. 25, because the exercise price of all the options issued by the Group equals or is higher than the market price of the underlying stock on the date of grant, no compensaion expense was recognized. Under SFAS No. 123, as amended by SFAS No. 148, a charge for stock-based awards using the Black-Scholes Option pricing model is recognized in general and administrative expenses in the accompanying consolidated statements of operations by the Group when options are granted or modified. Since January 1, 2006, the Group applies SFAS No. 123R, to account for the financial impact of options modified or granted to both employees and non-employees, as they vest.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, unless otherwise stated)
2	Summary of significant accounting policies (continued)
(v) Stock-based compensation (continued)
     The Group has adopted SFAS No. 123 (revised 2004) “Share-Based Payment” (“SFAS No. 123R”) in 2006. This statement is a revision to SFAS No. 123 and supersedes APB Opinion No. 25. This statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services, primarily focusing on the accounting for transactions in which an entity obtains employee services in share-based payment transactions. Entities are required to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service, the requisite service period (usually the vesting period), in exchange for the award. The grant-date fair value of employee share options and similar instruments are to be estimated using option-pricing models. If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification.
     Upon adoption, the Group applied the modified-prospective transition approach. Under the modified-prospective transition method the Group would be required to recognize compensation cost for share-based awards to employees based on their grant-date fair value from the beginning of the fiscal period in which the recognition provisions are first applied as well as compensation cost for awards that were granted prior to, but not vested as of the date of adoption. Prior periods remain unchanged and pro forma disclosures previously required by SFAS No. 123 continue to be required.
     For the fiscal year ended December 31, 2005, had compensation cost for options granted to employees under the Group stock option plans (the “Plans”) been determined based on the fair value at the grant date, as prescribed by SFAS No. 123 and SFAS No. 148, the Group’s pro forma net loss and net loss per share would have been as follows:

2005
Rmb
Net loss for the year, as reported	(19,532)
Add: Stock-based compensation, as reported	2,475
Less: Stock-based compensation determined using the fair value method	(7,791)

Pro forma loss for the year	(24,848)

Basic and diluted net loss per share (in Rmb)
- As reported	(2.67)

- Pro forma	(3.39)

(w) Operating leases
     Leases where substantially all the risk and rewards of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases net of any incentives received from the leasing company are expensed on a straight-line basis over the lease periods.
(x) Reclassifications
     Certain reclassifications due to discontinued operations have been made to the prior year consolidated financial statements to conform to the current year presentation.
(y) Fair value of financial instruments
     The carrying value of the Group’s financial instruments, including trade accounts receivable, value added tax and business tax recoverable, other assets and trade accounts payable, accrued professional fees, income taxes payable and other current liabilities and accrued expenses approximate their fair values due to their relatively short-term nature.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, unless otherwise stated)
2	Summary of significant accounting policies (continued)
(z) Recent accounting pronouncements
     In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No.157 “Fair Value Measurements” (“SFAS No.157”). SFAS No.157 defines fair value, establishes a framework for measuring fair value and enhances fair value measurement disclosure. SFAS No.157 does not require any new fair value measurements and eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS No.157 provides a single definition for fair value that is to be applied consistently for all accounting applications (excluding requirements of other standards), and also generally describes and prioritizes according to reliability the methods and inputs used in valuations. In February 2008, the FASB issued Staff Position (“FSP”) No. 157-b, Effective Date of FASB Statement No. 157 (“FSP 157-b”) FSP 157-b delays the effective date of SFAS No. 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis (at least annually) until the beginning of the first quarter of 2009. The Group does not expect the adoption of this statement to have a material effect on the Group’s consolidated financial statements.
     In February 2007, the FASB issued SFAS No. 159, “the Fair Value Option for Financial Assets and Financial Liabilities"(“SFAS No.159”), including an amendment of SFAS No. 115, which allows an entity to choose to measure certain financial instruments and liabilities at fair value. Subsequent measurements for the financial instruments and liabilities an entity elects to measure at fair value will be recognized in earnings. SFAS No.159 also establishes additional disclosure requirements. SFAS No.159 is effective for fiscal years beginning after November 15, 2007, with early adoption permitted provided that the entity also adopts SFAS No. 157. The Group does not expect the adoption of this statement to have a material effect on the Group’s consolidated financial statements.
     In December 2007, the FASB issued SFAS No. 141 (Revised 2007), “Business Combination” (“SFAS No.141R”), to improve reporting creating greater consistency in the accounting and financial reporting of business combinations. The standard requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. SFAS No. 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply it before that date. The Group is currently evaluating whether the adoption of SFAS No. 141R will have a significant effect on its consolidated financial position, results of operations or cash flows.
     In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements” (“SFAS No.160”) to improve the relevance, comparability, and transparency of financial information provided to investors by requiring all entities to report noncontrolling (minority) interests in subsidiaries in the same way as required in the consolidated financial statements. Moreover, SFAS No. 160 eliminates the diversify that currently exists in accounting for transactions between an entity and noncontrolling interests by requiring they be treated as equity transaction. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. The Group is currently evaluating whether the adoption of SFAS No. 160 will have a significant effect on its consolidated financial position, results of operations or cash flows.
     In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133”. This statement changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under FASB Statement No.133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This Statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption. The Group does not expect the adoption of this statement to have a material effect on the Group’s consolidated financial statements.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, unless otherwise stated)
3	Acquisition
     (a) CNT
     On September 13, 2005, the Group entered into agreements with Beijing Holdings, the then 47.18% shareholder of the Company, to (i) acquire 51% equity interest in CNT and its interest of majority-owned subsidiaries in exchange for 2,233,800 shares of Common Stock (the “51% Acquisition”) and (ii) obtain an option to acquire the remaining 49% equity interest in CNT and its interest of majority-owned subsidiaries in exchange for 2,146,200 shares of Common Stock (the “49% Acquisition”). The majority-owned subsidiaries of CNT, namely, Zhejiang University (Hangzhou) Innoessen Bio-technology Inc. (“Zhejiang Innoessen”), Shenzhen Innoessen Bio-tech Inc. (“Shenzhen Innoessen”) and Anji Bio were engaged in the development, manufacturing and marketing of healthfood products utilizing bio-active components of bamboo. Effective from October 31, 2005, the 51% Acquisition was completed and effective from December 22, 2005, the option was also exercised and the 49% Acquisition was completed. The acquisitions were accounted for using the purchase method of accounting. Accordingly, the purchase consideration has been allocated to the assets acquired and liabilities assumed based upon their estimated fair values at the date of acquisitions. The excess of the purchase price over the fair value of net assets acquired was Rmb69,526 and has been recorded as goodwill.
     The fair value of the shares issued for the 51% Acquisition was approximately US$2.41 per share which was calculated based on the simple average of five days’ quoted closing price of the Company’s stock, including two days prior and after the announcement date of the transaction and the announcement date on September 26, 2005. The fair value of the shares issued for the 49% Acquisition was approximately US$2.1 per share which was the quoted closing price of the Company’s stock on December 22, 2005, the date when the Group exercised the option. The consideration paid, the net assets of the Nutraceutical Operations acquired and the goodwill arising there from can be summarized as follows.

	Acquisition of
	51%	49%
	Rmb	Rmb
Consideration Paid:
Shares of Common Stock issued at fair value	43,523	36,405
Direct cost related to the acquisition capitalized	936	—

Subtotal	44,459	36,405

Less: Net assets acquired Cash and cash equivalents	247	2,387
Trade accounts receivable, net	56	166
Inventories	751	748
Due from related parties	11	19
Income taxes recoverable	18	—
Other assets	835	307
Property, plant and equipment, net	4,665	4,487
Intangible assets	3,514	3,205
Trade accounts payable	(138)	(148)
Income taxes payable	—	(2)
Deferred government grants	(139)	(113)
Due to a related party	(104)	(119)
Short term borrowings	(40)	(1,749)
Deferred tax liabilities	(251)	(241)
Other liabilities and accrued expenses	(466)	(909)
Minority interests	(2,957)	(2,702)

Subtotal	6,002	5,336

Goodwill arising from acquisition of Nutraceutical Operations	38,457	31,069

     The weighted average amortization period for the intangible assets acquired was 4.19 years (Note 11). There was no goodwill that was expected to be deductible for tax purposes.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, unless otherwise stated)
3	Acquisition (continued)
     (b) Faster Assets Limited
     On November 8, 2007, the Group entered into a sale and purchase agreement with China Biotech, one of major shareholders of the Company, for acquiring 100% equity interest of Faster Assets and its subsidiary (collectively known as “Faster Group”) for a consideration of Rmb20,700 which was determined based on the fair market value of the plant located at Tangyang Industrial Zone of China Merchants Zhangzhou Development Zone of the PRC (“Zhangzhou Development Zone”) and its land use right owned by Faster Group. The consideration was settled by issuing and allotting 782,168 shares of Common Stock and 1,000,000 shares of Preferred Stock. Prior to the acquisition, Faster Group had no business activities and its major assets and liabilities were cash of Rmb5,783, plant of Rmb16,700, land use right of Rmb4,000 and due to a related party of Rmb5,783. Accordingly, this transaction has been accounted for as an acquisition of assets.
4.	Write-off of loan to a third party
     On January 12, 2006, Zhejiang Innoessen, a subsidiary of CNT, entered into a joint venture agreement with Fujian Jian’ou Food Production Limited (the “Jian’ou Agreement”) to form the Fujian Jian’ou Yingshi Food Technology Limited (“Fujian Jian’ou”). Pursuant to the Jian’ou Agreement, Zhejiang Innoessen would invest Rmb5,100 (the “Capital Injection”) to own 51% interest of Fujian Jian’ou. Rmb3,000 and Rmb2,100 of the Capital Injection would be invested in the form of technology owned by Zhejiang Innoessen and a mix of plant and machinery (after valuation) and cash, respectively. The deadline for Capital Injection was December 31, 2006. In 2006, an aggregated sum of Rmb600 in the form of cash had been injected to Fujian Jian’ou during early 2006, nevertheless, the legally required set up procedures of Jian’ou were not completed. Accordingly, the sum injected was treated as a loan to Fujian Jian’ou.
     Since early June of 2006, the Fujian Province of China had been subject to the heaviest rainstorms and floods in the past fifty years, Jian’ou, one of the cities in the Fujian Province, suffered the most damage. As a result of this flooding, the production facilities held by Fujian Jian’ou were damaged. It was noted that the factory was flooded under 2.50-meter water for over thirty hours. After the rainstorm, the management of the Company had reassessed the physical environment of Jian’ou for possible future risk of such rainstorms, and finally decided to withdraw from the investment. The Group had negotiated with the joint venture partner for the cancellation of the Jian’ou Agreement but no conclusion was reached. Accordingly, the management of the Group decided to write-off on the loan to Fujian Jian’ou of Rmb600 and recognized as a bad debt expense included in loss from discontinued operations in the fiscal year ended December 31, 2006.
5	Income tax expenses
     The Company is a tax exempted company incorporated in the BVI. The Company’s subsidiaries incorporated in Hong Kong and PRC are subject to Hong Kong Profits Tax and Foreign Enterprise Income Tax in the PRC respectively.
     The Company’s subsidiaries incorporated in Hong Kong are taxed at 17.5% on the assessable profits arising in or derived from Hong Kong. For those Hong Kong subsidiaries which generate PRC sourced income, PRC income tax should still be payable on the assessable profits at 33%.
     On March 16, 2007, the National People’s Congress adopted the Enterprise Income Tax Law (the “New Income Tax Law”), which has become effective from January 1, 2008 and replaced the existing separate income tax laws for domestic enterprises and foreign-invested enterprises, which are PRC subsidiaries of the Company, by adopting unified income tax rate of 25% for most enterprises. In accordance with the implementation rules of the New Income Tax Law, the existing preferential tax treatments granted to various of Group’s PRC entities will not continue and they will be subject to the statutory 25% tax rate and therefore such rate is used in the calculation of the Group’s deferred tax balances, except Shenzhen Innoessen that currently enjoys a lower tax rate of 15% and will gradually transition to the uniform tax rate of 18% in 2008, 20% in 2009, 22% in 2010, 24% in 2011 and 25% in 2012. Among the PRC subsidiaries, only Zhangzhou Trendar Tech obtained the preferential tax treatment that it will be fully exempt from the PRC enterprise income tax for two years starting from the year 2008, followed by a 50% tax exemption for the next three years (“tax holidays”).

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, unless otherwise stated)
5	Income tax expenses (continued)
     Due to the changes in the New Income Tax Law enacted in March 2007, the Group’s deferred tax balances were calculated based on the newly enacted tax rate to be effective on January 1, 2008. The impact on the deferred taxes resulting from the rate change as of January 1, 2008 is an adjustment to the net deferred tax assets of RMB1,114, representing a decrease in deferred tax assets before full valuation allowance provided. As a full valuation allowance was provided for the deferred tax assets of all the PRC subsidiaries, the change in statutory tax rate in this regard has resulted in no effect to current year’s income tax provision for these entities.
     As all the PRC subsidiaries are in accumulated deficit at December 31, 2007, no provision for PRC dividend withholding tax has been provided thereon. Upon distribution of the future earnings if any in the form of dividends or otherwise in the future, the Group would be subject to the applicable PRC tax laws and regulations.
     The Group has adopted FASB Interpretation No (“FIN”) 48 on January 1, 2007 and there is no material impact on the Group’s financial position and results of operations and cash flows on adoption and during the year ended December 31, 2007. The Group has no additional material uncertain tax positions as of December 31, 2007. The Group classifies interest and/or penalties related to unrecognized tax benefits as a component of income tax provisions; however, as of December 31, 2007, there were no interest and penalties related to uncertain tax positions, and the Group had no material unrecognized tax benefit which would favorably affect the effective income tax rate in future periods. The Group does not anticipate any significant increases or decreases to its liability for unrecognized tax benefits within the next twelve months. For PRC subsidiaries, the year 2000 to 2007 remained subject to examination by the PRC tax authorities. For BHLHK, the year 2007 remained subject to examination by the HK tax authorities.
     Composition of income tax expenses
     Income tax expenses comprises of the following:

	2005	2006	2007
	Rmb	Rmb	Rmb
Current income tax expenses - Continuing operations	5	—	390
Deferred income tax expenses	—	—	—

Income tax expenses	5	—	390

     Reconciliation of income tax expenses by applying PRC statutory Enterprise Income Tax rate
     Income tax expenses of the continuing operations differed from the amounts computed by applying PRC statutory Enterprise Income Tax (“EIT”) rate of 33% as a result of the following:

	2005	2006	2007
	Rmb	Rmb	Rmb
Net loss before provision for income taxes	(18,928)	(30,996)	(8,450)
PRC statutory tax rate	33%	33%	33%
Income tax credit at PRC statutory EIT rate	(6,246)	(10,229)	(2,789)
Income or expenses adjusted for inter-group liabilities or receivables written off	—	—	(137)
Effect of income tax rate differences in other jurisdictions	572	9,575	4,192
Income not subject to taxation	(60)	(31)	(22)
Expenses not deductible for taxation purpose	—	—	21
Effect of utilization of tax losses not previously recognized	—	—	1,033
Effect of preferential tax treatment	—	—	226
Effect of tax losses expired under statute	—	—	1,455
Effect of tax losses written off	—	—	713
Effect of tax losses from disposed entities	(204)	4,059	4,840
Effect of change in PRC statutory tax rate	—	—	1,114
Change in valuation allowance	5,943	(3,374)	(10,256)

Total income tax expenses	5	—	390

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, unless otherwise stated)
5	Income tax expenses (continued)

The principal components of the deferred income tax assets and liabilities are as follows:

	December 31, 2006	December 31, 2007
	Rmb	Rmb
Deferred tax assets:
Current deferred tax assets	—	—
Less: valuation allowance	—	—

Current Deferred Tax Assets, net	—	—

Tax loss carryforwards	14,033	3,777
Less: valuation allowance	(14,033)	(3,777)

Non-current deferred tax assets, net	—	—

Deferrd tax liability:
Unrealized gain on available-for-sales securities	—	(1,325)
Other intangible asset	(322)	—
Property, plant and equipment, net	(170)

Current deferred tax liabilities	(492)	(1,325)

Property, plant and equipment, net	—	(2,041)
Prepayment for land use right	—	(489)

Non-current deferred tax liabilities	—	(2,530)

Total	(492)	(3,855)

Reported as:
Current deferred tax assets	—	—
Current deferred tax liabilities	(492)	(1,325)

Subtotal	(492)	(1,325)
Non-current deferred tax assets	—	—
Non-current deferred tax liabilities	—	(2,530)

Total	(492)	(3,855)

     The above tax loss carryforwards from the Company’s PRC subsidiaries can be carried forward for one to five years. Due to the uncertainty of the level of PRC statutory income, the management does not believe the subsidiaries will generate taxable PRC statutory income in the near future and it is not more likely than not that all of the deferred tax assets will be realized, a full valuation allowance has been established for the amount of deferred tax assets at December 31, 2006 and December 31, 2007. The tax loss carry forwards for the PRC subsidiaries expire on various dates through 2012 and the amount expired in 2008 is Rmb991.
     Deferred tax liabilities were recognized for (i) acquisition of Faster Group (Note 3(b)) which give rise to the temporary difference between book value and tax base of land and buildings; (ii) and unrealized gain on available-for-sales securities (Note 20).

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, unless otherwise stated)
6	Disposal and discontinued operations
     (a) Branch of BBHL in Zhuhai
     In March 2005, BBHL entered into an agreement with Beijing Enterprises Development Corporation (“BEDC”), a related party (Note 16), to dispose of its branch in Zhuhai, China (“Zhuhai”) which represented the entire service rendering business segment of BBHL, at zero consideration. The assets and liabilities of Zhuhai as of the disposal date are as follows:

2005
Rmb
Net assets disposed of (excluding cash and cash equivalents):
Trade accounts receivable, net	56
Other assets	18
Goodwill	999
Income taxes payable	(753)
Other liabilities and accrued expenses	(161)

159
Loss on disposal of discontinued operations	(509)

(350)

Discharged by:
Cash and cash equivalents disposed	(350)

     (b) Discontinued operations
     (i) Disposal of Anji Bio
     The Group’s Nutraceutical Operations were acquired in the purchase of CNT and its majority owned subsidiaries including Anji Bio, Shenzhen Innoessen and Zhejiang Inoessen (see Note 3 for details of acquisition). Since the beginning of 2006, disputes in terms of future development strategy of Anji Bio arose between the Group and Mr. Hu Linfu (“Mr. Hu”), the general manager of Anji Bio and Ms. Chen Shuizhen, Mr. Hu’s wife and the minority shareholder of Anji Bio (collectively, the “Anji Buyers”), and Zheijiang Innoessen entered into a memorandum (the “Anji Memorandum”) with the Anji Buyers on July 27, 2006, to dispose of the entire interest in Anji Bio held by Zheijiang Innoessen to the Anji Buyers. The disposal of Anji Bio was not completed by September 30, 2006, the original completion date set forth in the Anji Memorandum, due to the differences in interpretation of settlement terms between the Group and the Anji Buyers. During the fourth quarter of 2006, the Group continued to negotiate with the Anji Buyers on settlement terms. In view of the fact that the Group could not exert control over the operational and financial aspects of Anji Bio, and given that the property, plant and equipment had been idle for a long time without regular and proper maintenance, on December 29, 2006 (“disposal date”), the management of the Company decided to abandon Anji Bio and discontinue the Nutraceutical Operations. As a result, the management impaired the remaining value of intangible assets and goodwill acquired amounted to Rmb6,541 and Rmb69,526, respectively in year 2006.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, unless otherwise stated)
6	Disposal and discontinued operations (continued)
The carrying amounts of the major classes of assets and liabilities of Anji Bio as of the disposal date are as follows:

2006
Rmb
Net assets disposed of (excluding cash and cash equivalents):
Trade accounts receivable, net	338
Inventories	1,523
Due from related parties	18
Prepaid expenses and other assets	162
Property, plant and equipment, net	6,434
Intangible asset	332
Trade accounts payable	(301)
Income taxes payable	(4)
Short term borrowing	(3,569)
Other liabilities and accrued expenses	(611)

4,322
Loss on disposal of discontinued operations	(7,872)

(3,550)

Discharged by:
Cash and cash equivalents disposed	(3,550)

     (ii) Disposal of CNT
On December 18, 2007, the Group entered into the Sale and Purchase agreement with Total Trump, an independent party, to dispose of its entire interests in CNT at a consideration of HK$10,000 and a deposit of HK$1,000 was received on the same date. As of December 31, 2007, Total Trump was legally entitled to all rights, titles and interests of CNT. In April 2008, Total Trump informed the Company its financial inability to settle the remaining balance of the consideration amount of HK$9,000 (the “Unpaid Consideration”) on or before June 30, 2008 as required under the Sales and Purchase Agreement entered into between Total Trump and the Group and to consider the termination of the transaction. China Biotech, the Company’s major shareholder, signed a memorandum with the Company to further commit its contribution of resources, at its unconditional best efforts basis, in streamlining the Company’s core business to the solar energy business and agreed to assume all payment obligations of the Unpaid Consideration due from Total Trump by entering into an Assignment Agreement with Total Trump on May 8, 2008.The Unpaid Consideration assumed by the China Biotech was fully paid on June 16, 2008. Management of the Company considered the above transactions as two separate transactions provided that it was related to the same disposed business unit due to the fact that Total Trump and China Biotech were two separated independent parties. The HK$1,000 deposit received from Total Trump was considered as forfeited by Total Trump.
     The assets and liabilities held by CNT as of the disposal date are as follows:

2007
Rmb
Net assets disposed of (excluding cash and cash equivalents):
Other assets	750
Property, plant and equipment, net	46
Deferred tax liabilities	(491)
Other liabilities and accrued expenses	(1,533)

(1,228)

Gain on disposal of discontinued operations	2,128

900

Discharged by:
Consideration received	935
Cash and cash equivalents disposed	(35)

900

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, unless otherwise stated)
6	Disposal and discontinued operations (continued)
     In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, the financial results of the Nutraceutical Operations are reported as discontinued operations for all periods presented. The financial results involved in discontinued operations were as follows:

	Year ended				Year ended			Year ended
	December				December			December
	31, 2005				31, 2006			31,2007
	Rmb	Rmb	Rmb	Total	Rmb	Rmb	Total	Rmb
	Zhuhai	Anji Bio	CNT	2005	Anji Bio	CNT	2006	CNT
Revenues	1,040	1,015	20	2,075	—	52	52	17
Cost of sales	(678)	(783)	(16)	(1,477)	—	(44)	(44)	(17)

Gross profit	362	232	4	598	—	8	8	—
Selling expenses	—	(111)	(21)	(132)	—	(185)	(185)	—
General and administrative expenses	(141)	(299)	(1,013)	(1,453)	—	(4,082)	(4,082)	(399)
Bad debt expenses	—	—	—	—	—	(892)	(892)	—
Impairment of intangible assets	—	—	—	—	—	(6,541)	(6,541)	—
Impairment of goodwill	—	—	—	—	—	(69,526)	(69,526)	—

Operating profit (loss)	221	(178)	(1,030)	(987)	—	(81,218)	(81,218)	(399)
Other income	—	125	73	198	—	—	—	—
Finance costs	—	—	(9)	(9)	—	—	—	—
(Loss) profit on disposal of subsidiaries	(509)	—	—	(509)	(7,872)	—	(7,872)	2,128

(Loss) profit from operations before income tax expenses	(288)	(53)	(966)	(1,307)	(7,872)	(81,218)	(89,090)	1,729
Income tax expenses	—	(4)	—	(4)	—	(15)	(15)	—

(Loss) profit from operations before minority interests	(288)	(57)	(966)	(1,311)	(7,872)	(81,233)	(89,105)	1,729
Minority interests	—	—	712	712	—	5,515	5,515	—

(Loss) profit from operations	(288)	(57)	(254)	(599)	(7,872)	(75,718)	(83,590)	1,729

The carrying amounts of total assets and liabilities included as part of the disposal group were as follows:
Total assets	1,423	—	—	1,423	12,357	—	12,357	831
Total liabilities	(914)	—	—	(914)	(4,485)	—	(4,485)	(2,024)

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, unless otherwise stated)
7	Other assets
Other assets consisted of the following:

	December 31,	December 31,
	2006	2007
	Rmb	Rmb
Rental and utility deposits	375	372
Advance to staff	202	174
Prepayment for insurance	387	331
Prepayment for consultancy fee	122	9
Prepayment for raw materials	50	56
Deposit in security account	—	495
Others	137	29

	1,273	1,466

8	Prepayment for land use right
     The land use right was acquired through the acquisition of the equity interest of Faster Group as mentioned in Note 3(b). The value of the land use right was determined based on the fair value of the lease as of the completion date of the acquisition of Faster Group. As of the date of this Annual Report, the Group is still in progress of obtaining the official land use right certificate from the relevant PRC authorities.
9	Property, plant and equipment, net

	December 31,	December 31,
	2006	2007
	Rmb	Rmb
Buildings	—	18,712
Computer equipments	1,781	1,766
Furniture, fixtures and office equipments	980	2,113
Motor vehicles	445	429

Total	3,206	23,020
Less: accumulated depreciation	(2,500)	(2,687)
Add: construction in progress	—	15,438

	706	35,771

     Depreciation for the year ended December 31, 2005, 2006 and 2007 amounted to Rmb376, Rmb693 and Rmb668 respectively.
10	Prepayment for acquisition of property
     Prepayment for acquisition of property mainly represented prepayments of Rmb3,301 made for acquisition of four properties in Zhangzhou, China in cash during the year. These properties are still under construction and full payments have been made as of December 31, 2007. The prepayments will be transferred to buildings under property, plant and equipment upon the legal ownerships are obtained.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATIONS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, unless otherwise stated)
11	Intangible assets
     The intangible assets represented the unamortized cost of the extraction of bamboo flavonoids and its related application patents obtained through the acquisition of the Zhejiang Innoessen on October 31, 2005. The fair values of intangible assets acquired in 2005 represented the core technology, completed technology and in-process research and development (“IPR&D”) which amounted to Rmb624, Rmb6,134 and Rmb475, respectively.
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
     The fair value of completed technology and IPR&D was determined by the estimation of its replacement cost because they are not unique and highly reproduced. The replacement cost of the completed technology and IPR&D include staff costs, equipment, sampling and testing costs, and overhead cost such as utility expense and rents for R&D center. The average development cost per technology was multiplied by total number of months required to complete the existing technology.
     As disclosed in Note 6, the Group decided to exit from the nutraceutical business. Given the Group’s decision to dispose of the investment in CNT and Zheijiang Innoessen and the Group’s new strategy to pursue a different line of business principally engaging in development of eco-friendly technologies, the management of the Company decided to write off all intangible assets related to the nutraceutical business during the fiscal year ended December 31, 2006.
     The balance of the fair value, accumulated amortization/write off for the fiscal year ended December 31, 2005 and 2006 of the core technology and completed technology and IPR&D technology are summarized as follows:

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, unless otherwise stated)
11	Intangible assets (continued)

		Impairment
	Balance as	loss for fiscal	Balance as
	of	year ended	of
	December	December 31,	December
	31, 2005	2006	31, 2006

	Rmb	Rmb	Rmb

Core Technology	611	(611)	—

Completed technology
Bamboo leaf extract for prostate disease	202	(202)	—
AOB antioxidant from bamboo leaf extract	1,668	(1,668)	—
EOB from bamboo leaf extract	1,899	(1,899)	—
Bamboo shoot extractive for dietary supplements and fertilixer	1,829	(1,829)	—
Zhukangning capsule from bamboo leaf extract	332	(332)	—

	5,930	(5,930)	—

Total	6,541	(6,541)	—

     Amortization expense for the year ended December 31, 2005 amounted to Rmb217. All the intangible assets were fully impaired for the year ended December 31, 2006 and amounted to Rmb6,541.
12	Goodwill
     The Group recorded goodwill of Rmb69,526 in connection with the acquisition of its Nutraceutical Operations in 2005. For the fiscal year ended December 31, 2006, the management of the Group performed impairment assessment for the carrying amount of the goodwill attributable to Nutraceutical operations. Following the disposal of the production base in Anji Bio (Note 6), the Group could not continue with production and sales of nutraceutical products. The Group gradually discontinued all sales relationships with customers of Nutraceutical operations towards the end of 2006. Furthermore, as disclosed in Note 6, the Group decided to exit the nutraceutical business and dispose of the interests in CNT and Zheijiang Innoessen. Accordingly, the goodwill determined from the forecasted discounted net cash flows of that reporting unit is zero, and hence Rmb69,526 which represented the entire carrying amount of goodwill of the Nutraceutical operations was impaired in the fiscal year ended December 31, 2006.
13	Other liabilities and accrued expenses

	December 31,	December 31,
	2006	2007
	Rmb	Rmb
Deposits received	887	531
Accrued salaries and staff benefits	2,202	1,350
Accrued liability for purchase of property, plant and equipment	1,198	14,767
Accrued filing fee	365	107
Accrued courier charges	763	327
Temporary receipt*	—	1,308
Others	527	299

	5,942	18,689

*	The amount represented the contract sums received on behalf of BEDC, by BHL Networks Technology Company Limited (“BHLHK”) in Hong Kong as the customer of BEDC paid in Hong Kong dollars whereas BEDC did not maintain a Hong Kong dollar bank account in Hong Kong. BEDC is not a related party as BEDC is the sole shareholder of China Internet Technology

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, unless otherwise stated)
13	Other liabilities and accrued expenses(continued)
Company Limited, which was a shareholder of the Company in 2005 and 2006, and was not a shareholder of the Company in 2007.
14	Stock-based compensation
     (a) Stock Option
     On October 10, 1996, the Company’s shareholders approved a stock option plan to grant options for a maximum of 200,000 shares (the “1996 Plan”). The 1996 Plan provides for a grant of options to employees, officers, directors and consultants of the Group. The 1996 Plan is administered by the board of directors (the “Board”) or a committee appointed by the Board, which determines the terms of an option’s grant, including the exercise price, the number of shares underlying the option and option’s exercisability. The exercise price of all options granted under the 1996 Plan must be at least equal to the fair market value of such shares on the date of grant. The maximum term of options granted under the 1996 Plan is ten years.
     On September 20, 2000, the Company’s shareholders approved a stock option plan to grant options for a maximum of 400,000 shares (the “2000 Plan”). The 2000 Plan provides for a grant of options to employees, officers, directors and consultants of the Group. The 2000 Plan is administered by the Board or a committee appointed by the Board, which determines the terms of an option’s grant, including the exercise price, the number of shares subject to the option and option’s exercisability. The exercise price of all options granted under the 2000 Plan must be at least equal to the fair market value of such shares on the date of grant. The maximum term of options granted under 2000 Plan is ten years.
     On October 21, 2005, the Company’s shareholders approved a stock option plan to grant options for a maximum of 1,000,000 shares (the “2005 Plan”). The 2005 Plan provides for a grant of options to employees, officers, directors and consultants of the Group. The 2005 Plan is administered by the Company’s compensation committee (the “Compensation Committee”), which determines the terms of an option’s grant, including the exercise price, the number of shares subject to the option and option’s exercisability. The exercise price of all options granted under the 2005 Plan must be at least equal to the fair market value of such shares on the date of grant. The maximum term of options granted under the 2005 Plan is ten years.
     On December 22, 2006, the Company’s shareholders approved a stock option plan to grant options for a maximum of 1,000,000 shares (the “2006 Plan”). The 2006 Plan provides for a grant of options to employees, officers, directors and consultants of the Group. The 2006 Plan is administered by the Compensation Committee, which determines the terms of an option’s grant, including the exercise price, the number of shares subject to the option and option’s exercisability. The exercise price of all options granted under the 2006 Plan must be at least equal to the fair market value of such shares on the date of grant. The maximum term of options granted under the 2006 Plan is five years.
     On October 19, 2007, the Company’s shareholders approved a stock option plan to grant options for a maximum of 1,000,000 shares (the “2007 Plan”). The 2007 Plan provides for a grant of options to employees, officers, directors and consultants of the Group. The 2007 Plan is administered by the Compensation Committee, which determines the terms of an option’s grant, including the exercise price, the number of shares subject to the option and option’s exercisability. The exercise price of all options granted under the 2007 Plan must be at least equal to the fair market value of such shares on the date of grant. The maximum term of options granted under the 2007 Plan is five years.
     The Company grants stock options to its employees and certain non-employees under the Company’s stock option plans.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, unless otherwise stated)
14	Stock-based compensation (continued)

A summary of the stock option activity for both employees and non-employees is as follows:

	Year Ended December 31,
	2005		2006		2007
		Weighted		Weighted
		average		average
		exercise		exercise		Weighted
		price		price		average
	Number of	(US$ per	Number	(US$ per	Number	exercise
	options	option)	of options	option)	of options	price
Outstanding at beginning of year	140,000	1.15	570,000	1.68	1,565,000	2.66
Granted	430,000	1.85	1,030,000	3.18	1,000,000	3.25
Exercised	—	—	(35,000)	1.85	(437,000)	2.44
Cancelled	—	—	—	—	(75,000)	3.01

Outstanding at end of year	570,000	1.68	1,565,000	2.66	2,053,000	2.98

The following table summarizes information with respect to stock options outstanding and exercisable as at December 31, 2005:

	Options outstanding			Options exercisable
		Weighted	Weighted		Weighted
		average	average		average
		remaining	exercise		exercise
	Number	contractual	price (US$	Number	price (US$
Date of grant	outstanding	life	per share)	exercisable	per share)
December 28, 1999	140,000	4 years	1.15	140,000	1.15
September 20, 2005	430,000	9.72 years	1.85	430,000	1.85

	570,000			570,000

The following table summarizes information with respect to stock options outstanding and exercisable as at December 31, 2006:

	Options outstanding			Options exercisable
		Weighted	Weighted		Weighted
		average	average		average
		remaining	exercise		exercise
	Number	contractual	price (US$	Number	price (US$
Date of grant	outstanding	life	per share)	exercisable	per share)
December 28, 1999	140,000	3 years	1.15	140,000	1.15
September 20, 2005	395,000	8.72 years	1.85	395,000	1.85
September 18, 2006	1,030,000	9.28 years	3.18	1,030,000	3.18

	1,565,000			1,565,000

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, unless otherwise stated)
14	Stock-based compensation (continued)
The following table summarizes information with respect to stock option outstanding and exercisable as at December 31, 2007:

	Options outstanding			Options exercisable
					Weighted
		Weighted	Weighted		average
		average	average		exercise
		remaining	exercise		price
	Number	contractual	price (US$	Number	(US$ per
Date of grant	outstanding	life	per share)	exercisable	share)
December 28, 1999	50,000	2 years	1.15	50,000	1.15
September 20, 2005	278,000	7.72 years	1.85	278,000	1.85
September 18, 2006	770,000	8.28 years	3.18	770,000	3.18
May 23, 2007	740,000	4.39 years	3.13	—	—
August 3, 2007	80,000	4.59 years	3.53	—	—
August 20, 2007	135,000	4.64 years	3.74	—	—

	2,053,000			1,098,000

The aggregate intrinsic values for the share options outstanding and share options exercisable was Rmb89, 362 and Rmb49, 652 respectively as of December, 31, 2007.
     The options granted on December 28, 1999 were made pursuant to the 1996 Plan and were immediately exercisable. The options granted on September 20, 2005 included 60,000 options made pursuant to the 1996 Plan and 370,000 options made under the 2000 Plan, all of which were immediately exercisable. The options granted on September 18, 2006 included 30,000 options made pursuant to the 2000 Plan and 1,000,000 options made under the 2005 Plan and all of which were immediately exercisable. The options granted on May 23, 2007, August 3, 2007 and August 20, 2007, respectively, were made pursuant to the 2006 Plan, one-third (1/3) of the options granted and the remaining two-third (2/3) could not be exercisable until the one year after the date of grant and could not be exercisable until two years after the date of grant, respectively.
     The Company had granted three groups of options to employees during the year ended December 31, 2005. The options of the chairman and the chief executive officer of the Company were deemed granted on February 8, 2005 and March 29, 2005, respectively, upon their appointment. These options were granted under the 1996 Plan pursuant to a board resolution passed on December 28, 1999. This resolution had passed that 50,000 options were granted to each of the respective positions. In case the person holding the position has not exercised the options during his service with the Group, the person who was appointed can succeed the options at the same terms. Upon the new appointment of the chairman and the chief executive office in 2005, their predecessors had not exercised any of the options granted and therefore, the remaining options were succeeded by the newly appointed persons. Pursuant to resolutions passed on September 20, 2005 and September 18, 2006, respectively, another 430,000 options and 1,030,000 options were granted to other employees and certain consultants of the Group.
     The Company had granted three groups of options to employees during the year ended December 31, 2007. Pursuant to resolutions passed on May 23, 2007, August 3, 2007 and August 20, 2007, respectively, 780,000 options, 80,000 options and 140,000 options, respectively, were granted to certain directors and employees and certain consultants of the Group under the 2006 Plan.
     No options were granted under the 2007 Plan in the fiscal year ended December 31, 2007.
     Stock-based compensation to non-employees
     The Company granted 65,000 stock options under the 2000 Plan to certain consultants on September 20, 2005 for their advisory services provided to the Group. The options were fully vested and non-forfeitable. Accordingly, the Group recorded compensation expenses of Rmb701 for the fiscal year ended December 31, 2005, estimated using the Black Scholes option pricing model. All options granted to consultants were immediately exercisable after being granted.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, unless otherwise stated)
14	Stock-based compensation (continued)
     The Company granted 150,000 stock options under the 2005 Plan to certain consultants on September 18, 2006 for their advisory services provided to the Group. The options were fully vested and non-forfeitable. Accordingly, the Group recorded compensation expenses of Rmb2,393 for the fiscal year ended December 31, 2006, estimated using the Black Scholes option pricing model. All options granted to consultants were immediately exercisable after being granted.
     The Company granted 140,000 options, 80,000 options and 30,000 options, respectively, under the 2006 Plan to certain consultants on May 23, 2007, August 3, 2007 and August 20, 2007, respectively, for their advisory services provided to the Group. Pursuant to the option agreement of the 2006 Plan, the vesting schedule is as follows: i) the 1/3 of options granted will vest on the 1st anniversary of the grant date, ii) The remaining 2/3 will vest on the 2nd anniversary of the grant date in the continuous service with the Group from the grant date through the applicable date upon which vesting is scheduled to occur. No options under the 2006 Plan were exercisable until May 23, 2008, August 3, 2008 and August 20, 2008, respectively. The Company recorded a compensation expenses of Rmb1,204 for the fiscal year ended December 31, 2007, estimated using the Binominal option pricing model.
     The following assumptions were used in the Black-Scholes option pricing model in assessing the fair value of options granted to directors, employees or non-employees for the fiscal year ended December 31, 2006 and were used in the Binominal option pricing model in assessing the fair value of options granted to non-employees for the fiscal year ended December 31, 2007 and for 2006 Plan. The assumption for selecting several comparable from the market devoted to solar energy as reference to determine the volatility rate of the Company as the Group changed the business operation to development on solar energy business in 2007.

	2006	2007
	Granted on	Granted on
		May 23, 2007	August 3, 2007	August 20, 2007
Average risk-free rate of return	4.833%	4.480%	4.422%	4.269%
Weighted average expected option life	2 years	1year	1year	1year
Volatility rate	121.62%	72.33%	71.98%	74.97%
Dividend yield	—	—	—	—
     (b) Stock Purchase Warrants
          On July 2, 2007, the Company issued 100,000 and 100,000 stock purchase warrants to two consultants for their advisory services provided to the Group, at an exercise price of US$4.00 and US$5.00 per share respectively. With reference to the term of warrant certificate, the exercisable period shall be 4 years commencing on the issue of the warrants. The warrants issued are fully vested immediately.
          On August 31, 2007, the Company issued 200,000 warrants to a consultant for its advisory services provided to the Group, at an exercise price US$5.00 per share. The warrants issued are fully vested immediately with an expiry date on August 30, 2008.
          The fair value of above-mentioned warrants is estimated on the date of grant using the Binomial Model and is recognized as service expenses amounted to Rmb4,584 in 2007, i.e. over the requisition service period, based on a graded vesting attribution method with a corresponding impact reflected in additional paid-in-capital.

	Granted on	Granted on
	July 2, 2007	August 31, 2007
Average risk-free rate of return	4.584%	4.06%
Weighted average expected option life	1year	1year
Volatility rate	67.81%	76.51%
Dividend yield	—	—

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, unless otherwise stated)
15	Net (loss) income per share
     Net (loss) income per share is calculated based on the weighted average number of shares of Common Stock issued and, as appropriate, diluted shares of Common Stock equivalents outstanding for each of the relevant years and the related loss amount. The number of incremental shares from assumed exercise of share options and warrants has been determined using treasury stock method. Under the treasury stock method, the proceeds from the assumed conversion of options and warrants are used to repurchase Common Stock using the average fair value of those years.
     Basic and diluted net (loss) income per share has been calculated in accordance with SFAS No. 128 for the years ended December 31, 2005, 2006 and 2007 as follows:

	Year ended December 31,
	*2005	*2006	2007
	Rmb	Rmb	Rmb
Net loss for the year	(19,532)	(114,586)	(7,111)

Net loss from continuing operations attributable to holders of Common Stock, basic and diluted shares	(18,933)	(30,996)	(8,840)

Net (loss) income from discontinued operations attributable to holders of Common Stock, basic and dilutive shares	(599)	(83,590)	1,729

Weighted-average shares used in computing basic and diluted net loss per share from continuing operation	7,327	11,312	14,249

Incremental shares from assumed conversions of stock options and warrants	—	—	1,079

Weighted-average shares used in computing net diluted loss per share from discontinued operation	7,327	11,312	15,328

Net loss per share (in Rmb)
- Basic and dilutive	(2.67)	(10.13)	(0.50)

Net loss per share from continuing operations (in Rmb)
- Basic and dilutive	(2.58)	(2.74)	(0.62)

Net (loss) income per share from discontinued operations (in Rmb)
- Basic	(0.08)	(7.39)	0.12

- Dilutive	(0.08)	(7.39)	0.11

*	Certain revenues and expenses were reclassified to discontinued operations for comparative purposes (see Note 6).

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, unless otherwise stated)
15	Net (loss) income per share (continued)
     For the three years ended December 31, 2005, 2006 and 2007, the number of shares used in the calculation of diluted net (loss) income per share is equal to the number of shares used to calculate basic earning (loss) per share as the incremental effect of share options would be antidilutive. The weighted average number of stock options which have not been included in the calculation of diluted net loss for continuing and discontinued operation per share for the years ended December 31, 2005 and 2006 were 274 and 1,150 respectively.
16	Related party transactions
     The transactions with related parties are analyzed as follows:-

	Year ended December 31,
	2005	2006	2007
	Rmb	Rmb	Rmb
Transactions with related parties

Disposal of Zhuhai branch of BBHL to BEDC (Note a)	1,300	—	—
Net operating cash outflows of Zhuhai branch reimbursed (Note a)	(1,300)	—	—
Acquisition of CNT from Beijing Holdings by issuance of 2,233,800 new shares at US$2.41 per share and 2,146,200 new shares at US$2.1 per share respectively (Note b)	79,928	—	—
Disposal of available-for-sale securities to Beijing Holdings (Note c)	2,167	—	—
Subscription proceeds receivable from China Biotech (Note d)	—	29,422	—
Acquisition of Faster Group from China Biotech (Note e)	—	—	20,700
Prepayment for acquisition of property from ZMRE (Note f)	—	—	3,301

Note
(a)	On March 31, 2005, BBHL entered into an agreement with BEDC, the sole shareholder of China Internet Technology Company Limited (“China Internet”), the then 17.21% shareholder of the Company, to sell its Zhuhai branch for a consideration of Rmb1,300. The consideration was determined based on the operating cash flow generated by Zhuhai branch from May 1, 2002 to March 31, 2005, the period for which Zhuhai branch was managed and controlled by the Group. Upon disposal, the Group agreed to reimburse the same aggregated net operating cash outflows of Rmb1,300 to the Zhuhai branch as part of the conditions of disposal. The consideration of the transaction was zero as the Group received Rmb1,300 from BEDC and at the same time the Group transferred Rmb1,300 to Zhuhai branch. The transaction was closed on March 31, 2005 and resulted in a disposal loss of Rmb509.
(b)	On September 13, 2005, the Group entered into agreements with Beijing Holdings, the then 47.18% shareholder of the Company, to (i) acquire a 51% equity interest in CNT in exchange for 2,233,800 shares of Common Stock and (ii) obtain an option to acquire the remaining 49% equity interest in CNT in exchange for 2,146,200 shares of Common Stock. Effective from October 31, 2005, the acquisition of 51% of CNT was completed. Effective from December 22, 2005, the option was exercised and the remaining 49% equity interest in CNT was acquired by the Group.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, unless otherwise stated)
16	Related party transactions (continued)
(c)	On November 17, 2005, the Group entered into a sale and purchase agreement with Beijing Holdings to dispose of all of the 6,312,000 shares invested in Xi’an Haitian Antenna Company Limited (“Xi’an Haitian”) for a cash consideration of Rmb2,167. These shares were previously held as available-for-sale securities by the Group and it represented approximately 0.975% of the outstanding shares of Xi’an Haitian. The sale consideration was determined by the quoted closing stock price of Xi’an Haitian at HK$0.33 per share at the date of the agreement. Xi’an Haitian is a company engaged in research, development, production, sales, installation, services and wireless communication network optimization of base station antennas and is also listed on the Growth Enterprise Market of the Hong Kong Stock Exchange. The shares were acquired upon the initial public offering (“IPO”) of Xi’an Haitian. Its stock price dropped continuously after the IPO due to poorer operating results as a result of the keen competition in the market. Beijing Holdings is also a passive investor of Xi’an Haitian who owns approximately 8% equity interest of Xi’an Haitian after its IPO. Beijing Holdings currently nominates one non-executive director to the board of Xi’an Haitian and does not participate in the management or operations of Xi’an Haitian.
(d)	On November 27, 2006, the Company entered into a subscription agreement with China Biotech to issue 1,500,000 new shares of Common Stock and 2,000,000 warrants at US$2.50 each and US$0.01 each, respectively. The total consideration was Rmb29,422. The transaction was completed on January 12, 2007 and the subscription proceeds were fully received by the Company at the same date. Following the completion of the transaction, China Biotech became the major shareholder of the Company by owning 24.74% of the total outstanding shares of the Company.
(e)	On November 8, 2007, the Group entered into a sale and purchase agreement with China Biotech to acquire the entire equity interest in Faster Group held by China Biotech at a consideration of Rmb20,700. The consideration was settled by issuance of 782,168 shares of Common Stock and 1,000,000 shares of Preferred Stock on December 10, 2007.
(f)	Zhangzhou Trendar Tech and Broad Shine, the two wholly-owned subsidiaries of the Company, acquired four properties with Rmb3,301 in total from Zhangzhou Merchants Real Estate Ltd. (“ZMRE”), a subsidiary of China Merchant Group (“CMG”), on July 3, 2007 and October 22, 2007, respectively. CMG is the ultimate holding company of China Biotech (see Note 10).
(g)	China Biotech has been the major shareholder of the Company since January 12, 2007. China Biotech has experience in acquisitions in China. In view of China Biotech’s experience, the Group deposited Rmb6,242 with China Biotech for the purpose of making potential acquisitions (with the assistance of China Biotech) of technology and businesses in China. There was no agreement signed for the funds deposited with China Biotech and the Group can withdraw the funds without any restrictions.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, unless otherwise stated)
16 Related party transactions (continued)
As of December 31, 2006 and 2007, the balances with related parties were as follows:-

	December 31,
	2006	2007
	Rmb	Rmb
Balances with related parties:
Due from related parties Subscription proceeds receivable from China Biotech (Note d )	29,422	—
Funds held by China Biotech for potential acquisition of technology and business in China (Note g)	6,242	5,612
Due from China Biotech (Note h)	500	—

	36,164	5,612

Due to related parties:
Due to BEDC, the holding company of a shareholder (Note i)	59	—
Due to China Biotech (Note j)	890	908
Due to CMZDZ (Note k)	—	5,783

	949	6,691

(h)	The amount represented the loan repayment on behalf of China Biotech by Zhejiang Innoessen.

(i)	The amount represented the contract sums received on behalf of BEDC by BHLHK in Hong Kong as the customer of BEDC paid in Hong Kong dollars whereas BEDC did not maintain a Hong Kong dollar bank account in Hong Kong.

(j)	The amount represented administrative expenses paid on behalf of Faster Assets and Shenzhen Innoessen by China Biotech in China.

(k)	The amount represented the amount payable to China Merchant Zhangzhou Development Zone Ltd. (”CMZDZ”), a subsidiary of CMG, for the cash of Faster Group acquired (see Note 3(b) for details of acquisition of Faster Group).

The balances with related parties are unsecured and interest-free, and have no fixed terms of repayment.
17	Retirement benefits
     As stipulated by the regulations of PRC, the PRC subsidiary is required to make contributions to the retirement fund organized by the PRC government at the rate of 20% of the base salaries of their staff. Contributions made in connection with the mandatory fund, which are expensed as incurred, were Rmb401, Rmb546 and Rmb390 for the years 2005, 2006 and 2007, respectively. The PRC subsidiary has no obligation for the payment of pension benefits beyond the annual contributions described above.
18	Common stock
     On November 8, 2007, the Group entered into a sale and purchase agreement with China Biotech to acquire the entire equity interest of Faster Group held by China Biotech at a consideration of Rmb20,700. The consideration was settled by issuance of 782,168 shares of Common Stock and 1,000,000 shares of Preferred Stock (see Note 19 for details of Preferred Stock) on December 10, 2007. The value of the Common Stock was determined using the average Company closing price of beginning thirty days prior to July 5, 2007, the date when the acquisition was agreed.
     During the year, 1,000,000,000 authorized shares of Common Stock are re-designed as Preferred Stock.
     Other than the above, 437,000 shares of Common Stock were issued upon exercise of stock options.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, unless otherwise stated)
19	Series A non-convertible and non-redeemable Preferred Stock
     The 1,000,000 shares of Series A non-convertible and non-redeemable Preferred Stock issued during the year were recorded at the par value of Rmb77 which was determined based on the difference between Rmb20,700 and fair value of Common Stock.
     The rights, preferences and privileges with respect to the Preferred Stock are as follows:
●	Voting right

The 1,000,000 shares of Preferred Stock shall have an aggregate voting power of 25% of the combined voting power of the entire issuer’s shares, Common Stock and Preferred Stock.

●	Dividends

The holder shall be entitled to receive dividends only as, when and if such dividends are declared by the Board with respect to shares of Preferred Stock.

●	Liquidation preference

In the event of any distribution of assets upon any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, after payment or provision for payments of the debts and other liabilities of the Company, the holder shall be entitled to receive out of assets of the Company, whether such assets are capital, surplus or earnings, an amount equal to the consideration paid by him for each such share plus any accrued and unpaid dividends with respect to such shares of Preferred Stock through the date of such liquidation, dissolution or winding up.

●	Redemption

The issuer shall have no right to redeem the Preferred Stock.

●	Non-convertible
20	Available-for-sale securities
     The available-for-sale securities as at December 31, 2007 were Hong Kong marketable equity securities. The cost and estimated fair value of the available-for-sale securities as at December 31, 2007 were Rmb37,235 and Rmb44,808, respectively, with unrealized gain of Rmb7,573.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, unless otherwise stated)
21	Contingencies and commitments
     (a) Operating lease commitments
     As of December 31, 2007, the Group had future aggregate minimum lease payments under non-cancelable operating leases as follows:

As of December 31,	Rmb
2008	1,292
2009	335
2010	120
2011 and thereafter	—

Total	1,747

     Lease rental costs incurred by the Group for the year ended December 31, 2005, 2006 and 2007 amounted to Rmb1,052, Rmb759 and Rmb1,439 respectively.
     (b) Capital commitments for construction in progress
     On September 7, 2007, China Merchants Zhangzhou Development Zone Trenda Solar Ltd. (“Zhangzhou Trenda “), a wholly-owned subsidiary of the Group, entered into a cooperation contract with China Solar Energy Group Limited, an independent third party, to purchase the SnO2 solar base plates production lines at an aggregate price of US$8,000 equivalent to Rmb58,357 for four SnO2 production lines. Half of the price for the production lines shall be paid in accordance with each delivery. The remaining 50% payment of each production line will be made by the Group upon successful installation of the production lines as well as meeting the requirements for production. As at the date of this report, the first SnO2 solar base plate production line in the factory concluded its installation and testing.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATIONS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, unless otherwise stated)
22	Segment information
     Prior to the discontinuation of the Nutraceutical Operations in 2007, the Group was operating two business segments, i.e. IT Operations and Nutraceutical Operations. The business segment is determined based on the nature of the business engaged. The board and the management evaluate the net income of each segment in assessing performance and allocating resources between segments. Following the disposal of CNT (Note 6), the Group could not continue with production and sales of nutraceutical products. The Group gradually discontinued all sales relationships with customers of Nutraceutical Operations towards the end of 2007. Since then, the IT Operations were the sole business of the Group. The Solar Energy Operations were still under development stage in 2007 and hence, no revenue has been generated in 2007.
     The board and the management evaluate the segment’s performance based upon, operating income or loss and allocate resources between segments. Such measure is then adjusted to exclude items that are of a non-recurring or unusual nature. The management believes such discussions are the most informative representation of how the management evaluates performance.
     Summarized financial information for the IT Operations and Solar Energy Operations which represent the Group’s continuing operations for 2007, 2006 and 2005 and Nutraceutical Operations represent the discontinued operation of the Group:

			Net
			identifiable	Depreciation
		Operating	assets/	and	Capital
	Revenues	loss	(liabilities)	amortization	expenditures
	Rmb	Rmb	Rmb	Rmb	Rmb
Year 2007
IT Operations	7,680	(907)	1,034	106	74
Solar Energy Operations	—	(1,073)	32,007	138	36,873

Total operating segments	7,680	(1,980)	33,041	244	36,947
Corporate*	—	(23,435)	47,148	326	960

Group	7,680	(25,415)	80,189	570	37,907

Year 2006
IT Operations	9,291	65	1,822	139	81
Corporate	—	(30,785)	49,607	283	77

Sub-total	9,291	(30,720)	51,429	422	158
Discontinued operation –Nutraceutical Operations	—	—	(789)	—	968

Group	9,291	(30,720)	50,640	422	1,126

Year 2005
IT Operations	6,468	(3,269)	2,579	67	221
Corporate	—	(13,407)	14,713	128	454

Sub-total	6,468	(16,676)	17,292	195	675
Discontinued operation - Nutraceutical Operations	—	—	11,890	—	16,584

Group	6,468	(16,676)	29,182	195	17,259

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, unless otherwise stated)
22	Segment information (continued)
* The detail of corporate/unallocated items including mainly staff costs, legal and professional fees are as follows:

2007
Rmb
Selling expenses	—
Unallocated general and administrative expenses	(23,435)

Operating loss	(23,435)

Cash and cash equivalents	5,129
Short-term investments-security trust account	44,808
Due from related parties	5,612
Other assets	1,470
Due to related parties	(6,008)
Deferred tax liabilities	(1,325)
Other liabilities	(2,538)

Net identifiable assets/ (liabilities)	47,148

     The Group was engaged in the provision of information technology and network security services and the sale and marketing of nutraceutical products to a wide range of industries and end users within the PRC. All the Group’s revenue is derived from sales to customers located in the PRC. Approximately, 20.5%, 19.8% and 10.4% of the total revenues were contributed by 3 major customers during the year ended December 31, 2007. Approximately, 6.3%, 18.6% and 33.0% of total revenues and 25.8%, 25.0% and 20.0% of the total revenues were contributed by 3 major customers during the year ended December 31, 2005 and 2006, respectively.
     The Group operates mainly in the PRC as such, all long-lived assets are located in the PRC and all revenues are generated with the PRC.
     Segment assets consist primarily of cash and cash equivalents, inventories, trade receivables, other assets and fixed assets. Segment liabilities comprise of operating liabilities.
23	Subsequent events
1. Assignment agreement relating to CNT between Total Trump and China Biotech
     On December 18, 2007, the Group entered into the Sale and Purchase agreement with Total Trump, an independent party, to dispose of its entire interests in CNT at a consideration of HK$10,000 and a deposit of HK$1,000 was received on the same date. As of December 31, 2007, Total Trump was legally entitled to all rights, titles and interests of CNT. In April 2008, Total Trump informed the Company its financial inability to settle the remaining balance of the consideration amount of HK$9,000 (the “Unpaid Consideration”) on or before June 30, 2008 as required under the Sales and Purchase Agreement entered into between Total Trump and the Group and to consider the termination of the transaction. China Biotech, the Company’s major shareholder, signed a memorandum with the Company to further commit its contribution of resources, at its unconditional best efforts basis, in streamlining the Company’s core business to the solar energy business and agreed to assume all payment obligations of the Unpaid Consideration due from Total Trump by entering into an Assignment Agreement with Total Trump on May 8, 2008.The Unpaid Consideration assumed by the China Biotech was fully paid on June 16, 2008. Management of the Company considered the above transactions as two separate transactions provided that it was related to the same disposed business unit due to the fact that Total Trump and China Biotech were two separated independent parties. The HK$1,000 deposit received from Total Trump was considered as forfeited by Total Trump. The HK$9,000 received from China Biotech on June 16, 2008 will be recorded as shareholders’ contribution in the additional paid-in capital in shareholders equity for the fiscal year ending December 31, 2008. The additional paid-in capital will not have any dilution to shareholders.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, unless otherwise stated)
23	Subsequent events (continued)
2. Discontinuation of IT Operations
     The Group decided to focus on the strategic expansion in the solar business and proposed to dispose of its equity interest of Jingle Technology Co Ltd. (”Jingle”) and its subsidiaries, BHLNet and BBHL, to Beijing Holdings, one of shareholders of the Company, for a cash consideration HK$1,000. The disposal of Jingle was approved by the written resolution of the Board passed on May 9, 2008. A definitive sale and purchase agreement relating to the proposed disposal of Jingle has not been entered into by the Group and Beijing Holdings. The Group does not expect the discontinuation of IT Operations to have a material impact on the Group’s consolidated financial statement.