Form 20-F
period 2008-12-31
CHINA TECHNOLOGY DEVELOPMENT GROUP CORP
filed 2009-06-26
CIK 1027454

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
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
Not Applicable

(Translation of Registrant’s name into English)

British Virgin Islands

(Jurisdiction of incorporation or organization)
Unit 1903, 19/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central, Hong Kong

(Address of principal executive offices)
King Pak Leung, Chief Financial Officer
Telephone: (852)31128461; Fax: (852)31128410; E-mail: gary.leung@chinactdc.com
Unit 1903, 19/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central, Hong Kong

(Name, Telephone, E-mail and/or Facsimile number and Address of The Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

Common Stock, Par Value US$0.01 per share	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.
None

(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None

(Title of Class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 15,543,669 shares of Common Stock and 1,000,000 shares of Preferred Stock.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
     ☐ Yes     ☑ No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.     Yes ☐     No ☑
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     Yes ☑     No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
     ☐ Yes     ☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑ (Do not check if a smaller reporting company)	Smaller reporting company ☐
Indicate by check mark which basis of accounting the registration has used to prepare the financial statements included in this filing:

U.S. GAAP ☑	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐
If “Other” has been checked in response to the previous question, indicate by check mark which consolidated financial statement item the registrant has elected to follow.

Item 17 ☐	Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).     Yes ☐     No ☑

Introduction
This Annual Report on Form 20-F includes our audited consolidated financial statements as of December 31, 2007 and 2008 and for each of the years in the three-year period ended December 31, 2008.
Our common stock, par value US$0.01 per share, is listed on the Nasdaq Capital Market, or Nasdaq, under the symbol “CTDC”.
Except as otherwise required, in this Annual Report:
•	“CTDC”, the “Company”, “us” or “we” refer to China Technology Development Group Corporation and the “Group” refers to the Company and all of its subsidiaries as a whole. The term “you” refers to holders of our common stock and preferred stock;

•	“Hong Kong” and the “Government” refer to the Hong Kong Special Administrative Region of the People’s Republic of China and its government, respectively;

•	“China” and the “Chinese government” refer to the People’s Republic of China and its government; and

•	All references to “Renminbi,” or “Rmb” are to the legal currency of China, all references to “U.S. dollars,” “dollars,” “$” or “US$” are to the legal currency of the United States and all references to “Hong Kong dollars” or “HK$” are to the legal currency of Hong Kong. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.
For your convenience, this Annual Report contains translations of Renminbi amounts into U.S. dollar amounts. Unless otherwise indicated, the translations have been made at Rmb6.8225 = US$1.00, which was the noon buying rate in New York City for cable transfers in Renminbi as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2008. See Item 3 “Key Information — Selected Financial Data — Exchange Rate Information” for historical information regarding this noon buying rate. You should not construe these translations as representations that the Renminbi amounts actually represent such U.S. dollar amounts or could have been or could be converted into U.S. dollars at the rate indicated or at any other rates.
This Annual Report contains “forward-looking statements,” as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on our current expectations, assumptions, estimates and projections about our Company, our industry, economic conditions in the markets in which we operate, and certain other matters. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate”, “believe”, “estimate”, “expect”, “intend”, “will”, “project”, “seek”, “should” and similar expressions. Those statements include, among other things, the discussions of our business strategy and expectations concerning our market position, future operations, margins, profitability, liquidity and capital resources. These statements are subject to known and unknown risks, uncertainties and other factors, which may cause actual results or outcomes to differ materially from those implied by the forward-looking statements. Important factors that may cause actual results or outcomes to differ from those implied by the forward-looking statements include, but are not limited to, those discussed in the Item 3.D.“Risk Factors”, Item 4. B. “Business Overview” and Item 5. “Operating and Financial Review and Prospects” sections in this Annual Report. In light of these and other uncertainties, you should not conclude that the results or outcomes referred to in any of the forward-looking statements will be achieved. All forward-looking statements included in this Annual Report are based on information available to us on the date hereof, and we do not undertake to update these forward-looking statements to reflect future events or circumstances.
This Annual Report includes statistical data about our industry that comes from information published by third party sources, including financial analysts’ reports, governmental websites and industry research papers etc. This type of data represents only the estimates of those sources of industry data. In addition, although we believe that data from these companies and institutions is generally reliable, this type of data is inherently imprecise. We caution you not to place undue reliance on this data.

PART I
Item1. Identity of Directors, Senior Management and Advisers
     Not Applicable.
Item 2. Offer Statistics and Expected Timetable
     Not Applicable.
Item 3. Key Information
A. Selected financial data.
You should read the following selected financial data in conjunction with Item 5 “Operating and Financial Review and Prospects” and our audited consolidated financial statements and the notes thereto included elsewhere in this Annual Report. We derived the selected financial data as of December 31, 2007 and 2008 and for the years ended December 31, 2006, 2007 and 2008 from our audited consolidated financial statements included in this Annual Report beginning on page F-1. We derived the selected financial data as of December 31, 2004, 2005 and 2006 and for the years ended December 31, 2004 and 2005 from our audited consolidated financial statements not included in this Annual Report. All of our audited consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles, GAAP.

	(Amounts in thousands, except share and per share data)
	Year Ended December 31,
	2004	2005	2006	2007	2008	2008
	Rmb(1)	Rmb(1)	Rmb(1)	Rmb(1)	Rmb(1)	US$
Consolidated Statement of Operations Data:
Revenues	—	—	—	—	10	1
Cost of sales	—	—	—	—	20	3
Gross profit (loss)	—	—	—	—	(10)	(2)
Operating loss	(2,981)	(13,407)	(30,785)	(24,495)	(24,338)	(3,568)
Other income (expense)
Interest income	242	226	182	827	79	12
Finance costs	—	—	—	—	(475)	(70)
Gain (loss) on disposal of available-for-sale securities	100	(2,596)	(488)	15,405	(14,049)	(2,059)
Impairment on available-for-sale securities	—	—	—	—	(15,213)	(2,230)
Dividend income from available-for-sale securities	67	115	4	58	48	7
Change in fair value of warrant liabilities	—	—	—	—	(1,236)	(181)
Exchange gain	—	—	—	(482)	(268)	(39)
Others, net	—	—	—	(7)	(36)	(5)
Loss from continuing operations	(2,572)	(15,662)	(31,087)	(9,084)	(54,776)	(8,029)
Income (loss) from discontinued operations	(7,543)	(3,870)	(83,499)	1,973	858	126
Net loss	(10,115)	(19,532)	(114,586)	(7,111)	(53,918)	(7,903)
Net loss per share	(1.47)	(2.67)	(10.13)	(0.50)	(3.34)	(0.49)
Net loss per share from continuing operations	(0.39)	(2.14)	(2.75)	(0.64)	(3.39)	(0.50)
Net income (loss) per share from discontinued operations	(1.08)	(0.53)	(7.38)	0.14	0.05	0.01
Weighted average common shares outstanding:
Basic and diluted	6,894,497	7,326,497	11,311,888	14,249,051	16,160,172

	(Amounts in thousands, except share data)
	As of December 31,
	2004	2005	2006	2007	2008	2008
	Rmb	Rmb	Rmb	Rmb	Rmb	US$
Consolidated Balance Sheet Data:
Total assets	39,355	117,849	64,751	115,888	62,619	9,177
Total liabilities	6,501	13,626	14,111	35,699	20,389	2,988
Shareholders’ equity	32,854	98,708	50,640	80,189	42,230	6,189
No of common shares issued and outstanding	9,044,888	11,274,497	13,809,497	15,028,665	15,543,669
No of treasury stock (2)	(2,150,391)	—	—	—	—

(1)	During 2005 we disposed of the Zhuhai branch of Beijing BHL Networks Technology Co., Ltd , or BBHL, and during 2006, we disposed of Anji Science Bio-Product Inc., or Anji Bio, the production base of our nutraceutical operations. Our management approved the disposal of our entire nutraceutical operations in April 2007. In April 2008, we disposed of Green Energy Industry Ltd, including its subsidiaries Fullwing Ltd and Margot Ltd, to Harvest Time International Holding Ltd, an independent third party, for cash consideration of HK$10,000. In December 2008, we entered into a sale and purchase agreement to sell our wholly-owned subsidiary Jingle and its subsidiaries, BHLNet and BBHL, which we refer to collectively as the Jingle Group, to Sentron Enterprises Limited, an independent party, for cash consideration of HK$0.2 million. We disposed of all of our non-core business in connection with the completion of the transaction in February 2009 in order to concentrate all of our resources on our strategic expansion in the solar business. During 2008, we regarded Jingle Group as discontinued operations pursuant to Statement of Financial Accounting Standards, or SFAS, No.144 “Accounting for the Impairment or Disposal of Long-Lived Assets”. We reported the operating results up to the date of disposal and the loss resulted from the disposal as discontinued operations (see Note 5 in our consolidated financial statements). To conform to the presentation of the current year, we reclassified the comparative operating results of the discontinued operations for the years ended December 31, 2004, 2005, 2006 and 2007 as discontinued operations.

(2)	The entire treasury stocks of 2,150,391 shares of the Company had been cancelled during the year ended December 31, 2005.
Exchange Rate Information
We normally maintain our financial statements in Renminbi, as our business is primarily conducted in China and the Renminbi is China’s local currency. In July 2005 the Chinese government changed its policy of pegging the value of the Renminbi to the U.S. dollar. This revaluation of the Renminbi was based on a conversion of Renminbi into United States dollars at an exchange rate of US$1.00=Rmb8.11. Under the new policy, the Renminbi is permitted to fluctuate within a band against a basket of certain foreign currencies. This change in policy resulted initially in an approximately 2.0% appreciation in the value of the Renminbi against the U.S. dollar and could result in further and more significant appreciations. Although we generate substantially all of our revenue in Renminbi, our U.S. dollar cash deposits are subject to foreign currency translation.
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

	Average(1)	High	Low	Period-end
	(Rmb per U.S. $1.00)
2003	8.2770	8.2800	8.2765	8.2769
2004	8.2768	8.2774	8.2764	8.2765
2005	8.1472	8.2765	8.0702	8.0702
2006	7.9579	8.0702	7.8041	7.8041
2007	7.5806	7.7714	7.2946	7.2946
2008	6.9193	7.1818	6.7899	6.8225
December 2008	6.8539	6.8842	6.8225	6.8225
January 2009	6.8358	6.8358	6.8230	6.8380
February 2009	6.8368	6.8487	6.8326	6.8398
March 2009	6.8363	6.8895	6.7753	6.8336

	Average(1)	High	Low	Period-end
	(Rmb per U.S. $1.00)
April 2009	6.8318	6.8368	6.8230	6.8230
May 2009	6.8242	6.8306	6.8190	6.8281

(1)	Annual averages are calculated by averaging the rates on the last business day of each month during the relevant year.
On May 29, 2009, the noon buying rate in New York City for cable transfers in Renminbi as certified for customs purposes by the Federal Reserve Bank of New York was Rmb6.8281 = US$1.00.
B. Capitalization and indebtedness.
     Not Applicable.
C. Reasons for the offer and use of proceeds.
     Not Applicable.
D. Risk factors.
This Annual Report contains “forward-looking statements” that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward looking statements as a result of certain factors, including those set forth in the following risk factors and elsewhere in this Annual Report. You should carefully consider the risks described below and other information in this Annual Report before deciding to invest in our company. If any of the following risks actually occur, our business, financial condition, liquidity, results of operation or prospects could be materially and adversely affected. Accordingly, the trading price of our common stock could decline and you may lose all or part of your investment in our company.
The risks and uncertainties described below are not the only ones we face. Additional risks that we currently do not know about or that we currently believe to be immaterial may also impair our business operations or prospects.
Risks Related to Our Company and Our Industry
Our limited operating history and evolving business strategy may not serve as an adequate measure for future prospects and results of our operations.
We have limited experience in the solar business in which we are currently engaged. We were formed in 1996 and originally engaged in the sanitary wares and ceramic tiles manufacturing business, which was changed to the Internet-related business in June 2000. We added the nutraceutical-related business in October 2005 and entered into the solar industry in September 2007. In February 2009, we disposed of all of our non-core business in order to concentrate all of our resources on our solar business. Our historical operating results do not reflect our current focus on the solar industry and, as such, do not provide a meaningful basis for evaluating our solar business. Our SnO2 base plates manufacturing business is in the early stage of expansion, and we have limited experience upon which to predict whether it will be successful. Accordingly, you should consider our business and prospects in light of the risks, expenses and challenges that we will face as an early-stage company seeking to develop and manufacture new products in a growing and rapidly evolving market. Accordingly, you should not rely on our results of operations for any prior periods as an indication of our future performance.
We have continued to incur operating losses and we cannot provide assurance that we will achieve or sustain profitability.
We have incurred operating losses in the preceding five years as follows:

Operating loss*
Year	(in thousands of Rmb)
2004	(2,981)
2005	(13,407)
2006	(30,785)
2007	(24,495)
2008	(24,338)

*	Includes profit from discontinued operations of Rmb0.86 million for 2008 and Rmb1.97 million for 2007 and loss from discontinued operations of Rmb83.50 million for 2006.
We launched our solar energy business in September 2007, completed the installation of the first SnO2 thin-film base plate production line in June 2008 and made our first commercial shipment of solar base plates in December 2008. We have expended and will continue to expend significant financial and other resources in order to construct, start-up, test-run and ramp up our solar business. The rapidly evolving markets in which we operate our solar business make it difficult for us to estimate our future performance. Our ability to achieve profitability in the future is uncertain and will depend largely on the successful commercialization of our solar products, as to which there can be no assurance. If we fail to make the production lines operational up to their designed capacity or at all, or if the construction and ramp-up costs significantly exceed our original budget, our results of operations will be materially adversely affected and our expansion strategy will be materially hampered. We cannot accurately estimate our future operating losses because our revenues, gross margins and operating results may fluctuate significantly due to, among other things:
•	the need to procure additional equipment at reasonable costs and on a timely basis;

•	the need to raise additional funds to finance the construction and ramp-up of the production lines, which we may be unable to obtain on reasonable terms or at all;

•	product upgrading or updating progress by us or our competitors;

•	our competitors’ price changes;

•	our research and development and marketing abilities;

•	our acquisition costs of new technology or businesses;

•	employee wage pressure arising from increased competition for skilled employees and increased governmental staff welfare regulations; and

•	extraordinary costs incurred for acquisitions or any reductions in work force, if any.
Our operating results could be materially adversely affected by any of these factors, or by additional factors of which we are currently unaware.
We expect that we will need to obtain additional financing to continue to operate our business, including significant capital expenditures to increase our production capacity. If we cannot obtain additional financing when we need it, our growth prospects and future profitability may be materially adversely affected.
We have in the past experienced substantial losses and negative cash flow from operations. We expect that we will continue to need significant financing to operate our new business, including capital expenditures to expand our production capacity. In particular, we believe that we will require additional funding for manufacturing capacity expansion of our production lines. We will also need cash resources to fund our research and development activities in order to remain competitive on cost and technology. In addition, future acquisitions, expansions, market changes or other developments may cause us to require additional financing. Our ability to obtain external financing in the future is subject to a number of uncertainties, including:
•	our future financial condition, results of operations and cash flows;

•	general market conditions for financing activities by companies in our industry; and

•	economic, political and other conditions in China and elsewhere.
We do not know whether additional financing will be available or whether the terms of such additional financing, if available, will be acceptable to us. If additional financing is not available or not available on terms acceptable to us, our ability to fund our operations, develop and expand our manufacturing operations and distribution network, maintain our research and development efforts or otherwise respond to competitive pressures may be significantly impaired. If we are required to pay higher than anticipated costs for additional financing, our results of operations or financial condition may be materially adversely affected. In addition, we could be required to make operating and financial covenants that would restrict our operations. If new shares are issued for equity financing or acquisition purposes, interests of existing shareholders will be diluted.

We may not be able to implement our growth strategy and manage our planned business expansion effectively.
Our solar business is expanding rapidly. We launched our solar energy business in September 2007, completed the installation of the first SnO2 thin-film base plate production line in June 2008 and made our first commercial shipment of solar base plates in December 2008. We anticipate continued growth in market demand for our photovoltaic, or PV, products in the future, which will require us to continue to expand our business to capture emerging market opportunities and increase our penetration and market share. Our growth strategy requires us to introduce more technological products through partnerships, joint ventures and acquisitions. Part of this strategy relates to new technological products for which there are no established markets in China, or relates to technological products in which we lack experience and expertise. We do not know whether we will be able to deliver new technological products on a commercially viable basis or in a timely manner, or at all. Any failure in implementing our strategy could materially adversely affect our business, financial condition and results of operations.
To manage this potential expansion of our business operations, we will need to improve our operational and financial systems, internal procedures and risk control system, increase the manufacturing throughput, and recruit, train and manage our employee base, especially the engineering and manufacturing operation management team. In addition, our management must maintain and strengthen our relationship with our suppliers, strategic partners, customers and local governments. We do not know whether our current and planned operations systems and internal controls will be adequate to support our rapid expansion. If we are not able to manage our business expansion effectively, we will not be able to execute our business strategy or capitalize on market opportunities, and our results of operations would be adversely affected.
We may not be able to compete successfully in a competitive market against competitors with greater resources and more advanced technologies.
The solar industry is developing very rapidly, and many of our competitors have one or more of the following advantages over us:
•	longer operating history;

•	greater financial, technological, marketing, sales and other resources;

•	greater profitability in their operations;

•	superior product functionality in certain areas;

•	greater name recognition;

•	a broader range of products to offer; and

•	a larger base of customers.
Current and potential competitors have established, or may establish, cooperative relationships among themselves or with third parties to enhance their sales, which may result in increased competition. As a result of these and other factors, we may be unable to compete successfully with our existing or new competitors. With China’s entrance into the World Trade Organization, or WTO, more and more foreign companies are entering into the Chinese markets. They also impose great potential competition to our business.
In order for our company to survive in this environment, we will need to invest significant financial resources in our research and development to keep up with the technological advances in the PV industry. For example, R&D breakthroughs in crystalline silicon-based solar companies may generate significant cost reductions, which could lead to sudden and sharp drop in sales for thin-film focused solar companies, including our company. Our failure to continually refine our technology and develop and introduce new solar products could render our products uncompetitive or obsolete, and result in a decline in our market share.
Our direct competitors are Asahi, Pilkington and AFG, all of which are leading glass producers with established market positions. We will be unable to increase our sales if we fail to attract and retain sufficient customers, establish successful distribution networks and grow our sales and marketing capability for our SnO2 base plates. We expect to compete with future entrants to the solar market that offer new technological solutions. We may also face competition from large semiconductor manufacturers, a few of which have already announced their intention to enter the solar business.
We may not be able to keep pace with the rapid technological changes in the market, new competition, and new product developments.
The markets in which our solar business is involved are highly fragmented and characterized by ongoing technological developments, evolving industry standards and rapid changes in customer requirements. The solar energy market is at a relatively early stage of development and the extent to which solar products will be widely adopted is uncertain. The solar power markets are rapidly evolving and are experiencing technological advances and new market entrants. Market data in the solar industry are not as readily available as those in other more established industries where trends can be assessed more reliably from data gathered over a longer period of time. If thin-film based solar products prove unsuitable for widespread adoption or if demand for building integrated photovoltaic, or BIPV, fails to develop sufficiently, we may not be able to generate adequate revenues to support our viability and future growth.
Our success will depend on our ability to
•	provide a broad range of solar thin film products;

•	timely develop and introduce new products with technological advances;

•	respond promptly to new customer requirements;

•	comply promptly with evolving industry standards;

•	provide reliable thin-film solar products to customers at the lowest costs;

•	control delays and cost overruns due to many external beyond-control factors such as increases in raw materials prices and problems with equipment vendors;

•	receive available government subsidies and incentives to support the development of the solar energy industry; and

•	execute our business strategy and expansion plan effectively.
We may be unable to sustain our sales growth if sufficient demand for thin-film products does not develop or takes longer to develop than we currently expect.
The solar power market is at an early stage of development and the extent of acceptance of solar energy technology and products is uncertain. The demand for thin-film based solar products in China may not develop or may take longer to develop than we currently expect. There are many factors that could affect the demand for thin-film based products, including:
•	efficiency and performance of thin-film solar products compared to crystalline silicon solar products;

•	cost-effectiveness (cost per watt) of thin-film solar products compared to crystalline silicon solar products and other non-solar energy sources and products;

•	reliability of thin-film solar products compared to crystalline silicon solar products and other non-solar energy sources and products;

•	availability of government subsidies and incentives to support the development of the PV industry;

•	breakthrough of other alternative energy technologies, such as wind power and biomass, etc;

•	price change of other conventional and non-solar alternative energy sources, such as oil; and

•	capital expenditures by solar products purchasers, which might decrease when the economy slows down.
The occurrence of any of the foregoing may have an adverse effect on our business, results of operations and financial condition.
If we are unable to attract, train and retain a skilled labor force, our business may be materially adversely affected.
Our future success depends significantly on our ability to attract, train and retain a skilled labor force, particularly our technical personnel and executive officers. Recruiting and retaining capable personnel, particularly those with expertise in the PV industry and operation management, are vital to our success. If one or more of our executive officers or key technical persons are unable or unwilling to continue their employment, we may not be able to replace them in a timely and effective manner. In that event, our business could be severely disrupted, and we may incur additional expenses to recruit and retain new replacements. Furthermore, one or more of our current key employees could join our competitors or form a new competitive company. Although we have entered into non-competition and confidentiality agreements with a number of these key employees, these types of agreements may not be enforceable in China.

We rely on a limited number of suppliers for our production lines, equipment and consumables, and any failure or delay by these suppliers in delivering equipment or consumables could adversely impact our production.
We rely on a limited number of suppliers for our principal manufacturing equipment and spare parts. Our current major equipment suppliers include Terra Solar and China Solar. If we fail to develop or maintain our relationship with these and other equipment or consumables suppliers, or should any of our major equipment suppliers encounter difficulties in the manufacturing or shipment of its equipment to us, it would be difficult for us to find alternative providers for such equipment on a timely basis and on commercially reasonable terms. As a result, our production may be adversely impacted and the implementation of our expansion plan may be interrupted.
We are subject to risks of acquisition of new business, products and technologies.
The solar industry is highly competitive and has experienced a significant amount of consolidation, and we expect this trend to continue. We plan to acquire or make investments in complementary companies, products and technologies in future. However, a number of companies, many of which have greater financial resources, marketing capabilities and research and development capacities than ours, are actively engaged in the development of products similar to the products we produce.
Any acquisitions or strategic investments that we make will involve a number of risks, and we may not realize the expected benefits of these transactions. We may lose all or a portion of our investment. We may use our available cash and securities to buy or invest in companies or products, which could result in significant acquisition-related charges to earnings and dilution to our shareholders. Moreover, we may incur or assume the acquired company’s liabilities, including liabilities that are unknown at the time of acquisition, which may result in a material adverse effect on us.
In the event that an acquired company does not perform as anticipated, we could be required to incur a significant impairment of goodwill. Any impairment of goodwill may adversely and materially affect our results of operations and financial condition.
We may not successfully integrate acquired business, products and technologies.
As a component of our business and growth strategy, we intend to acquire companies, products and technologies that we believe will enhance our business model, revenue base, operations and profitability. These acquisitions may result in the use of significant amounts of cash, dilutive issuances of common stock and significant annual impairments of goodwill and intangible assets, each of which could materially and adversely affect our operating results. We may encounter problems in integrating any acquired businesses, including:
•	difficulties assimilating and managing the operations, technologies, intellectual property, products and personnel of any acquired business;

•	diversion of management attention to business concerns of the acquired business from that of our existing operations;

•	declining employee morale and retention issues for employees of the acquired business;

•	risk of litigation by terminated employees and contractors; and

•	our lack of familiarity with other conditions and business practices of the acquired business.
Any failure to successfully integrate any acquired business could materially adversely affect our business, financial condition and results of operations.
Unauthorized use of our intellectual property by third parties, and the expenses incurred in protecting our intellectual property rights, may adversely affect our business.
We rely on applicable trademark and copyright laws and confidentiality agreements with our employees, customers, business partners and others to protect our intellectual property rights in China. We own and have exclusive licenses to a number of China and foreign patents and patent applications, and intend to seek additional patents as we deem appropriate. We do not know whether patents will be issued for any of our pending applications. Even if patents are issued, it is uncertain that any claims allowed will be sufficiently broad to cover our products or to effectively limit competition against us. Furthermore, any patents that may be issued to us may be challenged, invalidated or circumvented. Although we intend to defend our proprietary rights, policing unauthorized use of proprietary technology and products is difficult. International operations may be affected by changes in intellectual property legal protections and remedies in foreign countries in which we do business.

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
We have granted, and expect to continue to grant, stock options under our stock incentive option plan, which could adversely impact our financial results.
We adopted stock incentive option plans in 1996, 2000, 2005, 2006, 2007 and 2008. As of the date of this Annual Report, we have an aggregate of 4,353,334 stock options outstanding under our option plans and held by directors, officers, employees and consultants. We are required to recognize share-based compensation as compensation expense in our consolidated statements of operations based on the fair value of equity awards on the date of the grant, with the compensation expense being recognized over the period in which the recipient is required to provide service in exchange for the equity award. The additional expenses associated with share-based compensation may reduce the attraction of issuing stock option as compensation to our directors, officers, employees and consultants. If we don’t offer sufficient equity compensation to our directors, officers, employees or consultants, however, we may not be able to attract and retain key personnel.
We have limited business insurance coverage and may incur losses resulting from product liability claims, business disruption, litigation or natural disasters.
Insurance companies in China offer limited business insurance products and do not, to our knowledge, offer business liability insurance. While business disruption insurance is available to a limited extent in China, we have determined that the risks of disruption, cost of such insurance and the difficulties associated with acquiring such insurance make having such insurance impractical for us. As a result, except for directors and officers liability insurance, employees’ compensation insurance and fire insurance, property insurance covering our facilities, production equipment and inventory, we do not have any business liability, disruption or litigation insurance coverage for our operations in China. Any business disruption or litigation might result in our incurring substantial costs and the diversion of resources.
Risks Associated with Business Operation in China.
A substantial majority of our assets are located in China, and a substantial majority of our revenue is derived from our operations in China. Accordingly, our business, financial condition, results of operations and prospects are subject, to a significant extent, to economic, political and legal developments in China.
We are subject to risks relating to changes of political and economic policies and conditions in China.
China has been, and will continue to be, our primary production base and a substantial majority of our assets are currently located in China. China’s economy differs from the economies of most developed countries in many respects, including the extent of government involvement, control of foreign currencies and allocation of resources. While the government has been pursuing economic reforms to transform its economy from a planned economy to a market-oriented economy since 1978, a substantial part of China’s economy is still being operated under various controls of the government. By imposing industrial policies and other economic measures, the government exerts considerable direct and indirect influence on the development of industries. Many of the economic reforms carried out by the government are unprecedented or experimental and are expected to be refined and improved over time. Such refining and adjustment process may not necessarily have a positive effect on our operations and our future business development. Our business, prospects and results of operations may be materially adversely affected by changes in the economic and social conditions and in the policies of the Chinese government, such as changes in government subsidies and economic incentives for the solar industry, adjustments in tax regulations and restrictions on currency conversion.
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
The Chinese government controls the conversion of the Chinese currency, the Renminbi. We rely on the Chinese government’s foreign currency conversion policies, which may change at any time, in regard to our currency exchange needs. In 2008, 2007 and 2006, all of our revenue was received in Renminbi, which is not freely convertible into other foreign currencies. In China, the government has control over Renminbi reserves through, among other things, direct regulation of the conversion of Renminbi into other foreign currencies and restrictions on foreign imports. Although foreign currencies which are required for current account transactions, such as the payment of dividends to shareholders of foreign invested enterprises like our company, can be bought freely at authorized Chinese banks, the proper procedural requirements prescribed by Chinese law must be met. At the same time, Chinese companies are also required to sell their foreign exchange earnings to authorized Chinese banks and the purchase of foreign currencies for capital account transactions still requires prior approval of the Chinese government. This type of heavy regulation by the Chinese government of foreign currency exchange restricts certain of our business operations, and a change in any of these government policies could further negatively impact our operations. In addition, appreciation or depreciation in the value of the Renminbi to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations.
Very limited hedging instruments are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to use some hedging instruments in the future, the availability and effectiveness of these hedges may be limited and we may not be able to successfully hedge our exposure at all. In addition, our currency exchange losses may be magnified by Chinese exchange control regulations that restrict our ability to convert Renminbi into foreign currency.
We may have limited legal recourse under Chinese law if disputes arise under our contracts with third parties.
The Chinese legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedential value. In 1979, the Chinese government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past 30 years has significantly enhanced the protections afforded to various forms of foreign investment in China. However, Chinese laws, regulations and legal requirements are constantly changing, and their interpretation and enforcement involve uncertainties. These uncertainties could limit the legal protections available to us and our foreign investors, including you. In addition, we cannot predict the effect of future developments in the Chinese legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws.
The Chinese government has enacted some laws and regulations dealing with matters such as corporate organization and governance, foreign investment, commerce, taxation and trade. However, their experience in implementing, interpreting and enforcing these laws and regulations is limited, and our ability to enforce commercial claims or to resolve commercial disputes is unpredictable. Our current business operations may be subject to the implementation, interpretation and enforcement of China’s laws by courts or governmental agencies. The resolution of any such matters may be subject to the exercise of considerable discretion by agencies of the Chinese government, and forces unrelated to the legal merits of a particular matter or dispute may influence their determination. Any rights we may have to enact specific performance, or to seek an injunction under Chinese law, are severely limited, and without a means of recourse by virtue of the Chinese legal system, we may be unable to prevent these situations from occurring. The occurrence of any such events could have a material adverse effect on our business, financial condition and results of operations.
Our business may be adversely affected by Chinese government regulations.
Growth of the solar energy market, particularly for on-grid applications, depends largely on the availability and size of government subsidies and economic incentives. Before the Chinese government’s subsidies and economic incentives for on-grid and off-grid solar energy applications are determined, we are not able to predict the future growth, if any, in demand for our products. Globally speaking, the growth of many large solar markets, including Germany, Spain and the United States, depends in part on the availability and amounts of government subsidies and economic incentives. In China, the solar market is still in the early development stage and the Chinese government subsidies policies or other incentive programs have not been clearly specified. Although we discern a trend towards emerging incentive policies, including special government funding and tax write-off from local governments, significant uncertainty still exists. The Chinese government may decide to reduce or eliminate any of these economic incentives for political, financial or other reasons. Any reduction or elimination of such subsidies or incentives may have a materially adverse impact to the overall market and our revenues.

Risks Associated with Investing in Our Common Stock.
Stock prices of technological-related companies, particularly companies with business operations primarily in China, have fluctuated widely in recent years, which could result in substantial losses to investors.
Our stock price has been and may continue to be volatile.
Our stock price is volatile and has ranged from a per-share high of US$9.45 to a low of US$1.19 during the period from January 1, 2008 to May 29, 2009. On May 29, 2009, the closing price of our common stock was US$2.38 per share. Factors such as variations in our revenue, earnings and cash flow, announcements of new investments, cooperation arrangements or acquisitions, and fluctuations in market prices for our services and products could cause the market price of our common stock to change substantially. In addition, many factors that we cannot control affect our stock price, including the global financial market and the confidence of the investment community. Any of these factors may result in large and sudden changes in the volume and price at which our common stock trades. There is no assurance that these factors will not occur in the future.
There have been historical deficiencies with our internal controls, and there remain areas of our internal controls that require improvement. If we fail to maintain an effective system of internal control, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our common shares may be adversely impacted.
We are subject to reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or SOX, adopted rules requiring every public company to include a management report on its internal controls over financial reporting in its annual report containing management’s assessment of the effectiveness of its internal controls over financial reporting. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of the company’s internal controls over financial reporting. Our management may conclude that our internal controls over our financial reporting are not effective. Moreover, even if our management concludes that our internal controls over financial reporting are effective, our independent registered public accounting firm may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed or operated, or if it interprets the relevant requirements differently from us.
As of December 31, 2008, our company’s disclosure controls and procedures were not effective because management has identified certain material weaknesses in our internal control over financial reporting, which are described in more detail in Item 15T “Controls and Procedures.” We plan to continue to take additional steps to improve our internal and disclosure controls to meet the deadline for compliance with the requirements of Section 404 of the Sarbanes-Oxley Act. and have engaged a consulting firm experienced in handling compliance with the requirements of SOX. However, if we are unable to implement solutions to deficiencies in our existing internal and disclosure controls and procedures, or if we fail to maintain an effective system of internal controls in the future, we may be unable to accurately report our financial results or prevent fraud and as a result, investor confidence and the market price of our common shares may be adversely impacted. Furthermore, we anticipate that we will incur considerable costs and devote significant management time and efforts and other resources to comply with Section 404 of SOX.
Any failure on our part to maintain adequate internal controls may result in an adverse reaction in the financial marketplace and/or a loss of investor confidence in the reliability of our consolidated financial statements. We could also become subject to regulatory investigations and sanctions by regulators such as the Securities and Exchange Commission. We may also be required to incur greater than expected costs to improve our internal control processes. All of these factors could materially and adversely affect our business.
The sale or availability for sale of substantial amounts of our common stock could adversely affect their market price.
In September 2008, we issued to investors an aggregate of 498,338 shares of common stock, Series A Warrants to purchase up to an additional 249,170 shares of common stock and Series B Warrants to purchase up to an aggregate amount of 1,277,136 shares of common stock contingently upon incurrence of price reset protection and dilutive subsequent issuance. In April 2008, one of our wholly owned subsidiaries, China Green Holdings, Ltd., issued a US$10.0 million convertible note to an investor. We guaranteed the obligations of China Green Holdings, Ltd, under the convertible note, which at the election of the holder thereof is exchangeable for shares of our common stock. We may require additional cash resources due to changes in business conditions or other future developments, and we may need to obtain additional funds through issuance by our company or by one or more of our subsidiaries of new equity or debt. The sale of additional equity or convertible debt securities could result in substantial dilution to our shareholders. Sales of substantial amounts of our common stock or convertible debt securities in the future, or the perception that these sales could occur, could adversely affect the market price of our common stock and could materially impair our future ability to raise capital through offerings of our common stock or convertible debt securities.

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
As a foreign private issuer for purposes of U.S. securities laws, we are not subject to certain rules promulgated by Nasdaq that other Nasdaq-listed issuers are required to comply with.
Our common shares are currently listed on the Nasdaq Capital Market and, for so long as our securities continue to be listed, we will remain subject to the rules and regulations established by Nasdaq applicable to listed companies. As permitted under Nasdaq rules applicable to foreign private issuers, we are exempt from compliance with the following Nasdaq rules:
•	our independent directors do not hold regularly scheduled meetings in executive session;

•	the compensation of our executive officers is not determined by an independent committee of the board or by the independent members of the board of directors, and our CEO may be present and participate in the deliberations concerning his compensation;

•	related party transactions are not required to be reviewed or approved by our audit committee or other independent body of the board of directors; and

•	we are not required to solicit shareholder approval of stock plans (including those in which our officers or directors may participate), stock issuances that will result in a change in control, the issuance of our stock in related party transactions or other transactions in which we may issue 20% or more of our outstanding shares or below market issuances of 20% or more of our outstanding shares to any person.
As of the date of this Annual Report on Form 20-F, we have partially complied with the foregoing rules and we may voluntarily comply with one or more of the foregoing provisions in the future.
Some information about us may be unavailable due to exemptions under the U.S. Securities Exchange Act of 1934, or the Exchange Act, for a foreign private issuer.
We are a foreign private issuer for purposes of U.S. securities laws. As such, we are exempt from certain provisions applicable to United States domestic public companies, including:
•	the rules under the Exchange Act requiring the filing with the Securities and Exchange Commission, or SEC, of quarterly reports on Form 10-Q or current reports on Form 8-K;

•	the provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

•	the provisions of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and

•	the provisions of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.
Because of these exemptions, investors are not provided with the same information which is generally available about domestic public companies organized in the United States.
Item 4. Information on the Company
A. History and development of the Company.
Our legal and commercial name is China Technology Development Group Corporation, and our company is often referred to as CTDC. Our company was formerly known as Tramford International Limited, and we changed our name to China Technology Development Group Corporation in November 2005. Our registered office is located at P.O. Box 71, Craigmuir Chambers, Road Town, Tortola, British Virgin Islands, where only corporate administrative matters are conducted through our registered agent, Harneys Corporate Services Limited. Our principal executive office is located at Unit 1903, 19/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central, Hong Kong, and our telephone number is (852) 31128461. Our primary internet website is www.chinactdc.com.
Our company was incorporated as an International Business Company under the laws of the British Virgin Islands on September 19, 1995. We previously owned, through our wholly owned Hong Kong subsidiaries, Jing Tai Industrial Investment Company Limited which was subsequently renamed BHL Solar Technology Company Limited, BHLHK, and Jolly Mind Company Limited, or Jolly Mind, a 95% equity interest in each of Linyi Baoquan Bathtub Company Limited, or Baoquan, and Linyi Xinhua Building Ceramics Company Limited, or Xinhua. We refer to Baoquan and Xinhua together as the Disposed Operations. The Disposed Operations were Sino-foreign equity joint ventures incorporated under the laws of China. A wholly owned subsidiary of BHLHK, Beijing Taigong Sanitary Wares Company Limited, or Taigong, was also incorporated in Beijing in 1997 under the laws of China as the administrative and sales support office of our Disposed Operations.
Pursuant to a sale and purchase agreement entered into by BHLHK, Shandong Linyi Industrial Enamel Joint Stock Company, or Linyi Industrial, Jolly Mind and Shandong Luozhang Group Company, or Shandong Luozhang, on July 2, 1999, BHLHK sold its 60% interests in each of the Disposed Operations to Shandong Luozhang for cash consideration of Rmb28 million. Pursuant to a share purchase agreement dated July 2, 1999 entered into between our company and Linyi Industrial, we sold all of our interest in Jolly Mind, which owned a 35% interest in each of the Disposed Operations, to Linyi Industrial in exchange for 1,952,291 shares of our common stock which was held by Linyi Industrial. Taigong was voluntarily dissolved in March 2000.
On June 30, 2000, Jingle Technology Co., Ltd., or Jingle, our wholly owned subsidiary incorporated in the British Virgin Islands, entered into an agreement with China Internet Technology Co., Ltd., or China Internet, and Great Legend Internet Technology and Service Co., Ltd., or Great Legend, to acquire all outstanding shares of BHL Networks Technology Co. Ltd., or BHLNet, a company incorporated under the laws of the Cayman Islands, which owns a 76% interest in Beijing BHL Networks Technology Co. Ltd., or BBHL, a company incorporated under the laws of China.
On October 31, 2005, we acquired from Beijing Holdings a 51% equity interest China Natures Technology Inc., or CNT, and on December 22, 2005, we exercised an option to acquire from Beijing Holdings the remaining 49% equity interest of CNT. As a result, CNT became a wholly owned subsidiary of our company. CNT owned a approximately 71% interest in Zhejiang University (Hangzhou) Innoessen Bio-technology Inc., or Zhejiang Innoessen, the head office of CNT’s research and development and sale and marketing functions. CNT was incorporated in the British Virgin Islands on January 28, 2003. CNT, Zheijiang Innoessen and Anji Bio were principally engaged in the development, manufacturing and marketing of a series of nutraceutical products utilizing bio-active components of bamboo.
Commencing in February 2006, we had a dispute with the then general manager and the minority shareholders of Anji Bio, or Anji Buyers, regarding its future development strategy. Consequently, Zhejiang Innoessen entered into a memorandum with Anji Buyers on July 27, 2006, which we refer to as the Anji Memorandum, pursuant to which our entire interest in Anji Bio held by Zhejiang Innoessen would be sold to Anji Buyers. The disposal of Anji Bio was not completed by September 30, 2006, which as the original completion date set forth in the Anji Memorandum, due to difference in interpretation of settlement terms between our company and the Anji Buyers. During the fourth quarter of 2006, we continued to negotiate with the Anji Buyers on settlement terms. However, the Anji Buyers refused to cooperate with us again in executing the Anji Memorandum. In view of the fact that we could not exert operational and financial control over Anji Bio and the fact that the property, plant and equipment had been idle for a long time without regular and proper maintenance, on December 29, 2006 our management decided to abandon Anji Bio and discontinue our nutraceutical operation. See Note 5 to our consolidated financial statements included in this Annual Report for additional information regarding the disposal and discontinued operations. Our management approved the disposal of our nutraceutical operations on April 23, 2007.
China Biotech has been the largest single shareholder of our company since January 12, 2007. In 2007, our company was restructured to engage in the business of developing and manufacturing solar energy products, which we refer to as our Solar Energy Operations, and exited the Nutraceutical Operations:
      On April 27, 2007, we entered into a sale and purchase agreement with Win Horse Investments Limited, or Win Horse, to dispose of our entire interest in CNT for cash consideration of HK$10 million. The agreement was subsequently terminated due to the fact that we received no payment from Win Horse. On December 18, 2007, we entered into a sale and purchase agreement with Total Trump Limited, or Total Trump, an independent party, to dispose of our entire interest in CNT for consideration of HK$10 million and we received a deposit of HK$1 million on the same date. As of December 31, 2007, Total Trump was legally entitled to all rights, titles and interests of CNT. In April 2008, Total Trump informed us of its financial inability to settle the remaining balance of the consideration amount of HK$9 million, or the Unpaid Consideration, on or before June 30, 2008 as required under the sales and purchase agreement. China Biotech Holdings Limited, or China Biotech, our company’s major shareholder, signed a memorandum with our company to commit additional resources, on an unconditional best efforts basis, to streamline our core business to the solar energy business. In addition, China Biotech agreed to assume all payment obligations of the Unpaid Consideration due from Total Trump by entering into an Assignment Agreement with Total Trump on May 8, 2008. The Unpaid Consideration assumed by the China Biotech was fully paid on June 16, 2008. Our management considered the above transactions as two separate transactions provided that it was related to the same disposed business unit due to the fact that Total Trump and China Biotech were two separate parties. The HK$1 million deposit received from Total Trump was considered as forfeited by Total Trump. The HK$9 million received from China Biotech on June 16, 2008 was recorded as shareholders’ contribution in the additional paid-in capital in shareholders equity for the fiscal year ending December 31, 2008. The additional paid-in capital did not have any dilutive effect on our shareholders.
      On December 10, 2007, we completed the acquisition of the entire equity interests in Faster Assets Limited, or Faster Assets, from China Biotech. Faster Assets is a company incorporated under the laws of British Virgin Islands, which owns a 100% equity interest in China Merchants Zhangzhou Development Broad Shine Solar Technology Ltd., or Broad Shine, which was incorporated in China to enter the Solar Energy Operations. We refer to Faster Assets and Broad Shine together as the Faster Group. In return, we issued 782,168 common shares and 1,000,000 preferred shares to China Biotech as consideration valued at Rmb20.7 million. Prior to the acquisition, Faster Group had no business activities and its major assets and liabilities were cash of Rmb5.78 million, plant of Rmb16.70 million, land use right of Rmb4.00 million and balance due to a related party of Rmb5.78 million. Accordingly, this transaction has been accounted for as an acquisition of assets.
In April 2008, our Board of Directors decided to discontinue certain non-operational BVI subsidiaries in order to focus on our current solar business. On April 21, 2008, we disposed of Green Energy Industry Ltd., including its subsidiaries Fullwing Ltd. and Margot Ltd., to Harvest Time International Holdings Ltd., an independent third party, for a cash consideration of HK$10,000. China Green Food Investment Ltd., Wellknown Ltd. and Green China Club Ltd., which have no business operation and act merely as holding vehicles, are struck off according to the board resolution on April 15, 2008(see note*).
On December 29, 2008, we entered into a sale and purchase agreement to sell our wholly-owned subsidiary Jingle and its subsidiaries, BHLNet and BBHL, to Sentron Enterprises Limited, an independent party, for cash consideration of HK$0.2 million. Upon the completion of the transaction on February 16, 2009, we had disposed all of our non-core business and concentrate all of our resources on the strategic expansion in the solar business.
Note*: Under the BVI International Business Act, an inactive private company may apply to the Registrar to be struck off the Register. If the company is struck off continuously for more than ten years, it will be deemed to have been dissolved, provided that within the ten-year period creditors or others can apply for the restoration of the company to the Register.

The following diagram illustrates our corporate and share ownership structure as of the date of this Annual Report:
B. Business overview.
Company Overview
We are a provider of solar energy products and solutions in China focusing on a-Si thin-film technology. Founded in September 1995, we were formerly engaged in sanitary wares and ceramic tiles manufacturing, system integration services, network security services and related software development, and manufacturing and marketing of a series of nutraceutical products utilizing bio-active components of bamboo. In 2007, we decided to pursue a different line of business principally engaging in the development of eco-friendly technologies and products, which we refer to as the green industry. In September 2007, we entered into the solar industry by manufacturing SnO2 solar base plates, which are a type of transparent conductive oxide, or TCO, glass. TCO glass is a key component of thin-film solar cells. Our company is headquartered in Hong Kong with production and distribution facilities, together with research and development capability, strategically located in China Merchants Zhangzhou Development Zone, Fujian Province, Southern China.
Business Strategy
Our strategic business goal is to become a leading renewable energy application solution provider by focusing our business on the solar sector. We intend to achieve our strategic business goal primarily through the following strategies:
•	Capitalize upon future growth of solar market in China. Since 2008, we have devoted our resources to developing solar application projects in China. The People’s Republic of China, or PRC, government has supported solar power electricity generation through a variety of recent policy measures, such as national subsidies to BIPV systems announced by the Ministry of Finance on March 26, 2009. We believe these measures will stimulate the growth of the solar market in China. We plan to continue to devote our financial, human and technical resources to develop BIPV systems and solar plants in the Chinese market in 2009.

•	Improve manufacturing technology and process through continuous innovation. We have established a technical engineering team with strong research and development capabilities. We commenced our initial production of SnO2 TCO in September 2008 and have filed an application with the national patent offices in China for a proprietary technology that we utilized in key equipment of our TCO glass production line. In 2009, we plan to continue to devote substantial resources to our research and development efforts in order to optimize our manufacturing technology and processes with emphasis on improving our throughput, efficiency and product performance.

•	Leverage our access to low cost resources to reduce manufacturing and operating costs while providing reliable solar products and services. As a China-based solar company, we believe that we enjoy cost advantages, including convenient access to low-cost technical expertise, labor, land and facilities, over some of our competitors. In response to the impact posed by the global economic environment, we plan to leverage our competitive cost advantage to further reduce our manufacturing and operating costs while continuing to provide reliable solar products and services.

•	Expand our customer base and develop our solar markets. We intend to expand the customer base for our solar business both within and outside China. Our marketing and sales strategy is based on the formation of strategic relationships with key partners, including thin film solar modules manufacturers and distributors. We believe that we have the potential to ultimately serve as a provider of high value-added solar products and solutions to our strategic partners.
Sales and Marketing
We sell our SnO2 TCO base plates through our direct sales personnel. Our target customers are primarily producers of a-Si thin film modules in China. Our marketing programs include solar exhibitions, electronic commerce, technology seminars and public relations campaigns. If we realize the full production capacity of our first TCO glass production line and expand our manufacturing capacity in 2009, we anticipate developing customer relationships in the Chinese market and other geographic regions to enlarge our sales.
Seasonal sales
We are not subject to seasonal fluctuations in sales.
Source of raw materials
Our manufacturing process uses approximately seven types of raw materials to produce a SnO2 TCO base plate. Of these raw materials, the following four are critical to our manufacturing process: float glass, SnCl4, CH3OH and nitrogen gas. We believe that all of these raw materials can be purchased on the open market in China at competitive prices.
Description of Products and Services
We are a provider of solar energy products and solutions in China focusing on amorphous silicon (a-Si) thin film technology. On September 7, 2007, we announced our new business strategy of entering the thin film solar energy business by purchasing four SnO2 TCO base plates production lines from China Solar Energy Group Limited. SnO2 TCO base plates are a type of transparent conductive oxide substrate, which is used as a key top electrode of amorphous thin film solar modules to help trap light into the amorphous silicon layer and maximize its efficiency. We commenced the initial commercial production of SnO2 CTC base plates in December 2008 at our facility located in China Merchants Zhangzhou Development Zone, Xiamen Bay, China. Our SnO2 TCO base plate is 4 feet in length and 2 feet in width, and has a number of benefits, such as high transmission, good conductivity and high haze to meet international standards.

A typical SnO2 TCO base plate manufacturing process is illustrated as follows:
Intellectual Property
In September 2007, China Merchants Zhangzhou Development Zone Trenda Solar Ltd., or Zhangzhou Trenda, a wholly owned subsidiary of the Group, entered into a cooperation contract with China Solar Energy Group Limited, or China Solar, an independent third party, to purchase four SnO2 solar base plates production lines for an aggregate price of US$8.0 million. In December 2007, the first SnO2 solar base plate production line has shipped to Zhangzhou Trenda. Pursuant to the cooperation contract, we agreed to purchase not less than 30 SnO2 production lines from China Solar within three years, and China Solar agreed to grant an exclusive license to use intellectual property rights and know-how relating to the contract equipment and the contract products for a term of 10 years.
In manufacturing our solar products, we use know-how available in the public domain as well as unpatented know-how developed in-house. We rely on a combination of trade secrets and employee contractual protections to establish and protect our proprietary rights. We believe that many elements of our solar products and manufacturing processes involve proprietary know-how, technology or data that is not coverable by patents or patent applications, including technical processes, equipment designs and procedures. We have taken security measures to protect these elements. Substantially all of our research and development personnel have entered into confidentiality and proprietary information agreements with us. These agreements address intellectual property protection issues and require our employees to assign to us all of the inventions, designs and technologies they develop during the course of employment with us.
The Group has not been subject to any material intellectual property claims.
Competition
The global market for TCO glass substrate is largely controlled by Asahi Glass Co, Ltd. and NSG Group, and the majority of a-Si thin film solar modules producers buy TCO glass from these two manufacturers. Several other companies have announced plans to expand into the TCO glass sector, including as Xinyi Glass Holding Limited and CSG Holding Co., Ltd. We will face competition from all of these companies.
As we plan to develop solar plant projects and expect to offer solar electricity solutions to electric grids, we also expect to face competition from other providers of renewable energy solutions, including developers of photovoltaic, solar thermal and concentrated solar power systems and developers of other forms of renewable energy projects.
Regulation
The most significant regulations or requirements that affect our business activities in China and our shareholders’ right to receive dividends and other distribution from us are summarized below.
      Renewable Energy Law and Other Government Directives
In February 2005, China enacted its Renewable Energy Law, which became effective on January 1, 2006. The Renewable Energy Law sets forth the national policy to encourage and support the development and use of solar and other renewable energy and the use of on-grid generation. It authorizes the relevant government authorities to set favorable prices for the purchase of electricity generated by solar and other renewable power generation system.

The law also sets forth the national policy to encourage the installation and use of solar energy water-heating systems, solar energy heating and cooling systems, solar photovoltaic systems and other solar energy utilization systems. In addition, the law provides financial incentives, such as national funding, preferential loans and tax preferences for the development of renewable energy projects.
In January 2006, the PRC National Development and Reform Commission promulgated two implementation directives with respect to the Renewable Energy Law. These directives set forth specific measures relating to pricing of electricity generated by solar and other renewal power generation systems and sharing by all utility end-users of certain costs incurred by solar and other renewal power
      Environmental Regulations
We are subject to a variety of governmental regulations related to the storage, use and disposal of hazardous materials. The major environmental regulations applicable to us include the PRC Environmental Protection Law, the PRC Law on the Prevention and Control of Water Pollution, the PRC Implementation Rules of the Law on the Prevention and Control of Water Pollution, the PRC Law on the Prevention and Control of Air Pollution, the PRC Law on the Prevention and Control of Solid Waste Pollution and the PRC Law on the Prevention and Control of Noise Pollution.
     Restriction on Foreign Investments
The principal regulation governing foreign ownership of solar power business in China is the Foreign Investment Industrial Guidance Catalogue, effective as of January 1, 2005. Under this guidance, the solar power business is listed as an industry with foreign investments permitted.
      Tax
The Company is a tax exempted company incorporated in the British Virgin Islands. The Company’s subsidiaries incorporated in Hong Kong and PRC are subject to Hong Kong Profits Tax and Foreign Enterprise Income Tax in the PRC, respectively.
The Company’s subsidiaries incorporated in Hong Kong are taxed at a rate equal to 16.5% on their assessable profits arising in or derived from Hong Kong. For those Hong Kong subsidiaries which generate PRC sourced income, PRC income tax should still be payable on the assessable profits at a rate equal to 25%.
On March 16, 2007, the National People’s Congress adopted the Enterprise Income Tax Law, or New Income Tax Law, which became effective on January 1, 2008 and replaced the previous separate income tax laws for domestic enterprises and foreign-invested enterprises (including PRC subsidiaries of our company) by adopting a unified income tax rate of 25% for most enterprises. In accordance with the implementation rules of the New Income Tax Law, the preferential tax treatments previously granted to various of the Group’s PRC entities will not continue and those subsidiaries will be subject to the statutory 25% tax rate. The 25% tax rate has been used in the calculation of the Group’s deferred tax balances, except for Shenzhen Helios Energy. The tax rate for Shenzhen Helios Energy was 18% in 2008 and will increase to 20% in 2009, 22% in 2010, 24% in 2011 and 25% in 2012. Among our PRC subsidiaries, only Zhangzhou Trendar Tech obtained the preferential tax treatment that it will be fully exempt from the PRC enterprise income tax for two years starting from the year 2008, followed by a 50% tax exemption for the next three years. (“tax holidays”)
Since all our PRC subsidiaries have an accumulated deficit at December 31, 2008, no provision for PRC dividend withholding tax has been made. Upon distribution of any future earnings in the form of dividends or otherwise in the future, the Group would be subject to the applicable PRC tax laws and regulations.
The Group adopted FASB Interpretation No, or FIN, 48 “Accounting for Uncertainty in Income Taxes” on January 1, 2007. The adoption of FIN48 did not have material impact on the Group’s financial position and results of operations and cash flows on adoption and during the year ended December 31, 2007. The Group concluded that it has no additional material uncertain tax positions as of December 31, 2008. The Group classifies interest and/or penalties related to unrecognized tax benefits as a component of income tax provisions; however, as of December 31, 2007 and 2008, there were no interest and penalties related to uncertain tax positions, and the Group had no material unrecognized tax benefit which would favorably affect the effective income tax rate in future periods. The Group does not anticipate any significant increases or decreases to its liability for unrecognized tax benefits within the next twelve months. For PRC subsidiaries, the years 2000 to 2008 remain subject to examination by the PRC tax authorities. For BHLHK, the year 2008 remains subject to examination by the HK tax authorities.
C. Organizational structure.
The following table set forth the details of our significant subsidiaries as at the date of this Annual Report:

		Country of	Ownerships
Name	Function	Incorporation	Interests	Direct Parent
BHL Solar Technology Company Limited, or BHLHK (formerly named as BHL Networks Technology Co., Ltd.)	cash management vehicle	Hong Kong	100%	Company

Shenzhen Helios New Energy Technology Limited, or Shenzhen Helios Energy (formerly named as Shenzhen Innoessen Biotech Inc.)	management, sale and marketing office in southern China	China	100%	Southwick International Ltd

China Merchants Zhangzhou Development Zone Trenda Solar Ltd., or Zhangzhou Trenda	manufactures SnO2 solar base plates	China	100%	Trenda International Ltd

China Merchants Zhangzhou Development Zone Trendar Solar Tech Ltd., or Zhangzhou Trendar Tech	manufacturing base and quality control center	China	100%	Sinofield Group Ltd

China Merchants Zhangzhou Development Zone Broad Shine Solar Technology Limited, or Broad Shine	owns a five-story plant as our manufacturing site and other properties at China Merchants Zhangzhou Development Zone in China	China	100%	Faster Assets
D. Property, plants and equipment.
Our principal executive office is located at Unit 1903, 19/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central Hong Kong. Our two-year lease for this property commenced March 16, 2009 and terminates on March 15, 2011. Our monthly rent for this property is Rmb26,582, and we occupy 1,354 square feet of space.
Our former principal executive office was located at Unit 1712-13, Tower 1, Admiralty Centre, No. 18 Harcourt Road, Hong Kong. Our two-year lease for this property commenced March 20, 2007 and terminated on March 31, 2009. Our monthly rent for this property was Rmb68,000, and we occupied 2,340 square feet.
In June 2007, we formed Zhangzhou Trenda to manufacture and develop renewable energy products in China. On December 10, 2007, we entered into a sale and purchase agreement with China Biotech to acquire the entire equity interest of Faster Assets held by China Biotech for consideration of Rmb20.7 million consisting of 782,168 shares of our common stock and 1,000,000 shares of our Series A Preferred Stock. Faster Assets owns 100% of the equity interest of Broad Shine, which owns a five-story plant at China Merchants ZhangZhou Development Zone in China. The total area for the production base is 11,895 square meters, which is primarily occupied by our solar energy operations.
We believe that our physical facilities are adequate to conduct our business for the next 12 months. We have not, to our knowledge, violated any environmental laws, ordinances or regulations, and believe that all of our operations comply with applicable environmental laws.
Item 4A. Unresolved Staff Comments
Not Applicable.

Item 5. Operating and Financial Review and Prospects
MANAGEMENT’S DISCUSSION AND ANALYSIS
The following discussion of the Group’s financial condition and results of operations should be read in conjunction with the consolidated financial statements and related notes thereto included in this Annual Report. The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include, but are not limited to, risks and uncertainties described in Item 3.D “Risk Factors”.
All financial data referred to in the following discussion have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). Results of operations for the years ended December 31, 2006, 2007 and 2008 refer to our audited consolidated results.
Critical accounting policies and estimates
US GAAP requires that we adopt accounting policies and make estimates that our management believes are appropriate under the circumstances for the purposes of providing a true and fair view of our results of operations and financial condition. Our significant accounting policies are set forth in Note 2 to our consolidated financial statements. Different policies, estimates and assumptions in critical areas could lead to materially different results. Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties and potentially result in materially different results under different assumptions and conditions. We believe the following critical accounting policies may be affected by our judgments and estimates used in the preparation of these consolidated financial statements.
Revenue recognition
Revenues arise from product sales and the rendering of services. Revenue is recognized when all of the following criteria are met: (i) persuasive evidence of an arrangement exists; (ii) delivery has occurred or services have been rendered; (iii) the sellers’ price to the buyer is fixed or determinable and (iv) collectability is reasonably assured. Specifically, product sales represent the invoiced value of goods, net of discounts, supplied to customers. Revenues from product sales are recognized upon delivery to customers and when title has been passed. Rendering of services represents fees charged on the provision of information technology and network security consulting services. Fees on such services are subject to acceptance and are recognized upon the completion of the underlying services, the receipt of customer’s acceptance and when collectability of the fees is reasonably assured.
Impairment on available- for- sales securities
According to Statement of Financial Accounting Standards (“SFAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, the Group reviews its investment in available-for-sale securities (“AFS securities”) for potential impairment based on: the length of the time and extent to which the market value has been below cost; the financial condition and near-term prospects of the issuer of AFS securities; and its intent and ability to retain AFS for a period of time sufficient to allow for any anticipated recovery in market value. If it is determined that the impairment is other than temporary, an impairment loss will be recognized in earnings equal to the difference between the investment’s cost and its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value of the investment becomes the new cost basis of the investment and will not be adjusted for subsequent recoveries in fair value. During the year ended December 31, 2008, impairment on AFS securities of Rmb15,213 was recognized in the consolidated statements of operations.
Impairment or disposal of long lived assets
According to SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, long-lived assets are included in impairment evaluations when events and circumstances exist that indicate the carrying amount of these assets may not be recoverable. The Group reviews its long-lived assets for potential impairment based on a review of projected undiscounted cash flows associated with these assets. Measurement of impairment losses for long-lived assets that the Group expects to hold and use is based on the estimated fair value of the assets. Impairment of property, plant and equipment of RMB 2,989 was recognized for the year ended December 31, 2006, and no impairment charge was recognized for the years ended December 31, 2007 and 2008.
Long-lived assets to be disposed of are stated at the lower of fair value less cost to sell or carrying amount. Expected future operating losses from discontinued operations are recorded in the periods in which the losses are incurred.

Investment in securities
Investment in securities comprises of available-for-sale equity securities with readily determinable fair value which are carried at fair value, with unrealized gains or losses, if any, reported, net of tax, in other comprehensive income (loss). The cost of securities sold or the amount reclassified out of comprehensive income into earnings is determined based on a specific identification basis.
Research and development costs
Research and development (“R&D”) costs are incurred in the development of the new products and processes, including significant improvements and refinements to existing products. R&D costs are expensed as incurred.
Stock-based compensation
The Group grants stock options to its employees and certain non-employee consultants under the Company’s stock option plans.
Effective January 1, 2006, the Group has adopted SFAS No. 123 (revised 2004) “Share-Based Payment” (“SFAS No. 123R”). This statement is a revision to SFAS No. 123 and supersedes Accounting Principles Board (“APB”) Opinion No. 25 “Accounting for Stock Issued to Employees” (“APB No. 25”). This statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services, primarily focusing on the accounting for transactions in which an entity obtains employee services in share-based payment transactions. Entities are required to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service, known as the requisite service period (usually the vesting period), in exchange for the award. The grant-date fair value of employee share options and similar instruments are to be estimated using option-pricing models. If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification.
Upon adoption, the Group applied the modified-prospective transition approach. Under the modified-prospective transition method the Group is required to recognize compensation cost for share-based awards to employees based on their grant-date fair value from the beginning of the fiscal period in which the recognition provisions are first applied as well as compensation cost for awards that were granted prior to, but not vested as of the date of adoption.
Recent accounting pronouncements
In April 2009, the FASB issued (FSP) FAS 157-4 “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” which provides guidelines for a broad interpretation of when to apply market-based fair value measurements. The FSP reaffirms management’s need to use judgment to determine when a market that was once active has become inactive and in determining fair values in markets that are no longer active. FSP FAS 157-4 is effective for interim and annual periods ending after June 15, 2009 with early adoption allowed. The Company is currently evaluating the requirement of this FSP as well as the impact of the adoption on its consolidated financial statements.
At the November 24, 2008 meeting, the FASB ratified the consensus reached by the Task Force in Issue No. 08-8 “Accounting for an Instrument (or an Embedded Feature) With a Settlement Amount That Is Based on the Stock of an Entity’s Consolidated Subsidiary” (“EITF No. 08-8”). Under EITF No. 08-8, freestanding financial instruments (or embedded features) that are indexed to, in whole or in part, the stock of a consolidated subsidiary are considered indexed to the entity’s own stock in the consolidated financial statements if (1) the requirements of Issue 07-5 are met and (2) the subsidiary is a substantive entity. EITF No. 08-8 is effective for fiscal years and interim periods beginning on or after December 15, 2008. The Company is currently evaluating the requirement of this Issue as well as the impact of the adoption on its consolidated financial statements.
In October 2008, the FASB issued FASB Staff Position FAS 157-3 “Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active” (“FSP No. 157-3”). FSP No. 157-3 clarifies the application of SFAS No. 157 in an inactive market and provides guidance on the key considerations in determining the fair value of financial instruments when the market for these instruments is not active. FSP FAS 157-3 was effective upon issuance, including prior periods for which financial statements had not been issued. The adoption of FSP FAS 157-3 did not have a material impact on the Company’s current financial position, results of operations or cash flow.

At the June 25, 2008 meeting, the FASB ratified the consensus reached by the Task Force in Issue No. 07-5 “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock” (“EIFT No. 07-5”). EITF No. 07-5 is effective for fiscal years and interim periods beginning after December 15, 2008. This Issue’s “fixed-for-fixed, plus fair value inputs” model is largely consistent with current interpretations of the phrase “indexed to an entity’s own stock”. However, in certain circumstances, EITF No. 07-5 may result in changes to those accounting conclusions and may have an impact on issuers of equity-linked financial instruments (e.g. options or forward contracts) or instruments containing embedded features (e.g. embedded conversion options in a convertible instruments) that have (1) exercise or settlement contingency provisions, (2) a strike price that is subject to adjustment or (3) a strike price that is denominated in a currency other than the entity’s functional currency. The Company is currently evaluating the requirement of this Issue as well as the impact of the adoption on its consolidated financial statements.
In June 2008, the FASB issued FASB Staff Position (“FSP”) No. EITF 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transaction Are Participating Securities” to address the question of whether instrument granted in share-based payment transaction are participating securities prior to vesting. The FSP provides guidance on the computation of earnings per share and the impact of share-based instruments that contain nonforfeitable rights to dividends or dividend equivalents. The FSP is effective for fiscal years beginning after December 15, 2008, and early application is prohibited. The Company is currently evaluating the requirement of this FSP as well as the impact of the adoption on its consolidated financial statements.
In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (“SFAS No. 162”). The statement is intended to improve financial reporting by identifying a consistent hierarchy for selecting accounting principles to be used in preparing financial statements that are prepared in conformance with US GAAP. SFAS No. 162 replaces the US GAAP hierarchy specified in the American Institute of Certified Public Accountants (“AICPA”) Statement on Auditing Standards No. 69 “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles” and was effective on November 15, 2008. The adoption of SFAS No. 162 did not have a material impact on the Company’s current financial position, results of operations or cash flow.
In May 2008, the FASB issued FSP APB14-1 “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)”. This FSP clarifies that convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement) are not addressed by paragraph 12 of APB Opinion No. 14, “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants”. Additionally, this FSP specifies that issuers of such instruments should separately account for the liability and equity components in a manner that will reflect the entity’s nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. This FSP is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years with early adoption prohibited. The Company is currently evaluating the impact that FSP APB14-1 will have on its consolidated financial statements.
In April 2008, the FASB issued FSP FAS 142-3 “Determination of the Useful Life of Intangible Assets” (“FSP FAS 142-3”). This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, “Goodwill and Other Intangible Assets”. This Statement is effective for fiscal years beginning after December 15, 2008 and interim periods which those fiscal years. Early adoption is prohibited. The Company is currently evaluating the impact of adopting FSP FAS 142-3 will have on its consolidated financial statements.
In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133” (“SFAS No. 161”). SFAS No. 161 enhances the required disclosures under SFAS 133 in order to provide the investing community additional transparency in an entity’s financial statements and to more adequately disclose the impact investments in derivative instruments and use of hedging have on financial position, operating results and cash flows. SFAS No. 161 does not change the accounting treatment for derivative instruments. SFAS No. 161 is effective for fiscal years and interim periods beginning after November 15, 2008, with early application allowed. The Company is currently evaluating the impact that SFAS No. 161 will have on its consolidated financial statements.
In September 2006, the FASB issued SFAS No. 157 “Fair Value Measurements” (“SFAS No. 157”), which provides enhanced guidance for using fair value to measure assets and liabilities. This standard also responds to investors’ requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Early adoption is permitted. FASB Staff Position No. FAS 157-2 “Effective Date of FASB Statement No. 157” delays the effective date of SFAS No. 157 for all nonrecurring fair value measurements of nonfinancial assets and nonfinancial liabilities until fiscal years beginning after November 15, 2008. The

Company adopted the provision of SFAS No. 157 for financial assets, financial liabilities and nonfinancial assets and liabilities recognized or disclosed at fair value in the consolidated financial statements. The adoption did not have a material impact on the Company’s financial position, results of operations or cash flows.
In December 2007, the FASB issued SFAS No. 160 “Noncontrolling Interests in Consolidated Financial Statements — An Amendment of ARB No. 51” (“SFAS No. 160”). This Statement amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity and should be reported as equity on the financial statements. SFAS No. 160 requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. Furthermore, disclosure of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest is required on the face of the financial statements. SFAS No. 160 is effective as of the beginning of an entity’s first fiscal year that begins after December 15, 2008. The Company is currently evaluating whether the adoption of SFAS No. 160 will have a significant effect on its consolidated financial statements.
In December 2007, the FASB issued SFAS No. 141 (revised 2007) “Business Combination” (“SFAS No. 141R”). SFAS No. 141R is relevant to all transactions or events in which one entity obtains control over one or more other businesses. SFAS 141R requires an acquirer to recognize any assets and noncontrolling interest acquired and liabilities assumed to be measured at fair value as of the acquisition date. Liabilities related to contingent consideration are recognized and measured at fair value on the date of acquisition rather than at a later date when the amounts of the consideration may be resolved beyond a reasonable doubt. This revised approach replaces SFAS No. 141’s cost allocation process in which the cost of an acquisition was allocated to the individual assets acquired and liabilities assumed based on their respective fair value. SFAS No. 141R is effective for financial statements issued for fiscal years beginning after December 15, 2008. The Company is in the process of assessing the impact of the adoption of SFAS No. 141R on its consolidated financial statements.

A. Operating results.
The following table presents selected statements of operations data for the years ended December 31, 2006, 2007 and 2008.

	(Amounts in thousands of Rmb)
	*2006	*2007	2008
	Amount	Amount	Amount
Revenues	—	—	10
Cost of sales	—	—	(20)

Gross profit (loss)	—	—	(10)
Research and development expenses	—	—	(133)
General and administrative expenses	(30,785)	(24,495)	(24,195)
Allowance for doubtful accounts	—	—	—

Operating loss	(30,785)	(24,495)	(24,338)
Interest income	182	827	79
Finance cost	—	—	(475)
(Loss) gain on disposal of available-for-sale securities	(488)	15,405	(14,049)
Impairment of available-for-sale securities	—	—	(15,213)
Dividend income from available-for-sale securities	4	58	48
Change in fair value of warrant liabilities	—	—	(1,236)
Exchange loss	—	(482)	(268)
Others income (expense), net	—	(7)	(36)
Income tax (expenses) credit	—	(390)	712

Loss from continuing operations	(31,087)	(9,084)	(54,776)
(Loss) profit from discontinued operations	(83,499)	1,973	858

Net loss for the year	(114,586)	(7,111)	(53,918)

*	Certain revenues and expenses of Jingle Group for the fiscal years ended December 31, 2006 and 2007 were reclassified to discontinued operations (see Note 5 to the consolidated financial statements).
On December 29, 2008, the Company entered into a sale and purchase agreement to sell its wholly-owned subsidiary Jingle and its subsidiaries, BHLNet and BBHL (collectively, the “Jingle Group”), to Sentron Enterprises Limited, an independent party, for cash consideration of HK$0.2 million. Upon the completion of the transaction on February 16, 2009, the Company had disposed of all of its non-core business to concentrate all of its resources on the Solar Energy Operations. During the fiscal year ended December 31, 2008, we classified Jingle Group as held for sales in accordance with SFAS No. 144. Operating results for the years ended December 31, 2006, 2007 and 2008 of Jingle Group and its subsidiaries and CNT and its subsidiaries are included in “(Loss) profit from discontinued operations”. See “Note 5 to consolidated financial statements — Disposal and discontinued operations” for further discussion. The Jingle Group is referred to as “Disposed Segment” in this discussion.
The Company, BHLHK, China Green Industry Group Ltd. (“Green Industry”), China Green Holdings Ltd. (“Green Holdings”), Sinofield Group Ltd. (“Sinofield”), Southwick International Ltd. (“Southwick”), Trenda International Ltd. (“Trenda”), Faster Assets and China Green Investment Group Ltd. (“Green Investment”) are collectively referred to as “Corporate Office” in this discussion. Zhangzhou Trendar Tech, Zhangzhou Trenda, Broad Shine and Shenzhen Helios Energy are collectively referred to as the “Solar Energy Operations” in this discussion.

Comparison of Years ended December 31, 2008, 2007 and 2006
Revenues. The Company’s Solar Energy Operations generated Rmb10,000 of revenues in 2008 from one customer. The Company entered the solar energy industry in September 2007, completed the installation of its first SnO2 thin-film base plate production line in June 2008 and completed testing of its first production line in December 2008, Accordingly, the Company generated no revenues from its Solar Energy Operations in 2007 or 2006. Revenues generated by the Company’s discontinued operations for 2008, 2007 and 2006 are included in (loss) profit from discontinued operations for each of those years.
Cost of sales. Cost of sales for the Company’s Solar Energy Operations was RMB20,000 in 2008. There were no cost of sales for the Company’s Solar Energy Operations in 2007 or 2006. Cost of Sales for the Company’s discontinued operations in 2008, 2007 and 2006 are included in (loss) profit from discontinued operations for each of those years.
Gross profit (loss). Gross profit (loss) for the Company’s Solar Energy Operations was RMB(10,000) primarily due to low prices offered to new customers to promote sales.
Research and development expenses. Research and development expenses for the Company’s Solar Energy Operations was RMB0.1 million in 2008 primarily consisting of expenses incurred from significant improvements and refinements to existing products. There were no research and development expenses for the Company’s Solar Energy Operations in 2007 or 2006.
General and administrative expenses. General and administrative expenses decreased by Rmb0.30 million, or 1.2%, from Rmb24.50 million in 2007 to Rmb24.20 million in 2008. This decrease was primarily due to a Rmb7.05 million, or 62.5%, decrease in legal and other professional fees, a Rmb1.58 million, or 49.4%, decrease in audit fees and a Rmb0.56 million, or 35.9%, decrease in travel and entertainment expenses, partially offset by an RMB7.06 million, or 136%, increase in salaries and benefits expenses, an Rmb0.01 million, or 1.03%, increase in rental expenses, and a Rmb1.66 million, or 361%, increase in depreciation expense. The decrease in legal and other professional fees resulted from (i) decrease in the corporate and securities matters and transactions, (ii) enhancement of internal personnel for corporate government, compliance and legal matters, and (iii) change of external attorney since 2007 regarding legal advice and other services. The decrease in audit fees resulted from (i) decrease in current auditor fee and (ii) decrease in number of accounting firms required to issue auditing consent. The decrease in travel and entertain expenses resulted from (i) strengthening our control over costs and expenses for employees in 2008; and (ii) recruiting more local staff in our Solar Energy Operations. The increase in salaries and benefits expense resulted from Rmb6.20 million of an additional stock-based compensation expense and an increase in headcount of our Solar Energy Operations. The increase in rental expenses resulted from increase in rental charges related to our Corporate Office. The increase in depreciation expense resulted from the purchase of additional property, plant and equipment, as well as the expansion of our Solar Energy Operations.
General and administrative expenses decreased by Rmb6.28 million, or 20.4%, from Rmb30.78 million in 2006 to Rmb24.50 million in 2007. This decrease was primarily due to a Rmb15.0 million, or 74.2%, decrease in salaries and benefits expense, partially offset by an Rmb5.28 million increase in legal and other professional fees, an Rmb1.04 million increase in travel and entertainment expenses, an Rmb1.04 increase in audit fees, an Rmb0.5 million, or 106.38%, increase in rental charges and an Rmb0.18 million increase in depreciation charges. The decrease in salaries and benefits expenses resulted from decrease in stock-based compensation recognized in 2007. The increase in legal and other professional fees resulted from (i) 400,000 warrants issued to consultants for their service rendered, (ii) Sox 404 internal control consulting service, (iii) increase in legal fee in relation to corporate and securities matters and (iv) 250,000 stock options granted to consultants for their service rendered. The increase in travel and entertainment expenses resulted from frequent travel by our management relating to the establishment of our new production base in China in 2007. The increase in audit fees resulted from the change of auditor in 2007 and the increase in number of accounting firms required to issue auditing consent. The increase in rental charges resulted from the Company’s move to a bigger office. The decrease in salaries and benefits expense resulted from a decrease in stock-based compensation expense. The increase in depreciation charges resulted from an increase in property, plant and equipment relating to the incorporation of Zhangzhou Trendar Tech.
Other income (expense). Other expense for 2008 consisted primarily of: (i) Rmb14.1 million of loss on disposal of available-for-sale securities; (ii) Rmb15.2 million of impairment of available-for-sale securities; (iii) Rmb1.23 million of change in fair value of warrant liabilities and (iv) Rmb0.5 interest expenses related to overdraft from security account. Other income (expense) for 2007 consisted primarily of: Rmb15.4 million of gain on disposal of available-for-sale securities, Rmb0.48 million exchange loss on bank account denominated in Hong Kong dollars. Other expense for 2006 consisted primarily of a Rmb0.5 million loss on disposal of available-for-sale securities.

(Loss) profit from discontinued operations. Profit (loss) from discontinued operations was Rmb0.9 million in 2008, Rmb2.0 million in 2007 and Rmb(83.5) million for 2006. Profit from discontinued operations in 2008 related primarily to Jingle Group and its subsidiaries. Profit from discontinued operations in 2007 related primarily to CNT disposed of in 2007. Loss from discontinued operations in 2006 related primarily to Anji Bio disposed of in 2006.
Net loss. Net loss for 2008 was Rmb53.92 million, a increase of Rmb46.81 million, or 658.4%, from Rmb7.11 million for 2007. Net loss for 2007 was Rmb7.11 million, a decrease of Rmb107.48 million, or 93.80%, from Rmb114.59 million for 2006.
Taxation
The Company is a tax exempted company incorporated in the British Virgin Islands. The Company’s subsidiaries incorporated in Hong Kong and PRC are subject to Hong Kong Profits Tax and Foreign Enterprise Income Tax in the PRC respectively.
The Company’s subsidiaries incorporated in Hong Kong are taxed at a rate equal to 16.5% on the assessable profits arising in or derived from Hong Kong. For those Hong Kong subsidiaries which generate PRC sourced income, PRC income tax should still be payable on the assessable profits at a rate equal to 25%.
On March 16, 2007, the National People’s Congress adopted the Enterprise Income Tax Law, or New Income Tax Law, which became effective on January 1, 2008 and replaced the previous separate income tax laws for domestic enterprises and foreign-invested enterprises (including PRC subsidiaries of our company) by adopting a unified income tax rate of 25% for most enterprises. In accordance with the implementation rules of the New Income Tax Law, the preferential tax treatments previously granted to various of the Group’s PRC entities will not continue and those subsidiaries will be subject to the statutory 25% tax rate. The 25% tax rate has been used in the calculation of the Group’s deferred tax balances, except for Shenzhen Helios Energy. The tax rate for Shenzhen Helios Energy was 18% in 2008 and will increase to 20% in 2009, 22% in 2010, 24% in 2011 and 25% in 2012. Among our PRC subsidiaries, only Zhangzhou Trendar Tech obtained the preferential tax treatment that it will be fully exempt from the PRC enterprise income tax for two years starting from the year 2008, followed by a 50% tax exemption for the next three years (“tax holidays”).
Since all our PRC subsidiaries have an accumulated deficit at December 31, 2008, no provision for PRC dividend withholding tax has been made. Upon distribution of any future earnings in the form of dividends or otherwise in the future, the Group would be subject to the applicable PRC tax laws and regulations.
The Group adopted FASB Interpretation No, or FIN 48, “Accounting for Uncertainty in Income Taxes” on January 1, 2007. The adoption of FIN 48 did not have material impact on the Group’s financial position and results of operations and cash flows on adoption and during the year ended December 31, 2007. The Group concluded that it has no additional material uncertain tax positions as of December 31, 2008. The Group classifies interest and/or penalties related to unrecognized tax benefits as a component of income tax provisions; however, as of December 31, 2007 and 2008, there were no interest and penalties related to uncertain tax positions, and the Group had no material unrecognized tax benefit which would affect the effective income tax rate in future periods. The Group does not anticipate any significant increases or decreases to its liability for unrecognized tax benefits within the next twelve months. For our PRC subsidiaries, the years 2000 to 2008 remain subject to examination by the PRC tax authorities. For BHLHK, the year 2008 remains subject to examination by the HK tax authorities.
B. Liquidity and capital resources
Working capital and cash flows
We have not engaged in any form of off-balance sheet arrangement/relationships with unconsolidated entities or other persons that are reasonably likely to affect materially liquidity and the availability of or requirements for capital resources, or any trading activities that include non-exchange traded contracts accounted for at fair value. Except for the operating lease commitments and capital commitments for construction in progress and investments, as disclosed in Note 20 to the consolidated financial statements, we have no other commitments, which may cause us to make future payments under contracts.

The following table sets forth the summary for cash flows for the periods indicated:

	For the years ended December 31,
	2006	2007	2008
	Rmb	Rmb	Rmb
	(thousands)
Net cash used in operating activities	(10,197)	(17,499)	(15,131)
Net cash used in investing activities	(4,576)	(1,943)	(13,953)
Net cash (used in) provided in financing activities	(95)	37,190	18,676
Effect of exchange rate changes on cash	19	(2,317)	(668)

Net (decrease) increase in cash and cash equivalents	(14,849)	15,431	(11,076)
Cash and cash equivalents at beginning of year	18,324	3,475	18,906
Less: Cash and cash equivalents at end of year from discontinued operations	—	—	(1,060)

Cash and cash equivalents at end of year	3,475	18,906	6,770

Our cash and cash equivalents on hand as of December 31, 2008 was Rmb6.77 million, representing a decrease of Rmb12.14 million, or 64.2% from Rmb18.91 million at the beginning of the year. Our cash and cash equivalents on hand as of December 31, 2007 was Rmb18.91 million, representing an increase of Rmb15.43 million, or 443.4% from Rmb3.48 million at the beginning of the year.
      Operating activities
Net cash outflow from operating activities in 2008 was Rmb15.13 million, representing a decrease of Rmb2.37 million from an outflow of Rmb17.50 million in 2007. The decrease in net cash outflow in 2008 was primarily due to the combined affects of (i) an decrease in other liabilities and accrual expenses and (ii) an decrease in legal and professional fees.
Net cash outflow from operating activities in 2007 was Rmb17.50 million, representing an increase of Rmb7.30 million from an outflow of Rmb10.2 million in 2006. The increase in net cash outflow in 2007 was primarily due to the combined affects of (i) an increase in audit fee; (ii) an increase in legal and professional fees; and (iii) an increase in traveling expenses and entertainment expenses.
      Investing activities
Net cash outflow from investing activities in 2008 was Rmb13.95 million, representing an increase of Rmb12.01 million, or 619.07%, from a net cash outflow of Rmb1.94 million in 2007. The increase in net cash outflow in 2008, was primarily due to the payment for the purchase of property, plant and equipment.
Net cash outflow from investing activities in 2007 was Rmb1.94 million, representing a decrease of Rmb2.64 million, or 57.6%, from a net cash outflow of Rmb4.58 million in 2006. The decrease in net cash outflow in 2007, was primarily due to the combined affects of (i) prepayment of Rmb3.42 million for property, plant and equipment; (ii) purchase and sale of available-for-sale securities; and (iii) Rmb0.93 million cash receipt from the disposal of CNT.
      Financing activities
Net cash inflow from financing activities in 2008 was Rmb18.68 million, representing a decrease of Rmb18.51 million, from an inflow of Rmb37.19 million in 2007. This decrease was mainly due to the combined affects of (i) Rmb0.36 million of proceeds from the exercise of stock options during the year, (ii) Rmb9.37 million of proceeds from the issuance of common stock and warrants pursuant to a new placement of US$1.5 million that occurred on September 26, 2008 and (iii) a Rmb7.9 million contribution by China Biotech.
Net cash inflow from financing activities in 2007 was Rmb37.19 million, representing an increase of Rmb37.28 million from an outflow of Rmb0.09 million in 2006. This increase was mainly due to the combined affects of (i) Rmb7.77 million of proceeds from the exercise of stock options during the year and (ii) Rmb29.42 million of proceeds from the issuance of common stock and warrants in 2006.
As of December 31, 2008, after deducting our total liabilities from our cash and cash equivalents, we had a net cash deficit of Rmb13.62 million, representing a decrease of Rmb3.17 million from a net cash deficit of Rmb16.79 million in 2007.

Restricted net assets
Under PRC laws and regulations, there are certain restrictions on the Company’s PRC subsidiaries with respect to transferring certain of their net assets to the Company either in the form of dividends, loans or advances. Amounts restricted include paid up capital and reserves of the Company’s PRC subsidiaries with positive net assets totaling approximately Rmb24.16 million as of December 31, 2008.
Capital resources
The Company’s capital expenditures in 2006, 2007 and 2008 were Rmb1.13 million, Rmb37.91 million and Rmb7.11 million, respectively. See Note 22 to the consolidated financial statements included in this Annual Report.
We expect our capital expenditures to increase in the future as we expand our Solar Energy Operations. On April 28, 2009 the Company, China Green Industry Group Ltd. and China Green Holdings Ltd. (“CGHL”), wholly-owned subsidiaries of the Company, and CMTF Private Equity One entered into a subscription agreement. Pursuant to the subscription agreement, CGHL issued to CMTF Private Equity One a convertible note in a principal amount of US$10.0 million with three-year maturity and an interest rate equal to the Hong Kong Prime Rate (the “Convertible Note”). The Convertible Note is, at the holder’s option, either (a) convertible into the outstanding ordinary shares of CGHL or (b) exchangeable for the Company’s common stock. CGHLreceived US$10.0 million on May 12, 2009.
From time to time, we evaluate potential investments, acquisitions or divestments and may, if a suitable opportunity arises, make an investment or acquisition or conduct an investment. As a result, we may need to obtain additional funds through issuance of new equity or debt securities. We may have to seek additional financing sooner than currently anticipated, and there can be no assurance that we would be able to obtain additional financing on terms acceptable to us, or at all.
C. Research and development, patents and licenses, etc.
Our major research and development section for SnO2 production line is in Zhangzhou Trenda in Zhangzhou which owned one SnO2 base plate production line, with total annual manufacturing capacity of 80,000 plates. Our manufacturing plant is located at China Merchants Zhangzhou Development Zone in Fujian Province of the PRC. The first SnO2 solar base plate production line in the factory concluded its installation and testing in December 2008. During 2008, research and development costs were incurred in the development of the new products and processes, including significant improvements and refinements to existing products. Those R&D costs were expensed as incurred.
D. Trend information.
Except as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net sales, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.
E. Off-balance sheet arrangements.
We have no outstanding off-balance sheet arrangements. We do not engage in trading activities involving non-exchange traded contracts.
F. Tabular disclosure of contractual obligations.
The following table summarizes the Company’s contractual obligations under non-cancellable operating lease as of December 31, 2008.

Amounts in thousands
Rmb
As of December 31,
2009	471
2010	276
2011	166
2012 and thereafter	202

Total	1,115

Lease rental costs incurred by the Group for the year ended December 31, 2006, 2007 and 2008 amounted to Rmb0.76 million, Rmb1.44 million and Rmb1.51 million, respectively.
Commitments
     Capital commitments for construction in progress
     On September 7, 2007, China Merchants Zhangzhou Development Zone Trenda Solar Ltd. (“Zhangzhou Trenda”), a wholly-owned subsidiary of the Group, entered into a cooperation contract with China Solar Energy Group Limited (“China Solar”), an independent third party, to purchase the SnO2 solar base plates production lines at an aggregate price of US$8.0 million (equivalent to Rmb58.36 million) for four SnO2 production lines. Half of the price for each production lines is to be paid in accordance with each delivery. The remaining 50% payment of each production line will be made by the Group upon successful installation of the production lines as well as meeting the requirements for production. The Group’s first SnO2 solar base plant produce line shipped to Zhangzhou Trenda and concluded its installation and testing in December 2008. Due to the inherent deficiencies of the first production line, the Group and China Solar agreed to reduce the price from US$2.0 million to US$1.0 million for the first SnO2 solar base plate production line. The Group paid US$1.0 million to China Solar in 2008. As of December 31, 2008, the remaining capital commitment for construction in progress is US$6.0 million. Pursuant to the cooperation contract, Zhangzhou Trenda has the right to terminate the purchase of the remaining three SnO2 production lines in the event that the first production line fails to manufacture the products with quality satisfactory to the standard mutually agreed in the cooperation agreement.
     On October 23, 2008, Sinofield Group Limited, a wholly-owned subsidiary of the Company, entered into a provisional contract with Xinhua Gold Net International Company Limited (the “Supplier”) to purchase one Vetrogrid® Photovoltaic Production Line, including right of using its related licensed patents and proprietary technologies, technical and training service, at price of US$7.0 million. The Group paid US$0.66 million to the Supplier as deposit fund in November 2008. The production line is currently in process of test running in the plant located at Zhangzhou Development Zone. As of December 31, 2008, the remaining capital commitment for this construction in progress was US$6.34 million. Pursuant to the provisional contract, the deposit shall be refunded to the Group in the event that the production line fails to meet the agreed performance standard. Prior to conclusion of the test running mutually agreed by parties, a definitive contract regarding the purchase and sale of the production line will not be executed or delivered.
G. Safe harbor.
Forward-Looking Statement Disclosure
This Annual Report contains “forward-looking statements,” as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on our current expectations, assumptions, estimates and projections about our Company, our industry, economic conditions in the markets in which we operate, and certain other matters. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate”, “believe”, “estimate”, “expect”, “intend”, “will”, “project”, “seek”, “should” and similar expressions. Those statements include, among other things, the discussions of our business strategy and expectations concerning our market position, future operations, margins, profitability, liquidity and capital resources. These statements are subject to known and unknown risks, uncertainties and other factors, which may cause actual results or outcomes to differ materially from those implied by the forward-looking statements. Important factors that may cause actual results or outcomes to differ from those implied by the forward-looking statements include, but are not limited to, those discussed in the Item 3.D.“Risk Factors”, Item 4. B. “Business Overview” and Item 5. “Operating and Financial Review and Prospects” sections in this Annual Report. In light of these and other uncertainties, you should not conclude that the results or outcomes referred to in any of the forward-looking statements will be achieved. All forward-looking statements included in this Annual Report are based on information available to us on the date hereof, and we do not undertake to update these forward-looking statements to reflect future events or circumstances.
Item 6. Directors, Senior Management and Employees
A. Directors and senior management.
Our Board of Directors consists of eleven directors, five of whom are executive directors and six of whom are independent directors. The following table sets forth the name, age and position of each director and executive officer of our company as of the date of this Annual Report:

Name	Age	Positions with the Company

Alan Li	41	Chairman of the Board, Executive Director and Chief Executive Officer
Zhenwei Lu	38	Executive Director and Chief Operating Officer
Kang Li	41	Executive Director and Chief Investment Officer
Xu Qian	45	Executive Director and Co-Chief Executive Officer
Ju Zhang	46	Executive Director
Loong Cheong Chang (1) (3)	63	Independent Director
Xiaoping Wang	49	Independent Director
Xinping Shi (2) (3)	50	Independent Director
Yezhong Ni (1)	39	Independent Director
Weidong Wang (2) (3)	42	Independent Director
Yu Keung Poon (1) (2)	44	Independent Director
King Pak Leung	62	Chief Financial Officer

Note:

(1)	Member of the Audit Committee

(2)	Member of the Compensation Committee

(3)	Member of the Nominating Committee
Mr. Alan Li, 41, was appointed as an Executive Director on May 24, 2005. He has been our Chief Executive Officer since January 8, 2007 and our Chairman of the Board of the Directors since May 23, 2007. Prior to joining our company, he served as the Executive Director of Shun Tai Investment Limited, a company engaged in investment, merger and acquisition of hospitals and pharmaceuticals factories in China. From 2000 to 2002, Mr. Li functioned as the Executive Director and Vice President of Linchest Technology Ltd. Mr. Li has considerable experience in investment and management of conglomerate companies. His current responsibilities include strategic planning, merger and acquisition and capital market development. Mr. Li holds an MBA from Murdoch University, Australia.
Mr. Zhenwei Lu, 38, was appointed as an Executive Director on January 5, 2007 and was appointed as our Chief Operating Officer on March 26, 2007. He is also the General Manager of China Merchants Technology Co., Ltd., or CMTH, a wholly owned subsidiary of the China Merchants Group. China Merchants Group is one of the largest state-owned enterprises directly under the administration of the China State Council and has significant business operations across Hong Kong and China in real estate, energy, logistics, ports, highways, and industrial zones. Mr. Lu’s current responsibilities include assets management and operation management of our company. Mr. Lu holds a Bachelors degree from Shanghai Marine College and a Masters degree from Zhongnan University of Economics and Law.
Mr. Kang Li, 41, was appointed as our Chief Investment Officer on March 26, 2007 and was appointed as an Executive Director on May 23, 2007. Mr. Li served as Senior Manager in Investment Banking Department of China Eagle Securities Co., Ltd. in 1996, and from 1997 to 2001 he held the position of Senior Manager in Investment Banking Department of China Merchants Securities Co., Ltd. Prior to joining our company, Mr. Li was Vice President of China Science & Merchants Venture Capital Management Co., Ltd. Mr. Li qualified as PRC lawyer in 1993 and holds a Bachelors degree in Law from Fudan University and a Masters degree in Law from Xiamen University.
Mr. Xu Qian, 45, was appointed as an Executive Director on March 29, 2005 and was appointed as our Co-Chief Executive Officer on January 8, 2007. From 1986 to 1993, he worked as an economic analyst in the Statistics Bureau of the Beijing People’s Municipal Government. From 1993 to 1996, he worked as an independent auditor in Hong Kong, and from 1996 to 1998 he worked as the Project Chief Financial Officer of the TA Orient Telecommunication Co., Ltd. Since 1998, he worked as the Finance Manager of Beijing Holdings. In March 2005, he was appointed the Chief Financial Officer of Beijing Holdings and was further promoted as the Assistant General Manager of Beijing Holdings in March 2006. Mr. Qian has extensive experience in mergers and acquisitions, corporate restructuring and financial management. Mr. Qian holds a Bachelors degree in Economics from the Economics and Management Faculty of Beijing Industrial University.
Mr. Ju Zhang, 46, was appointed as an Executive Director on May 24, 2005. He previously served as Deputy Chairman of China Merchants Technology Holdings Co., Ltd. and was appointed as the Associate Professor of Chinese Academy of Medical Sciences and Peking Union Medical College, the assistant Director of Department of Research in National Committee of Science and Technology and Department of Research in Chinese Ministry of Science and Technology. Mr. Zhang holds a Bachelors degree in Energy Engineering from Tsinghua University and a Masters degree in Philosophy from the Chinese Academy of Social Sciences.
Mr. Loong Cheong Chang, 63, was appointed as an Independent Director on January 5, 2007 and became the Chairman of our Audit Committee and a member of our Nominating Committee on March 2, 2007. He previously served as a member of senior management of Orient Overseas Container Line, Ltd. and Island Navigation Corporation International Ltd., Director and General Manager of Noble Ascent Company Ltd. Hong Kong, and Chairman of Audit Committee and Independent Non-Executive Director of Guangshen Railway Company Limited. Mr. Chang is currently a Director of World Target Properties (Shanghai) Ltd. and the Director of Orient International (Shanghai) Ltd. Mr. Chang holds a Certificate of Business Management from Hong Kong Management Association.
Mr. Xiaoping Wang, 49, was appointed as an Independent Director on January 5, 2007. Mr. Wang is currently the Dean, Professor and Doctoral Tutor of School of Economics, Jiangxi University of Finance and Economics. He also serves as Independent Director of Jiangxi Ganneng Co., Ltd., Director of Association of Foreign Economics Studies in China, Vice Chairman of Youth Association of Social Science of Jiangxi Province, Managing Director of Association of Economics Studies, Jiangxi Province, and Fellow Researcher of Advisory and Consulting Committee of Jiangxi Provincial Government.
Dr. Xinping Shi, 50, was appointed as an Independent Director on July 28, 2005 and the Chairman of our Compensation Committee and Nominating Committee on March 2, 2007. Dr. Shi is holding positions as Director of Logistics Management Research Centre, Coordinator of Logistics and Supply Chain Management of the School of Business, and Associate Professor of the Department of Finance and Decision Sciences of the Hong Kong Baptist University. Dr. Shi also serves as an Independent Director of China Merchants Shekou Holdings Company Limited, a company listed on the Shenzhen Stock Exchange; and as a Director of Weboptimal International Limited, a management consulting firm. He is also Guest Professor of the College of Logistics of Beijing Normal University and Advisor of the Chamber of Hong Kong Logistics. Dr. Shi holds a Doctorate degree from Middlesex University and a Masters degree in Business Administration from Lancaster University, UK.
Mr. Weidong Wang, 42, was appointed as an Independent Director on July 28, 2005 and a member of our Compensation Committee and Nominating Committee on March 2, 2007. Mr. Wang served as the Business Representative of Henan Province in China from 1990 to 1991 and the Business Director of China National Cereals, Oils & Foodstuffs Import & Export Corporation from 1991 to 2000. Mr. Wang was appointed the Deputy General Manager of Ceroilfood Enterprises Limited, one of the foreign offices of China Business Bureau in March 2000, and his responsibilities are in charge of overseas business development and management. Mr. Wang has experience in import and export business of oil, cereal products and foodstuffs. He qualified as International Business Engineer in China in 1994 and holds a Masters degree in Public Finance from the Tianjin University of Finance & Economics and an MBA from Murdoch University, Australia.
Mr. Yu Keung Poon, 44, was appointed as an Independent Director, a member of our Compensation Committee and the financial expert of our Audit Committee on March 2, 2007. He is a Certified Public Accountant of the Hong Kong Institute of Certified Public Accountants and a fellow member of the Association of Chartered Certified Accountants in England. He is currently the Financial Controller and the Company Secretary of Jiuzhou Development Company Limited. Prior to joining Jiuzhou Development Company Limited, he worked in Ernst & Young Hong Kong in the auditing field and had assumed the accounting and financial management positions in a number of China affiliated and multinational companies. Mr. Poon holds a professional diploma in accountancy from The Hong Kong Polytechnic University and an Executive MBA degree from The Chinese University of Hong Kong.
Mr. Yezhong Ni, 39, was appointed as an Independent Director on April 28, 2005 and as a member of our Audit Committee on March 2, 2007. He is a partner of the Kingson Law Firm, one of the leading law firms in China. He has experience in legal services for bankruptcy, derivatives and financial instruments. Mr. Ni graduated from the Law School of the Peking University.
Mr. King Pak Leung, 62, was appointed as our Chief Financial Officer on November 6, 2008. Prior to joining our company, he assisted in the establishment of operations in China, Hong Kong and Taiwan by U.S.-based IT companies, including Oracle and Sybase. He previously worked as managing director of Oracle Corporation in Hong Kong and China. When he acted as chief accountant of Orix Hong Kong Corporation, Mr. Leung participated in defining the first set of accounting principles and tax rules for leasing industry. Mr. Leung holds an MBA from International Management Centre of Buckingham, UK.
There are no family relationships between the above named officers and directors. Notwithstanding that China Biotech is the major shareholder of our company, we do not have any formal agreement and arrangement with China Biotech pursuant to which the authority of direct nomination of directors into the Company’s board was granted. All of our directors are appointed and approved by resolutions passed in our annual shareholders meeting. All candidates were nominated and recommended by the Nominating Committee based on their experience and capability.
B. Compensation.
Except for Mr. Alan Li, the Chairman of our Board of Directors, who we paid HK$0.24 million in 2008 as allowance for his capacity as Chairman, we did not pay any cash compensation to other directors in 2008 in their capacity as directors.
The compensation for each member of senior management is principally comprised of base salary, allowance, discretionary bonus and other fringe benefits. The compensation that we pay to our senior management is evaluated on the basis of the following primary factors: our financial results, individual performance, market rates and movements, as well as the individual’s anticipated contribution to our company and its growth. The aggregate cash base salary, allowance and bonus compensation which we paid to all members of senior management as a group was approximately HK$2.47 million in 2008. The Mandatory Provident Fund (“MPF”) which we paid to senior management was HK$23,000 in 2008. The monthly contribution to the MPF scheme is calculated on the rules set out in the MPF Ordinance in Hong Kong, which is 5% of the relevant income of the employee with a specific ceiling.
In 2008, we granted stock options covering an aggregate of 1,120,000 shares of common stock to the following directors and executive officers as described as below:

		Number	Exercise
		Of	Price
Name	Title/Office	options	Per option	Expiration Date
			(US$)
Alan Li	Chairman, Executive Director and Chief Executive Officer	100,000	2.04	November 10, 2013 (1)
		120,000	1.79	December 30, 2013 (2)
Zhenwei Lu	Executive Director and Chief Operating Officer	80,000	2.04	November 10, 2013 (1)
		80,000	1.79	December 30, 2013 (2)
Kang Li	Executive Director and Chief Investment Officer	80,000	2.04	November 10, 2013 (1)
		100,000	1.79	December 30, 2013 (2)
Ju Zhang	Executive Director	10,000	2.04	November 10, 2013 (1)
		10,000	1.79	December 30, 2013 (2)
Xinping Shi	Independent Director	30,000	2.04	November 10, 2013 (1)
		50,000	1.79	December 30, 2013 (2)
Yezhong Ni	Independent Director	20,000	2.04	November 10, 2013 (1)
		40,000	1.79	December 30, 2013 (2)
Weidong Wang	Independent Director	20,000	2.04	November 10, 2013 (1)
		40,000	1.79	December 30, 2013 (2)
Loong Cheong Chang	Independent Director	30,000	2.04	November 10, 2013 (1)
		50,000	1.79	December 30, 2013 (2)
Yu Keung Poon	Independent Director	20,000	2.04	November 10, 2013 (1)
		40,000	1.79	December 30, 2013 (2)
Xiaoping Wang	Independent Director	10,000	2.04	November 10, 2013 (1)
		10,000	1.79	December 30, 2013 (2)
King Pak Leung	Chief Financial Officer	80,000	2.04	November 10, 2013 (1)
		100,000	1.79	December 30, 2013 (2)

Notes:

(1)	These options were granted under our 2007 Stock Option Plan pursuant to a resolution of the Compensation Committee passed on November 10, 2008. One-third of the options vest on November 10, 2009, one-third of the options vest on November 10, 2010, and the remaining one-third of the options vest on November 10, 2011.

(2)	These options were granted under our 2008 Stock Option Plan pursuant to a resolution of the Compensation Committee passed on December 30, 2008. One-third of the options vest on December 30, 2009, one-third of the options vest on December 30, 2010, and the remaining one-third of the options vest on December 30, 2011.
We have no service contracts with any of our directors or executive officers that provide additional benefits to them upon termination.
C. Board practices.
In 2008, our directors met in person or passed resolutions by written consent, 12 times. Our independent directors, without presence of our executive directors, held one meeting in executive session. No director is entitled to any severance benefits upon termination of his directorship with us. Our board of directors has concluded that Mr. Yu Keung Poon meets the criteria for an “audit committee financial expert” as established by the U.S. Securities and Exchange Commission, or SEC.
Board committees
Our Board of Directors has established an Audit Committee, a Compensation Committee and a Nominating committee, which are solely comprised of independent directors.
Audit Committee. Mr. Loong Cheong Chang, Mr. Yu Keung Poon and Mr. Yezhong Ni serve as members of the Audit Committee since March 2, 2007. According to our Audit Committee Charter, the responsibilities of the Audit Committee include the oversight of (1) the integrity of our financial statements; (2) our compliance with legal and regulatory requirements; (3) the qualification, appointment, compensation, retention and oversight of our independent auditors, including resolving disagreements between management and the auditors regarding financial reporting; and (4) the performance of our independent auditors and of our internal control function.
The Audit Committee is given the resources and assistance necessary to discharge its responsibilities, including appropriate funding as determined by the Audit Committee, unrestricted access to our personnel, documents and independent auditors. The Audit Committee also has authority, with notice to the Chairman of the Board, to engage outside legal, accounting and other advisors as it deems necessary or appropriate.
The Audit Committee is required to meet at least two times a year and may call a special meeting as required. All members of the Audit Committee are financially literate, which means having a basic understanding of financial controls and reporting, and none of them shall receive directly or indirectly any compensation from our company other than his or her directors’ fee and benefits.
Compensation Committee. Mr. Xinping Shi, Mr. Weidong Wang and Mr. Yu Keung Poon serve as members of the Compensation Committee. The Compensation Committee makes recommendations to the Board of Directors concerning salaries and incentive compensation for our officers, including our Chief Executive Officer and Chief Financial Officer, directors and employees and administers our stock option plans. Each member of the Compensation meets the independence requirements and standards established by Nasdaq rules and SEC regulations.
Nominating Committee. Mr. Xinping Shi, Mr. Loong Cheong Chang and Mr. Weidong Wang serve as members of the Nominating Committee. The purpose of the Nominating Committee is to assist the Board of Directors in identifying qualified individuals to become board members, consultants and officers of our company, in determining the composition of the Board of Directors and in monitoring a process to assess Board effectiveness. Each member of the Nominating Committee meets the independence requirements and standards established by Nasdaq rules and SEC regulations.
The electronic version of charters of the above-mentioned committees is available on our website: www.chinactdc.com.
Term of directors and executive officers
According to our amended and restated Articles of Association adopted by our shareholders at our annual general meeting held on October 19, 2007, one-third of our directors retire from office by rotation at each annual meeting of shareholders, provided that every director is subject to retirement at least once every three years. A retiring director is eligible for re-election and will continue to act as a director throughout the meeting at which he retires.
Our executive officers are elected and appointed by resolution of directors and may be removed at any time, with or without cause, by a resolution of directors.
D. Employees.
As of December 31 of the respective past three years, we had full-time employees, classified by function as follows:

	2008	2007	2006
Corporate administration	16	18	16
Finance and accounting	9	10	6
Research and developments	0	3	6
Technology and engineering	6	8	27
Sales and services	4	6	13
Manufacturing	34	3	0

Total	69	48	68

Compared to the number of employees in 2007, the increase of number of employees in 2008 was mainly due to the operation of production lines in our factories. In our solar business subsidiaries, research and development has been integrated into the department in charge of technology and engineering in 2008.
We do not have any collective bargaining agreements with our employees. None of our employees is represented by a labor union. We have never experienced any material labor disruptions and are unaware of any current efforts or plans to organize employees. We believe we maintain a good working relationship with our employees. From time to time, we also employ part-time employees and independent contractors to support our manufacturing, research and development and sales and marketing activities. We plan to hire additional employees for manufacturing and engineering as we expand our solar business.
E. Share ownership.
To our knowledge, none of our executive officers or directors owns shares of our common stock as of the date of this Annual Report. The names and titles of our executive officers and directors to whom we have granted stock options which are vested and outstanding as of the date of this Annual Report and exercisable within 60 days from the date hereof (except as noted) and the number of shares of our common stock subject to such options are set forth in the following table:

		Number	Exercise
		Of	Price
Name	Title/Office	options	Per option	Expiration Date
			(US$)
Alan Li	Chairman, Executive Director and Chief Executive Officer	75,000	1.85	September 20, 2015 (1)
		100,000	3.18	September 18, 2016 (2)
		150,000	3.13	May 23, 2012 (3)
Zhenwei Lu	Executive Director and Chief Operating Officer	40,000	1.85	September 20, 2015 (1)
		60,000	3.18	September 18, 2016 (2)
		80,000	3.13	May 23, 2012(3)
Kang Li	Executive Director and Chief Investment Officer	80,000	3.13	May 23, 2012 (3)
Xu Qian	Executive Director and Co-Chief Executive Officer	140,000	3.18	September 18, 2016 (2)
Ju Zhang	Executive Director	10,000	1.85	September 20, 2015 (1)
		10,000	3.18	September 18, 2016 (2)
Xinping Shi	Independent Director	10,000	1.85	September 20, 2015 (1)
		10,000	3.18	September18, 2016 (2)
		30,000	3.13	May 23, 2012 (3)
Yezhong Ni	Independent Director	10,000	1.85	September 20, 2015 (1)
		10,000	3.18	September 18, 2016 (2)
		10,000	3.13	May 23, 2012 (3)
Weidong Wang	Independent Director	10,000	1.85	September 20, 2015 (1)
		10,000	3.18	September 18, 2016 (2)
		10,000	3.13	May 23, 2012(3)
Loong Cheong Chang	Independent Director	30,000	3.13	May 23, 2012 (3)
Yu Keung Poon	Independent Director	20,000	3.13	May 23, 2012 (3)
Xiaoping Wang	Independent Director	10,000	3.13	May 23, 2012 (3)

Notes:

(1)	These options were granted under our 1996 Stock Option Plan and 2000 Stock Option Plan pursuant to a board resolution passed on September 20, 2005 and are fully vested.

(2)	These options were granted under our 2005 Stock Option Plan pursuant to a board resolution passed on September 18, 2006 and are fully vested.

(3)	These options were granted under our 2006 Stock Option Plan pursuant to a resolution of the Compensation Committee passed on May 23, 2007 and are fully vested.

Stock Option Plans
Our stock option plans are designed to provide incentives to our employees (including directors and officers) and to non-employee consultants and to offer an additional inducement in obtaining the services of such individuals. Our stock option plans were approved by our shareholders on the following dates:

Stock Option Plan	Date of Shareholder Approval
1996 Stock Option Plan, or the 1996 Plan	October 10, 1996
2000 Stock Option Plan, or the 2000 Plan	September 5, 2000
2005 Stock Option Plan, or the 2005 Plan	October 20, 2005
2006 Stock Option Plan, or the 2006 Plan	December 22, 2006
2007 Stock Option Plan, or the 2007 Plan	October 19, 2007
2008 Stock Option Plan, or the 2008 Plan	December 12, 2008
1996 Plan
Options to purchase an aggregate of 200,000 shares of common stock were granted under the 1996 Plan, and we will not issue additional options under the 1996 Plan. The 1996 Plan was filed as an exhibit to our Registration Statement on Form F-1 (File No. 333-6082).
2000 Plan
Options to purchase an aggregate of 400,000 shares of common stock were granted under the 2000 Plan, and we will not issue additional options under the 2000 Plan. The 2000 Plan is was filed as an exhibit to our Registration Statement on Form S-8 (File No. 333-127423).
2005 Plan
Options to purchase an aggregate of 1,000,000 shares of common stock were granted under the 2005 Plan, and we will not issue additional options under the 2005 Plan. The 2005 Plan was filed as an exhibit to our Registration Statement on Form S-8 (File No. 333-139608).
2006 Plan
Options to purchase an aggregate of 1,000,000 shares of common stock were granted under the 2006 Plan, and we will not issue additional options under the 2006 Plan. The 2006 Plan was filed as an exhibit to our Registration Statement on Form S-8 (File No. 333-147806).
2007 Plan
Eligibility
Our employees, including key employees such as officers and directors, and non-employee consultants are eligible to receive awards under the 2007 Plan.
Shares Subject to the 2007 Plan
The aggregate number of shares of common stock for which options may be granted under the 2007 Plan may not exceed 1,000,000, and such shares may consist either in whole or in part of authorized but unissued shares or treasury shares. Shares subject to an option which expires, or for any reason is cancelled or is terminated, unexercised, or which ceases for any reason to be exercisable may again become available for the grant of options under the 2007 Plan. Options to purchase an aggregate of 1,000,000 shares of common stock were granted under the 2007 Plan, and we will not issue additional options under the 2007 Plan.
Administration
The 2007 Plan is administered by the our Compensation Committee, or Committee. Subject to the express provisions of the 2007 Plan, the Committee has the authority, in its sole discretion, with respect to options, to determine, among other things: the employees, directors and consultants who are to receive options; the times when they may receive options; the number of shares to be subject to each option; the term of each option; the date each option is to become exercisable; whether an option is to be exercisable in whole, in part or in installments, and, if in installments, the number of shares to be subject to each installment; whether the installments are to be cumulative; the date each installment is to become exercisable and the term of each installment; whether to accelerate the date of exercise of any installment; whether shares may be issued on exercise of an option as partly paid, and, if so, the dates when future installments of the exercise price are to become due and the amounts of such installments; the exercise price of each option; the form of payment of the exercise price; whether to restrict the sale or other disposition of the shares acquired upon the exercise of an option and to waive any such restriction; and whether to subject the exercise of all or any portion of an option to the fulfillment of contingencies as specified in an applicable stock option contract. With respect to all options, the Committee has discretion: to determine the amount, if any, necessary to satisfy our obligation to withhold taxes; with the consent of the optionee, to cancel or modify an option, provided such option as modified would be permitted to be granted on such date under the terms of the 2007 Plan; to prescribe, amend and rescind rules and regulations relating to the 2007 Plan; and to make all other determinations necessary or advisable for administering the 2007 Plan. The Board of Directors also has the authority described above with respect to the granting of director options.
Exercise Price
The exercise price of the shares under each option is to be determined by the Committee at the time of the grant. The exercise price of the shares will be equal to the fair market value of the shares subject to such option on the date of grant.
Term
The term of each option granted pursuant to the 2007 Plan is established by the Committee, in its sole discretion, at or before the time such option is granted. Subject to early termination, an option expires five years from the date of grant. Options vest in the following manner:
(a)	33 1/3% on the first anniversary of the date of grant;

(b)	33 1/3% on the second anniversary of the date of grant; and

(c)	the remaining 33 1/3% on the third anniversary of the date of grant.
Exercise
An option (or any part or installment thereof), to the extent then exercisable, may be exercised by giving written notice to our company at our principal office. Payment in full of the aggregate exercise price may be made (a) in cash, check, or wire transfer or (b) if the applicable stock option contract at the time of grant so permits, with the authorization of the Committee, with previously acquired shares having an aggregate fair market value, on the date of exercise, equal to the aggregate exercise price of all options being exercised, or (c) with any combination of cash, check, wire transfer or shares.
The Committee may, in its discretion, permit payment of the exercise price of an option by delivery by the optionee of a properly executed exercise notice, together with a copy of his irrevocable instructions to a broker acceptable to the Committee to deliver promptly to our company the amount of sale or loan proceeds sufficient to pay such exercise price.

Termination of Relationship
Any holder of an option whose employment or relationship with our company or a subsidiary has terminated for any reason other than his death or disability may exercise such option, to the extent exercisable on the date of such termination, at any time within three months after the date of termination, but not thereafter and in no event after the date the option would otherwise have expired; provided, however, that if his employment or relationship is terminated either (a) for cause, or (b) without the consent of our company, said option terminates immediately. Options granted to employees or consultants under the 2007 Plan are not affected by any change in the status of the holder so long as he or she continues to render service to our company or a subsidiary (regardless of having been transferred from one corporation to another or a change in the capacity in which services are rendered).
Death or Disability
If an optionee dies (a) while he is an employee or consultant to our company or any subsidiary, (b) within three months after the termination of such relationship (unless such termination was for cause or without the consent of our company), or (c) within one year following the termination of such relationship by reason of disability, an option may be exercised, to the extent exercisable on the date of death, by an executor, administrator or other person at the time entitled by law to the rights of the optionee under such option, at any time within one year after death, but not thereafter and in no event after the date the option would otherwise have expired.
Any optionee whose relationship has terminated by reason of disability may exercise his option, to the extent exercisable upon the effective date of such termination, at any time within one year after such date, but not thereafter and in no event after the date the option would otherwise have expired.
Adjustments Upon Changes in Shares
Notwithstanding any other provisions of the 2007 Plan, in the event of any change in the outstanding shares by reason of a share dividend, recapitalization, merger or consolidation in which our company is the surviving corporation, split-up, combination or exchange of shares or the like, the aggregate number and kind of shares subject to the 2007 Plan, the aggregate number and kind of shares subject to each outstanding option and the exercise price thereof will be appropriately adjusted by the Board of Directors, whose determination will be conclusive.
Amendments and Termination of the 2007 Plan
No option may be granted under the 2007 Plan after December 2017. The Board of Directors, without further approval of our shareholders, may at any time suspend or terminate the 2007 Plan, in whole or in part, or amend it from time to time in such respects as it may deem advisable, including, without limitation, to comply with the provisions of certain rules and regulations promulgated by the SEC; provided, however, that no amendment may be effective without the requisite prior or subsequent shareholder approval which would (a) except as required for anti-dilution adjustments, increase the maximum number of shares for which options may be granted under the 2007 Plan, (b) materially increase the benefits to participants under the 2007 Plan, or (c) change the eligibility requirements for individuals entitled to receive options under the 2007 Plan.
Non-Transferability of Options
No option granted under the 2007 Plan may be transferable otherwise than by will or the laws of descent and distribution, and options may be exercised, during the lifetime of the holder thereof, only by such holder or such holder’s legal representatives. Except to the extent provided above, options may not be assigned, transferred, pledged, hypothecated or disposed of in any way (whether by operation of law or otherwise) and may not be subject to execution, attachment or similar process.
2008 Plan
Eligibility
Our employees, including key employees such as officers and directors, and non-employee consultants are eligible to receive awards under the 2008 Plan.

Shares Subject to the 2008 Plan
The aggregate number of shares of common stock for which options may be granted under the 2008 Plan may not exceed 1,500,000 and such shares may consist either in whole or in part of authorized but unissued shares or treasury shares. Shares subject to an option which expires, or for any reason is cancelled or is terminated, unexercised, or which ceases for any reason to be exercisable may again become available for the grant of options under the 2008 Stock Option Plan. Options to purchase 1,410,000 shares of common stock have been granted under the 2008 Plan.
Administration of the 2008 Stock Option Plan
The 2008 Stock Option Plan is administered by our Compensation Committee, or the Committee. Subject to the express provisions of the 2008 Plan, the Committee has the authority, in its sole discretion, with respect to options, to determine, among other things: the employees, directors and consultants who are to receive options; the times when they may receive options; the number of shares to be subject to each option; the term of each option; the date each option is to become exercisable; whether an option is to be exercisable in whole, in part or in installments, and, if in installments, the number of shares to be subject to each installment; whether the installments are to be cumulative; the date each installment is to become exercisable and the term of each installment; whether to accelerate the date of exercise of any installment; whether shares may be issued on exercise of an option as partly paid, and, if so, the dates when future installments of the exercise price are to become due and the amounts of such installments; the exercise price of each option; the form of payment of the exercise price; whether to restrict the sale or other disposition of the shares acquired upon the exercise of an option and to waive any such restriction; and whether to subject the exercise of all or any portion of an option to the fulfillment of contingencies as specified in an applicable stock option contract. With respect to all options, the Committee has discretion: to determine the amount, if any, necessary to satisfy our obligation to withhold taxes; with the consent of the optionee, to cancel or modify an option, provided such option as modified would be permitted to be granted on such date under the terms of the 2008 Plan; to prescribe, amend and rescind rules and regulations relating to the 2008 Plan; and to make all other determinations necessary or advisable for administering the 2008 Plan. The Board of Directors also has the authority described above with respect to the granting of director options.
Exercise Price
The exercise price of the shares under each option is to be determined by the Committee at the time of the grant. The exercise price of the shares will be equal to the fair market value of the shares subject to such option on the date of grant.
Term
The term of each option granted pursuant to the 2008 Plan is established by the Committee, in its sole discretion, at or before the time such option is granted. Subject to early termination, an option expires five years from the date of grant. Options vest in the following manner:
(a)	33 1/3% on the first anniversary of the date of grant;

(b)	33 1/3% on the second anniversary of the date of grant; and

(c)	the remaining 33 1/3% on the third anniversary of the date of grant.
Exercise
An option (or any part or installment thereof), to the extent then exercisable, may be exercised by giving written notice to our company at our principal office. Payment in full of the aggregate exercise price may be made (a) in cash, check, or wire transfer or (b) if the applicable stock option contract at the time of grant so permits, with the authorization of the Committee, with previously acquired shares having an aggregate fair market value, on the date of exercise, equal to the aggregate exercise price of all options being exercised, or (c) with any combination of cash, check, wire transfer or shares.
The Committee may, in its discretion, permit payment of the exercise price of an option by delivery by the optionee of a properly executed exercise notice, together with a copy of his irrevocable instructions to a broker acceptable to the Committee to deliver promptly to our company the amount of sale or loan proceeds sufficient to pay such exercise price.

Termination of Relationship
Any holder of an option whose employment or relationship with our Company or any subsidiary has terminated for any reason other than his death or disability may exercise such option, to the extent exercisable on the date of such termination, at any time within three months after the date of termination, but not thereafter and in no event after the date the option would otherwise have expired; provided, however, that if his employment or relationship is terminated either (a) for cause, or (b) without the consent of our company, said option terminates immediately. Options granted to employees or consultants under the 2008 Plan are not affected by any change in the status of the holder so long as he or she continues to render service to our company or any subsidiary (regardless of having been transferred from one corporation to another or a change in the capacity in which services are rendered).
Death or Disability
If an optionee dies (a) while he is an employee or consultant to our Company or any subsidiary, (b) within three months after the termination of such relationship (unless such termination was for cause or without the consent of our company), or (c) within one year following the termination of such relationship by reason of disability, an option may be exercised, to be extent exercisable on the date of death, by an executor, administrator or other person at the time entitled by law to the rights of the optionee under such option, at any time within one year after death, but not thereafter and in no event after the date the option would otherwise have expired.
Any optionee whose relationship has terminated by reason of disability may exercise his option, to the extent exercisable upon the effective date of such termination, at any time within one year after such date, but not thereafter and in no event after the date the option would otherwise have expired.
Adjustments Upon Changes in Shares
Notwithstanding any other provisions of the 2008 Plan, in the event of any change in the outstanding shares by reason of a share dividend, recapitalization, merger or consolidation in which our company is the surviving corporation, split-up, combination or exchange of shares or the like, the aggregate number and kind of shares subject to the 2008 Plan, the aggregate number and kind of shares subject to each outstanding option and the exercise price thereof will be appropriately adjusted by the Board of Directors, whose determination will be conclusive.
Amendments and Termination of the 2008 Plan
No option may be granted under the 2008 Plan after December 2018. The Board of Directors, without further approval of our Shareholders, may at any time suspend or terminate the 2008 Plan, in whole or in part, or amend it from time to time in such respects as it may deem advisable, including, without limitation, to comply with the provisions of certain rules and regulations promulgated by the SEC; provided, however, that no amendment may be effective without the requisite prior or subsequent shareholder approval which would (a) except as required for anti-dilution adjustments, increase the maximum number of Shares for which options may be granted under the 2008 Plan, (b) materially increase the benefits to participants under the 2008 Plan, or (c) change the eligibility requirements for individuals entitled to receive options under the 2008 Plan.
Non-Transferability of Options
No option granted under the 2008 Plan may be transferable otherwise than by will or the laws of descent and distribution, and options may be exercised, during the lifetime of the holder thereof, only by such holder or such holder’s legal representatives. Except to the extent provided above, options may not be assigned, transferred, pledged, hypothecated or disposed of in any way (whether by operation of law or otherwise) and may not be subject to execution, attachment or similar process.

Item 7. Major Shareholders and Related Party Transactions
A. Major shareholders.
The following table sets forth, as of the date of this Annual Report, the beneficial ownership of (i) all persons known to us to be beneficial owners of equal or more than five percent or more of our common stock, (ii) our current officers and directors and (iii) our current officers and director as a group.

	Shares of common stock	Percent of
Principal Stockholder	beneficially owned (1)	class
China Biotech Holdings Limited	4,282,168	27.44%
5/F, B&H Plaza, 27 Industry Ave Shekou, Shenzhen 518067 PR China
Eastern Ceremony Group Limited	1,450,603	9.30%
Room 2612, Block B, Zhong Shen Hua Yuan, Cai Tian South Road, Fu Tian District, Shenzhen PR China
Beijing Holdings	1,009,323	6.47%
Room 4301, Central Plaza 18 Harbour Road, Wanchai Hong Kong
Alan Li (2)(4)	0	*
c/o Unit 1903, 19/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central Hong Kong
Zhenwei Lu (2)(4)	0	*
c/o Unit 1903, 19/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central Hong Kong
Xu Qian (3)	0	*
c/o Rm 4301, Central Plaza, 18 Harbour Road,Wanchai Hong Kong
Kang Li (2)(4)	0	*
c/o Unit 1903, 19/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central Hong Kong
Ju Zhang (2)(4)	0	*
c/o Unit 1903, 19/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central Hong Kong
Loong Cheong Chang (4)	0	*
c/o 1903, 19/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central Hong Kong
Xiaoping Wang (4)	0	*
c/o Unit 1903, 19/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central Hong Kong
Xinping Shi (4)	0	*
c/o Unit 1903, 19/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central Hong Kong

	Shares of common stock	Percent of
Principal Stockholder	beneficially owned (1)	class
Yezhong Ni (4)	0	*
c/o Unit 1903, 19/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central Hong Kong
Weidong Wang (4)	0	*
c/o Unit 1903, 19/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central Hong Kong
Yu Keung Poon (4)	0	*
c/o Unit 1903, 19/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central Hong Kong
King Pak Leung (4)	0	*
c/o Unit 1903, 19/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central Hong Kong
All officers and directors as a group (12 persons) (2)(3)	0	*

*	less than 1%.

(1)	Unless otherwise noted, all persons named have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

(2)	Mr. Alan Li, Chairman of the Board, Executive Director and Chief Executive Officer, Mr. Zhenwei Lu, Executive Director and Chief Operating Officer, Mr. Kang Li, Executive Director and Chief Investment Officer, and Mr. Ju Zhang, Executive Director, are also directors of China Biotech and therefore may be deemed to beneficially own the shares of common stock owned by China Biotech.

(3)	Mr. Xu Qian, Executive Director and Co-Chief Executive Officer, is also the Assistant General Manager and Chief Financial Officer of Beijing Holdings and therefore may be deemed to beneficially own the shares of common stock owned by Beijing Holdings.
We have issued a total of 1,000,000 shares of Series A Preferred Stock, all of which are owned by China Biotech. The Series A Preferred Stock represents 25% of the combined voting power of our common stock and preferred stock. The rights, preferences and privileges of the Series A Preferred Stock are as follows:
•	Voting rights. The 1,000,000 shares of Series A Preferred Stock have an aggregate voting power equal to 25% of the combined voting power of our common stock and preferred stock.

•	Dividends. Holders of Series A Preferred Stock are entitled to receive dividends only as, when and if such dividends are declared by the Board of Directors.

•	Liquidation preference. In the event of any distribution of assets upon any liquidation, dissolution or winding up of our company, whether voluntary or involuntary, after payment or provision for payments of our debts and other liabilities, holders of Series A Preferred Stock are entitled to receive out of our assets an amount equal to the consideration paid by them for each such share plus any accrued and unpaid dividends with respect to such shares of Series A Preferred Stock through the date of such liquidation, dissolution or winding up.

•	Redemption. The Series A Preferred Stock is not redeemable.

•	Convertible. The Series A Preferred Stock is not convertible.
Except as disclosed below, there were no significant related party transactions with major shareholders.

B. Related party transactions.
The transactions with related parties for the period from January 1, 2008 up to the dated of this Annual Report were as follows:

As of the date of this Annual Report
Amounts in thousands
Transactions with related parties	Rmb
Prepayment for acquisition of property from ZMRE (1)	440
Receipt for acquisition of property from China Biotech (2)	7,302
Payment for acquisition of property on behalf of China Biotech (2)	5,000
Loan from Alan Li (3)	792
Repayment overdraft of security account China Biotech (4)	440
CGHL issued an convertible note in principal amount of US$10 million to CMTF Private Equity One (7)	68,225

(1)	Broad Shine, a wholly owned subsidiary of our company acquired a property from Zhangzhou Merchants Real Estate Ltd., or ZMRE, for Rmb0.44 million. China Merchant Group, or CMG, is the ultimate holding company of China Biotech, and ZMRE is a subsidiary of CMG.

(2)	In November 2007, the Company entered into an agreement with China Biotech, one of our major shareholders, to acquire Faster Assets and its subsidiary, which we refer to collectively as the Faster Group. We paid the Rmb20.7 million consideration through the issuance of 782,168 shares of common stock and 1,000,000 shares of preferred stock and completed the acquisition in December 2007. Prior to the acquisition, Faster Group had no business activities and its major asset was a right to purchase real property located in the Tangyang Industrial Zone of China Merchants Zhangzhou Development Zone, from China Merchants Zhangzhou Development Zone Ltd., or CMZDZ, for consideration of Rmb13.08 million, of which Rmb5.78 million was born by the Faster Group and Rmb7.302 million was committed by China Biotech. In 2008, the Group received Rmb7.302 million from China Biotech and paid Rmb5.00 million to CMZDZ. The remaining balance due to CMZDZ is Rmb8.08 million.

(3)	On February 25, 2009, BHLHK, a wholly owned subsidiary of our Company, entered into a loan agreement with Mr. Alan Li to borrow HK$0.90 million for 10 months without interest. Mr. Alan Li is one of the directors of BHLHK and is our Chairman of the Board of Directors, Executive Director and Chief Executive Officer. The loan is for its working capital purposes and was repaid in May 2009.

(4)	Represents repayment of overdraft of securities account on behalf of BHLHK by China Biotech on February 5, 2009.
As of the date of this Annual Report, our balances with related parties are as follows:

As of the date of this
Annual Report on
Form 20-F
Amounts in
thousands
Rmb
Balances with related parties:
Due from related parties
Funds held by China Biotech for potential acquisition of solar energy and business in China (5)	5,282

5,282

Due to related parties:
Due to China Biotech (6)	859
Due to CMZDZ (2)	8,085
Due to China Biotech (4)	440

9,384

(5)	China Biotech has been the major shareholder of our company since January 12, 2007. In view of China Biotech’s experience with acquisitions in China, we deposited HK$6 million with China Biotech for the purpose of making (with the assistance of China Biotech) potential acquisitions of solar energy and businesses in China. There was no agreement signed for the funds deposited with China Biotech and we can withdraw the funds without restriction at any time.

(6)	Represents administrative expenses paid on behalf of Faster and Shenzhen Helios Energy by China Biotech in China.

(7)	On April 28, 2009, the Company, China Green Industry Group Ltd. and China Green Holdings Ltd. (“CGHL”), wholly-owned subsidiaries of the Company, and CMTF Private Equity One entered into a subscription agreement. Pursuant to the subscription agreement, CGHL issued to CMTF Private Equity One a convertible note in a principal amount of US$10.0 million with three-year maturity and an interest rate equal to the Hong Kong Prime Rate (the “Convertible Note”). The Convertible Note is, at the holder’s option, either (a) convertible into the outstanding ordinary shares of CGHL or (b) exchangeable for the Company’s common stock. On May 12, 2009, CGHL received US$10.0 million and closed the offering of the Convertible Note in a principal amount of US$10.0 million. CMTF Private Equity One is one of the funds managed by CMTF Asset Management Limited. China Merchants Securities Investment Ltd, one of subsidiaries of CMG, holds 51% of equity interest of CMTF Asset Management Limited.
Except for Note 3, the balances with related parties are unsecured and interest-free, and have no fixed terms of repayment.
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
To our knowledge, there is no litigation pending or threatened against the Group which would reasonably expected to materially adversely impact our financial conditions.
B. Significant Changes.
None.
Item 9. The Offer and Listing.
A. Offer and listing details.
Our authorized share capital is made up of two classes of shares: 4,000,000,000 shares of common stock, US$0.01 par value; and 1,000,000,000 shares of preferred stock, US$0.01 par value. As of the date of this Annual Report, 15,603,669 shares of common stock and 1,000,000 shares of Series A Preferred Stock are issued and outstanding.
The high and low market prices of our common stock for the most recent five full financial years are as follows:

Nasdaq Capital Market	US$
(Year Ended)	High	Low
December 31, 2008	9.45	1.19
December 31, 2007	10.39	2.71
December 31, 2006	12.15	1.34
December 31, 2005	8.80	1.53
December 31, 2004	5.60	0.35

The high and low market prices of our common stock for each financial quarter during the two most recent full financial years and all subsequent quarters are as follows:

Nasdaq Capital Market	US$
(Quarter Ended)	High	Low
March 31, 2009	3.54	1.36
December 31, 2008	3.06	1.19
September 30, 2008	4.83	3.10
June 30, 2008	7.20	4.29
March 31, 2008	9.45	3.14
December 31, 2007	10.39	4.87
September 30, 2007	7.40	3.51
June 30, 2007	4.49	2.71
March 31, 2007	8.10	3.25
The high and low market prices of our common stock for the most recent six months are as follows:

Nasdaq Capital Market	US$
(Month Ended)	High	Low
May 31, 2009	2.65	2.29
April 30, 2009	2.37	2.16
March 31, 2009	2.50	1.36
February 27, 2009	2.36	1.64
January 30, 2009	3.54	2.20
December 31, 2008	2.03	1.46
B. Plan of Distribution.
Not Applicable
C. Markets.
Our common stock is listed on the Nasdaq Capital Market under the symbol CTDC. Our common stock is not listed on any other public trading market.
D. Selling Shareholders.
Not Applicable.
E. Dilution.
Not Applicable.

F. Expenses of the issue.
Not Applicable.
Item 10. Additional Information.
A. Share capital.
Not Applicable.
B. Memorandum and articles of association.
Our company, formerly known as Tramford International Limited, has been registered in the British Virgin Islands, or BVI, since September 19, 1995, under the British Virgin Islands International Business Companies Act (CAP.291) with number 161076. Set forth below is a brief summary of certain provisions of our amended and restated Memorandum and Articles of Association adopted by our shareholders at our annual general meeting held on October 19, 2007. This summary does not purport to be complete and is qualified in its entirety by reference to our Memorandum and Articles of Association filed as an exhibit to this Annual Report.
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
Nasdaq Requirements
Our common shares are currently listed on the Nasdaq Capital Market and, for so long as our securities continue to be listed, we will remain subject to the rules and regulations established by Nasdaq as being applicable to listed companies. Nasdaq has adopted its Rule 5600 Series to impose various corporate governance requirements on listed securities. Rule 5615 provides that foreign private issuers such as our company are required to comply with certain specific requirements of the Rule 5600 Series, but, as to the balance of the Rule 5600 Series, foreign private issuers are not required to comply if the laws of their home country do not otherwise require compliance.
We currently comply with the specifically mandated provisions of the Rule 5600 Series. In addition, we have elected to voluntarily comply with certain other requirements of the Rule 5600 Series, notwithstanding that our home country does not mandate compliance; although we may in the future determine to cease voluntary compliance with those provisions of the Rule 5600 Series. However, we have determined not to comply with the following provisions of the Rule 5600 Series since the laws of the British Virgin Islands do not require compliance:
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
We may in the future determine to voluntarily comply with one or more of the foregoing provisions of the Rule 5600 Series.
C. Material contracts.
The following material contracts, except contracts entered into in the ordinary course of business, have been entered into by us or our subsidiaries within the two years preceding the filing date of this Annual Report:
We entered into a sale and purchase agreement with Total Trump Limited on December 18, 2007 to dispose of our equity interest in China Natures Technology Inc. On the same date, we received HK$1 million from Total Trump Limited. The disposal of China Natures Technology Inc. was approved by our shareholders at our annual general meeting held on October 19, 2007. A translation of the sale and purchase agreement with Total Trump Limited was filed with SEC as Exhibit 99.1 to our report on Form 6-K on December 20, 2007 (File No. 000-29008). Pursuant to an assignment agreement entered into between China Biotech and Total Trump on May 8, 2008, the payment obligation was assigned to China Biotech, the major shareholder of our company. We received HK$9 million from China Biotech on June 16, 2008.
On September 7, 2007, China Merchants Zhangzhou Development Zone Trenda Solar Limited, a wholly owned subsidiary of our company, entered into a cooperation contract with China Solar Energy Group Limited to purchase the SnO2 solar base plates production lines at an aggregate price of US$8.0 million. Our entry into solar energy industry and the purchase of SnO2 productions lines were approved by our shareholders at our annual general meeting held on October 19, 2007. The cooperation contract was filed with the SEC as Exhibit 99.1 to our report on Form 6-K on September 25, 2007 (File No. 000-29008).
On November 8, 2007, we entered into a sale and purchase agreement with China Biotech to acquire Faster Assets Limited, a wholly owned subsidiary of China Biotech which owns a plant, together with the land use rights thereto, located at No.3, Tangyang Industrial Zone, China Merchants Zhangzhou Development Zone, China. The total consideration was Rmb20.7 million, equal to the fair market value of the plant and the land use right which is determined by our management with the assistance of an independent valuation appraiser Cushman & Wakefield Valuation Advisory Services (HK) Limited, or Final Consideration. We paid the Final Consideration to China Biotech through the issuance of 782,168 shares of common stock and 1,000,000 shares of Series A Preferred Stock. The acquisition of Faster Assets Limited was approved by our shareholders at our annual general meeting held on October 19, 2007. The execution copy of the agreement and the memorandum of completion of the agreement were filed with SEC as Exhibit 99.2 and Exhibit 99.3 to our report on Form 6-K on December 13, 2007 (File No. 000-29008).
On April 21, 2008, China Green Industry Group Limited, the wholly-owned subsidiary of our company, entered into a sale and purchase agreement with Harvest Time International Holdings Limited to dispose of its entire equity interest in Green Energy Industry Limited, or Green Energy, including Fullwing Limited, or Fullwing, and Margot Limited, or Margot, for cash consideration of HK$10,000. Green Energy and Margot, incorporated in British Virgin Islands, have no assets or liabilities and have not commenced any business and operation since their incorporation in 2007. Fullwing has no business operation other than an agreement dated September 14, 2007, entered into by Fullwing and Soyin Electrical Appliance Industrial Co., Ltd., or Soyin, to establish a joint venture in China. Since Fullwing and Soyin could not agree on the performance of non-competition clause and the joint venture has not been incorporated in China, Fullwing did not contribute its investment to the joint venture. Subsequent to the disposal of Green Energy, the purchaser of Green Energy will make its own decision on the performance and observance of the agreement with Soyin. The execution copy of the sale and purchase agreement with Harvest Time International Holdings Limited was filed with the SEC as Exhibit 4.8 to our annual report on Form 20-F for the year ended December 31, 2007 (File No. 000-29008).
On September 23, 2008, we entered into a securities purchase agreement, or Securities Purchase Agreement, with certain institutional investors, or Buyers, for a private placement transaction and the deal was closed on September 26, 2008. Pursuant to the Securities Purchase Agreement, we sold to the Buyers (i) 498,338 shares of common stock of the Company, par value $0.01 per share, for a purchase price of $3.01 per share; (ii) Series A Warrants to purchase an aggregate amount of 249,170 shares of common stock of the Company at an exercise price of $6.00 per share exercisable within five years after the closing date; and (iii) Series B Warrants to purchase an aggregate amount of 1,277,136 shares of common stock of the Company exercisable upon incurrence of a price reset protection clause and dilutive subsequent issuance. Pursuant to the amendments to the Securities Purchase Agreement, the Buyers also have the option to acquire up to an additional 498,338 shares of common stock, additional Series A Warrants to purchase an aggregate amount of up to 249,170 and Series B Warrants to purchase an aggregate amount of up to 1,277,136 until June 23, 2009. As of the date of this Annual

Report, some of the Buyers acquired additional 60,000 shares of our common stock, Series A Warrants to purchase an up to 30,000 shares of common stock and Series B Warrants to purchase an aggregate amount of 60,000 shares of our common stock upon incurrence of a price reset protection and dilutive subsequent issuance. The execution copy of the Securities Purchase Agreement, the form of Series A Warrants and the form of Series B Warrants were filed with SEC as Exhibit 99.2, Exhibit 99.3 and Exhibit 99.4 to our report on Form 6-K on September 24, 2008 (File No. 000-29008).
On December 29, 2008, we entered into a sale and purchase agreement to sell our wholly-owned subsidiary Jingle Technology Co, Ltd., or Jingle, including BHL Networks Technology Co., Ltd. (Cayman) and Beijing BHL Networks Technology Co., Ltd. which are owned by Jingle, to an independent party for cash consideration of HK$200,000. Jingle and its subsidiaries provide network security solutions and distribution channels in China. The disposal of Jingle and its subsidiaries was completed on February 16, 2009. The execution copy of the sale and purchase agreement was filed with SEC as Exhibit 99.1 to our report on Form 6-K on December 30, 2008 (File No. 000-29008).
On April 28, 2009, a subscription agreement, or Subscription Agreement, was entered into by and among the our company, China Green Industry Group Ltd., China Green Holdings Ltd., or CGHL, both of which are wholly-owned subsidiaries of our company, and CMTF Private Equity One, or Subscriber. Pursuant to the Subscription Agreement, CGHL issued to the Subscriber a convertible note with principal amount of US$10.0 million with a three-year maturity and an interest rate equal to Hong Kong Prime Rate. We guaranteed the obligations of CGHL under the convertible note. The convertible note is, at the Subscriber’s option, either (a) convertible into the outstanding ordinary shares of the CGHL, or (b) exchangeable for shares of our common stock. The transaction contemplated under the Subscription Agreement was closed on May 12, 2009. The execution copy of the Subscription Agreement and other relevant transaction documents was filed with the SEC as exhibits to our report on Form 6-K dated May 4, 2009 (File No. 000-29008)
D. Exchange controls.
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
Pursuant to the Foreign Currency Administration Rules promulgated in 1996 and amended in 1997 and 2008 and various regulations issued by State Administration of Foreign Exchange, or SAFE, and other relevant PRC government authorities, the Renminbi is freely convertible for routine current-account foreign exchange transactions, including trade-related receipts and payments, interests and dividends. An enterprise can choose to either keep or sell its foreign exchange income under the current account to financial institutions authorized to engage in foreign exchange settlement or sales business. Capital account items, such as direct equity investments, loans and repatriation of investment, require the prior approval from the PRC Ministry of Commerce, the SAFE or its local counterpart and the PRC National Development and Reform Commission, or the NDRC for conversion of Renminbi into a foreign currency, such as U.S. dollars, and remittance of the foreign currency outside the PRC.
Pursuant to the above-mentioned administrative rules, foreign investment enterprises are required to apply to SAFE for “foreign exchange registration certificates for foreign investment enterprises”. With such foreign exchange registration certificates (which are granted to foreign investment enterprises, upon fulfilling specified conditions and which are subject to review and renewal by SAFE on an annual basis) or with the foreign exchange sales notices from the SAFE (which are obtained on a transaction-by-transaction basis), foreign-invested enterprises may enter into foreign exchange transactions at banks authorized to conduct foreign exchange business to obtain foreign exchange for their needs.
E. Taxation.
The following discussion is a summary of certain anticipated British Virgin Islands and U.S. tax consequences of an investment in our common stock. The discussion does not deal with all possible tax consequences relating to an investment in our common stock and does not purport to deal with the tax consequences applicable to all categories of investors, some of which (such as dealers in securities, insurance companies and tax-exempt entities) may be subject to special rules. In particular, the discussion does not address the tax consequences under state, local and other national (e.g., non-British Virgin Island) tax laws. Accordingly, each prospective investor should consult its own tax advisor regarding the particular tax consequences to it of an investment in our common stock. The following discussion is based upon laws and relevant interpretations there of in effect as of the date of this Annual Report, all of which are subject to change.

British Virgin Islands Taxation.
Under the International Business Companies Act of the British Virgin Islands as currently in effect, a holder of common stock who is not a resident of the British Virgin Islands is exempt from British Virgin Islands income tax on dividends paid with respect to the common stock and all holders of common stock are not liable to British Virgin Islands income tax on gains realized during the year on sale or disposal of such shares. The British Virgin Islands does not impose a withholding tax on dividends paid by companies incorporated under the International Business Companies Act.
There are no capital gains, gift or inheritance taxes levied by the British Virgin Islands on companies incorporated under the International Business Companies Act. In addition, the common stock is not subject to transfer taxes, stamp duties or similar charges.
There is no income tax treaty or convention currently in effect between the United States and the British Virgin Islands.
United States Federal Income Taxation
U.S. Holders
This summary describes certain material U.S. federal income tax consequences for a U.S. Holder (as defined below) of acquiring, owning and disposing of the common shares. This summary applies only to U.S. Holder that will hold the common shares as capital assets for tax purposes. This summary does not apply to U.S. Holder subject to special rules, such as:
•	certain financial institutions;

•	insurance companies;

•	brokers dealers;

•	U.S. expatriates;

•	traders that elect to mark-to-market;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding a note, common share as part of a straddle, hedging, conversion or integrated transaction;

•	persons whose functional currency is not the U.S. dollar;

•	persons that actually or constructively own 10% or more of our voting stock; or

•	persons holding common shares through partnerships or other entities treated as partnerships for U.S. federal income tax purposes.
This summary is based on the United States Internal Revenue Code of 1986, as amended, or the Code, its legislative history, existing and proposed regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. Accordingly, holders and prospective purchasers should consult their own tax advisers concerning the U.S. federal, state, local and other national tax consequences of purchasing, owning and disposing of common shares in light of their particular circumstances.
     For purposes of this summary, a “U.S. Holder” is a beneficial owner of a common share that is:
•	a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state in the United States or the District of Columbia;

•	an estate whose income is subject to U.S. Federal income taxation regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) was in existence on August 20, 1996, was treated as a U.S. person under the Internal Revenue Code on the previous and has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.
If you are a partner in a partnership or other entity taxable as a partnership that holds common shares, your tax treatment generally will depend on your status and the activities of the partnership. If you are a partner or a partnership holding common shares, you should consult your own tax advisors.
This discussion does not contain a detailed description of all the U.S. federal income tax consequences to you in light of your particular circumstances and does not address the effects of any state, local or non-U.S. tax laws.

Taxation of Dividends and Other Distributions on the Common Shares
Distributions paid with respect to the common shares to the extent of our current and accumulated earnings and profits as determined under U.S. federal income tax principles, or Taxable Dividends, will be taxed as ordinary income at the time of the receipt of such amounts by the U.S. Holder. Taxable Dividends will be foreign source income and will not be eligible for the dividends-received deduction available to domestic corporations. To the extent amounts paid as distributions on common shares exceed our current and accumulated earnings and profits, these amounts will not be Taxable Dividends but instead will be treated first as a tax-free return of capital reducing the U.S. Holder’s basis in the common shares until such basis is reduced to zero, and then as gain from the sale of the U.S. holder’s common shares. This reduction in a U.S. Holder’s basis in the common shares would increase any capital gain, or reduce any capital loss, realized by the U.S. Holder upon the subsequent sale, redemption or other taxable disposition of the common shares.
For taxable years beginning after December 31, 2002 and before January 1, 2011(provided that certain holding period requirements are met and subject to other conditions an limitations), dividends received by U.S. Holders that are individuals generally will be taxed at the preferential tax rates applicable to long-term capital gains. However, these lower rates will not apply to a Taxable Dividend is paid, or were a PFIC in our preceding taxable year. Based on our audited accounts and relevant market and shareholder data, we believe that we were not a PFIC for U.S. federal income tax purposes with respect to our 2008 taxable year. In addition, based on our audited accounts and current expectations regarding the value and nature of our assets, the nature of our income, and relevant market data, we do not anticipate becoming a PFIC for our 2009 taxable year, although we can provide no assurances in this regard. You should consult your own tax advisor regarding the availability of the reduced dividend rate in light of your own particular circumstances.
Taxation of Dispositions of Common Shares
Upon a sale, exchange, or other taxable disposition of common shares, a U.S. Holder will generally recognize gain or loss for federal income tax purposes in an amount equal to the difference between (1) the sum of the amount of cash and the fair market value of any property received and (2) the U.S. Holder’s tax basis in the common shares that are disposed of. Such gain or loss generally will be long-term capital gain or loss if the U.S. Holder has held the common shares for more than one year. Net long-term capital gain recognized by an individual U.S. Holder is generally subject to taxation at lower rates that short-term capital gain or ordinary income. The deductibility of capital losses is subject to limitations. Any gain generally will be treated as U.S. source income.
Passive Foreign Investment Company
Based on our current and projected income and assets, we do not believe that for our taxable year ended December 31, 2008, we should be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes and we do not expect to become one in the future although there can be no assurance in that regard. A non-U.S. corporation is considered a PFIC for any taxable year if either:
•	at least 75% of its gross income is passive income (the “ income test”), or

•	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income(the “asset test”).
For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person), and cash is categorized as a passive asset. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the shares.
We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change. In particular, because the total value of our assets for purposes of the asset test generally will be calculated using the market price of our common shares, our PFIC status will depend in large part on the market price of our common shares which may fluctuate considerably. Accordingly, fluctuates in the market price of the common shares may result in our being a PFIC for any year. In addition, the composition of our income and assets is affected by how, and how quickly, we spend the cash we raise in any offering. If we are a PFIC for any year during which you hold our common shares, we will continue to be treated as a PFIC for all succeeding years during which you hold our common shares.
If you are a U.S. holder, in the event we become a PFIC for any taxable year during which you hold our common shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the common shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the common shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the common shares.

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income, and

•	the amount to each other taxable year will be subject to the highest tax rate in effect for that taxable year and interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such taxable year.
The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the common shares cannot be treated as capital gains, even if you hold the common shares as capital assets.
Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock of a PFIC to elect out of the tax treatment discussed in the two preceding paragraphs. If you make a mark-to-market election for the common shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the common shares as of the close of your taxable year over your adjusted basis in such common shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the common shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the common shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the common shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the common shares, as well as to any loss realized on the actual sale or disposition of the common shares, but only to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such common shares. Your basis in the common shares will be adjusted to reflect any such income or loss amounts. If you make a mark-to-market election, tax rules that apply to distributions by corporations which are not PFICs would apply to distribution by us (except that the lower applicable capital gains rate would not apply).
The mark-to-market election is available only for “marketable stock” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange or other market, as defined in applicable Treasury regulations. We expect that our common shares will continue to be listed and traded on the Nasdaq Stock Market, and, consequently, if you are a U.S. holder of our common shares, it is expected that the mark-to-market election would be available to you if we become a PFIC.
If you hold our common shares in any year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 regarding distributions received on our common shares and any gain realized on the disposition of the common shares.
In addition, if we are a PFIC, we do not intend to prepare or provide you with the information necessary to make a “qualified electing fund” election.
A U.S. holder is encouraged to consult its tax advisor regarding the potential tax consequences of owning our common shares if we were to be treated as a passive foreign investment company.
Non-U.S. Holders
Any dividends received on ordinary shares and any gain realized on sale or exchange of ordinary shares by a non-U.S. Holder generally will be exempt from U.S. federal income tax, including withholding tax. However, to receive this exemption a non-U.S. Holder may be required to satisfy certain certification requirements of the Internal Revenue Service to establish that it is not a U.S. person. See“-Information Reporting and Backup Withholding” below.
Information Reporting and Backup Withholding
Dividend payments with respect to common shares and proceeds from the sale or exchange of common shares may be subject to information reporting to the Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status must provide such certification on IRS Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.
Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information.

F. Dividends and paying agents.
Not Applicable.
G. Statement by experts.
Not Applicable.
H. Documents on display.
We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the Securities and Exchange Commission. Specially, we are required to file annually a Form 20-F no later than six months after the close of each fiscal year, which is December 31. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at Judiciary Plaza, 100 F. Street, N.E., Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a Web site at www.sec.gov that contains reports and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. Documents concerning our company that are referred to in this Annual Report may also be inspected at our office, which is Unit 1903, 19/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central, Hong Kong
As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting requirements and trading restrictions pursuant to Section 16 of the Exchange Act. In addition, we are exempt from the provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information.
I. Subsidiary Information.
Not Applicable.
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
Interest rate risk
Our exposure to interest rate risk primarily rates to interest expenses incurred by our short-term borrowings. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates.
Inflation
In recent years, China has not experienced significant inflation, and thus inflation has not had a material impact on our results of operations in recent years. According to the National Bureau of Statistics of China, the change in Consumer Price Index in China was — 1.5%, 4.8% and 5.9% in 2006, 2007 and 2008, respectively. We have not in the past been materially affected by any such inflation, but we can provide no assurance that we will not be affected in the future.
Item 12. Description of Securities Other than Equity Securities.
Not Applicable.
PART II
Item 13. Default, Dividend Arrearages and Delinquencies.
None.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.
Not Applicable.
Item 15T. Controls and Procedures
Disclosure Controls and Procedures
As required by Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, our company’s management, including our Chief Executive Officer and our Chief Financial Officer, is responsible for establishing and maintaining effective disclosure controls and procedures, as defined under Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934. As of December 31, 2008, an evaluation was performed under the supervision and with the participation of the management on the effectiveness of our company’s disclosure controls and procedures. Based on that evaluation, our Chief Executive Officers and our Chief Financial Officer concluded that our company’s disclosure controls and procedures as of December 31, 2008 were not effective because the management had identified certain deficiencies in our internal control over financial reporting that they considered as material weakness in our internal control over financial reporting.
Notwithstanding management’s assessment that our disclosure controls and procedures were ineffective as of December 31, 2008 and the material weakness described below, we believe that the consolidated financial statements included in this Annual Report correctly present our financial condition, results of operations and cash flows for the fiscal year covered thereby in all material respects.
Management’s Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) promulgated under the Securities Exchange Act of 1934. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of an issuer’s financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America, or GAAP. Internal control over financial reporting includes policies and procedures that:
•	Pertain to the maintenance of records that, in reasonable details, accurately and fairly reflect the transactions and dispositions of an issuer’s assets;

•	Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that an issuer’s receipts and expenditures are being made only in accordance with authorizations of its management and directors; and

•	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of an issuer’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, the application of any evaluation of effectiveness to future periods is subject to the risk that controls may become inadequate because of changes in conditions, or that complication with the policies or procedures may deteriorate.
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. Because of the material weaknesses described below, management concluded that our internal control over financial reporting was not effective as of December 31, 2008 using framework established in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
The specific material weaknesses identified by management as of December 31, 2008 are described as follows:
(1)	lack of internal audit department for carrying internal auditing function over financial reporting in our company; and

(2)	lack of accounting personnel with knowledge of U.S. GAAP and SEC financial reporting requirements.
This Annual Report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting due to transition period permitted by rules of the SEC for non-accelerated filers. Our management’s report regarding internal control over financial reporting in this Annual Report is not subject to attestation by the Company’s registered public accounting firm pursuant to final rules of the SEC with Release Nos. 33-8934 and 34-58028.
Changes in internal control over financial reporting
The Company is in the process of developing and implementing remediation plans to address our material weakness. During the year ended December 31, 2008, we made the following changes to our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting:
(1)	recruitment of more qualified accounting personnel;

(2)	establishment of an internal audit department; and

(3)	improvement of communication among the employees to address fraud risk and anti-fraud method.

Our management anticipates remedying the deficiencies to our company’s internal controls and has planned to implement a series of remedial measures in 2009, including (1) enhancement of internal audit function and relevant policies and procedures to strengthen the fraud risk assessment and anti-fraud system, (2) improvement of qualifications of present accounting personnel regarding U.S. GAAP and other financial reporting requirements from the SEC, (3) establishment of accurate and detailed policies and procedures on prevention and detection of unauthorized conduct which may have a material effect on the financial statements.
The exercise will be supervised and with the participation of our management. We are currently still reviewing our efforts to improve our internal controls and may in the future identify additional deficiencies to our internal controls. Should we discover any additional deficiencies, we will take appropriate measures to correct or improve our internal controls.
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
Item 16B. Code of Ethics
Our Board of Directors has adopted a Code of Ethics that applies to all of our directors and officers, including our chief executive officer, chief financial officer and principal accounting officer of our company and subsidiaries. We filed the Code of Ethics as Exhibit 14.1 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 000-29008). An electronic version of the Code of Ethics is posted on our website www. chinactdc.com. A hardcopy of the Code of Ethics is available upon request at our principal place of business at 1903, 19/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central, Hong Kong.
Item 16C. Principal Accountant Fees and Services
Audit Fees
The audit fees billed by Deloitte Touche Tohmatsu CPA Ltd, our independent registered public accounting firm for the fiscal year ended December 31, 2008 and 2007 amounted to approximately Rmb1.04 million and Rmb1.98, respectively. The audit fees billed by Friedman LLP, our former independent registered public accounting firm for the fiscal years ended December 31, 2006, amounted to Rmb1.34 million.
Audit-Related Fees
A fee of Rmb0.29 million was charged by Friedman LLP to issue a consent letter for inclusion of their audit reports, for the fiscal years ended December 31, 2006, in our 2008 Annual Report. A fee of Rmb0.08 million was charged for additional audit work performed by Friedman LLP, our former independent registered public accounting firm for the comparative figures of 2006, in our 2007 Annual Report. A fee of Rmb0.05 million was charged for additional audit work performed by PricewaterhouseCoopers, our former independent registered public accounting firm for the comparative figures of 2005, in our 2007 Annual Report.
The audit fee of Rmb0.04 million was charged to BHLHK for the fiscal year ended December 31, 2007 and 2008 by S L lee & Lau.
Tax Fees
For statutory tax filings of BHLHK requested by the applicable regulations in Hong Kong for the fiscal years ended December 31, 2007, which was performed by S L Lee & Lau. The tax filing fees were included as part of their audit fees in 2008.
All Other Fees
An out-pocket fee of Rmb0.02 million was charged by Friedman LLP related to 2006. A out-pocket fee of Rmb0.10 million was charged by Deloitte Touche Tohmatsu CPA Ltd related to 2007.

Policy on Pre-Approval of Audit and Permissible Non-Audit Services of Independent Auditors
The policy of our directors who perform the functions customarily performed by an audit committee is to pre-approve all audit and permissible non-audit services provided by the independent auditors. These services may include audit services and other services.
Audit of Financial Statements
Deloitte Touche Tohmatsu CPA Ltd is our principal independent registered public accounting firm. Friedman LLP was our former independent registered public accounting firms.
Item 16D. Exemptions from the Listing Standards for Audit Committee.
Not Applicable
Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers.
Not Applicable.
Item 16F. Change in Registrant’s Certifying Accountant
Not Applicable.
Item 16G. Corporate Governance
We are incorporated under the laws of British Virgin Islands. Our common shares are currently listed on the Nasdaq Capital Market and, for so long as our securities continue to be listed, we will remain subject to the rules and regulations established by Nasdaq as being applicable to listed companies. Nasdaq has adopted its Rule 5600 Series to impose various corporate governance requirements on listed securities. Rule 5615 provides that foreign private issuers such as our company are required to comply with certain specific requirements of the Rule 5600 Series, but, as to the balance of the Rule 5600 Series, foreign private issuers are not required to comply if the laws of their home country do not otherwise require compliance.
We currently comply with the specifically mandated provisions of the Rule 5600 Series. However, we are permitted to follow the corporate governance practices in the British Virgin Islands in lieu of certain corporate governance requirements contained in the Rule 5600 Series and we have determined not to comply with the following provisions of the Rule 5600 Series since the laws of the British Virgin Islands do not require compliance:
•	Nasdaq Rule 5605(b)(2) requires U.S. domestic issuers to hold regularly scheduled meetings at least twice a year, at which only independent directors are present. We are not subject to such requirement and our independent directors met only once in executive session in 2008.

•	Nasdaq Rule 5605(d) requires that compensation of executive must be determined, or recommended to the board of directors for determination, either by an independent committee or by the independent members of the board of directors. We are not subject to such requirement and we may elect to voluntarily comply with such requirement. Our Compensation Committee, which is comprised solely of independent directors, makes recommendations to the board concerning salaries and incentive compensation for our executive officers and directors and administrates our stock option plans, but our CEO may be present and participate in the deliberations concerning his compensation.

•	Nasdaq Rule 5630 requires related party transactions to be reviewed or approved by audit committee or other independent body of the board of directors. We are not subject to such requirement and we may elect to voluntarily comply with such requirement.

•	In addition, we are not required to solicit shareholder approval of stock plans, including those in which our officers or directors may participate; stock issuances that will result in a change in control; the issuance of our stock in related party transactions or other transactions in which we may issue 20% or more of our outstanding shares; or, below market issuances of 20% or more of our outstanding shares to any person (Nasdaq Rule 5635).
We may in the future determine to voluntarily comply with one or more of the foregoing provisions of the Rule 5600 Series.

Item 17. Financial Statements.
The Company has elected to provide Financial Statements pursuant to Item 18 (see below).
Item 18. Financial Statements.
The financial statements are filed as Attachment A hereto and are included as part of this Annual Report on Form 20-F.

Item 19. Exhibits.
The following exhibits are furnished along with annual report or are incorporated by reference as indicated.

Exhibit
Number	Description of Document

1.1	Amended and Restated Memorandum and Articles of Association of China Technology Development Group Corporation, adopted on October 19, 2007.(1)

4.1	Sale and purchase agreement with Win Horse Investments Limited in relation to the disposal of China Natures Technology Inc dated April 27, 2007 (translated version). (2)

4.2	Cooperation contract with China Solar Energy Group Limited relating to the solar energy SnO2 production line dated September 7, 2007. (3)

4.3	Sale and purchase agreement with China Biotech Holdings Limited relating to shares in Faster Assets Limited dated November 8, 2007. (4)

4.4	Memorandum of completion of sale and purchase agreement relating to shares in Faster Assets Limited dated December 10, 2007. (4)

4.5	Sale and purchase agreement with Total Trump Limited relating to shares in China Natures Technology Inc dated December 18, 2007. (5)

4.6	Sale and purchase agreement with Harvest Time International Holdings Limited relating to shares in Green Energy Industry Limited dated April 21, 2008. (1)

4.7	Securities purchase agreement with institutional investors relating to sell and purchase of common shares of the Company dated September 23, 2008. (6)

4.8	Sale and purchase agreement with Sentron Enterprises Limited relating to shares in Jingle Technology Limited dated December 29, 2008. (7)

4.9	Subscription agreement with CMTF Private Equity One relating to issue and subscription of convertible note of China Green Holdings Limited dated April 28, 2009. (8)

4.10	Convertible Note issued on May 12, 2009 by China Green Holdings Ltd. to CMTF Private Equity One with a principal amount of $10,000,000. (8)

4.11	Registration Rights Agreement, dated as of May 12, 2009, with CMTF Private Equity One. (8)

4.12	Guarantee Agreement, dated as of may 12, 2009, with CMTF Private Equity One. (8)

8.1	List of all subsidiaries.

11.1	Code of Ethics. (2)

12.1	Certification of Chief Executive Officer required by Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Chief Executive Officer and Chief Financial Officer required by Section 906 of the Sarbanes-Oxley Act of 2002.

Exhibit
Number	Description of Document

23.1	Consent of Friedman LLP to the incorporation by reference of their report dated June 26, 2009 included in the Registrant’s Report on Form 20-F for the fiscal year ended December 31, 2008

23.2	Consent of Deloitte Touche Tohmatsu CPA Ltd. to the incorporation by reference in the Registration Statements on Form S-8 (file numbers 333-147806, 333-139608 and 333-127423) of their report dated June 26, 2009 included in the Registrant’s Report on Form 20-F for the fiscal year ended December 31, 2008

Notes:

(1)	—	incorporated by reference to the Exhibits to our annual report on Form 20-F for the fiscal year ended December 31, 2007, SEC File No. 000-29008.

(2)	—	incorporated by reference to the Exhibits to our annual report on Form 20-F for the fiscal year ended December 31, 2006, SEC File No. 000-29008.

(3)	—	incorporated by reference to the Exhibits to our report on Form 6-K filed with the SEC on September 25, 2007, SEC File No. 000-29008.

(4)	—	incorporated by reference to the Exhibits to our report on Form 6-K filed with the SEC on December 13, 2007, SEC File No. 000-29008.

(5)	—	incorporated by reference to the Exhibits to our report on Form 6-K filed with the SEC on December 20, 2007, SEC File No. 000-29008.

(6)	—	incorporated by reference to the Exhibits to our report on Form 6-K filed with the SEC on September 24, 2008, SEC File No. 000-29008.

(7)	—	incorporated by reference to the Exhibits to our report on Form 6-K filed with the SEC on December 30, 2008, SEC File No. 000-29008.

(8)	—	incorporated by reference to the Exhibits to our report on Form 6-K filed with the SEC dated May 4, 2009, SEC File No. 000-29008.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
Date: June 26, 2009	/s/ King Pak Leung
	Name:	King Pak Leung
	Title:	Chief Financial Officer

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of
China Technology Development Group Corporation
     We have audited the accompanying consolidated balance sheets of China Technology Development Group Corporation and its subsidiaries (the “Group”) as of December 31, 2007 and 2008, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for of the years then ended. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of China Technology Development Group Corporation and its subsidiaries as of December 31, 2007 and 2008, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
     Our audit also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such United States dollar amounts are presented solely for the convenience of readers in the United States of America.
/s/ Deloitte Touche Tohmatsu CPA Ltd.
Shenzhen, China
June 26, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors
China Technology Development Group Corporation
We audited the accompanying consolidated balance sheet of China Technology Development Group Corporation and its subsidiaries (the “Company”) as of December 31, 2006, and the related consolidated statements of operations, cash flows and changes in shareholders’ equity for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.
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
/s/ Friedman LLP
New York, New York
May 28, 2007 except for the
effects of the discontinued operations
as discussed in Note 5(ii) as to which
the date is June 30, 2008, and Note 5 (iii)
and (iv) as to which date is June 26, 2009

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts expressed in thousands except for per share data)
For the years ended December 31, 2006, 2007 and 2008

		*	*
	Notes	2006	2007	2008	2008
		Rmb	Rmb	Rmb	US$

Continuing operations:
Revenues		—	—	10	1
Cost of sales		—	—	(20)	(3)

Gross profit (loss)		—	—	(10)	(2)

Research and development expenses		—	—	(133)	(19)
General and administrative expenses **		(30,785)	(24,495)	(24,195)	(3,547)

Operating loss		(30,785)	(24,495)	(24,338)	(3,568)

Other income (expense):
Interest income		182	827	79	12
Finance costs		—	—	(475)	(70)
(Loss) gain on disposal of available-for-sale securities		(488)	15,405	(14,049)	(2,059)
Impairment of available-for-sale securities		—	—	(15,213)	(2,230)
Dividend income from available-for-sale securities		4	58	48	7
Change in fair value of warrant liabilities	11	—	—	(1,236)	(181)
Exchange loss		—	(482)	(268)	(39)
Others, net		—	(7)	(36)	(5)

Loss before income tax expenses		(31,087)	(8,694)	(55,488)	(8,133)

Income tax (expenses) credit	4	—	(390)	712	104

Loss from continuing operations		(31,087)	(9,084)	(54,776)	(8,029)

Discontinued operations:	5
(Loss) profit from discontinued operations, net of income taxes of Rmb15, nil and nil in the three years ended December 31, 2006, 2007 and 2008, respectively		(83,499)	1,973	858	126

Net loss for the year		(114,586)	(7,111)	(53,918)	(7,903)

Net loss per share	13
-Basic and diluted		(10.13)	(0.50)	(3.34)	(0.49)

Net loss per share from continuing operations
-Basic and diluted		(2.75)	(0.64)	(3.39)	(0.50)

Net (loss) income per share from discontinued operations
-Basic and diluted		(7.38)	0.14	0.05	0.01

Weighted average common shares	13
-Basic and diluted		11,312	14,249	16,160

*	Certain revenues and expenses were reclassified to discontinued operations for comparative purpose (see Note 5).

**	Included in general and administrative expenses were stock-based compensation of Rmb16,431, Rmb5,788 and Rmb8,738 for the years ended December 31, 2006, 2007 and 2008, respectively.
The accompanying notes are an integral part of these consolidated financial statements.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
CONSOLIDATED BALANCE SHEETS
(Amounts expressed in thousands except share and per share data)
As of December 31, 2007 and 2008

	Notes	2007	2008	2008
		Rmb	Rmb	US$
ASSETS
CURRENT ASSETS
Cash and cash equivalents		18,906	6,770	992
Available-for-sale securities	11,18	44,808	4,712	691
Trade accounts receivable, net of allowance for doubtful accounts of nil and nil as of December 31, 2007 and 2008, respectively		975	8	1
Inventories		267	211	31
Value added tax recoverable		167	—	—
Due from related parties	14	5,612	5,282	774
Prepaid expenses and other current assets	6	1,466	941	138
Assets classified as held for sale	5(iv)	—	2,439	357

TOTAL CURRENT ASSETS		72,201	20,363	2,984
Prepayment for land use right	7	4,490	4,400	645
Property, plant and equipment, net	8	35,771	33,331	4,885
Prepayment for acquisition of property, plant and machinery	9	3,426	4,525	663

TOTAL ASSETS		115,888	62,619	9,177

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Trade accounts payable		488	3	—
Accrued professional fees		5,365	3,215	471
Income taxes payable		611	—	—
Due to related parties	14	6,691	8,944	1,311
Deferred tax liabilities	4	1,325	—	—
Overdraft from security account	19	—	1,499	220
Warrant liabilities	11,16	—	2,289	336
Other liabilities and accrued expenses	10	18,689	661	97
Liabilities classified as held for sale	5(iv)	—	1,360	199

TOTAL CURRENT LIABILITIES		33,169	17,971	2,634

Deferred tax liabilities-non-current	4	2,530	2,418	354

TOTAL LIABILITIES		35,699	20,389	2,988
Contingencies and commitments	20
SHAREHOLDERS’ EQUITY
Common stock, (US$0.01 par value; 4,000,000,000 authorized in 2007 and 2008; shares issued and outstanding: 15,028,665 in 2007 and 15,543,669 in 2008)	16	1,170	1,205	177
Preferred stock, (US$0.01 par value; 1,000,000,000 shares authorized; shares issued and outstanding: 1,000,000 in 2007 and 2008)	17	77	77	11
Additional paid-in capital		369,779	394,606	57,839
Accumulated deficit		(292,873)	(346,791)	(50,831)
Accumulated other comprehensive (loss) income		2,036	(6,867)	(1,007)

TOTAL SHAREHOLDERS’ EQUITY		80,189	42,230	6,189

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		115,888	62,619	9,177

The accompanying notes are an integral part of these consolidated financial statements.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Amounts in thousands)
For the years ended December 31, 2006, 2007 and 2008

							Accumulated
					Additional		Other	Total
	Preferred stock		Common stock		paid in	Accumulated	comprehensive	shareholders’
	Shares	Amount	Shares	Amount	capital	deficit	income (loss)	equity
		Rmb		Rmb	Rmb	Rmb	Rmb	Rmb
Balance at January 1, 2006	—	—	11,274,497	910	269,924	(171,176)	(950)	98,708
Issue of shares	—	—	2,500,000	165	48,601	—	—	48,766
Shares issued upon exercise of stock options	—	—	35,000	3	502	—	—	505
Issue of warrants during the year	—	—	—	—	234	—	—	234
Stock options granted	—	—	—	—	16,431	—	—	16,431
Components of comprehensive loss:
Net loss	—	—	—	—	—	(114,586)	—	(114,586)
Net unrealized gain on available-for- sale securities, net of tax provision of nil	—	—	—	—	—	—	84	84
Reclassification adjustment upon disposal of available-for-sale securities, net of tax provision of nil	—	—	—	—	—	—	479	479
Translation adjustment	—	—	—	—	—	—	19	19

Total comprehensive loss for the year	—	—	—	—	—	—		(114,004)

Balance at December 31, 2006	—	—	13,809,497	1,078	335,692	(285,762)	(368)	50,640
Issue of shares	1,000,000	77	782,168	60	20,563	—	—	20,700
Shares issued upon exercise of stock options	—	—	437,000	32	7,736	—	—	7,768
Issue of warrants during the year	—	—	—	—	4,584	—	—	4,584
Stock options granted	—	—	—	—	1,204	—	—	1,204
Components of comprehensive loss:
Net loss	—	—	—	—	—	(7,111)	—	(7,111)
Net unrealized gain on available-for- sale securities, net of Rmb1,325 tax provision	—	—	—	—	—	—	6,247	6,247

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Amounts in thousands)
For the years ended December 31, 2006, 2007 and 2008

							Accumulated
					Additional		Other	Total
	Preferred stock		Common stock		paid in	Accumulated	comprehensive	shareholders’
	Shares	Amount	Shares	Amount	capital	deficit	income (loss)	equity
		Rmb		Rmb	Rmb	Rmb	Rmb	Rmb
Reclassification adjustment upon disposal of available-for-sale securities, net of tax provision of nil	—	—	—	—	—	—	(84)	(84)
Translation adjustment	—	—	—	—	—	—	(3,759)	(3,759)

Total comprehensive loss for the year								(4,707)

Balance at December 31, 2007	1,000,000	77	15,028,665	1,170	369,779	(292,873)	2,036	80,189
Issue of common stock and Series A warrants to investors	—	—	498,338	34	7,809	—	—	7,843
(net of offering cost of Rmb682)
Shares issued upon exercise of stock options	—	—	16,666	1	357	—	—	358
Modification of warrants issued to non-employees in prior year	—	—	—	—	2,364	—	—	2,364
Stock options granted	—	—	—	—	6,374	—	—	6,374
Contribution by major shareholder-China Biotech	—	—	—	—	7,923	—	—	7,923
Components of comprehensive loss:
Net loss	—	—	—	—	—	(53,918)	—	(53,918)
Reclassification adjustment upon disposal of available-for-sale securities, net of Rmb1,325 tax provision	—	—	—	—	—	—	(6,247)	(6,247)
Translation adjustment	—	—	—	—	—	—	(2,656)	(2,656)

Total comprehensive loss for the year								(62,821)

Balance at December 31, 2008	1,000,000	77	15,543,669	1,205	394,606	(346,791)	(6,867)	42,230

The accompanying notes are an integral part of these consolidated financial statements.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts expressed in thousands)
For the years ended December 31, 2006, 2007 and 2008

	2006	2007	2008	2008
	Rmb	Rmb	Rmb	US$
Cash flows from operating activities
Net loss	(114,586)	(7,111)	(53,918)	(7,903)
Adjustments to reconcile net loss to net cash used in operating activities
Minority interests in loss of consolidated subsidiaries	(5,515)	—	—	—
Amortization of intangible asset	6,209	—	—	—
Stock-based compensation	16,431	5,788	8,738	1,281
Impairment of goodwill	69,526	—	—	—
Amortization of long-term prepayment for rental of land	—	—	90	13
Depreciation	693	668	2,093	307
Profit on disposal of property, plant and equipment	(4)	—	—	—
Impairment of property, plant and equipment	2,989	—	—	—
Loss (gain) on disposal of available-for-sale securities	488	(15,500)	14,049	2,059
Impairment of available-for-sale securities	—	—	15,213	2,230
Change in fair value of warrant liabilities	—	—	1,236	181
Loss (gain) on disposal of subsidiaries	7,872	(2,128)	—	—
Income tax expenses	—	—	(112)	(16)
Allowance for doubtful accounts	892	—	—	—
Changes in assets and liabilities:
(Increase) decrease in trade accounts receivable	(1,004)	482	289	42
(Increase) decrease in inventories	(444)	1,240	16	2
Decrease (increase) in due from related parties and other assets	1,423	(378)	201	29
Increase (decrease) in trade accounts payable	614	(397)	(267)	(39)
Increase in amount due to related parties	60	373	2,301	337
Increase (decrease) in other current liabilities	4,342	(926)	(4,348)	(638)
(Decrease) increase in income taxes payable	(9)	390	(600)	(88)
(Increase) decrease in taxes recoverable	(174)	—	(112)	(16)

Net cash used in operating activities	(10,197)	(17,499)	(15,131)	(2,219)

Cash flows from investing activities
(Increase) decrease in security trust account	(181)	19,160	11	2
Acquisitions, net of cash acquired	—	5,783	—	—
Cash and cash equivalents disposed of upon disposal of subsidiaries	(3,550)	900	—	—
Proceeds from disposal of available-for-sale securities	276	156,382	14,633	2,145
Purchase of available-for-sales securities	—	(178,470)	(13,100)	(1,920)
Addition of construction in progress	—	(829)	—	—
Prepayment for acquisition of property and equipment	—	(3,426)	(4,525)	(663)
Purchases of property, plant and equipment	(1,126)	(1,443)	(10,972)	(1,609)
Proceeds from disposal of property, plant and equipment	5	—	—	—

Net cash used in investing activities	(4,576)	(1,943)	(13,953)	(2,045)

Cash flows from financing activities
Proceeds from issue of common stock and warrants	—	29,422	9,365	1,373
Offering costs for issue of common stock and warrants	—	—	(469)	(69)
Proceeds from exercise of stock option	505	7,768	358	53
Loan to a third party	(600)	—	—	—
Overdraft from security account	—	—	1,499	220
Contribution by major shareholder- China Biotech	—	—	7,923	1,161

Net cash (used in) provided by financing activities	(95)	37,190	18,676	2,738

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
(Amount expressed in thousands)
For the years ended December 31, 2006, 2007 and 2008

	2006	2007	2008	2008
	Rmb	Rmb	Rmb	US$

Effect of exchange rate changes on cash and cash equivalents	19	(2,317)	(668)	(98)

Net (decrease) increase in cash and cash equivalents	(14,849)	15,431	(11,076)	(1,624)

Cash and cash equivalents at beginning of year	18,324	3,475	18,906	2,771

Less: Cash and cash equivalents at end of period from discontinued operations	—	—	(1,060)	(155)

Cash and cash equivalents at end of year	3,475	18,906	6,770	992

Supplemental disclosure of cash flow information
Income taxes paid	15	—	—	—

Interest paid	—	—	475	70

Supplemental disclosure non-cash investing and financing activities
Issue of shares for financing activities in 2006	48,766	—	—	—
Issue of warrants for financing activities in 2006	234	—	—	—
Issue of shares in exchange for equity interest in Faster Group in 2007	—	20,700	—	—
Issue of warrants as offering costs for financing activities in 2008	—	—	682	98
Construction costs funded through accrued expenses and other current liabilities	—	14,609	—	—
Purchase of property, plant and equipment funded through accrued expenses and other current liabilities	—	158	81	12
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
     On June 30, 2000, Jingle Technology Co., Ltd. (“Jingle”), the Company’s wholly owned subsidiary incorporated in BVI, entered into an agreement with China Internet Technology Co., Ltd. (“China Internet”) and Great Legend Internet Technology and Service Co., Ltd. (“Great Legend”) to acquire all of the outstanding shares of BHL Networks Technology Co. Ltd. (“BHLNet”), a company incorporated under the laws of the Cayman Islands, which owns a 76% interest in Beijing BHL Networks Technology Co. Ltd. (“BBHL”), a company incorporated under the laws of China.
     On September 13, 2005, CTDC entered into a sale and purchase agreement with Beijing Holdings Limited (“Beijing Holdings”), its then 47.18% shareholder, to acquire 51% and 49% equity interests of China Natures Technology Inc. (“CNT”) and its interest in majority-owned subsidiaries, through two separate transactions, one was effective from October 31, 2005 for a consideration of 2,233,800 common shares of CTDC, another one was effective from December 22, 2005 for a consideration of 2,146,200 common shares of CTDC. Through the acquisition of CNT and its interest in majority-owned subsidiaries, CTDC commenced its business of the development, manufacturing and marketing of health food products utilizing bio-active components of bamboo (“Nutraceutical Operations”). Due to the dispute between the minority shareholders of Anji Science Bio-Product Inc. (“Anji Bio”), one of the major operating subsidiaries which was engaged in Nutraceutical Operations, on December 29, 2006 the management of the Company decided to abandon Anji Bio and discontinue the Nutraceutical Operations (see Note 5 for details of disposal and discontinued operations).
     On September 7, 2007, the management of the Company approved the Group’s strategic plan and decided to enter into the business of the development and manufacturing of solar energy products (“Solar Energy Operations”) in order to become a provider of clean and renewable energy products focusing on solar energy business. On December 10, 2007, the Group completed the acquisition of the entire equity interests in Faster Assets Limited (“Faster Assets”), a BVI company, which owns 100% equity interest in China Merchants Zhangzhou Development Zone Broad Shine Solar Technology Ltd. (“Broad Shine”), incorporated under laws of China (collectively “Faster Group”) to enter into the Solar Energy Operations. In return, the Company issued 782,168 shares of common stock (“Common Stock”) and 1,000,000 shares of Series A preferred stock (“Preferred Stock”) to China Biotech Holdings Limited (“China Biotech”), one of the major shareholders of CTDC for consideration of Rmb20,700.
     On December 29, 2008, the Company entered into a sale and purchase agreement to sell its wholly-owned subsidiary Jingle and its subsidiaries, BHLNet and BBHL (collectively, “Jingle Group”) to Sentron Enterprises Limited, an independent party for cash consideration of HK$200. Upon the completion of the transaction on February 16, 2009, the Company had disposed of all its non-core business and concentrates all the resources on the Solar Energy Operations.

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
(b) Use of Estimates
     The preparation of the consolidated financial statements in conformity with US GAAP requires management of the Group to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant accounting estimates reflected in the Group’s consolidated financial statements included the valuation of deferred tax assets, useful lives of property and equipment, impairment of goodwill and intangible assets, impairment of available-for-sale securities and allowances for doubtful receivables. Actual results could differ from those estimates.
(c) Revenues
     Revenues arise from product sales and the rendering of services. Revenue is recognized when all of the following criteria are met: (i) persuasive evidence of an arrangement exists; (ii) delivery has occurred or services have been rendered; (iii) the sellers’ price to the buyer is fixed or determinable; and (iv) collectability is reasonably assured. Specifically, product sales represent the invoiced value of goods, net of discounts, supplied to customers. Revenues from product sales are recognized upon delivery to customers and when title has been passed. Rendering of services represents fees charged on the provision of information technology and network security consulting services. Fees on such services are subject to acceptance and are recognized upon the completion of the underlying services, the receipt of customer’s acceptance and when collectability of the fees is reasonably assured.
     The Company’s subsidiaries are subject to value-added tax of 17% on the revenue earned for goods and services sold in the People’s Republic of China (“PRC”). The Group presents revenue net of such value-added tax which amounted to Rmb9,291, Rmb7,680 and Rmb5,518 for the years ended December 31, 2006, 2007 and 2008, respectively.
(d) Income Taxes
     Income taxes are provided using the assets and liability method under Statement of Financial Accounting Standards (“SFAS”) No.109, “Accounting for Income Taxes”. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the carrying amounts of existing assets and liabilities in the consolidated financial statements and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax asset and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The tax consequences of these differences are classified as current or non-current based on the classification of the related asset or liability for financial reporting. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of, the deferred tax assets will not be realized.
     The Group adopted Financial Accounting Standards Board (“FASB”) Interpretation No. (“FIN”) 48, “Accounting for Uncertainty in Income Taxes” on January 1, 2007, and there is no material impact on the Group’s financial position, results of operations or cash flows upon adoption and during the year ended December 31, 2007. The Group has no additional material uncertain tax positions as of December 31, 2008.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, unless otherwise stated)
2 Summary of significant accounting policies (continued)
(e) Concentration of credit risk and major customers
     The Group is engaged in the solar plates to a wide range of industries and end users within the PRC. All the Group’s revenue is derived from sales to customers located in PRC.
(f) Foreign currency transaction gains and losses and translation of foreign currencies
     Currency transaction gains and losses are recognized as other non-operating income (expenses) in the consolidated statements of operations. Translation adjustments are recorded in accumulated other comprehensive income (loss), a component of shareholders’ equity.
     The functional currency of the subsidiaries of the Group that are established in the PRC is the Renminbi (“Rmb”). Transactions denominated in other currencies are translated into Rmb at the average rates of exchange prevailing during the year. Monetary assets and liabilities denominated in other currencies are translated into Rmb at rates of exchange in effect on the balance sheet dates. Nonmonetary assets and liabilities are remeasured into Rmb at historical exchange rates.
     The functional currency of the Company is the Hong Kong dollars (“HK$”). The Group has chosen the Rmb as its reporting currency. Assets and liabilities are translated using the exchange rates in effect at the balance sheet date and average exchange rates for the period are used for revenue and expense transactions.
(g) Translation into United States Dollars
     The consolidated financial statements of the Group are stated in Rmb. Translations of amounts from Rmb into U.S. dollars are solely for the convenience of the reader and were calculated at the rate of (Rmb6.8225=US$1) on December 31, 2008 representing the noon buying rate in New York City for cable transfers of Rmb, as certified for customs purposes by the Federal Bank of New York. The translation is not intended to imply that the Rmb amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on December 31, 2008 or at any other rate.
(h) Property, plant and equipment and land use right
     Property, plant and equipment are stated at historical cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets and assuming no residual value. The estimated useful lives of property, plant and equipment are as follows:

Buildings	20 years
Plant and machineries	10 years
Computer equipment	3 years
Furniture, fixtures and office equipment	3 years
Motor vehicles	5 years
     All land in the PRC is owned by the government. According to PRC law, the government may sell the right to use of the land for a specified period of time. Thus, all of the Group’s land purchased in the PRC is considered to be leasehold land and classified as land use right. These are amortized on a straight-line basis over the respective term of the right to use the land. Amortization expense was nil, nil and $90 for years ended December 31, 2006, 2007 and 2008, respectively.
(i) Construction in progress
     Construction in progress represents buildings, structures, plant and machinery and other property, plant and equipment under construction or installation and is stated at cost less any impairment losses, and is not depreciated. Cost comprises direct costs of construction, installation and testing as well as capitalized borrowing costs on related borrowed funds during the period of construction or installation. No interest was capitalized for the years ended December 31, 2006, 2007 and 2008. Construction in progress is reclassified to the appropriate category of property, plant and equipment or investment properties when completed and ready for use.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, unless otherwise stated)
2 Summary of significant accounting policies (continued)
(j) Impairment on available- for- sales securities
     According to SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, the Group reviews its investment in available-for-sale securities (“AFS securities”) for potential impairment based on: the length of the time and extent to which the market value has been below cost; the financial condition and near-term prospects of the issuer of AFS securities; and its intent and ability to retain AFS for a period of time sufficient to allow for any anticipated recovery in market value. If it is determined that the impairment is other than temporary, an impairment loss will be recognized in earnings equal to the difference between the investment’s cost and its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value of the investment becomes the new cost basis of the investment and will not be adjusted for subsequent recoveries in fair value. During the year ended December 31, 2008, impairment on AFS securities of Rmb15,213 was recognized in the consolidated statements of operations.
(k) Impairment or disposal of long lived assets
     According to SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, long-lived assets are included in impairment evaluations when events and circumstances exist that indicate the carrying amount of these assets may not be recoverable. The Group reviews its long-lived assets for potential impairment based on a review of projected undiscounted cash flows associated with these assets. Measurement of impairment losses for long-lived assets that the Group expects to hold and use is based on the estimated fair value of the assets. Impairment of property, plant and equipment of RMB2,989 was recognized for the year ended December 31, 2006, and no impairment charge was recognized for the years ended December 31, 2007 and 2008.
     Long-lived assets to be disposed of are stated at the lower of fair value less cost to sell or carrying amount. Expected future operating losses from discontinued operations are recorded in the periods in which the losses are incurred.
(l) Trade accounts receivable
     Trade accounts receivable are stated at the amount management expects to collect. An allowance for doubtful accounts is recorded based on a combination of historical experience, aging analysis and information on specific accounts. Account balances are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Management has determined that no allowance is required at December 31, 2006, 2007 and 2008.
(m) Inventories
     Inventories are valued at the lower of cost or net realizable value. Cost includes the purchase cost of products at invoiced value using the weighted average method. Net realizable value is determined by reference to the sales proceeds of items sold in the ordinary course of business or to a management estimate based on prevailing market conditions.
(n) Cash and cash equivalents
     Cash and cash equivalents include cash on hand, demand deposits with banks and liquid investments with an original maturity of three months or less. The carrying value of cash equivalents approximates their fair value.
(o) Investment in securities
     Investment in securities comprises of available-for-sale equity securities with readily determinable fair value which are carried at fair value, with unrealized gains or losses, if any, reported, net of tax, in other comprehensive income (loss). The cost of securities sold or the amount reclassified out of comprehensive income into earnings is determined based on a specific identification basis.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, unless otherwise stated)
2 Summary of significant accounting policies (continued)
(p) Fair value Measurement
     The carrying value of the Group’s financial instruments, including trade accounts receivable, value added tax and business tax recoverable, other assets and trade accounts payable, accrued professional fees, income taxes payable and other current liabilities and accrued expenses, approximate their fair values due to their relatively short-term nature.
(q) Research and development costs
     Research and development (“R&D”) costs are incurred in the development of the new products and processes, including significant improvements and refinements to existing products. R&D costs are expensed as incurred.
(r) Employee benefit plans
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
     The contributions are charged to the consolidated statement of operations as they become payable in accordance with the rules of the central pension scheme. For the years ended December 31, 2006, 2007 and 2008, the Group contributed Rmb546, Rmb390 and Rmb672, respectively, to the plans.
(s) Segment reporting
     At the end of 2008, the Company classified Jingle Group as a discontinued operation. The Company subsequently disposed of Jingle Group in Feburary 2009 in order to concentrate all its resources on the strategic expansion in the solar business. Therefore, during 2008, the Group’s business is solely the provision of Solar Energy Operations. Substantially all of the Group’s revenues are derived in the PRC. All long-lived assets are located in PRC.
(t) Comprehensive income (loss)
     Accumulated other comprehensive income (loss) represents foreign currency translation adjustments and the unrealized income (loss) on available-for-sale securities, net of tax, which are included in the consolidated statements of shareholders’ equity.
(u) Advertising cost
     The Group expenses advertising costs as incurred. Total advertising expenses were Rmb46, Rmb246 and Rmb15 for the years ended December 31, 2006, 2007 and 2008, respectively, and all incurred for the Jingle Group operations. Those costs have been included as part of (loss) profit from discontinued operations in the Consolidated Statement of Operations for each respective year.
(v) Earnings per share
     Basic earnings per share represent income available to common shareholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive Common Stock equivalents were issued, as well as any adjustment to income that would result from the assumed issuance. Dilutive Common Stock equivalents that may be issued by the Group relate to outstanding stock options and warrants, and are determined using the treasury stock method. Effect of stock options and warrants is excluded from the computation if the effect would be antidilutive.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, unless otherwise stated)
2 Summary of significant accounting policies (continued)
(w) Stock-based compensation
     The Group grants stock options to its employees and certain non-employees under the Company’s stock option plans.
     Effective January 1, 2006, the Group has adopted SFAS No. 123 (revised 2004) “Share-Based Payment” (“SFAS No. 123R”). This statement is a revision to SFAS No. 123 and supersedes Accounting Principles Board (“APB”) Opinion No. 25 “Accounting for Stock Issued to Employees” (“APB No. 25”). This statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services, primarily focusing on the accounting for transactions in which an entity obtains employee services in share-based payment transactions. Entities are required to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service, known as the requisite service period (usually the vesting period), in exchange for the award. The grant-date fair value of employee share options and similar instruments are to be estimated using option-pricing models. If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification.
     Upon adoption, the Group applied the modified-prospective transition approach. Under the modified-prospective transition method the Group is required to recognize compensation cost for share-based awards to employees based on their grant-date fair value from the beginning of the fiscal period in which the recognition provisions are first applied as well as compensation cost for awards that were granted prior to, but not vested as of the date of adoption.
(x) Operating leases
     Leases where substantially all the risk and rewards of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases net of any incentives received from the leasing company are expensed on a straight-line basis over the lease periods.
(y) Reclassifications
     Certain reclassifications due to discontinued operations have been made to the prior year consolidated financial statements to conform to the current year presentation.
(z) Recent accounting pronouncements
     In April 2009, the FASB issued (FSP) FAS 157-4 “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly”, which provides guidelines for a broad interpretation of when to apply market-based fair value measurements. The FSP reaffirms management’s need to use judgment to determine when a market that was once active has become inactive and in determining fair values in markets that are no longer active. FSP FAS 157-4 is effective for interim and annual periods ending after June 15, 2009 with early adoption allowed. The Company is currently evaluating the requirement of this FSP as well as the impact of the adoption on its consolidated financial statements.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, unless otherwise stated)
2 Summary of significant accounting policies (continued)
     At the November 24, 2008 meeting, the FASB ratified the consensus reached by the Task Force in Issue No. 08-8 “Accounting for an Instrument (or an Embedded Feature) With a Settlement Amount That Is Based on the Stock of an Entity’s Consolidated Subsidiary” (“EITF No. 08-8”). Under EITF No. 08-8, freestanding financial instruments (or embedded features) that are indexed to, in whole or in part, the stock of a consolidated subsidiary are considered indexed to the entity’s own stock in the consolidated financial statements if (1) the requirements of Issue 07-5 are met and (2) the subsidiary is a substantive entity. EITF No. 08-8 is effective for fiscal years and interim periods beginning on or after December 15, 2008. The Company is currently evaluating the requirement of this Issue as well as the impact of the adoption on its consolidated financial statements.
     In October 2008, the FASB issued FASB Staff Position FAS 157-3 “Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active” (“FSP No. 157-3”). FSP No. 157-3 clarifies the application of SFAS No. 157 in an inactive market and provides guidance on the key considerations in determining the fair value of financial instruments when the market for these instruments is not active. FSP FAS 157-3 was effective upon issuance, including prior periods for which financial statements had not been issued. The adoption of FSP FAS 157-3 did not have a material impact on the Company’s current financial position, results of operations or cash flow.
     At the June 25, 2008 meeting, the FASB ratified the consensus reached by the Task Force in Issue No. 07-5 “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock” (“EIFT No. 07-5”). EITF No. 07-5 is effective for fiscal years and interim periods beginning after December 15, 2008. This Issue’s “fixed-for-fixed, plus fair value inputs” model is largely consistent with current interpretations of the phrase “indexed to an entity’s own stock”. However, in certain circumstances, EITF No. 07-5 may result in changes to those accounting conclusions and may have an impact on issuers of equity-linked financial instruments (e.g. options or forward contracts) or instruments containing embedded features (e.g. embedded conversion options in a convertible instruments) that have (1) exercise or settlement contingency provisions, (2) a strike price that is subject to adjustment or (3) a strike price that is denominated in a currency other than the entity’s functional currency. The Company is currently evaluating the requirement of this Issue as well as the impact of the adoption on its consolidated financial statements.
     In June 2008, the FASB issued FASB Staff Position (“FSP”) No. EITF 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transaction Are Participating Securities” to address the question of whether instrument granted in share-based payment transaction are participating securities prior to vesting. The FSP provides guidance on the computation of earnings per share and the impact of share-based instruments that contain nonforfeitable rights to dividends or dividend equivalents. The FSP is effective for fiscal years beginning after December 15, 2008, and early application is prohibited. The Company is currently evaluating the requirement of this FSP as well as the impact of the adoption on its consolidated financial statements.
     In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (“SFAS No. 162”). The statement is intended to improve financial reporting by identifying a consistent hierarchy for selecting accounting principles to be used in preparing financial statements that are prepared in conformance with US GAAP. SFAS No. 162 replaces the US GAAP hierarchy specified in the American Institute of Certified Public Accountants (“AICPA”) Statement on Auditing Standards No. 69 “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles” and was effective on November 15, 2008. The adoption of SFAS No. 162 did not have a material impact on the Company’s current financial position, results of operations or cash flow.
     In May 2008, the FASB issued FSP APB14-1 “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)”. This FSP clarifies that convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement) are not addressed by paragraph 12 of APB Opinion No. 14, “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants”. Additionally, this FSP specifies that issuers of such instruments should separately account for the liability and equity components in a manner that will reflect the entity’s nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. This FSP is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years with early adoption prohibited. The Company is currently evaluating the impact that FSP APB14-1 will have on its consolidated financial statements.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, unless otherwise stated)
2 Summary of significant accounting policies (continued)
     In April 2008, the FASB issued FSP FAS 142-3 “Determination of the Useful Life of Intangible Assets” (“FSP FAS 142-3”). This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, “Goodwill and Other Intangible Assets”. This Statement is effective for fiscal years beginning after December 15, 2008 and interim periods which those fiscal years. Early adoption is prohibited. The Company is currently evaluating the impact of adopting FSP FAS 142-3 will have on its consolidated financial statements.
     In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133” (“SFAS No. 161”). SFAS No. 161 enhances the required disclosures under SFAS 133 in order to provide the investing community additional transparency in an entity’s financial statements and to more adequately disclose the impact investments in derivative instruments and use of hedging have on financial position, operating results and cash flows. SFAS No. 161 does not change the accounting treatment for derivative instruments. SFAS No. 161 is effective for fiscal years and interim periods beginning after November 15, 2008, with early application allowed. The Company is currently evaluating the impact that SFAS No. 161 will have on its consolidated financial statements.
     In September 2006, the FASB issued SFAS No. 157 “Fair Value Measurements” (“SFAS No. 157”), which provides enhanced guidance for using fair value to measure assets and liabilities. This standard also responds to investors’ requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Early adoption is permitted. FASB Staff Position No. FAS 157-2 “Effective Date of FASB Statement No. 157” delays the effective date of SFAS No. 157 for all nonrecurring fair value measurements of nonfinancial assets and nonfinancial liabilities until fiscal years beginning after November 15, 2008. The Company adopted the provision of SFAS No. 157 for financial assets, financial liabilities and nonfinancial assets and liabilities recognized or disclosed at fair value in the consolidated financial statements. The adoption did not have a material impact on the Company’s financial position, results of operations or cash flows.
     In December 2007, the FASB issued SFAS No. 160 “Noncontrolling Interests in Consolidated Financial Statements — An Amendment of ARB No. 51” (“SFAS No. 160”). This Statement amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity and should be reported as equity on the financial statements. SFAS No. 160 requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. Furthermore, disclosure of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest is required on the face of the financial statements. SFAS No. 160 is effective as of the beginning of an entity’s first fiscal year that begins after December 15, 2008. The Company is currently evaluating whether the adoption of SFAS No. 160 will have a significant effect on its consolidated financial statements
     In December 2007, the FASB issued SFAS No. 141 (revised 2007) “Business Combination” (“SFAS No. 141R”). SFAS No. 141R is relevant to all transactions or events in which one entity obtains control over one or more other businesses. SFAS 141R requires an acquirer to recognize any assets and noncontrolling interest acquired and liabilities assumed to be measured at fair value as of the acquisition date. Liabilities related to contingent consideration are recognized and measured at fair value on the date of acquisition rather than at a later date when the amounts of the consideration may be resolved beyond a reasonable doubt. This revised approach replaces SFAS No. 141’s cost allocation process in which the cost of an acquisition was allocated to the individual assets acquired and liabilities assumed based on their respective fair value. SFAS No. 141R is effective for financial statements issued for fiscal years beginning after December 15, 2008. The Company is in the process of assessing the impact of the adoption of SFAS No. 141R on its consolidated financial statements.

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
4 Income tax expenses
     The Company is a tax exempted company incorporated in the BVI. The Company’s subsidiaries incorporated in Hong Kong and PRC are subject to Hong Kong Profits Tax and Foreign Enterprise Income Tax in the PRC respectively.
     The Company’s subsidiaries incorporated in Hong Kong are taxed at a rate equal to 16.5% on the assessable profits arising in or derived from Hong Kong. For those Hong Kong subsidiaries which generate PRC sourced income, PRC income tax should still be payable on the assessable profits at a rate equal to 25%.
     On March 16, 2007, the National People’s Congress adopted the Enterprise Income Tax Law, or New Income Tax Law, which became effective on January 1, 2008 and replaced the previous separate income tax laws for domestic enterprises and foreign-invested enterprises (including PRC subsidiaries of the Company) by adopting unified income tax rate of 25% for most enterprises. In accordance with the implementation rules of the New Income Tax Law, the preferential tax treatments previously granted to various of the Group’s PRC entities will not continue and these subsidiaries will be subject to the statutory 25% tax rate. The 25% tax rate has been used in the calculation of the Group’s deferred tax balances, except for Shenzhen Helios New Energy Technology Limited (“Shenzhen Helios Energy”). The tax rate for Shenzhen Helios Energy was 18% in 2008 and will increase to 20% in 2009, 22% in 2010, 24% in 2011 and 25% in 2012. Among the PRC subsidiaries, only China Merchants Zhangzhou Development Zone Trendar Solar Tech Ltd. (“Zhangzhou Trendar Tech”) obtained the preferential tax treatment that it will be fully exempt from the PRC enterprise income tax for two years starting from the year 2008, followed by a 50% tax exemption for the next three years (“tax holidays”).
     Since all the PRC subsidiaries have an accumulated deficit at December 31, 2008, no provision for PRC dividend withholding tax has been made. Upon distribution of any future earnings in the form of dividends or otherwise in the future, the Group would be subject to the applicable PRC tax laws and regulations.
     The Group adopted FASB Interpretation No, or FIN 48, “Accounting for Uncertainty in Income Taxes” on January 1, 2007. The adoption of FIN 48 did not have a material impact on the Group’s financial position and results of operations and cash flows on adoption and during the year ended December 31, 2007. The Group concluded that it has no additional material uncertain tax positions for the year of 2008. The Group classifies interest and/or penalties related to unrecognized tax benefits as a component of income tax provisions; however, as of December 31, 2007 and 2008, there were no interest and penalties related to uncertain tax positions, and the Group had no material unrecognized tax benefit which would affect the effective income tax rate in future periods. The Group does not anticipate any significant increases or decreases to its liability for unrecognized tax benefits within the next twelve months. For PRC subsidiaries, the years 2000 to 2008 remain subject to examination by the PRC tax authorities. For BHL Solar Technology Co Ltd. (“BHLHK”), the year 2008 remains subject to examination by the HK tax authorities.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, unless otherwise stated)
4 Income tax expenses (continued)
     Composition of income tax expenses
     Income tax expenses are comprised of the following:

	2006	2007	2008
	Rmb	Rmb	Rmb
Current income tax expenses (credits)
- Continuing operations	—	390	(600)
Deferred income tax expenses	—	—	(112)

Income tax expenses	—	390	(712)

     Reconciliation of income tax expenses by applying PRC statutory Enterprise Income Tax rate
     Income tax expenses of the continuing operations differed from the amounts computed by applying PRC statutory Enterprise Income Tax (“EIT”) rate of 33% before 2008 and 25% in 2008 as a result of the following:

	2006	2007	2008
	Rmb	Rmb	Rmb
Net loss before provision for income taxes	(31,087)	(8,694)	(55,488)
PRC statutory tax rate	33%	33%	25%
Income tax credit at PRC statutory EIT rate	(10,259)	(2,869)	(13,872)
Income or expenses adjusted for inter-group liabilities or receivables written off	—	72	—
Effect of income tax rate differences in other jurisdictions	9,570	4,186	6,984
Income not subject to taxation	(31)	(22)	(9)
Expenses not deductible for taxation purpose	—	21	4,714
Effect of utilization of tax losses not previously recognized	—	1,033	—
Effect of preferential tax treatment	—	226	—
Effect of tax losses expired under statute	—	—	—
Effect of tax losses under recognized in prior years	—	—	(363)
Effect of over provision in prior years	—	—	(600)
Effect of tax losses written off	—	713	—
Effect of tax losses from disposed entities	4,059	4,840	—
Effect of change in PRC statutory tax rate	—	5	—
Effect of change in HK statutory tax rate	—	—	21
Change in valuation allowance	(3,339)	(7,815)	2,413

Total income tax expenses	—	390	(712)

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, unless otherwise stated)
4 Income tax expenses (continued)
     The principal components of the deferred income tax assets and liabilities are as follows:

	December 31, 2007	December 31, 2008
	Rmb	Rmb
Deferred tax assets:
Current deferred tax assets	—	—
Less: valuation allowance	—	—

Current deferred tax assets, net	—	—

Tax loss carryforwards	3,777	6,190
Less: valuation allowance	(3,777)	(6,190)

Non-current deferred tax assets, net	—	—

Deferred tax liability:
Unrealized gain on available-for-sales securities	(1,325)	—
Other intangible asset	—	—
Property, plant and equipment, net	—	—

Current deferred tax liabilities	(1,325)	—

Property, plant and equipment, net	(2,041)	(1,938)
Prepayment for land use right	(489)	(480)

Non-current deferred tax liabilities	(2,530)	(2,418)

Total	(3,855)	(2,418)

Reported as:
Current deferred tax assets	—	—
Current deferred tax liabilities	(1,325)	—

Subtotal	(1,325)	—
Non-current deferred tax assets	—	—
Non-current deferred tax liabilities	(2,530)	(2,418)

Total	(3,855)	(2,418)

     The above tax loss carryforwards from the Company’s PRC subsidiaries can be carried forward from one to five years. Due to the uncertainty of the level of PRC statutory income, management does not believe the subsidiaries will generate taxable PRC statutory income in the near future and it is not more likely than not that all of the deferred tax assets will be realized, a full valuation allowance has been established for the amount of deferred tax assets at December 31, 2007 and December 31, 2008. The tax loss carry forwards for the PRC subsidiaries expire on various dates through 2013 and the amount expired in 2009 is zero.
     In accordance with the requirements of SFAS No. 109, deferred tax liabilities were recognized for acquisition of Faster Group in 2007 which gave rise to the temporary difference between the book value and the tax base of the land and buildings.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, unless otherwise stated)
5 Disposal and discontinued operations
     (i) Disposal of Anji Bio
     The Group’s Nutraceutical Operations were acquired in the purchase of CNT and its majority owned subsidiaries, including Anji Bio, Shenzhen Helios Energy and Zhejiang University (Hangzhou) Innoessen Bio-technology Inc. (“Zhejiang Inoessen”). Beginning of 2006, disputes relating to the future development strategy of Anji Bio arose between the Group and Mr. Hu Linfu (“Mr. Hu”), the general manager of Anji Bio, and Ms. Chen Shuizhen, Mr. Hu’s wife and the minority shareholder of Anji Bio (collectively, the “Anji Buyers”). Zheijiang Innoessen entered into a memorandum (the “Anji Memorandum”) with the Anji Buyers on July 27, 2006, to dispose of the entire interest in Anji Bio held by Zheijiang Innoessen to the Anji Buyers. The disposal of Anji Bio was not completed by September 30, 2006, the original completion date set forth in the Anji Memorandum, due to the differences in interpretation of settlement terms between the Group and the Anji Buyers. During the fourth quarter of 2006, the Group continued to negotiate with the Anji Buyers on settlement terms. In view of the fact that the Group could not exert control over the operational and financial aspects of Anji Bio, and given that the property, plant and equipment had been idle for a long time without regular and proper maintenance, on December 29, 2006 (“disposal date”) the management of the Company decided to abandon Anji Bio and discontinued the Nutraceutical Operations. Given the Group’s decision to dispose of the investment in CNT and Zheijiang Innoessen and the Group’s new strategy to pursue a different line of business principally engaging in development of ecofriendly technologies, the management of the Company decided to write off all intangible assets and goodwill related to the Nutraceutical operations during the fiscal year ended December 31, 2006. As a result, the Company recorded impairment losses related to the remaining value of intangible assets and goodwill acquired amounting to Rmb6,541 and Rmb69,526, respectively, in 2006 (see Note 5 (iv) — (loss) profit from discontinued operations in the consolidated statements of operations).
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

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, unless otherwise stated)
5 Disposal and discontinued operations (continued)
(ii) Disposal of CNT
     On December 18, 2007, the Group entered into the Sale and Purchase agreement with Total Trump Limited (“Total Trump”), an independent party, to dispose of its entire interests in CNT at a consideration of HK$10,000 and a deposit of HK$1,000 was received on the same date. As of December 31, 2007, Total Trump was legally entitled to all right, title and interest of CNT. In April 2008, Total Trump informed the Company its financial inability to settle the remaining balance of the consideration amount of HK$9,000 (the “Unpaid Consideration”) on or before June 30, 2008 as required under the Sales and Purchase Agreement and to consider the termination of the transaction. China Biotech, the Company’s major shareholder, signed a memorandum with the Company to further commit its contribution of resources, on an unconditional best efforts basis, in streamlining the Company’s core business to the solar energy business and agreed to assume all payment obligations of the Unpaid Consideration due from Total Trump by entering into an Assignment Agreement with Total Trump on May 8, 2008. The Unpaid Consideration assumed by the China Biotech was fully paid on June 16, 2008. Management of the Company considered the above transactions as two separate transactions provided that it was related to the same disposed business unit due to the fact that Total Trump and China Biotech were two separated parties. The HK$1,000 deposit received from Total Trump was considered forfeited by Total Trump. The HK $9,000 was recorded as shareholders’ contribution in additional paid-in capital in shareholders’ equity for the fiscal year ending December 31, 2008.
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

900

(iii) Disposal of Green Energy Industry Ltd
     In April 2008, the Company’s Board of Directors decided to discontinue certain non-operational BVI subsidiaries in order to focus on current solar business. On April 21, 2008, the Group disposed of Green Energy Industry Ltd, including its subsidiaries Fullwing Ltd and Margot Ltd (collectively, the “Green Energy”) which were incorporated in BVI, in 2007 to Harvest Time International Holding Ltd, an independent third party for cash consideration of HK$10.
     The assets and liabilities held by Green Energy as of the disposal date are as follows:

2008
Rmb
Net assets disposed of (excluding cash and cash equivalents):
Other liabilities and accrued expenses	(1)

(1)
Gain on disposal of discontinued operations	10

9

Discharged by:
Consideration received	9
Cash and cash equivalents disposed	—

9

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, unless otherwise stated)
5 Disposal and discontinued operations (continued)
(iv) Disposal of Jingle Group classified as held-for-sale
     On December 29, 2008, the Group entered into a sale and purchase agreement to sell the Jingle Group to Sentron Enterprises Limited, an independent party for cash consideration of HK$200. Upon the completion of the transaction on February 16, 2009, the Company had disposed all of its non-core business to concentrate all its resources on the Solar Energy Operations.
     As of December 31, 2008, the assets and liabilities held by Jingle Group were as follows:

2008
Rmb
Assets held for sale
Cash and cash equivalents	1,060
Trade accounts receivable, net	678
Inventories — merchandise for resale	40
Value added tax and business tax recoverable	279
Prepaid expenses and other assets	324
Property, plant & equipment, net	58

2,439

Liabilities associated with assets classified as held for sale
Trade accounts payable	(218)
Tax payables	(151)
Other liabilities and accrued expenses	(991)

(1,360)

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, unless otherwise stated)
5 Disposal and discontinued operations (continued)
     In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, the financial results of the IT Operations and Nutraceutical Operations are reported as discontinued operations for all the years presented. The financial results of Green Energy which were included in Corporate as defined in Note 22 are also reported as discontinued operations for all the years since its establishment. The financial results included in discontinued operations were as follows:

	Year ended				Year ended				Year ended
	December				December				December
	31, 2006				31, 2007				31, 2008
	Rmb	Rmb	Rmb	Total	Rmb	Rmb	Rmb	Total	Rmb	Rmb	Total
	Anji		Jingle			Green	Jingle		Green	Jingle
	Bio	CNT	Group	2006	CNT	Energy	Group	2007	Energy	Group	2008

Revenues	—	52	9,291	9,343	17	—	7,680	7,697	—	5,518	5,518
Cost of sales	—	(44)	(4,244)	(4,288)	(17)	—	(3,866)	(3,883)	—	(1,876)	(1,876)

Gross profit	—	8	5,047	5,055	—	—	3,814	3,814	—	3,642	3,642
Selling expenses	—	(185)	(1,109)	(1,294)	—	—	(1,108)	(1,108)	—	(595)	(595)
General and administrative expenses	—	(4,082)	(3,875)	(7,957)	(399)	(13)	(3,613)	(4,025)	(25)	(2,899)	(2,924)
Bad debt expenses	—	(892)	—	(892)	—	—	—	—	—	—	—
Impairment of intangible assets	—	(6,541)	—	(6,541)	—	—	—	—	—	—	—
Impairment of goodwill	—	(69,526)	—	(69,526)	—	—	—	—	—	—	—

Operating profit (loss)	—	(81,218)	63	(81,155)	(399)	(13)	(907)	(1,319)	(25)	148	123

Other income	—	—	28	28	—	—	1,164	1,164	—	725	725

(Loss) profit on disposal of subsidiaries	(7,872)	—	—	(7,872)	2,128	—	—	2,128	10	—	10

(Loss) profit from operations before income tax expenses	(7,872)	(81,218)	91	(88,999)	1,729	(13)	257	1,973	(15)	873	858
Income tax expenses	—	(15)	—	(15)	—	—	—	—	—	—	—

(Loss) profit from operations before minority interests	(7,872)	(81,233)	91	(89,014)	1,729	(13)	257	1,973	(15)	873	858
Minority interests	—	5,515	—	5,515	—	—	—	—	—	—	—
(Loss) profit from operations	(7,872)	(75,718)	91	(83,499)	1,729	(13)	257	1,973	(15)	873	858

Carrying amounts of total assets and liabilities included as part of the disposal group were as follows:
Total assets	12,357	—	—	12,357	831	—	—	831	—	—	—

Total liabilities	(4,485)	—	—	(4,485)	(2,024)	—	—	(2,024)	(1)	—	(1)

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, unless otherwise stated)
6 Other assets
     Prepaid expenses and other assets consisted of the following:

	December 31,	December 31,
	2007	2008
	Rmb	Rmb
Rental and utility deposits	372	146
Advance to staff	174	400
Prepayment for insurance	331	210
Prepayment for raw materials	56	—
Prepayment for decoration	—	134
Deposit in security account	495	—
Others	38	51

	1,466	941

7 Prepayment for land use right
     The land use right was acquired through the acquisition of the equity interest of Faster Group in 2007. The value of the land use right was determined based on the fair value of the lease as of the completion date of the acquisition of Faster Group. As of the date of this Annual Report, the Group is still in progress of obtaining the official land use right certificate from the relevant PRC authorities..
8 Property, plant and equipment, net

	December 31,	December 31,
	2007	2008
	Rmb	Rmb
Buildings	18,712	20,271
Plant and machinery	—	8,939
Computer equipment	1,766	509
Furniture, fixtures and office equipment	2,113	2,497
Motor vehicles	429	567

Total	23,020	32,783
Less: accumulated depreciation	(2,687)	(3,157)
Add: construction in progress	15,438	3,705

	35,771	33,331

     Depreciation for the year ended December 31, 2006, 2007 and 2008 amounted to Rmb693, Rmb668 and Rmb2,093, respectively.
9 Prepayment for acquisition of property, plant and machinery
     Prepayment for acquisition of property, plant and equipment mainly represented prepayments of Rmb4,525 made for acquisition of solar panel production line in Zhangzhou, China during 2008. The prepayment will be transferred to plant and machineries under property, plant and machinery once the legal ownership is obtained.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATIONS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, unless otherwise stated)
10 Other liabilities and accrued expenses

	December 31,	December 31,
	2007	2008
	Rmb	Rmb
Deposits received	531	4
Accrued salaries and staff benefits	1,350	367
Accrued liability for purchase of property, plant and equipment	14,767	81
Accrued filing fee	107	54
Accrued courier charges	327	—
Temporary receipt	1,308	—
Others	299	155

	18,689	661

11 Fair Value measurements
     The Company adopted SFAS No. 157 on January 1, 2008 for all financial assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis (at least annually). SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e. the “exit price”) in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and also considers assumptions that market participants would use when pricing the asset or liability. SFAS No. 157 also discusses valuation techniques, such as market, income and/or cost approaches and specifies a three-level hierarchy of valuation inputs that prioritizes the inputs to valuation techniques used to measure fair value.
Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.
Level 3: Unobservable inputs that reflect the reporting entity’s own assumptions.
The following represents the Company’s assets and liabilities measured at fair value on a recurring basis as of December 31, 2008 and the basis for that measurement:
Available-for-sales Securities

Significant
	Quoted Prices in Active	Other	Significant
	Markets for Identical	Observable	Unobservable	Balance as of
	Assets	Inputs	Inputs	December 31, 2008
	(Level 1)	(Level 2)	(Level 3)
	Rmb	Rmb	Rmb	Rmb
Hong Kong marketable equity securities	4,712	—	—	4,712

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATIONS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, unless otherwise stated)
11 Fair Value measurements (continued)
Warrant Liabilities

Significant
	Quoted Prices in Active	Other	Significant
	Markets for Identical	Observable	Unobservable	Balance as of
	Assets	Inputs	Inputs	December 31, 2008
	(Level 1)	(Level 2)	(Level 3)
	Rmb	Rmb	Rmb	Rmb

Warrant B	—	—	2,289	2,289

The Company holds investments in Hong Kong marketable securities, whose fair value are derived from quoted prices for identical securities on active markets. Additionally, as discussed in Note 16, the Company issued Warrant B to certain investors and recorded the warrants as liabilities in the consolidated balance sheets. The fair value of those warrants was derived based on valuation models such as the Binomial Model and Monte Carlo simulation which included significant unobservable Level 3 inputs.
The following represents the reconciliation of the beginning and ending balance of liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the year ended December 31, 2008:

Warrant Liability

Beginning balance at January 1, 2008	—
Total gains and losses (realized/unrealized):
Included in earnings	Rmb1,236
Included in other comprehensive income (loss)	—
Purchases, issuances and settlements	Rmb1,053
Ending balance at December 31, 2008	Rmb2,289
12 Stock-based compensation
     (a) Stock Option
     On October 10, 1996, the Company’s shareholders approved a stock option plan to grant options for a maximum of 200,000 shares (the “1996 Plan”). The 1996 Plan provides for a grant of options to employees, officers, directors and consultants of the Group. The 1996 Plan is administered by the board of directors (the “Board”) or a committee appointed by the Board, which determines the terms of an option’s grant, including the exercise price, the number of shares underlying the option and the option’s exercisability. The exercise price of all options granted under the 1996 Plan must be at least equal to the fair market value of such shares on the date of grant. The maximum term of options granted under the 1996 Plan is ten years.
     On September 5, 2000, the Company’s shareholders approved a stock option plan to grant options for a maximum of 400,000 shares (the “2000 Plan”). The 2000 Plan provides for a grant of options to employees, officers, directors and consultants of the Group. The 2000 Plan is administered by the Board or a committee appointed by the Board, which determines the terms of an option’s grant, including the exercise price, the number of shares subject to the option and the option’s exercisability. The exercise price of all options granted under the 2000 Plan must be at least equal to the fair market value of such shares on the date of grant. The maximum term of options granted under 2000 Plan is ten years.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, unless otherwise stated)
12 Stock-based compensation (continued)
     (a) Stock Option
     On October 20, 2005, the Company’s shareholders approved a stock option plan to grant options for a maximum of 1,000,000 shares (the “2005 Plan”). The 2005 Plan provides for a grant of options to employees, officers, directors and consultants of the Group. The 2005 Plan is administered by the Company’s compensation committee (the “Compensation Committee”), which determines the terms of an option’s grant, including the exercise price, the number of shares subject to the option and the option’s exercisability. The exercise price of all options granted under the 2005 Plan must be at least equal to the fair market value of such shares on the date of grant. The maximum term of options granted under the 2005 Plan is ten years.
     On December 22, 2006, the Company’s shareholders approved a stock option plan to grant options for a maximum of 1,000,000 shares (the “2006 Plan”). The 2006 Plan provides for a grant of options to employees, officers, directors and consultants of the Group. The 2006 Plan is administered by the Compensation Committee, which determines the terms of an option’s grant, including the exercise price, the number of shares subject to the option and the option’s exercisability. The exercise price of all options granted under the 2006 Plan must be at least equal to the fair market value of such shares on the date of grant. The maximum term of options granted under the 2006 Plan is five years.
     On October 19, 2007, the Company’s shareholders approved a stock option plan to grant options for a maximum of 1,000,000 shares (the “2007 Plan”). The 2007 Plan provides for a grant of options to employees, officers, directors and consultants of the Group. The 2007 Plan is administered by the Compensation Committee, which determines the terms of an option’s grant, including the exercise price, the number of shares subject to the option and the option’s exercisability. The exercise price of all options granted under the 2007 Plan must be at least equal to the fair market value of such shares on the date of grant. The maximum term of options granted under the 2007 Plan is five years.
     On December 12, 2008, the Company’s shareholders approved a stock option plan to grant options for a maximum of 1,500,000 shares (the “2008 Plan”). The 2008 Plan provides for a grant of options to employees, officers, directors and consultants of the Group. The 2008 Plan is administered by the Compensation Committee, which determines the terms of an option’s grant, including the exercise price, the number of shares subject to the option and the option’s exercisability. The exercise price of all options granted under the 2008 Plan must be at least equal to the fair market value of such shares on the date of grant. The maximum term of options granted under the 2008 Plan is five years.
     The Company grants stock options to its employees and certain non-employees under the Company’s stock option plans.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, unless otherwise stated)
12 Stock-based compensation (continued)
     A summary of the stock option activity for both employees and non-employees is as follows:

	Year Ended December 31,
	2006		2007		2008
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
		price		price		price
	Number of	(US$ per	Number	(US$ per	Number	(US$ per
	options	option)	of options	option)	of options	option)
Outstanding at beginning of year	570,000	1.68	1,565,000	2.66	2,053,000	2.98
Granted	1,030,000	3.18	1,000,000	3.25	2,410,000	2.00
Exercised	(35,000)	1.85	(437,000)	2.44	(16,666)	3.13
Forfeited	—	—	(75,000)	3.01	(93,000)	3.54

Outstanding at end of year	1,565,000	2.66	2,053,000	2.98	4,353,334	2.43

The weighted-average grant-date fair value of options granted during 2006, 2007 and 2008 was US$2.00, US$1.78 and US$1.17, respectively.
The following table summarizes information with respect to stock options outstanding and exercisable at December 31, 2006:

	Options outstanding			Options exercisable
		Weighted	Weighted		Weighted
		average	average		average
		remaining	exercise		exercise
	Number	contractual	price (US$	Number	price (US$
Date of grant	outstanding	life	per share)	exercisable	per share)

December 28, 1999	140,000	3 years	1.15	140,000	1.15
September 20, 2005	395,000	8.72 years	1.85	395,000	1.85
September 18, 2006	1,030,000	9.28 years	3.18	1,030,000	3.18

	1,565,000			1,565,000

The following table summarizes information with respect to stock option outstanding and exercisable at December 31, 2007:

				Options exercisable
	Options outstanding				Weighted
		Weighted	Weighted		average
		average	average		exercise
		remaining	exercise		price
	Number	contractual	price (US$	Number	(US$ per
Date of grant	outstanding	life	per share)	exercisable	share)
December 28, 1999	50,000	2 years	1.15	50,000	1.15
September 20, 2005	278,000	7.72 years	1.85	278,000	1.85
September 18, 2006	770,000	8.28 years	3.18	770,000	3.18
May 23, 2007	740,000	4.39 years	3.13	—	—
August 3, 2007	80,000	4.59 years	3.53	—	—
August 20, 2007	135,000	4.64 years	3.74	—	—

	2,053,000			1,098,000

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, unless otherwise stated)
12 Stock-based compensation (continued)
The following table summarizes information with respect to stock option outstanding and exercisable at December 31, 2008:

				Options exercisable
	Options outstanding				Weighted
		Weighted	Weighted		average
		average	average		exercise
		remaining	exercise		price
	Number	contractual	price (US$	Number	(US$ per
Date of grant	outstanding	life	per share)	exercisable	share)
December 28, 1999	50,000	1.00 years	1.15	50,000	1.15
September 20, 2005	278,000	6.72 years	1.85	278,000	1.85
September 18, 2006	770,000	7.28 years	3.18	770,000	3.18
May 23, 2007	693,334	3.39 years	3.13	219,991	3.13
August 3, 2007	80,000	3.59 years	3.53	26,665	3.53
August 20, 2007	72,000	3.64 years	3.74	23,998	3.74
July 28, 2008	130,000	4.57 years	4.08	—	—
November 10, 2008	870,000	4.86 years	2.04	—	—
December 30, 2008	1,410,000	5.00 years	1.79	—	—

	4,353,334			1,368,654

The aggregate intrinsic values for the share options outstanding and share options exercisable were both zero as of December, 31, 2008.
As of December 31, 2008, the weighted-average exercise price of options currently exercisable was US$2.84 and the weighted-average remaining contractual term of options currently exercisable was 6.18 years. As of December 31, 2008, the weighted-average exercise price of options currently outstanding was US$2.43 and the weighted-average remaining contractual term of options outstanding was 5.12 years.
As of December 31, 2008, the total compensation cost related to nonvested awards not yet recognized and the weighted-average period over which it is expected to be recognized is Rmb20,019 and 2.44 years.
During the years ended December 31, 2006, 2007 and 2008, there were no significant modifications to the options granted in the prior years.
     The options granted on December 28, 1999 were made pursuant to the 1996 Plan and were immediately exercisable. The options granted on September 20, 2005 included 60,000 options made pursuant to the 1996 Plan and 370,000 options made under the 2000 Plan, all of which were immediately exercisable. The options granted on September 18, 2006 included 30,000 options made pursuant to the 2000 Plan and 1,000,000 options made under the 2005 Plan, all were immediately exercisable. The 1,000,000 options granted on May 23, 2007, August 3, 2007 and August 20, 2007, respectively, were made pursuant to the 2006 Plan, and in each case one-third (1/3) of the options granted are not exercisable until one year after the date of grant and the remaining two-third (2/3) are not exercisable until two years after the date of grant.
     The 130,000 and 870,000 options granted on July 28, 2008 and November 10, 2008, respectively, were made pursuant to the 2007 Plan, and in each case one-third (1/3) of the options granted are not exercisable until one year after the date of grant, the second one-third (1/3) of the options granted are not exercisable until two years after the date of grant and the remaining one-third (1/3) are not exercisable until three years after the date of grant, respectively. The 1,410,000 options granted on December 30, 2008 were made pursuant to the 2008 Plan and one-third (1/3) of the options granted are not exercisable until one year after the date of grant, the second one-third (1/3) of the options granted are not exercisable until two years after the date of grant, and the remaining one-third (1/3) could not be exercisable until three years after the date of grant, respectively.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, unless otherwise stated)
12 Stock-based compensation (continued)
     The Company granted three groups of options to employees and non-employees during the year ended December 31, 2007. Pursuant to resolutions passed on May 23, 2007, August 3, 2007 and August 20, 2007, 780,000 options, 80,000 options and 140,000 options, respectively, were granted to certain directors and employees and certain consultants of the Group under the 2006 Plan.
     The Company granted two groups of options to employees and non-employees during the year ended December 31, 2008. Pursuant to resolutions passed on July 28, 2008 and November 10, 2008, 130,000 options and 870,000 options, respectively, were granted to certain directors and employees and certain consultants of the Group under the 2007 Plan.
     The Company granted a group of options to employees and non-employees during the year ended December 31, 2008. Pursuant to resolutions passed on December 30, 2008, 1,410,000 options were granted to certain directors and employees and certain consultants of the Group under the 2008 Plan.
Stock-based compensation to non-employees
     The Company granted 150,000 stock options under the 2005 Plan to certain consultants on September 18, 2006 for their advisory services provided to the Group. The options were fully vested and non-forfeitable. Accordingly, the Group recorded compensation expenses of Rmb2,393 for the fiscal year ended December 31, 2006, estimated using the Black Scholes option pricing model. All options granted to consultants were immediately exercisable after being granted.
     The Company granted 140,000 options, 80,000 options and 30,000 options under the 2006 Plan to certain consultants on May 23, 2007, August 3, 2007 and August 20, 2007, respectively, for their advisory services provided to the Group. Pursuant to the option agreement of the 2006 Plan, the vesting schedule is as follows: i) the first 1/3 of options granted will vest on the 1st anniversary of the grant date, ii) the remaining 2/3 will vest on the 2nd anniversary of the grant date in the continuous service with the Group from the grant date through the applicable date upon which vesting is scheduled to occur. There are 83,333 options under the 2006 Plan that were immediately exercisable as of December 31, 2008. The Company recorded compensation expenses of Rmb1,204 and Rmb52 for the fiscal years ended December 31, 2007 and, 2008, respectively, estimated using the Binominal option pricing model.
     The Company granted 130,000 options under the 2007 Plan to certain consultants on July 28, 2008 for their advisory services provided to the Group. Pursuant to the option agreement of the 2007 Plan, the vesting schedule is as follows: i) the first 1/3 of options granted will vest on the first (1st) anniversary of the grant date, ii) the second 1/3 of options granted will vest on the second (2nd) anniversary of the grant date, iii) the remaining 1/3 of options granted will vest on the third (3rd) anniversary of the grant date in the continuous service with the Group from the grant date through the applicable date upon which vesting is scheduled to occur. No options under the 2007 Plan are exercisable until July 27, 2009. The Company recorded compensation expenses of Rmb122 for the fiscal year ended December 31, 2008, estimated using the Binominal option pricing model.
     The Company granted 240,000 options under the 2008 Plan to certain consultants on December 30, 2008 for their advisory services provided to the Group. Pursuant to the option agreement of the 2008 Plan, the vesting schedule is as follows: i) the first 1/3 of options granted will vest on the first (1st) anniversary of the grant date, ii) the second 1/3 of options granted will vest on the second (2nd) anniversary of the grant date, iii) the remaining 1/3 of options granted will vest on the third (3rd) anniversary of the grant date in the continuous service with the Group from the grant date through the applicable date upon which vesting is scheduled to occur. No options under the 2008 Plan are exercisable until December 29, 2009.The Company recorded compensation expenses of Rmb2 for the fiscal year ended December 31, 2008, estimated using the Binominal option pricing model.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, unless otherwise stated)
12 Stock-based compensation (continued)
     The following assumptions were used in the Black-Scholes option pricing model in assessing the fair value of options granted to directors, employees or non-employees for the fiscal year ended December 31, 2006 and were used in the Binominal option pricing model in assessing the fair value of options granted to directors, employees and non-employees for the fiscal years ended December 31, 2007 and 2008. The assumptions include selecting several comparable from the market devoted to solar energy as reference to determine the volatility rate of the Company since the Group changed its business operation to the development of solar energy in 2007.

2006
Granted on
September 18, 2006
Average risk-free rate of return	4.833%
Weighted average expected option life	2 years
Volatility rate	121.62%
Dividend yield	—

	2007
	Granted on
	May 23, 2007	August 3, 2007	August 20, 2007
Average risk-free rate of return	4.480%	4.422%	4.269%
Volatility rate	72.33%	71.98%	74.97%
Dividend yield	—	—	—

	2008
	Granted on
	July 28, 2008	November 10, 2008	December 30, 2008
Average risk-free rate of return	3.393%	2.607%	1.508%
Volatility rate	76.32%	85.20%	86.57%
Dividend yield	—	—	—
     (b) Stock Purchase Warrants
     On July 2, 2007, the Company issued 100,000 and 100,000 warrants to purchase shares of Common Stock to two consultants for their advisory services provided to the Group, at an exercise price of US$4.00 and US$5.00 per share, respectively. With reference to the term of the warrant certificate, the exercisable period was 4 years commencing on the issue of the warrants. The warrants issued were fully vested immediately and Rmb3,023 was recorded as compensation expense in the consolidated statement of operations in 2007.
     On August 31, 2007, the Company issued 200,000 warrants to a consultant for its advisory services provided to the Group, at an exercise price US$5.00 per share. The warrants issued were fully vested immediately with an expiry date of August 30, 2008. On August 29, 2008, the Company amended to this warrant agreement, pursuant to which the expiration date of the warrants was extended from August 30, 2008 to September 1, 2010. The initial compensation cost recognized in the 2007 consolidated statements of operations was Rmb1,561, and the total incremental compensation cost resulting from the modifications was Rmb2,364 and was fully recognized in the 2008 consolidated statements of operations.
     The fair value of above-mentioned warrants is estimated on the date of issue using the Binomial Model using the following assumptions:

	2007	2007	2008

	July 2, 2007	August 31, 2007	August 29, 2008
Average risk-free rate of return	4.584%	4.06%	2.214%
Volatility rate	67.81%	76.51%	75.77%
Dividend yield	—	—	—

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, unless otherwise stated)
13 Net (loss) income per share
     Net (loss) income per share is calculated based on the weighted average number of shares of Common Stock issued and, as appropriate, diluted shares of Common Stock equivalents outstanding for each of the relevant years and the related loss amount. The number of incremental shares from assumed exercise of share options and warrants has been determined using the treasury stock method. Under the treasury stock method, the proceeds from the assumed conversion of options and warrants are used to repurchase Common Stock using the average fair value of those years.
     Basic and diluted net (loss) income per share has been calculated in accordance with SFAS No. 128 “Earnings per Share” for the years ended December 31, 2006, 2007 and 2008 as follows:

	Year ended December 31,
	* 2006	* 2007	2008
	Rmb	Rmb	Rmb
Net loss for the year	(114,586)	(7,111)	(53,918)

Net loss from continuing operations attributable to holders of Common Stock, basic and diluted	(31,087)	(9,084)	(54,776)

Net (loss) income from discontinued operations attributable to holders of Common Stock, basic and diluted	(83,499)	1,973	858

Weighted-average shares used in computing basic and diluted net loss per share	11,312	14,249	16,160

Net loss per share (in Rmb)
- Basic and diluted	(10.13)	(0.50)	(3.34)

Net loss per share from continuing operations (in Rmb)
- Basic and diluted	(2.75)	(0.64)	(3.39)

Net (loss) income per share from discontinued operations (in Rmb)
- Basic and diluted	(7.38)	0.14	0.05

*	Certain revenues and expenses were reclassified to discontinued operations for comparative purposes (see Note 5).

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, unless otherwise stated)
13 Net (loss) income per share (continued)
     For the three years ended December 31, 2006, 2007 and 2008, the number of shares used in the calculation of diluted net (loss) income per share is equal to the number of shares used to calculate basic earning (loss) per share as the incremental effect of share options would be antidilutive. The weighted average number of stock options which have not been included in the calculation of diluted net loss for continuing and discontinued operation per share for the years ended December 31, 2006, 2007 and 2008 were zero, 1,079 and 914, respectively.
14 Related party transactions
     The transactions with related parties were as follows:

	Year ended December 31,
	2006	2007	2008
	Rmb	Rmb	Rmb
Transactions with related parties

Subscription proceeds receivable from China Biotech (Note a)	29,422	—	—
Acquisition of Faster Group from China Biotech (Note b)	—	20,700	—
Prepayment for acquisition of property from ZMRE (Note c)	—	3,301	440
Receipt for acquisition of property from China Biotech (Note d)	—	—	7,302
Payment for acquisition of property on behalf of China Biotech (Note d)			5,000

Note
(a)	On November 27, 2006, the Company entered into a subscription agreement with China Biotech to issue 1,500,000 new shares of Common Stock and 2,000,000 warrants at US$2.50 and US$0.01 each, respectively. The total consideration was Rmb29,422. The transaction was completed on January 12, 2007 and the subscription proceeds were fully received by the Company on that same date. Following the completion of the transaction, China Biotech became the major shareholder of the Company by owning 24.74% of the total outstanding shares of the Company.

(b)	On November 8, 2007, the Company entered into an agreement with China Biotech, one of our major shareholders, to acquire Faster Assets and its subsidiary, which we refer to collectively as the Faster Group. We paid the Rmb20,700 consideration through the issuance of 782,168 shares of common stock and 1,000,000 shares of preferred stock and completed the acquisition in December 2007.

(c)	Zhangzhou Trendar Tech and Broad Shine,two wholly-owned subsidiaries of the Company, acquired four properties at a consideration of Rmb3,301 in total from Zhangzhou Merchants Real Estate Ltd. (“ZMRE”) on July 3, 2007 and October 22, 2007, respectively. On March 20, 2008, Broad Shine acquired one property for consideration of Rmb440 from ZMRE. China Merchant Group (“CMG”) is the ultimate holding company of China Biotech, and ZMRE is a subsidiary of CMG.

(d)	Prior to the acquisition (see Note 3), Faster Group had no business activities and its major asset was a right to purchase real property located in the Tangyang Industrial Zone of China Merchants Zhangzhou Development Zone, from China Merchants Zhangzhou Development Zone Ltd., or CMZDZ, for consideration of Rmb13,085, of which Rmb5,783 was born by the Faster Group and Rmb7,302 was committed by China Biotech. In 2008, the Group received Rmb7,302 from China Biotech and paid Rmb5,000 to CMZDZ. The remaining balance due to CMZDZ is Rmb8,085.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, unless otherwise stated)
14 Related party transactions (continued)
As of December 31, 2007 and 2008, the balances with related parties were as follows:

	December 31,
	2007	2008
	Rmb	Rmb
Balances with related parties:
Due from related parties Funds held by China Biotech for potential acquisition of technology and business in China (Note e)	5,612	5,282

	5,612	5,282

Due to related parties:
Due to China Biotech (Note f)	908	859
Due to CMZDZ (Note d)	5,783	8,085

	6,691	8,944

(e)	China Biotech has been the major shareholder of the Company since January 12, 2007. In view of China Biotech’s experience with acquisitions in China, the Group deposited HK$6,000 with China Biotech for the purpose of making potential acquisitions (with the assistance of China Biotech) of technology and businesses in China. There was no agreement signed for the funds deposited with China Biotech, and the Group can withdraw the funds without any restrictions.

(f)	The amount represented administrative expenses paid on behalf of Faster Assets and Shenzhen Helios Energy by China Biotech in China.
     The balances with related parties are unsecured and interest-free, and have no fixed terms of repayment.
15 Retirement benefits
     As stipulated by the regulations of the PRC, the PRC subsidiaries are required to make contributions to the retirement fund organized by the PRC government at the rate of 20% of the base salaries of their staff. Employees of the Group in Hong Kong have joined the Mandatory Provident Fund (“MPF”) Scheme which is also a defined contribution plan. The monthly contribution to the MPF Scheme is calculated based on the rules set out in the MPF Ordinance in Hong Kong, which is 5% of the relevant income of the employee with a specific ceiling. Contributions made in connection with the mandatory fund, which are expensed as incurred, were Rmb546, Rmb390 and Rmb672 for the years 2006, 2007 and 2008, respectively. The PRC subsidiary has no obligation for the payment of pension benefits beyond the annual contributions described above.
16 Common stock
     On November 8, 2007, the Group entered into a sale and purchase agreement with China Biotech to acquire the entire equity interest of Faster Group held by China Biotech for consideration of Rmb20,700. The consideration was settled by issuance of 782,168 shares of Common Stock and 1,000,000 shares of Preferred Stock (see Note 17 for details of Preferred Stock) on December 10, 2007. The value of the Common Stock was determined using the average Company closing price of beginning thirty days prior to July 5, 2007, the date when the acquisition was agreed.
     In October 2007, 1,000,000,000 authorized shares of Common Stock are re-designated as Preferred Stock.
     Other than the above, 437,000 shares of Common Stock were issued upon exercise of stock options during the year ended December 31, 2007.
     On September 23, 2008, the Company entered into a Securities and Purchase Agreement with certain investors for a private placement transaction. Pursuant to the transaction, the Company issued (i) 498,338 shares of common stock, (ii) 249,170 warrants to purchase common stock at an exercise price of US$6.00 per share (“Warrant A”) and (iii) 1,277,136 warrants to purchase common stock at an exercise price of US$0.01 per share (“Warrant B”) for a total net cash proceeds of US$1,364 (Rmb9,365). Warrant A is exercisable within five years after its initial issuance through either physical or net settlement. Warrant B is exercisable upon the occurrence of certain price reset protections or dilutive events. Warrant B also includes a potential cash settlement feature that is outside the Company’s control.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, unless otherwise stated)
16 Common stock (continued)
     According to EITF 00-19 “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in a Company’s Own Stock”, the Company determined that Warrant B was a liability instrument and further recorded its fair value at issuance equaled to US$154 (Rmb1,053) as warrant liability in the consolidated balance sheet. Warrant B was further remeasured at December 31, 2008 with the change in fair value of US$185 (Rmb1,263) recorded in the consolidated statements of operations. The remaining proceeds of the private placement were then recorded in the consolidated balance sheet between common stock and additional paid in capital based on the relative fair value of the common stock and Warrant A.
     Other than the above, 16,666 shares of the options granted under 2006 Option Plan were exercised and total cash proceeds received is Rmb358 in 2008.
17 Series A non-convertible and non-redeemable Preferred Stock
     The 1,000,000 shares of Preferred Stock issued in 2007 were recorded at par value of Rmb77 which was determined based on the difference between Rmb20,700 and fair value of Common Stock.
     The rights, preferences and privileges with respect to the Preferred Stock are as follows:
•	Voting right

The 1,000,000 shares of Preferred Stock have an aggregate voting power of 25% of the combined voting power of the Company’s shares, Common Stock and Preferred Stock.

•	Dividends

The holder is entitled to receive dividends only as, when and if such dividends are declared by the Board with respect to shares of Preferred Stock.

•	Liquidation preference

In the event of any distribution of assets upon any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, after payment or provision for payments of the debts and other liabilities of the Company, the holder is entitled to receive out of assets of the Company, whether such assets are capital, surplus or earnings, an amount equal to the consideration paid by him for each such share plus any accrued and unpaid dividends with respect to such shares of Preferred Stock through the date of such liquidation, dissolution or winding up.

•	Redemption

The issuer has no right to redeem the Preferred Stock.

•	Non-convertible
18 Available-for-sale securities
     The available-for-sale securities as of December 31, 2007 and 2008 were Hong Kong marketable equity securities.
     The following is a summary of available-for-sale securities:

	December 31,
	2007	2008
	Rmb	Rmb
Cost of available-for-sale securities	37,235	19,925
Unrecognized gain (loss)	7,573	—
Impairment of available-for-sales securities	—	(15,213)

Fair value of available-for-sale securities	44,808	4,712

19. Overdraft from security account
     The overdraft from security account as of December 31, 2008 amounted to Rmb1,499 and related to our accounting used to invest in Hong Kong marketable equity securities.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, unless otherwise stated)
20 Contingencies and commitments
     (a) Operating lease commitments
     As of December 31, 2008, the Group had future aggregate minimum lease payments under non-cancelable operating leases as follows:

As of December 31,	Rmb
2009	471
2010	276
2011	166
2012 and thereafter	202

Total	1,115

     Rent expenses for the years ended December 31, 2006, 2007 and 2008 amounted to Rmb759, Rmb1,439 and Rmb1,505 respectively.
     (b) Capital commitments for construction in progress
     On September 7, 2007, China Merchants Zhangzhou Development Zone Trenda Solar Ltd. (“Zhangzhou Trenda”), a wholly-owned subsidiary of the Group, entered into a cooperation contract with China Solar Energy Group Limited (“China Solar”), an independent third party, to purchase the SnO2 solar base plates production lines at an aggregate price of US$8,000 (equivalent to Rmb58,357) for four SnO2 production lines. Half of the price for each production line is to be paid in accordance with each delivery. The remaining 50% payment of each production line will be made by the Group upon successful installation of the production lines as well as meeting the requirements for production. The Group’s first SnO2 solar base plant produce line shipped to Zhangzhou Trenda and concluded its installation and testing in December 2008. Due to the inherent deficiencies of the first production line, the Group and China Solar agreed to reduce the price from US$2,000 to US$1,000 for the first SnO2 solar base plate production line. The Group paid US$1,000 to China Solar in 2008. As of December 31, 2008, the remaining capital commitment for construction in progress is US$6,000. Pursuant to the cooperation contract, Zhangzhou Trenda has the right to terminate the purchase of the remaining three SnO2 production lines in the event that the first production line fails to manufacture the products with quality satisfactory to the standard mutually agreed in the cooperation agreement.
     On October 23, 2008, Sinofield Group Limited, a wholly-owned subsidiary of the Company, entered into a provisional contract with Xinhua Gold Net International Company Limited (the “Supplier”) to purchase one Vetrogrid® Photovoltaic Production Line, including right of using its related licensed patents and proprietary technologies, technical and training service, at price of US$7,000. The Group paid US$659 to the Supplier as deposit fund in November 2008. The production line is currently in process of test running in the plant located at Zhangzhou Development Zone. As of December 31, 2008, the remaining capital commitment for this construction in progress was US$6,341. Pursuant to the provisional contract, the deposit shall be refunded to the Group in the event that the production line fails to meet the agreed performance standard. Prior to conclusion of the test running mutually agreed by parties, a definitive contract regarding the purchase and sale of the production line will not be executed or delivered.
21 Restricted net assets
     Under PRC laws and regulations, there are certain restrictions on the Company’s PRC subsidiaries with respect to transferring certain of their net assets to the Company either in the form of dividends, loans, or advances. Amounts restricted include paid up capital and reserves of the Company’s PRC subsidiaries with positive net asset, totaling approximately Rmb24,164 as of December 31, 2008. There are Rmb17,412 restricted as of December 31, 2007.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATIONS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, unless otherwise stated)
22 Segment information
     Prior to the discontinuation of the IT Operations in 2008, the Company was operating two business segments: the IT operations and the Solar Energy Operations. The Company’s business segments are determined based on the nature of the business engaged. Following the discontinuation of the IT Operations in 2008, the Solar Energy Operations is the sole business and segment of the Group.
     The chief operating decision maker evaluates the segment’s performance based upon, operating income or loss and allocates resources between segments. Such measure is then adjusted to exclude items that are of a non-recurring or unusual nature. Management believes such discussions are the most informative representation of how management evaluates performance.
     Below represents summarized financial information for the Solar Energy Operations which represent the Group’s continuing operations for 2008, 2007 and 2006 as well as for the IT and Nutraceutical Operations, which represent the discontinued operation of the Group:

				Net
				identifiable	Depreciation
		Operating		assets/	and	Capital
	Revenues	loss	Assets	(liabilities)	amortization	expenditures
	Rmb	Rmb	Rmb	Rmb	Rmb	Rmb

2008
Solar Energy Operations	10	(4,334)	43,009	31,494	1,679	7,044
Corporate*	—	(20,004)	17,171	9,657	504	47

Sub-total	10	(24,338)	60,180	41,151	2,183	7,091
Discontinued operation-IT Operations	—	—	2,439	1,079	—	16

Group	10	(24,338)	62,619	42,230	2,183	7,107

2007
Solar Energy Operations	—	(1,073)	55,761	32,007	138	36,873
Corporate*	—	(23,422)	57,019	47,148	326	960

Sub-total	—	(24,495)	112,780	79,155	464	37,833
Discontinued operation-IT Operations	—	—	3,108	1,034	—	74

Group	—	(24,495)	115,888	80,189	464	37,907

2006
Corporate	—	(30,785)	58,193	49,607	283	77

Sub-total	—	(30,785)	58,193	49,607	283	77
Discontinued operation —Nutraceutical Operations	—	—	1,964	(789)	—	968
Discontinued operation-IT Operations	—	—	4,594	1,822	—	81

Group	—	(30,785)	64,751	50,640	283	1,126

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, unless otherwise stated)
22 Segment information (continued)

*	The detail of corporate/unallocated items including mainly staff costs, legal and professional fees are as follows:.

	2006	2007	2008
	Rmb	Rmb	Rmb

Selling expenses	—	—	—
Unallocated general and administrative expenses	(30,785)	(23,422)	(20,004)

Operating loss	(30,785)	(23,422)	(20,004)

Cash and cash equivalents	1,689	5,129	1,688
Available-for-sale securities	19,867	44,808	4,712
Due from related parties	35,664	5,612	5,282
Prepayment for acquisition of property, plant and equipment	—	—	4,525
Other assets	972	1,470	963
Due to related parties	(59)	(6,008)	(176)
Deferred tax liabilities	—	(1,325)	—
Overdraft from security account	—	—	(1,499)
Warrant liabilities	—	—	(2,289)
Other liabilities	(8,526)	(2,538)	(3,549)

Net identifiable assets/ (liabilities)	49,607	47,148	9,657

The Group was engaged in the sale and marketing of solar plates to a wide range of industries and end users within the PRC. All of the Group’s revenue is derived from sales to customers located in the PRC.
     The Group operates mainly in the PRC as such, all long-lived assets are located in the PRC and all revenues are generated with the PRC.
     Segment assets consist primarily of cash and cash equivalents, inventories, trade receivables, other assets and fixed assets. Segment liabilities comprise of operating liabilities.
23 Subsequent events
1. Disposal of IT operations
     On December 29, 2008, the Company entered into a sale and purchase agreement to sell Jingle Group to Sentron Enterprises Limited, an independent party for cash consideration of HK$200. Jingle Group provides network security solutions and distribution channels in China. The disposal of Jingle Group was completed on February 16, 2009.
2. Offering of US$10 million convertible notes of CGHL, wholly-owned subsidiary of the Company, to CMTF Private Equity One
     On April 28, 2009, the Company, China Green Industry Group Ltd. and China Green Holdings Ltd. (“CGHL”), a wholly-owned subsidiary of the Company, and CMTF Private Equity One entered into a subscription agreement. Pursuant to the subscription agreement, CGHL issued to CMTF Private Equity One a convertible note in a principal amount of US$10 million with three-year maturity and an interest rate equal to the Hong Kong Prime Rate (the “Convertible Note”). The Convertible Note is, at the holder’s option, either (a) convertible into the outstanding ordinary shares of CGHL, or (b) exchangeable for the Company’s common stock. On May 12, 2009, CGHL received US$10 million and closed the offering of the Convertible Note in a principal amount of US$10 million.