Form 20-F
period 2009-12-31
CHINA TECHNOLOGY DEVELOPMENT GROUP CORP
filed 2010-06-30
CIK 1027454

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
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
Unit 1010-1011, 10/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central, Hong Kong

(Address of principal executive offices)
Tairan Guo, Acting Chief Financial Officer
Telephone: (852)31128461; Fax: (852)31128410; E-mail: tairan.guo@chinactdc.com
Unit 1010-1011, 10/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central, Hong Kong

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
None

(Title of Class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 19,300,390 shares of Common Stock and 1,000,000 shares of Preferred Stock.
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
This Annual Report on Form 20-F includes our audited consolidated financial statements as of December 31, 2008 and 2009 and for each of the years in the three-year period ended December 31, 2009.
Our common stock, par value US$0.01 per share, is listed on the Nasdaq Capital Market, or Nasdaq, under the symbol “CTDC”.
Except as otherwise required, in this Annual Report:
•	“CTDC”, the “Company”, “us” or “we” refer to China Technology Development Group Corporation and the “Group” refers to the Company and all of its subsidiaries as a whole. The term “you” refers to holders of our common stock and/or preferred stock;

•	“Hong Kong” and the “Government” refer to the Hong Kong Special Administrative Region of the People’s Republic of China and its government, respectively;

•	“China” and the “Chinese government” refer to the People’s Republic of China, or PRC, and its government, respectively; and

•	All references to “Renminbi,” or “Rmb” are to the legal currency of China, all references to “U.S. dollars,” “dollars,” “$” or “US$” are to the legal currency of the United States and all references to “Hong Kong dollars” or “HK$” are to the legal currency of Hong Kong. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.
For your convenience, this Annual Report contains translations of Renminbi amounts into U.S. dollar amounts. Unless otherwise indicated, the translations have been made at Rmb6.82702 = US$1.00, which was the noon buying rate in New York City for cable transfers in Renminbi as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2009. See Item 3 “Key Information — Selected Financial Data — Exchange Rate Information” for historical information regarding this noon buying rate. You should not construe these translations as representations that the Renminbi amounts actually represent such U.S. dollar amounts or could have been or could be converted into U.S. dollars at the rate indicated or at any other rates.
This Annual Report contains “forward-looking statements,” as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on our current expectations, assumptions, estimates and projections about our Company, our industry, economic conditions in the markets in which we operate, and certain other matters. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate”, “believe”, “estimate”, “expect”, “intend”, “will”, “project”, “seek”, “should” and similar expressions. Those statements include, among other things, the discussions of our business strategy and expectations concerning our market position, future businesses and operations, margins, profitability, liquidity and capital resources. These statements are subject to known and unknown risks, uncertainties and other factors, which may cause actual results or outcomes to differ materially from those implied by the forward-looking statements. Important factors that may cause actual results or outcomes to differ from those implied by the forward-looking statements include, but are not limited to, those discussed in the Item 3.D “Risk Factors”, Item 4. B “Business Overview” and Item 5 “Operating and Financial Review and Prospects” sections in this Annual Report. In light of these and other uncertainties, you should not conclude that the results or outcomes referred to in any of the forward-looking statements will be achieved. All forward-looking statements included in this Annual Report are based on information available to us on the date hereof, and we do not undertake to update these forward-looking statements to reflect future events or circumstances.
This Annual Report includes statistical data about our industry that comes from information published by third party sources, including financial analysts’ reports, governmental websites and industry research papers. This type of data represents only the estimates of those sources of industry data. In addition, although we believe that data from these companies and institutions is generally reliable, this type of data is inherently imprecise. We caution you not to place undue reliance on this data.

PART I
Item 1. Identity of Directors, Senior Management and Advisers
     Not Applicable.
Item 2. Offer Statistics and Expected Timetable
     Not Applicable.
Item 3. Key Information
A. Selected financial data.
The following selected consolidated statement of operations data for the years ended December 31, 2007, 2008 and 2009 and the selected consolidated balance sheet data as of as of December 31, 2008 and 2009 have been derived from our audited consolidated financial statements included elsewhere in this Annual Report. The following selected consolidated statements of operations data for the years ended December 31, 2005 and 2006 and the selected consolidated balance sheet data as of December 31, 2005, 2006 and 2007 have been derived from our audited consolidated financial statements not included in this Annual Report. The selected consolidated financial data should be read in conjunction with those financial statements and the accompanying notes and Item 5. “Operating and Financial Review and Prospects” below. Our audited consolidated financial statements are prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future periods.

	(Amounts in thousands, except share and per share data)
	Year Ended December 31,
	2005	2006	2007	2008	2009	2009
	Rmb(1)	Rmb(1)	Rmb(1)	Rmb(1)	Rmb(1)	US$
Consolidated Statement of Operations Data:
Revenues	—	—	—	10	—	—
Cost of sales	—	—	—	20	—	—

Gross loss	—	—	—	(10)	—	—
Operating loss	(13,407)	(30,785)	(24,495)	(24,338)	(32,331)	(4,736)
Other income (expense) :
Interest income	226	182	827	79	7	1
Finance costs	—	—	—	(475)	(5,799)	(849)
(Loss) gain on disposal of available-for-sale securities	(2,596)	(488)	15,405	(14,049)	111	16
Impairment on available-for-sale securities	—	—	—	(15,213)	—	—
Impairment on other investments	—	—	—	—	(571)	(84)
Dividend income from available-for-sale securities	115	4	58	48	71	10
Change in fair value of derivative embedded in convertible note	—	—	—	—	(5,040)	(738)
Change in fair value of warrants and option rights	—	—	—	(1,236)	3,798	556
Loss on debt extinguishment	—	—	—	—	(3,434)	(503)
Subsidies from government	—	—	—	—	600	88
Exchange loss	—	—	(482)	(268)	(218)	(32)
Others, net	—	—	(7)	(36)	(2)	—
Loss from continuing operations	(15,662)	(31,087)	(9,084)	(54,776)	(42,696)	(6,255)
(loss) profit from discontinued operations	(3,870)	(83,499)	1,973	858	4,227	619
Net loss	(19,532)	(114,586)	(7,111)	(53,918)	(38,469)	(5,636)
Net loss per share	(2.67)	(10.13)	(0.50)	(3.34)	(2.42)	(0.35)
Net loss per share from continuing operations	(2.14)	(2.75)	(0.64)	(3.39)	(2.68)	(0.39)
Net (loss) earnings per share from discontinued operations	(0.53)	(7.38)	0.14	0.05	0.26	0.04
Basic weighted average common shares outstanding:	7,326,497	11,311,888	14,249,051	16,160,172	15,927,168	15,927,168

	(Amounts in thousands, except share data)
	As of December 31,
	2005	2006	2007	2008	2009	2009
	Rmb	Rmb	Rmb	Rmb	Rmb	US$
Consolidated Balance Sheet Data:
Total assets	117,849	64,751	115,888	62,619	119,435	17,494
Total liabilities	13,626	14,111	35,699	20,389	21,734	3,184
Shareholders’ equity	98,708	50,640	80,189	42,230	97,701	14,310
Number of common shares issued and outstanding	11,274,497	13,809,497	15,028,665	15,543,669	19,300,390	19,300,390

(1)	During 2005, we disposed of the Zhuhai branch of Beijing BHL Networks Technology Co., Ltd, or BBHL. Our management approved the disposal of our entire nutraceutical operations in April 2007. In April 2008, we disposed of Green Energy Industry Ltd, including its subsidiaries Fullwing Ltd and Margot Ltd, to Harvest Time International Holding Ltd, an independent third party, for cash consideration of HK$10,000. In December 2008, we entered into a sale and purchase agreement to sell our wholly-owned subsidiary Jingle and its subsidiaries, BHLNet and BBHL, which we refer to collectively as the Jingle Group, to Sentron Enterprises Limited, an independent party, for cash consideration of HK$0.2 million. During 2008, we regarded Jingle Group as discontinued operations pursuant to Accounting Standard Codification 205-20 (formerly refer to SFAS 144 “Discontinued operations”). We reported the operating results of these businesses from the beginning of the year up to the date of disposal and the loss resulted from the disposal are reported in the year of disposal as discontinued operations (see Note 5 to our audited consolidated financial statements included elsewhere in this Annual Report). To conform to the presentation of the current year, we reclassified the comparative operating results of the discontinued operations for the years ended December 31, 2005, 2006, 2007, 2008 and 2009 as discontinued operations.
Exchange Rate Information
We normally maintain our financial statements in Renminbi for our PRC operating subsidiaries, as our business is primarily conducted in China and the Renminbi is China’s local currency. In July 2005, the Chinese government changed its policy of pegging the value of the Renminbi to the U.S. dollar. This revaluation of the Renminbi was based on a conversion of Renminbi into U.S. dollars at an exchange rate of US$1.00=Rmb8.11. Under the new policy, the Renminbi is permitted to fluctuate within a band against a basket of foreign currencies. This change in policy resulted initially in an approximately 2.0% appreciation in the value of the Renminbi against the U.S. dollar and could result in further and more significant appreciation or depreciation. The Chinese government recently signaled a return to a managed appreciation of the Renminbi against the dollar. Although we generate substantially all of our revenue in Renminbi, our U.S. dollar cash deposits are subject to foreign currency translation.
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

	Average(1)	High	Low	Period-end
		(Rmb per US$1.00)
2004	8.2768	8.2774	8.2764	8.2765
2005	8.1472	8.2765	8.0702	8.0702
2006	7.9579	8.0702	7.8041	7.8041
2007	7.5806	7.7714	7.2946	7.2946
2008	6.9193	7.1818	6.7899	6.8225
2009	6.8311	6.8895	6.7753	6.8270
December 2009	6.8277	6.8300	6.8253	6.8270
January 2010	6.8271	6.8277	6.8264	6.8268
February 2010	6.8292	6.8346	6.8260	6.8260
March 2010	6.8263	6.8271	6.8255	6.8259
April 2010	6.8258	6.8275	6.8239	6.8252
May 2010	6.8279	6.8315	6.8252	6.8279

(1)	Annual averages are calculated by averaging the rates on the last business day of each month during the relevant year.
On May 31, 2010, the noon buying rate in New York City for cable transfers in Renminbi as certified for customs purposes by the Federal Reserve Bank of New York was Rmb6.8279 = US$1.00.
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
Risks Related to Our Company and Our Industry
Our business strategy has evolved significantly over time, and our limited operating history in the solar business may not serve as an adequate measure for our future results of operations.
We have limited experience in the solar business in which we are currently engaged. We were formed in 1995 and have engaged in a number of different businesses, including sanitary wares and ceramic tiles manufacturing, Internet-related business and nutraceutical-related business. We launched our solar energy business in September 2007, completed the installation of our first SnO2 thin-film base plate production line in June 2008 and made our first commercial shipment of solar base plates in December 2008. Our technology for SnO2 base plates manufacturing is in its early stages, and we did not successfully ramp up the production line to its full capacity as we expected, which resulted in no sales of the SnO2 base plates in 2009. In 2010, we commenced the establishment of a new factory to produce solar modules, and we cannot yet ascertain when we will deliver the first commercial shipment of the modules. In addition, we intend to enter into the advertising and media business through our pending acquisition of Xintang Media Technology (Beijing) Limited. Our historical operating results do not reflect our current focus on the solar industry and, as such, do not provide a meaningful basis for evaluating our current or planned businesses or our future prospects. Accordingly, despite our 15-year history, you should consider our business and prospects in light of the risks, expenses and challenges that we face as an early-stage company seeking to develop and manufacture new products in the rapidly evolving solar industry and, upon completion of the Xintang acquisition, to enter into China’s advertising and media industry. Accordingly, you should not rely on our results of operations for any prior periods as an indication of our future performance.

We have incurred significant operating losses, and we do not know whether we will ever achieve or sustain profitability.
We have incurred significant operating losses in the preceding five years as follows:

Operating loss
Year	(in thousands of Rmb)
2005	(13,407)
2006	(30,785)
2007	(24,495)
2008	(24,338)
2009	(32,331)
Our solar business generated no revenues in 2007, de minimis revenues in 2008 and no revenues in 2009. During those years, we have expended and anticipate that we will continue to expend significant financial and other resources in order to construct, start-up, test-run and ramp up our solar business. The rapidly evolving markets in which we operate our solar business make it difficult for us to predict our future performance. Our ability to achieve profitability in the future is uncertain and will depend largely on the successful commercialization of our solar products. If we fail to operate our production lines up to their designed capacity, or if our construction and ramp-up costs significantly exceed our original budget, our results of operations will be materially adversely affected. We cannot accurately estimate our future operating losses because our revenues, gross margins and operating results may fluctuate significantly due to, among other things:
•	the need to procure additional equipment at reasonable cost and on a timely basis;

•	the need to raise additional funds to finance the construction and ramp-up of production lines, which we may be unable to obtain on reasonable terms or at all;

•	product upgrading or updating by us or our competitors;

•	our competitors’ price changes;

•	our research and development and marketing activities;

•	our acquisition costs of new technology or businesses;

•	employee wage pressure arising from increased competition for skilled employees and increased governmental staff welfare regulations; and

•	extraordinary costs incurred for any acquisitions or reductions in force.
Our operating results could be materially adversely affected by any of these factors, or by additional factors of which we are currently unaware. As a result, we do not know whether we will ever achieve or sustain profitability.
We expect that we will need to obtain additional financing to continue to operate our solar business, including significant capital expenditures to increase our production capacity. If we cannot obtain additional financing when we need it, our growth prospects and results of operations for our solar business may be materially adversely affected.
We have in the past experienced substantial losses and negative cash flow from operations, and we expect that we will continue to need significant financing to operate our solar business. In particular, we expect that we will require significant additional capital to expand the manufacturing capacity of our solar production lines. We will also need cash resources to fund our solar research and development activities in order to remain competitive in the marketplace. In addition, future acquisitions, expansions, market changes or other developments may cause us to require additional financing. Our ability to obtain external financing in the future is subject to a number of uncertainties, including:

•	the trading price of our common stock on Nasdaq;

•	our future financial condition, results of operations and cash flows;

•	general market conditions for financing activities by companies in the solar industry; and

•	economic, political and other conditions in China and elsewhere.
We do not know whether additional financing will be available or whether the terms of such additional financing, if available, will be acceptable to us. If additional financing is not available or not available on terms acceptable or favorable to us, our ability to fund our solar business, expand our solar manufacturing operations, maintain our solar research and development efforts or otherwise respond to competitive pressures may be significantly impaired. If we are required to pay higher than anticipated costs for additional financing, our results of operations or financial condition may be materially adversely affected. In addition, we could be required to make operating and financial covenants that would restrict our operations. If new shares are issued for equity financing or acquisition purposes, interests of existing shareholders will be diluted.
We may not be able to implement our growth strategy and manage our planned solar business expansion effectively.
We anticipate growth in market demand for our photovoltaic, or PV, products in the future, which will require us to continue to expand our business to capture emerging market opportunities and increase our penetration and market share. Our growth strategy requires us to introduce additional solar products through partnerships, joint ventures and acquisitions, including products for which there are no established markets in China and products with respect to which we lack experience and expertise. We do not know whether we will be able to deliver new solar products on a commercially viable basis or in a timely manner, or at all. Any failure in implementing our growth strategy could materially adversely affect our business, financial condition and results of operations.
To manage this potential expansion of our solar business operations and to enter into China’s advertising and media industry, we will need to improve our operational and financial systems, internal procedures and risk control system, increase our manufacturing throughput, and recruit, train and manage our employee base, especially our engineering and manufacturing operation management team. In addition, our management must maintain and strengthen our relationship with our suppliers, strategic partners, customers and local governments. We do not know whether our current and planned systems and internal controls will be adequate to support our planned expansion. If we are not able to manage our business expansion effectively, we will not be able to execute our business strategy or capitalize on market opportunities, and our results of operations would be adversely affected.
We may not be able to compete successfully in a competitive solar market against competitors with greater resources and more advanced technologies.
Many of our competitors in the solar industry have one or more of the following advantages over us:
•	longer operating history;

•	greater financial, technological, marketing, sales and other resources;

•	profitable operations;

•	superior product functionality in certain areas;

•	greater name recognition;

•	a broader range of products to offer; and

•	a larger base of customers.
Current and potential competitors have established, or may establish, cooperative relationships among themselves or with third parties to enhance their sales, which may result in increased competition. As a result of these and other factors, we may be unable to compete successfully with our existing or new competitors. As a result of China’s entrance into the World Trade Organization, or WTO, more and more foreign companies are entering into the Chinese markets, which has resulted in greater competition in China’s developing solar industry.

Our primary competitors in the manufacture of transparent conductive oxide, or TCO, glass are AFG, Asahi and Pilkington, all of which are leading glass producers with established market positions. Our primary competitors in the manufacture of solar modules include Suntech Power Holdings, Trina Solar Limited and Yingli Green Energy Holding Company Limited, all of which have greater name recognition than our Company. In addition, we expect to compete with future entrants to the solar market that offer new technological solutions. We may also face competition from large semiconductor manufacturers, a few of which have already announced their intention to enter the solar business.
We may not be able to keep pace with the rapid technological changes in the solar market, new competition, and new product developments.
The markets in which our solar business is involved are characterized by ongoing technological developments, evolving industry standards and rapid changes in customer requirements. The solar energy market is at a relatively early stage of development and the extent to which solar products will be widely adopted is uncertain. Our success will depend on our ability to:
•	provide a broad range of reliable solar products at the lowest cost;

•	timely develop and introduce new products incorporating technological advances;

•	respond promptly to new customer requirements;

•	comply promptly with evolving industry standards;

•	control delays and cost overruns due to external factors beyond our control, such as increases in raw materials prices and problems with equipment vendors;

•	qualify for available government subsidies and incentives to support the development of the solar energy industry; and

•	execute our business strategy and expansion plan effectively.
We may be unable to generate sales if demand for our solar products does not develop or takes longer to develop than we currently expect.
The solar power market is at an early stage of development and the extent of acceptance of solar energy technology and products is uncertain. The demand for our solar products in China may take longer to develop than we currently expect. There are many factors that could affect the demand for solar products, including:
•	cost-effectiveness of solar products compared to non-alternative energy products;

•	availability of government subsidies and incentives to support the development of the solar industry;

•	breakthroughs in other alternative energy technologies, such as wind power and biomass;

•	price changes of conventional energy sources, such as oil and coal; and

•	capital expenditures by solar products purchasers, which have decreased during the current economic recession.
The occurrence or continuance of any of the foregoing may have a material adverse effect on our business, results of operations and financial condition.
If we are unable to attract, train and retain a skilled labor force, our business may be materially adversely affected.
Our future success depends significantly on our ability to attract, train and retain a skilled labor force, particularly our technical personnel and executive officers. Recruiting and retaining capable personnel, particularly those with expertise in the solar industry and operation management, are vital to our success. If one or more of our executive officers or key technical persons are unable or unwilling to continue their employment, we may not be able to replace them in a timely and effective manner. In that event, our business could be severely disrupted and we may incur significant expense to recruit and retain replacements. Furthermore, one or more of our current key employees could join our competitors or form a new competitive company. Although we have entered into non-competition and confidentiality agreements with a number of these key employees, these types of agreements may not be enforceable in China and our business may be materially adversely affected by breach of any of these agreements.
We plan to acquire new businesses, products and technologies in the solar industry. We may not be able to complete these acquisitions or effectively integrate any acquired businesses, products and technologies into our Company.
The solar industry is highly competitive and has experienced a significant amount of consolidation, and we expect this trend to continue. We plan to acquire or make investments in complementary companies, products and technologies in future.
In October 2009, we entered into a stock purchase agreement with China Technology Solar Power Holdings Limited, or CTSPHL Group, and its direct and indirect shareholders to acquire a 51% equity interest in CTSPHL Group. CTSPHL Group is developing a 100 megawatt grid-connected solar power plant project in Delingha City located in Qaidam Basin in Qinghai Province, Northwestern China. Upon execution of the stock purchase agreement, we paid US$3 million in cash to CTSPHL Group as a deposit for the transaction. As the date of this Annual Report, the Chinese government has not determined the specific subsidies and incentives for on-grid solar energy applications for Qinghai Province, which resulted in difficulties in determining the fair value of the solar power plant. An independent valuation report in respect of CTSPHL Group and its business is one of conditions precedent to complete the transactions. Accordingly, this acquisition has not been completed and we do not know when, if ever, this acquisition will be completed.
Any acquisitions or strategic investments that we make will involve a number of risks, and we may not realize the expected benefits of these transactions. As a result, we may lose all or a portion of our investment. In the event that an acquired company does not perform as anticipated, we could be required to incur a significant impairment of goodwill and other acquired assets. Any impairment of goodwill and other acquired assets may adversely and materially affect our results of operations and financial condition. We may finance these transactions by using our available cash and/or issuing common stock, which could result in significant acquisition-related charges to earnings and dilution to our shareholders. Moreover, we may incur or assume the acquired company’s liabilities, including liabilities that are unknown at the time of acquisition, which may result in a material adverse effect on financial condition, results of operations and prospects.
We may encounter problems integrating any acquired businesses, including:
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

We intend to enter into the advertising and media business through our pending acquisition of Xintang Media Technology (Beijing) Limited. We may not complete the Xintang acquisition, and we have no experience in the advertising and media business.
In April 2010, we entered into a cooperation framework agreement with Xintang Media Technology (Beijing) Limited, or Xintang, its shareholders and associated companies, pursuant to which we intend to acquire Xintang. Xintang is a Chinese company and conducts advertising and media business in China. Xinhua News Agency has granted Xintang exclusive rights to operate an advertising network and other relevant value-added business using flat-panel displays installed in lobbies, offices, elevators and other public areas in governmental buildings in certain provinces in China. As of the date of this Annual Report, we have paid Rmb10.5 million to Xintang and its shareholders. The completion of this acquisition is contingent upon the satisfaction of a number of conditions, including a fair value determination by an international independent appraiser, completion of restructuring of the target companies, cooperation between Xintang and Xinhua News Agency and approval from our shareholders in a general meeting. If any of these conditions is not satisfied, we may not be able to complete this acquisition. We have no experience in the advertising and media business.
Unauthorized use of our intellectual property by third parties and any expenses incurred in protecting our intellectual property rights may adversely affect our business.
We rely on applicable trademark and copyright laws and confidentiality agreements with our employees, customers, business partners and others to protect our intellectual property rights in China. We have filed a number of patent applications and intend to seek additional patents as we deem appropriate. We do not know whether patents will be issued for any of our pending applications. Even if patents are issued, we do not know whether any claims allowed will be sufficiently broad to cover our products or to effectively limit competition against us. Furthermore, any patents that may be issued to us may be challenged, invalidated or circumvented. Although we intend to defend our proprietary rights, policing unauthorized use of proprietary technology and products is difficult.
Despite our precautions, it may be possible for third parties to obtain and use our intellectual property without authorization. The validity, enforceability and scope of protection of intellectual property in technological industries in China are uncertain and still evolving. In particular, the laws and enforcement procedures in China do not protect intellectual property rights to the same extent as do the laws and enforcement procedures in the United States. Litigation may be necessary in the future to enforce our intellectual property rights. Future litigation could result in substantial costs and diversion of our resources, and could disrupt our business and have a material adverse effect on our financial condition and results of operations.
We have granted, and expect to continue to grant, stock options under our stock incentive option plan, which could adversely impact our financial results.
We adopted various stock option plans to provide incentives to our directors, employees and consultants. As of the date of this Annual Report, we have an aggregate of 5,354,471 stock options outstanding under our option plans and held by directors, officers, employees and consultants. In our consolidated financial statements, we are required to recognize share-based compensation as compensation expense based on the fair value of equity awards on the date of the grant, with the compensation expense being recognized over the period in which the recipient is required to provide service in exchange for the equity award. The expense associated with share-based compensation may adversely impact our financial results and reduce the attractiveness of stock options as compensation to our directors, officers, employees and consultants. If we do not offer sufficient equity compensation to our directors, officers, employees or consultants, we may not be able to attract and retain key personnel.
We have limited business insurance coverage and may incur losses resulting from product liability claims, business disruption, litigation or natural disasters.
Insurance companies in China offer limited business insurance products and do not, to our knowledge, offer business liability insurance. While business disruption insurance is available to a limited extent in China, we have determined that the risk of disruption, cost of such insurance and the difficulties associated with acquiring such insurance are prohibitive. As a result, except for directors and officers liability insurance, employees’ compensation insurance and social insurance, we do not have any business liability, disruption or litigation insurance coverage for our operations in China. Any business disruption or litigation could result in substantial costs and the diversion of resources.

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
China has been, and will continue to be, our primary production base and a substantial majority of our assets are currently located in China. China’s economy differs from the economies of most developed countries in many respects, including the extent of government involvement, control of foreign currencies and allocation of resources. While the government has been pursuing economic reforms to transform its economy from a planned economy to a market-oriented economy since 1978, a substantial part of China’s economy is still being operated under various controls of the Chinese government. By imposing industrial policies and other economic measures, the Chinese government exerts considerable direct and indirect influence on the development of industries. Many of the economic reforms carried out by the Chinese government are unprecedented or experimental and are expected to be refined and improved over time. Such refining and adjustment process may not necessarily have a positive effect on our operations and our future business development. Our business, prospects and results of operations may be materially adversely affected by changes in the economic and social conditions and in the policies of the Chinese government, including the following:
•	changes in government subsidies and economic incentives for the solar industry;

•	adjustments in tax regulations;

•	restrictions on currency conversion;

•	changes in laws and regulations, or their interpretation;

•	the imposition of confiscatory taxation;

•	restrictions on imports and sources of supply;

•	devaluations of currency; and

•	the nationalization or other expropriation of private enterprises.
Although the Chinese government has been pursuing economic reform policies that encourage private economic activity and greater economic decentralization, we do not know whether the Chinese government will continue to pursue these policies or will alter these policies.
We may experience foreign currency losses due to fluctuations in exchange rates.
The Chinese government controls the conversion of the Chinese currency, the Renminbi. We rely on the Chinese government’s foreign currency conversion policies, which may change at any time, in regard to our currency exchange needs. In the past three years, all of our revenue was received in Renminbi, which is not freely convertible into other foreign currencies. In China, the Chinese government has control over Renminbi reserves through, among other things, direct regulation of the conversion of Renminbi into other foreign currencies and restrictions on foreign imports. Although foreign currencies that are required for current account transactions, such as the payment of dividends to shareholders of foreign invested enterprises like us, can be bought freely at authorized Chinese banks, procedural requirements prescribed by Chinese law must be met. Chinese companies are required to sell their foreign exchange earnings to authorized Chinese banks, and the purchase of foreign currencies for capital account transactions requires prior approval of the Chinese government. This type of heavy regulation by the Chinese government of foreign currency exchange restricts our business operations, and a change in any of these government policies could further negatively impact our operations. The Chinese government recently signaled a return to a managed appreciation of the Renminbi against the dollar. Appreciation or depreciation in the value of the Renminbi to the U.S. dollar would affect our financial results reported in U.S. dollar terms without any underlying change in our business or results of operations.
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
The Chinese government has enacted some laws and regulations dealing with matters such as corporate organization and governance, foreign investment, commerce, taxation and trade. However, our experience in implementing, interpreting and enforcing these laws and regulations is limited, and our ability to enforce commercial claims or to resolve commercial disputes is unpredictable. Our current business operations may be subject to the implementation, interpretation and enforcement of China’s laws by courts or governmental agencies. The resolution of any such matters may be subject to the exercise of considerable discretion by agencies of the Chinese government, and forces unrelated to the legal merits of a particular matter or dispute may influence their determination. Any rights we may have to enact specific performance, or to seek an injunction under Chinese law, are severely limited, and without a means of recourse by virtue of the Chinese legal system, we may be unable to prevent these situations from occurring. The occurrence of any such events could have a material adverse effect on our business, financial condition and results of operations.
Our business may be adversely affected by Chinese government directives and regulations.
Growth of the solar energy market, particularly for on-grid applications, depends largely on the availability and size of government subsidies and economic incentives. Until the Chinese government’s subsidies and economic incentives for on-grid and off-grid solar energy applications for specific provinces and regions are determined, we are not able to predict the future demand, if any, for our products. Globally speaking, the growth of many large solar markets, including Germany, Spain and the United States, depends in part on the availability and amounts of government subsidies and economic incentives. In China, the solar market is still in the early development stage and the Chinese government subsidies policies or other incentive programs have not been clearly specified. Although incentive policy trends, such as special government funding and tax credits, are emerging, significant uncertainty still exists. The Chinese government may decide to reduce or eliminate any of these economic incentives for political, financial or other reasons. Any reduction or elimination of these subsidies or incentives would have a materially adverse impact to the solar energy market in China and our financial performance.
Risks Associated with Investing in Our Common Stock.
Our stock price has been and may continue to be volatile.
The price of our common stock has been volatile, ranging from a high of US$4.78 to a low of US$1.36 during the period from January 1, 2009 to May 28, 2010. On May 28, 2010, the closing price of our common stock on Nasdaq was US$2.88 per share. Factors such as variations in our revenue, earnings and cash flow, announcements of new investments, cooperation arrangements or acquisitions, and fluctuations in market prices for our products could cause the market price of our common stock to change substantially. In addition, many factors that we cannot control affect our stock price, including the global financial markets and the confidence of the investment community. Any of these factors may result in large and sudden changes in the volume and price at which our common stock trades. Accordingly, we expect that the price for our common stock on Nasdaq will continue to be volatile in the future.
Our internal controls have been deficient historically and require improvement. If we fail to maintain an effective system of internal controls, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our common shares may be adversely impacted.
We are subject to reporting obligations under the US securities laws and, under the Sarbanes-Oxley Act of 2002, are required to include our management’s assessment of our internal controls over financial reporting in our annual report. In addition, in future years our independent registered public accounting firm must attest to, and report on, the effectiveness of our internal controls over financial reporting.
As of December 31, 2009, our disclosure controls and procedures were not effective because our management has identified material weaknesses in our internal control over financial reporting, which are described in more detail in Item 15T “Controls and Procedures.” We plan to take steps to improve our internal and disclosure controls to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and have engaged a consulting firm experienced in handling compliance with these requirements. However, if we are unable to address the existing deficiencies in our existing internal and disclosure controls and procedures, or if we fail to maintain an effective system of internal controls in the future, we may be unable to accurately report our financial results or prevent fraud and as a result, investor confidence and the market price of our common stock may be adversely impacted. We could also become subject to regulatory investigations and sanctions by regulators such as the Securities and Exchange Commission. Even if our management concludes that our internal controls over financial reporting are effective, our independent registered public accounting firm may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed or operated, or if it interprets the relevant requirements differently from us. In all cases, we anticipate that we will incur considerable cost and devote significant management time and effort and other resources to comply with Section 404 of the Sarbanes-Oxley Act of 2002.
The sale or availability for sale of substantial amounts of our common stock could adversely affect the market price of our common stock.
We have recently issued a significant number of shares of common stock and warrants to purchase shares of common stock in connection with the following transactions:
•	In September 2008, we issued an aggregate of 498,338 shares of common stock and warrants to purchase up to an additional 1,526,306 shares of common stock to investors. In June 2009, we issued an additional 60,000 shares of common stock and warrants to purchase an additional 90,000 shares of common stock to the same investors. In October 2009, we issued 222,821 shares to the investors upon their exercise of Series B Warrants due to the occurrence of the price reset event. If we issue common stock at a price less than $3.01 per share in the future, we may trigger the anti-dilution provisions embedded in these warrants.

•	In April 2009, one of our wholly owned subsidiaries, China Green Holdings, Ltd., issued a US$10.0 million convertible note to an investor. In November 2009, the investor exchanged the entire principal amount of the convertible note for 3,322,260 shares of our common stock.

•	In May 2010, we issued and sold 2,000,000 shares of common stock to China Wanhe Investment Ltd. at a price of $3.01 per share in connection with a private placement.
We may require additional cash resources due to changes in business conditions or other future developments, and we may need to obtain additional funds through issuance by us or by one or more of our subsidiaries of new equity or debt securities. The sale of additional equity or convertible debt securities could result in substantial dilution to our shareholders. Sales of substantial amounts of our common stock or convertible debt securities in the future, or the perception that these sales could occur, could adversely affect the market price of our common stock and could materially impair our future ability to raise capital through offerings of our common stock or convertible debt securities.
We believe that we may be classified as a passive foreign investment company, or PFIC, which could result in adverse U.S. tax consequences to U.S. investors.
Based on our current income and assets, we believe that for our taxable year ended on December 31, 2009, we may be classified as a PFIC. We could also be a PFIC in 2010, or subsequent years. We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change. In particular, because the total value of our assets for purposes of the asset test generally will be calculated using the market price of our common stock, our PFIC status will depend in large part on the market price of our common stock which may fluctuate considerably. Accordingly, fluctuations in the market price of our common stock may result in our being a PFIC for any year. In addition, the composition of our income and assets is affected by how, and how quickly, we spend the cash we raise in any offering. If we are a PFIC for our taxable year ended December 31, 2009 or any other year during which you hold our common stock, we will continue to be treated as a PFIC for all succeeding years during which you hold our common stock.
If you are a U.S. investor, in the event we are a PFIC for any taxable year during which you hold our common stock, you may become subject to increased tax liabilities under U.S. federal income tax laws and regulations, and will become subject to burdensome reporting requirements. For more information on PFIC, see “Taxation — Certain United States Federal Income Tax Consequences — Passive Foreign Investment Company.”
Rights of shareholders under British Virgin Islands law may be less than those of shareholders in U.S. jurisdictions.

Our corporate affairs are governed by our Memorandum and Articles of Association and by the International Business Companies Act of the British Virgin Islands. Principles of law relating to such matters as the validity of corporate procedures, the fiduciary duties of our management, directors and controlling shareholders and the rights of our shareholders differ from those that would apply if we were incorporated in a jurisdiction within the United States. Further, the rights of shareholders under British Virgin Islands law are not as clearly established as the rights of shareholders under legislation or judicial precedent in existence in most United States jurisdictions. Thus, you may have more difficulty in protecting your interests in the face of actions by the management, directors or controlling shareholders than you might have as a shareholder of a corporation incorporated in a United States jurisdiction.
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
We do not know whether the courts of the British Virgin Islands would enforce, either in an original action or in an action for enforcement of judgments of United States courts, liabilities that are predicated upon the securities laws of the United States.
As a foreign private issuer for purposes of U.S. securities laws, we are not subject to certain rules promulgated by Nasdaq that other Nasdaq-listed issuers are required to comply with.
Our common stock is currently listed on the Nasdaq Capital Market and, for so long as our securities continue to be listed, we will remain subject to the rules and regulations established by Nasdaq applicable to listed companies. As permitted under Nasdaq rules applicable to foreign private issuers, we are exempt from compliance with the following Nasdaq rules:
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
Some information about us may be unavailable due to exemptions under applicable US securities laws for a foreign private issuer.

We are a foreign private issuer for purposes of US securities laws. As such, we are exempt from certain provisions applicable to United States domestic public companies, including:
•	the rules under the Securities Exchange Act of 1934, as amended, or Exchange Act, requiring the filing with the Securities and Exchange Commission, or SEC, of quarterly reports on Form 10-Q or current reports on Form 8-K;

•	the provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

•	the provisions of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and

•	the provisions of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.
Because of these exemptions, investors are not provided with the same information which is generally available about domestic public companies organized in the United States.
Item 4. Information on the Company
A. History and development of the Company.
Our legal and commercial name is China Technology Development Group Corporation, and our company is often referred to as CTDC. Our company was incorporated as an International Business Company under the laws of the British Virgin Islands on September 19, 1995. Our company was formerly known as Tramford International Limited, and we changed our name to China Technology Development Group Corporation in November 2005. Our registered office is located at P.O. Box 71, Craigmuir Chambers, Road Town, Tortola, British Virgin Islands, where only corporate administrative matters are conducted through our registered agent, Harneys Corporate Services Limited. Our principal executive office is located at Unit 1010-1011, 10/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central, Hong Kong, and our telephone number is (852) 31128461. Our primary internet website is www.chinactdc.com.
China Biotech has been the largest shareholder of our company since January 2007. On November 27, 2006, China Biotech entered into a subscription agreement with us to purchase 1,500,000 shares of our common stock and entered into a share purchase agreement with Beijing Holdings Limited to acquire 2,000,000 shares of our common stock. The transactions were completed on January 12, 2007.
Prior Operations
We previously owned, through our wholly owned Hong Kong subsidiaries, Jing Tai Industrial Investment Company Limited which was subsequently renamed BHL Solar Technology Company Limited, or BHLHK and Jolly Mind Company Limited, or Jolly Mind, a 95% equity interest in each of Linyi Baoquan Bathtub Company Limited, or Baoquan, and Linyi Xinhua Building Ceramics Company Limited, or Xinhua. We refer to Baoquan and Xinhua together as the Sanitary Wares and Ceramics Operations. The Sanitary Wares and Ceramics Operations were Sino-foreign equity joint ventures incorporated under the laws of China. A wholly owned subsidiary of BHLHK, Beijing Taigong Sanitary Wares Company Limited, or Taigong, was also incorporated in Beijing in 1997 under the laws of China as the administrative and sales support office of our Sanitary Wares and Ceramics Operations.
Pursuant to a sale and purchase agreement entered into by BHLHK, Shandong Linyi Industrial Enamel Joint Stock Company, or Linyi Industrial, Jolly Mind and Shandong Luozhang Group Company, or Shandong Luozhang, on July 2, 1999, BHLHK sold its 60% interests in each of the Sanitary Wares and Ceramics Operations to Shandong

Luozhang for cash consideration of Rmb28 million. Pursuant to a share purchase agreement dated July 2, 1999 entered into between our company and Linyi Industrial, we sold all of our interest in Jolly Mind, which owned a 35% interest in each of the Sanitary Wares and Ceramics Operations, to Linyi Industrial in exchange for 1,952,291 shares of our common stock which was held by Linyi Industrial. Taigong was voluntarily dissolved in March 2000.
On June 30, 2000, Jingle Technology Co. Ltd., or Jingle, our wholly owned subsidiary incorporated in the British Virgin Islands, entered into an agreement with China Internet Technology Co. Ltd., or China Internet, and Great Legend Internet Technology and Service Co. Ltd., or Great Legend, to acquire all outstanding shares of BHL Networks Technology Co. Ltd., or BHLNet, a company incorporated under the laws of the Cayman Islands, which owns a 76% interest in Beijing BHL Networks Technology Co. Ltd., or BBHL, a company incorporated under the laws of China.
On October 31, 2005, we acquired from Beijing Holdings a 51% equity interest China Natures Technology Inc., or CNT, and on December 22, 2005, we exercised an option to acquire from Beijing Holdings the remaining 49% equity interest of CNT. As a result, CNT became a wholly owned subsidiary of our company. CNT owned an approximately 71% interest in Zhejiang University (Hangzhou) Innoessen Bio-technology Inc., or Zhejiang Innoessen, the head office of CNT’s research and development and sale and marketing functions. CNT was incorporated in the British Virgin Islands on January 28, 2003. CNT, Zheijiang Innoessen and Anji Bio were principally engaged in the development, manufacturing and marketing of a series of nutraceutical products utilizing bio-active components of bamboo.
Commencing in February 2006, we had a dispute with the then general manager and the minority shareholders of Anji Bio, or Anji Buyers, regarding its future development strategy. Consequently, Zhejiang Innoessen entered into a memorandum with Anji Buyers on July 27, 2006, which we refer to as the Anji Memorandum, pursuant to which our entire interest in Anji Bio held by Zhejiang Innoessen would be sold to Anji Buyers. The disposal of Anji Bio was not completed by September 30, 2006, which as the original completion date set forth in the Anji Memorandum, due to difference in interpretation of settlement terms between our company and the Anji Buyers. During the fourth quarter of 2006, we continued to negotiate with the Anji Buyers on settlement terms. However, the Anji Buyers refused to cooperate with us again in executing the Anji Memorandum. In view of the fact that we could not exert operational and financial control over Anji Bio and the fact that the property, plant and equipment had been idle for an extended period without regular and proper maintenance, on December 29, 2006 our management decided to abandon Anji Bio and discontinue our nutraceutical operation. Our management approved the disposal of our nutraceutical operations on April 23, 2007.
On April 27, 2007, we entered into a sale and purchase agreement with Win Horse Investments Limited, or Win Horse, to dispose of our entire interest in CNT for cash consideration of HK$10 million. The agreement was subsequently terminated due to the fact that we received no payment from Win Horse. On December 18, 2007, we entered into a sale and purchase agreement with Total Trump Limited, or Total Trump, an independent party, to dispose of our entire interest in CNT for consideration of HK$10 million and we received a deposit of HK$1 million on the same date. As of December 31, 2007, Total Trump was legally entitled to all right, title and interest of CNT. In April 2008, Total Trump informed us of its financial inability to settle the remaining balance of the consideration amount of HK$9 million, or the Unpaid Consideration, on or before June 30, 2008 as required under the sales and purchase agreement. China Biotech Holdings Limited, or China Biotech, our company’s major shareholder, signed a memorandum with our company to commit additional resources, on an unconditional best efforts basis, to streamline our core business to the solar energy business. In addition, China Biotech agreed to assume all payment obligations of the Unpaid Consideration due from Total Trump by entering into an Assignment Agreement with Total Trump on May 8, 2008. The Unpaid Consideration assumed by China Biotech was fully paid on June 16, 2008. Our management considered the above transactions as two separate transactions even though they were related to the same disposed business unit due to the fact that Total Trump and China Biotech were two separate parties. The HK$1 million deposit received from Total Trump was considered as forfeited by Total Trump. The HK$9 million received from China Biotech on June 16, 2008 was recorded as shareholders’ contribution in the additional paid-in capital in shareholders equity for the fiscal year ending December 31, 2008. The additional paid-in capital did not have a dilutive effect on our shareholders.
In April 2008, our Board of Directors decided to discontinue certain non-operational BVI subsidiaries in order to focus on our solar energy operations. On April 21, 2008, we disposed of Green Energy Industry Ltd., including its subsidiaries Fullwing Ltd. and Margot Ltd., to Harvest Time International Holdings Ltd., an independent third party, for a cash consideration of HK$10,000. China Green Food Investment Ltd., Wellknown Ltd. and Green China Club Ltd., which have no business operations and act merely as holding vehicles, are struck off the register according to the board resolution on April 15, 2008. Under the BVI International Business Act, an inactive private company may apply to the Registrar to be struck off the Register. If the company is struck off continuously for more than ten years, it will be deemed to have been dissolved, provided that within the ten-year period creditors or others can apply for the restoration of the company to the Register.
On December 29, 2008, we entered into a sale and purchase agreement to sell our wholly-owned subsidiary Jingle and its subsidiaries, BHLNet and BBHL, to Sentron Enterprises Limited, an independent party, for cash consideration of HK$0.2 million.
Solar Energy Operations
In 2007, our company was restructured to engage in the business of developing and manufacturing solar energy products, which we refer to as our Solar Energy Operations.
On December 10, 2007, we acquired Faster Assets Limited, or Faster Assets, from China Biotech. Faster Assets is incorporated under the laws of British Virgin Islands and owns China Merchants Zhangzhou Development Broad Shine Solar Technology Ltd., or Broad Shine, which was incorporated in China to conduct the Solar Energy Operations. We refer to Faster Assets and Broad Shine together as the Faster Group. In return, we issued 782,168 common shares and 1,000,000 preferred shares to China Biotech as consideration valued at Rmb20.7 million. Prior to the acquisition, Faster Group had no business activities and its major assets and liabilities were cash of Rmb5.78 million, plant of Rmb16.70 million, land use right of Rmb4.00 million and balance due to a related party of Rmb5.78 million. Accordingly, this transaction has been accounted for as an acquisition of assets.
On October 27, 2009, we entered into a stock purchase agreement with China Technology Solar Power Holdings Limited, or CTSPHL Group, and its direct and indirect shareholders to acquire a 51% equity interest in CTSPHL Group which, through its wholly-owned subsidiary, is developing a 100 megawatt grid-connected solar power plant project located in Qinghai Province, China. Upon execution of the stock purchase agreement, we paid US$3 million in cash to CTSPHL Group as a prepayment for the transaction which should be solely used for developing and constructing the solar power plant. As the date of this Annual Report, the Chinese government has not determined the specific subsidies and incentives for on-grid solar energy applications for Qinghai Province, which resulted in difficulties in determining the fair value of the solar power plant. An independent valuation report in respect of CTSPHL Group and its business is one of conditions precedent to complete the transactions. Our technical team consisting three engineers has been working with CTSPHL Group on site to develop the solar power plant since our execution of the agreement. As of the date of this Annual Report, the acquisition has not been completed.
In 2010, we commenced the establishment of a new factory to produce solar modules and we expect to achieve an annual production of 20MW in the first year after the production lines are able to run at full capacity.
Advertising and Media Operations
In order to maximize shareholder value, our Board of Directors determined in January 28, 2010 to expand the scope of our business. After considering a number of potential businesses, we determined that the advertising and media business presented a significant opportunity for our company. We believe that the diversification of our business will result in, among other benefits, increased revenue stability and greater access to Chinese government resources.
On April 28, 2010, we entered into a Cooperation Framework Agreement with Xintang Media Technology (Beijing) Limited, or Xintang, its shareholders and associated companies, pursuant to which we intend to acquire the entire equity interest in Xintang indirectly. Xintang is a Chinese company and conducts advertising and media business in China. Xinhua News Agency, the Chinese national news agency and one of the largest news agencies in the world with 33 domestic branches and over 100 overseas bureaus, has granted Xintang exclusive rights to operate an advertising network and other relevant value-added business using flat-panel displays installed in lobbies, offices, elevators and other public areas in governmental buildings, as well as high schools, in certain provinces in China. As of the date of this Annual Report, we have paid Rmb10.5 million to Xintang and its shareholders. The completion of this acquisition is subject to the satisfaction of a number of conditions, including, but without limitation to, fair value determined by an international independent appraiser, completion of a restructuring of the target companies, cooperation between Xintang and Xinhua News Agency and approval from our shareholders in a general meeting. If any of these conditions are not satisfied, we may not complete the acquisition of Xintang on the terms as set forth in the Cooperation Framework Agreement.
The following diagram illustrates our corporate structure as of the date of this Annual Report:

B. Business overview.
Company Overview
We are a provider of solar energy products and solutions in China, and we intend to enter into the advertising and media business through out pending acquisition of Xintang Media Technology (Beijing) Limited. Founded in September 1995, we were formerly engaged in sanitary wares and ceramic tiles manufacturing, system integration services, network security services and related software development, and manufacturing and marketing of a series of nutraceutical products utilizing bio-active components of bamboo. In 2007, we decided to pursue a different line of business principally engaging in the development of eco-friendly technologies and products, which we refer to as the green industry. In September 2007, we entered into the solar industry by manufacturing SnO2 solar base plates, which are a type of transparent conductive oxide, or TCO, glass. TCO glass is a key component of thin-film solar cells. In 2010, we have commenced the establishment of a new factory to produce solar modules from monocrystalline and multicrystalline solar cells. Also in 2010, we entered into a cooperation framework agreement with Xintang, its shareholders and associated companies, pursuant to which we intend to acquire Xintang to enter into the advertising and media business in China. Our company is headquartered in Hong Kong with production and distribution facilities, together with research and development capability, strategically located in China Merchants Zhangzhou Development Zone, Fujian Province, Southern China.
Business Strategy
Our strategic business goal is to become a leading renewable energy application solution provider. We also intend to enter into the advertising and media business in China. We intend to achieve our strategic business goals primarily through the following strategies:
•	Capitalize upon future growth of solar market in China. Since 2008, we have devoted our resources to developing solar application projects in China. The Chinese government has supported solar power electricity generation through a variety of recent policy measures. We believe these measures will stimulate the growth of the solar market in China. We plan to continue to devote our financial, human and technical resources to develop building-integrated photovoltaic, or BIPV, systems and solar plants in the Chinese market.

•	Improve manufacturing technology and process through continuous innovation. We have established a technical engineering team with strong research and development capabilities. We commenced our initial production of SnO2 baseplates in September 2008 and have filed an application with the national patent offices in China for a proprietary technology that we utilized in key equipment of our TCO glass production line. In 2009, our engineering team designed and developed a new production line for SnO2 base plates, which is in test-running for the time being. We plan to continue to devote substantial resources to our research and development efforts in order to optimize our manufacturing technology and processes with an emphasis on improving our throughput, efficiency and product performance.

•	Leverage our access to low cost resources to reduce manufacturing and operating costs while providing reliable solar products and services. As a China-based solar company, we believe that we enjoy cost advantages, including convenient access to low-cost technical expertise, labor, land and facilities, over some of our competitors. In response to the impact posed by the global economic environment, we plan to leverage our competitive cost advantage to further reduce our manufacturing and operating costs while providing reliable solar products and services.

•	Expand our customer base and develop our solar markets. We intend to expand the customer base for our solar business both within and outside China. Our marketing and sales strategy is based on the formation of strategic relationships with key partners, including solar module distributors and solar farm developers. We believe that we have the potential to ultimately serve as a provider of high value-added solar products and solutions to our strategic partners.

•	Implement acquisition growth strategy in the green energy industry. We intend to expand our solar business through acquisitions of complementary companies and technologies. We believe acquisitions will enable our company to complete the solar industry value chain integration and become an integrated platform for solar energy products and applications. We intend to evaluate potential acquisition targets through the following factors: (a) capability for technology development and innovation; (b) distribution channels for end-products; (c) revenues and cash-in flow; and (d) growth potential in the industry.

•	Enter China’s advertising and media industry. We intend to enter into the advertising and media business through our pending acquisition of Xintang Media Technology (Beijing) Limited. Our Board of Directors determined to expand the scope of our business and, after considering a number of potential businesses, we determined that the advertising and media business presented a significant opportunity for our company. We believe that the diversification of our business will result in, among other benefits, increased revenue stability and greater access to Chinese government resources.
Sales and Marketing
We sell solar products through our direct sales personnel. Our target customers are primarily producers of a-Si thin film modules and solar power station developers in China. Our marketing programs include solar exhibitions, electronic commerce, technology seminars and public relations campaigns. If we are successful in the commercial production of our TCO glass and solar modules through the expansion of our manufacturing capacity, we anticipate developing customer relationships in the Chinese market and other geographic regions to increase our sales.
Seasonal sales
We are not subject to seasonal fluctuations in sales.
Source of raw materials
Our solar manufacturing process uses approximately seven types of raw materials to produce a SnO2 base plate. Of these raw materials, the following four are critical to our manufacturing process: float glass, SnCl4, CH3OH and nitrogen gas. Major raw materials for solar modules are monocrystalline silicon and/or multicrystalline silicon solar cells, EVA, TPT, tempered glass, aluminum alloy frame, junction box and diode. We believe that all of these raw materials can be purchased on the open market in China from multiple vendors at competitive prices.

Description of Products and Services
We provide two types of products: SnO2 TCO base plates with thin film technology; and solar modules. SnO2 TCO base plates are a type of transparent conductive oxide substrate, which is used as a key top electrode of thin film solar modules to help trap light into the amorphous silicon layer and maximize its efficiency. We commenced the initial commercial production of SnO2 CTC base plates in December 2008 at our facility located in China Merchants Zhangzhou Development Zone, Xiamen Bay, China. Our SnO2 TCO base plate is 4 feet in length and 2 feet in width.
We have commenced the establishment of a factory to produce solar modules at our facility located in China. Solar modules are key components in solar power systems. The products mainly apply to electricity generation and the related application products, such as solar power stations, solar home systems, solar lighting and solar chargers.
Intellectual Property
Since 2008, our engineering team has improved and innovated solar manufacturing technology and processes for thin film base plates. We have filed an application with the national patent offices in China for a proprietary technology that we utilize in key equipment of our TCO glass production line. In 2009, we designed and developed a new production line manufacturing TCO glass in reliance upon our own research and development. Assuming that the new line realizes the commercial production with full capacity in 2010, we anticipate applying for additional patent protection covering the proprietary technology for this new production line.
In manufacturing our solar products, we use know-how available in the public domain as well as unpatented know-how developed in-house. We rely on a combination of trade secrets and employee contractual protections to establish and protect our proprietary rights. We believe that many elements of our solar products and manufacturing processes involve proprietary know-how, technology or data that is not coverable by patents or patent applications, including technical processes, equipment designs and procedures. We have taken security measures designed to protect these elements. Substantially all of our research and development personnel have entered into confidentiality and proprietary information agreements with us. These agreements address intellectual property protection issues and require our employees to assign to us all of the inventions, designs and technologies they develop during the course of employment with us.
Our Group has not been subject to any material intellectual property claims.
Competition
The global market for TCO glass substrate is largely controlled by Asahi Glass Co, Ltd. and NSG Group, and the majority of a-Si thin film solar modules producers buy TCO glass from these two manufacturers. Several other companies have announced plans to expand into the TCO glass sector, including CSG Holding Co., Ltd. and Xinyi Glass Holding Limited. We will face competition from these companies.
In the production of solar modules, our direct competitors include Suntech Power Holdings, Trina Solar Limited and Yingli Green Energy Holding Company Limited, all of are well known public companies in the solar industry.
Consistent with our business strategy, we plan to develop solar plant projects and expect to offer solar electricity solutions to electric grids, and we also expect to face competition from other providers of renewable energy solutions, including developers of photovoltaic, solar thermal and concentrated solar power systems, and developers of other forms of renewable energy projects.
In the advertising and media business, we believe that upon completion of the pending Xintang acquisition, we will compete with several well-known multimedia public listed companies such as Focus Media Holding Limited, VisionChina Media Inc., and AirMedia Group Inc..
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
In January 2006, the PRC National Development and Reform Commission promulgated two implementation directives with respect to the Renewable Energy Law. These directives set forth specific measures relating to pricing of electricity generated by solar and other renewal power generation systems and sharing by all utility end-users of certain costs incurred by solar and other renewal power.
On March 23, 2009, China’s Ministry of Finance promulgated the Interim Measures for Administration of Government Subsidy Funds for Application of Solar Photovoltaic Technology in Building Construction, or the Interim Measures, to support the demonstration and the promotion of solar photovoltaic application in China. Local governments are encouraged to issue and implement supporting policies for the development of solar photovoltaic technology. Under these Interim Measures, the Ministry of Finance provides subsidies for projects with individual solar installations that are greater that 50 kilowatt-peak in size and have more than 16% conversion efficiency for monocrystalline photovoltaic products, more than 14% conversion efficiency for multicrystalline photovoltaic products and more than 6% conversion efficiency for amorphous silicon photovoltaic products, and gives priority support to solar photovoltaic technology integrated into building construction, grid-connected solar photovoltaic building applications and some public photovoltaic building applications such as schools, hospitals and offices. For 2009, the standard subsidy is set at RMB20 per watt in principle and the detailed standard is to be determined by factors including, but not limited to, the level of integration of buildings with photovoltaic and the technology of photovoltaic products. The Interim Measures do not apply to projects completed before March 23, 2009, the promulgation date of the Interim Measures.
On April 16, 2009, the General Offices of the PRC Ministry of Finance and the PRC Ministry of Housing and Urban-Rural Development jointly issued the Guidelines for Declaration of Demonstration Project of Solar Photovoltaic Building Applications. These guidelines set the subsidy given out in 2009 to qualified solar projects at no more than RMB20 per watt for projects involving the integration of photovoltaic components into buildings’ structural elements and at no more than RMB15 per watt for projects involving the installation of photovoltaic components onto building rooftops and wall surfaces.
     Regulation of the Advertising and Media Industry
In April 2010, we entered into a Cooperation Framework Agreement with Xintang Media Technology (Beijing) Limited, or Xintang, its shareholders and associated companies, pursuant to which we intend to acquire the entire equity interest in Xintang indirectly. Xintang is a Chinese company and conducts advertising and media business in China. The completion of this acquisition is dependent on the satisfaction of a number of conditions, including, but without limitation to, fair value determined by an international independent appraiser, completion of a restructuring of the target companies, cooperation relationship between Xintang and Xinhua News Agency and approval from our shareholders in a general meeting. If any of these conditions are not satisfied, we may not complete the acquisition of Xintang on the terms as set forth in the Cooperation Framework Agreement.
Two principal regulations govern the investment of foreign and private capital in the media and advertising industries in China:
•	the Foreign Investment Industrial Guidance Catalog (2007); and

•	the Regulations for the Administration of Foreign-Invested Advertising Enterprises (2008).
These regulations require foreign entities that directly invest less than 100% in the advertising industry to have at least two years of direct operations in the advertising industry outside of China. However, as of December 10, 2005, foreign investors have been permitted to own directly a 100% interest in advertising companies in China, but such foreign investors are also required to have at least three years of direct operations in the advertising industry outside of China.

PRC laws relating to foreign investments in the media and advertising industries are relatively new compared with those in more mature markets, and the PRC government continues to promulgate and implement new laws and regulations. The principal regulations governing the PRC advertising industry include:
•	the Advertising Law (1994);

•	the Administration Regulations of Advertising Industry (1987);

•	the Implementation Rule of Advertising Industry Administration (2005); and

•	the Measures on Administration of Advertising Operation Licenses (2004).
Under these regulations, advertising companies may only engage in the advertising business if they have obtained from the State Administration for Industry and Commence or its local branches a business license which specifically includes operating an advertising business within its business scope. A company conducting advertising activities without such a license may be subject to penalties, including fines, confiscation of advertising income and orders to cease advertising operations. Subject to annual examination, the business license of an advertising company is valid for the duration of its existence, unless the license is suspended or revoked due to a violation of any relevant law or regulation. PRC laws and regulations do not permit the transfer of any approvals, licenses or permits, including business licenses containing a scope of business that permits engaging in the advertising business.
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
     Restriction on Foreign Investments
The principal regulation governing foreign ownership of solar power business in China is the Foreign Investment Industrial Guidance Catalogue, updated and effective as of December 1, 2007. Under this regulation, the solar power business is listed as an industry with foreign investments permitted.
     Tax
We are a tax exempted company incorporated in the British Virgin Islands. Our subsidiaries incorporated in Hong Kong and PRC are subject to Hong Kong Profits Tax and Foreign Enterprise Income Tax in the PRC, respectively.
Our subsidiaries incorporated in Hong Kong were subject to a tax rate of 17.5% in 2007 and 16.5% in 2008 and 2009 on the assessable profits arising in or derived from Hong Kong. For those Hong Kong subsidiaries which generate PRC sourced income, PRC income tax was payable on the assessable profits at a rate of 33% in 2007 and 25% in 2008 and 2009.
On March 16, 2007, the National People’s Congress adopted the Enterprise Income Tax Law, or New Income Tax Law, which became effective on January 1, 2008 and replaced the previous separate income tax laws for domestic enterprises and foreign-invested enterprises (including PRC subsidiaries of our company) by adopting a unified income tax rate of 25% for most enterprises. In accordance with the implementation rules of the New Income Tax Law, the preferential tax treatments previously granted to various of our PRC entities will not continue and those subsidiaries will be subject to the statutory 25% tax rate. The 25% tax rate has been used in the calculation of our deferred tax balances, except for Shenzhen Helios Energy. The tax rate for Shenzhen Helios Energy was 20% in 2009 and will increase to 22% in 2010, 24% in 2011 and 25% in 2012. Among our PRC subsidiaries, only Zhangzhou Trendar Tech obtained the preferential tax treatment that it will be fully exempt from the PRC enterprise income tax for two years starting from the year 2008, followed by a 50% tax exemption for the next three years.
Since all our PRC subsidiaries have an accumulated deficit at December 31, 2009, no provision for PRC dividend withholding tax has been made. Upon distribution of any future earnings in the form of dividends or otherwise in the future, the Group would be subject to the respective tax rate under the PRC Enterprise Income Tax Law issued by the State Council.

The Group adopted ASC 740-10-25 (formerly referred to FIN 48 “Accounting for Uncertainty in Income Taxes”) on January 1, 2007. The adoption of ASC 740-10-25 did not have material impact on the Group’s financial position and results of operations and cash flows during the year ended December 31, 2007. The Group concluded that it has no additional material uncertain tax positions for the years 2008 and 2009. The Group classifies interest and/or penalties related to unrecognized tax benefits as a component of income tax provisions; however, for the years ended December 31, 2008 and 2009, there were no interest and penalties related to uncertain tax positions, and the Group had no material unrecognized tax benefit which would affect the effective income tax rate in future periods. The Group does not anticipate any significant increases or decreases to its liability for unrecognized tax benefits within the next twelve months. For our PRC subsidiaries, the years 2000 to 2009 remain subject to examination by the PRC tax authorities. For BHLHK, the year 2009 remains subject to examination by the HK tax authorities.
C. Organizational structure.
The following table set forth the details of our significant subsidiaries as at the date of this Annual Report:

		Country of	Ownerships
Name	Function	Incorporation	Interest	Direct Parent
BHL Solar Technology Company Limited, or BHLHK (formerly named as BHL Networks Technology Co. Ltd.)	cash management vehicle	Hong Kong	100%	Company

Sino Solar Technology (HK) Limited	cooperation with HK companies and institutions	Hong Kong	100%	Southwick International Ltd

Shenzhen Helios New Energy Technology Limited, or Shenzhen Helios Energy (formerly named as Shenzhen Innoessen Biotech Inc.)	management, sale and marketing office in southern China	China	100%	Southwick International Ltd

China Merchants Zhangzhou Development Zone Trenda Solar Ltd. or Zhangzhou Trenda	manufactures SnO2 solar base plates	China	100%	Trenda International Ltd

China Merchants Zhangzhou Development Zone Trendar Solar Tech Ltd., or Zhangzhou Trendar Tech	manufacturing base and quality control center	China	100%	Sinofield Group Ltd

China Merchants Zhangzhou Development Zone Broad Shine Solar Technology Limited, or Broad Shine	owns a five-story plant as our manufacturing site and other properties at China Merchants Zhangzhou Development Zone in China	China	100%	Faster Assets
D. Property, plants and equipment.
Our principal executive office is located at Unit 1010-1011, 10/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central, Hong Kong. Our five-year lease for this property commences on June 30, 2010 and terminates on June 29, 2015. Our monthly rent for this property is HK$110,000, and we occupy approximately 4,400 square feet of space.
Our former principal executive office was located at Unit 1903, 19/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central, Hong Kong. Our lease for this property commenced March 16, 2009. Our monthly rent for this property was HK$29,788 (equivalent to Rmb26, 582), and we occupied 1,354 square feet.
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
We believe that our physical facilities are adequate to conduct our business for the next 12 months. We have not, to our knowledge, violated any environmental laws, ordinances or regulations, and believe that all of our operations comply with applicable environmental laws in all material respects.
Item 4A. Unresolved Staff Comments
Not Applicable.

Item 5. Operating and Financial Review and Prospects
MANAGEMENT’S DISCUSSION AND ANALYSIS
The following discussion of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and related notes thereto included in this Annual Report. The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include, but are not limited to, risks and uncertainties described in Item 3.D “Risk Factors”. All financial data referred to in the following discussion have been prepared in accordance with accounting principles generally accepted in the United States of America, or US GAAP.
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
Impairment on available- for- sales securities
In accordance with ASC 320 (formerly SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”), we review our investment in available-for-sale securities, or AFS securities, for potential impairment based on the following factors: the length of the time and extent to which the market value has been below investment cost; the financial condition and near-term prospects of the issuer of AFS securities; and our intent and ability to retain AFS securities for a period of time sufficient to allow for any anticipated recovery in market value. If we determine that the impairment is other than temporary, we will recognize an impairment loss in earnings equal to the difference between the investment’s cost and its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value of the investment becomes the new cost basis of the investment and will not be adjusted for subsequent recoveries in fair value. During the years ended December 31, 2008 and 2009, we recognized impairment on AFS securities of Rmb15.213million and Nil, respectively.
Impairment or disposal of long lived assets
In accordance with ASC360-10-35 (formerly referred to SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”), we assess long-lived assets for impairment when events and circumstances exist that indicate the carrying amount of these assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of any impairment loss for long-lived assets and certain identifiable intangible assets that management expects to hold and use is based on the amount the carrying value exceeding the fair value of the asset. We recognized no impairment charge for the years ended December 31, 2007 and 2008. We recognized impairment of property, plant and equipment of RMB6.463 million for the year ended December 31, 2009 primarily relating to our SnO2 production line because, based on our current business projections, we determined that the Company would not be able to fully recover the costs of such assets. The fair value of our SnO2 production line was determined through the estimation of its replacement costs.
Long-lived assets to be disposed of are stated at the lower of fair value less cost to sell or carrying amount. Expected future operating losses from discontinued operations are recorded in the periods in which the losses are incurred.
Stock-based compensation
We grant stock options to our employees and certain non-employee consultants under our stock option plans. We follow ASC 718 (formerly referred to as SFAS No. 123 (revised 2004) “Share-Based Payment”), whereby entities are required to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost is recognized over the period during which an employee is required to provide service, known as the requisite service period (usually the vesting period), in exchange for the award. The grant-date fair value of employee share options and similar instruments are estimated using Binomial Model. If an equity award is modified after the grant date, incremental compensation cost is recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification.
The determination of the fair value of share options on the grant date using a Binomial Model is affected by our stock price as well as assumptions regarding a number of complex and subjective variables, including our expected stock price volatility over the vesting period, the risk-free interest rate, the expected dividend yield and actual and projected employee stock option exercise behavior. Furthermore, we are required to estimate forfeitures at the time of the grant and recognize stock-based compensation expense only for those awards that are expected to vest. If actual forfeitures differ from those estimates, we may need to revise those estimates used in subsequent periods.
In accordance with ASC 718, we have elected to recognize share-based compensation expenses, net of a forfeiture rate, using the straight-line method for awards with graded vesting features and service conditions only, and using the graded-vesting attribution method for awards with graded vesting features and performance conditions.
Warrants and option rights
In accordance with ASC 815 (formerly contained in FAS133 and EITF00-19 ), we had accounted for the Warrant A and option rights as equity instruments and Warrant B as a liability instrument during the year ended December 31, 2008 and for the six months ended June 30, 2009. Accordingly, Warrant B was carried at fair value at each reporting date with changes in fair value being recorded in the statements of operations. In connection with the audit of our financial statements for the year ended December 31, 2009 and the adoption of ASC 815-40-15 (earlier referred to as EITF 07-5) as of January 1, 2009, Warrant A and option rights were reclassified as liabilities as Warrant A contains a reset feature whereby the exercise price would be reset to the market price if the market price is lower than the exercise price at a specified date and option rights contain similar features whereby the number of shares to be finally issued under option rights are not fixed. Following the guidance under ASC 815-40-15, we have recorded the cumulative effect of such change as an adjustment to the opening balance of retained earnings. Going forward, warrants and option rights are carried at fair value at each reporting date with changes in fair value being recorded in the statements of operations. The fair values of the warrants and option rights are estimated using the Binomial Model and Monte Carlo simulation. The reclassification of Warrant A and option rights as liabilities resulted in an increase of Rmb0.27 in net loss per share from Rmb2.42 to Rmb2.69 for the year ended December 31, 2009.
The determination of the fair value of warrants on the grant date using a Binomial Model is affected by our stock price as well as assumptions regarding a number of complex and subjective variables, including our expected stock price volatility over the exercise period, the risk-free interest rate, the expected dividend yield and actual and projected exercise behavior. If actual results differ from those estimates, we may need to revise those estimates used in subsequent valuations (see Note 11 to the consolidated financial statements).
Convertible note
Upon issuance of a convertible note and for the six months ended June 30, 2009, we separately accounted for the liability and the equity components in a manner that reflected our non-convertible debt borrowing rate under APB 14-1. In connection with the audit of our financial statements for the year ended December 31, 2009, we reclassified the conversion option as a derivative liability in accordance with ASC 815, which had no impact on our net loss per share for the year ended December 31, 2009. The fair value of the embedded derivative is estimated using the Binomial Model (see Note 11 to the consolidated financial statements)
Recent accounting pronouncements
On April 9, 2009, the FASB issued ASC 320 (formerly referred to as FSP No. 115-2 and FSP 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments”), which amends the other-than-temporary impairment guidance in US GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. ASC 320 does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities. The adoption of ASC 320 had no material impact on our consolidated results of operations and financial condition.
In June 2009, FASB issued ASC 105 (formerly referred to as SFAS No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FASB Statement No.162). ASC 105 establishes the FASB Accounting Standards Codification as the source of authoritative accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. This Statement is effective for the reporting period ending on September 30, 2009. Beginning with the third fiscal quarter of 2009, the references made to US GAAP use the new Codification numbering system prescribed by the FASB. The adoption of ASC 105 had no impact on our consolidated results of operations and financial condition.
In August 2009, the FASB issued Accounting Standards Update (ASU) 2009-05, Fair Value Measurements and Disclosures (Topic 820) — Measuring Liabilities at Fair Value. The fair value measurement of a liability assumes transfer to a market participant on the measurement date, not a settlement of the liability with the counterparty. ASU 2009-05 describes various valuation methods that can be applied to estimating the fair values of liabilities, requires the use of observable inputs and minimizes the use of unobservable valuation inputs. AUS 2009-05 is effective for the fourth quarter of 2009. The adoption of ASU 2009-05 did not have a material impact on our financial position, results of operations or cash flows.
In October 2009, the FASB issued ASU 2009-13, “Revenue Recognition (Topic 605) — Multiple-Deliverable Revenue Arrangements” (previously EITF 08-1, “Revenue Arrangements with Multiple Deliverables”). This ASU addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. Specifically, this guidance amends the criteria for separating consideration in multiple-deliverable arrangements. This guidance establishes a selling price hierarchy for determining the selling price of a deliverable, which is based on: (a) vendor-specific objective evidence; (b) third-party evidence; or (c) estimates. This guidance also eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. In addition, this guidance significantly expands required disclosures related to a vendor’s multiple-deliverable revenue arrangements. This accounting standard will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010.The adoption of ASU2009-13 is not expected to have any impact on the Company’s consolidated results of operations and financial condition.
In December 2009, the FASB issued ASU 2009-17, Consolidations (Topic 810) — Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities. ASU 2009-17 changes how a reporting entity determines when an entity that is insufficiently capitalized or is not controller through voting (or similar rights) should be consolidated. ASU 2009-17 also requires a reporting entity to provide additional disclosures about its involvement with variable interest entities and any significant changes in risk exposure due to that involvement. ASU 2009-17 is effective at the start of a reporting entity’s first fiscal year beginning after November 15, 2009, or January 1, 2010, for a calendar year entity. Early adoption is not permitted. The Company does not expect that the adoption of ASU 2009-17 will have a material impact on its financial position, results of operations or cash flows.
In January 2010, the FASB issued ASU 2010-06, Fair Value Measurements and Disclosures (Topic 820) — Improving Disclosures about Fair Value Measurements. This ASU requires new disclosures and clarifies certain existing disclosure requirements about fair value measurements. ASU 2010-06 requires a reporting entity to disclose significant transfers in and out of Level I and Level 2 fair value measurements, to describe the reasons for the transfers and to present separately information about purchases, sales, issuances and settlements for fair value measurements using significant unobservable inputs. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in the roll forward of activity in Level 3 fair value measurements, which is effective for interim and annual reporting periods beginning after December 15, 2010. Early adoption is permitted. The Company does not expect that the adoption of ASU 2010-06 will have a material impact on its financial position, results of operations or cash flows.
In February 2010, the FASB issued ASU 2010-09 to amend ASC 855, Subsequent Events. ASC 855, which was originally issued by the FASB in May 2009, provides guidance on events that occur after the balance sheet date but prior to the issuance of the financial statements. ASC 855 distinguishes events requiring recognition in the financial statements and those that may require disclosure in the financial statements. As a result of ASU 2010-09, an entity that is an SEC filer (as defined in the update) is not required to disclose the date through which subsequent events have been evaluated, but is required to evaluate subsequent events through the date that the financial statements are issued. ASC 855 was effective for interim and annual periods ending after June 15, 2009, and ASU 2010-09 is effective immediately. The Company has evaluated subsequent events in accordance with ASU 2010-09.

A. Operating results.
The following table presents selected statement of operations data for the years ended December 31, 2007, 2008 and 2009.

	(Amounts in thousands of Rmb)
	2007	2008	2009
	Amount	Amount	Amount
Revenues	—	10	—
Cost of sales	—	(20)	—

Gross loss	—	(10)	—
Research and development expenses	—	(133)	(552)
General and administrative expenses	(24,495)	(24,195)	(24,970)
Impairment on property, plant and equipment	—	—	(6,463)
Impairment on inventories	—	—	(346)

Operating loss	(24,495)	(24,338)	(32,331)
Other income (expense):
Interest income	827	79	7
Finance costs	—	(475)	(5,799)
Gain (loss) on disposal of available-for-sale securities	15,405	(14,049)	111
Impairment on available-for-sale securities	—	(15,213)	—
Impairment on other investments	—	—	(571)
Dividend income from available-for-sale securities	58	48	71
Change in fair value of derivative embedded in convertible note	—	—	(5,040)
Change in fair value of warrants and option rights	—	(1,236)	3,798
Loss on debt extinguishment	—	—	(3,434)
Subsidies from government	—	—	600
Exchange loss	(482)	(268)	(218)
Others, net	(7)	(36)	(2)
Income tax (expenses) credit	(390)	712	112

Loss from continuing operations	(9,084)	(54,776)	(42,696)
Profit from discontinued operations	1,973	858	4,227

Net loss for the year	(7,111)	(53,918)	(38,469)

In December 2008, we entered into a sale and purchase agreement to sell our wholly-owned subsidiary Jingle and its subsidiaries, BHLNet and BBHL, which we collectively refer to as the Jingle Group, to Sentron Enterprises Limited, an independent party, for cash consideration of HK$0.2 million. During the fiscal years ended December 31, 2008 and 2009, we classified Jingle Group as held for sales and discontinued operations in accordance with Accounting Standard Codification 205-20 (formerly referred to as SFAS 144 “Discontinued operations”) Operating results for the years ended December 31, 2007 and 2008 of Jingle Group and its subsidiaries and CNT and its subsidiaries are included in “Profit from discontinued operations”. See “Note 5 to the consolidated financial statements — Disposal and discontinued operations” for further discussion.

Comparison of Years ended December 31, 2009, 2008 and 2007
Revenues. We entered the solar energy industry in September 2007, completed the installation of our first SnO2 base plate production line in June 2008 and completed testing of our first production line in December 2008. The global economic recession in 2008 and 2009 resulted in the cessation of business of many companies that manufacture downstream solar products. Accordingly, the demand for our SnO2 products has been weak and we generated no revenues from our Solar Energy Operations in 2009. Our Solar Energy Operations generated Rmb10,000 of revenues in 2008 from one customer and no revenue for the year 2007. Revenues generated by our discontinued operations for 2009, 2008 and 2007 are included in profit from discontinued operations for each of those years.
Cost of sales. Due to the weak demand on our solar products in 2009, there was no cost of sales for our Solar Energy Operations in 2009. Cost of sales for our Solar Energy Operations was Rmb20,000 in 2008. There was no cost of sales for our Solar Energy Operations in 2007. Cost of sales for our discontinued operations in 2009, 2008 and 2007 are included in profit from discontinued operations for each of those years.
Gross profit (loss). Our gross profit (loss) was nil in 2009 and 2007. Gross profit (loss) for our Solar Energy Operations was Rmb(10,000) in 2008 primarily due to low prices offered to a new customer to promote sales.
Research and development expenses. Research and development expenses for our Solar Energy Operations were Rmb0.55 million and Rmb0.13 million in 2009 and 2008, respectively, primarily consisting of expenses incurred from significant improvements and refinements to our production lines and existing products. There was no research and development expenses for our Solar Energy Operations in 2007.
General and administrative expenses. General and administrative expenses increased by Rmb0.77 million, or 3.0% , from Rmb24.20 million in 2008 to Rmb24.97 million in 2009. This increase was primarily due to:
•	a Rmb1.58 million, or 14.0%, increase in salaries and benefits expenses resulting from an increase in stock-based compensation recognized;

•	a Rmb0.48 million, or 22.8%, increase in depreciation expenses resulting from the purchase of additional property, plant and equipment, as well as the expansion of our Solar Energy Operations; and

•	a Rmb0.21 million, or 12.9%, increase in audit fees resulting from an increase in fees of our current auditor as well as an increase in fees of our former auditors in connection with the issuance of a consent;
partially offset by
•	a Rmb0.73 million, or 20.3%, decrease in legal and other professional fees resulting from a decrease in corporate and securities matters and transactions and the enhancement of internal personnel for corporate governance, compliance and legal matters;

•	a Rmb0.31 million, or 31.7%, decrease in rental expenses resulting from our move to a smaller office;

•	a Rmb0.11 million, or 25.2%, decrease in consultant fees resulting from a decrease in our use of external consultants for business development;

•	a Rmb0.18 million, or 46.4%, decrease in office supplies expenses resulting from strengthened control over costs and expenses; and

•	a Rmb0.13 million, or 30.4%, decrease in insurance expenses resulting from a change of insurance carriers in 2009 in respect of major insurance policies.
General and administrative expenses decreased by Rmb0.30 million, or 1.2% , from Rmb24.50 million in 2007 to Rmb24.20 million in 2008. This decrease was primarily due to:
•	a Rmb7.05 million, or 62.5%, decrease in legal and other professional fees resulting from a decrease in corporate and securities matters and transactions, enhancement of internal personnel for corporate governance, compliance and legal matters and a change of legal service providers;

•	a Rmb1.58 million, or 49.4%, decrease in audit fees resulting from a decrease in fees of our current auditor and a decrease in the number of accounting firms required to issue auditing consent; and

•	a Rmb0.56 million, or 35.9%, decrease in travel and entertainment expenses resulting from strengthened control over costs and expenses for employees in 2008 and recruiting more local staff in our Solar Energy Operations;
partially offset by:
•	a RMB7.06 million, or 136%, increase in salaries and benefits expenses resulting from Rmb6.20 million of additional stock-based compensation expense and an increase in headcount related to the expansion of our Solar Energy Operations;

•	a Rmb1.66 million, or 361%, increase in depreciation expense resulting from the purchase of additional property, plant and equipment; and

•	a Rmb0.01 million, or 1.03%, increase in rental expenses.
Impairment on property, plant and equipment and inventories. Impairment on property, plant and equipment and inventories were Rmb6.463 million and Rmb0.346million, respectively, in 2009, which were primarily related to the first SnO2 production line.
Other income (expense). For 2009, other income consisted primarily of: (i) Rmb3.798 million of change in fair value of warrants and option rights; (ii) Rmb0.111 million of gain on disposal of available-for-sale securities; (iii) Rmb0.60 million of subsidies from government and other expense consisted primarily of: (i) Rmb(5.040) million of change in fair value of derivative embedded in convertible note; (ii) Rmb(5.760) million of interest expenses for accretion to the redemption of the convertible note; (iii) Rmb(3.434) million of loss on debt extinguishment; (iv) Rmb(0.22) million exchange loss on bank account denominated in Hong Kong dollars. Other expense for 2008 consisted primarily of: (i) Rmb(15.2) million of impairment of available-for-sale securities; (ii) Rmb(14.1) million of loss on disposal of available-for-sale securities; (iii) Rmb(1.23) million of change in fair value of warrant liabilities and (iv) Rmb(0.5) interest expenses related to overdraft from security account. For 2007, other income consisted primarily of Rmb15.4 million on disposal of available-for-sale securities and other loss consisted primarily of Rmb(0.48) million exchange loss on bank account denominated in Hong Kong dollars.
Profit from discontinued operations. Profit from discontinued operations was Rmb4.2 million in 2009, Rmb0.9 million in 2008 and Rmb2.0 million for 2007. Profit from discontinued operations in 2009 related primarily to Jingle Group. Profit from discontinued operations in 2008 related primarily to Jingle Group and its subsidiaries. Profit from discontinued operations in 2007 related primarily to CNT, which we disposed of in 2007.
Net loss. Net loss for 2009 was Rmb38.47million, a decrease of Rmb15.45million, or 28.7%, from Rmb53.92million for 2008. Net loss for 2008 was Rmb53.92 million, a increase of Rmb46.81 million, or 658%, from Rmb7.11 million for 2007.

Taxation
We are a tax exempted company incorporated in the British Virgin Islands. Our subsidiaries incorporated in Hong Kong and PRC are subject to Hong Kong Profits Tax and Foreign Enterprise Income Tax in the PRC, respectively.
Our subsidiaries incorporated in Hong Kong were subject to a tax rate of 17.5% in 2007 and 16.5% in 2008 and 2009 on the assessable profits arising in or derived from Hong Kong. For those Hong Kong subsidiaries which generate PRC sourced income, PRC income tax was payable on the assessable profits at a rate of 33% in 2007 and 25% in 2008 and 2009.
On March 16, 2007, the National People’s Congress adopted the Enterprise Income Tax Law, or New Income Tax Law, which became effective on January 1, 2008 and replaced the previous separate income tax laws for domestic enterprises and foreign-invested enterprises (including PRC subsidiaries of our company) by adopting a unified income tax rate of 25% for most enterprises. In accordance with the implementation rules of the New Income Tax Law, the preferential tax treatments previously granted to various of our PRC subsidiaries will not continue and those subsidiaries will be subject to the statutory 25% tax rate. The 25% tax rate has been used in the calculation of our deferred tax balances, except for Shenzhen Helios Energy. The tax rate for Shenzhen Helios Energy was 20% in 2009 and will increase to 22% in 2010, 24% in 2011 and 25% in 2012. Among our PRC subsidiaries, only Zhangzhou Trendar Tech obtained the preferential tax treatment that it will be fully exempt from the PRC enterprise income tax for two years starting from the year 2008, followed by a 50% tax exemption for the next three years.
Since all our PRC subsidiaries have an accumulated deficit at December 31, 2009, no provision for PRC dividend withholding tax has been made. Upon distribution of any future earnings in the form of dividends or otherwise in the future, the Group would be subject to the respective tax rate under PRC Enterprise Income Tax Law issued by the State Council.
The Group adopted ASC 740-10-25 (formerly FIN 48 “Accounting for Uncertainty in Income Taxes”) on January 1, 2007. The adoption of ASC 740-10-25 did not have a material impact on the Group’s financial position and results of operations and cash flows on adoption and during the year ended December 31, 2007. The Group concluded that it has no additional material uncertain tax positions for the years 2008 and 2009. The Group classifies interest and/or penalties related to unrecognized tax benefits as a component of income tax provisions; however, for the years ended December 31, 2007, 2008 and 2009, there were no interest and penalties related to uncertain tax positions, and the Group had no material unrecognized tax benefit which would affect the effective income tax rate in future periods. The Group does not anticipate any significant increases or decreases to its liability for unrecognized tax benefits within the next twelve months. For our PRC subsidiaries, the years 2000 to 2009 remain subject to examination by the PRC tax authorities. For BHL Solar Technology Co Ltd., the year 2009 remains subject to examination by the HK tax authorities.
B. Liquidity and capital resources
Working capital and cash flows
We have not engaged in any form of off-balance sheet arrangement/relationships with unconsolidated entities or other persons that are reasonably likely to affect materially liquidity and the availability of or requirements for capital resources, or any trading activities that include non-exchange traded contracts accounted for at fair value. Except for the operating lease commitments and capital commitments for construction in progress and investments, as disclosed in Note 22 to our consolidated financial statements, we have no other commitments, which may cause us to make future payments under contracts.

The following table sets forth the summary for cash flows for the periods indicated:

	For the years ended December 31,
	2007	2008	2009
	Rmb	Rmb	Rmb
		(thousands)
Net cash used in operating activities	(17,499)	(15,131)	(17,268)
Net cash used in investing activities	(1,943)	(13,953)	(35,791)
Net cash generated from financing activities	37,190	18,676	70,929
Effect of exchange rate changes on cash	(2,317)	(668)	(29)

Net increase (decrease) in cash and cash equivalents	15,431	(11,076)	17,841
Cash and cash equivalents at beginning of year	3,475	18,906	6,770
Less: cash and cash equivalents at end of year from discontinued operations	—	(1,060)	—

Cash and cash equivalents at end of year	18,906	6,770	24,611

Our cash and cash equivalents on hand as of December 31, 2009 was Rmb24.61 million, representing an increase of Rmb17.84 million, or 264% from Rmb6.77 million at the beginning of the year. Our cash and cash equivalents on hand as of December 31, 2008 was Rmb6.77 million, representing a decrease of Rmb12.14 million, or 64.2% from Rmb18.91 million at the beginning of the year.
     Operating activities
Net cash outflow from operating activities in 2009 was Rmb17.27 million, representing an increase of Rmb2.14 million from an outflow of Rmb15.13 million in 2008. The increase in net cash outflow in 2009 was primarily due to the increase in amounts due from related parties.
Net cash outflow from operating activities in 2008 was Rmb15.13 million, representing a decrease of Rmb2.37 million from an outflow of Rmb17.50 million in 2007. The decrease in net cash outflow in 2008 was primarily due to the combined effects of a decrease in other liabilities and accrual expenses and a decrease in legal and professional fees.
     Investing activities
Net cash outflow from investing activities in 2009 was Rmb35.79 million, representing an increase of Rmb21.84 million from an outflow of Rmb13.95 million in 2008. The increase in net cash outflow in 2009 was primarily due to the combined affects of (i) an increase of investment in securities and (ii) prepayment for business acquisition.
Net cash outflow from investing activities in 2008 was Rmb13.95 million, representing an increase of Rmb12.01 million, from a net cash outflow of Rmb1.94 million in 2007. The increase in net cash outflow in 2008, was primarily due to the purchase of property, plant and equipment.
     Financing activities
Net cash inflow from financing activities in 2009 was Rmb70.93 million, representing an increase of Rmb52.25 million, from an inflow of Rmb18.68 million in 2008. This increase was mainly due to the combined effects of i) Rmb68.67 million of proceeds from the convertible note during the year; ii)Rmb1.24 million of proceeds from the issuance of common stock and warrants in June 2009 and iii) Rmb2.59 million of proceeds from the exercise of stock options during the year.
Net cash inflow from financing activities in 2008 was Rmb18.68 million, representing a decrease of Rmb18.51 million, from an inflow of Rmb37.19 million in 2007. This decrease was mainly due to the combined effects of (i) Rmb0.36 million of proceeds from the exercise of stock options during the year, (ii) Rmb9.37 million of proceeds from the issuance of common stock and warrants pursuant to a new placement of US$1.5 million that occurred on September 26, 2008 and (iii) a Rmb7.9 million contribution by China Biotech.
As of December 31, 2009, after deducting our total liabilities from our cash and cash equivalents, we had a net cash surplus of Rmb2.88 million, representing an increase of Rmb16.50 million from a net cash deficit of Rmb13.62 million as of December 31, 2008.
As of December 31, 2008, after deducting our total liabilities from our cash and cash equivalents, we had a net cash deficit of Rmb13.62 million, representing a decrease of Rmb3.17 million from a net cash deficit of Rmb16.79 million as of December 31, 2007.
Restricted net assets
Under PRC laws and regulations, our PRC subsidiaries are restricted from transferring certain of their net assets to us either in the form of dividends, loans or advances. Amounts restricted include paid up capital and reserves of our PRC subsidiaries with positive net assets totaling approximately Rmb10.541 million as of December 31, 2009.
Capital resources
Our capital expenditures in 2007, 2008 and 2009 were Rmb37.91 million, Rmb7.11 million and Rmb1.38 million, respectively. See Note 24 to the consolidated financial statements included in this Annual Report. We expect our capital expenditures to increase in the future as we expand our Solar Energy Operations and enter into the advertising and media business in China.
In April 2009, we and two of our wholly-owned subsidiaries, China Green Industry Group Ltd. and China Green Holdings Ltd., or CGHL, entered into a subscription agreement with CMTF Private Equity One. Pursuant to the subscription agreement, CGHL issued to CMTF Private Equity One a convertible note with a principal amount of US$10.0 million with three-year maturity and an interest rate equal to the Hong Kong Prime Rate. The convertible note was, at the holder’s option, either (a) convertible into the outstanding ordinary shares of CGHL or (b) exchangeable for shares of our common stock. In November 2009, CMTF Private Equity One exchanged the convertible note for 3,322,260 shares of our common stock.
In April 2010, we entered into a subscription agreement with China Wanhe Investment Limited to issue and sell 2,000,000 shares of our common stock in a private placement. In May 2010, we received US$6.02 million from the transaction.
From time to time, we evaluate potential investments, acquisitions or divestments and may, if a suitable opportunity arises, make an investment or acquisition or conduct a divestment. As a result, we may need to obtain additional funds through issuance of new equity or debt securities. We may have to seek additional financing sooner than currently anticipated, and we do not know whether we will be able to obtain additional financing on terms acceptable to us, or at all.
C. Research and development, patents and licenses, etc.
Our major research and development section and manufacturing plants are located at China Merchants Zhangzhou Development Zone in Fujian Province of the PRC. During 2009, research and development costs were incurred in the development of the new products and processes, including significant improvements and refinements to existing products. Those R&D costs were expensed as incurred.
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
The following table summarizes our contractual obligations under a non-cancellable operating lease as of December 31, 2009.

(Amounts in thousands)
Rmb
As of December 31,
2010	786
2011	253
2012	156
2013	46

Total	1,241

Lease rental costs incurred by our company for the years ended December 31, 2007, 2008 and 2009 amounted to Rmb1.44 million, Rmb1.51 million and Rmb0.87 million, respectively.
Commitments
     Capital commitments for construction in progress
     In September 2007, China Merchants Zhangzhou Development Zone Trenda Solar Ltd., or Zhangzhou Trenda, our wholly-owned subsidiary, entered into a cooperation contract with China Solar Energy Group Limited, or China Solar, an independent third party, to purchase China Solar’s SnO2 solar base plates production lines for an aggregate price of US$8.0 million (equivalent to Rmb58.36 million) for four SnO2 production lines. Half of the price for each production line was to be paid upon delivery. The remaining 50% payment for each production line was to be made by upon successful installation of the production lines and achievement of production requirements. The first SnO2 solar base plant production line was shipped to Zhangzhou Trenda and was installed and tested in December 2008. Due to the inherent deficiencies of the first production line, we and China Solar agreed to reduce the price for the first SnO2 solar base plate production line from US$2.0 million to US$1.0 million. We paid US$1.0 million to China Solar in 2008. Pursuant to the cooperation contract, Zhangzhou Trenda has the right to terminate the purchase of the remaining three SnO2 production lines at an aggregate price of US$6.0 million in the event that the first production line fails to manufacture the products with quality satisfactory to the standard mutually agreed in the cooperation agreement. For the fiscal year ended 2009, impairment on the first SnO2 production line was recognized. Owing to the quality issue with the first production line, we don’t expect to purchase any additional production lines from China Solar in the near future.
     In October 2008, Sinofield Group Limited, our wholly-owned subsidiary, entered into a provisional contract with Xinhua Gold Net International Company Limited, or Supplier, to purchase one Vetrogrid® Photovoltaic Production Line, including a license of patents and proprietary technologies, technical and training service, for a price of US$7.0 million. We paid US$0.66 million to the Supplier as a deposit in November 2008. As of December 31, 2008, the remaining capital commitment for this construction in progress was US$6.34 million. Pursuant to the provisional contract, the deposit was to be refunded to us in the event that the production line failed to meet the agreed performance standard. On December 3, 2009, both parties terminated the contract and the Supplier refunded US$0.66 million to us.
G. Safe harbor.
Forward-Looking Statement Disclosure

This Annual Report contains “forward-looking statements,” as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on our current expectations, assumptions, estimates and projections about us, our industry, economic conditions in the markets in which we operate, and certain other matters. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate”, “believe”, “estimate”, “expect”, “intend”, “will”, “project”, “seek”, “should” and similar expressions. Those statements include, among other things, the discussions of our business strategy and expectations concerning our market position, future operations, margins, profitability, liquidity and capital resources. These statements are subject to known and unknown risks, uncertainties and other factors, which may cause actual results or outcomes to differ materially from those implied by the forward-looking statements. Important factors that may cause actual results or outcomes to differ from those implied by the forward-looking statements include, but are not limited to, those discussed in the Item 3.D.“Risk Factors”, Item 4. B. “Business Overview” and Item 5. “Operating and Financial Review and Prospects” sections in this Annual Report. In light of these and other uncertainties, you should not conclude that the results or outcomes referred to in any of the forward-looking statements will be achieved. All forward-looking statements included in this Annual Report are based on information available to us on the date hereof, and we do not undertake to update these forward-looking statements to reflect future events or circumstances.
Item 6. Directors, Senior Management and Employees
A. Directors and senior management.
As of the date of this Annual Report, our Board of Directors consists of ten directors, four of whom are executive directors and six of whom are independent directors. The following table sets forth the name, age and position of each director and executive officer of our company as of the date of this Annual Report:

Name	Age	Positions with the Company

Alan Li	42	Chairman of the Board, Executive Director and Chief Executive Officer
Zhenwei Lu	39	Executive Director and Chief Operating Officer
Tairan Guo	32	Executive Director and Chief Business Development Officer, Acting Chief Financial Officer
Ju Zhang	47	Executive Director
Loong Cheong Chang (1) (3)	64	Independent Director
Xiaoping Wang	50	Independent Director
Xinping Shi (2) (3)	51	Independent Director
Weidong Wang (2) (3)	43	Independent Director
Yu Keung Poon (1) (2)	45	Independent Director
Yezhong Ni (1)	40	Independent Director

(1)	Member of the Audit Committee

(2)	Member of the Compensation Committee

(3)	Member of the Nominating Committee
Mr. Alan Li was appointed as an Executive Director on May 24, 2005. He has been our Chief Executive Officer since January 8, 2007 and our Chairman of the Board of the Directors since May 23, 2007. Prior to joining our company, he served as the Executive Director of Shun Tai Investment Limited, a company engaged in investment, merger and acquisition of hospitals and pharmaceuticals factories in China. From 2000 to 2002, Mr. Li was the Executive Director and Vice President of Linchest Technology Ltd. Mr. Li has considerable experience in investment and management of conglomerate companies. His current responsibilities include strategic planning, merger and acquisition and capital market development. Mr. Li holds an MBA from Murdoch University, Australia.
Mr. Zhenwei Lu was appointed as an Executive Director on January 5, 2007 and was appointed as our Chief Operating Officer on March 26, 2007. He was the General Manager of China Merchants Technology Co., Ltd., or CMTH, a wholly owned subsidiary of the China Merchants Group. Mr. Lu is now representing China Merchants Group to establish a new RMB Risk venture investment fund. China Merchants Group is one of the largest state-owned enterprises directly under the administration of the China State Council and has significant business operations across Hong Kong and China in real estate, energy, logistics, ports, highways and industrial zones. Mr. Lu’s current responsibilities include assets management and operation management of our company. Mr. Lu holds a Bachelors degree from Shanghai Marine College and a Masters degree from Zhongnan University of Economics and Law.
Mr. Tairan Guo was appointed as an Executive Director on January 31, 2010. He joined our company as Assistant to our Chief Executive Officer in 2008 and was promoted to be Chief Business Development Officer and Vice President in 2009. Prior to joining us, Mr. Guo worked with the corporate business development department of HTS, Haniel & Cie GmbH in Duisburg, Germany in 2005, and served as an SAP project manager for Dorma Automatic GmbH in Wuppertal, Germany from 2006 to 2007. Mr. Guo holds Bachelors degrees in German Literature and in Economics from Peking University in China and a Master’s degree of European Culture and Economy from Ruhr-University Bochum in Germany.
Mr. Ju Zhang was appointed as an Executive Director on May 24, 2005. He previously served as Deputy Chairman of China Merchants Technology Holdings Co., Ltd. and was appointed as the Associate Professor of Chinese Academy of Medical Sciences and Peking Union Medical College, the assistant Director of Department of Research in National Committee of Science and Technology and Department of Research in Chinese Ministry of Science and Technology. Mr. Zhang holds a Bachelors degree in Energy Engineering from Tsinghua University and a Masters degree in Philosophy from the Chinese Academy of Social Sciences.
Mr. Loong Cheong Chang was appointed as an Independent Director on January 5, 2007 and became the Chairman of our Audit Committee and a member of our Nominating Committee on March 2, 2007. He previously served as a member of senior management of Orient Overseas Container Line, Ltd. and Island Navigation Corporation International Ltd., Director and General Manager of Noble Ascent Company Ltd. Hong Kong, and Chairman of Audit Committee and Independent Non-Executive Director of Guangshen Railway Company Limited. Mr. Chang is currently a Director of World Target Properties (Shanghai) Ltd. and the Director of Orient International (Shanghai) Ltd. Mr. Chang holds a Certificate of Business Management from Hong Kong Management Association.
Mr. Xiaoping Wang was appointed as an Independent Director on January 5, 2007. Mr. Wang is currently the Dean, Professor and Doctoral Tutor of School of Economics, Jiangxi University of Finance and Economics. He also serves as Independent Director of Jiangxi Ganneng Co., Ltd., Director of Association of Foreign Economics Studies in China, Vice Chairman of Youth Association of Social Science of Jiangxi Province, Managing Director of Association of Economics Studies, Jiangxi Province, and Fellow Researcher of Advisory and Consulting Committee of Jiangxi Provincial Government.
Dr. Xinping Shi was appointed as an Independent Director on July 28, 2005 and the Chairman of our Compensation Committee and Nominating Committee on March 2, 2007. Dr. Shi is holding positions as Director of Logistics Management Research Centre, Coordinator of Logistics and Supply Chain Management of the School of Business, and Associate Professor of the Department of Finance and Decision Sciences of the Hong Kong Baptist University. Dr. Shi also serves as an Independent Director of China Merchants Shekou Holdings Company Limited, a company listed on the Shenzhen Stock Exchange; and as a Director of Weboptimal International Limited, a management consulting firm. He is also Guest Professor of the College of Logistics of Beijing Normal University and Advisor of the Chamber of Hong Kong Logistics. Dr. Shi holds a Doctorate degree from Middlesex University and a Master’s degree in Business Administration from Lancaster University, UK.

Mr. Weidong Wang was appointed as an Independent Director on July 28, 2005 and a member of our Compensation Committee and Nominating Committee on March 2, 2007. Mr. Wang served as the Business Representative of Henan Province in China from 1990 to 1991 and the Business Director of China National Cereals, Oils & Foodstuffs Import & Export Corporation from 1991 to 2000. Mr. Wang was appointed the Deputy General Manager of Ceroilfood Enterprises Limited, one of the foreign offices of China Business Bureau in March 2000, and his responsibilities are in charge of overseas business development and management. Mr. Wang has experience in import and export business of oil, cereal products and foodstuffs. He qualified as International Business Engineer in China in 1994 and holds a Masters degree in Public Finance from the Tianjin University of Finance & Economics and an MBA from Murdoch University, Australia.
Mr. Yu Keung Poon was appointed as an Independent Director, a member of our Compensation Committee and the financial expert of our Audit Committee on March 2, 2007. He is a Certified Public Accountant of the Hong Kong Institute of Certified Public Accountants and a fellow member of the Association of Chartered Certified Accountants in England. He is currently the Financial Controller and the Company Secretary of Jiuzhou Development Company Limited. Prior to joining Jiuzhou Development Company Limited, he worked in Ernst & Young Hong Kong in the auditing field and had assumed the accounting and financial management positions in a number of China affiliated and multinational companies. Mr. Poon holds a professional Diploma in Accountancy from The Hong Kong Polytechnic University and an Executive MBA degree from The Chinese University of Hong Kong.
Mr. Yezhong Ni was appointed as an Independent Director on April 28, 2005 and as a member of our Audit Committee on March 2, 2007. He is a partner of the Kingson Law Firm, one of the leading law firms in South China. He has experience in legal services for banking and finance, bankruptcy and media. He is now the perennial legal counsel of several large-scale enterprises and public institutions, such as Bank of China Guangdong Branch, Guangdong Television Station, Guangdong Provincial Freeway Co., Ltd. Mr. Ni deals with a large number of legal disputes, mainly syndicated loan related financial derivative tools, comfort letter, floating rate note issues, between Guangdong International Investment Trust Company and several financial institutions in and abroad, such as Standard Chartered, China Merchants Bank, Morgan Stanley Capital Service Inc. and Credit Suisse First Borston International. As the special project legal counsel, Mr. Ni provides legal services focusing on the experimental point of non-performing-loan structural trade to the Bank of China, and provides legal services on the syndicated loan issue to the Bank of China Guangdong Branch. Appointed by the court, Mr. Ni is the bankruptcy supervisor of some bankrupt enterprises. Mr. Ni was graduated from the Law School of the Peking University.
There are no family relationships between the above named officers and directors. Notwithstanding that China Biotech is our largest shareholder, we do not have any formal agreement or arrangement with China Biotech pursuant with respect to the nomination of directors to our board. All of our directors are appointed and approved by resolutions passed in our board meetings and have been and will be elected at our annual shareholders meeting. All candidates were nominated and recommended by the Nominating Committee based on their experience and capability.
B. Compensation.
Except for Mr. Alan Li, the Chairman of our Board of Directors, who we paid HK$0.10 million in 2009 as allowance for his capacity as Chairman, we did not pay any cash compensation to our directors in 2009 in their capacity as directors.
The compensation for each member of senior management is principally comprised of base salary, allowance, discretionary bonus and other fringe benefits. The compensation that we pay to our senior management is evaluated on the basis of the following primary factors: our financial results, individual performance, market rates and movements, as well as the individual’s anticipated contribution to our company and its growth. The aggregate cash base salary, allowance and bonus compensation which we paid to all members of senior management as a group was approximately HK$2.77 million in 2009. The Mandatory Provident Fund, or MPF, that we paid to senior management was HK$0.03 million in 2009. The monthly contribution to the MPF scheme is calculated on the rules set out in the MPF Ordinance in Hong Kong, which is 5% of the relevant income of the employee with a specific ceiling.
In 2009, we granted stock options covering an aggregate of 756,000 shares of common stock to the following directors and executive officers as described as below:

		Number	Exercise
		Of	Price
Name	Title/Office	options	Per option	Expiration Date
			(US$)
Alan Li	Chairman, Executive Director and Chief Executive Officer	150,000	2.12	October 1, 2014 (1)
		23,000	2.12	October 1, 2019 (2)
		30,000	2.12	October 1, 2019 (3)
		223,000	2.12	October 1, 2014 (4)
Zhenwei Lu	Executive Director and Chief Operating Officer	80,000	2.12	October 1, 2014 (1)
Tairan Guo	Executive Director, Chief Business Development Officer and Vice President	50,000	2.12	October 1, 2014 (1)
Xinping Shi	Independent Director	40,000	2.12	October 1, 2014 (1)
Yezhong Ni	Independent Director	30,000	2.12	October 1, 2014 (1)
Weidong Wang	Independent Director	30,000	2.12	October 1, 2014 (1)
Loong Cheong Chang	Independent Director	60,000	2.12	October 1, 2014 (1)
Yu Keung Poon	Independent Director	30,000	2.12	October 1, 2014 (1)
Xiaoping Wang	Independent Director	10,000	2.12	October 1, 2014 (1)

Notes:

(1)	These options were granted under our 2009 Stock Option Plan pursuant to a resolution of the Compensation Committee passed on October 1, 2009. One-third of the options vest on October 1, 2010, one-third of the options vest on October 1, 2011, and the remaining one-third of the options vest on October 1, 2012.

(2)	These options were granted under our 2000 Stock Option Plan pursuant to a resolution of the Compensation Committee passed on October 1, 2009. All of the options vested immediately upon grant.

(3)	These options were granted under our 2005 Stock Option Plan pursuant to a resolution of the Compensation Committee passed on October 1, 2009. All of the options vested immediately upon grant.

(4)	These options were granted under our 2006 Stock Option Plan pursuant to a resolution of the Compensation Committee passed on October 1, 2009. One-third of the options vest on October 1, 2010 and the remaining two-third of the options vest on October 1, 2011.
We have no service contracts with any of our directors or executive officers that provide additional benefits to them upon termination.
C. Board practices.

In 2009, our Board of Directors met in person or passed resolutions by written consent 12 times. No director is entitled to any severance benefits upon termination of his directorship with us. Our Board of Directors has concluded that Mr. Yu Keung Poon meets the criteria for an “audit committee financial expert” as established by the US Securities and Exchange Commission, or SEC.
Board committees
Our Board of Directors has established an Audit Committee, a Compensation Committee and a Nominating committee, which are solely comprised of independent directors.
Audit Committee. Mr. Loong Cheong Chang, Mr. Yu Keung Poon and Mr. Yezhong Ni have served as members of our Audit Committee since March 2, 2007. According to our Audit Committee Charter, the responsibilities of the Audit Committee include the oversight of (1) the integrity of our financial statements, (2) our compliance with legal and regulatory requirements, (3) the qualification, appointment, compensation, retention and oversight of our independent auditors, including resolving disagreements between management and the auditors regarding financial reporting and (4) the performance of our independent auditors and of our internal control function. Each member of the Audit Committee meets the independence requirements and standards established by Nasdaq rules and SEC regulations.
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
The Audit Committee is required to meet at least two times a year and may call a special meeting as required. All members of the Audit Committee are financially literate, which means having a basic understanding of financial controls and reporting, and none of them receive, directly or indirectly, any compensation from our company other than his or her directors’ fee and benefits.
Compensation Committee. Dr. Xinping Shi, Mr. Weidong Wang and Mr. Yu Keung Poon serve as members of the Compensation Committee. The Compensation Committee makes recommendations to the Board of Directors concerning salaries and incentive compensation for our officers, including our Chief Executive Officer and Chief Financial Officer, directors and employees and administers our stock option plans. Each member of the Compensation Committee meets the independence requirements and standards established by Nasdaq rules and SEC regulations.
Nominating Committee. Dr. Xinping Shi, Mr. Loong Cheong Chang and Mr. Weidong Wang serve as members of the Nominating Committee. The purpose of the Nominating Committee is to assist the Board of Directors in identifying qualified individuals to become board members, consultants and officers of our company, in determining the composition of the Board of Directors and in monitoring a process to assess Board effectiveness. Each member of the Nominating Committee meets the independence requirements and standards established by Nasdaq rules and SEC regulations.
The charters of the above-mentioned committees are available on our website: www.chinactdc.com.
Term of directors and executive officers
According to our Articles of Association, one-third of our directors retire from office by rotation at each annual meeting of shareholders, provided that every director is subject to retirement at least once every three years. A retiring director is eligible for re-election and will continue to act as a director throughout the meeting at which he retires.

Our executive officers are elected and appointed by resolution of directors and may be removed at any time, with or without cause, by a resolution of directors.
D. Employees.
As of December 31 of the respective past three years, we had full-time employees, classified by function as follows:

	2009	2008	2007
Corporate administration	14	16	18
Finance and accounting	7	9	10
Research and development	0	0	3
Technology and engineering	9	6	8
Sales and services	0	4	6
Manufacturing	5	34	3

Total	35	69	48

Compared to the number of employees in 2008, the decrease in the number of employees as of December 31, 2009 was mainly due to disposal of Jingle group and a reduction in force of workers in our factories. In 2008, our solar business subsidiaries consolidated research and development into their technology and engineering departments.
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

		Number Of	Exercise Price
Name	Title/Office	options	Per option	Expiration Date
			(US$)
Alan Li	Chairman, Executive Director and Chief Executive Officer	75,000	1.85	September 20, 2015 (1)
		100,000	3.18	September 18, 2016 (2)
		150,000	3.13	May 23, 2012 (3)
		100,000	2.04	November 10, 2013 (4)
		120,000	1.79	December 30, 2013 (5)
		53,000	2.12	October 1, 2019 (6)

		Number Of	Exercise Price
Name	Title/Office	options	Per option	Expiration Date
			(US$)
Zhenwei Lu	Executive Director and Chief Operating Officer	40,000	1.85	September 20, 2015 (1)
		60,000	3.18	September 18, 2016 (2)
		80,000	3.13	May 23, 2012(3)
		80,000	2.04	November 10, 2013 (4)
		80,000	1.79	December 30, 2013 (5)
Ju Zhang	Executive Director	10,000	1.85	September 20, 2015 (1)
		10,000	3.18	September 18, 2016 (2)
		10,000	2.04	November 10, 2013 (4)
		10,000	1.79	December 30, 2013 (5)
Tairan Guo	Executive Director, Chief Business Development Officer and Vice President	20,000	2.04	November 10, 2013 (4)
		40,000	1.79	December 30, 2013 (5)
Xinping Shi	Independent Director	10,000	3.18	September 18, 2016 (2)
		30,000	3.13	May 23, 2012 (3)
		22,800	2.04	November 10, 2013 (4)
		50,000	1.79	December 30, 2013 (5)
Yezhong Ni	Independent Director	10,000	1.85	September 20, 2015 (1)
		10,000	3.18	September 18, 2016 (2)
		10,000	3.13	May 23, 2012 (3)
		20,000	2.04	November 10, 2013 (4)
		40,000	1.79	December 30, 2013 (5)
Weidong Wang	Independent Director	10,000	1.85	September 20, 2015 (1)
		10,000	3.18	September 18, 2016 (2)
		10,000	3.13	May 23, 2012(3)
		20,000	2.04	November 10, 2013 (4)
		40,000	1.79	December 30, 2013 (5)
Loong Cheong Chang	Independent Director	30,000	3.13	May 23, 2012 (3)
		30,000	2.04	November 10, 2013 (4)
		50,000	1.79	December 30, 2013 (5)
Yu Keung Poon	Independent Director	20,000	3.13	May 23, 2012 (3)
		20,000	2.04	November 10, 2013 (4)
		40,000	1.79	December 30, 2013 (5)

		Number Of	Exercise Price
Name	Title/Office	options	Per option	Expiration Date
			(US$)
Xiaoping Wang	Independent Director	10,000	3.13	May 23, 2012 (3)
		10,000	2.04	November 10, 2013 (4)
		10,000	1.79	December 30, 2013 (5)

Note:

(1)	These options were granted under our 1996 Stock Option Plan and 2000 Stock Option Plan pursuant to a board resolution passed on September 20, 2005 and are fully vested.

(2)	These options were granted under our 2005 Stock Option Plan pursuant to a board resolution passed on September 18, 2006 and are fully vested.

(3)	These options were granted under our 2006 Stock Option Plan pursuant to a resolution of the Compensation Committee passed on May 23, 2007 and are fully vested.

(4)	These options were granted under our 2007 Stock Option Plan pursuant to a resolution of the Compensation Committee passed on November 10, 2008. One-third of such options vested on November 10, 2009, one-third vest on November 10, 2010 and the remaining one-third vest on November 10, 2011.

(5)	These options were granted under our 2008 Stock Option Plan pursuant to a resolution of the Compensation Committee passed on December 30, 2008. One-third of such options vested on December 30, 2009, one-third vest on December 30, 2010 and the remaining one-third vest on December 30, 2011.

(6)	These options were granted under our 2000 Stock Option Plan and 2005 Stock Option Plan pursuant to a resolution of the Compensation Committee passed on October 1, 2009 and are fully vested.
Stock Option Plans
Our stock option plans are designed to provide incentives to our employees (including our directors and officers) and to our non-employee consultants and to offer an additional inducement in obtaining the services of such individuals. Our stock option plans were approved by our shareholders on the following dates:

Stock Option Plan	Date of Shareholder Approval
1996 Stock Option Plan, or the 1996 Plan	October 10, 1996
2000 Stock Option Plan, or the 2000 Plan	September 5, 2000
2005 Stock Option Plan, or the 2005 Plan	October 20, 2005
2006 Stock Option Plan, or the 2006 Plan	December 22, 2006
2007 Stock Option Plan, or the 2007 Plan	October 19, 2007
2008 Stock Option Plan, or the 2008 Plan	December 12, 2008
2009 Stock Option Plan, or the 2009 Plan	September 11, 2009

1996 Plan
Options to purchase an aggregate of 200,000 shares of common stock were granted under the 1996 Plan, and we will not issue additional options under the 1996 Plan. The 1996 Plan was filed as an exhibit to our Registration Statement on Form F-1 (File No. 333-6082).
2000 Plan
Options to purchase an aggregate of 400,000 shares of common stock were granted under the 2000 Plan, and we will not issue additional options under the 2000 Plan. The 2000 Plan was filed as an exhibit to our Registration Statement on Form S-8 (File No. 333-127423).
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
2007 Plan
Options to purchase an aggregate of 1,000,000 shares of common stock were granted under the 2006 Plan, and we will not issue additional options under the 2007 Plan. The 2007 Plan was filed as an exhibit to our Registration Statement on Form S-8 (File No. 333-160837).
2008 Plan
Options to purchase an aggregate of 1,500,000 shares of common stock were granted under the 2006 Plan, and we will not issue additional options under the 2008 Plan. The 2008 Plan was filed as an exhibit to our Registration Statement on Form S-8 (File No. 333-160837).
2009 Plan
Options to purchase an aggregate of 1,000,000 shares of common stock were granted under the 2009 Plan, and we will not issue additional options under the 2009 Plan. The 2009 Plan is substantially similar to the 2008 Plan.
Item 7. Major Shareholders and Related Party Transactions
A. Major shareholders.
The following table sets forth, as of the date of this Annual Report, the beneficial ownership of (i) all persons known to us to be beneficial owners of equal or more than five percent or more of our common stock, (ii) our current officers and directors and (iii) our current officers and director as a group.

	Shares of common stock	Percent of
Principal Shareholder	beneficially owned (1)	class
China Biotech Holdings Limited 5/F, B&H Plaza, 27 Industry Ave Shekou, Shenzhen 518067 PR China	4,132,168	19.35%
CMTF Private Equity One 48/F, One Exchange Square, Central, Hong Kong SAR, China	3,322,260	15.55%
China Wanhe Investment Limited Suite 2616, Jardine House, 1 Connaught Place, Central, Hong Kong SAR, China	2,000,000	9.36%
Alan Li (2) c/o Unit 1010-1011, 10/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central Hong Kong	0	*
Zhenwei Lu (2) c/o Unit 1010-1011, 10/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central Hong Kong	0	*
Ju Zhang (2) c/o Unit 1010-1011, 10/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central Hong Kong	0	*
Tairan Guo c/o Unit 1010-1011, 10/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central Hong Kong	0	*
Loong Cheong Chang c/o Unit 1010-1011, 10/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central Hong Kong	0	*
Xiaoping Wang c/o Unit 1010-1011, 10/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central Hong Kong	0	*
Xinping Shi c/o Unit 1010-1011, 10/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central Hong Kong	0	*
Yezhong Ni c/o Unit 1010-1011, 10/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central Hong Kong	0	*
Weidong Wang c/o Unit 1010-1011, 10/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central Hong Kong	0	*
Yu Keung Poon c/o Unit 1010-1011, 10/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central Hong Kong	0	*
All officers and directors as a group (10 persons) (2)	0	*

*	less than 1%.

(1)	Unless otherwise noted, all persons named have sole voting and investment power with respect to all shares of common stock beneficially owned by them, excluding any stock options. For details of stock options granted to the directors and officers please refer to Item 6.E “Share ownership”.

(2)	Mr. Alan Li, Chairman of the Board, Executive Director and Chief Executive Officer, Mr. Zhenwei Lu, Executive Director and Chief Operating Officer and Mr. Ju Zhang, Executive Director, are also directors of China Biotech and therefore may be deemed to beneficially own the shares of common stock owned by China Biotech.
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
We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. As of the date of this Annual Report, we have 21,360,389 issued and outstanding shares of common stock.
B. Related party transactions.
The transactions with related parties for the period from January 1, 2009 up to the date of this Annual Report were as follows:

Amounts in thousands
Rmb
Transactions with related parties
Loan from Alan Li (1)	792
Repayment overdraft of security account China Biotech (2)	440
US$10 million convertible note issued by CGHL to CMTF Private Equity One (3)	68,672
Deposit payment to China Biotech for acquisition of production line (4)	6,867

(1)	In February 2009, BHLHK, a wholly owned subsidiary of our company, entered into a loan agreement with Mr. Alan Li to borrow HK$0.90 million for 10 months without interest. Mr. Alan Li is one of the directors of BHLHK and is our Chairman of the Board of Directors, Executive Director and Chief Executive Officer. The loan is for its working capital purposes and was repaid in full in May 2009.

(2)	Represents repayment of overdraft of securities account on behalf of BHLHK by China Biotech in February 2009.

(3)	In April 2009, we and two of our subsidiaries, China Green Industry Group Ltd. and China Green Holdings Ltd., or CGHL, entered into a subscription agreement with CMTF Private Equity One. Pursuant to the subscription agreement, CGHL issued to CMTF Private Equity One a convertible note in a principal amount of US$10.0 million with three-year maturity and an interest rate equal to the Hong Kong Prime Rate. The Convertible Note was, at the holder’s option, either convertible into the outstanding ordinary shares of CGHL or exchangeable for shares of our common stock. In November 2009, CMTF Private Equity One exchanged the convertible note for 3,322,260 shares of our common stock. CMTF Private Equity One is one of the funds managed by CMS Capital (HK) Co., Ltd. (formerly known as CMTF Asset Management Limited). China Merchants Securities Investment Ltd, one of subsidiaries of China Merchants Group, holds 100% of equity interest of CMS Capital (HK) Co., Ltd..

(4)	In December 2009, we entered into an Agency Contract regarding the purchase of one a-Si thin film solar panel production line with China Biotech. Pursuant to the Agency Contract, we appointed China Biotech as our representative to liaise and negotiate with an equipment supplier to purchase one a-Si thin film solar panel production line, together with a license for patents, proprietary technology, technical service and training. We paid USD1.0 million to China Biotech as a deposit for the purchase. On May 13, 2010, we amended the Agency Contract to extend the delivery date for three additional months. On June 22, 2010, we terminated the Agency Contract, as amended, with China Biotech and the deposit was refunded in full to us upon termination.
As of the date of this Annual Report, our balances with related parties are as follows:

Amounts in
thousands
Rmb
Balances with related parties:
Due from related parties
Funds held by China Biotech for potential acquisition of technology and business in China (4 and 5)	12,053

12,053

Due to related parties:
Due to China Biotech (6)	859
Due to CMZDZ (7)	8,085

8,944

(5)	China Biotech has been the largest shareholder of our company since January 12, 2007. In view of China Biotech’s experience with acquisitions in China, we deposited HK$6 million with China Biotech for the purpose of making (with the assistance of China Biotech) potential acquisitions of technology and businesses in China. There is no agreement between our company and China Biotech for the deposited funds and we can withdraw the funds without restriction at any time.

(6)	Represents administrative expenses paid on behalf of Faster and Shenzhen Helios Energy by China Biotech in China.

(7)	Prior to the acquisition (see Note 3 to the consolidated financial statements), Faster Group had no business activities and its major asset was a right to purchase a real estate located in the Tangyang Industrial Zone of China Merchants Zhangzhou Development Zone, from China Merchants Zhangzhou Development Zone Ltd., or CMZDZ, for a consideration of Rmb13,085, of which Rmb5,783 was borne by the Faster Group and Rmb7,302 was committed to be settled by China Biotech. In 2008, the Group received Rmb7,302 from China Biotech and paid Rmb5,000 to CMZDZ. The remaining balance due to CMZDZ is Rmb8,085.
Except for Note 1, the balances with related parties are unsecured and interest-free, and have no fixed terms of repayment.
C. Interests of experts and counsel.
Not Applicable.
Item 8. Financial Information
A. Consolidated Statements and Other Financial Information.

Our consolidated financial statements are included herein under Item 18.
Except for an interim dividend paid in 1997, we have not paid any dividends on our common stock. The payment of dividends in the future, if any, is within the discretion of our Board of Directors and will depend upon our earnings, capital requirements and financial condition and other relevant factors. We do not anticipate declaring or paying any dividends in the foreseeable future.
To our knowledge, there is no litigation pending or threatened against us which would reasonably expected to materially adversely impact our financial condition.
B. Significant Changes.
None.
Item 9. The Offer and Listing.
A. Offer and listing details.
Our authorized share capital is made up of two classes of shares: 4,000,000,000 shares of common stock, US$0.01 par value; and 1,000,000,000 shares of preferred stock, US$0.01 par value. As of the date of this Annual Report, 21,360,389 shares of common stock and 1,000,000 shares of Series A Preferred Stock are issued and outstanding.
The high and low market prices of our common stock for the most recent five full financial years are as follows:

Nasdaq Capital Market		US$
(Year Ended)	High	Low
December 31, 2009	4.78	1.36
December 31, 2008	9.45	1.19
December 31, 2007	10.39	2.71
December 31, 2006	12.15	1.34
December 31, 2005	8.80	1.53
The high and low market prices of our common stock for each financial quarter during the two most recent full financial years and all subsequent quarters are as follows:

Nasdaq Capital Market	US$
(Quarter Ended)	High	Low
March 31, 2010	3.08	2.46
December 31, 2009	4.78	2.12
September 30, 2009	2.89	1.98
June 30, 2009	3.25	2.16
March 31, 2009	3.54	1.36
December 31, 2008	3.06	1.19

Nasdaq Capital Market	US$
(Quarter Ended)	High	Low
September 30, 2008	4.83	3.10
June 30, 2008	7.20	4.29
March 31, 2008	9.45	3.14
The high and low market prices of our common stock for the most recent six months are as follows:

Nasdaq Capital Market	US$
(Month Ended)	High	Low
May 31, 2010	3.22	2.64
April 30, 2010	3.83	2.93
March 31, 2010	3.02	2.46
February 28, 2010	2.83	2.55
January 31, 2010	3.08	2.62
December 31, 2009	3.73	2.62
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

Our company, formerly known as Tramford International Limited, has been registered in the British Virgin Islands, or BVI, since September 19, 1995, under the British Virgin Islands International Business Companies Act (CAP.291) with number 161076. Set forth below is a brief summary of certain provisions of our amended and restated Memorandum and Articles of Association adopted by our shareholders at our annual general meeting held on October 19, 2007. This summary does not purport to be complete and is qualified in its entirety by reference to our Memorandum and Articles of Association incorporated by reference as an exhibit to this Annual Report.
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
As to payment of dividends and as to distribution of assets upon liquidation, dissolution or winding up of our company, all share of Series A Preferred Stock shall rank prior to all common stock, par value $0.01 per share.
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
On September 23, 2008, we entered into a Securities Purchase Agreement with certain institutional investors, or Buyers, for a private placement transaction, and the deal was closed on September 26, 2008. Pursuant to the Securities Purchase Agreement, we sold to the Buyers (i) 498,338 shares of our common stock for a purchase price of $3.01 per share; (ii) Series A Warrants to purchase 249,170 shares of our common stock at an exercise price of $6.00 per share exercisable within five years after the closing date; and (iii) Series B Warrants to purchase 1,277,136 shares of our common stock exercisable upon incurrence of a price reset protection clause and dilutive subsequent issuance. Pursuant to the amendments to the Securities Purchase Agreement, the Buyers also have the option to acquire up to an additional 498,338 shares of common stock, additional Series A Warrants to purchase an aggregate amount of up to 249,170 and Series B Warrants to purchase an aggregate amount of up to 1,277,136 until June 23, 2009. As of the date of this Annual Report, some of the Buyers acquired 60,000 additional shares of our common stock, Series A Warrants to purchase up to 30,000 additional shares of common stock and Series B Warrants to purchase up to 60,000 additional shares of our common stock upon incurrence of a price reset protection and dilutive subsequent issuance. The Securities Purchase Agreement, the form of Series A Warrants and the form of Series B Warrants were filed with SEC as Exhibit 99.2, Exhibit 99.3 and Exhibit 99.4 to our report on Form 6-K on September 24, 2008 (File No. 000-29008).
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
On April 28, 2009, we and two of our subsidiaries, China Green Industry Group Ltd. and China Green Holdings Ltd., or CGHL, entered into a Subscription Agreement with CMTF Private Equity One, or Subscriber. Pursuant to the Subscription Agreement, CGHL issued to the Subscriber a convertible note with principal amount of US$10.0 million with a three-year maturity and an interest rate equal to Hong Kong Prime Rate. We guaranteed the obligations of CGHL under the convertible note. The convertible note was, at the holder’s option, either convertible into the outstanding ordinary shares of the CGHL or exchangeable for shares of our common stock. The Subscription Agreement and other relevant transaction documents was filed with the SEC as exhibits to our report on Form 6-K dated May 4, 2009 (File No. 000-29008). In November 2009, CMTF Private Equity One exchanged the entire principal amount of the Convertible Note for 3,322,260 shares of our common stock.
On October 23, 2009, we entered into a Subscription Agreement with Plumage Consultancy Company Limited, or Plumage, in connection with a private placement transaction, pursuant to which we intended to issue and sell 2,000,000 shares of our common stock at a price of US$3.01 per share to Plumage. The transaction was not completed and the Subscription Agreement was terminated on January 22, 2010. The Subscription Agreement was field with the SEC as exhibit to our report on Form 6-K dated October 23, 2009 (File No. 000-29008).
On October 27, 2009, we entered into a Stock Purchase Agreement with China Technology Solar Power Holdings Limited, or CTSPHL Group, and its direct and indirect shareholders to acquire a 51% equity interest in CTSPHL Group in consideration of (i) a cash advance in amount of US$3 million; (ii) a number of shares of our common stock to be issued at the closing of acquisition; and (iii) a convertible note with a principal amount equal to US$4.18 million to be issued at the second closing of acquisition. CTSPHL Group, through its wholly-owned subsidiary, is developing a 100 megawatt grid-connected solar power plant project located in Delingha City of Qaidam Basin in Qinghai Province, Northwestern China. Upon execution of the stock purchase agreement, we paid US$3 million in cash to CTSPHL Group as a prepayment for the transaction which should be solely used for developing and constructing the solar power plant. As the date of this Annual Report, the Chinese government has not determined the specific subsidies and incentives for on-grid solar energy applications for Qinghai Province, which resulted in difficulties in determining the fair value of the solar power plant. An independent valuation report in respect of CTSPHL Group and its business is one of conditions precedent to complete the transactions. As of the date of this Annual Report, the acquisition has not yet been completed. The Stock Purchase Agreement was field with the SEC as exhibit to our report on Form 6-K dated October 27, 2009 (File No. 000-29008).
On December 15, 2009, we entered into an Agency Contract with China Biotech, pursuant to which we appointed China Biotech as our representative to liaise and negotiate with an equipment supplier regarding the purchase of one a-Si thin film solar panel production line, together with a license covering related patents, proprietary technology, technical service and training. We paid US$1 million to China Biotech as a deposit for the purchase. On May 13, 2010, the parties amended the Agency Contract to extend the delivery date for three additional months. A translation of the Agency Contract is filed as Exhibit 4.8 to this Annual Report. On June 22, 2010, we terminated the Agency Contract, as amended, with China Biotech and the deposit was refunded in full to us upon termination.
On April 28, 2010, we entered into a Cooperation Framework Agreement with Xintang Media Technology (Beijing) Limited, or Xintang, its shareholders and associated companies, pursuant to which we intend to acquire Xintang indirectly in consideration of (i) US$5 million in cash as advance payment; (ii) shares of our common stock at a price US$3.01 per share (the “Consideration Shares”); and (iii) warrants to purchase our common stock at an exercise price US$3.50 per share (the “Consideration Warrants”). Xintang is a Chinese company and conducts advertising and media business in China. As of the date of this Annual Report, we have paid Rmb10.5 million to Xintang and its shareholders. The amount of Consideration Shares and the Consideration Warrants to be issued is subject to valuation report on the fair value of equity interest in Xintang, which will be performed by an international independent appraiser in the coming months. A translation of the Cooperation Framework Agreement was field with the SEC as exhibit to our report on Form 6-K dated April 29, 2010 (File No. 000-29008).
On April 28, 2010, we entered into a Subscription Agreement with China Wanhe Investment Limited in connection with a private placement transaction, pursuant to which we agreed to issue and sell 2,000,000 shares of the our common stock at a price of US$3.01 per share. The transaction was completed on May 6, 2010 and we received US$6.02 million of gross proceeds, which we intend to use to fund the acquisition of Xintang. A translation of the Subscription Agreement was field with the SEC as exhibit to our report on Form 6-K dated April 29, 2010 (File No. 000-29008).
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
United States Federal Income Taxation
U.S. Holders
This summary describes certain material U.S. federal income tax consequences for a U.S. Holder (as defined below) of acquiring, owning and disposing of our common stock. This summary applies only to a U.S. Holder that will hold our common stock as capital assets for tax purposes. This summary does not apply to a U.S. Holder subject to special rules, such as:
•	certain financial institutions;

•	insurance companies;

•	brokers or dealers;

•	U.S. expatriates;

•	traders that elect to mark-to-market;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding our common stock as part of a straddle, hedging, conversion or integrated transaction;

•	persons whose functional currency is not the U.S. dollar;

•	persons that actually or constructively own 10% or more of our voting stock; or

•	persons holding common shares through partnerships or other entities treated as partnerships for U.S. federal income tax purposes.
This summary is based on the United States Internal Revenue Code of 1986, as amended, or the Code, its legislative history, existing and proposed regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. Accordingly, holders and prospective purchasers should consult their own tax advisors concerning the U.S. federal, state, local and other national tax consequences of purchasing, owning and disposing of common stock in light of their particular circumstances.
     For purposes of this summary, a “U.S. Holder” is a beneficial owner of a share of common stock that is:
•	a citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or who meets the substantial presence residency test under U.S. federal income tax laws;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state in the United States or the District of Columbia, unless otherwise provided by Treasury Regulations;

•	an estate whose income is subject to U.S. Federal income taxation regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) was in existence on August 20, 1996, was treated as a U.S. person under the Internal Revenue Code on the previous day and has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.
This summary also assumes that we will not be treated as a controlled foreign corporation. Under the Code, a controlled foreign corporation generally means any foreign corporation if, on any day during its taxable year, more than 50% of either the total combined voting power of all classes of stock of the corporation entitled to vote, or the total value of the stock of the corporation, is owned, directly, indirectly or by attribution, by U.S. persons who each, in turn, own directly, indirectly or by attribution, 10% or more of the total combined voting power of all classes of stock of the corporation entitled to vote. If you are a partner in a partnership or other entity taxable as a partnership that holds common shares, your tax treatment generally will depend on your status and the activities of the partnership. If you are a partner or a partnership holding common stock, you should consult your own tax advisors.

This discussion does not contain a detailed description of all the U.S. federal income tax consequences to you in light of your particular circumstances and does not address the effects of any state, local or non-U.S. tax laws.
Taxation of Dividends and Other Distributions on our Common Stock
In general, and subject to the discussion below under “ Passive Foreign Investment Company,” distributions paid with respect to our common stock to the extent of our current and accumulated earnings and profits as determined under U.S. federal income tax principles, or Taxable Dividends, will be taxed as ordinary income at the time of the receipt of such amounts by the U.S. Holder. Taxable Dividends will be foreign source income and will not be eligible for the dividends-received deduction available to domestic corporations. To the extent amounts paid as distributions on common stock exceed our current and accumulated earnings and profits, these amounts will not be Taxable Dividends but instead will be treated first as a tax-free return of capital reducing the U.S. Holder’s basis in our common stock until such basis is reduced to zero, and then as gain from the sale of the U.S. holder’s common shares. This reduction in a U.S. Holder’s basis in our common stock would increase any capital gain, or reduce any capital loss, realized by the U.S. Holder upon the subsequent sale, redemption or other taxable disposition of our common stock.
Under U.S. tax rules, distributions from foreign corporations are eligible for a reduced tax rate if the distributions are received with respect to stock that is “readily tradable on an established securities market in the United States.” Accordingly, provided that these rules are satisfied, dividends paid to an individual U.S. Holder will be taxed at a maximum rate of 15% (through 2010), provided that the shares with respect to which such dividends are paid are held by the individual U.S. Holder for more than 60 days during the 121-day period beginning 60 days before the date that the relevant share becomes ex-dividend with respect to such dividend. Under current law, the preferential rate on qualified dividend income will expire for taxable years beginning after December 31, 2010. However, there have been legislative proposals to extend the preferential treatment of qualified dividend income for taxable years beginning after December 31, 2010. Dividends that are not eligible for the treatment described above (including dividends received when we are a passive foreign investment company, as described below) generally will be taxable to U.S. Holders as ordinary income, and the special tax consequences described below may apply to such dividends. You should consult your own tax advisor regarding the availability of the reduced dividend rate in light of your own particular circumstances.
If we make a distribution in a currency other than U.S. dollars, you will be considered to receive the U.S. dollar value of the distribution determined at the spot U.S. dollar rate for the foreign currency on the date such distribution is received by you regardless of whether you convert the distribution into U.S. dollars. Any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includible in your income to the date you convert the distribution into U.S. dollars will be treated as ordinary income or loss from U.S. sources.
Sale, Exchange or Other Disposition of Common Stock
Subject to the discussion below under “ Passive Foreign Investment Company,” upon a sale, exchange, or other taxable disposition of common stock, a U.S. Holder will generally recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between (1) the sum of the amount of cash and the fair market value of any property received and (2) the U.S. Holder’s adjusted tax basis in our common stock that are disposed of. Such gain or loss generally will be long-term capital gain or loss if the U.S. Holder has held our common stock for more than one year at the time of disposition. Net long-term capital gain recognized by an individual U.S. Holder is generally subject to taxation at lower rates than short-term capital gain or ordinary income. The deductibility of capital losses is subject to limitations. Any gain generally will be treated as U.S. source income.
Passive Foreign Investment Company
Based on our current income and assets, we believe that for our taxable year ended December 31, 2009, we may be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. We do not expect to be a PFIC in the future although there can be no assurance in that regard.
In general, a non-U.S. corporation is considered a PFIC for U.S. federal income tax purposes if either:
•	at least 75% of its gross income is passive income (the “income test”) ; or

•	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).
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

We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change. In particular, because the total value of our assets for purposes of the asset test generally will be calculated using the market price of our common stock, our PFIC status will depend in large part on the market price of our common stock which may fluctuate considerably. Accordingly, fluctuations in the market price of our common stock may result in our being a PFIC for any year. In addition, the composition of our income and assets is affected by how, and how quickly, we spend the cash we raise in any offering. If we are a PFIC for our taxable year ended December 31, 2009 or any other year during which you hold our common stock, we will continue to be treated as a PFIC for all succeeding years during which you hold our common stock.
If you are a U.S. holder, in the event we are a PFIC for any taxable year during which you hold our common stock, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of our common stock, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for our common stock will be treated as an excess distribution. Under these special tax rules:
•	the excess distribution or gain will be allocated ratably over your holding period for our common stock

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income;

•	the amount allocated to each other taxable year will be subject to the highest tax rate in effect for that taxable year and interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such taxable year; and

•	the total gain realized by you upon the sale or other disposition of the common stock will also be considered an excess distribution and will be subject to tax as described above.
The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of our common stock cannot be treated as capital gains, even if you hold our common stock as capital assets.
Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock of a PFIC to elect out of the tax treatment discussed in the two preceding paragraphs. If you make a mark-to-market election for our common stock, you will include in income each year an amount equal to the excess, if any, of the fair market value of our common stock as of the close of your taxable year over your adjusted basis in such common stock. You are allowed a deduction for the excess, if any, of the adjusted basis of our common stock over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on our common stock included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of our common stock, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on our common stock, as well as to any loss realized on the actual sale or disposition of our common stock, but only to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such common shares. Your basis in our common stock will be adjusted to reflect any such income or loss amounts. If you make a mark-to-market election, tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us (except that the lower applicable capital gains rate would not apply).
The mark-to-market election is available only for “marketable stock” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange or other market, as defined in applicable Treasury regulations. We expect that our common stock will continue to be listed and traded on the Nasdaq Stock Market, and, consequently, if you are a U.S. holder of our common stock, it is expected that the mark-to-market election would be available to you if we are a PFIC.
If we are a PFIC, we do not intend to prepare or provide you with the information necessary to make a “qualified electing fund” election.
Under certain attribution rules, if we are a PFIC, you will be deemed to own your proportionate share of any subsidiary of ours which is also a PFIC, and will be deemed to realize your proportionate share of any gain resulting from the indirect disposition of such subsidiary. In general, no mark-to-market election with respect to such subsidiary will be available.
If you hold our common stock in any year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 regarding distributions received on our common stock and any gain realized on the disposition of our common stock. In addition, as of March 18, 2010, every U.S. Holder who is a shareholder in a PFIC must file an annual report containing the information required by the Internal Revenue Service.
A U.S. holder is encouraged to consult its tax advisor regarding the potential tax consequences of owning our common stock if we were to be treated as a PFIC.

Non-U.S. Holders
Information Reporting and Backup Withholding
Dividend payments with respect to common stock and proceeds from the sale or exchange of common stock may be subject to information reporting to the Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status must provide such certification on IRS Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.
Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information.
F. Dividends and paying agents.
Not Applicable.
G. Statement by experts.
Not Applicable.
H. Documents on display.
We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the Securities and Exchange Commission. Specially, we are required to file annually a Form 20-F no later than six months after the close of each fiscal year, which is December 31. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at Judiciary Plaza, 100 F. Street, N.E., Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a Web site at www.sec.gov that contains reports and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. Documents concerning our company that are referred to in this Annual Report may also be inspected at our office, which is Unit 1010-1011, 10/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central, Hong Kong.
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
I. Subsidiary Information.
Not Applicable.
Item 11. Quantitative and Qualitative Disclosures About Market Risk.
Foreign exchange risk
We are exposed to the risk of foreign currency exchange rate fluctuation. We have never used derivative instruments to hedge our exchange rate risks, do not plan to do so, and may not be successful should we attempt to do so in the future. Nevertheless as majority of commercial transactions are conducted in the respective functional currency and therefore foreign exchange transactional risks are minimal. The Group is however exposed to foreign currency risk on certain financing activities, which are denominated in the U.S. dollars. As HK$ is pegged to the U.S dollars and therefore we consider the foreign exchange exposure to fluctuation in exchange rate to be minimal.

The functional currency of our key operating subsidiaries is the Renminbi. Transactions in other currencies are recorded in Renminbi at the rates of exchange prevailing when the transactions occur. Monetary assets and liabilities denominated in other currencies are converted into Renminbi at rates of exchange in effect at the balance sheet dates. Exchange gains and losses are recorded in our statements of operations as a component of current period earnings.
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
The value of the Renminbi is subject to changes in China’s central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. Since 1994, the conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China, which are set daily based on the previous day’s interbank foreign exchange market rates and current exchange rates on the world financial markets. Since 1994, the official exchange rate generally has been stable. However, recently there has been increased political pressure on the Chinese government to decouple the Renminbi from the U.S. dollar and the Chinese government recently signaled a return to a managed appreciation of the Renminbi against the dollar.
We conduct substantially all of our operations through our Chinese operating companies, and their financial performance and position are measured in terms of Renminbi. Any devaluation of the Rmb against the United States dollar would consequently have an adverse effect on our financial performance and asset values when measured in terms of United States dollar. Our solar products are primarily procured, sold and delivered in China for Renminbi. The majority of our revenues are denominated in Renminbi. In addition, from time to time we may have United States dollar denominated borrowings, and therefore a decoupling of the Renminbi may affect our financial performance in the future.
Interest rate risk
Our exposure to interest rate risk primarily rates to interest expenses incurred on our short-term borrowings. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates.
Inflation
In recent years, China has not experienced significant inflation, and thus inflation has not had a material impact on our results of operations in recent years. According to the National Bureau of Statistics of China, the change in Consumer Price Index in China was 4.8% in 2007, 5.9% in 2008 and (0.7)% in 2009. We have not in the past been materially affected by any such inflation, but we do not know whether we will not be affected in the future.
Item 12. Description of Securities Other than Equity Securities.
Not Applicable.

PART II
Item 13. Default, Dividend Arrearages and Delinquencies.
None.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.
Not Applicable.
Item 15T. Controls and Procedures.
Disclosure Controls and Procedures
As required by Rules 13a-15(e) and 15d-15(e) under the Exchange Act, our company’s management, including our Chief Executive Officer and our Acting Chief Financial Officer, is responsible for establishing and maintaining effective disclosure controls and procedures, as defined under Rules 13a-15(e) and 15d-15(e) under the Exchange Act. As of December 31, 2009, we performed an evaluation under the supervision and with the participation of our management on the effectiveness of our company’s disclosure controls and procedures. Based on that evaluation, our Chief Executive Officers and our Acting Chief Financial Officer concluded that our company’s disclosure controls and procedures as of December 31, 2009 were not effective because management identified deficiencies in our internal control over financial reporting that they considered to be material weakness in our internal control over financial reporting.
Notwithstanding management’s assessment that our disclosure controls and procedures were ineffective as of December 31, 2009 and the material weakness described below, we believe that the consolidated financial statements included in this Annual Report correctly present our financial condition, results of operations and cash flows for the fiscal years covered thereby in all material respects.
Management’s Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) promulgated under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of an issuer’s financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America, or GAAP. Internal control over financial reporting includes policies and procedures that:
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
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the issuer’s annual or interim financial statements will not be prevented or detected on a timely basis. Because of the material weaknesses described below, management concluded that our internal control over financial reporting was not effective as of December 31, 2009 using framework established in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
The specific material weaknesses identified by management as of December 31, 2009 are described as follows:
(1)	lack of internal audit department to perform the internal auditing function over financial reporting in our company; and

(2)	lack of accounting personnel with knowledge of U.S. GAAP and SEC financial reporting requirements.
This Annual Report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting due to transition period rules of the SEC for non-accelerated filers. Our management’s report regarding internal control over financial reporting in this Annual Report is not subject to attestation by our Company’s registered public accounting firm pursuant to final rules of the SEC with Release Nos. 33-8934, 34-58028 and 2009-213.
Changes in internal control over financial reporting
We are in the process of developing and implementing remediation plans to address our material weakness. During the year ended December 31, 2009, we made the following changes to our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting:
(1)	establishment of additional communications to receive internal and external information relating to fraud prevention,

(2)	establishment of more detailed policies and procedures relating to fraud prevention in our employee code of conduct,

(3)	training our existing accounting personnel on U.S. GAAP and other financial reporting requirements promulgated by the SEC.
Our management anticipates remedying the deficiencies to our company’s internal controls and has planned to implement a series of remedial measures in 2010, including (1) design internal audit functions and assign proper personnel to take internal audit responsibilities, (2) recruitment of more qualified personnel to take financial reporting responsibilities and (3) improvement of other internal policies. The exercise will be supervised and with the participation of our management. We are currently still reviewing our efforts to improve our internal controls and may in the future identify additional deficiencies to our internal controls. Should we discover any additional deficiencies, we will take appropriate measures to correct or improve our internal controls.
Item 16A. Audit Committee Financial Expert.
Our Board of Directors has appointed Mr. Loong Cheong Chang, Mr. Yu Keung Poon and Mr. Yezhong Ni, all of whom are independent directors, as members of the Audit Committee, and determined Mr. Yu Keung Poon qualifies as an audit committee financial expert as defined under the applicable rules of the SEC issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002 and the Nasdaq Stock Market.
Item 16B. Code of Ethics.

Our Board of Directors has adopted a Code of Ethics that applies to all of our directors and officers, including our Chief Executive Officer, Chief Financial Officer and Principal Accounting Officer. We filed the Code of Ethics as Exhibit 14.1 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 000-29008). An electronic version of the Code of Ethics is posted on our website www.chinactdc.com. A hardcopy of the Code of Ethics is available upon request at our principal place of business at Unit 1010-1011, 10/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central, Hong Kong.
Item 16C. Principal Accountant Fees and Services.
Audit Fees
The audit fees billed by PricewaterhouseCoopers Zhong Tian CPAs Limited Company, our independent registered public accounting firm, for the fiscal year ended December 31, 2009 amounted to approximately Rmb1.37 million. The audit fees billed by Deloitte Touche Tohmatsu CPA Ltd, our former independent registered public accounting firm, for the fiscal year ended December 31, 2008 and 2007 amounted to approximately Rmb1.04 million and Rmb1.98 million, respectively.
Audit-Related Fees
Deloitte Touche Tohmatsu CPA Ltd charged our company the following amounts:
•	Rmb0.27 million to issue a consent for inclusion of their audit reports for the fiscal years ended December 31, 2007 and 2008 in our 2009 Annual Report;

•	Rmb0.05 million to prepare for a consent to include their audit report for the fiscal years ended December 31, 2007 and 2008 in our registration statement on Form F-3; and

•	Rmb0.03 million to issue a consent for inclusion of their audit report for the fiscal years ended December 31, 2007 and 2008 in our registration statement on Form S-8.
Friedman LLP charged our company Rmb0.01 million to issue a consent for inclusion of their audit report for the fiscal year ended December 31, 2006 in our registration statement on Form S-8.
Tax Fees
The statutory tax filings of BHLHK required by applicable regulations Hong Kong for the fiscal year ended December 31, 2008 was performed by S L Lee & Lau.
Policy on Pre-Approval of Audit and Permissible Non-Audit Services of Independent Auditors
Our Audit Committee pre-approves all audit and permissible non-audit services provided by our independent auditors. These services may include audit services and other services.
Audit of Financial Statements
PricewaterhouseCoopers Zhong Tian CPAs Limited Company is our principal independent registered public accounting firm. Deloitte Touche Tohmatsu CPA Ltd was formerly our principal independent registered public accounting firm.

Item 16D. Exemptions from the Listing Standards for Audit Committee.
Not Applicable
Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers.
Not Applicable.
Item 16F. Change in Registrant’s Certifying Accountant.
On January 11, 2010, we appointed PricewaterhouseCoopers Zhong Tian CPAs Limited Company, or PwC to replace Deloitte Touche Tohmatsu CPA Ltd. , or Deloitte as our independent registered public accounting firm for the fiscal year ended December 31, 2009. Our Audit Committee and Board of Directors recommended, authorized and approved the change in our independent registered public accounting firm.
During the two fiscal years ended December 31, 2008 and through January 11, 2010, there were no disagreements between us and Deloitte on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Deloitte, would have caused Deloitte to make reference to the subject matter of the disagreements in its reports on our consolidated financial statements for the years ended December 31, 2007 and 2008.
Deloitte’s audit reports on our consolidated financial statements for the fiscal years ended December 31, 2007 and 2008 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.
During the two fiscal years ended December 31, 2008 and through January 11, 2010, there were no reportable events, as defined in Item 16F (a)(1)(v) of Form 20-F.
During the two fiscal years ended December 31, 2008 and through January 11, 2010, neither we nor anyone on our behalf consulted with PwC with respect to either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us that PwC concluded was an important factor considered by us in reaching a decision as to any accounting, auditing or financial reporting issue or (b) any matter that was either the subject of a disagreement, as defined in Item 16F (a)(1)(iv) of Form 20-F and the related instructions to Item 16F, or a reportable event, as defined in Item 16F (a)(1)(v) of Form 20-F.
We provided Deloitte with a copy of this disclosure under Item 16F and requested that Deloitte furnish us with a letter addressed to the SEC stating whether or not it agrees with the statements above. A copy of Deloitte’s letter dated June 30, 2010 is attached as Exhibit 16.1 to this Annual Report.
Item 16G. Corporate Governance.
We are incorporated under the laws of British Virgin Islands. Our common stock is currently listed on the Nasdaq Capital Market and, for so long as our securities continue to be listed, we will remain subject to the rules and regulations established by Nasdaq as being applicable to listed companies. Nasdaq has adopted its Rule 5600 Series to impose various corporate governance requirements on listed securities. Rule 5615 provides that foreign private issuers such as our company are required to comply with certain specific requirements of the Rule 5600 Series, but, as to the balance of the Rule 5600 Series, foreign private issuers are not required to comply if the laws of their home country do not otherwise require compliance.
We currently comply with the specifically mandated provisions of the Rule 5600 Series. However, we are permitted to follow the corporate governance practices in the British Virgin Islands in lieu of certain corporate governance requirements contained in the Rule 5600 Series and we have determined not to comply with the following provisions of the Rule 5600 Series since the laws of the British Virgin Islands do not require compliance:
•	Nasdaq Rule 5605(b)(2) requires U.S. domestic issuers to hold regularly scheduled meetings at which only independent directors are present. Our independent directors did not meet in executive session in 2009.

•	Nasdaq Rule 5605(d) requires that compensation of executive officers must be determined, or recommended to the board of directors for determination, either by committee comprised solely of independent directors or by a majority of independent members of the board of directors. In addition, Rule 5605(d) provides that the chief executive officer may not be present during a vote or deliberations concerning his compensation. Our Compensation Committee, which is comprised solely of independent directors, makes recommendations to our Board of Directors concerning salaries and incentive compensation for our executive officers and directors and administrates our stock option plans, but our Chief Executive Officer may be present and participate in the deliberations concerning his compensation.
•	Nasdaq Rule 5630 requires related party transactions to be reviewed and overseen on an ongoing basis by the company’s audit committee or other independent body of the board of directors.

•	In addition, we are not required to solicit shareholder approval of the following: stock plans, including those in which our officers or directors may participate; stock issuances that will result in a change in control; the issuance of our stock in related party transactions or other transactions in which we may issue 20% or more of our outstanding shares; and below market issuances of 20% or more of our outstanding shares to any person (Nasdaq Rule 5635).
We may in the future determine to voluntarily comply with one or more of the foregoing provisions of the Rule 5600 Series.
Item 17. Financial Statements.
We have elected to provide financial statements pursuant to Item 18 (see below).
Item 18. Financial Statements.
The financial statements are filed as Attachment A hereto and are included as part of this Annual Report on Form 20-F.

Item 19. Exhibits.
The following exhibits are furnished along with this Annual Report or are incorporated by reference as indicated.

Exhibit
Number	Description of Document

1.1	Amended and Restated Memorandum and Articles of Association of China Technology Development Group Corporation, adopted on October 19, 2007 (1)

2.1	Registration Rights Agreement, dated as of May 12, 2009, with CMTF Private Equity One (5)

4.1	Securities Purchase Agreement with institutional investors dated September 23, 2008. (3)

4.2	Sale and Purchase Agreement with Sentron Enterprises Limited dated December 29, 2008. (4)

4.3	Subscription Agreement with CMTF Private Equity One dated April 28, 2009. (5)

4.4	Stock Purchase Agreement with CTSPHL Group and its shareholders, dated as of October 27, 2009 (6)

4.5	Translation of agreement with China Biotech Holdings Limited dated as of December 15, 2009

4.6	Subscription Agreement with China Wanhe Investment Limited dated as of April 28, 2010 (7)

4.7	Cooperation Framework Agreement with Xintang Media Technology (Beijing) Ltd. dated as of April 28, 2010 (7)

8.1	List of all subsidiaries

11.1	Code of Ethics (2)

12.1	Certification of Chief Executive Officer required by Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Acting Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer and Acting Chief Financial Officer required by Section 906 of the Sarbanes-Oxley Act of 2002

16.1	Letter of Deloitte Touche Tohmatsu CPA Ltd. regarding change in certifying accountant dated June 30, 2010

23.1	Consent of Deloitte Touche Tohmatsu CPA Ltd. to the incorporation by reference in the Registration Statements on Form S-8 (file numbers 333-160837, 333-147806, 333-139608 and 333-127423) of their report dated June 26, 2009 included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2009

23.2	Consent of PricewaterhouseCoopers Zhong Tian CPAs Limited Company to the incorporation by reference in the Registration Statements on Form S-8 (file numbers 333-160837, 333-147806, 333-139608 and 333-127423) of their report dated June 30, 2010 included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2009

Notes:

(1)	—	incorporated by reference to the exhibits to our annual report on Form 20-F for the fiscal year ended December 31, 2007.

(2)	—	incorporated by reference to the exhibits to our annual report on Form 20-F for the fiscal year ended December 31, 2006.

(3)	—	incorporated by reference to the exhibits to our Report on Form 6-K filed with the SEC on September 24, 2008.

(4)	—	incorporated by reference to the exhibits to our Report on Form 6-K filed with the SEC on December 30, 2008.

(5)	—	incorporated by reference to the exhibits to our Report on Form 6-K filed with the SEC dated May 4, 2009.

(6)	—	incorporated by reference to the exhibits to our Report on Form 6-K filed with the SEC dated October 27, 2009.

(7)	—	incorporated by reference to the exhibits to our Report on Form 6-K filed with the SEC dated April 29, 2010.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
Date: June 30, 2010	/s/ Tairan Guo
	Name:	Tairan Guo
	Title:	Acting Chief Financial Officer

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of
China Technology Development Group Corporation
In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, changes in shareholders’ equity and cash flows present fairly, in all material respects, the financial position of China Technology Development Group Corporation (the “Company”) and its subsidiaries (collectively, the “Group”) at December 31, 2009, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
/s/ PricewaterhouseCoopers Zhong Tian CPAs Limited Company
Shenzhen, the People’s Republic of China
June 30, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of
China Technology Development Group Corporation
      We have audited the accompanying consolidated balance sheet of China Technology Development Group Corporation and its subsidiaries (the “Group”) as of December 31, 2008, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for the years ended December 31, 2007 and 2008. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
      In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of China Technology Development Group Corporation and its subsidiaries as of December 31, 2008, and the results of their operations and their cash flows for the years ended December 31, 2007 and 2008, in conformity with accounting principles generally accepted in the United States of America.
/s/ Deloitte Touche Tohmatsu CPA Ltd.
Shenzhen, China
June 26, 2009

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts expressed in thousands except per share data)
For the years ended December 31, 2007, 2008 and 2009

	Notes	2007	2008	2009	2009

		Rmb	Rmb	Rmb	US$ (Note 2 (g))

Continuing operations:
Revenues		—	10	—	—
Cost of sales		—	(20)	—	—

Gross loss		—	(10)	—	—

Research and development expenses		—	(133)	(552)	(81)
General and administrative expenses*		(24,495)	(24,195)	(24,970)	(3,657)
Impairment on property, plant and equipment	8	—	—	(6,463)	(947)
Impairment on inventories		—	—	(346)	(51)

Operating loss		(24,495)	(24,338)	(32,331)	(4,736)

Other income (expense):
Interest income		827	79	7	1
Finance costs		—	(475)	(5,799)	(849)
Gain (loss) on disposal of available-for-sale securities		15,405	(14,049)	111	16
Impairment on available-for-sale securities		—	(15,213)	—	—
Impairment on other investments		—	—	(571)	(84)
Dividend income from available-for-sale securities		58	48	71	10
Change in fair value of derivative embedded in convertible note	11,20	—	—	(5,040)	(738)
Change in fair value of warrants and option rights	11,16	—	(1,236)	3,798	556
Loss on debt extinguishment	20	—	—	(3,434)	(503)
Subsidies from government		—	—	600	88
Exchange loss		(482)	(268)	(218)	(32)
Others, net		(7)	(36)	(2)	—

Loss before income tax expenses		(8,694)	(55,488)	(42,808)	(6,271)

Income tax (expenses) credits	4	(390)	712	112	16

Loss from continuing operations		(9,084)	(54,776)	(42,696)	(6,255)

Discontinued operations:	5
Profit from discontinued operations, net of income taxes (nil for 3 years) in the three years ended December 31, 2007, 2008 and 2009, respectively		1,973	858	4,227	619

Net loss for the year attributable to the shareholders of the Company		(7,111)	(53,918)	(38,469)	(5,636)

Net loss per share	13
-Basic and diluted		(0.50)	(3.34)	(2.42)	(0.35)

Net loss per share from continuing operations	13
-Basic and diluted		(0.64)	(3.39)	(2.68)	(0.39)

Net earnings per share from discontinued operations	13
-Basic and diluted		0.14	0.05	0.26	0.04

Weighted average common shares	13
-Basic and diluted		14,249	16,160	15,927	15,927

*	Included in general and administrative expenses are stock-based compensation of Rmb5,788, Rmb8,738 and Rmb8,706 for the years ended December 31, 2007, 2008 and 2009, respectively.
The accompanying notes are an integral part of these consolidated financial statements.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
CONSOLIDATED BALANCE SHEETS
(Amounts expressed in thousands except share and per share data)
As of December 31, 2008 and 2009

	Notes	2008	2009	2009

		Rmb	Rmb	US$ (Note 2 (g))
ASSETS
CURRENT ASSETS
Cash and cash equivalents		6,770	24,611	3,605
Other investments		—	336	49
Trading securities	11	—	3,825	560
Available-for-sale securities	11,18	4,712	27,432	4,018
Trade accounts receivable, net of allowance for doubtful accounts of nil and nil as of December 31, 2008 and 2009, respectively		8	—	—
Inventories, net of impairment provision of nil and Rmb346 as of December 31, 2008 and 2009, respectively)		211	292	43
Due from related parties	14	5,282	12,053	1,765
Prepaid expenses and other current assets	6	941	716	105
Assets classified as held for sale	5(iii)	2,439	—	—

TOTAL CURRENT ASSETS		20,363	69,265	10,145
Prepayment for land use right	7	4,400	4,310	631
Property, plant and equipment, net	8	33,331	25,258	3,700
Other non-current asset	19	—	20,602	3,018
Prepayments for acquisition of property, plant and machinery	9	4,525	—	—

TOTAL ASSETS		62,619	119,435	17,494

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Trade accounts payable		3	3	—
Accrued professional fees		3,215	3,713	544
Due to related parties	14	8,944	8,944	1,310
Overdraft from account maintained with a security broker	21	1,499	—	—
Government subsidies		—	300	44
Liabilities relating to warrants	11	2,289	3,003	440
Other current liabilities and accrued expenses	10	661	3,465	508
Liabilities classified as held for sale	5(iii)	1,360	—	—

TOTAL CURRENT LIABILITIES		17,971	19,428	2,846

Deferred tax liabilities-non-current	4	2,418	2,306	338

TOTAL LIABILITIES		20,389	21,734	3,184
Contingencies and commitments	22
SHAREHOLDERS’ EQUITY
Common stock, (US$0.01 par value; 4,000,000,000 authorized in 2008 and 2009; 15,543,669 and 19,300,390 shares issued and outstanding as of December 31, 2008 and 2009, respectively)	16	1,205	1,463	214
Preferred stock, (US$0.01 par value; 1,000,000,000 shares authorized; 1,000,000 shares issued and outstanding as of December 31, 2008 and 2009)	17	77	77	11
Additional paid-in capital		394,606	482,329	70,650
Accumulated deficit		(346,791)	(384,299)	(56,291)
Accumulated other comprehensive loss		(6,867)	(1,869)	(274)

TOTAL SHAREHOLDERS’ EQUITY		42,230	97,701	14,310

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		62,619	119,435	17,494

The accompanying notes are an integral part of these consolidated financial statements.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Amounts in thousands except share data)
For the years ended December 31, 2007, 2008 and 2009

							Accumulated
					Additional		Other	Total
	Preferred stock		Common stock		paid in	Accumulated	comprehensive	shareholders’
	Shares	Amount	Shares	Amount	capital	deficit	(loss) income	equity
		Rmb		Rmb	Rmb	Rmb	Rmb	Rmb
Balance at January 1, 2007	—	—	13,809,497	1,078	335,692	(285,762)	(368)	50,640
Issue of shares	1,000,000	77	782,168	60	20,563	—	—	20,700
Shares issued upon exercise of stock options	—	—	437,000	32	7,736	—	—	7,768
Issue of warrants during the year	—	—	—	—	4,584	—	—	4,584
Stock-based compensation	—	—	—	—	1,204	—	—	1,204
Components of comprehensive loss:
Net loss	—	—	—	—	—	(7,111)	—	(7,111)
Net unrealized gain on available-for-sale securities, net of Rmb1,325 tax provision	—	—	—	—	—	—	6,247	6,247
Reclassification adjustment upon disposal of available-for-sale securities, net of tax provision of nil	—	—	—	—	—	—	(84)	(84)
Translation adjustment	—	—	—	—	—	—	(3,759)	(3,759)

Total comprehensive loss for the year								(4,707)

Balance at December 31, 2007	1,000,000	77	15,028,665	1,170	369,779	(292,873)	2,036	80,189
Issue of common stock, warrants and options to investors (net of offering cost of Rmb682)	—	—	498,338	34	7,809	—	—	7,843
Shares issued upon exercise of stock options	—	—	16,666	1	357	—	—	358
Modification of warrants issued to non-employees in prior year	—	—	—	—	2,364	—	—	2,364
Stock-based compensation	—	—	—	—	6,374	—	—	6,374
Contribution by major shareholder - China Biotech	—	—	—	—	7,923	—	—	7,923
Components of comprehensive loss:
Net loss	—	—	—	—	—	(53,918)	—	(53,918)

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Amounts in thousands except share data)
For the years ended December 31, 2007, 2008 and 2009

							Accumulated
					Additional		Other	Total
	Preferred stock		Common stock		paid in	Accumulated	comprehensive	shareholders’
	Shares	Amount	Shares	Amount	capital	deficit	(loss) income	equity
		Rmb		Rmb	Rmb	Rmb	Rmb	Rmb
Reclassification adjustment upon disposal of available-for-sale securities, net of tax provision of Rmb1,325	—	—	—	—	—	—	(6,247)	(6,247)
Translation adjustment	—	—	—	—	—	—	(2,656)	(2,656)

Total comprehensive loss for the year								(62,821)

Balance at December 31, 2008	1,000,000	77	15,543,669	1,205	394,606	(346,791)	(6,867)	42,230
Effect of adoption of ASC 815-40-15 resulting from reclassification of warrants and option rights (Note 16)	—	—	—	—	(8,488)	961	—	(7,527)

Balance at 1 January 2009	1,000,000	77	15,543,669	1,205	386,118	(345,830)	(6,867)	34,703
Issue of shares upon exercise of option rights	—	—	60,000	4	1,121	—	—	1,125
Shares issued upon exercise of stock options	—	—	136,864	10	2,580	—	—	2,590
Issue of shares upon conversion of convertible note	—	—	3,322,260	228	80,764	—	—	80,992
Issue of shares upon exercise of stock purchase warrant	—	—	14,776	1	(1)	—	—	—
Issue of shares upon exercise of Warrant B	—	—	222,821	15	3,041	—	—	3,056
Stock-based compensation	—	—	—	—	8,706	—	—	8,706
Components of comprehensive loss:
Net loss	—	—	—	—	—	(38,469)	—	(38,469)
Net unrealized gain on available-for-sale securities	—	—	—	—	—	—	9,228	9,228
Translation adjustment	—	—	—	—	—	—	(4,230)	(4,230)

Total comprehensive loss for the year								(33,471)

Balance at December 31, 2009	1,000,000	77	19,300,390	1,463	482,329	(384,299)	(1,869)	97,701

The accompanying notes are an integral part of these consolidated financial statements.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts expressed in thousands)
For the years ended December 31, 2007, 2008 and 2009

	2007	2008	2009	2009

	Rmb	Rmb	Rmb	US$
Cash flows from operating activities
Net loss	(7,111)	(53,918)	(38,469)	(5,636)
Adjustments to reconcile net loss to net cash used in operating activities
Stock-based compensation	5,788	8,738	8,706	1,275
Impairment on property, plant and equipment	—	—	6,463	947
Impairment on inventories	—	—	346	51
Amortization of long-term prepayment for land use right	—	90	90	13
Depreciation	668	2,093	2,425	355
(Gain) loss on disposal of available-for-sale securities	(15,500)	14,049	(111)	(16)
Impairment on available-for-sale securities	—	15,213	—	—
Impairment on other investments	—	—	571	84
Finance costs	—	—	5,760	844
Loss on debt extinguishment	—	—	3,434	503
Change in fair value of derivative embedded in convertible note	—	—	5,040	738
Change in fair value of warrants and option rights	—	1,236	(3,798)	(556)
Gain on disposal of subsidiaries	(2,128)	—	(4,560)	(668)
Income tax credits	—	(112)	(112)	(16)
Changes in assets and liabilities:
Decrease in trade accounts receivable	482	289	398	59
Decrease (increase) in inventories	1,240	16	(428)	(63)
(Increase) decrease in due from related parties and other current assets	(378)	201	(6,519)	(955)
Decrease in trade accounts payable	(397)	(267)	(124)	(18)
Increase in government subsidies	—	—	300	44
Increase in amount due to related parties	373	2,301	—	—
(Decrease) increase in other current liabilities	(926)	(4,348)	2,260	331
Increase (decrease) in income taxes payable	390	(600)	—	—
Increase in taxes recoverable	—	(112)	—	—
Decrease in cash classified as held for sale	—	—	1,060	155

Net cash used in operating activities	(17,499)	(15,131)	(17,268)	(2,529)

Cash flows from investing activities
Decrease (increase) in account maintained with a security broker	19,160	11	(20)	(3)
Acquisitions, net of cash acquired	5,783	—	—	—
Cash and cash equivalents disposed of upon disposal of subsidiaries, net of cash received	900	—	(830)	(122)
Proceeds from disposal of available-for-sale securities and trading securities	156,382	14,633	28,794	4,218
Purchase of available-for-sales securities and trading securities	(178,470)	(13,100)	(46,853)	(6,863)
Addition of construction in progress	(829)	—	—	—
Prepayment for acquisition of property and equipment	(3,426)	(4,525)	4,525	663
Prepayment for business acquisition	—	—	(20,602)	(3,018)
Purchases of property, plant and equipment	(1,443)	(10,972)	(805)	(118)

Net cash used in investing activities	(1,943)	(13,953)	(35,791)	(5,243)

Cash flows from financing activities
Proceeds from issue of common stock, warrants and/or option rights	29,422	9,365	1,240	182
Offering costs for issue of common stock, warrants and/or option rights	—	(469)	(74)	(11)
Proceeds from exercise of stock options	7,768	358	2,590	379
Proceeds from issue of convertible note, net of issuance costs	—	—	68,672	10,059
Overdraft from security account	—	1,499	(1,499)	(220)
Contribution by a substantial shareholder - China Biotech	—	7,923	—	—

Net cash generated from financing activities	37,190	18,676	70,929	10,389

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
(Amount expressed in thousands)
For the years ended December 31, 2007, 2008 and 2009

	2007	2008	2009	2009
	Rmb	Rmb	Rmb	US$

Effect of exchange rate changes on cash and cash equivalents	(2,317)	(668)	(29)	(4)

Net increase (decrease) in cash and cash equivalents	15,431	(11,076)	17,841	2,613

Cash and cash equivalents at beginning of year	3,475	18,906	6,770	992

Less: Cash and cash equivalents at end of period from discontinued operations	—	(1,060)	—	—

Cash and cash equivalents at end of year	18,906	6,770	24,611	3,605

Supplemental disclosure of cash flow information
Income taxes paid	—	—	—	—

Interest paid	—	475	39	6

Supplemental disclosure non-cash investing and financing activities
Issue of shares in exchange for equity interest in Faster Group in 2007	20,700	—	—	—
Issue of warrants as offering costs for financing activities in 2008 and 2009	—	682	54	8
Construction costs funded through accrued expenses and other current liabilities	14,609	—	231	34
Conversion of convertible note in 2009	—	—	82,975	12,154
Purchase of property, plant and equipment funded through accrued expenses and other current liabilities	158	81	66	10
The accompanying notes are an integral part of these consolidated financial statements.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, except share data or unless otherwise stated)
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
     On June 30, 2000, Jingle Technology Co. Ltd. (“Jingle”), the Company’s wholly owned subsidiary incorporated in BVI, entered into an agreement with China Internet Technology Co. Ltd. (“China Internet”) and Great Legend Internet Technology and Service Co. Ltd. (“Great Legend”) to acquire all of the outstanding shares of BHL Networks Technology Co. Ltd. (“BHLNet”), a company incorporated under the laws of the Cayman Islands, which owns a 76% interest in Beijing BHL Networks Technology Co. Ltd. (“BBHL”), a company incorporated under the laws of China.
     On September 13, 2005, CTDC entered into a sale and purchase agreement with Beijing Holdings Limited (“Beijing Holdings”), its then 47.18% shareholder, to acquire 51% and 49% equity interests of China Natures Technology Inc. (“CNT”) and its interest in majority-owned subsidiaries, through two separate transactions: the first transaction was effective from October 31, 2005 for consideration of 2,233,800 common shares of CTDC; and the second transaction was effective from December 22, 2005 for a consideration of 2,146,200 common shares of CTDC. Through the acquisition of CNT and its interest in majority-owned subsidiaries, CTDC commenced its business of the development, manufacturing and marketing of health food products utilizing bio-active components of bamboo (“Nutraceutical Operations”). Due to the dispute between the minority shareholders of Anji Science Bio-Product Inc. (“Anji Bio”), one of the major operating subsidiaries which was engaged in Nutraceutical Operations, on December 29, 2006 management of the Company decided to abandon Anji Bio and discontinue the Nutraceutical Operations.
     On September 7, 2007, the management of the Company approved the Group’s strategic plan and decided to enter into the business of the development and manufacturing of solar energy products (“Solar Energy Operations”) in order to become a provider of clean and renewable energy products focusing on solar energy business. On December 10, 2007, the Group acquired Faster Assets Limited (“Faster Assets”), a BVI company, which owns 100% equity interest in China Merchants Zhangzhou Development Zone Broad Shine Solar Technology Ltd. (“Broad Shine”), incorporated under laws of China (collectively “Faster Group”) to enter into the Solar Energy Operations. In return, the Company issued 782,168 shares of common stock (“Common Stock”) and 1,000,000 shares of Series A preferred stock (“Preferred Stock”) to China Biotech Holdings Limited (“China Biotech”), one of the major shareholders of CTDC, for consideration of Rmb20, 700.
     On December 29, 2008, the Company entered into a sale and purchase agreement to sell its wholly-owned subsidiary Jingle and its subsidiaries, BHLNet and BBHL (collectively, “Jingle Group”), to Sentron Enterprises Limited, an independent party for a cash consideration of HK$200. (See Note 5 for details of disposal and discontinued operations).
     On October 27, 2009, the Company entered into a stock purchase agreement with China Technology Solar Power Holdings Limited, or CTSPHL Group, and its direct and indirect shareholders to acquire a 51% equity interest in CTSPHL Group which, through its wholly-owned subsidiary, is developing a 100 megawatt grid-connected solar power plant project located in Qinghai Province, China. Upon execution of the stock purchase agreement, the Company paid US$3 million in cash to CTSPHL Group as a prepayment for the transaction which should be solely used for developing and constructing the solar power plant. Pursuant to the agreement, the remaining balance of consideration will be in the form of common stock and a convertible note. As of the date of this Annual Report, the Chinese government has not determined the specific subsidies and incentives for on-grid solar energy applications for Qinghai Province, which resulted in difficulties in determining the fair value of the solar power plant. An independent valuation report in respect of CTSPHL Group and its business is one of conditions precedent to complete the transactions. The technical team of the Company consisting three engineers has been working with CTSPHL Group on site to develop the solar power plant since our execution of the agreement. As of the date of this Annual Report, the acquisition has not been completed (see note 19 for details).

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, except share data or unless otherwise stated)
2 Summary of significant accounting policies
     The accompanying consolidated financial statements of the Group have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”).
(a) Consolidation
     The consolidated financial statements include the financial statements of the Company and its wholly owned or controlled subsidiaries. All significant inter-company balances and transactions have been eliminated upon consolidation.
     The operating results of subsidiaries acquired during the year are included in the accompanying consolidated statements of operations from the effective date of acquisition. Historical operating results of segments disposed of are included in discontinued operations.
(b) Use of Estimates
     The preparation of the consolidated financial statements in conformity with US GAAP requires management of the Group to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant accounting estimates reflected in the Group’s consolidated financial statements included the valuation of deferred tax assets, useful lives of property, plant and equipment, impairment of intangible assets, impairment of inventories, impairment of available-for-sale securities, allowances for doubtful receivables and fair value of stock options and financial instruments. Actual results could differ from those estimates.
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
     The Company’s subsidiaries are subject to value-added tax of 17% on the revenue earned for goods and services sold in the People’s Republic of China (“PRC”). The Group presents revenue net of such value-added tax which amounted to Rmb7,680, Rmb5,518 and Rmb4 for the years ended December 31, 2007, 2008 and 2009, respectively.
(d) Income Taxes
     Income taxes are provided using the assets and liability method in accordance with ASC 740 (formerly referred No. 109, “Income Taxes”, “Accounting for Income Taxes”). Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the carrying amounts of existing assets and liabilities in the consolidated financial statements and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax asset and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The tax consequences of these differences are classified as current or non-current based on the classification of the related asset or liability for financial reporting. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of, the deferred tax assets will not be realized.
     The Group adopted ASC 740-10-25 (formerly FIN 48, “Accounting for Uncertainty in Income Taxes”) on January 1, 2007, and there is no material impact on the Group’s financial position, results of operations or cash flows upon adoption and during the year ended December 31, 2007. The Group has no additional material uncertain tax positions as of December 31, 2008 and 2009.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, except share data or unless otherwise stated)
2 Summary of significant accounting policies (continued)
(e) Concentration of credit risk
     The Group is engaged in the business of manufacturing and selling solar plates to a wide range of industries and end users within the PRC. All the Group’s revenue is derived from sales to customers located in PRC.
     Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents and amounts due from related parties. As of December 31, 2008 and 2009, substantially all of the Company’s cash and cash equivalents were held by major financial institutions located in the PRC and Hong Kong, which management believes are of high credit quality.
(f) Foreign currency transaction gains and losses and translation of foreign currencies
     Transactions denominated in other currencies are translated into the functional currency of the respective entities at exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into functional currencies at rates of exchange in effect on the balance sheet dates. All such exchange gains and losses are included in the statements of operations.
     The functional currency of the Company is the Hong Kong dollar (“HK$”). The functional currency of the subsidiaries of the Group that are established in the PRC is the Renminbi (“Rmb”). The Group has chosen the Rmb as its reporting currency. Assets and liabilities are translated using the exchange rates in effect at the balance sheet date and average exchange rates for the period are used for revenue and expense transactions. Gains and losses resulting from foreign currency translation to reporting currency are recorded in accumulated other comprehensive (loss) income in the consolidated statements of changes in shareholders’ equity for the years presented.
     As majority of commercial transactions are conducted in the respective functional currency and therefore foreign exchange transactional risks are minimal. The Group is however exposed to foreign currency risk on certain financing activities, which are denominated in the United States Dollars (“U.S. dollars” or “US $”). As HK$ is pegged to the U.S. dollars and therefore management consider the foreign exchange exposure to fluctuation in exchange rate to be minimal.
     The Group does not have a foreign currency hedging policy. However, management of the Group monitors foreign exchange exposure and will consider hedging significant currency exposure should the need arise.
(g) Translation into United States Dollars
     The consolidated financial statements of the Group are stated in Rmb. Translations of amounts from Rmb into U.S. dollars are solely for the convenience of the reader and were calculated at the rate of (Rmb6.82702=US$1) on December 31, 2009 representing the noon buying rate in New York City for cable transfers of Rmb, as certified for customs purposes by the Federal Bank of New York. The translation is not intended to imply that the Rmb amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on December 31, 2009 or at any other rate.
(h) Property, plant and equipment and land use right
     Property, plant and equipment are stated at historical cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets. The estimated useful lives of property, plant and equipment are as follows:

Buildings	20 years
Plant and machinery	10 years
Computer equipment	3 years
Furniture, fixtures and office equipment	3 years
Motor vehicles	5 years

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, except share data or unless otherwise stated)
2 Summary of significant accounting policies (continued)
(h) Property, plant and equipment and land use right (continued)
     All land in the PRC is owned by the government. According to PRC law, the government may sell the right to use of the land for a specified period of time. Thus, all of the Group’s land purchased in the PRC is considered to be leasehold land and classified as land use right. These are amortized on a straight-line basis over the respective term of the right to use the land. Amortization expense was nil, Rmb90 and Rmb90 for years ended December 31, 2007, 2008 and 2009, respectively.
(i) Construction in progress
     Construction in progress represents buildings, structures, plant and machinery and other property, plant and equipment under construction or installation and is stated at cost less any impairment losses, and is not depreciated. Cost comprises direct costs of construction, installation and testing as well as capitalized borrowing costs on related borrowed funds during the period of construction or installation. No interest was capitalized for the years ended December 31, 2007, 2008 and 2009. Construction in progress is reclassified to the appropriate category of property, plant and equipment when completed and ready for use.
(j) Impairment or disposal of long lived assets
     Long-lived assets are assessed for impairment when events and circumstances exist that indicate the carrying amount of these assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of any impairment loss for long-lived assets and certain identifiable intangible assets that management expects to hold and use is based on the amount the carrying value exceeds the fair value of the asset. No impairment charge was recognized for the years ended December 31, 2007 and 2008. Impairment of property, plant and equipment of RMB6,463 was recognized for the year ended December 31, 2009.
     Long-lived assets to be disposed of are stated at the lower of fair value less cost to sell or carrying amount. Expected future operating losses from discontinued operations are recorded in the periods in which the losses are incurred.
(k) Trade accounts receivable
     Trade accounts receivable are stated at the amount invoiced, less allowance for doubtful accounts. An allowance for doubtful accounts is recorded based on a combination of historical experience, aging analysis and information on specific accounts. Account balances are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Management has determined that no allowance is required at December 31, 2007, 2008 and 2009.
(l) Inventories
     Inventories are carried at the lower of cost or net realizable value. Cost is determined using the weighted average method. Net realizable value is determined by reference to the sales proceeds of items sold in the ordinary course of business or to a management estimate based on prevailing market conditions.
(m) Cash and cash equivalents
     Cash and cash equivalents include cash on hand, demand deposits with banks and liquid investments with an original maturity of three months or less. The carrying value of cash equivalents approximates their fair value.
(n) Investment in securities
     The Company accounts for its investments in accordance with ASC 320 (formerly SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities”). The Company classifies the investments in debt and equity securities as “trading” or “available-for-sale”. Investments that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Trading securities are reported at fair value with unrealized gains and losses included in investment income. The Company does not have investments that are classified as held-to-maturity.
     Investments designated as available-for-sale are reported at fair value, with unrealized gains and losses, net of tax, recorded in accumulated other comprehensive (loss) income in shareholders’ equity. Realized gains or losses are charged to the income during the period in which the gain or loss is realized.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, except share data or unless otherwise stated)
2 Summary of significant accounting policies (continued)
(n) Investment in securities (continued)
     The Group reviews its investment in available-for-sale securities (“AFS securities”) for potential impairment based on: the length of the time and extent to which the market value has been below cost; the financial condition and near-term prospects of the issuer of AFS securities; and its intent and ability to retain AFS for a period of time sufficient to allow for any anticipated recovery in market value. If it is determined that the impairment is other than temporary, an impairment loss will be recognized in earnings equal to the difference between the investment’s cost and its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value of the investment becomes the new cost basis of the investment and will not be adjusted for subsequent recoveries in fair value. Subsequent increases and decreases in the fair value of available-for-sale securities will be included in comprehensive income through a credit or charge to shareholders’ equity except for an other-than-temporary impairment, which will be charged to income.
     Other investments, which do not have readily determinable fair values, are carried at cost less impairment.
     During the year ended December 31, 2008, impairment on AFS securities of Rmb15,213 was recognized, and during the year ended December 31, 2009 impairment on other investments of Rmb571 was recognized in the consolidated statements of operations.
(o) Fair value Measurement
     The carrying value of the Group’s financial instruments, including trade accounts receivable, value added tax and business tax recoverable, other assets and trade accounts payable, accrued professional fees, income taxes payable and other current liabilities and accrued expenses, approximate their fair values due to their relatively short-term nature.
(p) Research and development costs
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
     The contributions are charged to the consolidated statement of operations as they become payable in accordance with the rules of the central pension scheme. For the years ended December 31, 2007, 2008 and 2009, the Group contributed Rmb390, Rmb672 and Rmb211, respectively, to the plans.
(r) Segment reporting
     At the end of 2008, the Company classified Jingle Group as a discontinued operation. The Company disposed of Jingle Group in Feburary 2009. Therefore, during 2007, 2008 and 2009, the Group’s continuing business is solely the provision of Solar Energy Operations. All of the Group’s revenues are derived in the PRC. All long-lived assets are located in PRC.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, except share data or unless otherwise stated)
2 Summary of significant accounting policies (continued)
(s) Comprehensive (loss) income
     Accumulated other comprehensive (loss) income represents foreign currency translation adjustments and the unrealized (loss) income on available-for-sale securities, net of tax, which are included in the consolidated statements of shareholders’ equity.
(t) Advertising cost
     The Group expenses advertising costs as incurred. Total advertising expenses were Rmb246, Rmb15 and Rmb4 for the years ended December 31, 2007, 2008 and 2009, respectively. Those costs have been included in the consolidated statements of operations for each respective year.
(u) Earnings or loss per share
     Basic earnings or loss per share represent income available to common shareholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings or loss per share reflects additional common shares that would have been outstanding if dilutive common stock equivalents were issued, as well as any adjustment to income that would result from the assumed issuance. Dilutive common stock equivalents that may be issued by the Group relate to outstanding stock options and warrants, and are determined using the treasury stock method. The effect of stock purchase warrants, stock options, warrants, option rights and convertible note is excluded from the computation if the effect would be anti-dilutive.
(v) Stock-based compensation
     The Group grants stock options to its employees and certain non-employees under the Company’s stock option plans. The Group follows ASC 718 (formerly referred to as SFAS No. 123 (revised 2004) “Share-Based Payment”), whereby entities are required to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service, known as the requisite service period (usually the vesting period), in exchange for the award. The grant-date fair value of employee share options and similar instruments are estimated using option-pricing models. If an equity award is modified after the grant date, incremental compensation cost is recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification.
(w) Convertible note
     As discussed in Note 20, the Company issued a convertible note to a subscriber. In accordance with ASC 815, Derivatives and Hedging, the Company accounted for the conversion option as a freestanding instrument separately in the balance sheet. The debt host were recorded with a discount equal to the value of the conversion option at the transaction date and will be accreted to the redemption value of the convertible note over the life of the convertible note. The change in fair value of the conversion option of Rmb5,040 was recorded in the consolidated statements of operations for the year ended December 31, 2009. The interest expense recognized for accretion to the redemption value of the convertible note was Rmb5,760 for the year ended December 31, 2009. Upon the conversion of convertible note, the loss on extinguishment, the difference between the sum of the recorded amounts for the debt host and the conversion option, and the fair value of the shares issued at the conversion date, of Rmb3,434 was recorded in the consolidated statements of operations for the year ended December 31, 2009.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, except share data or unless otherwise stated)
2 Summary of significant accounting policies (continued)
(x) Warrants and option rights
     As detailed in Note 16, the Company issued common shares to certain institutional investors attached with certain warrants and option rights. In accordance with ASC 815 (formerly contained in FAS133 and EITF00-19), the Company accounted for Warrant B (described in Note 16) as a liability instrument during the year ended December 31, 2008 and it was carried at fair value with changes in fair value being recorded in the statement of operations. Warrant A and option rights (both described in Note 16) were recorded as equity instruments. With the adoption of ASC 815-40-15 (earlier referred to as EITF 07-5) as of January 1, 2009, Warrant A and option rights are classified as liabilities as Warrant A contain a reset feature, whereby the exercise price of the instruments would be reset to the market price if the market price is lower than the exercise price at a specified date and option rights contain similar features whereby the number of shares to be finally issued under option rights are not fixed. Following the guidance under ASC 815-40-15, the Company has recorded the cumulative effect of such change as an adjustment to the opening balance of retained earnings. Accordingly, both warrants and option rights are carried at fair value at each reporting date with changes in fair value being recorded in the consolidated statements of operations. The fair value of the warrants and option rights are estimated using the Binomial Model and Monte Carlo Simulation.
(y) Operating leases
     Leases where substantially all the risk and rewards of ownership of assets remain with the lessor are accounted for as operating leases. Payments made under operating leases net of any incentives received from the leasing company are expensed on a straight-line basis over the lease periods.
(z) Government subsidies
     Government subsidies are initially recorded as advanced subsidies and are recognized in income when the associated obligations for earning such subsidies have been met. The Company received government subsidies for general corporate purposes of Nil, Nil and Rmb900 during the years ended December 31, 2007, 2008 and 2009, respectively, of which the Company has recognized government subsidies of Nil, Nil and Rmb600, respectively, as other income.
(aa) Recent accounting pronouncements
     On April 9, 2009, the FASB issued ASC 320 (formerly referred to as FSP No. 115-2 and FSP 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments”), which amends the other-than-temporary impairment guidance in U.S. GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. ASC 320 does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities. The adoption of ASC 320 had no material impact on the Company’s consolidated results of operations and financial condition.
     In June 2009, FASB issued ASC 105 (formerly referred to as SFAS No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FASB Statement No.162). ASC 105 establishes the FASB Accounting Standards Codification as the source of authoritative accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. This Statement is effective for the reporting period ending on September 30, 2009. Beginning with the third fiscal quarter of 2009, the references made to U.S. GAAP use the new Codification numbering system prescribed by the FASB. The adoption of ASC 105 did not have any impact on the Company’s consolidated results of operations and financial condition.
     In August 2009, the FASB issued Accounting Standards Update (ASU) 2009-05, Fair Value Measurements and Disclosures (Topic 820) — Measuring Liabilities at Fair Value. The fair value measurement of a liability assumes transfer to a market participant on the measurement date, not a settlement of the liability with the counterparty. ASU 2009-05 describes various valuation methods that can be applied to estimating the fair values of liabilities, requires the use of observable inputs and minimizes the use of unobservable valuation inputs. AUS 2009-05 is effective for the fourth quarter of 2009. The adoption of ASU 2009-05 did not have a material impact on our financial position, results of operations or cash flows.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, except share data or unless otherwise stated)
2 Summary of significant accounting policies (continued)
(aa) Recent accounting pronouncements (continued)
     In October 2009, the FASB issued ASU 2009-13, “Revenue Recognition (Topic 605) — Multiple- Deliverable Revenue Arrangements” (previously EITF 08-1, “Revenue Arrangements with Multiple Deliverables”). This ASU addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. Specifically, this guidance amends the criteria for separating consideration in multiple-deliverable arrangements. This guidance establishes a selling price hierarchy for determining the selling price of a deliverable, which is based on: (a) vendor-specific objective evidence; (b) third-party evidence; or (c) estimates. This guidance also eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. In addition, this guidance significantly expands required disclosures related to a vendor’s multiple-deliverable revenue arrangements. This accounting standard will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010.The adoption of ASU2009-13 is not expected to have any impact on the Company’s consolidated results of operations and financial condition.
     In December 2009, the FASB issued ASU 2009-17, Consolidations (Topic 810) — Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities. ASU 2009-17 changes how a reporting entity determines when an entity that is insufficiently capitalized or is not controller through voting (or similar rights) should be consolidated. ASU 2009-17 also requires a reporting entity to provide additional disclosures about its involvement with variable interest entities and any significant changes in risk exposure due to that involvement. ASU 2009-17 is effective at the start of a reporting entity’s first fiscal year beginning after November 15, 2009, or January 1, 2010, for a calendar year entity. Early adoption is not permitted. The Company does not expect that the adoption of ASU 2009-17 will have a material impact on its financial position, results of operations or cash flows.
     In January 2010, the FASB issued ASU 2010-06, Fair Value Measurements and Disclosures (Topic 820) — Improving Disclosures about Fair Value Measurements. This ASU requires new disclosures and clarifies certain existing disclosure requirements about fair value measurements. ASU 2010-06 requires a reporting entity to disclose significant transfers in and out of Level I and Level 2 fair value measurements, to describe the reasons for the transfers and to present separately information about purchases, sales, issuances and settlements for fair value measurements using significant unobservable inputs. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in the roll forward of activity in Level 3 fair value measurements, which is effective for interim and annual reporting periods beginning after December 15, 2010. Early adoption is permitted. The Company does not expect that the adoption of ASU 2010-06 will have a material impact on its financial position, results of operations or cash flows.
     In February 2010, the FASB issued ASU 2010-09 to amend ASC 855, Subsequent Events. ASC 855, which was originally issued by the FASB in May 2009, provides guidance on events that occur after the balance sheet date but prior to the issuance of the financial statements. ASC 855 distinguishes events requiring recognition in the financial statements and those that may require disclosure in the financial statements. As a result of ASU 2010-09, an entity that is an SEC filer (as defined in the update) is not required to disclose the date through which subsequent events have been evaluated, but is required to evaluate subsequent events through the date that the financial statements are issued. ASC 855 was effective for interim and annual periods ending after June 15, 2009, and ASU 2010-09 is effective immediately. The Company has evaluated subsequent events in accordance with ASU 2010-09.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, except share data or unless otherwise stated)
3 Acquisition
     Faster Assets Limited
     On November 8, 2007, the Group entered into a sale and purchase agreement with China Biotech, a major shareholder of the Company, to acquire Faster Assets and its subsidiary (collectively known as “Faster Group”) for consideration of Rmb20,700 which was determined based on the fair market value of the plant located at Tangyang Industrial Zone of China Merchants Zhangzhou Development Zone of the PRC (“Zhangzhou Development Zone”) and its land use right owned by Faster Group. The consideration was settled by issuing and allotting 782,168 shares of Common Stock and 1,000,000 shares of Preferred Stock. Prior to the acquisition, Faster Group had no business activities and its major assets and liabilities acquired were cash of Rmb5,783, plant of Rmb16,700, land use right of Rmb4,000 and balance due to a related party of Rmb5,783. Accordingly, this transaction has been accounted for as an acquisition of assets.
4 Income tax expenses (credits)
     The Company is a tax exempt company incorporated in the BVI. The Company’s subsidiaries incorporated in Hong Kong and PRC are subject to Hong Kong Profits Tax and Foreign Enterprise Income Tax in the PRC, respectively.
     The Company’s subsidiaries incorporated in Hong Kong were subject to a tax rate of 17.5% in 2007 and 16.5% in 2008 and 2009 on the assessable profits arising in or derived from Hong Kong. For those Hong Kong subsidiaries which generate PRC sourced income, PRC income tax was payable on the assessable profits at a rate of 33% in 2007 and 25% in 2008 and 2009.
     On March 16, 2007, the National People’s Congress adopted the Enterprise Income Tax Law, or New Income Tax Law, which became effective on January 1, 2008 and replaced the previous separate income tax laws for domestic enterprises and foreign-invested enterprises (including PRC subsidiaries of the Company) by adopting unified income tax rate of 25% for most enterprises. In accordance with the implementation rules of the New Income Tax Law, the preferential tax treatments previously granted to various of the Group’s PRC entities will not continue and these subsidiaries will be subject to the statutory 25% tax rate. The 25% tax rate has been used in the calculation of the Group’s deferred tax balances, except for Shenzhen Helios New Energy Technology Limited (“Shenzhen Helios Energy”). The tax rate for Shenzhen Helios Energy was 20% in 2009 and will increase to 22% in 2010, 24% in 2011 and 25% in 2012. Among the PRC subsidiaries, only China Merchants Zhangzhou Development Zone Trendar Solar Tech Ltd. (“Zhangzhou Trendar Tech”) obtained the preferential tax treatment that it will be fully exempt from the PRC enterprise income tax for two years starting from the year 2008, followed by a 50% tax exemption for the next three years.
     Since all the Company’s PRC subsidiaries have an accumulated deficit at December 31, 2009, no provision for PRC dividend withholding tax has been made. Upon distribution of any future earnings in the form of dividends or otherwise in the future, the Group would be subject to the respective tax rate under the PRC Enterprise Income Tax Law issued by the State Council.
     The Group adopted ASC 740-10-25 (formerly FIN 48, “Accounting for Uncertainty in Income Taxes”) on January 1, 2007. The adoption of ASC 740-10-25 did not have a material impact on the Group’s financial position and results of operations and cash flows on adoption and during the year ended December 31, 2007. The Group concluded that it has no additional material uncertain tax positions for the years 2008 and 2009. The Group classifies interest and/or penalties related to unrecognized tax benefits as a component of income tax provisions; however, for the years ended December 31, 2007, 2008 and 2009, there were no interest and penalties related to uncertain tax positions, and the Group had no material unrecognized tax benefit which would affect the effective income tax rate in future periods. The Group does not anticipate any significant increases or decreases to its liability for unrecognized tax benefits within the next twelve months. For the Company’s PRC subsidiaries, the years 2000 to 2009 remain subject to examination by the PRC tax authorities. For BHL Solar Technology Co Ltd. (“BHLHK”), the year 2009 remains subject to examination by the HK tax authorities.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, except share data or unless otherwise stated)
4 Income tax expenses (credits) (continued)
     Composition of income tax expenses (credits)
     Income tax expenses are comprised of the following:

	2007	2008	2009
	Rmb	Rmb	Rmb
Current income tax expenses (credits)
- Continuing operations	390	(600)	—
Deferred income tax credits	—	(112)	(112)

Income tax expenses (credits)	390	(712)	(112)

     Reconciliation of income tax expenses by applying PRC statutory Enterprise Income Tax rate
     Income tax expenses of the continuing operations differed from the amounts computed by applying PRC statutory Enterprise Income Tax (“EIT”) rate of 33% before 2008 and 25% in 2008 and 2009 as a result of the following:

	2007	2008	2009
	Rmb	Rmb	Rmb
Net loss before provision for income taxes	(8,694)	(55,488)	(42,808)
PRC statutory tax rate	33%	25%	25%
Income tax credit at PRC statutory EIT rate	(2,869)	(13,872)	(10,702)
Income or expenses adjusted for inter-group liabilities or receivables written off	72	—	—
Effect of income tax rate differences in other jurisdictions	4,186	6,984	7,101
Income not subject to taxation	(22)	(9)	—
Expenses not deductible for taxation purpose	21	4,714	2,007
Effect of utilization of tax losses not previously recognized	1,033	—	—
Effect of preferential tax treatment	226	—	—
Effect of tax losses under recognized in prior years	—	(363)	—
Effect of over provision in prior years	—	(600)	—
Effect of tax losses written off	713	—	—
Effect of tax losses from disposed entities	4,840	—	—
Effect of change in PRC statutory tax rate	5	—	—
Effect of change in HK statutory tax rate	—	21	—
Change in valuation allowance	(7,815)	2,413	1,482

Total income tax expenses	390	(712)	(112)

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, except share data or unless otherwise stated)
4 Income tax expenses (credits) (continued)
     The principal components of the deferred income tax assets and liabilities are as follows:

	December 31, 2008	December 31, 2009
	Rmb	Rmb
Deferred tax assets:
Tax loss carryforwards	6,190	4,167
Less: valuation allowance	(6,190)	(4,167)

Non-current deferred tax assets, net	—	—

Deferred tax liability:
Property, plant and equipment, net	(1,938)	(1,836)
Prepayment for land use right	(480)	(470)

Non-current deferred tax liabilities	(2,418)	(2,306)

Total	(2,418)	(2,306)

Reported as:
Current deferred tax assets	—	—
Current deferred tax liabilities	—	—

Subtotal	—	—
Non-current deferred tax assets	—	—
Non-current deferred tax liabilities	(2,418)	(2,306)

Total	(2,418)	(2,306)

     The above tax loss carryforwards from the Company’s PRC subsidiaries can be carried forward from one to five years and expire on various dates through 2013. Due to the uncertainty of the level of PRC statutory income, management does not believe the subsidiaries will generate taxable PRC statutory income in the near future and it is not more likely than not that all of the deferred tax assets will be realized, a full valuation allowance has been established for the amount of deferred tax assets at December 31, 2008 and 2009.
     In accordance with the requirements of ASC 740 (formerly referred to as SFAS No. 109), deferred tax liabilities were recognized for acquisition of Faster Group in 2007 which gave rise to the temporary difference between the book value and the tax base of the land and buildings.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, except share data or unless otherwise stated)
5 Disposal and discontinued operations
(i) Disposal of CNT
     On December 18, 2007, the Group entered into the Sale and Purchase agreement with Total Trump Limited (“Total Trump”), an independent party, to dispose of its entire interests in CNT at a consideration of HK$10,000 and a deposit of HK$1,000 was received on the same date. As of December 31, 2007, Total Trump was legally entitled to all right, title and interest of CNT. In April 2008, Total Trump informed the Company of its financial inability to settle the remaining balance of the consideration amount of HK$9,000 (the “Unpaid Consideration”) on or before June 30, 2008 as required under the Sales and Purchase Agreement. China Biotech, the Company’s major shareholder, signed a memorandum with the Company to further commit its contribution of resources, on an unconditional best efforts basis, to streamline the Company’s core business to the solar energy business. In addition China Biotech agreed to assume all payment obligations of the Unpaid Consideration due from Total Trump by entering into an Assignment Agreement with Total Trump on May 8, 2008. The Unpaid Consideration assumed by China Biotech was fully paid on June 16, 2008. Management of the Company considered the above transactions as two separate transactions even though they were related to the same disposed business unit due to the fact that Total Trump and China Biotech were two separate parties which were unrelated to each other. The HK$1,000 deposit received from Total Trump was considered forfeited by Total Trump. The HK$9,000 was recorded as shareholders’ contribution in additional paid-in capital in shareholders’ equity for the fiscal year ending December 31, 2008.
     The assets and liabilities held by CNT as of the disposal date are as follows:

2007
Rmb
Net assets disposed of (excluding cash and cash equivalents):
Other assets	750
Property, plant and equipment, net	46
Deferred tax liabilities	(491)
Other liabilities and accrued expenses	(1,533)

(1,228)

Gain on disposal of discontinued operations	2,128

900

Settled by:
Consideration received	935
Cash and cash equivalents disposed	(35)

900

(ii) Disposal of Green Energy Industry Ltd
     In April 2008, the Company’s Board of Directors decided to discontinue certain non-operational BVI subsidiaries in order to focus on current solar business. On April 21, 2008, the Group disposed of Green Energy Industry Ltd, including its subsidiaries Fullwing Ltd and Margot Ltd (collectively, the “Green Energy”),to Harvest Time International Holding Ltd, an independent third party for cash consideration of HK$10.
     The assets and liabilities held by Green Energy as of the disposal date are as follows:

2008
Rmb
Net assets disposed of (excluding cash and cash equivalents):
Other liabilities and accrued expenses	(1)

(1)
Gain on disposal of discontinued operations	10

9

Settled by:
Consideration received	9
Cash and cash equivalents disposed	—

9

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, except share data or unless otherwise stated)
5 Disposal and discontinued operations (continued)
(iii) Disposal of Jingle Group classified as held-for-sale
     On December 29, 2008, the Group entered into a sale and purchase agreement to sell the Jingle Group to Sentron Enterprises Limited, an independent party, for cash consideration of HK$200, which was received in February 2009.
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

(1,360)

     As of the disposal date, the assets and liabilities held by Jingle Group are as follows:

2009
Rmb
Net assets disposed of (excluding cash and cash equivalents):
Trade accounts receivable, net	288
Inventories — merchandise for resale	42
Value added tax and business tax recoverable	279
Prepaid expenses and other assets	298
Property, plant and equipment, net	49
Trade accounts payable	(94)
Tax payable	25
Other liabilities and accrued expenses	(2,027)
Accumulated other comprehensive loss	(4,250)

(5,390)

Gain on disposal of Jingle Group	4,560

(830)

Discharged by:
Consideration received	176
Cash and cash equivalents disposed	(1,006)

(830)

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, except share data or unless otherwise stated)
5 Disposal and discontinued operations (continued)
     In accordance with ASC360-10-35 (formerly refer to SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”), the financial results of the Jingle Group and IT Operations are reported as discontinued operations for all the years presented. The financial results of Green Energy which were included in Corporate as defined in Note 24 are also reported as discontinued operations for all the years since its establishment. The financial results included in discontinued operations were as follows:

	Year ended				Year ended			Year ended
	December				December			December
	31, 2007				31, 2008			31, 2009
	Rmb	Rmb	Rmb	Total	Rmb	Rmb	Total	Rmb	Total
		Green	Jingle		Green	Jingle		Jingle
	CNT	Energy	Group	2007	Energy	Group	2008	Group	2009
Revenues	17	—	7,680	7,697	—	5,518	5,518	4	4
Cost of sales	(17)	—	(3,866)	(3,883)	—	(1,876)	(1,876)	(2)	(2)

Gross profit	—	—	3,814	3,814	—	3,642	3,642	2	2
Selling expenses	—	—	(1,108)	(1,108)	—	(595)	(595)	(182)	(182)
General and administrative expenses	(399)	(13)	(3,613)	(4,025)	(25)	(2,899)	(2,924)	(153)	(153)

Operating (loss) profit	(399)	(13)	(907)	(1,319)	(25)	148	123	(333)	(333)
Other income	—	—	1,164	1,164	—	725	725	—	—

Profit on disposal of subsidiaries	2,128	—	—	2,128	10	—	10	4,560	4,560

Profit (loss) from operations before income tax expenses	1,729	(13)	257	1,973	(15)	873	858	4,227	4,227
Income tax expenses	—	—	—	—	—	—	—	—	—

Profit (loss) from operations	1,729	(13)	257	1,973	(15)	873	858	4,227	4,227

Carrying amounts of total assets and liabilities included as part of the disposal group were as follows:
Total assets	831	—	—	831	—	2,439	2,439	1,962	1,962

Total liabilities	(2,024)	—	—	(2,024)	(1)	(1,360)	(1,361)	(6,346)	(6,346)

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, except share data or unless otherwise stated)
6 Other assets
     Prepaid expenses and other assets consisted of the following:

	December 31,	December 31,
	2008	2009
	Rmb	Rmb
Rental and utility deposits	146	124
Advance to staff	400	400
Prepayment for insurance	210	156
Prepayment for raw materials	—	23
Prepayment for decoration	134	—
Others	51	13

	941	716

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
8 Property, plant and equipment, net

	December 31,	December 31,
	2008	2009
	Rmb	Rmb
Buildings	20,271	24,246
Plant and machinery	8,939	8,973
Computer equipment	509	486
Furniture, fixtures and office equipment	2,497	2,022
Motor vehicles	567	567

Total	32,783	36,294
Less: accumulated depreciation	(3,157)	(5,249)
Less: impairment	—	(6,463)
Add: construction in progress	3,705	676

	33,331	25,258

     Depreciation for the year ended December 31, 2007, 2008 and 2009 amounted to Rmb668, Rmb2,093 and Rmb2,425, respectively. No impairment charge was recognized for the years ended December 31, 2007 and 2008.
     Impairment of property, plant and equipment of RMB6,463 was recognized for the year ended December 31, 2009 primarily related to the asset group of SnO2 production line because based on the current business projections, it was determined that the Company would not be able to fully recover the costs of such asset group. The fair value of SnO2 production line was determined through the estimation of its replacement costs.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATIONS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, except share data or unless otherwise stated)
9 Prepayment for acquisition of property, plant and machinery
     Prepayment for acquisition of property, plant and equipment mainly represented prepayments of Rmb4,525 made for acquisition of a solar panel production line in Zhangzhou, China during 2008. On December 3, 2009, the contract was terminated under the mutual agreement between the Company and the supplier. The prepaid amount had been fully refunded in cash by the supplier to the Company.
10 Other liabilities and accrued expenses

	December 31,	December 31,
	2008	2009
	Rmb	Rmb
Deposits received	4	36
Accrued salaries and staff benefits	367	831
Accrued liability for purchase of property, plant and equipment	81	297
Accrued filing fee	54	46
Interest payable	—	1,900
Others	155	355

	661	3,465

11 Fair Value measurements
     The Company adopted ASC 820 (formally referred to as SFAS 157, “Fair value measurements and Disclosures”) on January 1, 2008 for all financial assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis (at least annually). ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e. the “exit price”) in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and also considers assumptions that market participants would use when pricing the asset or liability. ASC 820 also discusses valuation techniques, such as market, income and/or cost approaches and specifies a three-level hierarchy of valuation inputs that prioritizes the inputs to valuation techniques used to measure fair value.
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
The following represents the Company’s assets and liabilities measured at fair value on a recurring basis as of December 31, 2008 and 2009, the basis for that measurement:
Investment in Equity Securities (classified as trading and AFS securities)

Significant
	Quoted Prices in Active	Other	Significant
	Markets for Identical	Observable	Unobservable	Balance as of
	Assets	Inputs	Inputs	December 31, 2008
	(Level 1)	(Level 2)	(Level 3)
	Rmb	Rmb	Rmb	Rmb
Hong Kong marketable equity securities	4,712	—	—	4,712

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATIONS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, except share data or unless otherwise stated)
11 Fair Value measurements (continued)

Significant
	Quoted Prices in Active	Other	Significant
	Markets for Identical	Observable	Unobservable	Balance as of
	Assets	Inputs	Inputs	December 31, 2009
	(Level 1)	(Level 2)	(Level 3)
	Rmb	Rmb	Rmb	Rmb
Hong Kong marketable equity securities	31,257	—	—	31,257

The Company holds investments in Hong Kong marketable securities, whose fair value are derived from quoted prices on active markets.
Liabilities relating to warrants and option rights

Significant
	Quoted Prices in Active	Other	Significant
	Markets for Identical	Observable	Unobservable	Balance as of
	Assets	Inputs	Inputs	December 31, 2008
	(Level 1)	(Level 2)	(Level 3)
	Rmb	Rmb	Rmb	Rmb
Warrant B (Note 16)	—	—	2,289	2,289

Significant
	Quoted Prices in Active	Other	Significant
	Markets for Identical	Observable	Unobservable	Balance as of
	Assets	Inputs	Inputs	January 1, 2009
	(Level 1)	(Level 2)	(Level 3)
	Rmb	Rmb	Rmb	Rmb
Warrant A and option rights determined on January 1, 2009 (Notes 2(x) and 16)	—	—	7,527	7,527

Significant
	Quoted Prices in Active	Other	Significant
	Markets for Identical	Observable	Unobservable	Balance as of
	Assets	Inputs	Inputs	December 31, 2009
	(Level 1)	(Level 2)	(Level 3)
	Rmb	Rmb	Rmb	Rmb
Warrant A (Notes 16)	—	—	3,003	3,003

     The fair value of those warrants and option rights was derived based on the Binomial Model and Monte Carlo simulation. The assumptions include selecting several comparables from the market devoted to solar energy as reference to determine the volatility rate of the Company. Stock price, volatility, expected term, risk-free rate and fundamental changes event probabilities are the significant inputs into these valuation models.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATIONS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, except share data or unless otherwise stated)
11 Fair Value measurements (continued)
The following represents the reconciliation of the beginning and ending balance of liabilities relating to warrants and option rights measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the years ended December 31, 2008 and 2009:
Warrants and option rights

	2008	2009
	Rmb	Rmb
Beginning balance at January 1	—	2,289
Fair value on January 1, 2009 upon adoption of ASC 815-40-15 (Note 2(x))	—	7,527
Issuances	1,053	617
Total gains and losses (realized/unrealized):
Included in earnings	1,236	(3,798)
Included in other comprehensive income (loss)	—	—
Settlement/Cancelled upon expiration	—	(3,632)

Ending balance at December 31	2,289	3,003

     As discussed in Notes 2(w) and 20, the Company issued a convertible note to a subscriber and recorded the conversion option as a derivative. The fair value of the derivative was derived based on the Binomial Model. The assumptions include selecting several comparables from the market devoted to solar energy as reference to determine the volatility rate of the Company. Stock price, volatility, expected term and risk-free rate are the significant inputs into these valuation models.
The following represents the reconciliation of the beginning and ending balance of liabilities relating to derivative measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the year ended December 31, 2009:
Derivative embedded in convertible note

2009
Rmb
Beginning balance at January 1	—
Issuances	29,960
Total gains and losses (realized/unrealized) included in earnings	5,040
Settlement	(35,000)

Ending balance at December 31	—

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

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, except share data or unless otherwise stated)
12 Stock-based compensation (continued)
     (a) Stock Option (continued)
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
     On September 11, 2009, the Company’s shareholders approved a stock option plan to grant options for a maximum of 1,000,000 shares (the “2009 Plan”). The 2009 Plan provides for a grant of options to employees, officers and director of the Group. The 2009 Plan is administered by the Compensation Committee, which determines the terms of an option’s grant, including the exercise price, the number of shares subject to the option and the option’s exercisability. The exercise price of all options granted under the 2009 Plan must be at least equal to the fair market value of such shares on the date of grant. The maximum term of options granted under the 2009 Plan is five years.
     The Company grants stock options to its employees and certain non-employees under the Company’s various stock option plans.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, except share data or unless otherwise stated)
12 Stock-based compensation (continued)
     A summary of the stock option activity for both employees and non-employees is as follows:

	Year Ended December 31,
	2007		2008		2009
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
		price		price		price
	Number of	(US$ per	Number	(US$ per	Number	(US$ per
	options	option)	of options	option)	of options	option)
Outstanding at beginning of year	1,565,000	2.66	2,053,000	2.98	4,353,334	2.43
Granted	1,000,000	3.25	2,410,000	2.00	1,366,000	2.14
Exercised	(437,000)	2.44	(16,666)	3.13	(136,864)	2.75
Forfeited	(75,000)	3.01	(93,000)	3.54	(168,000)	1.92

Outstanding at end of year	2,053,000	2.98	4,353,334	2.43	5,414,470	1.82

The weighted-average grant-date fair value of options granted during 2007, 2008 and 2009 was US$1.78, US$1.17 and US$1.50 respectively.
The following table summarizes information with respect to stock options outstanding and exercisable at December 31, 2007:

				Options exercisable
	Options outstanding				Weighted
		Weighted	Weighted		average
		average	average		exercise
		remaining	exercise		price
	Number	contractual	price (US$	Number	(US$ per
Date of grant	outstanding	life	per share)	exercisable	share)
February 8, 2005	50,000	7.11 years	1.15	50,000	1.15
September 20, 2005	278,000	7.72 years	1.85	278,000	1.85
September 18, 2006	770,000	8.28 years	3.18	770,000	3.18
May 23, 2007	740,000	4.39 years	3.13	—	—
August 3, 2007	80,000	4.59 years	3.53	—	—
August 20, 2007	135,000	4.64 years	3.74	—	—

	2,053,000			1,098,000

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, except share data or unless otherwise stated)
12 Stock-based compensation (continued)
The following table summarizes information with respect to stock options outstanding and exercisable at December 31, 2008:

				Options exercisable
	Options outstanding				Weighted
		Weighted	Weighted		average
		average	average		exercise
		remaining	exercise		price
	Number	contractual	price (US$	Number	(US$ per
Date of grant	outstanding	life	per share)	exercisable	share)
February 8, 2005	50,000	6.11 years	1.15	50,000	1.15
September 20, 2005	278,000	6.72 years	1.85	278,000	1.85
September 18, 2006	770,000	7.28 years	3.18	770,000	3.18
May 23, 2007	693,334	3.39 years	3.13	219,991	3.13
August 3, 2007	80,000	3.59 years	3.53	26,665	3.53
August 20, 2007	72,000	3.64 years	3.74	23,998	3.74
July 28, 2008	130,000	4.57 years	4.08	—	—
November 10, 2008	870,000	4.86 years	2.04	—	—
December 30, 2008	1,410,000	5.00 years	1.79	—	—

	4,353,334			1,368,654

The following table summarizes information with respect to stock options outstanding and exercisable at December 31, 2009:

				Options exercisable
	Options outstanding				Weighted
		Weighted	Weighted		average
		average	average		exercise
		remaining	exercise		price
	Number	contractual	price (US$	Number	(US$ per
Date of grant	outstanding	life	per share)	exercisable	share)
February 8, 2005	50,000	5.11 years	1.15	50,000	1.15
September 20, 2005	255,000	5.72 years	1.85	255,000	1.85
September 18, 2006	725,000	6.28 years	3.18	725,000	3.18
May 23, 2007	578,334	2.39 years	3.13	578,334	3.13
August 3, 2007	80,000	2.59 years	3.53	80,000	3.53
August 20, 2007	56,000	2.64 years	3.74	56,000	3.74
July 28, 2008	130,000	3.57 years	4.08	43,331	4.08
November 10, 2008	824,136	3.86 years	2.04	244,127	2.04
December 30, 2008	1,410,000	4.00 years	1.79	469,990	1.79
July 7, 2009	30,000	4.52 years	2.35	—	—
October 1, 2009	1,276,000	4.75 years	2.12	53,000	2.12

	5,414,470			2,554,782

The aggregate intrinsic values for the stock options outstanding and stock options exercisable was Rmb14,566 and Rmb1,429, respectively, as of December, 31, 2009.
As of December 31, 2009, the total compensation cost related to non-vested awards not yet recognized and the weighted-average period over which it is expected to be recognized is Rmb20,612 and 2.28 years.
During the years ended December 31, 2007, 2008 and 2009, there were no modifications to the options granted in the prior years.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, except share data or unless otherwise stated)
12 Stock-based compensation (continued)
     The options granted on February 8, 2005 were made pursuant to the 1996 Plan and were immediately exercisable. The options granted on September 20, 2005 included 60,000 options made pursuant to the 1996 Plan and 370,000 options made under the 2000 Plan, all of which were immediately exercisable. The options granted on September 18, 2006 included 30,000 options made pursuant to the 2000 Plan and 1,000,000 options made under the 2005 Plan, all were immediately exercisable. The 1,000,000 options granted on May 23, 2007, August 3, 2007 and August 20, 2007, respectively, were made pursuant to the 2006 Plan, and in each case one-third (1/3) of the options granted are not exercisable until one year after the date of grant and the remaining two-third (2/3) are not exercisable until two years after the date of grant.
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
     Pursuant to resolutions passed on July 9, 2009, 90,000 options were granted to certain directors and employees and certain consultants of the Group under the 2008 Plan and one-third (1/3) of the options granted are not exercisable until one year after the date of grant, the second one-third (1/3) of the options granted are not exercisable until two years after the date of grant, and the remaining one-third (1/3) could not be exercisable until three years after the date of grant, respectively.
     Pursuant to resolutions passed on October 1, 2009, 1,000,000 options were granted to certain directors and employees of the Group under the 2009 Plan and one-third (1/3) of the options granted are not exercisable until one year after the date of grant, the second one-third (1/3) of the options granted are not exercisable until two years after the date of grant, and the remaining one-third (1/3) could not be exercisable until three years after the date of grant, respectively.
     In addition, a number of options under various stock option plans were granted to directors on October 1, 2009, namely 23,000 options under 2000 Stock Option Plan (the “2000 Plan”), 30,000 options under 2005 Stock Option Plan (the “2005 Plan”) and 223,000 options under 2006 Stock Option Plan (the “2006 Plan”). Such options had been unexercised and had become available again for reallocation and grant under the respective option plan. Among them, the 23,000 options under 2000 Plan and the 30,000 options under 2005 Plan vest immediately after being granted. The vesting schedule of the 223,000 options under the 2006 Plan is: (1) 33 1/3% on the first anniversary of the date of grant; (2) the remaining 66 2/3% on the second anniversary of the date of grant.
     The Company recorded compensation expenses of Nil, Rmb6,198 and Rmb7,804 for the fiscal years ended December 31, 2007, 2008 and 2009, respectively, estimated using the Binomial Model.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, except share data or unless otherwise stated)
12 Stock-based compensation (continued)
Stock-based compensation to non-employees
     The Company granted 140,000 options, 80,000 options and 30,000 options under the 2006 Plan to certain consultants on May 23, 2007, August 3, 2007 and August 20, 2007, respectively, for their advisory services provided to the Group. Pursuant to the option agreement of the 2006 Plan, the vesting schedule is as follows: i) the first 1/3 of options granted will vest on the 1st anniversary of the grant date, ii) the remaining 2/3 will vest on the 2nd anniversary of the grant date in the continuous service with the Group from the grant date through the applicable date upon which vesting is scheduled to occur.
     The Company granted 130,000 options under the 2007 Plan to certain consultants on July 28, 2008, Pursuant to the option agreement of the 2007 Plan, the vesting schedule is as follows: i) the first 1/3 of options granted will vest on the first (1st) anniversary of the grant date, ii) the second 1/3 of options granted will vest on the second (2nd) anniversary of the grant date, iii) the remaining 1/3 of options granted will vest on the third (3rd) anniversary of the grant date in the continuous service with the Group from the grant date through the applicable date upon which vesting is scheduled to occur. There are 43,333 options under the 2007 Plan that were exercisable as of December 31, 2009.
     The Company granted 240,000 options under the 2008 Plan to certain consultants on December 30, 2008 for their advisory services provided to the Group. Pursuant to the option agreement of the 2008 Plan, the vesting schedule is as follows: i) the first 1/3 of options granted will vest on the first (1st) anniversary of the grant date, ii) the second 1/3 of options granted will vest on the second (2nd) anniversary of the grant date, iii) the remaining 1/3 of options granted will vest on the third (3rd) anniversary of the grant date in the continuous service with the Group from the grant date through the applicable date upon which vesting is scheduled to occur. There are 80,000 options under the 2008 Plan that were exercisable as of December 31, 2009.
     The Company granted 30,000 options under the 2008 Plan to certain consultants on July 7, 2009 for their advisory services provided to the Group. Pursuant to the option agreement of the 2008 Plan, the vesting schedule is as follows: i) the first 1/3 of options granted will vest on the first (1st) anniversary of the grant date, ii) the second 1/3 of options granted will vest on the second (2nd) anniversary of the grant date, iii) the remaining 1/3 of options granted will vest on the third (3rd) anniversary of the grant date in the continuous service with the Group from the grant date through the applicable date upon which vesting is scheduled to occur. No options under the 2008 Plan are exercisable until July 7, 2010.
     The Company recorded compensation expenses of Rmb1,204, Rmb176 and Rmb902 for the fiscal years ended December 31, 2007, 2008 and 2009, respectively, estimated using the Binomial Model.
     The following assumptions were used in the Binomial Model in assessing the fair value of options granted to directors, employees and non-employees for the fiscal years ended December 31, 2007, 2008 and 2009. The assumptions include selecting several comparable from the market devoted to solar energy as reference to determine the volatility rate of the Company.

	2007
	Granted on
	May 23, 2007	August 3, 2007	August 20, 2007
Average risk-free rate of return(1)	4.480%	4.422%	4.269%
Volatility rate(2)	72.33%	71.98%	74.97%
Dividend yield(3)	—	—	—

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, except share data or unless otherwise stated)
12 Stock-based compensation (continued)

	2008
	Granted on
	July 28, 2008	November 10, 2008	December 30, 2008
Average risk-free rate of return(1)	3.393%	2.607%	1.508%
Volatility rate(2)	76.32%	85.20%	86.57%
Dividend yield(3)	—	—	—

	2009
	Granted on
	July 07, 2009	Oct 01, 2009
Average risk-free rate of return(1)	2.79%	2.28%
Volatility rate(2)	79.65%	79.68%
Dividend yield(3)	—	—

1.	The risk-free interest rate is based on the U.S. Treasury yield for a term consistent with the expected life of the awards in effect at the time of grant.

2.	Expected volatility is estimated based on the historical volatility of the Company’s stock price and/or the comparable public-traded companies.

3.	The Company has no expectation of paying dividends on its common stock.
     (b) Stock Purchase Warrants
     On July 2, 2007, the Company issued two warrants, each of which entitled the holder to purchase 100,000 shares of common stock, to two consultants for their advisory services provided to the Group, at an exercise price of US$4.00 and US$5.00 per share, respectively. With reference to the term of the warrant certificate, the exercise period was 4 years commencing on the issue of the warrants. The warrants include cashless exercise provision whereby the holders may elect to receive net shares upon exercise instead of paying cash to the Company. The warrants were fully vested upon issuance and Rmb3,023 was recorded as compensation expense in the consolidated statement of operations in 2007. One warrant holder delivered a Notice of Cashless Exercise dated November 6, 2009 pursuant to which it exercised the 100,000 warrants in full at exercise price of US$4.00 on a cashless basis, resulting in the issuance of 14,776 shares of common stock.
     On August 31, 2007, the Company issued a warrant to purchase 200,000 shares of common stock to a consultant for its advisory services provided to the Group, at an exercise price US$5.00 per share. The warrant was fully vested upon issuance with an expiry date of August 30, 2008. On August 29, 2008, the Company amended to this warrant agreement, pursuant to which the expiration date of the warrant was extended from August 30, 2008 to September 1, 2010. The initial compensation cost recognized in the 2007 consolidated statements of operations was Rmb1,561, and the total incremental compensation cost resulting from the modification was Rmb2,364 and was fully recognized in the 2008 consolidated statement of operations. This warrant has not been exercised as of December 31, 2009.
     The fair value of above-mentioned warrants is estimated on the date of issue using the Binomial Model using the following assumptions:

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, except share data or unless otherwise stated
12 Stock-based compensation (continued)

	2007	2007	2008
	July 2, 2007	August 31, 2007	August 29, 2008
Average risk-free rate of return	4.584%	4.06%	2.214%
Volatility rate	67.81%	76.51%	75.77%
Dividend yield	—	—	—
13 Net (loss) earnings per share
     Net (loss) earnings per share is calculated based on the weighted average number of shares of common stock issued and, as appropriate, diluted shares of common stock equivalents outstanding for each of the relevant years and the related loss amount. The number of incremental shares from assumed exercise of stock options, stock purchase warrants, warrants, and option rights have been determined using the treasury stock method. Under the treasury stock method, the proceeds from the assumed conversion of options and warrants are used to repurchase common stock using the average fair value of those years.
     The convertible note was issued on May 12, 2009 (note 20), and the holder exchanged the entire principal of US$10 million into 3,322,260 shares of the Company’s common stock in November 2009, all of which have been considered in the calculation of loss per share.
     Basic and diluted net (loss) earnings per share have been calculated in accordance with ASC 260 (formerly referred to SFAS No. 128 “Earnings per Share”), for the years ended December 31, 2007, 2008 and 2009 as follows:

	Year ended December 31,
	2007	2008	2009
	Rmb	Rmb	Rmb
	(Amounts expressed in thousands, except per share data)
Net loss for the year attributable to the shareholders of the Company	(7,111)	(53,918)	(38,469)

Net loss from continuing operations attributable to holders of Common Stock, basic and diluted	(9,084)	(54,776)	(42,696)

Net income from discontinued operations attributable to holders of Common Stock, basic and diluted	1,973	858	4,227

Weighted-average shares used in computing basic and diluted net loss (or earnings) per share	14,249	16,160	15,927

Net loss per share (in Rmb)
- Basic and diluted	(0.50)	(3.34)	(2.42)

Net loss per share from continuing operations (in Rmb)
- Basic and diluted	(0.64)	(3.39)	(2.68)

Net earnings per share from discontinued operations (in Rmb)
- Basic and diluted	0.14	0.05	0.26

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, except share data or unless otherwise stated)
13 Net (loss) earnings per share (continued)
     For the three years ended December 31, 2007, 2008 and 2009, the number of shares used in the calculation of diluted net (loss) income per share is equal to the number of shares used to calculate basic (loss) earnings per share as the incremental effect of share options, stock purchase warrants, warrants, options and convertible note would be antidilutive. The weighted average number ordinary share equivalent of stock options, stock purchase warrants, convertible note, warrants and option rights which have not been included in the calculation of diluted net loss for continuing and discontinued operation per share for the years ended December 31, 2007, 2008 and 2009 were approximately 1,079,000, 914,000 and 7,549,000 respectively.
14 Related party transactions
     The transactions with related parties were as follows:

	Year ended December 31,
	2007	2008	2009
	Rmb	Rmb	Rmb
Transactions with related parties

Subscription proceeds receivable from China Biotech (Note a)	—	—	—
Acquisition of Faster Group from China Biotech (Note b)	20,700	—	—
Prepayment for acquisition of property from ZMRE (Note c)	3,301	440	—
Receipt for acquisition of property from China Biotech (Note d)	—	7,302	—
Payment for acquisition of property on behalf of China Biotech (Note d)	—	5,000	—
Loan from Alan Li (Note e)	—	—	792
Repayment overdraft of security account China Biotech (Note f)	—	—	440
CGHL issued an convertible note in principal amount of US$10 million to CMTF Private Equity One (Note g)	—	—	68,672
Deposit payment to China Biotech for acquisition of production line (Note h)	—	—	6,867

Note

(a)	On November 27, 2006, the Company entered into a subscription agreement with China Biotech to issue 1,500,000 new shares of Common Stock and 2,000,000 warrants at US$2.50 and US$0.01 each, respectively. The total consideration was Rmb29,422. The transaction was completed on January 12, 2007 and the subscription proceeds were fully received by the Company on that same date. Following the completion of the transaction, China Biotech became the major shareholder of the Company by owning 24.74% of the total outstanding shares of the Company.

(b)	On November 8, 2007, the Company entered into an agreement with China Biotech, one of the Company’s major shareholders, to acquire Faster Assets and its subsidiary, which we refer to collectively as the Faster Group. We paid the Rmb20,700 consideration through the issuance of 782,168 shares of common stock and 1,000,000 shares of preferred stock and completed the acquisition in December 2007.

(c)	Zhangzhou Trendar Tech and Broad Shine, two wholly-owned subsidiaries of the Company, acquired four properties at a consideration of Rmb3,301 in total from Zhangzhou Merchants Real Estate Ltd. (“ZMRE”) on July 3, 2007 and October 22, 2007, respectively. On March 20, 2008, Broad Shine acquired one property for consideration of Rmb440 from ZMRE. China Merchant Group (“CMG”) is the ultimate holding company of China Biotech, and ZMRE is a subsidiary of CMG.

(d)	Prior to the acquisition (see Note 3), Faster Group had no business activities and its major asset was a right to purchase a real estate located in the Tangyang Industrial Zone of China Merchants Zhangzhou Development Zone, from China Merchants Zhangzhou Development Zone Ltd., or CMZDZ, for a consideration of Rmb13,085, of which Rmb5,783 was borne by the Faster Group and Rmb7,302 was committed to be settled by China Biotech. In 2008, the Group received Rmb7,302 from China Biotech and paid Rmb5,000 to CMZDZ. The remaining balance due to CMZDZ is Rmb8,085. (see note 3 above)

(e)	On February 25, 2009, BHLHK, a wholly owned subsidiary of the Company, entered into a loan agreement with Mr. Alan Li to borrow HK$0.90 million for 10 months without interest. Mr. Alan Li is one of the directors of BHLHK and is the Chairman of the Board of Directors, Executive Director and Chief Executive Officer of the Company. The loan is for its working capital purposes and was repaid in May 2009.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, except share data or unless otherwise stated)
14 Related party transactions (continued)

(f)	Represents repayment of overdraft of securities account on behalf of BHLHK by China Biotech on February 5, 2009.

(g)	In April 2009, the Company and two of our subsidiaries, China Green Industry Group Ltd. and China Green Holdings Ltd., or CGHL, entered into a subscription agreement with CMTF Private Equity One. Pursuant to the subscription agreement, CGHL issued to CMTF Private Equity One a convertible note in a principal amount of US$10.0 million with three-year maturity and an interest rate equal to the Hong Kong Prime Rate. The convertible note was, at the holder’s option, either convertible into the outstanding ordinary shares of CGHL or exchangeable for shares of our common stock. In November 2009, CMTF Private Equity One exchanged the convertible note for 3,322,260 shares of our common stock. CMTF Private Equity One is one of the funds managed by CMS Capital (HK) Co., Ltd. (formerly known as CMTF Asset Management Limited). China Merchants Securities Investment Ltd, one of subsidiaries of China Merchants Group, holds 100% of equity interest of CMS Capital (HK) Co., Ltd..

(h)	On December 15, 2009, the Company entered into an agency contract regarding purchase of one a-Si thin film solar panel production line (the “Agency Contract”) with China Biotech, with approval from our Audit Committee and the Board of Directors of the Company. Pursuant to the Agency Contract, the Company appointed China Biotech as its representative to liaise and negotiate with equipment supplier to purchase one a-Si thin film solar panel production line, together with right of use of its patents, proprietary technology, technical service and training. The Company has paid USD1 million to China Biotech as deposit for the purchase. On May 13, 2010, both parties entered into a supplementary agreement to the Agency Contract to extend the delivery date for three more months. On June 22, 2010, the Company terminated the Agency Contract, as amended, with China Biotech and the deposit was refunded in full to the Company upon termination.
As of December 31, 2008 and 2009, the balances with related parties were as follows:

	December 31,
	2008	2009
	Rmb	Rmb
Balances with related parties:
Due from related parties
Funds held by China Biotech for potential acquisition of technology and business in China (Note h and i)	5,282	12,053

	5,282	12,053

Due to related parties:
Due to China Biotech (Note j)	859	859
Due to CMZDZ (Note d)	8,085	8,085

	8,944	8,944

(i)	China Biotech has been the largest shareholder of the Company since January 12, 2007. In view of China Biotech’s experience with acquisitions in China, the Group deposited HK$6,000 with China Biotech for the purpose of making (with the assistance of China Biotech) potential acquisitions of technology and businesses in China. There was no agreement signed for the funds deposited with China Biotech, and the Group can withdraw the funds without any restrictions.

(j)	Represents administrative expenses paid on behalf of Faster Assets and Shenzhen Helios Energy by China Biotech in China.

Except for Note e, the balances with related parties are unsecured and interest-free, and have no fixed terms of repayment.
15 Retirement benefits
     As stipulated by the regulations of the PRC, the PRC subsidiaries are required to make contributions to the retirement fund organized by the PRC government at the rate of 20% of the base salaries of their staff. Employees of the Group in Hong Kong have joined the Mandatory Provident Fund (“MPF”) Scheme which is also a defined contribution plan. The monthly contribution to the MPF Scheme is calculated based on the rules set out in the MPF Ordinance in Hong Kong, which is 5% of the relevant income of the employee with a specific ceiling. Contributions made in connection with the mandatory fund and retirement fund, which are expensed as incurred, were Rmb390, Rmb672 and Rmb 212 for the years 2007, 2008 and 2009, respectively. The PRC and HK subsidiaries have no obligation for the payment of pension benefits beyond the annual contributions described above.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, except share data or unless otherwise stated)
16 Common stock
     On November 8, 2007, the Group entered into a sale and purchase agreement with China Biotech to acquire the entire equity interest of Faster Group held by China Biotech for consideration of Rmb20,700. The consideration was settled by issuance of 782,168 shares of common stock and 1,000,000 shares of Preferred Stock (see Note 17 for details of Preferred Stock) on December 10, 2007. The value of the common stock issued was determined using the average Company closing price of beginning thirty days prior to July 5, 2007, the date when the acquisition was agreed.
     In October 2007, 1,000,000,000 authorized shares of common stock are re-designated as preferred stock.
     Other than the above, 437,000, 16,666 and 136,864 shares of common stock were issued upon exercise of stock options during the years ended December 31, 2007, 2008 and 2009.
     On September 23, 2008, the Company entered into a Securities and Purchase Agreement (the “SPA”) with certain investors for a private placement transaction. Pursuant to the transaction, the Company issued (i) 498,338 shares of common stock, (ii) 249,170 warrants to purchase common stock at an exercise price of US$6.00 per share (“Warrant A”) and (iii) 1,277,136 warrants to purchase common stock at an exercise price of US$0.01 per share (“Warrant B”) for a total net cash proceeds of US$1,364 (Rmb9,365).
     Warrant A and Warrant B are freestanding instrument which can be exercised separately on a standalone basis. Warrant A is exercisable within five years after its initial issuance. Warrant B is exercisable upon the occurrence of certain price reset protections or dilutive events. Warrant B also includes a potential cash settlement feature that is outside the Company’s control. Both Warrant A and Warrant B are exercisable through either physical or net settlement. In case of net settlement, the holder may elect to receive net number of shares upon cashless exercise in lieu of making cash payment to the Company. The net number of shares would be based on the fair market value of shares over certain days preceding the exercise date.
     In connection with the issuance of the above instruments, the purchasers are also offered option rights to acquire up to additional 498,338 shares of common stock, additional Warrant A to purchase an aggregate amount of up to 249,170 and Warrant B to purchase an aggregate amount of up to 1,277,136 as additional closing upon a period up to June 23, 2009, then defined as the “Additional Closing”.
     According to ASC 815(formerly contained in FAS133, EITF0019, EITF07-05), the Company determined that Warrant B was a liability instrument and further recorded its fair value at issuance equaled to US$154 (Rmb1,053) as warrant liability in the consolidated balance sheet. Warrant B was further remeasured at December 31, 2008 with the change in fair value of US$185 (Rmb1,236) recorded in the consolidated statements of operations during the year ended December 31, 2008. The remaining proceeds of the private placement were then recorded in the consolidated balance sheet between common stock and additional paid in capital based on the relative fair value of the common stock and the other related financial instruments associated with the issuance.
     With the adoption of ASC 815-40-15 on January 1, 2009, Warrant A and option rights were recognized as liabilities as Warrant A contain a reset feature, whereby the exercise price of the instruments would be reset to the market price if the market price is lower than the exercise price at a specified date, and option rights contain similar features whereby the number of shares to be finally issued under option rights are not fixed. The cumulative effect on the re-designation of these financial instruments arising from the adoption of US$141 (Rmb961) is recognized as an adjustment made to the retained earnings brought forward as at January 1, 2009.
     In June 2009, only a minority of the investors exercised the option rights to acquire (i) 60,000 additional shares of common stock of the Company, par value $0.01 per share, (ii) Warrant A to purchase common stock at an exercise price of US$6.00 per share, and (iii) Warrant B to purchase common stock at an exercise price of US$0.01 per share for a total net cash proceeds of US$180 (Rmb1,239). The remaining portion of the option rights which were not exercised lapsed upon the expiry of Additional Closing, primarily due to different risk considerations and perceptions of the various investors with respect to the fair value of the option rights. Fair value gain of US$663 (Rmb4,551) of option rights expired was reversed to the consolidated statements of operations during the year ended December 31, 2009.
     The holders of Warrant B had delivered a Notice of Cashless Exercise dated October 22, 2009 pursuant to which they exercised the Warrant B in full eligible number on a cashless basis, resulting in the issuance to it of 222,821 shares of the Company’s Common Stock on October 28, 2009. Fair value loss of US$81 (Rmb556) for Warrant B was recorded in the consolidated statements of operations during the year ended December 31, 2009.
     Warrant A was further remeasured with the fair value loss of US$26 (Rmb197) recorded in the consolidated statements of operations during the year ended December 31, 2009.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATIONS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, except share data or unless otherwise stated)
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

The Preferred Stock are not convertible into common stock .
18 Available-for-sale securities
     The available-for-sale securities as of December 31, 2008 and 2009 were Hong Kong marketable equity securities.
     The following is a summary of available-for-sale securities:

	December 31,
	2008	2009
	Rmb	Rmb
Cost of available-for-sale securities	19,925	18,204
Unrecognized gain	—	9,228
Impairment of available-for-sales securities	(15,213)	—

Fair value of available-for-sale securities	4,712	27,432

19. Other non-current asset
     On October 27, 2009, the Company entered into a stock purchase agreement with China Technology Solar Power Holdings Limited (“CTSPHL Group”) and its direct and indirect shareholders to acquire a 51% equity interest in CTSPHL Group in consideration of (i) a cash advance in amount of US$3 million; (ii) a number of shares of the Company’s common stock equal to 664,451 shares minus the aggregate amount of expenses incurred divided by US $3.01, to be issued at the closing of acquisition; and (iii) a convertible note with a principal amount equal to US$4.18 million, to be issued at the second closing of acquisition. CTSPHL Group, through its wholly-owned subsidiary, is developing a 100MW grid-connected solar power plant project located in Delingha City of Qaidam Basin in Qinghai Province, Northwestern China. Upon execution of the stock purchase agreement, the Company paid an amount in cash equal to US$3 million to CTSPHL Group. As of the date of this Annual Report, the acquisition has not been completed.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATIONS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, except share data or unless otherwise stated)
20. Convertible note
     On April 28, 2009, a Subscription Agreement, was entered into by and among the Company, China Green Industry Group Ltd., China Green Holdings Ltd., or CGHL, both of which are wholly-owned subsidiaries of the Company, and CMTF Private Equity One, or Subscriber. Pursuant to the Subscription Agreement, CGHL issued to the Subscriber a convertible note with principal amount of US$10.0 million with a three-year maturity and an interest rate equal to Hong Kong Prime Rate. The Company guaranteed the obligations of CGHL under the convertible note. The convertible note is, at the Subscriber’s option, either (a) convertible into the outstanding ordinary shares of the CGHL, or (b) exchangeable for shares of our common stock. The transaction contemplated under the Subscription Agreement was closed on May 12, 2009. In November 2009, CMTF Private Equity One exchanged the entire principal amount of the convertible note for 3,322,260 shares of the Company’s common stock. The Company has followed the guidance under ASC 815 with respect to the convertible note and bifurcated the conversion option from the host contract at the inception date and such option is remeasured at fair value with fair value reflected in current earnings through the conversion date. The debt host, including the related discount resulting from the bifurcation of the conversion option is accreted to the redemption value of convertible note over the life of the convertible note. The loss on extinguishment, which represents the difference between the sum of the recorded amounts for the debt host and the conversion option and the fair value of the shares issued at the conversion date, was recorded in the consolidated statements of operation. For the year ended December 31, 2009, the accretion interest of Rmb5,760, fair value change of derivative of Rmb5,040 and the loss on extinguishment of Rmb3,434 were recorded in the consolidated statements of operation.
21. Overdraft from security account
     The overdraft from security account as of December 31, 2008 amounted to Rmb1,499 and related to our investment in Hong Kong marketable equity securities.
22 Contingencies and commitments
     (a) Operating lease commitments
     As of December 31, 2009, the Group had future aggregate minimum lease payments under non-cancelable operating leases as follows:

As of December 31,	Rmb
2010	786
2011	253
2012	156
2013	46

Total	1,241

     Rental expenses for the years ended December 31, 2007, 2008 and 2009 amounted to Rmb1,439, Rmb1,505 and Rmb868 respectively.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATIONS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, except share data or unless otherwise stated)
22 Contingencies and commitments (continued)
     (b) Capital commitments for construction in progress
     On September 7, 2007, China Merchants Zhangzhou Development Zone Trenda Solar Ltd. (“Zhangzhou Trenda”), a wholly-owned subsidiary of the Group, entered into a cooperation contract with China Solar Energy Group Limited (“China Solar”), an independent third party, to purchase the SnO2 solar base plates production lines at an aggregate price of US$8,000 (equivalent to Rmb58,357) for four SnO2 production lines. Half of the price for each production line is to be paid in accordance with each delivery. The remaining 50% payment of each production line will be made by the Group upon successful installation of the production lines as well as meeting the requirements for production. The Group’s first SnO2 solar base plant produce line shipped to Zhangzhou Trenda and was installed and tested in December 2008. Due to the inherent deficiencies of the first production line, the Group and China Solar agreed to reduce the price from US$2,000 to US$1,000 for the first SnO2 solar base plate production line. The Group paid US$1,000 to China Solar in 2008. Pursuant to the cooperation contract, Zhangzhou Trenda has the right to terminate the purchase of the remaining three SnO2 production lines at an aggregate price of US$6,000 in the event that the first production line fails to manufacture the products with quality satisfactory to the standard mutually agreed in the cooperation agreement. For the fiscal year ended 2009, impairment on the first SnO2 production line was recognized. Owing to the quality issue with the first production line, the Group does not expect to purchase any additional production lines from China Solar in the near future.
     On October 23, 2008, Sinofield Group Limited, a wholly-owned subsidiary of the Company, entered into a provisional contract with Xinhua Gold Net International Company Limited (the “Supplier”), an independent party, to purchase one Vetrogrid® Photovoltaic Production Line, including right of using its related licensed patents and proprietary technologies, technical and training service, at price of US$7,000. The Group paid US$659 to the Supplier as deposit fund in November 2008. As of December 31, 2008, the remaining capital commitment for this construction in progress was US$6,341. Pursuant to the provisional contract, the deposit was to be refunded to the Group in the event that the production line failed to comply with the agreed performance standard. On December 3, 2009, both parties terminated the contract and the supplier refunded US$0.66 million to the Group.
23 Restricted net assets
Under PRC laws and regulations, there are certain restrictions on the Company’s PRC subsidiaries with respect to transferring certain of their net assets to the Company either in the form of dividends, loans, or advances. Amounts restricted include paid up capital and reserves of the Company’s PRC subsidiaries with positive net asset, totaling approximately Rmb24,164 as of December 31, 2008. There are Rmb10,541 restricted net assets as of December 31, 2009.
24 Segment information
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

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, except share data or unless otherwise stated)
24 Segment information (continued)
     Below represents summarized financial information for the Solar Energy Operations which represent the Group’s continuing operations for 2009, 2008 and 2007 as well as for the IT and Nutraceutical Operations, which represent the discontinued operation of the Group:

				Net
				identifiable	Depreciation
		Operating		assets/	and	Capital
	Revenues	loss	Assets	(liabilities)	amortization	expenditures
	Rmb	Rmb	Rmb	Rmb	Rmb	Rmb

2009
Solar Energy Operations	—	(12,329)	32,576	20,633	2,174	1,298
Corporate*	—	(20,002)	86,859	77,068	341	81

Group	—	(32,331)	119,435	97,701	2,515	1,379

2008
Solar Energy Operations	10	(4,334)	43,009	31,494	1,679	7,044
Corporate*	—	(20,004)	17,171	9,657	504	47

Sub-total	10	(24,338)	60,180	41,151	2,183	7,091
Discontinued operation-IT Operations	—	—	2,439	1,079	—	16

Group	10	(24,338)	62,619	42,230	2,183	7,107

2007
Solar Energy Operations	—	(1,073)	55,761	32,007	138	36,873
Corporate*	—	(23,422)	57,019	47,148	326	960

Sub-total	—	(24,495)	112,780	79,155	464	37,833
Discontinued operation-IT Operations	—	—	3,108	1,034	—	74

Group	—	(24,495)	115,888	80,189	464	37,907

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, except share data or unless otherwise stated)
24 Segment information (continued)

*	The detail of corporate/unallocated items including mainly staff costs, legal and professional fees are as follows:.

	2007	2008	2009
	Rmb	Rmb	Rmb

Unallocated general and administrative expenses	(23,422)	(20,004)	(20,002)

Operating loss	(23,422)	(20,004)	(20,002)

Cash and cash equivalents	5,129	1,688	22,009
Other investments	—	—	336
Trading securities	—	—	3,825
Available-for-sale securities	44,808	4,712	27,432
Due from related parties	5,612	5,282	12,053
Prepayment for acquisition of property, plant and equipment	—	4,525	—
Other non-current assets	—	—	20,602
Other assets	1,470	963	603
Due to related parties	(6,008)	(176)	(177)
Deferred tax liabilities	(1,325)	—	—
Overdraft from security account	—	(1,499)	—
Liabilities relating to warrants	—	(2,289)	(3,003)
Other liabilities	(2,538)	(3,549)	(6,612)

Net identifiable assets/ (liabilities)	47,148	9,657	77,068

     The Group was engaged in the sale and marketing of solar plates to a wide range of industries and end users within the PRC. All of the Group’s revenue is derived from sales to customers located in the PRC.
     The Group operates mainly in the PRC as such, all long-lived assets are located in the PRC and all revenues are generated with the PRC.
     Segment assets consist primarily of cash and cash equivalents, inventories, trade accounts receivable, other assets and fixed assets. Segment liabilities comprise of operating liabilities.
25 Subsequent events
Saved as disclosed in other notes to the financial statements, the Group had the following significant subsequent events
1. Acquisition of Xintang Media,
     On April 28, 2010, the Company entered into a cooperation framework agreement with Xintang Media Technology (Beijing) Limited (the “Xintang”), its shareholders and associated companies, pursuant to which the Company wishes to acquire the entire equity interest in Xintang indirectly in consideration of (i) US$5 million in cash as advance payment; (ii) certain amount of shares of the Company’s common stock at a price US$3.01 per share (the “Consideration Shares”); and (iii) certain amount of warrants to purchase the Company’s common stock at an exercise price US$3.5 per share (the “Consideration Warrants”). Xintang is a Chinese company and conducts advertising and media business in China. As of the date of this Annual Report, the Company have paid Rmb10.5 million to Xintang and its shareholders. The amount of the Consideration Shares and the Consideration Warrants to be issued is subject to valuation report on the fair value of equity interest in Xintang which will be performed by an international independent appraiser in the coming months. The completion of this acquisition is subject to the satisfaction of a number of conditions, including, but without limitation to, fair value determined by an international independent appraiser, completion of a restructuring of the target companies, cooperation between Xintang and Xinhua News Agency and approval from our shareholders in a general meeting. If any of these conditions are not satisfied, the Company may not complete the acquisition of Xintang on the terms as set forth in the Cooperation Framework Agreement.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, except share data or unless otherwise stated)
25 Subsequent events (continued)
2. Private Placement of US$6 Million
     On April 28, 2010, the Company entered into a subscription agreement with China Wanhe Investment Limited in connection with a private placement transaction, pursuant to which the Company agrees to issue and sell 2,000,000 shares of the Company’s common stock, par value US$0.01 per share, at a price of US$3.01 per share. The transaction was consummated on May 6, 2010 and we received the gross proceeds in amount of US$6.02 million which will be used to fund the acquisition of Xintang.
3. Establishment of solar modules factory
     In 2010, we commenced the establishment of a new factory to produce solar modules.
26. Additional information- condensed financial statements of the Company
As of December 31, 2009 and 2008, approximately Rmb24,164 and Rmb10,541 of the restricted capital and reserves were not available for distribution, respectively, and as such, the condensed financial information of China Technology Development Group Corporation (the “Company”) has been presented for the period ended December 31, 2007, 2008 and 2009.
Basis of Presentation.
The separate condensed financial information of China Technology Development Group Corporation, as presented below have been prepared in accordance with Securities and Exchange Commission Regulation S-X Rule 5-04 and Rule 12-04 and present the Company’s investments in its subsidiaries under equity method of accounting as prescribed in ASC 323. Such investment is presented on the separate condensed balance sheets of the Company as “Investment in subsidiaries”.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
CONDENSED FINANCIAL INFORMATION OF REGISTRANT
STATEMENTS OF OPERATIONS
(Amounts expressed in thousands)
For the years ended December 31, 2007, 2008 and 2009

	2007	2008	2009	2009
	Rmb	Rmb	Rmb	US$

General and administrative expenses	(16,719)	(14,657)	(16,253)	(2,381)

Operating loss	(16,719)	(14,657)	(16,253)	(2,381)

Other income (expense):
Share of results of subsidiaries	6,870	(37,912)	(16,175)	(2,369)
Interest income	625	6	—	—
Finance costs	—	—	(5,760)	(844)
Change in fair value of derivative embedded in convertible note	—	—	3,798	556
Change in fair value of warrants and option rights	—	(1,236)	(5,040)	(738)
Loss on debt extinguishment	—	—	(3,434)	(503)
Exchange loss	—	(79)	(165)	(25)
Gain on disposal of subsidiaries	2,128	—	4,560	668
Others, net	(15)	(40)	—	—

Net loss for the year	(7,111)	(53,918)	(38,469)	(5,636)

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
CONDENSED FINANCIAL INFORMATION OF REGISTRANT
BALANCE SHEETS
(Amounts expressed in thousands except share data)
As of December 31, 2008 and 2009

	2008	2009	2009
	Rmb	Rmb	US$

ASSETS
CURRENT ASSETS
Cash and cash equivalents	1,289	8,509	1,246
Due from subsidiaries	136,407	180,904	26,498
Prepaid expenses and other current assets	1,236	179	26

TOTAL CURRENT ASSETS	138,932	189,592	27,770
Property, plant and equipment, net	594	336	49
Prepayment for acquisition of property, plant and machinery	4,525	—	—
Other non-current asset	—	20,602	3,018
Investment in subsidiaries	(95,259)	(102,180)	(14,967)

TOTAL ASSETS	48,792	108,350	15,870

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accrued professional fees	3,201	3,713	544
Due to subsidiaries	967	1,669	244
Liabilities relating to warrants	2,289	3,003	440
Other current liabilities and accrued expenses	169	2,328	341

TOTAL CURRENT LIABILITIES	6,626	10,713	1,569

TOTAL LIABILITIES	6,626	10,713	1,569
Contingencies and commitments
SHAREHOLDERS’ EQUITY
Common stock, (US$0.01 par value; 4,000,000,000 authorized in 2008 and 2009; shares issued and outstanding: 15,534,669 and 19,300,390 as of December 31, 2008 and 2009, respectively)	1,205	1,463	214
Preferred stock, (US$0.01 par value; 1,000,000,000 shares authorized; shares issued and outstanding: 1,000,000 as of December 31, 2008 and 2009)	77	77	11
Additional paid-in capital	394,542	482,265	70,641
Accumulated deficit	(346,791)	(384,299)	(56,291)
Accumulated other comprehensive loss	(6,867)	(1,869)	(274)

TOTAL SHAREHOLDERS’ EQUITY	42,166	97,637	14,301

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	48,792	108,350	15,870

The accompanying notes are an integral part of these consolidated financial statements.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
CONDENSED FINANCIAL INFORMATION OF REGISTRANT
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Amounts in thousands except share data)
For the years ended December 31, 2007, 2008 and 2009

							Accumulated
					Additional		Other	Total
	Preferred stock		Common stock		paid in	Accumulated	comprehensive	shareholders’
	Shares	Amount	Shares	Amount	capital	deficit	income (loss)	equity
		Rmb		Rmb	Rmb	Rmb	Rmb	Rmb

Balance at January 1, 2007	—	—	13,809,497	1,078	335,628	(285,762)	(368)	50,576
Issue of shares	1,000,000	77	782,168	60	20,563	—	—	20,700
Shares issued upon exercise of stock options	—	—	437,000	32	7,736	—	—	7,768
Issue of warrants during the year	—	—	—	—	4,584	—	—	4,584
Stock-based compensation	—	—	—	—	1,204	—	—	1,204
Components of comprehensive loss:
Net loss	—	—	—	—	—	(7,111)	—	(7,111)
Share of subsidiaries’ equity transactions:
Net unrealized gain on available-for- sale securities, net of Rmb1,325 tax provision	—	—	—	—	—	—	6,247	6,247
Reclassification adjustment upon disposal of available-for-sale securities, net of tax provision of nil	—	—	—	—	—	—	(84)	(84)
Translation adjustment							(3,759)	(3,759)

Total comprehensive loss for the year								(4,707)

Balance at December 31, 2007	1,000,000	77	15,028,665	1,170	369,715	(292,873)	2,036	80,125
Issue of common stock, warrants and options to investors (net of offering cost of Rmb682)	—	—	498,338	34	7,809	—	—	7,843
Shares issued upon exercise of stock options	—	—	16,666	1	357	—	—	358
Modification of warrants issued to non-employees in prior year	—	—	—	—	2,364	—	—	2,364
Stock-based compensation	—	—	—	—	6,374	—	—	6,374
Contribution by major shareholder - China Biotech	—	—	—	—	7,923	—	—	7,923
Components of comprehensive loss:
Net loss	—	—	—	—	—	(53,918)	—	(53,918)

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
CONDENSED FINANCIAL INFORMATION OF REGISTRANT
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Amounts in thousands except share data)
For the years ended December 31, 2007, 2008 and 2009

							Accumulated
					Additional		Other	Total
	Preferred stock		Common stock		paid in	Accumulated	comprehensive	shareholders’
	Shares	Amount	Shares	Amount	capital	deficit	income (loss)	Equity
		Rmb		Rmb	Rmb	Rmb	Rmb	Rmb
Share of subsidiaries’ equity transactions:
Net unrealized gain on available-for- sale securities, net of Rmb1,325 tax provision	—	—	—	—	—	—	(6,247)	(6,247)
Translation adjustment	—	—	—	—	—	—	(2,656)	(2,656)

Total comprehensive loss for the year								(62,821)

Balance at December 31, 2008	1,000,000	77	15,543,669	1,205	394,542	(346,791)	(6,867)	42,166
Effect of adoption of ASC 815-40-15 resulting from reclassification of warrants and option rights (Note16)	—	—	—	—	(8,488)	961		(7,527)

Balance at 1 January 2009	1,000,000	77	15,543,669	1,205	386,054	(345,830)	(6,867)	34,639
Issue of shares upon exercise of option rights	—	—	60,000	4	1,121	—	—	1,125
Shares issued upon exercise of stock options	—	—	136,864	10	2,580	—	—	2,590
Issue of shares upon conversion of convertible note	—	—	3,322,260	228	80,764	—	—	80,992
Issue of shares upon exercise of stock purchase warrant	—	—	14,776	1	(1)	—	—	—
Issue of shares upon exercise of Warrant B	—	—	222,821	15	3,041	—	—	3,056
Stock-based compensation	—	—	—	—	8,706	—	—	8,706
Components of comprehensive loss:
Net loss	—	—	—	—	—	(38,469)	—	(38,469)
Share of subsidiaries’ equity transactions:
Net unrealized gain on available-for-sale securities	—	—	—	—	—	—	9,228	9,228
Translation adjustment	—	—	—	—	—	—	(4,230)	(4,230)

Total comprehensive loss for the year								(33,471)

Balance at December 31, 2009	1,000,000	77	19,300,390	1,463	482,265	(384,299)	(1,869)	97,637

The accompanying notes are an integral part of these consolidated financial statements.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
CONDENSED FINANCIAL INFORMATION OF REGISTRANT
STATEMENTS OF CASH FLOWS
(Amounts expressed in thousands)
For the years ended December 31, 2007, 2008 and 2009

	2007	2008	2009	2009

	Rmb	Rmb	Rmb	US$

Cash flows from operating activities
Net loss	(7,111)	(53,918)	(38,469)	(5,636)

Net cash used in operating activities	(35,111)	(13,810)	(48,375)	(7,085)

Net cash used in investing activities	(68)	(4,784)	(15,961)	(2,338)

Net cash generated from financing activities	37,190	17,177	72,428	10,609

Effect of exchange rate changes on cash and cash equivalents	(108)	270	(872)	(128)

Net increase (decrease) in cash and cash equivalents	1,903	(1,147)	7,220	1,058

Cash and cash equivalents at beginning of year	533	2,436	1,289	188

Cash and cash equivalents at end of year	2,436	1,289	8,509	1,246

Supplemental disclosure of cash flow information
Income taxes paid	—	—	—	—

Interest paid	—	—	—	—

Supplemental disclosure non-cash investing and financing activities
Issue of shares in exchange for equity interest in Faster Group in 2007	20,700	—
Issue of warrants as offering costs for financing activities in 2008	—	682	54	8
Conversion of convertible note in 2009	—	—	82,975	12,154
Purchase of property, plant and equipment funded through accrued expenses and other current liabilities	124	—	—	—
The accompanying notes are an integral part of these consolidated financial statements.