Form 20-F
period 2010-12-31
CHINA TECHNOLOGY DEVELOPMENT GROUP CORP
filed 2011-06-28
CIK 1027454

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
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
None

(Title of Class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 22,425,216 shares of Common Stock and 1,000,000 shares of Preferred Stock.
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
     Yes ☐     No ☐
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
Item 17 ☐     Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).     Yes☐     No ☑

Introduction
This Annual Report on Form 20-F includes our audited consolidated financial statements as of December 31, 2009 and 2010 and for each of the years in the three-year period ended December 31, 2010.
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
For your convenience, this Annual Report contains translations of Renminbi amounts into U.S. dollar amounts. Unless otherwise indicated, the translations have been made at Rmb6.60231 = US$1.00, which was the exchange rates set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2010. See Item 3 “Key Information — Selected Financial Data — Exchange Rate Information” for historical information regarding this rate. You should not construe these translations as representations that the Renminbi amounts actually represent such U.S. dollar amounts or could have been or could be converted into U.S. dollars at the rate indicated or at any other rates.
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
This Annual Report includes statistical data about our industry that comes from information published by third party sources, including financial analysts’ reports, governmental websites and industry research papers. This type of data represents only the estimates of those sources of industry data. In addition, although we believe that data from these companies and institutions is generally reliable, this type of data may not be completely accurate. We caution you not to place undue reliance on this data.

PART I
Item 1. Identity of Directors, Senior Management and Advisers
     Not Applicable.
Item 2. Offer Statistics and Expected Timetable
     Not Applicable.
Item 3. Key Information
A. Selected financial data.
     The following selected consolidated statement of operations data for the years ended December 31, 2008, 2009 and 2010 and the selected consolidated balance sheet data as of as of December 31, 2009 and 2010 have been derived from our audited consolidated financial statements included elsewhere in this Annual Report. The following selected consolidated statements of operations data for the years ended December 31, 2006 and 2007 and the selected consolidated balance sheet data as of December 31, 2006, 2007 and 2008 have been derived from our audited consolidated financial statements not included in this Annual Report. The selected consolidated financial data should be read in conjunction with those financial statements and the accompanying notes and Item 5. “Operating and Financial Review and Prospects” below. Our audited consolidated financial statements are prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future periods.

	(Amounts in thousands, except share and per share data)
	Year Ended December 31,
	2006	2007	2008	2009	2010	2010
	Rmb(1)	Rmb(1)	Rmb(1)	Rmb(1)	Rmb(2)	US$
Consolidated Statement of Operations Data:
Revenues	—	—	10	—	53,700	8,134
Cost of sales	—	—	20	—	(45,113)	(6,833)
Gross profit	—	—	(10)	—	8,587	1,301
Operating loss	(30,785)	(24,495)	(24,338)	(32,331)	(28,527)	(4,319)
Other income (expense) :
Interest income	182	827	79	7	40	6
Finance costs	—	—	(475)	(5,799)	(83)	(13)
Impairment on deposit for business acquisition	—	—	—	—	(10,301)	(1,560)
Change in value of trading securities	—	—	—	—	1,162	176
Gain on disposal of trading securities	—	—	—	—	5,196	787
Dividend income from available-for-sale securities	4	58	48	71	—	—
(Loss) gain on disposal of available-for-sale securities	(488)	15,405	(14,049)	111	(213)	(32)
Impairment on available-for-sale securities	—	—	(15,213)	—	(3,549)	(538)
Impairment on other investments	—	—	—	(571)	(489)	(74)
Change in fair value of investment in convertible note	—	—	—	—	1,917	290
Change in fair value of derivative embedded in convertible note	—	—	—	(5,040)	—	—
Change in fair value of warrants and option rights	—	—	(1,236)	3,798	555	84
Loss on debt extinguishment	—	—	—	(3,434)	—	—
Subsidies from government	—	—	—	600	—	—
Exchange loss	—	(482)	(268)	(218)	(442)	(68)
Others, net	—	(7)	(36)	(2)	(491)	(74)
Loss from continuing operations	(31,087)	(9,084)	(54,776)	(42,696)	(35,121)	(5,319)
(loss) profit from discontinued operations	(83,499)	1,973	858	4,227	—	—
Net loss	(114,586)	(7,111)	(53,918)	(38,469)	(35,121)	(5,319)
Net loss per share	(10.13)	(0.50)	(3.34)	(2.42)	(1.69)	(0.26)
Net loss per share from continuing operations	(2.75)	(0.64)	(3.39)	(2.68)	(1.69)	(0.26)
Net (loss) earnings per share from discontinued operations	(7.38)	0.14	0.05	0.26	—	—
Basic weighted average common shares outstanding	11,311,888	14,249,051	16,160,172	15,927,168	20,746,185	20,746,185

	(Amounts in thousands, except share data)
	As of December 31,
	2006	2007	2008	2009	2010	2010
	Rmb	Rmb	Rmb	Rmb	Rmb(2)	US$
Consolidated Balance Sheet Data:
Total assets	64,751	115,888	62,619	119,435	165,855	25,120
Total liabilities	14,111	35,699	20,389	21,734	50,581	7,661
Shareholders’ equity	50,640	80,189	42,230	97,701	115,274	17,459
Number of common shares issued and outstanding	13,809,497	15,028,665	15,543,669	19,300,390	22,425,216	22,425,216

(1)	Our management approved the disposal of our entire nutraceutical operations in April 2007. In April 2008, we disposed of Green Energy Industry Ltd, including its subsidiaries Fullwing Ltd and Margot Ltd, to Harvest Time International Holding Ltd, an independent third party, for cash consideration of HK$10,000. In December 2008, we entered into a sale and purchase agreement to sell our wholly-owned subsidiary Jingle and its subsidiaries, BHL Networks Technology Co. Ltd. (Cayman), or BHLNet, and Beijing BHL Networks Technology Co. Ltd, or BBHL, which we refer to collectively as the Jingle Group, to Sentron Enterprises Limited, an independent party, for cash consideration of HK$0.2 million. During 2008, we regarded Jingle Group as discontinued operations pursuant to Accounting Standard Codification 205-20 (formerly refer to SFAS 144 “Discontinued operations”). We reported the operating results of these businesses from the beginning of the year up to the date of disposal and the loss resulted from the disposal are reported in the year of disposal as discontinued operations (see Note 5 to our audited consolidated financial statements included elsewhere in this Annual Report). To conform to the presentation of the current year, we reclassified the comparative operating results of the discontinued operations for the years ended December 31, 2006, 2007, 2008 and 2009 as discontinued operations.

(2)	In November 2010, we acquired 100% equity interest in Linsun Renewable Energy Corporation Limited. The consideration for the acquisition was accounted for US$2,215 as of December 31, 2010, satisfied by the issuance of our 1,064,827 common stock. For details on purchase price allocation and pro forma information, see Note 3 to our audited consolidated financial statements relating to the acquisition of Linsun Renewable Energy Corporation Limited included elsewhere in this Annual Report.
Exchange Rate Information
We normally maintain our financial statements in Renminbi for our PRC operating subsidiaries, as our business is primarily conducted in China and the Renminbi is China’s legal currency. In July 2005, the Chinese government changed its policy of pegging the value of the Renminbi to the U.S. dollar. This revaluation of the Renminbi was based on a conversion of Renminbi into U.S. dollars at an exchange rate of US$1.00=Rmb8.11. Under this policy, the Renminbi is permitted to fluctuate within a band against a basket of foreign currencies. This change in policy resulted initially in an approximately 2.0% appreciation in the value of the Renminbi against the U.S. dollar and could result in further and more significant appreciation or depreciation. The Chinese government has signaled a return to a managed appreciation of the Renminbi against the dollar. Although we generate substantially all of our revenue in Renminbi, our U.S. dollar cash deposits are subject to foreign currency translation.

The following table sets forth certain information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this Annual Report or will use in the preparation of our periodic reports or any other information to be provided to you. For the period prior to January 1, 2009, the exchange rates reflect the noon buying rates from the Federal Reserve Bank of New York. For the period after January 1, 2009, the exchange rates reflect those set forth in the H.10 statistical release of the U.S. Federal Reserve Bank.

	Average(1)	High	Low	Period-end
		(Rmb per US$1.00)
2005	8.1472	8.2765	8.0702	8.0702
2006	7.9579	8.0702	7.8041	7.8041
2007	7.5806	7.7714	7.2946	7.2946
2008	6.9193	7.1818	6.7899	6.8225
2009	6.8311	6.8895	6.7753	6.8270
2010	6.7683	6.8346	6.6008	6.6023
December 2010	6.6469	6.6745	6.6008	6.6023
January 2011	6.5973	6.6388	6.5810	6.6065
February 2011	6.5762	6.5971	6.5559	6.5716
March 2011	6.5649	6.5750	6.5470	6.5486
April 2011	6.5279	6.5478	6.4910	6.4910
May 2011	6.4953	6.5087	6.4789	6.4789

(1)	Annual averages are calculated by averaging the rates on the last business day of each month during the relevant year.
On June 17, 2011, the exchange rates set forth in the H.10 statistical release of the U.S. Federal Reserve Board was Rmb6.4700 = US$1.00.
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
We have limited experience in the solar business in which we are currently engaged. We were formed in 1995 and have engaged in a number of different businesses, including sanitary wares and ceramic tiles manufacturing, Internet-related business and nutraceutical-related business. We launched our solar energy business in September 2007, completed the installation of our first SnO2 thin-film base plate production line in June 2008 and made our first commercial shipment of solar base plates in December 2008. Our technology for SnO2 base plates manufacturing is in its early stages, and we did not successfully ramp up the production line to its full capacity as we expected, which resulted in no sales of the SnO2 base plates in 2009. In 2010, we commenced the establishment of a new factory to produce solar modules at our production base and realized the first shipment in September 2010. At the end of 2010, we acquired a company producing PV modules located in Jinjiang, Fujian Province, China. Our historical operating results do not reflect our current focus on the solar industry and, as such, do not provide a meaningful basis for evaluating our current or planned businesses or our future prospects. Accordingly, you should consider our business and prospects in light of the risks, expenses and challenges that we face as an early-stage company seeking to develop and manufacture new products in the rapidly evolving solar industry. Accordingly, you should not rely on our results of operations for any prior periods as an indication of our future performance.
We have incurred significant operating losses, and we do not know whether we will ever achieve or sustain profitability.
We have incurred significant operating losses in the preceding five years as follows:

Operating loss
Year	(in thousands of Rmb)
2006	(30,785)
2007	(24,495)
2008	(24,338)
2009	(32,331)
2010	(28,527)
Our solar business generated no revenues in 2007, de minimis revenues in 2008 and no revenues in 2009. We started to manufacture solar modules in May 2010 and realized the first shipment in September 2010. During the past five years, we have expended and anticipate that we will continue to expend significant financial and other resources as we expand our solar business. The rapidly evolving markets in which we operate our solar business make it difficult for us to predict our future performance. Our ability to achieve profitability in the future is uncertain and will depend largely on the successful expansion of our solar product markets. If we fail to operate our production lines up to their designed capacity, or if we fail to expand our sales network, our results of operations will be materially adversely affected. We cannot accurately estimate our future operating losses because our revenues, gross margins and operating results may fluctuate significantly due to, among other things:
•	the need to procure additional equipment at reasonable cost and on a timely basis;

•	the need to raise additional funds to finance the construction and expansion of production lines, which we may be unable to obtain on reasonable terms or at all;

•	product upgrading or updating by us or our competitors;

•	demand for our solar products and services;

•	our competitors’ price changes;

•	our research and development and marketing activities;

•	our acquisition costs of new technology or businesses;

•	employee wage pressure arising from increased competition for skilled employees and increased governmental staff welfare regulations; and

•	extraordinary costs incurred for any acquisitions or reductions in force.

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
We have in the past experienced substantial losses and negative cash flow from operations, and we expect that we will continue to need significant financing to operate our solar business. In particular, we expect that we will require significant additional capital to increase the manufacturing capacity of our solar production lines and to expand our sales network and project development in overseas markets. We will also need cash resources to fund our solar research and development activities in order to remain competitive in the marketplace. In addition, future acquisitions, expansions, market changes or other developments may cause us to require additional financing. Our ability to obtain external financing in the future is subject to a number of uncertainties, including:
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
To manage this planned expansion of our solar business operations, we will need to improve our operational and financial systems, internal procedures and risk control system, increase our manufacturing throughput, and recruit, train and manage our employee base, especially our engineering and manufacturing operation management team. In addition, our management must maintain and strengthen our relationship with our suppliers, strategic partners, customers and local governments. We do not know whether our current and planned systems and internal controls will be adequate to support our planned expansion. If we are not able to manage our business expansion effectively, we will not be able to execute our business strategy or capitalize on market opportunities, and our results of operations would be adversely affected.
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
Our primary competitors in manufacturing solar modules include Suntech Power Holdings, Trina Solar Limited and Yingli Green Energy Holding Company Limited, all of which have greater name recognition than our Company. In addition, we expect to compete with future entrants to the solar market that offer new technological solutions. We may also face competition from large semiconductor manufacturers, a few of which have already announced their intention to enter the solar business.
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
Our future success depends significantly on our ability to attract, train and retain a skilled labor force, particularly our technical personnel and executive officers. Recruiting and retaining capable personnel, particularly those with expertise in the solar industry and operations management, are vital to our success. If one or more of our executive officers or key technical persons are unable or unwilling to continue their employment, we may not be able to replace them in a timely and effective manner. In that event, our business could be severely disrupted and we may incur significant expense to recruit and retain replacements. Furthermore, one or more of our current key employees could join our competitors or form a new competitive company. Although we have entered into non-competition and confidentiality agreements with a number of these key employees, these types of agreements may not be enforceable in China and our business may be materially adversely affected by a breach of any of these agreements.
We plan to acquire new businesses, products and technologies in the solar industry and diversify our business by means of mergers and acquisitions. However, we have been unable to complete a number of acquisitions that we have previously announced. We may not be able to complete future acquisitions or effectively integrate any acquired businesses, products and technologies into our Company. As a result, we may lose all or a portion of our investment.
The solar industry is highly competitive and has experienced a significant amount of consolidation, and we expect this trend to continue. We plan to acquire or make investments in complementary companies, products and technologies in the future, and we also intend to diversify our business through mergers and acquisitions.
In October 2009, we entered into a stock purchase agreement with China Technology Solar Power Holdings Limited, or CTSPHL Group, and its direct and indirect shareholders to acquire a 51% equity interest in CTSPHL Group. CTSPHL Group is developing a 100 megawatt grid-connected solar power plant project in Delingha City located in Qaidam Basin in Qinghai Province, Northwestern China. Upon execution of the stock purchase agreement, we paid US$3 million in cash to Good Million Investments Ltd., the direct shareholder of CTSPHL Group, as a deposit for the transaction. Completion of the proposed transaction was subject to a number of conditions, including receipt of an independent valuation report. However, due to the fact that the Chinese government has not determined the specific subsidies and incentives for on-grid solar energy applications for Qinghai Province, we encountered difficulties in determining the fair value of the solar power plant. As a result, on October 11, 2010, we entered into an agreement with CTSPHL Group to terminate the stock purchase agreement.
In April 2010, we entered into a cooperation framework agreement with Xintang Media Technology (Beijing) Limited, or Xintang, its shareholders and associated companies, pursuant to which we intended to acquire Xintang. Xintang is a Chinese company that conducts advertising and media business in China. Xinhua News Agency has granted Xintang exclusive rights to operate an advertising network and other relevant value-added business using flat-panel displays installed in lobbies, offices, elevators and other public areas in governmental buildings in certain provinces in China. We paid more than Renminbi ten million to Xintang and its shareholders. The completion of this acquisition was contingent upon the satisfaction of a number of conditions, including a fair value determination by an international independent appraiser, completion of restructuring of the target companies, execution of advertising and media business cooperation arrangements between Xintang and Xinhua News Agency and approval from our shareholders in a general meeting. Since these conditions precedent have not been satisfied, however, the parties agreed not to proceed with the transactions. In 2011, our board of directors decided to terminate the cooperation framework agreement and we are discussing with Xintang about the details regarding the termination.
Any acquisitions or strategic investments that we make will involve a number of risks, and we may not realize the expected benefits of these transactions and we may also suffer from the losses. As a result, we may lose all or a portion of our investment. In the event that an acquired company does not perform as anticipated, we could be required to incur a significant impairment of goodwill and other acquired assets. Any impairment of goodwill and other acquired assets may adversely and materially affect our results of operations and financial condition. We may finance these transactions by using our available cash and/or issuing common stock, which could result in significant acquisition-related charges to earnings and dilution to our shareholders. Moreover, we may incur or assume the acquired company’s liabilities, including liabilities that are unknown at the time of acquisition, which may result in a material adverse effect on financial condition, results of operations and prospects.
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
We rely on applicable trademark and copyright laws and confidentiality agreements with our employees, customers, business partners and others to protect our intellectual property rights in China. We have filed two patent applications and intend to seek additional patents as we deem appropriate. We do not know whether patents will be issued for any of our pending applications. Even if patents are issued, we do not know whether any claims allowed will be sufficiently broad to cover our products or to effectively limit competition against us. Furthermore, any patents that may be issued to us may be challenged, invalidated or circumvented. Although we intend to defend our proprietary rights, policing unauthorized use of proprietary technology and products is difficult.
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
We have adopted various stock option plans to provide incentives to our directors, employees and consultants. As of December 31, 2010, we had an aggregate of 6,221,135 stock options outstanding under our option plans held by directors, officers, employees and consultants. In our consolidated financial statements, we are required to recognize share-based compensation as compensation expense based on the fair value of equity awards on the date of the grant, with the compensation expense being recognized over the period in which the recipient is required to provide service in exchange for the equity award. The expense associated with share-based compensation may adversely impact our financial results and reduce the attractiveness of stock options as compensation to our directors, officers, employees and consultants. If we do not offer sufficient equity compensation to our directors, officers, employees or consultants, we may not be able to attract and retain key personnel.
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
A substantial portion of our sales is currently denominated in Euros and U.S. dollars, with the remainder in Renminbi, while a substantial portion of our costs and expenses is denominated in Renminbi, Hong Kong dollars and U.S. dollars. Fluctuations in currency exchange rates, particularly among the U.S. dollar, Renminbi and Euro, have had, and could continue to have, an adverse effect on our results of operations.
The value of the Renminbi against the U.S. dollar, Euro and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. We rely on the Chinese government’s foreign currency conversion policies, which may change at any time, in regard to our currency exchange needs. In China, the Chinese government has control over Renminbi reserves through, among other things, direct regulation of the conversion of Renminbi into other foreign currencies and restrictions on foreign imports. Although foreign currencies that are required for current account transactions, such as the payment of dividends to shareholders of foreign invested enterprises like us, can be bought freely at authorized

Chinese banks, procedural requirements prescribed by Chinese law must be met. Chinese companies are required to sell their foreign exchange earnings to authorized Chinese banks, and the purchase of foreign currencies for capital account transactions requires prior approval of the Chinese government. This type of heavy regulation by the Chinese government of foreign currency exchange restricts our business operations, and a change in any of these government policies could further negatively impact our operations. The Chinese government recently signaled a return to a managed appreciation of the Renminbi against the dollar. Appreciation or depreciation in the value of the Renminbi to the U.S. dollar would affect our financial results reported in U.S. dollar terms without any underlying change in our business or results of operations.
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
The price of our common stock has been volatile, ranging from a high of US$3.83 to a low of US$1.71 during the period from January 1, 2010 to June 24, 2011. On June 24, 2011, the closing price of our common stock on Nasdaq was US$1.80 per share. Factors such as variations in our revenue, earnings and cash flow, announcements of new investments, cooperation arrangements or acquisitions, and fluctuations in market prices for our products could cause the market price of our common stock to change substantially. In addition, many factors that we cannot control affect our stock price, including the global financial markets and the confidence of the investment community. Any of these factors may result in large and sudden changes in the volume and price at which our common stock trades. Accordingly, we expect that the price for our common stock on Nasdaq will continue to be volatile in the future.

Our internal controls have been deficient historically and require improvement. If we fail to maintain an effective system of internal controls, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our common shares may be adversely impacted.
We are subject to reporting obligations under the US securities laws and, under the Sarbanes-Oxley Act of 2002, are required to include our management’s assessment of our internal controls over financial reporting in our annual report. In addition, if we’re classified as accelerated filer or large accelerated filer, as defined by the SEC, in future years, our independent registered public accounting firm must attest to, and report on, the effectiveness of our internal controls over financial reporting.
As of December 31, 2010, our disclosure controls and procedures were not effective because our management has identified material weaknesses in our internal control over financial reporting, which are described in more detail in Item 15T “Controls and Procedures.” We plan to take steps to improve our internal and disclosure controls to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002. However, if we are unable to address the existing deficiencies in our existing internal and disclosure controls and procedures, or if we fail to maintain an effective system of internal controls in the future, we may be unable to accurately report our financial results or prevent fraud and as a result, investor confidence and the market price of our common stock may be adversely impacted. We could also become subject to regulatory investigations and sanctions by regulators such as the Securities and Exchange Commission.
The sale or availability for sale of substantial amounts of our common stock could adversely affect the market price of our common stock.
We have issued a significant number of shares of common stock and warrants to purchase shares of common stock in connection with the following transactions:
•	In September 2008, we issued an aggregate of 498,338 shares of common stock and warrants to purchase up to an additional 1,526,306 shares of common stock to investors. In June 2009, we issued an additional 60,000 shares of common stock and warrants to purchase an additional 90,000 shares of common stock to the same investors. In October 2009, we issued 222,821 shares to the investors upon their exercise of Series B Warrants due to the occurrence of the price reset event. If we issue common stock at a price less than $3.01 per share in the future, we may trigger the anti-dilution provisions embedded in these warrants.

•	In April 2009, one of our wholly owned subsidiaries, China Green Holdings, Ltd., issued a US$10.0 million convertible note to an investor. In November 2009, the investor exchanged the entire principal amount of the convertible note for 3,322,260 shares of our common stock.

•	In May 2010, we issued and sold 2,000,000 shares of common stock to China Wanhe Investment Ltd. at a price of $3.01 per share in connection with a private placement.

•	In November 2010, we issued and allotted totally 1,064,827 shares of common stock to Mr. Liao Lin-Hsiang and Goldpoly Company Limited as payment for the acquisition of Linsun Renewable Energy Corporation Limited and its subsidiaries.
We may require additional cash resources due to changes in business conditions or other future developments, and we may need to obtain additional funds through issuance by us or by one or more of our subsidiaries of new equity or debt securities. We have an effective registration statement on Form F-3 pursuant to which we may offer and sell common stock at any time and from time to time in one or more offerings for a maximum aggregate offering price of up to US$30.0 million. The sale of additional equity or convertible debt securities could result in substantial dilution to our shareholders. Sales of substantial amounts of our common stock or convertible debt securities in the future, or the perception that these sales could occur, could adversely affect the market price of our common stock and could materially impair our future ability to raise capital through offerings of our common stock or convertible debt securities.
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
China Technology Investment Group Limited (formerly known as China Biotech Holdings Limited), or CTIG, has been the largest shareholder of our company since January 2007. On November 27, 2006, CTIG entered into a subscription agreement with us to purchase 1,500,000 shares of our common stock and entered into a share purchase agreement with Beijing Holdings Limited to acquire 2,000,000 shares of our common stock. The transactions were completed on January 12, 2007. To the best of our knowledge as of the date of this Annual Report, CTIG holds 4,132,168 shares of common stock and 1,000,000 shares of series A preferred stock of our company.
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
On June 30, 2000, Jingle Technology Co. Ltd., or Jingle, our wholly owned subsidiary incorporated in the British Virgin Islands, entered into an agreement with China Internet Technology Co. Ltd., or China Internet, and Great Legend Internet Technology and Service Co.Ltd., or Great Legend, to acquire all outstanding shares of BHL Networks Technology Co. Ltd., or BHLNet, a company incorporated under the laws of the Cayman Islands, which owns a 76% interest in Beijing BHL Networks Technology Co. Ltd., or BBHL, a company incorporated under the laws of China.
On October 31, 2005, we acquired from Beijing Holdings a 51% equity interest in China Natures Technology Inc., or CNT, and on December 22, 2005, we exercised an option to acquire from Beijing Holdings the remaining 49% equity interest of CNT. As a result, CNT became a wholly owned subsidiary of our company. CNT owned an approximately 71% interest in Zhejiang University (Hangzhou) Innoessen Bio-technology Inc., or Zhejiang Innoessen, the head office of CNT’s research and development and sale and marketing functions. CNT was incorporated in the British Virgin Islands on January 28, 2003. CNT, Zheijiang Innoessen and Anji Bio were principally engaged in the development, manufacturing and marketing of a series of nutraceutical products utilizing bio-active components of bamboo.
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
On April 27, 2007, we entered into a sale and purchase agreement with Win Horse Investments Limited, or Win Horse, to dispose of our entire interest in CNT for cash consideration of HK$10 million. The agreement was subsequently terminated due to the fact that we received no payment from Win Horse. On December 18, 2007, we entered into a sale and purchase agreement with Total Trump Limited, or Total Trump, an independent party, to dispose of our entire interest in CNT for consideration of HK$10 million and we received a deposit of HK$1 million on the same date. As of December 31, 2007, Total Trump was legally entitled to all right, title and interest of CNT. In April 2008, Total Trump informed us of its financial inability to settle the remaining balance of the consideration amount of HK$9 million, or the Unpaid Consideration, on or before June 30, 2008 as required under the sales and purchase agreement. CTIG, our company’s major shareholder, signed a memorandum with our Company to commit additional resources, on an unconditional best efforts basis, to streamline our core business to the solar energy business. In addition, CTIG agreed to assume all payment obligations of the Unpaid Consideration due from Total Trump by entering into an Assignment Agreement with Total Trump on May 8, 2008. The Unpaid Consideration assumed by CTIG was fully paid on June 16, 2008. Our management considered the above transactions as two separate transactions even though they were related to the same disposed business unit due to the fact that Total Trump and CTIG were two separate parties. The HK$1 million deposit received from Total Trump was considered as forfeited by Total Trump. The HK$9 million received from CTIG on June 16, 2008 was recorded as shareholders’ contribution in the additional paid-in capital in shareholders equity for the fiscal year ending December 31, 2008. The additional paid-in capital did not have a dilutive effect on our shareholders.
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
On December 29, 2008, we entered into a sale and purchase agreement to sell our wholly-owned subsidiary Jingle and its subsidiaries, BHLNet and BBHL, to Sentron Enterprises Limited, an independent party, for cash consideration of HK$0.2 million. Upon the completion of the transaction on February 16, 2009, we disposed all of our non-core business and concentrate all of resources on the strategic expansion in the solar business.
Solar Energy Operations
In 2007, our Company was restructured to engage in the business of developing and manufacturing solar energy products, which we refer to as our Solar Energy Operations.
On December 10, 2007, we acquired Faster Assets Limited, or Faster Assets, from CTIG. Faster Assets is incorporated under the laws of British Virgin Islands and owns China Merchants Zhangzhou Development Broad Shine Solar Technology Ltd., or Broad Shine, which was incorporated in China to conduct the Solar Energy Operations. We refer to Faster Assets and Broad Shine together as the Faster Group. In return, we issued 782,168 common shares and 1,000,000 preferred shares to CTIG as consideration valued at Rmb20.7 million. Prior to the acquisition, Faster Group had no business activities and its major assets and liabilities were cash of Rmb5.78 million, plant of Rmb16.70 million, land use right of Rmb4.00 million and balance due to a related party of Rmb5.78 million. Accordingly, this transaction has been accounted for as an acquisition of assets.
On October 27, 2009, we entered into a stock purchase agreement with China Technology Solar Power Holdings Limited, or CTSPHL Group, and its direct and indirect shareholders to acquire a 51% equity interest in CTSPHL Group which, through its wholly-owned subsidiary, is developing a 100 megawatt grid-connected solar power plant project located in Qinghai Province, China. Upon execution of the stock purchase agreement, we paid US$3.0 million in cash to CTSPHL Group as a prepayment for the transaction to be solely used for developing and constructing the solar power plant. Our technical team consisting three engineers worked with CTSPHL Group on site to develop the solar power plant since our execution of the agreement. Completion of the proposed transaction was subject to a number of conditions, including receipt of an independent valuation report. However, due to the fact that the Chinese government has not determined the specific subsidies and incentives for on-grid solar energy applications for Qinghai Province, we encountered in difficulties in determining the fair value of the solar power plant. Accordingly, on October 11, 2010, we entered into an agreement with CTSPHL Group to terminate the stock purchase agreement.
In May 2010, we commenced the establishment of a new factory at our production base to produce solar modules and by the end of 2010, the factory was already in operation and had an annual production capacity of 65MW. In November 2010, we acquired Linsun Renewable Energy Corporation Limited, including its wholly-owned subsidiary Linsun Power Technology (Quanzhou) Corp. Ltd., which is manufacturing crystalline PV modules in China and exporting its solar products to the European market. In March 2011, we incorporated LSP Solar GmbH, a company with limited liability, in Munich, Germany, to expand our sales network in Europe. We aim to expand our aggregate production capacity of crystalline PV modules to 300MW by the end of 2012.
The following diagram illustrates our corporate structure as of the date of this Annual Report:
B. Business overview.
Company Overview
We are a provider of solar energy products and solutions in China. Founded in September 1995, we were formerly engaged in sanitary wares and ceramic tiles manufacturing, system integration services, network security services and related software development, and manufacturing and marketing of a series of nutraceutical products utilizing bio-active components of bamboo. In 2007, we decided to pursue a different line of business principally engaging in the development of eco-friendly technologies and products, which we refer to as the green industry. In September 2007, we entered into the solar industry by manufacturing SnO2 solar base plates, which are a type of transparent conductive oxide, or TCO, glass. TCO glass is a key component of thin-film solar cells. In 2009, we participated in preliminary design and development of the grid-connected solar power plant located in Qinghai Province, China. In 2010, we commenced manufacturing solar modules from monocrystalline and multicrystalline solar cells.
Our company is headquartered in Hong Kong with production and distribution facilities, together with research and development capability, strategically located in Fujian Province, China.
Business Strategy
Our strategic business goal is to become a leading renewable energy application solution provider. We intend to achieve our strategic business goals primarily through the following strategies:
•	Capitalize upon future growth of solar market in China. Since 2008, we have devoted our resources to developing solar application projects in China. The Chinese government has supported solar power electricity generation through a variety of recent policy measures. We believe these measures will stimulate the growth of the solar market in China. We plan to continue to devote our financial, human and technical resources to develop building-integrated photovoltaic, or BIPV, systems and solar power plants in the Chinese market.
•	Improve manufacturing technology and process through continuous innovation. We have established a technical engineering team with strong research and development capabilities. We have developed and supplied transparent solar modules for two on-grid solar power plants in Italy. The transparent solar module which have both a nice appearance and high transparency, is particularly suitable for BIPV projects. We plan to continue to devote substantial resources to our research and development efforts in order to optimize our manufacturing technology and processes with an emphasis on improving our throughput, efficiency and product performance.

•	Leverage our access to low cost resources to reduce manufacturing and operating costs while providing reliable solar products and services. As a China-based solar company, we believe that we enjoy cost advantages, including convenient access to low-cost technical expertise, labor, land and facilities, over some of our competitors. In response to the impact posed by the global economic environment, we plan to leverage our competitive cost advantage to further reduce our manufacturing and operating costs while providing reliable solar products and services.

•	Expand our customer base and develop our solar markets. We intend to expand the customer base and sales channels for our solar business both within and outside China. Our marketing and sales strategy is based on the formation of strategic relationships with key partners, including solar module distributors and solar farm developers. We believe that we have the potential to ultimately serve as a provider of high value-added solar products and solutions to our strategic partners.

•	Implement acquisition growth strategy in the green energy industry. We intend to expand our solar business through acquisitions of complementary companies and technologies. We believe acquisitions will enable our Company to complete the solar industry value chain integration and become an integrated platform for solar energy products and applications. We intend to evaluate potential acquisition targets through the following factors: (a) capability for technology development and innovation; (b) distribution channels for end-products; (c) revenues and cash-in flow; and (d) growth potential in the industry.
Our Products and Services
Our major products are solar modules for electricity generation and the related application products, such as solar power stations, solar home systems, solar lighting and solar chargers. Solar modules are assemblies of solar cells which are electrically interconnected and encapsulated in a weatherproof panel. Solar cells are semiconductor devices that directly convert sunlight into direct current electricity. We produce a variety of solar modules ranging from 5 to 280 watts in power.
We’re involved in the solar system integration and solar plant development and plan to continue to expand our business into overseas markets. We design and install on-grid and off-grid solar systems used in lighting for outdoor public facilities and in commercial buildings. Our service with respect to solar system integration includes engineering, procurement of equipment, construction management, monitoring and maintenance. We work with our strategic partners to develop solar power plants. The power plant development process involves evaluation of sites, obtaining land rights, building, construction and grid-interconnection permits, licenses and approvals from local authorities, construction of the plant, operation and maintenance.
Sources of raw materials
The main raw material required in our manufacturing process is solar cells. We secure the supply of solar cells by forming strategic partnership with the major cells suppliers in China. Other raw materials include ribbon, back sheet, ethylene vinyl acetate, or EVA, connecting systems and aluminum alloy framing and diodes. We believe that all of these raw materials can be purchased on the open market in China from multiple vendors at competitive prices.
Sales and Marketing
We sell solar products through our direct sales personnel to residential, commercial, industrial utilities and power plant developers. Our marketing programs include solar exhibitions, electronic commerce, technology conferences and seminars, advertisement in magazines and newspapers and public relations campaigns. We are developing customer relationships in the Chinese market and other geographic regions to increase our sales.

Intellectual Property
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
As of the date of this Annual Report, we have one issued patent and one patent application pending in China, both of which relate to technology we are currently using.
We have pending trademark registration applications for the logos “LSP” and “Linsun Power” in the EU and we have also filed a trademark registration application for the logo “LSP” in the United States.
Our Group has not been subject to any material intellectual property claims.
Competition
In the production of solar modules, our direct competitors include Suntech Power Holdings, Trina Solar Limited and Yingli Green Energy Holding Company Limited, all of which are well known public companies in the solar industry.
Consistent with our business strategy, we plan to develop solar plant projects and expect to offer solar electricity solutions to electric grids in Europe, and we also expect to face competition from other providers of renewable energy solutions, including developers of photovoltaic, solar thermal and concentrated solar power systems, and developers of other forms of renewable energy projects.
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
     Tax
We are a tax exempted company incorporated in the British Virgin Islands. Our subsidiaries incorporated in Hong Kong and PRC are subject to Hong Kong Profits Tax and Enterprise Income Tax in the PRC, respectively.
Our subsidiaries incorporated in Hong Kong were subject to a tax rate of 16.5% in 2008, 2009 and 2010 on the assessable profits arising in or derived from Hong Kong. For those Hong Kong subsidiaries which generate PRC sourced income, PRC income tax was payable on the assessable profits at a rate of 25% in 2008, 2009 and 2010.
On March 16, 2007, the National People’s Congress adopted the Enterprise Income Tax Law, or New Income Tax Law, which became effective on January 1, 2008 and replaced the previous separate income tax laws for domestic enterprises and foreign-invested enterprises (including PRC subsidiaries of our company) by adopting a unified income tax rate of 25% for most enterprises. In accordance with the implementation rules of the New Income Tax Law, the preferential tax treatments previously granted to various of our PRC subsidiaries will not continue and those subsidiaries will be subject to the statutory 25% tax rate. The 25% tax rate has been used in the calculation of our deferred tax balances, except for Shenzhen Helios Energy and Zhangzhou Trendar. The tax rate for Shenzhen Helios Energy was 20% in 2009 and 22% in 2010, and will increase to 24% in 2011 and 25% in 2012. Among our PRC subsidiaries, only Zhangzhou Trendar obtained the preferential tax treatment that it is fully exempt from the PRC enterprise income tax for 2008 and 2009, followed by a 50% tax exemption for 2010 through 2012.
Since all the PRC subsidiaries of the Company reported accumulated deficits up to December 31, 2010, no provision for PRC dividend withholding tax has been made. Upon distribution of any future earnings in the form of dividends or otherwise in the future, the Group would be subject to the respective tax rate under PRC Enterprise Income Tax Law issued by the State Council.
The Group concluded that it does not have any material uncertain tax positions for the years 2008, 2009 and 2010. The Group classifies interest and/or penalties related to unrecognized tax benefits as a component of income tax provisions; however, for the years ended December 31, 2008, 2009 and 2010, there were no interest and penalties related to uncertain tax positions, and the Group had no material unrecognized tax benefit which would affect the effective income tax rate in future periods. The Group does not anticipate any significant increases or decreases to its liability for unrecognized tax benefits within the next twelve months. For our PRC subsidiaries, the years 2004 to 2010 remain subject to examination by the PRC tax authorities. For the Company’s Hong Kong subsidiaries, their respective tax positions are subject to inspection for the years 2004 to 2010 by the Hong Kong tax authorities.

C. Organizational structure.
The following table set forth the details of our significant subsidiaries as at the date of this Annual Report:

		Country of	Ownerships
Name	Function	Incorporation	Interest	Direct Parent
BHL Solar Technology Company Limited, or BHLHK (formerly named as BHL Networks Technology Co.Ltd.)	cash management vehicle	Hong Kong	100%	Company

Linsun Renewable Energy Corporation Limited	sale of solar products	Hong Kong	100%	China Green Holdings Ltd.

Sino Solar Technology (HK) Limited	cooperation with HK companies and institutions	Hong Kong	100%	Southwick International Ltd.

LSP Solar GmbH	sale and marketing office in Europe	Germany	100%	China Green Investment Group Ltd.

Shenzhen Helios New Energy Technology Limited, or Shenzhen Helios Energy (formerly named as Shenzhen Innoessen Biotech Inc.)	management, sale and marketing office in southern China	China	100%	Southwick International Ltd.

Linsun Power Technology (Quanzhou) Corp. Ltd.	manufacturing solar modules	China	100%	Linsun Renewable Energy Corporation Limited

China Merchants Zhangzhou Development Zone Trenda Solar Ltd.or Zhangzhou Trenda	research and development	China	100%	Trenda International Ltd.

China Merchants Zhangzhou Development Zone Trendar Solar Tech Ltd., or Zhangzhou Trendar Tech	manufacturing solar modules	China	100%	Sinofield Group Ltd.

China Merchants Zhangzhou Development Zone Broad Shine Solar Technology Limited, or Broad Shine	owning plant and properties	China	100%	Faster Assets Limited
D. Property, plants and equipment.
Our principal executive office is located at Unit 1010-1011, 10/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central, Hong Kong. Our five-year lease for this property commenced on June 30, 2010 and terminates on June 29, 2015. Our monthly rent for this property is HK$110,000, and we occupy approximately 4,400 square feet of space.
Broad Shine owns a five-story plant at China Merchants ZhangZhou Development Zone in China. The total area is 11,895 square meters, primarily occupied by our solar energy operations. Linsun Power Technology (Quanzhou) Corp. Ltd. leases a plant with area of 2,535 square meters at Jinjiang Economic Development Zone in China from December 10, 2009 to December 9, 2014. The current monthly rent is RMB25,353 and will increase 5% per annum from December 15, 2011 in accordance with the existing tenancy agreement.
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
Business combinations
The Group accounts for its business combinations using the purchase method of accounting. This method requires that the acquisition cost to be allocated to the assets, including separately identifiable intangible assets, and liabilities the Group acquired based on their estimated fair values.
The cost of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total of cost of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement.
The determination and allocation of fair values to the identifiable assets acquired and liabilities assumed is based on various assumptions and valuation methodologies requiring considerable management judgment. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. The Company determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of assets and forecasted life cycle and forecasted cash flows over that period. Although the Company believes that the assumptions applied in the determination are reasonable based on information available at the date of acquisition, actual results may differ from the forecasted amounts and the difference could be material.
Impairment on available-for-sale securities
In accordance with ASC 320 (formerly SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”), we review our investment in available-for-sale securities, or AFS securities, for potential impairment based on the following factors: the length of the time and extent to which the market value has been below investment cost; the financial condition and near-term prospects of the issuer of AFS securities; and our intent and ability to retain AFS securities for a period of time sufficient to allow for any anticipated recovery in market value. If we determine that the impairment is other than temporary, we will recognize an impairment loss in earnings equal to the difference between the investment’s cost and its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value of the investment becomes the new cost basis of the investment and will not be adjusted for subsequent recoveries in fair value. During the years ended December 31, 2008, 2009 and 2010, we recognized Rmb15.2 million, Nil, Rmb3.5 million impairment on AFS securities respectively.

Impairment or disposal of long lived assets
In accordance with ASC360-10-35 (formerly referred to SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”), we assess long-lived assets for impairment when events and circumstances exist that indicate the carrying amount of these assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of any impairment loss for long-lived assets and certain identifiable intangible assets that management expects to hold and use is based on the amount the carrying value exceeding the fair value of the asset. We recognized no impairment charge for the year ended December 31, 2008. Impairment of property, plant and equipment of RMB6,463 and Rmb591 was recognized for the years ended December 31, 2009 and 2010, respectively. It was primarily related to planned abandonment of the operations of an asset group relating to an SnO2 production line operated by China Merchants Zhangzhou Development Zone Trenda Solar Ltd., a subsidiary of the Group in the PRC.
Long-lived assets to be disposed of are stated at the lower of fair value less cost to sell or carrying amount. Expected future operating losses from discontinued operations are recorded in the periods in which the losses are incurred.
Stock-based compensation
We grant stock options to our employees and certain non-employee consultants under our stock option plans. We follow ASC 718 (formerly referred to as SFAS No. 123 (revised 2004) “Share-Based Payment”), whereby entities are required to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost is recognized over the period during which an employee is required to provide service, known as the requisite service period (usually the vesting period), in exchange for the award. The grant -date fair value of employee share options and similar instruments are estimated using a Binomial Model. If an equity award is modified after the grant date, incremental compensation cost is recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification.
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
Warrants and option rights
In accordance with ASC 815 (formerly contained in FAS133 and EITF00-19 ), we had accounted for a certain warrant, or Warrant A, and option rights as equity instruments and another warrant, or Warrant B, as a liability instrument during the year ended December 31, 2008 and for the six months ended June 30, 2009. Accordingly, Warrant B was carried at fair value at each reporting date with changes in fair value being recorded in the statements of operations. In connection with the audit of our financial statements for the year ended December 31, 2009 and the adoption of ASC 815-40-15 (earlier referred to as EITF 07-5) as of January 1, 2009, Warrant A and option rights were reclassified as liabilities as Warrant A contains a reset feature whereby the exercise price would be reset to the market price if the market price is lower than the exercise price at a specified date and option rights contain similar features whereby the number of shares to be finally issued under option rights are not fixed. Following the guidance under ASC 815-40-15, we have recorded the cumulative effect of such change as an adjustment to the opening balance of retained earnings. Going forward, warrants and option rights will be carried at fair value at each reporting date with changes in fair value being recorded in the statements of operations. The fair values of the warrants and option rights are estimated using a Binomial Model and Monte Carlo simulation. The reclassification of Warrant A and option rights as liabilities resulted in an increase of Rmb0.27 in net loss per share from Rmb2.42 to Rmb2.69 for the year ended December 31, 2009. In 2010, the Company continued to classify Warrant A and option rights as liabilities and recorded the change in fair value in statements of operations for the year ended December 31, 2010.
The determination of the fair value of warrants on the grant date using a Binomial Model is affected by our stock price as well as assumptions regarding a number of complex and subjective variables, including our expected stock price volatility over the exercise period, the risk-free interest rate, the expected dividend yield and actual and projected exercise behavior. If actual results differ from those estimates, we may need to revise those estimates used in subsequent valuations (see Note 12 to the consolidated financial statements).
Convertible note
Upon issuance of a convertible note and for the six months ended June 30, 2009, we separately accounted for the liability and the equity components in a manner that reflected our non-convertible debt borrowing rate under APB 14-1. In connection with the audit of our financial statements for the year ended December 31, 2009, we reclassified the conversion option as a derivative liability in accordance with ASC 815, which had no impact on our net loss per share for the year ended December 31, 2009. The fair value of the embedded derivative is estimated using a Binomial Model (see Note 12 to the consolidated financial statements). In November 2009, the convertible note was entirely exchanged for the Company’s common stock. No convertible note was issued in the year ended December 31, 2010.
Recent accounting pronouncements
In March 2010, the FASB issued Accounting Standards Update 2010-11 (ASU 2010-11), “Derivative and Hedging (Topic 815).” All entities that enter into contracts containing an embedded credit derivative feature related to the transfer of credit risk that is not only in the form of subordination of one financial instrument to another will be affected by the amendments in this Update because the amendments clarify that the embedded credit derivative scope exception in paragraph 815-15-15-8 through 15-9 does not apply to such contracts. ASU 2010-11 is effective at the beginning of the reporting entity’s first fiscal quarter beginning after June 15, 2010. The provisions of ASU 2010-11 did not have a material effect on our consolidated financial statements.
In April 2010, the FASB issued ASU 2010-13, Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in which the Underlying Equity Security Trades—Updates the guidance in ASC 718, Compensation—Stock Compensation, to clarify that share-based payment awards with an exercise price denominated in the currency of a market in which a substantial portion of the underlying equity security trades should not be considered to meet the criteria requiring classification as a liability. The updated guidance is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. Early adoption is permitted. We are currently evaluating the potential impact, if any, on our consolidated financial statements.
In April 2010, the FASB issued Update No. 2010-17, or ASU 2010-17, “Revenue Recognition—Milestone Method”, which updates the guidance currently included under topic 605, Revenue Recognition. ASU 2010-17 provides guidance on defining the milestone and determining when the use of the milestone method of revenue recognition for research or development transactions is appropriate. It provides criteria for evaluating if the milestone is substantive and clarifies that a vendor can recognize consideration that is contingent upon achievement of a milestone as revenue in the period in which the milestone is achieved, if the milestone meets all the criteria to be considered substantive. ASU 2010-17 is effective for milestones achieved in fiscal years, and interim periods within those years, beginning after June 15, 2010 and should be applied prospectively. Early adoption is permitted. We are still assessing the impact of this guidance, and we do not believe the adoption of this guidance will have a material impact on our consolidated financial statements.
On July 2010, the FASB Issued Accounting Standards Update 2010-20, Receivables (Topic 310) — Disclosures about the Credit Quality of Financial Receivables and the Allowance for Credit Losses (the ASU). In the aftermath of the global economic crisis, transparent financial reporting has become the subject of worldwide attention, with a focus on improving accounting standards in a number of areas, including financial instruments. The new ASU requires disclosure of additional information to assist financial statement users understand more clearly an entity’s credit risk exposures to finance receivables and the related allowance for credit losses. For public companies, the ASU is effective for interim and annual reporting periods ending on or after December 15, 2010 with specific items, such as the allowance rollforward and modification disclosures effective for periods beginning after December 15, 2010. Nonpublic entities are required to apply the disclosure requirements for annual reporting periods ending on or after December 15, 2011. The adoption of ASU 2010-20 is not expected to have no material effect on our consolidated financial statements.
In December 2010, the FASB issued Accounting Standards Update (ASU) No. 2010-28, Intangibles — Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts. This ASU contains the final consensus reached by the EITF meeting on November 19, 2010. The EITF consensus affects all entities that have recognized goodwill and have one or more reporting units whose carrying amount for purposes of performing Step 1 of the goodwill impairment test is zero or negative. The EITF decided to amend Step 1 of the goodwill impairment test so that for those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. For public entities, the amendments in this Update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. Early adoption is not permitted. For nonpublic entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. Nonpublic entities may early adopt the amendments using the effective date for public entities. The adoption of ASU 2010-28 is not expected to have no material effect on our consolidated financial statements.
In December 2010, the FASB issued ASU 2010-29, “Disclosure of Supplementary Pro Forma Information for Business Combinations”. The ASU 2010-29 specifies that if a public company presents comparative financial statements, the entity should only disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period. ASU 2010-29 is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010, with early adoption permitted. We are currently evaluating the potential impact, if any, on our consolidated financial statements.
A. Operating results.
The following table presents selected statement of operations data for the years ended December 31, 2008, 2009 and 2010.

	(Amounts in thousands of Rmb)
	2008	2009	2010
	Amount	Amount	Amount
Revenues	10	—	53,700
Cost of sales	(20)	—	(45,113)

Gross income (loss)	(10)	—	8,587
Research and development expenses	(133)	(552)	(557)
Selling expenses	—	—	(3,436)
General and administrative expenses	(24,195)	(24,970)	(32,530)
Impairment on property, plant and equipment	—	(6,463)	(591)
Impairment on inventories	—	(346)	—

Operating loss	(24,338)	(32,331)	(28,527)
Other income (expense):
Interest income	79	7	40
Finance costs	(475)	(5,799)	(83)
Impairment on deposit for business acquisition	—	—	(10,301)
Change in fair value of trading securities	—	—	1,162
Gain on disposal of trading securities	—	—	5,196
Dividend income from available-for-sale securities	48	71	—
(Loss) gain on disposal of available-for-sale securities	(14,049)	111	(213)
Impairment on available-for-sale securities	(15,213)	—	(3,549)
Impairment on other investments	—	(571)	(489)
Change in fair value of investment in convertible note	—	—	1,917
Change in fair value of derivative embedded in convertible note	—	(5,040)	—
Change in fair value of warrants and option rights	(1,236)	3,798	555
Loss on debt extinguishment	—	(3,434)	—
Subsidies from government	—	600	—
Exchange loss	(268)	(218)	(442)
Others, net	(36)	(2)	(491)
Income tax credit	712	112	104

Loss from continuing operations	(54,776)	(42,696)	(35,121)
Profit from discontinued operations	858	4,227	—

Net loss for the year	(53,918)	(38,469)	(35,121)

In December 2008, we entered into a sale and purchase agreement to sell our wholly-owned subsidiary Jingle and its subsidiaries, BHLNet and BBHL, which we collectively refer to as the Jingle Group, to Sentron Enterprises Limited, an independent party, for cash consideration of HK$0.2 million. During the fiscal years ended December 31, 2008 and 2009, we classified Jingle Group as held for sales and discontinued operations in accordance with Accounting Standard Codification 205-20 (formerly referred to as SFAS 144 “Discontinued operations”) Operating results for the year ended December 31 2008 of Jingle Group and its subsidiaries and CNT and its subsidiaries are included in “Profit from discontinued operations”. See “Note 5 to the consolidated financial statements — Disposal and discontinued operations” for further discussion.

Comparison of Years ended December 31, 2010, 2009 and 2008
Revenues. In 2010, we commenced to produce crystalline solar modules. We completed our first commercial shipment in September 2010 and recognized Rmb53.70 million of revenue during 2010. The global economic recession in 2008 and 2009 resulted in the cessation of business of many companies that manufacture downstream solar products. Accordingly, the demand for our SnO2 base plate products has been weak. We generated no revenues from our Solar Energy Operations in 2009 and Rmb0.01 million of revenues in 2008 from one customer. Revenues generated by our discontinued operations for 2009 and 2008 are included in profit from discontinued operations for each of those years.
Cost of sales. We commenced commercial shipment and incurred Rmb45.11 million in cost of sales in 2010. Due to the weak demand on our solar products in 2009, there was no cost of sales for our Solar Energy Operations in 2009. Cost of sales for our Solar Energy Operations was Rmb0.02 million in 2008. Cost of sales for our discontinued operations in 2009 and 2008 are included in profit from discontinued operations for each of those years.
Gross profit (loss). Our gross profit was Rmb8.59 million in 2010 from the sales of crystalline solar modules. Gross profit (loss) for our Solar Energy Operations was nil in 2009 and Rmb(0.01) million in 2008 primarily due to low prices offered to a new customer to promote sales.
Research and development expenses. Research and development expenses for our Solar Energy Operations were Rmb0.56 million, Rmb0.55 million and Rmb0.13 million in 2010, 2009 and 2008, respectively, primarily consisting of expenses incurred from significant improvements and refinements to our production lines and existing products.
Selling expenses. Our selling expenses was Rmb3.44 million and nil in 2010 and 2009, respectively. The selling expenses in 2010 consisted primarily:
•	Rmb3.12 million of goods transportation fees which were incurred resulting from shipment to local and overseas customers;

•	Rmb0.20 million of exhibition expenses; and

•	Rmb0.08 million of salaries and benefits expenses.
General and administrative expenses. Our general and administrative expenses increased by Rmb7.56 million, or 30.3%, from Rmb24.97 million in 2009 to Rmb32.53 million in 2010. This increase was primarily due to:
•	a Rmb5.31 million increase in consultant fees resulting from consultant fee payable to a related party for assisting the Company in an acquisition, and warrants issued to a related company and another institutional consultant as compensation for services to introduce potential investors and investment projects. The warrants have been fully vested upon grant and certain of the prescribed services will be rendered by these grantees after the current period;

•	a Rmb2.19 million, or 16.1%, increase in salaries and benefits expenses resulting from an increase in head counts, increment in salaries and bonus paid;

•	a Rmb0.67 million, or 36.9%, increase in audit fees resulting from an increase in fees of our current auditor;
•	a Rmb0.34 million, or 59.5%, increase in travel related expense resulting from increase in local and overseas business trips of our staff caused by increase in business;
•	a Rmb0.33 million increase in commission and fees expense, resulting primarily from payment of commission for an acquisition; and
•	a Rmb0.24 million increase in press release expense resulting from engaging new external investor relationship consultancy service;
partially offset by
•	a Rmb1.05 million, or 36.4%, decrease in legal and other professional fees resulting from a decrease in corporate and securities matters and transactions and the enhanced use of internal personnel for corporate governance, compliance and legal matters; and
•	a Rmb0.94 million, or 36.2%, decrease in depreciation expenses resulting from the impairment of SnO2 production line and allocation of depreciation for production facilities to cost of sales.
General and administrative expenses increased by Rmb0.77 million, or 3.0%, from Rmb24.20 million in 2008 to Rmb24.97 million in 2009. This increase was primarily due to:
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
Impairment on property, plant and equipment and inventories. There was no impairment on property, plant and equipment and inventories in 2008. Impairment on property, plant and equipment was Rmb6.46 million and Rmb0.59 million, respectively, in 2009 and 2010, primarily related to the first SnO2 production line.
Impairment on inventories was Rmb0.35 million and nil in 2009 and 2010, respectively.
Other income (expense). For 2010, other income consisted mainly of: (i) Rmb1.16 million of change in fair value of trading securities; (ii) Rmb5.20 million of gain on disposal of trading securities; (iii) Rmb1.92 million of change in fair value of investment in convertible note; and (iv) Rmb0.55 million of change in fair value of warrants and option rights. Other expense for 2010 consists mainly of (i) Rmb0.21 million of loss on disposal of available-for-sales securities; (ii) Rmb0.49 million of impairment on other investments which were fully impaired; (iii) Rmb10.30 million of impairment on deposit for business acquisition; (iv) Rmb3.55 million of impairment on available-for-sale securities; and (v) Rmb0.44 million of exchange loss. For 2009, other income consisted primarily of: (i) Rmb3.80 million of change in fair value of warrants and option rights; (ii) Rmb0.11 million of gain on disposal of available-for-sale securities; (iii) Rmb0.60 million of subsidies from government and other expense consisted primarily of: (i) Rmb5.76 million of interest expenses for accretion to the redemption of the convertible note; (ii) Rmb5.04 million of change in fair value of derivative embedded in convertible note; (iii) Rmb3.43 million of loss on debt extinguishment; (iv) Rmb0.22 million exchange loss on bank account denominated in Hong Kong dollars. Other expense for 2008 consisted primarily of: (i) Rmb15.21 million of impairment of available-for-sale securities; (ii) Rmb14.05 million of loss on disposal of available-for-sale securities; (iii) Rmb1.23 million of change in fair value of warrant liabilities and (iv) Rmb0.48 million interest expenses related to overdraft from security account.
Profit from discontinued operations. Profit from discontinued operations was Rmb4.23 million in 2009 and Rmb0.86 million in 2008. Profit from discontinued operations in 2009 and 2008 related primarily to Jingle Group and its subsidiaries.
Net loss. Net loss for 2010 was Rmb35.12 million, a decrease of Rmb3.35million, or 8.7%, from Rmb38.47million for 2009. Net loss for 2009 was Rmb38.47million, a decrease of Rmb15.45million, or 28.7%, from Rmb53.92 million for 2008.
Taxation
We are a tax exempted company incorporated in the British Virgin Islands. Our subsidiaries incorporated in Hong Kong and PRC are subject to Hong Kong Profits Tax and Enterprise Income Tax in the PRC, respectively.
Our subsidiaries incorporated in Hong Kong were subject to a tax rate of 16.5% in 2008, 2009 and 2010 on the assessable profits arising in or derived from Hong Kong. For those Hong Kong subsidiaries which generate PRC sourced income, PRC income tax was payable on the assessable profits at a rate of 25% in 2008, 2009 and 2010.
On March 16, 2007, the National People’s Congress adopted the Enterprise Income Tax Law, or New Income Tax Law, which became effective on January 1, 2008 and replaced the previous separate income tax laws for domestic enterprises and foreign-invested enterprises (including PRC subsidiaries of our company) by adopting a unified income tax rate of 25% for most enterprises. In accordance with the implementation rules of the New Income Tax Law, the preferential tax treatments previously granted to various of our PRC subsidiaries will not continue and those subsidiaries will be subject to the statutory 25% tax rate. The 25% tax rate has been used in the calculation of our deferred tax balances, except for Shenzhen Helios Energy and Zhangzhou Trendar Tech. The tax rate for Shenzhen Helios Energy was 20% in 2009 and 22% in 2010, and will increase to 24% in 2011 and 25% in 2012. Among our PRC subsidiaries, only Zhangzhou Trendar Tech obtained the preferential tax treatment that it will be fully exempt from the PRC enterprise income tax for 2008 and 2009, followed by a 50% tax exemption for 2010 to 2012.
Since all the Company’s PRC subsidiaries have accumulated deficits at December 31, 2010, no provision for PRC dividend withholding tax has been made. Upon distribution of any future earnings in the form of dividends or otherwise in the future, the Group would be subject to the respective tax rate under PRC Enterprise Income Tax Law issued by the State Council.
The Group concluded that it does not have any material uncertain tax positions for the years 2008, 2009 and 2010. The Group classifies interest and/or penalties related to unrecognized tax benefits as a component of income tax provisions; however, for the years ended December 31, 2008, 2009 and 2010, there were no interest and penalties related to uncertain tax positions, and the Group had no material unrecognized tax benefit which would affect the effective income tax rate in future periods. The Group does not anticipate any significant increases or decreases to its liability for unrecognized tax benefits within the next twelve months. For our PRC subsidiaries, the years 2004 to 2010 remain subject to examination by the PRC tax authorities. For our Hong Kong subsidiaries, their respective tax positions are subject to inspection for the years 2004 to 2010 by the Hong Kong tax authorities.

B. Liquidity and capital resources
Our principal sources of liquidity have been cash generated from operating and financing activities. Our financing activities consist of issuance and sale of our equity and/or debenture securities to investors, and borrowings from third-party and/or related-party lenders. As of December 31, 2010, our cash and cash equivalents of Rmb14.01 million consist of cash on hand primarily and we had a short term loan liability with an outstanding principal amount of Rmb6.04 million.
We have been able to meet our working capital needs, and we believe that we will be able to meet our working capital needs with our existing cash balance, operating cash flow and proceeds from realization in the open market of available for sale and trading securities for the next 12 months. Otherwise, in the short term and long-term, we expect to meet our liquidity needs from our operating cash flows, proceeds from sales of our equity and/or debenture securities to investors and borrowings, as would be considered necessary.
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
The following table sets forth the summary for cash flows for the periods indicated:

	For the years ended December 31,
	2008	2009	2010
	Rmb	Rmb	Rmb
		(thousands)
Net cash generated in operating activities	(15,131)	(17,268)	(31,958)
Net cash used in investing activities	(13,953)	(35,791)	(21,969)
Net cash generated from financing activities	18,676	70,929	44,470
Effect of exchange rate changes on cash	(668)	(29)	(1,140)

Net increase (decrease) in cash and cash equivalents	(11,076)	17,841	(10,597)
Cash and cash equivalents at beginning of year	18,906	6,770	24,611
Less: cash and cash equivalents at end of year from discontinued operations	(1,060)	—	—

Cash and cash equivalents at end of year	6,770	24,611	14,014

Our cash and cash equivalents on hand as of December 31, 2010 was Rmb14.01 million, representing an decrease of Rmb10.60 million, or 43% from Rmb24.61 million at the beginning of the year. Our cash and cash equivalents on hand as of December 31, 2009 was Rmb24.61 million, representing an increase of Rmb17.84 million, or 264% from Rmb6.77 million at the beginning of the year.
     Operating activities
Net cash outflow from operating activities in 2010 was Rmb31.96 million, representing an increase of Rmb14.69 million from an outflow of Rmb17.27 million in 2009. The increase in net cash outflow in 2010 was mainly due to the increase in amounts due from trade accounts receivable, increase in amounts of value added tax and business tax recoverable, partially offset by increase in amounts due to trade accounts payable and increase in other current liabilities and accrued expenses.
Net cash outflow from operating activities in 2009 was Rmb17.27 million, representing an increase of Rmb2.14 million from an outflow of Rmb15.13 million in 2008. The increase in net cash outflow in 2009 was primarily due to the increase in amounts due from related parties.
     Investing activities
Net cash outflow from investing activities in 2010 was Rmb21.97 million, representing a decrease of Rmb13.82 million from an outflow of Rmb35.79 million in 2009. The decrease in net cash outflow in 2010 was mainly due to a decrease in the amount of cash used to finance business acquisitions during the year.
Net cash outflow from investing activities in 2009 was Rmb35.79 million, representing an increase of Rmb21.84 million from an outflow of Rmb13.95 million in 2008. The increase in net cash outflow in 2009 was primarily due to the combined affects of (i) an increase of investment in securities and (ii) prepayment for business acquisition.

     Financing activities
Net cash inflow from financing activities in 2010 was Rmb44.47 million, representing a decrease of Rmb26.46 million, from an inflow of Rmb70.93 million in 2009. This decrease was mainly because we raised less funds in 2010 than in 2009.
Net cash inflow from financing activities in 2009 was Rmb70.93 million, representing an increase of Rmb52.25 million, from an inflow of Rmb18.68 million in 2008. This increase was mainly due to the combined effects of (i) Rmb68.67 million of proceeds from the convertible note during the year; (ii)Rmb1.24 million of proceeds from the issuance of common stock and warrants in June 2009 and (iii) Rmb2.59 million of proceeds from the exercise of stock options during the year.
As of December 31, 2010, after deducting our total liabilities from our cash and cash equivalents, we had a net cash deficit of Rmb36.57 million, representing a decrease of Rmb39.45 million from a net cash surplus of Rmb2.88 million as of December 31, 2009.
As of December 31, 2009, after deducting our total liabilities from our cash and cash equivalents, we had a net cash surplus of Rmb2.88 million, representing an increase of Rmb16.50 million from a net cash deficit of Rmb13.62 million as of December 31, 2008.
Restricted net assets
Under PRC laws and regulations, our PRC subsidiaries are restricted from transferring certain of their net assets to us either in the form of dividends, loans or advances. Amounts restricted include paid up capital and reserves of our PRC subsidiaries with positive net assets totaling approximately Rmb31.63 million as of December 31, 2010.
Capital resources
Our capital expenditures in 2008, 2009 and 2010 were Rmb7.11 million, Rmb1.38 million and Rmb4.81 million, respectively. See Note 24 to the consolidated financial statements included in this Annual Report. We expect our capital expenditures to increase in the future as we expand our Solar Energy Operations.
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
In April 2010, we entered into a subscription agreement with China Wanhe Investment Limited to issue and sell 2,000,000 shares of our common stock in a private placement for a price equal to US$3.01 per share. In May 2010, we received US$6.02 million from the transaction.
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
Going Concern
During the year ended December 31, 2008, 2009 and 2010, the Group reported net loss of approximately Rmb53.92 million, Rmb38.47 million and Rmb35.12 million respectively. During the year ended December 31, 2008, 2009 and 2010, the Group reported net loss and net negative cash flow from operations of approximately Rmb15.13 million, Rmb17.27 million and Rmb31.96 million respectively. The cash and cash equivalent balance as at December 31, 2010 was Rmb14.01 million.
The directors of the Company consider that the Group will be able to generate adequate cash flows to finance its operations and meet its cash obligations in the following 12 months from December 31, 2010 based on the following:
—	positive operating cash flows are expected to be generated from the profitable operations of manufacturing and sale of solar modules;
—	realization in the open market of available for sale and trading securities with ending carrying amounts at approximately Rmb34.55 million as of December 31, 2010, for cash;
—	tight controls exercised by the board of directors on timing and magnitude of cash outlays for investments initiatives; and
—	proceeds from sales of equity and/or debt securities to investors and borrowings, as would be considered necessary.

Accordingly, the financial statements as of December 31, 2010 had been prepared on a going concern basis.
C. Research and development, patents and licenses, etc.
Our major research and development section and manufacturing plants are located at China Merchants Zhangzhou Development Zone in Fujian Province of the PRC. During 2009 and 2010, research and development costs were incurred in the development of the new products and processes, including significant improvements and refinements to existing products. Those R&D costs were expensed as incurred.
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
The following table summarizes our contractual obligations under a non-cancellable operating lease as of December 31, 2010.

(Amounts in thousands)
Rmb
As of December 31,
2011	1,770
2012	1,710
2013	1,537
2014	1,397
2015	523

Total	6,937

Lease rental costs incurred by our company for the years ended December 31, 2008, 2009 and 2010 amounted to Rmb1.51 million, Rmb0.87 million and Rmb1.52 million, respectively.
Commitments
     Capital commitments for construction in progress
     In September 2007, China Merchants Zhangzhou Development Zone Trenda Solar Ltd., or Zhangzhou Trenda, our wholly-owned subsidiary, entered into a cooperation contract with China Solar Energy Group Limited, or China Solar, an independent third party, to purchase China Solar’s SnO2 solar base plates production lines for an aggregate price of US$8.0 million (equivalent to Rmb58.36 million) for four SnO2 production lines. Half of the price for each production line was to be paid upon delivery. The remaining 50% payment for each production line was to be made by upon successful installation of the production lines and achievement of production requirements. The first SnO2 solar base plant production line was shipped to Zhangzhou Trenda and was installed and tested in December 2008. Due to the inherent deficiencies of the first production line, we and China Solar agreed to reduce the price for the first SnO2 solar base plate production line from US$2.0 million to US$1.0 million. We paid US$1.0 million to China Solar in 2008. Pursuant to the cooperation contract, Zhangzhou Trenda has the right to terminate the purchase of the remaining three SnO2 production lines at an aggregate price of US$6.0 million in the event that the first production line fails to manufacture the products with quality satisfactory to the standard mutually agreed in the cooperation agreement. For the fiscal year ended 2009 and 2010, impairment on the first SnO2 production line was recognized. Owing to the quality issue with the first production line, we don’t expect to purchase any additional production lines from China Solar in the near future.

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
Item 6. Directors, Senior Management and Employees
A. Directors and senior management.
As of the date of this Annual Report, our Board of Directors consists of nine directors, four of whom are executive directors and five of whom are independent directors. The following table sets forth the name, age and position of each director and executive officer of our company as of the date of this Annual Report:

Name	Age	Positions with the Company
Alan Li	43	Chairman of the Board, Executive Director and Chief Executive Officer
Zhenwei Lu	40	Executive Director
Tairan Guo	33	Executive Director, Chief Business Development Officer and Acting Chief Financial Officer
Ju Zhang	48	Executive Director
Loong Cheong Chang (1) (3)	65	Independent Director
Xinping Shi (2) (3)	52	Independent Director
Weidong Wang (2) (3)	44	Independent Director
Yu Keung Poon (1) (2)	46	Independent Director
Yezhong Ni (1)	41	Independent Director
Lin-Hsiang Liao	31	Chief Operating Officer
Bruno Luis Diaz Herrera	35	Chief Technology Officer
Weining Zhang	41	Chief Communications Officer

(1)	Member of the Audit Committee

(2)	Member of the Compensation Committee

(3)	Member of the Nominating Committee

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
Mr. Zhenwei Lu was appointed as an Executive Director on January 5, 2007. He was the General Manager of China Merchants Technology Co., Ltd., or CMTH, a wholly owned subsidiary of China Merchants Group. Mr. Lu has represented China Merchants Group to establish Shenzhen China Merchants Group Yinke Investment Management Ltd, a RMB venture investment fund, and he is acting as General Manager of this company. China Merchants Group is one of the largest state-owned enterprises directly under the administration of the China State Council and has significant business operations across Hong Kong and China in real estate, energy, logistics, ports, highways and industrial zones. Mr. Lu holds a Bachelors degree from Shanghai Marine College and a Masters degree from Zhongnan University of Economics and Law.
Mr. Tairan Guo was appointed as an Executive Director on January 31, 2010. He joined our company as Assistant to our Chief Executive Officer in 2008 and was promoted to be Chief Business Development Officer and Vice President in 2009. In addition, Mr. Guo has served as our Acting Chief Financial Officer since June 11, 2010. Prior to joining us, Mr. Guo worked with the corporate business development department of HTS, Haniel & Cie GmbH in Duisburg, Germany in 2005, and served as an SAP project manager for Dorma Automatic GmbH in Wuppertal, Germany from 2006 to 2007. Mr. Guo holds Bachelors degrees in German Literature and in Economics from Peking University in China and a Master’s degree of European Culture and Economy from Ruhr-University Bochum in Germany.
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
Mr. Yezhong Ni was appointed as an Independent Director on April 28, 2005 and as a member of our Audit Committee on March 2, 2007. He is a partner of the Kingson Law Firm, one of the leading law firms in South China. He has experience in legal services for banking and finance, bankruptcy and media. As perennial legal counsel of several large-scale enterprises and public institutions, Mr. Ni deals with a large number of legal disputes, mainly syndicated loan related financial derivative tools, comfort letter and floating rate note issues. As the special project legal counsel, Mr. Ni provides legal services focusing on the non-performing-loan structural trade and the syndicated loan issue .Mr. Ni has been appointed by the court as the bankruptcy supervisor for several bankrupt enterprises. Mr. Ni graduated from the Law School of the Peking University.
Mr. Lin-Hsiang Liao was appointed as our Chief Operating Officer on December 13, 2010 and is responsible for operation management of our Company and its subsidiaries. Mr. Liao was the founder and has been Chief Executive Officer of Linsun Renewable Energy Corporation Limited (“LSR”) and has been serving as the General Manager of Linsun Power Technology (Quanzhou) Corp. Ltd. (“LSP”) since 2009. Both LSR and LSP have been wholly-owned subsidiaries of our Company since November 23, 2010. Mr. Liao is familiar with the photovoltaic, or PV, market in Europe with seasoned experiences in operation, production management and marketing. Prior to establishing LSR, Mr. Liao worked as the senior management in several renowned corporations. Mr. Liao holds a Bachelors degree in Computer Science from Oxford Brookes University in the United Kingdom.
Mr. Bruno Luis Diaz Herrera was appointed as our Chief Technology Officer on December 13, 2010 and is responsible for the technology management, product development and R&D strategy of our Company and its subsidiaries. Prior to joining CTDC, Mr. Herrera worked as a senior technical and research advisor for major corporations, such as Siemens and ITER. He also served as Professor in the Master Program in Renewable Energies at University of La Laguna in Spain. Mr. Herrera is an expert with practical experience in PV industry, with experience in designing and operating several solar modules factories and designing and installing PV applications. Mr. Herrera also has experience in the research of solar cell efficiency improvements. Mr. Herrera holds Bachelor Degree in Physics, Engineering Degree in Industrial Engineering and Engineering Degree in Electronics at the University of La Laguna in Spain and Master Degree of Business Administration. Mr. Herrera is fluent in Spanish, English, French, German and Italian.
Ms. Weining Zhang was appointed as our Chief Communications Officer on June 15, 2011, in charge of our public relations and investor relations. Prior to joining CTDC, she served as a director of Perennial Financial Consulting, providing strategy and financial services to clients. Prior to that she worked in the financial industry in roles that included serving as a closing analyst for Credit Suisse First Boston/DLJ, a financial advisor for American Express, a senior manager for Real Options Group, a senior account executive of CCG Elite Investor Relations. Ms. Zhang holds a Bachelors degree in Economics (Quantitative Path) from University of California at Berkeley, US and a specialized MBA from SDA Bocconi, Milan, Italy.
There are no family relationships between the above named officers and directors. Notwithstanding that CTIG is our largest shareholder, we do not have any formal agreement or arrangement with CTIG pursuant with respect to the nomination of directors to our board. All of our directors are appointed and approved by resolutions passed in our board meetings and have been and will be elected at our annual shareholders meeting. All candidates were nominated and recommended by the Nominating Committee based on their experience and capability.
B. Compensation.
Except for Mr. Alan Li, the Chairman of our Board of Directors, who we paid HK$0.24 million in 2010 as allowance for his capacity as Chairman, we did not pay any cash compensation to our directors in 2010 in their capacity as directors.
The compensation for each member of senior management is principally comprised of base salary, allowance, discretionary bonus and other fringe benefits. The compensation that we pay to our senior management is evaluated on the basis of the following primary factors: our financial results, individual performance, market rates and movements, as well as the individual’s anticipated contribution to our Company and its growth. The aggregate cash base salary, allowance and bonus compensation which we paid to all members of senior management as a group was approximately HK$4.11 million in 2010. The Mandatory Provident Fund, or MPF, that we paid to senior management was HK$0.04 million in 2010. The monthly contribution to the MPF scheme is calculated on the rules set out in the MPF Ordinance in Hong Kong, which is 5% of the relevant income of the employee with a specific ceiling.

In 2010, we granted stock options covering an aggregate of 560,000 shares of common stock to the following directors and executive officers as described as below:

		Number	Exercise
		Of	Price
Name	Title/Office	options	Per option	Expiration Date
			(US$)
Alan Li	Chairman, Executive Director and Chief Executive Officer	120,000	2.50	December 15, 2015 (1)
Zhenwei Lu	Executive Director	80,000	2.50	December 15, 2015 (1)
Tairan Guo	Executive Director, Chief Business Development Officer and Acting Chief Financial Officer	80,000	2.50	December 15, 2015 (1)
Xinping Shi	Independent Director	30,000	2.50	December 15, 2015 (1)
Yezhong Ni	Independent Director	20,000	2.50	December 15, 2015 (1)
Weidong Wang	Independent Director	20,000	2.50	December 15, 2015 (1)
Loong Cheong Chang	Independent Director	30,000	2.50	December 15, 2015 (1)
Yu Keung Poon	Independent Director	20,000	2.50	December 15, 2015 (1)
Lin-Hsiang Liao	Chief Operating Officer	80,000	2.50	December 15, 2015 (1)
Bruno Luis Diaz Herrera	Chief Technology Officer	80,000	2.50	December 15, 2015 (1)

Notes:

(1)	These options were granted under our 2010 Stock Option Plan pursuant to a resolution of the Compensation Committee passed on December 15, 2010. One-third of the options vest on December 15, 2011, one-third of the options vest on December 15, 2012, and the remaining one-third of the options vest on December 15, 2013.
We have no service contracts with any of our directors or executive officers that provide additional benefits to them upon termination.
C. Board practices.
In 2010, our Board of Directors met in person or passed resolutions by written consent 13 times. No director is entitled to any severance benefits upon termination of his directorship with us. Our Board of Directors has concluded that Mr. Yu Keung Poon meets the criteria for an “audit committee financial expert” as established by the US Securities and Exchange Commission, or SEC.
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
D. Employees.
As of December 31 of the respective past three years, we had full-time employees, classified by function as follows:

	2010	2009	2008
Corporate administration	27	14	16
Finance and accounting	9	7	9
Technology and engineering	11	9	6
Sales and services	8	0	4
Manufacturing	178	5	34

Total	233	35	69

Compared to the number of employees in 2009, the substantial increase in the number of employees as of December 31, 2010 was mainly due to acquisition of Linsun Renewable Energy Corporation Limited and the addition of working force in our factories.
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
E. Share ownership.
To our knowledge, except Mr. Lin-Hsiang Liao, our Chief Operating Officer, none of other executive officers or directors owns shares of our common stock as of the date of this Annual Report. The names and titles of our executive officers and directors to whom we have granted stock options which are vested and outstanding as of the date of this Annual Report and exercisable within 60 days from the date hereof (except as noted) and the number of shares of our common stock subject to such options are set forth in the following table:

		Number	Exercise
		Of	Price
Name	Title/Office	options	Per option	Expiration Date
(US$)
Alan Li	Chairman, Executive Director and Chief Executive Officer	75,000 100,000 150,000 100,000 120,000 53,000 223,000 150,000	1.85 3.18 3.13 2.04 1.79 2.12 2.12 2.12	September 20, 2015 (1) September 18, 2016 (2) May 23, 2012 (3) November 10, 2013 (4) December 30, 2013 (5) October 1, 2019 (6) October 1, 2014(7) October 1, 2014(8)
Zhenwei Lu	Executive Director	40,000 60,000 80,000 80,000 80,000 80,000	1.85 3.18 3.13 2.04 1.79 2.12	September 20, 2015 (1) September 18, 2016 (2) May 23, 2012(3) November 10, 2013 (4) December 30, 2013 (5) October 1, 2014(8)
Ju Zhang	Executive Director	10,000 10,000 10,000 10,000	1.85 3.18 2.04 1.79	September 20, 2015 (1) September 18, 2016 (2) November 10, 2013 (4) December 30, 2013 (5)
Tairan Guo	Executive Director, Chief Business Development Officer and Acting Chief Financial Officer	20,000 40,000 50,000	2.04 1.79 2.12	November 10, 2013 (4) December 30, 2013 (5) October 1, 2014(8)
Xinping Shi	Independent Director	10,000 30,000 22,800 50,000 40,000	3.18 3.13 2.04 1.79 2.12	September18, 2016 (2) May 23, 2012 (3) November 10, 2013 (4) December 30, 2013 (5) October 1, 2014(8)
Yezhong Ni	Independent Director	10,000 10,000 10,000 20,000 40,000 30,000	1.85 3.18 3.13 2.04 1.79 2.12	September 20, 2015 (1) September 18, 2016 (2) May 23, 2012 (3) November 10, 2013 (4) December 30, 2013 (5) October 1, 2014(8)
Weidong Wang	Independent Director	10,000 10,000 10,000 20,000 40,000 30,000	1.85 3.18 3.13 2.04 1.79 2.12	September 20, 2015 (1) September 18, 2016 (2) May 23, 2012(3) November 10, 2013 (4) December 30, 2013 (5) October 1, 2014(8)
Loong Cheong Chang	Independent Director	30,000 30,000 50,000 60,000	3.13 2.04 1.79 2.12	May 23, 2012 (3) November 10, 2013 (4) December 30, 2013 (5) October 1, 2014(8)

		Number	Exercise
		Of	Price
Name	Title/Office	options	Per option	Expiration Date
(US$)
Yu Keung Poon	Independent Director	20,000 20,000 40,000 30,000	3.13 2.04 1.79 2.12	May 23, 2012 (3) November 10, 2013 (4) December 30, 2013 (5) October 1, 2014(8)

Notes:

(1)	These options were granted under our 1996 Stock Option Plan and 2000 Stock Option Plan pursuant to a board resolution passed on September 20, 2005 and are fully vested.

(2)	These options were granted under our 2005 Stock Option Plan pursuant to a board resolution passed on September 18, 2006 and are fully vested.

(3)	These options were granted under our 2006 Stock Option Plan pursuant to a resolution of the Compensation Committee passed on May 23, 2007 and are fully vested.

(4)	These options were granted under our 2007 Stock Option Plan pursuant to a resolution of the Compensation Committee passed on November 10, 2008. One-third of such options vested on November 10, 2009, one-third vest on November 10, 2010 and the remaining one-third vest on November 10, 2011.

(5)	These options were granted under our 2008 Stock Option Plan pursuant to a resolution of the Compensation Committee passed on December 30, 2008. One-third of such options vested on December 30, 2009, one-third vest on December 30, 2010 and the remaining one-third vest on December 30, 2011.

(6)	These options were granted under our 2000 Stock Option Plan and 2005 Stock Option Plan pursuant to a resolution of the Compensation Committee passed on October 1, 2009 and are fully vested.

(7)	These options were granted under our 2006 Stock Option Plan pursuant to a resolution of the Compensation Committee passed on October 1, 2009. One-third of such options vested on October 1, 2010 and the remaining two-thirds vest on October 1, 2011.

(8)	These options were granted under our 2009 Stock Option Plan pursuant to a resolution of the Compensation Committee passed on October 1, 2009. One-third of such options vested on October 1, 2010, one-third vest on October 1, 2011 and the remaining one-third vest on October 1, 2012.
Stock Option Plans
Our stock option plans are designed to provide incentives to our employees (including our directors and officers) and to our non-employee consultants and to offer an additional inducement in obtaining the services of such individuals. Our stock option plans were approved by our shareholders on the following dates:

Stock Option Plan	Date of Shareholder Approval
1996 Stock Option Plan, or the 1996 Plan	October 10, 1996
2000 Stock Option Plan, or the 2000 Plan	September 5, 2000
2005 Stock Option Plan, or the 2005 Plan	October 20, 2005
2006 Stock Option Plan, or the 2006 Plan	December 22, 2006
2007 Stock Option Plan, or the 2007 Plan	October 19, 2007
2008 Stock Option Plan, or the 2008 Plan	December 12, 2008
2009 Stock Option Plan, or the 2009 Plan	September 11, 2009
2010 Stock Option Plan, or the 2010 Plan	December 10, 2010

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
2008 Plan
Options to purchase an aggregate of 1,500,000 shares of common stock were granted under the 2008 Plan, and we will not issue additional options under the 2008 Plan. The 2008 Plan was filed as an exhibit to our Registration Statement on Form S-8 (File No. 333-160837).
2009 Plan
Options to purchase an aggregate of 1,000,000 shares of common stock were granted under the 2009 Plan, and we will not issue additional options under the 2009 Plan. The 2009 Plan was filed as an exhibit to our Registration Statement on Form S-8 (File No. 333-168021).
2010 Plan
Options to purchase an aggregate of 1,000,000 shares of common stock were granted under the 2010 Plan, and we will not issue additional options under the 2010 Plan. The 2010 Plan is substantially similar to the 2009 Plan.

Item 7. Major Shareholders and Related Party Transactions
A. Major shareholders.
The following table sets forth, as of the date of this Annual Report, the beneficial ownership of (i) all persons known to us to be beneficial owners of equal or more than five percent or more of our common stock, (ii) our current officers and directors and (iii) our current officers and director as a group.

	Shares of common stock	Percent of
Principal Shareholder	beneficially owned (1)	class
China Technology Investment Group Limited (formerly known as China Biotech Holdings Limited), or CTIG 5/F, B&H Plaza, 27 Industry Ave Shekou, Shenzhen 518067 PR China	4,132,168	18.37%
CMTF Private Equity One 48/F, One Exchange Square, Central, Hong Kong SAR, China	3,322,260	14.77%
China Wanhe Investment Limited Suite 2616, Jardine House, 1 Connaught Place, Central, Hong Kong SAR, China	2,000,000	8.89%
Lin-Hsiang Liao c/o Unit 1010-1011, 10/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central Hong Kong	709,920	3.16%
Alan Li (2) c/o Unit 1010-1011, 10/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central Hong Kong	0	*
Zhenwei Lu (2) c/o Unit 1010-1011, 10/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central Hong Kong	0	*
Ju Zhang c/o Unit 1010-1011, 10/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central Hong Kong	0	*
Tairan Guo c/o Unit 1010-1011, 10/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central Hong Kong	0	*
Loong Cheong Chang c/o Unit 1010-1011, 10/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central Hong Kong	0	*
Xinping Shi c/o Unit 1010-1011, 10/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central Hong Kong	0	*
Yezhong Ni c/o Unit 1010-1011, 10/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central Hong Kong	0	*
Weidong Wang c/o Unit 1010-1011, 10/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central Hong Kong	0	*
Yu Keung Poon c/o Unit 1010-1011, 10/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central Hong Kong	0	*
Bruno Luis Diaz Herrera c/o Unit 1010-1011, 10/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central Hong Kong	0	*
Weining Zhang c/o Unit 1010-1011, 10/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central Hong Kong	0	*
All officers and directors as a group (11 persons) (2)	709,920	3.16%

*	less than 1%.

(1)	Unless otherwise noted, all persons named have sole voting and investment power with respect to all shares of common stock beneficially owned by them, excluding any stock options. For details of stock options granted to the directors and officers please refer to Item 6.E “Share ownership”.

(2)	Mr. Alan Li, Chairman of the Board, Executive Director and Chief Executive Officer, and Mr. Zhenwei Lu, Executive Director and Chief Operating Officer, are also directors of CTIG and therefore may be deemed to beneficially own the shares of common stock owned by CTIG.

We have issued a total of 1,000,000 shares of Series A Preferred Stock, all of which are owned by CTIG. The Series A Preferred Stock represents 25% of the combined voting power of our common stock and preferred stock. The rights, preferences and privileges of the Series A Preferred Stock are as follows:
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
We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company. As of the date of this Annual Report, we have 22,498,549 issued and outstanding shares of common stock.
The transactions with related parties for the period from January 1, 2010 up to the date of this Annual Report were as follows:

Amounts in thousands
Rmb
Transactions with related parties
Advance from Liao Lin-Hsiang (1)	8,097
Repayment of deposit from CTIG for acquisition of production line (2)	6,626
Service fee paid and payable pursuant to a service agreement signed with CTIG (3)	2,548
Short term loan from Best Scene Management Limited (6)	1,699

(1)	On November 23, 2010, the Group acquired 100% of the outstanding shares of Linsun Renewable Energy Corporation Limited (LSRHK) and its wholly-owned subsidiary Linsun Power Technology (Quanzhou) Corp. Ltd. (LSPPRC). Prior to the acquisition, Liao Lin-Hsiang was holding 66.67% of LSRHK. Liao Lin-Hsiang advanced Rmb8.10 million to LSPPRC before the acquisition. The advance was for LSPPRC’s working capital purposes and Rmb7.80 million has been repaid before December 31, 2010.

(2)	In December 2009, we entered into an agency contract regarding the purchase of one a-Si thin film solar panel production line (the “Agency Contract”) with CTIG. Pursuant to the Agency Contract, we appointed CTIG as our representative to liaise and negotiate with an equipment supplier to purchase one a-Si thin film solar panel production line, together with a license for patents, proprietary technology, technical service and training. We paid USD1.0 million to CTIG as a deposit for the purchase. On May 13, 2010, we amended the Agency Contract to extend the delivery date for three additional months. On June 22, 2010, we terminated the Agency Contract, as amended, with CTIG and the deposit was refunded in full to us upon termination. As of the date of this Annual Report, our balances with related parties are as follows:

Amounts in
thousands
Rmb
Balances with related parties:
Due from related parties
Funds held by CTIG for potential acquisition of technology and business in China (2 and 3)	2,455

2,455

Due to related parties:
Due to CTIG (4)	853
Due to CMZDZ (5)	8,085
Due to Liao Lin-Hsiang (1)	300
Due to Best Scene Management Limited (6)	1,699

10,937

(3)	CTIG has been the largest shareholder of our company since January 12, 2007. In view of CTIG’s experience with acquisitions in China, we deposited HK$6 million with CTIG for the purpose of making (with the assistance of CTIG) potential acquisitions of technology and businesses in China. There is no agreement between our company and CTIG for the deposited funds and we can withdraw the funds without restriction at any time. In 2010, CTIG assisted the Company to successfully acquire Linsun Group. In May 2011, the Company entered into an agreement with CTIG to pay a service fee amounting HK$3 million to CTIG for the successful acquisition of Linsun Group.

(4)	The amount represents administrative expenses paid on behalf of Faster and Shenzhen Helios Energy by CTIG in China.

(5)	Prior to the acquisition of Faster Group in 2007, Faster Group had no business activities and its major asset was a right to purchase a real estate located in the Tangyang Industrial Zone of China Merchants Zhangzhou Development Zone, from China Merchants Zhangzhou Development Zone Ltd., or CMZDZ, for a consideration of Rmb13,085, of which Rmb5,783 was borne by the Faster Group and Rmb7,302 was committed to be settled by CTIG. China Merchant Group (“CMG”) is the ultimate holding company of CTIG, and CMZDZ is a subsidiary of CMG. In 2008, the Group received Rmb7,302 from CTIG and paid Rmb5,000 to CMZDZ. The remaining balance due to CMZDZ is Rmb8,085.

(6)	On June 1, 2011, Southwick International Limited entered a loan agreement with Best Scene Management Limited, which is under common control with the Company. The loan is interest free and it would mature six months after payment of loan. The loan remains outstanding as of this Annual Report date.
All the balances with related parties are unsecured and interest-free, and have no fixed terms of repayment.

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
B. Significant Changes.
None.
Item 9. The Offer and Listing.
A. Offer and listing details.
Our authorized share capital is made up of two classes of shares: 4,000,000,000 shares of common stock, US$0.01 par value; and 1,000,000,000 shares of preferred stock, US$0.01 par value. As of the date of this Annual Report, 22,498,549 shares of common stock and 1,000,000 shares of Series A Preferred Stock are issued and outstanding.
The high and low market prices of our common stock for the most recent five full financial years are as follows:

Nasdaq Capital Market	US$
(Year Ended)	High	Low
December 31, 2010	3.83	1.71
December 31, 2009	4.78	1.36
December 31, 2008	9.45	1.19
December 31, 2007	10.39	2.71
December 31, 2006	12.15	1.34
The high and low market prices of our common stock for each financial quarter during the two most recent full financial years and all subsequent quarters are as follows:

Nasdaq Capital Market	US$
(Quarter Ended)	High	Low
March 31, 2011	2.61	2.11
December 31, 2010	2.83	1.84
September 30, 2010	2.51	1.71
June 30, 2010	3.83	2.64
March 31, 2010	3.08	2.46
December 31, 2009	4.78	2.12
September 30, 2009	2.89	1.98
June 30, 2009	3.25	2.16
March 31, 2009	3.54	1.36
The high and low market prices of our common stock for the most recent six months are as follows:

Nasdaq Capital Market	US$
(Month Ended)	High	Low
May 31, 2011	1.99	1.80
April 30, 2011	2.15	1.94
March 31, 2011	2.30	2.11
February 28, 2011	2.38	2.18
January 31, 2011	2.61	2.16
December 31, 2010	2.81	2.04

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
On September 23, 2008, we entered into a Securities Purchase Agreement with certain institutional investors, or Buyers, for a private placement transaction, and the deal was closed on September 26, 2008. Pursuant to the Securities Purchase Agreement, we sold to the Buyers (i) 498,338 shares of our common stock for a purchase price of $3.01 per share; (ii) Series A Warrants to purchase 249,170 shares of our common stock at an exercise price of $6.00 per share exercisable within five years after the closing date; and (iii) Series B Warrants to purchase 1,277,136 shares of our common stock exercisable upon incurrence of a price reset protection clause and dilutive subsequent issuance. Pursuant to the amendments to the Securities Purchase Agreement, the Buyers also have the option to acquire up to an additional 498,338 shares of common stock, additional Series A Warrants to purchase an aggregate amount of up to 249,170 and Series B Warrants to purchase an aggregate amount of up to 1,277,136 until June 23, 2009. As of the date of this Annual Report, some of the Buyers acquired 60,000 additional shares of our common stock, Series A Warrants to purchase up to 30,000 additional shares of common stock and Series B Warrants to purchase up to 60,000 additional shares of our common stock upon incurrence of a price reset protection and dilutive subsequent issuance. The exercise price of Series A Warrants has been adjusted and amended to US$3.00 with effect from September 26, 2010, in accordance with the reset mechanism as set forth therein. The Securities Purchase Agreement, the form of Series A Warrants and the form of Series B Warrants were filed with SEC as Exhibit 99.2, Exhibit 99.3 and Exhibit 99.4 to our report on Form 6-K on September 24, 2008 (File No. 000-29008).
On April 28, 2009, we and two of our subsidiaries, China Green Industry Group Ltd. and China Green Holdings Ltd., or CGHL, entered into a Subscription Agreement with CMTF Private Equity One, or Subscriber. Pursuant to the Subscription Agreement, CGHL issued to the Subscriber a convertible note with principal amount of US$10.0 million with a three-year maturity and an interest rate equal to Hong Kong Prime Rate. We guaranteed the obligations of CGHL under the convertible note. The convertible note was, at the holder’s option, either convertible into the outstanding ordinary shares of the CGHL or exchangeable for shares of our common stock. The Subscription Agreement and other relevant transaction documents was filed with the SEC as exhibits to our report on Form 6-K dated May 4, 2009 (File No. 000-29008). In November 2009, CMTF Private Equity One exchanged the entire principal amount of the Convertible Note for 3,322,260 shares of our common stock. Such shares have been registered with the SEC with effect from October 20, 2010 with our registration statement on Form F-3 dated September 30, 2010 (File No. 333-169665).

On October 27, 2009, we entered into a Stock Purchase Agreement with China Technology Solar Power Holdings Limited, or CTSPHL Group, and its direct and indirect shareholders to acquire a 51% equity interest in CTSPHL Group in consideration of (i) a cash advance in amount of US$3.0 million; (ii) a number of shares of our common stock to be issued at the closing of acquisition; and (iii) a convertible note with a principal amount equal to US$4.18 million to be issued at the second closing of acquisition. CTSPHL Group, through its wholly-owned subsidiary, is developing a 100 megawatt grid-connected solar power plant project located in Delingha City of Qaidam Basin in Qinghai Province, Northwestern China. Upon execution of the stock purchase agreement, we paid US$3.0 million in cash to Good Million Investments Ltd., the direct shareholder of CTSPHL Group, as a prepayment for the transaction to be solely used for developing and constructing the solar power plant. Due to the fact that the Chinese government has not determined the specific subsidies and incentives for on-grid solar energy applications for Qinghai Province, we encountered difficulties in determining the fair value of the solar power plant. As a result, on October 11, 2010, we entered into an agreement with CTSPHL to terminate the stock purchase agreement. Pursuant to this agreement and subsequent amendments, the cash advance will be repaid to us in instalments. As the date of this Annual Report, the Company has received the first instalment settlement of US$1.0 million. The remaining balance of US$2.0 million will be repaid on or before August 31, 2011. The above-mentioned agreements and amendments thereto were filed with the SEC as exhibits to our reports on Form 6-K (File No. 000-29008).
On December 15, 2009, we entered into an Agency Contract with CTIG, pursuant to which we appointed CTIG as our representative to liaise and negotiate with an equipment supplier regarding the purchase of one a-Si thin film solar panel production line, together with a license covering related patents, proprietary technology, technical service and training. We paid US$1 million to CTIG as a deposit for the purchase. On May 13, 2010, the parties amended the Agency Contract to extend the delivery date for three additional months. On June 22, 2010, we terminated the Agency Contract, as amended, with CTIG and the deposit was refunded in full to us upon termination. A translation of the Agency Contract is filed with the SEC as exhibit to our annual report on Form 20-F dated June 30, 2010.
On April 28, 2010, we entered into a Cooperation Framework Agreement with Xintang Media Technology (Beijing) Limited, or Xintang, its shareholders and associated companies, pursuant to which we intended to acquire Xintang indirectly in consideration of (i) US$5 million in cash as advance payment; (ii) shares of our common stock at a price US$3.01 per share (the “Consideration Shares”); and (iii) warrants to purchase our common stock at an exercise price US$3.50 per share (the “Consideration Warrants”). Xintang is a Chinese company and conducts advertising and media business in China. We paid over Renminbi ten million to Xintang and its shareholders. The completion of this acquisition was contingent upon the satisfaction of a number of conditions, including a fair value determination by an international independent appraiser, completion of restructuring of the target companies, execution of advertising and media business cooperation arrangements between Xintang and Xinhua News Agency and approval from our shareholders in a general meeting. Since the aforesaid conditions precedent have not been satisfied, the parties decided not to proceed with the transaction and to terminate the cooperation framework agreement. We are discussing with Xintang about the details regarding the termination. A translation of the Cooperation Framework Agreement was filed with the SEC as exhibit to our report on Form 6-K dated April 29, 2010 (File No. 000-29008).
On April 28, 2010, we entered into a Subscription Agreement with China Wanhe Investment Limited in connection with a private placement transaction, pursuant to which we agreed to issue and sell 2,000,000 shares of the our common stock at a price of US$3.01 per share. The transaction was completed on May 6, 2010 and we received US$6.02 million of gross proceeds, which we used as working capital for our operations. A translation of the Subscription Agreement was filed with the SEC as exhibit to our report on Form 6-K dated April 29, 2010 (File No. 000-29008). The 2,000,000 shares have been registered with the SEC with effect from October 20, 2010 with our registration statement on Form F-3 dated September 30, 2010 (File No. 333-169665).
On November 5, 2010, we, together with China Green Holdings Limited, one of our wholly-owned subsidiaries, entered into a stock purchase agreement with Linsun Renewable Energy Corporation Limited and its stockholders, pursuant to which we purchased and acquired 100% of the outstanding shares of Linsun Renewable Energy Corporation Limited from its stockholders in consideration of 1,064,827 shares of our common stock. The acquisition was consummated on November 23, 2010. Linsun Renewable Energy Corporation Limited has become one of our wholly-owned subsidiaries and, through its wholly-owned subsidiary Linsun Power Technology (Quanzhou) Corp. Ltd., been manufacturing and selling crystalline PV modules. The execution copy of the stock purchase agreement was filed with the SEC as an exhibit to our report on Form 6-K dated November 8, 2010 (File No. 000-29008).

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
Passive Foreign Investment Company
Based on our current income and assets, we do not believe that for our taxable year ended December 31, 2010, we should be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. We do not expect to be a PFIC in the future although there can be no assurance in that regard.
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
We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change. In particular, because the total value of our assets for purposes of the asset test generally will be calculated using the market price of our common stock, our PFIC status will depend in large part on the market price of our common stock which may fluctuate considerably. Accordingly, fluctuations in the market price of our common stock may result in our being a PFIC for any year. In addition, the composition of our income and assets is affected by how, and how quickly, we spend the cash we raise in any offering. If we are a PFIC for our taxable year ended December 31, 2010 or any other year during which you hold our common stock, we will continue to be treated as a PFIC for all succeeding years during which you hold our common stock.
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
If you hold our common stock in any year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 regarding distributions received on our common stock and any gain realized on the disposition of our common stock. In addition, every U.S. Holder who is a shareholder in a PFIC must file an annual report containing the information required by the Internal Revenue Service.
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
I. Subsidiary Information.
Not Applicable.
Item 11. Quantitative and Qualitative Disclosures About Market Risk.
Foreign exchange risk
We are exposed to the risk of foreign currency exchange rate fluctuation. We have never used derivative instruments to hedge our exchange rate risks. As part of our sales transactions are conducted in Euro and the majority of goods sold are procured in Renminbi, therefore there are foreign exchange transactional risks. The Group is also exposed to foreign currency risk on certain financing activities, which are denominated in the U.S. dollars. As HK$ is pegged to the U.S dollars and therefore we consider the foreign exchange exposure to fluctuation in exchange rate to be minimal. The functional currency of our key operating subsidiaries is the Renminbi. Transactions in other currencies are recorded in Renminbi at the rates of exchange prevailing when the transactions occur. Monetary assets and liabilities denominated in other currencies are converted into Renminbi at rates of exchange in effect at the balance sheet dates. Exchange gains and losses are recorded in our statements of operations as a component of current period earnings.
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
A substantial portion of our operations is conducted through our Chinese operating companies, and their financial performance and position are measured in terms of Renminbi. In addition, from time to time we may have United States dollar denominated borrowings. Any devaluation of the Rmb against the United States dollar would consequently have an adverse effect on our financial performance and asset values when measured in terms of United States dollar.
Our solar products are primarily procured in China for Renminbi. A substantial portion of our solar products are sold to customers in Europe and a substantial portion of our revenues are denominated in Euro. Therefore a decoupling of the Euro may affect our financial performance in the future.
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
Inflation
In recent years, China has not experienced significant inflation, and thus inflation has not had a material impact on our results of operations in recent years. According to the National Bureau of Statistics of China, the change in Consumer Price Index in China was 5.9% in 2008, (0.7)% in 2009 and 3.3% in 2010. We have not in the past been materially affected by any such inflation, but we do not know whether we will not be affected in the future.
Item 12. Description of Securities Other than Equity Securities.
Not Applicable.

PART II
Item 13. Default, Dividend Arrearages and Delinquencies.
None.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.
Not Applicable.
Item 15T. Controls and Procedures.
Disclosure Controls and Procedures
As required by Rules 13a-15(e) and 15d-15(e) under the Exchange Act, our company’s management, including our Chief Executive Officer and our Acting Chief Financial Officer, is responsible for establishing and maintaining effective disclosure controls and procedures, as defined under Rules 13a-15(e) and 15d-15(e) under the Exchange Act. As of December 31, 2010, we performed an evaluation under the supervision and with the participation of our management on the effectiveness of our company’s disclosure controls and procedures. Based on that evaluation, our Chief Executive Officers and our Acting Chief Financial Officer concluded that our disclosure controls and procedures as of December 31, 2010 were not effective because management identified deficiencies in our internal control over financial reporting that they considered to be material weakness in our internal control over financial reporting.
Notwithstanding management’s assessment that our disclosure controls and procedures were ineffective as of December 31, 2010 and the material weakness described below, we believe that the consolidated financial statements included in this Annual Report correctly present our financial condition, results of operations and cash flows for the fiscal years covered thereby in all material respects.
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
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the issuer’s annual or interim financial statements will not be prevented or detected on a timely basis. Because of the material weaknesses described below, management concluded that our internal control over financial reporting was not effective as of December 31, 2010 using framework established in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
The specific material weaknesses identified by management as of December 31, 2010 are described as follows:
(1)	lack of internal audit department to perform the internal auditing function over financial reporting in our company;

(2)	lack of accounting personnel with knowledge of U.S. GAAP and SEC financial reporting requirements; and

(3)	lack of an investment committee, which should comprise directors with appropriate experience, in performing comprehensive pre-investment feasibility study on prospective investment projects in order to assess the risks associated with the projects, the expected returns, and the resources that the Company is expected to deploy in these projects. There is also a lack of such investment committee, or any other designated management and accounting presonnel within the Company, who possess the required skills and knowledge to monitor the ongoing peformance of the investments made by the Company, and to perform periodic impairment assessment on the respective carrying amounts and related prepayments and advances of the investments according to the requirements of US GAAP when indicators of impairment exist.
This Annual Report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting due to final rules of the SEC with Release Nos. 33-9142 and 34-62914 for non-accelerated filers. Our management’s report regarding internal control over financial reporting in this Annual Report is not subject to attestation by our Company’s registered public accounting firm pursuant to final rules of the SEC with Release Nos. 33-8934, 34-58028 and 2009-213.
Changes in internal control over financial reporting
We are in the process of developing and implementing remediation plans to address our material weakness. During the year ended December 31, 2010, we made the following changes to our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting:
(1)	improvement of additional communications to receive internal and external information relating to fraud prevention,

(2)	establishment of more detailed policies and procedures relating to fraud prevention in our employee code of conduct,

(3)	training our existing accounting personnel on U.S. GAAP and other financial reporting requirements promulgated by the SEC.
Our management anticipates remedying the deficiencies to our company’s internal controls and has planned to implement a series of additional remedial measures in 2011, including (1) design internal audit functions and assign proper personnel to take internal audit responsibilities, (2) recruitment of more qualified personnel to take financial reporting responsibilities; (3) establishment of investment committee and perform comprehensive pre-investment feasibility assessments on prospective investment projects, and also conduct thorough impairment assessment on all our investments on a regular basis; and (4) improvement of other internal policies. The exercise will be supervised and with the participation of our management. We are currently still reviewing our efforts to improve our internal controls and may in the future identify additional deficiencies to our internal controls. Should we discover any additional deficiencies, we intend to take appropriate measures to correct or improve our internal controls.
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

Item 16B. Code of Ethics.
Our Board of Directors has adopted a Code of Ethics that applies to all of our directors and officers, including our Chief Executive Officer, Chief Financial Officer and Principal Accounting Officer. We filed the Code of Ethics as Exhibit 14.1 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 000-29008). An electronic version of the Code of Ethics is posted on our website www.chinactdc.com. A hardcopy of the Code of Ethics is available upon request at our principal place of business at Unit 10-11, 10/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central, Hong Kong.
Item 16C. Principal Accountant Fees and Services.
Audit Fees
The audit fees billed by PricewaterhouseCoopers Zhong Tian CPAs Limited Company, our independent registered public accounting firm, for the fiscal year ended December 31, 2010 and 2009 amounted to approximately Rmb2.32 million and Rmb1.37 million, respectively. The audit fees billed by Deloitte Touche Tohmatsu CPA Ltd, our former independent registered public accounting firm, for the fiscal year ended December 31, 2008 amounted to approximately Rmb1.04 million.
Audit-Related Fees
Deloitte Touche Tohmatsu CPA Ltd charged our company Rmb0.2 million to issue a consent for inclusion of their audit report for the fiscal year ended December 31, 2008 in our 2010 Annual Report.
Tax Fees
The statutory tax filings of BHLHK required by applicable regulations Hong Kong for the fiscal year ended December 31, 2009 was performed by S L Lee & Lau.
Policy on Pre-Approval of Audit and Permissible Non-Audit Services of Independent Auditors
Our Audit Committee pre-approves all audit and permissible non-audit services provided by our independent auditors. These services may include audit services and other services.
Audit of Financial Statements
PricewaterhouseCoopers Zhong Tian CPAs Limited Company has been our principal independent registered public accounting firm for the years ended December 31, 2009 and 2010. Deloitte Touche Tohmatsu CPA Ltd was our previous principal independent registered public accounting firm.
Item 16D. Exemptions from the Listing Standards for Audit Committee.
Not Applicable.
Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers.
Not Applicable.
Item 16F. Change in Registrant’s Certifying Accountant.
Not Applicable.
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
We currently comply with the specifically mandated provisions of the Rule 5600 Series. However, we are permitted to follow the corporate governance practices in the British Virgin Islands in lieu of certain corporate governance requirements contained in the Rule 5600 Series and we have determined not to comply with the following provisions of the Rule 5600 Series since the laws of the British Virgin Islands do not require compliance:

•	Nasdaq Rule 5605(b)(2) requires U.S. domestic issuers to hold regularly scheduled meetings at which only independent directors are present. Our independent directors did not meet in executive session in 2010.

•	Nasdaq Rule 5605(d) requires that compensation of executive officers must be determined, or recommended to the board of directors for determination, either by committee comprised solely of independent directors or by a majority of independent members of the board of directors. In addition, Rule 5605(d) provides that the chief executive officer may not be present during a vote or deliberations concerning his compensation. Our Compensation Committee, which is comprised solely of independent directors, makes recommendations to our Board of Directors concerning salaries and incentive compensation for our executive officers and directors and administrates our stock option plans, but our Chief Executive Officer may be present and participate in the deliberations concerning his compensation. In addition, the Compensation Committee has authorized our Chief Executive Officer to determine the compensation and bonus for other executive officers.

•	Nasdaq Rule 5630 requires related party transactions to be reviewed and overseen on an ongoing basis by the company’s audit committee or other independent body of the board of directors.

•	In addition, we are not required to solicit shareholder approval of the following: stock plans, including those in which our officers or directors may participate; stock issuances that will result in a change in control; the issuance of our stock in related party transactions or other transactions in which we may issue 20% or more of our outstanding shares; and below market issuances of 20% or more of our outstanding shares to any person (Nasdaq Rule 5635).
We may in the future determine to voluntarily comply with one or more of the foregoing provisions of the Rule 5600 Series.
Item 17. Financial Statements.
We have elected to provide financial statements pursuant to Item 18 (see below).
Item 18. Financial Statements.
The financial statements are filed as Attachment A hereto and are included as part of this Annual Report on Form 20-F.

Item 19. Exhibits.
The following exhibits are furnished along with this Annual Report or are incorporated by reference as indicated.

Exhibit
Number	Description of Document

1.1	Amended and Restated Memorandum and Articles of Association of China Technology Development Group Corporation, adopted on October 19, 2007 (1)

4.1	Stock Purchase Agreement with CTSPHL Group and its shareholders, dated as of October 27, 2009 (3)

4.2	Translation of agreement with CTIG dated as of December 15, 2009 (4)

4.3	Subscription Agreement with China Wanhe Investment Limited dated as of April 28, 2010 (5)

4.4	Translation of Cooperation Framework Agreement with Xintang Media Technology (Beijing) Ltd. dated as of April 28, 2010 (5)

4.5	Stock Purchase Agreement with Linsun Renewable Energy Corporation Limited and its shareholders dated as of November 5, 2010 (6)

8.1	List of all subsidiaries

11.1	Code of Ethics (2)

12.1	Certification of Chief Executive Officer required by Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Acting Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer and Acting Chief Financial Officer required by Section 906 of the Sarbanes-Oxley Act of 2002

23.1	Consent of Deloitte Touche Tohmatsu CPA Ltd. to the incorporation by reference in the Registration Statements on Form S-8 (file numbers 333-168021, 333-160837, 333-147806, 333-139608 and 333-127423) and Form F-3 (file number 333-169665) of their report dated June 26, 2009 included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2010

23.2	Consent of PricewaterhouseCoopers Zhong Tian CPAs Limited Company to the incorporation by reference in the Registration Statements on Form S-8 (file numbers 333-168021, 333-160837, 333-147806, 333-139608 and 333-127423) and Form F-3 (file number 333-169665)of their report dated June 28, 2011 included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2010

Notes:

(1)	—	incorporated by reference to the exhibits to our annual report on Form 20- F for the fiscal year ended December 31, 2007.

(2)	—	incorporated by reference to the exhibits to our annual report on Form 20-F for the fiscal year ended December 31, 2006.

(3)	—	incorporated by reference to the exhibits to our report on Form 6-K filed with the SEC dated October 27, 2009.

(4)	—	incorporated by reference to the exhibits to our annual report on Form 20-F for the fiscal year ended December 31, 2009.

(5)	—	incorporated by reference to the exhibits to our report on Form 6-K filed with the SEC dated April 29, 2010.

(6)	—	incorporated by reference to the exhibits to our report on Form 6-K filed with the SEC dated November 8, 2010.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION

Date: June 28, 2011	/s/ Tairan Guo
	Name:	Tairan Guo
	Title:	Acting Chief Financial Officer

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of
China Technology Development Group Corporation
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in shareholders’ equity and cash flows present fairly, in all material respects, the financial position of China Technology Development Group Corporation (the “Company”) and its subsidiaries (collectively, the “Group”) at December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
/s/ PricewaterhouseCoopers Zhong Tian CPAs Limited Company
Shenzhen, the People’s Republic of China
June 28, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of
China Technology Development Group Corporation
     We have audited the accompanying consolidated statements of operations, changes in shareholders’ equity, and cash flows of China Technology Development Group Corporation and its subsidiaries (the “Group”) for the year ended December 31, 2008. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.
     We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
     In our opinion, such consolidated financial statements present fairly, in all material respects, the results of China Technology Development Group Corporation and its subsidiaries’ operations and their cash flows for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.
/s/ Deloitte Touche Tohmatsu CPA Ltd.
Shenzhen, China
June 26, 2009

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts expressed in thousands except per share data)
For the years ended December 31, 2008, 2009 and 2010

	Notes	2008	2009	2010	2010
		Rmb	Rmb	Rmb	US$ (Note 2 (h))

Continuing operations:
Revenues		10	—	53,700	8,134
Cost of sales		(20)	—	(45,113)	(6,833)

Gross income (loss)		(10)	—	8,587	1,301

Research and development expenses		(133)	(552)	(557)	(84)
Selling expenses		—	—	(3,436)	(520)
General and administrative expenses*		(24,195)	(24,970)	(32,530)	(4,927)
Impairment on property, plant and equipment	9	—	(6,463)	(591)	(89)
Impairment on inventories		—	(346)	—	—

Operating loss		(24,338)	(32,331)	(28,527)	(4,319)

Other income (expense):
Interest income		79	7	40	6
Finance costs		(475)	(5,799)	(83)	(13)
Impairment on prepayment for business acquisition	7	—	—	(10,301)	(1,560)
Change in fair value of trading securities		—	—	1,162	176
Gain on disposal of trading securities		—	—	5,196	787
Dividend income from available-for-sale securities		48	71	—	—
(Loss) gain on disposal of available-for-sale securities		(14,049)	111	(213)	(32)
Impairment on available-for-sale securities		(15,213)	—	(3,549)	(538)
Impairment on other investments		—	(571)	(489)	(74)
Change in fair value of investment in convertible note		—	—	1,917	290
Change in fair value of derivative embedded in convertible note	12,21	—	(5,040)	—	—
Change in fair value of warrants and option rights	12,17	(1,236)	3,798	555	84
Loss on debt extinguishment	21	—	(3,434)	—	—
Subsidies from government		—	600	—	—
Exchange loss		(268)	(218)	(442)	(68)
Others, net		(36)	(2)	(491)	(74)

Loss before income tax expenses		(55,488)	(42,808)	(35,225)	(5,335)

Income tax credits (expenses)	4	712	112	104	16

Loss from continuing operations		(54,776)	(42,696)	(35,121)	(5,319)

Discontinued operations:	5
Profit from discontinued operations, net of income taxes		858	4,227	—	—

Net loss for the year attributable to the shareholders of the Company		(53,918)	(38,469)	(35,121)	(5,319)

Net loss per share	14
-Basic and diluted		(3.34)	(2.42)	(1.69)	(0.26)

Net loss per share from continuing operations	14
-Basic and diluted		(3.39)	(2.68)	(1.69)	(0.26)

Net earnings per share from discontinued operations	14
-Basic and diluted		0.05	0.26	—	—

Weighted average common shares (in thousands)	14
-Basic and diluted		16,160	15,927	20,746	20,746

*	Included in general and administrative expenses are stock-based compensation of Rmb8,738, Rmb8,706 and Rmb8,015 for the years ended December 31, 2008, 2009 and 2010, respectively.
The accompanying notes are an integral part of these consolidated financial statements.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
CONSOLIDATED BALANCE SHEETS
(Amounts expressed in thousands except share and per share data)
As of December 31, 2009 and 2010

	Notes		2009	2010	2010
			Rmb	Rmb	US$ (Note 2 (h))
ASSETS
CURRENT ASSETS
Cash and cash equivalents			24,611	14,014	2,123
Other investments			336	—	—
Trading securities	12		3,825	20,429	3,094
Available-for-sale securities	12,19		27,432	14,120	2,139
Trade accounts receivable, net of Nil allowance for doubtful accounts as of December 31, 2009 and 2010, respectively			—	19,354	2,931
Inventories (As of December 31, 2009 including raw materials of Rmb82, finished goods of Rmb210; as of December 31, 2010 including raw materials of Rmb5,661, work-in-progress of Rmb279, finished goods of Rmb907)			292	6,847	1,037
Value added tax and business tax recoverable			—	5,481	830
Due from related parties	15		12,053	2,455	372
Prepaid expenses and other current assets	6		716	29,686	4,496
Prepayment for business acquisition, net of impairment provision of nil and Rmb10,301 as of December 31, 2009 and 2010 respectively	7		—	—	—

TOTAL CURRENT ASSETS			69,265	112,386	17,022
Prepayment for land use right	8		4,310	4,220	639
Property, plant and equipment, net	9		25,258	31,428	4,760
Intangible assets	10		—	12,962	1,963
Goodwill	10		—	4,859	736
Deposit for investment	20		20,602	—	—

TOTAL ASSETS			119,435	165,855	25,120

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Trade accounts payable			3	11,803	1,788
Accrued professional fees			3,713	4,098	621
Income tax payable			—	63	10
Due to related parties	15		8,944	9,238	1,399
Government subsidies			300	300	45
Liabilities relating to warrants	12		3,003	2,448	371
Short term loan	11(a	)	—	6,041	915
Other current liabilities and accrued expenses	11(b	)	3,465	11,156	1,689

TOTAL CURRENT LIABILITIES			19,428	45,147	6,838

Deferred tax liabilities-non-current	4		2,306	5,434	823

TOTAL LIABILITIES			21,734	50,581	7,661
Contingencies and commitments	22
SHAREHOLDERS’ EQUITY
Common stock, (US$0.01 par value; 4,000,000,000 authorized in 2009 and 2010; 19,300,390 and 22,425,216 shares issued and outstanding as of December 31, 2009 and 2010, respectively)	17		1,463	1,670	253
Preferred stock, (US$0.01 par value; 1,000,000,000 shares authorized; 1,000,000 shares issued and outstanding as of December 31, 2009 and 2010)	18		77	77	12
Additional paid-in capital			482,329	545,911	82,685
Accumulated deficit			(384,299)	(419,420)	(63,527)
Accumulated other comprehensive loss			(1,869)	(12,964)	(1,964)

TOTAL SHAREHOLDERS’ EQUITY			97,701	115,274	17,459

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY			119,435	165,855	25,120

The accompanying notes are an integral part of these consolidated financial statements.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Amounts in thousands except share data)
For the years ended December 31, 2008, 2009 and 2010

							Accumulated
					Additional		other	Total
	Preferred stock		Common stock		paid in	Accumulated	comprehensive	shareholders’
	Shares	Amount	Shares	Amount	capital	deficit	(loss) income	equity
		Rmb		Rmb	Rmb	Rmb	Rmb	Rmb
Balance at January 1, 2008	1,000,000	77	15,028,665	1,170	369,779	(292,873)	2,036	80,189
Issue of common stock, warrants and options to investors (net of offering cost of Rmb682)	—	—	498,338	34	7,809	—	—	7,843
Shares issued upon exercise of stock options	—	—	16,666	1	357	—	—	358
Modification of warrants issued to non-employees in prior year	—	—	—	—	2,364	—	—	2,364
Stock-based compensation	—	—	—	—	6,374	—	—	6,374
Contribution by major shareholder — China Technology Investment Group Limited (formerly known as China Biotech Holdings Limited), (“CTIG”)	—	—	—	—	7,923	—	—	7,923
Components of comprehensive loss:
Net loss	—	—	—	—	—	(53,918)	—	(53,918)
Reclassification adjustment upon disposal of available-for-sale securities, net of tax provision of Rmb1,325	—	—	—	—	—	—	(6,247)	(6,247)
Translation adjustment	—	—	—	—	—	—	(2,656)	(2,656)

Total comprehensive loss for the year								(62,821)

Balance at December 31, 2008	1,000,000	77	15,543,669	1,205	394,606	(346,791)	(6,867)	42,230
Effect of adoption of ASC 815-40-15 resulting from reclassification of warrants and option rights (Note 17)	—	—	—	—	(8,488)	961	—	(7,527)

Balance at 1 January 2009	1,000,000	77	15,543,669	1,205	386,118	(345,830)	(6,867)	34,703

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Amounts in thousands except share data)
For the years ended December 31, 2008, 2009 and 2010

							Accumulated
					Additional		other	Total
	Preferred stock		Common stock		paid in	Accumulated	comprehensive	shareholders’
	Shares	Amount	Shares	Amount	capital	deficit	(loss) income	equity
		Rmb		Rmb	Rmb	Rmb	Rmb	Rmb
Issue of shares upon exercise of option rights	—	—	60,000	4	1,121	—	—	1,125
Shares issued upon exercise of stock options	—	—	136,864	10	2,580	—	—	2,590
Issue of shares upon conversion of convertible note	—	—	3,322,260	228	80,764	—	—	80,992
Issue of shares upon exercise of stock purchase warrant	—	—	14,776	1	(1)	—	—	—
Issue of shares upon exercise of Warrant B	—	—	222,821	15	3,041	—	—	3,056
Stock-based compensation	—	—	—	—	8,706	—	—	8,706
Components of comprehensive loss:
Net loss	—	—	—	—	—	(38,469)	—	(38,469)
Net unrealized gain on available-for-sale securities	—	—	—	—	—	—	9,228	9,228
Translation adjustment	—	—	—	—	—	—	(4,230)	(4,230)

Total comprehensive loss for the year								(33,471)

Balance at December 31, 2009	1,000,000	77	19,300,390	1,463	482,329	(384,299)	(1,869)	97,701
Issue of shares, net of offering costs	—	—	3,064,827	203	52,324	—	—	52,527
Shares issued upon exercise of stock options	—	—	59,999	4	752	—	—	756
Stock-based compensation	—	—	—	—	8,015	—	—	8,015
Issue of warrants	—	—	—	—	2,491	—	—	2,491
Components of comprehensive loss:
Net loss	—	—	—	—	—	(35,121)	—	(35,121)
Net unrealized loss on available-for-sale securities	—	—	—	—	—	—	(9,374)	(9,374)
Translation adjustment	—	—	—	—	—	—	(1,721)	(1,721)

Total comprehensive loss for the year								(46,216)

Balance at December 31, 2010	1,000,000	77	22,425,216	1,670	545,911	(419,420)	(12,964)	115,274

The accompanying notes are an integral part of these consolidated financial statements.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts expressed in thousands)
For the years ended December 31, 2008, 2009 and 2010

	2008	2009	2010	2010
	Rmb	Rmb	Rmb	US$
Cash flows from operating activities
Net loss	(53,918)	(38,469)	(35,121)	(5,319)
Adjustments to reconcile net loss to net cash used in operating activities
Stock-based compensation	8,738	8,706	8,015	1,214
Warrants granted as service compensations	—	—	2,491	377
Impairment on property, plant and equipment	—	6,463	591	89
Impairment on inventories	—	346	—	—
Amortization of intangible assets	—	—	220	33
Amortization of long-term prepayment for land use right	90	90	90	14
Depreciation	2,093	2,425	2,043	309
Loss (gain) on disposal of available-for-sale securities	14,049	(111)	213	32
Gain on disposal of trading securities	—	—	(5,196)	(787)
Change in fair value of trading securities	—	—	(1,162)	(176)
Change in fair value of investment in convertible note	—	—	(1,917)	(290)
Impairment on available-for-sale securities	15,213	—	3,549	538
Impairment on other investments	—	571	489	74
Impairment on deposit for business acquisition	—	—	10,301	1,560
Finance costs	—	5,760	—	—
Loss on debt extinguishment	—	3,434	—	—
Change in fair value of derivative embedded in convertible note	—	5,040	—	—
Change in fair value of warrants and option rights	1,236	(3,798)	(555)	(84)
Gain on disposal of subsidiaries	—	(4,560)	—	—
Deferred tax benefit	(112)	(112)	(167)	(25)
Changes in assets and liabilities:
Decrease (increase) in trade accounts receivable	289	398	(13,662)	(2,069)
Decrease (increase) in inventories	16	(428)	(979)	(148)
(Increase) decrease in due from related parties and other current assets	201	(6,519)	1,230	186
Increase in value added tax and business tax recoverable	—	—	(4,152)	(629)
(Decrease) increase in trade accounts payable	(267)	(124)	10,539	1,596
Increase in government subsidies	—	300	—	—
Increase in amount due to related parties	2,301	—	2,548	386
(Decrease) increase in other current liabilities and accrued expenses	(4,348)	2,260	(11,429)	(1,731)
(Decrease) increase in income taxes payable	(600)	—	63	10
Increase in taxes recoverable	(112)	—	—	—
Decrease in cash classified as held for sale	—	1,060	—	—

Net cash used in operating activities	(15,131)	(17,268)	(31,958)	(4,840)

Cash flows from investing activities
Decrease (increase) in account maintained with a security broker	11	(20)	—	—
Acquisitions of subsidiaries, net of cash acquired	—	—	1,415	214
Cash and cash equivalents disposed of upon disposal of subsidiaries, net of cash received	—	(830)	—	—
Proceeds from disposal of available-for-sale securities and trading securities	14,633	28,794	33,813	5,121
Purchase of available-for-sales securities and trading securities	(13,100)	(46,853)	(28,427)	(4,306)
Investment in convertible notes	—	—	(14,280)	(2,163)
Prepayment for acquisition of property and equipment	(4,525)	4,525	—	—
Prepayment for business acquisition	—	(20,602)	(10,301)	(1,560)
Purchases of property, plant and equipment	(10,972)	(805)	(4,189)	(634)

Net cash used in investing activities	(13,953)	(35,791)	(21,969)	(3,328)

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
(Amount expressed in thousands)
For the years ended December 31, 2008, 2009 and 2010

	2008	2009	2010	2010
	Rmb	Rmb	Rmb	US$

Cash flows from financing activities
Proceeds from issue of common stock, warrants and/or option rights	9,365	1,240	39,664	6,008
Offering costs for issue of common stock, warrants and/or option rights	(469)	(74)	(1,991)	(302)
Proceeds from exercise of stock options	358	2,590	756	115
Proceeds from issue of convertible note, net of issuance costs	—	68,672	—	—
Overdraft from security account	1,499	(1,499)	—	—
Contribution by a substantial shareholder- CTIG	7,923	—	—	—
Proceeds from draw down of a short term loan	—	—	6,041	915

Net cash generated from financing activities	18,676	70,929	44,470	6,736

Effect of exchange rate changes on cash and cash equivalents	(668)	(29)	(1,140)	(173)

Net (decrease) increase in cash and cash equivalents	(11,076)	17,841	(10,597)	(1,605)

Cash and cash equivalents at beginning of year	18,906	6,770	24,611	3,728

Less: Cash and cash equivalents at end of period from discontinued operations	(1,060)	—	—	—

Cash and cash equivalents at end of year	6,770	24,611	14,014	2,123

Supplemental disclosure of cash flow information
Interest paid	475	39	83	13

Supplemental disclosure non-cash investing and financing activities
Issue of warrants as offering costs for financing activities in 2008 and 2009	682	54	—	—
Construction costs funded through accrued expenses and other current liabilities	—	231	—	—
Conversion of convertible note in 2009	—	82,975	—	—
Purchase of property, plant and equipment funded through accrued expenses and other current liabilities	81	66	82	12
Business acquisition through issuance of shares (Note 3)	—	—	14,854	2,215
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
     On September 7, 2007, the management of the Company approved the Group’s strategic plan and decided to enter into the business of the development and manufacturing of solar energy products (“Solar Energy Operations”) in order to become a provider of clean and renewable energy products focusing on solar energy business. On December 10, 2007, the Group acquired Faster Assets Limited (“Faster Assets”), a BVI company which owns 100% equity interest in China Merchants Zhangzhou Development Zone Broad Shine Solar Technology Ltd. (“Broad Shine”), incorporated under laws of China (collectively “Faster Group”) from CTIG, in order to enable the Group to enter into the Solar Energy Operations. In return, the Company issued 782,168 shares of common stock (“Common Stock”) and 1,000,000 shares of Series A preferred stock (“Preferred Stock”) to CTIG, one of the major shareholders of CTDC, for consideration of Rmb20,700.
     On December 29, 2008, the Company entered into a sale and purchase agreement to sell its wholly-owned subsidiary Jingle and its subsidiaries, BHLNet and BBHL (collectively, “Jingle Group”), to Sentron Enterprises Limited, an independent party for a cash consideration of HK$200. (See Note 5 for details of disposal and discontinued operations).
     On October 27, 2009, the Company entered into a Stock Purchase Agreement with China Technology Solar Power Holdings Limited ( “CTSPHL”), and its direct and indirect shareholders to acquire a 51% equity interest in CTSPHL. CTSPHL, through its wholly-owned subsidiary, is developing a 100 megawatt grid-connected solar power plant project located in Delingha City of Qaidam Basin in Qinghai Province, Northwestern China. In connection therewith, the Company paid US$3,000 in cash to Good Million Investment Ltd., the direct shareholder of CTSPHL, as a prepayment for the transaction upon execution of the Stock Purchase Agreement. The Stock Purchase Agreement was terminated on October 11, 2010 after discussion between the parties. Refer to Note 20 for details.
     On April 28, 2010, the Group entered into a Cooperation Framework Agreement with Xintang Media Technology (Beijing) Limited (“Xintang”), its shareholders and associated companies, pursuant to which the Group intended to acquire 100% equity interests in Xintang indirectly. Xintang is a company incorporated in China and conducts advertising and media business in China. Pursuant to this proposed investment, the Company paid Rmb10,301 to Xintang and its shareholders as a prepayment. Since certain of the aforesaid conditions precedent had not been satisfied, the parties decided not to proceed with the transaction and to terminate the cooperation framework agreement. See Note 7 for more details.
     On November 5, 2010, the Group, together with China Green Holdings Limited, one of the Company’s wholly-owned subsidiaries, entered into a stock purchase agreement with Linsun Renewable Energy Corporation Limited (“LSRHK”) and its shareholders, pursuant to which the Company purchased and acquired 100% of the equity interests in LSRHK and its wholly-owned subsidiary Linsun Power Technology (Quanzhou) Corp. Ltd. (LSPPRC), collectively known as (“Linsun Group”) from its shareholders at a consideration of US$2,215, settled by the issuance of 1,064,827 shares of the Company’s common stock. The acquisition was completed on November 23, 2010 and LSRHK became one of the Company’s wholly-owned subsidiaries. Linsun Group is engaged in manufacturing and sale of crystalline PV modules. See Note 3 for more details.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, except share data or unless otherwise stated)
1 Nature of operations and basis of presentation (Cont’d)
     During the year ended December 31, 2008, 2009 and 2010, the Group reported net loss of approximately Rmb53,918, Rmb38,469 and Rmb35,121 respectively. During the year ended December 31, 2008, 2009 and 2010, the Group reported net negative cash flow from operations of approximately Rmb15,131, Rmb17,268 and Rmb31,958 respectively. The cash and cash equivalent balance as at December 31, 2010 was Rmb14,014.
     The directors of the Company believe that the Group will be able to generate adequate cash flow to finance its operations and meet its cash obligations in the following 12 months from December 31, 2010 based on the following:
—	positive operating cash flows are expected to be generated from the profitable operations of manufacturing and sale of solar modules;

—	realization in the open market of available for sale and trading securities with ending carrying amounts at approximately Rmb34,549 as of December 31, 2010, for cash; and

—	tight controls exercised by the board of directors on timing and magnitude of cash outlays for investments initiatives; and

—	proceeds from sales of equity and/or debt securities to investors and borrowings, as would be considered necessary.
     Accordingly, the financial statements as of December 31, 2010 had been prepared on a going concern basis.
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
(b) Business combinations
The Group accounts for its business combinations using the purchase method of accounting. This method requires that the acquisition cost to be allocated to the assets, including separately identifiable intangible assets, and liabilities the Group acquired based on their estimated fair values.
The cost of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total of cost of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement.
The determination and allocation of fair values to the identifiable assets acquired and liabilities assumed is based on various assumptions and valuation methodologies requiring considerable management judgment. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. The Company determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of assets and forecasted life cycle and forecasted cash flows over that period. Although the Company believes that the assumptions applied in the determination are reasonable based on information available at the date of acquisition, actual results may differ from the forecasted amounts and the difference could be material.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, except share data or unless otherwise stated)
2 Summary of significant accounting policies (continued)
(c) Use of Estimates
     The preparation of the consolidated financial statements in conformity with US GAAP requires management of the Group to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant accounting estimates reflected in the Group’s consolidated financial statements included the valuation of deferred tax assets, useful lives and impairment of property, plant and equipment, goodwill and intangible assets, impairment of inventories, impairment of available-for-sale securities, impairment of deposits made for proposed acquisitions, and fair value of stock options and financial instruments. Actual results could differ from those estimates.
(d) Revenues
     Revenues arise from product sales and the rendering of services. Revenue is recognized when all of the following criteria are met: (i) persuasive evidence of an arrangement exists; (ii) delivery has occurred or services have been rendered; (iii) the sellers’ price to the buyer is fixed or determinable; and (iv) collectability is reasonably assured. Specifically, product sales represent the invoiced value of goods, net of discounts, supplied to customers. Revenues from product sales are recognized upon delivery to customers, when the products have been accepted by customers and when title has been passed. Rendering of services represents fees charged on the provision of information technology and network security consulting services. Fees on such services are subject to acceptance and are recognized upon the completion of the underlying services, the receipt of customer’s acceptance and when collectability of the fees is reasonably assured.
     The Company’s subsidiaries are subject to value-added tax of 17% or business tax of 5% on the revenue earned for goods and services, respectively, sold in the People’s Republic of China (“PRC”). The Group presents revenue, net of such value-added tax or business tax, which amounted to Rmb5,518, Rmb4 and Rmb53,700 for the years ended December 31, 2008, 2009 and 2010, respectively.
(e) Income Taxes
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
     The Group has no material uncertain tax positions as of December 31, 2008, 2009 and 2010.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, except share data or unless otherwise stated)
2 Summary of significant accounting policies (continued)
(f) Concentration of credit risk
     During the year ended 31 December 2010, the Group started to engage in the business of manufacturing and selling solar modules to industrial users. All the Group’s revenue is derived from sales to customers located in PRC, Hong Kong and Europe. For the year ended 31 December 2010, 4 customers accounted for 29.3%, 24.2%, 16.3% and 12.8% of the Company’s net revenue respectively.
Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, trade accounts receivable and amounts due from related parties. As of December 31, 2009 and 2010, substantially all of the Company’s cash and cash equivalents were held by major financial institutions located in the PRC and Hong Kong, which the management believes are of high credit quality. The Company has also put in place policies to ensure that sale of goods to customers with an appropriate credit history and the Company performs periodic credit evaluations of its customers. As of December 31, 2009, the Group did not have trade accounts receivable balance.
(g) Foreign currency transaction gains and losses and translation of foreign currencies
     Transactions denominated in other currencies are translated into the functional currency of the respective entities at exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into functional currencies at rates of exchange in effect on the balance sheet dates. All such exchange gains and losses are included in the statements of operations.
     The functional currency of the Company is Hong Kong dollar (“HK$”). The functional currency of the subsidiaries of the Group that are established in the PRC is Renminbi (“Rmb”). The Group has chosen Rmb as its reporting currency. Assets and liabilities are translated using the exchange rates in effect at the balance sheet date and average exchange rates for the period are used for translation of revenue and expense transactions. Gains and losses resulting from foreign currency translation to reporting currency are recorded in accumulated other comprehensive (loss) income in the consolidated statements of changes in shareholders’ equity for the years presented.
     As majority of commercial transactions are conducted in the respective functional currency of the entities within the Group, the foreign exchange risks are minimal. The Group is however exposed to foreign currency risk on certain financing activities, which are denominated in the United States Dollars (“U.S. dollars” or “US$”). Due to the fact that HK$ is pegged to the U.S. dollars, the management considers the foreign exchange exposure to fluctuation in exchange rate between US$ and HK$ to be minimal.
     The Group does not have a foreign currency hedging policy. However, management of the Group monitors foreign exchange exposure and will consider hedging significant currency exposure should the need arise.
(h) Translation into United States Dollars
     The consolidated financial statements of the Group are presented in Rmb. Translations of amounts from Rmb into U.S. dollars are solely for the convenience of the reader and were calculated at the rate of (Rmb6.60231=US$1) on December 31, 2010 representing the exchange rates set forth in the H.10 statistical release of the U.S. Federal Reserve Board. The translation is not intended to imply that the Rmb amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on December 31, 2010 or at any other rate.
(i) Property, plant and equipment and land use right
     Property, plant and equipment are stated at historical cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets. The estimated useful lives of property, plant and equipment are as follows:

Buildings	20 years
Plant and machinery	10 years
Computer equipment	3 years
Furniture, fixtures and office equipment	3 years
Motor vehicles	5 years

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, except share data or unless otherwise stated)
2 Summary of significant accounting policies (continued)
(i) Property, plant and equipment and land use right (continued)
     All land in the PRC is owned by the government. According to PRC law, the government may sell the right to use of the land for a specified period of time. Thus, all of the land use rights purchased by the Group in the PRC are considered to be leasehold land and classified as land use right. These land use rights are amortized on a straight-line basis over the term of the land use rights of 50 years. Amortization expense was Rmb90, Rmb90 and Rmb90 for years ended December 31, 2008, 2009 and 2010, respectively.
(j) Construction in progress
     Construction in progress represents buildings, structures, plant and machinery and other property, plant and equipment under construction or installation and is stated at cost less any impairment losses, and is not depreciated. Cost comprises direct costs of construction, installation and testing as well as capitalized borrowing costs on related borrowed funds during the period of construction or installation. No interest was capitalized for the years ended December 31, 2008, 2009 and 2010. Construction in progress is reclassified to the appropriate category of property, plant and equipment when completed and ready for use.
(k) Intangible assets acquired through business combinations
An intangible asset is required to be recognized separately from goodwill based on its estimated fair value if such asset arises from contractual or legal right or if it is separable as defined by ASC 805 (formerly referred to as SFAS No. 141 (Revised 2007) “Business Combinations”). Intangible assets arising from the acquisitions of subsidiaries are initially recognized and measured at estimated fair value upon acquisition. Amortization is computed using the straight-line method over the following estimated useful lives:

Long term supply contract	5 years
Customer relationship	5 years
(l) Goodwill
     Goodwill is measured as the excess of (i) the total of cost of acquisition, fair value of the non controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement. In a business combination, any acquired intangible assets that do not meet separate recognition criteria as specified in ASC 805 are included within goodwill.
In accordance with ASC 350 (formerly referred to as SFAS No. 142 “Goodwill and other intangible assets”), no amortization is recorded for goodwill. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. In December of each year, the Company tests impairment of goodwill at the reporting unit level and recognizes impairment in the event that the carrying value exceeds the fair value of each reporting unit. No impairment losses were recorded in the years ended December 31, 2008, 2009 and 2010.
(m) Impairment or disposal of long lived assets
     Long-lived assets are assessed for impairment when events and circumstances exist that indicate the carrying amount of these assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of any impairment loss for long-lived assets and certain identifiable intangible assets that management expects to hold and use is based on the amount the carrying value exceeds the fair value of the asset. No impairment charge was recognized for the year ended December 31, 2008. Impairment of property, plant and equipment of RMB6,463 and Rmb591 was recognized for the years ended December 31, 2009 and 2010 respectively.
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

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, except share data or unless otherwise stated)
2 Summary of significant accounting policies (continued)
(n) Trade accounts receivable
     Trade accounts receivable are stated at the amount invoiced, less allowance for doubtful accounts. An allowance for doubtful accounts is recorded based on a combination of historical experience, aging analysis and information on specific accounts. Account balances are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Management has determined that no allowance is required at December 31, 2008, 2009 and 2010.
(o) Inventories
     Inventories are carried at the lower of cost or net realizable value. Cost is determined using the weighted average method. Net realizable value is determined by reference to the sales proceeds of items sold in the ordinary course of business or to a management estimate based on prevailing market conditions.
(p) Cash and cash equivalents
     Cash and cash equivalents include cash on hand, demand deposits with banks and liquid investments with an original maturity of three months or less. The carrying value of cash equivalents approximates their fair value.
(q) Investment in securities
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
     Investments designated as available-for-sale (“AFS”) are reported at fair value, with unrealized gains and losses, net of tax, recorded in accumulated other comprehensive (loss) income in shareholders’ equity. Realized gains or losses are charged to the income during the period in which the gain or loss is realized.
     The Group reviews its investment in AFS for potential impairment based on: the length of the time and extent to which the market value has been below cost; the financial condition and near-term prospects of the issuer of the AFS; and its intent and ability to retain the AFS for a period of time sufficient to allow for any anticipated recovery in market value. If it is determined that the impairment is other than temporary, an impairment loss will be recognized in earnings equal to the difference between the investment’s cost and its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value of the investment becomes the new cost basis of the investment and will not be adjusted for subsequent recoveries in fair value. Subsequent increases and decreases in the fair value of AFS will be included in comprehensive income through a credit or charge to shareholders’ equity except for an other-than-temporary impairment, which will be charged to income.
     Other investments, which do not have readily determinable fair values, are carried at cost less impairment.
     During the years ended December 31, 2008, 2009 and 2010,, impairment on AFS of Rmb15,213, nil and Rmb3,549 was recognized, respectively in the consolidated statements of operations.
(r) Fair value Measurement
     The carrying value of the Group’s financial instruments, including cash and cash equivalents, trading securities and available-for-sale securities, trade accounts receivable, value added tax and business tax recoverable, other assets and trade accounts payable, accrued professional fees, liabilities relating to warrants, short term loan and other current liabilities and accrued expenses, approximate their fair values due to their relatively short-term nature.
(s) Research and development costs
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

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, except share data or unless otherwise stated)
2 Summary of significant accounting policies (continued)
(t) Employee benefit plans
     As stipulated by the regulations of the PRC, the Group’s subsidiaries in the PRC participate in various defined contribution plans organized by the municipal provincial governments for its employees. The Group is required to make contributions to these plans at a percentage of the salaries, bonuses and certain allowances of the employees. Under these plans, certain pension, medical and other welfare are provided to employees after their retirement. The Group has no other material obligation for the payment of employee benefits associated with these plans beyond the annual contribution described above.
     The contributions are charged to the consolidated statement of operations as they become payable in accordance with the rules of the respective plans. For the years ended December 31, 2008, 2009 and 2010, the Group contributed Rmb672, Rmb211 and Rmb285, respectively, to the plans.
(u) Segment reporting
     At the end of 2008, the Company classified Jingle Group as a discontinued operation. The Company disposed of Jingle Group in Feburary 2009. Therefore, during 2008, 2009 and 2010, the Group’s continuing business is solely of one operating segement, which is the provision of Solar Energy Operations. All of the Group’s revenues are derived in the PRC, Hong Kong and Europe. All long-lived assets are located in PRC.
(v) Comprehensive (loss) income
     Accumulated other comprehensive (loss) income represents foreign currency translation adjustments and the unrealized (loss) income on available-for-sale securities, net of tax, and is included in the consolidated statements of shareholders’ equity.
(w) Advertising costs
     The Group expenses advertising costs as incurred. Total advertising expenses included in the consolidated statements of operations were Rmb15, Rmb4 and Rmb11 for the years ended December 31, 2008, 2009 and 2010, respectively.
(x) Earnings or loss per share
     Basic earnings or loss per share represents income available to common shareholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings or loss per share reflects additional common shares that would have been outstanding if dilutive common stock equivalents were issued, as well as any adjustment to income that would result from the assumed issuance. Dilutive common stock equivalents that may be issued by the Group relate to outstanding stock options and warrants, and are determined using the treasury stock method. The effect of stock purchase warrants, stock options, warrants, option rights and convertible note is excluded from the computation if the effect would be anti-dilutive.
(y) Stock-based compensation
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
(z) Convertible note
     As discussed in Note 21, the Company issued a convertible note to a subscriber during 2009. In accordance with ASC 815, Derivatives and Hedging, the Company accounted for the conversion option as a freestanding instrument separately in the balance sheet. The debt host were recorded with a discount equal to the value of the conversion option at the transaction date and will be accreted to the redemption value of the convertible note over the life of the convertible note. The change in fair value of the conversion option of Rmb5,040 was recorded in the consolidated statements of operations for the year ended December 31, 2009. The interest expense recognized for accretion to the redemption value of the convertible note was Rmb5,760 for the year ended December 31, 2009. Upon the conversion of convertible note, the loss on extinguishment, the difference between the sum of the recorded amounts for the debt host and the conversion option, and the fair value of the shares issued at the conversion date, of Rmb3,434 was recorded in the consolidated statements of operations for the year ended December 31, 2009.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, except share data or unless otherwise stated)
2 Summary of significant accounting policies (continued)
(aa) Warrants and option rights
     As detailed in Note 17, the Company issued common shares to certain institutional investors attached with certain warrants and option rights. In accordance with ASC 815 (formerly contained in FAS133 and EITF00-19), the Company accounted for Warrant B (described in Note 17) as a liability instrument and it is carried at fair value with changes in fair value being recorded in the consolidated statement of operations. Warrant A and option rights (both described in Note 17) were recorded as equity instruments. With the adoption of ASC 815-40-15 (earlier referred to as EITF 07-5) as of January 1, 2009, Warrant A and option rights are classified as liabilities as Warrant A contain a reset feature, whereby the exercise price of the instruments would be reset to the market price if the market price is lower than the exercise price at a specified date and option rights contain similar features whereby the number of shares to be finally issued under option rights are not fixed. Following the guidance under ASC 815-40-15, the Company has recorded the cumulative effect of such change as an adjustment to the opening balance of retained earnings. Accordingly, both warrants and option rights are carried at fair value at each reporting date with changes in fair value being recorded in the consolidated statements of operations. The fair value of the warrants and option rights are estimated using the Binomial Model and Monte Carlo simulation.
(ab) Operating leases
     Leases where substantially all the risk and rewards of ownership of assets remain with the lessor are accounted for as operating leases. Payments made under operating leases net of any incentives received from the leasing company are expensed on a straight-line basis over the lease periods.
(ac) Government subsidies
     Government subsidies are initially recorded as advanced subsidies and are recognized in income when the associated obligations for earning such subsidies have been met. The Company received government subsidies for general corporate purposes of Nil, Rmb900 and Nil during the years ended December 31, 2008, 2009 and 2010, respectively, of which the Company has recognized government subsidies of Nil, Rmb600 and Nil, respectively, as other income.
(ad) Shipping and handling
     Expenses of Nil, Nil and Rmb3,125 related to shipping and handling costs were recognized as selling expenses in the years ended December 31, 2008, 2009 and 2010, respectively in consolidated statement of operations.
(ae) Recent accounting pronouncements
     In April 2010, the FASB issued ASU 2010-13, Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in which the Underlying Equity Security Trades—Updates the guidance in ASC 718, Compensation—Stock Compensation, to clarify that share-based payment awards with an exercise price denominated in the currency of a market in which a substantial portion of the underlying equity security trades should not be considered to meet the criteria requiring classification as a liability. The updated guidance is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. Early adoption is permitted. The Group is currently evaluating the potential impact, if any, on the Group’s consolidated financial statements.
     In April 2010, the FASB issued Update No. 2010-17, or ASU 2010-17, “Revenue Recognition—Milestone Method”, which updates the guidance currently included under topic 605, Revenue Recognition. ASU 2010-17 provides guidance on defining the milestone and determining when the use of the milestone method of revenue recognition for research or development transactions is appropriate. It provides criteria for evaluating if the milestone is substantive and clarifies that a vendor can recognize consideration that is contingent upon achievement of a milestone as revenue in the period in which the milestone is achieved, if the milestone meets all the criteria to be considered substantive. ASU 2010-17 is effective for milestones achieved in fiscal years, and interim periods within those years, beginning after June 15, 2010 and should be applied prospectively. Early adoption is permitted. The Company is still assessing the impact of this guidance and do not believe the adoption of this guidance will have a material impact on the Company’s consolidated financial statements.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, except share data or unless otherwise stated)
2 Summary of significant accounting policies (continued)
(ae) Recent accounting pronouncements (continued)
     On July 2010, the FASB Issued Accounting Standards Update 2010-20, Receivables (Topic 310) — Disclosures about the Credit Quality of Financial Receivables and the Allowance for Credit Losses (the ASU). In the aftermath of the global economic crisis, transparent financial reporting has become the subject of worldwide attention, with a focus on improving accounting standards in a number of areas, including financial instruments. The new ASU requires disclosure of additional information to assist financial statement users understand more clearly an entity’s credit risk exposures to finance receivables and the related allowance for credit losses. For public companies, the ASU is effective for interim and annual reporting periods ending on or after December 15, 2010 with specific items, such as the allowance rollforward and modification disclosures effective for periods beginning after December 15, 2010. Nonpublic entities are required to apply the disclosure requirements for annual reporting periods ending on or after December 15, 2011. The adoption of ASU 2010-20 did not have a material effect on the Company’s consolidated financial statements.
     In December 2010, the FASB issued Accounting Standards Update (ASU) No. 2010-28, Intangibles — Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts. This ASU contains the final consensus reached by the EITF meeting on November 19, 2010. The EITF consensus affects all entities that have recognized goodwill and have one or more reporting units whose carrying amount for purposes of performing Step 1 of the goodwill impairment test is zero or negative. The EITF decided to amend Step 1 of the goodwill impairment test so that for those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. For public entities, the amendments in this Update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. Early adoption is not permitted. For nonpublic entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. Nonpublic entities may early adopt the amendments using the effective date for public entities. The adoption of ASU 2010-28 is not expected to have no material effect on the Company’s consolidated financial statements.
     In December 2010, the FASB issued ASU 2010-29, “Disclosure of Supplementary Pro Forma Information for Business Combinations”. The ASU 2010-29 specifies that if a public company presents comparative financial statements, the entity should only disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period. ASU 2010-29 is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010, with early adoption permitted. The Company does not believe the adoption of this guidance will have any impact on the Company’s consolidated financial statements.
3 Acquisition
     On November 5, 2010, the Group, together with China Green Holdings Limited, one of the Company’s wholly-owned subsidiaries, entered into a stock purchase agreement with LSRHK and its shareholders, pursuant to which the Company purchased and acquired 100% equity interest in LSRHK from its shareholders at a consideration of US$2,215 (equivalent to approximately Rmb 14,854), satisfied by the issuance of 1,064,827 common stock of the Company, resulting in a goodwill on acquisition amounting to Rmb4,859 (the “Goodwill”) (Note 10). The acquisition was consummated on November 23, 2010 and LSRHK became a wholly-owned subsidiary of the Company. Linsun Group is principally engaged in manufacturing and selling crystalline PV modules.
     Since Linsun Group is fully integrated into and the goodwill is attributable to the Solar Energy Operations segment. The other intangible assets acquired from the transaction mainly include customers relationship of Rmb6,030 and a supplier contract of Rmb7,152, both , have weighted average useful lives of 5 years.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, except share data or unless otherwise stated)
3 Acquisition (continued)
     Before the completion of the acquisition, the Group provided an advance of Rmb 2,000 to Linsun Group which is included in the cash balance acquired of Linsun Group upon acquisition in the purchase price allocation below. The table below reflects the purchase price related to this acquisition and the resulting purchase price allocations as of the acquisition date:

	Amortization Life	Linsun Group
	(in Years)	Rmb
Current assets (including trade accounts receivable of Rmb5,692)		15,146
Cash and cash equivalents		3,415
Fixed assets/noncurrent assets		4,614
Goodwill	N/A	4,859
Intangible assets:
Supplier contract	5	7,152
Customers relationship	5	6,030

Total assets acquired		41,216

Current liabilities		(21,067)
Deferred tax liabilities — non current		(3,295)

Total liabilities assumed		(24,362)

Total purchase consideration (1,064,827 common shares of the Company at US$2.08 per share and advances to Linsun Group by the Group at Rmb2,000)		16,854

     There were no acquisition made in 2008 and 2009.
     Unaudited Proforma information on the acquisition
     The financial results of Linsun Group acquired in 2010 has been included in the consolidated statements of operations and comprehensive loss since the acquisition date. The amount of revenues and net income of Linsun Group included in the consolidated statements of operations and comprehensive loss for 2010 were as follows:

December 31, 2010
RMB
Revenues (including sales of Rmb3,250 made to the Group’s subsidiary after acquisition):	25,793

Net income:	1,059

     The following unaudited pro forma consolidated financial information reflects the results of operations for the years ended December 31, 2009 and 2010, as if the acquisition had occurred on January 1, 2009, and after giving effect to purchase accounting adjustments. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the acquisition actually taken place on the beginning of the periods presented, and may not be indicative of future operating results.

	December 31, 2009	December 31, 2010
	RMB	RMB
Net revenues:	—	87,765
Net loss attributable to common stockholders	(38,469)	(41,282)
Net loss per share attributable to the Company —basic and diluted	(2.26)	(1.90)

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, except share data or unless otherwise stated)
4 Income tax expenses (credits)
     The income tax expenses (credits) represent the sum of the income tax payable and deferred tax.
     Income tax is based on taxable profit for the year. Taxable profit differs from net profit as reported in the Statement of Operations because it excludes items of income or expense that are taxable or deductable in other years and it further excludes items that are never taxable or deductable. The Group’s liability for income tax is calculated using tax rates that have been enacted by the reporting date.
     Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized.
     For business combinations, deferred taxes are recognized to the extent that the fair value of assets and liabilities acquired exceeds their respective tax bases.
     The Company is a tax exempted company incorporated in the British Virgin Islands. The Company’s subsidiaries incorporated in Hong Kong and in the PRC are subject to Hong Kong Profits Tax and Enterprise Income Tax in the PRC, respectively.
     The Group’s subsidiaries incorporated in Hong Kong were subject to a tax rate of 16.5% in 2008, 2009 and 2010 on the assessable profits arising in or derived from Hong Kong. For those Hong Kong subsidiaries which generate PRC sourced income, PRC income tax was accrued on the assessable profits at a rate of 25% in 2008, 2009 and 2010.
     On March 16, 2007, the National People’s Congress adopted the Enterprise Income Tax Law, or New Income Tax Law, which became effective on January 1, 2008 and replaced the previous separate income tax laws for domestic enterprises and foreign-invested enterprises (including PRC subsidiaries of the Company’s company) by adopting a unified income tax rate of 25% for most enterprises. In accordance with the implementation rules of the New Income Tax Law, the preferential tax treatments previously granted to certain PRC subsidiaries of the Company would not continue and they would be subject to the statutory tax rate of 25%. The tax rate applicable for Shenzhen Helios Energy was 20% and 22% in 2009 and will be 24% in 2011 and 25% in 2012. Among all the Company’s PRC subsidiaries, Zhangzhou Trendar Tech has obtained a preferential tax concession from the tax bureau that it was fully exempt from the PRC enterprise income tax for two years starting from the year 2008, followed by a 50% tax exemption for the next three years from 2010 to 2012.
     Since all the PRC subsidiaries of the Company reported accumulated deficits up to December 31, 2010, no provision for PRC dividend withholding tax had been made. Upon distribution of any future earnings in the form of dividends or otherwise in the future, the Group would be subject to the respective withholding tax under the PRC Enterprise Income Tax Law issued by the State Council.
     The Group had no material uncertain tax positions for the years 2008, 2009 and 2010 and there were no interest and penalties related to uncertain tax positions. In addition, the Group had no material unrecognized tax benefit which would affect the effective income tax rate in future periods. The Group does not anticipate any significant increase or decrease in its liability for unrecognized tax benefits within the next twelve months. The tax positions of the Company’s PRC subsidiaries for the years 2004 to 2010 are subject to inspection by the PRC tax authorities. For the Company’s Hong Kong subsidiaries, their respective tax positions are subject to inspection for the years 2004 to 2010 by the Hong Kong tax authorities.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, except share data or unless otherwise stated)
4 Income tax expenses (credits) (continued)
     Composition of income tax expenses (credits)
     Income tax credits comprises of the following:

	2008	2009	2010
	Rmb	Rmb	Rmb
Current income tax expenses (credits)
- Continuing operations	(600)	—	63
Deferred income tax credits	(112)	(112)	(167)

Income tax credits	(712)	(112)	(104)

     Reconciliation of income tax expenses by applying PRC statutory Enterprise Income Tax rate
     Income tax expenses of the continuing operations differed from the amounts computed by applying PRC statutory Enterprise Income Tax (“EIT”) rate of 25% in 2008, 2009 and 2010 as a result of the following:

	2008	2009	2010
	Rmb	Rmb	Rmb
Net loss before provision for income taxes	(55,488)	(42,808)	(35,225)
PRC statutory tax rate	25%	25%	25%
Income tax credit at PRC statutory EIT rate	(13,872)	(10,702)	(8,806)
Effect of income tax rate differences in other jurisdictions	6,984	7,101	8,163
Income not subject to taxation	(9)	—	(7)
Expenses not deductible for taxation purpose	4,714	2,007	1,287
Effect of tax losses unrecognized in prior years	(363)	—	—
Effect of over provision in prior years	(600)	—	—
Effect of changes in Hong Kong statutory tax rate	21	—	—
Change in valuation allowance	2,413	1,482	(741)

Total income tax credits	(712)	(112)	(104)

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, except share data or unless otherwise stated)
4 Income tax expenses (credits) (continued)
     The principal components of the deferred income tax assets and liabilities are as follows:

	December 31, 2009	December 31, 2010
	Rmb	Rmb
Deferred tax assets:
Tax loss carryforwards	4,167	4,588
Less: valuation allowance	(4,167)	(4,588)

Non-current deferred tax assets, net	—	—

Deferred tax liability:
Property, plant and equipment, net	(1,836)	(1,734)
Prepayment for land use right	(470)	(460)
Intangible assets	—	(3,240)

Non-current deferred tax liabilities	(2,306)	(5,434)

Total	(2,306)	(5,434)

Reported as:
Current deferred tax assets	—	—
Current deferred tax liabilities	—	—

Subtotal	—	—
Non-current deferred tax assets	—	—
Non-current deferred tax liabilities	(2,306)	(5,434)

Total	(2,306)	(5,434)

     Tax loss of Rmb14,760 carryforwards from the Company’s PRC subsidiaries can be carried forward for one to five years and they expire on various dates through 2014. Tax loss of Rmb5,442 from the Company’s HK subsidiaries has no expiry date. The directors of the Company do not believe that these subsidiaries would generate sufficient taxable profits in the near future and it is not more likely than not that any of the deferred tax assets will be realized. Therefore, a full valuation allowance had been established for the amount of deferred tax assets at December 31, 2009 and 2010.
     In addition, in accordance with the requirements of ASC 740 (formerly referred to as SFAS No. 109), deferred tax liabilities were recognized upon acquisition of Faster Group in 2007 and Linsun Group in 2010, which gave rise to the temporary differences between the accounting base and the tax base of land and buildings and intangible assets.
5 Disposal and discontinued operations
     (i) Disposal of Green Energy Industry Ltd
     In April 2008, the Company’s Board of Directors decided to discontinue certain non-operational BVI subsidiaries in order to focus on current solar business. On April 21, 2008, the Group disposed of Green Energy Industry Ltd, including its subsidiaries Fullwing Ltd and Margot Ltd (collectively, the “Green Energy”), to Harvest Time International Holding Ltd, an independent third party for cash consideration of HK$10.
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

9

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, except share data or unless otherwise stated)
5 Disposal and discontinued operations (continued)
     (ii) Disposal of Jingle Group classified as held-for-sale
     On December 29, 2008, the Group entered into a sale and purchase agreement to sell the Jingle Group to Sentron Enterprises Limited, an independent party, for cash consideration of HK$200. The transaction was completed and the consideration was received in February 2009.
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

(1,360)

     As of the disposal date (February 2009), the assets and liabilities held by Jingle Group are as follows:

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

				Year ended
	Year ended December 31, 2008			December 31, 2009
	Rmb	Rmb	Total	Rmb	Total
	Green	Jingle		Jingle
	Energy	Group	2008	Group	2009
Revenues	—	5,518	5,518	4	4
Cost of sales	—	(1,876)	(1,876)	(2)	(2)

Gross profit	—	3,642	3,642	2	2
Selling expenses	—	(595)	(595)	(182)	(182)
General and administrative expenses	(25)	(2,899)	(2,924)	(153)	(153)

Operating (loss) profit	(25)	148	123	(333)	(333)
Other income	—	725	725	—	—

Profit on disposal of subsidiaries	10	—	10	4,560	4,560

Profit (loss) from operations before income tax expenses	(15)	873	858	4,227	4,227
Income tax expenses	—	—	—	—	—

Profit (loss) from operations	(15)	873	858	4,227	4,227

Carrying amounts of total assets and liabilities included as part of the disposal group were as follows:
Total assets	—	2,439	2,439	1,962	1,962

Total liabilities	(1)	(1,360)	(1,361)	(6,346)	(6,346)

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, except share data or unless otherwise stated)
6 Prepaid expenses and other current assets
     Prepaid expenses and other current assets consisted of the following:

	December 31,	December 31,
	2009	2010
	Rmb	Rmb
Rental and utility deposits	124	327
Advance to staff	400	280
Prepayment for insurance	156	197
Prepayment for raw materials purchase (Note a)	23	8,655
Prepayment for decoration	—	10
Prepayment for consultancy fee	—	207
Deposits for investments (Note 20)	—	19,877
Others	13	133

	716	29,686

     Note a: The balance included Rmb5,000 deposit paid to Goldpoly (Quanzhou) Science & Technology Industry Company Limited (“Goldpoly”), an ex-shareholder of Linsun Group , who was also a shareholder of CTDC as of December 31, 2010, for purchase of raw materials from Goldpoly for a period from October 2010 to December 2011. Such deposit will be offset against the costs of raw materials to be purchased from Goldpoly.
7 Prepayment for business acquisition
     On April 28, 2010, the Group entered into a Cooperation Framework Agreement with Xintang Media Technology (Beijing) Limited (“Xintang”), its shareholders and associated companies, pursuant to which the Group intended to acquire equity interests in Xintang indirectly at the following consideration of (i) US$5 million in cash as advance payment; (ii) shares of the common stock of the Company at a price US$3.01 per share (the “Consideration Shares”); and (iii) warrants to purchase the common stock of the Company at an exercise price US$3.50 per share (the “Consideration Warrants”). Xintang is a Chinese company and conducts advertising and media business in China.
     As at December 31, 2010, the Group had paid Rmb10.3 million to Xintang and its shareholders (the “Xintang Prepayment”). The completion of this acquisition was contingent upon the satisfaction of a number of conditions, including a fair value assessment to be performed on the equity interest in Xintang by an international independent appraiser, completion of restructuring of the target companies involved in the transaction, execution of advertising and media business cooperation arrangements between Xintang and the Xinhua News Agency in China (an official media body of the Chinese government), and approval of the transaction obtained from the shareholders of the Company in a general meeting. Since certain of the aforesaid conditions precedent have not been satisfied, the parties decided not to proceed with the transaction and to terminate the cooperation framework agreement. The Company is currently in the process of negotiating with Xintang on the details regarding the termination as well as recovery of the Xintang Deposit. Given the fact that Xintang is a project company incorporated with minimal initial assets and operations, and the Company could not assess the financial strengths of the shareholders of Xintang, as a result, the directors of the Company consider that the timing of recovery and magnitude of amounts to be recovered of the Xintang Prepayment could not be reasonably assured. Accordingly, the directors of the Company made a full provision for impairment against the carrying amount of the Xintang Prepayment as of 31 December 2010.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, except share data or unless otherwise stated)
8 Prepayment for land use right
     The land use right was acquired through the acquisition of the equity interest of Faster Group in 2007. The value of the land use right was determined based on the fair value of the lease as of the completion date of the acquisition of Faster Group. The Group is currently in progress of obtaining the official land use right certificate from the relevant PRC authorities.
9 Property, plant and equipment, net

	December 31,	December 31,
	2009	2010
	Rmb	Rmb
Buildings	24,246	24,196
Plant and machinery	1,609	8,727
Computer equipment	486	640
Furniture, fixtures and office equipment	2,022	3,601
Motor vehicles	567	862

Total	28,930	38,026
Less: accumulated depreciation	(4,348)	(7,277)
Add: construction in progress	676	679

	25,258	31,428

     Depreciation for the years ended December 31, 2008, 2009 and 2010 amounted to Rmb2,093, Rmb2,425 and Rmb2,043, respectively.
     Impairment of property, plant and equipment of RMB6,463 and Rmb591 was recognized for the years ended December 31, 2009 and 2010, respectively. It was primarily related to planned abandonment of the operations of an asset group relating to an SnO2 production line operated by China Merchants Zhangzhou Development Zone Trenda Solar Ltd., a subsidiary of the Group in the PRC. There was no impairment charge recognized for the year ended December 31, 2008.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, except share data or unless otherwise stated)
10 Goodwill and Other Intangible Assets
As mentioned in Note 3, the Company completed the business acquisition of Linsun Group in November, 2010. An aggregate consideration of Rmb14,854, resulted in Rmb13,182 of intangible assets and RMB4,859 of goodwill.
     (a) Goodwill
Goodwill represents the excess of the purchase price over the estimated fair value of the net tangible and identifiable intangible assets acquired and is not deductible for tax purpose. Goodwill primarily represents the expected synergies from combining the operations of the Group and Linsun Group and any other intangible benefits that would accrue to the Group that do not qualify for separate recognition. The Company did not recognize any goodwill impairment during the three years ended December 31, 2010. The Company’s goodwill is allocated primarily to the Solar Energy Operations’ reportable operating segment (note 24).
     (b) Intangible assets
The acquired intangible assets are amortized ratably over their respective useful lives of five years from the acquisition date. The following table summarizes the components of gross and net intangible asset balances as of December 31, 2010 and 2009:

	Year ended			Year ended
	December			December
	31, 2010			31, 2009
	Gross Carrying	Accumulated	Net Carrying	Gross Carrying	Accumulated	Net Carrying
	Amount	Amortization	Amount	Amount	Amortization	Amount
	Rmb	Rmb	Rmb	Rmb	Rmb	Rmb
Supplier contract	7,152	(119)	7,033	—	—	—
Customer relationship	6,030	(101)	5,929	—	—	—

	13,182	(220)	12,962	—	—	—

Amortization expense related to acquired intangible assets was Rmb220, nil and nil in 2010, 2009 and 2008, respectively.
Expected annual amortization expense related to acquired intangible assets as of December 31, 2010, is as follows:

Years	Rmb
2011	2,636
2012	2,636
2013	2,636
2014	2,636
2015	2,418

12,962

11 Short term loan, other liabilities and accrued expenses
     (a) Short term loan
On November 30, 2010, LSRHK, the wholly owned subsidiary of the Company, entered a loan agreement with an individual ex-shareholder of Linsun Group , who was also a shareholder of CTDC, with a principal amount of Rmb6,041, which remained outstanding as of December 31, 2010. The loan is interest free and it would mature on or before the forty-fifth day following the drawdown date. The loan had been fully repaid in January 2011.
There was no short term loan as of December 31, 2009.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATIONS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, except share data or unless otherwise stated)
11 Short term loan, other liabilities and accrued expenses
     (b) Other liabilities and accrued expenses

	December 31,	December 31,
	2009	2010
	Rmb	Rmb
Deposits received	36	2,550
Accrued salaries and staff benefits	831	894
Accrued liability for purchase of property, plant and equipment	297	313
Interest payable	1,900	1,833
Accrued freight charge	—	3,012
Advance due to an ex-shareholder by Linsun Group	—	2,000
Others	401	554
	2009	2009
	3,465	11,156

12 Fair Value measurements
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
The following represents the Company’s assets and liabilities measured at fair value on a recurring basis as of December 31, 2009 and 2010 and the respective basis of measurement:

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, except share data or unless otherwise stated)
12 Fair Value measurements (continued)
Investment in Equity Securities (classified as Trading and AFS securities)

	Fair Value Measurement at December 31, 2009
	Quoted Prices in	Significant Other	Significant
	Active Markets for	Observable	Unobservable	Total at
	Identical Assets	Inputs	Inputs	December 31,
	(Level 1)	(Level 2)	(Level 3)	2009
	Rmb	Rmb	Rmb	Rmb
Other investments	—	—	336	336
Trading securities	3,825	—	—	3,825
Available-for-sale securities	27,432	—	—	27,432

Total	31,257	—	336	31,593

	Fair Value Measurement at December 31, 2010
	Quoted Prices in	Significant Other	Significant
	Active Markets for	Observable	Unobservable	Total at
	Identical Assets	Inputs	Inputs	December 31
	(Level 1)	(Level 2)	(Level 3)	2010
	Rmb	Rmb	Rmb	Rmb
Trading securities	20,429	—	—	20,429
Available-for-sale securities	14,120	—	—	14,120

Total	34,549	—	—	34,549

The Company held investments in marketable securities listed on the stock exchange of Hong Kong, whose fair values were derived from quoted prices in active markets.
Investment in convertible note
On May 27, 2010, a wholly-owned subsidiary of the Company subscribed and acquired a three-year zero coupon convertible bond (the “Bond”) at a principal amount of HK$16,390 from China Ruifeng Galaxy Renewable Energy Holdings Limited, which is a renewable energy company listed on the Hong Kong Stock Exchange engages in manufacturing, processing and sales of wind power equipment; constructing power grid and transformer projects in China, supplying components manufacturing clean energy and energy-saving equipment. The Bond was recorded as an investment in convertible note under ASC 825 and the changes in fair value from inception up to August 4, 2010 amounting to RMB1,917 was recorded in the consolidated statements of operations for the year ended December 31, 2010. On August 4, 2010, the Bond was converted into 11,000,000 ordinary shares of the issuer. After the conversion, it was reclassified as trading securities under ASC 320.
The following represents the reconciliation of the beginning and ending balance of investment in convertible note measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the years ended December 31, 2009 and 2010:
Investment in Bond

	2009	2010
	Rmb	Rmb
Beginning balance at January 1	—	—
Investments made	—	14,280
Total gains (realized/unrealized) included in earnings	—	1,917
Conversion	—	(16,197)

Ending balance at December 31	—	—

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, except share data or unless otherwise stated)
12 Fair Value measurements (continued)
Liabilities relating to warrants and option rights

Significant
	Quoted Prices in Active	Other	Significant
	Markets for Identical	Observable	Unobservable	Balance as of
	Assets	Inputs	Inputs	December 31, 2009
	(Level 1)	(Level 2)	(Level 3)
	Rmb	Rmb	Rmb	Rmb
Warrant A (Notes 17)	—	—	3,003	3,003

Significant
	Quoted Prices in Active	Other	Significant
	Markets for Identical	Observable	Unobservable	Balance as of
	Assets	Inputs	Inputs	December 31, 2010
	(Level 1)	(Level 2)	(Level 3)
	Rmb	Rmb	Rmb	Rmb
Warrant A (Notes 17)	—	—	2,448	2,448

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
     The keys assumptions have been used were as follows:

	2009	2010
Risk-free rate(1)	2.110%	0.901%
Volatility rate(2)	71.75%	76.54%
Dividend yield(3)	—	—

1.	The risk-free interest rate represents the yields to maturity of U.S. Government Strips with respective terms to maturity as at the valuation date.

2.	Expected volatility is estimated based on the historical volatility of the Company’s stock price and/or the comparable public-traded companies.

3.	The Company has no expectation of paying dividends on its common stock.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATIONS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, except share data or unless otherwise stated)
12 Fair Value measurements (continued)
The following represents the reconciliation of the beginning and ending balance of liabilities relating to warrants and option rights measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the years ended December 31, 2009 and 2010:
Warrants and option rights

	2009	2010
	Rmb	Rmb
Beginning balance at January 1	2,289	3,003
Fair value on January 1, 2009 upon adoption of ASC 815-40-15 (Note 2(aa))	7,527	—
Issuances	617	—
Total gains (realized/unrealized):
Included in earnings	(3,798)	(555)
Included in other comprehensive income (loss)	—	—
Settlement/Cancelled upon expiry of terms	(3,632)	—

Ending balance at December 31	3,003	2,448

     As discussed in Notes 2(y) and 21, the Company issued a convertible note to a subscriber and recorded the embedded conversion option as a derivative. The fair value of the derivative was derived based on the Binomial Model. The assumptions include selecting several comparables from the market devoted to solar energy as reference to determine the volatility rate of the Company. Stock price, volatility, expected term and risk-free rate are the significant inputs into these valuation models.
The following represents the reconciliation of the beginning and ending balances of liabilities relating to derivative measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the years ended December 31, 2009:
Derivative embedded in convertible note

2009
Rmb
Beginning balance at January 1	—
Issuances	29,960
Total losses (realized/unrealized) included in earnings	5,040
Settlement	(35,000)

Ending balance at December 31	—

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, except share data or unless otherwise stated)
13 Stock-based compensation
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
13 Stock-based compensation (continued)
     (a) Stock Option (continued)
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
     On December 15, 2010, the Company’s shareholders approved a stock option plan to grant options for a maximum of 880,000 shares (the “2010 Plan”). The 2010 Plan provides for a grant of options to employees, officers and director of the Group. The 2010 Plan is administered by the Compensation Committee, which determines the terms of an option’s grant, including the exercise price, the number of shares subject to the option and the option’s exercisability. The exercise price of all options granted under the 2010 Plan must be at least equal to the fair market value of such shares on the date of grant. The maximum term of options granted under the 2010 Plan is five years.
     The Company grants stock options to its employees and certain non-employees under the Company’s various stock option plans.
     A summary of the stock option activity for both employees and non-employees is as follows:

	Year Ended December 31,
	2008		2009		2010
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
		price		price		price
	Number of	(US$ per	Number of	(US$ per	Number of	(US$ per
	options	option)	options	option)	options	option)
Outstanding at beginning of year	2,053,000	2.98	4,353,334	2.43	5,414,470	1.82
Granted	2,410,000	2.00	1,366,000	2.14	1,235,000	2.50
Exercised	(16,666)	3.13	(136,864)	2.75	(59,999)	1.90
Forfeited	(93,000)	3.54	(168,000)	1.92	(368,336)	2.25

Outstanding at end of year	4,353,334	2.43	5,414,470	1.82	6,221,135	2.38

The weighted-average grant-date fair values of options granted during 2008, 2009 and 2010 were US$1.17, US$1.50 and US$1.29 per option respectively.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, except share data or unless otherwise stated)
13 Stock-based compensation (continued)
     (a) Stock Option (continued)
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

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, except share data or unless otherwise stated)
13 Stock-based compensation (continued)
     (a) Stock Option (continued)
The following table summarizes information with respect to stock options outstanding and exercisable at December 31, 2010:

	Options outstanding			Options exercisable
					Weighted
		Weighted	Weighted		average
		average	average		exercise
		remaining	exercise		price
	Number	contractual	price (US$	Number	(US$ per
Date of grant	outstanding	life	per share)	exercisable	share)
February 8, 2005	50,000	4.10 years	1.15	50,000	1.15
September 20, 2005	255,000	4.72 years	1.85	255,000	1.85
September 18, 2006	725,000	5.71 years	3.18	725,000	3.18
May 23, 2007	535,000	1.39 years	3.13	535,000	3.13
August 3, 2007	80,000	1.59 years	3.53	80,000	3.53
August 20, 2007	31,000	1.63 years	3.74	31,000	3.74
July 28, 2008	130,000	2.57 years	4.08	86,665	4.08
November 10, 2008	724,135	2.86 years	2.04	477,462	2.04
December 30, 2008	1,280,000	3.00 years	1.79	866,657	1.79
July 7, 2009	30,000	3.52 years	2.35	10,000	2.35
October 1, 2009	1,146,000	4.41 years	2.12	430,661	2.12
December 15, 2010	1,235,000	4.96 years	2.50	—	—

	6,221,135			3,547,445

The aggregate intrinsic values for the stock options outstanding and stock options exercisable was Rmb6,718 and Rmb1,916, respectively, as of December, 31, 2010.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, except share data or unless otherwise stated)
13 Stock-based compensation (continued)
As of December 31, 2010, the total compensation cost relating to non-vested awards not yet recognized and the weighted-average period over which it is expected to be recognized is Rmb25,738 and 2.03 years, respectively.
During the years ended December 31, 2008, 2009 and 2010, there were no modifications made to the original grants of the options.
     The options granted on February 8, 2005 were made pursuant to the 1996 Plan and were immediately exercisable. The options granted on September 20, 2005 included 60,000 options under the 1996 Plan and 370,000 options under the 2000 Plan, all of which were immediately exercisable. The options granted on September 18, 2006 included 30,000 options pursuant to the 2000 Plan and 1,000,000 options under the 2005 Plan, all were immediately exercisable. The 1,000,000 options granted on May 23, 2007, August 3, 2007 and August 20, 2007, respectively, were made pursuant to the 2006 Plan, and in each case, one-third (1/3) of the options granted are not exercisable until one year after the date of grant and the remaining two-third (2/3) are not exercisable until two years after the date of grant.
     The 130,000 and 870,000 options granted on July 28, 2008 and November 10, 2008, respectively, were made pursuant to the 2007 Plan, and in each case, one-third (1/3) of the options granted are not exercisable until one year after the date of grant, the second one-third (1/3) of the options granted are not exercisable until two years after the date of grant and the remaining one-third (1/3) are not exercisable until three years after the date of grant, respectively. The 1,410,000 options granted on December 30, 2008 were made pursuant to the 2008 Plan and one-third (1/3) of the options granted are not exercisable until one year after the date of grant, the second one-third (1/3) of the options granted are not exercisable until two years after the date of grant, and the remaining one-third (1/3) could not be exercisable until three years after the date of grant, respectively.
     The Company granted two groups of options to employees and non-employees during the year ended December 31, 2008 under the 2007 Plan pursuant to resolutions passed by the Board on July 28, 2008 and November 10, 2008. 130,000 and 870,000 options were granted to certain directors and employees and certain consultants of the Group.
     The Company granted a group of options to employees and non-employees during the year ended December 31, 2008 under the 2008 Plan pursuant to resolutions passed by the Board on December 30, 2008. 1,410,000 options were granted to certain directors and employees and certain consultants of the Group.
     Pursuant to resolutions passed by the Board on July 9, 2009, 90,000 options were granted to certain directors and employees and certain consultants of the Group under the 2008 Plan. One-third (1/3) of the options granted are not exercisable until one year after the date of grant, the second one-third (1/3) of the options granted are not exercisable until two years after the date of grant, and the remaining one-third (1/3) could not be exercisable until three years after the date of grant, respectively.
     Pursuant to resolutions passed on October 1, 2009, 1,000,000 options were granted to certain directors and employees of the Group under the 2009 Plan. One-third (1/3) of the options granted are not exercisable until one year after the date of grant, the second one-third (1/3) of the options granted are not exercisable until two years after the date of grant, and the remaining one-third (1/3) could not be exercisable until three years after the date of grant, respectively.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, except share data or unless otherwise stated)
13 Stock-based compensation (continued)
     In addition, 276,000 options granted to directors on October 1, 2009 under various stock option plans were either forfeited or expired unexercised and have, therefore, become available for re-grant under the respective option plans.
     Pursuant to resolutions passed by the Board on December 15, 2010, 880,000 options were granted to certain directors and employees of the Group under the 2010 Plan. One-third (1/3) of the options granted are not exercisable until one year after the date of grant, the second one-third (1/3) of the options granted are not exercisable until two years after the date of grant, and the remaining one-third (1/3) could not be exercisable until three years after the date of grant, respectively.
     Furthermore, a number of options under various stock option plans were granted to directors and employees on December 15, 2010, namely 235,000 options under the 2009 Plan. The vesting schedule of the 235,000 options granted under the 2009 Plan is: (1) One-third (1/3) on the first anniversary of the date of grant; and (2) the remaining two-thirds ( 2/3) on the second anniversary of the date of grant.
     The Company recorded compensation expenses of Rmb6,198, Rmb7,804 and Rmb7,507 for the years ended December 31, 2008, 2009 and 2010, respectively, recognized over the period during which an employee is required to provide service, known as the requisite service period (usually the vesting period), in exchange for the award. Cost of employee services received in exchange for an award of equity instruments were measured based on the grant-date fair value of the award, estimated using the Binomial Model.
Stock-based compensation to non-employees
     The Company granted 140,000 options, 80,000 options and 30,000 options under the 2006 Plan to certain consultants on May 23, 2007, August 3, 2007 and August 20, 2007, respectively, for their advisory services provided to the Group. Pursuant to the option agreement of the 2006 Plan, the vesting schedule is as follows: i) the first 1/3 of options vest on the 1st anniversary of the grant date, and ii) the remaining 2/3 vest on the 2nd anniversary of the grant date, with the condition of continuous service rendered to the Group from the grant date through the applicable vesting dates. There were 160,000 options under the 2006 Plan which were exercisable as of December 31, 2010.
     The Company granted 130,000 options under the 2007 Plan to certain consultants on July 28, 2008, Pursuant to the option agreement of the 2007 Plan, the vesting schedule is as follows: i) the first 1/3 of options granted vest on the 1st anniversary of the grant date, ii) the second 1/3 of options granted vest on the 2nd anniversary of the grant date, and iii) the remaining 1/3 of options granted vest on the 3rd anniversary of the grant date, with the condition of continuous service rendered to the Group from the grant date through the applicable vesting dates. . There were 86,667 options under the 2007 Plan which were exercisable as of December 31, 2010.
     The Company granted 240,000 options under the 2008 Plan to certain consultants on December 30, 2008 for their advisory services provided to the Group. Pursuant to the option agreement of the 2008 Plan, the vesting schedule is as follows: i) the first 1/3 of options granted vest on the first 1st anniversary of the grant date, ii) the second 1/3 of options granted vest on the second 2nd anniversary of the grant date, iii) the remaining 1/3 of options granted vest on the third 3rd anniversary of the grant date in the continuous service with the Group from the grant date through the applicable vesting dates. There were 160,000 options under the 2008 Plan that were exercisable as of December 31, 2010.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, except share data or unless otherwise stated)
13 Stock-based compensation (continued)
     The Company granted 30,000 options under the 2008 Plan to certain consultants on July 7, 2009 for their advisory services provided to the Group. Pursuant to the option agreement of the 2008 Plan, the vesting schedule is as follows: i) the first 1/3 of options granted will vest on the first 1st anniversary of the grant date, ii) the second 1/3 of options granted will vest on the second 2nd anniversary of the grant date, iii) the remaining 1/3 of options granted will vest on the third 3rd anniversary of the grant date with the condition of continuous service rendered to the Group from the grant date through the applicable vesting dates. There were 10,000 options under the 2008 Plan that were exercisable as of December 31, 2010. The Company granted 120,000 options under the 2010 Plan to certain consultants on December 15, 2010 for their advisory services provided to the Group. Pursuant to the 2010 Plan, the vesting schedule is as follows: i) the first 1/3 of options granted will vest on the first 1st anniversary of the grant date, ii) the second 1/3 of options granted will vest on the second 2nd anniversary of the grant date, iii) the remaining 1/3 of options granted will vest on the third 3rd anniversary of the grant date with the condition of continuous service to be rendered to the Group from the grant date through the applicable vesting dates. No options under the 2010 Plan are exercisable until December 31, 2011.
     The Company recorded compensation expenses of Rmb176, Rmb902 and Rmb508 for the years ended December 31, 2008, 2009 and 2010, respectively, recognized over the period during which an employee is required to provide service, known as the requisite service period (usually the vesting period), in exchange for the award. Cost of employee services received in exchange for an award of equity instruments were measured based on the grant-date fair value of the award, estimated using the Binomial Model.
     The following assumptions have been used in the Binominal option pricing model adopted by the directors of the Company in assessing the respective fair values of options granted to directors, employees and non-employees for the years ended December 31, 2008, 2009 and 2010. The assumptions include selecting several comparables from the market devoted to solar energy as references in order to determine the volatility rate of the Company.

	2008
	Granted on
	July 28, 2008	November 10, 2008	December 30, 2008
Average risk-free rate of return(1)	3.393%	2.607%	1.508%
Volatility rate(2)	76.32%	85.20%	86.57%
Dividend yield(3)	—	—	—

	2009
	Granted on
	July 07 ,2009	Oct 01 ,2009
Average risk-free rate of return(1)	2.79%	2.28%
Volatility rate(2)	79.65%	79.68%
Dividend yield(3)	—	—

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, except share data or unless otherwise stated)
13 Stock-based compensation (continued)

2010
Granted on
December 15, 2010
Average risk-free rate of return(1)	2.20%
Volatility rate(2)	76.79%
Dividend yield(3)	—

1.	The risk-free interest rate is based on the U.S. Treasury yield for a term consistent with the expected life of the awards in effect at the time of grant.

2.	Expected volatility is estimated based on the historical volatility of the Company’s stock price and/or the comparable public-traded companies.

3.	The Company has no expectation of paying dividends on its common stock.
     (b) Stock Purchase Warrants
     On July 2, 2007, the Company issued two warrants, each of which entitled the holder to purchase 100,000 shares of common stock, to two consultants for their advisory services provided to the Group, at an exercise price of US$4.00 and US$5.00 per share, respectively. With reference to the term of the warrant certificate, the exercise period was 4 years commencing on the issue of the warrants. The warrants include cashless exercise provision whereby the holders may elect to receive net shares upon exercise instead of paying cash to the Company. The warrants were fully vested upon issuance and Rmb3,023 was recorded as compensation expense in the consolidated statement of operations in 2007. One warrant holder exercised 100,000 warrants in full at exercise price of US$4.00 on November 6, 2009 in lieu of making cash settlement, resulting in the issuance of 14,776 shares of common stock.
     On August 31, 2007, the Company issued a warrant to purchase 200,000 shares of common stock to a consultant for its advisory services provided to the Group, at an exercise price US$5.00 per share. The warrant was fully vested upon issuance with an expiry date of August 30, 2008. On August 29, 2008, the Company amended to this warrant agreement, pursuant to which the expiration date of the warrant was extended from August 30, 2008 to September 1, 2010. The initial compensation cost recognized in the 2007 consolidated statements of operations was Rmb1,561, and the total incremental compensation cost resulting from the modification was Rmb2,364 and was fully recognized in the 2008 consolidated statement of operations. This warrant was not exercised and expired on August 30, 2010.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, except share data or unless otherwise stated
13 Stock-based compensation (continued)
     The fair value of above-mentioned warrants was determined on the date of issue using the Binomial Model using the following assumptions:

	2007	2008
	August 31, 2007	August 29, 2008
Average risk-free rate of return	4.06%	2.214%
Volatility rate	76.51%	75.77%
Dividend yield	—	—
     On January 12, 2010, the Company issued a warrant to purchase 200,000 shares of common stock to a consultant for its advisory services provided to the Group at an exercise price US$6.00 per share. The warrant was fully vested and immediately exercisable upon issuance with an expiry date of January 11, 2015. The related expenses recognized in the 2010 consolidated statements of operations were Rmb946. This warrant has not been exercised as at December 31, 2010.
     On April 14, 2010, the Company issued a warrant to purchase 300,000 shares of common stock to a consultant for its advisory services provided to the Group at an exercise price US$3.50 per share. The warrant was fully vested and immediately exercisable upon issuance with an expiry date of April 13, 2012. The related compensation expenses recognized in the 2010 consolidated statements of operations were Rmb1,544. This warrant has not been exercised as at December 31, 2010.
     The fair values of above-mentioned warrants were determined on the dates of issue using the Binomial Model using the following assumptions:

	2010	2010
	January 12, 2010	April 14, 2008
Average risk-free rate of return	2.512%	0.992%
Volatility rate	78.50%	83.06%
Dividend yield	—	—
14 Net (loss) earnings per share
     Net (loss) earnings per share is calculated based on the weighted average number of shares of common stock issued and, as appropriate, diluted shares of common stock equivalents outstanding during each of the relevant years and the related loss amounts. The number of incremental shares from assumed exercise of stock options, stock purchase warrants, warrants, and option rights have been determined using the treasury stock method. Under the treasury stock method, the proceeds from the assumed conversion of options and warrants are used to repurchase common stock using the average fair value of the common stock during those relevant years.
     A convertible note was issued on May 12, 2009 (Note 21), and the holder exercised the option to convert the entire principal amount of US$10,000 into 3,322,260 shares of the Company’s common stock in November 2009, all of which have been taken into account in the computation of the (loss) earnings per share.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, except share data or unless otherwise stated)
14 Net (loss) earnings per share (continued)
     Basic and diluted net (loss) earnings per share have been calculated in accordance with ASC 260 (formerly referred to SFAS No. 128 “Earnings per Share”), for the years ended December 31, 2008, 2009 and 2010 as follows:

	Year ended December 31,
	2008	2009	2010
	Rmb	Rmb	Rmb
	(Amounts expressed in thousands, except per share data)
Net loss for the year attributable to the shareholders of the Company	(53,918)	(38,469)	(35,121)

Net loss from continuing operations attributable to holders of Common Stock, basic and diluted	(54,776)	(42,696)	(35,121)

Net income from discontinued operations attributable to holders of Common Stock, basic and diluted	858	4,227	—

Weighted-average shares used in computing basic and diluted net loss per share	16,160	15,927	20,746

Net loss per share (in Rmb)
- Basic and diluted	(3.34)	(2.42)	(1.69)

Net loss per share from continuing operations (in Rmb)
- Basic and diluted	(3.39)	(2.68)	(1.69)

Net earnings per share from discontinued operations (in Rmb)
- Basic and diluted	0.05	0.26	—

     For the three years ended December 31, 2008, 2009 and 2010, the number of shares used in the calculation of diluted net (loss) income per share is equal to the number of shares used to calculate basic (loss) earnings per share as the incremental effect of share options, stock purchase warrants, warrants, options and convertible note would be antidilutive. The weighted average number ordinary share equivalent of stock options, stock purchase warrants, convertible note, warrants and option rights which have not been included in the calculation of diluted net loss for continuing and discontinued operation per share for the years ended December 31, 2008, 2009 and 2010 were approximately 914,000, 7,549,000, 5,784,000, respectively.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, except share data or unless otherwise stated)
15 Related party transactions
     The transactions with related parties were as follows:

	Year ended December 31,
	2008	2009	2010
	Rmb	Rmb	Rmb
Transactions with related parties
Prepayment for acquisition of property from ZMRE (Note a)	440	—	—
Proceeds from acquisition of property from CTIG (Note b)	7,302	—	—
Payment for acquisition of property on behalf of CTIG (Note b)	5,000	—	—
Loan from Chief Executive Officer, Alan Li (Note c)	—	792	—
Repayment of overdraft of a security account CTIG (Note d)	—	440	—
Issuance of an convertible note in principal amount of US$10,000 by CGHL to CMTF (Note e)	—	68,672	—
Deposit payment to CTIG for acquisition of a-Si thin film solar panel production line (Note f)	—	6,867	—
Repayment of a deposit from CTIG for acquisition of the production line (Note f)			6,626
Advance from ex-shareholder of Linsun Group, Liao Lin-Hsiang (Note g)	—	—	8,097
Service fee paid and payable pursuant to a service agreement signed with CTIG (Note h)	—	—	2,548

Note

(a)	Zhangzhou Trendar Tech and Broad Shine, two wholly-owned subsidiaries of the Company, acquired four properties at an aggregate consideration of Rmb3,301 from Zhangzhou Merchants Real Estate Ltd. (“ZMRE”) on July 3, 2007 and October 22, 2007, respectively. On March 20, 2008, Broad Shine acquired one property for consideration of Rmb440 from ZMRE. China Merchant Group (“CMG”) is the ultimate holding company of CTIG, and ZMRE is a subsidiary of CMG.

(b)	Prior to the acquisition of Faster Group in 2007, Faster Group had no business activities and its major asset was a right to purchase a real estate located at the Tangyang Industrial Zone of the China Merchants Zhangzhou Development Zone from China Merchants Zhangzhou Development Zone Ltd. (“CMZDZ”), for a consideration of Rmb13,085. China Merchant Group (“CMG”) is the ultimate holding company of CTIG, and CMZDZ is a subsidiary of CMG. Out of the total payment to be made, Rmb5,783 was to be was borne by the Faster Group and Rmb7,302 was to be settled by CTIG on behalf of Faster Group. In 2008, the Group received Rmb7,302 from CTIG but it only paid Rmb5,000 to CMZDZ for the purchase of the property. The remaining balance due to CMZDZ was Rmb8,085 as of December 31, 2009 and 2010.

(c)	On February 25, 2009, BHL Solar Technology Company Limited (“BHLHK”), a wholly owned subsidiary of the Company, entered into a loan agreement with Mr. Alan Li, to borrow HK$900 from him for a period of 10 months without interest. Mr. Alan Li is one of the directors of BHLHK and is the Chairman of the Board of Directors, Executive Director and Chief Executive Officer of the Company. The loan was for working capital financing purposes and the amount was fully repaid in May 2009.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, except share data or unless otherwise stated)
15 Related party transactions (continued)
(d)	The amount represents repayment of overdraft of a securities account on behalf of BHLHK by CTIG on February 5, 2009.

(e)	In April 2009, the Company and two of the Company’s subsidiaries, China Green Industry Group Ltd. and China Green Holdings Ltd. (“CGHL”), wholly-owned subsidiaries of the Company, entered into a subscription agreement with CMTF Private Equity One, (“CMTF”). CMTF Private Equity One is one of the funds managed by CMS Capital (HK) Co., Ltd. (formerly known as CMTF Asset Management Limited), which is an indirect subsidiary of CMG. CMTF Private Equity One is a shareholder of the Company as at December 31, 2010. Pursuant to the subscription agreement, CGHL issued to CMTF a convertible note at a principal amount of US$10,000 with a three-year maturity period and at an interest rate equal to the Hong Kong Prime Rate. The convertible note was, at the holder’s option, either convertible into the outstanding ordinary shares of CGHL or exchangeable for shares of the Company’s common stock. In November 2009, CMTF exchanged the convertible note for 3,322,260 shares of the Company’s common stock.

(f)	On December 15, 2009, the Company entered into an agency contract regarding purchase of one a-Si thin film solar panel production line with CTIG (the “Agency Contract”). Pursuant to the Agency Contract, the Company appointed CTIG as its representative to liaise and negotiate with equipment supplier to purchase one a-Si thin film solar panel production line, together with the rights of use of its patents, proprietary technology, technical service and provision of relevant training. The Company paid US$1,000 to CTIG for financing the payment of a deposit for the purchases on December 16, 2009. On June 22, 2010, the Company decided not to undertake the purchase and terminated the Agency Contract with CTIG. The deposit was refunded in full to the Company before end of 2010.

(g)	On 23 November 2010, the Group acquired 100% shareholding of Linsun Group (Note 1). Prior to the acquisition, Liao Lin-Hsiang held 66.67% interests in LSRHK. Liao Lin-Hsiang had advanced Rmb8.10 million to LSPPRC before the acquisition for working capital financing purposes. Rmb7.80 million had been repaid by the Group as at December 31, 2010.

As of December 31, 2009 and 2010, the balances with related parties were as follows:

	December 31,
	2009	2010
	Rmb	Rmb
Balances with related parties:
Due from related parties
Funds held by CTIG for acquisition of technology and business in China (Note f and h)	12,053	2,455

	12,053	2,455

Due to related parties:
Due to CTIG (Note i)	859	853
Due to CMZDZ (Note b)	8,085	8,085
Due to Liao Lin-Hsiang (Note g)	—	300

	8,944	9,238

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, except share data or unless otherwise stated)
15 Related party transactions (continued)
(h)	In view of CTIG’s experience in doing acquisitions in China, the Group made a temporary advance of HK$6,000 to CTIG in order to facilitate it to make acquisitions of technology related businesses in China. The advance is interest free and repayable on demand. In 2010, CTIG assisted the Company to successfully acquire Linsun Group. In May 2011, the Company entered into an agreement with CTIG to pay a service fee amounting HK$3,000 (equivalent to approximately Rmb2,548) to CTIG for that transaction. Such services fee was deducted from the temporary advance previously made to CTIG, as mutually agreed between the parties.
(i)	The amount represents administrative expenses paid on behalf of Faster Assets and Shenzhen Helios Energy by CTIG in China.
     Except for Note c, all the balances with related parties were unsecured and interest-free, and have no fixed terms of repayment.
16 Retirement benefits
     As stipulated by the relevant regulations in the PRC, the PRC subsidiaries of the Group are required to make contributions to a central retirement fund organized by the PRC government at a rate of 20% of the base salaries of their employees. Employees of the Group in Hong Kong have joined the Mandatory Provident Fund (“MPF”) Scheme which is also a defined contribution plan operated by the Hong Kong government. The monthly contribution to the MPF Scheme is calculated based on the rules set out in the MPF Ordinance in Hong Kong, which is 5% of the relevant income of the employee with a specific ceiling. Contributions made in connection with the mandatory fund and retirement fund, which had been expensed as incurred, were Rmb672, Rmb 212 and Rmb285 for the years 2008, 2009 and 2010, respectively. The PRC and HK subsidiaries have no further obligation for the payment of additional pension benefits beyond the annual contributions described above.
17 Common stock
     16,666 and 136,864 and 59,999 shares of common stock were issued upon exercise of stock options during the years ended December 31, 2008, 2009 and 2010.
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
     Warrant A and Warrant B are freestanding instruments which can be exercised separately on a standalone basis. Warrant A is exercisable within five years after its initial issuance. Warrant B is exercisable upon the occurrence of certain price reset protections or dilutive events. Warrant B also includes a potential cash settlement feature that is outside the Company’s control. Both Warrant A and Warrant B are exercisable through either physical or net settlement. In case of net settlement, the holder may elect to receive net number of shares upon cashless exercise in lieu of making cash payment to the Company. The net number of shares would be based on the fair market value of shares over certain days preceding the exercise date.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, except share data or unless otherwise stated)
17 Common stock (continued)
     In connection with the issuance of the above instruments, the purchasers were also offered option rights to acquire up to additional 498,338 shares of common stock, additional Warrant A to purchase an aggregate amount of up to 249,170 and Warrant B to purchase an aggregate amount of up to 1,277,136 as additional closing upon a period up to June 23, 2009, defined as the “Additional Closing” date.
     According to ASC 815 (formerly contained in FAS133, EITF0019, EITF07-05), the Company determined that Warrant B was a liability instrument and further recorded its fair value at issuance equal to US$ 154 (Rmb1,053) as warrant liability in the consolidated balance sheet. Warrant B was further re-measured at December 31, 2008 with the change in fair value of US$185 (Rmb1,236) recorded in the consolidated statements of operations during the year ended December 31, 2008. The remaining proceeds of the private placement were then recorded in the consolidated balance sheet between common stock and additional paid in capital based on the relative fair value of the common stock and the other related financial instruments associated with the issuance.
     With the adoption of ASC 815-40-15 on January 1, 2009, Warrant A and option rights were recognized as liabilities as Warrant A contain a reset feature, whereby the exercise price of the instruments would be reset to the market price if the market price is lower than the exercise price at a specified date, and option rights contain similar features whereby the number of shares to be finally issued under option rights are not fixed. The cumulative effect on the re-designation of these financial instruments arising from the adoption of US$141 (Rmb961) had been recognized as an adjustment made to the retained earnings brought forward as at January 1, 2009.
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
     Warrant A was remeasured with the fair value gain of US$20 (Rmb132) recorded in the consolidated statements of operations during the year ended December 31, 2010Warrant A was remeasured with the fair value loss of US$26 (Rmb197) recorded in the consolidated statements of operations during the year ended December 31, 2009.
     On May 6, 2010, the Company issued 2,000,000 shares of the Company’s Common Stock in another private placement to a third party investor and received the gross proceeds in amount of Rmb39,664, before deducting stock issuance expenses of Rmb1,991.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, except share data or unless otherwise stated)
18 Series A non-convertible and non-redeemable Preferred Stock
     1,000,000 shares of Preferred Stock issued in 2007 were recorded at par value of Rmb77 which was determined based on the difference between Rmb20,700 and fair value of Common Stock.
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

The Preferred Stock is not convertible into common stock.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATIONS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, except share data or unless otherwise stated)
19 Available-for-sale securities
     The AFS securities as of December 31, 2009 and 2010 were marketable equity securities traded on the Hong Kong Stock Exchange.
     The following is a summary of the available-for-sale securities:

	December 31,
	2009	2010
	Rmb	Rmb
Cost of available-for-sale securities	18,204	18,139
Impairment	—	(3,549)
Unrecognized gain (loss)	9,228	(470)

Fair value of available-for-sale securities	27,432	14,120

     The Company had recognized “other than temporary” impairment in respect of one of its AFS securities as of December 31, 2010 as the related investment had been in a continuous unrealized loss position for more than 12 months since the initial purchase date, and there are currently no indicators for recovery of the loss in near future.
20 Deposit for investment
     On October 27, 2009, the Company entered into a Stock Purchase Agreement with China Technology Solar Power Holdings Limited (CTSPHL), and its direct and indirect shareholders to acquire a 51% equity interest in CTSPHL in consideration of (i) a cash advance amounting to US$3,000 (the “Advance”); (ii) a number of shares of the Company’s common stock to be issued at the closing of acquisition; and (iii) a convertible note with a principal amount equal to US$4.18 million to be issued at the second closing date of acquisition. CTSPHL, through its wholly-owned subsidiary, is developing a 100 megawatt grid-connected solar power plant project located in Delingha City of Qaidam Basin in Qinghai Province, Northwestern China. Upon execution of the stock purchase agreement in October 2009, the Company paid the Advance in cash to Good Million Investment Ltd., the direct shareholder of CTSPHL, as a prepayment for the transaction, designated to be solely used for developing and constructing the solar power plant.
     Due to the fact that the Chinese government has not determined the specific subsidy and incentive arrangements for on-grid solar energy applications in the Qinghai Province, on October 11, 2010, the Company entered into an agreement with CTSPHL to terminate the stock purchase agreement. Pursuant to a provision of the original Stock Purchase Agreement and subsequent amendments, the Advance had to be repaid to the Group. According to the latest repayment agreement, Good Million Investment Ltd. and its shareholders undertake to repay the full amount of the Advance by two installments in cash, with US$1,000 to be paid before June 7, 2011, and remaining US$2,000 to be paid before August 31, 2011. In addition, an individual shareholder of Good Million Investment Ltd. personally guaranteed to CTDC for the due repayment of the Advance and Good Million Investment Ltd. will pledge 40,000,000 ordinary shares of a Hong Kong listed company as collateral to secure the repayment of US$2,000. As of June 24, 2011, the fair market value of such collateral was approximately US$1,987. Accordingly, in accordance with the latest repayment agreement, the deposit balance has been reclassified to “Other current assets” as of December 31, 2010. Subsequent to December 31, 2010 on June 7, 2011, the Company has received the first installment settlement of US$1,000. The directors of the Company made an assessment and conclude that there was no impairment of the remaining balance of the Advance as at December 31, 2010 and no provision for impairment was required.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATIONS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, except share data or unless otherwise stated)
21 Convertible note
     On April 28, 2009, a Subscription Agreement was entered into by and among the Company; China Green Industry Group Ltd. and China Green Holdings Ltd. (CGHL), wholly-owned subsidiaries of the Company; and CMTF. Pursuant to the Subscription Agreement, CGHL issued to the CMTF a convertible note with principal amount of US$10,000 with a three-year maturity, with at an interest rate equal to Hong Kong Prime Rate. The convertible note was, at the CMTF’s option, either (a) convertible into the outstanding ordinary shares of the CGHL, or (b) exchangeable for shares of the Company’s common stock. The transaction was closed on May 12, 2009.
     In November 2009, CMTF exchanged the entire principal amount of the convertible note for 3,322,260 shares of the Company’s common stock. The Company followed the guidance under ASC 815 to bifurcate the conversion option from the host contract at the inception date and such option was remeasured at fair value with such fair value being reflected in current earnings through the conversion date. The debt host, including the related discount resulting from the bifurcation of the conversion option had been accreted to the redemption value of convertible note over the life of the convertible note. The loss on extinguishment, which represents the difference between the sum of the recorded amounts for the debt host and the conversion option and the fair value of the shares issued at the conversion date, was recorded in the consolidated statements of operation. For the year ended December 31, 2009, the accretion interest of Rmb5,760, fair value change of derivative of Rmb5,040 and the loss on extinguishment of Rmb3,434 was also recorded in the consolidated statements of operation.
22 Contingencies and commitments
     (a) Operating lease commitments
As of December 31, 2010, the Group had future aggregate minimum lease payments under non-cancelable operating leases as follows:

As of December 31,	Rmb
2011	1,770
2012	1,710
2013	1,537
2014	1,397
2015	523

Total	6,937

     Rental expenses for the years ended December 31, 2008, 2009 and 2010 amounted to Rmb1,505, Rmb868 and Rmb1,520 respectively.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATIONS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, except share data or unless otherwise stated)
22 Contingencies and commitments (continued)
     (b) Capital commitments for construction in progress
          SnO2 Solar Base Plate Production Lines
     On September 7, 2007, China Merchants Zhangzhou Development Zone Trenda Solar Ltd. (“Zhangzhou Trenda”), a wholly-owned subsidiary of the Group, entered into a cooperation contract with an independent vendor (the “Vendor A”), in order to purchase four SnO2 solar base plates production lines at an aggregate consideration of US$8,000 (US$2,000 per each line, equivalent to Rmb58,357 in aggregate). Half of the consideration for each production line was paid in accordance with each delivery. The remaining 50% consideration payment would be made by the Group upon successful installation of the production lines and upon the time these production lines have met the requirements for production.
     The Group’s first production line was delivered to Zhangzhou Trenda and was installed and tested in December 2008. Due to its inherent deficiencies, the Group and Vendor A agreed to reduce the purchase consideration from US$2,000 to US$1,000 for this production line and the Group paid US$1,000 to Vendor A in 2008. Pursuant to the provisions of the cooperation contract, Zhangzhou Trenda has the right to terminate the purchase of the remaining three production lines which had an aggregate price of US$6,000, in the event that the first production line fails to manufacture products with quality which satisfies the standard mutually agreed in the cooperation agreement. For the years ended December 31, 2009 and 2010, impairment provision was made to write down the full carrying amount of this production line owing to the quality issue. In addition, the Company had determined not to continue with the remaining contract terms and reserved the right to claim penalties from the Vendor. The directors consider there would be no further obligation for the Group.
23 Restricted net assets
     Under PRC laws and regulations, there are certain restrictions on the Company’s PRC subsidiaries with respect to transferring certain of their net assets to the Company either in the form of dividends, loans, or advances. Amounts restricted include paid up capital and reserves of the Company’s PRC subsidiaries with positive net asset, totaling approximately Rmb31,625 as of December 31, 2010.
24 Segment information
     Prior to 2008, the Group and the Company operated two segments: the IT operations and the Solar Energy Operations, in addition to corporate segment. With the IT Operations being classified as discontinued operations in 2008, the Solar Energy Operations became the sole operating segment of the Group in addition to corporate segment.
     The chief operating decision maker evaluates the segment performance based upon operating income or loss and allocates resources between segments. Such measure is then adjusted to exclude items that are of a non-recurring or unusual nature. Management believes such discussions are the most informative representation of how management evaluates performance.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, except share data or unless otherwise stated)
24 Segment information (continued)
     Below represents summarized financial information for the Solar Energy Operations which represent the Group’s continuing operations for 2010, 2009 and 2008 as well as for the IT and Nutraceutical Operations, which represent the discontinued operation of the Group:

				Net
		Operating		identifiable	Depreciation
		income		assets/	and	Capital
	Revenues	(loss)	Assets	(liabilities)	amortization	expenditures
	Rmb	Rmb	Rmb	Rmb	Rmb	Rmb

2010
Solar Energy Operations	53,700	222	160,244	84,566	2,327	4,675
Corporate*	—	(28,749)	5,611	30,707	26	134

Total	53,700	(28,527)	165,855	115,273	2,353	4,809

2009
Solar Energy Operations	—	(12,329)	32,576	20,633	2,174	1,298
Corporate*	—	(20,002)	86,859	77,068	341	81

Total	—	(32,331)	119,435	97,701	2,515	1,379

2008
Solar Energy Operations	10	(4,334)	43,009	31,494	1,679	7,044
Corporate*	—	(20,004)	17,171	9,657	504	47

Sub-total	10	(24,338)	60,180	41,151	2,183	7,091
Discontinued operation-IT Operations	—	—	2,439	1,079	—	16

Total	10	(24,338)	62,619	42,230	2,183	7,107

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, except share data or unless otherwise stated)
24 Segment information (continued)

*	The detail of corporate/unallocated items including mainly staff costs, legal and professional fees are as follows:

	2008	2009	2010
	Rmb	Rmb	Rmb

Unallocated general and administrative expenses	(20,004)	(20,002)	(28,749)

Operating loss	(20,004)	(20,002)	(28,749)

Cash and cash equivalents	1,688	22,009	2,636
Other investments	—	336	—
Trading securities	—	3,825	20,429
Available-for-sale securities	4,712	27,432	14,120
Due from related parties	5,282	12,053	4,285
Prepayment for acquisition of property, plant and equipment	4,525	—	—
Other non-current assets	—	20,602	200
Other assets	963	603	3,097
Due to related parties	(176)	(177)	—
Deferred tax liabilities	—	—	(3,241)
Overdraft from security account	(1,499)	—	—
Liabilities relating to warrants	(2,289)	(3,003)	(2,449)
Other liabilities	(3,549)	(6,612)	(8,370)

Net identifiable assets	9,657	77,068	30,707

     The Group was engaged in the sale and marketing of solar modules to a wide range of industries and end users within the PRC. All of the Group’s revenue is derived from sales to customers located in the PRC, Hong Kong and Europe.
     The Group operates mainly in the PRC as such, all long-lived assets are located in the PRC and all revenues are generated with the PRC, Hong Kong and Europe.
     Segment assets consist primarily of cash and cash equivalents, inventories, trade accounts receivable, other assets and fixed assets. Segment liabilities comprise of operating liabilities.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATIONS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands, except share data or unless otherwise stated)
25. Additional information- condensed financial statements of the Company
As of December 31, 2010 and 2009, approximately Rmb31,625 and Rmb24,164 of the restricted capital and reserves were not available for distribution, respectively, and as such, the condensed financial information of China Technology Development Group Corporation (the “Company”) has been presented for the period ended December 31, 2008, 2009 and 2010.
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
The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the Consolidated Financial Statements of the Company. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted.
As of December 31, 2009 and 2010, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those which have been separately disclosed in the Consolidated Financial Statements, if any.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
CONDENSED FINANCIAL INFORMATION OF REGISTRANT
STATEMENTS OF OPERATIONS
(Amounts expressed in thousands)
For the years ended December 31, 2008, 2009 and 2010

	2008	2009	2010	2010
	Rmb	Rmb	Rmb	US$

General and administrative expenses	(14,657)	(16,253)	(22,876)	(3,465)

Operating loss	(14,657)	(16,253)	(22,876)	(3,465)

Other income (expense):
Share of results of subsidiaries	(37,912)	(16,175)	(2,763)	(418)
Interest income	6	—	—	—
Finance costs	—	(5,760)	—	—
Impairment on prepayment for business acquisition	—	—	(10,301)	(1,560)
Change in fair value of derivative embedded in convertible note	—	3,798	—	—
Change in fair value of warrants and option rights	(1,236)	(5,040)	555	84
Loss on debt extinguishment	—	(3,434)	—	—
Exchange loss	(79)	(165)	167	25
Gain on disposal of subsidiaries	—	4,560	—	—
Others, net	(40)	—	97	15

Net loss for the year	(53,918)	(38,469)	(35,121)	(5,319)

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
CONDENSED FINANCIAL INFORMATION OF REGISTRANT
BALANCE SHEETS
(Amounts expressed in thousands except share data)
As of December 31, 2009 and 2010

	2009	2010	2010
	Rmb	Rmb	US$

ASSETS
CURRENT ASSETS
Cash and cash equivalents	8,509	299	45
Due from subsidiaries	180,904	216,825	32,841
Prepaid expenses and other current assets	179	20,293	3,074

TOTAL CURRENT ASSETS	189,592	237,417	35,960
Property, plant and equipment, net	336	161	24
Prepayment for acquisition of property, plant and machinery	—	—	—
Other non-current asset	20,602	—	—
Investment in subsidiaries	(102,180)	(109,283)	(16,552)

TOTAL ASSETS	108,350	128,295	19,432

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accrued professional fees	3,713	4,060	615
Due to a related party	—	2,548	386
Due to subsidiaries	1,669	1,910	289
Liabilities relating to warrants	3,003	2,449	371
Other current liabilities and accrued expenses	2,328	2,118	322

TOTAL CURRENT LIABILITIES	10,713	13,085	1,983

TOTAL LIABILITIES	10,713	13,085	1,983
Contingencies and commitments
SHAREHOLDERS’ EQUITY
Common stock, (US$0.01 par value; 4,000,000,000 authorized in 2008 and 2009; shares issued and outstanding: 15,534,669 and 19,300,390 as of December 31, 2008 and 2009, respectively)	1,463	1,670	253
Preferred stock, (US$0.01 par value; 1,000,000,000 shares authorized; shares issued and outstanding: 1,000,000 as of December 31, 2008 and 2009)	77	77	12
Additional paid-in capital	482,265	545,847	82,675
Accumulated deficit	(384,299)	(419,420)	(63,527)
Accumulated other comprehensiveloss	(1,869)	(12,964)	(1,964)

TOTAL SHAREHOLDERS’ EQUITY	97,637	115,210	17,449

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	108,350	128,295	19,432

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
CONDENSED FINANCIAL INFORMATION OF REGISTRANT
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Amounts in thousands except share data)
For the years ended December 31, 2008, 2009 and 2010

							Accumulated
					Additional		Other	Total
	Preferred stock		Common stock		paid in	Accumulated	comprehensive	shareholders’
	Shares	Amount	Shares	Amount	capital	deficit	income (loss)	equity
		Rmb		Rmb	Rmb	Rmb	Rmb	Rmb
Balance at January 1, 2008	1,000,000	77	15,028,665	1,170	369,715	(292,873)	2,036	80,125
Issue of common stock, warrants and options to investors (net of offering cost of Rmb682)	—	—	498,338	34	7,809	—	—	7,843
Shares issued upon exercise of stock options	—	—	16,666	1	357	—	—	358
Modification of warrants issued to non-employees in prior year	—	—	—	—	2,364	—	—	2,364
Stock-based compensation	—	—	—	—	6,374	—	—	6,374
Contribution by major shareholder-China Biotech	—	—	—	—	7,923	—	—	7,923
Components of comprehensive loss:
Net loss	—	—	—	—	—	(53,918)	—	(53,918)
Share of subsidiaries’ equity transactions:
Net unrealized gain on available-for- sale securities, net of Rmb1,325 tax provision	—	—	—	—	—	—	(6,247)	(6,247)
Translation adjustment	—	—	—	—	—	—	(2,656)	(2,656)

Total comprehensive loss for the year								(62,821)

Balance at December 31, 2008	1,000,000	77	15,543,669	1,205	394,542	(346,791)	(6,867)	42,166
Effect of adoption of ASC 815-40-15 resulting from reclassification of warrants and option rights (Note16)	—	—	—	—	(8,488)	961		(7,527)

Balance at 1 January 2009	1,000,000	77	15,543,669	1,205	386,054	(345,830)	(6,867)	34,639

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
CONDENSED FINANCIAL INFORMATION OF REGISTRANT
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Amounts in thousands except share data)
For the years ended December 31, 2008, 2009 and 2010

							Accumulated
					Additional		Other	Total
	Preferred stock		Common stock		paid in	Accumulated	comprehensive	shareholders’
	Shares	Amount	Shares	Amount	capital	deficit	income (loss)	Equity
		Rmb		Rmb	Rmb	Rmb	Rmb	Rmb

Issue of shares upon exercise of option rights	—	—	60,000	4	1,121	—	—	1,125
Shares issued upon exercise of stock options	—	—	136,864	10	2,580	—	—	2,590
Issue of shares upon conversion of convertible note	—	—	3,322,260	228	80,764	—	—	80,992
Issue of shares upon exercise of stock purchase warrant	—	—	14,776	1	(1)	—	—	—
Issue of shares upon exercise of Warrant B	—	—	222,821	15	3,041	—	—	3,056
Stock-based compensation	—	—	—	—	8,706	—	—	8,706
Components of comprehensive loss:
Net loss	—	—	—	—	—	(38,469)	—	(38,469)
Share of subsidiaries’ equity transactions:
Net unrealized gain on available-for- sale securities	—	—	—	—	—	—	9,228	9,228
Translation adjustment	—	—	—	—	—	—	(4,230)	(4,230)

Total comprehensive loss for the year								(33,471)

Balance at January 1, 2010	1,000,000	77	19,300,390	1,463	482,265	(384,299)	(1,869)	97,637

CONDENSED FINANCIAL INFORMATION OF REGISTRANT
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Amounts in thousands except share data)
For the years ended December 31, 2008, 2009 and 2010

							Accumulated
					Additional		Other	Total
	Preferred stock		Common stock		paid in	Accumulated	comprehensive	shareholders’
	Shares	Amount	Shares	Amount	capital	deficit	income (loss)	Equity
		Rmb		Rmb	Rmb	Rmb	Rmb	Rmb

Issue of shares, net of offering costs	—	—	3,064,827	203	52,316	—	—	52,519
Shares issued upon exercise of stock options	—	—	59,999	4	760	—	—	764
Stock-based compensation	—	—	—	—	2,491	—	—	2,491
Issue of warrants	—	—	—	—	8,015	—	—	8,015
Components of comprehensive loss:
Net loss	—	—	—	—	—	(35,121)	—	(35,121)
Share of subsidiaries’ equity transactions:
Translation adjustment	—	—	—	—	—	—	(11,095)	(11,095)

Total comprehensive loss for the year								(46,216)

Balance at December 31, 2010	1,000,000	77	22,425,216	1,670	545,847	(419,420)	(12,964)	115,210

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
CONDENSED FINANCIAL INFORMATION OF REGISTRANT
STATEMENTS OF CASH FLOWS
(Amounts expressed in thousands)
For the years ended December 31, 2008, 2009 and 2010

	2008	2009	2010	2010
	Rmb	Rmb	Rmb	US$

Cash flows from operating activities
	(53,918)	(38,469)	(35,121)	(5,319)

Net cash used in operating activities	(13,810)	(48,375)	(40,707)	(6,166)

Net cash used in investing activities	(4,784)	(15,961)	(81)	(12)

Net cash generated from financing activities	17,177	72,428	38,608	5,848

Effect of exchange rate changes on cash and cash equivalents	270	(872)	(6,030)	(914)

Net increase (decrease) in cash and cash equivalents	(1,147)	7,220	(8,210)	(1,244)

Cash and cash equivalents at beginning of year	2,436	1,289	8,509	1,289

Cash and cash equivalents at end of year	1,289	8,509	299	45

Supplemental disclosure of cash flow information
Income taxes paid	—	—	—	—

Interest paid	—	—	—	—

Supplemental disclosure non-cash investing and financing activities
Issue of warrants as offering costs for financing activities in 2008	682	54	—	—
Conversion of convertible note in 2009	—	82,975	—	—
Purchase of property, plant and equipment funded through accrued expenses and other current liabilities	—	—	—	—