Form 20-F
period 2011-12-31
CHINA TECHNOLOGY DEVELOPMENT GROUP CORP
filed 2012-04-27
CIK 1027454

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2011
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

Zhenwei Lu, Chief Financial Officer

Telephone: (852)31128461; Fax: (852)31128410; E-mail: luzhenwei@cmhk.com

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 22,498,549 shares of Common Stock and 1,000,000 shares of Preferred Stock.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐            Accelerated filer  ☐            Non-accelerated filer  ☒

Indicate by check mark which basis of accounting the registration has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☐

If “Other” has been checked in response to the previous question, indicate by check mark which consolidated financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

TABLE OF CONTENTS

Introduction

Forward-Looking Statements

Introduction

This Annual Report on Form 20-F includes our audited consolidated financial statements as of December 31, 2010 and 2011 and for each of the years in the three-year period ended December 31, 2011.

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

For your convenience, this Annual Report contains translations of Renminbi amounts into U.S. dollar amounts. Unless otherwise indicated, the translations have been made at Rmb6.30559 = US$1.00, which was the exchange rate quoted by the People’s Bank of China in the PRC on December 31, 2011. See Item 3 “Key Information — Selected Financial Data — Exchange Rate Information” for historical information regarding this rate. You should not construe these translations as representations that the Renminbi amounts actually represent such U.S. dollar amounts or could have been or could be converted into U.S. dollars at the rate indicated or at any other rates.

Forward-Looking Statements

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

PART I

Item 1. Identity of Directors, Senior Management and Advisers.

Not Applicable.

Item 2. Offer Statistics and Expected Timetable.

Not Applicable.

Item 3. Key Information.

A.	Selected financial data.

The following selected consolidated statement of operations data for the years ended December 31, 2009, 2010 and 2011 and the selected consolidated balance sheet data as of as of December 31, 2010 and 2011 have been derived from our audited consolidated financial statements included elsewhere in this Annual Report. The following selected consolidated statements of operations data for the years ended December 31, 2007 and 2008 and the selected consolidated balance sheet data as of December 31, 2007, 2008 and 2009 have been derived from our audited consolidated financial statements not included in this Annual Report. The selected consolidated financial data should be read in conjunction with those financial statements and the accompanying notes and Item 5. “Operating and Financial Review and Prospects” below. Our audited consolidated financial statements are prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future periods.

	(Amounts in thousands, except share and per share data)
	Year Ended December 31,
	2007 Rmb(1)	2008 Rmb(1)	2009 Rmb(1)	2010 Rmb(1)	2011 Rmb(2)	2011 US$
Consolidated Statement of Operations Data:
Revenues	—	10	—	53,700	65,049	10,316

Cost of sales	—	20	—	(45,113)	(69,445)	(11,014)

Gross profit(loss)	—	(10)	—	8,587	(4,396)	(698)

Operating loss	(24,495)	(24,338)	(32,331)	(28,527)	(46,267)	(7,338)

Other income (expense) :
Interest income	827	79	7	40	13	2
Finance costs	—	(475)	(5,799)	(83)	(59)	(9)
Impairment on deposit for business acquisition	—	—	—	(10,301)	—	—
Impairment on trading securities	—	—	—	1,162	(8,927)	(1,416)
Gain on disposal of trading securities	—	—	—	5,196	283	45
Dividend income from available-for-sale securities	58	48	71	—	—	—
Gain (loss) on disposal of available-for-sale securities	15,405	(14,049)	111	(213)	276	44
Impairment on available-for-sale securities	—	(15,213)	—	(3,549)	(12,859)	(2,039)
Impairment on other investments	—	—	(571)	(489)	—	—
Change in fair value of investment in convertible note	—	—	—	1,917	—	—
Change in fair value of derivative embedded in convertible note	—	—	(5,040)	—	—	—
Change in fair value of warrants and option rights	—	(1,236)	3,798	555	2,364	375
Loss on debt extinguishment	—	—	(3,434)	—	—	—
Subsidies from government	—	—	600	—	—	—
Exchange loss	(482)	(268)	(218)	(442)	(688)	(109)
Others, net	(7)	(36)	(2)	(491)	463	74

Loss from continuing operations	(9,084)	(54,776)	(42,696)	(35,121)	(64,630)	(10,249)

Profit from discontinued operations	1,973	858	4,227	—	—	—

Net loss	(7,111)	(53,918)	(38,469)	(35,121)	(64,630)	(10,249)

Net loss per share	(0.50)	(3.34)	(2.42)	(1.69)	(2.87)	(0.46)

Net loss per share from continuing operations	(0.64)	(3.39)	(2.68)	(1.69)	(2.87)	(0.46)

Net (loss) earnings per share from discontinued operations	0.14	0.05	0.26	NA	NA	NA

Basic weighted average common shares outstanding	14,249,051	16,160,172	15,927,168	20,746,185	22,493,666	22,493,666

	(Amounts in thousands, except share data)
	As of December 31,
	2007 Rmb	2008 Rmb	2009 Rmb	2010 Rmb	2011 Rmb(2)	2011 US$

Consolidated Balance Sheet Data:

Total assets	115,888	62,619	119,435	165,855	269,800	42,788
Total liabilities	35,699	20,389	21,734	50,581	210,980	33,459
Shareholders’ equity	80,189	42,230	97,701	115,274	58,820	9,329
Number of common shares issued and outstanding	15,028,665	15,543,669	19,300,390	22,425,216	22,498,549	22,498,549

(1)	Our management approved the disposal of our entire nutraceutical operations in April 2007. In April 2008, we disposed of Green Energy Industry Ltd, including its subsidiaries Fullwing Ltd and Margot Ltd, to Harvest Time International Holding Ltd, an independent third party, for cash consideration of HK$10,000. In December 2008, we entered into a separate sale and purchase agreement to sell our wholly-owned subsidiary Jingle and its subsidiaries, BHL Networks Technology Co. Ltd. (Cayman), or BHLNet, and Beijing BHL Networks Technology Co. Ltd, or BBHL, which we refer to collectively as the Jingle Group, to Sentron Enterprises Limited, an independent party, for cash consideration of HK$0.2 million. During 2008, we regarded Jingle Group as discontinued operations pursuant to Accounting Standard Codification 205-20 (formerly refer to SFAS 144 “Discontinued operations”). We reported the operating results of these businesses from the beginning of the year up to the date of disposal and the loss resulted from the disposal are reported in the year of disposal as discontinued operations (see Note 5 to our audited consolidated financial statements included elsewhere in this Annual Report). To conform to the presentation of the disposed businesses, we reclassified the comparative operating results of the discontinued operations for the years ended December 31, 2007, 2008 and 2009 as discontinued operations.

(2)	In November 2010, we acquired a 100% equity interest in Linsun Renewable Energy Corporation Limited. The consideration for the acquisition was accounted for US$2,215 as of December 31, 2010, satisfied through the issuance of 1,064,827 shares of common stock. For additional information regarding the purchase price allocation and pro forma information, see Note 3 to our audited consolidated financial statements included elsewhere in this Annual Report.
(3)	In March 2011, one of our wholly owned subsidiaries, China Green Investment Group Limited, incorporated a 100% owned subsidiary, LSP Solar GmbH, in Germany. The business scope of LSP Solar GmbH is to expand our sales network in Europe.
(4)	In August 2011, one of our wholly owned subsidiaries, China Merchants Zhangzhou Development Zone Trendar Solar Tech Ltd. (“Trendar Solar”), incorporated a 100% owned subsidiary, Xiamen Chuangri New Energy Technology Ltd (“Chuangri”), in China. The business scope of Chuangri is to provide technical consulting services.

Exchange Rate Information

We normally maintain our financial statements in Renminbi for our PRC operating subsidiaries, as our business is primarily conducted in China and the Renminbi is China’s legal currency. In July 2005, the Chinese government changed its policy of pegging the value of the Renminbi to the U.S. dollar. This revaluation of the Renminbi was based on a conversion of Renminbi into U.S. dollars at an exchange rate of US$1.00=Rmb8.11. Under this policy, the Renminbi is permitted to fluctuate within a band against a basket of foreign currencies. This change in policy resulted initially in an approximately 2.0% appreciation in the value of the Renminbi against the U.S. dollar and could result in further and more significant appreciation or depreciation. The Chinese government has signaled a return to a managed appreciation of the Renminbi against the dollar. Although we generate substantially all of our revenue in Renminbi and Euros, our U.S. dollar cash deposits are subject to foreign currency translation.

The following table sets forth certain information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this Annual Report or will use in the preparation of our periodic reports or any other information to be provided to you. For the period prior to January 1, 2009, the exchange rates reflect the noon buying rates from the Federal Reserve Bank of New York. For the period after January 1, 2009, the exchange rates reflect those quoted by the People’s Bank of China in the PRC.

	Average(1)	High	Low	Period-end
	(Rmb per US$1.00)
2006	7.9579	8.0702	7.8041	7.8041
2007	7.5806	7.7714	7.2946	7.2946
2008	6.9193	7.1818	6.7899	6.8225
2009	6.8311	6.8895	6.7753	6.8270
2010	6.7683	6.8346	6.6008	6.6023
2011	6.4615	6.6388	6.3056	6.3056
October 2011	6.3699	6.3865	6.3486	6.3567
November 2011	6.3556	6.3841	6.3319	6.3770
December 2011	6.3405	6.3660	6.3056	6.3056
January 2012	6.3128	6.3348	6.2964	6.3085
February 2012	6.3002	6.3126	6.2914	6.2938
March 2012	6.3122	6.3328	6.2958	6.2960

(1)	Annual averages are calculated by averaging the rates on the last business day of each month during the relevant year.

On April 24, 2012, the exchange rate quoted by the People’s Bank of China in the PRC was Rmb6.30492 = US$1.00.

B.	Capitalization and indebtedness.

Not Applicable.

C.	Reasons for the offer and use of proceeds.

Not Applicable.

D.	Risk factors.

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

Risks Related to Our Company and Our Industry

Our operations are not profitable, and we may not be able to continue as a going concern.

During the year ended December 31, 2011, the Group reported a net loss of approximately Rmb64.63 million and net cash used in operations of approximately Rmb20.41 million. Our cash and cash equivalents balance was only Rmb5.35 million as of December 31, 2011. The directors of the Company believe that the Group will be able to generate adequate cash flows to finance its operations and to meet its cash obligations in 2012 and, accordingly, the financial statements included in this Annual Report have been prepared on a going concern basis. However, there can be no assurance that we will be able to continue as a going concern.

Our business strategy has evolved significantly over time, and our limited operating history in the solar business may not serve as an adequate measure for our future results of operations.

We have limited experience in the solar business in which we are currently engaged. We were formed in 1995 and have engaged in a number of different businesses, including sanitary wares and ceramic tiles manufacturing, internet-related business and nutraceutical-related business. We launched our solar energy business in September 2007, completed the installation of our first SnO2 thin-film base plate production line in June 2008 and made our first commercial shipment of solar base plates in December 2008. Our technology for SnO2 base plates manufacturing is in its early stages, and we did not successfully ramp up the production line to its full capacity as we expected, which resulted in no sales of the SnO2 base plates in 2009. In 2010, we commenced the establishment of a new factory to produce solar modules at our production base and completed the first shipment of solar modules in September 2010. At the end of 2010, we acquired a company producing PV modules located in Jinjiang, Fujian Province, China. In 2011, we established offices in Milan, Italy and Frankfurt, Germany to promote the sale of our PV modules and to develop solar power plants in Europe. Our historical operating results do not reflect our current focus on the solar industry and, as such, do not provide a meaningful basis for evaluating our current or planned businesses or our future prospects. Accordingly, you should consider our business and prospects in light of the risks, expenses and challenges that we face as an early-stage company seeking to develop new projects and manufacture new products in the rapidly evolving solar industry. Accordingly, you should not rely on our results of operations for any prior periods as an indication of our future performance.

We have incurred significant operating losses, and we do not know whether we will ever achieve or sustain profitability.

We have incurred significant operating losses in the preceding five years as follows:

Year	Operating loss (in thousands of Rmb)
2007	(24,495)
2008	(24,338)
2009	(32,331)
2010	(28,527)
2011	(46,267)

Our solar business generated no revenues in 2007, de minimis revenues in 2008 and no revenues in 2009. We started to manufacture solar modules in May 2010 and completed the first shipment of solar modules in September 2010. Our offices in Italy and Germany were established in 2011. During the past five years, we have expended and anticipate that we will continue to expend significant financial and other resources as we expand our solar business. The rapidly evolving markets in which we operate our solar business make it difficult for us to predict our future performance. Our ability to achieve profitability in the future is uncertain and will depend largely on the successful expansion of our market share with respect to solar products and solar plants. If we fail to operate our production lines up to their designed capacity, or if we fail to expand our sales network and develop solar plants and systems, our results of operations will be materially adversely affected. We cannot accurately estimate our future operating losses because our revenues, gross margins and operating results may fluctuate significantly due to, among other things:

•	the need to procure additional equipment at reasonable cost and on a timely basis;

•	the need to raise additional funds to finance the construction and expansion of production lines and solar power plants, which we may be unable to obtain on reasonable terms or at all;

•	product upgrading or updating by us or our competitors;

•	demand for our solar products and services;

•	our competitors’ price changes;

•	our research and development and marketing activities;

•	our acquisition costs of new technology or businesses or other resources for development of solar plants, including roof-top solar power systems;

•	employee wage pressure arising from increased competition for skilled employees and increased governmental staff welfare regulations;

•	the loss of our controlling interest in a our manufacturing plan in connection with the restructuring of Sinofield Group Ltd. in 2012;

•	any decision by CMNE to purchase solar modules from a source other than our Company; and

•	extraordinary costs incurred for any acquisitions or reductions in force.

Our operating results could be materially adversely affected by any of these factors, or by additional factors of which we are currently unaware. As a result, we do not know whether we will ever achieve or sustain profitability. ,

We expect that we will need to obtain additional financing to continue to operate our solar business, including significant capital expenditures to increase our production capacity and to develop solar power plants and systems. If we cannot obtain additional financing when we need it, our growth prospects and results of operations for our solar business may be materially adversely affected.

We have been experiencing substantial losses and negative cash flow from operations, and we expect that we will continue to need significant financing to operate our solar business. In particular, we expect that we will require significant additional capital to increase the manufacturing capacity of our solar production lines and to expand our sales network and project development in overseas markets. We will also need cash resources to fund our solar research and development activities in order to remain competitive in the marketplace. In addition, future acquisitions, expansions, market changes or other developments will cause us to require additional financing. Our ability to obtain external financing in the future is subject to a number of uncertainties, including:

•	the trading price of our common stock on Nasdaq;

•	our future financial condition, results of operations and cash flows;

•	general market conditions for financing activities by companies in the solar industry; and

•	economic, political and other conditions in China and elsewhere.

We do not know whether additional financing will be available or whether the terms of such additional financing, if available, will be acceptable to us. If additional financing is not available or not available on terms acceptable or favorable to us, our ability to fund our solar business, expand our manufacturing operations and sales network, develop and construct solar power plants and systems, maintain our solar research and development efforts or otherwise respond to competitive pressures may be significantly impaired. If we are required to pay higher than anticipated costs for additional financing, our results of operations or financial condition may be materially adversely affected. In addition, we could be required to make operating and financial covenants that would restrict our operations. If new shares are issued for equity financing or acquisition purposes, interests of existing shareholders will be diluted.

We may not be able to implement our growth strategy and manage our planned solar business expansion effectively.

We anticipate growth in market demand for solar power applications in the future, which will require us to continue to expand our business to capture emerging market opportunities and increase our penetration and market share. Our growth strategy requires us to introduce additional solar products and services through partnerships, joint ventures and acquisitions, including products for which there are no established markets in China and products and/or services with respect to which we lack experience and expertise. We do not know whether we will be able to deliver new solar products or achieve our planned expansion on a commercially viable basis or in a timely manner, or at all. Any failure in implementing our growth strategy could materially adversely affect our business, financial condition and results of operations.

To manage this planned expansion of our solar business operations, we will need to improve our operational and financial systems, internal procedures and risk control system, increase our manufacturing throughput, enhance our power plant operation skills, and recruit, train and manage our employee base, especially our engineering and manufacturing operation management team. In addition, our management must maintain and strengthen our relationship with our suppliers, strategic partners, customers and local governments. We do not know whether our current and planned systems and internal controls will be adequate to support our planned expansion. If we are not able to manage our business expansion effectively, we will not be able to execute our business strategy or capitalize on market opportunities, and our results of operations would be adversely affected.

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

The markets in which our solar business is involved are characterized by ongoing technological developments, evolving industry standards and rapid changes in customer requirements. The solar energy market is at a relatively early stage of development and the extent to which solar products will be widely adopted is uncertain. Our success will depend on, among other things, our ability to:

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

In October 2009, we entered into a stock purchase agreement with China Technology Solar Power Holdings Limited, or CTSPHL Group, and its direct and indirect shareholders to acquire a 51% equity interest in CTSPHL Group. CTSPHL Group was developing a 100 megawatt grid-connected solar power plant project in Delingha City located in Qaidam Basin in Qinghai Province, Northwestern China. Upon execution of the stock purchase agreement, we paid US$3 million in cash to Good Million Investments Ltd., the direct shareholder of CTSPHL Group, as a deposit for the transaction. Completion of the proposed transaction was subject to a number of conditions, including receipt of an independent valuation report. However, due to the fact that the Chinese government did not determine the specific subsidies and incentives for on-grid solar energy applications for Qinghai Province, we encountered difficulties in determining the fair value of the solar power plant. As a result, on October 11, 2010, we entered into an agreement with CTSPHL Group to terminate the stock purchase agreement. Pursuant to this termination agreement and subsequent amendments, CTSPHL Group was required to repay the cash advance to us in installments by August 31, 2011. We received the first installment payment of US$1 million in June 2011 and entered into a deed of share charge with Good Million Investments Ltd. on June 27, 2011 to secure the repayment of the remaining US$2 million. Due to Good Million Investments Ltd.’s failure to repay the remaining US$2 million by August 31, 2011, we enforced the security created by the deed and, as a result, we acquired 29,433,962 shares of a Hong Kong listed company with stock code 08111.

In April 2010, we entered into a cooperation framework agreement with Xintang Media Technology (Beijing) Limited, or Xintang, its shareholders and associated companies, pursuant to which we intended to acquire Xintang. Xintang is a Chinese company that conducts advertising and media business in China. Xinhua News Agency has granted Xintang exclusive rights to operate an advertising network and other relevant value-added business using flat-panel displays installed in lobbies, offices, elevators and other public areas in governmental buildings in certain provinces in China. We paid approximately Renminbi 10 million to Xintang and its shareholders. The completion of this acquisition was contingent upon the satisfaction of a number of conditions, including a fair value determination by an international independent appraiser, completion of restructuring of the target companies, execution of advertising and media business cooperation arrangements between Xintang and Xinhua News Agency and approval from our shareholders in a general meeting. Since these conditions precedent have not been satisfied, however, the parties agreed not to proceed with the transactions. In 2010, our board of directors determined to terminate the cooperation framework agreement. However, we have not agreed upon the terms and conditions of the termination with Xintang’s shareholders, and we may suffer a loss of our entire prepayment. As a result, we recorded a full impairment loss against the carrying amount on our Statement of Operations in 2010.

Any acquisitions or strategic investments that we make will involve a number of risks, and we may not realize the expected benefits of these transactions and we may also suffer additional losses. As a result, we may lose all or a portion of our investment. In the event that an acquired company does not perform as anticipated, we could be required to incur a significant impairment of goodwill and other acquired assets. Any impairment of goodwill and other acquired assets may adversely and materially affect our results of operations and financial condition. We may finance these transactions by using our available cash and/or issuing common stock, which could result in significant acquisition-related charges to earnings and dilution to our shareholders. Moreover, we may incur or assume the acquired company’s liabilities, including liabilities that are unknown at the time of acquisition, which may result in a material adverse effect on financial condition, results of operations and prospects.

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

A significant reduction or discontinuation of government subsidies and economic incentives or change in government policies may have a material adverse effect on our business and prospects.

Demand for our products and services is affected by government policies for solar industry and the subsidies and incentives promulgated thereunder. Currently, the cost of generating electricity from solar power exceeds, and we believe will continue to exceed for the foreseeable future, the costs of generating electricity from conventional or non-solar renewable energy sources. Therefore, without government incentives, the solar power markets would not be commercially viable in many countries where we are currently, or intend to become, active, such as Germany, Italy, Spain, the United Sates and China. However, the scheme of the government incentives for solar power depends, to a large extent, on political and policy developments relating to environmental concerns in a given country, which could lead to a significant reduction in or a discontinuation of the support for renewable energies in such country. Policy shifts could reduce or eliminate these government economic incentives altogether, which will result in a decline of demand for our products and have a material adverse effect on our business, financial condition, results of operations and prospects.

We may be adversely affected by volatile market and industry trends. In particular, the credit risk of our customers may materially and adversely affect our financial position and results of operations.

We are affected by solar energy market and industry trends. We have historically required our customers to make an advance payment of a certain percentage of their orders, a business practice that helped us to manage our accounts receivable, prepay our suppliers and reduce the amount of funds that we needed to finance our working capital requirements. In line with market trends, this practice of requiring our customers to make advance payments is on the decline, which in turn has increased our exposure to the credit risks of our customers. In 2011, we believe a majority of our revenues were derived from credit sales, generally with payment schedules due according to negotiated contracts.

Given the current economic uncertainty in Europe, particularly the tightening of the credit markets, there can be no assurance that our customers will be able to get financing from banks on a timely basis or on reasonable terms, which could have a negative impact on their demand for our products. Even if the demand remains, the decrease in the availability of financing may result in our customers’ failure to meet their payment obligations and we don’t have an insurance scheme in place to cover such trade risk, which would materially and adversely affect our financial position, liquidity and results of operations.

Our dependence on a limited number of customers may cause significant fluctuations or declines in our revenues.

We currently sell a significant portion of our PV modules to a limited number of customers. In 2011, our top 4 customers represented approximately 96.6% of our revenues. We anticipate that our dependence on a limited number of customers will continue for the foreseeable future. Consequently, loss of one or more of our significant customers may cause material fluctuations or declines in our revenues.

We have granted, and expect to continue to grant, stock options under our stock incentive option plan, which could adversely impact our financial results.

We have adopted various stock option plans to provide incentives to our directors, employees and consultants. As of December 31, 2011, we had an aggregate of 5,674,465 stock options outstanding under our option plans held by directors, officers, employees and consultants. In our consolidated financial statements, we are required to recognize share-based compensation as compensation expense based on the fair value of equity awards on the date of the grant, with the compensation expense being recognized over the period in which the recipient is required to provide service in exchange for the equity award. The expense associated with share-based compensation may adversely impact our financial results and reduce the attractiveness of stock options as compensation to our directors, officers, employees and consultants. If we do not offer sufficient equity compensation to our directors, officers, employees or consultants, we may not be able to attract and retain key personnel.

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

We may incur loss resulting from holding marketable securities

We have been holding marketable securities that have been subject to a continuous decline in value, and we recorded impairment losses in 2010 and 2011. The decline in value of these securities has continued in 2012, and we incurred an additional loss of Rmb4.63 million as of April 24, 2012.

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

The audit report included in this annual report is prepared by an auditor who has not been inspected by the Public Company Accounting Oversight Board.

Auditors of companies that are registered with the US Securities and Exchange Commission and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the US Public Company Accounting Oversight Board (United States) (“the “PCAOB”) and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. Because our auditors are located in the PRC, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors have not been inspected by the PCAOB. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating audits and quality control procedures of any auditors operating in China, including our auditors, As a result, our investors do not have the benefits of PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditors’ audit procedures or quality control procedures compared to auditors outside of China that are subject to PCAOB inspections. Accordingly, investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

Risks Associated with Investing in Our Common Stock.

Our stock price has been and may continue to be volatile.

The price of our common stock has been volatile, ranging from a high of US$2.61 to a low of US$0.57 during the period from January 1, 2011 to April 24 2012. On April 24, 2012, the closing price of our common stock on Nasdaq was US$0.75 per share. Factors such as variations in our revenue, earnings and cash flow, announcements of new investments, cooperation arrangements or acquisitions, and fluctuations in market prices for our products could cause the market price of our common stock to change substantially. In addition, many factors that we cannot control affect our stock price, including the global financial markets and the confidence of the investment community. Any of these factors may result in large and sudden changes in the volume and price at which our common stock trades. Accordingly, we expect that the price for our common stock on Nasdaq will continue to be volatile in the future.

We have received a deficiency notice from Nasdaq. If our common stock were delisted from The NASDAQ Stock Market, you may find it difficult to dispose of your shares and the value of your investment may be adversely affected.

On December 1, 2011, we received a NASDAQ Staff deficiency letter indicating that, for the previous thirty consecutive business days, the closing bid price of our common stock was below the minimum $1.00 per share and that, as a result, we no longer met The NASDAQ Capital Market’s minimum bid price requirement for continued listing set forth in Listing Rule 5550(a)(2). Under the Listing Rules, we were provided an initial period of 180 calendar days, or until May 29, 2012, to regain compliance. If at any time before May 29, 2012, the closing bid price of our common stock is at least $1.00 for a minimum of 10 consecutive business days, we will regain compliance with the minimum bid price requirement. In the event we do not regain compliance by May 29, 2012, we may be eligible for an additional 180 calendar day grace period, provided that we meet all initial listing standards for The NASDAQ Capital Market other than the minimum bid price requirement. However, there can be no assurance the Staff would grant additional grace period.

We intend to monitor the bid price of our common stock and consider available options (including, without limitation, a reverse stock split) if our common stock does not trade at a level likely to result in the Company regaining compliance with NASDAQ’s minimum bid price rule by May 29, 2012.

If our common stock were to be delisted from The NASDAQ Capital Market, trading of our common stock most likely would be conducted in the over-the-counter market on an electronic bulletin board established for unlisted securities such as OTC Pink, OTCQX, OTCQB or the OTC Bulletin Board. Such trading would reduce the market liquidity of our common stock. As a result, an investor would find it more difficult to dispose of, or obtain accurate quotations for the price of, our common stock, thereby negatively impacting the value of our common stock.

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

As of December 31, 2011, our disclosure controls and procedures were not effective because our management has identified material weaknesses in our internal control over financial reporting, which are described in more detail in Item 15T “Controls and Procedures.” We plan to take steps to improve our internal and disclosure controls to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002. However, if we are unable to address the existing deficiencies in our existing internal and disclosure controls and procedures, or if we fail to maintain an effective system of internal controls in the future, we may be unable to accurately report our financial results or prevent fraud and as a result, investor confidence and the market price of our common stock may be adversely impacted. We could also become subject to regulatory investigations and sanctions by regulators such as the Securities and Exchange Commission.

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

•

In April 2009, one of our wholly owned subsidiaries, China Green Holdings Ltd., issued a US$10.0 million convertible note to an investor. In November 2009, the investor exchanged the entire principal amount of the convertible note for 3,322,260 shares of our common stock.

•	In May 2010, we issued and sold 2,000,000 shares of common stock to China Wanhe Investment Ltd. at a price of $3.01 per share in connection with a private placement.

•

In November 2010, we issued and allotted a total of 1,064,827 shares of common stock to Mr. Liao Lin-Hsiang and Goldpoly Company Limited as payment for the acquisition of Linsun Renewable Energy Corporation Limited and its subsidiaries.

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

Item 4. Information on the Company.

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

China Merchants New Energy Group Limited (formerly known as China Technology Investment Group Limited), or CMNE, has been the largest shareholder of our company since January 2007. On November 27, 2006, CMNE entered into a subscription agreement with us to purchase 1,500,000 shares of our common stock and entered into a share purchase agreement with Beijing Holdings Limited to acquire 2,000,000 shares of our common stock. The transactions were completed on January 12, 2007. To the best of our knowledge as of the date of this Annual Report, CMNE holds 4,132,168 shares of common stock and 1,000,000 shares of series A preferred stock of our company.

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

On April 27, 2007, we entered into a sale and purchase agreement with Win Horse Investments Limited, or Win Horse, to dispose of our entire interest in CNT for cash consideration of HK$10 million. The agreement was subsequently terminated due to the fact that we received no payment from Win Horse. On December 18, 2007, we entered into a sale and purchase agreement with Total Trump Limited, or Total Trump, an independent party, to dispose of our entire interest in CNT for consideration of HK$10 million and we received a deposit of HK$1 million on the same date. As of December 31, 2007, Total Trump was legally entitled to all right, title and interest of CNT. In April 2008, Total Trump informed us of its financial inability to settle the remaining balance of the consideration amount of HK$9 million, or the Unpaid Consideration, on or before June 30, 2008 as required under the sales and purchase agreement. CMNE, our company’s major shareholder, signed a memorandum with our Company to commit additional resources, on an unconditional best efforts basis, to streamline our core business to the solar energy business. In addition, CMNE agreed to assume all payment obligations of the Unpaid Consideration due from Total Trump by entering into an Assignment Agreement with Total Trump on May 8, 2008. The Unpaid Consideration assumed by CMNE was fully paid on June 16, 2008. Our management considered the above transactions as two separate transactions even though they were related to the same disposed business unit due to the fact that Total Trump and CMNE were two separate parties. The HK$1 million deposit received from Total Trump was considered as forfeited by Total Trump. The HK$9 million received from CMNE on June 16, 2008 was recorded as shareholders’ contribution in the additional paid-in capital in shareholders equity for the fiscal year ending December 31, 2008. The additional paid-in capital did not have a dilutive effect on our shareholders.

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

On December 10, 2007, we acquired Faster Assets Limited, or Faster Assets, from CMNE. Faster Assets is incorporated under the laws of British Virgin Islands and owns China Merchants Zhangzhou Development Broad Shine Solar Technology Ltd., or Broad Shine, which was incorporated in China to conduct the Solar Energy Operations. We refer to Faster Assets and Broad Shine together as the Faster Group. In return, we issued 782,168 common shares and 1,000,000 preferred shares to CMNE as consideration valued at Rmb20.7 million. Prior to the acquisition, Faster Group had no business activities and its major assets and liabilities were cash of Rmb5.78 million, plant of Rmb16.70 million, land use right of Rmb4.00 million and balance due to a related party of Rmb5.78 million. Accordingly, this transaction has been accounted for as an acquisition of assets.

On October 27, 2009, we entered into a stock purchase agreement with China Technology Solar Power Holdings Limited, or CTSPHL Group, and its direct and indirect shareholders to acquire a 51% equity interest in CTSPHL Group which, through its wholly-owned subsidiary, is developing a 100 megawatt grid-connected solar power plant project located in Qinghai Province, China. Upon execution of the stock purchase agreement, we paid US$3.0 million in cash to CTSPHL Group as a prepayment for the transaction to be solely used for developing and constructing the solar power plant. Our technical team consisting three engineers worked with CTSPHL Group on site to develop the solar power plant since our execution of the agreement. Completion of the proposed transaction was subject to a number of conditions, including receipt of an independent valuation report. However, due to the fact that the Chinese government did not determine the specific subsidies and incentives for on-grid solar energy applications for Qinghai Province, we encountered in difficulties in determining the fair value of the solar power plant. Accordingly, on October 11, 2010, we entered into an agreement with CTSPHL Group to terminate the stock purchase agreement.

In May 2010, we commenced the establishment of a new factory at our production base to produce solar modules. By the end of 2010, the factory was in operation and had an annual production capacity of 65MW. In November 2010, we acquired Linsun Renewable Energy Corporation Limited, including its wholly-owned subsidiary Linsun Power Technology (Quanzhou) Corp. Ltd., which is manufacturing crystalline PV modules in China and exporting its solar products to the European market. In March 2011, we incorporated LSP Solar GmbH, a company with limited liability, in Germany, to expand our sales network in Europe.

In January 2012, we transferred the Faster Group internally to Sinofield Group Ltd., one of our wholly-owned subsidiaries, and further transferred China Merchants Zhangzhou Development Broad Shine Solar Technology Ltd. to China Merchants Zhangzhou Development Zone Trendar Solar Tech Ltd. In February 2012, Beijing Yin Bao Hong Di Equity Investment Management Centre invested HKD5.5 million into China Merchants Zhangzhou Development Zone Trendar Solar Tech Ltd. and became an 8.4% shareholder. In March 2012, our wholly owned subsidiary, Sinofield Group Ltd., or Sinofield, entered into a subscription agreement with CMNE, pursuant to which CMNE purchased 220 newly issued ordinary shares of Sinofield in consideration for contributing exclusive rights to develop at least 180MW roof-top solar plants in China valued at an amount equal to at least HKD132 million. On April 2, 2012, the transaction closed and CMNE became a 68.75% shareholder of Sinofield. In connection with the closing, Sinofield changed its name into China Merchants New Energy Holdings Limited. On April 19, 2012, China Merchants New Energy Holdings Limited entered into a subscription agreement with GCL-Poly Investment Ltd., or GCL, pursuant to which GCL agreed to purchase 80 newly issued ordinary shares of Sinofield in consideration for HKD48 million in cash. We expect that the transaction will be consummated on April 30, 2012. In connection with GCL’s investment in Sinofield, our shareholding in Sinofield will be diluted from 31.25% to 25%.

The following diagram illustrates our corporate structure as of the date of this Annual Report:

B.	Business overview.

Company Overview

We are a provider of solar energy products and solutions in China. Founded in September 1995, we were formerly engaged in sanitary wares and ceramic tiles manufacturing, system integration services, network security services and related software development, and manufacturing and marketing of a series of nutraceutical products utilizing bio-active components of bamboo. In 2007, we decided to pursue a different line of business principally engaging in the development of eco-friendly technologies and products, which we refer to as the green industry. In September 2007, we entered into the solar industry by manufacturing SnO2 solar base plates, which are a type of transparent conductive oxide, or TCO glass. TCO glass is a key component of thin-film solar cells. In 2009, we participated in preliminary design and development of the grid-connected solar power plant located in Qinghai Province, China. In 2010, we commenced manufacturing solar modules from monocrystalline and multicrystalline solar cells. In 2011, we participated in the development of solar farms in Italy. Also, we have been working on a project for constructing and installation of rooftop solar systems in China since 2011.

Our company is headquartered in Hong Kong, and we have project offices in Frankfurt, Germany and production and distribution facilities, together with research and development capability, strategically located in Fujian Province, China.

Business Strategy

Our strategic business goal is to become a leading renewable energy application solution provider. We intend to achieve our strategic business goals primarily through the following strategies:

•

Capitalize upon future growth of solar market in China. Since 2008, we have devoted our resources to developing solar application projects in China. The Chinese government has supported solar power electricity generation through a variety of recent policy measures. We believe these measures will stimulate the growth of the solar market in China. We plan to continue to devote our financial, human and technical resources to develop roof-top solar systems and solar power plants in the Chinese market.

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

•

Expand our customer base and develop our solar markets. We intend to expand the customer base and sales channels for our solar business in USA and Europe. Our marketing and sales strategy is based on the formation of strategic relationships with key partners, including solar module distributors and solar farm developers. We believe that we have the potential to ultimately serve as a provider of high value-added solar products and solutions to our strategic partners. Also, we intend to develop on-grid rooftop solar projects undertaken by China Merchants New Energy Holdings Limited.

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

As of the date of this Annual Report, we don’t own any patents or applications that relate to technology we are currently using.

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

Consistent with our business strategy, we are developing solar plant projects and expect to offer solar electricity solutions to electric grids in Europe, and we also expect to face competition from other providers of renewable energy solutions, including developers of photovoltaic, solar thermal and concentrated solar power systems, and developers of other forms of renewable energy projects.

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

In July 2010, the Ministry of Housing and Urban-Rural Development issued the "City Illumination Administration Provisions" which encourage the installation and use of renewable energy system, such as PV systems, in the construction and renovation of city illumination projects.

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

Labor Laws and Regulations

The Work Safety Law in China was adopted at the 28th meeting of the Standing Committee of the Ninth People’s Congress on June 29, 2002, and was promulgated for implementation as of November 1, 2002. The Work Safety Law is applicable to the work safety for entities engaging in manufacturing and business operation activities within the PRC. Such entities must comply with the Work Safety Law and other relevant laws and regulations concerning work safety intended to strengthen the administration of work safety, establish and perfect the system of responsibility for work safety and ensure safe manufacturing conditions.

The PRC Labor Contract Law was promulgated on June 29, 2007 and became effective on January 1, 2008. This law governs the establishment of employment relationships between employers and employees, and the conclusion, performance and termination of, and the amendment to, employment contracts. To establish an employment relationship, a written employment contract must be signed. In the event that no written employment contract is signed at the time of establishment of an employment relationship, a written employment contract must be signed within one month after the date on which the employer engages the employee. All employers must compensate their employees with wages equal to at least the local minimum wage standards. All employers are required to establish a system for labor safety and sanitation, strictly abide by state rules and standards and provide employees with workplace safety training. Violations of the PRC Labor Contract Law may result in the imposition of fines and other administrative liabilities. Criminal liability may arise for serious violations. In addition, employers in China are obliged to provide employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance and housing funds (compulsory in some cities).

Tax

We are a tax exempted company incorporated in the British Virgin Islands. Our subsidiaries incorporated in Hong Kong and PRC are subject to Hong Kong Profits Tax and Enterprise Income Tax in the PRC, respectively.

Our subsidiaries incorporated in Hong Kong were subject to a tax rate of 16.5% in 2009, 2010 and 2011 on the assessable profits arising in or derived from Hong Kong.

On March 16, 2007, the National People’s Congress adopted the Enterprise Income Tax Law, or New Income Tax Law, which became effective on January 1, 2008 and replaced the previous separate income tax laws for domestic enterprises and foreign-invested enterprises (including PRC subsidiaries of our company) by adopting a unified income tax rate of 25% for most enterprises. In accordance with the implementation rules of the New Income Tax Law, the preferential tax treatments previously granted to certain PRC subsidiaries will not continue and those subsidiaries will be subject to the statutory 25% tax rate. The 25% tax rate has been used in the calculation of our deferred tax balances, except for Zhangzhou Trendar. Among our PRC subsidiaries, only Zhangzhou Trendar obtained the preferential tax concession from the local tax bureau that it was fully exempt from the PRC enterprise income tax for 2008 and 2009, followed by a 50% tax exemption for 2010 through 2012. Accordingly, the enacted tax rate for Zhangzhou Trendar was 0, 12.5% and 12.5%, respectively, for the years ended December 31, 2009 to 2011.

Since all the PRC subsidiaries of the Company reported accumulated deficits through December 31, 2011, no provision for PRC dividend withholding tax has been made. Upon distribution of any future earnings in the form of dividends or otherwise in the future, the Group would be subject to the respective tax rate under PRC Enterprise Income Tax Law issued by the State Council.

The Group concluded that it does not have any material uncertain tax positions for the years 2009, 2010 and 2011. The Group classifies interest and/or penalties related to unrecognized tax benefits as a component of income tax provisions; however, for the years ended December 31, 2009, 2010 and 2011, there were no interest and penalties related to uncertain tax positions, and the Group had no material unrecognized tax benefit which would affect the effective income tax rate in future periods. The Group does not anticipate any significant increases or decreases to its liability for unrecognized tax benefits within the next twelve months. For our PRC subsidiaries, the years 2007 to 2011 remain subject to examination by the PRC tax authorities. For the Company’s Hong Kong subsidiaries, their respective tax positions are subject to inspection for the years 2005 to 2011 by the Hong Kong tax authorities.

C.	Organizational structure.

The following table set forth the details of our significant subsidiaries as at the date of this Annual Report:

Name	Function	Country of Incorporation	Ownerships Interest	Direct Parent
BHL Solar Technology Company Limited, or BHLHK (formerly named as BHL Networks Technology Co. Ltd.)	cash management vehicle	Hong Kong	100%	Company

Linsun Renewable Energy Corporation Limited	sale of solar products	Hong Kong	100%	China Green Holdings Ltd.

Sino Solar Technology (HK) Limited	cooperation with HK companies and institutions	Hong Kong	100%	Southwick International Ltd.

LSP Solar GmbH	marketing and project office in Europe	Germany	100%	China Green Investment Group Ltd.

Shenzhen Helios New Energy Technology Limited, or Shenzhen Helios Energy (formerly named as Shenzhen Innoessen Biotech Inc.)	management, sale and marketing office in southern China	China	100%	Southwick International Ltd.

Linsun Power Technology (Quanzhou) Corp. Ltd.	manufacturing solar modules	China	100%	Linsun Renewable Energy Corporation Limited

China Merchants Zhangzhou Development Zone Trenda Solar Ltd. or Zhangzhou Trenda	research and development	China	100%	Trenda International Ltd.

D.	Property, plants and equipment.

Our principal executive office is located at Unit 1010-1011, 10/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central, Hong Kong. Our five-year lease for this property commenced on June 30, 2010 and terminates on June 29, 2015. Our monthly rent for this property is HK$110,000, and we occupy approximately 4,400 square feet of space.

Linsun Power Technology (Quanzhou) Corp. Ltd. leases a plant with area of 2,535 square meters at Jinjiang Economic Development Zone in China from December 10, 2009 to December 9, 2014. The current monthly rent is RMB25,353 and increases 5% per annum from December 15, 2011 in accordance with the existing tenancy agreement.

We believe that our physical facilities are adequate to conduct our business for the next 12 months. We have not, to our knowledge, violated any environmental laws, ordinances or regulations, and believe that all of our operations comply with applicable environmental laws in all material respects.

Item 4A. Unresolved Staff Comments.

Not Applicable.

Item 5. Operating and Financial Review and Prospects.

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

Going Concern

During the year ended December 31, 2011, the Group reported net loss of approximately Rmb64.63 million and net cash outflow from operations at approximately Rmb20.41 million respectively. The cash and cash equivalent balance as at December 31, 2011 was only Rmb5.35 million as at December 31, 2011.

The directors of the Company consider that the Group will be able to generate adequate cash flows to finance its operations and meet its cash obligations in the following 12 months from December 31, 2011 based on the following:

•	positive operating cash flows are expected to be generated from the profitable operations of manufacturing and sale of solar modules;

•	positive operating cash flows are expected to be generated from solar module manufacturing for the rooftop project undertaken by Linsun Power Technology (Quanzhou) Corp. Ltd.;

•	realization in the open market of available for sale and trading securities with ending carrying amounts at approximately Rmb16.80 million as of December 31, 2011, for cash;

•	tight controls exercised by the board of directors on timing and magnitude of cash outlays for investments initiatives; and

•	CMNE would support the financing the Solar Energy Operations of the Group within a period of thirteen months from April 22, 2012.

Accordingly, the financial statements as of December 31, 2011 had been prepared on a going concern basis.

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

The cost of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as any contingent consideration and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total of cost of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement.

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

Impairment on available-for-sale securities

In accordance with ASC 320 (formerly SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”), we review our investment in available-for-sale securities, or AFS securities, for potential impairment based on the following factors: the length of the time and extent to which the market value has been below investment cost; the financial condition and near-term prospects of the issuer of AFS securities; and our intent and ability to retain AFS securities for a period of time sufficient to allow for any anticipated recovery in market value. If we determine that the impairment is other than temporary, we will recognize an impairment loss in earnings equal to the difference between the investment’s cost and its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value of the investment becomes the new cost basis of the investment and will not be adjusted for subsequent recoveries in fair value. During the years ended December 31, 2009, 2010 and 2011, we recognized Nil, Rmb3.5 million and Rmb12.9 million, respectively, impairment on AFS securities.

Impairment or disposal of long lived assets

In accordance with ASC360-10-35 (formerly referred to SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”), we assess long-lived assets for impairment when events and circumstances exist that indicate the carrying amount of these assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of any impairment loss for long-lived assets and certain identifiable intangible assets that management expects to hold and use is based on the amount the carrying value exceeding the fair value of the asset. Impairment of property, plant and equipment of approximately RMB6,463,000 Rmb591,000 and Rmb347,000 were recognized for the years ended December 31, 2009, 2010 and 2011, respectively. These impairments primarily related to our planned abandonment of the operations of an asset group relating to an SnO2 production line operated by China Merchants Zhangzhou Development Zone Trenda Solar Ltd., a subsidiary of the Group in the PRC.

Long-lived assets to be disposed of are stated at the lower of fair value less cost to sell or carrying amount. Expected future operating losses from discontinued operations are recorded in the periods in which the losses are incurred.

Impairment loss of trade accounts receivable

We assess trade accounts receivable for impairment when events and circumstances exist that indicate the carrying amount of trade accounts receivable is not recoverable. We have made allowance for doubtful accounts of approximately Rmb3,243,000 for the year ended December 31, 2011, which related to one customer. We have been collecting receivables from other customers and are currently unaware of further impairment.

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

Warrants and option rights

In accordance with ASC 815 (formerly contained in FAS133 and EITF00-19 ), we had accounted for a certain warrant, or Warrant A, and option rights as equity instruments and another warrant, or Warrant B, as a liability instrument during the year ended December 31, 2008 and for the six months ended June 30, 2009. Accordingly, Warrant B was carried at fair value at each reporting date with changes in fair value being recorded in the statements of operations. Upon the adoption of ASC 815-40-15 (earlier referred to as EITF 07-5) as of January 1, 2009, Warrant A and option rights were reclassified as liabilities as Warrant A contains a reset feature whereby the exercise price would be reset to the market price if the market price is lower than the exercise price at a specified date and option rights contain similar features whereby the number of shares to be finally issued under option rights are not fixed. Following the guidance under ASC 815-40-15, we have recorded the cumulative effect of such change as an adjustment to the opening balance of retained earnings. Going forward, warrants and option rights will be carried at fair value at each reporting date with changes in fair value being recorded in the statements of operations. The fair values of the warrants and option rights are estimated using a Binomial Model and Monte Carlo simulation. The reclassification of Warrant A and option rights as liabilities resulted in an increase of Rmb0.27 in net loss per share from Rmb2.42 to Rmb2.69 for the year ended December 31, 2009. In 2010 and 2011, the Company continued to classify Warrant A and option rights as liabilities and recorded the change in fair value in its statements of operations for the years ended December 31, 2010 and 2011.

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

Convertible note

Upon issuance of a convertible note and for the six months ended June 30, 2009, we separately accounted for the liability and the equity components in a manner that reflected our non-convertible debt borrowing rate under APB 14-1. Upon the adoption of ASC 815 on January 1, 2009, we reclassified the conversion option as a derivative liability, which had no impact on our net loss per share for the year ended December 31, 2009. The fair value of the embedded derivative is estimated using a Binomial Model (see Note 12 to the consolidated financial statements). In November 2009, the convertible note was exchanged in its entirety for shares of the Company’s common stock. No convertible notes were issued in the years ended December 31, 2010 and 2011.

Recent accounting pronouncements

In December 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2010-28, When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts. This ASU amends guidance for Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. ASU 2010-28 is effective for fiscal years and interim periods beginning after December 15, 2010, with early adoption not permitted. The adoption of ASU 2010-28 did not have a material impact on on the Company’s consolidated financial statements.

In May 2011, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2011-04, “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs” (ASU 2011-04). This newly issued accounting standard clarifies the application of certain existing fair value measurement guidance and expands the disclosures for fair value measurements that are estimated using significant unobservable (Level 3) inputs. This ASU is effective on a prospective basis for annual and interim reporting periods beginning on or after December 15, 2011. The adoption of ASU No. 2011-04 is not expected to have a material impact on the Company’s consolidated financial statements.

In June 2011, the FASB issued ASU No. 2011-05, “Comprehensive Income (Topic 220): Presentation of Comprehensive Income” (ASU 2011-05). This newly issued accounting standard (1) eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity; (2) requires the consecutive presentation of the statement of net income and other comprehensive income; and (3) requires an entity to present reclassification adjustments on the face of the financial statements from other comprehensive income to net income. The amendments in this ASU do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income nor do the amendments affect how earnings per share is calculated or presented. In December 2011, the FASB issued ASU No. 2011-12, Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05, which defers the requirement within ASU 2011-05 to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented. During the deferral, entities should continue to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect prior to the issuance of ASU 2011-05. These ASUs are required to be applied retrospectively and are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. As these accounting standards do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income, the adoption of these standards is not expected to have a significant impact on the Company’s consolidated financial statements.

In December 2011, the FASB issued ASU 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities (ASU 2011-11). This newly issued accounting standard requires an entity to disclose both gross and net information about instruments and transactions eligible for offset in the statements of financial position as well as instruments and transactions executed under a master netting or similar arrangement and was issued to enable users of financial statements to understand the effects or potential effects of those arrangements on their financial position. This ASU is required to be applied retrospectively and is effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2013. As this accounting standard only requires enhanced disclosure, the adoption of this standard is not expected to have a significant impact on the Company’s consolidated financial statements.

A.	Operating results.

The following table presents selected statement of operations data for the years ended December 31, 2009, 2010 and 2011.

	(Amounts in thousands of Rmb)
	2009	2010	2011
Revenues	—	53,700	65,049
Cost of sales	—	(45,113)	(69,445)

Gross income (loss)	—	8,587	(4,396)
Research and development expenses	(552)	(557)	(119)
Selling expenses	—	(3,436)	(5,091)
General and administrative expenses	(24,970)	(32,530)	(36,314)
Impairment on property, plant and equipment	(6,463)	(591)	(347)
Impairment on inventories	(346)	—	—

Operating loss	(32,331)	(28,527)	(46,267)
Other income (expense):
Interest income	7	40	13
Finance costs	(5,799)	(83)	(59)
Impairment on deposit for business acquisition	—	(10,301)	—
Change in fair value of trading securities	—	1,162	(8,927)
Gain on disposal of trading securities	—	5,196	283
Dividend income from available-for-sale securities	71	—	—
Gain (loss) on disposal of available-for-sale securities	111	(213)	276
Impairment on available-for-sale securities	—	(3,549)	(12,859)
Impairment on other investments	(571)	(489)	—
Change in fair value of investment in convertible note	—	1,917	—
Change in fair value of derivative embedded in convertible note	(5,040)	—	—
Change in fair value of warrants and option rights	3,798	555	2,364
Loss on debt extinguishment	(3,434)	—	—
Subsidies from government	600	—	—
Exchange loss	(218)	(442)	(688)
Others, net	(2)	(491)	463
Income tax credit	112	104	771

Loss from continuing operations	(42,696)	(35,121)	(64,630)
Profit from discontinued operations	4,227	—	—

Net loss for the year	(38,469)	(35,121)	(64,630)

In December 2008, we entered into a sale and purchase agreement to sell our wholly-owned subsidiary Jingle and its subsidiaries, BHLNet and BBHL, which we collectively refer to as the Jingle Group, to Sentron Enterprises Limited, an independent party, for cash consideration of HK$0.2 million. During the fiscal years ended December 31, 2009, we classified Jingle Group as held for sales and discontinued operations in accordance with Accounting Standard Codification 205-20 (formerly referred to as SFAS 144 “Discontinued operations”) Operating results for the year ended December 31 2008 of Jingle Group and its subsidiaries and CNT and its subsidiaries are included in “Profit from discontinued operations”. See “Note 5 to the consolidated financial statements – Disposal and discontinued operations” for details.

Comparison of Years ended December 31, 2011, 2010 and 2009

Revenues. Revenues increased from Rmb53.70 million in 2010 to 65.05 million in 2011. Revenues did not increase in proportion to number of months of sales from 2010 to 2011, primarily due to a 39.8% reduction in average selling price, which was partially offset by a 101.2% increase in volume.

Revenues increased from zero in 2009 to Rmb53.70 million in 2010. In 2010, we commenced the production of crystalline solar modules. We completed our first commercial shipment in September 2010 and recognized Rmb53.7 million of revenue during 2010. The global economic recession in 2009 resulted in the cessation of business of many companies that manufacture downstream solar products. Accordingly, the demand for our SnO2 base plate products was weak. We generated no revenues from our Solar Energy Operations in 2009. Revenues generated by our discontinued operations for 2009 are included in profit from discontinued operations for that year.

Cost of sales. Cost of sales increased from Rmb45.11 million in 2010 to 69.45 million in 2011. The increase was due to a 101.2% increase in sales volume, partially offset by cost reductions. There was a write off of inventory value due to a decrease in market price of Rmb3.19 million in 2011.

Cost of sales increased from zero in 2009 to Rmb45.11 million in 2010. We commenced commercial shipment and incurred Rmb45.11 million in cost of sales in 2010. Due to the weak demand on our solar products in 2009, there was no cost of sales for our Solar Energy Operations in 2009. Cost of sales for our discontinued operations in 2009 is included in profit from discontinued operations for that year.

Gross income (loss). Gross income decreased from Rmb8.59 million in 2010 to gross loss of Rmb4.40 million in 2011. Gross loss was negative 6.3% on cost of sales in 2011. Gross profit was 19.0% on cost of sales in 2010. The average selling price of crystalline solar modules decreased by 39.8% in 2011. There was a write off of inventory value due to a decrease in market price of Rmb3.19 million in 2011.

Gross income increased from zero in 2009 to Rmb8.59 million in 2010. Gross profit was 19.0% on cost of sales in 2010. Gross profit (loss) for our Solar Energy Operations was nil in 2009 because there were no revenues in 2009.

Research and development expenses. Research and development expenses for our Solar Energy Operations were Rmb0.12 million, Rmb0.56 million and Rmb0.55 million in 2011, 2010 and 2009, respectively, primarily consisting of expenses incurred from improvements and refinements to our production lines and existing products.

Selling expenses. Our selling expenses increased by Rmb1.65 million, or 48.0%, from Rmb3.44 million in 2010 to Rmb5.09 million in 2011 This increase was primarily due to

•	a Rmb2.20 million increase of exhibition expenses relating to the promotion our products; and

•	a Rmb0.67 million increase of certification expenses,

partially offset by

•	a Rmb1.27 million decrease in goods transportation fees as our customers agreed to bear some transportation fees.

Our selling expenses increased from nil in 2009 to Rmb3.44 million in 2010. In 2009, there was no revenue, thus there was no selling expense. This increase was primarily due to:

•	a Rmb3.12 million increase in goods transportation fees which were incurred resulting from shipment to local and overseas customers;

•	a Rmb0.20 million increase in exhibition expenses for promotional purposes,; and

•	a Rmb0.08 million increase in of salaries and benefits expenses.

General and administrative expenses. Our general and administrative expenses increased by Rmb3.78 million, or 11.6%, from Rmb32.53 million in 2010 to Rmb36.31 million in 2011. This increase was primarily due to the following expenses:

•	a Rmb3.2 million provision for impairment loss of accounts receivable;

•

a Rmb2.41 million increase in amortization of intangible assets, due to a full year amortization of certain intangible assets acquired in a business combination was recorded in 2011, compared with amortization of 1 month in 2010, because Linsun Group was acquired in November 2010.

•

a Rmb1.99 million, or 16.1%, increase in salaries and benefits expenses resulting from incremental increases in salaries and bonus paid as well as a full year of operations for Linsun Group in 2011, compared with 1 month of operations in 2010;

•

a Rmb0.83 million, or 90.2%, increase in rental expenses resulting from our move to a larger office due to business need, as well as a full year of rental expense for Linsun Group, compared with 1 month in 2010, because Linsun Group was acquired around 1 month before year end of 2010;

•	a Rmb0.57 million, or 44.4%, increase in travel related expense resulting from an increase in local and overseas business trips of our staff relating to an increase in business opportunities; and

•	a Rmb0.35 million, or 90.8%, increase in office expenses, including telephone, utilities, postage, office supplies;

partially offset by

•

a Rmb3.36 million decrease in consultant fees. In 2010, we incurred consulting fees of Rmb2.55 million to a related party for assisting the Company in connection with an acquisition, 0.58 million of additional consulting fees and Rmb0.23 million related to warrants issued to a related company and another institutional consultant as compensation for services to introduce potential investors and investment projects. The warrants have been fully vested upon grant and certain of the prescribed services will be rendered by these grantees after the current period;

•

a Rmb2.56 million decrease in legal and other professional fees, including a of Rmb1.87 million decrease in the fair value of stock options granted to certain individual consultants for services such as business development consulting, merger and acquisition and advisory and provision of other corporate financing initiatives and a Rmb0.61 million decrease relating to the write-back of a long outstanding unclaimed payable balanced. We renegotiated the contract with the party (because full services were not performed) and that party waived the charges; and

•	a Rmb0.28 million, or 11.1%, decrease in audit fees overall for 2011.

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

•	a Rmb2.19 million, or 16.1%, increase in salaries and benefits expenses resulting from an increase in headcount and incremental increases salaries and bonuses paid;

•	a Rmb0.67 million, or 36.9%, increase in audit fees resulting from an increase in fees of our current auditor;

•	a Rmb0.34 million, or 59.5%, increase in travel related expense resulting from increase in local and overseas business trips of our staff caused by increase in business opportunities;

•	a Rmb0.33 million increase in commission and fees expense, resulting primarily from payment of commission for an acquisition; and

•	a Rmb0.24 million increase in press release expense resulting from engaging new external investor relationship consultancy service;

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

Impairment on property, plant and equipment and inventories. Impairment on property, plant and equipment was Rmb6.46 million and Rmb0.59 million in 2009 and 2010, respectively, primarily related to our first SnO2 production line. Impairment on property, plant and equipment of Rmb0.35 million in 2011 was primarily related to impairment of construction in progress because management determined to terminate a construction in progress forward.

Impairment on inventories was Rmb0.35 million, nil and nil in 2009, 2010 and 2011, respectively.

Our Other income (expense) increased from net expense of Rmb6.70 million in 2010 to net expense of Rmb19.13 million in 2011. This increase was primarily due to:

•	a Rmb10.09 million of increase of other expense due to decrease in fair value of trading securities in 2011;

•	Rmb9.31 million of increase of other expense due to impairment on available-for-sale securities in 2011; and

•	a Rmb4.91 million of decrease of other income for gain on disposal of trading securities in 2011;

partially offset by

•	a Rmb10.30 million of other expense impairment on deposit for business acquisition in 2010; and

•	a Rmb1.81 million of increase of other income for decrease in fair value of warrants and option rights in 2011.

Our Other income (expense) decreased from net expense of Rmb10.48 million in 2009 to net expense of Rmb6.70 million in 2010. This decrease was primarily due to:

•	a Rmb5.76 million of interest expenses for accretion to the redemption of the convertible note in 2009;

•	a Rmb5.20 million of other income for gain on disposal of trading securities in 2010;

•	a Rmb5.04 million of other expense for decrease in fair value of derivative embedded in convertible note in 2009; and

•	a Rmb3.43 million of other expense for loss on debt extinguishment in 2009;

partially offset by

•	a Rmb10.30 million of other expense impairment on deposit for business acquisition in 2010;

•	a Rmb3.55 million of other expense of impairment on available-for-sale securities in 2010; and

•	a Rmb3.24 million decrease of other income due to reduction in fair value of warrants and option rights in 2010.

Profit from discontinued operations. Profit from discontinued operations was Rmb4.23 million in 2009. Profit from discontinued operations in 2009 related primarily to Jingle Group and its subsidiaries.

Net loss. Net loss for 2011 was Rmb64.63 million, an increase of Rmb29.51 million, or 84.03%, from Rmb35.12 million for 2010. The increase of net loss is mainly due to reduction of Gross income of Rmb9.79 million, increase in expense of change in fair value of trading securities of Rmb10.09 million and increase in impairment of available-for-sale securities of Rmb9.31 million. Net loss for 2010 was Rmb35.12 million, a decrease of Rmb3.35 million, or 8.7%, from Rmb38.47 million for 2009.

Taxation

We are a tax exempted company incorporated in the British Virgin Islands. Our subsidiaries incorporated in Hong Kong and PRC are subject to Hong Kong Profits Tax and Enterprise Income Tax in the PRC, respectively.

Our subsidiaries incorporated in Hong Kong were subject to a tax rate of 16.5% in 2009, 2010 and 2011 on the assessable profits arising in or derived from Hong Kong.

On March 16, 2007, the National People’s Congress adopted the Enterprise Income Tax Law, or New Income Tax Law, which became effective on January 1, 2008 and replaced the previous separate income tax laws for domestic enterprises and foreign-invested enterprises (including PRC subsidiaries of our company) by adopting a unified income tax rate of 25% for most enterprises. In accordance with the implementation rules of the New Income Tax Law, the preferential tax treatments previously granted to certain PRC subsidiaries will not continue and those subsidiaries will be subject to the statutory 25% tax rate. The 25% tax rate has been used in the calculation of our deferred tax balances, except for Zhangzhou Trendar Tech. Among our PRC subsidiaries, only Zhangzhou Trendar Tech obtained the preferential tax concession from the local tax bureau that it was fully exempt from the PRC enterprise income tax for two years starting from the year 2008, followed by a 50% tax exemption for the next three years from 2010 to 2012. Accordingly, the enacted tax rate for Zhangzhou Trendar Tech was Nil, 12.5% and 12.5% for the years ended 31 December 2009 to 2011.

Since all the Company’s PRC subsidiaries had accumulated deficits at December 31, 2011, no provision for PRC dividend withholding tax has been made. Upon distribution of any future earnings in the form of dividends or otherwise in the future, the Group would be subject to the respective tax rate under PRC Enterprise Income Tax Law issued by the State Council.

The Group concluded that it does not have any material uncertain tax positions for the years 2009, 2010 and 2011. The Group classifies interest and/or penalties related to unrecognized tax benefits as a component of income tax provisions; however, for the years ended December 31, 2009, 2010 and 2011, there were no interest and penalties related to uncertain tax positions, and the Group had no material unrecognized tax benefit which would affect the effective income tax rate in future periods. The Group does not anticipate any significant increases or decreases to its liability for unrecognized tax benefits within the next twelve months. For our PRC subsidiaries, the years 2007 to 2011 remain subject to examination by the PRC tax authorities. For our Hong Kong subsidiaries, their respective tax positions are subject to inspection for the years 2005 to 2011 by the Hong Kong tax authorities.

B.	Liquidity and capital resources

Our principal sources of liquidity have been cash generated from operating and financing activities. Our financing activities consist of issuance and sale of our equity and/or debenture securities to investors, and borrowings from third-party and/or related-party lenders. As of December 31, 2011, our cash and cash equivalents of Rmb5.35 million consisted primarily of cash on hand and we had a short term loan liability with an outstanding principal amount of Rmb6.04 million, which we repaid in full in January 2011.

We have been able to meet our working capital needs, and we believe that we will be able to meet our working capital needs with our existing cash balance, operating cash flows and proceeds from realization in the open market of available for sale and trading securities for the next 12 months. In the long-term, we expect to meet our liquidity needs from our operating cash flows, as well as proceeds from sales of our equity and/or debenture securities to investors and borrowings from time to time as determined by our Board of Directors. In addition, we believe that CMNE will support the financing of the solar energy operations of the Group.

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

The following table sets forth the summary for cash flows for the periods indicated:

	For the years ended December 31,
	2009	2010	2011
	Rmb	Rmb	Rmb
	(thousands)
Net cash used in operating activities	(17,268)	(31,958)	(20,405)
Net cash (used in) generated from investing activities	(35,791)	(21,969)	13,671
Net cash generated from (used in) financing activities	70,929	44,470	(1,494)
Effect of exchange rate changes on cash	(29)	(1,140)	(436)

Net increase (decrease) in cash and cash equivalents	17,841	(10,597)	(8,664)
Cash and cash equivalents at beginning of year	6,770	24,611	14,014

Cash and cash equivalents at end of year	24,611	14,014	5,350

Our cash and cash equivalents on hand as of December 31, 2011 was Rmb5.35 million, representing an decrease of Rmb8.66 million, or 62% from Rmb14.01 million at the beginning of the year. Our cash and cash equivalents on hand as of December 31, 2010 was Rmb14.01 million, representing an decrease of Rmb10.60 million, or 43% from Rmb24.61 million at the beginning of the year.

Operating activities

Net cash used in operating activities in 2011 was Rmb20.41 million, representing a decrease of Rmb11.55 million from net cash used in operating activities of Rmb31.96 million in 2010. The decrease in net cash used in operating activities in 2011 was mainly due to an increase in trade accounts payable, a decrease in amounts of due from related parties and other current assets, partially offset by an increase in trade accounts receivable and an increase in amounts of inventory.

Net cash used in operating activities in 2010 was Rmb31.96 million, representing an increase of Rmb14.69 million from net cash used in operating activities of Rmb17.27 million in 2009. The increase in net cash used in operating activities in 2010 was primarily due to an increase in trade accounts receivable and an increase in value added tax and business tax recoverable, partially offset by an increase in trade accounts payable and an increase in other current liabilities and accrued expenses.

Investing activities

Net cash generated by investing activities in 2011 was Rmb13.67 million, representing a increase of Rmb35.64 million from net cash used in investing activities of Rmb21.97 million in 2010. This increase was mainly due to investment in convertible notes in 2010, prepayment for business acquisition in 2010 and recovery of a deposit in connection with the termination of an investment in 2011.

Net cash used in investing activities in 2010 was Rmb21.97 million, representing an decrease of Rmb13.82 million from net cash used in investing activities of Rmb35.79 million in 2009. This decrease was primarily due to a decrease in the amount of cash used to finance business acquisitions during the year.

Financing activities

Net cash used in financing activities in 2011 was Rmb1.49 million, representing a decrease of Rmb45.96 million from net cash generated from financing activities of Rmb44.47 million in 2010. This decrease was mainly because we raised less funds in 2011 repaid a short term loan in 2011.

Net cash generated from financing activities in 2010 was Rmb44.47 million, representing a decrease of Rmb26.46 million from net cash generated from financing activities of Rmb70.93 million in 2009. This decrease was mainly because we raised less funds in 2010 than in 2009.

As of December 31, 2011, after deducting our total liabilities from our cash and cash equivalents, we had a net cash deficit of Rmb205.63 million, representing an increase of Rmb169.06 million from a net cash deficit of Rmb36.57 million as of December 31, 2010. As of December 31, 2010, after deducting our total liabilities from our cash and cash equivalents, we had a net cash deficit of Rmb36.57 million, representing a decrease of Rmb39.45 million from a net cash surplus of Rmb2.88 million as of December 31, 2009.

Restricted net assets

Under PRC laws and regulations, our PRC subsidiaries are restricted from transferring certain of their net assets to us either in the form of dividends, loans or advances. Amounts restricted include paid up capital and reserves of our PRC subsidiaries with positive net assets totaling approximately Rmb38.64 million as of December 31, 2011.

Capital resources

Our capital expenditures in 2009, 2010 and 2011 were Rmb1.38 million, Rmb4.81 million and Rmb0.15 million, respectively. See Note 24 to the consolidated financial statements included in this Annual Report. We expect our capital expenditures to increase in the future as we expand our Solar Energy Operations.

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

Our major research and development section and manufacturing plants are located at China Merchants Zhangzhou Development Zone in Fujian Province of the PRC. During 2009, 2010 and 2011, research and development costs were incurred in the development of the new products and processes, including significant improvements and refinements to existing products. Those R&D costs were expensed as incurred. Research and development expenses were Rmb0.55 million, Rmb0.56 million and Rmb0.12 million in 2009, 2010 and 2011, respectively,

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

E.	Off-balance sheet arrangements.

We have no outstanding off-balance sheet arrangements. We do not engage in trading activities involving non-exchange traded contracts.

F.	Tabular disclosure of contractual obligations.

The following table summarizes our contractual obligations under a non-cancellable operating lease as of December 31, 2011.

(Amounts in thousands)
As of December 31,	Rmb
2012	2,102
2013	1,766
2014	1,458
2015	530
2016	—

Total	5,856

Lease rental costs incurred by our Company for the years ended December 31, 2009, 2010 and 2011 amounted to Rmb0.87 million, Rmb1.52 million and Rmb2.00 million, respectively.

Commitments

Capital commitments for construction in progress

In September 2007, China Merchants Zhangzhou Development Zone Trenda Solar Ltd. (“Zhangzhou Trenda”), our wholly-owned subsidiary, entered into a cooperation contract with an independent vendor for the purchase of four SnO2 solar base plates production lines for initial aggregate consideration of US$8.0 million (US$2.0 million per each line, equivalent to Rmb58.36 million in aggregate), which was later reduced to US$4.0 million, as agreed by the contracted parties. As a result of quality issues identified in the first production line installed, Zhangahou Trenda determined not to continue with the remaining contract terms and reserved the right to claim penalties from the vendor. As of December 31, 2011, US$1.0 million had been paid by us and management believes that there will be no further obligation or liabilities arising from this contractual arrangement.

G.	Safe harbor.

Forward-Looking Statement Disclosure

This Annual Report contains “forward-looking statements,” as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on our current expectations, assumptions, estimates and projections about us, our industry, economic conditions in the markets in which we operate, and certain other matters. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate”, “believe”, “estimate”, “expect”, “intend”, “will”, “project”, “seek”, “should” and similar expressions. Those statements include, among other things, the discussions of our business strategy and expectations concerning our market position, future operations, margins, profitability, liquidity and capital resources. These statements are subject to known and unknown risks, uncertainties and other factors, which may cause actual results or outcomes to differ materially from those implied by the forward-looking statements. Important factors that may cause actual results or outcomes to differ from those implied by the forward-looking statements include, but are not limited to, those discussed in the Item 3.D. “Risk Factors”, Item 4. B. “Business Overview” and Item 5. “Operating and Financial Review and Prospects” sections in this Annual Report. In light of these and other uncertainties, you should not conclude that the results or outcomes referred to in any of the forward-looking statements will be achieved. All forward-looking statements included in this Annual Report are based on information available to us on the date hereof, and we do not undertake to update these forward-looking statements to reflect future events or circumstances.

Item 6. Directors, Senior Management and Employees.

A.	Directors and senior management.

As of the date of this Annual Report, our Board of Directors consists of seven directors, two of whom are executive directors and five of whom are independent directors. The following table sets forth the name, age and position of each director and executive officer of our company as of the date of this Annual Report:

Name	Age	Positions with the Company

Alan Li	44	Chairman of the Board, Executive Director and Chief Executive Officer

Zhenwei Lu	41	Executive Director and Chief Financial Officer

Loong Cheong Chang (1) (3)	66	Independent Director

Xinping Shi (2) (3)	53	Independent Director

Weidong Wang (2) (3)	45	Independent Director

Yu Keung Poon (1) (2)	47	Independent Director

Yezhong Ni (1)	42	Independent Director

Lin-Hsiang Liao	32	Chief Operating Officer

Bruno Luis Diaz Herrera	36	Chief Technology Officer

(1)	Member of the Audit Committee
(2)	Member of the Compensation Committee
(3)	Member of the Nominating Committee

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

Mr. Zhenwei Lu was appointed as an Executive Director on January 5, 2007. He has been our Chief Financial Officer since July 7, 2011. He was the General Manager of China Merchants Technology Co., Ltd., or CMTH, a wholly owned subsidiary of China Merchants Group. Mr. Lu has represented China Merchants Group to establish Shenzhen China Merchants Group Yinke Investment Management Ltd, a RMB venture investment fund, and he is acting as General Manager of this company. China Merchants Group is one of the largest state-owned enterprises directly under the administration of the China State Council and has significant business operations across Hong Kong and China in real estate, energy, logistics, ports, highways and industrial zones. Mr. Lu holds a Bachelors degree from Shanghai Marine College and a Masters degree from Zhongnan University of Economics and Law.

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

Mr. Yu Keung Poon was appointed as an Independent Director, a member of our Compensation Committee and the financial expert of our Audit Committee on March 2, 2007. He is a Certified Public Accountant of the Hong Kong Institute of Certified Public Accountants and a fellow member of the Association of Chartered Certified Accountants in England. He is currently the Financial Controller of Dapeng Energy Investment (Holdings) Company Limited. Previously, he had been the Financial Controller and the Company Secretary of a Hong Kong red chip listed company for over 15 years, and he also worked in Ernst & Young Hong Kong in the auditing field and had assumed the accounting and financial management positions in a number of China affiliated and multinational companies. Mr. Poon holds a professional Diploma in Accountancy from The Hong Kong Polytechnic University and an Executive MBA degree from The Chinese University of Hong Kong.

Mr. Yezhong Ni was appointed as an Independent Director on April 28, 2005 and as a member of our Audit Committee on March 2, 2007. He is a partner of the Kingson Law Firm, one of the leading law firms in South China. He has experience in legal services for banking and finance, bankruptcy and media. As legal counsel of several large-scale enterprises and public institutions, Mr. Ni deals with a large number of legal disputes, mainly syndicated loan related financial derivative tools, comfort letter and floating rate note issues. As the special project legal counsel, Mr. Ni provides legal services focusing on the non-performing-loan structural trade and the syndicated loan issue .Mr. Ni has been appointed by the court as the bankruptcy supervisor for several bankrupt enterprises. Mr. Ni graduated from the Law School of the Peking University.

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

There are no family relationships between the above named officers and directors. Notwithstanding that CMNE is our largest shareholder, we do not have any formal agreement or arrangement with CMNE pursuant with respect to the nomination of directors to our board. All of our directors are appointed and approved by resolutions passed in our board meetings and have been and will be elected at our annual shareholders meeting. All candidates were nominated and recommended by the Nominating Committee based on their experience and capability.

B.	Compensation.

Except for Mr. Alan Li, the Chairman of our Board of Directors, who we paid HK$0.24 million in 2011 as allowance for his capacity as Chairman, we did not pay any cash compensation to our directors in 2011 in their capacity as directors.

The compensation for each member of senior management is principally comprised of base salary, allowance, discretionary bonus and other fringe benefits. The compensation that we pay to our senior management is evaluated on the basis of the following primary factors: our financial results, individual performance, market rates and movements, as well as the individual’s anticipated contribution to our Company and its growth. The aggregate cash base salary, allowance and bonus compensation which we paid to all members of senior management as a group was approximately HK$4.13 million in 2011. The Mandatory Provident Fund, or MPF, that we paid to senior management was HK$0.04 million in 2011. The monthly contribution to the MPF scheme is calculated on the rules set out in the MPF Ordinance in Hong Kong, which is 5% of the relevant income of the employee with a specific ceiling.

In 2011, we didn’t grant any stock options or pay other equity-related compensation to directors or officers. We have no service contracts with any of our directors or executive officers that provide additional benefits to them upon termination.

C.	Board practices.

In 2011, our Board of Directors met in person or passed resolutions by written consent five times. No director is entitled to any severance benefits upon termination of his directorship with us. Our Board of Directors has concluded that Mr. Yu Keung Poon meets the criteria for an “audit committee financial expert” as established by the SEC.

Board committees

Our Board of Directors has established an Audit Committee, a Compensation Committee and a Nominating committee, which are solely comprised of independent directors.

Audit Committee. Mr. Loong Cheong Chang, Mr. Yu Keung Poon and Mr. Yezhong Ni have served as members of our Audit Committee since March 2, 2007. According to our Audit Committee Charter, the responsibilities of the Audit Committee include the oversight of (1) the integrity of our financial statements, (2) our compliance with legal and regulatory requirements, (3) the qualification, appointment, compensation, retention and oversight of our independent auditors, including resolving disagreements between management and the auditors regarding financial reporting, and (4) the performance of our independent auditors and of our internal control function. Each member of the Audit Committee meets the independence requirements and standards established by Nasdaq rules and SEC regulations.

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

D.	Employees.

As of December 31 of the respective past three years, we had full-time employees, classified by function as follows:

	2011	2010	2009

Corporate administration	26	27	14

Finance and accounting	8	9	7

Technology and engineering	21	11	9

Sales and services	5	8	0

Manufacturing	163	178	5

Total	223	233	35

Compared to 2010, the number of our employees remain stable in 2011.

We do not have any collective bargaining agreements with our employees. None of our employees is represented by a labor union. We have never experienced any material labor disruptions and are unaware of any current efforts or plans to organize employees. We believe we maintain a good working relationship with our employees. From time to time, we also employ part-time employees and independent contractors to support our manufacturing, research and development and sales and marketing activities. We expect that the number of our employees will decrease in 2012 because the employees of “Trendar” will be excluded from our group employees after our shareholding in its parent company Sinofield Group Ltd. was diluted to 25% upon completion of its restructuring on April 30, 2012.

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

Name	Title/Office	Number Of options	Exercise Price Per option	Expiration Date
			(US$)

Alan Li	Chairman, Executive Director and Chief Executive Officer	75,000	1.85	September 20, 2015(1)
		100,000	3.18	September 18, 2016(2)
		150,000	3.13	May 23, 2012(3)
		100,000	2.04	November 10, 2013(4)
		120,000	1.79	December 30, 2013(5)
		53,000	2.12	October 1, 2019(6)
		223,000	2.12	October 1, 2014(7)
		150,000	2.12	October 1, 2014(8)
		120,000	2.50	December 15, 2015(9)

Zhenwei Lu	Executive Director	40,000	1.85	September 20, 2015(1)
		60,000	3.18	September 18, 2016(2)
		80,000	3.13	May 23, 2012(3)
		80,000	2.04	November 10, 2013(4)
		80,000	1.79	December 30, 2013(5)
		80,000	2.12	October 1, 2014(8)
		80,000	2.50	December 15, 2015(9)

Xinping Shi	Independent Director	10,000	3.18	September18, 2016(2)
		30,000	3.13	May 23, 2012(3)
		22,800	2.04	November 10, 2013(4)
		50,000	1.79	December 30, 2013(5)
		40,000	2.12	October 1, 2014(8)
		30,000	2.50	December 15, 2015(9)

Yezhong Ni	Independent Director	10,000	1.85	September 20, 2015(1)
		10,000	3.18	September 18, 2016(2)
		10,000	3.13	May 23, 2012(3)
		20,000	2.04	November 10, 2013(4)
		40,000	1.79	December 30, 2013(5)
		30,000	2.12	October 1, 2014(8)
		20,000	2.50	December 15, 2015(9)

Weidong Wang	Independent Director	10,000	1.85	September 20, 2015(1)
		10,000	3.18	September 18, 2016(2)
		10,000	3.13	May 23, 2012(3)
		20,000	2.04	November 10, 2013(4)
		40,000	1.79	December 30, 2013(5)
		30,000	2.12	October 1, 2014(8)
		20,000	2.50	December 15, 2015(9)

Loong Cheong Chang	Independent Director	30,000	3.13	May 23, 2012(3)
		30,000	2.04	November 10, 2013(4)
		50,000	1.79	December 30, 2013(5)
		60,000	2.12	October 1, 2014(8)
		30,000	2.50	December 15, 2015(9)

Yu Keung Poon	Independent Director	20,000	3.13	May 23, 2012(3)
		20,000	2.04	November 10, 2013(4)
		40,000	1.79	December 30, 2013(5)
		30,000	2.12	October 1, 2014(8)
		20,000	2.50	December 15, 2015(9)

Lin-Hsiang Liao	Chief Operating Officer	80,000	2.50	December 15, 2015(9)

Bruno Luis Diaz Herrera	Chief Technology Officer	80,000	2.50	December 15, 2015(9)

Notes:

(1)	These options were granted under our 1996 Stock Option Plan and 2000 Stock Option Plan pursuant to a board resolution passed on September 20, 2005 and are fully vested.
(2)	These options were granted under our 2005 Stock Option Plan pursuant to a board resolution passed on September 18, 2006 and are fully vested.
(3)	These options were granted under our 2006 Stock Option Plan pursuant to a resolution of the Compensation Committee passed on May 23, 2007 and are fully vested.
(4)	These options were granted under our 2007 Stock Option Plan pursuant to a resolution of the Compensation Committee passed on November 10, 2008. One-third of such options vested on November 10, 2009, one-third vest on November 10, 2010 and the remaining one-third vest on November 10, 2011.
(5)	These options were granted under our 2008 Stock Option Plan pursuant to a resolution of the Compensation Committee passed on December 30, 2008. One-third of such options vested on December 30, 2009, one-third vest on December 30, 2010 and the remaining one-third vest on December 30, 2011.
(6)	These options were granted under our 2000 Stock Option Plan and 2005 Stock Option Plan pursuant to a resolution of the Compensation Committee passed on October 1, 2009 and are fully vested.
(7)	These options were granted under our 2006 Stock Option Plan pursuant to a resolution of the Compensation Committee passed on October 1, 2009. One-third of such options vested on October 1, 2010 and the remaining two-thirds vest on October 1, 2011.
(8)	These options were granted under our 2009 Stock Option Plan pursuant to a resolution of the Compensation Committee passed on October 1, 2009. One-third of such options vested on October 1, 2010, one-third vest on October 1, 2011 and the remaining one-third vest on October 1, 2012.
(9)	These options were granted under our 2010 Stock Option Plan pursuant to a resolution of the Compensation Committee passed on December 15, 2010. One-third of such options vested on December 15, 2011, one-third vest on December 15, 2012 and the remaining one-third vest on December 15, 2013.

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

2010 Plan

Options to purchase an aggregate of 1,000,000 shares of common stock were granted under the 2010 Plan, and we will not issue additional options under the 2010 Plan. The 2010 Plan was filed as an exhibit to our Registration Statement on Form S-8 (File No. 333-175176).

Item 7. Major Shareholders and Related Party Transactions.

A.	Major shareholders.

The following table sets forth, as of the date of this Annual Report, the beneficial ownership of (i) all persons known to us to be beneficial owners of equal or more than five percent or more of our common stock, (ii) our current officers and directors and (iii) our current officers and director as a group.

Principal Shareholder	Shares of common stock beneficially owned (1)	Percent of class

China Merchants New Energy Group Limited (formerly known as China Technology Investment Group Limited), or CMNE 5/F, B&H Plaza, 27 Industry Ave Shekou, Shenzhen 518067 PR China	4,132,168	18.37%

CMTF Private Equity One 48/F, One Exchange Square, Central, Hong Kong SAR, China	3,322,260	14.77%

China Wanhe Investment Limited Suite 2616, Jardine House, 1 Connaught Place, Central, Hong Kong SAR, China	2,000,000	8.89%

Lin-Hsiang Liao c/o Unit 1010-1011, 10/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central Hong Kong	709,920	3.16%

Alan Li (2) c/o Unit 1010-1011, 10/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central Hong Kong	0	*

Zhenwei Lu (2) c/o Unit 1010-1011, 10/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central Hong Kong	0	*

Loong Cheong Chang c/o Unit 1010-1011, 10/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central Hong Kong	0	*

Xinping Shi c/o Unit 1010-1011, 10/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central Hong Kong	0	*

Yezhong Ni c/o Unit 1010-1011, 10/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central Hong Kong	0	*

Weidong Wang c/o Unit 1010-1011, 10/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central Hong Kong	0	*

Yu Keung Poon c/o Unit 1010-1011, 10/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central Hong Kong	0	*

Bruno Luis Diaz Herrera c/o Unit 1010-1011, 10/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central Hong Kong	0	*

All officers and directors as a group (9 persons) (2)	709,920	3.16%

*	less than 1%.
(1)	Unless otherwise noted, all persons named have sole voting and investment power with respect to all shares of common stock beneficially owned by them, excluding any stock options. For details of stock options granted to the directors and officers please refer to Item 6.E “Share ownership”.
(2)	Mr. Alan Li, Chairman of the Board, Executive Director and Chief Executive Officer, and Mr. Zhenwei Lu, Executive Director and Chief Financial Officer, are also directors of CMNE and therefore may be deemed to beneficially own the shares of common stock owned by CMNE.

We have issued a total of 1,000,000 shares of Series A Preferred Stock, all of which are owned by CMNE. The Series A Preferred Stock represents 25% of the combined voting power of our common stock and preferred stock. The rights, preferences and privileges of the Series A Preferred Stock are as follows:

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

B.	Related Party Transactions

The transactions with related parties for the period from January 1, 2011 up to December 31, 2011 were as follows:

Amounts in thousands
Rmb
Transactions with related parties

Short term loans from Best Scene Management Limited for financing the working capital (1)	4,059

(1)	The amount represents two loans. On June 1, 2011, Southwick International Ltd, a wholly owned subsidiary of the Company, entered into a loan agreement with Best Scene Management Ltd, to borrow HK$2,000 for a period of 6 months without interest. On November 30, 2011, the loan was extended for an additional 6 months without interest. The loan was for working capital financing purposes. On November 2, 2011, LSRHK entered into a loan agreement with Best Scene Management Ltd, to borrow HK$3,000 for a period of 12 months without interest. The loan was for working capital financing purposes and HK$500 was repaid on December 1, 2011.

As of December 31, 2011, our balances with related parties are as follows:

Amounts in thousands Rmb
Balances with related parties:
Due from related parties
Funds held by CMNE for potential acquisition of technology and business in China (2)	2,346

2,346

Due to related parties:
Due to CMNE (3)	845
Due to CMZDZ (4)	8,085
Due to Liao Lin-Hsiang (5)	259
Due to Best Scene Management Limited (1)	3,653

12,842

(2)	In view of CMNE’s experience in sourcing and executing acquisition deals in China, we made a temporary advance of HK$6.0 million to CMNE in order to facilitate acquisitions of technology related businesses in China. The advance is interest free and repayable on demand. In 2010, CMNE assisted our Company to successfully acquire Linsun Group. In May 2011, our Company entered into an agreement with CMNE to pay a service fee amounting HK$3.0 million (equivalent to approximately Rmb2.5 million) to CMNE for that transaction. Such services fee was deducted from the temporary advance previously made to CMNE, as mutually agreed between the parties.
(3)	The amount represents administrative expenses paid on behalf of Faster Assets and Shenzhen Helios Energy by CMNE in China.
(4)	Prior to the acquisition of Faster Group in 2007, Faster Group had no business activities and its major asset was a right to purchase a real estate located in the Tangyang Industrial Zone of China Merchants Zhangzhou Development Zone from China Merchants Zhangzhou Development Zone Ltd. (“CMZDZ”), for consideration of Rmb13.09 million. China Merchant Group (“CMG”) is the ultimate holding company of CMNE, and CMZDZ is a subsidiary of CMG. Out of the total payment to be made, Rmb5.78 million was to be borne by the Faster Group and Rmb7.30 million was to be settled by CMNE on behalf of Faster Group. In 2008, our company received Rmb7.3 million from CMNE but it only paid Rmb5.0 million to CMZDZ for the purchase of the property. The remaining balance due to CMZDZ was Rmb8.09 million as of December 31, 2010 and 2011.
(5)	On November 23, 2010, the Group acquired 100% of the outstanding shares of Linsun Group. Prior to the acquisition, Liao Lin-Hsiang was holding 66.67% interests in LSRHK. Liao Lin-Hsiang had advanced Rmb8.10 million to LSPPRC before the acquisition for working capital financing purposes. Liao Lin-Hsiang is the Chief Operating Officer of our Company. Rmb7.80 million has been repaid by us as at December 31, 2010 and the remaining balance of Rmb0.3 million was retained as due to Liao Lin-Hsiang of our Company as at December 31, 2011.

All the balances with related parties are unsecured, interest-free, and have no fixed terms of repayment.

C.	Interests of experts and counsel.

Not Applicable.

Item 8. Financial Information.

A.	Consolidated Statements and Other Financial Information.

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

The high and low market prices of our common stock for the most recent five full financial years are as follows:

Nasdaq Capital Market	US$
(Year Ended)	High	Low
December 31, 2011	2.61	0.57
December 31, 2010	3.83	1.71
December 31, 2009	4.78	1.36
December 31, 2008	9.45	1.19
December 31, 2007	10.39	2.71

The high and low market prices of our common stock for each financial quarter during the two most recent full financial years and all subsequent quarters are as follows:

Nasdaq Capital Market	US$
(Quarter Ended)	High	Low
March 31, 2012	0.93	0.57
December 31, 2011	1.09	0.57
September 30, 2011	1.81	0.83
June 30, 2011	2.15	1.76
March 31, 2011	2.61	2.11
December 31, 2010	2.83	1.84
September 30, 2010	2.51	1.71
June 30, 2010	3.83	2.64
March 31, 2010	3.08	2.46

The high and low market prices of our common stock for the most recent six months are as follows:

Nasdaq Capital Market	US$
(Month Ended)	High	Low
March 31, 2012	0.87	0.60
February 29, 2012	0.93	0.79
January 31, 2012	0.85	0.57
December 31, 2011	1.03	0.57
November 30, 2011	1.06	0.79
October 31, 2011	1.09	0.75

B.	Plan of Distribution.

Not Applicable

C.	Markets.

Our common stock is listed on the Nasdaq Capital Market under the symbol CTDC. Our common stock is not listed on any other public trading market.

D.	Selling Shareholders.

Not Applicable.

E.	Dilution.

Not Applicable.

F.	Expenses of the issue.

Not Applicable.

Item 10. Additional Information.

A.	Share capital.

Not Applicable.

B.	Memorandum and articles of association.

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

The following material contracts, except contracts entered into in the ordinary course of business, have been entered into, modified, amended or supplemented by us or our subsidiaries within the two years preceding the filing date of this Annual Report:

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

On October 27, 2009, we entered into a Stock Purchase Agreement with China Technology Solar Power Holdings Limited, or CTSPHL Group, and its direct and indirect shareholders to acquire a 51% equity interest in CTSPHL Group in consideration of (i) a cash advance in amount of US$3.0 million; (ii) a number of shares of our common stock to be issued at the closing of acquisition; and (iii) a convertible note with a principal amount equal to US$4.18 million to be issued at the second closing of acquisition. CTSPHL Group, through its wholly-owned subsidiary, was developing a 100 megawatt grid-connected solar power plant project located in Delingha City of Qaidam Basin in Qinghai Province, Northwestern China. Upon execution of the stock purchase agreement, we paid US$3.0 million in cash to Good Million Investments Ltd., the direct shareholder of CTSPHL Group, as a prepayment for the transaction to be solely used for developing and constructing the solar power plant. Due to the fact that the Chinese government did not determine the specific subsidies and incentives for on-grid solar energy applications for Qinghai Province, we encountered difficulties in determining the fair value of the solar power plant. As a result, on October 11, 2010, we entered into an agreement with CTSPHL to terminate the stock purchase agreement. Pursuant to this agreement and subsequent amendments thereto, the cash advance was required to repaid to us in instalments by August 31, 2011. We received the first installment settlement of US$1 million in June 2011 and entered into a deed of share charge with Good Million Investments Ltd. on June 27, 2011 to secure the repayment of the remaining US$2 million. Due to Good Million Investments Ltd.’s failure to repay the remaining US$2 million by August 31, 2011, we enforced the security created by the deed received 29,433,962 shares of a Hong Kong listed company with stock code 08111. The above-mentioned agreements and amendments thereto were filed with the SEC as exhibits to our reports on Form 6-K (File No. 000-29008).

On December 15, 2009, we entered into an Agency Contract with CMNE, pursuant to which we appointed CMNE as our representative to liaise and negotiate with an equipment supplier regarding the purchase of one a-Si thin film solar panel production line, together with a license covering related patents, proprietary technology, technical service and training. We paid US$1 million to CMNE as a deposit for the purchase. On May 13, 2010, the parties amended the Agency Contract to extend the delivery date for three additional months. On June 22, 2010, we terminated the Agency Contract, as amended, with CMNE and the deposit was refunded in full to us upon termination. A translation of the Agency Contract is filed with the SEC as exhibit to our annual report on Form 20-F dated June 30, 2010.

On April 28, 2010, we entered into a Cooperation Framework Agreement with Xintang Media Technology (Beijing) Limited, or Xintang, its shareholders and associated companies, pursuant to which we intended to acquire Xintang indirectly in consideration of (i) US$5 million in cash as advance payment; (ii) shares of our common stock at a price US$3.01 per share (the “Consideration Shares”); and (iii) warrants to purchase our common stock at an exercise price US$3.50 per share (the “Consideration Warrants”). Xintang is a Chinese company and conducts advertising and media business in China. We paid over Renminbi ten million to Xintang and its shareholders. The completion of this acquisition was contingent upon the satisfaction of a number of conditions, including a fair value determination by an international independent appraiser, completion of restructuring of the target companies, execution of advertising and media business cooperation arrangements between Xintang and Xinhua News Agency and approval from our shareholders in a general meeting. Since the aforesaid conditions precedent have not been satisfied, the parties decided not to proceed with the transaction and to terminate the cooperation framework agreement. We are discussing with Xintang about the details regarding the termination and we haven’t agreed upon the terms and conditions of the termination with Xintang’s shareholders. A translation of the Cooperation Framework Agreement was filed with the SEC as exhibit to our report on Form 6-K dated April 29, 2010 (File No. 000-29008).

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

On January 16, 2012, the Company entered into a three-year cooperation framework agreement (the “Framework Agreement”) with Sinofield Group Limited, a wholly owned subsidiary of the Group (“Sinofield”), GCL-Poly Investment Limited (“GCL-Poly”), and CMNE to cooperate on the development of roof-top solar projects in the United States and China. Based on the provisions of the Framework Agreement, CMNE and Sinofield entered into a definitive subscription agreement on March 27, 2012, pursuant to which CMNE subscribed for 68.75% of the equity interests in Sinofield in consideration of transferring CMNE’s entire interest in China Technology New Energy limited (“CTNE”) to Sinofield. CTNE holds an exclusive rights to develop at least 180 MW roof-top solar plants in China. This transaction was consummated on April 2, 2012. As a result, CMNE became a substantial shareholder of Sinofield. The Company continued to own 31.25% of equity interest in Sinofield and Sinofield remains an associate of the Company after this transaction. In connection with this transaction, CTNE became a wholly-owned subsidiary of Sinofield and Sinofield changed its name to China Merchants New Energy Holdings Limited. The execution copy of the subscription agreement was filed with the SEC as an exhibit to our report on Form 6-K dated March 28, 2012 (File No. 000-29008).

On April 19, 2012, a definitive subscription agreement was made and entered into by and among China Merchants New Energy Holdings Limited (formerly known as Sinofield Group Ltd.), or CMNE Holdings, GCL-Poly, the Company and CMNE. Pursuant to the subscription agreement, GCL-Poly agreed to subscribe for and purchase from CMNE Holdings 80 ordinary shares in consideration of HKD48 million, and the Company and CMNE, as shareholders of CMNE Holdings , agreed to certain covenants and undertakings to GCL-Poly. As contemplated by the subscription agreement, the Company, as an indirect shareholder of CMNE Holdings undertook to GCL-Poly, among other things, that the Company will (a) unconditionally and irrevocably purchase all the outstanding related-party receivables of Trendar in amount of approximately Rmb55 million as of December 31, 2011, in the event that Trendar fails to collect such receivables in cash from the Company’s related parties within six months following the Closing Date on April 30, 2012; (b) not demand any payment or make any claim against any group member of CMNE Holdings under or in connection with non-trade payables due to the Company and its related parties in a total amount of approximately Rmb18 million within two years after the Closing Date; (c) settle certain non-trade payables in a total amount of approximately Rmb24 million by way of equity investment or by any other settlement method; and (d) together with CMNE, jointly and severally, unconditionally and irrevocably purchase the equity interest in or the assets of Trendar for a consideration of no less than HK$60 million upon request of GCL-Poly, in the event that Trendar fails to realize a net profit after tax of no less than HK$15 million for a period commencing on the Closing Date until the first anniversary of the Closing Date. The transaction contemplated by the subscription agreement is scheduled to close on April 30, 2012. Upon completion of the transaction, CMNE, the Company and GCL will hold 55%, 25% and 20%, respectively, of the total outstanding ordinary shares of CMNE Holdings. The execution copy of the subscription agreement was filed with the SEC as an exhibit to our report on Form 6-K dated April 26, 2012 (File No. 000-29008).

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

Interest rate risk

We don’t have any outstanding borrowings bearing interest. Therefore, we have not been exposed, nor do we anticipate being exposed, to material risks due to changes in interest rates. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in interest rates.

Inflation

In recent years, China has not experienced significant inflation, and thus inflation has not had a material impact on our results of operations in recent years. According to the National Bureau of Statistics of China, the change in Consumer Price Index in China was (0.7)% in 2009, 3.3% in 2010 and 5.4% in 2011. We have not in the past been materially affected by any such inflation, but we do not know whether we will not be affected in the future.

Item 12. Description of Securities Other than Equity Securities.

Not Applicable.

PART II

Item 13. Default, Dividend Arrearages and Delinquencies.

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not Applicable.

Item 15T. Controls and Procedures.

Disclosure Controls and Procedures

As required by Rules 13a-15(e) and 15d-15(e) under the Exchange Act, our company’s management, including our Chief Executive Officer and our Chief Financial Officer, is responsible for establishing and maintaining effective disclosure controls and procedures, as defined under Rules 13a-15(e) and 15d-15(e) under the Exchange Act. As of December 31, 2011, we performed an evaluation under the supervision and with the participation of our management on the effectiveness of our company’s disclosure controls and procedures. Based on that evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures as of December 31, 2011 were not effective because management identified deficiencies in our internal control over financial reporting that they considered to be material weakness in our internal control over financial reporting.

Notwithstanding management’s assessment that our disclosure controls and procedures were ineffective as of December 31, 2011 and the material weakness described below, we believe that the consolidated financial statements included in this Annual Report correctly present our financial condition, results of operations and cash flows for the fiscal years covered thereby in all material respects.

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

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the issuer’s annual or interim financial statements will not be prevented or detected on a timely basis. Because of the material weaknesses described below, management concluded that our internal control over financial reporting was not effective as of December 31, 2011 using framework established in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The specific material weaknesses identified by management as of December 31, 2011 are described as follows:

(1)	lack of internal audit department to perform the internal auditing function over financial reporting in our company;

(2)	lack of accounting personnel with knowledge of U.S. GAAP and SEC financial reporting requirements; and

(3)	lack of an investment committee, which should comprise directors with appropriate experience, in performing comprehensive pre-investment feasibility study on prospective investment projects in order to assess the risks associated with the projects, the expected returns, and the resources that the Company is expected to deploy in these projects. There is also a lack of such investment committee, or any other designated management and accounting personnel within the Company, who possess the required skills and knowledge to monitor the ongoing performance of the investments made by the Company, and to perform periodic impairment assessment on the respective carrying amounts and related prepayments and advances of the investments according to the requirements of US GAAP when indicators of impairment exist.

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

Changes in internal control over financial reporting

We are in the process of developing and implementing remediation plans to address our material weakness. During the year ended December 31, 2011, we made the following changes to our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting:

(1) improvement of additional communications to receive internal and external information relating to fraud prevention,

(2) establishment of more detailed policies and procedures relating to fraud prevention in our employee code of conduct,

(3) training our existing accounting personnel on U.S. GAAP and other financial reporting requirements promulgated by the SEC.

Our management anticipates adopting measures intended to remedy the material weaknesses to our company’s internal controls in the future, including (1) design internal audit functions and assign proper personnel to take internal audit responsibilities; (2) recruitment of more qualified personnel to take up the financial reporting responsibilities; (3) establishment of an investment committee and perform comprehensive pre-investment feasibility assessments on prospective investment projects, and also conduct thorough impairment assessment on all our investments on a regular basis; and (4) improvement of other internal policies. The exercise will be supervised and with the participation of our management. We are currently still reviewing our efforts to improve our internal controls and may in the future identify additional deficiencies to our internal controls. Should we discover any additional deficiencies, we intend to take appropriate measures to correct or improve our internal controls.

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

Item 16C. Principal Accountant Fees and Services.

Audit Fees

The audit fees billed by PricewaterhouseCoopers Zhong Tian CPAs Limited Company, our independent registered public accounting firm, for the fiscal year ended December 31, 2011, 2010 and 2009 amounted to approximately Rmb2.13 million, Rmb2.32 million and Rmb1.37 million, respectively.

Audit-Related Fees

Deloitte Touche Tohmatsu CPA Ltd, our former independent registered public accounting firm, charged us Rmb0.2 million to issue a consent for inclusion of their audit report for the fiscal year ended December 31, 2008 in our 2010 Annual Report.

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

Audit of Financial Statements

PricewaterhouseCoopers Zhong Tian CPAs Limited Company has been our principal independent registered public accounting firm for the years ended December 31, 2009, 2010 and 2011. Deloitte Touche Tohmatsu CPA Ltd was our previous principal independent registered public accounting firm.

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

Item 16H. Mine Safety Disclosure.

Not applicable.

Item 17. Financial Statements.

We have elected to provide financial statements pursuant to Item 18 (see below).

Item 18. Financial Statements.

The financial statements are filed as Attachment A hereto and are included as part of this Annual Report on Form 20-F.

Item 19. Exhibits.

The following exhibits are furnished along with this Annual Report or are incorporated by reference as indicated.

Exhibit Number	Description of Document

1.1	Amended and Restated Memorandum and Articles of Association of China Technology Development Group Corporation, adopted on October 19, 2007 (1)

4.1	Stock Purchase Agreement with CTSPHL Group and its shareholders dated as of October 27, 2009, termination agreement dated October 11, 2010 and its amendments thereto (3)

4.2	Translation of agreement with CMNE dated as of December 15, 2009 (4)

4.3	Subscription Agreement with China Wanhe Investment Limited dated as of April 28, 2010 (5)

4.4	Translation of Cooperation Framework Agreement with Xintang Media Technology (Beijing) Ltd. dated as of April 28, 2010 (5)

4.5	Stock Purchase Agreement with Linsun Renewable Energy Corporation Limited and its shareholders dated as of November 5, 2010 (6)

4.6	Subscription Agreement of Sinofield Group Ltd. with China Merchants New Energy Group Ltd. dated March 27, 2012 (7)

4.7	Subscription Agreement of China Merchants New Energy Holdings Ltd. with GCL-Poly Investment Ltd., the Company and CMNE dated April 19, 2012 (8)

8.1	List of all subsidiaries

11.1	Code of Ethics (2)

12.1	Certification of Chief Executive Officer required by Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer and Chief Financial Officer required by Section 906 of the Sarbanes-Oxley Act of 2002

23.1	Consent of Independent Registered Public Accounting Firm to the incorporated by reference in the Registration Statements on Form S-8 (file numbers 333-168021, 333-160837, 333-147806, 333-139608, 333-127423 and 333-175176) and Form F-3 (file number 333-169665) of their report dated April 27, 2012 included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2011.

101

Financial information from registrant for the year ended December 31, 2011 formatted in eXtensible Business Reporting Language (XBRL):

(i) Consolidated Balance Sheets as of December 31, 2010 and 2011;

(ii) Consolidated Statements of Operations for the Years Ended December 31, 2009, 2010 and 2011;

(iii) Consolidated Statements of Changes in Shareholders’ Equity for the Years Ended December 31, 2009, 2010 and 2011;

(iv) Consolidated Statements of Cash Flows for the Years Ended December 31, 2009, 2010 and 2011; and

(v) Notes to the Consolidated Financial Statements.

Notes:

(1) - incorporated by reference to the exhibits to our annual report on Form 20- F for the fiscal year ended December 31, 2007.

(2) - incorporated by reference to the exhibits to our annual report on Form 20-F for the fiscal year ended December 31, 2006.

(3) - incorporated by reference to the exhibits to our report on Form 6-K filed with the SEC dated October 27, 2009, October 13, 2010, December 30, 2010, April 6, 2011 and June 9, 2011.

(4) - incorporated by reference to the exhibits to our annual report on Form 20-F for the fiscal year ended December 31, 2009.

(5) - incorporated by reference to the exhibits to our report on Form 6-K filed with the SEC dated April 29, 2010.

(6) - incorporated by reference to the exhibits to our report on Form 6-K filed with the SEC dated November 8, 2010.

(7) - incorporated by reference to the exhibits to our report on Form 6-K filed with the SEC dated March 28, 2012.

(8) - incorporated by reference to the exhibits to our report on Form 6-K filed with the SEC dated April 26, 2012.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION

Date: April 27, 2012	/s/ Zhenwei Lu
Name: Zhenwei Lu
Title: Chief Financial Officer

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

China Technology Development Group Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in shareholders’ equity and cash flows present fairly, in all material respects, the financial position of China Technology Development Group Corporation (the “Company”) and its subsidiaries (collectively, the “Group”) at December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Zhong Tian CPAs Limited Company

Shenzhen, the People’s Republic of China

April 27, 2012

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts expressed in thousands except per share data)

For the years ended December 31, 2009, 2010 and 2011

	Notes	2009 Rmb	2010 Rmb	2011 Rmb	2011 US$ (Note 2(h))
Continuing operations:
Revenues		—	53,700	65,049	10,316
Cost of sales		—	(45,113)	(69,445)	(11,014)

Gross income (loss)		—	8,587	(4,396)	(698)

Research and development expenses		(552)	(557)	(119)	(19)
Selling expenses		—	(3,436)	(5,091)	(807)
General and administrative expenses*		(24,970)	(32,530)	(36,314)	(5,759)
Impairment on property, plant and equipment	9	(6,463)	(591)	(347)	(55)
Impairment on inventories		(346)	—	—	—

Operating loss		(32,331)	(28,527)	(46,267)	(7,338)

Other income (expense):
Interest income		7	40	13	2
Finance costs		(5,799)	(83)	(59)	(9)
Impairment on prepayment for business acquisition	7	—	(10,301)	—	—
Change in fair value of trading securities		—	1,162	(8,927)	(1,416)
Gain on disposal of trading securities		—	5,196	283	45
Dividend income from available-for-sale securities		71	—	—	—
Gain (loss) on disposal of available-for-sale securities		111	(213)	276	44
Impairment on available-for-sale securities	19	—	(3,549)	(12,859)	(2,039)
Impairment on other investments		(571)	(489)	—	—
Change in fair value of investment in convertible note		—	1,917	—	—
Change in fair value of derivative embedded in convertible note	12,21	(5,040)	—	—	—
Change in fair value of warrants and option rights	12	3,798	555	2,364	375
Loss on debt extinguishment	21	(3,434)	—	—	—
Subsidies from government		600	—	—	—
Exchange loss		(218)	(442)	(688)	(109)
Others, net		(2)	(491)	463	74

Loss before income tax expenses		(42,808)	(35,225)	(65,401)	(10,371)

Income tax credits	4	112	104	771	122

Loss from continuing operations		(42,696)	(35,121)	(64,630)	(10,249)

Discontinued operations:
Profit from discontinued operations, net of income taxes	5	4,227	—	—	—

Net loss for the year attributable to the shareholders of the Company		(38,469)	(35,121)	(64,630)	(10,249)

Net loss per share -Basic and diluted	14	(2.42)	(1.69)	(2.87)	(0.46)

Net loss per share from continuing operations -Basic and diluted	14	(2.68)	(1.69)	(2.87)	(0.46)

Net earnings per share from discontinued operations -Basic and diluted	14	0.26	N/A	N/A	N/A

Weighted average common shares (in thousands) -Basic and diluted	14	15,927	20,746	22,494	22,494

*	Included in general and administrative expenses are stock-based compensation of Rmb8,706, Rmb8,015 and Rmb7,170 for the years ended December 31, 2009, 2010 and 2011, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION

CONSOLIDATED BALANCE SHEETS

(Amounts expressed in thousands except share and per share data)

As of December 31, 2010 and 2011

	Notes		2010 Rmb	2011 Rmb	2011 US$ (Note 2 (h))
ASSETS
CURRENT ASSETS
Cash and cash equivalents			14,014	5,350	848
Trading securities	12		20,429	5,635	894
Available-for-sale securities	12, 19		14,120	11,162	1,770
Trade accounts receivable, net of Nil, Rmb3,243 allowance for doubtful accounts as of December 31, 2010 and 2011, respectively			19,354	46,518	7,377
Inventories (As of December 31, 2010 including raw materials of Rmb5,661, work-in-progress of Rmb279, finished goods of Rmb907; as of December 31, 2011 including raw materials of Rmb84,065, work-in-progress of Rmb3,104, finished goods of Rmb35,690)			6,847	119,665	18,978
Value added tax and business tax recoverable			5,481	29,474	4,674
Due from related parties	15		2,455	2,346	372
Prepaid expenses and other current assets	6		29,686	2,353	373

TOTAL CURRENT ASSETS			112,386	222,503	35,286
Prepayment for land use right	8		4,220	4,130	655
Property, plant and equipment, net	9		31,428	27,982	4,438
Intangible assets	10		12,962	10,326	1,638
Goodwill	10		4,859	4,859	771

TOTAL ASSETS			165,855	269,800	42,788

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Trade accounts payable			11,803	161,061	25,542
Accrued professional fees			4,098	3,047	483
Income tax payable			63	30	5
Due to related parties	15		9,238	12,842	2,037
Government subsidies			300	600	95
Liabilities relating to warrants	12		2,448	84	13
Short term loan	11	(a)	6,041	—	—
Other current liabilities and accrued expenses	11	(b)	11,156	28,652	4,544

TOTAL CURRENT LIABILITIES			45,147	206,316	32,719

Deferred tax liabilities-non-current	4		5,434	4,664	740

TOTAL LIABILITIES			50,581	210,980	33,459
Contingencies and commitments	22
SHAREHOLDERS’ EQUITY
Common stock, (US$0.01 par value; 4,000,000,000 authorized in 2010 and 2011; 22,425,216 and 22,498,549 shares issued and outstanding as of December 31, 2010 and 2011, respectively)	17		1,670	1,675	266
Preferred stock, (US$0.01 par value; 1,000,000,000 shares authorized; 1,000,000 shares issued and outstanding as of December 31, 2010 and 2011)	18		77	77	12
Additional paid-in capital			545,911	556,227	88,212
Accumulated deficit			(419,420)	(484,050)	(76,765)
Accumulated other comprehensive loss			(12,964)	(15,109)	(2,396)

TOTAL SHAREHOLDERS’ EQUITY			115,274	58,820	9,329

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY			165,855	269,800	42,788

The accompanying notes are an integral part of these consolidated financial statements.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts expressed in thousands except share data)

For the years ended December 31, 2009, 2010 and 2011

					Additional		Accumulated other	Total
	Common stock		Preferred stock		paid in	Accumulated	comprehensive	shareholders’
	Shares	Amount	Shares	Amount	capital	deficit	(loss) income	equity
		Rmb		Rmb	Rmb	Rmb	Rmb	Rmb
Balance at January 1, 2009	15,543,669	1,205	1,000,000	77	386,118	(345,830)	(6,867)	34,703
Issue of shares upon exercise of option rights	60,000	4	—	—	1,121	—	—	1,125
Shares issued upon exercise of stock options	136,864	10	—	—	2,580	—	—	2,590
Issue of shares upon conversion of convertible note	3,322,260	228	—	—	80,764	—	—	80,992
Issue of shares upon exercise of stock purchase warrant	14,776	1	—	—	(1)	—	—	—
Issue of shares upon exercise of Warrant B	222,821	15	—	—	3,041	—	—	3,056
Stock-based compensation	—	—	—	—	8,706	—	—	8,706
Components of comprehensive loss:
Net loss	—	—	—	—	—	(38,469)	—	(38,469)
Net unrealized gain on available-for-sale securities	—	—	—	—	—	—	9,228	9,228
Translation adjustment	—	—	—	—	—	—	(4,230)	(4,230)

Total comprehensive loss for the year								(33,471)

Balance at December 31, 2009	19,300,390	1,463	1,000,000	77	482,329	(384,299)	(1,869)	97,701
Issue of shares, net of offering costs	3,064,827	203	—	—	52,324	—	—	52,527
Shares issued upon exercise of stock options	59,999	4	—	—	752	—	—	756
Stock-based compensation	—	—	—	—	8,015	—	—	8,015
Issue of warrants	—	—	—	—	2,491	—	—	2,491
Components of comprehensive loss:
Net loss	—	—	—	—	—	(35,121)	—	(35,121)
Net unrealized loss on available-for-sale securities, net of income tax of Rmb0	—	—	—	—	—	—	(9,374)	(9,374)
Translation adjustment	—	—	—	—	—	—	(1,721)	(1,721)

Total comprehensive loss for the year								(46,216)

Balance at December 31, 2010	22,425,216	1,670	1,000,000	77	545,911	(419,420)	(12,964)	115,274

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)

(Amounts expressed in thousands except share data)

For the years ended December 31, 2009, 2010 and 2011

					Additional		Accumulated other	Total
	Common stock		Preferred stock		paid in	Accumulated	comprehensive	shareholders’
	Shares	Amount	Shares	Amount	capital	deficit	(loss) income	equity
		Rmb		Rmb	Rmb	Rmb	Rmb	Rmb
Shares issued upon exercise of stock options	73,333	5	—	—	889	—	—	894
Stock-based compensation	—	—	—	—	7,170	—	—	7,170
Issue of warrants	—	—	—	—	2,257	—	—	2,257
Components of comprehensive loss:
Net loss	—	—	—	—	—	(64,630)	—	(64,630)
Net unrealized loss on available-for-sale securities, net of income tax of Rmb0	—	—	—	—	—	—	(640)	(640)
Translation adjustment	—	—	—	—	—	—	(1,505)	(1,505)

Total comprehensive loss for the year								(66,775)

Balance at December 31, 2011	22,498,549	1,675	1,000,000	77	556,227	(484,050)	(15,109)	58,820

The accompanying notes are an integral part of these consolidated financial statements.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts expressed in thousands)

For the years ended December 31, 2009, 2010 and 2011

	2009 Rmb	2010 Rmb	2011 Rmb	2011 US$ (Note 2(h))
Cash used in operating activities
Net loss	(38,469)	(35,121)	(64,630)	(10,249)
Adjustments to reconcile net loss to net cash (used in) generated from operating activities
Stock-based compensation	8,706	8,015	7,170	1,137
Warrants granted as service compensations	—	2,491	2,257	357
Impairment on property, plant and equipment	6,463	591	347	55
Impairment on inventories	346	—	3,194	507
Allowance for doubtful accounts	—	—	3,243	514
Amortization of intangible assets	—	220	2,636	418
Amortization of long-term prepayment for land use right	90	90	90	14
Depreciation	2,425	2,043	3,240	514
(Gain) loss on disposal of available-for-sale securities	(111)	213	(276)	(44)
Gain on disposal of trading securities	—	(5,196)	(283)	(45)
Change in fair value of trading securities	—	(1,162)	8,927	1,416
Change in fair value of investment in convertible note	—	(1,917)	—	—
Impairment on available-for-sale securities	—	3,549	12,859	2,039
Impairment on other investments	571	489	—	—
Impairment on prepayment for business acquisition	—	10,301	—	—
Finance costs	5,760	—	—	—
Loss on debt extinguishment	3,434	—	—	—
Change in fair value of derivative embedded in convertible note	5,040	—	—	—
Change in fair value of warrants and option rights	(3,798)	(555)	(2,364)	(375)
Gain on disposal of subsidiaries	(4,560)	—	—	—
Deferred tax benefit	(112)	(167)	(771)	(122)
Changes in assets and liabilities:
Decrease (increase) in trade accounts receivable	398	(13,662)	(30,407)	(4,822)
Increase in inventories	(428)	(979)	(116,012)	(18,398)
(Increase) decrease in due from related parties and other current assets	(6,519)	1,230	4,794	761
Increase in value added tax and business tax recoverable	—	(4,152)	(23,993)	(3,805)
(Decrease) increase in trade accounts payable	(124)	10,539	149,258	23,669
Increase in government subsidies	300	—	300	48
Increase in amount due to related parties	—	2,548	3,604	572
Increase (decrease) in other current liabilities and accrued expenses	2,260	(11,429)	16,445	2,608
Increase (decrease) in income taxes payable	—	63	(33)	(5)
Decrease in cash classified as held for sale	1,060	—	—	—

Net cash (used in) generated from operating activities	(17,268)	(31,958)	(20,405)	(3,236)
Cash flows from investing activities
Increase in account maintained with a security broker	(20)	—	—	—
Acquisitions of subsidiaries, net of cash acquired	—	1,415	—	—
Cash and cash equivalents disposed of upon disposal of subsidiaries, net of cash received	(830)	—	—	—
Proceeds from disposal of available-for-sale securities and trading securities	28,794	33,813	13,700	2,173
Purchase of available-for-sales securities and trading securities	(46,853)	(28,427)	(6,215)	(986)
Investment in convertible notes	—	(14,280)	—	—
Prepayment for acquisition of property and equipment	4,525	—	—	—
Prepayment for business acquisition	(20,602)	(10,301)	—	—
Recovery of deposit from termination of investment	—	—	6,332	1,004
Purchases of property, plant and equipment	(805)	(4,189)	(146)	(23)

Net cash used in investing activities	(35,791)	(21,969)	13,671	2,168

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(Amount expressed in thousands)

For the years ended December 31, 2009, 2010 and 2011

	2009 Rmb	2010 Rmb	2011 Rmb	2011 US$ (Note 2 (h))
Cash flows from financing activities
Proceeds from issue of common stock, warrants and/or option rights	1,240	39,664	—	—
Offering costs for issue of common stock, warrants and/or option rights	(74)	(1,991)	—	—
Proceeds from exercise of stock options	2,590	756	894	142
Proceeds from issue of convertible note, net of issuance costs	68,672	—	—	—
Overdraft from security account	(1,499)	—	—	—
Proceeds from draw down (repayment) of a short term loan	—	6,041	(2,388)	(379)

Net cash generated from (used in) financing activities	70,929	44,470	(1,494)	(237)

Effect of exchange rate changes on cash and cash equivalents	(29)	(1,140)	(436)	(69)

Net increase (decrease) in cash and cash equivalents	17,841	(10,597)	(8,664)	(1,374)

Cash and cash equivalents at beginning of year	6,770	24,611	14,014	2,222

Cash and cash equivalents at end of year	24,611	14,014	5,350	848

Supplemental disclosure of cash flow information Interest paid	39	83	59	9

Supplemental disclosure non-cash investing and financing activities
Issue of warrants as offering costs for financing activities in and 2009	54	—	—	—
Construction costs funded through accrued expenses and other current liabilities	231	—	—	—
Conversion of convertible note in 2009	82,975	—	—	—
Purchase of property, plant and equipment funded through accrued expenses and other current liabilities`	66	82	44	7
Business combination through issuance of shares (Note 3)	—	14,854	—	—
Recovery of deposit from termination of investment in the form of financial assets (Note 20)			12,663	2,008

The accompanying notes are an integral part of these consolidated financial statements.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands, except share data or unless otherwise stated)

1 Nature of operations and basis of presentation

China Technology Development Group Corporation (the “Company” or “CTDC”) was incorporated under the laws of the British Virgin Islands (“BVI”) on September 19, 1995 as a holding company. The consolidated financial statements include the financial statements of the Company and its subsidiaries (hereinafter collectively referred to as the “Group”). The shares of the Company have been listed on NASDAQ since 1996.

The Company and its subsidiaries are principally engaged in the provision of solar energy products and solutions in the People’s Republic of China (“China” or the “PRC”) and Europe (“Solar Energy Operations”).

In order to facilitate the Group to carry out its Solar Energy Solutions Operations, on December 10, 2007, the Group acquired Faster Assets Limited (“Faster Assets”), a BVI company which owns 100% equity interest in China Merchants Zhangzhou Development Zone Broad Shine Solar Technology Ltd. (“Broad Shine”), incorporated under laws of China (collectively “Faster Group”) from China Merchants New Energy Group Limited (“CMNE”, formerly known as China Technology Investment Group Limited). In return, the Company issued 782,168 shares of common stock (“Common Stock”) and 1,000,000 shares of Series A preferred stock (“Preferred Stock”) at a consideration of Rmb20,700 to CMNE. CMNE then became one of the major shareholders of CTDC.

On November 5, 2010, the Group, together with China Green Holdings Limited, one of the Company’s wholly-owned subsidiaries, entered into a stock purchase agreement with Linsun Renewable Energy Corporation Limited (“LSRHK”) and its shareholders, pursuant to which the Company purchased and acquired 100% of the equity interests in LSRHK and its wholly-owned subsidiary Linsun Power Technology (Quanzhou) Corp. Ltd. (“LSPPRC”), collectively known as (“Linsun Group”) from its shareholders at a consideration of US$2,215, settled by the issuance of 1,064,827 shares of the Company’s common stock. The acquisition was completed on November 23, 2010 and LSRHK became one of the Company’s wholly-owned subsidiaries. Linsun Group is engaged in manufacturing and sale of crystalline PV modules. See Note 3 for more details.

On August 26, 2011, a wholly owned subsidiary of the Group, China Merchants Zhangzhou Development Zone Trendar Solar Tech Ltd. (“Trendar Solar”), incorporated a 100% owned subsidiary, Xiamen Chuangri New Energy Technology Ltd, (“Chuangri”) in China. The business scope of Chuangri is provision of technical consulting services.

During the year ended December 31, 2011, the Group reported net loss of approximately Rmb64,630 and net cash outflow from operations at approximately Rmb 20,405 respectively. The cash and cash equivalent balance as at December 31, 2011 was only Rmb5,350 as at December 31, 2011.

The directors of the Company believe that the Group will be able to generate adequate cash flows to finance its operations and meet its cash obligations in the following 12 months from December 31, 2011 based on the following:

•	positive operating cash flows are expected to be generated from the profitable operations of manufacturing and sale of solar modules;

•	positive operating cash flows are expected to be generated from solar module manufacturing for the rooftop project undertaken by LSPPRC;

•	realization in the open market of available-for-sale and trading securities, with ending carrying amounts at approximately Rmb16,797 as of December 31, 2011, for cash;

•	tight controls exercised by the board of directors on timing and magnitude of cash outlays for investments initiatives; and

•	CMNE would support the financing the Solar Energy Operations of the Group within a period of thirteen months from April 22, 2012.

Accordingly, the financial statements as of December 31, 2011 had been prepared on a going concern basis.

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

Revenues primarily arise from product sales and the rendering of services. Revenue is recognized when all of the following criteria are met: (i) persuasive evidence of an arrangement exists; (ii) delivery has occurred or services have been rendered; (iii) the sellers’ price to the buyer is fixed or determinable; and (iv) collectability is reasonably assured. Specifically, product sales represent the invoiced value of goods, net of discounts, supplied to customers.

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

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands, except share data or unless otherwise stated)

2 Summary of significant accounting policies (continued)

(d)	Revenues (continued)

Revenue from constructing and installation of rooftop solar chip module systems is recognized upon installation is completed, using the percentage-of-completion method of accounting , commencing from the date when the solar chip modules are permanently attached or fitted to the rooftop of the related structures.

(e)	Income Taxes

Income taxes are provided using the assets and liability method in accordance with ASC 740 (formerly referred to as SFAS No. 109, “Income Taxes”, “Accounting for Income Taxes”). Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the carrying amounts of existing assets and liabilities in the consolidated financial statements and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax asset and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The tax consequences of these differences are classified as current or non-current based on the classification of the related asset or liability for financial reporting. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of, the deferred tax assets will not be realized.

(f)	Uncertain tax positions

In order to assess uncertain tax positions, the Company applies a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. For the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than [50%] likely to be realized upon settlement.

The Group had no material uncertain tax positions as of December 31, 2009, 2010 and 2011.

(g)	Concentration of credit risk

In 2010, the Group started to engage in the business of manufacturing and selling solar modules to industrial users. All the Group’s revenue is derived from sales to customers located in PRC, Hong Kong and Europe. For the year ended 31 December 2011, 4 customers accounted for 67.7%, 17.7%, 7.7% and 3.6% of the Company’s net revenue, respectively.

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, trade accounts receivable and amounts due from related parties. As of December 31, 2010 and 2011, substantially all of the Company’s cash and cash equivalents were held by major financial institutions located in the PRC and Hong Kong, which the management believes are of high credit quality. The Company has also put in place policies to ensure that sale of goods to customers with an appropriate credit history and the Company performs periodic credit evaluations of its customers.

(h)	Foreign currency transaction gains and losses and translation of foreign currencies

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

The functional currency of the Company is Hong Kong dollars (“HK$”). The functional currency of the subsidiaries of the Group that are established in the PRC is Renminbi (“Rmb”). The Group has chosen Rmb as its reporting currency. Assets and liabilities are translated using the exchange rates in effect at the balance sheet date and average exchange rates for the period are used for translation of revenue and expense transactions. Gains and losses resulting from foreign currency translation to reporting currency are recorded in accumulated other comprehensive (loss) income in the consolidated statements of changes in shareholders’ equity for the years presented.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands, except share data or unless otherwise stated)

2 Summary of significant accounting policies (continued)

(h)	Foreign currency transaction gains and losses and translation of foreign currencies (continued)

Majority of commercial transactions are conducted in the respective functional currency of the entities within the Group, the foreign exchange risks are minimal. The Group is however exposed to foreign currency risk on certain financing activities, which are denominated in the United States Dollars (“U.S. dollars” or “US$”). Due to the fact that HK$ is pegged to the U.S. dollars, management considers the foreign exchange exposure to fluctuation in exchange rate between US$ and HK$ to be minimal.

The Group does not have any foreign currency hedging policy. However, management of the Company monitors foreign exchange exposure and will consider hedging significant currency exposure should the need arises.

(i)	Translation into United States Dollars

The consolidated financial statements of the Group are presented in Rmb. Translations of amounts from Rmb into U.S. dollars are solely for the convenience of the reader and were calculated at the rate of (Rmb6.30559=US$1) on December 31, 2011 representing the exchange rates quoted by the People’s Bank of China in the PRC . The translation is not intended to imply that the Rmb amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on December 31, 2011 or at any other rate.

(j)	Property, plant and equipment and land use right

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

All land in the PRC is owned by the government. According to PRC law, the government may sell the right to use of the land for a specified period of time. Thus, all of the land use rights purchased by the Group in the PRC are considered to be leasehold land and classified as land use right. These land use rights are amortized on a straight-line basis over the term of the land use rights of 50 years. Amortization expense was Rmb90, Rmb90 and Rmb90 for years ended December 31, 2009, 2010 and 2011, respectively.

(k)	Construction in progress

Construction in progress represents buildings, structures, plant and machinery and other property, plant and equipment under construction or installation and is stated at cost less any impairment losses, and is not depreciated. Cost comprises direct costs of construction, installation and testing as well as capitalized borrowing costs on related borrowed funds during the period of construction or installation. No interest was capitalized for the years ended December 31, 2009, 2010 and 2011. Construction in progress is reclassified to the appropriate category of property, plant and equipment when completed and ready for use.

(l)	Intangible assets acquired through business combinations

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

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands, except share data or unless otherwise stated)

2 Summary of significant accounting policies (continued)

(m)	Goodwill

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

In accordance with ASC 350 (formerly referred to as SFAS No. 142 “Goodwill and other intangible assets”), no amortization is recorded for goodwill. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. In December of each year, the Company tests impairment of goodwill at the reporting unit level and recognizes impairment in the event that the carrying value exceeds the fair value of each reporting unit. No impairment losses were recorded in the years ended December 31, 2009, 2010 and 2011.

(n)	Impairment or disposal of long lived assets

Long-lived assets are assessed for impairment when events and circumstances exist that indicate the carrying amount of these assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of any impairment loss for long-lived assets and certain identifiable intangible assets that management expects to hold and use is based on the amount the carrying value exceeds the fair value of the asset. Impairment of property, plant and equipment of Rmb6,463, Rmb591 and Rmb347 was recognized for the years ended December 31, 2009, 2010, and 2011, respectively.

Long-lived assets to be disposed of are stated at the lower of fair value less cost to sell or carrying amount. Expected future operating losses from discontinued operations are recorded in the periods in which the losses are incurred.

(o)	Trade accounts receivable

Trade accounts receivable are stated at the amount invoiced, less allowance for doubtful accounts. An allowance for doubtful accounts is recorded based on a combination of historical experience, aging analysis and information on specific accounts. Account balances are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Management has determined that allowance of Nil, Nil, and Rmb3,243 is required at December 31, 2009, 2010 and 2011.

(p)	Inventories

Inventories are carried at the lower of cost or net realizable value. Cost is determined using the weighted average method. Net realizable value is determined by reference to the sales proceeds of items sold in the ordinary course of business or to a management estimate based on prevailing market conditions.

(q)	Cash and cash equivalents

Cash and cash equivalents include cash on hand, demand deposits with banks and liquid investments with an original maturity of three months or less. The carrying value of cash equivalents approximates their fair value.

(r)	Investment in securities

The Company accounts for its investments in accordance with ASC 320 (formerly SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”). The Company classifies the investments in debt and equity securities as “trading” or “available-for-sale”. Investments that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Trading securities are reported at fair value with unrealized gains and losses included in investment income. The Company does not have investments that are classified as held-to-maturity.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands, except share data or unless otherwise stated)

2 Summary of significant accounting policies (continued)

(r)	Investment in securities (continued)

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

During the years ended December 31, 2009, 2010 and 2011, impairment on AFS of nil, Rmb3,549 and Rmb12,859 was recognized, respectively in the consolidated statements of operations.

(s)	Fair value Measurement

The carrying value of the Group’s financial instruments, including cash and cash equivalents, trading securities and available-for-sale securities, trade accounts receivable, value added tax and business tax recoverable, other assets and trade accounts payable, accrued professional fees, short term loan and other current liabilities and accrued expenses, approximate their fair values due to their relatively short-term nature.

(t)	Research and development costs

Research and development (“R&D”) costs are incurred in the development of the new products and processes, including significant improvements and refinements to existing products. R&D costs are expensed as incurred since development costs have not been significant.

(u)	Employee benefit plans

As stipulated by the regulations of the PRC, the Group’s subsidiaries in the PRC participate in various defined contribution plans organized by the municipal provincial governments for its employees. Employees of the Group in Hong Kong have joined the Mandatory Provident Fund Scheme which is also a defined contribution plan operated by the Hong Kong government. The Group is required to make contributions to these plans at a percentage of the salaries, bonuses and certain allowances of the employees. Under these plans, certain pension, medical and other welfare are provided to employees after their retirement. The Group has no other material obligation for the payment of employee benefits associated with these plans beyond the annual contribution described above.

The contributions are charged to the consolidated statement of operations as they become payable in accordance with the rules of the respective plans. For the years ended December 31, 2009, 2010 and 2011, the Group contributed Rmb212, Rmb285 and Rmb784, respectively, to the plans.

(v)	Segment reporting

At the end of 2008, the Company classified Jingle Group as a discontinued operation. The Company disposed of Jingle Group in Feburary 2009. Therefore, during 2009, 2010 and 2011, the Group’s continuing business is solely of one operating segement, which is the provision of Solar Energy Operations. All of the Group’s revenues are derived in the PRC, Hong Kong and Europe. Substantially all sales were made to Europe. All long-lived assets are located in PRC.

(w)	Comprehensive (loss) income

Accumulated other comprehensive (loss) income represents foreign currency translation adjustments and the unrealized (loss) gain on available-for-sale securities, net of tax, and is included in the consolidated statements of shareholders’ equity.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands, except share data or unless otherwise stated)

2 Summary of significant accounting policies (continued)

(x)	Advertising costs

The Group expenses advertising costs as incurred. Total advertising expenses included in the consolidated statements of operations were Rmb4, Rmb11 and Rmb71 for the years ended December 31, 2009, 2010 and 2011, respectively.

(y)	Earnings or loss per share

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

(z)	Stock-based compensation

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

(aa)	Convertible note

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

(ab)	Warrants and option rights

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

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands, except share data or unless otherwise stated)

2 Summary of significant accounting policies (continued)

(ac)	Operating leases

Leases where substantially all the risk and rewards of ownership of assets remain with the lessor are accounted for as operating leases. Payments made under operating leases net of any incentives received from the leasing company are expensed on a straight-line basis over the lease periods.

(ad)	Government subsidies

Government subsidies are initially recorded as advanced subsidies and are recognized in income when the associated obligations for earning such subsidies have been met. The Company received government subsidies for general corporate purposes and specific projects undertaken by the Group of Rmb900, Nil and Rmb300 during the years ended December 31, 2009, 2010 and 2011, respectively, of which the Company has recognized government subsidies of Rmb600, Nil and Nil, respectively, as other income.

(ae)	Shipping and handling

Expenses of Nil, Rmb3,125 and Rmb1,853 related to shipping and handling costs were recognized as selling expenses in the years ended December 31, 2009, 2010 and 2011, respectively in consolidated statement of operations.

(af)	Recent accounting pronouncements

In December 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2010-28, When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts. This ASU amends guidance for Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. ASU 2010-28 is effective for fiscal years and interim periods beginning after December 15, 2010, with early adoption not permitted. The adoption of ASU 2010-28 did not have a material impact on the Company’s consolidated financial statement.

In May 2011, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2011-04, “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs”(ASU 2011-04). This newly issued accounting standard clarifies the application of certain existing fair value measurement guidance and expands the disclosures for fair value measurements that are estimated using significant unobservable (Level 3) inputs. This ASU is effective on a prospective basis for annual and interim reporting periods beginning on or after December 15, 2011. The adoption of ASU No. 2011-04 is not expected to have a material impact on the Company’s consolidated financial statement.

In June 2011, the FASB issued ASU No. 2011-05, “Comprehensive Income (Topic 220): Presentation of Comprehensive Income”(ASU 2011-05). This newly issued accounting standard (1) eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity; (2) requires the consecutive presentation of the statement of net income and other comprehensive income; and (3) requires an entity to present reclassification adjustments on the face of the financial statements from other comprehensive income to net income. The amendments in this ASU do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income nor do the amendments affect how earnings per share is calculated or presented. In December 2011, the FASB issued ASU No. 2011-12, Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05, which defers the requirement within ASU 2011-05 to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented. During the deferral, entities should continue to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect prior to the issuance of ASU 2011-05. These ASUs are required to be applied retrospectively and are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. As these accounting standards do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The adoption of these standards is not expected to have a significant impact on the Company’s consolidated financial statements.

        In December 2011, the FASB issued ASU 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities (ASU 2011-11). This newly issued accounting standard requires an entity to disclose both gross and net information about instruments and transactions eligible for offset in the statements of financial position as well as instruments and transactions executed under a master netting or similar arrangement and was issued to enable users of financial statements to understand the effects or potential effects of those arrangements on their financial position. This ASU is required to be applied retrospectively and is effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2013. As this accounting standard only requires enhanced disclosure, the adoption of this standard is not expected to have a significant impact on the Company’s consolidated financial statements.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands, except share data or unless otherwise stated)

3 Acquisition

On November 5, 2010, the Group, together with China Green Holdings Limited, one of the Company’s wholly-owned subsidiaries, entered into a stock purchase agreement with LSRHK and its shareholders, pursuant to which the Company purchased and acquired 100% equity interest in LSRHK from its shareholders at a consideration of US$2,215 (equivalent to approximately Rmb14,854), satisfied by the issuance of 1,064,827 common stock of the Company, resulting in goodwill of approximately Rmb4,859 (the “Goodwill”) (Note 10). The acquisition was consummated on November 23, 2010 and LSRHK became a wholly-owned subsidiary of the Company. Linsun Group is principally engaged in manufacturing and selling crystalline PV modules.

Since Linsun Group has been fully integrated into the Group and the goodwill is attributable to the Solar Energy Operations segment. The other intangible assets acquired from the transaction, mainly comprise customers relationship of Rmb6,030 and a supplier contract of Rmb7,152, both have been assessed to have weighted average useful lives of 5 years (Note 10).

Before the completion of the acquisition, the Group provided an investment advance of Rmb2,000 to Linsun Group, which had beenincluded in the cash balance acquired from Linsun Group in the acquisition. The table below reflected the purchase price related to this acquisition and the resulting purchase price allocations as of the acquisition date:

	Amortization Life (in Years)	Linsun Group Rmb
Current assets (including trade accounts receivable of Rmb5,692)		15,146
Cash and cash equivalents (include an investment advance from the Group of Rmb2,000)		3,415
Fixed assets/noncurrent assets		4,614
Intangible assets:
Supplier contract	5	7,152
Customers relationship	5	6,030

Total assets acquired		36,357
Current liabilities		(21,067)
Deferred tax liabilities—non current		(3,295)

Total liabilities assumed		(24,362)

Net assets acquired		11,995

Total purchase consideration (1,064,827 common shares of the Company at US$2.08 per share and investment advance paid to Linsun Group at Rmb2,000)		16,854

Goodwill		4,859

Unaudited Proforma information on the acquisition

The financial results of Linsun Group acquired in 2010 have been included in the consolidated statements of operations and comprehensive loss since the acquisition date on November 5 2010. The amount of revenues and net income of Linsun Group included in the consolidated statements of operations and comprehensive loss for 2010 were as follows:

For the period from date of acquisition to December 31, 2010
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

	December 31, 2009	December 31, 2010
	Rmb	Rmb
Net revenues:	—	87,765
Net loss attributable to common stockholders	(38,469)	(41,282)
Net loss per share attributable to the Company -basic and diluted	(2.26)	(1.90)

There were no acquisitions made in 2009 and 2011.

4 Income tax (credits)

The income tax (credits) represent the sum of the income tax payable and deferred tax.

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

The Group’s subsidiaries incorporated in Hong Kong were subject to a tax rate of 16.5% in 2009, 2010 and 2011 on the assessable profits arising in or derived from Hong Kong.

On March 16, 2007, the National People’s Congress adopted the Enterprise Income Tax Law, or New Income Tax Law, which became effective on January 1, 2008 and replaced the previous separate income tax laws for domestic enterprises and foreign-invested enterprises (including PRC subsidiaries of the Company by adopting a unified income tax rate of 25% for most enterprises. In accordance with the implementation rules of the New Income Tax Law, the preferential tax treatments previously granted to certain PRC subsidiaries of the Company would not continue and they would be subject to the statutory tax rate of 25%. Among all the Company’s PRC subsidiaries, Trendar Solar has obtained a preferential tax concession from the local tax bureau that it was fully exempt from the PRC enterprise income tax for two years starting from the year 2008, followed by a 50% tax exemption for the next three years from 2010 to 2012. Accordingly, the enacted tax rate for Trendar Solar was 0, 12.5% and 12.5% for the years ended 31 December 2009 to 2011.

Since all the PRC subsidiaries of the Company reported accumulated deficits up to December 31, 2011, no provision for PRC dividend withholding tax had been made. Upon distribution of any future earnings in the form of dividends or otherwise in the future, the Group would be subject to the respective withholding tax under the PRC Enterprise Income Tax Law issued by the State Council.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands, except share data or unless otherwise stated)

4 Income tax (credits) (continued)

The Group had no material uncertain tax positions for the years 2009, 2010 and 2011 respectively and there were no material interest and penalties related to uncertain tax positions. In addition, the Group had no material unrecognized tax benefit which would affect the effective income tax rate in future periods. The Group does not anticipate any significant increase or decrease in its liability for unrecognized tax benefits within the next twelve months. The tax positions of the Company’s PRC subsidiaries for the years 2007 to 2011 are subject to inspection by the PRC tax authorities. For the Company’s Hong Kong subsidiaries, their respective tax positions are subject to inspection for the years 2005 to 2011 by the Hong Kong tax authorities.

Composition of income tax (credits)

The subsidiaries of the Company in the PRC are subject to value-added tax of 17% or business tax of 5% on revenues derived from sales of goods and provision of services, respectively,. The Group presents revenue, net of such value-added tax or business tax amounting to Rmb4, Rmb53,700 and Rmb65,049 for the years ended December 31, 2009, 2010 and 2011, respectively.

Income tax credits comprises of the following:

	2009 Rmb	2010 Rmb	2011 Rmb
Current income tax (credits)
—Continuing operations	—	63	—
Deferred income tax credits	(112)	(167)	(771)

Income tax credits	(112)	(104)	(771)

Reconciliation of income tax by applying PRC statutory Enterprise Income Tax rate

Income tax of the continuing operations differed from the amounts computed by applying PRC statutory Enterprise Income Tax (“EIT”) rate of 25% in 2009, 2010 and 2011 as a result of the following:

	2009 Rmb	2010 Rmb	2011 Rmb
Net loss before provision for income taxes	(42,808)	(35,225)	(65,401)
PRC statutory tax rate	25%	25%	25%
Income tax credit computed at PRC statutory EIT rate	(10,702)	(8,806)	(16,350)
Effect of income tax rate differences in other jurisdictions	7,101	8,163	6,321
Income not subject to taxation	—	(7)	—
Expenses not deductible for taxation purpose	2,007	1,287	2,170
Change in valuation allowance	1,482	(741)	7,088

Total income tax credits	(112)	(104)	(771)

Reconciliation between the statutory income tax rate and the Company’s effective tax rate is as follows:

	2009 Rmb	2010 Rmb	2011 Rmb
PRC statutory income tax rate	25.0%	25.0%	25.0%
Effect of income tax rate differences in other jurisdictions	(16.6%)	(23.2%)	(9.7%)
Income not subject to taxation	0.0%	0.02%	0.0%
Expenses not deductible for taxation purpose	(4.7%)	(3.6%)	(3.3%)
Change in valuation allowance	(3.4%)	2.1%	(10.8%)

Total income tax credits	0.3%	0.3%	1.2%

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands, except share data or unless otherwise stated)

4 Income tax (credits) (continued)

The principal components of the deferred income tax assets and liabilities are as follows:

	December 31, 2010 Rmb	December 31, 2011 Rmb
Deferred tax assets:
Tax loss carryforwards	4,588	11,676
Less: valuation allowance	(4,588)	(11,676)

Non-current deferred tax assets, net	—	—

Deferred tax liability:
Property, plant and equipment, net	(1,734)	(1,632)
Prepayment for land use right	(460)	(450)
Intangible assets	(3,240)	(2,582)

Non-current deferred tax liabilities	(5,434)	(4,664)

Total	(5,434)	(4,664)

Reported as:
Current deferred tax assets	—	—
Current deferred tax liabilities	—	—

Subtotal	—	—
Non-current deferred tax assets	—	—
Non-current deferred tax liabilities	(5,434)	(4,664)

Total	(5,434)	(4,664)

Tax loss of Rmb23,414 carry forwards from the Company’s PRC subsidiaries as at December 31, 2011 can be carried forward for one to five years and they expire on various dates through 2016. Tax loss of Rmb26,918from the Company’s HK subsidiaries has no expiry date. The directors of the Company do not believe that these subsidiaries would generate sufficient taxable profits in the near future and it is not more likely than not that any of the deferred tax assets will be realized. Therefore, a full valuation allowance had been established for the amount of deferred tax assets as at December 31, 2010 and 2011.

5 Disposal and discontinued operations

On December 29, 2008, the Group entered into a sale and purchase agreement to dispose of its then information technology operations undertaken by its then subsidiary Jingle Technology Co., Ltd. and its subsidiaries (collectively, “Jingle Group ) to an independent third party, for a cash consideration of Rmb176. The transaction was completed in February 2009.

As of the disposal date (February 2009), the assets and liabilities held by Jingle Group are as follows:

2009
Rmb
Net assets disposed of (excluding cash and cash equivalents):
Trade accounts receivable, net	288
Inventories—merchandise for resale	42
Value added tax and business tax recoverable	279
Prepaid expenses and other assets	298
Property, plant and equipment, net	49
Trade accounts payable	(94)
Tax payable	25
Other liabilities and accrued expenses	(2,027)
Accumulated other comprehensive loss	(4,250)

(5,390)

Gain on disposal of Jingle Group	4,560

(830)

Discharged by:
Consideration received	176
Cash and cash equivalents disposed	(1,006)

(830)

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands, except share data or unless otherwise stated)

5 Disposal and discontinued operations (continued)

In accordance with ASC360-10-35 (formerly refer to SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”), the financial results of the Jingle Group and IT Operations are reported as discontinued operations for all the years presented. The financial results included in discontinued operations were as follows:

2009
Rmb Jingle Group
Revenues	4
Cost of sales	(2)

Gross profit	2
Selling expenses	(182)
General and administrative expenses	(153)

Operating loss	(333)
Other income	—
Profit on disposal of subsidiaries	4,560

Profit from operations before income tax expenses	4,227
Income tax expenses	—

Profit from operations	4,227

Carrying amounts of total assets and liabilities included as part of the disposal group were as follows:
Total assets	1,962
Total liabilities	(6,346)

6 Prepaid expenses and other current assets

Prepaid expenses and other current assets consisted of the following:

	December 31, 2010	December 31, 2011
	Rmb	Rmb
Rental and utility deposits	327	552
Advance to employees	280	366
Prepayment for insurance	197	74
Prepayment for raw materials purchases (Note a)	8,655	922
Prepayment for decoration	10	90
Prepayment for consultancy fee	207	188
Deposits for investments (Note 20)	19,877	—
Others	133	161

	29,686	2,353

Note a: The balance in 2010 included Rmb5,000 deposit paid to Goldpoly (Quanzhou) Science & Technology Industry Company Limited (“Goldpoly”), an ex-shareholder of Linsun Group, which is also a shareholder of CTDC as of December 31, 2011, for purchases of raw materials from Goldpoly from October 2010 to December 2011. Such deposit was offset against the costs of raw materials purchased from Goldpoly during 2011.

7 Prepayment for business acquisition

On April 28, 2010, the Group entered into a Cooperation Framework Agreement with Xintang Media Technology (Beijing) Limited (“ Xintang”), its shareholders and associated companies, pursuant to which the Group intended to acquire equity interests in Xintang indirectly at the following consideration of (i) US$5 million in cash as advance payment; (ii) shares of the common stock of the Company at a price US$3.01 per share (the “Consideration Shares”); and (iii) warrants to purchase the common stock of the Company at an exercise price US$3.50 per share (the “Consideration Warrants”). Xintang is a Chinese company and conducts advertising and media business in China.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands, except share data or unless otherwise stated)

7 Prepayment for business acquisition (continued)

As at December 31, 2010, the Group had paid Rmb10.3 million to Xintang and its shareholders (the “Xintang Prepayment”). The completion of this acquisition was contingent upon the satisfaction of a number of conditions, including a fair value assessment to be performed on the equity interest in Xintang by an international independent appraiser, completion of restructuring of the target companies involved in the transaction, execution of advertising and media business cooperation arrangements between Xintang and the Xinhua News Agency in China (an official media body of the Chinese government), and approval of the transaction obtained from the shareholders of the Company in a general meeting. Since certain of the aforesaid conditions precedent had not been satisfied, the parties decided not to proceed with the transaction and to terminate the cooperation framework agreement. The Company is currently in the process of negotiating with Xintang on the details regarding the termination as well as recovery of the Xintang Deposit. Given the fact that Xintang is a project company incorporated with minimal initial assets and operations, and the Company could not assess the financial strengths of the shareholders of Xintang, as a result, the directors of the Company considered that the timing of recovery and magnitude of amounts to be recovered of the Xintang Prepayment could not be reasonably assured. Accordingly, the directors of the Company made a full provision for impairment against the carrying amount of the Xintang Prepayment in 2010 and the provision was retained as at December 31, 2011.

8 Prepayment for land use right

The land use right was acquired through the acquisition of the equity interest of Faster Group in 2007. The value of the land use right was determined based on the fair value of the lease as of the completion date of the acquisition of Faster Group. The Group is currently in process of obtaining the official land use right certificate from the relevant PRC authorities.

9 Property, plant and equipment, net

	December 31, 2010	December 31, 2011
	Rmb	Rmb
Buildings	24,196	24,196
Plant and machinery	8,727	8,739
Computer equipment	640	678
Furniture, fixtures and office equipment	3,601	3,694
Motor vehicles	862	860

Total	38,026	38,167
Less: accumulated depreciation	(7,277)	(10,517)

Add: construction in progress	679	332

	31,428	27,982

Depreciation for the years ended December 31, 2009, 2010 and 2011 amounted to Rmb2,425, Rmb2,043 and Rmb3,240 respectively.

Impairment of property, plant and equipment of Rmb6,463, Rmb591 and Rmb347 was recognized for the years ended December 31, 2009, 2010 and 2011, respectively. For 2009 and 2010, it was primarily related to the abandonment of the operations of an asset group relating to an SnO2 production line operated by China Merchants Zhangzhou Development Zone Trenda Solar Ltd., a subsidiary of the Group in the PRC. For 2011, it was related to impairment of construction in progress because the management didn’t want to continue this construction in progress forward.

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

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands, except share data or unless otherwise stated)

10 Goodwill and Other Intangible Assets (continued)

(a)    Goodwill

Goodwill represents the excess of the purchase price over the estimated fair value of the net tangible and identifiable intangible assets acquired and is not deductible for tax purpose. Goodwill primarily represents the expected synergies from combining the operations of the Group and Linsun Group and any other intangible benefits that would accrue to the Group that do not qualify for separate recognition. The Company did not recognize any goodwill impairment for the three years ended December 31, 2011. The Company’s goodwill is all allocated to the Solar Energy Operations’ reportable operating segment (Note 24).

For the qualitative analysis performed for Linsun Group, the Company took into consideration all the events and circumstances listed in ASC350, Intangibles—Goodwill and Other, in additional to other specific factors. Based on the assessment results, the Company determined that it was necessary to perform quantitative goodwill impairment test for Linsun Group. The Company estimated the fair value by weighting the results from the income approach. This valuation approach considered a number of factors, which include, but are not limited to, expected future cash flows, growth rates, discount rates, and comparable multiples from publicly traded companies in the industry and require the Company to make certain assumptions and estimates regarding industry economic factors and future profitability of the Company’s business.

After completing its annual impairment review for Linsun Group on an annual basis as of December 31, 2010 and 2011, the Company concluded that goodwill had not been impaired as at the end of these two years.

(b)    Intangible assets

The acquired intangible assets are amortized ratably over their respective useful lives of five years from the acquisition date. The following table summarizes the components of gross and net intangible asset balances as of December 31, 2011 and 2010:

	Year ended December 31, 2010			Year ended December 31, 2011
	Gross Carrying Amount Rmb	Accumulated Amortization Rmb	Net Carrying Amount Rmb	Gross Carrying Amount Rmb	Accumulated Amortization Rmb	Net Carrying Amount Rmb
Supplier contract	7,152	(119)	7,033	7,152	(1,550)	5,602
Customer relationship	6,030	(101)	5,929	6,030	(1,306)	4,724

	13,182	(220)	12,962	13,182	(2,856)	10,326

Amortization expense related to acquired intangible assets was Rmb2,636 and Rmb220 in 2011 and 2010 respectively.

Expected annual amortization expense related to acquire intangible assets as of December 31, 2011, is as follows:

Years	Rmb
2012	2,636
2013	2,636
2014	2,636
2015	2,418

10,326

11 Short term loan, other liabilities and accrued expenses

(a)	Short term loan

On November 30, 2010, LSRHK, the wholly owned subsidiary of the Company, entered a loan agreement with an individual ex-shareholder of Linsun Group , who was also a shareholder of CTDC, with a principal amount of Rmb6,041. The loan was interest free and it matured on or before the forty-fifth day following the drawdown date. The loan had been fully repaid by the Company in January 2011 upon maturity.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATIONS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands, except share data or unless otherwise stated)

11 Short term loan, other liabilities and accrued expenses (continued)

(b)    Other liabilities and accrued expenses

	December 31, 2010	December 31, 2011
	Rmb	Rmb
Deposits received (Note a)	2,550	21,046
Accrued salaries and staff benefits	894	2,377
Accrued liability for purchase of property, plant and equipment	313	275
Interest payable	1,833	1,752
Accrued freight charge	3,012	—
Advance due to an ex-shareholder of Linsun Group	2,000	2,000
Others	554	1,202

	11,156	28,652

Note a: In 2011, Trendar Solar, the group’s wholly owned subsidiary, entered into a 10.8MW Rooftop Project contract with Goldpoly. As specified in the contract, Trendar Solar is responsible for engineering design, construction, installation, procurement, operations and maintenance of the project. As of December 31, 2011, Goldpoly had paid a deposit of Rmb16,345 for the project. Due to the fact that the solar chip modules had not yet been installed as of that date, the amount was deferred and will be transferred to revenues upon completion of each significant phases of the project.

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

The following represents the Company’s assets and liabilities measured at fair value on a recurring basis as of December 31, 2010 and 2011 and the respective basis of measurement:

Investment in Equity Securities (classified as Trading and AFS securities)

	Fair Value Measurement at December 31, 2010
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total at December 31, 2010
	Rmb	Rmb	Rmb	Rmb
Trading securities	20,429	—	—	20,429
Available-for-sale securities	14,120	—	—	14,120

Total	34,549	—		34,549

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands, except share data or unless otherwise stated)

12 Fair value measurements (continued)

	Fair Value Measurement at December 31, 2011
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total at December 31 2011
	Rmb	Rmb	Rmb	Rmb
Trading securities	5,635	—	—	5,635
Available-for-sale securities	11,162	—	—	11,162

Total	16,797	—	—	16,797

The Company held investments in marketable securities listed on the Stock Exchange of Hong Kong, whose fair values were derived from quoted prices in active markets.

Investment in convertible note

On May 27, 2010, a wholly-owned subsidiary of the Company subscribed and acquired a three-year zero coupon convertible bond (the “Bond”) at a principal amount of HK$16,390 from China Ruifeng Galaxy Renewable Energy Holdings Limited, which is a renewable energy company listed on the Hong Kong Stock Exchange who engages in manufacturing, processing and sales of wind power equipment; constructing power grid and transformer projects in China, supplying components manufacturing clean energy and energy-saving equipment. The Bond was recorded as an investment in convertible note under ASC 825 and the changes in fair value from inception up to August 4, 2010 amounting to RMB1,917 was recorded in the consolidated statements of operations for the year ended December 31, 2010. On August 4, 2010, the Bond was converted into 11,000,000 ordinary shares of the issuer. After the conversion, it was reclassified as trading securities under ASC 320.

The following represents the reconciliation of the beginning and ending balance of investment in convertible note measured at fair value on a recurring basis using significant unobservable inputs (Level 3) in 2010:

Investment in Bond	2010
Rmb
Beginning balance at January 1, 2010	—
Investments made	14,280
Total gains (realized/unrealized) included in earnings	1,917
Conversion	(16,197)

Ending balance at December 31, 2010	—

Liabilities relating to warrants and option rights

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2010
	Rmb	Rmb	Rmb	Rmb
Warrant A (Notes 17)	—	—	2,448	2,448

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2011
	Rmb	Rmb	Rmb	Rmb
Warrant A (Notes 17)	—	—	84	84

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands, except share data or unless otherwise stated)

12 Fair value measurements (continued)

The fair value of those warrants and option rights was derived based on the Binomial Model and Monte Carlo simulation. The assumptions include selecting several comparables from the market devoted to solar energy as reference to determine the volatility rate of the Company. Stock price, volatility, expected term, risk-free rate, dividend yield and fundamental changes event probabilities are the significant inputs into these valuation models.

The keys assumptions have been used were as follows:

	2010	2011
Risk-free rate(1)	0.901%	0.24%
Volatility rate(2)	76.54%	82.17%
Dividend yield(3)	—	—

1.	The risk-free interest rate represents the yields to maturity of U.S. Government Strips with respective terms to maturity as at the valuation date.
2.	Expected volatility is estimated based on the historical volatility of the Company’s stock price and/or the comparable public-traded companies.
3.	The Company has no plan to pay dividends on its common stock.

The following represents the reconciliation of the beginning and ending balance of liabilities relating to warrants and option rights measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the years ended December 31, 2010 and 2011:

Warrants and option rights
	2010	2011
	Rmb	Rmb
Beginning balance at January 1	3,003	2,448
Total gains (realized/unrealized) included in earnings:	(555)	(2,364)

Ending balance at December 31	2,448	84

As discussed in Notes 2(z) and 21, the Company issued a convertible note to a subscriber and recorded the embedded conversion option as a derivative. The fair value of the derivative was derived based on the Binomial Model. The assumptions include selecting several comparables from the market devoted to solar energy as reference to determine the volatility rate of the Company. Stock price, volatility, expected term and risk-free rate are the significant inputs into these valuation models.

The following represents the reconciliation of the beginning and ending balances of liabilities relating to derivative measured at fair value on a recurring basis using significant unobservable inputs (Level 3) in 2009:

Derivative embedded in convertible note
2009
Rmb
Beginning balance at January 1	—
Issuances	29,960
Total losses (realized) included in earnings	5,040
Settlement	(35,000)

Ending balance at December 31	—

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands, except share data or unless otherwise stated)

13 Stock-based compensation

(a)	Stock Option

On October 10, 1996, the Company’s shareholders approved a stock option plan to grant options for a maximum of 200,000 shares (the “1996 Plan”). The 1996 Plan provides for a grant of options to employees, officers, directors and consultants of the Group. The 1996 Plan is administered by the board of directors (the “Board”) or a committee appointed by the Board, which determines the terms of an option’s grant, including the exercise price, the number of shares underlying the option and the option’s exercisability. The exercise price of all options granted under the 1996 Plan must be at least equal to the fair market value of such shares on the date of grant. The maximum term of options granted under the 1996 Plan is ten years. The related options were granted in 2005.

On September 5, 2000, the Company’s shareholders approved a stock option plan to grant options for a maximum of 400,000 shares (the “2000 Plan”). The 2000 Plan provides for a grant of options to employees, officers, directors and consultants of the Group. The 2000 Plan is administered by the Board or a committee appointed by the Board, which determines the terms of an option’s grant, including the exercise price, the number of shares subject to the option and the option’s exercisability. The exercise price of all options granted under the 2000 Plan must be at least equal to the fair market value of such shares on the date of grant. The maximum term of options granted under 2000 Plan is ten years. The related options were granted in 2005.

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

On December 22, 2006, the Company’s shareholders approved a stock option plan to grant options for a maximum of 1,000,000 shares (the “2006 Plan”). The 2006 Plan provides for a grant of options to employees, officers, directors and consultants of the Group. The 2006 Plan is administered by the Compensation Committee, which determines the terms of an option’s grant, include in the exercise price, the number of shares subject to the option and the option’s exercisability. The exercise price of all options granted under the 2006 Plan must be at least equal to the fair market value of such shares on the date of grant. The maximum term of options granted under the 2006 Plan is five years.

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

The Company grants stock options to its employees and certain non-employees under the Company’s various stock option plans.

A summary of the stock option activity for both employees and non-employees is as follows:

	Year Ended December 31,
	2009		2010		2011
	Number of options	Weighted average exercise price (US$ per option)	Number of options	Weighted average exercise price (US$ per option)	Number of options	Weighted average exercise price (US$ per option)
Outstanding at beginning of year	4,353,334	2.43	5,414,470	1.82	6,221,135	2.38
Granted	1,366,000	2.14	1,235,000	2.50	—	—
Exercised	(136,864)	2.75	(59,999)	1.90	(73,333)	1.93
Forfeited	(168,000)	1.92	(368,336)	2.25	(473,337)	2.50

Outstanding at end of year	5,414,470	1.82	6,221,135	2.38	5,674,465	2.37

The weighted-average grant-date fair values of options granted during 2009 and 2010 were US$1.50 and US$1.29 per option respectively.

The following table summarizes information with respect to stock options outstanding and exercisable at December 31, 2009:

	Options outstanding			Options exercisable
Date of grant	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price (US$ per share)	Number exercisable	Weighted average exercise price (US$ per share)
February 8, 2005	50,000	5.11 years	1.15	50,000	1.15
September 20, 2005	255,000	5.72 years	1.85	255,000	1.85
September 18, 2006	725,000	6.28 years	3.18	725,000	3.18
May 23, 2007	578,334	2.39 years	3.13	578,334	3.13
August 3, 2007	80,000	2.59 years	3.53	80,000	3.53
August 20, 2007	56,000	2.64 years	3.74	56,000	3.74
July 28, 2008	130,000	3.57 years	4.08	43,331	4.08
November 10, 2008	824,136	3.86 years	2.04	244,127	2.04
December 30, 2008	1,410,000	4.00 years	1.79	469,990	1.79
July 7, 2009	30,000	4.52 years	2.35	—	—
October 1, 2009	1,276,000	4.75 years	2.12	53,000	2.12

	5,414,470			2,554,782

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands, except share data or unless otherwise stated)

13 Stock-based compensation (continued)

(a)	Stock Option (continued)

The following table summarizes information with respect to stock options outstanding and exercisable at December 31, 2010:

	Options outstanding			Options exercisable
Date of grant	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price (US$ per share)	Number exercisable	Weighted average exercise price (US$ per share)
February 8, 2005	50,000	4.10 years	1.15	50,000	1.15
September 20, 2005	255,000	4.72 years	1.85	255,000	1.85
September 18, 2006	725,000	5.71 years	3.18	725,000	3.18
May 23, 2007	535,000	1.39 years	3.13	535,000	3.13
August 3, 2007	80,000	1.59 years	3.53	80,000	3.53
August 20, 2007	31,000	1.63 years	3.74	31,000	3.74
July 28, 2008	130,000	2.57 years	4.08	86,665	4.08
November 10, 2008	724,135	2.86 years	2.04	477,462	2.04
December 30, 2008	1,280,000	3.00 years	1.79	866,657	1.79
July 7, 2009	30,000	3.52 years	2.35	10,000	2.35
October 1, 2009	1,146,000	4.41 years	2.12	430,661	2.12
December 15, 2010	1,235,000	4.96 years	2.50	—	—

	6,221,135			3,547,445

The following table summarizes information with respect to stock options outstanding and exercisable at December 31, 2011:

	Options outstanding			Options exercisable
Date of grant	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price (US$ per share)	Number exercisable	Weighted average exercise price (US$ per share)
February 8, 2005	50,000	3.10 years	1.15	50,000	1.15
September 20, 2005	245,000	3.72 years	1.85	245,000	1.85
September 18, 2006	715,000	4.71 years	3.18	715,000	3.18
May 23, 2007	525,000	0.39 years	3.13	525,000	3.13
August 3, 2007	80,000	0.59 years	3.53	80,000	3.53
August 20, 2007	1,000	0.63 years	3.74	1,000	3.74
July 28, 2008	130,000	1.57 years	4.08	130,000	4.08
November 10, 2008	690,802	1.86 years	2.04	690,802	2.04
December 30, 2008	1,220,000	2.00 years	1.79	1,220,000	1.79
July 7, 2009	30,000	2.52 years	2.35	20,000	2.35
October 1, 2009	1,072,664	3.52 years	2.12	835,995	2.12
December 15, 2010	914,999	3.96 years	2.50	338,321	2.50

	5,674,465			4,851,118

The aggregate intrinsic value for the stock options outstanding and stock options exercisable was nil as of December, 31, 2011.

As of December 31, 2011, the total compensation cost relating to non-vested awards not yet recognized and the weighted-average period over which it is expected to be recognized is Rmb6,094 and 1.59 years, respectively.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands, except share data or unless otherwise stated)

13 Stock-based compensation (continued)

(a)	Stock Option (continued)

During the years ended December 31, 2009, 2010 and 2011, there were no modifications made to the original grants of the options.

The options granted on February 8, 2005 were made pursuant to the 1996 Plan and were immediately exercisable. The options granted on September 20, 2005 included 60,000 options under the 1996 Plan and 370,000 options under the 2000 Plan, all of which were immediately exercisable. The options granted on September 18, 2006 included 30,000 options pursuant to the 2000 Plan and 1,000,000 options under the 2005 Plan, all were immediately exercisable. The 1,000,000 options granted on May 23, 2007, August 3, 2007 and August 20, 2007, respectively, were made pursuant to the 2006 Plan, and all these options had been fully vested as at December 2009.

The 130,000 and 870,000 options granted on July 28, 2008 and November 10, 2008, respectively, were made pursuant to the 2007 Plan, and all the options had been fully vested. The 1,410,000 options granted on December 30, 2008 were made pursuant to the 2008 Plan and all these options had been fully vested as at December 2011.

The Company granted two groups of options to employees and during the year ended December 31, 2008 under the 2007 Plan pursuant to resolutions passed by the Board on July 28, 2008 and November 10, 2008. 870,000 options were granted to certain directors and employees of the Group.

The Company granted a group of options to employees during the year ended December 31, 2008 under the 2008 Plan pursuant to resolutions passed by the Board on December 30, 2008. 1,170,000 options were granted to certain directors and employees of the Group.

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

The Company recorded compensation expenses of Rmb7,804, Rmb7,507 and Rmb8,530 for the years ended December 31, 2009, 2010 and 2011, respectively, recognized over the period during which employees are required to provide service, known as the requisite service period (usually the vesting period), in exchange for the award. Cost of employee services received in exchange for an award of equity instruments were measured based on the grant-date fair value of the award, estimated using the Binomial Model.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands, except share data or unless otherwise stated)

13 Stock-based compensation (continued)

Stock-based compensation to non-employees

The Company granted 140,000 options, 80,000 options and 30,000 options under the 2006 Plan to certain consultants on May 23, 2007, August 3, 2007 and August 20, 2007, respectively, for their advisory services provided to the Group. Pursuant to the option agreement of the 2006 Plan, the vesting schedule is as follows: i) the first 1/3 of options vest on the 1st anniversary of the grant date, and ii) the remaining 2/3 vest on the 2nd anniversary of the grant date, with the condition of continuous service rendered to the Group from the grant date through the applicable vesting dates. There were 130,000 options under the 2006 Plan which were exercisable as of December 31, 2011.

The Company granted 130,000 options under the 2007 Plan to certain consultants on July 28, 2008, Pursuant to the option agreement of the 2007 Plan, the vesting schedule is as follows: i) the first 1/3 of options granted vest on the 1st anniversary of the grant date, ii) the second 1/3 of options granted vest on the 2nd anniversary of the grant date, and iii) the remaining 1/3 of options granted vest on the 3rd anniversary of the grant date, with the condition of continuous service rendered to the Group from the grant date through the applicable vesting dates. All 130,000 options granted under the 2007 Plan which were exercisable as of December 31, 2011.

The Company granted 240,000 options under the 2008 Plan to certain consultants on December 30, 2008 for their advisory services provided to the Group. Pursuant to the option agreement of the 2008 Plan, the vesting schedule is as follows: i) the first 1/3 of options granted vest on the first 1st anniversary of the grant date, ii) the second 1/3 of options granted vest on the second 2nd anniversary of the grant date, iii) the remaining 1/3 of options granted vest on the third 3rd anniversary of the grant date in the continuous service with the Group from the grant date through the applicable vesting dates. All 240,000 options granted under the 2008 Plan were exercisable as of December 31, 2011.

The Company granted 30,000 options under the 2008 Plan to certain consultants on July 7, 2009 for their advisory services provided to the Group. Pursuant to the option agreement of the 2008 Plan, the vesting schedule is as follows: i) the first 1/3 of options granted will vest on the first 1st anniversary of the grant date, ii) the second 1/3 of options granted will vest on the second 2nd anniversary of the grant date, iii) the remaining 1/3 of options granted will vest on the third 3rd anniversary of the grant date with the condition of continuous service rendered to the Group from the grant date through the applicable vesting dates. There were 20,000 options under the 2008 Plan which were exercisable as of December 31, 2011.

The Company granted 120,000 options under the 2010 Plan to certain consultants on December 15, 2010 for their advisory services provided to the Group. Pursuant to the 2010 Plan, the vesting schedule is as follows: i) the first 1/3 of options granted will vest on the first 1st anniversary of the grant date, ii) the second 1/3 of options granted will vest on the second 2nd anniversary of the grant date, iii) the remaining 1/3 of options granted will vest on the third 3rd anniversary of the grant date with the condition of continuous service to be rendered to the Group from the grant date through the applicable vesting dates. There were 26,666 options under the 2010 Plan which were exercisable as of December 31, 2011.

The Company recorded compensation expenses of Rmb902, Rmb508 and income of Rmb1,360 for the years ended December 31, 2009, 2010 and 2011, respectively, recognized over the period during which a consultant is required to provide service, known as the requisite service period (usually the vesting period), in exchange for the award. Cost of services received in exchange for an award of equity instruments were measured based on the grant-date fair value of the award, estimated using the Binomial Model.

The following assumptions have been used in the Binominal option pricing model adopted by the directors of the Company in assessing the respective fair values of options granted to directors, employees and non-employees for the years ended December 31, 2009, 2010 and 2011. The assumptions include selecting several comparables from the market devoted to solar energy as references in order to determine the volatility rate of the Company.

	2009
	Granted on
	July 07 ,2009	Oct 01 ,2009
Average risk-free rate of return(1)	2.79%	2.28%
Volatility rate(2)	79.65%	79.68%
Dividend yield(3)	—	—

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands, except share data or unless otherwise stated)

13 Stock-based compensation (continued)

2010
Granted on
December15, 2010
Average risk-free rate of return(1)	2.20%
Volatility rate(2)	76.79%
Dividend yield(3)	—

1.	The risk-free interest rate is based on the U.S. Treasury yield for a term consistent with the expected life of the awards in effect at the time of grant.
2.	Expected volatility is estimated based on the historical volatility of the Company’s stock price and/or the comparable public-traded companies.
3.	The Company has no plan to pay dividends on its common stock.

(b)	Stock Purchase Warrants

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

On August 31, 2007, the Company issued a warrant to purchase 200,000 shares of common stock to a consultant for its advisory services provided to the Group, at an exercise price US$5.00 per share. The warrant was fully vested upon issuance with an expiry date of August 30, 2008. On August 29, 2008, the Company amended to this warrant agreement, pursuant to which the expiration date of the warrant was extended from August 30, 2008 to September 1, 2010. The initial compensation cost recognized in the 2007 consolidated statements of operations was Rmb1,561, and the total incremental compensation cost resulting from the modification was Rmb2,364 and was fully recognized in the consolidated statement of operations in 2008. This warrant was not exercised and expired on August 30, 2010.

On January 12, 2010, the Company issued a warrant to purchase 200,000 shares of common stock to a consultant for its advisory services provided to the Group at an exercise price US$6.00 per share. The warrant was fully vested and immediately exercisable upon issuance with an expiry date of January 11, 2015. The related expenses recognized in the 2010 consolidated statements of operations were Rmb946. This warrant had not been exercised as at December 31, 2010 and 2011

On April 14, 2010, the Company issued a warrant to purchase 300,000 shares of common stock to a consultant for its advisory services provided to the Group at an exercise price US$3.50 per share. The warrant was fully vested and immediately exercisable upon issuance with an expiry date of April 13, 2012. The related compensation expenses recognized in the 2010 consolidated statements of operations were Rmb1,544. This warrant had not been exercised as at December 31, 2010 and 2011

The fair values of above-mentioned warrants were determined on the dates of issue using the Binomial Model using the following assumptions:

	2010	2010
	January 12, 2010	April 14, 2010
Average risk-free rate of return(1)	2.512%	0.992%
Volatility rate(2)	78.50%	83.06%
Dividend yield(3)	—	—

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands, except share data or unless otherwise stated)

13 Stock-based compensation (continued)

On July 4, 2011, the Company issued a warrant to purchase 400,000 shares of common stock to a consultant for its advisory services provided to the Group at an exercise price US$3.50 per share. The warrant was fully vested and immediately exercisable upon issuance with an expiry date of July 4, 2013. The related compensation expenses recognized in the 2011 consolidated statements of operations were Rmb801. This warrant had not been exercised as at December 31, 2011.

On July 4, 2011, the Company issued a warrant to purchase 600,000 shares of common stock to a consultant for its advisory services provided to the Group at an exercise price US$3.01 per share. The warrant was fully vested and immediately exercisable upon issuance with an expiry date of July 4, 2013. The related compensation expenses recognized in the 2011 consolidated statements of operations were Rmb1,455. This warrant had not been exercised as at December 31, 2011.

The fair values of above-mentioned warrants were determined on the dates of issue using the Binomial Model using the following assumptions:

January 12, 2
2011
July 4, 2011
Average risk-free rate of return(1)	0.51%
Volatility rate(2)	65.99%
Dividend yield(3)	—

1.	The risk-free interest rate is based on the U.S. Treasury yield for a term consistent with the expected life of the awards in effect at the time of grant.
2.	Expected volatility is estimated based on the historical volatility of the Company’s stock price and/or the comparable public-traded companies.
3.	The Company has no plan to pay dividends on its common stock.

14 Net loss earnings per share

Net loss earnings per share is calculated based on the weighted average number of shares of common stock issued and, as appropriate, diluted shares of common stock equivalents outstanding during each of the relevant years and the related loss amounts. The number of incremental shares from assumed exercise of stock options, stock purchase warrants, warrants, and option rights have been determined using the treasury stock method. Under the treasury stock method, the proceeds from the assumed conversion of options and warrants are used to repurchase common stock using the average fair value of the common stock during those relevant years.

A convertible note was issued on May 12, 2009 (Note 21), and the holder exercised the option to convert the entire principal amount of US$10,000 into 3,322,260 shares of the Company’s common stock in November 2009, all of which have been taken into account in the computation of the (loss) earnings per share.

Basic and diluted net loss earnings per share have been calculated in accordance with ASC 260 (formerly referred to SFAS No. 128 “Earnings per Share”), for the years ended December 31, 2009, 2010 and 2011 as follows:

	Year ended December 31,
	2009	2010	2011
	Rmb	Rmb	Rmb
	(Amounts expressed in thousands, except per share data)
Net loss for the year attributable to the shareholders of the Company	(38,469)	(35,121)	(64,630)

Net loss from continuing operations attributable to holders of Common Stock, basic and diluted	(42,696)	(35,121)	(64,630)

Net income from discontinued operations attributable to holders of Common Stock, basic and diluted	4,227	—	—

Weighted-average shares used in computing basic and diluted net loss per share	15,927	20,746	22,494

Net loss per share (in Rmb)—Basic and diluted	(2.42)	(1.69)	(2.87)

Net loss per share from continuing operations (in Rmb)—Basic and diluted	(2.68)	(1.69)	(2.87)

Net earnings per share from discontinued operations (in Rmb)—Basic and diluted	0.26	N/A	N/A

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands, except share data or unless otherwise stated)

14 Net loss earnings per share (continued)

For the three years ended December 31, 2009, 2010 and 2011, the number of shares used in the calculation of diluted net loss income per share is equal to the number of shares used to calculate basic loss earnings per share as the incremental effect of share options, stock purchase warrants, warrants, options and convertible note would be antidilutive. The weighted average number ordinary share equivalent of stock options, stock purchase warrants, convertible note, warrants and option rights which have not been included in the calculation of diluted net loss for continuing and discontinued operation per share for the years ended December 31, 2009, 2010 and 2011 were approximately 7,549,000, 5,784,000 and 7,008,000 respectively.

15 Related party transactions

The transactions with related parties were as follows:

	Year ended December 31,
	2009	2010	2011
	Rmb	Rmb	Rmb
Transactions with related parties

Loan from Chief Executive Officer, Alan Li (Note a)	792	—	—
Repayment of overdraft of a security account CMNE (Note b)	440	—	—
Issuance of an convertible note in principal amount of US$10,000 by CGHL to CMTF (Note c)	68,672	—	—
Deposit payment to CMNE for acquisition of a-Si thin film solar panel production line (Note d)	6,867	—	—
Repayment of a deposit from CMNE for acquisition of the production line (Note d)	—	6,626	—
Advance from ex-shareholder and officer of Linsun Group, Liao Lin-Hsiang (Note e)	—	8,097	—
Service fee paid and payable pursuant to a service agreement signed with CMNE (Note f)	—	2,548	—
Advance from Best Scene Management Ltd for financing the working capital (Note g)	—	—	4,059

Note

(a)	On February 25, 2009, BHL Solar Technology Company Limited (“BHLHK”), a wholly owned subsidiary of the Company, entered into a loan agreement with Mr. Alan Li, to borrow HK$900 from him for a period of 10 months without interest. Mr. Alan Li is one of the directors of BHLHK and is the Chairman of the Board of Directors, Executive Director and Chief Executive Officer of the Company. The loan was for working capital financing purposes and the amount was fully repaid in May 2009.
(b)	The amount represents repayment of overdraft of a securities account on behalf of BHLHK by CMNE on February 5, 2009.
(c)	In April 2009, the Company and two of the Company’s subsidiaries, China Green Industry Group Ltd. and China Green Holdings Ltd. (“CGHL”), wholly-owned subsidiaries of the Company, entered into a subscription agreement with CMTF Private Equity One, (“CMTF”). , a shareholder of the Company which is also a subsidiary of CMG. Pursuant to the subscription agreement, CGHL issued to CMTF a convertible note at a principal amount of US$10,000 with a three-year maturity period and at an interest rate equal to the Hong Kong Prime Rate. In November 2009, CMTF exchanged the convertible note for 3,322,260 common stock of the Company.
(d)	On December 15, 2009, the Company entered into an agency contract regarding a proposed purchase of an a-Si thin film solar panel production line with CMNE (the “Agency Contract”). The Company paid US$1,000 to CMNE for financing the payment of a deposit for the purchases in 2009. On June 22, 2010, the Company decided not to undertake the purchase and terminated the Agency Contract with CMNE. The deposit was refunded in full to the Company before end of 2010.
(e)	On 23 November 2010, the Group acquired 100% shareholding of Linsun Group (Notes 1and3). Prior to the acquisition, Liao Lin-Hsiang held 66.67% interests in LSRHK. Liao Lin-Hsiang had advanced Rmb8.10 million to LSPPRC before the acquisition for working capital financing purposes. Liao Lin-Hsiang is the Chief Operating Officer of the Company. Rmb7.80 million had been repaid by the Group as at December 31, 2010 and the remaining balance of Rmb259 was retained as due to Liao Lin-Hsiang of the Group as at December 31, 2011.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands, except share data or unless otherwise stated)

15 Related party transactions (continued)

(f)	In view of CMNE’s experience in sourcing and executing acquisition deals in China, the Group made a temporary advance of HK$6,000 to CMNE in order to facilitate it to make acquisitions of technology related businesses in China. The advance is interest free and repayable on demand. In 2010, CMNE assisted the Company to successfully acquire Linsun Group. In May 2011, the Company entered into an agreement with CMNE to pay a service fee amounting HK$3,000 (equivalent to approximately Rmb2,548) to CMNE for that transaction. Such services fee was deducted from the temporary advance previously made to CMNE, as mutually agreed between the parties.
(g)	The amount represents two loans. On June 1, 2011, Southwick International Ltd, a wholly owned subsidiary of the Company, entered into a loan agreement with Best Scene Management Ltd, to borrow HK$2,000 for a period of 6 months without interest. On November 30, 2011, the loan was extended for further 6 months without interest. The loan was for working capital financing purpose. On November 2, 2011, LSRHK entered into a loan agreement with Best Scene Management Ltd, to borrow HK$3,000 for a period of 12 months without interest. The loan was for working capital financing purpose and HK$500 was repaid on December 1, 2011.

Except for Note a, all the balances with related parties were unsecured and interest-free, and have no fixed terms of repayment.

As of December 31, 2010 and 2011, the balances with related parties were as follows:

	December 31,
	2010	2011
	Rmb	Rmb
Balances with related parties:
Due from related parties
Funds held by CMNE for acquisition of technology and business in China (Notes f)	2,455	2,346

	2,455	2,346

Due to related parties:
Due to CMNE (Note h)	853	845
Due to Best Scene Management Ltd (Note g)	—	3,653
Due to CMZDZ (Note i)	8,085	8,085
Due to Liao Lin-Hsiang (Note e)	300	259

	9,238	12,842

(h)	The amount represents administrative expenses paid on behalf of Faster Assets and Shenzhen Helios Energy by CMNE in China.
(i)	Prior to the acquisition of Faster Group in 2007, Faster Group had no business activities and its major asset was a right to purchase a real estate located at the Tangyang Industrial Zone of the China Merchants Zhangzhou Development Zone from China Merchants Zhangzhou Development Zone Ltd. (“CMZDZ”), for a consideration of Rmb13,085. China Merchant Group (“CMG”) is the ultimate holding company of CMNE, and CMZDZ is a subsidiary of CMG. Out of the total payment to be made, Rmb5,783 was to be was borne by the Faster Group and Rmb7,302 was to be settled by CMNE on behalf of Faster Group. In 2008, the Group received Rmb7,302 from CMNE but it only paid Rmb5,000 to CMZDZ for the purchase of the property. The remaining balance due to CMZDZ was Rmb8,085 as of December 31, 2010 and 2011.

16 Retirement benefits

As stipulated by the relevant regulations in the PRC, the PRC subsidiaries of the Group are required to make contributions to a central retirement fund organized by the PRC government at a rate of 20% of the base salaries of their employees. Employees of the Group in Hong Kong have joined the Mandatory Provident Fund (“MPF”) Scheme which is also a defined contribution plan operated by the Hong Kong government. The monthly contribution to the MPF Scheme is calculated based on the rules set out in the MPF Ordinance in Hong Kong, which is 5% of the relevant income of the employee with a specific ceiling. Contributions made in connection with the mandatory fund and retirement fund, which had been expensed as incurred, were Rmb212, Rmb285 and Rmb784 for the years 2009, 2010 and 2011, respectively. The PRC and HK subsidiaries have no further obligation for the payment of additional pension benefits beyond the annual contributions as described above.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands, except share data or unless otherwise stated)

17 Common stock

136,864 and 59,999 and 73,333 shares of common stock were issued upon exercise of stock options during the years ended December 31, 2009, 2010 and 2011.

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

According to ASC 815 (formerly contained in FAS133, EITF0019, EITF07-05), the Company determined that Warrant B was a liability instrument and further recorded its fair value at issuance equal to US$154 (Rmb1,053) as warrant liability in the consolidated balance sheet. Warrant B was further re-measured at December 31, 2008 with the change in fair value of US$185 (Rmb1,236) recorded in the consolidated statements of operations during the year ended December 31, 2008. The remaining proceeds of the private placement were then recorded in the consolidated balance sheet between common stock and additional paid in capital based on the relative fair value of the common stock and the other related financial instruments associated with the issuance.

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

The liabilities relating to Warrant A was Rmb2,448 and Rmb84 as of December 31, 2010 and 2011 respectively.

On May 6, 2010, the Company issued 2,000,000 shares of the Company’s Common Stock in another private placement to a third party investor and received the gross proceeds in amount of Rmb39,664, before deducting stock issuance expenses of Rmb1,991.

After the exercise of share options in 2011, the common stock of the company was Rmb1,675 (2010: Rmb1,670).

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

19 Available-for-sale securities

The AFS securities as of December 31, 2010 and 2011 were marketable equity securities traded on the Hong Kong Stock Exchange.

The following is a summary of the available-for-sale securities:

	December 31,
	2010	2011
	Rmb	Rmb
Cost of available-for-sale securities	18,139	30,908
Impairment	(3,549)	(15,411)
Unrecognized gain (loss)	(470)	(4,335)

Fair value of available-for-sale securities	14,120	11,162

The Company had recognized “other than temporary” impairment in respect of one of its AFS securities (shares of China Technology Solar Power Holdings Limited, which the Company acquired for investment, and also obtained in lieu of cash settlement of an investment deposit, as described in Note 20 below) as of December 31, 2011 since the related securities had suffered substantial decline in value for more than 12 months since the initial purchase/acquisition dates, and there had been currently no indicators for recovery of the loss in near future. Total impairment loss recognized in 2011 was Rmb 12,859,

As of April 24, 2012, there had been a continual decline in value of the AFS securities and further impairment of Rmb 3,629 would be reflected in the 2012 financial statements of the Group.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATIONS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands, except share data or unless otherwise stated)

20 Deposit for investment

On October 27, 2009, the Company entered into a Stock Purchase Agreement with China Technology Solar Power Holdings Limited (“CTSPHL”), and its direct and indirect shareholders to acquire a 51% equity interest in CTSPHL in consideration of (i) a cash advance amounting to US$3,000 (the “Advance”); (ii) a number of shares of the Company’s common stock to be issued at the closing of acquisition; and (iii) a convertible note with a principal amount equal to US$4.18 million to be issued at the second closing date of acquisition.

CTSPHL, through its wholly-owned subsidiary, intends to develop a 100 megawatt grid-connected solar power plant project located in Delingha City of Qaidam Basin in Qinghai Province, Northwestern China. Upon execution of the stock purchase agreement in October 2009, the Company paid the Advance in cash to Good Million Investment Ltd., (“Good Million”), the direct shareholder of CTSPHL, as a prepayment for the transaction, designated to be solely used for developing and constructing the solar power plant.

Due to the fact that the Chinese government had not determined the specific subsidy and incentive arrangements for on-grid solar energy applications in the Qinghai Province, on October 11, 2010, the Company entered into an agreement with CTSPHL to terminate the stock purchase agreement. Pursuant to a provision of the original Stock Purchase Agreement and subsequent amendments, the Advance had to be repaid to the Group. The Group reached agreement with CTSPHL and a new investor of the project, Good Million. Good Million and its shareholders undertake to repay the full amount of the Advance to the Group by two installments in cash, with US$1,000 to be paid before June 7, 2011, and remaining US$2,000 to be paid before August 31, 2011. In addition, Good Million also pledged 40,000,000 ordinary shares of CTSPHL, as collateral to secure the repayment of US$2,000 of the Advance.

During 2011, the Company received the first installment settlement of US$1,000 in cash and 29,433,962 shares of CTSPHL, valued at HK$15,600, as full settlement of the remaining US$2,000. The settlement resulted in no material gain or loss. The investment securities so obtained by the Group had been reported as AFS securities of the Group (Note 19).

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

22 Contingencies and commitments

(a)	Operating lease commitments

As of December 31, 2011, the Group had future aggregate minimum lease payments under non-cancelable operating leases as follows:

As of December 31,	Rmb
2012	2,102
2013	1,766
2014	1,458
2015	530
2016	—

Total	5,856

Rental expenses for the years ended December 31, 2009, 2010 and 2011 amounted to Rmb868, Rmb1,520 and Rmb1,998 respectively.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATIONS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands, except share data or unless otherwise stated)

22 Contingencies and commitments (continued)

(b)	Capital commitments for construction in progress

SnO2 Solar Base Plate Production Lines

On September 7, 2007, China Merchants Zhangzhou Development Zone Trenda Solar Ltd. (“Zhangzhou Trenda”), a wholly-owned subsidiary of the Group, entered into a cooperation contract with an independent vendor (the “Vendor A”), in order to purchase four SnO2 solar base plates production lines at an initial aggregate consideration of US$8,000 (US$2,000 per each line, equivalent to Rmb58,357 in aggregate), which was later reduced to US$4,000, as agreed by the contracted parties.

As a result of quality issues identified in the first production line installed, Zhangzhou Trenda determined not to continue with the remaining contract terms and reserved the right to claim penalties from the Vendor. Up to December 31, 2011, US$1,000 had been paid by the Group but the directors consider that there would be no further obligation nor liabilities arising from this contractual arrangement.

23 Restricted net assets

Under PRC laws and regulations, there are certain restrictions on the Company’s PRC subsidiaries with respect to transferring certain of their net assets to the Company either in the form of dividends, loans, or advances. Amounts restricted include paid up capital and reserves of the Company’s PRC subsidiaries with positive net asset, totaling approximately Rmb38,638 as of December 31, 2011.

24 Segment information

The Group and the Company operated only one segment, the Solar Energy Operations segment for the years ended December 31, 2010 and 2011.

The chief operating decision maker evaluates the segment performance based upon operating income or loss and allocates resources between segments. Such measure is then adjusted to exclude items that are of a non-recurring or unusual nature. Management believes such discussions are the most informative representation of how management evaluates performance.

Below represents summarized financial information for the Solar Energy Operations which represent the Group’s continuing operations for 2009, 2010 and 2011:

	Revenues	Operating loss	Assets	Net identifiable assets/	Depreciation and amortization	Capital expenditures
	Rmb	Rmb	Rmb	Rmb	Rmb	Rmb
2009
Solar Energy Operations	—	(12,329)	32,576	20,633	2,174	1,298
Corporate*	—	(20,002)	86,859	77,068	341	81

Total	—	(32,331)	119,435	97,701	2,515	1,379

2010
Solar Energy Operations	53,700	222	160,244	84,566	2,327	4,675
Corporate*	—	(28,749)	5,611	30,707	26	134

Total	53,700	(28,527)	165,855	115,273	2,353	4,809

2011
Solar Energy Operations	65,049	(19,167)	248,171	47,159	5,829	146
Corporate*	—	(27,100)	21,629	11,661	137	—

Total	65,049	(46,267)	269,800	58,820	5,966	146

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands, except share data or unless otherwise stated)

24 Segment information (continued)

*	The detail of corporate/unallocated items including mainly staff costs, legal and professional fees are as follows:

	2009	2010	2011
	Rmb	Rmb	Rmb
Unallocated general and administrative expenses	(20,002)	(28,749)	(27,100)

Operating loss	(20,002)	(28,749)	(27,100)

Cash and cash equivalents	22,009	2,636	1,492
Other investments	336	—	—
Trading securities	3,825	20,429	5,635
Available-for-sale securities	27,432	14,120	11,162
Due from related parties	12,053	4,285	560
Prepayment for acquisition of property, plant and equipment	—	—	—
Other non-current assets	20,602	200	57
Other assets	603	3,097	936
Due to related parties	(177)	—	—
Deferred tax liabilities	—	(3,241)	(2,582)
Overdraft from security account	—	—	—
Liabilities relating to warrants	(3,003)	(2,449)	(84)
Other liabilities	(6,612)	(8,370)	(5,515)

Net identifiable assets	77,068	30,707	11,661

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

25 Subsequent events

Saved as disclosed in other notes to the consolidated financial statements, the Group had the following significant subsequent events:

Cooperation Framework Agreement

In January 2012, the Company transferred the entire equity interest of Faster Group, a wholly owned subsidiary, internally to Sinofield Group Limited (“Sinofield”, a wholly owned subsidiary of the Group) and further transferred the entire equity interest of Broad Shine, a wholly owned subsidiary, to Trendar Solar. Subsequent to these transfers, in February 2012, Beijing Yin Bao Hong Di Equity Investment Management Centre, a third party, acquired 8.4% equity interests of Trendar Solar in consideration for HKD5.5 million in cash.

In March 2012, Sinofield entered into a subscription agreement (“the Subscription Agreement”) with GCL-Poly Investment Limited (“GCL-Poly Investment”, a third party) and CMNE, shareholder, pursuant to which GCL-Poly Investment agreed to subscribe and purchase 80 newly issued ordinary shares of Sinofield in consideration for HKD48 million in cash and CMNE agreed to subscribe and purchase 220 newly issued ordinary shares of Sinofield in consideration for contributing exclusive rights to develop at least 180MW roof-top solar plants in China. In April 2012, the transactions contemplated under the subscription agreement were consummated and GCL-Poly Investment and CMNE have become a 20% and a 55% shareholder of Sinofield respectively. As a result, the shareholding of the Company in Sinofield will become 25%. The transaction will be closed on 30 April 2012.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands, except share data or unless otherwise stated)

26 Additional information condensed financial statements of the Company

As of December 31, 2011 and 2010, approximately Rmb38,638 and Rmb31,625 of the restricted capital and reserves of the Group were not available for distribution, respectively, and as such, the condensed financial information of China Technology Development Group Corporation (the “Company”) has been presented for the years ended December 31, 2009, 2010 and 2011.

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

As of December 31, 2010 and 2011, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those which have been separately disclosed in the Consolidated Financial Statements, if any.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION

CONDENSED FINANCIAL INFORMATION OF REGISTRANT

STATEMENTS OF OPERATIONS

(Amounts expressed in thousands)

For the years ended December 31, 2009, 2010 and 2011

	2009	2010	2011	2011
	Rmb	Rmb	Rmb	US$ (Note 2 (h))
General and administrative expenses	(16,253)	(22,876)	(13,896)	(2,204)

Operating loss	(16,253)	(22,876)	(13,896)	(2,204)

Other income (expense):
Share of results of subsidiaries	(16,175)	(2,763)	(53,821)	(8,535)
Finance costs	(5,760)	—	—	—
Impairment on prepayment for business acquisition	—	(10,301)	—	—
Change in fair value of derivative embedded in convertible note	3,798	—	—	—
Change in fair value of warrants and option rights	(5,040)	555	2,364	375
Loss on debt extinguishment	(3,434)	—	—	—
Exchange loss	(165)	167	679	108
Gain on disposal of subsidiaries	4,560	—	—	—
Others, net	—	97	44	7

Net loss for the year	(38,469)	(35,121)	(64,630)	(10,249)

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION

CONDENSED FINANCIAL INFORMATION OF REGISTRANT

BALANCE SHEETS

(Amounts expressed in thousands except share data)

As of December 31, 2010 and 2011

	2010	2011	2011
	Rmb	Rmb	US$ (Note 2(h))
ASSETS
CURRENT ASSETS
Cash and cash equivalents	299	20	3
Due from subsidiaries	216,825	220,126	34,910
Prepaid expenses and other current assets	20,293	444	70

TOTAL CURRENT ASSETS	237,417	220,590	34,983
Property, plant and equipment, net	161	46	7
Investment in subsidiaries	(109,283)	(155,456)	(24,653)

TOTAL ASSETS	128,295	65,180	10,337

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accrued professional fees	4,060	3,012	478
Due to a related party	2,548	—	—
Due to subsidiaries	1,910	1,417	225
Liabilities relating to warrants	2,449	84	13
Other current liabilities and accrued expenses	2,118	1,911	303

TOTAL CURRENT LIABILITIES	13,085	6,424	1,019

TOTAL LIABILITIES	13,085	6,424	1,019
Contingencies and commitments
SHAREHOLDERS’ EQUITY
Common stock, (US$0.01 par value; 4,000,000,000 authorized in 2008 and 2009; shares issued and outstanding: 15,534,669 and 19,300,390 as of December 31, 2008 and 2009, respectively)	1,670	1,675	266
Preferred stock, (US$0.01 par value; 1,000,000,000 shares authorized; shares issued and outstanding: 1,000,000 as of December 31, 2008 and 2009)	77	77	12
Additional paid-in capital	545,847	556,163	88,201
Accumulated deficit	(419,420)	(484,050)	(76,765)
Accumulated other comprehensive loss	(12,964)	(15,109)	(2,396)

TOTAL SHAREHOLDERS’ EQUITY	115,210	58,756	9,318

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	128,295	65,180	10,337

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION

CONDENSED FINANCIAL INFORMATION OF REGISTRANT

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in thousands except share data)

For the years ended December 31, 2009, 2010 and 2011

	Common stock		Preferred stock		Additional paid in	Accumulated	Accumulated Other comprehensive	Total shareholders’
	Shares	Amount	Shares	Amount	capital	deficit	(loss)	equity
		Rmb		Rmb	Rmb	Rmb	Rmb	Rmb
Balance at January 1, 2009	15,543,669	1,205	1,000,000	77	386,054	(345,830)	(6,867)	34,639
Issue of shares upon exercise of option rights	60,000	4	—	—	1,121	—	—	1,125
Shares issued upon exercise of stock options	136,864	10	—	—	2,580	—	—	2,590
Issue of shares upon conversion of convertible note	3,322,260	228	—	—	80,764	—	—	80,992
Issue of shares upon exercise of stock purchase warrant	14,776	1	—	—	(1)	—	—	—
Issue of shares upon exercise of Warrant B	222,821	15	—	—	3,041	—	—	3,056
Stock-based compensation					8,706			8,706
Components of comprehensive loss:
Net loss	—	—	—	—	—	(38,469)	—	(38,469)
Share of subsidiaries’ equity transactions:
Net unrealized gain on available-for-sale securities	—	—	—	—	—	—	9,228	9,228
Translation adjustment	—	—	—	—	—	—	(4,230)	(4,230)

Total comprehensive loss for the year								(33,471)

Balance at December 31, 2009	19,300,390	1,463	1,000,000	77	482,265	(384,299)	(1,869)	97,637

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION

CONDENSED FINANCIAL INFORMATION OF REGISTRANT

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in thousands except share data)

For the years ended December 31, 2009, 2010 and 2011

	Common stock		Preferred stock		Additional paid in	Accumulated	Accumulated Other comprehensive	Total shareholders’
	Shares	Amount	Shares	Amount	capital	deficit	(loss)	Equity
		Rmb		Rmb	Rmb	Rmb	Rmb	Rmb
Issue of shares, net of offering cost	3,064,827	203	—	—	52,316	—	—	52,519
Shares issued upon exercise of stock options	59,999	4	—	—	760	—	—	764
Stock-based compensation	—	—	—	—	8,015	—	—	8,015
Issue of warrants	—	—	—	—	2,491	—	—	2,491
Components of comprehensive loss:
Net loss	—	—	—	—	—	(35,121)	—	(35,121)
Share of subsidiaries’ equity transactions:
Net unrealized gain on available-for-sale securities	—	—	—	—	—	—	(9,374)	(9,374)
Translation adjustment	—	—	—	—	—	—	(1,721)	(1,721)

Total comprehensive loss for the year								(46,216)

Balance at December 31, 2010	22,425,216	1,670	1,000,000	77	545,847	(419,420)	(12,964)	115,210

CONDENSED FINANCIAL INFORMATION OF REGISTRANT

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in thousands except share data)

For the years ended December 31, 2009, 2010 and 2011

	Common stock		Preferred stock		Additional paid in	Accumulated	Accumulated Other comprehensive	Total shareholders’
	Shares	Amount	Shares	Amount	capital	deficit	(loss)	Equity
		Rmb		Rmb	Rmb	Rmb	Rmb	Rmb
Issue of shares, net of offering costs	—	—	—	—	—	—	—	—
Shares issued upon exercise of stock options	73,333	5	—	—	889	—	—	894
Stock-based compensation	—	—	—	—	7,170	—	—	7,170
Issue of warrants	—	—	—	—	2,257	—	—	2,257
Components of comprehensive loss:
Net loss	—	—	—	—	—	(64,630)	—	(64,630)
Share of subsidiaries’ equity transactions:
Net unrealized gain on available-for-sale securities							(640)	(640)
Translation adjustment	—	—	—	—	—	—	(1,505)	(1,505)

Total comprehensive loss for the year								(66,775)

Balance at December 31, 2011	22,498,549	1,675	1,000,000	77	556,163	(484,050)	(15,109)	58,756

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION

CONDENSED FINANCIAL INFORMATION OF REGISTRANT

STATEMENTS OF CASH FLOWS

(Amounts expressed in thousands)

For the years ended December 31, 2009, 2010 and 2011

	2009	2010	2011	2011
	Rmb	Rmb	Rmb	US$ (Note 2(h))
Net loss	(38,469)	(35,121)	(64,630)	(10,249)

Net cash (used in) provided from operating activities	(48,375)	(40,707)	8,619	1,367
Net cash used in investing activities	(15,961)	(81)	—	—
Net cash generated from financing activities	72,428	38,608	894	142
Effect of exchange rate changes on cash and cash equivalents	(872)	(6,030)	(9,792)	(1,553)

Net increase (decrease) in cash and cash equivalents	7,220	(8,210)	(279)	(44)
Cash and cash equivalents at beginning of year	1,289	8,509	299	47

Cash and cash equivalents at end of year	8,509	299	20	3

Supplemental disclosure of cash flow information
Income taxes paid	—	—	—	—
Interest paid	—	—	—	—
Supplemental disclosure non-cash investing and financing activities
Issue of warrants as offering costs for financing activities in 2008	54	—	—	—
Conversion of convertible note in 2009	82,975	—	—	—